 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-292956

To the Shareholders of Burke & Herbert Financial Services Corp. and LINKBANCORP, Inc.
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
On behalf of the boards of directors of Burke & Herbert Financial Services Corp. (“Burke & Herbert”) and LINKBANCORP, Inc. (“LNKB”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed acquisition of LNKB by Burke & Herbert. We are requesting that you take certain actions as a holder of Burke & Herbert common stock (a “Burke & Herbert shareholder”) or as a holder of LNKB common stock (a “LNKB shareholder”).
On December 18, 2025, Burke & Herbert and LNKB entered into an Agreement and Plan of Merger and accompanying Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which LNKB will merge with and into Burke & Herbert (the “merger”), with Burke & Herbert as the continuing corporation (the “continuing corporation” or “Burke & Herbert,” as the case may be). Immediately following the merger, LINKBANK, a Pennsylvania-chartered commercial bank (“LINKBANK”) and a wholly-owned direct subsidiary of LNKB, will merge with and into Burke & Herbert Bank & Trust Company, a Virginia banking corporation (“B&H Bank”) and a wholly-owned direct subsidiary of Burke & Herbert (the “bank merger,” and together with the merger, the “mergers”), with B&H Bank as the continuing bank (the “continuing bank” or “B&H Bank,” as the case may be).
In the merger, LNKB shareholders will receive 0.1350 shares of Burke & Herbert common stock for each share of LNKB common stock they own (the “exchange ratio”), subject to the payment of cash in lieu of fractional shares (“merger consideration”). Based on the $69.45 closing price of Burke & Herbert’s common stock on the Nasdaq Stock Market LLC (“Nasdaq”) on December 17, 2025, the last trading day before the public announcement of the merger, the exchange ratio represented approximately $9.38 in value for each share of LNKB common stock, representing merger consideration of approximately $354.2 million on an aggregate basis. Based on the $63.43 closing price of Burke & Herbert common stock on Nasdaq on January 28, 2026 the last practicable trading day before the date of the accompanying joint proxy statement/prospectus, the exchange ratio represented approximately $8.56 in value for each share of LNKB common stock, representing merger consideration of approximately $323.4 million on an aggregate basis.
Burke & Herbert shareholders will continue to own their existing shares of Burke & Herbert common stock. The value of the Burke & Herbert common stock at the closing date of the merger (the “closing date”) could be greater than, less than or the same as the value of Burke & Herbert common stock on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations of Burke & Herbert common stock (Nasdaq trading symbol “BHRB”) and LNKB common stock (Nasdaq trading symbol “LNKB”).
The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Accordingly, LNKB shareholders generally will not recognize any gain or loss for federal income tax purposes on the exchange of shares of LNKB common stock for Burke & Herbert common stock in the merger, except with respect to any cash received by such holders in lieu of fractional shares of Burke & Herbert common stock.
Based on the exchange ratio and the number of shares of LNKB common stock outstanding or reserved for issuance for LNKB equity awards as of January 28, 2026, Burke & Herbert expects to issue approximately 5.1 million shares of Burke & Herbert common stock to LNKB shareholders in the aggregate in the merger. We estimate that former LNKB shareholders will own approximately 25% and existing Burke & Herbert shareholders will own approximately 75% of the common stock of Burke & Herbert following the completion of the merger.
The special meeting of LNKB shareholders will be held on virtually via the Internet on March 25, 2026 at 8:00 a.m., Eastern Time. The special meeting of Burke & Herbert shareholders will be held virtually via the Internet on March 25, 2026 at 8:00 a.m., Eastern Time. At our respective special meetings, in addition to other business, Burke & Herbert will ask its shareholders to approve the merger agreement and the transactions contemplated thereby (the “Burke & Herbert merger proposal”), and LNKB will ask its shareholders to approve the merger agreement and the transactions contemplated thereby (the “LNKB merger proposal”). Information about these meetings and the merger is contained in the accompanying joint proxy statement/prospectus. In particular, see the section entitled “Risk Factors” beginning on page 29. We urge you to read the accompanying joint proxy statement/prospectus carefully and in its entirety.
Whether or not you plan to attend your special meeting, please vote as soon as possible to make sure that your shares are represented at the respective meeting. If a Burke & Herbert shareholder does not vote for the Burke & Herbert merger proposal, it will have the same effect as voting “AGAINST” the Burke & Herbert merger proposal. If a LNKB shareholder does not vote for the LNKB merger proposal, it will have no effect on the outcome of such proposal.
Each of the Burke & Herbert and LNKB boards of directors unanimously recommends that holders of common stock vote “FOR” each of the proposals to be considered at the respective meetings. We strongly support this combination of our companies and join our boards of directors in their recommendations.
On behalf of the Burke & Herbert and LNKB boards of directors, thank you for your prompt attention to this important matter.
Sincerely,

David P. Boyle Chief Executive Officer Burke & Herbert Financial Services Corp.	Andrew Samuel Chief Executive Officer LINKBANCORP, Inc.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.
The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Burke & Herbert or LNKB, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The accompanying joint proxy statement/prospectus is dated January 30, 2026, and is first being mailed or otherwise delivered to holders of Burke & Herbert common stock and holders of LNKB common stock on or about February 13, 2026.

Burke & Herbert Financial Services Corp.
100 S. Fairfax Street
Alexandria, VA 22314
NOTICE OF SPECIAL MEETING OF BURKE & HERBERT SHAREHOLDERS
To Burke & Herbert Financial Services Corp. shareholders:
On December 18, 2025, Burke & Herbert Financial Services Corp. (“Burke & Herbert”) and LINKBANCORP, Inc. (“LNKB”) entered into an Agreement and Plan of Merger and accompanying Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a special meeting of holders of common stock, par value $0.50 per share, of Burke & Herbert (“Burke & Herbert common stock” and such meeting, the “Burke & Herbert special meeting”) will be held on March 25, 2026 virtually via the Internet, at https://edge.media-server.com/mmc/p/4fnhysd3, (the “Burke & Herbert special meeting website”) at 8:00 a.m. Eastern Time. We are pleased to notify you of, and invite you to, the Burke & Herbert special meeting.
At the Burke & Herbert special meeting you will be asked to consider and vote on the following matters:
1.
A proposal to approve the Agreement and Plan of Merger and accompanying Plan of Merger, dated as of December 18, 2025, by and between Burke & Herbert and LNKB, and the other transactions contemplated by the merger agreement, pursuant to which LNKB will merge with and into Burke & Herbert, as more fully described in the accompanying joint proxy statement/prospectus (the “Burke & Herbert merger proposal”); and

2.
A proposal to adjourn or postpone the Burke & Herbert special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the Burke & Herbert merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of Burke & Herbert common stock (the “Burke & Herbert adjournment proposal”).

The board of directors of Burke & Herbert has fixed the close of business on February 9, 2026 as the record date for the Burke & Herbert special meeting. Only holders of record of Burke & Herbert common stock as of the close of business on the record date for the Burke & Herbert special meeting are entitled to notice of, and to vote at, the Burke & Herbert special meeting or any adjournment or postponement thereof.
The Burke & Herbert board of directors unanimously recommends that holders of Burke & Herbert common stock vote “FOR” the Burke & Herbert merger proposal and “FOR” the Burke & Herbert adjournment proposal.
Burke & Herbert has determined that holders of Burke & Herbert common stock are not entitled to appraisal or dissenters’ rights with respect to the proposed merger under Section 13.1-730 of the Virginia Stock Corporation Act (the “VSCA”).
Your vote is important.   We cannot complete the transactions contemplated by the merger agreement unless holders of Burke & Herbert common stock approve the Burke & Herbert merger proposal. The affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding shares of Burke & Herbert common stock at the Burke & Herbert special meeting is required to approve the Burke & Herbert merger proposal.

Each copy of the joint proxy statement/prospectus mailed to holders of Burke & Herbert common stock is accompanied by a form of proxy card with instructions for voting.
Whether or not you plan to attend the Burke & Herbert special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.
The joint proxy statement/prospectus of which this notice is part provides a detailed description of the merger agreement, the merger contemplated thereby and the other matters to be considered at the Burke & Herbert special meeting. A summary of the merger agreement is included in the joint proxy statement/prospectus in the sections entitled “The Merger” and “The Merger Agreement,” and a copy of the merger agreement is attached as Annex A to the joint/proxy statement prospectus, each of which are incorporated by reference into this notice to the same extent as if fully set forth herein. We encourage you to carefully read this joint proxy statement/prospectus (including the annexes thereto) and any other documents incorporated by reference herein in their entirety.
If you have any questions regarding the accompanying joint proxy statement/prospectus, you may contact Regan & Associates, Inc. Burke & Herbert’s proxy solicitor, by calling toll-free at (800) 737-3246, or for banks and brokers, collect at (212) 587-3005.
By Order of the Board of Directors

David P. Boyle Chief Executive Officer Burke & Herbert Financial Services Corp.
January 30, 2026

LINKBANCORP, Inc.
1250 Camp Hill Bypass, Suite 202
Camp Hill, PA 17011
NOTICE OF SPECIAL MEETING OF LINKBANCORP, INC. SHAREHOLDERS
To LINKBANCORP, Inc. Shareholders:
On December 18, 2025, Burke & Herbert Financial Services Corp. (“Burke & Herbert”) and LINKBANCORP, Inc. (“LNKB”) entered into an Agreement and Plan of Merger and accompanying Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a special meeting of holders of common stock, par value $0.01 per share of LNKB (“LNKB common stock” and such meeting, the “LNKB special meeting”) will be held on March 25, 2026 virtually via the Internet, at https://edge.media-server.com/mmc/p/ewr9qa5w, (the “LNKB special meeting website”) at 8:00 a.m. Eastern Time. We are pleased to notify you of and invite you to the LNKB special meeting.
At the LNKB special meeting, you will be asked to consider and vote on the following matters:
1.
A proposal to approve the Agreement and Plan of Merger and accompanying Plan of Merger, dated as of December 18, 2025, by and between Burke & Herbert and LNKB, and the other transactions contemplated by the merger agreement, pursuant to which LNKB will merge with and into Burke & Herbert, as more fully described in the accompanying joint proxy statement/prospectus (the “LNKB merger proposal”).

2.
A proposal to adjourn or postpone the LNKB special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the LNKB merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of LNKB common stock (the “LNKB adjournment proposal”).

The board of directors of LNKB has fixed the close of business on February 9, 2026 as the record date for the LNKB special meeting. Only holders of record of LNKB common stock as of the close of business on the record date for the LNKB special meeting are entitled to notice of, and to vote at, the LNKB special meeting or any adjournment or postponement thereof.
The LNKB board of directors unanimously recommends that holders of LNKB common stock vote “FOR” the LNKB merger proposal and “FOR” the LNKB adjournment proposal.
LNKB has determined that holders of LNKB common stock are not entitled to appraisal rights with respect to the proposed merger under Chapter 15 of the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”).
Your vote is important.   We cannot complete the transactions contemplated by the merger agreement unless holders of LNKB common stock approve the LNKB merger proposal. The affirmative vote of a majority of all of the votes cast at the special meeting by the holders of shares of LNKB common stock entitled to vote at the special meeting is required to approve the LNKB merger proposal.
Each copy of the joint proxy statement/prospectus mailed to holders of LNKB common stock is accompanied by a form of proxy card with instructions for voting.

Whether or not you plan to attend the LNKB special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.
The joint proxy statement/prospectus of which this notice is part provides a detailed description of the merger agreement, the merger contemplated thereby and the other matters to be considered at the LNKB special meeting. A summary of the merger agreement is included in the joint proxy statement/prospectus in the sections entitled “The Merger” and “The Merger Agreement,” and a copy of the merger agreement is attached as Annex A to the joint/proxy statement prospectus, each of which are incorporated by reference into this notice to the same extent as if fully set forth herein. We encourage you to carefully read this joint proxy statement/prospectus (including the annexes thereto) and any other documents incorporated by reference herein in their entirety.
If you have any questions regarding the accompanying joint proxy statement/prospectus, you may contact Regan & Associates, Inc. LNKB’s proxy solicitor, by calling toll-free at (800) 737-3246, or for banks and brokers, collect at (212) 587-3005.
By Order of the Board of Directors

Andrew Samuel Chief Executive Officer LINKBANCORP, Inc.
January 30, 2026

ADDITIONAL INFORMATION
As permitted by the rules of the Securities and Exchange Commission (the “SEC”), this joint proxy statement/prospectus incorporates important business and financial information about Burke & Herbert from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the SEC website at http://www.sec.gov.
Copies of documents filed by Burke & Herbert with the SEC are available at the investor relations page of Burke & Herbert’s website, www.burkeandherbertbank.com, and are also available to you free of charge upon your request in writing or by telephone to Burke & Herbert at the address and telephone number below. Copies of documents filed by LNKB with the SEC are available at the investor relations page of LNKB’s website, ir.linkbancorp.com, and are also available to you free of charge upon your request in writing or by telephone to LNKB at the address and telephone number below.
if you are a Burke & Herbert shareholder: Burke & Herbert Financial Services Corp. 100 S. Fairfax Street Alexandria, VA 22314 Attention: Investor Relations (703) 666-3555	if you are a LNKB shareholder: LINKBANCORP, Inc. 1250 Camp Hill Bypass, Suite 202, Camp Hill, PA 17011 Attention: Investor Relations (717) 678-7935
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of your applicable special meeting. This means that holders of Burke & Herbert common stock requesting documents must do so by March 18, 2026, in order to receive them before the Burke & Herbert special meeting, and holders of LNKB common stock requesting documents must do so by March 18, 2026, in order to receive them before the LNKB special meeting.
See the section of the accompanying joint proxy statement/prospectus entitled “Where You Can Find More Information” for further information. The contents of the websites of the SEC, Burke & Herbert and LNKB are not being incorporated into this proxy statement/prospectus. This information about how you can obtain certain documents that are being incorporated by reference by Burke & Herbert into this joint proxy statement/prospectus at its website is being provided only for your convenience.

i

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS
This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Burke & Herbert, constitutes a prospectus of Burke & Herbert under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Burke & Herbert common stock to be issued to holders of LNKB common stock pursuant to the merger agreement. This joint proxy statement/prospectus also constitutes a proxy statement of each of Burke & Herbert and LNKB under Section 14(a) the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This joint proxy statement/prospectus also constitutes a notice of meeting with respect to the Burke & Herbert special meeting and a notice of meeting with respect to the LNKB special meeting.
Except where the context otherwise indicates, information contained in this document regarding LNKB has been provided by LNKB and information contained in, or incorporated by reference into, this document regarding Burke & Herbert has been provided by Burke & Herbert.
You should rely only on the information contained in, or incorporated by reference into, this joint proxy statement/prospectus.   No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated January 30, 2026, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such incorporated document. Neither the mailing of this joint proxy statement/prospectus to holders of Burke & Herbert common stock or holders of LNKB common stock nor the issuance by Burke & Herbert of shares of Burke & Herbert common stock in connection with the merger will create any implication to the contrary.
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
All current amounts referenced in this proxy statement/prospectus are in U.S. dollars. In this joint proxy statement/prospectus, except as otherwise indicated or the context otherwise requires, references to:
•
“B&H Bank” refers to Burke & Herbert Bank & Trust Company, a member bank of the Federal Reserve System chartered under the laws of the Commonwealth of Virginia and a wholly owned subsidiary of Burke & Herbert;

•
“bank merger” refers to merger of LINKBANK with and into B&H Bank, with B&H Bank as the continuing bank;

•
“Burke & Herbert” refers to Burke & Herbert Financial Services Corp., a Virginia corporation;

•
“Burke & Herbert articles of incorporation” refers to the articles of incorporation of Burke & Herbert Financial Services Corp., as amended;

•
“Burke & Herbert board of directors” refers to the board of directors of Burke & Herbert;

•
“Burke & Herbert bylaws” refers to the amended and restated bylaws of Burke & Herbert Financial Services Corp.;

•
“Burke & Herbert common stock” refers to the common stock, par value $0.50 per share, of Burke & Herbert;

•
“Burke & Herbert shareholders” refer to holders of shares of Burke & Herbert common stock both prior to and following the completion of the merger;

•
“Burke & Herbert special meeting” refers to the special meeting of Burke & Herbert shareholders to be held on March 25, 2026 to consider and vote on the Burke & Herbert merger proposal and the Burke & Herbert adjournment proposal;

•
“closing” refers to the closing of the merger;

•
“closing date” refers to the date on which the closing occurs;

•
“continuing bank” refers to B&H Bank after the bank merger;

•
“continuing corporation” refers to Burke & Herbert after the merger;

•
“LNKB” refers to LINKBANCORP, Inc., a Pennsylvania corporation;

•
“LINKBANK” refers to LINKBANK, a Pennsylvania-chartered commercial bank and a wholly owned subsidiary of LNKB;

•
“LNKB articles of incorporation” refers to the amended and restated articles of incorporation of LINKBANCORP, Inc., as amended;

•
“LNKB bylaws” refers to the amended and restated bylaws of LINKBANCORP, Inc.;

•
“LNKB common stock” refers to the common stock, par value $0.01 per share, of LNKB;

•
“LNKB shareholders” refer to holders of shares of LNKB common stock;

•
“LNKB special meeting” refers to the special meeting of LNKB shareholders to be held on March 25, 2026 to consider and vote on the LNKB merger proposal and the LNKB adjournment proposal;

•
“merger” refers to the merger of LNKB with and into Burke & Herbert, with Burke & Herbert as the continuing corporation; and

•
“transactions” refers to the merger and the other transactions contemplated by the merger agreement.

Annex A — Agreement and Plan of Merger and accompanying Plan of Merger
Annex B — Opinion of Keefe, Bruyette & Woods, Inc.
Annex C — Opinion of Stephens Inc.
Annex D — LNKB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024
Annex E — LNKB’s Definitive Proxy Statement on Schedule 14A
Annex F — LNKB’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025
Annex G — LNKB’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025
Annex H — LNKB’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025
Annex I  — LNKB’s Current Reports on Forms 8-K
Annex J  —
Summit Financial Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed March 12, 2024

Annex K —
Summit Financial Group, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024

QUESTIONS AND ANSWERS
The following are certain questions that you may have about the merger, the bank merger, the Burke & Herbert special meeting or the LNKB special meeting, and brief answers to those questions. We encourage you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger, the bank merger, the Burke & Herbert special meeting or the LNKB special meeting. Additional important information is also contained in the annexes and the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 165.
Q.
Why am I receiving this joint proxy statement/prospectus?

A.
You are receiving this joint proxy statement/prospectus because Burke & Herbert and LNKB have entered into an Agreement and Plan of Merger and accompanying Plan of Merger, dated December 18, 2025 (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”). A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. Under the merger agreement, subject to the satisfaction (or to the extent permitted by law and in accordance with the merger agreement, waiver) of the conditions to the merger set forth in the merger agreement, LNKB will merge with and into Burke & Herbert (the “merger”), with Burke & Herbert as the continuing corporation (sometimes referred to in such capacity as the “continuing corporation”). Immediately following the completion of the merger, LINKBANK, a Pennsylvania-chartered commercial bank and a wholly owned subsidiary of LNKB, will merge with and into B&H Bank, a Virginia-chartered commercial bank and wholly owned subsidiary of Burke & Herbert (the “bank merger” and together with the merger, the “mergers”), with B&H Bank as the continuing bank (sometimes referred to in such capacity as the “continuing bank”). In this joint proxy statement/prospectus, we refer to the closing of the merger as the “closing” and the date on which the closing occurs as the “closing date.”

To complete the merger, among other things:
•
Burke & Herbert shareholders must approve the merger agreement and the transactions contemplated thereby (the “Burke & Herbert merger proposal”); and

•
LNKB shareholders must approve the merger agreement and the transactions contemplated thereby (the “LNKB merger proposal”).

Burke & Herbert is holding a special meeting of Burke & Herbert shareholders (the “Burke & Herbert special meeting”) to obtain approval of the Burke & Herbert merger proposal. In addition, Burke & Herbert shareholders will be asked to approve a proposal to adjourn or postpone the Burke & Herbert special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there are not sufficient votes at the time of the Burke & Herbert special meeting to approve the Burke & Herbert merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Burke & Herbert shareholders (the “Burke & Herbert adjournment proposal”).
LNKB is holding a special meeting of LNKB shareholders (the “LNKB special meeting”) to obtain approval of the LNKB merger proposal. In addition, LNKB shareholders will be asked to approve a proposal to adjourn or postpone the LNKB special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there are not sufficient votes at the time of the LNKB special meeting to approve the LNKB merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to LNKB shareholders (the “LNKB adjournment proposal”).
Neither the LNKB shareholders nor the Burke & Herbert shareholders are entitled to appraisal or dissenters’ rights in connection with the merger.
This document is also a prospectus that is being delivered to LNKB shareholders because, pursuant in connection with the merger, Burke & Herbert is offering shares of Burke & Herbert common stock to LNKB shareholders.

This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the Burke & Herbert special meeting and the LNKB special meeting. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of Burke & Herbert common stock or LNKB common stock, as applicable, voted by proxy without attending your respective meeting. Your vote is important, and we encourage you to submit your proxy as soon as possible.
Q.
What will happen in the mergers?

A.
In the merger, LNKB will merge with and into Burke & Herbert, with Burke & Herbert as the continuing corporation. In the bank merger, which will occur immediately following the completion of the merger, LINKBANK will merge with and into B&H Bank, with B&H Bank as the continuing bank.

Each share of LNKB common stock issued and outstanding immediately prior to the effective time of the merger (the “effective time”), other than certain shares held by Burke & Herbert or LNKB, will be converted into the right to receive 0.1350 shares (the “exchange ratio”) of Burke & Herbert common stock (and cash in lieu of fractional shares) (the “merger consideration”).
After completion of the merger, (i) LNKB will cease to exist and will no longer be a public company, and (ii) LNKB common stock will be delisted from the Nasdaq Stock Market LLC (“Nasdaq”), deregistered under the Exchange Act and cease to be publicly traded. After the completion of the merger, current Burke & Herbert shareholders will continue to own their existing shares of Burke & Herbert common stock. See the information provided in the section entitled “The Merger Agreement — Structure of the Merger” beginning on page 106 and the merger agreement attached as Annex A to this joint proxy statement/prospectus for more information about the merger.
Q:
When and where will each of the special meetings take place?

A:
The Burke & Herbert special meeting will be held virtually via the Burke & Herbert special meeting website, which can be accessed at https://edge.media-server.com/mmc/p/4fnhysd3 on March 25, 2026 at 8:00 a.m., Eastern Time.

The LNKB special meeting will be held virtually via the LNKB special meeting website, which can be accessed at https://edge.media-server.com/mmc/p/ewr9qa5w on March 25, 2026 at 8:00 a.m., Eastern Time.
Even if you plan to attend the Burke & Herbert special meeting or the LNKB special meeting, as applicable, Burke & Herbert and LNKB each recommend that you vote your shares in advance as described below so that your vote will be counted even if you later decide not to or become unable to attend the applicable special meeting.
Q:
What matters will be considered at each of the special meetings?

A:
At the Burke & Herbert special meeting, Burke & Herbert shareholders will be asked to consider and vote on the following proposals:

•
Proposal 1:   Burke & Herbert merger proposal: approval and adoption of the merger agreement and the transactions contemplated thereby; and

•
Proposal 2:   Burke & Herbert adjournment proposal: approval of the adjournment or postponement of the Burke & Herbert special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there are not sufficient votes at the time of the Burke & Herbert special meeting to approve the Burke & Herbert merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to the Burke & Herbert shareholders.

At the LNKB special meeting, LNKB shareholders will be asked to consider and vote on the following proposals:
•
Proposal 1:   LNKB merger proposal: approval and adoption of the merger agreement and the transactions contemplated thereby; and

•
Proposal 2:   LNKB adjournment proposal: approval of the adjournment or postponement of the LNKB special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there are not sufficient votes at the time of the LNKB special meeting to approve the LNKB merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to the LNKB shareholders.

In order to complete the merger, among other things, Burke & Herbert shareholders must approve the Burke & Herbert merger proposal and LNKB shareholders must approve the LNKB merger proposal. Neither of the approvals of the Burke & Herbert adjournment proposal or the LNKB adjournment proposal are conditions to the obligations of Burke & Herbert or LNKB to complete the merger.
Q:
What will LNKB shareholders receive at the effective time?

A:
At the effective time, LNKB shareholders will receive 0.1350 shares of Burke & Herbert common stock for each share of LNKB common stock held immediately prior to the effective time (other than certain shares held by Burke & Herbert or LNKB). Burke & Herbert will not issue any fractional shares of Burke & Herbert common stock at the effective time. LNKB shareholders who would otherwise be entitled to a fractional share of Burke & Herbert common stock will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying the average closing-sale prices per share of Burke & Herbert common stock on Nasdaq for the consecutive period of five full trading days ending on the third trading day immediately preceding the closing date (the “Burke & Herbert closing share value”) by the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Burke & Herbert common stock that such shareholder would otherwise be entitled to receive.

Q:
What will Burke & Herbert shareholders receive at the effective time?

A:
At the effective time, Burke & Herbert shareholders will not receive any consideration, and their shares of Burke & Herbert common stock will remain outstanding and will constitute shares of the continuing corporation following the merger. Following the merger, shares of Burke & Herbert common stock will continue to be traded on Nasdaq.

Q:
Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the effective time?

A:
Yes. Although the number of shares of Burke & Herbert common stock that LNKB shareholders will receive is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the effective time based upon the market value for Burke & Herbert common stock. Any fluctuation in the market price of Burke & Herbert common stock will change the value of the shares of Burke & Herbert common stock that LNKB shareholders will receive. Neither Burke & Herbert nor LNKB is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Burke & Herbert common stock or LNKB common stock.

Q:
How will the merger affect LNKB equity awards?

A:
At the effective time:

•
Restricted Stock Awards.   Each outstanding time-vesting restricted share of LNKB common stock (each, an “LNKB Restricted Stock Award”) that is outstanding and unvested will fully vest and be converted into the right to receive the merger consideration, subject to applicable tax withholding.

•
Restricted Stock Units.   Each time-vesting restricted stock unit award (each, an “LNKB RSU Award”) that is outstanding will fully vest (if unvested) and be cancelled and converted automatically into the right to receive, with respect to each share of LNKB common stock underlying the LNKB RSU Award, the merger consideration, as if such LNKB RSU Award had been settled in shares of LNKB common stock immediately prior to the effective time, subject to applicable tax withholding.

•
Stock Options.   Each outstanding stock option in respect of shares of LNKB common stock (each, an “LNKB Option” and, collectively with the LNKB Restricted Stock Awards and the LNKB RSU Awards, the “LNKB Equity Awards”) will be assumed by Burke & Herbert and converted into a stock option (each, an “Assumed Option”) that (a) is exercisable for (subject to achievement of the applicable time-based vesting conditions based on service after the closing date to Burke & Herbert) a number of shares of Burke & Herbert common stock equal to the number of shares of LNKB common stock underlying the LNKB Option immediately prior to the effective time multiplied by the exchange ratio, rounded down to the nearest whole share, and (b) has an exercise price per share of Burke & Herbert common stock equal to the exercise price applicable to the underlying LNKB Option immediately prior to the effective time divided by the exchange ratio, rounded up to the nearest cent. Each Assumed Option will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding LNKB Option immediately prior to the effective time.
Q:
How will the Merger affect outstanding LNKB Warrants?

A:
Upon the terms and subject to the conditions of the merger agreement, at the effective time, each warrant to acquire shares of LNKB common stock (each such warrant, an “LNKB Warrant”) that is outstanding immediately prior to the effective time shall be converted into a warrant that is exercisable for a number of shares of Burke & Herbert common stock equal to the number of shares of LNKB common stock underlying the LNKB Warrant immediately prior to the effective time multiplied by the exchange ratio, rounded down to the nearest whole share. Such warrants will have an exercise price per share of Burke & Herbert common stock equal to the exercise price applicable to the underlying LNKB Warrant immediately prior to the effective time divided by the exchange ratio, rounded up to the nearest cent, and will otherwise continue to have, and shall be subject to, the same terms and conditions as applied to the underlying LNKB Warrant immediately prior to the effective time.

Q:
How will the merger affect LNKB’s 401(k) plan?

A:
The merger agreement provides that, effective as of the date immediately preceding the closing date and contingent upon the consummation of the merger, LNKB shall, or shall cause LINKBANK to, terminate LNKB’s 401(k) plan. LNKB shall take (or cause to be taken) all actions that are necessary or appropriate to fully vest each individual who is employed by LNKB or any of its subsidiaries as of immediately prior to the effective time and who continues to be actively employed by the continuing corporation (or any affiliate thereof) during the period commencing at the effective time (a “continuing employee”) in his or her account balance under LNKB’s 401(k) plan effective as of the closing date. The continuing corporation shall take (or cause to be taken) all actions that are necessary or appropriate to make, as soon as practicable following the closing date, all employee and employer contributions to LNKB’s 401(k) plan on behalf of each continuing employee with respect to all periods of service ending on or prior to the closing date. Prior to the effective time, LNKB shall provide Burke & Herbert with resolutions adopted by LNKB’s board of directors terminating LNKB’s 401(k) plan, the form and substance of which shall be subject to the prior written approval of Burke & Herbert. As soon as practicable following the effective time, with respect to LNKB’s 401(k) plan, Burke & Herbert shall permit or cause its subsidiaries to permit the continuing employees to roll over their account balances, notes and similar instruments reflecting outstanding loan balances under the LNKB 401(k) plan, if any, thereunder into an “eligible retirement plan” within the meaning of Section 402(c)(8)(B) of Internal Revenue Code of 1986, as amended (the “Code”) maintained by Burke & Herbert or its subsidiaries. Notwithstanding the foregoing, Burke & Herbert may, in its sole discretion, determine prior to the effective time, not to terminate the LNKB 401(k) plan or take any of the actions described above, provided that Burke & Herbert shall provide notice of such determination to LNKB at least ten business days prior to the effective time.

Q:
How does the Burke & Herbert board of directors recommend that I vote at the Burke & Herbert special meeting?

A:
The Burke & Herbert board of directors unanimously recommends that the holders of Burke & Herbert common stock vote “FOR” the Burke & Herbert merger proposal and “FOR” the Burke & Herbert adjournment proposal.

In considering the recommendations of the Burke & Herbert board of directors, Burke & Herbert shareholders should be aware that Burke & Herbert directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Burke & Herbert shareholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger — Interests of Certain Burke & Herbert Directors and Executive Officers in the Merger” beginning on page 96.
Q:
How does the LNKB board of directors recommend that I vote at the LNKB special meeting?

A:
The LNKB board of directors unanimously recommends that the holders of LNKB common stock vote “FOR” the LNKB merger proposal and “FOR” the LNKB adjournment proposal.

In considering the recommendations of the LNKB board of directors, LNKB shareholders should be aware that LNKB directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of LNKB shareholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger — Interests of Certain LNKB Directors and Executive Officers in the Merger” beginning on page 97.
Q:
Who is entitled to vote at the Burke & Herbert special meeting?

A:
The record date for the Burke & Herbert special meeting is February 9, 2026. All Burke & Herbert shareholders who held shares at the close of business on the record date for the Burke & Herbert special meeting are entitled to receive notice of, and to vote at, the Burke & Herbert special meeting.

Each Burke & Herbert shareholder is entitled to cast one vote on each matter properly brought before the Burke & Herbert special meeting for each share of Burke & Herbert common stock that such holder owned of record as of the record date. As of January 28, 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, there were 15,034,013 outstanding shares of Burke & Herbert common stock. As of such date, the issued and outstanding Burke & Herbert common stock was held by approximately 1,225 shareholders of record.
Attendance at the Burke & Herbert special meeting is not required to vote. See the section entitled “The Burke & Herbert Special Meeting — Proxies” beginning on page 40 for instructions on how to vote your shares of Burke & Herbert common stock without attending the Burke & Herbert special meeting.
Q:
Who is entitled to vote at the LNKB special meeting?

A:
The record date for the LNKB special meeting is February 9, 2026. All LNKB shareholders who held shares at the close of business on the record date for the LNKB special meeting are entitled to receive notice of, and to vote at, the LNKB special meeting.

Each LNKB shareholder is entitled to cast one vote on each matter properly brought before the LNKB special meeting for each share of LNKB common stock that such holder owned of record as of the record date. As of January 28, 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, there were 37,465,183 outstanding shares of LNKB common stock. As of such date, the issued and outstanding LNKB common stock was held by approximately 786 shareholders of record.
Attendance at the special meeting is not required to vote. See the section entitled “The LNKB Special Meeting — Proxies” beginning on page 46 for instructions on how to vote your shares of LNKB common stock without attending the LNKB special meeting.
Q:
What constitutes a quorum for the Burke & Herbert special meeting?

A:
The presence at the Burke & Herbert special meeting, virtually or by proxy, of the holders of a majority of the total number of outstanding shares of Burke & Herbert common stock entitled to vote at the Burke & Herbert special meeting will constitute a quorum for the transaction of business at the Burke & Herbert special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum, but not a broker non-vote or other failure to vote.

Q:
What constitutes a quorum for the LNKB special meeting?

A:
The presence at the LNKB special meeting, virtually or by proxy, of holders of a majority of the total number of outstanding shares of LNKB common stock entitled to vote at the LNKB special meeting will constitute a quorum for the transaction of business at the LNKB special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum, but not a broker non-vote or other failure to vote.

Q:
If my shares of common stock are held in “street name” by my bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me?

A:
If you hold your shares in a stock brokerage account or if your shares are held by a bank, broker, trustee or other nominee (that is, in “street name”) and fail to give voting instructions, your bank, broker, trustee or other nominee will not vote those shares. This applies to shares of both Burke & Herbert common stock and LNKB common stock.

Please follow the voting instructions provided by your broker, bank, trustee or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Burke & Herbert or LNKB or by voting at either special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker, trustee or other nominee. Further, brokers who hold shares of Burke & Herbert common stock or LNKB common stock may not give a proxy to Burke & Herbert or LNKB to vote those shares on any of the Burke & Herbert proposals or any of the LNKB proposals, respectively, without specific instructions from their customers.
Q:
What vote is required for the approval of each proposal at the Burke & Herbert special meeting?

A:
Proposal 1: Burke & Herbert merger proposal.   Approval of the Burke & Herbert merger proposal requires the affirmative vote of a majority of the votes entitled to be cast by the holders of outstanding shares of Burke & Herbert common stock at the Burke & Herbert special meeting. An abstention, broker non-vote or other failure to vote will have the same effect as a vote “AGAINST” the Burke & Herbert merger proposal.

Proposal 2: Burke & Herbert adjournment proposal.   If a quorum is present at the Burke & Herbert special meeting, approval of the Burke & Herbert adjournment proposal requires the affirmative vote of a majority of the votes cast by the Burke & Herbert shareholders at the Burke & Herbert special meeting. An abstention, broker non-vote or other failure to vote will have no effect on the outcome of the Burke & Herbert adjournment proposal. In the absence of a quorum at the Burke & Herbert special meeting, approval of the Burke & Herbert adjournment proposal requires the affirmative vote of a majority of the shares of Burke & Herbert common stock present at the Burke & Herbert special meeting and entitled to vote on the Burke & Herbert adjournment proposal. An abstention will have the same effect as a vote “AGAINST” the proposal, and a broker non-vote or other failure to vote will have no effect on the outcome of the Burke & Herbert adjournment proposal.
Q:
What vote is required for the approval of each proposal at the LNKB special meeting?

A:
Proposal 1: LNKB merger proposal.   Approval of the LNKB merger proposal requires the affirmative vote of a majority of the votes cast by the holders of outstanding shares of LNKB common stock at the LNKB special meeting. An abstention, broker non-vote or other failure to vote will have no effect on the outcome of the LNKB merger proposal.

Proposal 2: LNKB adjournment proposal.   If a quorum is present at the LNKB special meeting, approval of the LNKB adjournment proposal requires the approval of a majority of the votes cast by the LNKB shareholders at the LNKB special meeting. An abstention, broker non-vote or other failure to vote will have no effect on the outcome of the LNKB adjournment proposal. In the absence of a quorum at the LNKB special meeting, approval of the LNKB adjournment proposal requires the affirmative vote of a majority of the shares of LNKB common stock present at the LNKB special meeting and entitled to vote on the LNKB adjournment proposal. An abstention will have the same effect as a vote “AGAINST” the proposal, and a broker non-vote or other failure to vote will have no effect on the outcome of the LNKB adjournment proposal.

Q:
Are there any Burke & Herbert shareholders already committed to voting in favor of the Burke & Herbert merger proposal?

A:
Yes. Each director of Burke & Herbert, solely in such director’s capacity as a shareholder of Burke & Herbert, has entered into a support agreement with LNKB requiring each of them to vote all shares of Burke & Herbert common stock that such director beneficially owns and/or is the registered owner of and has the sole right and power to vote or direct the disposition in favor of the Burke & Herbert merger proposal. As of January 28, 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, these directors held 1,567,037 shares of Burke & Herbert common stock subject to such agreements, which represented approximately 10.42% of the outstanding shares of Burke & Herbert common stock.

Q:
Are there any LNKB shareholders already committed to voting in favor of the LNKB merger proposal?

A:
Yes. Each director of LNKB, solely in such director’s capacity as a shareholder of LNKB, has entered into a support agreement with Burke & Herbert requiring each of them to vote all shares of LNKB common stock that such director beneficially owns and/or is the registered owner of and has the sole right and power to vote or direct the disposition in favor of the LNKB merger proposal. As of January 28, 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, these directors held 11,226,948 shares of LNKB common stock subject to such agreements, which represented approximately 29.97% of the outstanding shares of LNKB common stock.

Q:
What if I hold shares of both Burke & Herbert and LNKB?

A:
If you hold shares of both Burke & Herbert common stock and LNKB common stock, you will receive separate packages of proxy materials. A vote cast as a Burke & Herbert shareholder will not count as a vote cast as a LNKB shareholder, and a vote cast as a LNKB shareholder will not count as a vote cast as a Burke & Herbert shareholder. Therefore, please submit separate proxies for your shares of Burke & Herbert common stock and your shares of LNKB common stock.

Q:
How can I attend, vote and ask questions at the Burke & Herbert special meeting or the LNKB special meeting?

A:
Record Holders.   If you hold shares directly in your name as the holder of record of Burke & Herbert or LNKB common stock, you are a “record holder” and your shares may be voted at the Burke & Herbert special meeting or the LNKB special meeting by you, as applicable. If you choose to vote your Burke & Herbert shares virtually at the Burke & Herbert special meeting via the Burke & Herbert special meeting website, you will need the control number, as described below. If you choose to vote your LNKB shares virtually at the LNKB special meeting via the LNKB special meeting website, you will need the control number, as described below.

Beneficial Owners.   If you hold shares in a brokerage or other account in “street name,” you are a “beneficial owner” and your shares may be voted at the Burke & Herbert special meeting or the LNKB special meeting, as applicable, only if you provide instructions on how to vote. If you do not provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank or other holder of record, your shares will not be voted on any proposal to which you did not provide voting instructions. If you wish to vote your Burke & Herbert shares virtually at the Burke & Herbert special meeting via Burke & Herbert special meeting website, you will need the control number, as described below. If you wish to vote your LNKB shares virtually at the LNKB special meeting via the LNKB special meeting website, you will need the control number, as described below. Please contact your broker, bank or other nominee to obtain further instructions.
Burke & Herbert special meeting.   If you are a record holder of Burke & Herbert common stock, you will be able to attend the Burke & Herbert special meeting online, ask questions and vote during the meeting by visiting https://edge.media-server.com/mmc/p/4fnhysd3 and following the instructions. Please have your control number, which can be found on your proxy card, notice or email previously received, to access the meeting. The password for the meeting, if requested, is burke2026.

If you are a beneficial owner of Burke & Herbert common stock, in order to participate in the Burke & Herbert special meeting, you must first obtain a legal proxy from your broker, bank or other nominee reflecting the number of shares of Burke & Herbert common stock you held as of the record date, your name and email address. You then must submit a request for registration to Equiniti Trust Company, LLC (“Equiniti”): (1) by email to proxy@equiniti.com; (2) by fax to (718) 765-8730 or (3) by mail to Equiniti Trust Company, LLC, Attn: Proxy Tabulation Department, 1110 Centre Point Curve, Suite 101, Mendota Heights, MN 55120. Requests for registration must be labeled as “Legal Proxy” and be received by Equiniti no later than 5:00 p.m. Eastern Time on March 18, 2026.
Burke & Herbert encourages its shareholders to visit the Burke & Herbert special meeting website in advance of the Burke & Herbert special meeting to familiarize themselves with the online access process. The virtual Burke & Herbert special meeting platform is fully supported across browsers and devices that are equipped with the most updated version of applicable software and plugins. Shareholders should verify their Internet connection prior to the Burke & Herbert special meeting. Technical support information is provided on the sign-in page for all shareholders. If you have difficulty accessing the virtual Burke & Herbert special meeting during check-in or during the meeting, please contact technical support as indicated on the Burke & Herbert special meeting sign-in page. Shareholders will have substantially the same opportunities to participate in the virtual Burke & Herbert special meeting as they would have at a physical, in-person meeting. Shareholders as of the record date will be able to attend, vote, and submit questions during a portion of the meeting via the online platform.
LNKB special meeting.   If you are a record holder of LNKB common stock, you will be able to attend the LNKB special meeting online, ask questions and vote during the meeting by visiting https://edge.media-server.com/mmc/p/ewr9qa5w and following the instructions. Please have your control number, which can be found on your proxy card, notice or email previously received, to access the meeting. The password for the meeting, if requested, is linkbancorp2026.
If you are a beneficial owner of LNKB common stock, in order to participate in the LNKB special meeting, you must first obtain a legal proxy from your broker, bank or other nominee reflecting the number of shares of LNKB common stock you held as of the record date, your name and email address. You then must submit a request for registration to Equiniti Trust Company, LLC: (1) by email to proxy@equiniti.com; (2) by fax to (718) 765-8730 or (3) by mail to Equiniti Trust Company, LLC, Attn: Proxy Tabulation Department, 1110 Centre Point Curve, Suite 101, Mendota Heights, MN 55120. Requests for registration must be labeled as “Legal Proxy” and be received by Equiniti no later than 5:00 p.m. Eastern Time on March 18, 2026.
LNKB encourages its shareholders to visit the LNKB special meeting website in advance of the LNKB special meeting to familiarize themselves with the online access process. The virtual LNKB special meeting platform is fully supported across browsers and devices that are equipped with the most updated version of applicable software and plugins. Shareholders should verify their Internet connection prior to the LNKB special meeting. Technical support information is provided on the sign-in page for all shareholders. If you have difficulty accessing the virtual LNKB special meeting during check-in or during the meeting, please contact technical support as indicated on the LNKB special meeting sign-in page. Shareholders will have substantially the same opportunities to participate in the virtual LNKB special meeting as they would have at a physical, in-person meeting. Shareholders as of the record date will be able to attend, vote, and submit questions during a portion of the meeting via the online platform.
Even if you plan to attend the Burke & Herbert special meeting or the LNKB special meeting, as applicable, Burke & Herbert and LNKB each recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend your respective special meeting.
Additional information on attending the special meetings can be found under the section entitled “The Burke & Herbert Special Meeting — Attending the Special Meeting” on page 39 and under the section entitled “The LNKB Special Meeting — Attending the Special Meeting”.

Q:
How can I vote my shares without attending my respective special meeting?

A:
Whether you hold your shares directly as the holder of record of Burke & Herbert common stock or LNKB common stock or beneficially in “street name,” you may direct your vote by proxy without attending the Burke & Herbert special meeting or the LNKB special meeting, as applicable.

If you are a record holder of Burke & Herbert common stock or LNKB common stock, you can vote your shares by proxy over the Internet or by mail by following the instructions provided in the enclosed proxy card. If you hold shares beneficially in “street name” as a beneficial owner of Burke & Herbert common stock or LNKB common stock, you should follow the voting instructions provided by your bank, broker, trustee or other nominee.
If you intend to submit your proxy via the Internet, you must do so by 11:59 p.m. Eastern Time, on the day before the Burke & Herbert special meeting or the LNKB special meeting, as applicable. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the Burke & Herbert special meeting or the LNKB special meeting, as applicable.
Additional information on voting procedures can be found under the section entitled “The Burke & Herbert Special Meeting — Attending the Special Meeting” on page 39 and under the section entitled “The LNKB Special Meeting — Attending the Special Meeting” on page 45.
Q:
What do I need to do now?

A:
After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote as soon as possible. If you hold shares of Burke & Herbert common stock or LNKB common stock, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy via the Internet, as soon as possible so that your shares may be represented at your meeting. Please note that if you are a beneficial owner with shares held in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Q:
If I am a beneficial owner with my shares held in “street name” by a bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me?

A:
No. Your bank, broker, trustee or other nominee cannot vote your shares without instructions from you. You should instruct your bank, broker, trustee or other nominee how to vote your shares in accordance with the instructions provided to you. Please check the voting instruction form used by your bank, broker, trustee or other nominee.

Q:
What is a “broker non-vote”?

A:
Banks, brokers, trustees and other nominees who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, trustees and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner.

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at each of the Burke & Herbert special meeting and the LNKB special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Burke & Herbert special meeting or the LNKB special meeting. If your bank, broker, trustee or other nominee holds your shares of Burke & Herbert common stock or LNKB common stock in “street name,” such entity will vote your shares of Burke & Herbert common stock or LNKB common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
If you are a beneficial owner of Burke & Herbert common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of Burke & Herbert common stock:
•
Burke & Herbert merger proposal:   Your bank, broker, trustee or other nominee may not vote your shares on the Burke & Herbert merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal; and

•
Burke & Herbert adjournment proposal:   Your bank, broker, trustee or other nominee may not vote your shares on the Burke & Herbert adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal.

If you are a beneficial owner of LNKB common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of LNKB common stock:
•
LNKB merger proposal:   Your bank, broker, trustee or other nominee may not vote your shares on the LNKB merger proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal; and

•
LNKB adjournment proposal:   Your bank, broker, trustee or other nominee may not vote your shares on the LNKB adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal.

Q:
What if I fail to vote or abstain?

A:
For purposes of the Burke & Herbert special meeting, an abstention occurs when a Burke & Herbert shareholder attends the Burke & Herbert special meeting and does not vote or returns a proxy with an “abstain” instruction.

•
Burke & Herbert merger proposal:   An abstention will have the same effect as a vote “AGAINST” the Burke & Herbert merger proposal. If a Burke & Herbert shareholder is not present at the Burke & Herbert special meeting and does not respond by proxy, it will also have the same effect as a vote “AGAINST” the Burke & Herbert merger proposal; and

•
Burke & Herbert adjournment proposal:   If a quorum is present at the Burke & Herbert special meeting, an abstention will have no effect on the outcome of the Burke & Herbert adjournment proposal. In the absence of a quorum at the Burke & Herbert special meeting, an abstention will have the same effect as a vote “AGAINST” the Burke & Herbert adjournment proposal. If a Burke & Herbert shareholder is not present at the Burke & Herbert special meeting and does not respond by proxy, it will have no effect on the outcome of the Burke & Herbert adjournment proposal.

For purposes of the LNKB special meeting, an abstention occurs when a LNKB shareholder attends the LNKB special meeting and does not vote or returns a proxy with an “abstain” instruction.
•
LNKB merger proposal:   An abstention will have no effect on the outcome of the LNKB merger proposal. If an LNKB shareholder is not present at the LNKB special meeting and does not respond by proxy, it will also have no effect on the outcome of the LNKB merger proposal; and

•
LNKB adjournment proposal:   If a quorum is present at the LNKB special meeting, an abstention will have no effect on the outcome of the LNKB merger proposal. In the absence of a quorum at the LNKB special meeting, an abstention will have the effect of a vote “AGAINST” the LNKB adjournment proposal. If an LNKB shareholder is not present at the LNKB special meeting and does not respond by proxy, it will have no effect on the outcome of the LNKB adjournment proposal.

Q:
Why is my vote important?

A:
If you do not vote, it will be more difficult for Burke & Herbert or LNKB to obtain the necessary quorum to hold its respective special meeting. In addition, your failure to submit a proxy or vote at the respective special meeting, or failure to instruct your bank, broker, trustee or other nominee how to vote, will have the same effect as a vote “AGAINST” the Burke & Herbert merger proposal.

The Burke & Herbert board of directors unanimously recommend that you vote “FOR” the Burke & Herbert merger proposal and “FOR” the Burke & Herbert adjournment proposal. The LNKB board of directors unanimously recommend that you vote “FOR” the LNKB merger proposal and the LNKB adjournment proposal.
Q:
What will happen if I return my proxy card without indicating how to vote?

A:
If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of Burke & Herbert common stock represented by your proxy will be voted as recommended by the Burke & Herbert board of directors with respect to such proposals, or the shares of LNKB common stock represented by your proxy will be voted as recommended by the LNKB board of directors with respect to such proposals, as the case may be.

Q:
Can I change my vote after I have delivered my proxy or voting instruction card?

A:
Yes. If you directly hold shares of Burke & Herbert common stock or LNKB common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at your respective special meeting. You can do this by:

•
submitting a written statement that you would like to revoke your proxy to the corporate secretary of Burke & Herbert or LNKB, as applicable, before the date of the respective special meeting;

•
signing and returning a proxy card with a later date prior to the date of the respective special meeting;

•
later voting by the Internet, so long as such subsequent vote is made by 11:59 p.m. Eastern Time on the day before the Burke & Herbert special meeting or the LNKB special meeting, as applicable; or

•
virtually attending either the Burke & Herbert special meeting or LNKB special meeting, as applicable, and voting at the Burke & Herbert special meeting via the Burke & Herbert special meeting website if you are a Burke & Herbert shareholder, or voting at the LNKB special meeting via the LNKB special meeting website if you are a LNKB shareholder.

If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by:
•
contacting your bank, broker, trustee or other nominee; or

•
virtually attending either the Burke & Herbert special meeting or LNKB special meeting, as applicable, and voting at the Burke & Herbert special meeting via the Burke & Herbert special meeting website if you are a Burke & Herbert shareholder, or voting at the LNKB special meeting via the LNKB special meeting website if you are a LNKB shareholder, in each case if (i) you have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee and (ii) you register beforehand. Please contact your bank, broker, trustee or other nominee for further instructions.

Q:
Will Burke & Herbert be required to submit the Burke & Herbert merger proposal to its shareholders even if the Burke & Herbert board of directors has withdrawn or modified its recommendations?

A:
Yes. Unless the merger agreement is terminated before the Burke & Herbert special meeting, Burke & Herbert is required to submit the Burke & Herbert merger proposal to its shareholders even if the Burke & Herbert board of directors has withdrawn or modified its recommendations.

Q:
Will LNKB be required to submit the LNKB merger proposal to its shareholders even if the LNKB board of directors has withdrawn or modified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the LNKB special meeting, LNKB is required to submit the LNKB merger proposal to its shareholders even if the LNKB board of directors has withdrawn or modified its recommendation.

Q:
Are Burke & Herbert shareholders entitled to appraisal or dissenters’ rights?

A:
No. Burke & Herbert shareholders are not entitled to appraisal or dissenters’ rights under the VSCA. For more information, see the section entitled “The Merger — Appraisal or Dissenters’ Rights in the Merger” beginning on page 105.

Q:
Are LNKB shareholders entitled to appraisal rights?

A:
No. LNKB shareholders are not entitled to appraisal rights under the PBCL. For more information, see the section entitled “The Merger — Appraisal or Dissenters’ Rights in the Merger” beginning on page 105.

Q:
Are there any risks that I should consider in deciding whether to vote for the approval of the Burke & Herbert merger proposal, the LNKB merger proposal, or the other proposals to be considered at the Burke & Herbert special meeting and the LNKB special meeting, respectively?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 29. You also should read and carefully consider the risk factors of LNKB contained in the documents attached as annexes to this joint proxy statement/prospectus.

Q:
What are the material U.S. federal income tax consequences of the merger to LNKB shareholders?

A:
The merger has been structured to qualify as a reorganization for federal income tax purposes, and it is a condition to our respective obligations to complete the merger that each of Burke & Herbert and LNKB receives a legal opinion to the effect that the merger will so qualify. Assuming the receipt and accuracy of these opinions, LNKB shareholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their LNKB common stock for Burke & Herbert common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of Burke & Herbert common stock. You should be aware that the tax consequences of the merger may depend upon your own situation. In addition, you may be subject to state, local or non-U.S. tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you as a result of the merger. For a more complete discussion of the material U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 126.

Q:
When is the merger expected to be completed?

A:
Neither Burke & Herbert nor LNKB can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. LNKB must first obtain the approval of LNKB shareholders for the LNKB merger proposal, and Burke & Herbert must obtain the approval of Burke & Herbert shareholders for the Burke & Herbert merger proposal. Burke & Herbert and LNKB must also obtain requisite regulatory approvals and satisfy certain other closing conditions. Burke & Herbert and LNKB expect the merger to be completed promptly once Burke & Herbert and LNKB have obtained their respective shareholders’ approvals noted above, have obtained requisite regulatory approvals, and have satisfied certain other closing conditions.

Q:
What are the conditions to complete the merger?

A:
The obligations of Burke & Herbert and LNKB to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including approval by the Burke & Herbert shareholders of the Burke & Herbert merger proposal and by LNKB shareholders of the LNKB merger proposal, the authorization for listing on Nasdaq of the Burke & Herbert common stock to be issued pursuant to the merger agreement, the receipt of required regulatory approvals and the expiration of statutory waiting periods without the imposition of any materially burdensome regulatory condition and the receipt of tax opinions. For more information, see “The Merger Agreement — Conditions to Complete the Merger” beginning on page 122.

Q:
What happens if the merger is not completed?

A:
If the merger is not completed, LNKB shareholders will not receive any consideration for their shares of LNKB common stock in connection with the merger. Instead, LNKB will remain an independent public company, LNKB common stock will continue to be listed on Nasdaq and Burke & Herbert will not complete the issuance of shares of Burke & Herbert common stock pursuant to the merger agreement. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $14.167 million will be payable by either Burke & Herbert or LNKB, as applicable. See “The Merger Agreement — Termination Fee” beginning on page 124 for a more detailed discussion of the circumstances under which a termination fee will be required to be paid.

Q:
What happens if I sell my shares of Burke & Herbert common stock or LNKB common stock after the applicable record date but before the Burke & Herbert special meeting or the LNKB special meeting, as applicable?

A:
Each of the Burke & Herbert and LNKB record dates is earlier than the date of the Burke & Herbert special meeting and the LNKB special meeting, as applicable, and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Burke & Herbert common stock or LNKB common stock, as applicable, after the applicable record date but before the date of the applicable special meeting, you will retain your right to vote at such special meeting (provided that such shares remain outstanding on the date of such special meeting), but, with respect to the LNKB common stock, you will not have the right to receive the merger consideration to be received by LNKB shareholders in connection with the merger. To receive the merger consideration, you must hold your shares of LNKB common stock through the effective time.

Q:
Should I send in my stock certificates now?

A:
No. Please do not send in your stock certificates with your proxy. After the merger is completed, an exchange agent designated by Burke & Herbert and reasonably acceptable to LNKB (the “exchange agent”) will send you instructions for exchanging LNKB stock certificates for the consideration to be received in the merger. See “The Merger Agreement — Exchange of Shares” beginning on page 109.

Q:
What should I do if I receive more than one set of voting materials for the same special meeting?

A:
If you are a beneficial owner and hold shares of Burke & Herbert common stock or LNKB common stock in “street name” and also are a record holder and hold shares directly in your name or otherwise or if you hold shares of Burke & Herbert common stock or LNKB common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.

Record Holders.   For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Burke & Herbert common stock or LNKB common stock are voted.
Beneficial Owners.   For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee to vote your shares.
Q:
Who can help answer my questions?

A:
Burke & Herbert shareholders:   If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Burke & Herbert’s proxy solicitor, Regan & Associates, Inc., at the following address: 505 Eighth Avenue, Suite 800, New York, New York 10018, or by telephone at (212) 587-3005.

LNKB shareholders:   If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact LNKB’s proxy solicitor, Regan & Associates, Inc., at the following address: 505 Eighth Avenue, Suite 800, New York, New York 10018, or by telephone at (212) 587-3005.
Q:
Where can I find more information about Burke & Herbert and LNKB?

A:
You can find more information about Burke & Herbert and LNKB from the various sources described under “Where You Can Find More Information” beginning on page 165.

Q:
What is householding and how does it affect me?

A:
The SEC permits companies to send a single set of proxy materials to any household at which two or more shareholders reside, unless contrary instructions have been received, but only if the applicable shareholders provide advance notice and follow certain procedures. In such cases, each shareholder continues to receive a separate notice of the meeting and proxy card. Certain brokerage firms may have instituted householding for beneficial owners of Burke & Herbert common stock and LNKB common stock, as applicable, held through brokerage firms. If your family has multiple accounts holding Burke & Herbert common stock or LNKB common stock, as applicable, you may have already received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this joint proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this joint proxy statement/prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

SUMMARY
This summary highlights selected information in this joint proxy statement/prospectus and may not contain all the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the Burke & Herbert and LNKB special meetings. In addition, Burke & Herbert incorporates by reference important business and financial information about Burke & Herbert into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into or otherwise included with this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 165 of this joint proxy statement/prospectus.
Information about the Companies (page 50)
Burke & Herbert Financial Services Corp.
Burke & Herbert was organized as a Virginia corporation in 2022 to serve as the holding company for B&H Bank. Burke & Herbert commenced operations as a bank holding company on October 1, 2022 following a reorganization transaction in which it became B&H Bank’s holding company. This transaction was treated as an internal reorganization as all shareholders of B&H Bank became shareholders of Burke & Herbert. Burke & Herbert has no material operations other than owning the B&H Bank. In September 2023, Burke & Herbert elected to become a financial holding company under the Bank Holding Company Act of 1956 (“BHCA”). As a financial holding company of a Virginia state bank, Burke & Herbert is subject to regulation, supervision, and examination by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the Bureau of Financial Institutions of the Virginia State Corporation Commission (the “VBFI”). B&H Bank is a Virginia chartered commercial bank that commenced operations in 1852. B&H Bank became a member of the Federal Reserve System on December 31, 2024. B&H Bank is subject to regulation, supervision, and examination by the Federal Reserve (through the Federal Reserve Bank of Richmond) and the VBFI.
Burke & Herbert primarily serves small to medium-sized businesses, their owners and employees, professional corporations, non-profits and individuals with a broad range of banking products and financial services. Some of the products and services that it offers include checking, savings and money market accounts, certificates of deposit, treasury and cash management services, commercial and industrial loans, commercial real estate loans, residential mortgage and commercial construction and development loans, online banking, mobile banking, and wealth & trust services. As of September 30, 2025, Burke & Herbert had total consolidated assets of $7.9 billion, gross loans of $5.6 billion, total deposits of $6.4 billion, and total shareholders’ equity of $822.2 million.
B&H Bank’s primary market area includes northern Virginia and West Virginia, and it has over 77 branches and commercial loan offices across Delaware, Kentucky, Maryland, Virginia, and West Virginia. B&H Bank’s branch locations accept business and consumer deposits from a diverse customer base. B&H Bank’s deposit products include checking, savings, and term certificate accounts. B&H Bank’s loan portfolio includes commercial and consumer loans, a substantial portion of which are secured by real estate.
Effective May 3, 2024, Burke & Herbert completed its merger with Summit Financial Group, Inc., a West Virginia corporation (“Summit”), pursuant to an Agreement and Plan of Reorganization and accompanying Plan of Merger dated August 24, 2023 between Burke & Herbert and Summit (the “Summit Merger”).
Pursuant to the Summit Merger, on May 3, 2024, (i) Summit merged with and into Burke & Herbert with Burke & Herbert as the continuing corporation, and (ii) immediately following the Summit Merger, Summit Community Bank, Inc., a West Virginia chartered bank and wholly-owned subsidiary of Summit merged with and into B&H Bank, with B&H Bank as the continuing bank.
In the Summit Merger, holders of Summit common stock outstanding at the effective time of the Summit Merger received 0.5043 shares of Burke & Herbert’s common stock for each share of Summit common stock they owned, subject to the payment of cash in lieu of fractional shares. The total aggregate consideration payable in the Summit Merger was approximately 7,405,772 shares of Burke & Herbert’s common stock. Additionally, each share of the 6.0% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series 2021 of

Summit issued and outstanding was converted into the right to receive a share of a newly created series of preferred stock of Burke & Herbert, the Burke & Herbert Series 2021 Preferred Stock. Summit’s results of operations are included in Burke & Herbert’s results of operations from May 3, 2024 forward. The historical unaudited condensed consolidated financial statements of Summit as of and for the three months ended March 31, 2024 and the historical audited consolidated financial statements of Summit as of and for the year ended December 31, 2023 are included in this joint proxy statement/prospectus as Annexes K and J, respectively.
Burke & Herbert’s principal executive offices are located at 100 S. Fairfax Street, Alexandria, VA 22314, its phone number is (703) 666-3555 and its website is www.burkeandherbertbank.com.
LINKBANCORP, Inc.
LNKB was incorporated under the laws of the Commonwealth of Pennsylvania on April 6, 2018 and is a bank holding company under the Bank Holding Company Act of 1956, as amended. In October 2018, LNKB became a bank holding company when it completed the acquisition of Stonebridge Bank, which was subsequently renamed LINKBANK.
LNKB has no material operations and conducts no business on its own other than owning LINKBANK. LNKB common stock is traded on the Nasdaq under the trading symbol “LNKB” and is subject to Nasdaq’s rules for listed companies. LINKBANK, LNKB’s wholly owned subsidiary, is a Pennsylvania-chartered, non-Federal Reserve member bank, is subject to regulation and supervision by the Pennsylvania Department of Banking and Securities (the “PDOBS”) and the Federal Deposit Insurance Corporation (the “FDIC”).
LINKBANK is a full-service commercial bank providing personal and business lending and deposit services to individuals, families, nonprofit and business clients, through its digital presence on the Internet and client solutions centers. LINKBANK has eight solutions centers in Chester, Cumberland, Dauphin, Lancaster, Northumberland and Schuylkill counties in Pennsylvania, and loan production offices in Chester and York counties in Pennsylvania, eight solutions centers in Wicomico, Charles, Anne Arundel, and Worcester counties in Maryland, four solutions centers and a loan production office in Sussex county in Delaware, three solutions centers in Spotsylvania and Fairfax counties in Virginia, and one solutions center in the city of Fredericksburg, Virginia.
As of September 30, 2025, LNKB had total consolidated assets of approximately $3.1 billion, total loans of approximately $2.5 billion, total deposits of approximately $2.7 billion and total consolidated shareholders’ equity of approximately $305.5 million.
LNKB’s principal executive offices are located at 1250 Camp Hill Bypass, Suite 202, Camp Hill, PA 17011, its phone number is 855-569-2265 and its website is ir.linkbancorp.com. Additional information about LINK and its subsidiaries is included in the documents annexed to this joint proxy statement/prospectus.
The Merger and the Merger Agreement (pages 54 and 106)
The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully, and in its entirety, as it is the primary legal document that governs the merger.
Pursuant to the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, LNKB will merge with and into Burke & Herbert, with Burke & Herbert as the continuing corporation. Immediately following the merger, LINKBANK will merge with and into B&H Bank, with B&H Bank as the continuing bank. Following the merger, LNKB common stock will be delisted from Nasdaq, will be deregistered under the Exchange Act and will cease to be publicly traded.
This summary and the copy of the merger agreement attached to this document as Annex A are included solely to provide investors with information regarding the terms of the merger agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates.
Merger Consideration (page 107)
Each share of LNKB common stock issued and outstanding immediately prior to the effective time, except for certain shares of LNKB common stock owned by Burke & Herbert or LNKB, will be converted into the right to receive 0.1350 shares of Burke & Herbert common stock. All shares of LNKB common stock converted into the right to receive the merger consideration will no longer be outstanding and will automatically be cancelled and cease to exist as of the effective time. Burke & Herbert will not issue any fractional shares of Burke & Herbert common stock in connection with the merger. Instead, LNKB shareholders who would otherwise be entitled to a receive such fractional share of Burke & Herbert common stock in the merger will instead receive an amount in cash (without interest and rounded to the nearest cent) based on the average Burke & Herbert closing share value for the five full trading days ending on the third trading day immediately preceding the closing date.
Burke & Herbert common stock is listed on Nasdaq under the symbol “BHRB,” and LNKB common stock is listed on Nasdaq under the symbol “LNKB.” The following table shows the closing sale prices of Burke & Herbert common stock and LNKB common stock as reported on Nasdaq on December 17, 2025, the last full trading day before the public announcement of the merger agreement, and on January 28, 2026, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of LNKB common stock, which was calculated by multiplying the closing price of Burke & Herbert common stock on those dates by the exchange ratio of 0.1350.
	Burke & Herbert Common Stock	LNKB Common Stock	Implied Value of One Share of LNKB Common Stock
December 17, 2025	$69.45	$8.36	$9.38
January 28, 2026	$63.43	$8.46	$8.56
For more information on the exchange ratio, see the section entitled “The Merger — Terms of the Merger” beginning on page 54 and “The Merger Agreement — Merger Consideration” beginning on page 107.
Treatment of LNKB Equity Awards (page 108)
The merger agreement provides that, at the effective time, each LNKB Restricted Stock Award shall, by virtue of the merger and without any action on the part of the LNKB Restricted Stock Award holder, fully vest and be converted into the right to receive the merger consideration, subject to applicable tax withholding as provided in the applicable award agreements.
The merger agreement also provides that, at the effective time, each LNKB RSU Award that is outstanding immediately prior to the effective time, by virtue of the merger and without any required action on the part of LNKB or any holder of such LNKB RSU Award, will fully vest (if unvested) and be cancelled and converted automatically into the right to receive, with respect to each share of LNKB common stock underlying the LNKB RSU Award, the merger consideration, as if such LNKB RSU Award had been settled in shares of LNKB common stock immediately prior to the effective time (the “LNKB RSU Award Consideration”), subject to applicable tax withholding as provided in the applicable award agreements.
At the effective time, each LNKB Option that is outstanding immediately prior to the effective time, by virtue of the merger and without any required action on the part of LNKB or any holder of such LNKB Option, shall be assumed by Burke & Herbert and shall be converted into a stock option that (x) is exercisable for (subject to achievement of the applicable time-based vesting conditions based on service after the closing date to Burke & Herbert) a number of shares of Burke & Herbert common stock equal to the number of shares of LNKB common stock underlying the LNKB Option immediately prior to the effective time multiplied by the exchange ratio, rounded down to the nearest whole share, and (y) has an exercise price per share of Burke & Herbert common stock equal to the exercise price applicable to the underlying LNKB Option immediately prior to the effective time divided by the exchange ratio, rounded up to the nearest cent. Each Assumed Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding LNKB Option immediately prior to the effective time. The assumption of LNKB Options pursuant to the merger agreement will be effected (i) with respect to any non-qualified stock option, in a manner that meets the requirements of Section 409A of the Code and the regulations thereunder and (ii) with respect to any “incentive stock option” within the meaning of Section 422 of the Code, in a manner that meets the requirements of Section 424 of the Code and the regulations thereunder.

For more information see “The Merger Agreement — Treatment of LNKB Equity Awards” beginning on page 108.
Material U.S. Federal Income Tax Consequences of the Merger (page 126)
The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and it is a condition to the respective obligations of Burke & Herbert and LNKB to complete the merger that each of Burke & Herbert and LNKB receives a legal opinion to that effect. Accordingly, assuming the receipt and accuracy of these opinions, a holder who receives solely shares of Burke & Herbert common stock (or receives Burke & Herbert common stock and cash solely in lieu of a fractional share) in exchange for shares of LNKB common stock in the merger generally will not recognize any gain or loss upon the merger, except with respect to the cash received in lieu of a fractional share of Burke & Herbert common stock. You should be aware that the tax consequences of the merger may depend upon your own particular tax situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences of the merger to you.
For more detailed information, please refer to “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 126.
The United States federal income tax consequences described above may not apply to all LNKB shareholders. Your tax consequences will depend on your individual situation. Accordingly, Burke & Herbert and LNKB strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.
Burke & Herbert’s Reasons for the Merger; Recommendation of Burke & Herbert’s Board of Directors (page 59)
After careful consideration, the Burke & Herbert board of directors, at a special meeting held on December 18, 2025, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of Burke & Herbert common stock, are advisable and fair to and in the best interests of Burke & Herbert and its shareholders, (ii) approved and adopted the merger agreement and the transactions contemplated thereby, including the merger, the issuance of Burke & Herbert common stock and the bank merger and (iii) recommended the approval by Burke & Herbert shareholders of the Burke & Herbert merger proposal and the other matters to be voted on at the Burke & Herbert special meeting. The Burke & Herbert board of directors unanimously recommends that Burke & Herbert shareholders vote “FOR” the Burke & Herbert merger proposal and “FOR” the Burke & Herbert adjournment proposal. For a more detailed discussion of the Burke & Herbert board of directors’ recommendation, see “The Merger — Burke & Herbert’s Reasons for the Merger; Recommendation of Burke & Herbert’s Board of Directors” beginning on page 59.
Opinion of Burke & Herbert’s Financial Advisor (page 62)
In connection with the merger, Burke & Herbert’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”) delivered a written opinion, dated December 18, 2025, to the Burke & Herbert board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Burke & Herbert of the exchange ratio in the proposed merger. The full text of KBW’s opinion, which describes, among other things, the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex B to this joint proxy statement/prospectus.
KBW’s opinion was for the information of, and was directed to, the Burke & Herbert board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Burke & Herbert to engage in the merger or enter into the merger agreement or constitute a recommendation to the Burke & Herbert board of directors in connection with the merger. KBW’s opinion does not constitute a recommendation to any holder of Burke & Herbert common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter. Burke & Herbert shareholders are encouraged to read the entire opinion carefully in connection with their consideration of the proposed merger.

For more information, see “The Merger — Opinion of Burke & Herbert’s Financial Advisor,” beginning on page 62.
LNKB’s Reasons for the Merger; Recommendation of LNKB’s Board of Directors (page 75)
After careful consideration, the LNKB board of directors, at a special meeting held on December 18, 2025, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of LNKB and its shareholders and (ii) approved and adopted the merger agreement and the transactions contemplated thereby, including the merger and the bank merger. The LNKB board of directors unanimously recommends that LNKB shareholders vote “FOR” the LNKB merger proposal and “FOR” the LNKB adjournment proposal. For a more detailed discussion of the LNKB board of directors’ recommendation, see “The Merger — LNKB’s Reasons for the Merger; Recommendation of LNKB’s Board of Directors” beginning on page 75.
Opinion of LNKB’s Financial Advisor (page 78)
In connection with the merger, LNKB’s financial advisor, Stephens Inc. (“Stephens”), delivered a written opinion, dated December 18, 2025, to the LNKB board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to LNKB shareholders of the exchange ratio in the proposed merger. The full text of Stephens’ opinion, which describes, among other things, the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Stephens in preparing the opinion, is attached as Annex C to this joint proxy statement/prospectus.
Stephens’ opinion was for the information of, and was directed to, the LNKB board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of LNKB to engage in the merger or enter into the merger agreement or constitute a recommendation to the LNKB board of directors in connection with the merger. Stephens’ opinion does not constitute a recommendation to any holder of LNKB common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter. LNKB shareholders are encouraged to read the entire opinion carefully in connection with their consideration of the proposed merger.
For more information, see “The Merger — Opinion of LNKB’s Financial Advisor,” beginning on page 78.
Interests of Certain Burke & Herbert Directors and Executive Officers in the Merger (page 96)
In considering the recommendation of Burke & Herbert’s board of directors with respect to the Burke & Herbert merger proposal and the Burke & Herbert adjournment proposal, Burke & Herbert’s shareholders should be aware that the directors and executive officers of Burke & Herbert may have interests in the merger that are different from, or in addition to, the interests of Burke & Herbert’s shareholders generally. These interests include, among others, the following:
•
at the effective time, all of Burke & Herbert’s directors and executive officers will continue to serve as directors or executive officers, as applicable, of Burke & Herbert and/or of B&H Bank.

Burke & Herbert’s board of directors was aware of these interests and considered them, among other matters, in making its recommendation that Burke & Herbert’s shareholders vote to approve the Burke & Herbert merger proposal and the Burke & Herbert adjournment proposal. For more information, see “The Merger — Background of the Merger” beginning on page 54 and “The Merger — Burke & Herbert’s Reasons for the Merger; Recommendation of Burke & Herbert’s Board of Directors” beginning on page 59. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “The Merger — Interests of Certain Burke & Herbert Directors and Executive Officers in the Merger” beginning on page 96.
Interests of Certain LNKB Directors and Executive Officers in the Merger (page 97)
In considering the recommendations of the LNKB board of directors that LNKB shareholders vote in favor of the LNKB merger proposal and the LNKB adjournment proposal, LNKB shareholders should be aware that LNKB directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of shareholders of LNKB generally. These interests include:

•
At the effective time, the LNKB continuing directors (as defined below in “Summary — Governance of the Continuing Corporation After the Merger”) will serve on the continuing corporation board of directors and the LINKBANK continuing directors (as defined below in “Summary — Governance of the Continuing Corporation After the Merger”) will serve on the continuing bank board of directors.

•
In connection with entering into the merger agreement, B&H Bank has entered into a written employment agreement with each of Andrew Samuel, Chief Executive Officer of LNKB, Carl Lundblad, President of LNKB, and Brent Smith, Executive Vice President of LNKB and President of LINKBANK. Upon and after the merger, Messrs. Samuel, Lundblad, and Smith will cease to be eligible for payments and benefits under their current LNKB agreements and will instead be eligible for such payments and benefits as are set forth in their respective new employment agreements.

•
Messrs. Samuel, Lundblad, and Smith entered into Non-Disclosure and Restrictive Covenant Agreements with B&H Bank, which set forth appropriate covenants concerning non-competition, non-solicitation of employees and non-solicitation of customers for a period of 24 months (Mr. Samuel) or 18 months (Messrs. Lundblad and Smith) after termination of employment for any reason.

•
Mr. Samuel is a participant in a supplemental executive retirement plan with LNKB. Messrs. Lundblad and Smith are participants in deferred compensation arrangements with LNKB. Messrs. Samuel, Lundblad and Smith will receive enhanced benefits under the arrangements in connection with the merger. All the SERP and deferred compensation arrangements will be paid out in connection with the merger.

•
Messrs. Samuel, Lundblad, Smith and Ms. Horton have been previously awarded LNKB Restricted Stock Awards, LNKB RSU Awards, and LNKB Options. Certain LNKB directors also hold LNKB Restricted Stock Awards and LNKB Options. As contemplated by the merger agreement, at the effective time, each outstanding LNKB Restricted Stock Award that is outstanding and unvested will fully vest and convert automatically into the right to receive the merger consideration, subject to applicable tax withholding, and each LNKB RSU Award that is outstanding will fully vest (if unvested) and be cancelled and converted automatically into the right to receive, with respect to each share of LNKB common stock underlying the LNKB RSU Award, the merger consideration, as if such LNKB RSU Award had been settled in shares of LNKB common stock immediately prior to the effective time, subject to applicable tax withholding. At the effective time, each outstanding LNKB Option will be assumed by Burke & Herbert and converted into an Assumed Option that (a) is exercisable for (subject to achievement of the applicable time-based vesting conditions based on service after the closing date to Burke & Herbert) a number of shares of Burke & Herbert common stock equal to the number of shares of LNKB common stock underlying the LNKB Option immediately prior to the effective time multiplied by the exchange ratio, rounded down to the nearest whole share, and (b) has an exercise price per share of Burke & Herbert common stock equal to the exercise price applicable to the underlying LNKB Option immediately prior to the effective time divided by the exchange ratio, rounded up to the nearest cent. Each Assumed Option will continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding LNKB Option immediately prior to the effective time.

•
Messrs. Samuel, Lundblad, Smith and Ms. Horton also hold LNKB Warrants. Under the terms and subject to the conditions of the merger agreement, at the effective time, each LNKB Warrant that is outstanding immediately prior to the effective time shall be converted into a warrant that is exercisable for a number of shares of Burke & Herbert common stock equal to the number of shares of LNKB common stock underlying the LNKB warrant immediately prior to the effective time multiplied by the exchange ratio, rounded down to the nearest whole share. Such warrants will have an exercise price per share of Burke & Herbert common stock equal to the exercise price applicable to the underlying LNKB Warrant immediately prior to the effective time divided by the exchange ratio, rounded up to the nearest cent, and will otherwise continue to have, and shall be subject to, the same terms and conditions as applied to the underlying LNKB Warrant immediately prior to the effective time. No non-employee directors of LNKB hold any LNKB Warrants.

•
LNKB’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

The LNKB board of directors was aware of these interests and considered them, among other matters, in making its recommendation that LNKB’s shareholders vote to approve the LNKB merger proposal and the LNKB adjournment proposal. For more information, see “The Merger — Background of the Merger” beginning on page 54 and “The Merger — LNKB’s Reasons for the Merger; Recommendation of LNKB’s Board of Directors” beginning on page 75. These interests are described in more detail, and certain of them are quantified, in the section entitled “The Merger — Interests of Certain LNKB’s Directors and Executive Officers in the Merger” beginning on page 97.
Governance of the Continuing Corporation and Continuing Bank After the Merger (page 102)
Pursuant to the merger agreement, prior to the effective time, Burke & Herbert will take all necessary actions to cause the number of directors that will comprise the full board of directors of the continuing corporation at the effective time to be increased by two members (or less to the extent there are vacant seats), and will appoint to the board of directors of the continuing corporation two members of the board of directors of LNKB, each of whom would qualify as an “independent director” pursuant to the listing standards of Nasdaq as mutually agreed by Burke & Herbert and LNKB (the “LNKB continuing directors”). The Burke & Herbert board of directors will appoint each of the LNKB continuing directors for a term to expire at the next annual meeting of the shareholders of Burke & Herbert. If the effective time occurs prior to the Burke & Herbert 2026 annual meeting of shareholders, at such annual shareholder meeting, the Burke & Herbert board of directors will nominate and recommend to Burke & Herbert’s shareholders each of the LNKB continuing directors for re-election to the Burke & Herbert board of directors to serve until the following annual shareholder meeting (which nomination and recommendation may be contingent on the occurrence of the effective time). No other directors of LNKB will serve on the board of directors of the continuing corporation at the effective time.
The merger agreement also provides that, prior to the effective time, Burke & Herbert will cause B&H Bank to take all actions necessary to cause the number of directors that will comprise the full board of directors of the continuing bank at the bank merger effective time to be increased by three members (or less to the extent there are vacant seats), and shall appoint to the board of directors of the continuing bank three members of the board of directors of LINKBANK, two of whom shall be the LNKB continuing directors, and one of whom shall be Andrew Samuel (together with the LNKB continuing directors, the “LINKBANK continuing directors”). The B&H Bank board of directors will appoint each of the LINKBANK continuing directors for a term to expire at the next annual meeting of the sole shareholder of B&H Bank. If the effective time occurs prior to the 2026 annual meeting of the sole shareholder of B&H Bank, at such annual shareholder meeting, the sole shareholder of B&H Bank will elect the LINKBANK continuing directors to the B&H Bank board of directors to serve until the following annual shareholder meeting. No other directors of LINKBANK will serve on the board of directors of the continuing bank at the effective time of the bank merger.
The current Burke & Herbert and B&H Bank boards of directors are expected to remain unchanged at the effective time except for the additions of the LNKB continuing directors and the LINKBANK continuing directors.
At the effective time, Burke & Herbert will also establish a regional advisory board for the Pennsylvania region and will appoint to it certain members of the LNKB board of directors serving immediately prior to the effective time who are not LNKB continuing directors or LINKBANK continuing directors.
At the effective time, the following individuals will be appointed to hold the positions at the continuing bank, as set forth below:
•
Andrew Samuel, LNKB’s current Chief Executive Officer, will serve as Senior Advisor of B&H Bank;

•
Carl Lundblad, LNKB’s current President will serve as Executive Vice President of B&H Bank; and

•
Brent Smith, LNKB’s current Executive Vice President and President of LINKBANK will serve as Executive Vice President, Pennsylvania Market Leader of B&H Bank.

The other executives of Burke & Herbert and B&H Bank will remain in place at the effective time.

Regulatory Approvals (page 103)
Subject to the terms of the merger agreement, Burke & Herbert and LNKB have agreed to cooperate with each other and use reasonable best efforts to promptly (and, in the case of the applications, notices, petitions and filings required to obtain the requisite regulatory approvals within 45 days of the date of the merger agreement) prepare and file all documentation to obtain as promptly as practicable all permits, consents, orders, approvals, waivers, non-objections and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, orders, approvals, waivers, non-objections and authorizations of all such governmental entities. These approvals include the approval of the Federal Reserve, the VBFI and PDOBS. The initial submission of the regulatory applications to the Federal Reserve and the VBFI occurred on January 20, 2026. The initial submission of the regulatory application to PDOBS occurred on January 28, 2026.
Although neither Burke & Herbert nor LNKB knows of any reason it cannot obtain the requisite regulatory approvals in a timely manner, Burke & Herbert and LNKB cannot be certain when or if they will be obtained, or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the merger or the bank merger.
Expected Timing of the Merger
Neither Burke & Herbert nor LNKB can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. LNKB must first obtain the approval of LNKB shareholders for the LNKB merger proposal, and Burke & Herbert must first obtain the approval of Burke & Herbert shareholders for the Burke & Herbert merger proposal. Burke & Herbert and LNKB must also obtain necessary regulatory approvals and satisfy certain other closing conditions. Burke & Herbert and LNKB expect the merger to be completed promptly once Burke & Herbert and LNKB have obtained their respective shareholders’ approvals noted above, have obtained requisite regulatory approvals, and have satisfied certain other closing conditions.
Conditions to Complete the Merger
As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:
•
the requisite Burke & Herbert vote and the requisite LNKB vote having been obtained. See “The Merger Agreement — Meetings; Recommendation of Burke & Herbert’s and LNKB’s Boards of Directors” beginning on page 120 for additional information regarding the “requisite Burke & Herbert vote” and the “requisite LNKB vote”;

•
the authorization for listing on Nasdaq, subject to official notice of issuance, of the shares of Burke & Herbert common stock that will be issuable pursuant to the merger agreement;

•
the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for such purpose initiated or threatened by the SEC and not withdrawn;

•
the specified governmental consents and approvals, including from the Federal Reserve and the VBFI having been received and remaining in full force and effect, and, the termination or expiration of all statutory waiting periods in respect thereof, in each case without the imposition of any materially burdensome regulatory condition;

•
no order, injunction or decree by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or the bank merger being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the merger or the bank merger;

•
the accuracy of the representations and warranties of Burke & Herbert, on the one hand, and LNKB, on the other hand, contained in the merger agreement, generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate dated as of the closing date and signed on behalf of the other party by its chief executive officer or chief financial officer to such effect);
•
the performance by Burke & Herbert, on the one hand, and LNKB, on the other hand, in all material respects of the obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date (and the receipt by each party of a certificate dated as of the closing date and signed on behalf of the other party by its chief executive officer or chief financial officer to such effect); and

•
receipt by each party of an opinion of legal counsel to the effect that based on the facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement (page 123)
The merger agreement may be terminated at any time prior to the effective time, whether before or after the receipt of the requisite LNKB vote or the requisite Burke & Herbert vote (except as indicated below), in the following circumstances:
•
by mutual written consent of Burke & Herbert and LNKB;

•
by either Burke & Herbert or LNKB if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

•
by either Burke & Herbert or LNKB if the merger has not been consummated on or before September 18, 2026, unless the failure of the merger to be consummated by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

•
by either Burke & Herbert or LNKB (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of LNKB, in the case of a termination by Burke & Herbert, or on the part of Burke & Herbert, in the case of a termination by LNKB, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true) would constitute, if occurring or continuing on the closing date, the failure of a closing condition of the terminating party and which is not cured within 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•
by LNKB, prior to the receipt of the requisite Burke & Herbert vote, if (i) Burke & Herbert or the Burke & Herbert board of directors has made a recommendation change (as defined below) or (ii) Burke & Herbert or the Burke & Herbert board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to the approval of the Burke & Herbert shareholders and the Burke & Herbert board recommendation;

•
by Burke & Herbert, prior to the receipt of the requisite LNKB vote, if (i) LNKB or the LNKB board of directors has made a recommendation change (as defined below) or (ii) LNKB or the LNKB board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to the approval of the LNKB shareholders and the LNKB board recommendation; or

•
by either Burke & Herbert or LNKB, if (i) the requisite Burke & Herbert vote has not been obtained upon a vote thereon taken at the Burke & Herbert special meeting (including any adjournment or postponement thereof) or (ii) the requisite LNKB vote has not been obtained upon a vote thereon taken at the LNKB special meeting (including any adjournment or postponement thereof).

Neither Burke & Herbert nor LNKB is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Burke & Herbert common stock or LNKB common stock.
Termination Fee (page 124)
If either Burke & Herbert or LNKB terminate the merger agreement under certain circumstances, including circumstances involving alternative acquisition proposals and recommendation changes by Burke & Herbert or LNKB or their respective boards, Burke & Herbert or LNKB may be required to pay a termination fee to of $14.167 million to the other party.
Accounting Treatment (page 103)
The merger will be accounted for as an acquisition of LNKB by Burke & Herbert under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).
The Rights of LNKB Shareholders Will Change as a Result of the Merger (page 150)
The rights of LNKB shareholders are governed by Pennsylvania law and the LNKB articles of incorporation and the LNKB bylaws. At the effective time, LNKB shareholders will become Burke & Herbert shareholders, and their rights will be governed by Virginia law and the Burke & Herbert articles of incorporation and the Burke & Herbert bylaws. LNKB shareholders will have different rights once they become Burke & Herbert shareholders due to differences between the LNKB governing documents and Pennsylvania law, on the one hand, and the Burke & Herbert governing documents and Virginia law, on the other hand. These differences are described in more detail in the section entitled “Comparison of the Rights of Burke & Herbert shareholders and LNKB shareholders” beginning on page 150.
Listing of Burke & Herbert Common Stock; Delisting and Deregistration of LNKB Common Stock (page 105)
The shares of Burke & Herbert common stock to be issued in the merger will be listed for trading on Nasdaq. Following the merger, shares of Burke & Herbert common stock will continue to be traded on Nasdaq under the symbol “BHRB”. In addition, following the merger, LNKB common stock will be delisted from Nasdaq, will be deregistered under the Exchange Act and will cease to be publicly traded.
The Burke & Herbert Special Meeting (page 38)
The Burke & Herbert special meeting will be held virtually via the Burke & Herbert special meeting website on March 25, 2026 at 8:00 a.m., Eastern Time. At the Burke & Herbert special meeting, Burke & Herbert shareholders will be asked to consider and vote on the following proposals:
•
the Burke & Herbert merger proposal; and

•
the Burke & Herbert adjournment proposal.

You may vote at the Burke & Herbert special meeting if you owned shares of Burke & Herbert common stock at the close of business on February 9, 2026, the Burke & Herbert record date. As of January 28, 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, there were 15,034,013 shares of Burke & Herbert common stock outstanding.
As of January 28, 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, Burke & Herbert’s directors and executive officers and their affiliates were entitled to vote an aggregate of 1,679,217 shares of Burke & Herbert common stock at the special meeting, which represents approximately 11.17% of the issued and outstanding shares of Burke & Herbert common stock entitled to vote at the special meeting.

Each director of Burke & Herbert, solely in such director’s capacity as a shareholder of Burke & Herbert, has entered into a support agreement with LNKB requiring each of them to vote all shares of Burke & Herbert common stock that such director beneficially owns and/or is the registered owner of and has the sole right and power to vote or direct the disposition in favor of the Burke & Herbert merger proposal. As of January 28, 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, these directors held 1,567,037 shares of Burke & Herbert common stock subject to such agreements, which represented approximately 10.42% of the outstanding shares of Burke & Herbert common stock entitled to vote at the Burke & Herbert special meeting.
The Burke & Herbert merger proposal will be approved if a majority of the votes entitled to be cast by the holders of outstanding shares of Burke & Herbert common stock at the Burke & Herbert special meeting are voted in favor of such proposal. If a Burke & Herbert shareholder present at the Burke & Herbert special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” such proposal. If a Burke & Herbert shareholder is not present at the Burke & Herbert special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have the same effect as a vote “AGAINST” such proposal.
If a quorum is present at the Burke & Herbert special meeting, (i) the Burke & Herbert adjournment proposal will be approved if a majority of the votes cast by the holders of outstanding shares of Burke & Herbert common stock at the Burke & Herbert special meeting are voted in favor of such proposal, (ii) if a Burke & Herbert shareholder present at the Burke & Herbert special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal and (iii) if a Burke & Herbert shareholder is not present at the Burke & Herbert special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal. In the absence of a quorum at the Burke & Herbert special meeting, (i) the Burke & Herbert adjournment proposal will be approved if a majority of the shares of Burke & Herbert common stock present at the Burke & Herbert special meeting and entitled to vote on the Burke & Herbert adjournment proposal are voted in favor of such proposal, (ii) if a Burke & Herbert shareholder present at the Burke & Herbert special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” such proposal and (iii) if a Burke & Herbert shareholder is not present at the Burke & Herbert special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal.
The LNKB Special Meeting (page 44)
The LNKB special meeting will be held virtually via the LNKB special meeting website on March 25, 2026 at 8:00 a.m., Eastern Time. At the LNKB special meeting, LNKB shareholders will be asked to consider and vote on the following proposals:
•
the LNKB merger proposal; and

•
the LNKB adjournment proposal.

You may vote at the LNKB special meeting if you owned shares of LNKB common stock at the close of business on February 9, 2026, the LNKB record date. As of January 28, 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, there were 37,465,183 shares of LNKB common stock outstanding.
As of January 28, 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, LNKB directors and executive officers and their affiliates were entitled to vote an aggregate of 11,518,950 shares of LNKB common stock at the special meeting, which represents approximately 30.75% of the issued and outstanding shares of LNKB common stock entitled to vote at the special meeting.
Each director of LNKB, solely in such director’s capacity as a shareholder of LNKB, has entered into a support agreement with Burke & Herbert requiring each of them to vote all shares of LNKB common stock that such director beneficially owns and/or is the registered owner of and has the sole right and power to vote or direct the disposition in favor of the LNKB merger proposal. As of January 28, 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, these directors held 11,226,948 shares of LNKB common stock subject to such agreements, which represented approximately 29.97% of the outstanding shares of LNKB common stock entitled to vote at the LNKB special meeting.
The LNKB merger proposal will be approved if a majority of the votes cast by the holders of outstanding shares of LNKB common stock at the LNKB special meeting are voted in favor of the LNKB merger proposal. If a LNKB shareholder present at the LNKB special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal. If a LNKB shareholder is not present at the LNKB special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal.
If a quorum is present at the LNKB special meeting, (i) the LNKB adjournment proposal will be approved if a majority of the votes cast by the holders of outstanding shares of LNKB common stock at the LNKB special meeting are voted in favor of such proposal, (ii) if a LNKB shareholder present at the LNKB special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal and (iii) if a LNKB shareholder is not present at the LNKB special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal. In the absence of a quorum at the LNKB special meeting, (i) the LNKB adjournment proposal will be approved if a majority of the shares of LNKB common stock present at the LNKB special meeting and entitled to vote on the LNKB adjournment proposal are voted in favor of such proposal, (ii) if a LNKB shareholder present at the LNKB special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” such proposal and (iii) if a LNKB shareholder is not present at the LNKB special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal.
Appraisal or Dissenters’ Rights in the Merger (page 105)
Burke & Herbert shareholders are not entitled to appraisal or dissenters’ rights under the VSCA and LNKB shareholders are not entitled to appraisal rights under the Pennsylvania Business Corporation Law, as amended (“PBCL”). For more information, see “The Merger — Appraisal or Dissenters’ Rights in the Merger” beginning on page 105.
Risk Factors (page 29)
In evaluating the merger agreement, the merger or the issuance of shares of Burke & Herbert common stock, you should carefully read this joint proxy statement/prospectus and give special consideration to the risk factors discussed in the section entitled “Risk Factors” beginning on page 29 and in the risk factors described in Burke & Herbert’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and other reports filed with the SEC, which are incorporated by reference to this document. You should also consider the risk described in LNKB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and other reports filed with the SEC, which are included as Annexes D – I of this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 165.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements contained or incorporated by reference into this joint proxy statement/prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act. Any statement that does not describe historical or current facts is a forward-looking statement, including statements with respect to (or based on) the beliefs, goals, intentions, and expectations of Burke & Herbert and LNKB regarding the proposed mergers, revenues, earnings, earnings per share, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of expected losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed mergers; the expected cost savings, synergies, returns and other anticipated benefits from the proposed mergers; and other statements that are not historical facts.
Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “will,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. Forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed mergers.
Additionally, forward-looking statements speak only as of the date they are made; Burke & Herbert and LNKB do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in or implied by such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Burke & Herbert and LNKB. Such statements are based upon the current beliefs and expectations of the management of Burke & Herbert and LNKB and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Burke & Herbert and LNKB; the outcome of any legal proceedings that may be instituted against Burke & Herbert or LNKB; the possibility that the proposed mergers will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed mergers); the ability of Burke & Herbert and LNKB to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed mergers; the risk that any announcements relating to the proposed mergers could have adverse effects on the market price of the common stock of either or both parties to the proposed mergers; the possibility that the anticipated benefits of the proposed mergers will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Burke & Herbert and LNKB do business; certain restrictions during the pendency of the proposed mergers that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the mergers may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate LNKB’s operations and those of Burke & Herbert; such integration may be more difficult, time-consuming or costly than expected; revenues following the proposed mergers may be lower than expected; Burke & Herbert’s and LNKB’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Burke & Herbert’s issuance of additional shares of its capital stock in connection with the proposed mergers; effects of the announcement, pendency or completion of the proposed mergers on the ability of Burke & Herbert and LNKB to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed mergers and other factors that may affect future results of Burke & Herbert and LNKB; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of Burke & Herbert’s and LNKB’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025, and September 30, 2025, and other reports Burke & Herbert and LNKB file with the SEC.
Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which Burke & Herbert, LNKB or their respective subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other factors.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. Risks, uncertainties and other factors which may cause actual results, performance or achievements, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, but are not limited to, the risks described under the headings “Risk Factors” in this joint proxy statement/prospectus.
For any forward-looking statements made in this joint proxy statement/prospectus or in any documents attached to or incorporated by reference into this joint proxy statement/prospectus, Burke & Herbert and LNKB claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the dates of the documents attached to or incorporated by reference in this joint proxy statement/prospectus. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Except as required by applicable law, neither Burke & Herbert nor LNKB undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.
For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that Burke & Herbert and LNKB has filed with the SEC as described under “Where You Can Find More Information” beginning on page 165.
Burke & Herbert and LNKB expressly qualify in their entirety all forward-looking statements attributable to either of them or any person acting on their behalf by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS
In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 27, Burke & Herbert shareholders should carefully consider the following risk factors in deciding whether to vote for the approval of the Burke & Herbert merger proposal and LNKB shareholders should carefully consider the following risk factors in deciding whether to vote for the approval of the LNKB merger proposal. In addition, Burke & Herbert and LNKB discuss certain other material risks connected with the ownership of Burke & Herbert common stock and with Burke & Herbert’s business, and with the ownership of LNKB common stock and LNKB’s business, respectively, under the caption “Risk Factors” appearing in Burke & Herbert’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and for LNKB, in its Form 10-K for the fiscal year ended December 31, 2024, attached as Annex D, and, may include additional or updated disclosures of such material risks in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that each has filed with the SEC or may file with the SEC after the date of this joint proxy statement/prospectus.
Burke & Herbert shareholders and LNKB shareholders should carefully read and consider all of these risks and all other information contained in this joint proxy statement/prospectus, including the discussions of risk factors included in the documents incorporated by reference into or attached hereto as annexes to this joint proxy statement/prospectus, in deciding whether to vote for approval of the various proposals for which they may be entitled to vote at the Burke & Herbert special meeting or the LNKB special meeting. The risks described in this joint proxy statement/prospectus and in those documents incorporated by reference herein or attached as annexes hereto may adversely affect the value of Burke & Herbert common stock that you, as an existing Burke & Herbert shareholder, currently hold or that you, as an existing LNKB shareholder, will hold upon consummation of the merger, and could result in a significant decline in the value of Burke & Herbert common stock and cause Burke & Herbert shareholders and/or LNKB shareholders to lose all or part of the value of their respective investments in Burke & Herbert common stock.
Risks Relating to the Consummation of the Merger and Burke & Herbert Following the Merger
Because the market price of Burke & Herbert common stock may fluctuate, LNKB shareholders cannot be certain of the market value of the merger consideration they will receive.
At the effective time, each share of LNKB common stock issued and outstanding immediately prior to the effective time, except for shares of LNKB common stock owned by LNKB or Burke & Herbert will be converted into 0.1350 shares of Burke & Herbert common stock. This exchange ratio is fixed and will not be adjusted for changes in the market price of either Burke & Herbert common stock or LNKB common stock. Changes in the price of Burke & Herbert common stock between now and the time of the merger will affect the value that LNKB shareholders will receive in the merger. Neither Burke & Herbert nor LNKB is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Burke & Herbert common stock or LNKB common stock.
Stock price changes may result from a variety of factors, including general market and economic conditions, such as inflation, trade policies and tariffs, volatility in the capital markets, volatility in real estate markets, interest and currency rate fluctuations, labor availability, supply chain disruptions, global pandemics and public health crises and the responses thereto, weather catastrophes and geopolitical instability, including shutdowns and threats of shutdowns of the U.S. federal government, political instability and political violence, changes in Burke & Herbert’s and LNKB’s businesses, operations and prospects, regulatory considerations and tax laws, many of which are beyond Burke & Herbert’s and LNKB’s control. Therefore, at the time of the Burke & Herbert special meeting and the LNKB special meeting, Burke & Herbert shareholders and LNKB shareholders will not know the market value of the consideration that LNKB shareholders will receive at the effective time. You should obtain current market quotations for shares of Burke & Herbert common stock (Nasdaq: BHRB) and for shares of LNKB common stock (Nasdaq: LNKB).
The market price of Burke & Herbert common stock after the merger may be affected by factors different from those currently affecting the shares of Burke & Herbert common stock or LNKB common stock.
At the effective time, LNKB shareholders will become Burke & Herbert shareholders. Burke & Herbert’s business differs from that of LNKB and certain adjustments may be made to Burke & Herbert’s business as a result of the merger. Accordingly, the results of operations of the continuing corporation and the market price of Burke & Herbert common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Burke & Herbert and LNKB. For a discussion of the businesses, and certain factors to consider in connection with those businesses, for Burke & Herbert see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 165 and for LNKB see “Risk Factors — Risks Related to LNKB’s Business.”
The dilution caused by the issuance of shares of Burke & Herbert common stock in connection with the merger may adversely affect the market price of Burke & Herbert’s common stock.
The dilution caused by the issuance of the new shares of Burke & Herbert common stock to LNKB shareholders in connection with the payment of the merger consideration may result in fluctuations in the market price of Burke & Herbert common stock, including a stock price decrease.
Combining Burke & Herbert and LNKB may be more difficult, costly or time-consuming than expected, and Burke & Herbert and LNKB may fail to realize the anticipated benefits of the merger.
This is a merger transaction combining two financial institutions. The success of the merger will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of Burke & Herbert and LNKB. To realize the anticipated benefits and cost savings from the merger, Burke & Herbert and LNKB must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized, without adversely affecting current revenues and future growth. If Burke & Herbert and LNKB are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.
A successful integration of LNKB’s business with Burke & Herbert’s business will depend on the ability to consolidate operations, corporate cultures, systems and procedures and to eliminate redundancies and costs. Burke & Herbert may not be able to combine each company’s business without encountering difficulties that could adversely affect the ability to maintain relationships with existing clients, customers, depositors and employees, such as:
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the loss of key employees;

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the disruption of operations and business;

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inability to maintain and increase competitive presence;

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loan and deposit attrition, customer loss and revenue loss;

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possible inconsistencies in standards, control procedures and policies;

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additional costs or unexpected problems with operations, personnel, technology and credit; and/or

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problems with the assimilation of new operations, systems, sites or personnel, which could divert resources from banking operations.

Any disruption to the businesses could cause customers to remove their accounts and move their business to a competing financial institution. Integration efforts between the two companies may also divert management attention and resources. Additionally, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit the successful integration of Burke & Herbert and LNKB.
Burke & Herbert and LNKB entered into the merger agreement with the expectation that the acquisition of LNKB by Burke & Herbert will result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for the continuing corporation, cross-selling opportunities, technological efficiencies, and operating efficiencies. Achieving the anticipated benefits of the transactions contemplated by the merger agreement is subject to a number of uncertainties including whether integration is completed in a timely, effective and efficient manner and general competitive conditions in the marketplace. An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, levels of expenses and operating results of the continuing corporation following the completion of the merger, which may adversely affect the value of the common stock of the continuing corporation following the completion of the merger. Additionally, upon consummation of the transactions contemplated by the merger agreement, Burke & Herbert will make fair value estimates of certain assets and liabilities in recording the acquisition. Actual values of these assets and liabilities could differ from such estimates, which could result in Burke & Herbert not achieving the anticipated benefits of the acquisition. Any cost savings that are realized may be offset by losses in revenues or other charges to earnings. In addition, the actual cost savings of the merger could be less than anticipated, and integration may result in additional and unforeseen expenses.
Burke & Herbert and LNKB have operated and, until the completion of the merger, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on each of Burke & Herbert and LNKB during this transition period and for an undetermined period after completion of the merger on the continuing corporation.
Burke & Herbert and LNKB have, and Burke & Herbert following the closing is expected to, incur substantial costs related to the merger and integration.
Burke & Herbert and LNKB have incurred and expect to incur significant non-recurring costs associated with the merger. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, printing costs and other related costs. Some of these costs are payable by either Burke & Herbert or LNKB regardless of whether the merger is completed and may adversely impact Burke & Herbert’s and LNKB’s earnings. See “The Merger Agreement — Expenses and Fees” beginning on page 125.
Following the closing, Burke & Herbert is expected to incur substantial costs related to the integration of Burke & Herbert’s and LNKB’s businesses, including facilities and systems consolidation costs and employment-related costs. Burke & Herbert and LNKB may also incur additional costs to maintain employee morale and to retain key employees. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While Burke & Herbert and LNKB have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs, and additional unanticipated costs may be incurred in the integration of the businesses of Burke & Herbert and LNKB. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time. Anticipated future merger and integration-related pre-tax costs are currently estimated to be approximately $52 million.
The opinion delivered by KBW to Burke & Herbert’s board of directors and the opinion delivered by Stephens to LNKB’s board of directors, respectively, prior to the companies’ entry into the merger agreement will not reflect changes in circumstances that may have occurred since the dates of the opinions.
The opinion from KBW, Burke & Herbert’s financial advisor, to Burke & Herbert’s board of directors, was delivered on and dated December 18, 2025, and the opinion from Stephens, LNKB’s financial advisor, to LNKB’s board of directors was delivered on and dated December 18, 2025. Changes in the operations and prospects of Burke & Herbert or LNKB, general market and economic conditions and other factors which may be beyond the control of Burke & Herbert and LNKB, including global macroeconomic conditions caused by volatility and market factors related to or caused by tariffs and trade policies, political instability, health crises, global political conflict, interest rates, labor market volatility, and volatility in financial markets on such market and economic conditions, and the market prices of Burke & Herbert and LNKB, may have altered the value of Burke & Herbert or LNKB or the prices of shares of Burke & Herbert common stock and shares of LNKB common stock as of the date of this joint proxy statement/prospectus, or may alter such values and prices by the time the merger is completed. The opinions do not speak as of the date of this joint proxy statement/prospectus or as of any other date after the dates of those opinions.
The future results of the continuing corporation following the merger may suffer if the continuing corporation does not effectively manage its expanded operations, including complying with any enhanced regulatory requirements.
Following the merger, the size of the business of the continuing corporation will increase beyond the current size of either Burke & Herbert’s or LNKB’s business. The continuing corporation’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that the continuing corporation will be successful or that it will realize the expected operating efficiencies, revenue enhancement or other benefits currently anticipated from the merger.
The continuing corporation may also face increased scrutiny from governmental authorities as a result of the increased size of its business. As a result of the merger, the continuing corporation is expected to have total assets exceeding $10 billion. Banks with $10 billion or more in total assets are, among other things: subject to reduced dividends on any holdings of Federal Reserve Bank of Richmond common stock; subject to limits on interchange fees pursuant to the Durbin amendment to the Dodd-Frank Act; subject to certain enhanced prudential standards; no longer treated as a “small institution” for FDIC deposit insurance assessment purposes; examined directly by the CFPB with respect to various federal consumer financial laws; and no longer eligible to elect to be subject to the “community bank leverage ratio.” Compliance with these additional ongoing requirements may necessitate additional personnel, the design and implementation of additional internal controls, and the incurrence of significant expenses which could have a significant adverse effect on the continuing corporation’s financial condition or results of operations.
Regulatory approvals for the merger and the bank merger may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the continuing corporation following the merger.
Before the merger and the bank merger may be completed, various approvals, consents and non-objections must be obtained from regulatory authorities. In determining whether to grant these approvals, such regulatory authorities consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger — Regulatory Approvals” beginning on page 103. These approvals could be delayed or not obtained at all, including due to any or all of the following: an adverse development in either party’s regulatory standing, considerations related to the continuing corporation exceeding $10 billion in total assets, or any other factors considered by regulators when granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment generally.
Even if the approvals are granted, they may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the continuing corporation’s business or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions or that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of the continuing corporation following the merger or otherwise reduce the anticipated benefits of the merger and bank merger. In addition, there can be no assurance that any such conditions, limitations, obligations or restrictions will not result in the delay or abandonment of the merger and the bank merger. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or governmental entity of competent jurisdiction that would prohibit or make illegal the completion of the merger and the bank merger.
Despite the parties’ commitments to using their reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any governmental entity with respect to the merger agreement, neither party is required, under the terms of the merger agreement, to take any action, commit to take any action, or agree to any condition or restriction in connection with obtaining these approvals that would reasonably be expected to have a material adverse effect on the continuing corporation and its subsidiaries, taken as a whole, after giving effect to the merger and the bank merger (measured on a scale relative to LNKB and its subsidiaries, taken as a whole).
The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is preliminary and the actual financial condition and results of operations of the continuing corporation after the merger may differ materially.
The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the continuing corporation’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the LNKB identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The merger consideration value allocation reflected in this document is preliminary, and the final allocation thereof will be based upon the value of the actual merger consideration and the fair value of the assets and liabilities of LNKB as of the date of the completion of the merger. The unaudited pro forma combined financial information reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and does not take into account any circumstances or events occurring after the date it was prepared. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document and no assurances can be given that if the prospective financial information had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 130.
Certain of Burke & Herbert’s and LNKB’s directors and executive officers may have interests in the merger that may differ from, or are in addition to, the interests of Burke & Herbert shareholders and LNKB shareholders.
Burke & Herbert’s shareholders and LNKB shareholders should be aware that some of Burke & Herbert’s and LNKB’s directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of Burke & Herbert shareholders and LNKB shareholders. These interests and arrangements may create potential conflicts of interest. The Burke & Herbert and LNKB boards of directors were aware of these respective interests and considered these interests, among other matters, when making their decisions to approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in recommending that, in the case of the Burke & Herbert board of directors, Burke & Herbert shareholders vote to approve the Burke & Herbert merger proposal and, in the case of the LNKB board of directors, LNKB shareholders vote to approve the LNKB merger proposal. For a more complete description of these interests, please see “The Merger — Interests of Certain Burke & Herbert Directors and Executive Officers in the Merger” beginning on page 96 and “The Merger — Interests of Certain LNKB Directors and Executive Officers in the Merger” beginning on page 97.
The merger agreement may be terminated in accordance with its terms and the merger may not be completed. Such failure to complete the merger could negatively impact Burke & Herbert or LNKB.
The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: (i) approval by Burke & Herbert shareholders of the Burke & Herbert merger proposal and approval by LNKB shareholders of the LNKB merger proposal; (ii) authorization for listing on Nasdaq of the shares of Burke & Herbert common stock that will be issuable pursuant to the merger agreement, subject to official notice of issuance; (iii) the receipt of the requisite regulatory approvals; (iv) effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part; and (v) the absence of any order, injunction, decree or other legal restraint preventing the completion of the merger or the bank merger or making the completion of the merger or the bank merger illegal. Each party’s obligation to complete the merger is also subject to certain additional customary conditions, including (a) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party, (b) the performance in all material respects by the other party of its obligations under the merger agreement, and (c) the receipt by each party of an opinion from its counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.
These conditions to the closing may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after the receipt of the requisite shareholder approvals, or Burke & Herbert or LNKB may elect to terminate the merger agreement in certain other circumstances. See “The Merger Agreement — Termination of the Merger Agreement” beginning on page 123.
If the merger is not completed for any reason, including as a result of Burke & Herbert shareholders failing to approve the Burke & Herbert merger proposal or LNKB shareholders failing to approve the LNKB merger proposal, there may be various adverse consequences and Burke & Herbert and/or LNKB may experience negative reactions from the financial markets and from their respective customers and employees. For example, Burke & Herbert’s or LNKB’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Burke & Herbert common stock or LNKB common stock could decline to the extent that current market prices reflect a market assumption that the merger will be beneficial and will be completed. Burke & Herbert and/or LNKB also could be subject to litigation related to any failure to complete the merger or to proceedings commenced against Burke & Herbert or LNKB to perform their respective obligations under the merger agreement. If the merger agreement is terminated under certain circumstances, either Burke & Herbert or LNKB may be required to pay a termination fee of $14.167 million to the other party.
Additionally, each of Burke & Herbert and LNKB has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of preparing, filing, printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid in connection with the merger. If the merger is not completed, Burke & Herbert and LNKB would have to pay these expenses without realizing the expected benefits of the merger.
In connection with the merger, Burke & Herbert will assume LNKB’s outstanding debt obligations, and the continuing corporation’s level of indebtedness following the completion of the merger could adversely affect the continuing corporation’s ability to raise additional capital and to meet its obligations under its existing indebtedness.
In connection with the merger, Burke & Herbert will assume LNKB’s outstanding indebtedness. Burke & Herbert’s existing debt, together with the assumption of LNKB’s outstanding indebtedness and any future incurrence of additional indebtedness, could have important consequences for the continuing corporation’s creditors and the continuing corporation’s shareholders. For example, it could:
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limit the continuing corporation’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

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restrict the continuing corporation from making strategic acquisitions or cause the continuing corporation to make non-strategic divestitures;

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restrict the continuing corporation from paying dividends to its shareholders;

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increase the continuing corporation’s vulnerability to general economic and industry conditions; and

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require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the continuing corporation’s indebtedness, thereby reducing the continuing corporation’s ability to use cash flows to fund its operations, capital expenditures and future business opportunities.

Burke & Herbert and LNKB will be subject to business uncertainties and contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Burke & Herbert and LNKB. These uncertainties may impair Burke & Herbert’s or LNKB’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Burke & Herbert or LNKB to seek to change existing business relationships with Burke & Herbert or LNKB. In addition, subject to certain exceptions, Burke & Herbert and LNKB have each agreed to operate its business in the ordinary course in all material respects and to refrain from taking certain actions that may adversely affect its ability to consummate the transactions contemplated by the merger agreement on a timely basis without the consent of the other party. These restrictions may prevent Burke & Herbert and/or LNKB from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement — Covenants and Agreements” beginning on page 112 for a description of the restrictive covenants applicable to Burke & Herbert and LNKB.
Interest rate volatility may adversely impact the fair value adjustments of investments and loans acquired in the merger.
Upon the closing of the merger, the continuing corporation will need to adjust the fair value of LNKB’s investment and loan portfolios. Volatility in the interest rate environment could have the effect of increasing the magnitude of the purchase accounting marks relating to such fair value adjustments, thereby increasing initial tangible book value dilution, extending the tangible book value earn-back period, and negatively impacting the continuing corporation’s capital ratios, which may result in the continuing corporation taking steps to strengthen its capital position.
The merger agreement limits Burke & Herbert’s and LNKB’s respective abilities to pursue alternatives to the merger and may discourage other companies from trying to acquire Burke & Herbert or LNKB.
The merger agreement contains “no shop” covenants that restrict each of Burke & Herbert’s and LNKB’s ability to, directly or indirectly, among other things, initiate, solicit, knowingly encourage or knowingly facilitate, inquiries or proposals with respect to any acquisition proposal, engage or participate in any negotiations with any person concerning any acquisition proposal, provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal, subject to certain exceptions, or unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement in connection with or relating to any acquisition proposal.
The merger agreement further provides that, during the 12-month period following the termination of the merger agreement under specified circumstances, including the entry into a definitive agreement or consummation of a transaction with respect to an alternative acquisition proposal, Burke & Herbert or LNKB may be required to pay a termination fee of $14.167 million to the other party. See the section entitled “The Merger Agreement — Termination Fee.”
These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of Burke & Herbert or LNKB from considering or proposing that acquisition.
The shares of Burke & Herbert common stock to be received by LNKB shareholders as a result of the merger will have different rights from the shares of LNKB common stock.
In the merger, LNKB shareholders will become Burke & Herbert shareholders and their rights as shareholders will be governed by Virginia law and the governing documents of the continuing corporation following the merger. The rights associated with Burke & Herbert common stock are different from the rights associated with LNKB common stock. See “Comparison of the Rights of Burke & Herbert Shareholders and LNKB Shareholders” beginning on page 150 for a discussion of the different rights associated with Burke & Herbert common stock.
Burke & Herbert shareholders and LNKB shareholders will have reduced ownership and voting interest in the continuing corporation after the consummation of the merger and will exercise less influence over management.
Burke & Herbert shareholders and LNKB shareholders currently have the right to vote in the election of the board of directors and on other matters affecting Burke & Herbert and LNKB, respectively. When the merger is completed, each Burke & Herbert shareholder and each LNKB shareholder will become a holder of common stock of the continuing corporation, with a percentage ownership of the continuing corporation that is smaller than the holder’s percentage ownership of either Burke & Herbert or LNKB individually, as applicable, prior to the consummation of the merger. Based on the number of shares of Burke  & Herbert common stock and LNKB common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of Burke & Herbert common stock expected to be issued in the merger, the former LNKB shareholders, as a group, are estimated to own approximately 25% of the fully diluted shares of the continuing corporation immediately after the merger and current Burke & Herbert shareholders as a group are estimated to own approximately 75% of the fully diluted shares of the continuing corporation immediately after the merger. Additionally, two LNKB continuing directors will join the board of directors of the continuing corporation as of the effective time, and the board of directors of the continuing corporation will be expanded to 17 directors. Because of this, LNKB shareholders may have less influence on the management and policies of the continuing corporation than they now have on the management and policies of LNKB, and Burke & Herbert shareholders may have less influence on the management and policies of the continuing corporation than they now have on the management and policies of Burke & Herbert.
Issuance of shares of Burke & Herbert common stock in connection with the merger may adversely affect the market price of Burke & Herbert common stock.
In connection with the payment of the merger consideration, Burke & Herbert expects to issue approximately 5.1 million shares of Burke & Herbert common stock to LNKB shareholders. The issuance of these new shares of Burke & Herbert common stock may result in fluctuations in the market price of Burke & Herbert common stock, including a stock price decrease.
Burke & Herbert shareholders and LNKB shareholders will not have appraisal rights or dissenters’ rights in the merger.
Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Burke  & Herbert shareholders and LNKB shareholders are not entitled under applicable law to appraisal rights in connection with the merger.
Shareholder litigation could prevent or delay the completion of the merger or otherwise negatively impact the business and operations of Burke & Herbert and LNKB.
Shareholders of Burke & Herbert and/or of LNKB may file lawsuits against Burke & Herbert, LNKB and/or the directors and officers of either company in connection with the merger. One of the conditions to the closing is that no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint preventing the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting Burke & Herbert or LNKB defendants from completing the merger, the bank merger or any of the other transactions contemplated by the merger agreement, then such injunction may delay or prevent the effectiveness of the merger and could result in significant costs to Burke & Herbert and/or LNKB, including any cost associated with the indemnification of directors and officers of each company. Burke & Herbert and LNKB may incur costs in connection with the defense or settlement of any shareholder lawsuits filed in connection with the merger. Such litigation could have an adverse effect on the financial condition and results of operations of Burke & Herbert and LNKB and could prevent or delay the completion of the merger.
Risks Relating to Burke & Herbert’s Business
You should read and consider risk factors specific to Burke & Herbert’s business that will also affect the continuing corporation after the merger. These risks are described in the “Risk Factors” section of Burke & Herbert’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and in any updates to those risk factors set forth in Burke & Herbert’s Quarterly Reports on Form 10-Q and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where

You Can Find More Information” beginning on page 165 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.
Risks Relating to LNKB’s Business
You should read and consider risk factors specific to LNKB’s business that will also affect the continuing corporation after the mergers. These risks are described in the “Risk Factors” section of LNKB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and in any updates to those risk factors set forth in LNKB’s Quarterly Reports on Form 10-Q and in other documents attached as Annexes D – I to this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 165 of this joint proxy statement/prospectus for the location of information that is attached as annexes to this joint proxy statement/prospectus.

THE BURKE & HERBERT SPECIAL MEETING
This section contains information for Burke & Herbert shareholders about the special meeting that Burke & Herbert has called to allow Burke & Herbert shareholders to consider and vote on the Burke & Herbert merger proposal and the Burke & Herbert adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the Burke & Herbert special meeting and a form of proxy card that the Burke & Herbert board of directors is soliciting for use by Burke & Herbert shareholders at the special meeting and at any adjournments or postponements of the special meeting.
Date, Time and Place of the Meeting
The Burke & Herbert special meeting will be held virtually via the Burke & Herbert special meeting website on March 25, 2026 at 8:00 a.m., Eastern Time.
Matters to Be Considered
At the Burke & Herbert special meeting, Burke & Herbert shareholders will be asked to consider and vote on the following proposals:
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the Burke & Herbert merger proposal; and

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the Burke & Herbert adjournment proposal.

Recommendation of Burke & Herbert’s Board of Directors
The Burke & Herbert board of directors unanimously recommends that you vote “FOR” the Burke & Herbert merger proposal and “FOR” the Burke & Herbert adjournment proposal. See “The Merger — Burke & Herbert’s Reasons for the Merger; Recommendation of Burke & Herbert’s Board of Directors” beginning on page 59 for a more detailed discussion of the Burke & Herbert board of directors’ recommendation.
Record Date and Quorum
The Burke & Herbert board of directors has fixed the close of business on February 9, 2026 as the record date for the determination of Burke & Herbert shareholders entitled to notice of and to vote at the Burke & Herbert special meeting. As of January 28, 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, there were 15,034,013 shares of Burke & Herbert common stock outstanding.
Holders of a majority of the outstanding shares of Burke & Herbert common stock entitled to vote at the Burke & Herbert special meeting must be present, either in attendance virtually via the Burke & Herbert special meeting website or by proxy, to constitute a quorum at the Burke & Herbert special meeting. If you fail to submit a proxy prior to the special meeting or to vote at the Burke & Herbert special meeting via the Burke & Herbert special meeting website, your shares of Burke & Herbert common stock will not be counted towards a quorum. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum, but not a broker non-vote or other failure to vote.
Under the Burke & Herbert bylaws, if a quorum is not present at the Burke & Herbert special meeting, the holders of a majority of the shares of Burke & Herbert common stock entitled to vote who are present (including virtually via the Burke & Herbert special meeting website) or by proxy at the Burke & Herbert special meeting may adjourn the Burke & Herbert special meeting.
At the Burke & Herbert special meeting, each share of Burke & Herbert common stock is entitled to one vote on all matters properly submitted to Burke & Herbert shareholders.
As of January 28, 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, Burke & Herbert’s directors and executive officers and their affiliates were entitled to vote an aggregate of 1,679,217 shares of Burke & Herbert common stock at the special meeting, which represents approximately 11.17% of the issued and outstanding shares of Burke & Herbert common stock entitled to vote at the special meeting.
Each director of Burke & Herbert, solely in such director’s capacity as a shareholder of Burke & Herbert, has entered into a support agreement with LNKB requiring them to vote all shares of Burke & Herbert common stock that such director beneficially owns and/or is the registered owner of and has the sole right and power to vote or direct the disposition in favor of the Burke & Herbert merger proposal. As of January 28, 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, these directors held 1,567,037 shares of Burke & Herbert common stock subject to such agreements, which represented approximately 10.42% of the outstanding shares of Burke & Herbert common stock.
Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Burke & Herbert special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Burke & Herbert special meeting. If your bank, broker, trustee or other nominee holds your shares of Burke & Herbert common stock in “street name,” such entity will vote your shares of Burke & Herbert common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions and Failure to Vote
Burke & Herbert merger proposal:
Vote required:   Approval of the Burke & Herbert merger proposal requires the affirmative vote of a majority of the votes entitled to be cast by the holders of outstanding shares of Burke & Herbert common stock at the Burke & Herbert special meeting. Approval of the Burke & Herbert merger proposal is a condition to the completion of the merger.
Effect of abstentions and failure to vote:   If you are present at the Burke & Herbert special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” such proposal. If you are not present at the Burke & Herbert special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have the same effect as a vote “AGAINST” such proposal.
Burke & Herbert adjournment proposal:
Vote required:   If a quorum is present at the Burke & Herbert special meeting, approval of the Burke & Herbert adjournment proposal requires the affirmative vote of a majority of the votes cast by the Burke & Herbert shareholders at the Burke & Herbert special meeting. In the absence of a quorum at the Burke & Herbert special meeting, approval of the Burke & Herbert adjournment proposal requires the affirmative vote of a majority of the shares of Burke & Herbert common stock present at the Burke & Herbert special meeting and entitled to vote on the Burke & Herbert adjournment proposal.
Effect of abstentions and failure to vote:   If a quorum is present at the Burke & Herbert special meeting, if you are present at the Burke & Herbert special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal. In the absence of a quorum at the Burke & Herbert special meeting, if you are present at the Burke & Herbert special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” the proposal. Whether or not a quorum is present at the Burke & Herbert special meeting, if you are not present at the Burke & Herbert special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on the outcome of such proposal.
Attending the Special Meeting
The Burke & Herbert special meeting may be accessed via the Burke & Herbert special meeting website, where Burke & Herbert shareholders will be able to listen to the Burke & Herbert special meeting, submit questions and vote online. You are entitled to attend the Burke & Herbert special meeting via the Burke &

Herbert special meeting website only if you were a shareholder of record at the close of business on the record date (a “record holder”), you held your Burke & Herbert shares beneficially in the name of a bank, broker, trustee or other nominee as of the record date (a “beneficial owner”), or you hold a valid proxy for the Burke & Herbert special meeting.
If you are a record holder, you will be able to attend the Burke & Herbert special meeting online, ask questions and vote during the meeting by visiting https://edge.media-server.com/mmc/p/4fnhysd3 and following the instructions. Please have your control number, which can be found on your notice, proxy card or voting instruction form, to access the meeting. The password for the meeting, if requested, is burke2026.
If you are a beneficial owner and hold your shares through an intermediary, such as a bank or broker, you must register in advance using the instructions provided in accompanying proxy materials. If you do not have your control number, you may attend the special meeting as a guest (non-shareholder), but you will not have the ability to vote your shares or submit questions during the special meeting. See “— Shares Held in Street Name” below for further information.
If you are a beneficial owner of Burke & Herbert common stock, in order to participate in the Burke & Herbert special meeting, you must first obtain a legal proxy from your broker, bank or other nominee reflecting the number of shares of Burke & Herbert common stock you held as of the record date, your name and email address. You then must submit a request for registration to Equiniti: (1) by email to proxy@equiniti.com; (2) by fax to (718) 765-8730, or (3) by mail to Equiniti Trust Company, LLC, Attn: Proxy Tabulation Department, 1110 Centre Point Curve, Suite 101, Mendota Heights, MN 55120. Requests for registration must be labeled as “Legal Proxy” and be received by Equiniti no later than 5:00 p.m. Eastern Time on March 18, 2026. Please review this information prior to the Burke & Herbert special meeting to ensure you have access. See “— Shares Held in Street Name” below for further information.
Shareholders will have substantially the same opportunities to participate in the virtual Burke & Herbert special meeting as they would have at an in-person meeting. Shareholders as of the record date will be able to attend, vote, and submit questions during a portion of the meeting via the online platform. To ensure the Burke & Herbert special meeting is conducted in a manner that is fair to all shareholders, Burke & Herbert may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question. Burke & Herbert reserves the right to edit or reject questions Burke & Herbert deems inappropriate or not relevant to the Burke & Herbert special meeting’s limited purpose.
Proxies
A holder of Burke & Herbert common stock may vote by proxy or at the Burke & Herbert special meeting via the Burke & Herbert special meeting website. If you hold your shares of Burke & Herbert common stock in your name as a record holder, to submit a proxy, you, as a holder of Burke & Herbert common stock, may use one of the following methods:
•
Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or

•
By completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

If you intend to submit your proxy via the Internet, you must do so by 11:59 p.m. Eastern Time on the day before the Burke & Herbert special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the Burke & Herbert special meeting.
Burke & Herbert requests that Burke & Herbert shareholders vote over the Internet or by completing and signing the accompanying proxy card and returning it to Burke & Herbert as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Burke & Herbert common stock represented by it will be voted at the Burke & Herbert special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Burke & Herbert merger proposal and “FOR” the Burke & Herbert adjournment proposal.

If you are a beneficial owner, the holder should check the voting form used by your bank, broker, trustee or other nominee to determine whether the holder may vote by the Internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet, whether or not you plan to attend the Burke & Herbert special meeting. Sending in your proxy card or voting on the Internet will not prevent you from voting your shares personally at the Burke & Herbert special meeting because you may revoke your proxy at any time before it is voted.
Shares Held in Street Name
If your shares of Burke & Herbert common stock are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.
You may not vote shares of Burke & Herbert common stock held in a brokerage or other account in “street name” by returning a proxy card directly to Burke & Herbert.
Further, banks, brokers, trustees or other nominees who hold shares of Burke & Herbert common stock on behalf of their customers may not give a proxy to Burke & Herbert to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the Burke & Herbert special meeting, including the Burke & Herbert merger proposal and the Burke & Herbert adjournment proposal.
Revocability of Proxies
If you directly hold shares of Burke & Herbert common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at the meeting. You can do this by:
•
submitting a written statement that you would like to revoke your proxy to the corporate secretary of Burke & Herbert before the date of the Burke & Herbert special meeting;

•
signing and returning a proxy card with a later date prior to the Burke & Herbert special meeting;

•
later voting by the Internet, so long as such subsequent vote is made by 11:59 p.m. Eastern Time on the day before the Burke & Herbert special meeting; or

•
virtually attending the Burke & Herbert special meeting and voting at the Burke & Herbert special meeting via the Burke & Herbert special meeting website.

If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by:
•
contacting your bank, broker, trustee or other nominee; or

•
virtually attending the Burke & Herbert special meeting and voting at the Burke & Herbert special meeting via the Burke & Herbert special meeting website if (i) you have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee and (ii) you register beforehand. Please contact your bank, broker, trustee or other nominee for further instructions.

Virtual attendance at the Burke & Herbert special meeting will not in and of itself revoke a proxy. A revocation or later-dated proxy received by Burke & Herbert after the vote will not affect the vote. Written notices of revocation and other communications regarding the revocation of your proxy should be addressed to: Burke & Herbert Financial Services Corp., 100 S. Fairfax Street, Alexandria, VA 22314, Attention: Corporate Secretary. If the Burke & Herbert special meeting is postponed or adjourned, it will not affect the ability of Burke & Herbert shareholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Delivery of Proxy Materials
As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to Burke & Herbert shareholders residing at the same address, unless such Burke & Herbert shareholders have notified Burke & Herbert of their desire to receive multiple copies of the joint proxy statement/prospectus.
If you hold shares of both Burke & Herbert common stock and LNKB common stock, you will receive separate package of proxy materials.
Burke & Herbert will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any Burke & Herbert shareholder residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to Burke & Herbert’s proxy solicitor, Regan & Associates, Inc. at the following address: 505 Eighth Avenue, Suite 800, New York, New York 10018, or by telephone at (212) 587-3005.
Solicitation of Proxies
Burke & Herbert and LNKB will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, Burke & Herbert has retained Regan & Associates, Inc. as its proxy solicitor, and will pay them a fee of $30,000, which includes expenses for these services. Burke & Herbert and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of Burke & Herbert common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Burke & Herbert. No additional compensation will be paid to Burke & Herbert’s directors, officers or employees for solicitation.
Other Matters to Come Before the Burke & Herbert Special Meeting
Burke & Herbert management knows of no other business to be presented at the Burke & Herbert special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the Burke & Herbert board of directors’ recommendations.
Assistance
If you need assistance in completing your proxy card, have questions regarding Burke & Herbert’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Burke & Herbert Financial Services Corp., Attn: Investor Relations, 100 S. Fairfax Street, Alexandria, VA 22314, telephone (703) 666-3555, or Burke & Herbert’s proxy solicitor, Regan & Associates, Inc. at the following address: 505 Eighth Avenue, Suite 800, New York, New York 10018, or by telephone at (212) 587-3005.
BURKE & HERBERT PROPOSALS
Proposal 1: Burke & Herbert Merger Proposal
Pursuant to the merger agreement, Burke & Herbert is asking Burke & Herbert shareholders to approve the merger agreement. Burke & Herbert shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the transactions contemplated thereby. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the Burke & Herbert board of directors, by a unanimous vote of all directors, approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger and bank merger, to be advisable and in the best interest of Burke & Herbert and Burke & Herbert shareholders. See “The Merger — Burke & Herbert’s Reasons for the Merger; Recommendation of Burke & Herbert’s Board of Directors” beginning on page 59 for a more detailed discussion of the Burke & Herbert board of directors’ recommendation.

The approval of the Burke & Herbert merger proposal by Burke & Herbert shareholders is a condition to the completion of the merger.
The Burke & Herbert board of directors unanimously recommends a vote “FOR” the Burke & Herbert merger proposal.
Proposal 2: Burke & Herbert Adjournment Proposal
The Burke & Herbert special meeting may be adjourned or postponed to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Burke & Herbert special meeting to approve the Burke & Herbert merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Burke & Herbert shareholders. If, at the Burke & Herbert special meeting, the number of shares of Burke & Herbert common stock present or represented and voting in favor of Burke & Herbert merger proposal is insufficient to approve the Burke & Herbert merger proposal, Burke & Herbert intends to move to adjourn or postpone the Burke & Herbert special meeting in order to enable the Burke & Herbert board of directors to solicit additional proxies for approval of the Burke & Herbert merger proposal. In that event, Burke & Herbert will ask Burke & Herbert shareholders to vote on the Burke & Herbert adjournment proposal, but not the Burke & Herbert merger proposal.
In this proposal, Burke & Herbert is asking Burke & Herbert shareholders to authorize the holder of any proxy solicited by the Burke & Herbert board of directors on a discretionary basis to vote in favor of adjourning the Burke & Herbert special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Burke & Herbert shareholders who have previously voted. Pursuant to the Burke & Herbert bylaws, the Burke & Herbert special meeting may be adjourned without new notice being given.
The approval of the Burke & Herbert adjournment proposal by Burke & Herbert shareholders is not a condition to the completion of the merger.
The Burke & Herbert board of directors unanimously recommends a vote “FOR” the Burke & Herbert adjournment proposal.

THE LNKB SPECIAL MEETING
This section contains information for LNKB shareholders about the special meeting that LNKB has called to allow LNKB shareholders to consider and vote on the LNKB merger proposal and the LNKB adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the LNKB special meeting and a form of proxy card that the LNKB board of directors is soliciting for use by LNKB shareholders at the special meeting and at any adjournments or postponements of the special meeting.
Date, Time and Place of the Meeting
The LNKB special meeting will be held virtually via the LNKB special meeting website on March 25, 2026 at 8:00 a.m., Eastern Time.
Matters to Be Considered
At the LNKB special meeting, LNKB shareholders will be asked to consider and vote on the following proposals:
•
the LNKB merger proposal; and

•
the LNKB adjournment proposal.

Recommendation of LNKB’s Board of Directors
The LNKB board of directors unanimously recommends that you vote “FOR” the LNKB merger proposal and “FOR” the LNKB adjournment proposal. See “The Merger — LNKB’s Reasons for the Merger; Recommendation of LNKB’s Board of Directors” beginning on page 75 for a more detailed discussion of the LNKB board of directors’ recommendation.
Record Date and Quorum
The LNKB board of directors has fixed the close of business on February 9, 2026 as the record date for the determination of LNKB shareholders entitled to notice of and to vote at the LNKB special meeting. As of January 28, 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, there were 37,465,183 shares of LNKB common stock outstanding.
Holders of a majority of the outstanding shares of LNKB common stock entitled to vote at the LNKB special meeting must be present, either in attendance virtually via the LNKB special meeting website or by proxy, to constitute a quorum at the LNKB special meeting. If you fail to submit a proxy prior to the special meeting or to vote at the LNKB special meeting via the LNKB special meeting website, your shares of LNKB common stock will not be counted towards a quorum. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum, but not a broker non-vote or other failure to vote.
Under the LNKB bylaws, if a quorum is not present at the LNKB special meeting, the holders of a majority of the shares of LNKB common stock entitled to vote who are present (including virtually via the LNKB special meeting website) or by proxy at the LNKB special meeting may adjourn the LNKB special meeting.
At the LNKB special meeting, each share of LNKB common stock is entitled to one vote on all matters properly submitted to LNKB shareholders.
As of January 28, 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, LNKB directors and executive officers and their affiliates were entitled to vote an aggregate of 11,518,950 shares of LNKB common stock at the special meeting, which represents approximately 30.75% of the issued and outstanding shares of LNKB common stock entitled to vote at the special meeting.
Each director of LNKB, solely in such director’s capacity as a shareholder of LNKB, has entered into a support agreement with Burke & Herbert requiring each of them to vote all shares of LNKB common stock that such director beneficially owns and/or is the registered owner of and has the sole right and power to vote or direct the disposition in favor of the LNKB merger proposal. As of January 28, 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, these directors held 11,226,948 shares of LNKB common stock subject to such agreements, which represented approximately 29.97% of the outstanding shares of LNKB common stock.
Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the LNKB special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the LNKB special meeting. If your bank, broker, trustee or other nominee holds your shares of LNKB common stock in “street name,” such entity will vote your shares of LNKB common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions and Failure to Vote
LNKB merger proposal:
Vote required:   Approval of the LNKB merger proposal requires the affirmative vote of a majority of the votes cast by the holders of outstanding shares of LNKB common stock at the LNKB special meeting. Approval of the LNKB merger proposal is a condition to the completion of the merger.
Effect of abstentions and failure to vote:   If you are present at the LNKB special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal. If you are not present at the LNKB special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on the outcome of such proposal.
LNKB adjournment proposal:
Vote required:   If a quorum is present at the LNKB special meeting, approval of the LNKB adjournment proposal requires the affirmative vote of a majority of the votes cast by the LNKB shareholders at the LNKB special meeting. In the absence of a quorum at the LNKB special meeting, approval of the LNKB adjournment proposal requires the affirmative vote of a majority of the shares of LNKB common stock present at the LNKB special meeting and entitled to vote on the LNKB adjournment proposal.
Effect of abstentions and failure to vote:   If a quorum is present at the LNKB special meeting, if you are present at the LNKB special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal. In the absence of a quorum at the LNKB special meeting, if you are present at the LNKB special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” the proposal. Whether or not a quorum is present at the LNKB special meeting, if you are not present at the LNKB special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on the outcome of such proposal.
Attending the LNKB Special Meeting
The LNKB special meeting may be accessed via the LNKB special meeting website, where LNKB shareholders will be able to listen to the LNKB special meeting, submit questions and vote online. You are entitled to attend the LNKB special meeting via the LNKB special meeting website only if you were a shareholder of record at the close of business on the record date (a “record holder”), you held your LNKB shares beneficially in the name of a bank, broker, trustee or other nominee as of the record date (a “beneficial owner”), or you hold a valid proxy for the LNKB special meeting.

If you are a record holder, you will be able to attend the LNKB special meeting online, ask questions and vote during the meeting by visiting https://edge.media-server.com/mmc/p/ewr9qa5w and following the instructions. Please have your control number, which can be found on your notice, proxy card or voting instruction form, to access the meeting. The password for the meeting, if requested, is linkbancorp2026.
If you are a beneficial owner and hold your shares through an intermediary, such as a bank or broker, you must register in advance using the instructions provided in accompanying proxy materials. If you do not have your control number, you may attend the special meeting as a guest (non-shareholder), but you will not have the ability to vote your shares or submit questions during the special meeting. See “— Shares Held in Street Name” below for further information.
If you are a beneficial owner of LNKB common stock, in order to participate in the LNKB special meeting, you must first obtain a legal proxy from your broker, bank or other nominee reflecting the number of shares of LNKB common stock you held as of the record date, your name and email address. You then must submit a request for registration to Equiniti: (1) by email to proxy@equiniti.com; (2) by fax to (718) 765-8730, or (3) by mail to Equiniti Trust Company, LLC, Attn: Proxy Tabulation Department, 1110 Centre Point Curve, Suite 101, Mendota Heights, MN 55120. Requests for registration must be labeled as “Legal Proxy” and be received by Equiniti no later than 5:00 p.m. Eastern Time on March 18, 2026. Please review this information prior to the LNKB special meeting to ensure you have access. See “— Shares Held in Street Name” below for further information.
Shareholders will have substantially the same opportunities to participate in the virtual LNKB special meeting as they would have at an in-person meeting. Shareholders as of the record date will be able to attend, vote, and submit questions during a portion of the meeting via the online platform. To ensure the LNKB special meeting is conducted in a manner that is fair to all shareholders, LNKB may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question. LNKB reserves the right to edit or reject questions LNKB deems inappropriate or not relevant to the LNKB special meeting’s limited purpose.
Proxies
A holder of LNKB common stock may vote by proxy or at the LNKB special meeting via the LNKB special meeting website. If you hold your shares of LNKB common stock in your name as a record holder, to submit a proxy, you, as a holder of LNKB common stock, may use one of the following methods:
•
Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or

•
By completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

If you intend to submit your proxy via the Internet, you must do so by 11:59 p.m. Eastern Time on the day before the LNKB special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the LNKB special meeting.
LNKB requests that LNKB shareholders vote over the Internet or by completing and signing the accompanying proxy card and returning it to LNKB as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of LNKB common stock represented by it will be voted at the LNKB special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the LNKB merger proposal and “FOR” the LNKB adjournment proposal.
If you are a beneficial owner, the holder should check the voting form used by your bank, broker, trustee or other nominee to determine whether the holder may vote by the Internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet, whether or not you plan to attend the LNKB special meeting. Sending in your proxy card or voting on the Internet will not prevent you from voting your shares personally at the LNKB special meeting because you may revoke your proxy at any time before it is voted.

Shares Held in Street Name
If your shares of LNKB common stock are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.
You may not vote shares of LNKB common stock held in a brokerage or other account in “street name” by returning a proxy card directly to LNKB.
Further, banks, brokers, trustees or other nominees who hold shares of LNKB common stock on behalf of their customers may not give a proxy to LNKB to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the LNKB special meeting, including the LNKB merger proposal and the LNKB adjournment proposal.
Revocability of Proxies
If you directly hold shares of LNKB common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at your meeting. You can do this by:
•
submitting a written statement that you would like to revoke your proxy to the corporate secretary of LNKB before the date of the LNKB special meeting;

•
signing and returning a proxy card with a later date prior to the LNKB special meeting;

•
later voting by the Internet, so long as such subsequent vote is made by 11:59 p.m. Eastern Time on the day before the LNKB special meeting; or

•
virtually attending the LNKB special meeting and voting at the LNKB special meeting via the LNKB special meeting website.

If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by:
•
contacting your bank, broker, trustee or other nominee; or

•
virtually attending the LNKB special meeting and voting at the LNKB special meeting via the LNKB special meeting website if (i) you have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee and (ii) you register beforehand. Please contact your bank, broker, trustee or other nominee for further instructions.

Virtual attendance at the LNKB special meeting will not in and of itself revoke a proxy. A revocation or later-dated proxy received by LNKB after the vote will not affect the vote. Written notices of revocation and other communications regarding the revocation of your proxy should be addressed to LINKBANCORP, Inc., 1250 Camp Hill Bypass, Suite 202, Camp Hill, PA 17011, Attention: Corporate Secretary. If the LNKB special meeting is postponed or adjourned, it will not affect the ability of LNKB shareholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to LNKB shareholders residing at the same address, unless such LNKB shareholders have notified LNKB of their desire to receive multiple copies of the joint proxy statement/prospectus.
If you hold shares of both Burke & Herbert common stock and LNKB common stock, you will receive separate package of proxy materials.
LNKB will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any LNKB shareholder residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to LNKB’s proxy solicitor, Regan & Associates, Inc. at the following address: 505 Eighth Avenue, Suite 800, New York, New York 10018, or by telephone at (212) 587-3005.
Solicitation of Proxies
Burke & Herbert and LNKB will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, LNKB has retained Regan & Associates, Inc. as its proxy solicitor, and will pay them a fee of $18,500, which includes expenses for these services. LNKB and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of LNKB common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of LNKB. No additional compensation will be paid to LNKB’s directors, officers or employees for solicitation.
Other Matters to Come Before the LNKB Special Meeting
LNKB management knows of no other business to be presented at the LNKB special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the LNKB board of directors’ recommendations.
Assistance
If you need assistance in completing your proxy card, have questions regarding LNKB’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact LINKBANCORP, Inc., 1250 Camp Hill Bypass, Suite 202, Camp Hill, PA 17011, telephone (855) 569-2265, or LNKB’s proxy solicitor, Regan & Associates, Inc. at the following address: 505 Eighth Avenue, Suite 800, New York, New York 10018, or by telephone at (212) 587-3005.
LNKB PROPOSALS
Proposal 1: LNKB Merger Proposal
Pursuant to the merger agreement, LNKB is asking LNKB shareholders to approve the merger agreement. LNKB shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the transactions contemplated thereby. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the LNKB board of directors, by a unanimous vote of all directors, approved and adopted the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger and bank merger, to be advisable and in the best interest of LNKB and LNKB shareholders. See “The Merger — LNKB’s Reasons for the Merger; Recommendation of LNKB’s Board of Directors” beginning on page 75 for a more detailed discussion of the LNKB board of directors’ recommendation.
The approval of the LNKB merger proposal by LNKB shareholders is a condition to the completion of the merger.
The LNKB board of directors unanimously recommends a vote “FOR” the LNKB merger proposal.
Proposal 2: LNKB Adjournment Proposal
The LNKB special meeting may be adjourned or postponed to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the LNKB special meeting to approve the LNKB merger proposal, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to LNKB shareholders. If, at the LNKB special meeting, the number of shares of LNKB common stock present or represented and voting in favor of LNKB merger proposal is insufficient to approve the LNKB merger proposal, LNKB intends to move to adjourn or postpone the LNKB special meeting in order to enable the LNKB board of directors to solicit additional proxies for approval of the LNKB merger proposal. In that event, LNKB will ask LNKB shareholders to vote upon the LNKB adjournment proposal, but not the LNKB merger proposal.
In this proposal, LNKB is asking LNKB shareholders to authorize the holder of any proxy solicited by the LNKB board of directors on a discretionary to vote in favor of adjourning the LNKB special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from LNKB shareholders who have previously voted. Pursuant to the LNKB bylaws, the LNKB special meeting may be adjourned without new notice being given, but if the date of any adjourned meeting is more than fifteen (15) days after the date for which the LNKB special meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting must be given to each shareholder of record entitled to vote at the meeting.
The approval of the LNKB adjournment proposal by LNKB shareholders is not a condition to the completion of the merger.
The LNKB board of directors unanimously recommends a vote “FOR” the LNKB adjournment proposal.

INFORMATION ABOUT THE COMPANIES
Burke & Herbert
Burke & Herbert was organized as a Virginia corporation in 2022 to serve as the holding company for B&H Bank. Burke & Herbert became a bank holding company when it commenced operations on October 1, 2022, following a reorganization transaction in which it acquired control of B&H Bank under the BHCA. This transaction was treated as an internal reorganization as all shareholders of B&H Bank became shareholders of Burke & Herbert. Burke & Herbert has no material operations other than owning B&H Bank.
Burke & Herbert is a community-oriented financial institution that seeks to be the provider of choice for financial solutions to customers who value exceptional personalized service, local decision making, and modern banking technology. Burke & Herbert’s business involves attracting deposits from local businesses and individual customers and using these deposits to originate commercial, mortgage, and consumer loans in its market area. It also invests in securities consisting primarily of U.S. Government Treasuries obligations of U.S. government-sponsored entities, municipal obligations, mortgage-backed securities issued by Fannie Mae, Freddie Mac and Ginnie Mae, and the subordinated debt of other financial institutions. Burke & Herbert is the owner and beneficiary of company-owned life insurance policies on certain current and former B&H Bank employees. These policies generate income and can be liquidated, if necessary, with associated tax costs.
In September 2023, Burke & Herbert elected to become a financial holding company under the BHCA. As a financial holding company of a Virginia state bank, Burke & Herbert is subject to regulation, supervision, and examination by the Board of Governors of the Federal Reserve and the VBFI. B&H Bank is a Virginia chartered commercial bank that commenced operations in 1852. B&H Bank became a member of the Federal Reserve System on December 31, 2024. B&H Bank is subject to regulation, supervision, and examination by the Federal Reserve (through the Federal Reserve Bank of Richmond) and the VBFI.
Burke & Herbert is focused on growing business relationships and building core deposits, profitable loans and non-interest income. It believes that it has a solid franchise that meets the financial needs of its clients and communities by providing an array of personalized products and services delivered by seasoned professionals with decisions made at the local level. Burke & Herbert strives to be the leading community bank in its markets.
Burke & Herbert’s common stock is currently quoted on Nasdaq under the symbol “BHRB.”
Burke & Herbert primarily serves small to medium-sized businesses, their owners and employees, professional corporations, non-profits, and individuals with a broad range of banking products and financial services. Some of the products and services that Burke & Herbert offers include checking, savings and money market accounts, certificates of deposit, treasury and cash management services, commercial and industrial loans, commercial real estate loans, residential mortgage, acquisition, construction & development loans, online banking, mobile banking, and wealth & trust services. As of September 30, 2025, we had total consolidated assets of $7.9 billion, gross loans of $5.6 billion, total deposits of $6.4 billion, and total shareholders’ equity of $822.2 million.
The Federal Reserve and the Virginia State Corporation Commission, through the VBFI, regulate and monitor operations of Burke & Herbert and B&H Bank. The Federal Reserve and the VBFI conduct periodic onsite and offsite examinations. Burke & Herbert must comply with a wide variety of reporting requirements and banking regulations. The laws and regulations governing Burke & Herbert generally have been promulgated to protect depositors, borrowers, the financial system, and the federal Deposit Insurance Fund and not to protect shareholders. Additionally, Burke & Herbert must bear the cost of compliance with the reporting and regulations; these costs can be significant and may have an effect on its financial performance.
Effective May 3, 2024, Burke & Herbert completed its merger with Summit Financial Group, Inc., a West Virginia corporation (“Summit”), pursuant to an Agreement and Plan of Reorganization and accompanying Plan of Merger dated August 24, 2023 between Burke & Herbert and Summit (the “Summit Merger”).
Pursuant to the Summit Merger, on May 3, 2024, (i) Summit merged with and into Burke & Herbert with Burke & Herbert as the continuing corporation, and (ii) immediately following the Summit Merger, Summit Community Bank, Inc., a West Virginia chartered bank and wholly-owned subsidiary of Summit merged with and into B&H Bank, with B&H Bank as the continuing bank.

In the Summit Merger, holders of Summit common stock outstanding at the effective time of the Summit Merger received 0.5043 shares of Burke & Herbert’s common stock for each share of Summit common stock they owned, subject to the payment of cash in lieu of fractional shares. The total aggregate consideration payable in the Summit Merger was approximately 7,405,772 shares of Burke & Herbert’s common stock. Additionally, each share of the 6.0% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series 2021 of Summit issued and outstanding was converted into the right to receive a share of a newly created series of preferred stock of Burke & Herbert, the Burke & Herbert Series 2021 Preferred Stock. Summit’s results of operations are included in Burke & Herbert’s results of operations from May 3, 2024 forward. The historical unaudited condensed consolidated financial statements of Summit as of and for the three months ended March 31, 2024 and the historical audited consolidated financial statements of Summit as of and for the year ended December 31, 2023 are included in this joint proxy statement/prospectus as Annexes K and J, respectively.
Additional information about Burke & Herbert and B&H Bank is incorporated by reference to this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” on page 165 for details about where you can find more information about Burke & Herbert.
LINKBANCORP, INC.
LNKB was incorporated under the laws of the Commonwealth of Pennsylvania on April 6, 2018 and is a bank holding company under the BHCA. In October 2018, LNKB became a bank holding company when it completed the acquisition of Stonebridge Bank, which was subsequently renamed LINKBANK. LNKB has no material operations and conducts no business on its own other than owning LINKBANK.
On November 30, 2023, LNKB completed its merger with Partners Bancorp (“Partners”), and its wholly owned subsidiaries, The Bank of Delmarva and Virginia Partners Bank, pursuant to which Partners merged with and into LNKB with LNKB as the continuing corporation. The Bank of Delmarva and Virginia Partners Bank merged with and into LINKBANK with LINKBANK as the continuing bank. In connection with the announcement of the Partners Merger in the first quarter of 2023, LNKB completed a private placement of $10.0 million with certain directors of LNKB as well as other accredited investors.
On March 31, 2025, LINKBANK completed the sale of its banking operations and three branches in New Jersey, including related loans and deposits. The transaction involved the transfer of three branch locations, approximately $87 million of deposits, and $105 million in loans. Under the terms of the purchase and assumption agreement, deposits were sold at a 7% premium and loans were sold at par, resulting in an estimated after-tax gain, net of transaction costs, of approximately $8.5 million for LNKB.
LNKB’s common stock is traded on the Nasdaq under the trading symbol “LNKB” and is subject to Nasdaq’s rules for listed companies.
LINKBANK, a Pennsylvania-chartered, non-Federal Reserve member bank, is subject to regulation and supervision by PDOBS and the FDIC. LNKB is LINKBANK’s sole shareholder.
LINKBANK is a full-service commercial bank providing personal and business lending and deposit services to individuals, families, nonprofit and business clients, through its digital presence on the internet and client solutions centers. LINKBANK has eight solutions centers in Chester, Cumberland, Dauphin, Lancaster, Northumberland and Schuylkill counties in Pennsylvania, and loan production offices in Chester and York counties in Pennsylvania, eight solutions centers in Wicomico, Charles, Anne Arundel, and Worcester counties in Maryland, four solutions centers and a loan production office in Sussex county in Delaware, three solutions centers in Spotsylvania and Fairfax counties in Virginia, and one solutions center in the city of Fredericksburg, Virginia.
LNKB’s core strategy is to further its mission of “positively impacting lives” through community banking by building strong relationships that bring value to its customers, employees, the communities it serves and its shareholders. In pursuing this mission, LNKB specifically seeks to invest in the development of strong future leaders for the banking industry and our communities, to contribute to economically and socially flourishing communities, and to demonstrate the continued viability and integral role of community banking for economic and social development.

LNKB’s business strategy seeks to provide its customers with personal service, financial sophistication and the full array of product offerings of a larger regional bank, focusing on developing local lending relationships funded by the generation of local retail and business deposits. LNKB believes its culture of highly engaged employees enhances productivity and results in lower employee turnover, ultimately leading to greater operational efficiencies and customer loyalty. It differentiated itself based on high touch relationship building service, supported by the convenience of technology. LNKB is committed to increasing its market share in the communities it serves by continuing to leverage available technology, existing branch locations, and new branch locations, and by considering other strategic growth opportunities throughout its market area.
LINKBANK provides traditional lending, deposit gathering and cash services to retail customers, small businesses and nonprofit organizations. It offers a full array of technology solutions to its clients and continually evaluate new technologies that enhance the customer experience and allow LINKBANK to operate more efficiently.
As of September 30, 2025, LNKB had total consolidated assets of approximately $3.1 billion, total loans of approximately $2.5 billion, total deposits of approximately $2.7 billion and total consolidated shareholders’ equity of approximately $305.5 million.
LNKB’s principal executive offices are located at 1250 Camp Hill Bypass, Suite 202, Camp Hill, PA 17011, its phone number is 855-569-2265 and its website is ir.linkbancorp.com.
Additional information about LNKB and LINKBANK is included in the annexes to this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” on page 165 for details about where you can find more information about LNKB.
Recent Developments
On January 22 and 26, 2026, Burke & Herbert and LNKB, respectively, announced unaudited preliminary results for the quarter and year ended December 31, 2025. The discussion below presents highlights of the unaudited preliminary results of operations and financial condition as of and for the periods indicated. While each of Burke & Herbert and LNKB believe the following financial information fairly presents, in all material respects, their respectively disclosed results of operations and financial condition as of and for the periods ending December 31, 2025, the preparation of each of Burke & Herbert’s and LNKB’s Annual Reports on Form 10-K for the year ended December 31, 2025, and the audit of the financial statements contained therein, that each will file with the SEC could result in changes to the unaudited preliminary financial results presented below. The financial information from each of Burke & Herbert and LNKB constitutes preliminary financial results and is not a comprehensive statement of their respective financial results as of and for such period and has not been audited by their respective independent registered public accounting firm.
The following should be read in conjunction with each of Burke & Herbert’s and LNKB’s consolidated financial statements and related notes, as well as management’s discussion and analysis of financial condition and results of operations, included or incorporated by reference herein, as well as the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this joint proxy statement/prospectus and any other documents incorporated by reference herein or included in the annexes hereto.
Burke & Herbert Results at and for the Fourth Quarter and Year Ended December 31, 2025
On January 22, 2026, Burke & Herbert reported its unaudited preliminary financial results for the quarter and full year ended December 31, 2025. Burke & Herbert reported fourth quarter 2025 net income applicable to common shares of $30.0 million, or $1.98 per diluted common share, compared to third quarter 2025 net income applicable to common shares of $29.7 million, or $1.97 per diluted common share. Burke & Herbert reported net income applicable to common shares of $116.4 million for the year ended December 31, 2025, compared to $35.0 million for the year ended December 31, 2024.
Burke & Herbert’s total assets were $7.92 billion at December 31, 2025 compared to $7.89 billion at September 30, 2025 and $7.81 billion at December 31, 2024. Total gross loans and total deposits were approximately $5.4 billion and $6.4 billion, respectively, at December 31, 2025, compared to approximately $5.7 billion and $6.5 billion, respectively, at December 31, 2024.

BHRB’s allowance for credit losses at December 31, 2025, was $67.8 million, or 1.3% of total loans.
As of December 31, 2025, Burke & Herbert’s estimated common equity tier 1 capital to risk-weighted asset and total risk-based capital to risk-weighted asset ratios were estimated at 13.2% and 15.9%, respectively, and significantly above the well-capitalized requirements of 6.5% and 10%, respectively. The leverage ratio was estimated at 10.9% compared to a 5% level to be considered well-capitalized.
On January 22, 2026, Burke & Herbert also announced that the Burke & Herbert board of directors declared a $0.55 per share regular cash dividend to be paid on March 2, 2026, to shareholders of record as of the close of business on February 13, 2026.
LINKBANCORP, Inc. Results at and for the Fourth Quarter and Year Ended December 31, 2025
On January 26, 2026, LNKB reported its unaudited preliminary financial results for the quarter and full year ended December 31, 2025. LNKB reported net income of $2.9 million, or $0.08 per diluted share, for the quarter ended December 31, 2025, compared to net income of $7.8 million, or $0.21 per diluted share, for the quarter ended September 30, 2025. LNKB reported net income for the year ended December 31, 2025 of $33.5 million, or $0.90 per diluted share, compared to $26.2 million, or $0.71 per diluted share for the year ended December 31, 2024.
LNKB’s total assets were $3.07 billion at December 31, 2025 compared to $3.12 billion at September 30, 2025 and $2.88 billion at December 31, 2024. Total gross loans and total deposits were approximately $2.3 billion and $2.4 billion, respectively, at December 31, 2025, compared to approximately $2.4 billion and $2.5 billion, respectively, at December 31, 2024.
LNKB’s allowance for credit losses for loans was $31.7 million, or 1.24% of total loans held for investment at December 31, 2025. The allowance includes a $5.0 million specific reserve established for a single commercial credit which was determined to be impaired as a result of concerns raised during the fourth quarter of 2025, leading to the identification in January 2026 of purported fraudulent activity by the borrower. LNKB believes this incident is an isolated occurrence and not indicative of a broader increase in exposure to fraud-related losses in connection with its lending business.
LINKBANK’s regulatory capital ratios were well in excess of regulatory minimums to be considered “well capitalized” as of December 31, 2025. LINKBANK’s total capital ratio and tier 1 capital ratio were 12.07% and 10.94% respectively, at December 31, 2025.
On January 26, 2026, LNKB also announced that the LNKB board of directors declared a quarterly cash dividend of $0.075 per share of common stock which is expected to be paid on March 16, 2026 to shareholders of record on February 27, 2026.

THE MERGER
This section of the joint proxy statement/prospectus describes material aspects of the merger and the bank merger. This summary may not contain all the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the merger and the bank merger. In addition, Burke & Herbert incorporates important business and financial information about each of us into this joint proxy statement/prospectus by reference. You may obtain the information incorporated by reference into or otherwise included with this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 165.
Terms of the Merger
Each of Burke & Herbert’s and LNKB’s respective board of directors has unanimously approved the merger agreement. The merger agreement provides that, pursuant to the terms and subject to the conditions set forth in the merger agreement, LNKB will merge with and into Burke & Herbert, with Burke & Herbert as the continuing corporation. Immediately following the merger, LINKBANK will merge with and into B&H Bank, with B&H Bank as the continuing bank.
Each share of LNKB common stock issued and outstanding immediately prior to the effective time (other than certain shares held by Burke & Herbert and LNKB) will be converted into the right to receive 0.1350 shares of Burke & Herbert common stock. Burke & Herbert will not issue any fractional shares of Burke & Herbert common stock in connection with the merger. LNKB shareholders who would otherwise be entitled to a fractional share of Burke & Herbert common stock in the merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying the average closing-sale prices per share of Burke & Herbert common stock on Nasdaq for the consecutive period of five full trading days ending on the third trading day immediately preceding the closing date by the fraction of a share (after taking into account all shares of LNKB common stock held by such holder immediately prior to the effective time and rounded to the nearest one-thousandth when expressed in decimal form) of Burke & Herbert common stock that such shareholder would otherwise be entitled to receive as the merger consideration.
Burke & Herbert shareholders are being asked to approve the Burke & Herbert merger proposal and LNKB shareholders are being asked to approve the LNKB merger proposal. See the section entitled, “The Merger Agreement,” beginning on page 106 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.
Background of the Merger
LNKB became a bank holding company through its acquisition of Stonebridge Bank under Section 363 of the U.S. Bankruptcy Code in October 2018, renaming the bank LINKBANK. LNKB has grown from $83.7 million in consolidated assets at the time of such acquisition to $3.1 billion in consolidated assets at September 30, 2025 through a combination of strategic mergers and organic growth. In September 2022, LNKB completed an initial public stock offering raising net proceeds of $34.7 million and listing its shares of common stock on Nasdaq. LNKB completed mergers with GNB Financial Services, Inc. in September 2021 and with Partners Bancorp in November 2023. The Partners Bancorp merger more than doubled the asset size of LNKB and expanded LINKBANK’s branch network into the states of Maryland, Delaware and Virginia.
As part of its annual strategic planning process, in the fall of 2024, approximately one year after the completion of its merger with Partners Bancorp, the board of directors and executive management of LNKB reviewed and discussed long term strategies, prospects and strategic alternatives in the context of the national and local economic environment, regulatory burdens and the competitive landscape. Following the annual strategic meeting, the LNKB board of directors authorized management to initiate a limited market check process to evaluate strategic merger opportunities as a means of delivering value to shareholders, particularly in light of the changed profile of the company following the Partners Bancorp merger.

During December 2024 and January 2025, representatives for LNKB approached approximately 10 financial institution holding companies regarding their interest in a possible strategic business combination. Burke & Herbert was still in the process of integrating its recently completed merger with Summit and did not participate in this process. Five financial institution holding companies that operated in LNKB’s market area or surrounding markets initially expressed interest and entered into confidentiality agreements with LNKB. At the January 2025 regular board meeting, the LNKB board of directors considered the results of the limited market check process. The process did not result in any formal proposals. Informal feedback from the five financial institution holding companies was deemed by the LNKB board of directors to reflect valuations that were inadequate to pursue further at that time. Following this market review, the LNKB board of directors determined to continue to focus on increasing its operations in its market areas through organic growth and potential strategic acquisitions.
During the first half of 2025, LNKB considered several strategic acquisitions of other in-market financial institutions. In February 2025, LNKB submitted a non-binding preliminary indication of interest to one party that was not accepted as that party determined to remain independent. In July 2025, LNKB submitted a non-binding indication of interest to a different party, which was executed later that month. Discussions and due diligence progressed over the following two months under a mutual exclusivity provision, but no transaction resulted and LNKB ended its discussions and negotiations with the other party in September 2025.
In the fall of 2024, Andrew Samuel, Chief Executive Officer of LNKB had several meetings with David Boyle, Chief Executive Officer of Burke & Herbert at industry conferences as the two became more familiar with each other. At these meetings they discussed the banking industry in general and Burke & Herbert and LNKB in particular, including LNKB’s merger with Partners Bancorp and the upcoming system conversion relating to Burke & Herbert’s merger with Summit.
These intermittent meetings continued with increased frequency in the summer and fall of 2025. On June 6, 2025, Mr. Samuel had breakfast with Mr. Boyle and Carl Lundblad, President of LNKB where the parties discussed the changing banking environment, including the ever-increasing need for scale in the banking business. On June 23, 2025, Mr. Samuel and Mr. Boyle also had a meeting where they continued a dialogue about their respective companies and general developments in the banking industry.
On September 8, 2025, Mr. Samuel and Mr. Boyle met at an industry conference and discussed specifically for the first time the benefits to both companies of a potential combination. The parties discussed Burke & Herbert’s general growth and acquisition strategy. The discussion focused on how LNKB fit Burke & Herbert’s strategic plans, including an expansion into Pennsylvania and the cultural similarities between the two companies. No financial terms were discussed. The two agreed to continue discussions. Mr. Samuel and Mr. Boyle decided that representatives of Stephens, which had previously served as financial advisor to LNKB in connection with its merger with Partners Bancorp and was subsequently engaged as financial advisor to LNKB in connection with the merger, would do some initial modeling work based solely on public information and share it with both parties to assist in evaluating the benefits of a potential merger between the parties.
On September 29, 2025, Stephens provided its preliminary model of a merger transaction between LNKB and Burke & Herbert to LNKB. After further refinements on October 10, 2025, Stephens provided its updated preliminary model of a merger transaction to LNKB and Burke & Herbert which reflected notable EPS accretion and other franchise growth benefits and showed an implied value of between $8.00 and $9.00 per LNKB share of common stock. On this date, the closing market price of LNKB common stock was $6.98.
On October 14, 2025, Mr. Boyle met with Mr. Samuel in Lancaster, Pennsylvania where the two discussed in depth the potential benefits of a transaction to both companies’ shareholders, employees and other constituents. No specific pricing terms for the transaction were discussed. Following the meeting, they agreed to work together on further financial analysis to continue to evaluate the merits of a potential strategic combination.
On October 21, 2025, Mr. Samuel met Mr. Boyle at his office to discuss the potential transaction. They discussed their respective company’s corporate culture, operations, strategic priorities, the role of senior leadership of both organizations as well as the composition of potential boards of directors at Burke & Herbert and B&H Bank. No specific pricing terms for the transaction were discussed. At the conclusion of the meeting, Mr. Samuel indicated that he would discuss the potential transaction with the LNKB board of directors at its upcoming strategic meeting.

At the annual strategic meeting of LNKB’s board of directors held on October 22 and 23, 2025, the LNKB board of directors considered the merits of the different strategies for growth available to LNKB, including continued organic growth, acquiring financial institutions or combining with a larger financial institution. Directors reviewed investment banker and management presentations, including management’s financial projections, and engaged in substantial discussion about LNKB’s strategic direction, including challenges and risks to LNKB’s plans for earnings growth. Mr. Samuel provided an update on discussions with other financial institutions. Mr. Samuel reviewed with the directors the various opportunities for acquisition growth that were actively pursued earlier in the year and the reasons why those opportunities did not result in a transaction. He also discussed LNKB’s market check during late 2024 and early 2025 and the reasons he believed no transaction resulted at that time. Mr. Samuel then discussed his recent conversations with Mr. Boyle and the evaluation of a strategic partnership between Burke & Herbert and LNKB. He reviewed a profile of the institution, highlighting its geographic markets, balance sheet metrics, market capitalization, earnings and growth history, and the strategic merits of a potential transaction between the two companies. Mr. Samuel indicated that preliminary modeling had been developed by Stephens, but that additional information sharing would be needed for Burke & Herbert to make a preliminary merger proposal. The LNKB board of directors considered the opportunity as a potential path to accelerate LNKB’s earnings growth and increase value for shareholders. The LNKB board of directors unanimously authorized management of LNKB to explore a potential transaction, including entering into a mutual confidentiality agreement to facilitate the exchange of information needed to develop a preliminary indication of interest by Burke & Herbert.
Following the completion of its system conversion related to Burke & Herbert’s merger with Summit, Burke & Herbert’s board of directors periodically discussed and received information from management with respect to potential strategic acquisitions of other in-market or market-adjacent financial institutions. On October 23, 2025 at a regular meeting of the Burke & Herbert board of directors, Mr. Boyle discussed potential acquisition opportunities for Burke & Herbert with the directors, including an overview of merger and acquisition activity in regional and national markets and the reaction of regulatory authorities. Mr. Boyle identified potential acquisition targets and reviewed senior management views with respect to Burke & Herbert’s possible acquisition of such targets, including the strategic merits of an acquisition of LNKB. There was no specific discussion of a timeline or pricing terms. The Burke & Herbert board of directors directed management to proceed with its discussions with LNKB, including entering into a mutual confidentiality agreement to facilitate the exchange of information needed for Burke & Herbert to further evaluate a potential transaction with LNKB.
On October 30, 2025, LNKB and Burke & Herbert entered into a mutual confidentiality agreement. The mutual confidentiality agreement did not include any standstill provisions.
On October 30, 2025, Stephens provided Burke & Herbert and LNKB a revised preliminary model of the all stock strategic combination reflecting additional information from LNKB and presented a range of an exchange ratio of 0.128 to 0.145 of Burke & Herbert shares of common stock for each LNKB share of common stock with an implied value per share of $7.87 to $8.89 based on the trading price of Burke & Herbert common stock at the time. The closing market price of LNKB stock was $6.97 on this date.
On November 4, 2025, Burke & Herbert submitted a non-binding indication of interest for an all-stock merger transaction with LNKB with the possibility of a change in merger consideration to up to 10% of the consideration in cash subject to due diligence. Burke & Herbert proposed an exchange ratio range of 0.135 to 0.140 shares of Burke & Herbert common stock for each share of LNKB common stock, which equated to an implied merger consideration of $7.95 to $8.24 per share of LNKB common stock based on the trading price of Burke & Herbert common stock as of this date. The closing market price of LNKB stock was $7.00 on this date. The non-binding indication of interest proposed adding two LNKB directors to the board of directors of Burke & Herbert and provided that B&H Bank intended to offer leadership roles to certain senior executives of LNKB, including Mr. Samuel, Mr. Lundblad and Brent Smith, Executive Vice President of LNKB and President of LINKBANK. The non-binding indication of interest also included an exclusivity provision whereby LNKB would agree not to enter into or solicit negotiations with another party with respect to an acquisition of LNKB for a 60-day period with the potential for a 15-day extension. Mr. Lundblad advised LNKB’s board of directors of receipt of the letter, noting that certain items were still being clarified and negotiated, and setting a special meeting of the LNKB board of directors for the following week to consider the proposal.

Over the next week, the parties exchanged comments and proposed revisions to the non-binding indication of interest, negotiating and clarifying terms including treatment of equity awards, the number of LNKB directors to be added to the Burke & Herbert and B&H Bank board of directors, benefits for LNKB employees displaced as a result of the merger, and details concerning the roles to be offered to Messrs. Samuel, Lundblad and Smith. On November 10, 2025, Mr. Samuel and Mr. Lundblad met with Mr. Boyle and Roy Halyama, Burke & Herbert’s Chief Financial Officer at an industry conference in Florida, and discussed these and other terms included in the non-binding indication of interest.
On November 11, 2025, Burke & Herbert submitted a revised non-binding indication of interest, with no changes to the financial consideration proposed, except that the implied value of the 0.135 to 0.140 exchange ratio had increased to $8.45 to $8.75 per share of LNKB common stock based on the trading price of Burke & Herbert common stock as of that date. The closing market price of LNKB stock was $7.45 on this date. The non-binding indication of interest continued to propose adding two LNKB directors to the board of directors of Burke & Herbert, but added that three directors (one of whom would be Mr. Samuel and the other two would be the same LNKB directors added to the board of directors of Burke & Herbert) would be appointed to the board of directors of B&H Bank. In addition, the non-binding indication of interest provided that B&H Bank intended to enter into employment agreements with Mr. Samuel to serve as Senior Advisor of B&H Bank, Mr. Lundblad to serve as Executive Vice President of B&H Bank and Mr. Smith to serve as Executive Vice President, Pennsylvania Market Leader of B&H Bank. The non-binding indication of interest otherwise did not include material changes to the prior version.
On November 12, 2025, a special meeting of the board of directors of Burke & Herbert was held to discuss a potential combination of Burke & Herbert and LNKB. Messrs. Boyle and Halyama presented information to the board of directors of Burke & Herbert regarding the terms of a potential transaction wherein Burke & Herbert would acquire LNKB, including its wholly-owned bank subsidiary, LINKBANK, in an all-stock transaction through a merger. Mr. Boyle provided the directors an overview of the transaction structure, a summary of the efforts of Burke & Herbert management to-date (including communications with senior executive leadership at LNKB), a summary of the strategic merits of the proposed transaction, a summary of the parties’ contribution analysis and branch footprints, and an overview of internal financial modeling for the transaction prepared by Burke & Herbert with the assistance of KBW, Burke & Herbert’s financial advisor in connection with the transaction. Following discussion, the Burke & Herbert board of directors directed Burke & Herbert’s management to continue to pursue the potential transaction.
At a special meeting of the LNKB board of directors on November 14, 2025, the LNKB board of directors reviewed Burke & Herbert’s non-binding indication of interest. Representatives of Stephens reviewed the financial aspects of the proposed offer from Burke & Herbert. Representatives of Stephens then reviewed other potential alternative partners for LNKB and an ability-to-pay analysis for each, offering additional insight regarding perceived actionability of an alternative transaction at a comparable valuation. Mr. Lundblad reviewed the material terms of the non-binding indication of interest, and representatives of Luse Gorman, PC, counsel to LNKB (“Luse Gorman”) discussed the fiduciary duties of the LNKB board of directors in connection with a merger transaction. The LNKB board of directors expressed its preference for 100% stock consideration in connection with the proposal. Following extensive discussion of the non-binding indication of interest, the LNKB board of directors authorized Mr. Samuel to execute the non-binding indication of interest on behalf of LNKB. Later that same day, Mr. Samuel executed the non-binding indication of interest, which included the 60-day exclusivity provision.
Following execution of the non-binding indication of interest, Burke & Herbert provided LNKB with a due diligence request list, and a virtual data room was established on November 17, 2025 and populated by LNKB. LNKB also provided Burke & Herbert with a reverse due diligence request list, and the virtual data room was populated with due diligence information regarding Burke & Herbert. LNKB and Burke & Herbert engaged loan review firms to assist with credit due diligence. During November and December 2025, the parties conducted their due diligence reviews. This included a meeting of the management teams from both companies on December 1, 2025.
At a regular meeting of the B&H Bank board of directors on November 20, 2025, Mr. Boyle provided the directors with an update on Burke & Herbert’s strategic plans, including the proposed merger with LNKB, and provided details on the progress of Burke & Herbert management’s ongoing negotiations with LNKB, as well as Burke & Herbert’s efforts in conducting diligence and preparing the transaction documents.

Later that same day, Troutman Pepper Locke LLP (“Troutman”), counsel to Burke & Herbert, delivered to Luse Gorman a first draft of a merger agreement, which was provided to LNKB. Thereafter, and continuing through December 18, 2025, the parties and their counsel negotiated the terms of the merger agreement and related transaction documents, including the support agreements, plan of merger and plan of bank merger, reflecting discussions between the parties regarding transaction terms. The revisions focused on, among other things, the representations, warranties and covenants of LNKB and Burke & Herbert. In addition, during the same period, Burke & Herbert negotiated employment agreements to be effective at the completion of the merger with Messrs. Samuel, Lundblad and Smith.
From December 4, 2025 through December 6, 2025, representatives of Stephens and KBW had several discussions regarding the exchange ratio. Following those discussions, Burke & Herbert finalized its proposal for an all-stock transaction, with a fixed exchange ratio of 0.135 shares of Burke & Herbert common stock for each share of LNKB common stock.
On December 10, 2025, the LNKB board of directors was provided with copies of the definitive transaction documents, as well as an overview of the principal terms of the definitive merger agreement. Also provided to the LNKB board of directors was a financial analysis prepared by Stephens.
On December 11, 2025, at a regular meeting of the LNKB board of directors at which representatives of Stephens and Luse Gorman were in attendance, Mr. Samuel informed the LNKB board of directors that the exchange ratio was fixed at 0.135 shares of Burke & Herbert common stock for each share of LNKB common stock which had an implied market value of $9.01 per share as of December 8, 2025. The closing market price of LNKB common stock on that date was $8.01. Representatives of Stephens reviewed its fairness opinion presentation and draft fairness opinion, subject to Stephens’ final internal approval, with the LNKB board of directors based on the exchange ratio of 0.135 shares. Mr. Lundblad then discussed the results of the reverse due diligence review, which included both offsite document review, as well as onsite management interviews and the utilization of a third-party loan review firm. Representatives of Luse Gorman discussed the fiduciary duties of the LNKB board of directors applicable to the transaction under Pennsylvania law and then reviewed in detail the terms of the merger agreement and related documents. Following discussion, the LNKB board of directors agreed to consider the merger agreement and related transactions at a special meeting of the LNKB board of directors to be held on December 18, 2025. The LNKB board of directors also approved the formal engagement letter of Stephens to be its financial advisor for the transaction, which was executed on December 15, 2025.
On December 18, 2025, the LNKB board of directors held a special meeting, at which representatives of Stephens and Luse Gorman were in attendance. Stephens rendered its fairness opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and the qualifications and limitations on the review undertaken by it as set forth in its opinion, the exchange ratio of 0.135 shares of Burke & Herbert common stock for each share of LNKB common stock was fair, from a financial point of view, to the holders of LNKB’s common stock. See “The Merger — Opinion of LNKB’s Financial Advisor” beginning on page 78 and Annex C. The fixed exchange ratio of 0.135 shares of Burke & Herbert common stock for each share of LNKB common stock had an implied market value of $9.38 per share as of December 17, 2025. The closing market price of LNKB shares on that date was $8.36. Representatives of Luse Gorman reviewed the merger agreement and related documents specifically highlighting changes from the version previously provided to and reviewed by the LNKB board of directors in connection with the prior meeting. Representatives of Luse Gorman also summarized the terms and conditions of the employment agreements that Burke & Herbert entered into with Messrs. Samuel, Lundblad and Smith effective at the closing of the merger. Following discussion, the LNKB board of directors unanimously approved (including by a separate vote of the disinterested directors) the merger agreement and the transactions contemplated thereby and recommended the approval of the merger agreement by LNKB shareholders. For further information concerning the factors considered by the LNKB board of directors in reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, see “— LNKB’s Reasons for the Merger; The LNKB Special Meeting — Recommendation of LNKB’s Board of Directors” beginning on page 44.
Also on December 18, 2025, Burke & Herbert held a regular meeting of its board of directors at which the proposed merger with LNKB was discussed, and at which representatives of KBW and Troutman were present. Management and representatives of KBW summarized the financial terms of and related modeling for the transaction, including the fixed exchange ratio of 0.135 shares of Burke & Herbert common stock for each share of LNKB common stock that had an implied market value of $9.38 per share of LNKB common stock based on LNKB’s closing price as of December 17, 2025 of $8.36. At the meeting, KBW reviewed the financial aspects of the transaction and rendered an opinion to the Burke & Herbert board of directors to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Burke & Herbert. See “The Merger — Opinion of Burke & Herbert’s Financial Advisor” beginning on page 62 and Annex B. Representatives of Troutman then reviewed in detail the terms of the merger agreement and related documents, including the support agreements and employment agreements to be entered into with Messrs. Samuel, Lundblad and Smith. Representatives of Troutman also discussed the fiduciary duties of the Burke & Herbert board of directors applicable to the transaction under Virginia law and summarized the legal due diligence efforts undertaken over the prior few weeks. Following discussion, the Burke & Herbert board of directors unanimously approved the merger agreement and the transactions contemplated thereby and recommended the approval of the merger agreement by Burke & Herbert shareholders. For further information concerning the factors considered by the Burke & Herbert board of directors in reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, see “— Burke & Herbert’s Reasons for the Merger; The Burke & Herbert Special Meeting — Recommendation of Burke & Herbert’s Board of Directors” beginning on page 38.
Following the respective board meetings of LNKB and Burke & Herbert, LNKB and Burke & Herbert executed the merger agreement and the directors of LNKB and Burke & Herbert each executed the support agreements with Burke & Herbert and LNKB, respectively. Messrs. Samuel, Lundblad and Smith each executed an employment agreement with Burke & Herbert. Following the closing of the Nasdaq Stock Market later that day, Burke & Herbert and LNKB issued a joint press release announcing the execution of the merger agreement.
Burke & Herbert’s Reasons for the Merger; Recommendation of Burke & Herbert’s Board of Directors
After careful consideration, the Burke & Herbert board of directors, at a special meeting on December 18, 2025, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of Burke & Herbert common stock, are advisable and fair to and in the best interests of Burke & Herbert and its shareholders, (ii) approved and adopted the merger agreement, and the transactions contemplated thereby (including the merger, the issuance of Burke & Herbert common stock and the bank merger) and (iii) recommended the approval by Burke & Herbert shareholders of the Burke & Herbert merger proposal and the other matters to be voted on at the Burke & Herbert special meeting.
In reaching this decision, the Burke & Herbert board of directors evaluated the merger agreement, the bank merger and the other matters contemplated by the merger agreement in consultation with Burke & Herbert’s senior management, as well as with Burke & Herbert’s legal and financial advisors, and considered a number of factors, including the following (which are presented below in no particular order):
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each of Burke & Herbert’s and LNKB’s business, operations, financial condition, asset quality, earnings and prospects;

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the strategic rationale for the merger, including that the merger will create a Mid-Atlantic community bank with a growing regional footprint and deepen Burke & Herbert’s presence in existing markets while expanding into attractive Pennsylvania markets;

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the opportunities LNKB will bring to the continuing corporation, which will enhance its ability to serve customers by providing the products, technology and convenience of larger banks, while maintaining a community bank customer experience;

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the expanded possibilities for growth that would be available to the continuing corporation, given its larger size, asset base, capital and footprint;

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the complementary nature of the cultures of the two companies, including with respect to corporate purpose, management philosophy, banking philosophy, strategic focus, client service and community commitment, which would facilitate the successful integration, credit culture and implementation of the merger and other transactions contemplated by the merger agreement;

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the effectiveness of the merger as a method of implementing and accelerating Burke & Herbert’s strategies for growing and expanding the communities it is able to serve and support;

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the expectation that the merger leverages Burke & Herbert’s infrastructure build and preparedness for crossing the $10 billion asset threshold with limited impact of the Durbin amendment to the Dodd-Frank Act;

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the anticipated pro forma financial impact of the merger on continuing corporation, including the expected positive impact on financial metrics, including earnings per share and profitability;

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the expected cost synergies resulting from the merger and the opportunities for meaningful revenue synergies;

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its understanding of the current and prospective environment in the financial services industry, including national, regional and local economic conditions, the interest rate and regulatory environments, the accelerating pace of technological change in the financial services industry, operating costs resulting from regulatory and compliance mandates, scale and marketing expenses, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions, current employment market conditions and the likely effects of these factors on Burke & Herbert’s potential growth, development, productivity and strategic options both with and without the merger;

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the complementary nature of Burke & Herbert’s and LNKB’s products, which Burke & Herbert believes should provide the opportunity to mitigate risks, generate additional capital and increase potential returns;

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its review and discussions with Burke & Herbert’s senior management and advisors concerning Burke & Herbert’s due diligence examination of LNKB;

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its understanding that Burke & Herbert shareholders will own approximately 75% of the continuing corporation’s common stock;

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the terms of the merger agreement and the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by LNKB shareholders as a result of possible increases or decreases in the trade price of LNKB common stock or Burke & Herbert common stock following the announcement of the merger, which the Burke & Herbert board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the merger and other transactions contemplated by the merger agreement;

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that, under the terms of the merger agreement, Burke & Herbert is entitled to pay regular quarterly cash dividends during the pendency of the merger;

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the fact that Mr. Boyle would continue to serve as Chief Executive Officer and Chair of Burke & Herbert, and the provisions of the merger agreement setting forth the corporate governance of the continuing corporation, including that upon the closing, the continuing corporation’s board of directors would be comprised of fifteen legacy Burke & Herbert directors, and two legacy LNKB directors as of the effective time;

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the provisions of the merger agreement setting forth that Burke & Herbert will establish a regional advisory board for the Pennsylvania region and appoint to it certain members of the LNKB board of directors at the effective time, which the Burke & Herbert board believed would enhance the likelihood that the strategic benefits Burke & Herbert expects to achieve as a result of the merger would be realized;

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the fact that which the Burke & Herbert board of directors believed would enhance the likelihood that the strategic benefits Burke & Herbert expects to achieve as a result of the merger would be realized;

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the support of the merger and the other transactions contemplated by the merger agreement by all of the directors Burke & Herbert and LNKB, each of which entered into a support agreement pursuant to which, among other things, each agreed to (i) vote the shares of Burke & Herbert or LNKB common stock, respectively, which he or she beneficially owns and/or is the registered owner of and has the sole right and power to vote or direct the disposition in favor of the Burke & Herbert merger proposal or the LNKB merger proposal, as applicable, and (ii) not transfer such shares of Burke & Herbert common stock or LNKB common stock prior to the applicable special meeting, with certain limited exceptions;
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the flexibility provided to the Burke & Herbert board of directors to change its recommendation if, after receiving the advice of its outside counsel and, with respect to financial matters, financial advisors, the Burke & Herbert board of directors makes a good faith determination that not changing its recommendation would more likely than not result in a violation of its fiduciary duties under applicable law, subject to the terms of the merger agreement;

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its expectation that Burke & Herbert will retain its strong capital position and asset quality upon completion of the merger;

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its expectation that the requisite regulatory approvals and other approvals for the merger and the bank merger could be obtained in a timely fashion;

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Burke & Herbert’s past record of integrating mergers and acquisitions and of realizing projected financial goals and benefits of those mergers and acquisitions, and the strength of Burke & Herbert’s management and infrastructure to successfully complete the integration process following the completion of the merger;

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the opinion, dated December 18, 2025, of KBW to Burke & Herbert’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Burke & Herbert of the exchange ratio in the merger, as more fully described below under “— Opinion of Burke & Herbert’s Financial Advisor”; and

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its review with Burke & Herbert’s outside legal counsel of the material terms of the merger agreement, including the representations and warranties, covenants, deal protection and termination provisions, tax treatment and closing conditions.

The Burke & Herbert board of directors also considered potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to substantially outweigh these risks. These potential risks included:
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the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of general economic and market conditions and competitive factors in the areas where Burke & Herbert and LNKB operate businesses;

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the costs to be incurred in connection with the merger and the integration of LNKB’s business into Burke & Herbert’s and the possibility that the proposed transaction and the integration may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

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the effect of the merger and the bank merger on the regulatory framework applicable to Burke & Herbert and B&H Bank, which would cross the $10 billion asset threshold as a result of the transactions;

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the merger’s effect on the continuing corporation’s regulatory capital levels;

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the possibility of encountering difficulties in achieving anticipated cost savings in the amounts currently estimated or within the time frame currently contemplated;

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the possibility of encountering difficulties in successfully integrating the businesses, operations and workforces of Burke & Herbert and LNKB and B&H Bank and LINKBANK;

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the risk of losing key Burke & Herbert or LNKB employees during the pendency of the merger and following closing;

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the diversion of management attention and resources from the operation of Burke & Herbert’s business while working to complete the merger and integrate the two companies;

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the risk that, because the exchange ratio under the merger agreement will not be adjusted for changes in the market price of Burke & Herbert common stock or LNKB common stock, the value of the shares of Burke & Herbert common stock to be issued to LNKB shareholders upon the completion of the merger could be significantly more than the value of such shares immediately prior to the announcement of the parties’ entry into the merger agreement;
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the risk that the regulatory and other approvals required in connection with the merger and the bank merger may not be received in a timely manner or at all or may impose unacceptable conditions;

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the dilution caused by Burke & Herbert’s issuance of additional shares of its capital stock in connection with the merger;

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the potential for legal claims challenging the merger; and

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the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” in this joint proxy statement/prospectus on pages 29 and page 27, respectively.

The foregoing discussion of the information and factors considered by the Burke & Herbert board of directors is not intended to be exhaustive, but includes the material factors considered by the Burke & Herbert board of directors. In reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, the Burke & Herbert board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Burke & Herbert board of directors considered all these factors as a whole, including through discussions with Burke & Herbert’s management and Burke & Herbert’s outside financial and legal advisors, in evaluating the merger agreement and the transactions contemplated by the merger agreement.
For the reasons set forth above, the Burke & Herbert board of directors determined that the merger agreement and the transactions contemplated thereby (including the bank merger) are advisable and fair to and in the best interests of Burke & Herbert and its shareholders and adopted and approved the merger agreement and the transactions contemplated thereby.
In considering the recommendation of the Burke & Herbert board of directors, you should be aware that certain of Burke & Herbert’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of Burke & Herbert’s shareholders generally, as discussed under the caption “— Interests of Certain Burke & Herbert Directors and Executive Officers in the Merger,” below. The Burke & Herbert board of directors was aware of and considered these potential interests, among other matters, in evaluating the merger and in making its recommendation to Burke & Herbert shareholders.
It should be noted that this explanation of the reasoning of the Burke & Herbert board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” on page 27.
Opinion of Burke & Herbert’s Financial Advisor
Burke & Herbert engaged KBW to render financial advisory and investment banking services to Burke & Herbert, including an opinion to the Burke & Herbert board of directors as to the fairness, from a financial point of view, to Burke & Herbert of the exchange ratio in the proposed merger. Burke & Herbert selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.
As part of its engagement, representatives of KBW attended the meeting of the Burke & Herbert board held on December 18, 2025 at which the Burke & Herbert board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion to the Burke & Herbert board of directors to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Burke & Herbert. The Burke & Herbert board approved the merger agreement at this meeting.
The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.
KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Burke & Herbert board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to Burke & Herbert. It did not address the underlying business decision of Burke & Herbert to engage in the merger or enter into the merger agreement or constitute a recommendation to the Burke & Herbert board in connection with the merger, and it does not constitute a recommendation to any holder of Burke & Herbert common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.
KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Burke & Herbert and LNKB and bearing upon the merger, including, among other things:
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the execution version of the merger agreement, dated as of December 18, 2025;

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the audited financial statements and Annual Reports on Form 10-K of Burke & Herbert for the fiscal years ended December 31, 2024 and December 31, 2023;

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the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 of Burke & Herbert;

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the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of LNKB;

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the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 of LNKB;

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certain regulatory filings of Burke & Herbert and LNKB and their respective subsidiaries, including, as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2024 as well as the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025;

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certain other interim reports and other communications of Burke & Herbert and LNKB to their respective shareholders; and

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other financial information concerning the respective businesses and operations of Burke & Herbert and LNKB furnished to KBW by Burke & Herbert and LNKB or which KBW was otherwise directed to use for purposes of its analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:
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the historical and current financial position and results of operations of Burke & Herbert and LNKB;

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the assets and liabilities of Burke & Herbert and LNKB;

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the nature and terms of certain other merger transactions and business combinations in the banking industry;

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a comparison of certain financial and stock market information of Burke & Herbert and LNKB with similar information for certain other companies, the securities of which are publicly traded;

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publicly available consensus “street estimates” of Burke & Herbert and LNKB, as well as assumed Burke & Herbert and LNKB long-term growth rates provided to KBW by Burke & Herbert management, all of which information was discussed with KBW by Burke & Herbert management and used and relied upon by KBW, at the direction of such management and with the consent of the Burke & Herbert board; and
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estimates regarding certain pro forma financial effects of the merger on Burke & Herbert (including without limitation the cost savings expected to result or be derived from the merger) that were prepared by Burke & Herbert management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Burke & Herbert board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the respective managements of Burke & Herbert and LNKB regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry.
In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with KBW or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon Burke & Herbert management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Burke & Herbert and LNKB, the assumed Burke & Herbert and LNKB long-term growth rates, and the estimates regarding certain pro forma financial effects of the merger on Burke & Herbert (including, without limitation, the cost savings expected to result or be derived from the merger), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information were reasonably prepared and represented, or in the case of the Burke & Herbert and LNKB “street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of Burke & Herbert management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated. The publicly available consensus “street estimates” of LNKB and the assumed LNKB long-term growth rates that KBW was directed by Burke & Herbert management to use reflected differences from certain forecasts and projections that were prepared by LNKB and provided to Burke & Herbert. Accordingly, with the consent of Burke & Herbert, in rendering its opinion, KBW’s reliance upon Burke & Herbert management as to the reasonableness and achievability of the publicly available consensus “street estimates” of LNKB and the assumed LNKB long-term growth rates referred to above included reliance upon the judgments and assessments of Burke & Herbert and Burke & Herbert management with respect to such differences.
It is understood that the portion of the foregoing financial information of Burke & Herbert and LNKB that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Burke & Herbert and LNKB, was based on numerous variables and assumptions that are inherently uncertain and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the management of Burke & Herbert and with the consent of the Burke & Herbert board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Burke & Herbert or LNKB since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for credit losses and KBW assumed, without independent verification and with Burke & Herbert’s consent, that the aggregate allowances for credit losses for each of Burke & Herbert and LNKB are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Burke & Herbert or LNKB, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Burke & Herbert or LNKB under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. KBW made note of the classification by each of Burke & Herbert and LNKB of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale or available for sale, on the other hand, and also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of Burke & Herbert and LNKB, but KBW expressed no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.
KBW assumed, in all respects material to its analyses:
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the merger and any related transactions (including, without limitation, the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to its analyses from the execution version reviewed by KBW and referred to above), with no adjustments to the exchange ratio and with no other consideration or payments in respect of LNKB common stock;

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the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

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each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

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there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transactions and all conditions to the completion of the merger and any related transactions would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

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in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Burke & Herbert, LNKB or the pro forma entity or the contemplated benefits of the merger, including without limitation the cost savings expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Burke & Herbert that Burke & Herbert relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Burke & Herbert, LNKB, the merger and any related transaction (including the bank merger), and the merger agreement. KBW did not provide advice with respect to any such matters.
KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the exchange ratio in the merger to Burke & Herbert. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the bank merger), including without limitation, the form or structure of the merger or any such related transaction, any consequences of the merger or any related transaction to Burke & Herbert, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. There is currently significant volatility in the stock and other financial markets arising from global tensions and political division, economic uncertainty, recently announced actual or threatened imposition of tariff increases, inflation, and prolonged higher interest rates. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•
the underlying business decision of Burke & Herbert to engage in the merger or enter into the merger agreement;

•
the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Burke & Herbert or the Burke & Herbert board;

•
any business, operational or other plans with respect to LNKB or the pro forma entity that may be contemplated by Burke & Herbert or the Burke & Herbert board or that may be implemented by Burke & Herbert or the Burke & Herbert board subsequent to the closing of the merger;

•
the fairness of the amount or nature of any compensation to any of Burke & Herbert’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Burke & Herbert common stock or relative to the exchange ratio;

•
the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Burke & Herbert, LNKB or any other party to any transaction contemplated by the merger agreement;

•
the actual value of Burke & Herbert common stock to be issued in connection with the merger;

•
the prices, trading range or volume at which Burke & Herbert common stock or LNKB common stock would trade following the public announcement of the merger or the prices, trading range or volume at which Burke & Herbert common stock would trade following the consummation of the merger;

•
any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•
any legal, regulatory, accounting, tax or similar matters relating to Burke & Herbert, LNKB or any of their respective shareholders, or relating to or arising out of or as a consequence of the merger or any other related transaction (including the bank merger), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Burke & Herbert and LNKB. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Burke & Herbert board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Burke & Herbert board with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between Burke & Herbert and LNKB and the decision of Burke & Herbert to enter into the merger agreement was solely that of the Burke & Herbert board.
The following is a summary of the material financial analyses presented by KBW to the Burke & Herbert board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Burke & Herbert board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.
For purposes of the financial analyses described below, KBW utilized an indicative transaction value for the proposed merger of $9.38 per share of outstanding LNKB common stock, or approximately $354.2 million in the aggregate (inclusive of the implied value of in-the-money LNKB stock options), based on the 0.1350x exchange ratio in the proposed merger and the closing price of Burke & Herbert common stock on December 17, 2025. In addition to the financial analyses described below, KBW reviewed with the Burke & Herbert board of directors for informational purposes, among other things, an implied transaction multiple for the proposed merger (based on the implied transaction value for the proposed merger of $9.38 per share of outstanding LNKB common stock) of 8.3x LNKB’s estimated 2027 earnings per share (“EPS”) using publicly available consensus “street estimates” of LNKB.
Burke & Herbert Selected Companies Analysis
Using publicly available information, KBW compared the financial performance, financial condition and market performance of Burke & Herbert to 13 selected major exchange-traded banks headquartered in Delaware, Kentucky, Maryland, North Carolina, Ohio, Pennsylvania, Virginia or West Virgina with total assets between $5 billion and $10 billion. Merger targets, mutual holding companies, Park National Corporation (which recently announced its pending acquisition of First Citizens Bancshares, Inc. that would result in pro forma assets of greater than $10 billion) and The Bancorp, Inc. were excluded from the selected companies.
The selected companies were as follows (shown by column in descending order of total assets):
S&T Bancorp, Inc.	Community Trust Bancorp, Inc.
Peoples Bancorp Inc.	Shore Bancshares, Inc.
Stock Yards Bancorp, Inc.	Mid Penn Bancorp, Inc.
Univest Financial Corporation	Orrstown Financial Services, Inc.
CNB Financial Corporation	Farmers National Banc Corp.
Republic Bancorp, Inc.	Peoples Financial Services Corp.
City Holding Company
To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter (“MRQ”) or latest 12 months (“LTM”) available or as of the end of such periods and market price information as of December 17, 2025. KBW also used 2025, 2026 and 2027 EPS estimates taken from publicly available consensus “street estimates” for Burke & Herbert and the selected companies. Data necessary to calculate CET1 Ratio and Total Capital Ratio was not publicly available for one of the selected companies due to utilization of Community Bank Leverage Ratio (“CBLR”) framework. Certain financial data presented in the tables below may not correspond to the data presented in Burke & Herbert’s historical financial statements, or the data presented under the section “The Merger — Opinion of LNKB’s Financial Advisor,” as a result of the different periods, assumptions and methods used to compute the financial data presented.
KBW’s analysis showed the following concerning the financial performance of Burke & Herbert and the selected companies:
		Selected Companies
	Burke & Herbert	Average	Median	25th Percentile	75th Percentile
MRQ Core Return on Average Assets(1)	1.66%	1.39%	1.39%	1.22%	1.60%
MRQ Core Return on Average Tangible Common Equity(1)	18.3%	15.7%	13.4%	12.8%	18.3%
MRQ Net Interest Margin	4.11%	3.76%	3.63%	3.57%	4.07%

		Selected Companies
	Burke & Herbert	Average	Median	25th Percentile	75th Percentile
MRQ Fee Income / Revenue Ratio(2)	13.4%	19.0%	20.7%	13.4%	24.1%
MRQ Efficiency Ratio	51.4%	55.4%	56.5%	57.4%	52.2%

(1)
Based on core income after taxes and before extraordinary items. Core income excluded gain on sale of securities, amortization and impairment intangibles, and nonrecurring items as defined by S&P Capital IQ Pro.

(2)
Excluded gains/losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Burke & Herbert and, to the extent publicly available, the selected companies:
		Selected Companies
	Burke & Herbert	Average	Median	25th Percentile	75th Percentile
Tangible Common Equity / Tangible Assets	9.4%	9.5%	9.0%	8.1%	10.5%
CET1 Ratio	12.8%	12.7%	11.6%	11.1%	14.1%
Total Capital Ratio	15.4%	14.9%	14.3%	13.6%	15.8%
Loans / Deposits	86.7%	90.4%	90.2%	88.2%	93.7%
Loan Loss Reserves / Loans	1.22%	1.12%	1.21%	1.05%	1.23%
Nonperforming Assets / Loans & OREO	1.59%	0.57%	0.57%	0.62%	0.43%
MRQ Net Charge-Offs / Average Loans	0.02%	0.11%	0.06%	0.15%	0.02%
In addition, KBW’s analysis showed the following concerning the market performance of Burke & Herbert and the selected companies:
		Selected Companies
	Burke & Herbert	Average	Median	25th Percentile	75th Percentile
One-Year Stock Price Change	0.0%	0.3%	(0.6)%	(5.0)%	5.2%
One-Year Total Return	3.7%	3.7%	2.2%	(0.2)%	8.4%
Year-To-Date Stock Price Change	11.4%	7.5%	6.9%	2.0%	12.7%
Stock Price / Tangible Book Value per Share	1.43x	1.60x	1.43x	1.29x	1.58x
Stock Price / 2025 Estimated EPS	9.1x	10.9x	10.5x	9.8x	11.4x
Stock Price / 2026 Estimated EPS	9.1x	10.5x	9.7x	9.0x	12.0x
Stock Price / 2027 Estimated EPS	8.8x	9.7x	9.0x	7.7x	11.4x
Dividend Yield	3.2%	3.2%	2.7%	2.6%	3.5%
Core LTM Dividend Payout	31.3%	37.5%	36.2%	28.6%	41.5%
No company used as a comparison in the above selected companies analysis is identical to Burke & Herbert. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
LNKB Selected Companies Analysis
Using publicly available information, KBW compared the financial performance, financial condition and market performance of LNKB to 23 major exchange-traded banks headquartered in Delaware, Maryland, Pennsylvania, Virginia or New Jersey with total assets between $2 billion and $5 billion. Merger targets and mutual holding companies were excluded from the selected companies.

The selected companies were as follows (shown by column in descending order of total assets):
Carter Bankshares, Inc.	Meridian Corporation
First Bank	Blue Ridge Bankshares, Inc.
Primis Financial Corp.	Norwood Financial Corp.
Capital Bancorp, Inc.	John Marshall Bancorp, Inc.
BCB Bancorp, Inc.	FVCBankcorp, Inc.
ACNB Corporation	Franklin Financial Services Corporation
First Community Bankshares, Inc.	Princeton Bancorp, Inc.
Citizens Financial Services, Inc.	Parke Bancorp, Inc.
Unity Bancorp, Inc.	MainStreet Bancshares, Inc.
Fidelity D & D Bancorp, Inc.	First National Corporation
C&F Financial Corporation	First United Corporation
Citizens & Northern Corporation
To perform this analysis, KBW used profitability and other financial information for the MRQ or LTM periods available or as of the end of such periods and market price information as of December 17, 2025. KBW also used 2025, 2026 and 2027 EPS estimates taken from publicly available consensus “street estimates” for LNKB and the selected companies to the extent publicly available (consensus “street estimates” were not publicly available for six of the selected companies). Where consolidated holding company level financial data for LNKB and the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Data necessary to calculate CET1 Ratio and Total Capital Ratio was not publicly available for three of the selected companies due to utilization of CBLR framework. Certain financial data presented in the tables below may not correspond to the data presented in LNKB’s historical financial statements, or the data presented under the section “The Merger — Opinion of LNKB’s Financial Advisor,” as a result of the different periods, assumptions and methods used to compute the financial data presented.
KBW’s analysis showed the following concerning the financial performance of LNKB and the selected companies:
		Selected Companies
	LNKB	Average	Median	25th Percentile	75th Percentile
MRQ Core Return on Average Assets(1)	1.17%	1.21%	1.12%	0.93%	1.42%
MRQ Core Return on Average Tangible Common Equity(1)	15.4%	12.8%	13.6%	9.3%	15.1%
MRQ Net Interest Margin	3.79%	3.73%	3.66%	3.28%	3.87%
MRQ Fee Income / Revenue Ratio(1)	9.6%	15.7%	14.9%	8.4%	22.4%
MRQ Efficiency Ratio	58.4%	60.2%	59.9%	66.1%	55.0%

(1)
Based on core income after taxes and before extraordinary items. Core income excluded gain on sale of securities, amortization and impairment intangibles, and nonrecurring items as defined by S&P Capital IQ Pro.

(2)
Excluded gains/losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of LNKB and, to the extent publicly available, the selected companies:
		Selected Companies
	LNKB	Average	Median	25th Percentile	75th Percentile
Tangible Common Equity / Tangible Assets	7.6%	9.7%	9.2%	8.3%	10.8%
CET1 Ratio	11.4%	13.2%	13.4%	11.1%	14.5%
Total Capital Ratio	12.3%	15.2%	15.3%	13.4%	16.2%
Loans / Deposits	92.1%	94.4%	94.8%	88.9%	99.1%
Loan Loss Reserves / Loans	1.03%	1.26%	1.21%	1.03%	1.33%
Nonperforming Assets / Loans & OREO	0.98%	1.26%	0.71%	1.30%	0.39%
MRQ Net Charge-Offs / Average Loans	0.05%	0.21%	0.04%	0.23%	0.00%
In addition, KBW’s analysis showed the following concerning the market performance of LNKB and, to the extent publicly available, the selected companies (excluding the impact of the 2025 EPS multiple for one of the selected companies, which multiple was considered to be not meaningful because it was greater than 30.0x, and excluding the impact of the LTM Dividend Payout ratios for four of the selected companies, which ratios were considered to be not meaningful because they were negative or greater than 100%):
		Selected Companies
	LNKB	Average	Median	25th Percentile	75th Percentile
One-Year Stock Price Change	8.2%	7.9%	8.9%	(2.4)%	15.4%
One-Year Total Return	12.6%	11.5%	8.9%	0.3%	19.6%
Year-To-Date Stock Price Change	11.8%	16.2%	14.4%	5.3%	25.2%
Stock Price / Tangible Book Value per Share	1.36x	1.25x	1.19x	1.09x	1.42x
Stock Price / 2025 Estimated EPS	10.0x(1)	12.3x	11.6x	10.6x	13.2x
Stock Price / 2026 Estimated EPS	8.6x	9.8x	9.5x	8.7x	10.6x
Stock Price / 2027 Estimated EPS	7.4x	8.9x	8.8x	8.1x	9.6x
Dividend Yield(2)	3.6%	2.9%	2.8%	1.8%	3.5%
LTM Dividend Payout(2)	29.4%	32.7%	28.2%	21.3%	46.1%

(1)
Excluded after-tax gain on sale of NJ branches closed in Q1 2025.

(2)
Two of the selected companies did not pay dividends.

No company used as a comparison in the above selected companies analysis is identical to LNKB. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Selected Transactions Analysis
KBW reviewed publicly available information related to 23 U.S. bank and thrift transactions announced since January 1, 2025 with reported deal values between $150 million and $500 million.

The selected transactions were as follows:
Acquiror	Acquired Company
Community West Bancshares
Fulton Financial Corporation
Park National Corporation
Farmers National Banc Corp.
HBT Financial, Inc.
Prosperity Bancshares, Inc.
First Merchants Corporation
Heritage Financial Corporation
National Bank Holdings Corporation
TowneBank
Prosperity Bancshares, Inc.
Bank First Corporation
Glacier Bancorp, Inc.
First Financial Bancorp.
NB Bancorp, Inc.
Eastern Bankshares, Inc.
MIDFLORIDA Credit Union
TowneBank
FB Financial Corporation
MetroCity Bankshares, Inc.
Old Second Bancorp, Inc.
Glacier Bancorp, Inc.
CNB Financial Corporation	United Security Bancshares
Blue Foundry Bancorp
First Citizens Bancshares, Inc.
Middlefield Banc Corp.
CNB Bank Shares, Inc.
Southwest Bancshares, Inc.
First Savings Financial Group, Inc.
Olympic Bancorp, Inc.
Vista Bancshares Inc.
Dogwood State Bank
American Bank Holding Corporation
Centre 1 Bancorp, Inc.
Guaranty Bancshares, Inc.
Westfield Bancorp
Provident Bancorp, Inc.
HarborOne Bancorp, Inc.
Prime Meridian Holding Company
Old Point Financial Corporation
Southern States Bancshares, Inc.
First IC Corporation
Bancorp Financial, Inc.
Bank of Idaho Holding Company
ESSA Bancorp, Inc.
For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective selected transaction and, as was then publicly available from consensus “street estimates” or public investor presentations filed by the transaction parties, the current year and one-year forward EPS estimates for the acquired company at the announcement of the respective selected transaction:
•
Price per common share to tangible book value per share of the acquired company (in the case of seven selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•
Pay to Trade ratio (calculated as the price to tangible book value multiple paid in the respective selected transaction divided by the acquiror’s standalone closing stock price to tangible book value multiple) in the 22 selected transactions which involved stock consideration of public acquirors;

•
Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium;

•
Price per common share to LTM core EPS of the acquired company (in the case of seven selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM core income) (additionally if core income was not available, stated income per S&P Capital IQ Pro was used);

•
Price per common share to estimated EPS of the acquired company for the full fiscal year during which the respective selected transaction was announced, referred to as Est. EPS, in the 13 selected transactions in which Est. EPS for the acquired company was available at announcement from consensus “street estimates” or public investor presentations filed by the transaction parties; and

•
Price per common share to estimated EPS of the acquired company for the first full fiscal year after the fiscal year during which the announcement of the respective selected transaction, referred to as FWD EPS, in the 16 selected transactions in which FWD EPS for the acquired company was available at announcement from consensus “street estimates” or public investor presentations filed by the transaction parties.

KBW also reviewed the price per common share paid for the acquired company in the 16 selected transactions involving publicly traded acquired companies as a premium/(discount) to the closing price of the acquired company one day prior to the announcement of the respective selected transaction (expressed as a percentage and referred to as the one-day market premium). The resulting transaction multiples and premiums for the selected transactions were compared with the corresponding transaction multiples and premiums for the proposed merger based on the indicative transaction value for the merger of $9.38 per outstanding share of LNKB common stock and using historical financial information for LNKB as of or for the 12-month period ended September 30, 2025, 2025 and 2026 EPS estimates for LNKB taken from publicly available consensus “street estimates” of LNKB and the closing price of LNKB common stock on December 17, 2025.
The results of the analysis are set forth in the following table (excluding the impact of the LTM core EPS multiples of three of the selected transactions and the Est. EPS multiple and the FWD EPS multiple of one of the selected transactions which multiples were considered to be not meaningful because they were greater than 30.0x or less than 0.0x):
		Selected Companies
	Burke & Herbert / LNKB	75th Percentile	Average	Median	25th Percentile
Price / Tangible Book Value per Share	1.52%	1.72%	1.54%	1.51%	1.33%
Pay to Trade Ratio	1.07%	1.01%	0.93%	0.92%	0.79%
Core Deposit Premium	5.7%	8.8%	6.4%	7.3%	4.6%
Price / LTM Core EPS(1)	10.4x	18.6x	15.9x	14.7x	12.3x
Price / Est. EPS	11.3x(2)	15.1x	13.7x	13.6x	11.5x
Price / FWD EPS	9.7x	13.0x	12.0x	11.7x	10.5x
One-Day Market Premium	12.2%	46.2%	33.0%	24.1%	14.4%

(1)
Based on core income after taxes and before extraordinary items. Core income excluded gain on sale of securities, amortization and impairment intangibles, and nonrecurring items as defined by S&P Capital IQ Pro. If core income was not available, stated income per S&P Capital IQ Pro was used.

(2)
Excluded after-tax gain on sale of NJ branches closed in Q1 2025.

No company or transaction used as a comparison in the above selected transaction analysis is identical to LNKB or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Relative Contribution Analysis
KBW analyzed the relative standalone contribution of Burke & Herbert and LNKB to various pro forma balance sheet and income statement items and the combined market capitalization of the companies. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) historical financial information for Burke & Herbert and LNKB as of or for the 12-month period ended September 30, 2025, (ii) publicly available consensus “street estimates” of Burke & Herbert and LNKB, and (iii) market price information as of December 17, 2025. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the respective implied pro forma ownership percentages of Burke & Herbert shareholders and LNKB shareholders in the combined company based on the 0.1350x exchange ratio provided for in the merger agreement:

	Burke & Herbert % of Total	LNKB % of Total
Ownership:
Pro Forma Ownership at 0.1350x fixed exchange ratio	74.7%	25.3%
Balance Sheet:
Assets	71.6%	28.4%
Gross Loans Held For Investment	69.4%	30.6%
Deposits	70.6%	29.4%
Tangible Common Equity	76.1%	23.9%
Income Statement:
LTM Core Earnings(1)	78.7%	21.3%
2025 Estimated Earnings	78.1%	21.9%(2)
2026 Estimated Earnings	76.1%	23.9%
2027 Estimated Earnings	73.9%	26.1%
Market Capitalization:
Pre-Transaction Market Capitalization	76.9%	23.1%

(1)
Based on core income after taxes and before extraordinary items. Core income excluded gain on sale of securities, amortization and impairment intangibles, and nonrecurring items as defined by S&P Capital IQ Pro.

(2)
Excluded after-tax gain on sale of NJ branches closed in Q1 2025.

Financial Impact Analysis
KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Burke & Herbert and LNKB. Using (i) closing balance sheet estimates assumed as of June 30, 2026 for Burke & Herbert and LNKB taken from publicly available consensus “street estimates”, (ii) publicly available 2025, 2026 and 2027 EPS consensus “street estimates” for Burke & Herbert and LNKB, and (iii) pro forma assumptions (including, without limitation, the cost savings expected to result from the merger as well as certain purchase accounting and earnings adjustments and other merger-related adjustments and the restructuring charge assumed with respect thereto) provided by Burke & Herbert management, KBW analyzed the potential financial impact of the merger on certain projected financial results of Burke & Herbert. This analysis indicated the merger could be accretive to Burke & Herbert’s estimated 2026 (Stub-Year) EPS and estimated 2027 EPS and could be dilutive to Burke & Herbert’s estimated tangible book value per share at closing assumed as of June 30, 2026. Furthermore, the analysis indicated that, pro forma for the merger, each of Burke & Herbert’s tangible common equity to tangible assets ratio, Tier 1 Leverage Ratio, Common Equity Tier 1 Ratio, Tier 1 Capital Ratio and Total Risk-based Capital Ratio at closing assumed as of June 30, 2026 could be lower. For all of the above analysis, the actual results achieved by Burke & Herbert following the merger may vary from the projected results, and the variations may be material.
Burke & Herbert Dividend Discount Model Analysis
KBW performed a dividend discount model analysis of Burke & Herbert to estimate a range for the implied equity value of Burke & Herbert. In this analysis, KBW used publicly available consensus “street estimates” for Burke & Herbert and assumed long-term growth rates for Burke & Herbert provided by Burke & Herbert management, and KBW assumed discount rates ranging from 10.0% to 14.0%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that Burke & Herbert could generate over the period from June 30, 2026 through December 31, 2030 as a standalone company, and (ii) the present value of Burke & Herbert’s implied terminal value at the end of such period. KBW assumed that Burke & Herbert would maintain a tangible common equity to tangible assets ratio of 9.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Burke & Herbert, KBW applied a range of 8.0x to 11.0x Burke & Herbert’s estimated 2031 earnings. This dividend discount model analysis resulted in a range of implied values per share of Burke & Herbert common stock of $61.16 to $86.07.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Burke & Herbert or the combined company.
LNKB Dividend Discount Model Analysis
KBW performed a dividend discount model analysis of LNKB to estimate a range for the implied equity value of LNKB, taking into account the cost savings expected to result from the merger, certain earnings adjustments related to the impact of the Durbin amendment on the combined company, and the assumed merger-related restructuring charge. In this analysis, KBW used publicly available consensus “street estimates” of LNKB, assumed long-term growth rates for LNKB provided by Burke & Herbert management, and assumptions regarding cost savings, earnings adjustments and the merger-related restructuring charge provided by Burke & Herbert management, and KBW assumed discount rates ranging from 11.0% to 15.0%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that LNKB could generate over the period from June 30, 2026 through December 31, 2030 as a standalone company, and (ii) the present value of LNKB’s implied terminal value at the end of such period, in each case applying estimated cost savings, earnings adjustments related to the impact of the Durbin amendment on the combined company, and the assumed merger-related restructuring charge, where applicable. KBW assumed that LNKB would maintain a tangible common equity to tangible assets ratio of 9.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of LNKB, KBW applied a range of 8.0x to 11.0x LNKB’s estimated 2031 earnings (inclusive of estimated cost savings and earnings adjustments related to the impact of the Durbin Amendment on the combined company). This dividend discount model analysis resulted in a range of implied values per share of LNKB common stock, taking into account the cost savings expected to result from the merger, certain earnings adjustments related to the impact of the Durbin amendment on the combined company, and the assumed merger-related restructuring charge, of $10.47 to $15.63.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of LNKB or the combined company.
Miscellaneous
KBW acted as financial advisor to Burke & Herbert in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to an existing sales and trading relationship between LINKBANK and a KBW broker-dealer affiliate), may from time to time purchase securities from, and sell securities to, Burke & Herbert and LNKB. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Burke & Herbert or LNKB for its and their own respective accounts and for the accounts of its and their respective customers and clients.
Pursuant to the KBW engagement agreement, Burke & Herbert has agreed to pay KBW a cash fee equal to 0.90% of the aggregate merger consideration, which fee is estimated to be approximately $3.15 million, $300,000 of which became payable to KBW with the rendering of KBW’s opinion and the balance of which is contingent upon the consummation of the merger. Burke & Herbert also has agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to the present engagement, in the two years preceding the date of the opinion, KBW provided investment banking and financial advisory services to Burke & Herbert and received compensation for such services. KBW acted as financial advisor to Burke & Herbert in connection with its May 2024 merger with Summit. In the two years preceding the date of KBW’s opinion, KBW did not provide investment banking or financial advisory services to LNKB for which KBW received compensation. KBW may in the future provide investment banking and financial advisory services to Burke & Herbert or LNKB and receive compensation for such services.
LNKB’s Reasons for the Merger; Recommendation of LNKB’s Board of Directors
After careful consideration, at a meeting held on December 18, 2025, the LNKB board unanimously determined that the merger agreement and the transactions contemplated thereby are in the best interests of LNKB and its shareholders. Accordingly, the LNKB board approved and adopted the merger agreement and unanimously recommends that the LNKB shareholders vote “FOR” the LNKB merger proposal.
In reaching its decision to approve and adopt the merger agreement and recommend that the LNKB shareholders vote “FOR” the LNKB merger proposal, the LNKB board consulted with the senior management of LNKB, as well as LNKB’s financial and legal advisors, and considered a number of factors, including, without limitation, the following factors which are not presented in order of priority:
•
each of LNKB’s and Burke & Herbert’s business, operations, financial condition, asset quality, earnings, and prospects. In reviewing these factors, including the information obtained through due diligence, the LNKB board considered that Burke & Herbert’s and LNKB’s respective business, operations and risk profile complement each other and that the companies’ separate earnings and prospects, and the synergies and scale potentially available in the proposed transaction, create the opportunity for the combined company to leverage complementary and diversified revenue streams and to have superior future earnings and prospects compared to LNKB’s earnings and prospects on a stand-alone basis;

•
the combined company’s position as a high-performing Mid-Atlantic community bank, with the scale and market share to compete effectively;

•
the opportunity to further diversify LNKB’s customer base as a whole due to limited overlap between the parties, including by (1) expanding its presence in Virginia, Maryland and Delaware and (2) increasing the size of its footprint by entering the states of West Virginia and Kentucky;

•
its views with respect to other strategic alternatives potentially available to LNKB, including continuing as a stand-alone company, acquiring another financial institution or a transaction with another potential acquiror or merger partner, and its belief that a transaction with such other potential transaction partners would not deliver the financial and operational benefits that could be achieved in the proposed merger with Burke & Herbert;

•
the nature of Burke & Herbert’s proposal, the absence of any actionable proposals by other third parties and the fact that, in a consolidating industry, institutions with an interest in merging with another institution typically make that interest known;

•
the anticipated pro forma financial impact of the merger on the combined company, including earnings, dividends, return on equity, tangible book value accretion, asset quality, liquidity and regulatory capital levels;

•
the fact that 100% of the merger consideration will be in Burke & Herbert common stock, which offers LNKB shareholders the opportunity to participate as shareholders of Burke & Herbert in the future earnings and performance of the combined company, which will be a larger, more diversified banking franchise;

•
the views of the LNKB board that (1) both parties have a similar community bank operating model and culture, and (2) Burke & Herbert has a similar commitment to supporting the local communities it serves, including utilizing its foundation;

•
the views of the LNKB board that both parties have comparable reputations in their respective markets for a strong corporate and customer service culture;

•
the fact that Burke & Herbert is an experienced acquiror with strong relationships with regulators;

•
the impact of the merger on LNKB’s employees, including the compensation and employee benefits agreed to be provided by Burke & Herbert pursuant to the merger agreement and that displaced employes would be offered a severance package;

•
the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company due to its larger size, asset base, capital, market capitalization and geographic footprint as compared to LNKB as an independent organization;

•
LNKB’s and its financial advisors’ expectations and analyses of expected synergies, earnings accretion and cost savings, among other metrics;

•
the complementary nature of the cultures of Burke & Herbert and LNKB, which management believes should facilitate integration and implementation of the transaction;

•
the current and prospective environment in the financial services industry, including economic conditions and the interest rate and regulatory environments, the accelerating pace of technological change in the financial services industry, operating costs resulting from regulatory and compliance mandates, scale and marketing expenses, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions, current employment market conditions and the likely effects of these factors on LNKB’s potential growth, development, productivity and strategic options both with and without the merger;

•
the advantages of being part of a larger banking organization expected to have approximately $11.0 billion in assets, including a better ability to leverage overhead costs and the potential for operating efficiencies and increased profitability, particularly in light of the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term;

•
the strong capital positions maintained by Burke & Herbert and LNKB prior to the merger and the anticipated strong capital position for the combined company following the merger;

•
the market for alternative merger or acquisition transactions in the financial services industry and the likelihood and timing of other material strategic transactions, including the potential benefits of LNKB entering into a strategic combination with another financial institution to form a larger banking organization;

•
the regulatory and other approvals required in connection with the merger and the expectation that the approvals will be received in a timely manner and without the imposition of unacceptable conditions;

•
Burke & Herbert’s timely receipt of regulatory approval for its prior acquisition transaction with Summit and its successful integration of such combined businesses;

•
the expected receipt by LNKB shareholders, after the effective time of the merger, of dividends declared and paid by Burke & Herbert on shares of Burke & Herbert common stock consistent with historical levels and trends, with such levels anticipated to be neutral to the cash dividends currently paid to LNKB shareholders;

•
the benefits to LNKB and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources;

•
the financial and other terms of the transaction, including the fixed exchange ratio with respect to the merger consideration, deal protection and termination fee provisions, which the LNKB board reviewed with LNKB’s outside financial and legal advisors;

•
the fact that two of LNKB’s current directors will join the board of the continuing company and three of LINKBANK’s current directors will join the board of the continuing bank at the completion of the merger and bank merger, respectively;

•
the fact that, upon the closing, senior members of LNKB management will continue to have senior management leadership roles in the resulting organization, including Mr. Samuel as a Senior Advisor of B&H Bank, Mr. Lundblad as Executive Vice President of B&H Bank and Brent Smith as Executive Vice President, Pennsylvania Market Leader of B&H Bank;

•
the other corporate governance and social aspects of the merger, including a similarity of governance programs and policies and the strength and depth of experience of members of Burke & Herbert’s management team and employees;

•
the value of the merger consideration relative to the market value, book value and earnings of LNKB;

•
the fact that the merger consideration will consist of shares of Burke & Herbert common stock, resulting in a pro forma ownership by LNKB shareholders in the combined company following the merger in an approximate amount of 25% of the outstanding shares of the combined company, which will allow LNKB shareholders to participate in a significant portion of the future performance of the combined company;

•
the fact that the exchange ratio is fixed so that if the market price of Burke & Herbert common stock is higher at the time of closing of the merger, the economic value of the merger consideration to be received by LNKB shareholders in exchange for their shares of LNKB common stock will also be higher;

•
LNKB’s understanding that the merger will constitute a “reorganization” under Section 368(a) of the Code and that, as a result, the LNKB shareholders will not recognize gain or loss with respect to their receipt of the stock consideration;

•
the fact that LNKB’s shareholders will have an opportunity to vote on the approval of the merger agreement and the merger; and

•
the opinion of Stephens Inc. delivered to the LNKB board on December 18, 2025, to the effect that, as of that date, and subject to and based on the various assumptions, considerations, qualifications and limitations set forth in the opinion, the merger consideration was fair, from a financial point of view, to the holders of LNKB common stock.

The LNKB board also considered a number of potential risks and uncertainties associated with the merger agreement and the transactions contemplated thereby, in connection with its deliberations including, without limitation, the following which are not presented in order of priority:
•
the possible diversion of management attention and resources from other strategic opportunities and operational matters while working to implement the transaction and integrate the two companies;

•
the restrictions on the conduct of LNKB’s business during the period between execution of the merger agreement and the consummation of the merger, which could potentially delay or prevent LNKB from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the merger;

•
the potential risks associated with achieving the anticipated benefits of the proposed transaction, including the expected synergies and cost savings, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of general economic and market conditions and competitive factors in the areas where Burke & Herbert and LNKB operate;

•
the fact that the exchange ratio is fixed so that if the market price of Burke & Herbert common stock is lower at the time of closing of the merger, the economic value of the merger consideration to be received by LNKB shareholders in exchange for their shares of LNKB common stock will also be lower;

•
the fact that the interests of LNKB’s directors and executive officers may be different from, or in addition to, the interests of LNKB’s other shareholders;

•
the risk that, while LNKB expects the merger to be consummated, there can be no assurance that all conditions to the parties’ conditions to complete the merger will be satisfied, including the risk that approval by LNKB or Burke & Herbert shareholders may not be obtained and, as a result, the merger may not be consummated;

•
the risk that necessary regulatory approvals may not be obtained in a timely manner or without the imposition of unacceptable conditions;

•
the risk of employee attrition or other adverse effects on business and customer relationships as a result of the pending merger;

•
certain anticipated merger-related costs, which could be higher than expected;

•
the fact that LNKB is prohibited from soliciting or pursuing an alternative acquisition proposal after execution of the merger agreement, except in certain limited circumstances, that each director of LNKB has agreed to vote his or her shares in favor of the merger proposal and against any alternative acquisition proposal, and that LNKB would be obligated to pay Burke & Herbert a termination fee of $14.167 million under certain circumstances, which may discourage other parties potentially interested in a strategic transaction with LNKB from pursuing such a transaction;

•
the challenges in absorbing the effect of any failure to complete the merger, including potential payment of the termination fee, potential existence of a tail period for the termination fee, and market reactions;

•
the possibility of litigation challenging the merger, and the LNKB board’s belief that any such litigation would be defensible; and

•
the risks of the type and nature described under “Risk Factors.”

The foregoing discussion of the information and factors considered by the LNKB board is not intended to be exhaustive, but rather includes the material factors considered by the LNKB board. In reaching its decision to approve and adopt the merger agreement, approve the merger and recommend that LNKB shareholders approve the LNKB merger proposal, the LNKB board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The LNKB board considered all these factors as a whole, including discussions with and questioning of LNKB’s senior management and financial and legal advisors, and overall considered the factors to be favorable to, and support, its determination to approve and adopt the merger agreement, approve the merger and recommend that LNKB shareholders approve the LNKB merger proposal.
This explanation of the LNKB board’s reasoning and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”
For the reasons set forth above, the LNKB board approved and adopted the merger agreement, approved the merger, and unanimously recommends that the LNKB shareholders vote “FOR” the LNKB merger proposal and “FOR” the LNKB adjournment proposal.
LNKB shareholders should be aware that directors and executive officers of LNKB may have interests in the merger that are different from, or in addition to, those of other LNKB shareholders. See “— Interests of LNKB’s Executive Officers and Directors in the Merger.”
Opinion of LNKB’s Financial Advisor
LNKB engaged Stephens to act as financial adviser to LNKB in connection with the proposed merger of LNKB with and into Burke & Herbert. As part of its engagement, Stephens was asked to undertake a study of the fairness, from a financial point of view, of the proposed merger to LNKB. LNKB engaged Stephens because, among other factors, Stephens is a nationally recognized investment banking firm with substantial experience in similar transactions. As part of its investment banking business, Stephens is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.
As part of Stephens’ engagement, representatives of Stephens participated in a meeting of LNKB’s board of directors held on December 18, 2025, in which LNKB’s board of directors considered and approved the proposed merger. At this meeting, Stephens reviewed the financial aspects of the proposed merger and rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to LNKB’s board of directors dated as of December 18, 2025, that, as of such date, the consideration to be received by the common shareholders of LNKB (solely in their capacity as such) in the proposed merger was fair to them from a financial point of view, based upon and subject to the qualifications, assumptions and other matters considered by Stephens in connection with the preparation of its opinion.
The full text of Stephens’ written opinion letter (the “Opinion Letter”) is attached as Annex C to this proxy statement/prospectus. The Opinion Letter outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Stephens in rendering its opinion. The summary of the opinion set forth in this document is qualified in its entirety by reference to the full text of such written Opinion Letter. Shareholders are urged to read the entire Opinion Letter carefully in connection with their consideration of the proposed merger. LNKB did not give any instruction to or impose any limitations on Stephens as it related to the issuance of its opinion.
Stephens’ opinion speaks only as of the date of the opinion, and Stephens has undertaken no obligation to update or revise its opinion. The opinion was directed to LNKB’s board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the proposed merger. The opinion only addresses whether the consideration to be received by the common shareholders of LNKB (solely in their capacity as such) in the proposed merger was fair to them from a financial point of view as of the date of the opinion. The opinion does not address the underlying business decision of LNKB to engage in the proposed merger or any other term or aspect of the merger agreement or the transactions contemplated thereby. Stephens’ opinion does not constitute a recommendation to LNKB’s board of directors or any of LNKB’s shareholders as to how such person should vote or otherwise act with respect to the proposed merger or any other matter. LNKB and Burke & Herbert determined the merger consideration through a negotiation process.
In connection with developing its opinion, Stephens:
•
reviewed certain publicly available financial statements and reports regarding LNKB and Burke & Herbert;

•
reviewed certain audited financial statements regarding LNKB and Burke & Herbert;

•
reviewed certain internal financial statements, management reports and other financial and operating data concerning LNKB and Burke & Herbert prepared by management of LNKB and management of Burke & Herbert, respectively;

•
reviewed, on a pro forma basis, in reliance upon consensus research estimates and upon financial projections and other information and assumptions concerning LNKB and Burke & Herbert provided by management of LNKB and management of Burke & Herbert, the effect of the merger on the balance sheet, capitalization ratios, earnings and tangible book value both in the aggregate and, where applicable, on a per share basis of Burke & Herbert;

•
reviewed the reported prices and trading activity for the common stock of LNKB and Burke & Herbert;

•
compared the financial performance of LNKB and Burke & Herbert with that of certain other publicly-traded companies and their securities that Stephens deemed relevant to Stephens’ analysis of the proposed merger;

•
reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that Stephens deemed relevant to Stephens’ analysis of the proposed merger;

•
reviewed the then most recent draft of the merger agreement and related documents provided to Stephens by LNKB;

•
discussed with management of LNKB and management of Burke & Herbert the operations of and future business prospects for LNKB and Burke & Herbert, respectively and the anticipated financial consequences of the proposed merger to LNKB and Burke & Herbert, respectively;

•
assisted in LNKB’s deliberations regarding the material terms of the proposed merger and LNKB’s negotiations with Burke & Herbert; and

•
performed such other analyses and provided such other services as Stephens deemed appropriate.

Stephens relied on the accuracy and completeness of the information, financial data and financial forecasts provided to Stephens by LNKB and Burke & Herbert and of the other information reviewed by Stephens in connection with the preparation of Stephens’ opinion, and its opinion was based upon such information. Stephens did not independently verify or undertake any responsibility to independently verify the accuracy or completeness of any of such information, data or forecasts. Management of LNKB assured Stephens that it was not aware of any relevant information that had been omitted or remained undisclosed to Stephens as of the date of Stephens’ opinion. Stephens did not assume any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of LNKB or of Burke & Herbert, and Stephens was not furnished with any such evaluations or appraisals; nor did Stephens evaluate the solvency or fair value of LNKB or of Burke & Herbert under any laws relating to bankruptcy, insolvency or similar matters. Stephens did not assume any obligation to conduct any physical inspection of the properties, facilities, assets or liabilities (contingent or otherwise) of LNKB or Burke & Herbert. Stephens did not receive or review any individual loan or credit files nor did Stephens make an independent evaluation of the adequacy of the allowance for credit losses of LNKB or Burke & Herbert. Stephens did not make an independent analysis of the effects of potential future changes in the rate of inflation or of prevailing rates of interest or other market developments or disruptions, or of the effects of any global conflicts or hostilities or any other disaster or adversity, on the business or prospects of LNKB or Burke & Herbert. With respect to the financial projections or forecasts prepared by management of LNKB and management of Burke & Herbert, including the forecasts of potential cost savings and potential synergies, Stephens also assumed that such financial projections or forecasts had been reasonably prepared and reflected the best then currently available estimates and judgments of management of LNKB and management of Burke & Herbert, respectively, as to the future financial performance of LNKB and Burke & Herbert, respectively, and provided a reasonable basis for Stephens’ analysis. Stephens recognized that such financial projections or forecasts were based on numerous variables, assumptions and judgments that were inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and that actual results could vary significantly from such projections or forecasts, and Stephens expressed no opinion as to the reliability of such financial projections, forecasts or estimates or the assumptions upon which they were based.
Stephens does not provide legal, accounting, regulatory, or tax advice or expertise, and Stephens relied solely, and without independent verification, on the assessments of LNKB and its other advisors with respect to such matters. Stephens assumed, with LNKB’s consent, that the proposed merger will not result in any materially adverse legal, regulatory, accounting or tax consequences for LNKB or its shareholders and that any reviews of legal, accounting, regulatory or tax issues conducted as a result of the proposed merger will be resolved favorably to LNKB and its shareholders. Stephens did not express any opinion as to any tax or other consequences that might result from the proposed merger.
Stephens’ opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on the date of the opinion, and on the information made available to Stephens as of the date of the opinion. Market price data used by Stephens in connection with its opinion was based on reported market closing prices as of December 17, 2025. It should be understood that subsequent developments may affect the opinion and that Stephens did not undertake any obligation to update, revise or reaffirm the opinion or otherwise comment on events occurring after the date of the opinion. Stephens further noted that volatility or disruptions in the credit and financial markets relating to, among other things, potential future changes in the rate of inflation or prevailing rates of interest or other market developments or disruptions, or the effects of any global conflicts or hostilities, or any other disaster or adversity may or may not have an effect on LNKB or Burke & Herbert, and Stephens did not express an opinion as to the effects of such volatility or disruptions on the proposed merger or any party to the proposed merger. Stephens further expressed no opinion as to the prices at which shares of Burke & Herbert’s or LNKB’s common stock may trade at any time subsequent to the announcement of the proposed merger.
In connection with developing its opinion, Stephens assumed that, in all respects material to its analyses:
•
the proposed merger and any related transactions will be consummated on the terms of the latest draft of the merger agreement provided to Stephens, without material waiver or modification;

•
the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•
each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•
all conditions to the completion of the proposed merger will be satisfied within the time frames contemplated by the merger agreement without any waivers;

•
that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the proposed merger and any related transactions, no restrictions,

including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the proposed merger to the common shareholders of LNKB;
•
there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of LNKB or Burke & Herbert since the date of the most recent financial statements made available to Stephens, and that no legal, political, economic, regulatory or other development has occurred that will adversely impact LNKB or Burke & Herbert; and

•
the proposed merger will be consummated in a manner that complies with applicable law and regulations.

Stephens’ opinion was limited to whether the consideration to be received by the common shareholders of LNKB (solely in their capacity as such) in the proposed merger was fair to them from a financial point of view as of the date of the opinion. Stephens was not asked to, and it did not, offer any opinion as to the terms of the merger agreement or the form of the proposed merger or any aspect of the proposed merger, other than the fairness, from a financial point of view, of the consideration to be received in the proposed merger by the common shareholders of LNKB (solely in their capacity as such). The opinion did not address the merits of the underlying decision by LNKB to engage in the proposed merger, the merits of the proposed merger as compared to other alternatives potentially available to LNKB or the relative effects of any alternative transaction in which LNKB might engage, nor is it intended to be a recommendation to any person or entity as to any specific action that should be taken in connection with the proposed merger, including with respect to how to vote or act with respect to the proposed merger. Moreover, Stephens did not express any opinion as to the fairness of the amount or nature of the compensation to any of LNKB’s officers, directors or employees, or to any group of such officers, directors or employees, whether relative to the compensation to other shareholders of LNKB or otherwise.
The following is a summary of the material financial analyses performed and material factors considered by Stephens in connection with developing its opinion. In performing the financial analyses described below, Stephens relied on the financial and operating data, projections and other financial information and assumptions concerning LNKB and Burke & Herbert provided by management of LNKB and management of Burke & Herbert, as applicable, and Stephens reviewed with LNKB’s management and board of directors certain assumptions concerning LNKB and Burke & Herbert upon which the analyses were based, as well as other factors. Although this summary does not purport to describe all of the analyses performed or factors considered by Stephens, it does set forth those analyses considered by Stephens to be material in arriving at its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. The order of the summaries of analyses described does not represent the relative importance or weight given to those analyses by Stephens. It should be noted that in arriving at its opinion, Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Stephens believes that its analysis must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses summarized below. Accordingly, Stephens’ analyses and the summary of its analyses must be considered as a whole, and selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying Stephens’ analyses and opinion.
Summary of Proposed Merger
Pursuant to the merger agreement, and subject to the terms, conditions and limitations set forth therein, and for purposes of its opinion, Stephens understood that, subject to potential adjustments as described in the merger agreement, each outstanding share of LNKB’s common stock will be converted into the right to receive 0.1350 shares of Burke & Herbert’s common stock, and Stephens understood that each outstanding option on LNKB’s common stock will be assumed by Burke & Herbert and converted into a comparable option to purchase shares of Burke & Herbert’s common stock based upon the exchange ratio, as described in the merger agreement. Based on Burke & Herbert’s closing stock price of $69.45 on December 17, 2025, the aggregate consideration payable to the common shareholders of LNKB (solely in their capacity as such) is expected to be approximately $354.2 million. Based upon the unaudited financial information of LNKB as of and for the twelve months ended September 30, 2025, and market data as of December 17, 2025, Stephens calculated the following transaction multiples:
Transaction Value / Reported Tangible Book Value	1.52x
Transaction Value / Last Twelve Months (“LTM”) Core Earnings(1)	11.4x
Transaction Value / 2026 Estimated Earnings(2)	9.7x
Transaction Value / 2027 Estimated Earnings(2)	8.3x
Core Deposit Premium(3)	5.7%

Source: S&P Global Market Intelligence, FactSet, company documents.
Note: Market data as of December 17, 2025.
(1)
Historical core earnings for LINKBANCORP, Inc. assumes a normalized provision and adjusts for nonrecurring items using data sourced from S&P Global Market Intelligence and company documents; 2025 LTM utilizes a normalized corporate tax rate of 21%.

(2)
LINKBANCORP, Inc. earnings are mean research analyst consensus estimates.

(3)
Core deposit premium calculated using tangible common equity and total deposits less time deposits > $100,000.

Relevant Nationwide Major Exchange-Traded Public Companies Analysis — LNKB
Stephens compared the financial condition, operating statistics and market valuation of LNKB to certain nationwide major exchange-traded public companies selected by Stephens and their respective public trading values. Stephens selected the companies outlined below because their relative asset size and financial performance, among other factors, were reasonably similar to LNKB; however, no selected company below was identical or directly comparable to LNKB. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading values of the relevant public companies. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using relevant public company data.
Stephens selected the following 22 public companies based on the criteria set forth below:
Includes nationwide banks and thrifts traded on NYSE, NYSEAM, NASDAQGS, NASDAQGM, and NASDAQCM exchanges, with total assets as of the quarter ended 9/30/2025 between $2.5 billion and $3.5 billion, excluding mutuals, NYC-focused banks (PDLB and BCBP), west coast focused banks (BCML, NRIM, OPBK, and PBCN), and niche business models (MVBF).
Home Bancorp Inc. (HBCP)	Unity Bancorp Inc. (UNTY)
Farmers & Merchants Bancorp (FMAO)	Investar Holding Corp. (ISTR)
Capital Bancorp Inc. (CBNK)	Avidia Bancorp (AVBC)
ACNB Corp. (ACNB)	USCB Financial Holdings Inc. (USCB)
Bankwell Financial Group Inc. (BWFG)	Fidelity D & D Bancorp Inc. (FDBC)
First Western Financial Inc. (MYFW)	Western New England Bancorp (WNEB)
Red River Bancshares Inc. (RRBI)	C&F Financial Corp. (CFFI)
The First Bancorp (FNLC)	Chemung Financial Corp. (CHMG)
First Community Bankshares Inc (FCBC)	Citizens & Northern Corp. (CZNC)
Colony Bankcorp Inc. (CBAN)	Orange County Bancorp Inc. (OBT)
Citizens Financial Services (CZFS)	Meridian Corp. (MRBK)

To perform this analysis, Stephens reviewed publicly available financial information as of and for the last twelve month period ended September 30, 2025, or the most recently reported period available, and the market trading multiples of the selected public companies based on December 17, 2025 closing prices. The financial data included in the table presented below may not correspond precisely to the data reported in historical financial statements as a result of the assumptions and methods used by Stephens to compute the financial data presented. The table below contains information reviewed and utilized by Stephens in its analysis:
Company	Ticker	Total Assets ($M)	Loans / Deposits (%)	TCE / TA (%)	CRE / TRBC (%)	NIB / Total Deposits (%)	NPAs / Assets (%)	Core ROAA (%)	Market Cap ($M)	Price
										Tang. BV (x)	LTM Core EPS (x)	2026E EPS (x)
Home Bancorp Inc.	HBCP	$3,494	91.0%	9.9%	225%	27%	0.88%	1.45%	$478	1.40	10.5	10.6
Farmers & Merchants Bancorp	FMAO	3,391	96.8%	8.2%	234%	18%	0.15%	1.10%	385	1.39	11.5	10.8
Capital Bancorp Inc.	CBNK	3,389	97.6%	10.5%	257%	29%	1.58%	1.87%	492	1.41	8.7	9.1
ACNB Corp.	ACNB	3,251	95.4%	10.1%	228%	24%	0.22%	1.94%	551	1.71	11.9	10.4
Bankwell Financial Group Inc.	BWFG	3,244	98.4%	8.9%	331%	14%	0.56%	1.25%	393	1.35	13.6	9.8
First Western Financial Inc.	MYFW	3,240	91.7%	7.2%	324%	13%	0.70%	0.41%	250	1.09	19.6	13.0
Red River Bancshares Inc.	RRBI	3,214	76.7%	10.9%	156%	32%	0.08%	1.33%	486	1.38	12.3	11.3
The First Bancorp	FNLC	3,198	87.6%	7.7%	210%	11%	0.30%	1.14%	317	1.30	10.0	—
First Community Bankshares Inc	FCBC	3,190	88.6%	11.7%	190%	33%	0.53%	1.66%	654	1.81	12.7	12.5
Colony Bankcorp Inc.	CBAN	3,153	79.6%	8.0%	247%	17%	0.32%	1.09%	322	1.30	10.3	8.7
Citizens Financial Services	CZFS	3,056	97.4%	8.1%	290%	22%	0.75%	1.33%	298	1.23	8.7	—
Unity Bancorp Inc.	UNTY	2,876	108.9%	11.6%	226%	20%	0.59%	2.07%	558	1.68	11.0	9.7
Investar Holding Corp.	ISTR	2,801	90.6%	8.1%	216%	19%	0.44%	0.90%	270	1.21	13.2	9.0
Avidia Bancorp	AVBC	2,787	109.7%	13.0%	284%	20%	0.63%	0.99%	347	0.95	—	13.8
USCB Financial Holdings Inc.	USCB	2,768	86.8%	7.6%	346%	24%	0.05%	1.28%	354	1.69	12.4	9.1
Fidelity D & D Bancorp Inc.	FDBC	2,737	77.6%	7.7%	163%	22%	0.11%	1.09%	283	1.37	10.6	—
Western New England Bancorp	WNEB	2,736	90.7%	8.4%	318%	25%	0.21%	0.48%	271	1.18	20.3	14.5
C&F Financial Corp.	CFFI	2,711	88.8%	8.5%	261%	24%	0.17%	1.04%	248	1.10	9.7	—
Chemung Financial Corp.	CHMG	2,697	93.5%	8.4%	369%	27%	0.30%	1.15%	286	1.28	10.7	8.7
Citizens & Northern Corp.	CZNC	2,664	89.9%	9.2%	250%	23%	0.95%	1.12%	339	1.42	11.9	9.3
Orange County Bancorp Inc.	OBT	2,636	84.9%	10.0%	374%	31%	0.46%	1.27%	387	1.46	10.7	9.1
Meridian Corp.	MRBK	2,541	102.8%	7.1%	290%	11%	2.31%	1.05%	208	1.12	9.7	7.9
75th Percentile		$3,234	87.9%	10.1%	225%	26%	0.21%	1.33%	$457	1.42	12.4	11.2
Median		$2,966	90.9%	8.5%	254%	23%	0.45%	1.14%	$343	1.36	11.0	9.7
25th Percentile		$2,736	97.3%	8.0%	311%	18%	0.68%	1.06%	$284	1.22	10.3	9.1
LINKBANCORP Inc.		$3,122	92.1%	7.6%	358%	24%	0.77%	1.13%⁽¹⁾	$313	1.37	10.2x⁽¹⁾	8.7

Source: S&P Global Market Intelligence, FactSet.
Note: Market data as of 12/17/2025. Data as of 2025Q3. Bank-level regulatory data used where consolidated BHC data not available. Pricing multiples less than 0.0x or greater than 30.0x considered not meaningful, or “NM”. Core defined by S&P Global Market Intelligence for peers, GAAP data used where Core per S&P Global Market Intelligence unavailable.
(1)
Core assumes a normalized provision and adjusts for nonrecurring items using data sourced from S&P Global Market Intelligence and company documents; utilizes a normalized corporate tax rate of 21%.

Relevant Mid-Atlantic Major Exchange-Traded Public Companies Analysis — LNKB
Stephens compared the financial condition, operating statistics and market valuation of LNKB to certain Mid-Atlantic major exchange-traded public companies selected by Stephens and their respective public trading values. Stephens selected the companies outlined below because their relative asset size and financial performance, among other factors, were reasonably similar to LNKB; however, no selected company below was identical or directly comparable to LNKB. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading values of the relevant public companies. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using relevant public company data.
Stephens selected the following 12 public companies based on the criteria set forth below:
Includes Mid-Atlantic (DE, DC, MD, NJ, NY, and PA) banks and thrifts traded on NYSE, NYSEAM, NASDAQGS, NASDAQGM, and NASDAQCM exchanges, with total assets as of the quarter ended 9/30/2025 between $1.0 billion and $6.0 billion and LTM ROAA greater than 1.00%, excluding niche business models (ESQ).
Orrstown Financial Services (ORRF)	Unity Bancorp Inc. (UNTY)
Peoples Financial Services (PFIS)	Citizens & Northern Corp. (CZNC)
First Bank (FRBA)	Orange County Bancorp Inc. (OBT)
Capital Bancorp Inc. (CBNK)	Parke Bancorp Inc. (PKBK)
ACNB Corp. (ACNB)	Northeast Community Bancorp (NECB)
Citizens Financial Services (CZFS)	First United Corp. (FUNC)
To perform this analysis, Stephens reviewed publicly available financial information as of and for the last twelve month period ended September 30, 2025, or the most recently reported period available, and the market trading multiples of the selected public companies based on December 17, 2025 closing prices. The financial data included in the table presented below may not correspond precisely to the data reported in historical financial statements as a result of the assumptions and methods used by Stephens to compute the financial data presented. The table below contains information reviewed and utilized by Stephens in its analysis:
Company	Ticker	Total Assets ($M)	Loans / Deposits (%)	TCE / TA (%)	CRE / TRBC (%)	NIB / Total Deposits (%)	NPAs / Assets (%)	Core ROAA (%)	Market Cap ($M)	Price
										Tang. BV (x)	LTM Core EPS (x)	2026E EPS (x)
Orrstown Financial Services	ORRF	$5,470	87.9%	8.6%	311%	20%	0.48%	1.75%	$728	1.59	8.4	8.8
Peoples Financial Services	PFIS	5,160	93.6%	8.0%	267%	21%	0.36%	1.34%	523	1.30	8.4	8.3
First Bank	FRBA	4,033	104.7%	9.6%	370%	18%	0.32%	1.20%	442	1.15	10.4	9.2
Capital Bancorp Inc.	CBNK	3,389	97.6%	10.5%	257%	29%	1.58%	1.87%	492	1.41	8.7	9.1
ACNB Corp.	ACNB	3,251	95.4%	10.1%	228%	24%	0.22%	1.94%	551	1.71	11.9	10.4
Citizens Financial Services	CZFS	3,056	97.4%	8.1%	290%	22%	0.75%	1.33%	298	1.23	8.7	—
Unity Bancorp Inc.	UNTY	2,876	108.9%	11.6%	226%	20%	0.59%	2.07%	558	1.68	11.0	9.7
Citizens & Northern Corp.	CZNC	2,664	89.9%	9.2%	250%	23%	0.95%	1.12%	339	1.42	11.9	9.3
Orange County Bancorp Inc.	OBT	2,636	84.9%	10.0%	374%	31%	0.46%	1.27%	387	1.46	10.7	9.1
Parke Bancorp Inc.	PKBK	2,172	111.8%	14.5%	228%	11%	0.65%	2.00%	293	0.94	8.9	—
Northeast Community Bancorp	NECB	2,056	123.6%	16.7%	536%	19%	0.03%	2.33%	331	0.97	7.3	6.9
First United Corp.	FUNC	2,024	89.2%	9.3%	173%	26%	0.47%	1.36%	266	1.42	10.6	9.7
75th Percentile		$3,550	89.7%	10.8%	228%	24%	0.35%	1.95%	$530	1.50	10.8	9.6
Median		$2,966	96.4%	9.8%	262%	21%	0.48%	1.55%	$414	1.41	9.7	9.2
25th Percentile		$2,520	105.7%	9.0%	326%	20%	0.67%	1.32%	$323	1.21	8.6	8.9
LINKBANCORP Inc.		$3,122	92.1%	7.6%	358%	24%	0.77%	1.13%⁽¹⁾	$313	1.37	10.2x⁽¹⁾	8.7

Source: S&P Global Market Intelligence, FactSet.
Note: Market data as of 12/17/2025. Data as of 2025Q3. Bank-level regulatory data used where consolidated BHC data not available. Pricing multiples less than 0.0x or greater than 30.0x considered not meaningful or “NM”. Core defined by S&P Global Market Intelligence for peers, GAAP data used where Core per S&P Global Market Intelligence unavailable.
(1)
Core assumes a normalized provision and adjusts for nonrecurring items using data sourced from S&P Global Market Intelligence and company documents; utilizes a normalized corporate tax rate of 21%.

Relevant Nationwide Major Exchange-Traded Public Companies Analysis — Burke & Herbert
Stephens compared the financial condition, operating statistics and market valuation of Burke & Herbert to certain nationwide major exchange-traded public companies selected by Stephens and their respective public trading values. Stephens selected the companies outlined below because their relative asset size and financial performance, among other factors, were reasonably similar to Burke & Herbert; however, no selected company below was identical or directly comparable to Burke & Herbert. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading values of the relevant public companies. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using relevant public company data.
Stephens selected the following public companies based on the criteria set forth below:
Includes nationwide banks and thrifts traded on NYSE, NYSEAM, NASDAQGS, NASDAQGM, and NASDAQCM exchanges, with total assets as of the quarter ended 9/30/2025 between $7.0 billion and $10.0 billion, excluding mutuals, entities crossing $10 billion in assets (FSUN and PRK), NYC-focused banks (PGC, KRNY, FFIC, and MCB), niche business models (TBBK, AMAL, and CASH), and ethnic focused banks (HAFC and PFBC).
TriCo Bancshares (TCBK)	Univest Financial Corp. (UVSP)
S&T Bancorp Inc. (STBA)	Tompkins Financial Corporation (TMP)
Byline Bancorp Inc. (BY)	German American Bancorp Inc. (GABC)
Origin Bancorp Inc. (OBK)	Southside Bancshares Inc. (SBSI)
Capitol Federal Financial Inc (CFFN)	CNB Financial Corp. (CCNE)
Peoples Bancorp Inc. (PEBO)	Bus. First Bancshares Inc. (BFST)
QCR Holdings Inc. (QCRH)	First Mid Bancshares (FMBH)
Stock Yards Bancorp Inc. (SYBT)	Central Pacific Financial Corp (CPF)
1st Source Corp. (SRCE)	Republic Bancorp Inc. (RBCA.A)
Nicolet Bankshares Inc. (NIC)	Heritage Financial Corp. (HFWA)
To perform this analysis, Stephens reviewed publicly available financial information as of and for the last twelve month period ended September 30, 2025, or the most recently reported period available, and the market trading multiples of the selected public companies based on December 17, 2025 closing prices. The financial data included in the table presented below may not correspond precisely to the data reported in historical financial statements as a result of the assumptions and methods used by Stephens to compute the financial data presented. The table below contains information reviewed and utilized by Stephens in its analysis:
Company	Ticker	Total Assets ($M)	Loans / Deposits (%)	TCE / TA (%)	CRE / TRBC (%)	NIB / Total Deposits (%)	NPAs / Assets (%)	Core ROAA (%)	Market Cap ($M)	Price
										Tang. BV (x)	LTM Core EPS (x)	2026E EPS (x)
TriCo Bancshares	TCBK	$9,879	84.1%	10.4%	306%	31%	0.66%	1.46%	$1,619	1.62	13.6	12.4
S&T Bancorp Inc.	STBA	9,817	100.7%	11.6%	280%	28%	0.51%	1.43%	1,626	1.47	12.1	12.1
Byline Bancorp Inc.	BY	9,812	95.3%	10.7%	142%	25%	0.60%	1.59%	1,411	1.37	10.3	10.5

Company	Ticker	Total Assets ($M)	Loans / Deposits (%)	TCE / TA (%)	CRE / TRBC (%)	NIB / Total Deposits (%)	NPAs / Assets (%)	Core ROAA (%)	Market Cap ($M)	Price
										Tang. BV (x)	LTM Core EPS (x)	2026E EPS (x)
Origin Bancorp Inc.	OBK	9,791	90.5%	10.9%	207%	24%	0.91%	0.14%	1,220	1.15	14.3	10.7
Capitol Federal Financial Inc	CFFN	9,779	123.4%	10.6%	166%	9%	0.49%	0.77%	951	0.90	13.8	12.0
Peoples Bancorp Inc.	PEBO	9,624	88.2%	8.5%	179%	20%	0.41%	1.39%	1,130	1.43	10.0	9.5
QCR Holdings Inc.	QCRH	9,568	97.3%	10.0%	318%	13%	0.45%	1.59%	1,455	1.56	11.9	10.9
Stock Yards Bancorp Inc.	SYBT	9,307	90.7%	9.2%	251%	21%	0.20%	1.60%	2,016	2.44	14.6	14.4
1st Source Corp.	SRCE	9,057	94.1%	12.8%	56%	22%	0.69%	1.94%	1,613	1.40	10.6	10.3
Nicolet Bankshares Inc.	NIC	9,029	90.5%	9.6%	154%	24%	0.21%	1.90%	1,951	2.38	13.5	11.0
Univest Financial Corp.	UVSP	8,574	94.1%	9.0%	222%	19%	0.60%	1.22%	980	1.31	11.6	10.8
Tompkins Financial Corporation	TMP	8,469	89.2%	8.3%	306%	27%	0.62%	1.14%	1,107	1.57	13.0	10.5
German American Bancorp Inc.	GABC	8,401	82.5%	8.9%	206%	28%	0.28%	1.75%	1,546	2.18	13.0	11.3
Southside Bancshares Inc.	SBSI	8,383	68.5%	7.7%	261%	20%	0.10%	1.16%	968	1.52	13.9	10.4
CNB Financial Corp.	CCNE	8,254	93.7%	8.1%	280%	16%	0.49%	0.52%	814	1.24	12.8	8.0
Bus. First Bancshares Inc.	BFST	7,954	92.5%	8.6%	252%	21%	0.78%	1.16%	831	1.23	10.6	9.2
First Mid Bancshares	FMBH	7,830	92.6%	9.0%	249%	23%	0.28%	1.33%	1,011	1.49	10.0	10.0
Central Pacific Financial Corp	CPF	7,421	81.6%	7.9%	175%	29%	0.19%	1.08%	883	1.49	11.7	10.4
Republic Bancorp Inc.	RBCA.A	7,015	99.7%	14.9%	122%	23%	0.33%	1.70%	1,449	1.38	11.4	12.2
Heritage Financial Corp.	HFWA	7,012	81.4%	9.8%	280%	28%	0.21%	1.14%	872	1.30	12.6	13.0
75th Percentile		$9,663	87.2%	10.6%	172%	27%	0.26%	1.60%	$1,563	1.56	13.5	12.0
Median		$8,802	91.6%	9.4%	236%	23%	0.47%	1.36%	$1,175	1.45	12.4	10.7
25th Percentile		$8,179	94.4%	8.6%	280%	20%	0.61%	1.14%	$964	1.31	11.2	10.4
Burke & Herbert Finl Svcs Corp		$7,889	86.7%	9.4%	325%	21%	1.12%	1.48%⁽¹⁾	$1,044	1.42	9.5x⁽¹⁾	9.1

Source: S&P Global Market Intelligence, FactSet.
Note: Market data as of 12/17/2025. Data as of 2025Q3 unless otherwise stated. Bank-level regulatory data used where consolidated BHC data not available. Pricing multiples less than 0.0x or greater than 30.0x considered not meaningful or “NM”. Core defined by S&P Global Market Intelligence for peers, GAAP data used where Core per S&P Global Market Intelligence unavailable.
(1)
Core assumes a normalized provision and adjusts for nonrecurring items using data sourced from S&P Global Market Intelligence and company documents; utilizes a normalized corporate tax rate of 21%.

Relative Implied Valuation Analysis
Stephens compared the range of implied equity values of LNKB and Burke & Herbert on a price to tangible book value per share basis and on a price to earnings per share basis as set forth in the sections entitled “Relevant Nationwide Major Exchange-Traded Public Companies Analysis — LNKB,” and “Relevant Nationwide Major Exchange-Traded Public Companies Analysis — Burke & Herbert.” Based upon these ranges of implied equity values, Stephens calculated a range of implied exchange ratios of a share of common stock of Burke & Herbert to a share of common stock of LNKB (i) by dividing the equity value of LNKB implied by the 25th percentile of (a) the Current Price to Tangible Book Value Per Share multiple and (b) the Current Price to 2026 estimated Earnings Per Share multiple, in each case, as set forth in the section entitled “Relevant Nationwide Major Exchange-Traded Public Companies Analysis — LNKB” by the equity value of Burke & Herbert implied by the 75th percentile of (y) the Current Price to Tangible Book Value Per Share multiple and (z) the Current Price to 2026 estimated Earnings Per Share multiple, respectively, in each case, as set forth in the section entitled “Relevant Nationwide Major Exchange-Traded Public Companies Analysis — Burke & Herbert” to calculate a low-end of the implied exchange ratio and (ii) by dividing the equity value of LNKB implied by the 75th percentile of (a) the Current Price to Tangible Book Value Per Share multiple and (b) the Current Price to 2026 estimated Earnings Per Share multiple, in each case, as set forth in the section entitled “Relevant Nationwide Major Exchange-Traded Public Companies Analysis — LNKB” by the equity value of Burke & Herbert implied by the 25th percentile of (y) the Current Price to Tangible Book Value Per Share multiple and (z) the Current Price to 2026 estimated Earnings Per Share multiple, respectively, in each case, as set forth in the section entitled “Relevant Nationwide Major Exchange-Traded Public Companies Analysis — Burke & Herbert” to calculate a high-end of the implied exchange ratio.
Comparison of Public Trading Multiples	Range of Implied Exchange Ratios
Current P/TBV	0.0984x – 0.1372x
P/Estimated 2026 Earnings	0.0958x – 0.1370x
Relevant Mid-Atlantic and Virginia Transactions Analysis
Stephens reviewed certain publicly available transaction multiples and related financial data for transactions announced since January 1, 2022, where the target was headquartered in the Mid-Atlantic (DE, DC, MD, NJ, NY, and PA) or Virginia, where (i) the deal value was publicly disclosed, and (ii) the target’s assets were between $1 billion and $5 billion, excluding any Merger of Equals (as defined by S&P Global Market Intelligence). The following transactions were selected by Stephens because each target’s relative asset size, financial performance and operations, among other factors, was reasonably similar to LNKB; however, no selected company or transaction below was identical or directly comparable to LNKB or the proposed merger (in each transaction, the acquirer is listed first, the target is listed second and the transaction announcement date is noted parenthetically):
•
Fulton Financial Corporation / Blue Foundry Bancorp (11/24/2025)

•
TowneBank / Old Point Financial Corporation (04/03/2025)

•
CNB Financial Corporation / ESSA Bancorp, Inc. (01/10/2025)

•
Northwest Bancshares, Inc. / Penns Woods Bancorp, Inc. (12/17/2024)

•
NBT Bancorp Inc. / Evans Bancorp, Inc. (09/09/2024)

•
ConnectOne Bancorp Inc. / The First of Long Island Corp. (09/05/2024)

•
Peoples Financial Services Corp. / FNCB Bancorp, Inc. (09/27/2023)

•
Atlantic Union Bankshares Corp. / American National Bankshares Inc. (07/25/2023)

•
First Bank / Malvern Bancorp, Inc. (12/14/2022)

•
First Commonwealth Financial / Centric Financial Corp. (08/30/2022)

•
Brookline Bancorp, Inc. / PCSB Financial Corporation (05/24/2022)

•
Farmers National Banc Corp. / Emclaire Financial Corp. (03/24/2022)

•
Fulton Financial Corporation / Prudential Bancorp, Inc. (03/02/2022)

Stephens considered these selected transactions to be reasonably similar, but not identical or directly comparable, to the proposed merger. A complete analysis involves complex considerations and qualitative judgments concerning differences in the selected transactions and other factors that could affect the transaction values in those selected transactions as compared with the proposed merger. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using selected transaction data. Stephens compared certain proposed transaction multiples of the proposed merger to the 25th percentile, median and 75th percentile transaction multiples of the selected transactions:

Acquirer	Target	Annc. Date	Deal Value ($M)	Transaction Multiples			Target Financial Data
				Target Price/ TBV (x)	Price/ LTM EPS (x)	Core Deposit Prem. (%)	Total Assets ($M)	TCE/ TA (%)	NPAs/ Assets (%)	LTM ROAA (%)
Fulton Financial Corp.	Blue Foundry Bancorp	11/24/25	$243	0.77	NM	(7.7)%	$2,156	14.6%	0.5%	(0.44)%
TowneBank	Old Point Financial Corp.	4/3/25	202	1.75	20.2	7.7%	1,451	8.0%	0.2%	0.68%
CNB Financial Corp.	ESSA Bancorp Inc.	1/10/25	210	0.99	11.6	(0.4)%	2,188	10.0%	0.6%	0.78%
Northwest Bancshares, Inc.	Penns Woods Bancorp Inc.	12/17/24	270	1.39	13.1	5.0%	2,259	8.3%	0.2%	0.88%
NBT Bancorp Inc.	Evans Bancorp Inc.	9/9/24	236	1.32	12.2	3.7%	2,257	7.8%	1.3%	0.88%
ConnectOne Bancorp Inc.	The Frst of Long Island Corp.	9/5/24	281	0.74	12.7	(3.1)%	4,209	8.9%	0.1%	0.52%
Peoples Financial Services	FNCB Bancorp Inc.	9/27/23	128	1.02	8.0	0.3%	1,862	6.7%	0.3%	0.91%
Atlantic Union Bkshs Corp.	American National Bankshares	7/25/23	444	1.85	13.2	8.4%	3,113	7.9%	0.0%	1.09%
First Bank	Malvern Bancorp Inc	12/14/22	150	1.02	21.4	0.6%	1,044	14.0%	0.6%	0.63%
First Commonwealth Financial	Centric Financial Corp.	8/30/22	138	1.31	14.8	4.8%	1,036	9.6%	1.2%	0.85%
Brookline Bancorp Inc.	PCSB Financial Corp.	5/24/22	320	1.18	20.3	3.3%	1,985	13.7%	0.4%	0.79%
Farmers National Banc Corp.	Emclaire Financial Corp	3/24/22	107	1.42	10.4	4.1%	1,060	7.0%	0.3%	0.95%
Fulton Financial Corp.	Prudential Bancorp Inc.	3/2/22	138	1.07	17.9	1.7%	1,084	11.8%	1.2%	0.69%
75th Percentile			$270	1.39	18.5	4.8%	$2,257	11.8%	0.2%	0.88%
Median			$210	1.18	13.1	3.3%	$1,985	8.9%	0.4%	0.79%
25th Percentile			$138	1.02	12.0	0.3%	$1,084	7.9%	0.6%	0.68%
Burke & Herbert Finl Svcs Corp	LINKBANCORP Inc.		$354	1.52	11.4⁽¹⁾	5.7%	$3,122	7.6%	0.8%	1.06%⁽¹⁾

Source: S&P Global Market Intelligence, Company Documents.
Pricing multiples less than 0.0x or greater than 30.0x considered not meaningful, or “NM”.
Only includes whole bank M&A. Note: Bank-level regulatory data used for target financial data where BHC data unavailable.
(1)
Assumes a normalized provision and adjusts for nonrecurring items using data sourced from S&P Global Market Intelligence and company documents; Utilizes a normalized corporate tax rate of 21%.

Relevant Select Recent Pennsylvania Transactions Analysis
Stephens reviewed certain publicly available transaction multiples and related financial data for select transactions announced since January 1, 2020, with the target headquartered in Pennsylvania, excluding transactions where deal value was less than $30 million or greater than $1 billion (The Bank of Princeton / Noah Bank and Raymond James Financial, Inc. / TriState Capital Holdings, Inc.), excluding mutual buyer transactions (Dollar Mutual Bancorp / Standard AVB Financial Corp.) and any Merger of Equals (as defined by S&P Global Market Intelligence). The following transactions were selected by Stephens because each target’s relative asset size, financial performance and operations, among other factors, was reasonably similar to LNKB; however, no selected company or transaction below was identical or directly comparable to LNKB or the proposed merger (in each transaction, the acquirer is listed first, the target is listed second and the transaction announcement date is noted parenthetically):
•
QNB Corp. / The Victory Bancorp (09/23/2025)

•
Norwood Financial Corp / PB Bankshares, Inc. (07/07/2025)

•
Citizens & Northern Corporation / Susquehanna Community Financial, Inc. (04/23/2025)

•
CNB Financial Corporation / ESSA Bancorp, Inc. (01/10/2025)

•
Northwest Bancshares, Inc. / Penns Woods Bancorp, Inc. (12/17/2024)

•
Mid Penn Bancorp, Inc. / William Penn Bancorporation (11/01/2024)

•
ACNB Corporation / Traditions Bancorp, Inc. (07/24/2024)

•
Peoples Financial Services Corp. / FNCB Bancorp, Inc. (09/27/2023)

•
First Bank / Malvern Bancorp, Inc. (12/14/2022)

•
Citizens Financial Services, Inc. / HV Bancorp Inc. (10/19/2022)

•
First Commonwealth Financial Corporation / Centric Financial Corporation (08/30/2022)

•
Farmers National Banc Corp. / Emclaire Financial Corp. (03/24/2022)

•
Fulton Financial Corporation / Prudential Bancorp, Inc. (03/02/2022)

•
Mid Penn Bancorp, Inc. / Riverview Financial Corporation (06/30/2021)

•
WSFS Financial Corporation / Bryn Mawr Bank Corporation (03/10/2021)

•
Fidelity D & D Bancorp, Inc. / Landmark Bancorp, Inc. (02/26/2021)

Stephens considered these selected transactions to be reasonably similar, but not identical or directly comparable, to the proposed merger. A complete analysis involves complex considerations and qualitative judgments concerning differences in the selected transactions and other factors that could affect the transaction values in those selected transactions as compared with the proposed merger. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using selected transaction data. Stephens compared certain proposed transaction multiples of the proposed merger to the 25th percentile, median and 75th percentile transaction multiples of the selected transactions:
				Transaction Multiples			Target Financial Data
Acquirer	Target	Annc. Date	Deal Value ($M)	Target Price/ TBV (x)	Price/ LTM EPS (x)	Core Deposit Prem. (%)	Total Assets ($M)	TCE/ TA (%)	NPAs/ Assets (%)	LTM ROAA (%)
QNB Corp.	The Victory Bancorp	9/23/25	$39	1.26	16.4	3.6%	$477	6.5%	—	0.51%
Norwood Financial Corp.	PB Bankshares	7/7/25	55	1.07	24.9	3.6%	467	10.6%	0.2%	0.43%
Citizens & Northern Corp.	Susquehanna Community Finl Inc	4/23/25	44	1.26	16.4	2.1%	598	5.9%	0.2%	0.45%
CNB Financial Corp.	ESSA Bancorp Inc.	1/10/25	210	0.99	11.6	(0.4)%	2,188	10.0%	0.6%	0.78%
Northwest Bancshares, Inc.	Penns Woods Bancorp Inc.	12/17/24	270	1.39	13.1	5.0%	2,259	8.3%	0.2%	0.88%
Mid Penn Bancorp Inc.	William Penn Bancorp.	11/1/24	126	1.01	NM	1.0%	812	15.2%	0.4%	(0.00)%
ACNB Corp.	Traditions Bancorp	7/24/24	87	1.28	16.4	3.1%	859	7.8%	0.5%	0.62%
Peoples Financial Services	FNCB Bancorp Inc.	9/27/23	128	1.02	8.0	0.3%	1,862	6.7%	0.3%	0.91%
First Bank	Malvern Bancorp Inc	12/14/22	150	1.02	21.4	0.6%	1,044	14.0%	0.6%	0.63%
Citizens Financial Services	HV Bancorp Inc.	10/19/22	68	1.55	21.8	5.7%	571	7.2%	0.5%	0.49%
First Commonwealth Financial	Centric Financial Corp.	8/30/22	138	1.31	14.8	4.8%	1,036	9.6%	1.2%	0.85%
Farmers National Banc Corp.	Emclaire Financial Corp	3/24/22	107	1.42	10.4	4.1%	1,060	7.0%	0.3%	0.95%
Fulton Financial Corp.	Prudential Bancorp Inc.	3/2/22	138	1.07	17.9	1.7%	1,084	11.8%	1.2%	0.69%
Mid Penn Bancorp Inc.	Riverview Financial Corp.	6/30/21	125	1.21	12.2	2.3%	1,215	8.5%	1.0%	0.75%
WSFS Financial Corp.	Bryn Mawr Bank Corp.	3/10/21	990	2.29	29.8	13.6%	5,432	8.1%	0.2%	0.64%
Fidelity D & D Bancorp Inc.	Landmark Bancorp Inc.	2/26/21	44	1.21	NM	3.0%	354	10.2%	0.4%	0.38%
75th Percentile			$141	1.33	20.5	4.3%	$1,377	10.3%	0.2%	0.79%
Median			$125	1.24	16.4	3.1%	$1,040	8.4%	0.4%	0.64%
25th Percentile			$64	1.06	12.4	1.6%	$591	7.2%	0.6%	0.48%
Burke & Herbert Finl Svcs Corp	LINKBANCORP Inc.		$354	1.52	11.4⁽¹⁾	5.7%	$3,122	7.6%	0.8%	1.06%⁽¹⁾

Source: S&P Global Market Intelligence, Company Documents. Note: Transaction data as of deal announcement date; “—” means data not available or not applicable.
Pricing multiples less than 0.0x or greater than 30.0x considered not meaningful, or “NM”.
Only includes whole bank M&A. Note: Bank-level regulatory data used for target financial data where BHC data unavailable.
(1)
Assumes a normalized provision and adjusts for nonrecurring items using data sourced from S&P Global Market Intelligence and company documents; Utilizes a normalized corporate tax rate of 21%.

Discounted Cash Flow Analysis — LNKB
Stephens performed a standalone discounted cash flow analysis of LNKB to estimate a range of implied equity values for LNKB. This analysis was based on the discounted net present value of the projected after-tax free cash flows for LNKB over the projected period. In performing this analysis, Stephens used (i) financial information and data provided by LNKB, and (ii) financial forecasts and projections provided by the management team of LNKB. See the section below entitled “— Certain Unaudited Prospective Financial Information used by LNKB” for additional information regarding the unaudited prospective financial information provided to Stephens by management of LNKB and approved by LNKB for Stephens’ use and reliance in performing its analysis. Stephens determined the range of projected after-tax free cash flows for LNKB assuming (i) the financial information, forecasts and projections described above, (ii) projected annual dividend payments based on research analysts’ consensus mean estimates through 2027, flat dividends thereafter in accordance with management guidance and additional dividends representing earnings and excess capital (if any) above a tangible common equity to tangible asset ratio of 9.0% from 2025 to 2030, and (iii) a range of standalone terminal values derived by applying price to earnings per share multiples ranging from 8.00x to 11.00x to LNKB’s projected net income for the year ending December 31, 2030. To reconcile net income to future cash flow, Stephens applied adjustments for (a) a pre-tax opportunity cost of cash of 4.0% and (b) a marginal tax rate of 21%.
In selecting the terminal price to earnings multiples range for LNKB, Stephens considered the trading multiples of LNKB and of the comparable publicly traded companies discussed in the sections entitled “Relevant Nationwide Major Exchange-Traded Public Companies Analysis — LNKB” and “Relevant Mid-Atlantic Major Exchange-Traded Public Companies Analysis — LNKB.” Exercising its professional judgment, Stephens selected a range of 8.00x to 11.00x as the terminal price to earnings per share multiples range. The following table summarizes the range of terminal values of LNKB that Stephens calculated based upon LNKB’s estimated net income for the year ending December 31, 2030, and the range of terminal price to earnings per share multiples of 8.00x to 11.00x:
2030 LINKBANCORP Net Income to Common ($M)	$48.5	$48.5	$48.5	$48.5	$48.5
x Terminal Multiple	8.00x	8.75x	9.50x	10.25x	11.00x
Terminal Value ($M)	$388.1	$424.4	$460.8	$497.2	$533.6
Stephens then discounted the range of projected after-tax free cash flows to present value using discount rates ranging from 12.00% to 14.00%, which Stephens selected to reflect its estimate of LNKB’s cost of equity. Based on this analysis, Stephens derived an implied intrinsic aggregate value range for LNKB of $6.76 per share to $9.37 per share.
The discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, capital levels, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of LNKB. The actual results may vary from the projected results, any of these assumptions might not be realized in future operations and the variations may be material.
Discounted Cash Flow Analysis — Burke & Herbert
Stephens performed a standalone discounted cash flow analysis of Burke & Herbert to estimate a range of implied equity values for Burke & Herbert. This analysis was based on the discounted net present value of the projected after-tax free cash flows for Burke & Herbert over the projected period. In performing this analysis, Stephens used (i) financial information and data provided by Burke & Herbert, and (ii) financial forecasts and projections provided by the management team of Burke & Herbert. See the section below entitled “— Certain Unaudited Prospective Financial Information used by LNKB” for additional information regarding the unaudited prospective financial information provided to Stephens by management of Burke & Herbert and approved by LNKB for Stephens’ use and reliance in performing its analysis. Stephens determined the range of projected after-tax free cash flows for Burke & Herbert assuming (i) the financial information, forecasts and projections described above, (ii) projected annual dividend payments based on research analysts’ consensus mean estimates through 2027, flat dividends thereafter in accordance with management guidance and additional dividends representing earnings and excess capital (if any) above a tangible common equity to tangible asset ratio of 9.0% from 2025 to 2030, and (iii) a range of standalone terminal values derived by applying price to earnings per share multiples ranging from 8.00x to 12.00x to Burke & Herbert’s projected net income for the year ending December 31, 2030. To reconcile net income to future cash flow, Stephens applied adjustments for (a) a pre-tax opportunity cost of cash of 4.0% and (b) a marginal tax rate of 21%.
In selecting the terminal price to earnings per share multiples range for Burke & Herbert, Stephens considered the trading multiples of Burke & Herbert and of the comparable publicly traded companies discussed in the section entitled “Relevant Nationwide Major Exchange-Traded Public Companies Analysis — Burke & Herbert.” Exercising its professional judgment, Stephens selected a range of 8.00x to 12.00x as the terminal price to earnings per share multiples range. The following table summarizes the range of terminal values of Burke & Herbert that Stephens calculated based upon Burke & Herbert’s estimated net income for the year ending December 31, 2030, and the range of terminal price to earnings per share multiples of 8.00x to 12.00x:
2030 Burke & Herbert Net Income to Common ($M)	$131.3	$131.3	$131.3	$131.3	$131.3
x Terminal Multiple	8.00x	9.00x	10.00x	11.00x	12.00x
Terminal Value ($M)	$1,050.2	$1,181.4	$1,312.7	$1,444.0	$1,575.3
Stephens then discounted the range of projected after-tax free cash flows to present value using discount rates ranging from 10.00% to 12.00%, which Stephens selected to reflect its estimate of Burke & Herbert’s cost of equity. Based on this analysis, Stephens derived an implied intrinsic aggregate value range for Burke & Herbert of $61.41 per share to $87.18 per share.
The discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, capital levels, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Burke & Herbert. The actual results may vary from the projected results, any of these assumptions might not be realized in future operations and the variations may be material.
Discounted Cash Flow Analysis — Implied Exchange Ratio
Stephens reviewed the ranges of implied per share values indicated by the discounted cash flow analysis for each of LNKB and Burke & Herbert and calculated a range of implied exchange ratios by dividing (i) the maximum implied per share value of LNKB’s common stock indicated by the discounted cash flow analysis by the minimum implied per share value of Burke & Herbert’s common stock indicated by the discounted cash flow analysis to calculate a high end implied exchange ratio and (ii) the minimum implied per share value of LNKB’s common stock indicated by the discounted cash flow analysis by the maximum implied per share value of Burke & Herbert’s common stock indicated by the discounted cash flow analysis to calculate a low end implied exchange ratio. The range of implied exchange ratios resulting from this analysis is summarized in the table below:
	Implied Per Share Value				Implied Exchange Ratio
	LINKBANCORP		Burke & Herbert
	Low	High	Low	High	Low	High
Net Present Value per Share	$6.76	$9.37	$61.41	$87.18	0.0776x	0.1526x
Exchange Ratio in Transaction					0.1350x

Miscellaneous
The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Stephens considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the results from any particular analysis described above should not be taken to be the view of Stephens.
In performing its analyses, Stephens made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of LNKB. The analyses performed by Stephens are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty.
Stephens is serving as financial adviser to LNKB in connection with the proposed merger and is entitled to receive from LNKB reimbursement of its expenses and a fee in the amount of 1.35% of the aggregate transaction consideration, determined on the basis of the last closing price in the principal public market for such securities immediately prior to the initial public announcement of the transaction, for Stephens’ services as financial advisor to LNKB which fee is estimated to be approximately $4.8 million, a significant portion of which is contingent upon the consummation of the proposed merger. Stephens also received a fee in the amount of $500,000 from LNKB upon rendering its fairness opinion, which opinion fee will be credited in full against the fee which will become payable to Stephens upon the closing of the proposed merger. LNKB has also agreed to indemnify Stephens against certain claims and liabilities that could arise out of Stephens’ engagement, including certain liabilities that could arise out of Stephens’ providing its opinion.
Stephens issues periodic research reports regarding the business and prospects of LNKB, and Stephens makes a market in the stock of LNKB. Stephens has previously provided investment banking services to LNKB, including, but not limited to, in connection with the initial public offering of the common stock of LNKB and with LNKB’s acquisition of Partners Bancorp and divestiture of certain bank branches following such acquisition, and we received customary fees for providing such investment banking services to LNKB. In the two years preceding the date of Stephens’ opinion, Stephens did not provide investment banking or financial advisory services to Burke & Herbert for which Stephens received compensation. Stephens expects to pursue future investment banking services assignments with participants in the proposed merger.
In the ordinary course of its business, Stephens and its affiliates and employees at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt, equity or derivative securities of participants in the proposed merger.
Certain Unaudited Prospective Financial Information
Burke & Herbert and LNKB do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain expected financial results and operational metrics for the current year and certain future years in their respective regular earnings press releases and other investor materials.
However, Burke & Herbert and LNKB are including in this joint proxy statement/prospectus certain unaudited prospective financial information for Burke & Herbert and LNKB that was made available as described below. We refer to this information collectively as the “prospective financial information”. A summary of certain significant elements of this information is included in this joint proxy statement/prospectus solely for the purpose of providing holders of Burke & Herbert common stock and holders of LNKB common stock access to certain information made available to Burke & Herbert and LNKB and their respective boards of directors and financial advisors.

None of Burke & Herbert, LNKB or any of their respective affiliates or advisors endorses the prospective financial information as necessarily predictive of actual future results. Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Burke & Herbert and LNKB operate and the risks and uncertainties described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” and in the reports that Burke & Herbert and LNKB file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Burke & Herbert and LNKB and will be beyond the control of the continuing corporation. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the management of Burke & Herbert or LNKB could or might take during these time periods. In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. The inclusion in this joint proxy statement/prospectus of the prospective financial information below should not be regarded as an indication that Burke & Herbert, LNKB or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any holders of Burke & Herbert common stock or holders of LNKB common stock, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information, or that it should be construed as financial guidance, and it should not be relied on as such. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on Burke & Herbert or LNKB of the merger, and does not attempt to predict or suggest actual future results of the continuing corporation or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the continuing corporation as a result of the merger (except as expressly set forth in the section entitled “— Certain Estimated Synergies Attributable to the Merger”), the effect on Burke & Herbert or LNKB of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger (except as expressly set forth below). Further, the prospective financial information does not consider the effect of any failure of the merger to occur. No assurances can be given that if the prospective financial information had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the continuing corporation would operate after the merger.
The prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure (except for publicly available mean analyst total assets and earnings per share estimates) or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles. No independent registered public accounting firm has audited, reviewed, examined, compiled or applied any procedures with respect to the prospective financial information and, accordingly, no independent public accounting firm has expressed any opinion or given any other form of assurance with respect thereto or its achievability.
Consensus “Street Forecasts” used by Burke & Herbert
The following tables present certain publicly available mean analyst consensus Street Forecasts for (i) Burke & Herbert’s total assets as of June 30, 2026 (the assumed closing date of the transaction), December 31, 2026 and 2027 and net income available to Burke & Herbert’s common shareholders for the fiscal years ending December 31, 2025, 2026, and 2027, and (ii) LNKB’s total assets as of June 30, 2026 (the assumed closing date of the transaction), December 31, 2026 and 2027 and net income available to LNKB’s common shareholders for the fiscal years ending December 31, 2025, 2026, and 2027 ((i) and (ii) collectively referred to as the “Street Forecasts used by Burke & Herbert”). The Street Forecasts used by Burke & Herbert were approved by Burke & Herbert for KBW’s use and reliance and were used by KBW at the direction of Burke & Herbert for purposes of performing financial analyses in connection with KBW’s opinion as described in the section entitled “The Merger — Opinion of Burke & Herbert’s Financial Advisor.”
Street Forecasts used by Burke & Herbert for Burke & Herbert
As of	6/30/26	12/31/26	12/31/27
Balance Sheet
Total Assets ($ billions)	$8.2	$8.5	$9.0
For the Year Ended	12/31/25	12/31/26	12/31/27
Income Statement
Net Income to Common ($ millions)	$112.3	$114.9	$120.0
Street Forecasts used by Burke & Herbert for LNKB
As of	6/30/26	12/31/26	12/31/27
Balance Sheet
Total Assets ($ billions)	$3.3	$3.4	$3.7
For the Year Ended	12/31/25	12/31/26	12/31/27
Income Statement
Net Income to Common ($ millions)	$39.2	$36.1	$42.3
Long-Term Growth Rate Assumptions Provided by Burke & Herbert
For purposes of extrapolating Burke & Herbert’s and LNKB’s financial results, Burke & Herbert management directed KBW to use and rely on estimated long-term annual growth rates of 5% for Burke & Herbert’s and LNKB’s respective earnings, beginning in 2028 for purposes of performing KBW’s financial analyses in connection with its opinion as described in the section entitled “The Merger — Opinion of Burke & Herbert’s Financial Advisor.”
Certain Unaudited Prospective Financial Information Used by LNKB
Prospective Financial Information Regarding LNKB
In performing its financial analysis with respect to LNKB on a standalone basis, Stephens used the following prospective financial information regarding LNKB: (i) estimated earnings per share of $0.23 for the period from October 1, 2025 to December 31, 2025, $0.48 for the period from January 1, 2026 to June 30, 2026, $0.97 for the year ending December 31, 2026, $1.13 for the year ending December 31, 2027, and (ii) an assumed annual growth rate of 5.0% for earnings per share and assets for the period from January 1, 2028 through December 31, 2030.
The following table presents certain unaudited prospective financial information regarding LNKB on a stand-alone basis from October 1, 2025 through December 31, 2030, which Stephens used in connection with developing its financial analyses and fairness opinion.

	3 Months Ended	6 Months Ended	Full Year Projections Ended
	To Year End 12/31/2025	To Close 6/30/2026	12/31/2026	12/31/2027	12/31/2028	12/31/2029	12/31/2030
Net Income ($000s)	$8,594	$18,068	$36,137	$42,288	$44,402	$46,623	$48,954
Earnings per Share	$0.23	$0.48	$0.97	$1.13	$1.19	$1.25	$1.31
Tangible Assets ($000s)	$3,083,628	$3,197,076	$3,329,073	$3,613,194	$3,800,000	$3,996,007	$4,201,601
The foregoing prospective financial information regarding LNKB reflects mean research analysts’ consensus estimates through the year ending December 31, 2027, and assumptions thereafter that were provided by the management team of LNKB and approved by LNKB for Stephens’ use and reliance in connection with developing its financial analyses and fairness opinion.
Prospective Financial Information Regarding Burke & Herbert
In performing its financial analysis with respect to Burke & Herbert on a standalone basis, Stephens used the following prospective financial information regarding Burke & Herbert: (i) estimated earnings per share of $1.86 for the period from October 1, 2025 to December 31, 2025, $3.81 for the period from January 1, 2026 to June 30, 2026, $7.62 for the year ending December 31, 2026, $7.92 for the year ending December 31, 2027, and (ii) an assumed annual growth rate of 5.0% for earnings per share and assets for the period from January 1, 2028 through December 31, 2030.
The following table presents certain unaudited prospective financial information regarding Burke & Herbert on a stand-alone basis from October 1, 2025 through December 31, 2030, which Stephens used in connection with developing its financial analyses and fairness opinion.
	3 Months Ended	6 Months Ended	Full Year Projections Ended
	To Year End 12/31/2025	To Close 6/30/2026	12/31/2026	12/31/2027	12/31/2028	12/31/2029	12/31/2030
Net Income ($000s)	$25,953	$57,425	$114,850	$119,990	$125,990	$132,289	$138,903
Earnings per Share	$1.86	$3.81	$7.62	$7.92	$8.31	$8.73	$9.16
Tangible Assets ($000s)	$7,892,104	$8,108,153	$8,428,450	$8,965,251	$9,424,307	$9,903,451	$10,404,629
The foregoing prospective financial information regarding Burke & Herbert reflects mean research analysts’ consensus estimates through the year ending December 31, 2027, and assumptions thereafter that were provided by the management team of Burke & Herbert and were approved by LNKB for Stephens’ use and reliance in connection with developing its financial analyses and fairness opinion.
Certain Estimated Synergies Attributable to the Merger
The management of Burke & Herbert developed and provided to the Burke & Herbert board of directors’ certain prospective financial information relating to certain strategic, financial and operational benefits, including associated costs, anticipated to result from the merger to be realized by the continuing corporation. Such prospective financial information, which we refer to in this “— Certain Estimated Synergies Attributable to the Merger” section as the “Synergy Estimates,” was also provided to KBW and approved by Burke & Herbert for KBW’s use and reliance and in connection with KBW’s financial analyses performed in connection with KBW’s opinion as described in the section entitled “The Merger — Opinion of Burke & Herbert’s Financial Advisor” and, in turn, was provided to LNKB and Stephens and approved by LNKB for Stephens’ use and reliance in the financial analyses performed in connection with Stephens’ opinion as described in the section entitled “The Merger — Opinion of LNKB’s Financial Advisor.”
The cost synergies consisted of estimated 37.5% of LNKB’s non-interest expenses, phased in approximately 75% in 2026 and 100% in 2027. The total one-time after-tax expenses in connection with the merger were estimated to be $41.3 million. See above in this section for further information regarding the uncertainties underlying the synergy estimates as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” for further information regarding the uncertainties and factors associated with realizing synergies in connection with the merger.
Prospective Financial Information
The stand-alone prospective financial information for Burke & Herbert and LNKB was prepared separately and the different estimates are not intended to be added together. Adding the prospective financial information together for the two companies is not intended to represent the results the continuing corporation will achieve if the merger is completed and is not intended to represent forecasted financial information for the continuing corporation if the merger is completed.
By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither Burke & Herbert nor LNKB, nor any of their respective representatives or advisors has made or makes any representation to any person regarding the ultimate performance of Burke & Herbert or LNKB compared to the information contained in the prospective financial information. None of Burke & Herbert, LNKB or their respective advisors, and after completion of the merger, the continuing corporation, undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, or to reflect changes in general economic or industry conditions. None of Burke & Herbert, LNKB or their respective advisors or other representatives has made, makes or is authorized in the future to make any representation to any Burke & Herbert shareholder or LNKB shareholder or other person regarding Burke & Herbert’s or LNKB’s ultimate performance compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. The prospective financial information included above is provided because it was made available to and considered or used by Burke & Herbert and LNKB and their respective boards of directors in connection with the merger and was used by KBW and Stephens for purposes of performing their financial analysis in connection with their respective opinions described in the sections entitled “The Merger — Opinion of Burke & Herbert’s Financial Advisor” and “The Merger — Opinion of LNKB’s Financial Advisor,” respectively.
In light of the foregoing, and considering that the Burke & Herbert and LNKB special meetings will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Burke & Herbert shareholders and LNKB shareholders are cautioned not to place unwarranted reliance on such information, and are urged to review Burke & Herbert’s and LNKB’s most recent SEC filings for a description of their reported financial results and the financial statements of Burke & Herbert and LNKB incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.” The prospective financial information summarized in this section is not included in this joint proxy statement/prospectus in order to induce any holder of Burke & Herbert common stock to vote in favor of the Burke & Herbert merger proposal or any of the other proposals to be voted on at the Burke & Herbert special meeting or to induce any holder of LNKB common stock to vote in favor of the LNKB merger proposal or any of the other proposals to be voted on at the LNKB special meeting.
Interests of Certain Burke & Herbert Directors and Executive Officers in the Merger
In considering the recommendation of the Burke & Herbert board of directors to vote for the Burke & Herbert merger proposal, Burke & Herbert shareholders should be aware that the directors and executive officers of Burke & Herbert may have interests in the merger, including financial interests, that are different from, or in addition to, the interests of Burke & Herbert shareholders generally and that may create potential conflicts of interest. The Burke & Herbert board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger agreement, and in recommending to Burke & Herbert shareholders that they vote to approve the Burke & Herbert merger proposal. For more information, see “— Background of the Merger” beginning on page 54 and “— Burke & Herbert’s Reasons for the Merger; Recommendation of Burke & Herbert’s Board of Directors” beginning on page 59.

These interests include that all fifteen of the current Burke & Herbert directors will continue to serve on the Burke & Herbert board of directors.
Interests of Certain LNKB Directors and Executive Officers in the Merger
In considering the recommendations of the LNKB board of directors that LNKB shareholders vote in favor of the LNKB merger proposal, LNKB shareholders should be aware that LNKB’s directors and executive officers may have interests in the merger that are different from, or are in addition to, the interests of LNKB shareholders generally. The LNKB board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger agreement, and in recommending to LNKB shareholders that they vote to approve the LNKB merger proposal. For more information, see “— Background of the Merger” beginning on page 54 and “— LNKB’s Reasons for the Merger; Recommendation of LNKB’s Board of Directors” beginning on page 75. Such interests are described in more detail below.
LNKB Directors to Join Burke & Herbert and B&H Bank Boards of Directors
As required by the merger agreement, prior to the effective time, Burke & Herbert will take all necessary actions to cause the number of directors that will comprise the full board of directors of the continuing corporation at the effective time to be increased by two members (or less to the extent there are vacant seats), and shall appoint to the board of directors of the continuing corporation two members of the board of directors of LNKB, each of whom would qualify as an “independent director” pursuant to the listing standards of Nasdaq, as mutually agreed to Burke & Herbert and LNKB (the “LNKB continuing directors”). The Burke & Herbert board of directors will appoint each of the LNKB continuing directors for a term to expire at the next annual meeting of the shareholders of Burke & Herbert. If the effective time occurs prior to Burke & Herbert’s 2026 annual meeting of shareholders, at such annual shareholder meeting, the Burke & Herbert board of directors will nominate and recommend to Burke & Herbert’s shareholders each of the LNKB continuing directors for re-election to the Burke & Herbert board of directors to serve until the following annual shareholder meeting.
Additionally, prior to the effective time, Burke & Herbert shall cause B&H Bank to take all necessary actions to cause the number of directors that will comprise the full board of directors of the continuing bank at the effective time of the bank merger to be increased by three members (or less to the extent there are vacant seats), and will appoint to the board of directors of the continuing bank three members of the board of directors of LNKB. Two of these directors appointed to the board of directors of the continuing bank will be the LNKB continuing directors and one will be Andrew Samuel, LNKB’s Chief Executive Officer (the “LINKBANK continuing directors”). The B&H Bank board of directors shall appoint each LINKBANK continuing director for a term to expire at the next annual meeting of the sole shareholder of B&H Bank. If the effective time occurs prior to the 2026 annual meeting of the sole shareholder of B&H Bank, at such annual shareholder meeting, the sole shareholder of B&H Bank shall elect the LINKBANK continuing directors to the B&H Bank board of directors to serve until the following annual shareholder meeting.
At the effective time, Burke & Herbert will also establish a regional advisory board for the Pennsylvania region and will appoint to it certain members of the LNKB board of directors serving immediately prior to the effective time who are not LNKB continuing directors or LINKBANK continuing directors. Members of this regional advisory board for the Pennsylvania region will receive a nominal fee for attending meetings, but will otherwise not be compensated for service on the advisory board.
Non-employee members of the continuing corporation board of directors and continuing bank board of directors are expected to receive compensation consistent with the compensation paid to current non-employee directors of Burke & Herbert and B&H Bank, respectively. The compensation currently paid to non-employee directors of Burke & Herbert is described in Burke & Herbert’s Definitive Proxy Statement on Schedule 14A, which is incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 165.

Treatment of LNKB Equity Awards
The merger agreement provides that, at the effective time, each LNKB Restricted Stock Award shall, by virtue of the merger and without any action on the part of the LNKB Restricted Stock Award holder, fully vest and be converted into the right to receive the merger consideration, subject to applicable tax withholding as provided in the applicable LNKB stock plans and applicable award agreements.
The following table reflects the number of LNKB Restricted Stock Awards held by each director and executive officer of LNKB as of January 28, 2026 (which is the latest practicable date prior to this joint proxy statement/prospectus). The estimated value of the LNKB Restricted Stock Awards is based on (a) the average closing market price of Burke & Herbert common stock over the first five (5) business days following the initial public announcement of the transaction beginning on December 19, 2025, multiplied by (b) the exchange ratio of 0.1350, for an estimated value of $8.65, multiplied by (c) the number of shares subject to each LNKB Restricted Stock Award:
Directors and Executive Officers	LNKB Restricted Stock Awards (#)	Aggregate LNKB Restricted Stock Award Value ($)
Anson Flake	1,200	10,380
Debra Pierson	1,200	10,380
Diane Poillon	1,200	10,380
George Parmer	1,200	10,380
Joseph C. Michetti, Jr.	1,200	10,380
Kenneth Lehman	—	—
Kristen Snyder	1,200	10,380
Michael Clarke	—	—
Robert Wheatley	—	—
William Pommerening	1,200	10,380
Andrew Samuel	9,600	83,040
Brent Smith	4,800	41,520
Carl Lundblad	6,000	51,900
Tiffanie Horton	4,800	41,520
Kristofer Paul	3,600	31,140
Deirdre Bonora	1,200	10,380
Catherine Eisel	—	—
The merger agreement also provides that, at the effective time, each LNKB RSU Award that is outstanding immediately prior to the effective time, by virtue of the merger and without any required action on the part of LNKB or any holder of such LNKB RSU Award, shall fully vest (if unvested) and be cancelled and converted automatically into the right to receive, with respect to each share of LNKB common stock underlying the LNKB RSU Award, the merger consideration, as if such LNKB RSU Award had been settled in shares of LNKB common stock immediately prior to the effective time (the “LNKB RSU Award Consideration”), subject to applicable tax withholding as provided in the applicable LNKB stock plans and applicable award agreements.
The following table reflects the number of LNKB RSU Awards held by each director and executive officer of LNKB as of January 28, 2026 (which is the latest practicable date prior to this joint proxy statement/prospectus). The estimated value of the LNKB RSU Awards is based on (a) the average closing market price of Burke & Herbert common stock over the first five (5) business days following the initial public announcement of the transaction beginning on December 19, 2025, multiplied by (b) the exchange ratio of 0.1350, for an estimated value of $8.65, multiplied by (c) the number of shares subject to each LNKB RSU Award:

Directors and Executive Officers	LNKB RSU Awards (#)	Aggregate LNKB RSU Award Value ($)
Anson Flake	4,334	37,489
Debra Pierson	4,334	37,489
Diane Poillon	4,334	37,489
George Parmer	4,334	37,489
Joseph C. Michetti, Jr.	4,334	37,489
Kenneth Lehman	4,334	37,489
Kristen Snyder	4,334	37,489
Michael Clarke	4,334	37,489
Robert Wheatley	4,334	37,489
William Pommerening	4,334	37,489
Andrew Samuel	35,667	308,520
Brent Smith	15,334	132,639
Carl Lundblad	21,667	187,420
Tiffanie Horton	15,334	132,639
Kristofer Paul	12,001	103,809
Deirdre Bonora	12,001	103,809
Catherine Eisel	5,000	43,250
At the effective time, each LNKB Option that is outstanding immediately prior to the effective time, by virtue of the merger and without any required action on the part of LNKB or any holder of such LNKB Option, shall be assumed by Burke & Herbert and shall be converted into a stock option that (x) is exercisable for (subject to achievement of the applicable time-based vesting conditions based on service after the closing date to Burke & Herbert) a number of shares of Burke & Herbert common stock equal to the number of shares of LNKB common stock underlying the LNKB Option immediately prior to the effective time multiplied by the exchange ratio, rounded down to the nearest whole share, and (y) has an exercise price per share of Burke & Herbert common stock equal to the exercise price applicable to the underlying LNKB Option immediately prior to the effective time divided by the exchange ratio, rounded up to the nearest cent. Each Assumed Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding LNKB Option immediately prior to the effective time. Notwithstanding anything contained herein to the contrary, the assumption of LNKB Options pursuant to the merger agreement shall be effected (i) with respect to any non-qualified stock option, in a manner that meets the requirements of Section 409A of the Code and the regulations thereunder and (ii) with respect to any “incentive stock option” within the meaning of Section 422 of the Code, in a manner that meets the requirements of Section 424 of the Code and the regulations thereunder.
LNKB Warrants
Messrs. Samuel, Lundblad, Smith and Ms. Horton of LNKB also hold LNKB Warrants. Under the terms and subject to the conditions of the merger agreement, at the effective time, each LNKB Warrant that is outstanding immediately prior to the effective time shall be converted into a warrant that is exercisable for a number of shares of Burke & Herbert common stock equal to the number of shares of LNKB common stock underlying the LNKB warrant immediately prior to the effective time multiplied by the exchange ratio, rounded down to the nearest whole share. Such warrants will have an exercise price per share of Burke & Herbert common stock equal to the exercise price applicable to the underlying LNKB Warrant immediately prior to the effective time divided by the exchange ratio, rounded up to the nearest cent, and will otherwise continue to have, and shall be subject to, the same terms and conditions as applied to the underlying LNKB Warrant immediately prior to the effective time. All warrants held by executive officers of LNKB are non-forfeitable and exercisable. No non-employee directors of LNKB hold any LNKB Warrants.

Andrew Samuel Supplemental Executive Retirement Plan
LINKBANK maintains a supplemental executive retirement plan agreement for Mr. Samuel (the “Samuel SERP”) to provide certain benefits upon retirement or other termination of employment. The Samuel SERP, as amended, provides that upon Mr. Samuel’s separation from service (as defined in the Samuel SERP) after normal retirement age (age 70), Mr. Samuel will be entitled to an annual benefit in the amount of $600,000, payable in monthly installments over a period of fifteen (15) years, commencing the month following separation from service. In the event of a separation from service prior to normal retirement age, except when such separation from service is an involuntary termination (as defined in the Samuel SERP) or termination for good reason (as defined in the Samuel SERP) occurring within two years after a change in control (as defined in the Samuel SERP) or a termination for cause (as defined in the Samuel SERP), Mr. Samuel will be entitled to a reduced benefit, payable in monthly installments over a period of fifteen (15) years, commencing the month following separation from service. If a change in control (as defined in the Samuel SERP) occurs, followed within twenty-four (24) months by an involuntary termination or termination for good reason prior to normal retirement age, the executive will be entitled to an annual benefit in the amount of $600,000, payable in monthly installments over a period of fifteen (15) years, commencing the month following separation from service. Pursuant to the merger agreement, the Samuel SERP will be terminated immediately prior to the effective date of the merger, and Mr. Samuel will receive a cash lump sum payment equal to the present value of the change in control benefit which is estimated to be $7,258,374.
Deferred Compensation Agreements for LNKB Executive Officers
LINKBANK entered into deferred compensation agreements (collectively, the “Deferral Agreements”) with the executive officers of LNKB (other than Mr. Samuel) to provide the executives with retirement benefits and tax-planning opportunities, including a performance-based employer contribution.
Under the Deferral Agreements, the executives may annually elect to defer the payment of a portion of his or her base salary and/or bonus by filing a deferral election form with the plan administrator, setting forth the amount of the deferral and its duration. Benefits under the Deferral Agreements will be paid to the executives upon termination of employment after “normal retirement age,” upon “early termination,” or upon a “disability” (as each term is defined in the Deferral Agreements) prior to normal retirement age. Benefits will be distributed in 180 monthly installments if termination of employment occurs after normal retirement age or 120 monthly installments upon the occurrence of an early termination or disability, with the payment commencing in the month following the payment event. In addition to any deferrals, LINKBANK will make a contribution to the executive’s deferral account until the earliest of termination of employment, normal retirement age, disability or death of the executive, in an amount up to 15% of base salary based on the LNKB’s operating return on assets (as defined in the Deferral Agreements). The executive’s deferral account will be credited with interest at a rate equal to the crediting rate (as defined in the Deferral Agreements). Pursuant to the merger agreement, the Deferral Agreements will be terminated immediately prior to the effective date of the merger, and each executive will receive a cash lump sum payment equal to his or her account balances.
In addition, the Deferral Agreements for Messrs. Lundblad, Smith and Ms. Horton were amended on October 28, 2024, in accordance with Section 409A of the Internal Revenue Code of 1986, as amended, effective as of November 1, 2025, to provide that, in the event of a change in control (as defined in the agreements) followed within 24 months by a separation from service prior to the executive’s normal retirement age (as set forth in the agreements), an additional benefit will be credited to the executive’s deferral account equal to the executive’s annual base salary as of the date of the change in control. The benefit will be paid in 180 substantially equal installments, commencing on the later of (i) the month following the date the executive attains normal retirement age or (ii) the sixty-first month following the executive’s separation from service. In connection with the termination of the Deferral Agreements, Messrs. Lundblad and Smith and Ms. Horton will each receive the additional change in control benefit in a cash lump sum payment of $494,400 for Mr. Lundblad, $401,700 for Mr. Smith, and $370,800 for Ms. Horton.

Employment Agreements for LNKB Executive Officers
On December 18, 2025, B&H Bank entered into employment agreements with Andrew Samuel, Brent Smith, and Carl Lundblad (each, an “Employment Agreement” and collectively, the “Employment Agreements”), in each case to become effective upon consummation of the merger. The Employment Agreements provide for Mr. Samuel’s employment as Senior Advisor of B&H Bank, Mr. Smith’s employment as Executive Vice President, Pennsylvania Market Leader of B&H Bank and Mr. Lundblad’s employment as Executive Vice President of B&H Bank.
Mr. Samuel’s Employment Agreement has a fixed three-year term. Mr. Smith’s and Mr. Lundblad’s Employment Agreements each provide for an initial two-year term that will automatically renew for additional two-year terms unless B&H Bank provides written notice of non-renewal at least 90 days prior to the expiration of the then-current term or the agreement is otherwise terminated in accordance with its terms.
The Employment Agreements provide for annual base salaries of $600,000 for Mr. Samuel, $401,700 for Mr. Smith and $494,400 for Mr. Lundblad. Under his Employment Agreement, Mr. Samuel is not eligible to participate in cash or equity incentive compensation plans during the term of his agreement. Under their respective Employment Agreements, Mr. Smith and Mr. Lundblad will each have the opportunity to earn an annual incentive with a target amount not less than 60% of base salary for each applicable performance year, with actual awards determined by B&H Bank in its discretion based on applicable performance criteria. In addition, in connection with the merger, Mr. Samuel is entitled to a one-time cash payment of $5,285,417, Mr. Smith is entitled to a one-time cash payment of $1,441,320, and Mr. Lundblad is entitled to a one-time cash payment of $1,146,074, which are, in part, consideration for entering into and compliance with the Restrictive Covenants Agreements (described below). Mr. Lundblad is also entitled to receive a restricted stock unit award in connection with the consummation of the merger, which will generally vest in two equal installments on the first and second anniversaries of the merger closing date, subject to continued employment and certain accelerated vesting provisions upon qualifying terminations of employment. The number of restricted stock units subject to the award will be calculated by dividing $617,117 by the average closing price of Burke & Herbert’s stock on the five trading days following the merger.
Under their Employment Agreements, each employee is entitled to participate in B&H Bank’s employee benefit plans on the same basis as similarly situated employees of B&H Bank, and each is entitled to at least 30 days of paid time off per full calendar year (pro-rated for partial years), with unused accrued paid time off generally payable upon termination of employment. Each employee will also continue to be provided with the use of a company-owned automobile and with payment of country club dues. In addition, each Employment Agreement provides for indemnification arrangements and directors’ and officers’ liability insurance coverage for the employee in connection with any service as an officer or, if applicable, director, in each case subject to applicable law.
Under Mr. Samuel’s Employment Agreement, if B&H Bank terminates his employment without “Just Cause,” or if he resigns for “Good Reason” (as both terms are defined in his Employment Agreement) during the term of his Employment Agreement, then, subject to his execution and non-revocation of a release of claims, he will be entitled to a lump sum cash payment equal to the portion of his base salary that would have been earned had he remained employed through the scheduled expiration of the three-year term.
Under Mr. Smith’s and Mr. Lundblad’s Employment Agreements, if B&H Bank terminates the executive’s employment without “Just Cause,” or the executive resigns for “Good Reason” (as such terms are defined in the applicable Employment Agreement) during the term of the agreement, then, subject to the execution and non-revocation of a release of claims, the employee will be entitled to a lump sum cash severance payment. If the termination occurs on or prior to the first anniversary of the merger closing date, such lump sum cash severance payment shall be equal to one-half of the sum of (A) annual base salary and (B) an amount equal to 60% of base salary. If the termination occurs after the first anniversary of the merger closing date, such lump sum cash severance payment shall be equal to the sum of (A) annual base salary and (B) an amount equal to 60% of base salary. In addition, under Mr. Lundblad’s Employment Agreement, any unvested portion of the restricted stock unit award granted in connection with the merger will vest in full.
The agreements retain a net-best provision, so that in the event that the employees are entitled to excess parachute payments under Section 280G of the Code, the payments will be reduced so that they fall below the

Section 280G threshold, or will be paid in full even though they will trigger an excise tax, whichever result is better for the employee on an after-tax basis.
Under the Employment Agreements, the employees agree to comply with and be bound by Burke & Herbert and B&H Bank’s policies, including any clawback policies applicable to incentive compensation and equity awards. In addition, as a condition of the Employment Agreements, each employee entered into a Non-Disclosure and Restrictive Covenant Agreement (each, a “Restrictive Covenant Agreement,” and together, the “Restrictive Covenant Agreements”), and each employee will receive $1,000 of additional consideration in connection therewith. The Restrictive Covenant Agreements contain non-disclosure and non-disparagement provisions and non-competition and non-solicitation covenants. The non-competition and customer and employee non-solicitation covenants apply for 18 months following termination of employment for Messrs. Smith and Lundblad and 24 months following termination of employment for Mr. Samuel. Each Restrictive Covenant Agreement also provides that, if the employee materially breaches certain of these post-employment covenants within a specified period following the merger, the employee will forfeit, and may be required to repay, some or all of the cash payments payable in connection with the merger and any severance payments otherwise payable under the applicable Employment Agreement.
Director and Officer Indemnification and Insurance
As further described in the section entitled “The Merger Agreement — Covenants and Agreements — Director and Officer Indemnification and Insurance,” the merger agreement provides that from and after the effective time, Burke & Herbert, as the continuing corporation in the merger, will indemnify and hold harmless and will advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified or entitled to such advancement of expenses as of the date of the merger agreement by LNKB pursuant to its articles of incorporation, its bylaws, the governing or organizational documents of any subsidiary of LNKB and certain indemnification agreements in existence as of the date of the merger agreement or the PBCL, each present and former director, officer and/or employee of LNKB and its subsidiaries (in each case, when acting in such capacity) (collectively, the “LNKB indemnified parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising out of the fact that such person is or was a director, officer and/or employee of LNKB or any of its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement; provided, that in the case of advancement of expenses, any LNKB indemnified party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such LNKB indemnified party is not entitled to indemnification.
The merger agreement generally requires the continuing corporation to maintain in effect for a period of six years after the effective time the current policies of directors’ and officers’ liability insurance maintained by LNKB with respect to claims arising from facts or events which occurred at or before the effective time or certain substitute policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured, or to obtain a six-year “tail” policy under LNKB’s existing directors’ and officers’ insurance policy providing equivalent coverage.
Governance of the Continuing Corporation After the Merger
Boards of Directors of the Continuing Corporation and the Continuing Bank
As discussed above in more detail under “Interests of Certain LNKB Directors and Executive Officers in the Merger — LNKB Directors to Join Burke & Herbert and B&H Bank Boards of Directors,” the merger agreement provides for certain arrangements related to the boards of directors of Burke & Herbert and B&H Bank after the merger. As required by the merger agreement, prior to the effective time, Burke & Herbert will take all necessary actions to cause the number of directors that will comprise the full board of directors of the continuing corporation at the effective time to be increased by two members (or less to the extent there are vacant seats), and shall appoint to board of directors the LNKB continuing directors.
Additionally, prior to the effective time, Burke & Herbert shall cause B&H Bank to take all necessary actions to cause the number of directors that will comprise the full board of directors of the continuing bank at the effective time of the bank merger to be increased by three members (or less to the extent there are vacant seats), and will appoint to the board of directors of the continuing bank the LINKBANK continuing directors.
At the effective time, Burke & Herbert will also establish a regional advisory board for the Pennsylvania region and will appoint to it certain members of the LNKB board of directors serving immediately prior to the effective time who are not LNKB continuing directors or LINKBANK continuing directors.
Accounting Treatment
Burke & Herbert and LNKB prepare their respective financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of LNKB by Burke & Herbert under the acquisition method of accounting in accordance with GAAP, and Burke & Herbert will be treated as the acquirer for accounting purposes.
Regulatory Approvals
To complete the merger and the bank merger, Burke & Herbert and LNKB, or their respective subsidiaries, need to obtain approvals or consents from, or make filings with, a number of U.S. federal and state bank regulatory agencies. Subject to the terms of the merger agreement, Burke & Herbert and LNKB have agreed to cooperate with each other and use reasonable best efforts to promptly (and, in the case of the applications, notices, petitions and filings required to obtain the requisite regulatory approvals, within 45 days of the date of the merger agreement) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings to obtain as promptly as practicable all permits, consents, orders, approvals, waivers, non-objections and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, orders, approvals, waivers, non-objections and authorizations of all such third parties and governmental entities. These include the approval of the Federal Reserve, the VBFI and the PDOBS.
Under the terms of the merger agreement, Burke & Herbert and LNKB, and their respective subsidiaries, will not be required or, without the written consent of the other party, permitted to take any action, or commit to take any action, or agree to any condition or restriction in connection with obtaining the foregoing permits, consents, orders, approvals, waivers, non-objections and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on the continuing corporation and its subsidiaries, taken as a whole, after giving effect to the merger and the bank merger (measured on a scale relative to LNKB and its subsidiaries, taken as a whole) (a “materially burdensome regulatory condition”).
The approval of an application means only that the statutory and regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by LNKB shareholders in the merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the merger or the bank merger.
Burke & Herbert and LNKB believe that the merger and the bank merger do not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all the requisite regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have an adverse effect on the financial condition, results of operations, assets or business of the continuing corporation following the completion of the merger. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the merger or the bank merger, or, if such a challenge is made, what the result of such challenge will be.
Federal Reserve Board
The merger is subject to approval by the Federal Reserve Board pursuant to section 3 of the BHCA, with respect to the merger and, with respect to the bank merger, Section 18(c)(2)(B) of the Federal Deposit Insurance Act (the “Bank Merger Act”). The Federal Reserve Board takes into consideration a number of factors when acting on applications under section 3 of the BHCA. These factors include the financial and managerial resources (including consideration of the competence, experience and integrity of the officers, directors and principal shareholders, as well as the pro forma capital ratios) and future prospects of the combined organization. The Federal Reserve Board also considers the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve Board may not approve an application that would substantially lessen competition or tend to create a monopoly unless the Federal Reserve Board finds that any anticompetitive effects of the proposed merger are clearly outweighed in the public interest by the probable effect of the proposal in meeting the convenience and needs of the communities to be served. The Federal Reserve Board takes into consideration a number of factors when acting on applications under Section 18(c)(2)(B) of the Bank Merger Act. These factors include the competitive impact of the transaction, the financial and managerial resources of the depository institutions party to the bank merger and future prospects of the resulting institution, the convenience and needs of the communities to be served, the depository institutions’ effectiveness in combating money laundering activities and the risk to the stability of the U.S. banking and financial system.
In considering an application under section 3 of the BHCA and the Bank Merger Act, the Federal Reserve Board also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act of 1977 (the “CRA”), pursuant to which the Federal Reserve Board must also take into account the record of performance of each of Burke & Herbert and LNKB in meeting the credit needs of the entire community, including low- and moderate-income customers and communities, served by their depository institution subsidiaries. In their most recent CRA performance evaluations, B&H Bank and LINKBANK both received “Satisfactory” ratings.
In addition, in connection with an interstate merger transaction, the Federal Reserve Board considers certain additional factors under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended, including the capital position of the acquiring bank holding company, state laws regarding the minimum age of the bank to be acquired, the concentration of deposits on a nationwide and statewide basis, and compliance with any applicable state community reinvestment and antitrust laws.
On January 20, 2026, Burke & Herbert filed applications with the Federal Reserve Board with respect to the merger and the bank merger.
Public Notice and Comments
The BHCA, the Bank Merger Act and Federal Reserve Board regulations require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve Board. The Federal Reserve Board considers the views of third-party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. The Federal Reserve Board is also authorized to hold one or more public hearings or meetings if it determines that such hearings or meetings would be appropriate. The receipt of written comments or any public meeting or hearing could prolong the period during which the applicable application is under review.
The comment period on the applications to the Federal Reserve Board is currently anticipated to end on February 17, 2026, unless the Federal Reserve Board extends the comment period.
Department of Justice Review and Waiting Periods
In addition to the Federal Reserve Board, the Antitrust Division of the Department of Justice (the “DOJ”) conducts a concurrent competitive review of the merger and the bank merger to analyze the competitive effects of the merger and the bank merger and determine whether the merger and the bank merger would result in a violation of the antitrust laws. Transactions approved under section 3 of the BHCA or the Bank Merger Act generally may not be completed until 30 days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger and the bank merger, the DOJ could analyze the effect of the merger and the bank merger on competition differently than the Federal Reserve Board, and thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger and the bank merger may not prevent the filing of antitrust actions by private persons or state attorneys general.
Bureau of Financial Institutions of the Virginia State Corporation Commission (the “VBFI”)
In connection with the transactions contemplated by the merger, Burke & Herbert is required to file applications with the VBFI seeking approval pursuant to (i) Section 6.2-715 of the Code of Virginia for the proposed merger and (ii) Title 6.2 of the Code of Virginia for the proposed bank merger. As a general matter, the VBFI will review the applications submitted by Burke & Herbert for the purpose of determining whether:
•
The merger would be detrimental to the safety and soundness of Burke & Herbert;

•
Burke & Herbert, its directors and officers, and any proposed new directors and officers of the continuing corporation or continuing bank, are qualified by character, experience, and financial responsibility to control and operate the continuing corporation and the continuing bank;

•
Neither the merger nor the bank merger will be prejudicial to the interests of the depositors, creditors, beneficiaries of fiduciary accounts, or shareholders of the continuing corporation or the continuing bank; and

•
The merger and the bank merger are in the public interest.

The initial submission of the applications to the VBFI occurred on January 20, 2026.
Pennsylvania Department of Banking and Securities (the “PDOBS”)
In connection with the transactions contemplated by the holding company merger, Burke & Herbert is required to file an application with the PDOBS seeking approval pursuant to Title 7 Section 115 of the Pennsylvania Banking Code of 1965, as amended, for the proposed holding company merger. The initial submission of the application to PDOBS occurred on January 28, 2026.
Additional Regulatory Approvals and Notices
Notifications and/or applications requesting approval will be submitted to various other federal and state regulatory authorities and self-regulatory organizations. Because the bank merger involves the acquisition of a Pennsylvania state-chartered bank that has branches in Delaware and Maryland, submissions to the Delaware Office of the State Bank Commissioner and Maryland Office of Financial Regulation are required.
Stock Exchange Listings
Burke & Herbert common stock is listed for trading on Nasdaq under the symbol “BHRB.” LNKB common stock is listed for trading on Nasdaq under the symbol “LNKB.” In the merger, LNKB common stock currently listed on Nasdaq will be delisted from such exchange, will be deregistered under the Exchange Act and will cease to be publicly traded.
Under the terms of the merger agreement, Burke & Herbert will cause the shares of Burke & Herbert common stock to be issued as merger consideration pursuant to the terms of the merger agreement to be approved for listing on Nasdaq, subject to official notice of issuance. The merger agreement provides that neither Burke & Herbert nor LNKB will be required to complete the merger if such shares are not authorized for listing on Nasdaq, subject to official notice of issuance. Following the merger, shares of Burke & Herbert common stock will continue to be listed on Nasdaq under the symbol “BHRB”.
Appraisal or Dissenters’ Rights in the Merger
Burke & Herbert shareholders are not entitled to appraisal or dissenters’ rights under the VSCA for the merger and LNKB shareholders are not entitled to appraisal rights under the PBCL for the merger.

THE MERGER AGREEMENT
This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about Burke & Herbert or LNKB. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Burke & Herbert and LNKB make with the SEC, as described in the section entitled, “Where You Can Find More Information” beginning on page 165 of this joint proxy statement/prospectus.
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Burke & Herbert and LNKB contained in this joint proxy statement/prospectus or in the public filings of Burke & Herbert or LNKB make with the SEC may supplement, update or modify the factual disclosures about Burke & Herbert and LNKB contained in the merger agreement. The merger agreement contains representations and warranties by LNKB, on the one hand, and by Burke & Herbert, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by Burke & Herbert and LNKB are qualified and subject to important limitations agreed to by Burke & Herbert and LNKB in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure letters that Burke & Herbert and LNKB each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Burke & Herbert and LNKB at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” for information about Burke & Herbert and LNKB.
Structure of the Merger
Each of LNKB’s and Burke & Herbert’s respective board of directors has unanimously approved and adopted the merger agreement and the completion of the transactions contemplated thereby, including the merger and the bank merger. The merger agreement provides that LNKB will merge with and into Burke & Herbert, with Burke & Herbert as the continuing corporation. Immediately following the merger, LINKBANK will merge with and into B&H Bank, with B&H Bank as the continuing bank.
At any time prior to the effective time, Burke & Herbert and LNKB may, by mutual agreement, change the method or structure of effecting the combination of Burke & Herbert and LNKB if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that (unless the merger agreement is so amended in accordance with the terms thereof) no such change may (i) alter or change the exchange ratio or the number of shares of Burke & Herbert common stock received by LNKB shareholders in exchange for each share of LNKB common stock; (ii) adversely affect the tax treatment of LNKB’s shareholders or Burke & Herbert’s shareholders pursuant to the merger agreement; (iii) adversely affect the tax treatment of LNKB or Burke & Herbert pursuant to the merger agreement; or (iv) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner.
Merger Consideration
Each share of LNKB common stock issued and outstanding immediately prior to the effective time, except for shares of LNKB common stock owned by LNKB or Burke & Herbert (in each case, other than shares of LNKB common stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by LNKB or Burke & Herbert in respect of debts previously contracted), will be converted into the right to receive 0.1350 shares of Burke & Herbert common stock. All shares of LNKB common stock converted into the right to receive the merger consideration will no longer be outstanding and will automatically be cancelled and cease to exist as of the effective time.
Each certificate (an “old certificate,” which includes reference to book-entry account statements relating to the ownership of shares of LNKB common stock) previously representing any such shares of LNKB common stock will thereafter represent only the right to receive (i) the number of whole shares of Burke & Herbert common stock which such shares of LNKB common stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of LNKB common stock represented by such old certificate have been converted into the right to receive, without any interest thereof and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to the terms of the merger agreement, in each case, without any interest thereon.
If, prior to the effective time, the outstanding shares of LNKB common stock or Burke & Herbert common stock have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio to give Burke & Herbert and LNKB shareholders the same economic effect as contemplated by the merger agreement prior to such event; provided that this will not permit Burke & Herbert or LNKB to take any action with respect to its securities or otherwise that is prohibited by the terms of the merger agreement.
At the effective time, all shares of LNKB common stock that are owned by LNKB or Burke & Herbert (in each case other than shares of LNKB common stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by LNKB or Burke & Herbert in respect of debts previously contracted) will be cancelled and will cease to exist and no Burke & Herbert common stock or other consideration will be delivered in exchange therefor.
Fractional Shares
Burke & Herbert will not issue any fractional shares of Burke & Herbert common stock upon the surrender for exchange of old certificates, no dividend or distribution with respect to Burke & Herbert common stock will be payable on or with respect to any fractional share of LNKB common stock, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Burke & Herbert. Instead, a former holder of LNKB common stock who otherwise would be entitled to receive such fractional share of Burke & Herbert common stock will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing sale prices of Burke & Herbert common stock on Nasdaq as reported by The Wall Street Journal for the consecutive period of five full trading days ending on the third trading day immediately preceding the closing date (or, if not reported therein, in another authoritative source mutually agreed upon by Burke & Herbert and LNKB) by (ii) the fraction of a share (after taking into account all shares of LNKB common stock held by such holder immediately prior to the effective time and rounded to the nearest one-thousandth when expressed in decimal form) of Burke & Herbert common stock which such holder would otherwise be entitled to receive.
Governing Documents
Effective as of the effective time, the Burke & Herbert articles of incorporation and bylaws as in effect immediately prior to the effective time shall be the articles of incorporation and bylaws of the continuing corporation until thereafter amended in accordance with applicable law. Effective as of the effective time, the B&H Bank articles of incorporation and bylaws as in effect immediately prior to the effective time shall be the articles of incorporation and bylaws of the continuing bank until thereafter amended in accordance with applicable law.
Treatment of LNKB Equity Awards
The merger agreement provides that, at the effective time, each LNKB Restricted Stock Award shall, by virtue of the merger and without any action on the part of the LNKB Restricted Stock Award holder, fully vest and be converted to the right to receive the merger consideration, subject to applicable tax withholding as provided in the LNKB compensation plans and applicable award agreements.
The merger agreement also provides that, at the effective time, each LNKB RSU Award that is outstanding immediately prior to the effective time, by virtue of the merger and without any required action on the part of LNKB or any holder of such LNKB RSU Award, shall fully vest (if unvested) and be cancelled and converted automatically into the right to receive the LNKB RSU Award Consideration, subject to applicable tax withholding as provided in the LNKB compensation plans and applicable award agreements.
At the effective time, each LNKB Option that is outstanding immediately prior to the effective time, by virtue of the merger and without any required action on the part of LNKB or any holder of such LNKB Option, will be assumed by Burke & Herbert and shall be converted into a stock option that (x) is exercisable for (subject to achievement of the applicable time-based vesting conditions based on service after the closing date to Burke & Herbert) a number of shares of Burke & Herbert common stock equal to the number of shares of LNKB common stock underlying the LNKB Option immediately prior to the effective time multiplied by the exchange ratio, rounded down to the nearest whole share, and (y) has an exercise price per share of Burke & Herbert common stock equal to the exercise price applicable to the underlying LNKB Option immediately prior to the effective time divided by the exchange ratio, rounded up to the nearest cent. Each Assumed Option will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding LNKB Option immediately prior to the effective time. Notwithstanding anything contained herein to the contrary, the assumption of LNKB Options pursuant to the merger agreement shall be effected (i) with respect to any non-qualified stock option, in a manner that meets the requirements of Section 409A of the Code and the regulations thereunder and (ii) with respect to any “incentive stock option” within the meaning of Section 422 of the Code, in a manner that meets the requirements of Section 424 of the Code and the regulations thereunder.
At or prior to the effective time, the LNKB board or a committee thereof, as applicable, will adopt any resolutions (in a form subject to the reasonable prior approval of Burke & Herbert) and take any actions (after consultation with Burke & Herbert) which are reasonably necessary to fully vest the LNKB Restricted Stock Awards and LNKB RSUs Awards and to effectuate the conversion of the LNKB Options into Assumed Options. Burke & Herbert, prior to the effective time and as the continuing corporation shall, as soon as practicable after the effective time, take all necessary actions for the Assumed Options. Additionally, as soon as practicable following the effective time, Burke & Herbert shall file with the SEC a registration statement on Form S-8 with respect to the shares underlying the Assumed Options, and use its reasonable best efforts to maintain the effectiveness of such Form S-8 registration statement for so long as the Assumed Options remain outstanding.
Treatment of LNKB Warrants
Under the terms and subject to the conditions of the merger agreement, at the effective time, each LNKB Warrant that is outstanding immediately prior to the effective time will be converted into a warrant that is exercisable for a number of shares of Burke & Herbert common stock equal to the number of shares of LNKB common stock underlying the LNKB warrant immediately prior to the effective time multiplied by the exchange ratio, rounded down to the nearest whole share. Such warrants will have an exercise price per share of Burke & Herbert common stock equal to the exercise price applicable to the underlying LNKB Warrant immediately prior to the effective time divided by the exchange ratio, rounded up to the nearest cent, and will otherwise continue to have, and will be subject to, the same terms and conditions as applied to the underlying LNKB Warrant immediately prior to the effective time.

The LNKB ESPP
The merger agreement provides that the LNKB board of directors will take appropriate action with respect to the LNKB ESPP to cause the offering period ongoing as of the date of the merger agreement to be the final offering period under the ESPP and the purchase rights under the ESPP to be exercised on the earlier of (x) the scheduled purchase date for such offering period and (y) the date that is ten business days prior to the closing date of the merger. The LNKB board of directors will also take the necessary actions to (i) prohibit any individual who is not participating in the ESPP as of the date of the merger agreement from commencing participation in the ESPP following the date of the merger agreement, (ii) prohibit participants in the ESPP from increasing their payroll deductions from those in effect as of the date of the merger agreement and (iii) terminate the ESPP as of, and subject to, the effective time.
Closing and Effective Time of the Merger
Subject to the terms and conditions of the merger agreement, the closing of the merger will take place by electronic exchange of documents at 10:00 a.m., New York City time, on a date which will be no later than five business days after the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in the merger agreement (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver of such conditions), unless another date, time or place is agreed to in writing by LNKB and Burke & Herbert.
On or (if agreed by LNKB and Burke & Herbert) prior to the closing date, Burke & Herbert and LNKB will cause to be filed articles of merger containing the Plan of Merger with the Virginia State Corporation Commission and a statement of merger to be filed with the Pennsylvania Department of State (collectively, the “Articles of Merger”). The merger will become effective at such time as specified in the Articles of Merger in accordance with the relevant provisions of the VSCA, PBCL and applicable law, or at such other time as shall be provided by applicable law.
Exchange of Shares
Exchange Procedures
As promptly as practicable after the effective time, but in no event later than five business days thereafter, Burke & Herbert will cause the exchange agent to mail to each holder of record of one or more old certificates representing shares of LNKB common stock immediately prior to the effective time that have been converted at the effective time into the right to receive Burke & Herbert common stock, a letter of transmittal (which will specify that delivery shall be effected, and risk of loss and title to the old certificates shall pass, only upon proper delivery of the old certificates to the exchange agent) and instructions for use in effecting the surrender of the old certificates in exchange for the number of whole shares of Burke & Herbert common stock and any cash in lieu of fractional shares, which shares of LNKB common stock represented by such old certificates shall have been converted into the right to receive pursuant to the merger agreement, as well as any dividends or distributions to be paid pursuant to the terms of the merger agreement as described in “— Dividends and Distributions,” below.
Upon proper surrender of an old certificate or old certificates for exchange and cancellation to the exchange agent (it being understood that no certificates shall be required to be to be delivered for shares of LNKB common stock held in book-entry at the effective time), together with such properly completed letter of transmittal, duly executed, the holder of such old certificate or old certificates shall be entitled to receive in exchange therefor, as applicable, (i) that number of whole shares of Burke & Herbert common stock to which such holder of LNKB common stock shall have become entitled pursuant to the merger agreement and (ii) a check or other method of cash payment representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the surrendered old certificate or old certificates pursuant to the provisions of the merger agreement and (B) any dividends or distributions which such holder thereof has the right to receive pursuant to the merger agreement. The old certificate or old certificates so surrendered will be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of old certificates.
If an old certificate has been lost, stolen or destroyed, the exchange agent will issue the consideration in the merger upon receipt of (i) an affidavit of that fact by the claimant and (ii) if required by Burke & Herbert or the exchange agent, the posting of a bond by such claimant in an amount as Burke & Herbert or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such old certificate.
After the effective time, there will be no further transfers on the stock transfer books of LNKB of LNKB common stock that were issued and outstanding immediately prior to the effective time. If, after the effective time, old certificates representing such shares are presented for transfer to the exchange agent, they will be cancelled and exchanged for shares of Burke & Herbert common stock, cash in lieu of fractional shares and dividends and distributions as provided in the merger agreement.
Withholding
The continuing corporation will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash in lieu of fractional shares of Burke & Herbert common stock, cash dividends or distributions payable pursuant to the merger agreement or any other amounts otherwise payable pursuant to the merger agreement to any holder of LNKB common stock or LNKB equity awards, such amounts as it is required to deduct and withhold with respect to the making of such payment or distribution under the Code or any provision of state, local or foreign tax law. To the extent that amounts are so deducted or withheld by the continuing corporation or the exchange agent, as the case may be, and paid over to the appropriate governmental entity, such withheld amounts will be treated for all purposes of the merger agreement as having been paid to the holder of LNKB common stock or LNKB equity awards in respect of which the deduction and withholding was made by the continuing corporation or the exchange agent, as the case may be.
Dividends and Distributions
No dividends or other distributions declared with respect to Burke & Herbert common stock will be paid to the holder of any un-surrendered old certificate until the holder thereof surrenders such old certificate in accordance with the merger agreement. After the surrender of an old certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of Burke & Herbert common stock which the shares of LNKB common stock represented by such old certificate have been converted into the right to receive under the merger agreement.
Representations and Warranties
The merger agreement contains representations and warranties made by each of LNKB and Burke & Herbert relating to a number of matters, including the following:
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corporate matters, including due organization and qualification and subsidiaries;

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capitalization;

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authority relative to execution and delivery of the merger agreement and the transactions contemplated thereby, including the merger and the bank merger, and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the transactions contemplated by the merger agreement, including the merger and the bank merger;

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required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the transactions contemplated by the merger agreement, including the merger and the bank merger;

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reports to regulatory agencies;

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financial statements, including internal controls, books and records, and absence of undisclosed liabilities;

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broker’s fees payable in connection with the merger;

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the absence of certain changes or events;

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legal proceedings;

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tax matters;

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employees and employee benefit matters;

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SEC reports;

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compliance with applicable law;

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certain material contracts;

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absence of certain supervisory actions;

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risk management instruments;

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environmental matters;

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investment securities and commodities;

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real property;

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intellectual property;

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related party transactions;

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inapplicability of state takeover laws;

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absence of any action (or failure to take any action), fact or circumstance that could reasonably be expected to prevent or impede the merger or the bank merger from qualifying as a reorganization under Section 368(a) of the Code;

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the receipt of an opinion from each party’s financial advisor;

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the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;

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loan portfolio matters;

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insurance matters;

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investment advisory and broker-dealer matters (in the case of LNKB);

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sanctions, anti-money laundering and anti-corruption laws; and

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deposit matters.

Certain representations and warranties of LNKB and Burke & Herbert are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to LNKB, Burke & Herbert or the continuing corporation, as the case may be, means any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities (including deposits), liquidity, results of operations or financial condition of such party and its subsidiaries taken as a whole or (ii) the ability of such party to timely consummate the transactions contemplated by the merger agreement.
However, with respect to clause (a), a material adverse effect will not be deemed to include the impact of:
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changes, after the date of the merger agreement, in GAAP or applicable regulatory accounting requirements;

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changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

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changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism or cyberattacks not specifically targeting Burke & Herbert or LNKB or their respective subsidiaries or vendors) or in economic or market (including equity, credit or debt markets, as well as changes in interest rates, international tariffs) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries;

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changes, after the date of the merger agreement, resulting from hurricanes, earthquakes, tornadoes, floods or other natural or manmade disasters or from any outbreak of any disease or other public health event;

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public disclosure or consummation of the transactions contemplated by the merger agreement or actions expressly required to be taken or omitted by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement (it being understood and agreed that the exception set forth in this bullet will not apply with respect to any representation or warranty that is intended to address the consequences of the execution, announcement or performance of the merger agreement or consummation of the transactions contemplated by the merger agreement);

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a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof; or

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the expenses incurred by LNKB or Burke & Herbert in negotiating, documenting, effective and consummating the transactions contemplated by the merger agreement.

Except, with respect to the first, second, third and fourth bullets described above, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies of a similar size in the industry in which such party and its subsidiaries operate.
Except for the representations and warranties specifically set forth in the merger agreement, neither party nor its subsidiaries shall be deemed to make any other representations or warranties.
The representations and warranties in the merger agreement do not survive the effective time.
Covenants and Agreements
Conduct of Businesses by LNKB Prior to the Effective Time
LNKB will, prior to the effective time (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement, required by law or as consented to in writing by Burke & Herbert (such consent not to be unreasonably withheld, conditioned or delayed), and will cause each of its subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships (including relationships with governmental entities) and (c) take no action that would reasonably be expected to adversely affect or delay the ability of either Burke & Herbert or LNKB to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement, or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated by the merger agreement on a timely basis.
Additionally, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, LNKB will not, and LNKB will not permit any of its subsidiaries to, without the prior written consent of Burke & Herbert (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:
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incur any indebtedness for borrowed money, other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six months and in the ordinary course of business consistent with past practice, (ii) deposits or other customary banking products such as letters of credit, in each case, in the ordinary course of business consistent with past practice and (iii) indebtedness of LNKB or any of its wholly owned subsidiaries to LNKB or any of its wholly owned subsidiaries;

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assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

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adjust, split, combine or reclassify any capital stock;

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make, declare, pay or set a record date for any dividend, or any other distribution on, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any LNKB securities or LNKB subsidiary securities, except, in each case, (A) regular quarterly cash dividends at a rate not in excess of $0.075 and with record and payment dates consistent with past practice, (B) dividends paid by any wholly owned subsidiaries of LNKB, or (C) the acceptance of shares of LNKB common stock as payment for the exercise price of LNKB Options or for withholding taxes incurred in connection with the vesting or settlement of LNKB Equity Awards, in each case, outstanding as of the date of the merger agreement or granted after the date of the merger agreement to the extent expressly contemplated by the merger agreement or the disclosure schedules thereto;

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directly or indirectly repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, except that LNKB may cause the plan administrator for the LINKBANCORP Dividend Reinvestment and Stock Purchase Plan to purchase shares of LNKB common stock in the open market or in one or more privately negotiated transactions with any person who is not an affiliate of LNKB or Burke & Herbert, as contemplated by the merger agreement or the disclosure schedules thereto;

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grant any stock options, warrants, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity or equity-based awards or interests, or grant any person any right to acquire any LNKB securities under an LNKB stock plan or otherwise;

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issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any LNKB securities or LNKB subsidiary securities, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any LNKB securities or LNKB subsidiary securities, except pursuant to the exercise of LNKB Options or the vesting or settlement of any LNKB Equity Awards outstanding as of the date of the merger agreement or granted after the date of the merger agreement to the extent expressly contemplated by the merger agreement or the disclosure schedules thereto;

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sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of the merger agreement;

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except for foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business consistent with past practice, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any person or the property, deposits or assets of any other person, in each case other than a wholly owned subsidiary of LNKB;

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in each case except for transactions in the ordinary course of business consistent with past practice, (i) terminate, materially amend, or waive any material provision of, or waive, release, compromise or assign any material rights or claims under, certain material contracts, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts, or (ii) enter into any contract that would constitute certain material contracts, if it were in effect on the date of the merger agreement;

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purchase any bank-owned life insurance;

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except as required by the terms (in effect as of the date of the merger agreement) of any LNKB benefit plan existing as of the date of the merger agreement or by applicable law or as set forth on the disclosure schedules to the merger agreement, (i) enter into, adopt, amend or terminate any deferred compensation arrangement, supplemental retirement plan, employment agreement, offer letter, retention agreement, change in control or transaction bonus agreement, severance agreement or similar arrangement, other than entering into offer letters that do not contain severance or change in control provisions (with standard terms and substantially in the form made available to Burke & Herbert prior to the date of the merger agreement) in the ordinary course of business consistent with past practice with new employees whose target annual compensation opportunity (base salary, target annual bonus and target long-term incentive opportunity) is less than $150,000, (ii) enter into, adopt, amend or terminate any employee benefit plan or any collective bargaining agreement, (iii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, other than increases in base salary or wage rate to employees in connection with LNKB’s annual compensation reviews in the ordinary course of business consistent with past practice up to a specified percentage, (iv) pay or award, or accelerate the vesting of, any annual or other non-equity bonuses or annual or other incentive compensation (not including commissions payable in the ordinary course consistent with past practice) except for bonuses to be awarded with respect to the LNKB’s or any of its subsidiaries’ 2025 and 2026 fiscal year in accordance with specified terms, (v) grant or accelerate the vesting or payment of any equity-based compensation, (vi) fund any rabbi trust or similar arrangement, (vii) terminate the employment of any key employee, other than for cause, (viii) hire any individual who would replace a key employee, (ix) provide any obligation to gross up, indemnify or otherwise reimburse any key employee for any tax incurred by any such individual, including without limitation under Section 409A or 4999 of the Code, or (x) enter into an agreement with an independent contractor or consultant that is providing services (either individually or through a personal services entity) with potential annual fees of $150,000 or more;
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settle any claim, suit, action or proceeding, except involving solely monetary remedies in an amount not in excess of $250,000 individually or $350,000 in the aggregate, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its subsidiaries or the continuing corporation or to the receipt of any regulatory approvals for the transactions contemplated hereby on a timely basis;

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take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the merger or bank merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

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amend its articles of incorporation, its bylaws or comparable governing documents of its subsidiaries;

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merger or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its subsidiaries;

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other than in prior consultation with Burke & Herbert, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

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implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable law, regulation, policies imposed by any governmental entity or requested by an LNKB regulatory agency;

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enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate, fee pricing or other material banking or operating policies and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation, policies imposed by any government entity or requested by an LNKB regulatory agency;

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make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans, (ii) its investment securities portfolio, hedging practices and policies or its policies with respect to the classification or reporting of such portfolios, or (iii) its risk and asset-liability management and interest rate policies, in each case except as required by law or requested by an LNKB regulatory agency;

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except for certain specified exceptions (i) make, renew, restructure or otherwise modify (X) any non-pass rated loan or troubled loan other than in the ordinary course of business consistent with past practice and the internal policies of LNKB and LINKBANK as of the date of the merger agreement, or (Y) any other loan other than loans that are made, renewed, restructured or otherwise modified in the ordinary course of business consistent with past practice (excluding participations) or loans that were previously acquired in the ordinary course of business consistent with past practice, in each case in compliance with LNKB’s and LINKBANK’s internal loan policies as of the date of the merger agreement and (for the avoidance of doubt, with respect to item (Y) only), that have (A) in the case of unsecured loans, a principal balance not in excess of $500,000, (B) in the case of secured loans, a principal balance not in excess of $6,000,000 and (C) total exposure to the borrower and its affiliates not in excess of $12,000,000; (ii) except in the ordinary course of business, take any action that would result in any discretionary release of collateral or guarantees or otherwise restructure the respective amounts set forth in clause (i) above; (iii) enter into any loan securitization or create any special purpose funding entity; or (iv) purchase or otherwise acquire any loans from unaffiliate third parties (including any loan participations), except for acquisitions in satisfaction of debts previously contracted in good faith;

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make, or commit to make, any capital expenditures in excess of certain budgeted amounts;

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cause or permit LINKBANK to (i) make any material changes in its policies and practices with respect to deposits and earnings credits, (ii) accept any brokered deposits or collateralized deposits with a maturity greater than 12 months or (iii) accept more than $75,000,000 in additional brokered deposits from the date of the merger agreement;

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make, change, or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes; or

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agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

Conduct of Businesses by Burke & Herbert Prior to the Effective Time
Burke & Herbert will, prior to the effective time (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement, required by law or consented to in writing by LNKB (such consent not to be unreasonably withheld, conditioned or delayed), and will cause each of its subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships (including its relationships with governmental entities) and (c) take no action that would reasonably be expected to adversely affect or delay the ability of either Burke & Herbert or LNKB to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated by the merger agreement contemplated thereby on a timely basis.
Additionally, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions or as required by law, Burke & Herbert will not, and Burke & Herbert will not permit any of its subsidiaries to, without the prior written consent of LNKB (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:
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adjust, split, combine or reclassify any shares of Burke & Herbert common stock;

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make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, trust preferred securities or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any Burke & Herbert securities or Burke & Herbert subsidiary securities, except, in each case,

(A) regular quarterly cash dividends at a rate not in excess of $0.55 per share of Burke & Herbert common stock and with record and payment dates consistent with past practice, (B) dividends paid by any wholly owned subsidiaries of Burke & Herbert, (C) regular distributions on outstanding trust preferred securities in accordance with their terms, (D) dividends provided for an paid on Burke & Herbert preferred stock in accordance with the terms thereof, (E) the acceptance of shares of Burke & Herbert common stock as payment for withholding upon the exercise of Burke & Herbert equity awards or for taxes incurred in connection with the vesting or settlement of Burke & Herbert equity awards or (F) repurchases of Burke & Herbert common stock pursuant to any repurchase authorized by the Burke & Herbert board of directors prior to the date of the merger agreement in an amount not in excess of a specified amount and in compliance with applicable law;
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take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the merger or bank merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

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amend its articles of incorporation, or bylaws in a manner that would materially and adversely affect the holders of LNKB common stock, or adversely affect the holders of LNKB common stock relative to other holders of Burke & Herbert common stock;

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take any action that would reasonably be expected to adversely affect or delay the ability of either Burke & Herbert or LNKB to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated hereby or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated by the merger agreement on a timely basis;

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issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, except in the ordinary course of business consistent with past practice, including any issuance of Burke & Herbert equity awards or shares of Burke & Herbert common stock issued pursuant to the Burke & Herbert 2023 Employee Stock Purchase Plan; or

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agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

Regulatory Matters
Burke & Herbert and LNKB will cooperate with each other and use their reasonable best efforts to promptly (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, within forty-five (45) days of the date of the merger agreement) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, orders, approvals, waivers, non-objections and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement, including the merger and the bank merger, and to comply with the terms and conditions of all such permits, consents, orders, approvals, waivers, non-objections and authorizations of all such third parties and governmental entities. Each of Burke & Herbert and LNKB will use, and will cause their respective subsidiaries to use, reasonable best efforts to obtain each such requisite regulatory approval as promptly as reasonably practicable.
Each of Burke & Herbert and LNKB will use its reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated by the merger agreement. Notwithstanding the foregoing, nothing contained in the merger agreement shall be deemed to require Burke & Herbert or LNKB or any of their respective subsidiaries, and neither Burke & Herbert nor LNKB nor any of their respective subsidiaries will be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, orders, approvals, waivers, non-objections and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on the continuing corporation and its subsidiaries, taken as a whole, after giving effect to the merger and the bank merger (measured on a scale relative to LNKB and its subsidiaries, taken as a whole) (a “materially burdensome regulatory condition”). Burke & Herbert and LNKB will, upon request, furnish each other with information concerning themselves, their subsidiaries, directors, officers and shareholders, and such other matters as may be reasonably necessary or advisable in connection with this joint proxy statement/prospectus or any other statement, filing, notice or application made by or on behalf of Burke & Herbert, LNKB or any of their respective subsidiaries to any governmental entity in connection with the merger, bank merger and the other transactions contemplated by the merger agreement. Burke & Herbert and LNKB will promptly advise each other upon receiving any communication from any governmental entity whose consent or approval is required for consummation of the transactions contemplated by the merger agreement, that causes such party to believe that that there is a reasonable likelihood that any requisite regulatory approval will not be obtained, or that the receipt of any such approval will be materially delayed.
Additionally, each party shall give the other party prompt notice of any threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against either LNKB, Burke & Herbert or any of their respective subsidiaries or any of their current or former directors or executive officers relating to the transactions contemplated by the merger agreement, and LNKB shall give Burke & Herbert the opportunity to participate (at Burke & Herbert’s expense) in the defense or settlement of any such litigation.
Employee Matters
The merger agreement provides that, from the effective time until the one-year anniversary of the closing date, Burke & Herbert will provide, or cause to be provided, to each continuing employee:
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a base salary or base wage rate that is no less than the base salary and base wage rate in effect for such continuing employee as of immediately prior to the effective time;

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a target annual bonus opportunity and target long-term incentive compensation opportunity that are no less favorable in each case (based on dollar amount) than such target annual bonus opportunity and target long-term incentive compensation opportunity provided to such continuing employee as of immediately prior to the effective time; and

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employee benefits (in each case of the first, second and third bullets, excluding defined benefit pension, retiree or post-employment medical or welfare, nonqualified deferred compensation, supplemental retirement, split dollar life insurance, retention, change in control and severance benefits (“Excluded Benefits”)) that are no less favorable than the employee benefits (other than the Excluded Benefits) provided to similarly situated employees of Burke & Herbert and its subsidiaries.

The merger agreement provides that certain employees of LNKB and its subsidiaries who do not have a contractual entitlement to severance will receive severance protection for a qualifying termination during a specified period. In addition, with respect to any Burke & Herbert employee benefit plan in which any continuing employees first become eligible to participate on or after the closing date, Burke & Herbert will use commercially reasonable efforts to: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any such Burke & Herbert employee benefit plans, except to the extent that such pre-existing conditions, exclusions or waiting periods would apply under the analogous LNKB employee benefit plan immediately prior to the closing date, (ii) provide each such continuing employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the closing date (or, if later, prior to the time such employee commenced participation in such Burke & Herbert employee benefit plan) under such Burke & Herbert employee benefit plan in satisfying any applicable deductible or out-of-pocket requirements under any such Burke & Herbert employee benefit plan, and (iii) recognize service of such employees with LNKB and its respective subsidiaries, for all purposes as if such service was with Burke & Herbert prior to the closing date; provided that the foregoing service recognition shall not apply to the extent it would result in duplication of benefits for the same period of services, for purposes of benefit accrual under any Burke & Herbert employee benefit plan that is a defined benefit pension plan, for purposes of any Burke & Herbert employee benefit plan that provides retiree welfare benefits, or to any Burke & Herbert employee benefit plan that is a frozen plan prior to the effective time, either with respect to level of benefits or participation, or provides grandfathered benefits.
In addition, prior to the closing date, LNKB shall take, and shall cause its subsidiaries to take, all actions reasonably and timely requested in writing by Burke & Herbert that are reasonably necessary or appropriate, conditioned on the occurrence of the effective time, to (i) cause one or more LNKB employee benefit plans to terminate as of a date on, before or after the effective time (as determined by Burke & Herbert in its sole discretion), (ii) cause benefit accruals and entitlements under any LNKB employee benefit plan to cease as of the effective time, or as of the date preceding the effective time, (iii) cause the continuation on and after the effective time of any contract, arrangement or insurance policy relating to any LNKB employee benefit plan for such period as may be reasonably requested by Burke & Herbert, and/or (iv) facilitate the merger of any LNKB employee benefit plan into any Burke & Herbert employee benefit plan in accordance with applicable law.
Effective as of the date immediately preceding the closing date and contingent upon the consummation of the merger, LNKB shall, or shall cause LINKBANK to, terminate LNKB’s 401(k) plan. LNKB shall take (or cause to be taken) all actions that are necessary or appropriate to fully vest each employee of LNKB or of a subsidiary as of the merger in his or her account balance under LNKB’s 401(k) plan effective as of the closing date. The continuing corporation shall take (or cause to be taken) all actions that are necessary or appropriate to make, as soon as practicable following the closing date, all employee and employer contributions to LNKB’s 401(k) plan on behalf of such employee with respect to all periods of service ending on or prior to the closing date. As soon as practicable following the effective time, with respect to LNKB’s 401(k) plan, Burke & Herbert shall permit or cause its subsidiaries to permit such employees to roll over their account balances, notes and similar instruments reflecting outstanding loan balances under the LNKB 401(k) plans, if any, thereunder into an “eligible retirement plan” within the meaning of Section 402(c)(8)(B) of the Code maintained by Burke & Herbert or its subsidiaries.
The merger agreement also provides that Burke & Herbert will provide certain health care to continuing employees until the end of the year in which the merger occurs.
As of the effective time, Burke & Herbert shall (i) assume and honor any vacation or personal time off (other than sick leave) (“PTO”) that has accrued but is unused under the applicable policies of LNKB and its subsidiaries (including any PTO carried over from a prior year in accordance with LNKB’s PTO policies), (ii) provide additional accruals to continuing employees following the effective time under the PTO policy of Burke & Herbert in the same manner as provided to similarly situated employees of Burke & Herbert or its subsidiaries, and (iii) recognize all service of any continuing employee with LNKB and its subsidiaries for purposes of determining PTO under Burke & Herbert’s PTO policy.
The merger agreement also provides that the continuing corporation will assume by operation of law LNKB’s existing employment and change in control agreements with current and former LNKB officers, directors and employees, unless such arrangements were terminated or superseded by agreement of any such officer, director or employee with Burke & Herbert. Further, the merger agreement provides that LNKB will be authorized to make retention bonus awards from a retention bonus pool for purposes of retention through, and in some circumstances, after, the closing date.
Nothing in the merger agreement will be deemed to (i) establish, amend, or modify any LNKB employee benefit plan, Burke & Herbert employee benefit plan or any other benefit or employment plan, program, agreement or arrangement or (ii) alter or limit the ability of the continuing corporation or any of its subsidiaries or affiliates to amend, modify or terminate any particular LNKB employee benefit plan, Burke & Herbert employee benefit plan or any other benefit or employment plan, program, agreement or arrangement after the effective time. Without limiting the generality of the terms of the merger agreement, nothing in the merger agreement, express or implied, is intended to or will confer upon any person, including any current or former employee, officer, director or consultant of LNKB, Burke & Herbert or any of their subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of the merger agreement.
Director and Officer Indemnification and Insurance
The merger agreement provides that from and after the effective time, Burke & Herbert, as the continuing corporation in the merger, will indemnify and hold harmless and advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified or entitled to such advancement of expenses as of the date of the merger agreement by LNKB pursuant to its articles of incorporation, its bylaws, the governing or organizational documents of any subsidiary of LNKB and certain indemnification agreements in existence as of the date of the merger agreement or the PBCL, each present and former director, officer and/or employee of LNKB and its subsidiaries (in each case, when acting in such capacity) (collectively, the “LNKB indemnified parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising out of the fact that such person is or was a director, officer and/or employee of LNKB or any of its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement; provided, that in the case of advancement of expenses, any LNKB indemnified party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such LNKB indemnified party is not entitled to indemnification.
The merger agreement requires Burke & Herbert, as the continuing corporation in the merger, to maintain for a period of six years after the effective time the current policies of directors’ and officers’ liability insurance maintained by LNKB (provided that the continuing corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the effective time; provided, that the continuing corporation will not be obligated to expend, on an annual basis, an amount in excess of 250% of the current annual premium paid as of the date of the merger agreement by LNKB for such insurance (the “premium cap”), and if such premiums for such insurance would at any time exceed the premium cap, then the continuing corporation will cause to be maintained policies of insurance which, in the continuing corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, LNKB, in consultation with, but only upon the consent of Burke & Herbert, may (and at the request of Burke & Herbert, LNKB will use its reasonable best efforts to) obtain at or prior to the effective time a six-year prepaid “tail” policy under LNKB’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the premium cap.
Dividends
Burke & Herbert and LNKB will coordinate with the other the declaration of any dividends in respect of Burke & Herbert common stock and LNKB common stock and the record dates and payment dates relating thereto, it being the intention of the parties to the merger agreement that holders of LNKB common stock will not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of LNKB common stock and any shares of Burke & Herbert common stock any such holder receives in exchange therefor in the merger.
Certain Additional Covenants
The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of Burke & Herbert common stock to be issued in the merger, confidentiality, access to information of the other company, advice of changes, exemption from takeover laws, shareholder litigation relating to the transactions contemplated by the merger agreement, the assumption by Burke & Herbert of LNKB’s indebtedness, public announcements with respect to the transactions contemplated by the merger agreement, and exemption from Section 16(b) insider trading liability.
Continuing Corporation Governance
Under the merger agreement, Burke & Herbert and LNKB have agreed to certain provisions relating to the governance of the continuing corporation, including composition of the Burke & Herbert board of directors. For a more detailed description of the governance matters relating to the continuing corporation, see the section entitled “The Merger — Governance of the Continuing Corporation After the Merger.”

Meetings; Recommendation of Burke & Herbert’s and LNKB’s Boards of Directors
Each of Burke & Herbert and LNKB agreed to call, give notice of, establish a record date for, convene and hold a meeting of its shareholders for the purpose of obtaining the required vote of the holders of Burke & Herbert common stock to approve the merger agreement (the “requisite Burke & Herbert vote”) and the required vote of the holders of LNKB common stock to approve the merger agreement (the “requisite LNKB vote”), and if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of shareholders in connection with the approval of a merger agreement or the transactions contemplated thereby. Each of Burke & Herbert and LNKB will use reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date.
Each of Burke & Herbert and LNKB and their respective boards of directors will use its reasonable best efforts to obtain from Burke & Herbert shareholders and LNKB shareholders, respectively, the requisite Burke & Herbert vote and the requisite LNKB vote, as applicable, including by communicating to the shareholders of Burke & Herbert and the shareholders of LNKB, as applicable, its recommendation (and including such recommendation in this joint proxy statement/prospectus) that, in the case of Burke & Herbert, the shareholders of Burke & Herbert approve the Burke & Herbert merger proposal (the “Burke & Herbert board recommendation”), and, in the case of LNKB, that the shareholders of LNKB approve the LNKB merger proposal (the “LNKB board recommendation”).
Subject to specified exceptions, each of Burke & Herbert and LNKB and their respective boards of directors will not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the Burke & Herbert board recommendation, in the case of Burke & Herbert, or the LNKB board recommendation, in the case of LNKB, (ii) fail to make the Burke & Herbert board recommendation, in the case of Burke & Herbert, or the LNKB board recommendation, in the case of LNKB, in this joint proxy statement/prospectus, (iii) adopt, approve, recommend or endorse an acquisition proposal (as defined in the section entitled “— Agreement Not to Solicit Other Offers”) or publicly announce an intention to adopt, approve, recommend or endorse an acquisition proposal, (iv) fail to publicly and without qualification (A) recommend against any acquisition proposal or (B) reaffirm the Burke & Herbert board recommendation, in the case of Burke & Herbert, or the LNKB board recommendation, in the case of LNKB, in each case within ten business days (or such fewer number of days as remains prior to the Burke & Herbert special meeting or the LNKB special meeting, as applicable) after an acquisition proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “recommendation change”).
However, subject to certain termination rights in favor of the other party as described in the section entitled “— Termination of the Merger Agreement,” if the board of directors of Burke & Herbert or LNKB, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Burke & Herbert board recommendation or the LNKB board recommendation, as applicable, such board of directors may, in the case of Burke & Herbert, prior to the receipt of the requisite Burke & Herbert vote, and in the case of LNKB, prior to the receipt of the requisite LNKB vote, effect a recommendation change, including by submitting the merger agreement to its shareholders without recommendation (although the resolutions approving the merger agreement as of the date hereof may not be rescinded or amended), in which event such board of directors may communicate the basis for such recommendation change to its shareholders in this joint proxy statement/prospectus or an appropriate amendment or supplement thereto to the extent required by law. However, such board of directors may not take these actions unless it (A) gives the other party at least three business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an acquisition proposal, the latest material terms and conditions and the identity of the third party in any such acquisition proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, takes into account any amendment or modification to the merger agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Burke & Herbert board recommendation or LNKB board recommendation, as the case may be. Any material amendment to any acquisition proposal will be deemed to be a new acquisition proposal for purposes of the merger agreement and will require a new notice period.

Notwithstanding any recommendation change by the board of directors of Burke & Herbert or LNKB, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its shareholders and to submit the merger agreement to a vote of such shareholders.
Agreement Not to Solicit Other Offers
Each of Burke & Herbert and LNKB has agreed that it will not, and will cause each of its subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “representatives”) not to, directly or indirectly:
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initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal;

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engage or participate in any negotiations with any person concerning any acquisition proposal;

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provide any confidential or nonpublic information or data to, have or participate in any discussions with any person relating to any acquisition proposal; or

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unless the merger agreement has been terminated in accordance with its terms, approval or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with the merger agreement) in connection with or relating to an acquisition proposal.

For purposes of the merger agreement, an “acquisition proposal” means, with respect to Burke & Herbert or LNKB, as applicable, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in:
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any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its subsidiaries or 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the party; or

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any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the party; or

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a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the issuance, acquisition or conversion of, or the disposition of, 25% or more of any class of equity or voting securities of a party or one or more of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party.

In the event that after the date of the merger agreement and prior to the receipt of the requisite Burke & Herbert vote, in the case of Burke & Herbert, or the requisite LNKB vote, in the case of LNKB, a party receives an unsolicited bona fide written acquisition proposal that did not result from a breach of the merger agreement section related to acquisition proposals, it may, and may permit its subsidiaries and its and their subsidiaries’ representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in negotiations or discussions with the person making the acquisition proposal if the board of directors of such party concludes in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law. Prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to the foregoing sentence, such party shall have entered into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement between Burke & Herbert and LNKB, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with such party.
Each of Burke & Herbert and LNKB will, and will cause its representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conduct before the date of the merger agreement with any person other than LNKB or Burke & Herbert, as applicable, with respect to any acquisition proposal. Each party will promptly (within 24 hours) advise the other party following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), will provide the other party with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or acquisition proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal. Each of Burke & Herbert and LNKB will use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party in accordance with the terms thereof.
Nothing contained in the merger agreement will prevent a party or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an acquisition proposal; provided that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under the merger agreement.
Conditions to Complete the Merger
Burke & Herbert’s and LNKB’s respective obligations to complete the merger are subject to the satisfaction or, where legally permissible, waiver, at or prior to the effective time, of the following conditions:
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the requisite Burke & Herbert vote and the requisite LNKB vote having been obtained;

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the authorization for listing on Nasdaq, subject to official notice of issuance, of the shares of Burke & Herbert common stock that will be issuable pursuant to the merger agreement;

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the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for such purpose initiated or threatened by the SEC and not withdrawn;

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the specified governmental consents and approvals having been received and remaining in fully force and effect, and the termination or expiration of all statutory waiting periods in respect thereof, in each case without the imposition of any materially burdensome regulatory condition;

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no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or the bank merger being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the merger or the bank merger;

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the accuracy of the representations and warranties of LNKB, on the one hand, and Burke & Herbert, on the other hand, contained in the merger agreement, generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate dated as of the closing date and signed on behalf of the other party by its chief executive officer or chief financial officer to such effect);

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the performance by LNKB, on the one hand, and Burke & Herbert, on the other hand, in all material respects of the obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date (and the receipt of each party of a certificate dated as of the closing date and signed on behalf of the other party by its chief executive officer or chief financial officer to such effect); and

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receipt by Burke & Herbert and LNKB of opinions of legal counsel to the effect that based on the facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither Burke & Herbert nor LNKB can provide assurance as to when or if all the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement
The merger agreement may be terminated at any time prior to the effective time, whether before or after the receipt of the requisite Burke & Herbert vote or the requisite LNKB vote (except as indicated below), in the following circumstances:
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by mutual written consent of Burke & Herbert and LNKB;

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by either Burke & Herbert or LNKB if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

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by either Burke & Herbert or LNKB if the merger has not been consummated on or before September 18, 2026, unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

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by either Burke & Herbert or LNKB (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of LNKB, in the case of a termination by Burke & Herbert, or on the part of Burke & Herbert, in the case of a termination by LNKB, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of a closing condition of the terminating party and which is not cured within 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

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by LNKB, prior to the receipt of the requisite Burke & Herbert vote, if (i) Burke & Herbert or the Burke & Herbert board of directors has made a recommendation change or (ii) Burke & Herbert or the Burke & Herbert board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to approval of the Burke & Herbert shareholders and the Burke & Herbert board of directors’ recommendation, see “The Merger Agreement — Meetings; Recommendation of Burke & Herbert’s and LNKB’s Boards of Directors” beginning on page 120 for additional information regarding the “recommendation change”;

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by Burke & Herbert, prior to the receipt of the requisite LNKB shareholder vote, if (i) LNKB or the LNKB board of directors has made a recommendation change or (ii) LNKB or the LNKB board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to approval of the LNKB shareholders and the LNKB board recommendation, see “The Merger Agreement — Meetings; Recommendation of Burke & Herbert’s and LNKB’s Boards of Directors” beginning on page 120 for additional information regarding the “recommendation change”; or

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by either Burke & Herbert or LNKB, if (i) the requisite Burke & Herbert vote has not been obtained upon a vote thereon taken at the Burke & Herbert special meeting (including any adjournment or postponement thereof) or (ii) the requisite LNKB vote has not been obtained upon a vote thereon taken at the LNKB special meeting (including any adjournment or postponement thereof).

Neither Burke & Herbert nor LNKB is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Burke & Herbert common stock or LNKB common stock.
Effect of Termination
If the merger agreement is terminated by either Burke & Herbert or LNKB, as provided in the section entitled “— Termination of the Merger Agreement” above, the merger agreement will become void and have no effect, and none of Burke & Herbert, LNKB, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability of any nature whatsoever thereunder, or in connection with the transactions contemplated by the merger agreement, except that (i) neither LNKB nor Burke & Herbert will be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of the merger agreement (including the loss to the shareholders of Burke & Herbert or the shareholders of LNKB, as applicable, of the benefits of the transactions contemplated by the merger agreement, including, in the case of LNKB, the loss of premium offered to the shareholders of LNKB) and (ii) designated provisions of the merger agreement will survive the termination, including those relating to the confidential treatment of information, public announcements, and the effect of termination, including the termination fees described below.
Termination Fee
LNKB will pay Burke & Herbert a termination fee equal to $14,167,000 by wire transfer of same-day funds (the “termination fee”) if the merger agreement is terminated in the following circumstances:
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In the event that (a) the merger agreement is terminated by Burke & Herbert pursuant to the sixth bullet set forth in the section entitled “— Termination of the Merger Agreement” above or (b) the merger agreement is terminated by Burke & Herbert or LNKB pursuant to the seventh bullet set forth in the section entitled “— Termination of the Merger Agreement” above as a result of the requisite LNKB vote not having been obtained upon a vote taken thereon at the LNKB special meeting (including any adjournment or postponement thereof), at a time when Burke & Herbert could have terminated the merger agreement pursuant to the sixth bullet set forth in the section entitled “— Termination of the Merger Agreement” above. In each such case, the termination fee must be paid to Burke & Herbert within two (2) business days of the date of termination.

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In the event that, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the LNKB board of directors or LNKB’s senior management or has been made directly to the LNKB shareholders, or any person has publicly announced (and not withdrawn at least two business days prior to the LNKB special meeting) an acquisition proposal, in each case, with respect to LNKB, and (a) (i) thereafter the merger agreement is terminated by either Burke & Herbert or LNKB pursuant to the third bullet set forth in the section entitled “— Termination of the Merger Agreement” above without the requisite LNKB vote having been obtained (and all other conditions to LNKB’s obligation to complete the mergers had been satisfied or were capable of being satisfied prior to such termination), (ii) thereafter the merger agreement is terminated by Burke & Herbert pursuant to the fourth bullet set forth in the section entitled “— Termination of the Merger Agreement” above as a result of a willful breach of the merger agreement by LNKB or (iii) thereafter the merger agreement is terminated by either Burke & Herbert or LNKB pursuant to the seventh bullet set forth in the section entitled “—Termination of the Merger Agreement” above as a result of the requisite LNKB vote not having been obtained upon a vote taken thereon at the LNKB special meeting (including any adjournment or postponement thereof), and (b) prior to the date that is 12 months after the date of such termination, LNKB enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “twenty-five percent (25%)” will instead refer to “fifty percent (50%).” In such case, the termination fee must be paid to Burke & Herbert on the earlier of the date LNKB enters into such definitive agreement and the date of consummation of such transaction.

Burke & Herbert will pay LNKB the termination fee by wire transfer of same-day funds if the merger agreement is terminated in the following circumstances:
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In the event that (a) the merger agreement is terminated by LNKB pursuant to the fifth bullet set forth in the section entitled “— Termination of the Merger Agreement” above or (b) the merger agreement is terminated by Burke & Herbert or LNKB pursuant to the seventh bullet set forth in the section entitled “— Termination of the Merger Agreement” above as a result of the requisite Burke & Herbert vote not having been obtained upon a vote taken thereon at the Burke & Herbert special meeting (including any adjournment or postponement thereof), at a time when LNKB could have terminated the merger agreement pursuant to the fifth bullet set forth in the section entitled “— Termination of the Merger Agreement” above. In each such case, the termination fee must be paid to LNKB within two business days of the date of termination.
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In the event that, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the Burke & Herbert board of directors or Burke & Herbert’s senior management or has been made directly to the Burke & Herbert shareholders, or any person has publicly announced (and not withdrawn at least two business days prior to the Burke & Herbert special meeting) an acquisition proposal, in each case, with respect to Burke & Herbert, and (a) (i) thereafter the merger agreement is terminated by either Burke & Herbert or LNKB pursuant to the third bullet set forth in the section entitled “— Termination of the Merger Agreement” above without the requisite Burke & Herbert vote having been obtained (and all other conditions to Burke & Herbert’s obligation to complete the mergers had been satisfied or were capable of being satisfied prior to such termination), (ii) thereafter the merger agreement is terminated by LNKB pursuant to the fourth bullet set forth in the section entitled “— Termination of the Merger Agreement” above as a result of a willful breach of the merger agreement by Burke & Herbert or (iii) thereafter the merger agreement is terminated by either Burke & Herbert or LNKB pursuant to the seventh bullet set forth in the section entitled “— Termination of the Merger Agreement” above as a result of the requisite Burke & Herbert vote not having been obtained upon a vote taken thereon at the Burke & Herbert special meeting (including any adjournment or postponement thereof) and (b) prior to the date that is 2 months after the date of such termination, Burke & Herbert enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “twenty-five percent (25%)” will instead refer to “fifty percent (50%).” In such case, the termination fee must be paid to LNKB on the earlier of the date Burke & Herbert enters into such definitive agreement and the date of consummation of such transaction.

If Burke & Herbert or LNKB, as the case may be, fails promptly to pay the termination fee due pursuant to the merger agreement, and, in order to obtain such payment, Burke & Herbert or LNKB, as applicable, commences a suit which results in a judgment against the non-paying party for the termination fee or any portion thereof, then the non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at a rate per annum equal to the “prime rate” published in The Wall Street Journal on the date such payment was required to be made.
Expenses and Fees
Except as otherwise expressly provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to governmental entities in connection with transactions contemplated by the merger agreement, including the merger and the bank merger, will be borne equally by Burke & Herbert and LNKB.
Amendment, Waiver and Extension of the Merger Agreement
Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite Burke & Herbert vote or the requisite LNKB vote, except that after the receipt of the requisite Burke & Herbert vote or the requisite LNKB vote, there may not be, without further approval of Burke & Herbert shareholders or LNKB shareholders, as applicable, any amendment of the merger agreement that requires such further approval under applicable law. The merger agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.
At any time prior to the effective time, each of the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of Burke & Herbert, in the case of LNKB, or LNKB, in the case of Burke & Herbert, contained in the merger agreement or in any document delivered by such other party pursuant to the merger agreement, (ii) waive any inaccuracies in the representations and warranties of Burke & Herbert, in the case of LNKB, or LNKB, in the case of Burke & Herbert, contained in the merger agreement or in any document delivered by such other party pursuant to the merger agreement, and (iii) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement; provided that after the receipt of the requisite Burke & Herbert vote or the requisite LNKB vote, there may not be, without such further approval of the Burke & Herbert shareholders or LNKB shareholders, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires further approval under applicable law.
Governing Law
The merger agreement is governed by and will be construed in accordance with the laws of the Commonwealth of Virginia, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the board of directors of LNKB shall be subject to the laws of the Commonwealth of Pennsylvania). The parties also agreed to the exclusive jurisdiction and venue of any federal or state court of competent jurisdiction located in the Commonwealth of Virginia with respect to any claim arising out of or related to the merger agreement or the transactions contemplated thereby.
Specific Performance
Burke & Herbert and LNKB will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement (including the parties’ obligations to consummate the merger and the bank merger), in addition to any other remedy to which they are entitled at law or in equity. Both Burke & Herbert and LNKB waive any defense in any action for specific performance that a remedy at law would be adequate and any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following discussion sets forth the anticipated material United States federal income tax consequences of the merger to U.S. holders (as defined below) of LNKB common stock that exchange their shares of LNKB common stock for the merger consideration. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this joint proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion. To the extent this section consists of statements as to matters of U.S. federal income tax law, this section constitutes the opinion of Troutman Pepper Locke LLP and Luse Gorman, PC.
This discussion addresses only those LNKB shareholders that hold their shares of LNKB common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including, without limitation, if you are:
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a bank or other financial institution;

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a tax-exempt organization;

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a partnership, an S-corporation, or other pass-through entity, or an investor in a pass-through entity;

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holders subject to the alternative minimum tax provisions of the Code;

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an insurance company;

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a mutual fund;

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a dealer or broker in stocks and securities, commodities or currencies;

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a holder of LNKB common stock that received LNKB common stock through the exercise of an employee stock option, through a tax-qualified retirement plan or otherwise as compensation;

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a person that is not a U.S. holder;

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a trader in securities who elects the mark-to-market method of accounting for the securities;

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a person that has a functional currency other than the U.S. dollar;

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a real estate investment trust;

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a regulated investment company;

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a person required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement;

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a holder who actually or constructively owns 5% or more of LNKB common stock;

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a holder of LNKB common stock that holds LNKB common stock as part of a hedge, straddle, constructive sale, wash sale, conversion or other integrated transaction;

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a controlled foreign corporation (as defined in Section 957(a) of the Code) or a passive foreign investment company (as defined in section 1297(a) of the Code);

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a former citizen or residents of the United States;

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a United States expatriate; or

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a holder who exercises appraisal rights.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, any United States federal laws other than those pertaining to income tax (e.g., U.S. estate or gift tax), nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of LNKB or Burke & Herbert.
You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of LNKB common stock that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes, or (iv) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source.
The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds LNKB common stock generally will depend on the status of the partner and the activities of the partnership. A partner in a partnership holding LNKB common stock should consult their own tax advisors regarding the tax consequences of the merger to their specific circumstances.
Tax Consequences of the Merger Generally
The parties intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to complete the merger that Burke & Herbert receive an opinion from Troutman Pepper Locke LLP, dated the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to complete the merger that LNKB receive an opinion from Luse Gorman, PC, dated the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither LNKB nor Burke & Herbert currently intends to waive this opinion condition to their respective obligations to consummate the merger. If either LNKB or Burke & Herbert waive this opinion condition after this registration statement is declared effective by the SEC, and if the tax consequences of the merger to LNKB shareholders have materially changed, LNKB and Burke & Herbert will recirculate appropriate soliciting materials to re-solicit the votes of LNKB shareholders. The opinions will be subject to customary qualifications and assumptions, including that the merger will be completed according to the terms of the merger agreement. These opinions will also assume that the representations found in the representation letters of Burke & Herbert and LNKB, are, as of the effective time, true and complete without qualification and that the representation letters of Burke & Herbert and LNKB are executed by appropriate and authorized officers of Burke & Herbert and LNKB. Neither of the opinions described above will be binding on the United States Internal Revenue Service (the “IRS”). Burke & Herbert and LNKB have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. If any of the representations, warranties, covenants or assumptions upon which the opinions described above are based are inconsistent with the actual facts, or if any condition contained in the merger agreement and affecting these opinions is breached or is waived by any party, the U.S. federal income tax consequences of the merger could be adversely affected. If the merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, then each LNKB U.S. holder would recognize gain or loss upon the exchange of shares of LNKB common stock for Burke & Herbert common stock in the merger equal to the difference between the fair market value of the shares of Burke & Herbert common stock received in exchange for the shares of LNKB common stock (plus any cash received in lieu of a fractional share) and such LNKB U.S. holder’s adjusted tax basis in the shares of LNKB common stock surrendered. Each holder of LNKB common stock should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.
Assuming the merger qualifies as a “reorganization,” the material U.S. federal income tax consequences of the merger to U.S. holders of LNKB common stock are set forth in the remainder of this discussion:
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a holder who receives solely shares of Burke & Herbert common stock (or receives Burke & Herbert common stock and cash solely in lieu of a fractional share) in exchange for shares of LNKB common stock generally will not recognize any gain or loss upon the merger, except with respect to the cash received in lieu of a fractional share of Burke & Herbert common stock (as discussed below);

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the aggregate tax basis of the Burke & Herbert common stock received in the merger (including fractional share interests in Burke & Herbert common stock deemed received and exchanged for cash) will be equal to the holder’s aggregate tax basis in the LNKB common stock for which it is exchanged; and

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the holding period of Burke & Herbert common stock received in the merger (including any fractional shares deemed received and redeemed as described below) will include the holder’s holding period of the LNKB common stock for which it is exchanged.

If holders acquired different blocks of LNKB common stock at different times and at different prices, a holder’s tax basis and holding period in Burke & Herbert common stock may be determined with reference to each block of LNKB common stock.
Cash Instead of a Fractional Share
A holder of LNKB common stock who receives cash instead of a fractional share of Burke & Herbert common stock will be treated as having received the fractional share of Burke & Herbert common stock pursuant to the merger and then as having sold that fractional share for cash. As a result, such a holder generally will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to such holder’s fractional share of Burke & Herbert common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective time of the merger, the holding period for the shares (including the holding period of LNKB common stock surrendered therefor) is greater than one year. In general, long-term capital gains for non-corporate taxpayers may be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations.
Backup Withholding
Payments of cash to a non-corporate holder of LNKB common stock in connection with the merger may be subject to information reporting and backup withholding (currently at a rate of 24%). A holder of LNKB common stock generally will not be subject to backup withholding, however, if the holder:

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furnishes a correct taxpayer identification number, certifies that the holder is not subject to backup withholding on IRS form W-9 (or an applicable substitute or successor form) included in the election form/letter of transmittal the holder will receive and otherwise complies with all the applicable requirements of the backup withholding rules; or

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provides proof of an applicable exemption from backup withholding.

Any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their own tax advisors regarding the application of backup withholding based on their particular tax circumstances and the availability of, and procedure for, obtaining an exemption from backup withholding.
In addition, U.S. holders of LNKB common stock are required to retain permanent records and make such records available to any authorized IRS officers and employees. In connection with the merger, these records should include the number of shares of LNKB stock exchanged, the fair market value and tax basis of LNKB shares exchanged, and relevant facts regarding any liabilities of such U.S. holders of LNKB common stock assumed or extinguished as part of the merger.
If a U.S. holder of LNKB common stock that exchanges such stock for Burke & Herbert common stock is a “significant holder” with respect to LNKB, the U.S. holder is required to include a statement with respect to the exchange on or with the federal income tax return of the U.S. holder for the year of the exchange, and to retain permanent records of the facts in the statement relating to the merger. A U.S. holder of LNKB common stock will be treated as a significant holder in LNKB if the U.S. holder’s ownership interest in LNKB, immediately before the merger, is 5% or more of LNKB’s issued and outstanding common stock or if the U.S. holder’s basis in the shares of LNKB stock exchanged is $1,000,000 or more. The statement must be prepared in accordance with Treasury Regulation Section 1.368-3 and must be entitled “STATEMENT PURSUANT TO §1.368-3 BY [INSERT NAME AND TAXPAYER IDENTIFICATION NUMBER (IF ANY) OF TAXPAYER], A SIGNIFICANT HOLDER”. The statement must include the names and employer identification numbers of LNKB and Burke & Herbert, the date of the merger, and the fair market value and tax basis of LNKB shares exchanged (determined immediately before the merger).
Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. This summary of certain material United States federal income tax consequences is for general information only and is not tax advice. You are encouraged to consult your tax advisor with respect to the application of United States federal income tax laws to your particular situation as well as any tax consequences arising under any alternative minimum tax, the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction, and any changes in any laws after the date of this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
The following unaudited pro forma condensed combined financial information is based on the separate historical financial statements of Burke & Herbert, LNKB and Summit after giving effect to the merger and the Summit Merger. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and should be read in conjunction with the accompanying notes.
The unaudited pro forma condensed combined balance sheet as of September 30, 2025 combines the unaudited consolidated balance sheet of Burke & Herbert as of September 30, 2025 with the unaudited consolidated balance sheet of LNKB as of September 30, 2025, giving effect to the merger as if the merger had been consummated on September 30, 2025.
The unaudited pro forma condensed combined statement of income for the year ended December 31, 2024 combines the audited consolidated statement of income of Burke & Herbert for the year ended December 31, 2024, with the unaudited consolidated statement of income of Summit for the three months ended March 31, 2024, as well as the audited consolidated statement of income of LNKB for the year ended December 31, 2024, giving effect to the Summit Merger and the merger as if the Summit Merger and the merger had been consummated on January 1, 2024.
The unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2025, combines the unaudited consolidated statement of income of Burke & Herbert for the nine months ended September 30, 2025 with the unaudited consolidated statement of income of LNKB for the nine months ended September 30, 2025, giving effect to the merger as if the merger had been consummated on January 1, 2025.
The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included elsewhere in or incorporated by reference into this joint proxy statement/prospectus:
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The historical unaudited condensed consolidated financial statements of Burke & Herbert as of and for the nine months ended September 30, 2025 and the historical audited consolidated financial statements of Burke & Herbert as of and for the year ended December 31, 2024, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 165;

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The historical unaudited condensed consolidated financial statements of LNKB as of and for the nine months ended September 30, 2025 (see Annex H) and the historical audited consolidated financial statements of LNKB as of and for the year ended December 31, 2024 (see Annex D); and

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The historical unaudited condensed consolidated financial statements of Summit as of and for the three months ended March 31, 2024 (see Annex K) and the historical audited consolidated financial statements of Summit as of and for the year ended December 31, 2023 (see Annex J).

The unaudited pro forma condensed combined financial information should also be read together with other financial information included elsewhere in or incorporated by reference into this joint proxy statement/prospectus.
The foregoing historical financial statements have been prepared in accordance with GAAP. The unaudited pro forma condensed combined financial information has been prepared based on the aforementioned historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma condensed combined financial statements. The pro forma adjustments reflect transaction accounting adjustments related to the Summit Merger and the merger, all of which are discussed in further detail below. Amounts presented reflect the accounting for the acquisitions of Summit and LNKB by Burke & Herbert. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not purport to represent the continuing corporation’s consolidated results of operations or consolidated financial position that would actually have occurred had the Summit Merger and the merger been consummated on the dates assumed or to project the continuing corporation’s consolidated results of operations or consolidated financial position for any future date or period.
The unaudited pro forma condensed combined financial information appearing below is based on available preliminary information and certain assumptions that are believed to be reasonable as of the date of this joint proxy statement/prospectus and also does not consider any potential effects of changes in market conditions, certain asset dispositions, cost savings, or revenue synergies, among other factors discussed in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements,” “Risk Factors” and the consolidated audited and unaudited financial statements of Burke & Herbert, LNKB and Summit included elsewhere in or incorporated by reference into this joint proxy statement/prospectus. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger or subsequent adjustments that are recorded.
The Summit Merger
On May 3, 2024, Burke & Herbert completed the Summit Merger pursuant to an Agreement and Plan of Reorganization and accompanying Plan of Merger dated August 24, 2023 between Burke & Herbert and Summit. At the effective time of the Summit Merger, Summit merged with and into Burke & Herbert with Burke & Herbert as the continuing corporation in the Summit Merger and, immediately thereafter, Summit Community Bank, Inc., a West Virginia chartered bank and wholly-owned subsidiary of Summit merged with and into B&H Bank, with B&H Bank as the continuing bank. Summit’s results of operations have been included in Burke & Herbert’s consolidated results since the date of the Summit Merger.
The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting for business combinations under GAAP, with Burke & Herbert as the acquiror for accounting purposes. Certain reclassifications have been made to the historical financial statements of Summit to conform to the presentation in Burke & Herbert’s financial statements. The unaudited pro forma condensed combined balance sheet as of September 30, 2025, and the unaudited pro forma condensed combined income statement for the nine months ended September 30, 2025, do not reflect transaction accounting adjustments related to the Summit Merger as the Summit Merger is already reflected in the historical balance sheet and income statement of Burke & Herbert as of and for the nine months ended September 30, 2025, respectively. The unaudited pro forma condensed combined income statement for the year ended December 31, 2024 are presented as if the Summit Merger occurred on January 1, 2024, which does not necessarily indicate the results of operations if the businesses had been combined for the entire historical period or the results of operations in future periods.
Basis of Pro Forma Presentation
The historical financial information of Burke & Herbert, LNKB and Summit has been adjusted to give pro forma effect to the transaction accounting required for the Summit Merger and the merger. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary to evaluate the financial overview of the surviving entity upon closing of the merger.
The unaudited pro forma condensed combined financial information is not necessarily indicative of what the surviving entity’s balance sheet or statement of income actually would have been had the Summit Merger and the merger been completed as of the dates indicated, nor do they purport to project the future financial position or operating results of the surviving entity. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the merger. Summit and Burke & Herbert did not have any historical material relationship prior to the Summit Merger. LNKB and Burke & Herbert have not had any historical material relationship prior to the merger. Accordingly, no pro forma adjustments were required to eliminate activities among the companies. Certain reclassifications have been made to the historical financial statements of LNKB and Summit to confirm to the presentation in Burke & Herbert’s financial statements.

Due to the timing of the merger, the estimates of fair value with respect to the merger are preliminary and are dependent upon certain valuations that have not progressed to a stage where there is sufficient information to make a definitive valuation. The unaudited pro forma adjustments, including the allocations of the merger consideration with respect to the merger, have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. The determination of estimated fair values requires management to make significant estimates and assumptions, which are described in the section entitled “Notes to Unaudited Pro Forma Condensed Combined Financial Information”, based on currently available information. Burke & Herbert believes that the information available provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed in connection with the merger; however, these preliminary estimates may be adjusted upon the availability of new information regarding facts and circumstances that exist at the date of the closing of the merger. Therefore, there can be no assurance that such changes will not be material. A final determination of the acquisition consideration and fair values of LNKB’s assets and liabilities will be based on the actual net tangible and intangible assets of LNKB that exist as of the date of closing of the merger.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2025
(Dollars in thousands, except share and per share data)
	As of September 30, 2025
	Burke & Herbert Financial Services Corp. (As Reclassified)	LINKBANCORP, Inc. (As Reclassified)	Transaction Accounting Adjustments	Note	Combined Pro Forma
Assets
Cash and cash equivalents	$131,713	$194,153	$(41,080)	[1]	$284,786
Securities available for sale, at fair value	1,598,407	267,930	25,595	[2]	1,891,932
Securities held to maturity, at carrying value	—	26,595	(26,595)	[2]	—
Restricted stock, at cost	42,187	4,791	—		46,978
Loans held for sale, at fair value	1,303	—	—		1,303
Loans held for investment, net of deferred fees and costs	5,559,479	2,456,977	(51,535)	[3]	7,964,921
Less: allowance for credit losses	(67,604)	(25,342)	(10,346)	[4]	(103,292)
Total loans held for investment, net	5,491,875	2,431,635	(61,881)		7,861,629
Premises and equipment, net	136,117	15,822	—		151,939
Other real estate owned	2,742	—	—		2,742
Goodwill	34,149	58,806	37,378	[II]	130,333
Amortizable intangibles, net	45,431	16,407	28,693	[5]	90,531
Company-owned life insurance	182,980	53,263	—		236,243
Other assets	222,133	52,969	8,103	[6] [4]	283,205
Total assets	$7,889,037	$3,122,371	$(29,787)		$10,981,621
Liabilities
Non-interest bearing demand deposits	$1,358,250	$640,100	$—		$1,998,350
Interest-bearing deposits	5,053,802	2,027,999	(200)	[7]	7,081,601
Total deposits	6,412,052	2,668,099	(200)		9,079,951
Other short-term borrowings	450,000	—	—		450,000
Long-term borrowings	—	40,000	100	[8]	40,100
Subordinated debt and TRUPS	86,110	62,255	3,500	[9]	151,865
Other liabilities	118,644	46,560	1,000	[10]	166,204
Total liabilities	7,066,806	2,816,914	4,400		9,888,120
Shareholders’ Equity
Preferred stock	10,413	—	—		10,413
Common stock	7,800	370	2,177	[11]	10,347
Additional paid-in-capital	404,656	265,637	55,175	[11]	725,468
Retained earnings	495,400	42,157	(94,246)	[11]	443,311
Accumulated other comprehensive income (loss)	(68,454)	(2,707)	2,707	[11]	(68,454)
Treasury stock	(27,584)	—	—		(27,584)
Total shareholders’ equity	822,231	305,457	(34,187)		1,093,501
Total liabilities and shareholders’ equity	$7,889,037	$3,122,371	$(29,787)		$10,981,621
See accompanying notes to unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
(Dollars in thousands, except share and per share data)
	For the Nine Months Ended September 30, 2025
	Burke & Herbert Financial Services Corp. (As Reclassified)	LINKBANCORP, Inc. (As Reclassified)	Transaction Accounting Adjustments	Note	Combined Pro Forma
Interest and dividend income
Interest and fees on loans	$289,102	$110,828	$14,186	[3]	$414,116
Interest and dividends on securities	39,921	6,702	400	[2]	47,023
Other interest income	4,830	3,962	—		8,792
Total interest and dividend income	333,853	121,492	14,586		469,931
Interest expense
Interest on deposits	$92,568	$38,501	$119	[7]	$131,188
Interest on borrowings
Short-term borrowings	12,088	2,867	—		14,955
Long-term borrowings	8,207	2,958	(355)	[8] [9]	10,810
Total interest expense	112,863	44,326	(236)		156,953
Net interest income	220,990	77,166	14,822		312,978
Provision for credit losses	1,387	1,575	(750)	[10]	2,212
Net interest income after provision for credit losses	219,603	75,591	15,572		310,766
Non-interest income
Income from company-owned life insurance	5,327	1,327	—		6,654
Service charges and fees	6,195	3,237	—		9,432
(Loss) gain on sale of securities	251	361	—		612
Fiduciary and wealth management	7,532	—	—		7,532
Other non-interest income	15,180	14,070	—		29,250
Total non-interest income	34,485	18,995	—		53,480
Non-interest expense
Salaries and benefits	76,741	31,921	—		108,662
Premises and equipment	23,137	10,286	—		33,423
Marketing and advertising	1,156	448	—		1,604
Legal, accounting and consulting	4,492	1,808	—		6,300
FDIC and regulatory	2,978	1,575	—		4,553
Other expenses	38,557	9,856	57,284	[1] [5]	105,697
Total non-interest expenses	147,061	55,894	57,284		260,239
Income before income taxes	107,027	38,692	(41,712)		104,007
Income tax expense	19,965	8,123	—		28,088
Net income	87,062	30,569	(41,712)		75,919
Dividends on preferred stock	675	—	—		675
Net income applicable to common shareholders	$86,387	$30,569	$(41,712)		$75,244

	For the Nine Months Ended September 30, 2025
	Burke & Herbert Financial Services Corp. (As Reclassified)	LINKBANCORP, Inc. (As Reclassified)	Transaction Accounting Adjustments	Note	Combined Pro Forma
Basic earnings per common share	5.76	0.82	(2.84)		3.74
Diluted earnings per common share	5.74	0.82	(2.82)		3.74
Basic weighted average number of common shares outstanding	14,999,230			[12]	20,093,050
Diluted weighted average number of common shares outstanding	15,036,905			[12]	20,130,725
See accompanying notes to unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024
(Dollars in thousands, except share and per share data)
	For the Year Ended December 31, 2024
	Burke & Herbert Financial Services Corp. (As Reclassified)	(Thru 5/3/2024) Summit Financial Group, Inc. (As Reclassified)	Summit Financial Group, Inc. Transaction Accounting Adjustments	Note	Combined Pro Forma Subtotal	LINKBANCORP, Inc. (As Reclassified)	LINKBANCORP, Inc. Transaction Accounting Adjustments	Note	Combined Pro Forma
Interest and dividend income
Interest and fees on loans	$311,421	$79,273	$14,350	[A]	$405,044	$146,175	$18,915	[3]	$570,134
Interest and dividends on securities	50,060	8,396	3,247	[B]	61,703	7,659	500	[2]	69,862
Other interest income	4,680	200	—		4,880	4,890	—		9,770
Total interest and dividend income	366,161	87,869	17,597		471,627	158,724	19,415		649,766
Interest expense
Interest on deposits	$118,664	$28,770	$1,202	[C]	$148,636	$51,033	$158	[7]	$199,827
Interest on borrowings
Short-term borrowings	14,300	3,445	—		17,745	3,977	—		21,722
Long-term borrowings	7,412	2,014	1,913	[D]	11,339	3,820	(474)	[8] [9]	14,685
Total interest expense	140,376	34,229	3,115		177,720	58,830	(316)		236,234
Net interest income	225,785	53,640	14,482		293,907	99,894	19,731		413,532
Provision for credit losses	24,220	—	—	[E]	24,220	257	(1,000)	[4] [10]	23,477
Net interest income after provision for credit losses	201,565	53,640	14,482		269,687	99,637	20,731		390,055
Non-interest income
Income from company-owned life insurance	4,686	630	—		5,316	1,633	—		6,949
Service charges and fees	15,594	2,560	—		18,154	4,036	—		22,190
(Loss) gain on sale of securities	1,357	(94)	—		1,263	4	—		1,267
Fiduciary and wealth management	8,411	1,149	—		9,560	—	—		9,560
Other non-interest income	6,118	2,893	—		9,011	3,189	—		12,200
Total non-interest income	36,166	7,138	—		43,304	8,862	—		52,166
Non-interest expense
Salaries and benefits	94,275	17,032	—		111,307	41,061	—		152,368
Premises and equipment	34,751	5,628	764	[F]	41,143	13,119	—		54,262
Marketing and advertising	1,894	364	—		2,258	633	—		2,891
Legal, accounting and consulting	12,546	502	—		13,048	2,830	—		15,878
FDIC and regulatory	3,329	947	—		4,276	2,396	—		6,672
Goodwill impairment	—	—	—		—	—	—		—
Other expenses	51,038	11,568	4,447	[G]	67,053	14,865	58,558	[1] [5]	140,476
Total non-interest expenses	197,833	36,041	5,211		239,085	74,904	58,558		372,547
Income before income taxes	39,898	24,737	9,271		73,906	33,595	(37,827)		69,674

	For the Year Ended December 31, 2024
	Burke & Herbert Financial Services Corp. (As Reclassified)	(Thru 5/3/2024) Summit Financial Group, Inc. (As Reclassified)	Summit Financial Group, Inc. Transaction Accounting Adjustments	Note	Combined Pro Forma Subtotal	LINKBANCORP, Inc. (As Reclassified)	LINKBANCORP, Inc. Transaction Accounting Adjustments	Note	Combined Pro Forma
Income tax expense	4,190	5,857	—		10,047	7,386	—		17,433
Net income	35,708	18,880	9,271		63,859	26,209	(37,827)		52,241
Dividends on preferred stock	675	225	—		900	—	—		900
Net income applicable to common shareholders	$35,033	$18,655	$9,271		$62,959	$26,209	$(37,827)		$51,341
Basic earnings per common share	2.83	1.27	0.98		5.08	0.71	(2.85)		2.94
Diluted earnings per common share	2.82	1.26	0.98		5.06	0.71	(2.84)		2.93
Basic weighted average number of common shares outstanding					12,393,677			[12]	17,487,497
Diluted weighted average number of common shares outstanding					12,441,831			[12]	17,535,651
See accompanying notes to unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
(Dollars in thousands, except share and per share data)
Note I — Basis of Presentation
The pro forma adjustments have been prepared, in the case of the unaudited pro forma condensed combined balance sheet as of September 30, 2025, as if the merger had been consummated on September 30, 2025, in the case of the unaudited pro forma condensed combined statement of income for the year ended December 31, 2024, as if the Summit Merger and the merger had been consummated on January 1, 2024, and in the case of the unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2025, as if the merger had been consummated on January 1, 2025.
The unaudited pro forma condensed combined financial information has been prepared assuming the acquisition method of accounting in accordance with GAAP. Under this method, LNKB’s assets and liabilities as of the date of the merger and Summit’s assets and liabilities as of May 3, 2024 will be recorded at their respective fair values and added to those of Burke & Herbert. Any difference between the purchase price for LNKB and the fair value of the identifiable net assets acquired (including intangibles) will be recorded as goodwill. Similarly, the excess of the merger consideration over the fair value of Summit’s net assets will be allocated to goodwill. The goodwill resulting from the acquisition will not be amortized to expense, but instead will be reviewed for impairment at least annually. The unaudited pro forma condensed combined financial information is based on preliminary accounting conclusions and are subject to potential revisions with further analysis.
The pro forma adjustments represent management’s estimates based on information available and are subject to change as additional information becomes available and additional analyses are performed. Burke & Herbert management considers this basis of presentation to be reasonable under the circumstances.
One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the closing of the merger will be expensed as incurred under Financial Accounting Standards Board Accounting Standards Codification 805, “Business Combinations” (or “ASC 805”) and are assumed to be cash settled.
Burke & Herbert has performed a preliminary review of LNKB’s and Burke & Herbert’s accounting policies, and no material impacts are expected to be required as a result of the review performed.
Note II — Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet
At the effective time of the merger, each share of LNKB common stock, par value $0.01 per share, outstanding immediately prior to the effective time, will be converted into the right to receive 0.1350 of shares of Burke & Herbert common stock, par value $0.50 per share. Holders of LNKB common stock will receive cash in lieu of fractional shares. The merger is intended to be a tax-free reorganization under Section 368(a) of the Internal Revenue Code.
The total estimated fully diluted transaction value (inclusive of the implied value of unvested restricted stock unit awards and outstanding in-the-money stock options) of the merger for the purpose of this pro forma financial information is approximately $323.4 million based on Burke & Herbert’s closing price of $63.40 per share on January 12, 2026. The following is a summary of the fair value of assets acquired and liabilities assumed in the merger resulting in goodwill. Goodwill is created when the purchase price consideration exceeds the fair value of the net assets acquired. For purposes of this analysis as of January 12, 2026, goodwill of $96.2 million results from the transaction; however, the final purchase accounting analysis will be performed as of the merger date and amounts therein are subject to change based on operations subsequent to January 12, 2026, as additional information becomes available and as additional analyses are performed.
The preliminary pro forma allocation of the purchase price reflected in the pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (a) LNKB’s balance sheet and operating results through the effective time of the merger; (b) the aggregate value of merger consideration paid if the price of shares of Burke & Herbert common stock varies from the assumed $63.40 per share; (c) total merger-related costs if consummation and/or implementation costs vary from currently estimated amounts; and (d) the underlying values of assets and liabilities if market and credit conditions differ from current assumptions.
The pro forma adjustments include the estimated purchase accounting entries to record the merger. The excess of the purchase price over the fair value of net assets acquired, net of deferred taxes, is allocated to goodwill. Estimated fair value adjustments included in the pro forma condensed combined financial information are based upon available information and certain assumptions considered reasonable as of the date of this joint proxy statement/prospectus, and may be revised as additional information becomes available.
The following table shows the preliminary pro forma allocation of the estimated consideration to be paid in the merger for LNKB common stock, based on the closing share price of Burke & Herbert common stock of $63.40 on Nasdaq on January 12, 2026 to the acquired identifiable assets and liabilities assumed and the pro forma goodwill generated from the merger.
(Dollars in thousands)	LNKB Book Value	Fair Value Adjustments	Notes	LNKB Fair Value
Total purchase price consideration				323,359
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and equivalents	$194,153			$194,153
Securities	299,316	(1,000)	[2]	298,316
Loans, gross	2,456,977	(37,600)	[3]	2,419,377
Allowance for credit losses	(25,342)	(10,346)	[4]	(35,688)
Loans, net of allowance	2,431,635	(47,946)		2,383,689
Premises and equipment	15,822			15,822
Goodwill and intangibles	75,213	(30,113)	[5]	45,100
Other assets	106,232	5,177	[6]	111,409
Total identifiable assets acquired	3,122,371	(73,882)		3,048,489
Deposits	2,668,099	(200)	[7]	2,667,899
Borrowings	40,000	100	[8]	40,100
Subordinated debentures	62,255	3,500	[9]	65,755
Other liabilities	46,560	1,000	[10]	47,560
Total liabilities assumed	2,816,914	4,400		2,821,314
Total identifiable net assets	305,457	(78,282)		227,175
Goodwill				$96,184
The purchase price is contingent on the price per share of Burke & Herbert common stock at the effective time of the merger, which has not yet occurred. The following table summarizes the sensitivity of the purchase price with a sensitivity analysis assuming a 10% increase and a 10% decrease in the price per share of Burke & Herbert common stock from $63.40, the closing share price of Burke & Herbert common stock on Nasdaq on January 12, 2026, and its impact on the preliminary goodwill estimate:
(Dollars in thousands, except share information)		10% Increase	10% Decrease
Common shares of LNKB	37,457,914	37,457,914	37,457,914
LNKB unvested restricted stock unit awards	274,087	274,087	274,087
Total shares to be exchanged	37,732,001	37,732,001	37,732,001
Exchange ratio	0.1350	0.1350	0.1350
Burke & Herbert shares to be issued	5,093,820	5,093,820	5,093,820

(Dollars in thousands, except share information)		10% Increase	10% Decrease
Price per share of Burke & Herbert common stock	$63.40	$69.74	$57.06
Purchase price consideration for common stock	322,948	355,243	290,653
Implied value of in the money options	410	410	410
Fully diluted transaction value	323,358	355,653	291,063
Pro Forma Goodwill	$96,183	$128,478	$63,888

Note III — Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet and Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Income
The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statements of income. All adjustments with respect to the merger are preliminary and are based on current valuations, estimates, and assumptions, which are subject to change. Subsequent to the completion of the merger, Burke & Herbert will engage an independent third-party valuation firm to determine the fair value of the assets acquired and liabilities assumed, which could significantly change the amount of the estimated fair values used in the pro forma financial information presented.
Accounting Adjustments for the Summit Merger
(Dollars in Thousands)	Burke & Herbert (As Reclassified)	(Thru 5/3/2024) Summit (As Reclassified)		Summit Transaction Accounting Adjustments
Interest income and fees on loans	$311,421	$79,273	[A]	$14,350
Interest income and dividends on securities	50,060	8,396	[B]	3,247
Interest expense on deposits	$118,664	$28,770	[C]	$1,202
Long-term borrowings expense	7,412	2,014	[D]	1,913
Provision for credit losses	24,220	—	[E]	—
Premises and equipment expense	34,751	5,628	[F]	764
Other expenses	51,038	11,568	[G]	4,447
				$9,271
A.   Adjustment represents the estimated net discount accretion on the Summit acquired loans portfolio. The discount accretion will be recognized over the expected life of the loans.
B.   Adjustment represents the estimated net discount accretion on Summit’s security portfolio mark-to-market discount. Amount will be accreted into income based on the expected life of the securities.
C.   Adjustment represents the estimated discount for Summit’s time deposits, which will be amortized based upon the maturities of the time deposits.
D.   Adjustment represents the estimated discount for Summit’s subordinated debt and trust preferred securities which will be amortized based upon the maturities of these liabilities.
E.   No accounting adjustment for provision, as all impacts are reflected within Burke & Herbert Financial Services Historical 12/31/2024 Income Statement.
F.   Adjustment represents the estimated premium for Summit’s signed lease contracts and fixed assets that are amortized into premises and equipment expense based on the expected life of the acquired assets.
G.   Adjustment represents amortization of Summit’s core deposit intangible upon an expected life of 7 years using a sum-of-digit method for amortization. It also reflects the removal of the amortization of core deposit intangible from Summit Financial Group for prior acquisitions.

Transaction Accounting Adjustments for the Merger
1.   Merger Cost Adjustment
This adjustment represents the non-recurring merger costs incurred after the Effective Time that impact the balance sheet and the income statement. The adjustments impacting the balance sheet are an after-tax adjustment reducing our cash position and a reduction in our retained earnings. The gross adjustment is reflected on the income statement line item other expenses.
	Balance Sheet	Income Statement
($ in thousands)	September 30, 2025	December 31, 2024	September 30, 2025
Merger-related exp.	52,000	52,000	52,000
Tax impact	(10,920)	(10,920)	(10,920)
After-tax Exp.	41,080	41,080	41,080
2.   Held to Maturity and Available for Sale Securities Adjustments
Securities held to maturity were recorded at amortized cost at September 30, 2025; therefore, the balance sheet requires a net fair value adjustment of ($1.0) million. The balance sheet also reflects a transfer of the held to maturity securities to available for sale. The income statement adjustment includes prospective reclassification of fair value adjustment that will be accreted into income based on the expected life of the securities. Additionally, the income statement adjustment includes the interest rate mark accretion for the current AFS portfolio.
	Balance Sheet	Income Statement
($ in thousands)	September 30, 2025	December 31, 2024	September 30, 2025
HTM Securities	(1,000)	500	400
HTM reclass to AFS	(26,595)	—	—
3.   Loans
Adjustment to loans reflects the estimated non-credit fair value mark on the portfolio of $75.7 million and estimated credit fair value mark related to non-purchased credit deteriorated (non-PCD) loans of $13.9 million, and reversal of purchase accounting marks, premiums, discounts and deferred fees and expenses of $38.1 million. While not included in the pro forma adjustments, on January 1, 2026, Burke & Herbert expects to early adopt Accounting Standards Update (ASU) 2025-08, “Financial Instruments —  Credit Losses (Topic 326): Purchased Loans” and upon merger closing will record the estimated credit fair value mark related to non-PCD loans of $13.9 million, as a component of the allowance for credit losses (“ACL”) as part of its application of purchase accounting.
	Balance Sheet	Income Statement
($ in thousands)	September 30, 2025	December 31, 2024	September 30, 2025
Fair value adjustments on loans acquired
Non-credit fair value mark	(75,660)
Non-PCD loans (credit fair value)	(13,935)
Reversal of marks	38,060
Total fair value adjustment assigned to loans	(51,535)	18,915	14,186
4.   Allowance for Credit Losses
Adjustment to ACL reflects the elimination of LNKB existing ACL and the allocation to ACL for the estimated credit component of the loan portfolio fair value assessment for purchased credit deteriorated (“PCD”) loans of $21.8 million. Additionally, pursuant to accounting standards in effect as of September 30, 2025, Burke & Herbert would also be required to record a provision for credit losses and corresponding increase to ACL for the estimated non-PCD credit fair value mark of $13.9 million immediately following the merger closing. While not included in the pro forma adjustments, on January 1, 2026, Burke & Herbert expects to early adopt Accounting Standards Update (ASU) 2025-08, “Financial Instruments — Credit Losses (Topic 326): Purchased Loans” and upon merger closing will record the estimated credit fair value mark related to the non-PCD loans of $13.9 million as a component of the ACL as part of its application of purchase accounting; accordingly, no additional ACL will be recorded immediately following the consummation of the merger.
The pro forma income statement does not include a one-time provision expense of $13.9 million related to CECL allowance for credit losses for non-PCD loans as it is shown as a direct equity adjustment.
	Balance Sheet	Income Statement
($ in thousands)	September 30, 2025	December 31, 2024	September 30, 2025
Allowance for credit losses
Reversal of existing allowance	25,342
CECL ACL for Non-PCD loans	(13,935)
FV of PCD loans assigned to ACL	(21,753)
Total adjustment to allowance for credit losses	(10,346)	—	—
Retained Earnings Impact to non-PCD		—
CECL ACL for Non-PCD loans	(13,935)
Deferred tax asset impact (included in other assets)	2,926
Retained earnings impact	(11,009)
5.   Core Deposit Intangible
A balance sheet adjustment to intangible assets was made to reverse the existing core deposit intangible on LNKB’s balance sheet of $16.4 million and record the estimated acquired core deposit intangible (or “CDI”) of $45.1 million. The pro forma income statement adjustments reflect the acquired CDI amortization and related amortization adjustment based upon expected life of 7 years using the sum of the years digits method, and the reversal of the existing CDI amortization reflected in the LNKB stand-alone income statement.
	Balance Sheet	Income Statement
($ in thousands)	September 30, 2025	December 31, 2024	September 30, 2025
CDI	28,693	6,558	5,284
6.   Deferred Tax
Balance sheet adjustment to reflect the net deferred tax asset / liability, at a rate of 21%, related to the fair value purchase accounting adjustments along with the tax impact related to the recording of the core deposit intangible.
	Balance Sheet	Income Statement
($ in thousands)	September 30, 2025	December 31, 2024	June 30, 2025
Deferred tax asset/liab. Impact
FV Adjustments	(53,346)	—	—
Recording of CDI	28,693	—	—
Items subject to tax	(24,653)	—	—
Tax impact (21%)	(5,177)	—	—
7.   Time Deposit Adjustment
Balance sheet and income statement adjustment to reflect the fair values of certain interest-bearing time deposit liabilities based on current interest rates for similar instruments. The fair value adjustment will be accreted over one year.

	Balance Sheet	Income Statement
($ in thousands)	September 30, 2025	December 31, 2024	September 30, 2025
Time Deposits	(200)	(158)	(119)
8.   Borrowings Adjustment
Balance sheet and income statement adjustment to reflect the fair values of borrowings based on current interest rates for similar instruments. The adjustment will be accreted over 1 year.
	Balance Sheet	Income Statement
($ in thousands)	September 30, 2025	December 31, 2024	September 30, 2025
Borrowings	100	79	59
9.   Subordinated Debt Adjustment
Subordinated debt was adjusted by 5.6% or $3.5 million to reflect the fair value adjustment based on interest rates for similar instruments. The adjustment will be accreted over 7 years.
	Balance Sheet	Income Statement
($ in thousands)	September 30, 2025	December 31, 2024	September 30, 2025
Sub Debt	3,500	395	296
10.   Unfunded ACL Adjustment
Adjustment to reflect a credit mark on unfunded commitments of $3.2 million and a reversal of $2.2 million current LNKB ACL on unfunded commitments for a net impact of $1.0 million.
	Balance Sheet	Income Statement
($ in thousands)	September 30, 2025	December 31, 2024	September 30, 2025
Other Liabilities	1,000	(1,000)	(750)
11.   Equity Adjustments
The pro forma condensed combined balance sheet was adjusted to reflect the reversal of LNKB’s historical equity accounts, for common stock, additional paid in capital (“APIC”), retained earnings, and accumulated other comprehensive income (“AOCI”).
		Balance Sheet
(Dollars in thousands, except share information)		September 30, 2025
Transaction accounting adjustment for common stock
Reversal of LINKBANCORP’s common stock to APIC		$(370)
Number of Burke & Herbert shares issued	5,093,820
Par value of Burke & Herbert common stock	$0.50
Par value of Burke & Herbert shares issued for merger		2,547
Total transaction accounting adjustment for common stock		$2,177
		Balance Sheet
(Dollars in thousands, except share information)		September 30, 2025
Transaction accounting adjustment for APIC
Reclass LINKBANCORP’s common stock to APIC		$370
Reclass LINKBANCORP’s retained earnings to APIC		42,157
Reclass LINKBANCORP’s AOCI to APIC		(2,707)
LINKBANCORP shares outstanding	37,732,001
Exchange ratio	0.135

		Balance Sheet
(Dollars in thousands, except share information)		September 30, 2025
Number of Burke & Herbert shares issued	5,093,820
Value assigned to Burke & Herbert common shares	63.40
Purchase price consideration for common stock	322,948
Implied value of RSUs/Options	411
Less: par value of Burke & Herbert common stock issued for merger	2,547
APIC adjustment for Burke & Herbert shares issued	320,812
Less: Existing LINKBANCORP Shareholder Equity	(305,457)
Net adjustment to APIC for stock consideration		15,355
Total transaction accounting adjustment for APIC		$55,175

Balance Sheet
(Dollars in thousands)	September 30, 2025
Transaction accounting adjustment for retained earnings
Reversal of LINKBANCORP’s retained earnings to APIC	$(42,157)
Provision for credit losses for Non-PCD loans (see note 4)	(11,009)
Merger cost adjustment (see note 1)	(41,080)
Bargain Purchase Gain	—
Total transaction accounting adjustments for retained earnings	$(94,246)
Balance Sheet
(Dollars in thousands)	September 30, 2025
Transaction accounting adjustments for AOCI
Reversal of LINKBANCORP’s AOCI to APIC	$2,707
Total transaction accounting adjustment for AOCI	$2,707
12.   Earnings per Share Information
The pro forma weighted average shares calculations have been performed for the year ended December 31, 2024 and nine months ended September 30, 2025 using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the merger, assuming it occurred. As the merger is being reflected as if it has occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for both basic and diluted earnings per share assumes that the shares issuable relating to the merger have been outstanding for the entire periods presented.

DESCRIPTION OF BURKE & HERBERT CAPITAL STOCK
As a result of the merger, LNKB shareholders who receive shares of Burke & Herbert common stock in the merger will become Burke & Herbert shareholders. Your rights as Burke & Herbert shareholders will be governed by Virginia law, the Burke & Herbert articles of incorporation and the Burke & Herbert bylaws. The following description of the material terms of Burke & Herbert’s capital stock, including the common stock to be issued in the merger, reflects the anticipated state of affairs upon consummation of the merger. We encourage you to read the applicable provisions of Virginia law, the Burke & Herbert articles of incorporation and the Burke & Herbert bylaws and federal law governing bank holding companies carefully and in their entirety.
General
Burke & Herbert is authorized to issue up to 40,000,000 shares of common stock with a par value of $0.50 per share. Burke & Herbert is also authorized to issue 2,000,000 shares of serial preferred stock, par value $1.00 per share (“Serial Preferred Stock”). Within the limits of applicable law and the listing rules of Nasdaq, the authorized but unissued shares are available to be issued, without prior shareholder approval, in classes. As of January 28, 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, there were 15,034,013 shares of Burke & Herbert common stock issued and outstanding, 1,500 shares of Burke & Herbert Series 2021 Preferred Stock issued and outstanding, and 380,486 shares of Burke & Herbert common stock reserved for issuance under various stock-based equity plans. Burke & Herbert’s common stock is not subject to redemption or any sinking fund. All outstanding shares of Burke & Herbert capital stock are duly authorized, fully paid, validly issued and non-assessable.
Common Stock
Voting Rights
All shareholders are entitled to receive notice of any meeting of shareholders of Burke & Herbert, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class.
The holders of Burke & Herbert’s common stock are entitled to one vote per share and, in general, the affirmative vote of a majority of the shares issued, outstanding and entitled to vote is sufficient to authorize action upon routine matters. A nominee for director shall be elected to the board at any meeting of shareholders at which a quorum is present if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that nominees for director shall be elected by a plurality of the votes cast at any meeting of shareholders for which the number of nominees exceeds the number of directors to be elected. If directors are to be elected by a plurality of the votes cast, shareholders shall not be permitted to vote against a nominee. A quorum for the transaction of business at a meeting of shareholders is present if shareholders who, together, hold a majority of the outstanding common stock of Burke & Herbert entitled to vote are present, either in person or by proxy.
Dividends
Burke & Herbert’s shareholders are entitled to receive dividends or distributions that its board may declare out of funds legally available for those payments. The payment of distributions by Burke & Herbert is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.
Liquidation or Dissolution
In the event of the liquidation, dissolution or winding-up of Burke & Herbert or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, shareholders will be entitled to ratably receive all of Burke & Herbert’s assets remaining after payment of all debts and other liabilities, subject to any preferential rights of the holders of any outstanding preferred shares.
Serial Preferred Stock
Burke & Herbert’s board is empowered to authorize the issuance of up to 2,000,000 shares of Serial Preferred Stock, in one or more classes or series, at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. Burke & Herbert’s board may fix the designations, voting powers, preferences, participation, redemption, sinking fund, conversion, dividend and other relative rights, qualifications, limitations and restrictions of any such series of preferred stock.
At the time of the filing of this joint proxy statement/prospectus Burke & Herbert has 1,500 shares of preferred stock outstanding, all of which is the Burke & Herbert Series 2021 Preferred Stock.
Preemptive Rights
No holder of any shares of capital stock of Burke & Herbert of any class thereof shall have any preemptive rights to purchase additional shares of capital stock of Burke & Herbert, securities convertible into such shares, or any options, warrants, or rights to purchase such shares or securities convertible into any such shares.
Listing & Transfer Agent
Burke & Herbert’s common stock is listed on Nasdaq under the symbol “BHRB.” The transfer agent for Burke & Herbert common stock is Equiniti Trust Company, LLC, P.O. Box 500, Newark, NJ 07101.
For more information regarding the rights of Burke & Herbert shareholders, please see the description captioned “Comparison of the Rights of Burke & Herbert and LNKB Shareholders,” beginning on page 150.
Virginia Law and Burke & Herbert’s Articles of Incorporation and Bylaws
The following discussion is a general summary of the material provisions of Virginia law, Burke & Herbert’s articles of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description is necessarily general and is not intended to be a complete description of the document or regulatory provision in question.
Forum Selection
Burke & Herbert’s bylaws provide that, to the fullest extent permitted by law, and unless it consents in writing to the selection of an alternative forum, the United States District Court for the Eastern District of Virginia, Alexandria Division or, in the event that court lacks jurisdiction, the Circuit Court of the City of Alexandria, Virginia, will be the sole and exclusive forum for:
•
any derivative action or proceeding brought in the name or right of Burke & Herbert or on its behalf;

•
any action asserting a claim for breach of a fiduciary duty owed by a director, officer, employee or other agent of Burke & Herbert to Burke & Herbert or its shareholders;

•
any action arising or asserting a claim arising pursuant to any provision of the VSCA or any provision of Burke & Herbert’s articles of incorporation or bylaws; or

•
any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of Burke & Herbert’s articles of incorporation or bylaws, in each case subject to such court having personal jurisdiction over the indispensable parties named as defendants in any such action.

By its terms, the exclusive forum provision in Burke & Herbert’s bylaws would apply to claims made under the Exchange Act or the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Burke & Herbert shall be deemed to have notice of and have consented to the provision in Section 6 of Burke & Herbert’s bylaws.

However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result of these provisions, the exclusive forum provisions may not apply to, and there is uncertainty as to whether a court would enforce such exclusive forum provisions with respect to, suits brought to enforce any duty or liability created by the Exchange Act or the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Burke & Herbert’s stockholders will not be deemed to have waived Burke & Herbert’s compliance with the federal securities laws and the rules and regulations thereunder.
The exclusive forum provision may limit the ability of Burke & Herbert’s shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with Burke & Herbert or Burke & Herbert’s directors or officers, which may discourage such lawsuits against Burke & Herbert and Burke & Herbert’s directors and officers or increase costs on shareholders pursuing any claims against Burke & Herbert.
Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, Burke & Herbert may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect Burke & Herbert’s business, results of operations and financial condition. See “Risk Factors — Risks Relating to Burke & Herbert’s Business.” Burke & Herbert’s bylaws designate the United States District Court for the Eastern District of Virginia, Alexandria Division or, in the event that court lacks jurisdiction, the Circuit Court of the City of Alexandria, Virginia, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Burke & Herbert’s shareholders, which may not be enforced and could discourage lawsuits against Burke & Herbert and Burke & Herbert’s directors and officers.
Authorized Serial Preferred Stock
Burke & Herbert’s articles of incorporation authorize its board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights, and other terms of such series. Under this authority, Burke & Herbert’s board could create and issue a series of preferred stock with rights, preferences, or restrictions that have the effect of discriminating against an existing or prospective holder of Burke & Herbert’s common stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of Burke & Herbert by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of Burke & Herbert’s management.
Removal of Directors and Board Vacancies
Burke & Herbert’s articles of incorporation provide that directors may only be removed by Burke & Herbert’s shareholders for cause and only with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote. Virginia law and Burke & Herbert’s articles of incorporation and bylaws provide that any vacancy occurring on Burke & Herbert’s board may be filled by the remaining members of the board. These provisions may discourage, delay, or prevent a third-party from voting to remove incumbent directors and simultaneously gaining control of Burke & Herbert’s board by filling the vacancies created by that removal with its own nominees.
Advance Notification Requirements
Burke & Herbert’s bylaws require a shareholder who desires to raise new business or nominate a candidate for election to the board at an annual meeting of shareholders to provide advance notice of not later than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting. Burke & Herbert’s bylaws also require shareholders who desire to raise new business to provide certain information concerning the nature of the new business, the shareholder and the shareholder’s interest in the business matter. Such requirements may discourage the shareholders from submitting nominations and proposals.

Shareholder Meetings
Pursuant to its bylaws, special meetings of shareholders may be called only by a resolution of Burke & Herbert’s board, by the chairperson of the board, or by the chief executive officer. As a result, shareholders are not able to act on matters, other than at annual shareholders’ meetings, unless they are able to persuade the chairperson of the board, the chief executive officer, or a majority of the board to call a special meeting.
Merger or Change of Control Considerations
Burke & Herbert’s bylaws provide that no plan of merger or share exchange or any direct or indirect sale, lease, exchange or other disposition of all or substantially all of Burke & Herbert’s property, other than in the usual and regular course of business, shall be submitted to the shareholders for a vote unless such action is approved by at least two-thirds of the entire board.
Affiliated Transactions Statute
The VSCA contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other material dispositions of assets, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally any beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:
•
the transaction is approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder;

•
the affiliated transaction has been approved by a majority of the disinterested directors; or

•
subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

The provisions of the affiliated transactions statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the affiliate transactions statute, but Burke & Herbert has not done so.
Control Share Acquisitions Statute
Under the VSCA’s control share acquisitions statute, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of at least 20%, 33 1∕3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:
•
unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or

•
among other exceptions, unless such acquisition of shares is made pursuant to an affiliation agreement with the corporation or the corporation’s articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person’s acquisition thereof.

If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for “fair value.” The provisions of the control share acquisition statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the control share acquisition statute, but Burke & Herbert has not done so.
Change in Control Law and Regulations.
Under the Change in Bank Control Act, a federal law, no person may acquire control of an FDIC-insured bank or its parent holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. The Federal Reserve Board takes into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. In addition, federal regulations provide that no company may acquire control of a bank without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of Burke & Herbert’s directors, or a determination by the Federal Reserve Board that the acquirer has the power to direct, or directly or indirectly exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a bank holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as is the case with Burke & Herbert, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934. Federal Reserve Board regulations provide that parties seeking to rebut control will be provided an opportunity to do so in writing.

COMPARISON OF THE RIGHTS OF BURKE & HERBERT AND LNKB SHAREHOLDERS
If the merger is completed, LNKB shareholders will receive shares of Burke & Herbert common stock in the merger, and they will cease to be LNKB shareholders.
LNKB is organized under the laws of the Commonwealth of Pennsylvania. Burke & Herbert is organized under the laws of the Commonwealth of Virginia. The following is a summary of certain material differences between (i) the current rights of LNKB shareholders under the LNKB articles of incorporation and the LNKB bylaws and Pennsylvania law and (ii) the current rights of Burke & Herbert shareholders under the Burke & Herbert articles of incorporation and the Burke & Herbert bylaws and Virginia law.
The following summary is not a complete statement of the rights of common shareholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to LNKB’s and Burke & Herbert’s governing documents, which we urge you to read carefully and in their entirety. Copies of LNKB’s and Burke & Herbert’s governing documents have been filed with the SEC. See “Where You Can Find More Information” beginning on page 165.
	LNKB	Burke & Herbert
Authorized Capital Stock
The authorized capital stock of LNKB consists of 55,000,000 shares, of which 50,000,000 shares are common stock, par value $0.01 per share, and 5,000,000 shares are preferred stock, no par value. As of January 28, 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, there were 37,465,183 shares of LNKB’s common stock outstanding, and no shares of preferred stock outstanding.

Burke & Herbert’s authorized capital stock consists of 40,000,000 shares of common stock, par value $0.50 per share and 2,000,000 shares of serial preferred stock, par value $1.00 per share. As of January 28, 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus, there were 15,034,013 shares of common stock outstanding and 1,500 shares of preferred stock outstanding, all of which is the Burke & Herbert Series 2021 Preferred Stock.

Voting
LNKB’s articles of incorporation provide that, except as otherwise provided in the certificate filed pursuant to law with respect to any series of preferred stock or as otherwise provided by law, the preferred stock shall not have any right to vote for any purpose. The governing documents provide that each outstanding share of common stock entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders. LNKB shareholders do not have cumulative voting rights in the case election of directors.

Burke & Herbert’s articles of incorporation provide that, except to the extent to which the board of directors shall have specified voting power with respect to any other class of stock and except as otherwise provided by law, the exclusive voting power shall be vested in its common stock, and that each share of common stock is entitled to one vote at a meeting of shareholders. Burke & Herbert shareholders do not have cumulative voting rights in the election of directors.

Size of Board of Directors
The PBCL provides that a board of directors shall consist of one or more members, with the number fixed by, or in the manner provided in, the bylaws or stated in the articles of incorporation.
LNKB’s amended and restated articles of incorporation and bylaws provide that it will have no fewer than three and no more than 24 directors. LNKB’s

The VSCA provides that a board of directors shall consist of one or more individuals, with the exact number or range of number of directors to be specified in or fixed in accordance with the articles of incorporation or bylaws.
Burke & Herbert’s articles provide that the number of directors shall be no less than five or more than fifteen and that

	LNKB	Burke & Herbert
articles of incorporation authorize the number of directors to be fixed from time to time by resolution of the board of directors.
the number of directors may be increased or decreased from time to time by the board of directors. Burke & Herbert’s bylaws provide that the exact number of directors may be fixed by the board, from time to time. Pursuant to the merger agreement, prior to the effective time, Burke & Herbert shall take all necessary actions to cause the number of directors that will comprise the full board of directors of the continuing corporation at the effective time to be increased by two members (or less to the extent there are vacant seats) and appoint the LNKB continuing directors.

Classes of Directors	LNKB has a single class of directors, with each director elected annually by shareholders for a term of one year to serve until their successors are elected and qualified.	Burke & Herbert has a single class of directors, with each director elected annually by shareholders for a term of one year to serve until their successors are elected and qualified.
Director Eligibility and Mandatory Retirement	LNKB’s governing documents do not have a similar provision.
Burke & Herbert’s bylaws provide that no person who is age 75 or older shall be eligible to serve on the board after the annual meeting of shareholders following his or her 75th birthday; provided, however, that the board may, upon a majority vote thereof and with the written consent of the director, grant one or more one-year extensions of any director’s term beyond his or her 75th birthday.

Removal of Directors
The PBCL provides that any member of a non-classified board may be removed, with or without cause, unless otherwise provided in the bylaws or the articles of incorporation.
LNKB’s bylaws provide that a director may be removed only for cause by a vote of the shareholders entitled to elect directors.

The VSCA allows shareholders to remove directors with or without cause, unless the articles of incorporation provide that directors may be removed only for cause.
Burke & Herbert’s articles state that shareholders of the corporation may remove directors only for cause and with the affirmative vote of at least 2/3 of the outstanding shares entitled to vote.

Filling Vacancies on the Board of Directors
LNKB’s bylaws provide that any vacancy resulting from the removal of a director may be filled by the shareholders at an annual or special meeting of shareholders. Any director elected by the shareholders to fill a vacancy resulting from removal shall serve for the remaining term of his or her predecessor and until a successor is elected and qualified.

Burke & Herbert’s bylaws provide that any director elected to fill a vacancy shall be elected to serve the remaining term of the director they replace and shall be elected by affirmative vote of a majority of the total number of directors.

	LNKB	Burke & Herbert

Any vacancy resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum. Any director elected to fill a vacancy created by an increase in the number of directors shall serve until the next meeting of shareholders at which directors are elected.

Control Share Acquisition Provisions
While the PBCL contains provisions relating to control share acquisitions, transactions that are approved pursuant to the provisions set forth in 15 Pa.C.S. § 321 (relating to approval of transactions by a business corporation) are exempt.
Under LNKB’s articles, any merger, consolidation, liquidation or dissolution of LNKB or any action that would result in the sale or disposition of all or substantially all of LNKB’s assets, is subject to a heightened shareholder vote standard and requires the affirmative vote of the holders of at least 75% of the outstanding shares of common stock of LNKB, unless two-thirds of LNKB’s board of directors has previously approved the transaction. Additionally, this provision in the LNKB charter may not be amended unless the amendment is approved by 75% of the outstanding shares of the common stock of LNKB.

Under the VSCA’s control share acquisitions statute (Va. Code § 13.1-728.1 et seq.), voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1∕3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:
•
unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or

•
among other exceptions, unless such acquisition of shares is made pursuant to an affiliation agreement with the corporation or the corporation’s articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person’s acquisition thereof.

If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for “fair value.” The provisions of the control share acquisition statute are only applicable to

	LNKB	Burke & Herbert

public corporations that have more than 300 shareholders.
Corporations may provide in their articles of incorporation or bylaws to opt-out of the control share acquisition statute, but Burke & Herbert has not done so.

Combinations and Transactions with Interested Shareholders
The PBCL does not contain statutory provisions concerning restrictions on business combinations with interested shareholders, so long as the material facts of the relationship or interest are known, and the transaction is properly approved.

The affiliated transaction statute of the VSCA (Va. Code § 13.1-725 et seq.) contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority (but not less than two) of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of the disinterested directors) and by the affirmative vote of the holders of 2/3 of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:
•
the transaction is approved by the holders of 2/3 of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder;

	LNKB	Burke & Herbert

•
the affiliated transaction has been approved by a majority of the disinterested directors; or

•
subject to certain additional requirements, the holders of each class or series of voting shares in the affiliated transaction will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

A corporation may elect to opt out of the affiliated transactions statute by adopting a provision in its articles of incorporation or bylaws, but Burke & Herbert has not done so. Further, the affiliated transactions statute does not apply to any corporation that has fewer than 300 shareholders of record (unless the reduction in the number of shareholders is the result of action by an interested shareholder).

Calling Special Meetings of Shareholders
LNKB’s bylaws provide that special meetings of the shareholders may be called by the Chairman of the Board of Directors, the Chief Executive Officer, the President or a majority of the board of directors. Under the PBCL, shareholders representing at least 20% of the outstanding common stock entitled to vote at a meeting may call a special shareholders’ meeting.

Virginia law provides that a corporation shall hold a special meeting of shareholders on the call of the chair of the board, the president, the board of directors, or any person or persons authorized to do so by the corporation’s articles of incorporation or bylaws.
Burke & Herbert’s bylaws state that special meetings of the shareholders may be called by resolution of the board of directors, the chair of the board of directors, or the chief executive officer.

Quorum for Shareholder Meetings
LNKB’s bylaws provide that a majority of the votes entitled to be cast on a matter, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders, unless otherwise provided by law. LNKB’s bylaws further provide if less than a majority of the votes to be cast are represented at a meeting, a majority of the votes so represented may adjourn the meeting from time to time without further notice. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the

A majority of the outstanding shares of Burke & Herbert entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. Once a share is represented as present at a meeting, either in person or by proxy, it is deemed present for quorum purposes for the remainder of the meeting and for adjournment of that meeting unless a new date is set of record for adjournment of that meeting.

	LNKB	Burke & Herbert
withdrawal of enough shareholders to leave less than a quorum.
Notice of Shareholder Meetings
Under the PBCL, a corporation is required to notify shareholders of the date, time, and place of each shareholder meeting at least 10 days before the meeting date in the case of meetings to consider entity transactions or fundamental changes and at least 5 days before the meeting date in all other cases. The PBCL provides that notice of an annual meeting need not include a description of the purpose or purposes for which the meeting is called. Notice of a special meeting, however, must specify the general nature of the business to be transacted.
LNKB’s bylaws provide that, not less than 10 days before the date of the meeting, shareholders will be given written notice stating the time, date, place, purpose for which the meeting is called (if the meeting is a special meeting or if notice of the meeting’s purpose is required by Pennsylvania law) and the means of any remote communications by which shareholders and proxyholders may be considered present and may vote at the meeting.
Notice shall be given to shareholders by first class or express mail (or by bulk mail with at least 20 days’ notice), postage prepaid, or courier notice, charges prepaid, to the shareholder’s postal address or by email or other electronic communication to the number or address supplied by the shareholder, unless the shareholder files a written waiver of notice with the secretary of the corporation before or after the meeting.

Burke & Herbert’s bylaws require written notice stating the place, day and hour of a meeting of shareholders, and in case of a special meeting, the purpose for which the meeting is called, and require that such notice shall be given not less than 10 days nor more than sixty 60 days before the date of the meeting (unless a different time is required by statute) by mail to each shareholder of record entitled to vote at such meeting. Such notice shall be deemed to have been given when deposited in the United States mail and addressed to the shareholder at the address as it appears on the stock transfer books of Burke & Herbert, with postage thereon prepaid.
Under the VSCA, notice of a shareholders’ meeting to act on an amendment of the articles of incorporation, a plan of merger, share exchange, domestication, or conversion, certain sales of assets, or the dissolution of the corporation shall be given not fewer than 25 nor more than 60 days before the meeting date.
Any notice to shareholders given by Burke & Herbert, under any provision of Virginia law or Burke & Herbert’s articles of incorporation or bylaws, shall be effective if given by a form of electronic transmission consented to by the shareholder to whom the notice is given. Any such consent shall be revocable by the shareholder by written notice to Burke & Herbert.

Advance Notice of Shareholder Nominations
LNKB’s bylaws provide that any shareholder of record may nominate a candidate for director if, at least 90 days but not more than 120 days prior to the first anniversary of the previous year’s annual meeting, the shareholder provides the secretary with the following information: (i) the name and address of such shareholder, (ii) the class and number of shares of LNKB held by such shareholder, (iii) the name, age and business and residence address of the

For any shareholder proposal to be presented in connection with an annual meeting of shareholders of Burke & Herbert, including any nomination or proposal relating to the nomination of a director to be elected to the Burke & Herbert’s board of directors, shareholders must give written notice to Burke & Herbert’s secretary at its principal executive offices not less than 90 days or more than 120 days prior to the first anniversary of the preceding

	LNKB	Burke & Herbert

candidate, (iv) the principal occupation or employment of the candidate, and (v) the class and number of shares of LNKB beneficially owned by the candidate.
If, however, LNKB did not hold an annual meeting the previous year or if the current year’s meeting is called for a date that is not within 30 days of the anniversary of the previous year’s annual meeting, notice must be received no later than 10 calendar days following the day on which public announcement of the date of the annual meeting is first made. No adjournment or postponement of an annual meeting of shareholders shall begin a new time period for giving a proposing shareholder’s notice.

year’s annual meeting. However, in the event that the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the shareholder to be timely must be so delivered no earlier than the 120th day prior to such annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which notice of the date of annual meeting was mailed or public announcement of the date of the meeting was first made. No adjournment or postponement of an annual meeting shall commence a new period for the giving of notice of a shareholder proposal hereunder. Such notice must meet certain requirements as set forth in Burke & Herbert’s bylaws.

Limitation of Personal Liability of Directors and Officers
The PBCL permits the shareholders of a Pennsylvania corporation to adopt bylaws to limit the personal liability of directors and officers for monetary damages for any action taken unless the director or officer did not act in good faith, in a manner he or she reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances or the director’s or officer’s breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. LNKB’s bylaws do not have such a provision.

The VSCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (a) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director, or (b) the greater of (i) $100,000 or (ii) the amount of cash compensation received by the officer or director from the corporation during the 12 months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the VSCA or a corporation’s articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.
Burke & Herbert’s articles of incorporation provide that in any proceeding brought by or in the right of Burke & Herbert or brought by or on

	LNKB	Burke & Herbert

behalf of its shareholders, a director or officer shall not be liable in any monetary amount for damages arising out of or resulting from a single transaction, occurrence or course of conduct. However, such liability will not be eliminated if the director or officer engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including without limitation, any claim of unlawful insider trading or manipulation of the market for any security.

Indemnification of Directors and Officers
LNKB’s bylaws provide broad indemnification for current and former directors, officers and employees in civil, criminal, administrative and investigative suits if the individual acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of LNKB and, with respect to any criminal actions or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.
Additionally, LNKB’s bylaws permit it, but do not require it, to advance expenses incurred in defending a civil or criminal action, suit or proceeding prior to the final disposition of the same, upon receipt of an undertaking by or on behalf of the director, officer or employee to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

Burke & Herbert’s articles of incorporation provide that it shall indemnify its directors and officers against liability for costs and expenses arising out of any criminal or civil suit or proceeding against the director or officer by reason of being its director or officer if the director or officer conduct himself or herself in good faith, believed the conduct was in the best interests of the company, and had no reasonable cause to believe the conduct was unlawful.
However, a director or officer shall not be indemnified against willful misconduct or a knowing violation of the criminal law or against any liability incurred by him or her in any proceeding charging improper personal benefit to him or her, whether or not by or in the right of Burke & Herbert or involving action in his or her official capacity, in which he or she was adjudged liable by a court of competent jurisdiction on the basis that personal benefit was improperly received by him or her.
Additionally, Burke & Herbert’s articles permit it, but do not require it, to indemnify and advance expenses to its employees and agents to the same extent as provided in this Article with respect to directors and officers.

Appraisal or Dissenters’ Rights
Under the PBCL, shareholders are generally entitled, in the case of a merger or consolidation, to obtain a judicial appraisal of the fair value of their shares, if they have neither voted in favor of nor consented in writing to the merger or

The VSCA provides appraisal rights to shareholders of a Virginia corporation in certain circumstances, including upon consummation of a merger to which the corporation is a party if shareholder approval is required for the merger under

	LNKB	Burke & Herbert

consolidation. Shareholders do not, however, have appraisal rights with respect to shares of any class or series of stock if such shares of stock, at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders are either (1) listed on a national securities exchange or (2) held of record by more than 2,000 holders, with certain exceptions.

the VSCA. The VSCA further provides that appraisal rights are not available to holders of shares of any class or series of shares of a Virginia corporation in a merger when the stock is either listed on a national securities exchange or is held by at least 2,000 shareholders of record and has a public float of at least $20 million. Despite this exception, appraisal rights will be available to holders of common stock of a Virginia corporation in a merger if:
•
the articles of incorporation provide for appraisal rights regardless of an available exception;

•
in the case of a merger or share exchange, shareholders are required by the terms of the merger to accept anything for their shares other than cash, shares of the surviving or acquiring corporation, or shares of another corporation that are either listed on a national securities exchange or held by more than 2,000 shareholders of record having a public float of at least $20 million, or a combination of cash or such shares; or

•
the merger is an “affiliated transaction,” as described in the section above entitled “— Combinations and Transactions with Interested Shareholders” and it has not been approved by a majority of the disinterested directors.

Dividends
The board of directors of a Pennsylvania corporation may declare and pay dividends, unless after paying such distribution the corporation would be unable to pay its debts as they become due or if the total assets of the corporation would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time as of which the distribution is measured, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights were superior to those receiving the distribution.
LNKB’s articles provide that LNKB may issue shares of preferred classes:

The VSCA generally permits corporations to make shareholder distributions, provided that the distribution would not make the corporation unable to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy any shareholders who have preferential rights superior to those receiving the dividend.
Subject to the provisions of law and the rights of holders of shares at the time outstanding of all classes of stock

	LNKB	Burke & Herbert

(i)
entitling the holders thereof to cumulative or non-cumulative dividends;

(ii)
having preference over any other class or classes of shares as to the payment of dividends; or

(iii)
convertible into shares of any other class or into shares of any series of the same or any other class.

No dividends shall be declared or paid upon or set apart for payment for the common stock until dividends on the outstanding preferred stock of each series are declared and paid or set apart for payment.

having prior rights as to dividends, the holders of Burke & Herbert’s common stock at the time outstanding shall be entitled to receive dividends at such times and in such amounts as the board of directors may deem advisable.
Burke & Herbert’s articles of incorporation provide that the holders of any serial preferred stock as to which the board of directors shall have specified a rate of dividend shall be entitled to receive, if and when declared payable by the board of directors, dividends at the dividend rate for such series, and not exceeding such rate except to the extent of any participation right. Such dividends shall be payable on such dates as shall be specified for such series. Dividends, if cumulative and in arrears, shall not bear interest.
No dividends shall be declared or paid upon or set apart for the common stock or for stock of any other class hereafter created ranking junior to the serial preferred stock in respect to dividends or assets unless and until (i) full dividends on the outstanding serial preferred stock at the dividend rate or rates therefor, together with the full additional amount required by any participation right, shall have been paid or declared and set apart for payment with respect to all past dividend periods, to the extent that the holders of the serial preferred stock are entitled to dividends with respect to any past dividend period, and the current dividend period, and (ii) all mandatory sinking fund payments that shall have become due in respect of any series of the serial preferred stock shall have been made.

Amendments to Articles and Certain Transactions
LNKB’s articles may be amended by the affirmative vote of not less than a majority of the votes cast at a meeting of shareholders.
The provision of the LNKB articles addressing the anti-takeover provisions, as described under “— Control Share Acquisition Provisions” may not be amended unless approved by the affirmative vote of the holders of at least

Burke & Herbert’s articles of incorporation require that an amendment to its articles of incorporation, a plan of merger or share exchange, a transaction involving the sale of all or substantially all the corporation’s assets other than in the regular course of business, and a plan of dissolution must be approved by 80% or more of all the votes entitled to be cast on such transactions by each voting

	LNKB	Burke & Herbert
75% of the common shares then outstanding.
group entitled to vote on the transaction. If, however, such an action has been approved and recommended by at least two-thirds of the Burke & Herbert directors in office at the time of such approval and recommendation, then the approval of such action will require approval by the vote of a majority of all the votes entitled to be cast on such actions by each voting group entitled to vote on the transaction at a meeting at which a quorum of the voting group is present.

Amendments to Bylaws
Pursuant to the PBCL, LNKB’s bylaws may be amended or repealed at any regular or special meeting by the affirmative vote of two-thirds of all votes of shareholders entitled to vote at such meeting. The notice of any meeting at which action shall be taken to alter the bylaws must include a copy of the proposed amendment or a summary of the proposed changes. Pennsylvania law provides further that a corporation’s board of directors may amend or repeal the corporation’s bylaws unless the corporation’s articles of incorporation or the PBCL reserves that power exclusively to the shareholders.
LNKB’s bylaws provide that its bylaws may be amended or repealed at any regular or special meeting of the board of directors at which a quorum is present by the affirmative vote of the majority of members attending, except with respect to any provision that the LNKB charter, the LNKB bylaws, or the PBCL requires action by the shareholders and is subject to the power of the shareholders to change such action.

Burke & Herbert’s bylaws state that the bylaws may be amended or altered at any meeting of the board of directors by affirmative vote of a majority of the number of directors then fixed, unless proscribed by law or the articles of incorporation. Burke & Herbert’s articles of incorporation do not address amending the bylaws.

Action by Written Consent of Shareholders
In accordance with the PBCL, LNKB’s bylaws provide that any action required or permitted to be taken at a meeting of the board of shareholders may be taken without a meeting if, prior or after the action, a consent or consents thereto are signed by all of the shareholders who would be entitled to vote at a meeting for such purpose and the consent or consents are filed with the secretary of the corporation for inclusion with the

The VSCA provides that any action required or permitted to be taken at a shareholder’s meeting may be taken without a meeting if the action is taken by all shareholders entitled to vote on the action. Any such written action shall bear the date on which each shareholder signed the consent and be delivered to the corporation’s secretary for inclusion in the minutes or filing with the corporate records.

	LNKB	Burke & Herbert

meeting records of the shareholders of the corporation.
The PBCL also provides for shareholder action without a meeting by less than unanimous written consent, if the corporation’s bylaws authorize action by less than unanimous written consent. LNKB’s bylaws do not contain such a provision.

The VSCA also provides for shareholder action without a meeting by less than unanimous written consent, if the corporation’s articles of incorporation authorize action by less than unanimous written consent. Burke & Herbert’s articles do not address shareholder action without a meeting.

Shareholder Rights Plan	LNKB does not currently have a shareholders’ rights plan in effect.	Burke & Herbert does not currently have a shareholders’ rights plan in effect.
Forum Selection Bylaw	LNKB’s articles of incorporation and bylaws do not require any exclusive forum with respect to legal actions against or involving LNKB.
Burke & Herbert’s bylaws designate the United States District Court for the Eastern District of Virginia, Alexandria Division or, in the event that court lacks jurisdiction, the Circuit Court of the City of Alexandria, Virginia, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Burke & Herbert’s shareholders.

LEGAL MATTERS
The validity of the shares of Burke & Herbert common stock to be issued in connection with the merger will be passed upon for Burke & Herbert by Troutman Pepper Locke LLP, Washington, D.C.
Troutman Pepper Locke LLP, Washington, D.C., counsel for Burke & Herbert, and Luse Gorman, PC, Washington, D.C., counsel for LNKB, will provide, prior to the effective time, opinions regarding certain federal income tax consequences of the merger for Burke & Herbert and LNKB, respectively.
EXPERTS
Burke & Herbert.   The consolidated financial statements of Burke & Herbert Financial Services Corp. incorporated in this proxy statement/prospectus by reference to Burke & Herbert Financial Services Corp.’s Annual Report on Form 10-K for the year ended December 31, 2024 have been so incorporated in reliance on the report of Crowe LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The historical audited consolidated financial statements of Summit as of and for the year ended December 31, 2023 included in this joint proxy statement/prospectus (attached as Annex J, hereto) have been so included in reliance on the report of Yount, Hyde & Barbour, P.C., independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
LINKBANCORP, Inc..   The historical audited consolidated financial statements of LNKB as of and for the years ended December 31, 2024 and 2023 included in this joint proxy statement/prospectus (attached as Annex D, hereto), have been so included in reliance on S.R. Snodgrass, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS
Burke & Herbert
Burke & Herbert held its 2025 annual meeting of shareholders on May 22, 2025 (the “Burke & Herbert 2025 annual meeting”). Burke & Herbert anticipates holding its 2026 annual meeting of shareholders in June 2026. (the “Burke & Herbert 2026 annual meeting”), regardless of whether the merger has been completed. Any shareholder nominations or proposals for other business intended to be presented at Burke & Herbert’s next annual meeting must be submitted to Burke & Herbert as set forth below.
SEC Rule 14a-8
In order for a shareholder proposal for the Burke & Herbert 2026 annual meeting to be eligible for inclusion in Burke & Herbert’s proxy statement pursuant to SEC Rule 14a-8, Burke & Herbert must have received the proposal and supporting statements at its principal executive offices no later than December 1, 2025, unless the date of Burke & Herbert’s 2026 annual meeting is changed by more than thirty days from May 22, 2026, the one-year anniversary of the Burke & Herbert 2025 annual meeting of shareholders. In such a case, the proposal must be received a reasonable time before Burke & Herbert beings to print and mail its proxy materials. A Burke & Herbert shareholder must provide its proposal to Burke & Herbert in writing, and it must comply with the requirements of SEC Rule 14a-8. Any such proposals should be sent to Burke & Herbert at Burke & Herbert Financial Services Corp., Attn: Corporate Secretary, 100 S. Fairfax Street, Alexandria, VA 22314.
Advance Notice Procedures
Pursuant to Burke & Herbert’s bylaws, any shareholder wishing to nominate a candidate for director must give written notice to Burke & Herbert’s Corporate Secretary at least 90 days, but not more than 120 days prior to the first anniversary of the previous year’s annual meeting. As a result, any notice given by or on behalf of a shareholder must be received between January 22, 2026 and February 21, 2026. However, if the date of the annual meeting is advanced more than thirty days prior to or delayed by more than thirty days after the anniversary of the preceding year’s annual meeting of May 22, notice by the shareholder must be received no earlier than the 120th day prior to the annual meeting and no later than the close of business on the later of the 90th day prior to the annual meeting or the tenth day following the day on which notice of the date of the annual meeting was mailed or public announcement of the date of the annual meeting is first made. The nomination notice must include certain information specified in Burke & Herbert’s bylaws.
In addition to the notice and information requirements contained in the Burke & Herbert articles of incorporation, to comply with the SEC universal proxy rules, shareholders who, in connection with the Burke & Herbert 2026 annual meeting, intend to solicit proxies in support of director nominees other than Burke & Herbert’s nominees must provide notice to Burke & Herbert that sets forth the information required by the SEC’s Rule 14a-19 no later than March 23, 2026, unless the date of the Burke & Herbert 2026 annual meeting changes by more than thirty calendar days from May 22, 2026, the one-year anniversary of Burke & Herbert’s 2025 annual meeting of shareholders, in which case such notice must be provided by the later of 60 calendar days prior to the date of the Burke & Herbert 2026 annual meeting or the 10th calendar day following the day on which public announcement of the date of the annual meeting is first made by Burke & Herbert.
These advance notice procedures are separate from the SEC’s requirements that a shareholder must meet to have a shareholder proposal included in Burke & Herbert’s proxy statement pursuant to SEC Rule 14a-8.
LINKBANCORP, Inc.
LNKB held its 2025 annual meeting of shareholders on May 22, 2025. Upon the completion of the merger, LNKB will be merged with and into Burke & Herbert and, consequently, will no longer hold annual meetings of LNKB shareholders. LNKB does not anticipate holding a 2026 annual meeting of LNKB shareholders (the “LNKB 2026 annual meeting”) if the merger is completed as currently expected. In the event that the merger is not completed within the expected time frame, or at all, LNKB will hold an annual meeting in 2026. Any shareholder nominations or proposals for other business intended to be presented at LNKB’s next annual meeting must be submitted to LNKB as set forth below.

SEC Rule 14a-8
In order for a shareholder proposal to be considered for possible inclusion in the 2026 proxy statement, it must comply with SEC Rule 14a-8 and must have been received by LNKB on or before December 18, 2025, directed to the attention of LNKB’s secretary. If the LNKB 2026 annual meeting date is scheduled to be held more than thirty days before or after May 22, 2026, the one-year anniversary of the 2025 meeting, the proposal must be received at a reasonable time before LNKB begins to print and mail its proxy materials. A LNKB shareholder must provide its proposal to LNKB in writing, and it must comply with the requirements of SEC Rule 14a-8. Any such proposals should be sent to the attention of the Corporate Secretary of LNKB at LINKBANCORP, INC., 1250 Camp Hill Bypass, Suite 202, Camp Hill, PA 17011.
Advance Notice Procedures
Under LNKB’s bylaws, any shareholder wishing to nominate a candidate for director must give written notice to LNKB’s Corporate Secretary at least 90 days, but no more than 120 days, prior to the first anniversary of the previous year’s annual meeting. As a result, and notice given by or on behalf of a shareholder must be received between January 22, 2026 and February 21, 2026. However, if the date of the annual meeting is not within 30 days of the anniversary of the preceding year’s annual meeting of May 22, 2025, notice by the shareholder must be received no later than ten calendar days following the day on which public announcement of the date of the annual meeting is first made. The nomination must include certain information specified in LNKB’s bylaws.
In addition to the notice and information requirements contained in the LNKB bylaws, to comply with the SEC universal proxy rules, shareholders who, in connection with the LNKB 2026 annual meeting, intend to solicit proxies in support of director nominees other than LNKB’s nominees must provide notice to LNKB that sets forth the information required by the SEC’s Rule 14a-19 no later than March 23, 2026, unless the date of the LNKB 2026 annual meeting has changed by more than 30 calendar days from May 22, 2026, the one-year anniversary of LNKB’s 2025 annual meeting of shareholders, in which case such notice must be provided by the later of 60 calendar days prior to the date of the LNKB 2026 annual meeting or the tenth (10th) calendar day following the day on which public announcement of the date of the LNKB 2026 annual meeting is first made by LNKB.
These advance notice procedures are separate from the SEC’s requirements that a shareholder must meet to have a shareholder proposal included in LNKB’s proxy statement pursuant to SEC Rule 14a-8.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING THE SAME ADDRESS (HOUSEHOLDING)
To reduce the expenses of delivering duplicate proxy materials to its shareholders, SEC rules permit a company, such as Burke & Herbert or LNKB, and intermediaries, such as brokers, banks, trustees and other nominees to satisfy proxy materials delivery requirements for two or more shareholders of such company sharing an address by delivering a single set of proxy materials to those shareholders. This practice is referred to as “householding” and can result in significant savings of paper and mailing costs.
Burke & Herbert or LNKB (as applicable) may household the proxy materials to be delivered in connection with this joint proxy statement/prospectus to Burke & Herbert shareholders or LNKB shareholders (as applicable) of record that share an address. This means that Burke & Herbert shareholders or LNKB shareholders of record sharing an address may not each receive a separate copy of these materials.
Certain brokerage firms, banks or other similar entities may have instituted householding for beneficial owners of Burke & Herbert common stock or LNKB common stock (as applicable) held through such an entity. Burke & Herbert shareholders or LNKB shareholders (as applicable) sharing an address whose shares of Burke & Herbert common stock or LNKB common stock (as applicable) are held by such an entity should contact such entity if they now receive: (a) multiple copies of the proxy materials and wish to receive only one copy of these materials per household in the future; or (b) a single copy of the proxy materials and wish to receive separate copies of these materials now or in the future.
Additional copies of proxy materials are available to Burke & Herbert shareholders or LNKB shareholders upon request by contacting Burke & Herbert or LNKB, as applicable, at:
if you are a Burke & Herbert shareholder	if you are a LNKB shareholder:
Burke & Herbert Financial Services Corp. 100 S. Fairfax Street Alexandria, VA 22314 Attention: Investor Relations (703) 666-3555	LINKBANCORP, Inc. 1250 Camp Hill Bypass, Suite 202 Camp Hill, PA 17011 Attention: Investor Relations (717) 678-7935

WHERE YOU CAN FIND MORE INFORMATION
Burke & Herbert and LNKB file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both Burke & Herbert and LNKB, which can be accessed at www.sec.gov/edgar. In addition, documents filed with the SEC by Burke & Herbert, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will be available free of charge in the “SEC Filings” section of Burke & Herbert’s website, investor.burkeandherbertbank.com/, under the heading “Financials,” and “SEC Filings.” Documents filed with the SEC by LNKB will be available free of charge on LNKB’s website, https://ir.linkbancorp.com/, under the heading “Financials,” and “SEC Filings.” The web addresses of the SEC, Burke & Herbert and LNKB are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those websites is not part of this joint proxy statement/prospectus.
Burke & Herbert has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to Burke & Herbert’s common stock to be issued in the merger. This document constitutes the proxy statement and prospectus of Burke & Herbert filed as part of the registration statement. This joint proxy statement/prospectus does not contain all the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.
Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC.
The SEC allows Burke & Herbert to incorporate by reference into this document documents filed with the SEC by Burke & Herbert. This means that Burke & Herbert can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information that Burke & Herbert files with the SEC will update and supersede that information. Burke & Herbert incorporates by reference the documents listed below and any documents filed by Burke & Herbert under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and until the date that the offering of Burke & Herbert common stock is terminated as well as between the date of this joint proxy statement/prospectus and the date on which the Burke & Herbert special meeting is held.
Burke & Herbert filings (SEC File No. 001-41633)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2024, filed March 17, 2025
Proxy Statement for 2025 Annual Meeting of Shareholders	Definitive Proxy Statement on Schedule 14A, filed March 31, 2025
Quarterly Reports on Form 10-Q	For the quarter ended March 31, 2025, filed May 9, 2025 For the quarter ended June 30, 2025, filed August 8, 2025 For the quarter ended September 30, 2025, filed November 7, 2025
Current Reports on Forms 8-K	Filed January 24, 2025 Filed January 29, 2025 Filed January 30, 2025 Filed March 6, 2025 Filed March 19, 2025 Filed April 21, 2025 Filed April 25, 2025

Burke & Herbert filings (SEC File No. 001-41633)	Periods Covered or Date of Filing with the SEC
Filed May 23, 2025 Filed July 24, 2025 Filed October 23, 2025 Filed October 29, 2025 Filed December 18, 2025 Filed December 23, 2025 Filed January 28, 2026
LNKB is not permitted to incorporate materials by reference. Thus, set forth below, is a list of the documents previously filed with the SEC by LNKB under the Exchange Act that are attached as annexes to this joint proxy statement/prospectus.
LNKB (SEC File No. 001-41633)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2024, filed March 31, 2025
Proxy Statement for 2025 Annual Meeting of Shareholders	Definitive Proxy Statement on Schedule 14A, filed April 17, 2025
Quarterly Reports on Form 10-Q	For the quarter ended March 31, 2025, filed May 9, 2025 For the quarter ended June 30, 2025, filed August 8, 2025 For the quarter ended September 30, 2025, filed November 7, 2025
Current Reports on Forms 8-K	Filed March 3, 2025 Filed March 26, 2025 Filed April 1, 2025 Filed May 23, 2025 Filed August 8, 2025
Notwithstanding the foregoing, information furnished by Burke & Herbert on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this joint proxy statement/prospectus.
You may request a copy of the documents incorporated by reference into this document, or relevant corporate documents otherwise referenced in this document. Requests for documents should be directed to:
if you are a Burke & Herbert shareholder	if you are a LNKB shareholder:
Burke & Herbert Financial Services Corp. 100 S. Fairfax Street Alexandria, VA 22314 Attention: Investor Relations (703) 666-3555	LINKBANCORP, Inc. 1250 Camp Hill Bypass, Suite 202 Camp Hill, PA 17011 Attention: Investor Relations (717) 678-7935
This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this document by reference or in Burke & Herbert’s and LNKB’s affairs since the date of this document. Burke & Herbert provided the information contained in this document with respect to Burke & Herbert and LNKB provided the information contained in this document with respect to LNKB.

Annex A
AGREEMENT AND PLAN OF MERGER
by and between
BURKE & HERBERT FINANCIAL SERVICES CORP.
and
LINKBANCORP, INC.

Dated as of December 18, 2025

A-i

A-ii

A-iii

A-iv

INDEX OF DEFINED TERMS
Page
Acquisition Proposal	77
affiliate	88
Agreement	1
Articles of Merger	3
Assumed Option	5
B&H Bank	7
Bank Merger Act	17
BFI	17
BHC Act	12
BHRB	1
BHRB ACL	56
BHRB Articles	40
BHRB Benefit Plans	48
BHRB Board Recommendation	68
BHRB Bylaws	40
BHRB Common Stock	3
BHRB Contract	51
BHRB Disclosure Schedule	17
BHRB Equity Awards	41
BHRB ESPP	41
BHRB Meeting	68
BHRB Owned Properties	53
BHRB Preferred Stock	41
BHRB Real Property	54
BHRB Regulatory Agencies	44
BHRB Reports	50
BHRB RSU Awards	41
BHRB Securities	42
BHRB Subsidiary	40
BHRB Subsidiary Securities	42
BHRB Supervisory Action	52
BHRB Support Agreement	2
business day	88
Capitalization Date	14
CARES Act	28
Chosen Courts	88
Closing	2
Closing Date	2
Code	1
Collective Bargaining Agreement	26
Confidentiality Agreement	68

A-v

Page
Continuing Bank	7
Continuing Employee	70
DOL	23
Effective Time	3
Employee Benefit Plan	23
Enforceability Exceptions	16
Environmental Laws	31
ERISA	23
ERISA Affiliate	23
Exchange Act	19
Exchange Agent	9
Exchange Fund	9
Exchange Ratio	3
Excluded Benefits	71
FCPA	38
FDIC	14
Federal Reserve Board	17
FINRA	37
GAAP	13
Governmental Entity	17
HSR Act	17
Intellectual Property	33
Intended Tax Treatment	1
Investment Advisers Act	37
IRS	23
IT Assets	33
Key Employee	61
knowledge	87
Liens	15
Link	7
Link Continuing Director	7
Litigation	76
LNKB	1
LNKB ACL	37
LNKB Articles	13
LNKB Benefit Plans	22
LNKB Board Recommendation	68
LNKB Bylaws	13
LNKB Common Stock	3
LNKB Continuing Directors	7
LNKB Contract	29
LNKB Director Resignations	8
LNKB Disclosure Schedule	12

A-vi

Page
LNKB DRSPP	14
LNKB Equity Awards	5
LNKB ESPP	6
LNKB Indemnified Parties	74
LNKB Insiders	79
LNKB Meeting	68
LNKB Option	5
LNKB Owned Properties	32
LNKB Preferred Stock	14
LNKB Qualified Plans	24
LNKB Real Property	32
LNKB Regulatory Agencies	18
LNKB Reports	27
LNKB Restricted Stock Award	4
LNKB RSU Award	5
LNKB RSU Award Consideration	5
LNKB Securities	15
LNKB Stock Plan	4
LNKB Subsidiary	14
LNKB Subsidiary Securities	15
LNKB Supervisory Action	30
LNKB Support Agreement	2
LNKB Warrant	6
Loans	34
made available	88
Material Adverse Effect	12
Materially Burdensome Regulatory Condition	67
MD OCFR	17
Merger	1
Merger Consideration	3
Multiemployer Plan	24
Multiple Employer Plan	24
OFAC	38
Old Certificate	3
OREO	35
PA DOBS	17
PBCL	2
Pennsylvania DOS	3
Permitted Encumbrances	32
person	88
Personal Data	28
Premium Cap	74
Proxy Statement	17

A-vii

Page
Recommendation Change	69
Representatives	76
Requisite BHRB Vote	42
Requisite LNKB Vote	16
Requisite Regulatory Approvals	66
Riegle-Neal Act	17
S-4	17
Sanctions	38
Sarbanes-Oxley Act	19
SEC	17
Securities Act	27
Subsidiary	13
Subsidiary Merger	7
Subsidiary Merger Effective Time	7
Surviving Corporation	1
Takeover Statutes	34
Tax	22
Tax Return	22
Taxes	22
Termination Date	82
Termination Fee	84
VSCA	2
VSCC	3

A-viii

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of December 18, 2025 (this “Agreement”), is by and between Burke & Herbert Financial Services Corp., a Virginia corporation (“BHRB”) and LINKBANCORP, Inc., a Pennsylvania corporation (“LNKB”).
W I T N E S S E T H:
WHEREAS, the Boards of Directors of BHRB and LNKB have determined that it is in the best interests of their respective companies and their respective shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which LNKB will, subject to the terms and conditions set forth herein, merge with and into BHRB (the “Merger”), so that BHRB is the surviving corporation in the Merger (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”);
WHEREAS, the Board of Directors of LNKB has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of LNKB and LNKB’s shareholders, and declared that this Agreement is advisable, and (ii) adopted this Agreement and approved the execution, delivery and performance of LNKB of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;
WHEREAS, the Board of Directors of BHRB has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of BHRB and BHRB’s shareholders, and declared that this Agreement is advisable, and (ii) adopted this Agreement and approved the execution, delivery and performance of BHRB of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;
WHEREAS, the Board of Directors of LNKB, subject to the terms of this Agreement, has resolved to recommend that LNKB’s shareholders adopt this Agreement and to submit this Agreement to LNKB’s shareholders for adoption;
WHEREAS, the Board of Directors of BHRB, subject to the terms of this Agreement, has resolved to recommend that BHRB’s shareholders adopt this Agreement and to submit this Agreement to BHRB’s shareholders for adoption;
WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code (the “Intended Tax Treatment”) and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” within the meaning of Section 368(a) of the Code for purposes of Sections 354 and 361 of the Code (and any comparable provision of state law) for federal and applicable state income tax purposes;
WHEREAS, the members of the Board of Directors of LNKB are supportive of this Agreement and the transactions contemplated hereby, including the Merger, and have determined that it is in their best interests to provide their support for this Agreement and such transactions and, concurrently with the execution of this Agreement, are entering into a support agreement with BHRB (the “LNKB Support Agreement”), substantially in the form attached hereto as Exhibit C, pursuant to which, among other things, each such holder is agreeing, subject to the terms of the LNKB Support Agreement, to vote all shares of LNKB Common Stock such holder owns and has the sole power to vote or direct the voting thereof in favor of the approval of this Agreement, and the LNKB Support Agreement is further a condition and inducement for BHRB to enter into this Agreement;
WHEREAS, the members of the Board of Directors of BHRB are supportive of this Agreement and the transactions contemplated hereby, including the Merger, and have determined that it is in their best interests to provide their support for this Agreement and such transactions and, concurrently with the execution of this Agreement, are entering into a support agreement with LNKB (the “BHRB Support Agreement”), substantially in the form attached hereto as Exhibit D, pursuant to which, among other things, each such holder is agreeing, subject to the terms of the BHRB Support Agreement, to vote all shares of BHRB Common Stock such holder owns and has the sole power to vote or direct the voting thereof in favor of the approval of this Agreement, and the BHRB Support Agreement is further a condition and inducement for LNKB to enter into this Agreement; and
WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions contemplated hereby and also to prescribe certain conditions to the transactions contemplated hereby.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE 1
The Merger
Section 1.01.   The Merger.   Subject to the terms and conditions of this Agreement, in accordance with the Virginia Stock Corporation Act (the “VSCA”) and the Pennsylvania Business Corporation Law (the “PBCL”), at the Effective Time, LNKB shall merge with and into BHRB, with BHRB surviving the Merger as the Surviving Corporation, pursuant to the Plan of Merger attached hereto as Exhibit A (the “Plan of Merger”). The Surviving Corporation shall continue its corporate existence under the laws of the Commonwealth of Virginia. Upon consummation of the Merger, the separate corporate existence of LNKB shall terminate.
Section 1.02.   Closing.   Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place by electronic exchange of documents at 10:00 a.m., New York City time, on a date which shall be no later than five (5) business days after the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in Article 7 hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by BHRB and LNKB. The date on which the Closing occurs is referred to as the “Closing Date.”
Section 1.03.   Effective Time.   On or (if mutually agreed to by LNKB and BHRB) prior to the Closing Date, the parties shall cause to be filed articles of merger containing the Plan of Merger with the Virginia State Corporation Commission (the “VSCC”) and a statement of merger to be filed with the Pennsylvania Department of State (the “Pennsylvania DOS”) (collectively, the “Articles of Merger”). The Merger shall become effective at such time as specified in the Articles of Merger in accordance with the relevant provisions of the VSCA, PBCL and applicable law, or at such other time as shall be provided by applicable law (such time hereinafter referred to as the “Effective Time”).
Section 1.04.   Effects of the Merger.   At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the VSCA, the applicable provisions of the PBCL, applicable law and this Agreement.
Section 1.05.   Conversion of LNKB Common Stock.   At the Effective Time, by virtue of the Merger and without any action on the part of BHRB, LNKB or the holder of any securities of BHRB or LNKB:
(a)   Subject to Sections 1.05(c) and 2.02(e), each share of the common stock, par value $0.01 per share, of LNKB issued and outstanding immediately prior to the Effective Time (the “LNKB Common Stock”) shall be converted into the right to receive 0.1350 shares (the “Exchange Ratio” and such shares the “Merger Consideration”) of common stock, par value $0.50, of BHRB (the “BHRB Common Stock”).
(b)   All of the shares of LNKB Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 1.05 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of LNKB Common Stock) previously representing any such shares of LNKB Common Stock shall thereafter represent only the right to receive (i) the number of whole shares of BHRB Common Stock which such shares of LNKB Common Stock have been converted into the right to receive pursuant to this Section 1.05, (ii) cash in lieu of fractional shares which the shares of LNKB Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.05 and Section 2.02(e), without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.02, in each case, without any interest thereon. If, prior to the Effective Time, the outstanding shares of BHRB Common Stock or LNKB Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give BHRB and the holders of LNKB Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing contained in this sentence shall be construed to permit LNKB or BHRB to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.
(c)   Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of LNKB Common Stock that are owned by LNKB or BHRB (in each case other than shares of LNKB Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by LNKB or BHRB in respect of debts previously contracted) shall be cancelled and shall cease to exist and no BHRB Common Stock or other consideration shall be delivered in exchange therefor.
(d)   BHRB may at any time change the method or timing of effecting the combination of BHRB and LNKB if and to the extent BHRB deems such changes necessary, appropriate or desirable for any reason in its discretion (including, without limitation, to ensure that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code); provided, however, that no such change shall (i) alter or change the amount or kind of Merger Consideration, (ii) adversely affect the LNKB shareholders, (iii) adversely affect the ability of the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (iv) materially impede or delay consummation of the transactions contemplated by this Agreement or (v) result in the Subsidiary Merger occurring prior to the Merger; and provided, further, that BHRB shall provide LNKB with five (5) days’ prior written notice of such change and the reasons therefor.
Section 1.06.   BHRB Stock.   At the Effective Time, by virtue of the Merger and without any action on the part of BHRB, LNKB or the holder of any securities of BHRB or LNKB, each share of BHRB Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of BHRB Common Stock and shall not be affected by the Merger; it being understood that upon the Effective Time, the BHRB Common Stock, including the shares issued to former holders of LNKB Common Stock, shall be the common stock of the Surviving Corporation.
Section 1.07.   Treatment of LNKB Equity Awards.
(a)   Restricted Stock Awards.   At or immediately prior to the Effective Time, each time-vesting restricted share of LNKB Common Stock granted under the LNKB 2025 Equity Incentive Plan, the LNKB 2022 Equity Incentive Plan, the LNKB 2019 Equity Incentive Plan, the Virginia Partners Bank 2015 Incentive Stock Option Plan, the Virginia Partners Bank 2008 Incentive Stock Option Plan and any other similar equity incentive plan (the “LNKB Stock Plans”) that is outstanding and unvested immediately prior to the Effective Time (each such share, an “LNKB Restricted Stock Award”), by virtue of the Merger, shall fully vest and shall have the treatment set forth in Section 1.05 applicable to shares of LNKB Common Stock, subject to applicable Tax withholding as provided in the LNKB Stock Plans and applicable award agreements.
(b)   Restricted Stock Units.   At or immediately prior to the Effective Time, each time-vesting restricted stock unit award (not including any award that vests based on the achievement of a combination of time- and performance-based vesting conditions but including any award that was subject to one or more performance-based vesting conditions but is no longer subject to any performance-based vesting conditions) in respect of shares of LNKB Common Stock granted under a LNKB Stock Plan (each such restricted stock unit award, an “LNKB RSU Award”) that is outstanding immediately prior to the Effective Time, by virtue of the Merger and without any required action on the part of LNKB or any holder of such LNKB RSU Award, shall fully vest (if unvested) and be cancelled and converted automatically into the right to receive, with respect to each share of LNKB Common Stock underlying the LNKB RSU Award, the Merger Consideration, as if such LNKB RSU Award had been settled in shares of LNKB Common Stock immediately prior to the Effective

Time (the “LNKB RSU Award Consideration”), subject to applicable Tax withholding as provided in the LNKB Stock Plans and applicable award agreements.
(c)   Stock Options.   At the Effective Time, each stock option in respect of shares of LNKB Common Stock granted under the LNKB Stock Plans (each such stock option, an “LNKB Option” and, collectively with the LNKB Restricted Stock Awards and the LNKB RSU Awards, the “LNKB Equity Awards”) that is outstanding immediately prior to the Effective Time, by virtue of the Merger and without any required action on the part of LNKB or any holder of such LNKB Option, shall be assumed by BHRB and shall be converted into a stock option (each, an “Assumed Option”) that (x) is exercisable for (subject to achievement of the applicable time-based vesting conditions based on service after the Closing Date to BHRB) a number of shares of BHRB Common Stock equal to the number of shares of LNKB Common Stock underlying the LNKB Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, and (y) has an exercise price per share of BHRB Common Stock equal to the exercise price applicable to the underlying LNKB Option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest cent. Each Assumed Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding LNKB Option immediately prior to the Effective Time. Notwithstanding anything contained herein to the contrary, the assumption of LNKB Options pursuant to this Section 1.07(c) shall be effected (i) with respect to any non-qualified stock option, in a manner that meets the requirements of Section 409A of the Code and the regulations thereunder and (ii) with respect to any “incentive stock option” within the meaning of Section 422 of the Code, in a manner that meets the requirements of Section 424 of the Code and the regulations thereunder, and this Section 1.07(c) will be construed with this intent.
(d)   The LNKB RSU Award Consideration shall be delivered as of the Closing Date, and shall be reduced by any withholding Taxes required to be paid by or collected on behalf of the recipients of the LNKB RSU Award Consideration. Notwithstanding anything in this Section 1.07 to the contrary, with respect to any LNKB Equity Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be settled on an accelerated basis without triggering a Tax or penalty under Section 409A of the Code, such award shall be settled (in an amount equal to the LNKB RSU Award Consideration, with no interest accruing) at the earliest time permitted under the terms of the award that will not trigger a Tax or penalty under Section 409A of the Code, and will be subject to applicable withholding Taxes at such time(s) as required by the Code.
(e)   Prior to the Effective Time, LNKB, the Board of Directors of LNKB or the appropriate committee thereof shall adopt any resolutions reasonably necessary to effective the provisions of this Section 1.07.
(f)   BHRB shall take all corporate actions that are necessary for the assumption of the Assumed Options pursuant to Section 1.07, including the reservation, issuance and listing of BHRB Common Stock as necessary to effect the transactions contemplated by this Section 1.07. As soon as practicable following the Effective Time, and in any event no later than ten (10) business days after the Effective Time, BHRB shall file with the SEC a post-effective amendment to the Form S-4 or a registration statement on Form S-8 (or any successor or other appropriate form) or an amendment to an existing registration statement on Form S-8 to register the issuance of the shares of BHRB Common Stock underlying such Assumed Options, and shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as such Assumed Options remain outstanding.
Section 1.08.   LNKB Warrants.   At the Effective Time, each outstanding warrant to acquire shares of LNKB Common Stock (each such warrant, an “LNKB Warrant “) that is outstanding immediately prior to the Effective Time shall be converted into a warrant that (x) is exercisable for a number of shares of BHRB Common Stock equal to the number of shares of LNKB Common Stock underlying the LNKB Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, (y) has an exercise price per share of BHRB Common Stock equal to the exercise price applicable to the underlying LNKB Warrant immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest cent, and (z) otherwise continues to have, and shall be subject to, the same terms and conditions as applied to the underlying LNKB Warrant immediately prior to the Effective Time.
Section 1.09.   LNKB ESPP.   Prior to the Effective Time, the LNKB Board of Directors or the appropriate committee thereof shall take all actions necessary or appropriate, including adopting any reasonably necessary resolutions, with respect to the 2022 Employee Stock Purchase Plan (the “LNKB ESPP”) to: (i) cause the offering period (as defined in the LNKB ESPP) ongoing as of the date of this Agreement to be the final offering period under the LNKB ESPP and the purchase rights under the LNKB ESPP to be exercised on the earlier of (x) the scheduled purchase date for such offering period and (y) the date that is ten business days prior to the Closing Date (with any participant payroll deductions not applied to the purchase of shares of LNKB Common Stock promptly returned to the participant), (ii) prohibit any individual who is not participating in the LNKB ESPP as of the date of this Agreement from commencing participation in the LNKB ESPP following the date of this Agreement, (iii) prohibit participants in the LNKB ESPP from increasing their payroll deductions from those in effect as of the date of this Agreement and (iv) terminate the LNKB ESPP as of, and subject to, the Effective Time.
Section 1.10.   Subsidiary Merger.
Immediately after the Effective Time, BHRB and LNKB shall cause LINKBANK, the wholly-owned Pennsylvania chartered commercial bank subsidiary of LNKB (“Link”), to merge with and into Burke & Herbert Bank & Trust Company, the wholly-owned Virginia chartered commercial bank subsidiary of BHRB (“B&H Bank”), pursuant to a Subsidiary Bank Agreement and Plan of Merger, substantially in the form attached hereto as Exhibit B (the “Subsidiary Merger”). B&H Bank shall be the surviving bank in the Subsidiary Merger (sometimes referred to herein as the “Continuing Bank,” whenever reference is made to it as of the effective date and time of the Subsidiary Merger (the “Subsidiary Merger Effective Time”), or thereafter). As soon as practicable after the approval of this Agreement by the Boards of Directors of BHRB and LNKB, each of BHRB and LNKB shall cause B&H Bank and Link to take all actions necessary, including effecting the necessary shareholder and board of directors approvals, to approve and adopt a final Subsidiary Bank Agreement and Plan of Merger with respect to the Subsidiary Merger. The consummation of the Subsidiary Merger shall be conditioned on the consummation of the Merger. Prior to the Subsidiary Merger Effective Time, BHRB and LNKB shall cause such parties to take all actions necessary to approve and adopt any and all other agreements and documents to effect the Subsidiary Merger.
Section 1.11.   Corporate Governance and Related Matters.
(a)   Prior to the Effective Time, BHRB shall take all actions necessary to cause the number of directors that will comprise the full Board of Directors of the Surviving Corporation at the Effective Time to be increased by two members (or less to the extent there are vacant seats), and shall appoint to the Board of Directors of the Surviving Corporation two members of the Board of Directors of LNKB, each of whom would qualify as an “independent director” pursuant to the listing standards of NASDAQ, as mutually agreed by BHRB and LNKB (the “LNKB Continuing Directors”). The BHRB Board of Directors shall appoint each of the LNKB Continuing Directors for a term to expire at the next annual meeting of the shareholders of BHRB. If the Effective Time occurs prior to the BHRB 2026 annual meeting of shareholders, at such annual shareholder meeting, the BHRB Board of Directors shall nominate and recommend to BHRB’s shareholders each of the LNKB Continuing Directors for re-election to the BHRB Board of Directors to serve until the following annual shareholder meeting (which nomination and recommendation may be contingent on the occurrence of the Effective Time). No other directors of LNKB shall serve on the Board of Directors of the Surviving Corporation at the Effective Time.
(b)   Prior to the Effective Time, BHRB shall cause B&H Bank to take all actions necessary to cause the number of directors that will comprise the full Board of Directors of the Continuing Bank at the Subsidiary Merger Effective Time to be increased by three members (or less to the extent there are vacant seats), and shall appoint to the Board of Directors of the Continuing Bank three members of the Board of Directors of Link, two of whom shall be the LNKB Continuing Directors, and one of whom shall be Andrew Samuel (together with the LNKB Continuing Directors, the “Link Continuing Directors”). The B&H Bank Board of Directors shall appoint each of the Link Continuing Directors for a term to expire at the next annual meeting of the sole shareholder of B&H Bank. If the Effective Time occurs prior to the 2026 annual meeting of the sole shareholder of B&H Bank, at such annual shareholder meeting, the sole shareholder of B&H Bank shall elect the Link Continuing Directors to the B&H Bank Board of Directors to serve until the following annual shareholder meeting. No other directors of Link shall serve on the Board of Directors of the Continuing Bank at the Subsidiary Merger Effective Time.

(c)   The officers of BHRB as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation.
(d)   Prior to the Effective Time and the Subsidiary Merger Effective Time, as applicable, LNKB shall use its reasonable best efforts to cause and accept the resignations of all current directors of LNKB and Link other than the LNKB Continuing Directors immediately after the Merger and the LNKB Continuing Director and the Link Continuing Director immediately after the Subsidiary Merger, respectively (such resignations, the “LNKB Director Resignations”).
(e)   At the Effective Time, BHRB shall establish a regional advisory board for the Pennsylvania region and shall appoint to it certain members of the Board of Directors of LNKB serving immediately prior to the Effective Time who are not LNKB Continuing Directors or a Link Continuing Director. Membership on the regional advisory board of directors of BHRB would be conditioned upon each such director of LNKB executing a customary advisory board of directors noncompete agreement.
Section 1.12.   Articles of Incorporation and Bylaws of BHRB.   The Articles of Incorporation of BHRB as in effect immediately prior to the Effective Time will be the Articles of Incorporation of the Surviving Corporation at and after the Effective Time until thereafter amended in accordance with applicable law. The Bylaws of BHRB as in effect immediately prior to the Effective Time will be the Bylaws of the Surviving Corporation at and after the Effective Time until thereafter amended in accordance with applicable law.
Section 1.13.   Tax Consequences.   It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code. This Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) for purposes of Sections 354 and 361 of the Code (and any comparable provision of state law) for federal and applicable state income tax purposes. BHRB and LNBK shall prepare and file with each of their respective Tax Returns (as defined herein) all information required by Treasury Regulation Section 1.368-3 and related provisions of the Treasury Regulations in a manner consistent with treating the transactions contemplated by this Agreement as a reorganization described in Section 368(a) of the Code and shall take no position (whether in audits, Tax Returns or otherwise) that is inconsistent with this treatment unless required to do so by applicable law. Each of the parties shall use its reasonable best efforts to cause their appropriate officers to execute and deliver to its respective counsel, certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to such counsel, at such time or times as may be reasonably requested by such counsel, including as of the effective date of the Registration Statement (as defined herein) and the Closing Date, in connection with such counsel’s deliveries of opinions with respect to the Tax (as defined herein) treatment of the Merger.
ARTICLE 2
Exchange of Shares
Section 2.01.   BHRB to Make Consideration Available.   At least one (1) business day prior to the Effective Time, BHRB shall deposit, or shall cause to be deposited, with a bank or trust company designated by BHRB and reasonably acceptable to LNKB (the “Exchange Agent”), for exchange in accordance with this Article 2 for the benefit of the holders of Old Certificates, (a) evidence in book-entry form representing shares of BHRB Common Stock to be issued pursuant to Section 1.05, and (b) any cash in lieu of any fractional shares to be paid pursuant to Section 2.02(e) (such cash in lieu of any fractional shares to be paid pursuant to Section 2.02(e) and shares of BHRB Common Stock to be issued pursuant to Section 1.05, together with any dividends or distributions with respect to shares of BHRB Common Stock payable in accordance with Section 2.02(b), being referred to herein as the “Exchange Fund”).

Section 2.02.   Exchange of Shares.
(a)   As promptly as practicable after the Effective Time, but in no event later than five (5) business days thereafter, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of LNKB Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive BHRB Common Stock pursuant to Article 1, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for the number of whole shares of BHRB Common Stock and any cash in lieu of fractional shares which the shares of LNKB Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement, as well as any dividends or distributions to be paid pursuant to Section 2.02(b) (such materials and instructions to include customary provisions with respect to delivery of an “agent’s message” with respect to book-entry shares). From and after the Effective Time, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent (it being understood that no certificates shall be required to be delivered for shares of LNKB Common Stock held in book-entry at the Effective Time), together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) that number of whole shares of BHRB Common Stock to which such holder of LNKB Common Stock shall have become entitled pursuant to the provisions of Section 1.05(a) and (ii) a check or other method of cash payment representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates pursuant to the provisions of this Article 2 and (B) any dividends or distributions which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates pursuant to Section 2.02(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Merger Consideration or any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by Section 2.02, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of BHRB Common Stock which the shares of LNKB Common Stock represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.02.
(b)   No dividends or other distributions declared with respect to BHRB Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article 2. After the surrender of an Old Certificate in accordance with this Article 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the shares of BHRB Common Stock that the shares of LNKB Common Stock represented by such Old Certificate have been converted into the right to receive.
(c)   If any share of BHRB Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of the shares of BHRB Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(d)   After the Effective Time, there shall be no transfers on the stock transfer books of LNKB of the shares of LNKB Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for shares of BHRB Comon Stock, cash in lieu of fractional shares and dividends or distributions that the holder presenting such Old Certificates is entitled to in respect of such Old Certificates, as provided in this Article 2.

(e)   Notwithstanding anything to the contrary contained herein, no fractional shares of BHRB Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to BHRB Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of BHRB. In lieu of the issuance of any such fractional share, the Surviving Corporation shall pay to each former holder of LNKB Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing sale prices of BHRB Common Stock on NASDAQ as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the third trading day immediately preceding the Closing Date (or, if not reported therein, in another authoritative source mutually agreed upon by BHRB and LNKB) by (ii) the fraction of a share (after taking into account all shares of LNKB Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of BHRB Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.05(a). The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.
(f)   Any portion of the Exchange Fund that remains unclaimed by the shareholders of LNKB for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any former holders of LNKB Common Stock who have not theretofore complied with this Article 2 shall thereafter look only to the Surviving Corporation for payment of the shares of BHRB Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the BHRB Common Stock deliverable in respect of each former share of LNKB Common Stock such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of BHRB, LNKB, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of LNKB Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by former holders of shares of LNKB Common Stock immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Entity shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.
(g)   The Surviving Corporation shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of BHRB Common Stock, cash dividends or distributions payable pursuant to this Section 2.02 or any other amounts otherwise payable pursuant to this Agreement to any holder of LNKB Common Stock or LNKB Equity Awards, such amounts as it is required to deduct and withhold with respect to the making of such payment or distribution under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so deducted or withheld by the Surviving Corporation or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of LNKB Common Stock or LNKB Equity Awards in respect of which the deduction and withholding was made by the Surviving Corporation or the Exchange Agent, as the case may be.
(h)   In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Exchange Agent, the posting by such person of a bond in such amount as the Surviving Corporation or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of BHRB Common Stock, any cash in lieu of fractional shares and any dividends or distributions deliverable in respect thereof pursuant to this Agreement.

ARTICLE 3
Representations and Warranties of LNKB
Except (a) as disclosed in the disclosure schedule delivered by LNKB to BHRB concurrently herewith (the “LNKB Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the LNKB Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by LNKB that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect on LNKB and (iii) any disclosures made with respect to a section of this Article 3 shall be deemed to qualify (1) any other section of this Article 3 specifically referenced or cross-referenced and (2) other sections of this Article 3 to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) except with respect to matters that relate to the representations and warranties contained in Section 3.02, as disclosed in any LNKB Reports filed by LNKB since January 1, 2023, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), LNKB hereby represents and warrants to BHRB as follows:
Section 3.01.   Corporate Organization.
(a)   LNKB is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). LNKB has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. LNKB is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on LNKB. As used in this Agreement, the term “Material Adverse Effect” means, with respect to BHRB, LNKB or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities (including deposits), liquidity, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism or cyberattacks not specifically targeting BHRB or LNKB or their respective Subsidiaries or vendors) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates, international tariffs) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural or manmade disasters or from any outbreak of any disease or other public health event, (E) public disclosure or consummation of the transactions contemplated hereby or actions expressly required to be taken or omitted by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby (it being understood and agreed that this clause (E) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby), (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof or (G) the expenses incurred by LNKB or BHRB in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclause (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, deposits, liquidity, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies of a similar size in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the word “Subsidiary” when used with respect to any person, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, or person of which (x) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (y) such first person is or directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions. True and complete copies of the articles of incorporation of LNKB (the “LNKB Articles”) and the bylaws of LNKB (the “LNKB Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by LNKB to BHRB. LNKB is not in violation of any of the provisions of the LNKB Articles or the LNKB Bylaws as of the date hereof.
(b)   Each Subsidiary of LNKB (a “LNKB Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing unless the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of LNKB or any Subsidiary of LNKB to pay dividends or distributions except, in the case of LNKB or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of Link are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of LNKB, threatened. Section 3.01(b) of the LNKB Disclosure Schedule sets forth a true and complete list of all Subsidiaries of LNKB as of the date hereof. No Subsidiary of LNKB is in violation of any of the provisions of the articles or certificate of incorporation or bylaws (or comparable organizational documents) of such Subsidiary of LNKB as of the date hereof. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of LNKB other than the LNKB Subsidiaries.
Section 3.02.   Capitalization.
(a)   The authorized capital stock of LNKB consists of 50,000,000 shares of LNKB Common Stock and 5,000,000 shares of preferred stock, no par value per share (“LNKB Preferred Stock”. As of December 15, 2025 (the “Capitalization Date “), there were (i) 37,457,914 shares of LNKB Common Stock issued and outstanding, including 146,042 shares of LNKB Common Stock outstanding in respect of LNKB Restricted Stock Awards, (ii) no shares of LNKB Preferred Stock issued and outstanding, (iii) no shares of LNKB Common Stock held in treasury, (iv) 274,087 shares of LNKB Common Stock reserved for issuance upon the settlement of outstanding LNKB RSU Awards, (v) 547,614 shares of LNKB Common Stock reserved for issuance upon the settlement of outstanding LNKB Options, (vi) 1,537,484 shares of LNKB Common Stock reserved for issuance upon the exercise and settlement of LNKB Warrants, (vii) 391,959 shares of LNKB Common Stock reserved for issuance upon settlement of outstanding purchase rights under the LNKB ESPP (determined by reference to the closing price of a share of LNKB Common Stock on the Capitalization Date) and 500,000 shares of LNKB Common Stock reserved for issuance pursuant to the LINKBANCORP Dividend Reinvestment and Stock Purchase Plan (the “LNKB DRSPP” and (viii) no other shares of capital stock or other voting securities or equity interests of LNKB issued, reserved for issuance or outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence, and for changes since the Capitalization Date resulting from the settlement of any outstanding purchase rights under the LNKB ESPP, there are no shares of capital stock or other voting securities or equity interests of LNKB issued, reserved for issuance or outstanding. All of the issued and outstanding shares of LNKB Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no trust preferred securities of LNKB or any LNKB Subsidiary issued or outstanding. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of LNKB may vote. Other than the LNKB Equity Awards outstanding as of the date of this Agreement, the LNKB Warrants outstanding as of the date of this Agreement, and shares of LNKB Common Stock issuable pursuant to the LNKB ESPP and shares of LNKB Common Stock that may be issuable pursuant to the LNKB DRSPP, as of the date of this Agreement there are no outstanding subscriptions, equity or equity-based compensation awards (including options, stock appreciation rights, phantom units or shares, restricted stock, restricted stock units, performance stock units, performance awards, profit participation rights, or dividend or dividend equivalent rights or similar awards), warrants, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in LNKB, or contracts, commitments, understandings or arrangements by which LNKB may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in LNKB, or that otherwise obligate LNKB or any LNKB Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “LNKB Securities”). No LNKB Subsidiary owns any capital stock of LNKB. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which LNKB or any of its Subsidiaries is a party with respect to the voting or transfer of LNKB Common Stock, capital stock or other voting or equity securities or ownership interests of LNKB or granting any shareholder or other person any registration rights other than the LNKB Support Agreements.
(b)   LNKB owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the LNKB Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any LNKB Subsidiary, or contracts, commitments, understandings or arrangements by which any LNKB Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such LNKB Subsidiary, or otherwise obligating LNKB or any LNKB Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing (collectively, “LNKB Subsidiary Securities”). The authorized capital stock of Link consists of 100,000 shares of LNKB Subsidiary Common Stock of which, as of the date of this Agreement, 15,000 shares were issued and outstanding. All of the issued and outstanding capital stock of Link is, and as of immediately prior to the Effective Time will be, owned by LNKB.
(c)   Section 3.02(c) of the LNKB Disclosure Schedule sets forth, for each LNKB Equity Award as of the date hereof, as applicable, the holder, type of award, grant date, number of shares, vesting schedule, exercise price and expiration date. Within five (5) days prior to the Closing Date, LNKB will provide BHRB with a revised version of Section 3.02(c) of the LNKB Disclosure Schedule, updated as of the most recent practicable date. Each LNKB Equity Award has been granted in compliance with applicable securities laws or exemptions therefrom and all requirements set forth in the applicable LNKB Stock Plan and other applicable contracts.
Section 3.03.   Authority; No Violation.
(a)   LNKB has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Requisite LNKB Vote, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of LNKB. The Board of Directors of LNKB, acting with the approval of not less than one hundred percent (100%) of the number of the members of the Board of Directors of LNKB, has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of LNKB and its shareholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger), and has directed that this Agreement (including the Plan of

Merger) be submitted to LNKB’s shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of a majority of all the votes cast by the holders of outstanding LNKB Common Stock at a meeting of the shareholders of LNKB at which a quorum exists (the “Requisite LNKB Vote”), and subject to the adoption and approval of the Subsidiary Bank Agreement and Plan of Merger by the Board of Directors of Link and LNKB as Link’s sole shareholder, no other corporate proceedings on the part of LNKB are necessary to approve this Agreement or to consummate the transactions contemplated hereby (including the Merger). This Agreement has been duly and validly executed and delivered by LNKB and (assuming due authorization, execution and delivery by BHRB) constitutes a valid and binding obligation of LNKB, enforceable against LNKB in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).
(b)   Neither the execution and delivery of this Agreement by LNKB nor the consummation by LNKB of the transactions contemplated hereby (including the Merger and the Subsidiary Merger), nor compliance by LNKB with any of the terms or provisions hereof, will (i) violate any provision of the LNKB Articles or the LNKB Bylaws or the articles or certificate of incorporation or bylaws (or similar organizational documents) of any other LNKB Subsidiary or (ii) assuming that the consents and approvals referred to in Section 3.04 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to LNKB or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of LNKB or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which LNKB or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults that, would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB.
Section 3.04.   Consents and Approvals.   Except for (a) the filing of any required applications, filings and notices, as applicable, with NASDAQ, (b) the filing of any required applications, filings and notices, or the seeking of waivers therefrom as applicable, with (i) the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act, the Bank Merger Act, 12 U.S.C. § 1828(c) (the “Bank Merger Act”) and the Riegle-Neal Interstate Banking and Branching Efficiency Act, 12 U.S.C. § 1831u (the “Riegle-Neal Act”), (ii) the Bureau of Financial Institutions (the “BFI”) of the VSCC, (iii) the Pennsylvania Department of Banking and Securities (the “PA DOBS”), (iv) the Maryland Office of the Commission of Financial Regulations (the “MD OCFR”), and (v) any state banking, securities or insurance regulatory authorities listed on Section 3.04 of the LNKB Disclosure Schedule or Section 4.04 of the disclosure schedule delivered by BHRB to LNKB concurrently herewith (the “BHRB Disclosure Schedule”) and approval of such applications, filings and notices or the receipt of waivers therefrom, (c) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form relating to the meetings of LNKB shareholders and BHRB’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by BHRB in connection with the transactions contemplated by this Agreement (the “S-4”), and the declaration of effectiveness of the S-4, (d) the filing of the articles of merger with the VSCC pursuant to the VSCA and the statement of merger with the Pennsylvania DOS pursuant to the PBCL, and the filing with the applicable Governmental Entities as required by applicable law of the certificates, articles of merger or other documents and certificates as are necessary to make the Subsidiary Merger effective, (e) if required by the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the filing of any applications, filings or notices under the HSR Act and compliance with the HSR Act and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of BHRB Common Stock pursuant to this Agreement and the approval of the listing of such BHRB Common Stock on NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission, or other governmental or regulatory authority or instrumentality (each, a “Governmental Entity”) are necessary in connection with (x) the execution and delivery by LNKB of this Agreement or (y) the consummation by LNKB of the Merger and the other transactions contemplated hereby (including the Subsidiary Merger). As of the date hereof, to the knowledge of LNKB, there is no reason why the necessary regulatory approvals and consents will not be received by LNKB to permit consummation of the Merger and the Subsidiary Merger on a timely basis.
Section 3.05.   Reports.   Except as set forth on Section 3.05 of the LNKB Disclosure Schedule, LNKB and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2023 with (i) the PADOBS, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) any foreign regulatory authority and (vi) any self-regulatory organization (clauses (i)  – (vi), collectively, “LNKB Regulatory Agencies”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any LNKB Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB. As of their respective dates, such reports, forms, correspondence, registrations and statements, and other filings, documents and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB. Subject to Section 9.14, except for normal examinations conducted by a LNKB Regulatory Agency in the ordinary course of business of LNKB and its Subsidiaries, no LNKB Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of LNKB, investigation into the business or operations of LNKB or any of its Subsidiaries since January 1, 2023, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB. Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any LNKB Regulatory Agency with respect to any report or statement relating to any examinations or inspections of LNKB or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any LNKB Regulatory Agency with respect to the business, operations, policies or procedures of LNKB or any of its Subsidiaries since January 1, 2023, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB.
Section 3.06.   Financial Statements.
(a)   The financial statements of LNKB and its Subsidiaries included (or incorporated by reference) in the LNKB Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of LNKB and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of LNKB and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of LNKB and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2023, no independent public accounting firm of LNKB has resigned (or informed LNKB that it intends to resign) or been dismissed as independent public accountants of LNKB as a result of or in connection with any disagreements with LNKB on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB, neither LNKB nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of LNKB included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (including any notes thereto)

and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2025, or in connection with this Agreement and the transactions contemplated hereby.
(c)   The records, systems, controls, data and information of LNKB and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of LNKB or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB. LNKB (x) has implemented and maintains disclosure controls and procedures and internal controls over financial reporting (as defined in Rule 13a-15(e) and (f), respectively, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to LNKB, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of LNKB by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to LNKB’s outside auditors and the audit committee of LNKB’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to materially adversely affect LNKB’s ability to record, process, summarize and report financial information, and (ii) any fraud that involves management or senior employees who have a significant role in LNKB’s internal controls over financial reporting. These disclosures were made in writing by management to LNKB’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available by LNKB to BHRB. Neither LNKB nor to LNKB’s knowledge, its independent audit firm has identified any unremediated material weakness in internal controls over financial reporting or disclosure controls and procedures. To the knowledge of LNKB, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d)   Since January 1, 2023, (i) neither LNKB nor any of its Subsidiaries, nor, to the knowledge of LNKB, any Representative of LNKB or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of LNKB or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that LNKB or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing LNKB or any of its Subsidiaries, whether or not employed by LNKB or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by LNKB or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of LNKB or any committee thereof or the Board of Directors or similar governing body of any LNKB Subsidiary or any committee thereof, or to the knowledge of LNKB, to any director or officer of LNKB or any LNKB Subsidiary.
Section 3.07.   Broker’s Fees.   With the exception of the engagement of Stephens Inc., neither LNKB nor any LNKB Subsidiary nor any of their respective officers or directors on behalf of LNKB has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. LNKB has disclosed to BHRB as of the date hereof the aggregate fees provided for in connection with the engagement by LNKB of Stephens Inc. related to the Merger and the other transactions contemplated hereunder.
Section 3.08.   Absence of Certain Changes or Events.
(a)   Since December 31, 2024, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB.
(b)   Since December 31, 2024, and until the date of this Agreement, LNKB and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

Section 3.09.   Legal Proceedings.
(a)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB, neither LNKB nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of LNKB, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against LNKB or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b)   There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon LNKB, any of its Subsidiaries or the assets of LNKB or any of its Subsidiaries (or that, upon consummation of the Merger or Subsidiary Merger, would apply to the Surviving Corporation or any of its affiliates).
Section 3.10.   Taxes and Tax Returns.
(a)   Each of LNKB and its Subsidiaries has duly and timely filed (including all applicable extensions) all income and other material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither LNKB nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of LNKB and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of LNKB and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor, depositor, holder of securities of LNKB or any of its Subsidiaries or other third party. Each of LNKB and its Subsidiaries has complied in all material respects with all information reporting and backup withholding provisions of applicable Law. There are no liens for Taxes (other than statutory liens for Taxes not yet due and payable) upon any the assets of LNKB and its Subsidiaries. Neither LNKB nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Neither LNKB nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and, to the knowledge of LNKB, there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of LNKB and its Subsidiaries or the assets of LNKB and its Subsidiaries. Neither LNKB nor any of its Subsidiaries (A) has any deferred payroll Tax Liability under Section 2302 of the CARES Act, Internal Revenue Service Notice 2020-65 or any similar or analogous provision of state, local or non-U.S. applicable law or guidance, or (B) utilized the employee retention credit relief provided under Sections 2301 of the CARES Act or Section 3134 of the Code, or (C) obtained a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act. LNKB has not entered into any private letter ruling requests, closing agreements or gain recognition agreements with respect to a material amount of Taxes requested or executed in the last three (3) years. Neither LNKB nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among LNKB and its Subsidiaries or agreements or arrangements the principal purpose of which is not Taxes). Neither LNKB nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was LNKB) or (B) has any liability for the Taxes of any person (other than LNKB or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither LNKB nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither LNKB nor any of its Subsidiaries has participated in a “reportable transaction,” as defined in Section 6707A(c)(1) of the Code and Treasury Regulation Section 1.6011-4. Each of LNKB and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither LNKB, any of its Subsidiaries, nor BHRB of any of its Affiliates (as a result of the acquisition of LNKB and its Subsidiaries) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) installment sale or open transaction disposition made prior to the Closing; (ii) prepaid amount or deferred revenue received prior to the Closing outside the ordinary course of business; or (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local applicable Laws) occurring or existing prior to the Closing. Neither LNKB nor any of its Subsidiaries will be required to make any payment after the Closing Date as a result of an election under Section 965(h) of the Code. Neither LNKB nor any of its Subsidiaries has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither LNKB nor any of its Subsidiaries has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty or convention between the United States and such foreign country), or otherwise been subject to taxation in any country other than the country of its formation.
(b)   As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments, in each case, in the nature of a tax and imposed by a Governmental Entity with jurisdiction over taxes, together with all penalties and additions to tax and interest thereon.
(c)   As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.
Section 3.11.   Employees.
(a)   Section 3.11(a) of the LNKB Disclosure Schedule sets forth a true and complete list of all LNKB Benefit Plans. For purposes of this Agreement, the term “LNKB Benefit Plans” means an Employee Benefit Plan to which LNKB, any LNKB Subsidiary or any of their respective ERISA Affiliates (as defined below) is a party or has any current or future obligation or that is maintained, contributed to or sponsored by LNKB, any of its Subsidiaries or any of their ERISA Affiliates for the benefit of any current or former employee, officer, director or independent contractor of LNKB, any of its Subsidiaries or any of their ERISA Affiliates, or for which LNKB, any of its Subsidiaries or any of their ERISA Affiliates has any direct or indirect (including contingent) liability. For purposes of this Agreement, the term “Employee Benefit Plan” means any (i) employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended and any rules or regulations promulgated thereunder (“ERISA”)), whether or not subject to ERISA, and (ii) equity or equity-based compensation, bonus, profit sharing, incentive, deferred compensation, severance, post-employment or retiree benefits, life insurance, supplemental retirement, termination, change in control, retention, compensation, employment, consulting, retirement or similar plan, agreement, arrangement, program or policy, insurance (including any self-insured arrangement), health and welfare, disability or sick leave benefits, vacation benefit, relocation or expatriate benefits, perquisite or other benefit plans, programs, agreements, contracts, policies or arrangements, in each case whether or not written or funded or unfunded. For purposes of this Agreement, the term “ERISA Affiliate” means with respect to an entity, any other entity, trade or business, whether or not incorporated, that together with such first entity would be deemed a “single employer” within the meaning of Section 4001 of ERISA.
(b)   LNKB has heretofore made available to BHRB true and complete copies of each LNKB Benefit Plan and the following related documents (or if the plan or related document is not written, a written description thereof), to the extent applicable, (i) all summary plan descriptions, amendments, summary of material modifications or supplements, (ii) all trust agreements or annuity contracts and any amendments thereto, (iii) the annual report (Form 5500) and accompanying schedules and attachments thereto filed with the U.S. Department of Labor (the “DOL”) for the last three (3) plan years, (iv) the most recently received U.S. Internal Revenue Service (“IRS”) determination, opinion, or notification letter, (v) the most recently prepared actuarial report and financial statements for each of the last three (3) years, (vi) copies of nondiscrimination tests for the past three (3) completed plan years, (vii) the IRS Forms 1094-C and a representative sample of the IRS Forms 1095-C filed with the IRS and provided to employees for the past three (3) years, and (viii) copies of all material correspondence with any governmental agency within the last six (6) years, including but not limited to any investigation materials, any “Top Hat” filings and any filings under amnesty, voluntary compliance or similar programs.
(c)   None of LNKB, any of its Subsidiaries or any of their ERISA Affiliates has any plan or commitment to establish, adopt or enter into any new Employee Benefit Plan or to modify or amend any LNKB Benefit Plan (except to the extent required by law or as required by this Agreement).
(d)   Each LNKB Benefit Plan has been established, operated and administered in material compliance with its terms and in material compliance with all applicable laws, including ERISA and the Code. Neither LNKB nor any of its Subsidiaries has taken any corrective action or made a filing under any voluntary correction program of the IRS, DOL or any other Governmental Entity with respect to any LNKB Benefit Plan, and neither LNKB nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.
(e)   Section 3.11(e) of the LNKB Disclosure Schedule identifies each LNKB Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “LNKB Qualified Plans”). The IRS has issued a favorable determination, opinion, or notification letter with respect to each LNKB Qualified Plan and the related trust, which letter has not expired or been revoked (nor has revocation been threatened), and, to the knowledge of LNKB, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any LNKB Qualified Plan or the related trust.
(f)   None of LNKB, any of its Subsidiaries or any of their respective ERISA Affiliates (nor any predecessor of any such entity) has, at any time sponsored, contributed to, been obligated to contribute to or had any direct or indirect (including contingent) liability in respect of (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA and/or subject to the minimum funding standards under Section 412 or 430 of the Code or Section 302 or Title IV of ERISA; (ii) any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”); or (iii) a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”).
(g)   All “group health plans,” as defined in Section 5000(b)(1) of the Code, covering employees of LNKB or any of its Subsidiaries or any of their respective ERISA Affiliates have been maintained in material compliance with the notice and healthcare continuation coverage requirements of Section 4980B of the Code. Except as set forth on Section 3.11(g) of the LNKB Disclosure Schedule, neither LNKB nor any of its Subsidiaries or any of their respective ERISA Affiliates sponsors, has sponsored or has any current or projected obligation or liability with respect to any employee benefit plan that provides for any post-employment or post-retirement health, medical or life insurance or other welfare benefits for retired, former or current employees, directors, individual independent contractors or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or similar applicable state or local law.
(h)   Each LNKB Benefit Plan that is a health or welfare plan has terms that are in material compliance with and has been administered in all material respects in accordance with the requirements of the Affordable Care Act of 2010, as amended, and all reporting required under Sections 6055 and 6056 of the Code has been completed, and each of LNKB and its Subsidiaries has complied in all material respects with the requirements of Section 4980H of the Code so as to avoid the imposition of any material Taxes or assessable payments thereunder.
(i)   All contributions required to be made to any LNKB Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any LNKB Benefit Plan, for any period through the date hereof, have, in all material respects, been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of LNKB.
(j)   There are no pending or, to the knowledge of LNKB, threatened claims (other than claims for benefits in the ordinary course), actions, suits, audits, lawsuits or arbitrations which have been asserted or instituted, and, to the knowledge of LNKB, no set of circumstances exists which may reasonably give rise to a claim, action, suit, audit, lawsuit or arbitration against the LNKB Benefit Plans or any fiduciaries thereof with respect to their duties to the LNKB Benefit Plans or the assets of any of the trusts under any of the LNKB Benefit Plans that would reasonably be expected to result in any material liability of LNKB or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in a LNKB Benefit Plan, or any other party.
(k)   None of LNKB, any of its Subsidiaries or any of their respective ERISA Affiliates nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of the LNKB Benefit Plans or their related trusts, LNKB, any of its Subsidiaries, any of their respective ERISA Affiliates or any person that LNKB or any of its Subsidiaries has an obligation to indemnify to any material Tax, penalty or other liability imposed under Section 4975 of the Code or Section 502 of ERISA. To the knowledge of LNKB, no person who is or was a “fiduciary,” as defined in Section 3(21) of ERISA, of any LNKB Benefit Plan has any liability for breach of fiduciary duty under ERISA.
(l)   Each LNKB Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code complies in all material respects in form and operation with all applicable requirements of Section 409A of the Code.
(m)   Except as set forth on Section 3.11(m) of the LNKB Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, officer, director, or other service provider of LNKB or any of its Subsidiaries, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any LNKB Benefit Plan, or (iii) result in any limitation on the right of LNKB or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any LNKB Benefit Plan or related trust.
(n)   No payment which is or may be made to any current or former employee, director, independent contractor or agent of LNKB or any of its Subsidiaries or any of their respective ERISA Affiliates, either alone or in conjunction with any other payment, event or occurrence, will or could be characterized as an “excess parachute payment” under Section 280G of the Code. Neither LNKB nor any of its Subsidiaries or any of their respective ERISA Affiliates has any obligation to gross-up or reimburse any current or former employee, director or independent contractor or agent for any Taxes under Section 409A or 4999 of the Code, or otherwise.
(o)   Section 3.11(o) of the LNKB Disclosure Schedule sets forth a complete list of the following information for each employee of LNKB and any of its Subsidiaries as of December 5, 2025: (i) name; (ii) employing entity; (iii) job title; (iv) location; (v) date of hire; (vi) annual rate of base or hourly compensation; (vii) exempt status; (viii) target annual incentive compensation opportunity; (ix) vacation and other paid time off accrual; (x) years of service credit (recognizing any cumulative service); and (xi) status (active or on leave) and, if on leave, the reason for and period of the leave.
(p)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB, there are no pending or, to LNKB’s knowledge, threatened labor grievances or unfair labor practice claims or charges against LNKB or any of its Subsidiaries, or any strikes, or other labor disputes against LNKB or any of its Subsidiaries. Neither LNKB nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization or employee association (a “Collective Bargaining Agreement”), or work rules or practices agreed to with any labor organization or employee association applicable to service provider of LNKB or any of its Subsidiaries and, to the knowledge of LNKB, there are no organizing efforts by any union or other group seeking to represent any employees of LNKB or any of its Subsidiaries.
(q)   LNKB and its Subsidiaries are, and have been since January 1, 2023, in compliance with all applicable laws relating to labor and employment, including those relating to labor management relations, wages, hours, paid time off, overtime, employee classification, discrimination, harassment, retaliation, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the related payment and withholding of Taxes, except for failures to comply that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB. Neither LNKB nor any of its Subsidiaries has taken any action that would reasonably be expected to cause

BHRB or any of its affiliates to have any material liability or other obligations following the Closing Date under the Worker Adjustment and Retraining Notification Act or any comparable state or local law.
(r)   There are no proceedings, claims or actions, or to the knowledge of LNKB, inquiries, audits, examinations or investigations pending or, to the knowledge of LNKB, threatened between LNKB or any of its Subsidiaries and any current or former employee or independent contractor thereof, or any applicant for employment.
(s)   To the knowledge of LNKB and to the extent it is permitted by law to ascertain, all employees of LNKB and its Subsidiaries are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration laws and the laws related to the employment of non-United States citizens applicable in the state in which the employees are employed, and each of LNKB or its Subsidiaries, as applicable, has completed a Form I-9 for each employee for which one has been determined to be required by applicable law and each such Form I-9 has since been updated as required by applicable law and is correct and complete in all material respects as of the date hereof.
(t)   To the knowledge of LNKB, (x) no current or former employee or independent contractor of LNKB is presently in violation of their continuing contractual, statutory, or fiduciary obligations to LNKB, and no employee or independent contractor of LNKB is in breach of any such obligation owed by such individual to any third party (including any former employer), and (y) no employee or independent contractor of LNKB is a party to, or is otherwise presently bound by, any contract, including any confidentiality, noncompetition or proprietary rights contract, with any other person that adversely affects or could reasonably be expected to adversely affect (i) the performance of his or her duties to LNKB or any of its Subsidiaries, (ii) his or her ability to assign to LNKB rights to any invention, improvement, discovery or information belonging to LNKB, or (iii) the ability of LNKB to conduct its business as currently conducted.
Section 3.12.   SEC Reports.   LNKB has previously made available to BHRB an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since January 1, 2023 by LNKB pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “LNKB Reports”) and (b) communication mailed by LNKB to its shareholders since January 1, 2023 and prior to the date hereof, and no such LNKB Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2023, as of their respective dates, all LNKB Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of LNKB has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the LNKB Reports.
Section 3.13.   Compliance with Applicable Law.
(a)   LNKB and each of its Subsidiaries hold, and have at all times since January 1, 2023, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB, and to the knowledge of LNKB, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened. LNKB has not elected to be treated as a financial holding company under the BHC Act and LNKB and each of its Subsidiaries other than Link are engaged solely in activities permissible under section 4 of the BHC Act (12 U.S.C. § 1843) for a bank holding company that has not elected to be treated as a financial holding company.

(b)   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on LNKB, LNKB and each of its Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to LNKB or any of its Subsidiaries, including all applicable laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law (“Personal Data”)), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Coronavirus Aid, Relief and Economic Security (CARES) Act (the “CARES Act”) and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.
(c)   Link has a Community Reinvestment Act rating of “satisfactory” or better.
(d)   LNKB maintains a written information privacy and security program that includes reasonable measures to protect the privacy, confidentiality and security of all Personal Data owned, controlled or processed by LNKB and its Subsidiaries against any (i) loss or misuse of such Personal Data, (ii) unauthorized or unlawful operations performed upon such Personal Data, or (iii) other act or omission that compromises the security or confidentiality of such Personal Data. To the knowledge of LNKB, since January 1, 2023, no third party has gained unauthorized access to any information technology networks or Personal Data controlled by LNKB and its Subsidiaries except as set forth on Section 3.13(d) of the LNKB Disclosure Schedule.
(e)   As of the date hereof, each of LNKB and Link is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator) and, as of the date hereof, neither LNKB nor Link has received any indication from a Governmental Entity that its status as “well-capitalized” or that the Community Reinvestment Act rating of Link will be downgraded within one (1) year from the date of this Agreement.
Section 3.14.   Certain Contracts.
(a)   Except as set forth on Section 3.14(a) of the LNKB Disclosure Schedule, as of the date hereof, neither LNKB nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral): (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) which contains a provision that limits (or purports to limit) in any material respect the ability of LNKB or any of its Subsidiaries (or after the Merger, the ability of the Surviving Corporation or any of its Subsidiaries) to engage or compete in any business (including geographic restrictions and exclusive or preferential arrangements); (iii) with or to a labor union or guild (including any Collective Bargaining Agreement); (iv) which (other than extensions of credit, other customary banking products offered by LNKB or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business consistent with past practice) creates future payment obligations in excess of $250,000 annually and that by its terms does not terminate or is not terminable without penalty upon notice of 60 days or less; (v) that grants any material right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of LNKB or its Subsidiaries taken as a whole; (vi) which is a merger agreement, asset purchase agreement, stock purchase agreement, deposit assumption agreement, loss sharing agreement or other commitment to a LNKB Regulatory Agency in connection with the acquisition of a depository institution, or similar agreement that has indemnification, earnout or other obligations that continue in effect after the date of this Agreement that are material to LNKB and its Subsidiaries, taken as a whole; (vii) that provides for contractual indemnification to any director, officer or employee; (viii) (A) that relates to the incurrence of indebtedness by LNKB or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, credit support, indemnification, assumption or endorsement by LNKB or any of its Subsidiaries of, or any similar commitment by LNKB or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $500,000 or more; (ix) that creates or relates to any partnership, joint venture or other similar arrangement; (x) with any record or beneficial owner of five percent (5%) or more of the outstanding shares of LNKB Common Stock; or (xi) which is a settlement, consent or similar agreement and contains any material continuing obligations of LNKB or any of its Subsidiaries. Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a) (excluding any LNKB Benefit Plan), whether or not set forth in the LNKB Disclosure Schedule, is referred to herein as a “LNKB Contract.” LNKB has made available to BHRB true, correct and complete copies of each LNKB Contract in effect as of the date hereof.
(b)   (i) Each LNKB Contract is valid and binding on LNKB or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on LNKB, (ii) LNKB and each of its Subsidiaries have complied with and performed all obligations required to be complied with or performed by any of them to date under each LNKB Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on LNKB, (iii) to the knowledge of LNKB, each third-party counterparty to each LNKB Contract has complied with and performed all obligations required to be complied with and performed by it to date under such LNKB Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on LNKB, (iv) neither LNKB nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any LNKB Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a breach or default on the part of LNKB or any of its Subsidiaries, or to the knowledge of LNKB, any other party thereto, of or under any such LNKB Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on LNKB.
Section 3.15.   LNKB Supervisory Actions.   Subject to Section 9.14, neither LNKB nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order, directive or other supervisory action by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request or suggestion of, any LNKB Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies or practices, its management or its business (each, whether or not set forth in the LNKB Disclosure Schedule, a “LNKB Supervisory Action”), nor has LNKB or any of its Subsidiaries been advised since January 1, 2023, of any LNKB Supervisory Action by any LNKB Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such LNKB Supervisory Action.
Section 3.16.   Risk Management Instruments.   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of LNKB or any of its Subsidiaries or for the account of a customer of LNKB or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any LNKB Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of LNKB or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. LNKB and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to LNKB’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereto.
Section 3.17.   Environmental Matters.   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB, LNKB and its Subsidiaries are in compliance, and have complied since January 1, 2023, with all federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of LNKB, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on LNKB or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against LNKB, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB. To the knowledge of LNKB, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB. LNKB is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, LNKB Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB.
Section 3.18.   Investment Securities and Commodities.
(a)   Each of LNKB and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) that are material to LNKB on a consolidated basis, free and clear of any Lien, except as set forth in the financial statements included in the LNKB Reports or to the extent such securities or commodities are pledged in the ordinary course of business consistent with past practice to secure obligations of LNKB or its Subsidiaries. Such securities and commodities are valued on the books of LNKB in accordance with GAAP in all material respects.
(b)   LNKB and its Subsidiaries and their respective businesses, to the extent applicable, employ investment, securities, commodities, risk management and other policies, practices and procedures that LNKB believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, LNKB has made available to BHRB the material terms of such policies, practices and procedures.
Section 3.19.   Real Property.   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB, LNKB or a LNKB Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the LNKB Reports as being owned by LNKB or a LNKB Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “LNKB Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties or the free transferability of such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such LNKB Reports or acquired after the date thereof which are material to LNKB’s business (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the LNKB Owned Properties, the “LNKB Real Property”), free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of LNKB, the lessor. There are no pending or, to the knowledge of LNKB, threatened condemnation proceedings against the LNKB Real Property.

Section 3.20.   Intellectual Property.
(a)   Section 3.20(a) of the LNKB Disclosure Schedule sets forth a true and complete list of all registrations and applications for registration of any and all registered Intellectual Property owned (or purported to be owned) by LNKB and each of its Subsidiaries as of the date hereof. LNKB and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property used, held for use in or otherwise necessary for the conduct of its business as currently conducted.
(b)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB: (i) to the knowledge of LNKB, the use of any Intellectual Property by LNKB and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which LNKB or any LNKB Subsidiary acquired the right to use any Intellectual Property, (ii) to the knowledge of LNKB, no person has asserted in writing to LNKB that LNKB or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (iii) to the knowledge of LNKB, no person is challenging, infringing on or otherwise violating any right of LNKB or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to LNKB or its Subsidiaries and (iv) neither LNKB nor any LNKB Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by LNKB or any LNKB Subsidiary, and LNKB and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by LNKB and its Subsidiaries and to maintain, enforce and protect the confidentiality of all Intellectual Property owned or licensed, respectively, by LNKB and its Subsidiaries the value of which is contingent upon maintaining the confidentiality thereof.
(c)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB, to the knowledge of LNKB, none of the software owned or distributed by LNKB or any of its Subsidiaries contains any software code that is licensed under any terms or conditions that require that any software containing such code be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (iv) redistributable at no charge.
(d)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB, the IT Assets of LNKB operate and perform in a manner that permits LNKB and its Subsidiaries to conduct their business as currently conducted.
(e)   For purposes of this Agreement, (i) “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any and all renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any and all renewals or extensions thereof; and any and all similar intellectual property or proprietary rights throughout the world and (ii) “IT Assets” of any person means computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, including all documentation related to the foregoing, owned by, or licensed or leased to, such person or any of its Subsidiaries.
Section 3.21.   Related Party Transactions.   There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions (including any transactions entered into or to be entered into in connection with the transactions contemplated hereby), between LNKB or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of LNKB or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the

Exchange Act) five percent (5%) or more of the outstanding LNKB Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of LNKB) on the other hand, of the type required to be reported in any LNKB Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported.
Section 3.22.   State Takeover Laws.   The Board of Directors of LNKB has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law or any similar provisions of the LNKB Articles and the LNKB Bylaws (collectively, with any similar provisions of the BHRB Articles or the BHRB Bylaws, “Takeover Statutes”). With respect to the transactions contemplated hereby, no holder of the capital stock of LNKB is entitled to exercise any appraisal rights under the PBCL or any successor statute, or any similar dissenter’s or appraisal rights.
Section 3.23.   Reorganization.   Neither LNKB nor any of its Subsidiaries has taken any action (or failed to take any action) and is not aware of any fact or circumstance that could reasonably be expected to prevent or impede (i) the Merger from qualifying for the Intended Tax Treatment, (ii) the Subsidiary Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or (iii) prevent counsel from providing the tax opinions required pursuant to Section 7.02(c) and Section 7.03(c)).
Section 3.24.   Opinion.   Prior to the execution of this Agreement, the board of directors of LNKB has received an opinion (which if initially rendered orally, has been or will be confirmed in a written opinion of the same date) from Stephens Inc. to the effect that as of the date thereof and based upon and subject to the factors, assumptions and limitations set forth therein, the Exchange Ratio provided for in the Merger is fair from a financial point of view to the holders of LNKB Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.
Section 3.25.   LNKB Information.   The information relating to LNKB and its Subsidiaries or that is provided by LNKB or its Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any LNKB Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Joint Proxy Statement relating to LNKB and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The portion of the S-4 relating to LNKB or any of its Subsidiaries will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
Section 3.26.   Loan Portfolio.
(a)   Section 3.26(a) of the LNKB Disclosure Schedule sets forth all (i) written or oral loans, loan agreements, notes or borrowing arrangements and other extensions of credit (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which LNKB or any of its Subsidiaries is a creditor which, as of September 30, 2025, was over thirty (30) days or more delinquent in payment of principal or interest or in default of any other material provisions, and (ii) Loans with any director, executive officer or principal shareholder (as such terms are defined in Regulation O), or any five percent (5%) or greater shareholder, of LNKB or any of its Subsidiaries, or to the knowledge of LNKB, any affiliate of the foregoing. Set forth in Section 3.26(a) of the LNKB Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of LNKB and its Subsidiaries that, as of September 30, 2025, were classified by LNKB as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) all of the Loans of LNKB or its Subsidiaries for which a specific reserve allocation existed in connection therewith as of September 30, 2025, and (C) all of the Loans of LNKB or its Subsidiaries that, as of September 30, 2025, had a total outstanding balance and/or unfunded commitment of $1,000,000 or more and that, as of such date, (I) reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the Loans are less than ninety (90) calendar days past due, (II) the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (III) where a specific reserve allocation exists in connection therewith.
(b)   Section 3.26(b) of the LNKB Disclosure Schedule identifies each asset of LNKB or any of its Subsidiaries that as of September 30, 2025 was classified as other real estate owned (“OREO”) and the book value thereof as of September 30, 2025 as well as any assets classified as OREO between December 31, 2024 and September 30, 2025 and any sales of OREO between December 31, 2024 and September 30, 2025, reflecting any gain or loss with respect to any OREO sold.
(c)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB, each Loan of LNKB or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of LNKB and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(d)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB, each outstanding Loan of LNKB or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in accordance with the relevant notes or other credit or security documents, the written underwriting standards of LNKB and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors), including the policy set forth on Section 3.26(d) of the LNKB Disclosure Schedule, and with all applicable federal, state and local laws, regulations and rules. All such Loans are owned by LNKB or Link free and clear of any Liens. No claims of defense as to the enforcement of any Loan of LNKB or any of its Subsidiaries have been asserted in writing against LNKB or any of its Subsidiaries for which there is a reasonable possibility of a material adverse determination, and LNKB has no knowledge of any acts or omissions which would give rise to any claim or right of recission, set-off, counterclaim or defense for which there is a reasonable possibility of a material adverse determination. Other than participation loans purchased by LNKB from third parties that are described in Section 3.26(d) of the LNKB Disclosure Schedule, no Loans of LNKB or any of its Subsidiaries are serviced by third parties or will become subject to any third-party servicing.
(e)   None of the agreements pursuant to which LNKB or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contain any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.
(f)   Neither LNKB nor any of its Subsidiaries is now or has it ever been since January 1, 2023, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Authority relating to the origination, sale or servicing of mortgage or consumer Loans.
(g)   There are no outstanding Loans made by LNKB or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of LNKB or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.
(h)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB, neither LNKB nor any of its Subsidiaries is now nor has it ever been since January 1, 2023 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or LNKB Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.
(i)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB, as to each Loan that is secured, whether in whole or in part, by a guaranty of the United States Small Business Administration or any other Governmental Entity, such guaranty is in full force and effect, and to LNKB’s knowledge, will remain in full force and effect following the Effective Time, in each case, without any further action by LNKB or any of its Subsidiaries, subject to the fulfillment of their obligations under the agreement with the Small Business Administration or other Governmental Entity that arise after the date hereof and assuming that any applicable applications, filings, notices, consents and approvals contemplated in Section 3.04 and Section 4.04 have been made or obtained.
(j)   Section 3.26(j) of the LNKB Disclosure Schedule sets forth all residential mortgage or commercial Loans originated on or after January 1, 2023 by LNKB or any LNKB Subsidiary (i) that were sold in the secondary mortgage market and have been repurchased by LNKB or any LNKB Subsidiary, (B) that the institutions to whom such Loans were sold (or their successors or assigns) have asked LNKB or any LNKB Subsidiary to purchase back (but have not been purchased back), or (C) that the institutions to whom such Loans were sold (or their successors or assigns) have submitted a claim for indemnification from LNKB or any LNKB Subsidiary, or have notified LNKB or any LNKB Subsidiary of an intent to request indemnification, in connection with such Loans.
(k)   The allowance for credit losses of LNKB (the “LNKB ACL”) as of September 30, 2025 was, and the LNKB ACL to be shown on the financial statements of LNKB and its Subsidiaries as of any date subsequent to the date of this Agreement will be, adequate in all material respects to provide for all known or reasonable anticipated losses, net of recoveries relating to Loans previously charged off, in respect of Loans outstanding (including letter of credit or commitments to make Loans or extend credit). The LNKB ACL as of September 30, 2025 was, and the LNKB ACL to be shown on the financial statements of LNKB and its Subsidiaries as of any date subsequent to the date of this Agreement will be, established in accordance with GAAP and applicable regulatory requirements and guidelines.
Section 3.27.   Insurance.   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LNKB, (a) LNKB and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of LNKB reasonably has determined to be prudent and consistent with industry practice, and LNKB and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of LNKB and its Subsidiaries, LNKB or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by LNKB or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither LNKB nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.
Section 3.28.   Investment Advisory and Broker-Dealer Matters.
(a)   No Subsidiary of LNKB is required to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”).
(b)   No Subsidiary of LNKB is a broker-dealer or is required to be registered, licensed or qualified as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or any other federal or state regulatory or legal requirement or, directly or indirectly through one or more intermediaries, controls or has any other association with (within the meaning of Article I of the Bylaws of the Financial Industry Regulatory Authority (“FINRA”)) any member firm of FINRA.
Section 3.29.   Sanctions, Anti-Money Laundering and Anti-Corruption Laws.
(a)   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on LNKB, LNKB and its Subsidiaries, and, to the knowledge of LNKB, each of their respective directors, officers, employees, agents, representatives and any other person acting on behalf of LNKB and its Subsidiaries, acting alone or together, is and has been in compliance with the Foreign Corrupt Practices Act (the “FCPA”) and any other anti-corruption or anti-bribery Applicable Law.
(b)   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on LNKB, none of LNKB nor any of its Subsidiaries, nor, to the knowledge of LNKB, any of their respective directors, officers, employees, agents, representatives or other persons acting on behalf of LNKB and its Subsidiaries, acting alone or together, has, directly or indirectly, (i) used any funds of LNKB or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of LNKB or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the FCPA, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of LNKB or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of LNKB or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for LNKB or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for LNKB or any of its Subsidiaries.
(c)   None of LNKB nor any of its Subsidiaries, nor, to the knowledge of LNKB, any of their respective directors, officers, employees, agents, representatives or other persons acting on their behalf, is, or is 50% or more owned or controlled by one or more persons that are: (i) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, the Crimea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea, Syria, the Kherson oblast, and the Zaporizhzhia oblast regions of Ukraine), except as otherwise authorized pursuant to Sanctions. Neither LNKB nor any of its Subsidiaries has engaged in business with foreign nations, organizations or individuals named on any of the following lists maintained by the OFAC or the United States Department of the Treasury: (x) the Specially Designated Nationals and Blocked Persons List; (y) the Sanctions Program and Countries Summaries Lists; or (z) Executive Order 13224.
(d)   LNKB and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to promote and achieve compliance with the FCPA, and other anti-corruption and anti-bribery applicable laws, Sanctions and applicable laws governing anti-money laundering.
(e)   No Governmental Entity has in the past five (5) years commenced legal, administrative, arbitral or other proceedings, claims, or actions against, or, to the knowledge of LNKB, is investigating or has in the past five (5) years, to the knowledge of LNKB, conducted, initiated or threatened any investigation of, LNKB or any of its Subsidiaries (or any of their respective directors, officers, employees, agents or representatives) for alleged violation of the FCPA and other anti-corruption and anti-bribery applicable laws, Sanctions and applicable laws governing anti-money laundering.
Section 3.30.   Deposits.
(a)   All of the deposits held by Link (including the records and documentation pertaining to such deposits) are held in compliance, in all material respects, with (a) all applicable policies, practices and procedures of Link and (b) all applicable laws, including applicable laws governing anti-money laundering and Sanctions. All deposit account applications for deposits held by Link have been solicited, taken and evaluated and applicants notified in a manner that complied, in all material respects, with all applicable laws. All deposit accounts for deposits held by Link have been, in all material respects, maintained and serviced by Link or its affiliates in accordance with the deposit account agreements and LNKB’s applicable policies, practices and procedures.
(b)   Since January 1, 2023, Link has not reclassified any deposit reported on its Call Reports from a “brokered deposit,” as such term is used in the Call Reports, to a deposit that is not classified as a “brokered deposit.”
Section 3.31.   No Other Representations or Warranties.
(a)   Except for the representations and warranties made by LNKB in this Article 3, neither LNKB nor any other person makes any express or implied representation or warranty with respect to LNKB, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and LNKB hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither LNKB nor any other person makes or has made any representation or warranty to BHRB or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to LNKB, any of its Subsidiaries or their respective businesses or (ii) any oral or written information presented to BHRB or any of its affiliates or Representatives in the course of their due diligence investigation of LNKB, the negotiation of this Agreement or in the course of the transactions contemplated hereby, except in each case for the representations and warranties made by LNKB in this Article 3.
(b)   LNKB acknowledges and agrees that neither BHRB nor any other person has made or is making any express or implied representation or warranty other than those contained in Article 4.
ARTICLE 4
Representations and Warranties of BHRB
Except (a) as disclosed in the BHRB Disclosure Schedule; provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the BHRB Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by BHRB that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect on BHRB and (iii) any disclosures made with respect to a section of this Article 4 shall be deemed to qualify (1) any other section of this Article 4 specifically referenced or cross-referenced and (2) other sections of this Article 4 to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) except with respect to matters that relate to the representations and warranties contained in Section 4.02, as disclosed in any BHRB Reports filed by BHRB since January 1, 2023, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), BHRB hereby represents and warrants to LNKB as follows:
Section 4.01.   Corporate Organization.
(a)   BHRB is a Virginia corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. BHRB has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. BHRB is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BHRB. True and complete copies of the articles of incorporation of BHRB (the “BHRB Articles”) and the bylaws of BHRB (the “BHRB Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by BHRB to LNKB. BHRB is not in violation of any of the provisions of the BHRB Articles or the BHRB Bylaws as of the date hereof.
(b)   Each Subsidiary of BHRB (a “BHRB Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing unless the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of BHRB or any Subsidiary of BHRB to pay dividends or distributions except, in the case of BHRB or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of B&H Bank are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of BHRB, threatened. No

Subsidiary of BHRB is in violation of any of the provisions of the articles or certificate of incorporation or bylaws (or comparable organizational documents) of such Subsidiary of BHRB as of the date hereof. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of BHRB other than the BHRB Subsidiaries.
Section 4.02.   Capitalization.
(a)   As of the date of this Agreement, the authorized capital stock of BHRB consisted of 40,000,000 shares of BHRB Common Stock and 2,000,000 shares of serial preferred stock, par value $1.00 per share (the “BHRB Preferred Stock”). As of the Capitalization Date, there were (i) 15,028,524 shares of BHRB Common Stock issued and outstanding, (ii) 1,500 shares of BHRB Preferred Stock issued and outstanding, (iii) 73,393 shares of BHRB Common Stock reserved for issuance upon the settlement of outstanding time-vesting restricted stock unit awards in respect of BHRB Common Stock, and 101,296 shares of BHRB Common Stock reserved for issuance upon the settlement of outstanding performance-vesting restricted stock unit awards in respect of BHRB Common Stock (collectively, the “BHRB RSU Awards”), (iv) 186,009 shares of BHRB Common Stock reserved for issuance upon the settlement of outstanding stock appreciation rights in respect of BHRB Common Stock (together with the BHRB RSU Awards, the “BHRB Equity Awards”), (v) 7,340 shares of BHRB Common Stock reserved for issuance upon settlement of outstanding purchase rights under the BHRB 2023 Employee Stock Purchase Plan (the “BHRB ESPP”) (determined by reference to the closing price of a share of BHRB Common Stock on the first day of the current purchase window under the BHRB ESPP), and (vi) no other shares of capital stock or other voting securities or equity interests of BHRB issued, reserved for issuance or outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence, and for changes since the Capitalization Date resulting from the vesting or settlement of any BHRB RSU Awards described in the immediately preceding sentence, there are no shares of capital stock or other voting securities or equity interests of BHRB issued, reserved for issuance or outstanding. All of the issued and outstanding shares of BHRB Common Stock and BHRB Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable (except as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as set forth on Section 4.02(a) of the BHRB Disclosure Schedule, there are no trust preferred or subordinated debt securities of BHRB or any BHRB Subsidiary issued or outstanding. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of BHRB may vote. Other than BHRB Equity Awards outstanding as of the date of this Agreement, as of the date of this Agreement there are no outstanding subscriptions, equity or equity-based compensation awards (including options, stock appreciation rights, phantom units or shares, restricted stock, restricted stock units, performance stock units, performance awards, profit participation rights, or dividend or dividend equivalent rights or similar awards), warrants, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in BHRB, or contracts, commitments, understandings or arrangements by which BHRB may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in BHRB or that otherwise obligate BHRB or any BHRB Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “BHRB Securities”). No BHRB Subsidiary owns any capital stock of BHRB. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which BHRB or any of its Subsidiaries is a party with respect to the voting or transfer of BHRB Common Stock, capital stock or other voting or equity securities or ownership interests of BHRB or granting any shareholder or other person any registration rights other than the BHRB Support Agreements.
(b)   BHRB owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the BHRB Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any BHRB Subsidiary, or contracts, commitments, understandings or arrangements by which any BHRB Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such BHRB Subsidiary, or otherwise obligating BHRB or any BHRB Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing (“BHRB Subsidiary Securities”).
Section 4.03.   Authority; No Violation.
(a)   BHRB has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Requisite BHRB Vote, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of BHRB. The Board of Directors of BHRB, acting with the approval of not less than one hundred percent (100%) of the number of members of the Board of Directors of BHRB, has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of BHRB and its shareholders, and has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger), and has directed that this Agreement (including the Plan of Merger) be submitted to BHRB’s shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of a majority of the votes entitled to be cast by the holders of outstanding shares of BHRB Common Stock at a meeting called therefor (the “Requisite BHRB Vote”), and subject to the adoption and approval of the Subsidiary Bank Agreement and Plan of Merger by the Board of Directors of B&H Bank and BHRB as B&H Bank’s sole shareholder, and the adoption of resolutions to give effect to the provisions of Section 1.11 in connection with the Closing, no other corporate proceedings on the part of BHRB are necessary to approve this Agreement or to consummate the transactions contemplated hereby (including the Merger). This Agreement has been duly and validly executed and delivered by BHRB and (assuming due authorization, execution and delivery by LNKB) constitutes a valid and binding obligation of BHRB, enforceable against BHRB in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of BHRB Common Stock to be issued in the Merger have been validly authorized (subject to receipt of the Requisite BHRB Vote), and when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of BHRB will have any preemptive right or similar rights in respect thereof.
(b)   Neither the execution and delivery of this Agreement by BHRB, nor the consummation by BHRB of the transactions contemplated hereby (including the Merger and the Subsidiary Merger), nor compliance by BHRB with any of the terms or provisions hereof, will (i) violate any provision of the BHRB Articles or the BHRB Bylaws or the articles or certificate of incorporation or bylaws (or similar organizational documents) of any BHRB Subsidiary or (ii) assuming that the consents and approvals referred to in Section 4.04 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to BHRB or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of BHRB or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which BHRB or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB.
Section 4.04.   Consents and Approvals.   Except for (a) the filing of any required applications, filings and notices, as applicable, with NASDAQ, (b) the filing of any required applications, filings and notices, or the seeking of waivers therefrom as applicable, with (i) the Federal Reserve Board under the BHC Act, the Bank Merger Act and the Riegle-Neal Act, (ii) the BFI of the VSCC, (iii) the PA DOBS, (iv) the MD OCFR and (v) any state banking, securities or insurance regulatory authorities listed on Section 3.04 of the LNKB Disclosure Schedule or Section 4.04 of the BHRB Disclosure Schedule and approval of such applications, filings and notices or the receipt of waivers therefrom, (c) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (d) the filing of the Articles of Merger with the VSCC pursuant to the VSCA and the statement of merger with the Pennsylvania DOS pursuant to the PBCL, and the filing with the applicable Governmental Entities as required by applicable law of the certificates, articles of merger or other documents and certificates as are necessary to make the Subsidiary Merger effective, (e) if required by the HSR Act, the filing of any applications, filings or notices under the HSR Act and compliance with the HSR Act and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of BHRB Common Stock pursuant to this Agreement and the approval of the listing of such BHRB Common Stock on NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (x) the execution and delivery by BHRB of this Agreement or (y) the consummation by BHRB of the Merger and the other transactions contemplated hereby (including the Subsidiary Merger). As of the date hereof, to the knowledge of BHRB, there is no reason why the necessary regulatory approvals and consents will not be received by BHRB to permit consummation of the Merger and the Subsidiary Merger on a timely basis.
Section 4.05.   Reports.   BHRB and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2023 with (i) the BFI of the VSCC, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) any foreign regulatory authority and (vi) any self-regulatory organization (clauses (i)  – (vi), collectively, “BHRB Regulatory Agencies”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any BHRB Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB. As of their respective dates, such reports, forms, correspondence, registrations and statements, and other filings, documents and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB. Subject to Section 9.14, except for normal examinations conducted by a BHRB Regulatory Agency in the ordinary course of business of BHRB and its Subsidiaries, no BHRB Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of BHRB, investigation into the business or operations of BHRB or any of its Subsidiaries since January 1, 2023, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB. Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any BHRB Regulatory Agency with respect to any report or statement relating to any examinations or inspections of BHRB or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any BHRB Regulatory Agency with respect to the business, operations, policies or procedures of BHRB or any of its Subsidiaries since January 1, 2023, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB.
Section 4.06.   Financial Statements.
(a)   The financial statements of BHRB and its Subsidiaries included (or incorporated by reference) in the BHRB Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of BHRB and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of BHRB and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of BHRB and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2023, no independent public accounting firm of BHRB has resigned (or informed BHRB that it intends to resign) or been dismissed as independent public accountants of BHRB as a result of or in connection with any disagreements with BHRB on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB, neither BHRB nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of BHRB included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2025, or in connection with this Agreement and the transactions contemplated hereby.
(c)   The records, systems, controls, data and information of BHRB and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of BHRB or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB. BHRB (x) has implemented and maintains disclosure controls and procedures and internal controls over financial reporting (as defined in Rule 13a-15(e) and (f), respectively, of the Exchange Act) to ensure that material information relating to BHRB, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of BHRB by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to BHRB’s outside auditors and the audit committee of BHRB’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to materially adversely affect BHRB’s ability to record, process, summarize and report financial information, and (ii) any fraud that involves management or senior employees who have a significant role in BHRB’s internal controls over financial reporting. These disclosures were made in writing by management to BHRB’s auditors and audit committee. Neither BHRB nor to BHRB’s knowledge, its independent audit firm has identified any unremediated material weakness in internal controls over financial reporting or disclosure controls and procedures. To BHRB’s knowledge, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d)   Since January 1, 2023, (i) neither BHRB nor any of its Subsidiaries, nor, to the knowledge of BHRB, any Representative of BHRB or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of BHRB or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that BHRB or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing BHRB or any of its Subsidiaries, whether or not employed by BHRB or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by BHRB or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of BHRB or any committee thereof or the Board of Directors or similar governing body of any BHRB Subsidiary or any committee thereof, or to the knowledge of BHRB, to any director or officer of BHRB or any BHRB Subsidiary.
Section 4.07.   Broker’s Fees.   With the exception of the engagement Keefe, Bruyette & Woods, Inc., neither BHRB nor any BHRB Subsidiary nor any of their respective officers or directors on behalf of BHRB has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

Section 4.08.   Absence of Certain Changes or Events.
(a)   Since December 31, 2024, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB.
(b)   Since December 31, 2024 and until the date of this Agreement, BHRB and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
Section 4.09.   Legal Proceedings.
(a)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB, neither BHRB nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of BHRB, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against BHRB or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b)   There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon BHRB, any of its Subsidiaries or the assets of BHRB or any of its Subsidiaries (or that, upon consummation of the Merger or the Subsidiary Merger, would apply to the Surviving Corporation or any of its affiliates).
Section 4.10.   Taxes and Tax Returns.   Each of BHRB and its Subsidiaries has duly and timely filed (including all applicable extensions) all income and other material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither BHRB nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of BHRB and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of BHRB and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor, depositor, holder of securities of BHRB or any of its Subsidiaries or other third party. Each of BHRB and its Subsidiaries has complied in all material respects with all information reporting and backup withholding provisions of applicable Law. There are no liens for Taxes (other than statutory liens for Taxes not yet due and payable) upon any the assets of BHRB and its Subsidiaries. Neither BHRB nor any of its subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Neither BHRB nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and, to the knowledge of BHRB, there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of BHRB and its Subsidiaries or the assets of BHRB and its Subsidiaries. Neither BHRB nor any of its Subsidiaries has (A) any deferred payroll Tax Liability under Section 2302 of the CARES Act, Internal Revenue Service Notice 2020-65 or any similar or analogous provision of state, local, or non-U.S. applicable law or guidance, (B) utilized the employee retention credit relief provided under Section 2301 of the CARES Act or Section 3134 of the Code or (C) obtained a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act. BHRB has not entered into any private letter ruling requests, closing agreements or gain recognition agreements with respect to a material amount of Taxes requested or executed in the last three (3) years. Neither BHRB nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among BHRB and its Subsidiaries or agreements or arrangements the principal purpose of which is not Taxes). Neither BHRB nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was BHRB) or (B) has any liability for the Taxes of any person (other than BHRB or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither BHRB nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the

Code. Each of BHRB and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither BHRB nor any of its Subsidiaries has participated in a “reportable transaction,” as defined in Code Section 6707A(c)(1) and Treasury Regulation Section 1.6011-4. Neither BHRB nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) installment sale or open transaction disposition made prior to the Closing; (ii) prepaid amount or deferred revenue received prior to the Closing outside the ordinary course of business; or (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local applicable Laws) occurring or existing prior to the Closing. Neither BHRB nor any of its Subsidiaries will be required to make any payment after the Closing Date as a result of an election under Section 965(h) of the Code.
Section 4.11.   Employees.
(a)   For purposes of this Agreement, the term “BHRB Benefit Plans” means an Employee Benefit Plan to which BHRB, any BHRB Subsidiary or any of their respective ERISA Affiliates is a party or has any current or future obligation or that is maintained, contributed to or sponsored by BHRB, any of its Subsidiaries or any of their ERISA Affiliates for the benefit of any current or former employee, officer, director or independent contractor of BHRB, any of its Subsidiaries or any of their ERISA Affiliates, or for which BHRB, any of its Subsidiaries or any of their ERISA Affiliates has any direct or indirect liability.
(b)   BHRB has made available to LNKB true, correct, and complete copies of the following documents with respect to each of the BHRB Benefit Plans, to the extent applicable, (i) all plans and trust agreements, (ii) all summary plan descriptions, amendments, modifications or material supplements to any BHRB Benefit Plan, (iii) where any BHRB Benefit Plan has not been reduced to writing, a written summary of all the material plan terms, (iv) the annual report (Form 5500), if any, filed with the IRS for the last three (3) plan years and summary annual reports, with schedules and financial statements attached, (v) the most recently received IRS determination letter, if any, relating to any BHRB Benefit Plan, (vi) the most recently prepared actuarial report for each BHRB Benefit Plan (if applicable) for each of the last three (3) years and (vii) copies of material notices, letters or other correspondence with the IRS, the DOL, or the PBGC.
(c)   Each BHRB Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “BHRB Qualified Plans”) has received a favorable determination letter or opinion letter from the IRS, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of BHRB, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any BHRB Qualified Plan or the exempt status of the related trust.
(d)   Each BHRB Benefit Plan has been established, operated and administered in material compliance with its terms and in material compliance with all applicable laws, including ERISA and the Code.
(e)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB, with respect to each BHRB Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code or Section 302 of ERISA, (iii) the present value of accrued benefits under such BHRB Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such BHRB Benefit Plan’s actuary with respect to such BHRB Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such BHRB Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the PBGC have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by BHRB or any of its Subsidiaries or any of their respective ERISA Affiliates, and (vii) the PBGC has not instituted proceedings to terminate any such BHRB Benefit Plan.
(f)   None of BHRB, any of its Subsidiaries or any of their respective ERISA Affiliates (nor any predecessor of any such entity) has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan or Multiple Employer Plan, and none of BHRB, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.
(g)   Neither BHRB nor any of its Subsidiaries (or any of their respective ERISA Affiliates) sponsors, has sponsored or has any current or projected obligation or liability with respect to any employee benefit plan that provides for any post-employment or post-retirement health, medical or life insurance or other welfare benefits for retired, former or current employees, directors, individual independent contractors or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or similar applicable state or local law.
(h)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB, there are no pending or, to BHRB’s knowledge, threatened labor grievances or unfair labor practice claims or charges against BHRB or any of its Subsidiaries, or any strikes, or other labor disputes against BHRB or any of its Subsidiaries. Neither BHRB nor any of its Subsidiaries is party to or bound by any Collective Bargaining Agreement, or work rules or practices agreed to with any labor organization or employee association applicable to service provider of BHRB or any of its Subsidiaries and, to the knowledge of BHRB, there are no organizing efforts by any union or other group seeking to represent any employees of BHRB or any of its Subsidiaries.
(i)   BHRB and its Subsidiaries are, and have been since January 1, 2023, in compliance with all applicable laws relating to labor and employment, including those relating to labor management relations, wages, hours, paid time off, overtime, employee classification, discrimination, harassment, retaliation, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the related payment and withholding of Taxes, except for failures to comply that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB. Neither BHRB nor any of its Subsidiaries has taken any action that would reasonably be expected to cause BHRB or any of its affiliates to have any material liability or other obligations following the Closing Date under the Worker Adjustment and Retraining Notification Act or any comparable state or local law.
Section 4.12.   SEC Reports.   BHRB has previously made available to LNKB an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since January 1, 2023 by BHRB pursuant to the Exchange Act (the “BHRB Reports”) and (b) communication mailed by BHRB to its shareholders since January 1, 2023 and prior to the date hereof, and no such BHRB Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2023, as of their respective dates, all BHRB Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of BHRB has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the BHRB Reports.
Section 4.13.   Compliance with Applicable Law.
(a)   BHRB and each of its Subsidiaries hold, and have at all times since January 1, 2023, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB, and to the knowledge of BHRB, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.
(b)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB, BHRB and each of its Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to BHRB or any of its Subsidiaries, including all applicable laws related to data protection or privacy (including laws relating to the privacy and security of Personal Data), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the CARES Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.
(c)   B&H Bank has a Community Reinvestment Act rating of “satisfactory” or better.
(d)   BHRB maintains a written information privacy and security program that includes reasonable measures to protect the privacy, confidentiality and security of all Personal Data owned, controlled or processed by BHRB and its Subsidiaries against any (i) loss or misuse of such Personal Data, (ii) unauthorized or unlawful operations performed upon such Personal Data, or (iii) other act or omission that compromises the security or confidentiality of such Personal Data. To the knowledge of BHRB, since January 1, 2023, no third party has gained unauthorized access to any information technology networks or Personal Data controlled by BHRB and its Subsidiaries except as set forth on Section 4.13(d) of the BHRB Disclosure Schedule.
(e)   As of the date hereof, BHRB and B&H Bank is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator) and, as of the date hereof, neither BHRB nor any of its Subsidiaries has received any indication from a Governmental Entity that its status as “well-capitalized” or that B&H Bank’s Community Reinvestment Act rating will be downgraded within one (1) year from the date of this Agreement.
Section 4.14.   Certain Contracts.
(a)   Each contract, arrangement, commitment or understanding (whether written or oral), but excluding any BHRB Benefit Plan, which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which BHRB or any of its Subsidiaries is a party or by which BHRB or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by BHRB (or a Quarterly Report on Form 10-Q or a Current Report on Form 8-K filed subsequent thereto) (each, a “BHRB Contract”).
(b)   (i) Each BHRB Contract is valid and binding on BHRB or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on BHRB, (ii) BHRB and each of its Subsidiaries have complied with and performed all obligations required to be complied with or performed by any of them to date under each BHRB Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on BHRB, (iii) to the knowledge of BHRB, each third-party counterparty to each BHRB Contract has complied with and performed all obligations required to be complied with and performed by it to date under such BHRB Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on BHRB, (iv) neither BHRB nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any BHRB Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a breach or default on the part of BHRB or any of its Subsidiaries, or to the knowledge of BHRB, any other party thereto, of or under any such BHRB Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on BHRB.
Section 4.15.   BHRB Supervisory Actions.   Subject to Section 9.14, neither BHRB nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order, directive or other supervisory action by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request or suggestion of, any BHRB Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies or practices, its management or its business (each, whether or not set forth in the BHRB Disclosure Schedule, a “BHRB Supervisory Action”), nor has BHRB or any of its Subsidiaries been advised since January 1, 2023, of any BHRB Supervisory Action by any BHRB Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such BHRB Supervisory Action.
Section 4.16.   Risk Management Instruments.   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of BHRB or any of its Subsidiaries or for the account of a customer of BHRB or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any BHRB Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of BHRB or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. BHRB and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to BHRB’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereto.
Section 4.17.   Environmental Matters.   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB, BHRB and its Subsidiaries are in compliance, and have complied since January 1, 2023, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of BHRB, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on BHRB or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against BHRB, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB. To the knowledge of BHRB, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB. BHRB is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, BHRB Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB.
Section 4.18.   Investment Securities and Commodities.
(a)   Each of BHRB and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) that are material to BHRB on a consolidated basis, free and clear of any Lien, except as set forth in the financial statements included in the BHRB Reports or to the extent such securities or commodities are pledged in the ordinary course of business consistent with past practice to secure obligations of BHRB or its Subsidiaries. Such securities and commodities are valued on the books of BHRB in accordance with GAAP in all material respects.

(b)   BHRB and its Subsidiaries and their respective businesses, to the extent applicable, employ investment, securities, commodities, risk management and other policies, practices and procedures that BHRB believes are prudent and reasonable in the context of such businesses.
Section 4.19.   Real Property.   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB, BHRB or a BHRB Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the BHRB Reports as being owned by BHRB or a BHRB Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “BHRB Owned Properties”), free and clear of all Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such BHRB Reports or acquired after the date thereof which are material to BHRB’s business (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the BHRB Owned Properties, the “BHRB Real Property”), free and clear of all material Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of BHRB, the lessor. There are no pending or, to the knowledge of BHRB, threatened condemnation proceedings against the BHRB Real Property.
Section 4.20.   Intellectual Property.
(a)   BHRB and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property used, held for use in or otherwise necessary for the conduct of its business as currently conducted.
(b)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB: (i) to the knowledge of BHRB, the use of any Intellectual Property by BHRB and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which BHRB or any BHRB Subsidiary acquired the right to use any Intellectual Property, (ii) to the knowledge of BHRB, no person has asserted in writing to BHRB that BHRB or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (iii) to the knowledge of BHRB, no person is challenging, infringing on or otherwise violating any right of BHRB or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to BHRB or its Subsidiaries and (iv) neither BHRB nor any BHRB Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by BHRB or any BHRB Subsidiary, and BHRB and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by BHRB and its Subsidiaries and to maintain, enforce and protect the confidentiality of all Intellectual Property owned or licensed, respectively, by BHRB and its Subsidiaries the value of which is contingent upon maintaining the confidentiality thereof.
(c)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB, the IT Assets of BHRB operate and perform in a manner that permits BHRB and its Subsidiaries to conduct their business as currently conducted.
Section 4.21.   Related Party Transactions.   There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions (including any transactions entered into or to be entered into in connection with the transactions contemplated hereby), between BHRB or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of BHRB or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding BHRB Common Stock or voting power thereof (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of BHRB) on the other hand, of the type required to be reported in any BHRB Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported.
Section 4.22.   State Takeover Laws.   The Board of Directors of BHRB has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover

Statutes. In accordance with Section 13.1-730 of the VSCA, no appraisal or dissenters’ rights will be available to the holders of BHRB Common Stock in connection with the Merger.
Section 4.23.   Reorganization.   Neither BHRB nor any of its Subsidiaries has taken any action (or failed to take any action) and is not aware of any fact or circumstance that could reasonably be expected to prevent or impede (i) the Merger from qualifying for the Intended Tax Treatment, (ii) the Subsidiary Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or (iii) prevent counsel from providing the tax opinions required pursuant to Section 7.02(c) and Section 7.03(c)).
Section 4.24.   Opinion.   Prior to the execution of this Agreement, the board of directors of BHRB has received an opinion (which if initially rendered orally, has been or will be confirmed in a written opinion of the same date) from Keefe, Bruyette & Woods, Inc. to the effect that as of the date thereof and based upon and subject to the factors, assumptions and limitations set forth therein, the Exchange Ratio provided for in the Merger is fair from a financial point of view to BHRB. Such opinion has not been amended or rescinded as of the date of this Agreement.
Section 4.25.   BHRB Information.   The information relating to BHRB and its Subsidiaries or that is provided by BHRB or its Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any BHRB Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Joint Proxy Statement relating to BHRB and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate to LNKB or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
Section 4.26.   Loan Portfolio.
(a)   Except as set forth on Section 4.26(a) of the BHRB Disclosure Schedule, as of the date hereof, neither BHRB nor any of its Subsidiaries is a party to any written or oral Loans in which BHRB or any Subsidiary of BHRB is a creditor that, as of September 30, 2025, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of September 30, 2025 over ninety (90) days or more delinquent in payment of principal or interest.
(b)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB, each Loan of BHRB or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of BHRB and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(c)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB, each outstanding Loan of BHRB or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in accordance with the relevant notes or other credit or security documents, the written underwriting standards of BHRB and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and in compliance with all applicable federal, state and local laws, regulations and rules.
(d)   None of the agreements pursuant to which BHRB or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contain any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.
(e)   There are no outstanding Loans made by BHRB or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of BHRB or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB, neither BHRB nor any of its Subsidiaries is now nor has it ever been since January 1, 2023 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or BHRB Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.
(g)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB, as to each Loan that is secured, whether in whole or in part, by a guaranty of the United States Small Business Administration or any other Governmental Entity, such guaranty is in full force and effect, and to BHRB’s knowledge, will remain in full force and effect following the Effective Time, in each case, without any further action by BHRB or any of its Subsidiaries, subject to the fulfillment of their obligations under the agreement with the Small Business Administration or other Governmental Entity that arise after the date hereof and assuming that any applicable applications, filings, notices, consents and approvals contemplated in Section 3.04 and Section 4.04 have been made or obtained.
(h)   The allowance for credit losses of BHRB (the “BHRB ACL”) as of September 30, 2025 was, and the BHRB ACL to be shown on the financial statements of BHRB and its Subsidiaries as of any date subsequent to the date of this Agreement will be, adequate in all material respects to provide for all known or reasonable anticipated losses, net of recoveries relating to Loans previously charged off, in respect of Loans outstanding (including letter of credit or commitments to make Loans or extend credit). The BHRB ACL as of September 30, 2025 was, and the BHRB ACL to be shown on the financial statements of BHRB and its Subsidiaries as of any date subsequent to the date of this Agreement will be, established in accordance with GAAP and applicable regulatory requirements and guidelines.
Section 4.27.   Sanctions, Anti-Money Laundering and Anti-Corruption Laws.
(a)   Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on BHRB, BHRB and its Subsidiaries, and, to the knowledge of BHRB, each of their respective directors, officers, employees, agents, representatives and any other person acting on behalf of BHRB and its Subsidiaries, acting alone or together, is and has been in compliance with the FCPA and any other anti-corruption or anti-bribery Applicable Law.
(b)   Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on BHRB, none of BHRB nor any of its Subsidiaries, nor, to the knowledge of BHRB, any of their respective directors, officers, employees, agents, representatives or other persons acting on behalf of BHRB and its Subsidiaries, acting alone or together, has, directly or indirectly, (i) used any funds of BHRB or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of BHRB or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the FCPA, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of BHRB or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of BHRB or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for BHRB or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for BHRB or any of its Subsidiaries.
(c)   None of BHRB nor any of its Subsidiaries, nor, to the knowledge of BHRB, any of their respective directors, officers, employees, agents, representatives or other persons acting on their behalf, is, or is 50% or more owned or controlled by one or more persons that are: (i) the subject of any Sanctions, or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, the Crimea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea, Syria, the Kherson oblast, and the Zaporizhzhia oblast regions of Ukraine), except as otherwise authorized pursuant to Sanctions. Neither BHRB nor any of its Subsidiaries has engaged in business with foreign nations, organizations or individuals named on any of the following lists maintained by the OFAC or the United States Department of the Treasury: (x) the Specially Designated Nationals and Blocked Persons List; (y) the Sanctions Program and Countries Summaries Lists; or (z) Executive Order 13224.

(d)   BHRB and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to promote and achieve compliance with the FCPA, and other anti-corruption and anti-bribery applicable laws, Sanctions and applicable laws governing anti-money laundering.
(e)   No Governmental Entity has in the past five (5) years commenced legal, administrative, arbitral or other proceedings, claims, or actions against, or, to the knowledge of BHRB, is investigating or has in the past five (5) years, to the knowledge of BHRB, conducted, initiated or threatened any investigation of, BHRB or any of its Subsidiaries (or any of their respective directors, officers, employees, agents or representatives) for alleged violation of the FCPA and other anti-corruption and anti-bribery applicable laws, Sanctions and applicable laws governing anti-money laundering.
Section 4.28.   Insurance.   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BHRB, (a) BHRB and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of BHRB reasonably has determined to be prudent and consistent with industry practice, and BHRB and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of BHRB and its Subsidiaries, BHRB or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by BHRB or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither BHRB nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.
Section 4.29.   Deposits.
(a)   All of the deposits held by B&H Bank (including the records and documentation pertaining to such deposits) are held in compliance, in all material respects, with (a) all applicable policies, practices and procedures of B&H Bank and (b) all applicable laws, including applicable laws governing anti-money laundering and Sanctions. All deposit account applications for deposits held by B&H Bank have been solicited, taken and evaluated and applicants notified in a manner that complied, in all material respects, with all applicable laws. All deposit accounts for deposits held by B&H Bank have been, in all material respects, maintained and serviced by B&H Bank or its affiliates in accordance with the deposit account agreements and BHRB’s applicable policies, practices and procedures.
(b)   Since January 1, 2023, B&H Bank has not reclassified any deposit reported on its Call Reports from a “brokered deposit,” as such term is used in the Call Reports, to a deposit that is not classified as a “brokered deposit.”
Section 4.30.   No Other Representations or Warranties.
(a)   Except for the representations and warranties made by BHRB in this Article 4, neither BHRB nor any other person makes any express or implied representation or warranty with respect to BHRB, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and BHRB hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither BHRB nor any other person makes or has made any representation or warranty to LNKB or any of their respective affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to BHRB, any of its Subsidiaries or their respective businesses or (ii) any oral or written information presented to LNKB or any of their respective affiliates or Representatives in the course of their due diligence investigation of BHRB, the negotiation of this Agreement or in the course of the transactions contemplated hereby, except in each case for the representations and warranties made by BHRB in this Article 4.
(b)   BHRB acknowledges and agrees that neither LNKB nor any other person has made or is making any express or implied representation or warranty other than those contained in Article 3.

ARTICLE 5
Covenants Relating to Conduct of Business
Section 5.01.   Conduct of Businesses by LNKB Prior to the Effective Time.   During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the LNKB Disclosure Schedule), required by law or as consented to in writing by BHRB (such consent not to be unreasonably withheld, conditioned or delayed), LNKB shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships (including relationships with Governmental Entities), and (c) take no action that would reasonably be expected to adversely affect or delay the ability of either BHRB or LNKB to obtain any necessary approvals of any BHRB Regulatory Agency, LNKB Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.
Section 5.02.   Forbearances of LNKB.   During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the LNKB Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, LNKB shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of BHRB (such consent not to be unreasonably withheld, conditioned or delayed):
(a)   except as set forth on Section 5.02(a) of the LNKB Disclosure Schedule (i) incur any indebtedness for borrowed money, other than (I) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months and in the ordinary course of business consistent with past practice, (II) deposits or other customary banking products such as letters of credit, in each case, in the ordinary course of business consistent with past practice, and (III) indebtedness of LNKB or any of its wholly owned Subsidiaries to LNKB or any of its wholly owned Subsidiaries; or (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual corporation or other entity;
(b)
(i)   adjust, split, combine or reclassify any capital stock;
(ii)   make, declare, pay or set a record date for any dividend, or any other distribution on, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any LNKB Securities or LNKB Subsidiary Securities except, in each case, (A) regular quarterly cash dividends at a rate not in excess of $0.075 and with record and payment dates consistent with past practice, (B) dividends paid by any wholly owned Subsidiaries of LNKB, or (C) the acceptance of shares of LNKB Common Stock as payment for the exercise price of LNKB Options or for withholding Taxes incurred in connection with the vesting or settlement of LNKB Equity Awards, in each case, outstanding as of the date hereof or granted after the date hereof to the extent expressly contemplated by this Agreement or the LNKB Disclosure Schedule;
(iii)   directly or indirectly repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, except that LNKB may cause the plan administrator for the LNKB DRSPP to purchase shares of LNKB Common Stock in the open market or in one or more privately negotiated transactions with any person who is not an affiliate of LNKB or BHRB, as contemplated by Section 6.20 of this Agreement;
(iv)   grant any stock options, warrants, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity or equity-based awards or interests, or grant any person any right to acquire any LNKB Securities under an LNKB Stock Plan or otherwise; or

(v)   issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any LNKB Securities or LNKB Subsidiary Securities, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any LNKB Securities or LNKB Subsidiary Securities, except pursuant to the exercise of LNKB Options or the vesting or settlement of any LNKB Equity Awards outstanding as of the date hereof or granted after the date hereof to the extent expressly contemplated by this Agreement or the LNKB Disclosure Schedule;
(c)   sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than (i) in the ordinary course of business consistent with past practice (including the sale, transfer and disposal of other real estate owned, but excluding the sale of branches and other bank offices) or (ii) pursuant to contracts or agreements in force at the date of this Agreement and set forth on Section 5.02(c) of the LNKB Disclosure Schedule;
(d)   except for foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business consistent with past practice, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property, deposits or assets of any other person, in each case other than a wholly owned Subsidiary of LNKB;
(e)   in each case except for transactions in the ordinary course of business consistent with past practice, (i) terminate, materially amend, or waive any material provision of, or waive, release, compromise or assign any material rights or claims under, any LNKB Contract (or any contract entered into after the date hereof that would be a LNKB Contract if it were in effect on the date of this Agreement), or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts, or (ii) enter into any contract that would constitute a LNKB Contract, if it were in effect on the date of this Agreement;
(f)   purchase any bank-owned life insurance;
(g)   except as required by the terms (in effect as of the date hereof) of any LNKB Benefit Plan or by applicable law or as set forth in Section 5.02(g) of the LNKB Disclosure Schedule, (i) enter into, adopt, amend or terminate any deferred compensation arrangement, supplemental retirement plan, employment agreement, offer letter, retention agreement, change in control or transaction bonus agreement, severance agreement or similar arrangement, other than entering into offer letters that do not contain severance or change in control provisions (with standard terms and substantially in the form made available to BHRB prior to the date hereof) in the ordinary course of business consistent with past practice with new employees whose target annual compensation opportunity (base salary, target annual bonus and target long-term incentive opportunity) is less than $150,000, (ii) enter into, adopt, amend or terminate any Employee Benefit Plan or any Collective Bargaining Agreement, (iii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, other than increases in base salary or wage rate to employees in connection with LNKB’s annual compensation reviews in the ordinary course of business consistent with past practice up to the percentage set forth in Section 5.02(g) of the LNKB Disclosure Schedule, (iv) pay or award, or accelerate the vesting of, any annual or other non-equity bonuses or annual or other incentive compensation (not including commissions payable in the ordinary course consistent with past practice) except for bonuses to be awarded with respect to the LNKB’s or any of its Subsidiaries’ 2025 and 2026 fiscal year in accordance with the terms set forth in Section 5.02(g) of the LNKB Disclosure Schedule, (v) grant or accelerate the vesting or payment of any equity-based compensation, (vi) fund any rabbi trust or similar arrangement, (vii) terminate the employment of any key employee listed in Section 5.02(g) of the LNKB Disclosure Schedule (each, a “Key Employee”), other than for cause, (viii) hire any individual who would replace a Key Employee, (ix) provide any obligation to gross up, indemnify or otherwise reimburse any Key Employee for any Tax incurred by any such individual, including without limitation under Section 409A or 4999 of the Code, or (x) enter into an agreement with an independent contractor or consultant that is providing services (either individually or through a personal services entity) with potential annual fees of $150,000 or more;
(h)   settle any claim, suit, action or proceeding, except involving solely monetary remedies in an amount not in excess of $250,000 individually or $350,000 in the aggregate, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Corporation or to the receipt of regulatory approvals for the transactions contemplated hereby on a timely basis;
(i)   take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede (i) the Merger from qualifying for the Intended Tax Treatment or (ii) the Subsidiary Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(j)   amend its articles of incorporation, its bylaws or comparable governing documents of its Subsidiaries;
(k)   merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;
(l)   other than in prior consultation with BHRB, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;
(m)   implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable law, regulation, policies imposed by any Governmental Entity or requested by an LNKB Regulatory Agency;
(n)   enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate, fee pricing or other material banking or operating policies and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation, policies imposed by any Governmental Entity or requested by an LNKB Regulatory Agency;
(o)   make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans, (ii) its investment securities portfolio, hedging practices and policies or its policies with respect to the classification or reporting of such portfolios, or (iii) its risk and asset-liability management and interest rate policies, in each case except as required by law or requested by an LNKB Regulatory Agency;
(p)   except as set forth on Section 5.02(p) of the LNKB Disclosure Schedule (i) make, renew, restructure or otherwise modify (X) any non-pass rated Loan or troubled Loan other than in the ordinary course of business consistent with past practice and the internal policies of LNKB and Link as of the date of this Agreement, or (Y) any other Loan other than Loans that are made, renewed, restructured or otherwise modified in the ordinary course of business consistent with past practice (excluding participations) or Loans that were previously acquired in the ordinary course of business consistent with past practice, in each case in compliance with LNKB’s and Link’s internal loan policies as of the date of this Agreement and (for the avoidance of doubt, with respect to this item (Y) only), that have (A) in the case of unsecured Loans, a principal balance not in excess of $500,000, (B) in the case of secured Loans, a principal balance not in excess of $6,000,000 and (C) total exposure to the borrower and its affiliates not in excess of $12,000,000; (ii) except in the ordinary course of business, take any action that would result in any discretionary release of collateral or guarantees or otherwise restructure the respective amounts set forth in clause (i) above; (iii) enter into any Loan securitization or create any special purpose funding entity; (iv) purchase or otherwise acquire any Loans from unaffiliated third parties (including any Loan participations), except for acquisitions in satisfaction of debts previously contracted in good faith; or (v) notwithstanding anything in the foregoing clauses (i) – (iv). In the event that BHRB’s prior written consent is required pursuant to clause (i) above, BHRB shall use its commercially reasonable efforts to provide such consent within three (3) business days of any request by LNKB, and if BHRB does not respond to a request for consent pursuant to this Section 5.02(p) within three (3) business days of having received such request together with the relevant Loan information, such non-response shall be deemed to constitute consent (provided that if BHRB reasonably requests additional information from LNKB during such three (3)-business day period, such period shall be tolled and a new three (3)-business day period shall apply upon BHRB’s receipt of the requested information from LNKB);
(q)   (i) make, or commit to make, any capital expenditures that exceed the amounts set forth in LNKB’s capital expenditure budget set forth in Section 5.02(q) of the LNKB Disclosure Schedule;
(r)   cause or permit Link to (i) make any material changes in its policies and practices with respect to deposits and earnings credits, (ii) accept any brokered deposits or collateralized deposits with a maturity greater than 12 months or (iii) accept more than $75,000,000 in additional brokered deposits from the date of this Agreement;
(s)   make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes; or
(t)   agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.02.
Section 5.03.   Conduct of Businesses by BHRB Prior to the Effective Time.   During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the BHRB Disclosure Schedule), required by law or as consented to in writing by LNKB (such consent not to be unreasonably withheld, conditioned or delayed), BHRB shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships (including relationships with Governmental Entities), and (c) take no action that would reasonably be expected to adversely affect or delay the ability of either BHRB or LNKB to obtain any necessary approvals of any BHRB Regulatory Agency, LNKB Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.
Section 5.04.   Forbearances of BHRB.   During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the BHRB Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, BHRB shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of LNKB (such consent not to be unreasonably withheld, conditioned or delayed):
(a)
(i)   adjust, split, combine or reclassify any shares of BHRB Common Stock; or
(ii)   make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, trust preferred securities or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any BHRB Securities or BHRB Subsidiary Securities except, in each case, (A) regular quarterly cash dividends at a rate not in excess of $0.55 per share of BHRB Common Stock and with record and payment dates consistent with past practice, (B) dividends paid by any wholly owned Subsidiaries of BHRB, (C) regular distributions on outstanding trust preferred securities in accordance with their terms, (D) dividends provided for and paid on BHRB Preferred Stock in accordance with the terms thereof, (E) the acceptance of shares of BHRB Common Stock as payment for withholding the exercise of BHRB Equity Awards or for Taxes incurred in connection with the vesting or settlement of BHRB Equity Awards or (F) repurchases of BHRB Common

Stock pursuant to any repurchase authorized by the Board of Directors of BHRB prior to the date hereof in an amount not in excess of the amounts set forth in Section 5.04(a)(ii) of the BHRB Disclosure Schedule and in compliance with applicable law (including Regulation M of the Exchange Act);
(b)   take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede (i) the Merger from qualifying for the Intended Tax Treatment or (ii) the Subsidiary Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(c)   amend its articles of incorporation or bylaws in a manner that would materially and adversely affect the holders of LNKB Common Stock, or adversely affect the holders of LNKB Common Stock relative to other holders of BHRB Common Stock;
(d)   take any action that would reasonably be expected to adversely affect or delay the ability of either BHRB or LNKB to obtain any necessary approvals of any BHRB Regulatory Agency, LNKB Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis;
(e)   issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, except in the ordinary course of business consistent with past practice, including any issuance of BHRB Equity Awards or shares of BHRB Common Stock issued pursuant to the BHRB ESPP; or
(f)   agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.04.
ARTICLE 6
Additional Agreements
Section 6.01.   Regulatory Matters.
(a)   Promptly after the date of this Agreement, BHRB and LNKB shall prepare and file with the SEC the Joint Proxy Statement, and BHRB shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. The parties shall use reasonable best efforts to make such filing within sixty (60) days of the date of this Agreement. Each of BHRB and LNKB shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and BHRB and LNKB shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders. BHRB shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and LNKB shall furnish all information concerning LNKB and the holders of LNKB Common Stock as may be reasonably requested in connection with any such action.
(b)   The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, orders, approvals, waivers, non-objections and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Subsidiary Merger), and to comply with the terms and conditions of all such permits, consents, orders, approvals, waivers, non-objections and authorizations of all such third parties and Governmental Entities. Without limiting the generality of the foregoing, as soon as practicable and in no event later than forty-five (45) days after the date of this Agreement, BHRB and LNKB shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required to be filed with any bank regulatory agency in order to obtain the Requisite Regulatory Approvals. BHRB and LNKB shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. BHRB and LNKB shall have the right to review and provide comments in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to LNKB or BHRB, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, orders, approvals, waivers, non-objections and authorizations of, and the filing of notices to, all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein, and each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law; and provided that each party shall promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any Governmental Entity which the other party does not attend or participate in, to the extent permitted by such Governmental Entity and applicable law. The parties’ obligations under this Section 6.01(b) are, in each case, subject to Laws relating to the exchange of information (including with respect to confidential supervisory information) and subject to necessary redactions relating to confidential or sensitive information. As used in this Agreement, the term “Requisite Regulatory Approvals” shall mean all permits, consents, orders, approvals, waivers, non-objections and authorizations (and the expiration or termination of all statutory waiting periods in respect thereof) from (i) the Federal Reserve Board under the BHC Act, the Bank Merger Act and the Riegle-Neal Act if applicable, (ii) the BFI of the VSCC, (iii) the PA DOBS, (iv) the MD OCFR, and (v) any Governmental Entity set forth in Section 3.04 or Section 4.04 the non-receipt of which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.
(c)   Each party shall use its reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require BHRB or LNKB or any of their respective Subsidiaries, and neither BHRB nor LNKB nor any of their respective Subsidiaries shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, orders, approvals, waivers, non-objections and authorizations of Governmental Entities that would reasonably be expected to have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger and the Subsidiary Merger (measured on a scale relative to LNKB and its Subsidiaries, taken as a whole) (a “Materially Burdensome Regulatory Condition”).
(d)   BHRB and LNKB shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders, and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of BHRB, LNKB or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the Subsidiary Merger and the other transactions contemplated by this Agreement.
(e)   BHRB and LNKB shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, or that the receipt of any such approval will be materially delayed.
Section 6.02.   Access to Information; Confidentiality.
(a)   Upon reasonable notice and subject to applicable laws and the terms of Section 9.14 of this Agreement, each of LNKB and BHRB, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the Subsidiary Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the Representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, provided that such investigation or requests shall not interfere unnecessarily with normal operations of the party, and each shall cooperate with the other party in preparing to effect after the Effective Time the conversion or consolidation of systems and business operations generally, and, during such period, each of LNKB and BHRB shall, and shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that LNKB or BHRB, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request in light of such party’s circumstances as a party to the transactions contemplated hereby. Neither BHRB nor LNKB nor any of their respective Subsidiaries shall be required to provide access to or to disclose (x) board and committee minutes that discuss any of the transactions contemplated by this Agreement or (y) information where such access or disclosure would violate or prejudice the rights of BHRB’s or LNKB’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(b)   Each of LNKB and BHRB shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or Representatives pursuant to this Agreement in confidence to the extent required by, and in accordance with, the provisions of the mutual confidentiality agreement, dated October 30, 2025, between BHRB and LNKB (the “Confidentiality Agreement”).
(c)   No investigation by either of the parties or their respective Representatives shall affect or be deemed to modify or waive the representations, warranties, covenants and agreements of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
Section 6.03.   Shareholder Approvals.   Each of BHRB and LNKB shall call, give notice of, establish a record date for, convene and hold a meeting of its shareholders (the “BHRB Meeting” and the “LNKB Meeting”, respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (i) in the case of LNKB, the Requisite LNKB Vote, and in the case of BHRB, the Requisite BHRB Vote, and (ii) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of shareholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of LNKB and BHRB shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. Subject to the remainder of this Section 6.03, each of BHRB and LNKB and their respective Boards of Directors shall use its reasonable best efforts to obtain from the shareholders of BHRB and the shareholders of LNKB, as applicable, the Requisite BHRB Vote and the Requisite LNKB Vote, as applicable, including by communicating to the shareholders of BHRB and LNKB, as applicable its recommendation (and including such recommendation in the Joint Proxy Statement) that, in the case of BHRB, the shareholders of BHRB approve this Agreement and the transactions contemplated hereby (the “BHRB Board Recommendation”), and, in the case of LNKB, the shareholders of LNKB approve this Agreement and the transactions contemplated hereby (the “LNKB Board Recommendation”). Subject to the remainder of this Section 6.03, each of BHRB and LNKB and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the BHRB Board Recommendation, in the case of BHRB, or the LNKB Board Recommendation, in the case of LNKB, (ii) fail to make the BHRB Board Recommendation, in the case of BHRB, or the LNKB Board Recommendation, in the case of LNKB, in the Joint Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the BHRB Board Recommendation, in the case of BHRB, or the LNKB Board Recommendation, in the case of LNKB, in each case within ten (10) business days (or such fewer number of days as remains prior to the BHRB Meeting or the

LNKB Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing a “Recommendation Change”). However, subject to Section 8.01 and Section 8.02, if the Board of Directors of BHRB or LNKB, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the BHRB Board Recommendation or the LNKB Board Recommendation, as applicable, such Board of Directors may, in the case of BHRB, prior to the receipt of the Requisite BHRB Vote, and in the case of LNKB, prior to the receipt of the Requisite LNKB Vote, effect a Recommendation Change, including by submitting this Agreement to its shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for such Recommendation Change to its shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided that such Board of Directors may not take any actions under this sentence unless it (A) gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the BHRB Board Recommendation or LNKB Board Recommendation, as the case may be. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.03 and will require a new notice period as referred to in this Section 6.03. Neither BHRB nor LNKB shall adjourn or postpone the BHRB Meeting or the LNKB Meeting, as the case may be, except that BHRB or LNKB (1) shall be permitted to adjourn or postpone the BHRB Meeting or the LNKB Meeting, as the case may be, to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Board of Directors of BHRB or the Board of Directors of LNKB, as the case may be, has determined in good faith after consultation with outside counsel is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by such party’s shareholders prior to the BHRB Meeting or the LNKB Meeting, as the case may be, and (2) shall adjourn or postpone the BHRB Meeting or the LNKB Meeting, as the case may be, up to two times, if, as of the time for which such meeting is originally scheduled there are insufficient shares of BHRB Common Stock or LNKB Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting BHRB or LNKB, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite BHRB Vote or the Requisite LNKB Vote; provided that, without the prior written consent of the other party, neither BHRB nor LNKB shall adjourn or postpone the BHRB Meeting or the LNKB Meeting, as the case may be, under this clause (2) for more than five (5) business days in the case of any individual adjournment or postponement or more than ten (10) business days in the aggregate. If the BHRB Meeting or the LNKB Meeting is adjourned or postponed, LNKB or BHRB, respectively, may elect to cause the LNKB Meeting or the BHRB Meeting, respectively, to also be adjourned such that the meetings occur on the same date. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, (x) the BHRB Meeting shall be convened and this Agreement shall be submitted to the shareholders of BHRB at the BHRB Meeting and (y) the LNKB Meeting shall be convened and this Agreement shall be submitted to the shareholders of LNKB at the LNKB Meeting, and nothing contained herein shall be deemed to relieve either BHRB or LNKB of such obligation.
Section 6.04.   Legal Conditions to Merger.   Subject in all respects to Section 6.01 of this Agreement, each of BHRB and LNKB shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Subsidiary Merger and, subject to the conditions set forth in Article 7 hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by LNKB or BHRB or any of their respective Subsidiaries in connection with the Merger or the Subsidiary Merger and the other transactions contemplated by this Agreement.
Section 6.05.   Stock Exchange Listing.   BHRB shall cause the shares of BHRB Common Stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.
Section 6.06.   Employee Matters.
(a)   For a period commencing at the Effective Time and ending on the first anniversary of the Closing Date, BHRB shall provide, or cause to be provided, to each individual who is employed by LNKB or any of its Subsidiaries as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation (or any affiliate thereof) during such period (a “Continuing Employee”), with (i) a base salary or base wage rate that is no less than the base salary or base wage rate in effect for such Continuing Employee as of immediately prior to the Effective Time, (ii) a target annual bonus opportunity and target long-term incentive compensation opportunity that are no less favorable in each case (based on dollar amount) than such target annual bonus opportunity and target long-term incentive compensation opportunity provided to such Continuing Employee as of immediately prior to the Effective Time, and (iii) employee benefits (in each case of clause (i), (ii) and (iii) of this Section 6.06(a), excluding defined benefit pension, retiree or post-employment medical or welfare, nonqualified deferred compensation, supplemental retirement, split dollar life insurance, retention, change in control and severance benefits (“Excluded Benefits”)) that are no less favorable than the employee benefits (other than the Excluded Benefits) provided to similarly situated employees of BHRB and its Subsidiaries.
(b)   Certain employees of LNKB and its Subsidiaries who are not a party to an employment agreement, change in control agreement, or other agreement that provides for severance benefits and experiences a qualifying termination as described on Section 6.06(b) of the BHRB Disclosure Schedule during the period referenced in such Schedule shall be entitled to receive severance pay in an amount and on the terms set forth on such schedule.
(c)   With respect to any BHRB Benefit Plans in which any Continuing Employees first become eligible to participate on or after the Closing Date, BHRB or the Surviving Corporation shall use commercially reasonable efforts to: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any such BHRB Benefit Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous LNKB Benefit Plan immediately prior to the Closing Date, (ii) provide each such Continuing Employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Closing Date (or, if later, prior to the time such employee commenced participation in such BHRB Benefit Plan) under such BHRB Benefit Plan in satisfying any applicable deductible or out-of-pocket requirements under any such BHRB Benefit Plans, and (iii) recognize service of such employees with LNKB and its respective Subsidiaries, for all purposes as if such service was with BHRB prior to the Closing Date; provided that the foregoing service recognition shall not apply to the extent it would result in duplication of benefits for the same period of services, for purposes of benefit accrual under any BHRB Benefit Plan that is a defined benefit pension plan, for purposes of any BHRB Benefit Plan that provides retiree welfare benefits, or to any BHRB Benefit Plan that is a frozen plan prior to the Effective Time, either with respect to level of benefits or participation, or provides grandfathered benefits.
(d)   Prior to the Closing Date, LNKB shall take, and shall cause its Subsidiaries to take, all actions reasonably and timely requested in writing by BHRB that are reasonably necessary or appropriate, conditioned on the occurrence of the Effective Time, to (i) cause one or more LNKB Benefit Plans to terminate as of a date on, before or after the Effective Time (as determined by BHRB in its sole discretion), (ii) cause benefit accruals and entitlements under any LNKB Benefit Plan to cease as of the Effective Time, or as of the date preceding the Effective Time, (iii) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any LNKB Benefit Plan for such period as may be reasonably requested by BHRB, and/or (iv) facilitate the merger of any LNKB Benefit Plan into any BHRB Benefit Plan in accordance with applicable law. All resolutions, amendments, notices, or other documents issued, adopted or executed in connection with the implementation of this Section shall be subject to BHRB’s reasonable prior review and approval, which shall not be unreasonably withheld, conditioned or delayed. In accordance with this Section 6.06(d), LNKB shall, immediately prior to the Effective Time and in compliance with Section 409A of the Code, terminate the LNKB Benefit Plans set forth on Section 6.06(d) of the LNKB Disclosure Schedule, except as may otherwise be determined by BHRB and communicated to LNKB at least ten (10) business days prior to the Closing Date.
(e)   Effective as of the date immediately preceding the Closing Date and contingent upon the consummation of the Merger, LNKB shall, or shall cause Link to, terminate LBNK’s 401(k) plan. LNKB shall take (or cause to be taken) all actions that are necessary or appropriate to fully vest each Continuing Employee in his or her account balance under LNKB’s 401(k) plan effective as of the Closing Date. The Surviving Corporation shall take (or cause to be taken) all actions that are necessary or appropriate to make, as soon as practicable following the Closing Date, all employee and employer contributions to LNKB’s 401(k) plan on behalf of each Continuing Employee with respect to all periods of service ending on or prior to the Closing Date. Prior to the Effective Time, LNKB shall provide BHRB with resolutions adopted by LNKB’s Board of Directors terminating LNKB’s 401(k) plan, the form and substance of which shall be subject to the prior written approval of BHRB, which will not be unreasonably withheld. As soon as practicable following the Effective Time, with respect to LNKB’s 401(k) plan, BHRB shall permit or cause its Subsidiaries to permit the Continuing Employees to roll over their account balances, notes and similar instruments reflecting outstanding loan balances under the LNKB 401(k) plans, if any, thereunder into an “eligible retirement plan” within the meaning of Section 402(c)(8)(B) of the Code maintained by BHRB or its Subsidiaries. Notwithstanding the foregoing provisions of this Section 6.06(e), BHRB may, in its sole discretion, determine prior to the Effective Time, not to terminate the LNKB 401(k) plan or take any of the actions described above in this Section 6.06(e), provided that BHRB shall provide notice of such determination to LNKB at least 10 business days prior to the Effective Time.
(f)   As of the Effective Time, BHRB shall (i) assume and honor any vacation or personal time off (other than sick leave) (“PTO”) that has accrued but is unused under the applicable policies of LNKB and its Subsidiaries (including any PTO carried over from a prior year in accordance with LNKB’s PTO policies), (ii) provide additional accruals to Continuing Employees following the Effective Time under the PTO policy of BHRB in the same manner as provided to similarly situated employees of BHRB or its Subsidiaries, and (iii) recognize all service of any Continuing Employee with LNKB and its Subsidiaries for purposes of determining PTO under the BHRB’s PTO policy.
(g)   For a period commencing at the Effective Time and ending on the last day of the calendar year in which the Closing Date occurs, BHRB shall or shall cause the Surviving Corporation to provide the Continuing Employees, while employed by the Surviving Corporation or its Subsidiaries after the Effective Time, health insurance coverage either under BHRB’s group health insurance plans as available to similar situated employees of BHRB or by continuing LNKB’s group health insurance plans so that no Continuing Employee incurs a gap in coverage; provided that such coverage provided by BHRB or the Surviving Corporation will include “in network” coverage for the geographic locations set forth in Section 6.06(g) of the LNKB Disclosure Schedule.
(h)   LNKB shall be authorized to make retention bonus awards from the retention bonus pool described in Section 6.06(h) of the LNKB Disclosure Schedule up to the amount set forth in Section 6.06(h) of the LNKB Disclosure Schedule. The retention bonus pool shall be dedicated to certain employees of LNKB or its Subsidiaries for purposes of retaining such employees through and, in some circumstances, after the Closing Date, with the participating employees and specific terms of such retention bonuses to be determined by mutual consent of (x) the Chief Executive Officer of BHRB and (y) the Chief Executive Officer of LNKB.
(i)   As of the Effective Time, BHRB or the Surviving Corporation shall, by operation of law, assume all employment and change in control agreements that LNKB and its Subsidiaries have with their current and former officers, directors, and employees (the “Assumed Agreements”), subject to the terms and provisions of the applicable agreement, except to the extent any such agreement has been terminated or superseded by agreement of any such officer, director, or employee with BHRB, as listed in Section 6.06(i) of the BHRB Disclosure Schedule.
(j)   Nothing in this Agreement shall confer upon any employee, officer, director or consultant of LNKB or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, LNKB, BHRB or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, LNKB, BHRB or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of LNKB or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any LNKB Benefit Plan, BHRB Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Employee Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time (including, without limitation, the Assumed Agreements, subject to the underlying terms and conditions of the applicable agreement). Without limiting the generality of Section 9.11, except as set forth in Section 6.06, nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement, including any current or former employee, officer, director or consultant of BHRB or LNKB or any of their Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
(k)   Prior to making any written communications to any service provider of LNKB or any of its Subsidiaries pertaining to compensation or benefits plans of BHRB following the Effective Time, LNKB or any of its Subsidiaries shall provide BHRB with a copy of the intended communication, and BHRB shall have a reasonable period of time to review and comment on the communication, and LNKB or any of its Subsidiaries shall give reasonable and good faith consideration to any comments made by BHRB with respect thereto; provided that, after BHRB has reviewed and commented on a communication, LNKB or any of its Subsidiaries shall not have any obligation to provide to BHRB subsequent communications that are substantially similar in all respects.
Section 6.07.   Officer Agreements.   As of the date hereof, BHRB has entered into settlement, consulting and/or employment agreements which will become effective as of the Effective Time, with the individuals named in Section 6.07 of the BHRB Disclosure Schedule.
Section 6.08.   Indemnification; Directors’ and Officers’ Insurance.
(a)   From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified or entitled to such advancement of expenses as of the date of this Agreement by LNKB pursuant to the LNKB Articles, the LNKB Bylaws, the governing or organizational documents of any Subsidiary of LNKB and any indemnification agreements in existence as of the date hereof and disclosed in Section 6.08(a) of the LNKB Disclosure Schedule or the PBCL, each present and former director, officer and/or employee of LNKB and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “LNKB Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer and/or employee of LNKB or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, any LNKB Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such LNKB Indemnified Party is not entitled to indemnification.
(b)   For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by LNKB (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 250% of the current annual premium paid as of the date hereof by LNKB for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, LNKB, in consultation with, but only upon the consent of BHRB, may (and at the request of BHRB, LNKB shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year prepaid “tail” policy under LNKB’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.
(c)   The provisions of this Section 6.08 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each LNKB Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.08. The obligations of the Surviving Corporation under this Section 6.08 shall not be terminated or modified in a manner so as to adversely affect the LNKB Indemnified Parties or any other person entitled to the benefit of this Section 6.08 without the prior written consent of the affected LNKB Indemnified Party or affected person.
Section 6.09.   Additional Agreements.   In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of BHRB, on the one hand, and a Subsidiary of LNKB, on the other hand) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or the Subsidiary Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by BHRB.
Section 6.10.   Advice of Changes.   BHRB and LNKB shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 7; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Section 7.02 or 7.03 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.02 or 7.03 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.10 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.
Section 6.11.   Dividends.   After the date of this Agreement, each of BHRB and LNKB shall coordinate with the other the declaration of any dividends in respect of BHRB Common Stock and LNKB Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of LNKB Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of LNKB Common Stock and any shares of BHRB Common Stock any such holder receives in exchange therefor in the Merger.
Section 6.12.   Shareholder Litigation.   Each party shall give the other party prompt notice of any threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against either LNKB, BHRB, or any of their respective Subsidiaries or any of their current or former directors or executive officers relating to the transactions contemplated by this Agreement (“Litigation”), and LNKB shall give BHRB the opportunity to participate (at BHRB’s expense) in the defense or settlement of any such Litigation. Each party shall give the other the right to review and comment on all filings or responses to be made by such party in connection with any such Litigation, and will in good faith take such comments into account. LNKB shall not agree to settle any such Litigation without BHRB’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that BHRB shall not be obligated to consent to any settlement which does not include a full release of BHRB and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Corporation or any of its affiliates.

Section 6.13.   Acquisition Proposals.
(a)   Each party agrees that it will not, and will cause each of its Subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, have or participate in any discussions with any person relating to any Acquisition Proposal (other than the parties to this Agreement and their Representatives) or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.13) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite BHRB Vote, in the case of BHRB, or the Requisite LNKB Vote, in the case of LNKB, a party receives an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 6.13(a), such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Each party will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than LNKB or BHRB, as applicable, with respect to any Acquisition Proposal. Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” shall mean, with respect to BHRB or LNKB, as applicable, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the issuance, acquisition or conversion of, or the disposition of, twenty-five percent (25%) or more of any class of equity or voting securities of a party or one or more of its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party.
(b)   Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

Section 6.14.   Public Announcements.   BHRB and LNKB agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (ii) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.14.
Section 6.15.   Change of Method.   BHRB and LNKB shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of BHRB and LNKB (including the provisions of Article 1), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that unless this Agreement is amended by agreement of each party in accordance with Section 9.01, no such change shall (i) alter or change the Exchange Ratio or the number of shares of BHRB Common Stock received by holders of LNKB Common Stock in exchange for each share of LNKB Common Stock, (ii) adversely affect the Tax treatment of BHRB’s or LNKB’s shareholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of BHRB or LNKB pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.01.
Section 6.16.   Takeover Statutes.   BHRB and LNKB and their respective Boards of Directors shall not take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of its Board of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.
Section 6.17.   Exemption from Liability Under Section 16(b).   LNKB and BHRB agree that, in order to most effectively compensate and retain LNKB Insiders, both prior to and after the Effective Time, it is desirable that LNKB Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of LNKB Common Stock into shares of BHRB Common Stock or shares underlying LNKB Restricted Stock Awards or LNKB RSUs into shares of BHRB Common Stock in the Merger, and the conversion of any LNKB Equity Awards into corresponding BHRB Equity Awards in the Merger, as contemplated by this Agreement, and for that compensatory and retentive purposes agree to the provisions of this Section 6.17. LNKB shall deliver to BHRB in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of LNKB subject to the reporting requirements of Section 16(a) of the Exchange Act (the “LNKB Insiders”), and the Board of Directors of BHRB and of LNKB, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of LNKB) any dispositions of LNKB Common Stock or LNKB Restricted Stock Awards, LNKB RSUs or LNKB Equity Awards by the LNKB Insiders, and (in the case of BHRB) any acquisitions of BHRB Common Stock or BHRB Equity Awards by any LNKB Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.
Section 6.18.   Tax Cooperation.   BHRB and LNKB shall cooperate and use their respective reasonable best efforts in order for (i) BHRB to receive the opinion described in Section 7.02(c) and (ii) LNKB to receive the opinion described in Section 7.03(c).

Section 6.19.   Assumption of Debt Obligations.   At the Effective Time, BHRB shall assume the due and punctual performance and observance of the covenants to be performed by LNKB under the LNKB subordinated notes set forth on Section 6.19 of the LNKB Disclosure Schedule, and the due and punctual payment of the principal of (and premium, if any) and interest owed on such subordinated notes. In connection therewith, (x) BHRB and LNKB shall cooperate and use reasonable best efforts to execute and deliver any documents required to make such assumption effective as of the Effective Time.
Section 6.20.   LNKB Dividend Reinvestment and Stock Purchase Plan.   LNKB shall use all commercially reasonable efforts to amend or otherwise modify the LNKB DRSPP as soon as practicable after the date of this Agreement to provide that the LNKB DRSPP plan administrator shall satisfy any order to purchase shares of LNKB Common Stock under the LNKB DRSPP, whether pursuant to the reinvestment of LNKB dividends or an election to make optional purchases, only by acquiring shares of LNKB Common Stock in the open market or in one or more privately negotiated transactions with any person who is not an affiliate of LNKB or BHRB.
ARTICLE 7
Conditions Precedent
Section 7.01.   Conditions to Each Party’s Obligation to Effect the Merger.   The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
(a)   Shareholder Approvals.   (i) This Agreement shall have been approved by the shareholders of BHRB by the Requisite BHRB Vote and (ii) this Agreement shall have been approved by the shareholders of LNKB by the Requisite LNKB Vote.
(b)   NASDAQ Listing.   The shares of BHRB Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on NASDAQ, subject to official notice of issuance.
(c)   S-4.   The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.
(d)   Regulatory Approvals.   All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated.
(e)   No Injunctions or Restraints; Illegality.   No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Subsidiary Merger shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger or the Subsidiary Merger.
Section 7.02.   Conditions to Obligations of BHRB.   The obligation of BHRB to effect the Merger is also subject to the satisfaction, or waiver by BHRB, at or prior to the Effective Time, of the following conditions:
(a)   Representations and Warranties.   The representations and warranties set forth in Section 3.02(a) and Section 3.08(a) (in each case after giving effect to the lead-in to Article 3) shall be true and correct (other than, in the case of Section 3.02(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). The representations and warranties set forth in Section 3.01(a), Section 3.01(b) (but only with respect to LNKB and Link), Section 3.02(b) (but only with respect to LNKB and Link), Section 3.03(a) and Section 3.07 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article 3) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of LNKB and Link set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article 3) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), except as has not had and would not reasonably be expected to have a Material Adverse Effect on LNKB or the Surviving Corporation. BHRB shall have received a certificate dated as of the Closing Date and signed on behalf of LNKB by the Chief Executive Officer or the Chief Financial Officer of LNKB to the foregoing effect.
(b)   Performance of Obligations of LNKB.   LNKB shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and BHRB shall have received a certificate dated as of the Closing Date and signed on behalf of LNKB by the Chief Executive Officer or the Chief Financial Officer of LNKB to such effect.
(c)   Federal Tax Opinion.   BHRB shall have received the opinion of Troutman Pepper Locke LLP (or, if Troutman Pepper Locke LLP is unwilling or unable to issue the opinion, a written opinion of another nationally recognized law firm), in form and substance reasonably satisfactory to BHRB, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of BHRB and LNKB, reasonably satisfactory in form and substance to such counsel.
(d)   No Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.
Section 7.03.   Conditions to Obligations of LNKB.   The obligation of LNKB to effect the Merger is also subject to the satisfaction, or waiver by LNKB, at or prior to the Effective Time of the following conditions:
(a)   Representations and Warranties.   The representations and warranties set forth in Section 4.02(a) and Section 4.08(a) (in each case, after giving effect to the lead-in to Article 4) shall be true and correct (other than, in the case of Section 4.02(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). The representations and warranties set forth in Section 4.01(a), Section 4.01(b) (but only with respect to BHRB and B&H Bank), Section 4.02(b) (but only with respect to BHRB and B&H Bank), Section 4.03(a) and Section 4.07 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article 4) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of BHRB set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article 4) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), except as has not had and would not reasonably be expected to have a Material Adverse Effect on BHRB. LNKB shall have received a certificate dated as of the Closing Date and signed on behalf of BHRB by the Chief Executive Officer or the Chief Financial Officer of BHRB to the foregoing effect.
(b)   Performance of Obligations of BHRB.   BHRB shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and LNKB shall have received a certificate dated as of the Closing Date and signed on behalf of BHRB by the Chief Executive Officer or the Chief Financial Officer of BHRB to such effect.

(c)   Federal Tax Opinion.   LNKB shall have received the opinion of Luse Gorman PC (or, if Luse Gorman PC is unwilling or unable to issue the opinion, a written opinion of another nationally recognized law firm), in form and substance reasonably satisfactory to LNKB, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of BHRB and LNKB, reasonably satisfactory in form and substance to such counsel.
ARTICLE 8
Termination and Amendment
Section 8.01.   Termination.   This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite BHRB Vote or the Requisite LNKB Vote:
(a)   by mutual written consent of BHRB and LNKB;
(b)   by either BHRB or LNKB if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of either the Merger or the Subsidiary Merger and such denial has become final and nonappealable, or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of either the Merger or the Subsidiary Merger, unless, in any such case, the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;
(c)   by either BHRB or LNKB if the Merger shall not have been consummated on or before September 18, 2026 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;
(d)   by either BHRB or LNKB (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of LNKB, in the case of a termination by BHRB, or BHRB, in the case of a termination by LNKB, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.02, in the case of a termination by BHRB, or Section 7.03, in the case of a termination by LNKB, and which is not cured within forty-five (45) days following written notice to LNKB, in the case of a termination by BHRB, or BHRB, in the case of a termination by LNKB, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);
(e)   by LNKB, prior to the receipt of the Requisite BHRB Vote, if (i) BHRB or the Board of Directors of BHRB shall have made a Recommendation Change or (ii) BHRB or the Board of Directors of BHRB shall have breached its obligations under Section 6.03 or Section 6.13 in any material respect;
(f)   by BHRB, prior to the receipt of the Requisite LNKB Vote, if (i) LNKB or the Board of Directors of LNKB shall have made a Recommendation Change or (ii) LNKB or the Board of Directors of LNKB shall have breached its obligations under Section 6.03 or Section 6.13 in any material respect; or
(g)   by either BHRB or LNKB, if (i) the Requisite BHRB Vote shall not have been obtained upon a vote thereon taken at the BHRB Meeting (including any adjournment or postponement thereof) or (ii) the Requisite LNKB Vote shall not have been obtained upon a vote thereon taken at the LNKB Meeting (including any adjournment or postponement thereof).

Section 8.02.   Effect of Termination.
(a)   In the event of termination of this Agreement by either BHRB or LNKB as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, and none of BHRB, LNKB, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.02(b) (Confidentiality), Section 6.14 (Public Announcements), this Section 8.02 and Article 9 (but, in the case of Section 9.11, only in respect of covenants that survive termination) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither BHRB nor LNKB shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement (including the loss to the shareholders of BHRB or the shareholders of LNKB, as applicable, of the benefits of the transactions contemplated by this Agreement, including, in the case of LNKB, the loss of the premium offered to the shareholders of LNKB).
(b)
(i)   In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of LNKB or shall have been made directly to the shareholders of LNKB or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the LNKB Meeting) an Acquisition Proposal, in each case with respect to LNKB and (A) (x) thereafter this Agreement is terminated by either BHRB or LNKB pursuant to Section 8.01(c) without the Requisite LNKB Vote having been obtained (and all other conditions set forth in Section 7.01 and Section 7.03 were satisfied or were capable of being satisfied prior to such termination), (y) thereafter this Agreement is terminated by BHRB pursuant to Section 8.01(d) as a result of a willful breach of this Agreement by LNKB or (z) thereafter this Agreement is terminated by either BHRB or LNKB pursuant to Section 8.01(g) as a result of the Requisite LNKB Vote not having been obtained upon a vote taken thereon at the LNKB Meeting (including any adjournment or postponement thereof), and (B) prior to the date that is twelve (12) months after the date of such termination, LNKB enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then LNKB shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay BHRB, by wire transfer of same-day funds, a fee equal to $14,167,000 (the “Termination Fee”); provided, that for purposes of this Section 8.02(b)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”
(ii)   In the event that this Agreement is terminated by (x) BHRB pursuant to Section 8.01(f) or (y) either BHRB or LNKB pursuant to Section 8.01(g) as a result of the Requisite LNKB Vote not having been obtained upon a vote taken thereon at the LNKB Meeting (including any adjournment or postponement thereof) and at such time BHRB could have terminated this Agreement pursuant to Section 8.01(f), then LNKB shall pay BHRB, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.
(c)
(i)   In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of BHRB or shall have been made directly to the shareholders of BHRB or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the BHRB Meeting) an Acquisition Proposal, in each case with respect to BHRB and (A) (x) thereafter this Agreement is terminated by either BHRB or LNKB pursuant to Section 8.01(c) without the Requisite BHRB Vote having been obtained (and all other conditions set forth in Section 7.01 and Section 7.02 were satisfied or were capable of being satisfied prior to such termination), (y) thereafter this Agreement is terminated by LNKB pursuant to Section 8.01(d) as a result of a willful breach of this Agreement by BHRB or (z) thereafter this Agreement is terminated by either LNKB or BHRB pursuant to Section 8.01(g) as a result of the Requisite BHRB Vote not having been obtained upon a vote taken thereon at the BHRB Meeting (including any adjournment or postponement thereof), and (B) prior to the date that is twelve (12) months after the date of such termination, BHRB enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then BHRB shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay LNKB the Termination Fee by wire transfer of same-day funds; provided, that for purposes of this Section 8.02(c)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”
(ii)   In the event that this Agreement is terminated by (x) LNKB pursuant to Section 8.01(e) or (y) either BHRB or LNKB pursuant to Section 8.01(g) as a result of the Requisite BHRB Vote not having been obtained upon a vote taken thereon at the BHRB Meeting (including any adjournment or postponement thereof) and at such time LNKB could have terminated this Agreement pursuant to Section 8.01(e), then BHRB shall pay LNKB, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.
(d)   Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or its willful and material breach of any provision of this Agreement, in no event shall either party be required to pay the Termination Fee more than once.
(e)   Each of BHRB and LNKB acknowledges that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not entered into this Agreement; accordingly, if BHRB or LNKB, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.02, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if BHRB or LNKB, as the case may be, fails to pay the amounts payable pursuant to this Section 8.02, then such party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The amounts payable by LNKB and BHRB pursuant to Sections 8.02(b) and 8.02(c), respectively, and this Section 8.02(e), constitute liquidated damages and not a penalty, and except in the case of fraud or willful and material breach, shall be the sole monetary remedy of the other party in the event of a termination of this Agreement specified in such applicable section.
ARTICLE 9
General Provisions
Section 9.01.   Amendment.   Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite BHRB Vote or the Requisite LNKB Vote; provided that after the receipt of the Requisite BHRB Vote or the Requisite LNKB Vote, there may not be, without further approval of the shareholders of BHRB or shareholders of LNKB, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
Section 9.02.   Extension; Waiver.   At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of BHRB, in the case of LNKB, or LNKB, in the case of BHRB, contained herein or in any document delivered by such other party pursuant hereto, (b) waive any inaccuracies in the representations and warranties of BHRB, in the case of LNKB, or LNKB, in the case of BHRB, contained herein or in any document delivered by such other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided that after the receipt of the Requisite BHRB Vote or the Requisite LNKB Vote, there may not be, without further approval of the shareholders of BHRB or the shareholders of LNKB, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if and to the extent set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Section 9.03.   Nonsurvival of Representations, Warranties and Agreements.   None of the representations, warranties, obligations, covenants and agreements in this Agreement (or in any certificate delivered pursuant to this Agreement) shall survive the Effective Time, except for Section 6.07, the Confidentiality Agreement and for those other obligations, covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.
Section 9.04.   Expenses.   Except as otherwise provided in Section 8.02, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided that the costs, fees and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to Governmental Entities in connection with the Merger, the Subsidiary Merger and the other transactions contemplated hereby shall be borne equally by BHRB and LNKB.
Section 9.05.   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (provided that no transmission error is received), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a)   if to BHRB, to:
Burke & Herbert Financial Services Corp.
100 S. Fairfax Street
Alexandria, VA 22314
Attention:
David P. Boyle

Email:
dboyle@burkeandherbertbank.com

With a copy (which shall not constitute notice) to:
Troutman Pepper Locke LLP
401 9th Street, NW
Suite 100
Washington, DC 20004
Attention:
Gregory F. Parisi
Seth A. Winter

E-mail:
gregory.parisi@troutman.com
seth.winter@troutman.com

and
(b)   if to LNKB, to:
LINKBANCORP, Inc.
1250 Camp Hill Bypass, Suite 202
Camp Hill, PA 17011
Attention:
Andrew Samuel

Email:
asamuel@linkbank.com

With a copy (which shall not constitute notice) to:
Luse Gorman PC
5335 Wisconsin Avenue, NW
Suite 780
Washington, DC 20015
Attention:
Benjamin M. Azoff
Gregory Sobczak

E-mail:
bazoff@luselaw.com
gsobczak@luselaw.com

Section 9.06.   Interpretation.   The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of LNKB means the actual knowledge of any of the officers of LNKB listed on Section 9.06 of the LNKB Disclosure Schedule, and the “knowledge” of BHRB means the actual knowledge of any of the officers of BHRB listed on Section 9.06 of the BHRB Disclosure Schedule. As used herein, (i) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (ii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (iii) the term “made available” means any document or other information that was (a) provided by one party or its Representatives to the other party and its Representatives at least one (1) day prior to the date hereof, (b) included in the virtual data room of a party at least one (1) day prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR at least one (1) day prior to the date hereof and (iv) the term “business day” means any day other than a Saturday, a Sunday or a day on which banks in the Commonwealth of Virginia or Commonwealth of Pennsylvania are authorized by law or executive order to be closed. The LNKB Disclosure Schedules and the BHRB Disclosure Schedules, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. Nothing contained herein shall require any party or person to take any action in violation of applicable law.
Section 9.07.   Counterparts.   This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
Section 9.08.   Entire Agreement.   This Agreement (including the documents and instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
Section 9.09.   Governing Law; Jurisdiction.
(a)   This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the Board of Directors of LNKB shall be subject to the laws of the Commonwealth of Pennsylvania).
(b)   Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the Commonwealth of Virginia (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.05.
Section 9.10.   Waiver of Jury Trial.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY

IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.
Section 9.11.   Assignment; Third-Party Beneficiaries.   Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. This Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except as otherwise specifically provided in Section 6.07. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
Section 9.12.   Specific Performance.   The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger and the Subsidiary Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
Section 9.13.   Severability.   Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
Section 9.14.   Confidential Supervisory Information.   Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b)(1) and as identified in 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
Section 9.15.   Delivery by Electronic Transmission.   This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.
[Signature Page Follows]

IN WITNESS WHEREOF, BHRB and LNKB have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.
BURKE & HERBERT FINANCIAL SERVICES CORP.
By:	/s/ David P. Boyle Name: David P. Boyle
Title: Chairman of the Board and Chief Executive Officer
LINKBANCORP, INC.
By:	/s/ Andrew Samuel Name: Andrew Samuel
Title: Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

Exhibit A
PLAN OF MERGER
BETWEEN
BURKE & HERBERT FINANCIAL SERVICES CORP.
AND
LINKBANCORP, INC.
Pursuant to this Plan of Merger (“Plan of Merger”), LINKBANCORP, Inc., a Pennsylvania corporation (“LNKB”), shall merge with and into Burke & Herbert Financial Services Corp., a Virginia corporation (“BHRB”).
Article 1
Terms of the Merger
Subject to the terms and conditions of the Agreement and Plan of Merger, dated as of December 18, 2025, by and between BHRB and LNKB (the “Agreement”), at the Effective Time (as defined herein), LNKB shall be merged with and into BHRB (the “Merger”) in accordance with the provisions of the Virginia Stock Corporation Act (the “VSCA”), the Pennsylvania Business Corporation Law (the “PBCL”) and applicable law, and with the effect set forth in the applicable provisions of the VSCA, the PBCL and applicable law. The separate corporate existence of LNKB thereupon shall cease, and BHRB shall be the surviving corporation in the Merger (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”). The Merger shall become effective on such date and time as specified in the filed articles of merger meeting the requirements of Section 13.1-720 of the VSCA, including the Plan of Merger, with the Virginia State Corporation Commission (“VSCC”) and in the filed statement of merger with the Pennsylvania Department of State (the “Pennsylvania DOS”) or at such later time as shall be provided by applicable law (the “Effective Time”).
Article 2
Merger Consideration; Exchange Procedures
2.1   Conversion of LNKB Common Stock.
At the Effective Time, by virtue of the Merger and without any action on the part of BHRB, LNKB or their respective shareholders:
(a)   Subject to Sections 2.1(c) and 2.5(e), each share of the common stock, par value $0.01 per share, of LNKB issued and outstanding immediately prior to the Effective Time (the “LNKB Common Stock”) shall be converted into the right to receive 0.1350 shares (the “Exchange Ratio” and such shares the “Merger Consideration”) of common stock, par value $0.50, of BHRB (the “BHRB Common Stock”).
(b)   All of the shares of LNKB Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of LNKB Common Stock) previously representing any such shares of LNKB Common Stock shall thereafter represent only the right to receive (i) the number of whole shares of BHRB Common Stock which such shares of LNKB Common Stock have been converted into the right to receive pursuant to this Section 2.1, (ii) cash in lieu of fractional shares which the shares of LNKB Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 2.1 and Section 2.4(e), without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.4, in each case, without any interest thereon. If, prior to the Effective Time, the outstanding shares of BHRB Common Stock or LNKB Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give BHRB and the holders of LNKB Common Stock the same economic effect

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as contemplated by this Plan of Merger prior to such event; provided that nothing contained in this sentence shall be construed to permit LNKB or BHRB to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.
(c)   Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of LNKB Common Stock that are owned by LNKB or BHRB (in each case other than shares of LNKB Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by LNKB or BHRB in respect of debts previously contracted) shall be cancelled and shall cease to exist and no BHRB Common Stock or other consideration shall be delivered in exchange therefor.
(d)   BHRB may at any time change the method or timing of effecting the combination of BHRB and LNKB if and to the extent BHRB deems such changes necessary, appropriate or desirable for any reason in its discretion (including, without limitation, to ensure that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code (as defined in the Agreement)); provided, however, that no such change shall (i) alter or change the amount or kind of Merger Consideration, (ii) adversely affect the LNKB shareholders, (iii) adversely affect the ability of the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (iv) materially impede or delay consummation of the transactions contemplated by this Agreement or (v) result in the Subsidiary Merger occurring prior to the Merger; and provided, further, that BHRB shall provide LNKB with five (5) days’ prior written notice of such change and the reasons therefor.
2.2   BHRB Stock.
At the Effective Time, by virtue of the Merger and without any action on the part of BHRB, LNKB or the holder of any securities of BHRB or LNKB, each share of BHRB Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of BHRB Common Stock and shall not be affected by the Merger; it being understood that upon the Effective Time, the BHRB Common Stock, including the shares issued to former holders of LNKB Common Stock, shall be the common stock of the Surviving Corporation.
2.3   BHRB to Make Consideration Available.
At least one (1) business day prior to the Effective Time, BHRB shall deposit, or shall cause to be deposited, with a bank or trust company designated by BHRB and reasonably acceptable to LNKB (the “Exchange Agent”), for exchange in accordance with Section 2.4 for the benefit of the holders of Old Certificates, (a) evidence in book-entry form representing shares of BHRB Common Stock to be issued pursuant to Section 2.1, and (b) any cash in lieu of any fractional shares to be paid pursuant to Section 2.4(e) (such cash in lieu of any fractional shares to be paid pursuant to Section 2.4(e) and shares of BHRB Common Stock to be issued pursuant to Section 2.1, together with any dividends or distributions with respect to shares of BHRB Common Stock payable in accordance with Section 2.4(b), being referred to herein as the “Exchange Fund”).
2.4   Exchange of Shares.
(a)   As promptly as practicable after the Effective Time, but in no event later than five (5) business days thereafter, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of LNKB Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive BHRB Common Stock pursuant to Section 2.1, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for the number of whole shares of BHRB Common Stock and any cash in lieu of fractional shares which the shares of LNKB Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement, as well as any dividends or distributions to be paid pursuant to Section 2.4(b) (such materials and instructions to include customary provisions with respect to delivery of an “agent’s message” with respect to book-entry shares). From and after the Effective Time, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent (it

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being understood that no certificates shall be required to be delivered for shares of LNKB Common Stock held in book-entry at the Effective Time), together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) that number of whole shares of BHRB Common Stock to which such holder of LNKB Common Stock shall have become entitled pursuant to the provisions of Section 2.1(a) and (ii) a check or other method of cash payment representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates pursuant to the provisions of this Section 2.4 and (B) any dividends or distributions which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates pursuant to Section 2.4(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Merger Consideration or any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by Section 2.4, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of BHRB Common Stock which the shares of LNKB Common Stock represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.4.
(b)   No dividends or other distributions declared with respect to BHRB Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Section 2.4. After the surrender of an Old Certificate in accordance with this Section 2.4, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the shares of BHRB Common Stock that the shares of LNKB Common Stock represented by such Old Certificate have been converted into the right to receive.
(c)   If any share of BHRB Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes (as defined in the Agreement) required by reason of the issuance of the shares of BHRB Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(d)   After the Effective Time, there shall be no transfers on the stock transfer books of LNKB of the shares of LNKB Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for shares of BHRB Comon Stock, cash in lieu of fractional shares and dividends or distributions that the holder presenting such Old Certificates is entitled to in respect of such Old Certificates, as provided in this Section 2.4.
(e)   Notwithstanding anything to the contrary contained herein, no fractional shares of BHRB Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to BHRB Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of BHRB. In lieu of the issuance of any such fractional share, the Surviving Corporation shall pay to each former holder of LNKB Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing sale prices of BHRB Common Stock on NASDAQ as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the third trading day immediately preceding the Closing Date (as defined in the Agreement) (or, if not reported therein, in another authoritative source mutually agreed upon by BHRB and LNKB) by (ii) the fraction of a share (after taking into account all shares of LNKB Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of BHRB Common Stock which such holder would otherwise be entitled to receive pursuant to Section 2.1(a). The parties acknowledge that payment of such cash consideration in lieu of

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issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.
(f)   Any portion of the Exchange Fund that remains unclaimed by the shareholders of LNKB for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any former holders of LNKB Common Stock who have not theretofore complied with this Section 2.4 shall thereafter look only to the Surviving Corporation for payment of the shares of BHRB Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the BHRB Common Stock deliverable in respect of each former share of LNKB Common Stock such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of BHRB, LNKB, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of LNKB Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by former holders of shares of LNKB Common Stock immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Entity (as defined in the Agreement) shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.
(g)   The Surviving Corporation shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of BHRB Common Stock, cash dividends or distributions payable pursuant to this Section 2.4 or any other amounts otherwise payable pursuant to this Agreement to any holder of LNKB Common Stock or LNKB Equity Awards, such amounts as it is required to deduct and withhold with respect to the making of such payment or distribution under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so deducted or withheld by the Surviving Corporation or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of LNKB Common Stock or LNKB Equity Awards in respect of which the deduction and withholding was made by the Surviving Corporation or the Exchange Agent, as the case may be.
(h)   In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Exchange Agent, the posting by such person of a bond in such amount as the Surviving Corporation or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of BHRB Common Stock, any cash in lieu of fractional shares and any dividends or distributions deliverable in respect thereof pursuant to this Agreement.
2.5   Treatment of LNKB Equity Awards.
(a)   Restricted Stock Awards.   At the Effective Time, each time-vesting restricted share of LNKB Common Stock granted under the LNKB 2025 Equity Incentive Plan, the LNKB 2022 Equity Incentive Plan, the LNKB 2019 Equity Incentive Plan, the Virginia Partners Bank 2015 Incentive Stock Option Plan, the Virginia Partners Bank 2008 Incentive Stock Option Plan and any other similar equity incentive plan (the “LNKB Stock Plans”) that is outstanding and unvested immediately prior to the Effective Time (each such share, an “LNKB Restricted Stock Award”), by virtue of the Merger, shall fully vest and shall have the treatment set forth in Section 2.1 applicable to shares of LNKB Common Stock, subject to applicable Tax withholding as provided in the LNKB Stock Plans and applicable award agreements.
(b)   Restricted Stock Units.   At the Effective Time, each time-vesting restricted stock unit award (not including any award that vests based on the achievement of a combination of time- and performance-based vesting conditions but including any award that was subject to one or more performance-based vesting conditions but is no longer subject to any performance-based vesting conditions) in respect of shares of LNKB Common Stock granted under a LNKB Stock Plan (each such restricted stock unit award, an “LNKB RSU Award”) that is outstanding immediately prior to the Effective Time, by virtue of the Merger and without any required action on the part of LNKB or any holder of such LNKB RSU Award, shall fully vest (if unvested) and be cancelled and converted automatically into the right to receive, with respect to each share of LNKB

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Common Stock underlying the LNKB RSU Award, the Merger Consideration, as if such LNKB RSU Award had been settled in shares of LNKB Common Stock immediately prior to the Effective Time (the “LNKB RSU Award Consideration”), subject to applicable Tax withholding as provided in the LNKB Stock Plans and applicable award agreements.
(c)   Stock Options.   At the Effective Time, each stock option in respect of shares of LNKB Common Stock granted under the LNKB Stock Plans (each such stock option, an “LNKB Option” and, collectively with the LNKB Restricted Stock Awards and the LNKB RSU Awards, the “LNKB Equity Awards”) that is outstanding immediately prior to the Effective Time, by virtue of the Merger and without any required action on the part of LNKB or any holder of such LNKB Option, shall be assumed by BHRB and shall be converted into a stock option (each, an “Assumed Option”) that (x) is exercisable for (subject to achievement of the applicable time-based vesting conditions based on service after the Closing Date to BHRB) a number of shares of BHRB Common Stock equal to the number of shares of LNKB Common Stock underlying the LNKB Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, and (y) has an exercise price per share of BHRB Common Stock equal to the exercise price applicable to the underlying LNKB Option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest cent. Each Assumed Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding LNKB Option immediately prior to the Effective Time. Notwithstanding anything contained herein to the contrary, the assumption of LNKB Options pursuant to this Section 2.5(c) shall be effected (i) with respect to any non-qualified stock option, in a manner that meets the requirements of Section 409A of the Code and the regulations thereunder and (ii) with respect to any “incentive stock option” within the meaning of Section 422 of the Code, in a manner that meets the requirements of Section 424 of the Code and the regulations thereunder, and this Section 2.5(c) will be construed with this intent.
(d)   The LNKB RSU Award Consideration shall be delivered as of the Closing Date, and shall be reduced by any withholding Taxes required to be paid by or collected on behalf of the recipients of the LNKB RSU Award Consideration. Notwithstanding anything in this Section 2.5 to the contrary, with respect to any LNKB Equity Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be settled on an accelerated basis without triggering a Tax or penalty under Section 409A of the Code, such award shall be settled (in an amount equal to the LNKB RSU Award Consideration, with no interest accruing) at the earliest time permitted under the terms of the award that will not trigger a Tax or penalty under Section 409A of the Code, and will be subject to applicable withholding Taxes at such time(s) as required by the Code.
2.6   LNKB Warrants.
At the Effective Time, each outstanding warrant to acquire shares of LNKB Common Stock (each such warrant, an “LNKB Warrant”) that is outstanding immediately prior to the Effective Time shall be converted into a warrant that (x) is exercisable for a number of shares of BHRB Common Stock equal to the number of shares of LNKB Common Stock underlying the LNKB Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, (y) has an exercise price per share of BHRB Common Stock equal to the exercise price applicable to the underlying LNKB Warrant immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest cent, and (z) otherwise continues to have, and shall be subject to, the same terms and conditions as applied to the underlying LNKB Warrant immediately prior to the Effective Time.
Article 3
Articles of Incorporation and Bylaws of BHRB
At the Effective Time, the Articles of Incorporation of BHRB, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.
At the Effective Time, the Bylaws of BHRB, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

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Article 4
Conditions Precedent
The obligations of BHRB and LNKB to effect the Merger as herein provided shall be subject to satisfaction, unless duly waived, of the conditions set forth in the Agreement.
Article 5
Amendment
Subject to compliance with applicable law and the terms and conditions of the Agreement, this Plan of Merger may be amended by the Board of Directors of BHRB and LNKB at any time prior to the Effective Time, whether before or after receipt of the Requisite LNKB Vote (as defined in the Agreement) or the Requisite BHRB Vote (as defined in the Agreement); provided, however, that after the Requisite LNKB Vote (as defined in the Agreement) or the Requisite BHRB Vote (as defined in the Agreement) has been obtained, there may not be, without further approval of the holders of LNKB Common Stock or BHRB Common Stock, respectively, an amendment to this Plan of Merger that requires further approval of such shareholders under applicable law.
Article 6
Abandonment
At any time prior to the Effective Time, the Merger may be abandoned, subject to the terms of the Agreement, without further shareholder action in the manner determined by the Board of Directors of BHRB and LNKB. Written notice of such abandonment shall be filed with the VSCC and the Pennsylvania DOS prior to the Effective Time.

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Exhibit B
SUBSIDIARY BANK AGREEMENT AND PLAN OF MERGER
BETWEEN
BURKE & HERBERT BANK & TRUST COMPANY
AND
LINKBANK
This Subsidiary Bank Agreement and Plan of Merger (the “Subsidiary Merger Agreement”), dated as of December 18, 2025, is between BURKE & HERBERT BANK & TRUST COMPANY, a Virginia chartered commercial bank (“B&H Bank”), and LINKBANK, a Pennsylvania chartered commercial bank (“Link”). All capitalized terms used herein but not defined herein shall have the respective meanings assigned to them in the Agreement and Plan of Merger (the “Parent Merger Agreement”), dated as of December 18, 2025, between Burke & Herbert Financial Services Group, Inc. (“BHRB”) and LINKBANCORP, Inc. (“LNKB”).
WHEREAS, Link is a Pennsylvania chartered non-member commercial bank and a wholly owned subsidiary of LNKB, with an authorized capitalization of 100,000 shares of common stock, par value $10.00 per share (“Link Common Stock”);
WHEREAS, B&H Bank is a Federal Reserve member bank chartered under the laws of the Commonwealth of Virginia and a wholly-owned subsidiary of BHRB, with an authorized capitalization of 500,000 shares of common stock, par value $20.00 per share (“B&H Bank Common Stock”), and 2,000,000 shares of preferred stock, par value $1.00 per share (“B&H Bank Preferred Stock”);
WHEREAS, BHRB and LNKB have entered into the Parent Merger Agreement, pursuant to which LNKB will merge with and into BHRB, with BHRB surviving (the “Parent Merger” and the surviving entity, the “Surviving Corporation”);
WHEREAS, B&H Bank and Link desire to merge on the terms and conditions herein provided following the Effective Time of the Parent Merger, and the Board of Directors of each of B&H Bank and Link has determined that the Subsidiary Merger (as defined herein) is in the best interests of its respective bank, has approved the Subsidiary Merger and has authorized its respective bank to enter into this Subsidiary Merger Agreement and adopt the Plan of Merger in substantially the form attached hereto as Exhibit A (the “Plan of Merger”); and
WHEREAS, for U.S. federal income tax purposes, it is intended that the Subsidiary Merger (as defined below) shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Subsidiary Merger Agreement is intended to be and is adopted as a plan of reorganization for purposes of Section 354 and 361 of the Code.
NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound, agree as follows:
ARTICLE 1
Terms of the Merger
1.1   The Subsidiary Merger.
Subject to the terms and conditions of the Parent Merger Agreement and this Subsidiary Merger Agreement, at the Bank Merger Effective Time (as defined herein), Link shall merge with and into B&H Bank pursuant to the Plan of Merger (the “Subsidiary Merger”) under the laws of the Commonwealth of Virginia and with the effects set forth in Section 6.2-822C of the Virginia Banking Act, Section 13.1-721 of the Virginia Stock Corporation Act (the “VSCA”), Chapter 16, Title 7 of the Pennsylvania Statutes (the “PA Code”) and Chapter 3, Title 15 of the PA Code. B&H Bank shall be the surviving bank of the Subsidiary Merger (the “Surviving Bank”). The parties shall file Articles of Merger meeting the requirements of Section 13.1-720 of the VSCA and Section 1603 of Title 7 of the PA Code (the “Articles of Merger”) with the Virginia State Corporation Commission (the “VSCC”) and the Pennsylvania Department of Banking and Securities (the “PDOBS”).

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1.2   Effects of the Subsidiary Merger.
Upon consummation of the Subsidiary Merger, and in addition to the effects set forth in Section 6.2-822C of the Virginia Banking Act, Section 13.1-721 of the VSCA, Chapter 16, Title 7 of the PA Code and Chapter 3, Title 15 of the PA Code and the provisions of other applicable law:
(a)   The separate existence of Link shall cease, and the Surviving Bank shall continue its existence under the laws of the Commonwealth of Virginia as a Virginia chartered banking corporation. At the Subsidiary Merger Effective Time, the Surviving Bank shall be considered the same business and corporate entity as Link and B&H Bank with all the rights, powers and duties of each of Link and B&H Bank; provided, however, that the Surviving Bank shall not, through the Bank Merger, acquire power to engage in any business or to exercise any right, privilege or franchise which is not conferred on the Surviving Bank by the Virginia Banking Act or applicable regulations;
(b)   All assets, interests, rights and appointments of Link and B&H Bank as they exist immediately prior to the Subsidiary Merger Effective Time shall pass to and vest in the Surviving Bank without any conveyance or other transfer; and
(c)   The Surviving Bank shall be responsible for all the liabilities and obligations of every kind and description of Link and B&H Bank.
1.3   Closing; Effective Time.
The closing of the Subsidiary Merger will take place immediately following the Parent Merger or at such other time and date following the Effective Time of the Parent Merger as BHRB may determine in its sole discretion, but in no case prior to the date on which all of the conditions precedent to the consummation of the Subsidiary Merger specified in this Subsidiary Merger Agreement shall have been satisfied or duly waived by the party entitled to satisfaction thereof, at such place as is agreed by Link and B&H Bank. Subject to applicable law, the Subsidiary Merger shall become effective (such date and time, the “Subsidiary Merger Effective Time”) upon the issuance of a certificate of merger by the VSCC, or at such later time as may be specified by mutual agreement of the parties in the certificate of merger issued by the VSCC.
1.4   Articles of Incorporation; Bylaws.
(a)   The articles of incorporation of B&H Bank in effect immediately prior to the Subsidiary Merger Effective Time shall be the articles of incorporation of the Surviving Bank until altered, amended or repealed in accordance with their terms and applicable law.
(b)   The bylaws of B&H Bank in effect immediately prior to the Subsidiary Merger Effective Time shall be the bylaws of the Surviving Bank until altered, amended or repealed in accordance with their terms and applicable law.
1.5   Corporate Title; Offices.
The name of the Surviving Bank shall be “Burke & Herbert Bank & Trust Company.” The business of the Surviving Bank shall be that of a Virginia chartered banking corporation. The headquarters and principal executive offices of the Surviving Bank shall be the headquarters and principal executive offices of B&H Bank immediately prior to the Subsidiary Merger Effective Time. The business of the Surviving Bank shall be conducted at such headquarters and principal executive offices, at all duly authorized and operating branches of B&H Bank and Link as of the Subsidiary Merger Effective Time, and at all other offices and facilities of B&H Bank and Link established as of the Subsidiary Merger Effective Time.
ARTICLE 2
Directors and Executive Officers
2.1   Board of Directors.
Prior to the Subsidiary Merger Effective Time, B&H Bank shall take all actions necessary to cause the number of directors that will comprise the full Board of Directors of the Surviving Bank at the Subsidiary

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Merger Effective Time to be increased by three members, and shall appoint to the Board of Directors of the Surviving Bank three members of the Board of Directors of Link, two of whom shall be the members of the Board of Directors of LNKB appointed to the Board of Directors of the Surviving Corporation, and one of whom shall be Mr. Andrew Samuel. No other directors of Link shall be designated to serve on the Board of Directors of the Surviving Bank at the Subsidiary Merger Effective Time.
2.2   Executive Officers.
Effective as of the Subsidiary Merger Effective Time, (i) Carl Lundblad, current President of LNKB and Executive Vice President of Link, shall be appointed to serve as Executive Vice President of B&H Bank, and (ii) Brent Smith, current Executive Vice President of LNKB and President of Link, shall be appointed to serve as Executive Vice President, Pennsylvania Market Leader of B&H Bank. Other than the foregoing, following the Subsidiary Merger Effective Time, the officers of B&H Bank as of immediately prior to the Subsidiary Merger Effective Time shall be the officers of the Surviving Bank, with such individuals to serve in such capacities until such time as their respective successors shall have been duly appointed and qualified or until their respective earlier death, resignation or removal from office.
ARTICLE 3
Effect on Shares of Capital Stock
3.1   B&H Common Stock.
Each share of B&H Common Stock issued and outstanding immediately prior to the Subsidiary Merger Effective Time shall be unaffected by the Subsidiary Merger and shall remain issued and outstanding. No additional shares of B&H Common Stock or B&H Preferred Stock will be issued pursuant to the Parent Merger Agreement. The authorized capital stock of the Surviving Bank shall consist of 500,000 shares of B&H Common Stock and 2,000,000 shares of B&H Preferred Stock immediately following the Subsidiary Merger Effective Time.
3.2   Link Common Stock.
At the Subsidiary Merger Effective Time, by virtue of the Subsidiary Merger and without any action on the part of any holder of any capital stock of Link, each share of Link issued and outstanding prior to the Subsidiary Merger shall be automatically cancelled and no cash, new shares of capital stock, or other property shall be delivered in exchange therefor. At and after the Subsidiary Merger Effective Time, certificates evidencing shares of Link Common Stock shall not evidence any interest in Link or the Surviving Bank. The stock transfer book of Link shall be closed as of the Subsidiary Merger Effective Time and, thereafter, no transfer of any shares of Link Common Stock shall be recorded therein.
ARTICLE 4
Conditions Precedent
4.1   Conditions Precedent.
The Subsidiary Merger and the obligations of the parties under this Subsidiary Merger Agreement, including to consummate the Subsidiary Merger, shall be subject to the fulfillment or written waiver of each of the following conditions prior to the Subsidiary Merger Effective Time:
(a)   This Subsidiary Merger Agreement has been approved by BHRB, as the sole shareholder of B&H Bank, and by LNKB, as the sole shareholder of Link, each at meetings duly called and held or by written consent or consents in lieu thereof.
(b)   Approvals of the Subsidiary Merger shall have been obtained from the VSCC (including the Virginia Bureau of Financial Institutions (the “BFI”)), the PDOBS, the Maryland Office of Financial Regulation (the “MD OCFR”), the Delaware Office of the State Bank Commissioner (the “DE Office”) and the Board of Governors of the Federal Reserve System (including any Federal Reserve Bank acting pursuant to delegated authority) and shall be in full force and effect and all related waiting periods shall have expired, and all consents, approvals, waivers, non-objections, permissions and authorizations of,

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filings and registrations with, and notifications to, all governmental authorities required for consummation of the Subsidiary Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired.
(c)   The Parent Merger shall have been consummated in accordance with the terms of the Parent Merger Agreement at or before the Subsidiary Merger Effective Time.
(d)   No jurisdiction or governmental authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Subsidiary Merger.
ARTICLE 5
Covenants
From the date of this Subsidiary Merger Agreement to the Subsidiary Merger Effective Time, B&H Bank and Link agree to use all reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Subsidiary Merger Agreement. Without limiting the generality of the foregoing, B&H Bank and Link shall proceed expeditiously and in accordance with Section 6.01 of the Parent Merger Agreement and cooperate fully in the preparation and submission of such applications or other filings for the Bank Merger with the BFI of the VSCC, the PDOBS, the MD OCFR, the DE Office and the Board of Governors of the Federal Reserve System (including any Federal Reserve Bank acting pursuant to delegated authority), as may be required by applicable laws and regulations.
ARTICLE 6
Additional Actions
If, at any time after the Subsidiary Merger Effective Time, the Surviving Bank shall determine that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Bank its rights, title or interest in, to or under any of the rights, properties or assets of Link acquired or to be acquired by the Surviving Bank as a result of, or in connection with, the Subsidiary Merger, or (b) otherwise carry out the purposes of this Subsidiary Merger Agreement, Link and its proper officers and directors shall be deemed to have granted to the Surviving Bank and its proper officers and directors an irrevocable power of attorney to (i) execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Bank and (ii) otherwise to carry out the purposes of this Subsidiary Merger Agreement. The proper officers and directors of the Surviving Bank are fully authorized in the name of Link or otherwise to take any and all such action.
ARTICLE 7
Authorization; Binding Effective
Each of the parties hereto represents and warrants that this Subsidiary Merger Agreement has been duly authorized, executed and delivered by such party and, assuming the due authorization, execution and delivery by all other parties to this Subsidiary Merger Agreement, constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.
ARTICLE 8
Amendment
Subject to applicable law, this Subsidiary Merger Agreement may be amended, modified or supplemented only by written agreement of B&H Bank and Link at any time prior to the Subsidiary Merger Effective Time; provided, that after approval of this Subsidiary Merger Agreement by the respective shareholders of Link and B&H Bank, there may not be, without further approval of such shareholders, an amendment to this Subsidiary Merger Agreement that requires further approval of such shareholders under applicable law.

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ARTICLE 9
Waiver
Any of the terms or conditions of this Subsidiary Merger Agreement may be waived at any time by whichever of the parties hereto is, or the shareholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such waiving party.
ARTICLE 10
Assignment
This Subsidiary Merger Agreement may not be assigned by either B&H Bank or Link (whether by operation of law or otherwise) without the prior written consent of the other.
ARTICLE 11
Termination
This Subsidiary Merger Agreement may be terminated by written mutual agreement of B&H Bank and Link at any time prior to the Subsidiary merger Effective Time, and in any event shall terminate upon the termination of the Parent Merger Agreement in accordance with its terms.
ARTICLE 12
Governing Law
This Subsidiary Merger Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without regard to any applicable conflict of laws principles (except that matters relating to the fiduciary duties of the Board of Directors of Link shall be subject to the laws of the Commonwealth of Pennsylvania).
ARTICLE 13
Counterparts
This Subsidiary Merger Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement. This Subsidiary Merger Agreement and any signed agreement or instrument entered into in connection with this Subsidiary Merger Agreement may be executed by facsimile signature or other electronic transmission signature and such signature shall constitute an original for all purposes. No party to any such agreement or instrument shall raise the use of facsimile machine or email delivery of a “.pdf.” format data file to deliver a signature to any such agreement or instrument or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf’ format data file as a defense to the formation of a contract and each party forever waives any such defense.
ARTICLE 14
Severability
In the event that any provision of this Subsidiary Merger Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Subsidiary Merger Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Bank Subsidiary Merger Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.
[signatures on following page]

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IN WITNESS WHEREOF, the parties hereto have caused this Subsidiary Bank Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.
BURKE & HERBERT BANK & TRUST COMPANY
By:	David P. Boyle President and Chief Executive Officer
LINKBANK
By:	Andrew Samuel Chief Executive Officer

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EXHIBIT A
PLAN OF MERGER
merging
LINKBANK,
a Pennsylvania chartered commercial bank
with and into
BURKE & HERBERT BANK & TRUST COMPANY,
a Virginia chartered banking corporation
1.   Merger.   LINKBANK, a Pennsylvania chartered non-member commercial bank (“Link”), shall, at the time of issuance of the certificate of merger by the Virginia Stock Corporation Commission (the “VSCC”) (or at such later time as may be specified in the articles of merger filed with the VSCC) (such time being referred to herein as the “Effective Time”), be merged (the “Merger”) with and into Burke & Herbert Bank & Trust Company, a Federal Reserve member bank chartered under the laws of the Commonwealth of Virginia (“B&H Bank”). B&H Bank shall be the surviving corporation (the “Surviving Bank”) in the Merger and shall continue its existence under the laws of the Commonwealth of Virginia, and the separate existence of Link shall cease.
2.   Effects of the Merger.   At the Effective Time, the Merger shall have the effects set forth in Section 13.1-721 of the Virginia Stock Corporation Act (the “VSCA”), Section 6.2-822C of the Virginia Banking Act, Chapter 16, Title 7 of the Pennsylvania Statutes (the “PA Code”) and Chapter 3, Title 15 of the PA Code. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Link and B&H Bank shall be vested in the Surviving Bank, and all debts, liabilities and duties of Link and B&H Bank shall be the debts, liabilities and duties of the Surviving Bank; provided, however, that the Surviving Bank shall not, through the Merger, acquire power to engage in any business or to exercise any right, privilege or franchise which is not conferred on the Surviving Bank by the Virginia Banking Act or applicable regulations.
3.   Manner and Basis of Converting Shares.   At the Effective Time, by virtue of the Merger and without any action on the part of B&H Bank or Link or the holder of any of the following securities:
(a)   Each share of B&H Bank common stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger, shall remain issued and outstanding, and no additional share of B&H Bank common stock will be issued.
(b)   Each share of Link common stock issued and outstanding prior to the Effective Time shall be automatically cancelled and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.
(c)   Certificates evidencing shares of Link common stock shall not evidence any interest in Link or the Surviving Bank, the stock transfer book of Link shall be closed and no transfer of any shares of Link common stock shall be recorded therein.
4.   Articles of Incorporation and Bylaws.   As of the Effective Time, the articles of incorporation of B&H Bank, as in effect immediately prior to the Effective Time, will be the articles of incorporation of the Surviving Bank until altered, amended or repealed in accordance with their terms and applicable law. As of the Effective Time, the bylaws of B&H Bank, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Bank until altered, amended or repealed in accordance with their terms and applicable law.
5.   Amendment.   Subject to applicable law, this Plan of Merger may be amended, modified or supplemented only by written agreement of B&H Bank and Link at any time prior to the Effective Time; provided, that after approval of this Plan of Merger and the Merger by the shareholder of B&H Bank and Link, there may not be, without further approval of such shareholder, an amendment to this Plan of Merger that requires further approval of such shareholders under applicable law.

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6.   Abandonment.   At any time prior to the Effective Time, the Merger may be abandoned, subject to the terms of the Parent Merger Agreement, without further shareholder action by a majority vote of the Boards of Directors of each of Link and B&H Bank. Written notice of such abandonment shall be filed with the VSCC and the Pennsylvania Department of Banking and Securities and other appropriate regulatory agencies prior to the Effective Time.

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Exhibit C
FORM OF LNKB SUPPORT AGREEMENT
THIS SUPPORT AGREEMENT (the “Agreement”), dated as of December 18, 2025, is by and among BURKE & HERBERT FINANCIAL SERVICES CORP., a Virginia corporation (“BHRB”), LINKBANCORP, INC., a Pennsylvania corporation (“LNKB”), and the undersigned shareholder of LNKB (“Shareholder”). All capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (as defined herein).
WHEREAS, the Boards of Directors of BHRB and LNKB have approved a strategic business combination transaction of their companies through the merger (the “Merger”) of LNKB with and into BHRB pursuant to the terms and conditions of an Agreement and Plan of Merger, dated as of December 18, 2025, by and between BHRB and LNKB (the “Merger Agreement”);
WHEREAS, Shareholder is the beneficial and/or registered owner of, and has the sole right and power to vote or direct the disposition of the number of shares of common stock, par value $0.01 per share, of LNKB (“LNKB Common Stock”) set forth below Shareholder’s name on the signature page hereto (such shares, together with all shares of LNKB Common Stock subsequently acquired by Shareholder during the term of this Agreement and over which such Shareholder has the sole right and power to vote or direct the disposition, but excluding the shares of common stock described in the last sentence of Section 5(a) hereof, are referred to herein as the “Shares”); and
WHEREAS, as a condition and inducement to BHRB and LNKB entering into the Merger Agreement, Shareholder has agreed to enter into and perform this Agreement.
NOW, THEREFORE, in consideration of the covenants, representations, warranties and agreements set forth herein and in the Merger Agreement, and other good and valuable consideration (including the merger consideration set forth in Article 2 of the Merger Agreement), the receipt and sufficiency of which are acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:
1.   Agreement to Vote.
During the term of this Agreement, at any meeting (whether annual or special and each adjourned or postponed meeting) of LNKB’s shareholders, however called, and on every action or approval by written consent of the shareholders of LNKB with respect to any of the following matters, the Shareholder will:
(a)   appear at such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating and establishing a quorum; and
(b)   vote or cause to be voted all of such Shares, (A) in favor of (I) the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and (II) the adjournment or postponement of the LNKB Meeting, if (x) as of the time for which the LNKB Meeting is originally scheduled, there are insufficient shares of LNKB Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the LNKB Meeting or (y) on the date of the LNKB Meeting, LNKB has not received proxies representing a sufficient number of shares necessary to obtain the Requisite LNKB Vote, (B) against any Acquisition Proposal, without regard to (x) any recommendation to the shareholders of LNKB by the Board of Directors of LNKB concerning such Acquisition Proposal and (y) the terms of such Acquisition Proposal, or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (C) against any agreement, amendment of any agreement or amendment of any organizational document (including the LNKB Articles and LNKB Bylaws), or any other action, in each case of this clause (C) that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage any of the transactions contemplated by the Merger Agreement and (D) against any action, agreement, transaction or proposal, in each case of this clause (D) that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of LNKB in the Merger Agreement in any material respect or in any representation or warranty of LNKB in the Merger Agreement becoming untrue or incorrect in any material respect.

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2.   Covenants of Shareholder.
The Shareholder covenants and agrees as follows:
(a)   Ownership.   The Shareholder is (A) the beneficial and/or registered owner of the Shares as set forth below Shareholder’s name on the signature page hereto. Except for (i) the Shares, (ii) shares of LNKB Common Stock subject to outstanding LNKB Restricted Stock Awards (which shares, if any, are set forth on the signature page hereto), (iii) shares of LNKB Common Stock subject to outstanding LNKB RSUs (which shares, if any, are set forth on the signature page hereto) and (iv) shares of LNKB Common Stock subject to outstanding LNKB Options or LNKB Warrants (which shares, if any are set forth on the signature page hereto), Shareholder is not the beneficial or registered owner of any other shares of LNKB Common Stock or rights to acquire shares of LNKB Common Stock and for which Shareholder has the sole right and power to vote and/or dispose. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
(b)   Restrictions on Transfer and Dispositions.   Until the earlier of the receipt of the Requisite LNKB Vote or the termination of this Agreement in accordance with Section 7, the Shareholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose, enter into any swap or other arrangement that hedges or transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any agreement, arrangement, contract or understanding to take any of the foregoing actions with respect to (each, a “Transfer”), any Shares, other than a Transfer of Shares (x) by will or operation of law as a result of the death of the Shareholder, in which case, this Agreement shall bind the transferee, (y) for bona fide estate planning purposes to the Shareholder’s (i) affiliates (as defined in the Merger Agreement) or (ii) immediate family members (each, a “Permitted Transferee”), (z) by or at the direction of the holder of a Lien (as defined below) as required by the terms of such Lien, (aa) to net settle the Shareholder’s LNKB Options to pay the exercise price thereof and satisfy any Tax withholding obligations, and (bb) that is a withholding of LNKB Common Stock in connection with the vesting of any LNKB Restricted Stock Awards or RSU Awards held by Shareholder (each, a “Permitted Transfer”); provided that, in the case of the foregoing subclauses (x) and (y) only, as a condition to such Permitted Transfer, such Permitted Transferee shall be required to duly execute and deliver to BHRB a joinder to this Agreement (in form and substance reasonably satisfactory to BHRB); provided, further, that, in the case of the foregoing subclause (y) only, the Shareholder shall remain jointly and severally liable for any breaches or violations by any such Permitted Transferee of the terms hereof. Any Transfer of Shares in violation of this Section 2(b) shall be null and void.
(c)   Authority.   The Shareholder has full power, authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Shareholder and, assuming the due authorization, execution and delivery of this Agreement by LNKB and BHRB, constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions), and no other action is necessary to authorize the execution and delivery of this Agreement by the Shareholder or the performance of the Shareholder’s obligations hereunder.
(d)   No Breach.   The execution and delivery of this Agreement by the Shareholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (as defined below) on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon the Shareholder or the Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity (other than an amendment to such Shareholder’s Schedule 13D or 13G filed with the SEC, if applicable).
(e)   No Liens.   The Shares and the certificates representing the Shares are now, and at all times during the term of this Agreement, will be, held by Shareholder, or by a nominee or custodian for the

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benefit of Shareholder, free and clear of all pledges, liens, security interests, claims, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (each, a “Lien”), except for (i) any Liens arising hereunder and (ii) Liens, if any, which have been disclosed to BHRB in an attachment to this Agreement.
(f)   Consents and Approvals.   The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his or her obligations under this Agreement and the consummation by him or her of the transactions contemplated hereby will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity.
(g)   Absence of Litigation.   There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of his or her affiliates before or by any Governmental Entity that could reasonably be expected to materially impair the ability of Shareholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby.
(h)   No Solicitation.   During the term of this Agreement, Shareholder shall not, nor shall he or she permit any investment banker, attorney or other adviser or representative of Shareholder to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.
(i)   Statements.   The Shareholder shall not make any statement, written or oral, to the effect that he or she does not support the Merger or that other shareholders of LNKB should not support the Merger.
(j)   Information.   The Shareholder authorizes BHRB and LNKB to publish and disclose in any (i) announcement, filing, press release or other disclosure in connection with the Merger and (ii) any period report, proxy statement, prospectus or any other filing with any Governmental Entity filed in connection with the transactions contemplated by the Merger Agreement, the Shareholder’s identity, ownership of the Shares, obligations and agreements herein and such other information required in connection with such disclosure.
(k)   Further Actions.   At the request of BHRB and without further consideration, Shareholder shall execute and deliver any additional documents and take any further action(s) as may be necessary or desirable to consummate and make effective the transactions contemplated hereby.
From the date hereof until the termination of this Agreement in accordance with Section 7, the Shareholder shall not to take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing, impeding, or, in any material respect, delaying, interfering with or adversely affecting the performance by the Shareholder of his or her obligations under this Agreement; provided that nothing in this sentence will prohibit any Permitted Transfer.
3.   No Prior Proxies.
The Shareholder represents, warrants and covenants that any proxies or voting rights previously given in respect of the Shares are revocable, and that any such proxies or voting rights are hereby irrevocably revoked.
4.   Certain Events.
The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including Shareholder’s successors or assigns. In the event of any stock split, stock dividend, merger, exchange, reorganization, recapitalization or other change in the capital structure of LNKB affecting the Shares, the number of Shares subject to the terms of this Agreement shall be appropriately adjusted, and this Agreement and the obligations hereunder shall attach to any additional securities of LNKB issued to or acquired by Shareholder.

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5.   Capacity; Obligation to Vote.
(a)   Notwithstanding anything in this Agreement to the contrary, in the event that the Board of Directors of LNKB is permitted to engage in negotiations or discussions with any person who made an unsolicited bona fide written Acquisition Proposal in accordance with Section 6.13 of the Merger Agreement, Shareholder shall be permitted, at the request of the Board of Directors of LNKB, to respond to inquiries from, and discuss such Acquisition Proposal with, the Board of Directors of LNKB. With respect to the terms of this Agreement relating to the Shares, this Agreement relates solely to the capacity of Shareholder as a shareholder or other record or beneficial owner of the Shares and is not in any way intended to affect or prevent, and nothing herein shall limit or affect any actions taken by the Shareholder pursuant to, the exercise by Shareholder of his or her responsibilities as a director or officer of LNKB (or a Subsidiary of LNKB), including actions permitted to be taken in compliance with Section 6.13 of the Merger Agreement. The term “Shares” shall not include any securities beneficially owned by Shareholder as a trustee or fiduciary, and this Agreement is not in any way intended to affect and nothing herein shall limit or affect the exercise by Shareholder of his or her fiduciary responsibility in respect of any such securities.
(b)   The parties hereto agree that, notwithstanding the provisions contained in Section 1 hereof, Shareholder shall not be obligated to vote as required in Section 1 of this Agreement in the event that (i) BHRB is in material default with respect to any covenant, representation, warranty or agreement with respect to it contained in the Merger Agreement, or (ii) LNKB is otherwise entitled to terminate the Merger Agreement.
6.   Resignation of Director.
In the event that Shareholder is not selected to serve as a member of the Board of Directors of the Surviving Corporation, Shareholder hereby agrees to resign as a director of LNKB and Link, as applicable, and to deliver a letter of resignation to LNKB and Link, in each case in the form reasonably requested by LNKB and effective as of the Effective Time.
7.   Term; Termination.
The term of this Agreement shall commence on the date hereof. This Agreement shall terminate upon the earlier of (i) the Effective Time of the Merger, or (ii) termination of the Merger Agreement in accordance with Article 8 of the Merger Agreement. Other than as provided for herein, following the termination of this Agreement, there shall be no further liabilities or obligations hereunder on the part of Shareholder, LNKB or BHRB, or their respective officers or directors, except that nothing in this Section 7 shall relieve any party hereto from any liability for breach of this Agreement before such termination.
8.   Stop Transfer Order.
In furtherance of this Agreement, Shareholder hereby authorizes and requests LNKB to instruct its transfer agent to enter a stop transfer order with respect to all of the Shares for the period from the date hereof through the date this Agreement is terminated in accordance with Section 7 hereof.
9.   Specific Performance.
The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the applicable party hereto in accordance with their specific terms or were otherwise breached. Each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity. Each party hereto waives the posting of any bond or security in connection with any proceeding related thereto.
10.   Banking Relationships.
Notwithstanding any other terms and provisions of this Agreement, including Section 6, Shareholder further covenants and agrees that (i) from the date hereof and through the Subsidiary Merger Effective Time, he or she will use best efforts to maintain and continue with Link such banking relationships (e.g., lending,

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deposit or other accounts, but excluding any relationships related to trust or wealth management accounts or services) (as applicable, “Banking Relationships”) that Shareholder (in his or her individual capacity) currently maintains with LNKB and Link, in form and substance substantially the same as currently maintained, and (ii) after the Subsidiary Merger and until the one (1) year anniversary of the Subsidiary Merger, he or she will use reasonable best efforts to maintain and continue with the Surviving Corporation and the Continuing Bank such Banking Relationships that Shareholder (in his or her individual capacity) maintained with LNKB and Link prior to the Subsidiary Merger, but in each instance, for the avoidance of doubt, excluding any Banking Relationships maintained by Shareholder in a fiduciary or trustee capacity or any Banking Relationship of any entity that may be affiliated with such Shareholder.
11.   Amendments; Waivers.
This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except by an instrument in writing signed by, in the case of any (i) amendment, change, supplement, modification or termination, by all the parties, or (ii) waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power, remedy or privilege provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall operate as a waiver by such party of its right to exercise any such or other right, power, remedy or privilege or to demand such compliance.
12.   Governing Law.
This Agreement shall in all respects be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.
13.   Submission to Jurisdiction.
Each party agrees that it will bring any claim, action, proceeding, dispute, litigation or controversy in respect of any claim or cause of action arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in the Commonwealth of Virginia (the “Chosen Courts”), and, solely in connection with such claims or causes of action, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection (x) to laying venue in the Chosen Courts and (y) that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iii) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 15.
14.   Waiver of Jury Trial.
EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY THAT MAY ARISE OUT OF, RESULT FROM OR RELATE TO THIS AGREEMENT (INCLUDING THE TRANSACTIONS CONTEMPLATED HEREBY) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF SUCH CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT THERETO. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14.

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15.   Notices.
All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (provided that no transmission error is received), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) as follows: (i) with respect to BHRB or LNKB, the applicable address set forth in Section 9.05 of the Merger Agreement (or such other address as shall be specified by like notice), and (ii) with respect to Shareholder, at the address for Shareholder shown on the records of LNKB (or such other address as shall be specified by like notice).
16.   Benefit of Agreement; Assignment.
(a)   This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties hereto and their respective personal representatives, successors and assigns, except that the parties hereto may not transfer or assign any of their respective rights or obligations hereunder without the prior written consent of the other parties.
(b)   This Agreement is not intended to, and does not, confer upon any person (other than the parties) any rights, powers, privileges or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.
17.   Counterparts; Delivery by Electronic Transmission.
This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.
18.   Severability.
In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.
19.   Entire Agreement.
This Agreement and, to the extent referenced herein, the Merger Agreement, constitute the entire agreement among the parties relating to the subject matter hereof and supersede all prior agreements, arrangements, contracts or understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, “group” (as such term is used in Section 13(d) of the Exchange Act), joint venture or other like relationship between the parties.
[signatures on following page]

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IN WITNESS WHEREOF, BHRB, LNKB and Shareholder have caused this Agreement to be duly executed as of the date and year first above written.
BURKE & HERBERT FINANCIAL SERVICES CORP.
By:	David P. Boyle Chairman and Chief Executive Officer
LINKBANCORP, INC.
By:	Andrew Samuel Chief Executive Officer
SHAREHOLDER
[Insert Name]
Number of Shares (including restricted stock):
Number of Shares Underlying LNKB Restricted Stock Awards
Number of Shares Underlying LNKB RSU Awards
Number of Shares Underlying LNKB Option Awards
Number of Shares Underlying LNKB Warrants

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Exhibit D
FORM OF BHRB SUPPORT AGREEMENT
THIS SUPPORT AGREEMENT (the “Agreement”), dated as of December 18, 2025, is by and among BURKE & HERBERT FINANCIAL SERVICES CORP., a Virginia corporation (“BHRB”), LINKBANCORP, INC., a Pennsylvania corporation (“LNKB”), and the undersigned shareholder of BHRB (“Shareholder”). All capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (as defined herein).
WHEREAS, the Boards of Directors of BHRB and LNKB have approved a strategic business combination transaction of their companies through the merger (the “Merger”) of LNKB with and into BHRB pursuant to the terms and conditions of an Agreement and Plan of Merger, dated as of December 18, 2025, by and between BHRB and LNKB (the “Merger Agreement”);
WHEREAS, Shareholder is the beneficial and/or registered owner of, and has the sole right and power to vote or direct the disposition of the number of shares of common stock, par value $0.50 per share, of BHRB (“BHRB Common Stock”) set forth below Shareholder’s name on the signature page hereto (such shares, together with all shares of BHRB Common Stock subsequently acquired by Shareholder during the term of this Agreement and over which such Shareholder has the sole right and power to vote or direct the disposition, but excluding the shares of common stock described in the last sentence of Section 5(a) hereof, are referred to herein as the “Shares”); and
WHEREAS, as a condition and inducement to BHRB and LNKB entering into the Merger Agreement, Shareholder has agreed to enter into and perform this Agreement.
NOW, THEREFORE, in consideration of the covenants, representations, warranties and agreements set forth herein and in the Merger Agreement, and other good and valuable consideration (including the merger consideration set forth in Article 2 of the Merger Agreement), the receipt and sufficiency of which are acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:
1.
Agreement to Vote.

During the term of this Agreement, at any meeting (whether annual or special and each adjourned or postponed meeting) of BHRB’s shareholders, however called, and on every action or approval by written consent of the shareholders of BHRB with respect to any of the following matters, the Shareholder will:
(a)   appear at such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating and establishing a quorum; and
(b)   vote or cause to be voted all of such Shares, (A) in favor of (I) the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and (II) the adjournment or postponement of the BHRB Meeting, if (x) as of the time for which the BHRB Meeting is originally scheduled, there are insufficient shares of BHRB Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the BHRB Meeting or (y) on the date of the BHRB Meeting, BHRB has not received proxies representing a sufficient number of shares necessary to obtain the Requisite BHRB Vote, (B) against any Acquisition Proposal, without regard to (x) any recommendation to the shareholders of BHRB by the Board of Directors of BHRB concerning such Acquisition Proposal and (y) the terms of such Acquisition Proposal, or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (C) against any agreement, amendment of any agreement or amendment of any organizational document (including the BHRB Articles and BHRB Bylaws), or any other action, in each case of this clause (C) that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage any of the transactions contemplated by the Merger Agreement and (D) against any action, agreement, transaction or proposal, in each case of this clause (D) that would reasonably be expected to or (x) result in a breach of any representation, warranty, covenant, agreement or other obligation of BHRB in the Merger Agreement in any material respect or in any representation or warranty of BHRB in the Merger Agreement becoming untrue or incorrect in any material respect.

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2.
Covenants of Shareholder.

The Shareholder covenants and agrees as follows:
(a)   Ownership.   The Shareholder is the beneficial and/or registered owner of the Shares as set forth below Shareholder’s name on the signature page hereto. Except for (i) the Shares and (ii) shares of BHRB Common Stock subject to outstanding BHRB RSU Awards (which shares, if any, are set forth on the signature page hereto), Shareholder is not the beneficial or registered owner of any other shares of BHRB Common Stock or rights to acquire shares of BHRB Common Stock and for which Shareholder has the sole right and power to vote and/or dispose. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
(b)   Restrictions on Transfer and Dispositions.   Until the earlier of the receipt of the Requisite BHRB Vote or the termination of this Agreement in accordance with Section 6, the Shareholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose, enter into any swap or other arrangement that hedges or transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any agreement, arrangement, contract or understanding to take any of the foregoing actions with respect to (each, a “Transfer”), any Shares, other than a Transfer of Shares (x) by will or operation of law as a result of the death of the Shareholder, in which case, this Agreement shall bind the transferee, (y) for bona fide estate planning purposes to the Shareholder’s (i) affiliates (as defined in the Merger Agreement) or (ii) immediate family members (each, a “Permitted Transferee”), (z) by or at the direction of the holder of a Lien (as defined below) as required by the terms of such Lien, (aa) that is a withholding of BHRB Common Stock in connection with the vesting of any BHRB RSU Awards held by Shareholder (each, a “Permitted Transfer”); provided that, in the case of the foregoing subclauses (x) and (y) only, as a condition to such Permitted Transfer, such Permitted Transferee shall be required to duly execute and deliver to LNKB a joinder to this Agreement (in form and substance reasonably satisfactory to LNKB); provided, further, that, in the case of the foregoing subclause (y) only, the Shareholder shall remain jointly and severally liable for any breaches or violations by any such Permitted Transferee of the terms hereof. Any Transfer of Shares in violation of this Section 2(b) shall be null and void.
(c)   Authority.   The Shareholder has full power, authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Shareholder and, assuming the due authorization, execution and delivery of this Agreement by LNKB and BHRB, constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions), and no other action is necessary to authorize the execution and delivery of this Agreement by the Shareholder or the performance of the Shareholder’s obligations hereunder.
(d)   No Breach.   The execution and delivery of this Agreement by the Shareholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (as defined below) on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon the Shareholder or the Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity (other than an amendment to such Shareholder’s Schedule 13D or 13G filed with the SEC, if applicable).
(e)   No Liens.   The Shares and the certificates representing the Shares are now, and at all times during the term of this Agreement, will be, held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of all pledges, liens, security interests, claims, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (each, a “Lien”), except for (i) any Liens arising hereunder and (ii) Liens, if any, which have been disclosed to LNKB in an attachment to this Agreement.

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(f)   Consents and Approvals.   The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his or her obligations under this Agreement and the consummation by him or her of the transactions contemplated hereby will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity.
(g)   Absence of Litigation.   There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of his or her affiliates before or by any Governmental Entity that could reasonably be expected to materially impair the ability of Shareholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby.
(h)   No Solicitation.   During the term of this Agreement, Shareholder shall not, nor shall he or she permit any investment banker, attorney or other adviser or representative of Shareholder to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.
(i)   Statements.   The Shareholder shall not make any statement, written or oral, to the effect that he or she does not support the Merger or that other shareholders of BHRB should not support the Merger.
(j)   Information.   The Shareholder authorizes BHRB and LNKB to publish and disclose in any (i) announcement, filing, press release or other disclosure in connection with the Merger and (ii) any period report, proxy statement, prospectus or any other filing with any Governmental Entity filed in connection with the transactions contemplated by the Merger Agreement, the Shareholder’s identity, ownership of the Shares, obligations and agreements herein and such other information required in connection with such disclosure.
(k)   Further Actions.   At the request of LNKB and without further consideration, Shareholder shall execute and deliver any additional documents and take any further action(s) as may be necessary or desirable to consummate and make effective the transactions contemplated hereby.
From the date hereof until the termination of this Agreement in accordance with Section 6, the Shareholder shall not to take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing, impeding, or, in any material respect, delaying, interfering with or adversely affecting the performance by the Shareholder of his or her obligations under this Agreement; provided that nothing in this sentence will prohibit any Permitted Transfer.
3.
No Prior Proxies.

The Shareholder represents, warrants and covenants that any proxies or voting rights previously given in respect of the Shares are revocable, and that any such proxies or voting rights are hereby irrevocably revoked.
4.
Certain Events.

The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including Shareholder’s successors or assigns. In the event of any stock split, stock dividend, merger, exchange, reorganization, recapitalization or other change in the capital structure of BHRB affecting the Shares, the number of Shares subject to the terms of this Agreement shall be appropriately adjusted, and this Agreement and the obligations hereunder shall attach to any additional securities of BHRB issued to or acquired by Shareholder.
5.
Capacity; Obligation to Vote.

(a)   Notwithstanding anything in this Agreement to the contrary, in the event that the Board of Directors of BHRB is permitted to engage in negotiations or discussions with any person who made an unsolicited bona

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fide written Acquisition Proposal in accordance with Section 6.13 of the Merger Agreement, Shareholder shall be permitted, at the request of the Board of Directors of BHRB, to respond to inquiries from, and discuss such Acquisition Proposal with, the Board of Directors of BHRB. With respect to the terms of this Agreement relating to the Shares, this Agreement relates solely to the capacity of Shareholder as a shareholder or other record or beneficial owner of the Shares and is not in any way intended to affect or prevent, and nothing herein shall limit or affect any actions taken by the Shareholder pursuant to, the exercise by Shareholder of his or her responsibilities as a director or officer of BHRB (or a Subsidiary of BHRB), including actions permitted to be taken in compliance with Section 6.13 of the Merger Agreement. The term “Shares” shall not include any securities beneficially owned by Shareholder as a trustee or fiduciary, and this Agreement is not in any way intended to affect and nothing herein shall limit or affect the exercise by Shareholder of his or her fiduciary responsibility in respect of any such securities.
(b)   The parties hereto agree that, notwithstanding the provisions contained in Section 1 hereof, Shareholder shall not be obligated to vote as required in Section 1 of this Agreement in the event that (i) LNKB is in material default with respect to any covenant, representation, warranty or agreement with respect to it contained in the Merger Agreement, or (ii) BHRB is otherwise entitled to terminate the Merger Agreement.
6.
Term; Termination.

The term of this Agreement shall commence on the date hereof. This Agreement shall terminate upon the earlier of (i) the Effective Time of the Merger, or (ii) termination of the Merger Agreement in accordance with Article 8 of the Merger Agreement. Other than as provided for herein, following the termination of this Agreement, there shall be no further liabilities or obligations hereunder on the part of Shareholder, LNKB or BHRB, or their respective officers or directors, except that nothing in this Section 6 shall relieve any party hereto from any liability for breach of this Agreement before such termination.
7.
Stop Transfer Order.

In furtherance of this Agreement, Shareholder hereby authorizes and requests BHRB to instruct its transfer agent to enter a stop transfer order with respect to all of the Shares for the period from the date hereof through the date this Agreement is terminated in accordance with Section 6 hereof.
8.
Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the applicable party hereto in accordance with their specific terms or were otherwise breached. Each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity. Each party hereto waives the posting of any bond or security in connection with any proceeding related thereto.
9.
Banking Relationships.

Notwithstanding any other terms and provisions of this Agreement, Shareholder further covenants and agrees that (i) from the date hereof and through the Subsidiary Merger Effective Time, he or she will use best efforts to maintain and continue with B&H Bank such banking relationships (e.g., lending, deposit or other accounts, but excluding any relationships related to trust or wealth management accounts or services) (as applicable, “Banking Relationships”) that Shareholder (in his or her individual capacity) currently maintains with BHRB and B&H Bank, in form and substance substantially the same as currently maintained, and (ii) after the Subsidiary Merger and until the one (1) year anniversary of the Subsidiary Merger, he or she will use reasonable best efforts to maintain and continue with the Surviving Corporation and the Continuing Bank such Banking Relationships that Shareholder (in his or her individual capacity) maintained with BHRB and B&H Bank prior to the Subsidiary Merger, but in each instance, for the avoidance of doubt, excluding any Banking Relationships maintained by Shareholder in a fiduciary or trustee capacity or any Banking Relationship of any entity that may be affiliated with such Shareholder.

A-D-4

10.
Amendments; Waivers.

This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except by an instrument in writing signed by, in the case of any (i) amendment, change, supplement, modification or termination, by all the parties, or (ii) waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power, remedy or privilege provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall operate as a waiver by such party of its right to exercise any such or other right, power, remedy or privilege or to demand such compliance.
11.
Governing Law.

This Agreement shall in all respects be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.
12.
Submission to Jurisdiction.

Each party agrees that it will bring any claim, action, proceeding, dispute, litigation or controversy in respect of any claim or cause of action arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in the Commonwealth of Virginia (the “Chosen Courts”), and, solely in connection with such claims or causes of action, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection (x) to laying venue in the Chosen Courts and (y) that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iii) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 14.
13.
Waiver of Jury Trial.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY THAT MAY ARISE OUT OF, RESULT FROM OR RELATE TO THIS AGREEMENT (INCLUDING THE TRANSACTIONS CONTEMPLATED HEREBY) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF SUCH CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT THERETO. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.
14.
Notices.

All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (provided that no transmission error is received), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) as follows: (i) with respect to BHRB or LNKB, the applicable address set forth in Section 9.05 of the Merger Agreement (or such other address as shall be specified by like notice), and (ii) with respect to Shareholder, at the address for Shareholder shown on the records of BHRB (or such other address as shall be specified by like notice).

A-D-5

15.
Benefit of Agreement; Assignment.

(a)   This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties hereto and their respective personal representatives, successors and assigns, except that the parties hereto may not transfer or assign any of their respective rights or obligations hereunder without the prior written consent of the other parties.
(b)   This Agreement is not intended to, and does not, confer upon any person (other than the parties) any rights, powers, privileges or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.
16.
Counterparts; Delivery by Electronic Transmission.

This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.
17.
Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.
18.
Entire Agreement.

This Agreement and, to the extent referenced herein, the Merger Agreement, constitute the entire agreement among the parties relating to the subject matter hereof and supersede all prior agreements, arrangements, contracts or understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, “group” (as such term is used in Section 13(d) of the Exchange Act), joint venture or other like relationship between the parties.
[signatures on following page]

A-D-6

IN WITNESS WHEREOF, BHRB, LNKB and Shareholder have caused this Agreement to be duly executed as of the date and year first above written.
BURKE & HERBERT FINANCIAL SERVICES CORP.
By:	David P. Boyle Chairman and Chief Executive Officer
LINKBANCORP, INC.
By:	Andrew Samuel Chief Executive Officer
SHAREHOLDER

[Insert Name]
Number of Shares
(including restricted stock):
Number of Shares Underlying BHRB RSU Awards

A-D-7

Annex B
December 18, 2025
The Board of Directors
Burke & Herbert Financial Services Corp.
100 S. Fairfax Street
Alexandria, VA 22314
Members of the Board:
You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to Burke & Herbert Financial Services Corp. (“Burke & Herbert”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of LINKBANCORP, Inc. (“LNKB”) with and into Burke & Herbert, pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between Burke & Herbert and LNKB. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of Burke & Herbert, LNKB or the holders of any securities of Burke & Herbert or LNKB, each share of the common stock, par value $0.01 per share, of LNKB (“LNKB Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 0.1350 of a share of common stock, par value $0.50 per share, of Burke & Herbert (“Burke & Herbert Common Stock”). The ratio of 0.1350 of a share of Burke & Herbert Common Stock for one share of LNKB Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.
The Agreement further provides that, immediately after the Effective Time, Burke & Herbert and LNKB will cause LINKBANK, a wholly-owned subsidiary of LNKB, to merge with and into Burke & Herbert Bank & Trust Company, a wholly-owned subsidiary of Burke & Herbert (such transaction, the “Bank Merger”), pursuant to a separate agreement and plan of merger.
KBW has acted as financial advisor to Burke & Herbert and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to an existing sales and trading relationship between LINKBANK and a KBW broker-dealer affiliate), may from time to time purchase securities from, and sell securities to, Burke & Herbert and LNKB. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Burke & Herbert or LNKB for our and their own respective accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of Burke & Herbert (the “Board”) in rendering this opinion and will receive a fee from Burke & Herbert for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, Burke & Herbert has agreed to indemnify us for certain liabilities arising out of our engagement.
In addition to this present engagement, in the past two years, KBW has provided investment banking and financial advisory services to Burke & Herbert and received compensation for such services. KBW acted as financial advisor to Burke & Herbert in connection with its May 2024 merger with Summit Financial Group, Inc. In the past two years, KBW has not provided investment banking or financial advisory services to LNKB for which KBW received compensation. We may in the future provide investment banking and financial advisory services to Burke & Herbert or LNKB and receive compensation for such services.
In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Burke & Herbert and LNKB and bearing upon the Merger, including
Keefe, Bruyette & Woods, A Stifel Company

among other things, the following: (i) the execution version of the Agreement dated as of December 18, 2025; (ii) the audited financial statements and Annual Reports on Form 10-K for the two fiscal years ended December 31, 2024 of Burke & Herbert; (iii) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 of Burke & Herbert; (iv) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of LNKB; (v) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 of LNKB; (vi) certain regulatory filings of Burke & Herbert and LNKB and their respective subsidiaries, including, as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2024 as well as the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025; (vii) certain other interim reports and other communications of Burke & Herbert and LNKB to their respective shareholders; and (viii) other financial information concerning the respective businesses and operations of Burke & Herbert and LNKB furnished to us by Burke & Herbert and LNKB or which we were otherwise directed to use for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Burke & Herbert and LNKB; (ii) the assets and liabilities of Burke & Herbert and LNKB; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information of Burke & Herbert and LNKB with similar information for certain other companies, the securities of which are publicly traded; (v) publicly available consensus “street estimates” of Burke & Herbert and LNKB, as well as assumed Burke & Herbert and LNKB long-term growth rates provided to us by Burke & Herbert management, all of which information was discussed with us by Burke & Herbert management and used and relied upon by us at the direction of such management and with the consent of the Board; and (vi) estimates regarding certain pro forma financial effects of the Merger on Burke & Herbert (including, without limitation, the cost savings expected to result or be derived from the Merger) that were prepared by Burke & Herbert management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the respective managements of Burke & Herbert and LNKB regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry.
In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon Burke & Herbert management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Burke & Herbert and LNKB, the assumed Burke & Herbert and LNKB long-term growth rates, and the estimates regarding certain pro forma financial effects of the Merger on Burke & Herbert (including, without limitation, the cost savings expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information has been reasonably prepared and represents, or in the case of the Burke & Herbert and LNKB “street estimates” referred to above that such estimates are consistent with, the best currently available estimates and judgments of Burke & Herbert management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated. As you are aware, the publicly available consensus “street estimates” of LNKB and the assumed LNKB long-term growth rates that we were directed by Burke & Herbert management to use reflect differences from certain forecasts and projections that were prepared by LNKB and provided to Burke & Herbert. Accordingly, with the consent of Burke & Herbert, in rendering our opinion, our reliance upon Burke & Herbert management as to the reasonableness and achievability of the publicly available consensus “street estimates” of LNKB and the assumed LNKB long-term growth rates referred to above includes reliance upon the judgments and assessments of Burke & Herbert and Burke & Herbert management with respect to such differences.

It is understood that the portion of the foregoing financial information of Burke & Herbert and LNKB that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Burke & Herbert and LNKB, is based on numerous variables and assumptions that are inherently uncertain and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the management of Burke & Herbert and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Burke & Herbert or LNKB since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for credit losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for credit losses for each of Burke & Herbert and LNKB are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Burke & Herbert or LNKB, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Burke & Herbert or LNKB under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. We have made note of the classification by each of Burke & Herbert and LNKB of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale or available for sale, on the other hand, and have also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of Burke & Herbert and LNKB, but we express no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.
We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including, without limitation, the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the execution version reviewed by us and referred to above), with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of LNKB Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Burke & Herbert, LNKB or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Burke & Herbert that Burke & Herbert has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Burke & Herbert, LNKB, the Merger and any related transaction (including the Bank Merger), and the Agreement. KBW has not provided advice with respect to any such matters.
This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to Burke & Herbert. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger), including without limitation, the form or structure of the Merger or any such related transaction, any consequences of the Merger or any related transaction to Burke & Herbert, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political division, economic uncertainty, recently announced actual or threatened imposition of tariff increases, inflation, and prolonged higher interest rates. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Burke & Herbert to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Burke & Herbert or the Board, (iii) any business, operational or other plans with respect to LNKB or the pro forma entity that may be currently contemplated by Burke & Herbert or the Board or that may be implemented by Burke & Herbert or the Board subsequent to the closing of the Merger, (iv) the fairness of the amount or nature of any compensation to any of Burke & Herbert’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Burke & Herbert Common Stock or relative to the Exchange Ratio, (v) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Burke & Herbert, LNKB or any other party to any transaction contemplated by the Agreement, (vi) the actual value of Burke & Herbert Common Stock to be issued in connection with the Merger, (vii) the prices, trading range or volume at which Burke & Herbert Common Stock or LNKB Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which Burke & Herbert Common Stock will trade following the consummation of the Merger, (viii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (ix) any legal, regulatory, accounting, tax or similar matters relating to Burke & Herbert, LNKB or any of their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any other related transaction (including the Bank Merger), including whether or not the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.
This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of Burke & Herbert Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.
This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to Burke & Herbert.
Very truly yours,
Keefe, Bruyette & Woods, Inc.

Annex C
December 18, 2025
Board of Directors
LINKBANCORP, Inc.
1250 Camp Hill Bypass, Suite 202
Camp Hill, PA 17011
Dear Members of the Board:
We have acted as your financial advisor in connection with the proposed merger (the “Transaction”) of LINKBANCORP, Inc. (the “Company”) with and into Burke & Herbert Financial Services Corp. (the “Buyer”). You have requested that we provide our opinion (the “Opinion”) as investment bankers as to whether the consideration to be received by the common stockholders of the Company (solely in their capacity as such, the “Shareholders”) in the Transaction is fair to them from a financial point of view.
Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and between the Company and the Buyer, and subject to the terms, conditions and limitations set forth therein, we understand that, subject to potential adjustments as described in the Merger Agreement, each outstanding share of the Company’s common stock will be converted into the right to receive 0.1350 shares of the Buyer’s common stock (the “Exchange Ratio”). Furthermore, we understand that each outstanding option on the Company’s common stock will be assumed by the Buyer and converted into a comparable option to purchase shares of the Buyer’s common stock based upon the Exchange Ratio, as described in the Merger Agreement. Based on the Buyer’s closing stock price of $69.45 on December 17, 2025, the aggregate consideration payable to the Shareholders is expected to be approximately $354.2 million. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.
In connection with developing our Opinion we have:
(i)
reviewed certain publicly available financial statements and reports regarding the Company and the Buyer;

(ii)
reviewed certain audited financial statements regarding the Company and the Buyer;

(iii)
reviewed certain internal financial statements, management reports and other financial and operating data concerning the Company and the Buyer prepared by management of the Company and management of the Buyer, respectively;

(iv)
reviewed, on a pro forma basis, in reliance upon consensus research estimates and upon financial projections and other information and assumptions concerning the Company and the Buyer provided by management of the Company and management of the Buyer, the effect of the Transaction on the balance sheet, capitalization ratios, earnings and tangible book value both in the aggregate and, where applicable, on a per share basis of the Buyer;

(v)
reviewed the reported prices and trading activity for the common stock of the Company and the Buyer;

(vi)
compared the financial performance of the Company and the Buyer with that of certain other publicly-traded companies and their securities that we deemed relevant to our analysis of the Transaction;

(vii)
reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that we deemed relevant to our analysis of the Transaction;

(viii)
reviewed the most recent draft of the Merger Agreement and related documents provided to us by the Company;

(ix)
discussed with management of the Company and management of the Buyer the operations of and future business prospects for the Company and the Buyer, respectively and the anticipated financial consequences of the Transaction to the Company and the Buyer, respectively;

(x)
assisted in your deliberations regarding the material terms of the Transaction and your negotiations with the Buyer; and

(xi)
performed such other analyses and provided such other services as we have deemed appropriate.

We have relied on the accuracy and completeness of the information, financial data and financial forecasts provided to us by the Company and the Buyer and of the other information reviewed by us in connection with the preparation of our Opinion, and our Opinion is based upon such information. We have not independently verified or undertaken any responsibility to independently verify the accuracy or completeness of any of such information, data or forecasts. Management of the Company has assured us that it is not aware of any relevant information that has been omitted or remains undisclosed to us. We have not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company or of the Buyer, and we have not been furnished with any such evaluations or appraisals; nor have we evaluated the solvency or fair value of the Company or of the Buyer under any laws relating to bankruptcy, insolvency or similar matters. We have not assumed any obligation to conduct any physical inspection of the properties, facilities, assets or liabilities (contingent or otherwise) of the Company or the Buyer. We have not received or reviewed any individual loan or credit files nor have we made an independent evaluation of the adequacy of the allowance for credit losses of the Company or the Buyer. We have not made an independent analysis of the effects of potential future changes in the rate of inflation or of prevailing rates of interest or other market developments or disruptions, or of the effects of any global conflicts or hostilities or any other disaster or adversity, on the business or prospects of the Company or the Buyer. With respect to the financial projections or forecasts prepared by management of the Company and management of the Buyer, including the forecasts of potential cost savings and potential synergies, we have also assumed that such financial projections or forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of management of the Company and management of the Buyer, respectively, as to the future financial performance of the Company and the Buyer, respectively, and provide a reasonable basis for our analysis. We recognize that such financial projections or forecasts are based on numerous variables, assumptions and judgments that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and that actual results could vary significantly from such projections or forecasts, and we express no opinion as to the reliability of such financial projections, forecasts or estimates or the assumptions upon which they are based.
As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We are familiar with both the Company and the Buyer. We issue periodic research reports regarding the business and prospects of the Company, and we make a market in the stock of the Company. We have previously provided investment banking services to the Company, including, but not limited to, in connection with the initial public offering of the common stock of the Company and with the Company’s acquisition of Partners Bancorp and divestiture of certain bank branches following such acquisition, and we received customary fees for providing such investment banking services to the Company. We serve as financial adviser to the Company in connection with the Transaction, and we are entitled to receive from the Company reimbursement of our expenses and a fee for our services as financial adviser to the Company, a significant portion of which is contingent upon the consummation of the Transaction. We are also entitled to receive a fee from the Company for providing our Opinion to the Board of Directors of the Company. The Company has also agreed to indemnify us for certain liabilities arising out of our engagement, including certain liabilities that could arise out of our providing this Opinion letter. We expect to pursue future investment banking services assignments with participants in this Transaction. In the ordinary course of business, Stephens Inc. and its affiliates and employees at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt, equity or derivative securities of any participants in the Transaction.
We are not legal, accounting, regulatory, or tax experts, and we have relied solely, and without independent verification, on the assessments of the Company and its other advisors with respect to such matters. We have assumed, with your consent, that the Transaction will not result in any materially adverse legal, regulatory, accounting or tax consequences for the Company or its shareholders and that any reviews of legal, accounting, regulatory or tax issues conducted as a result of the Transaction will be resolved favorably to the Company and its shareholders. We do not express any opinion as to any tax or other consequences that might result from the Transaction.
The Opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof and on the information made available to us as of the date hereof. Market price data used in connection with this Opinion is based on reported market closing prices as of December 17, 2025. It should be understood that subsequent developments may affect this Opinion and that we do not have any obligation to update, revise or reaffirm this Opinion or otherwise comment on events occurring after the date hereof. We further note that volatility or disruptions in the credit and financial markets relating to, among other things, potential future changes in the rate of inflation or prevailing rates of interest or other market developments or disruptions, or the effects of any global conflicts or hostilities or any other disaster or adversity, may or may not have an effect on the Company or the Buyer, and we are not expressing an opinion as to the effects of such volatility or disruptions on the Transaction or any party to the Transaction. We further express no opinion as to the prices at which shares of the Buyer’s or Company’s common stock may trade at any time subsequent to the announcement of the Transaction.
In connection with developing this Opinion, we have assumed that, in all respects material to our analyses:
(i)
the Transaction and any related transactions will be consummated on the terms of the latest draft of the Merger Agreement provided to us, without material waiver or modification;

(ii)
the representations and warranties of each party in the Merger Agreement and in all related documents and instruments referred to in the Merger Agreement are true and correct;

(iii)
each party to the Merger Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

(iv)
all conditions to the completion of the Transaction will be satisfied within the time frames contemplated by the Merger Agreement without any waivers;

(v)
that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the Transaction and any related transactions, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the Transaction to the Shareholders;

(vi)
there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or the Buyer since the date of the most recent financial statements made available to us, and that no legal, political, economic, regulatory or other development has occurred that will adversely impact the Company or the Buyer; and

(vii)
the Transaction will be consummated in a manner that complies with applicable law and regulations.

This Opinion is directed to, and is for the use and benefit of, the Board of Directors of the Company (in its capacity as such) solely for purposes of assisting with its review and deliberations regarding the Transaction. Our Opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, the merits of the Transaction as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person or entity as to any specific action that should be taken in connection with the Transaction, including with respect to how to vote or act with respect to the Transaction.

This Opinion is not intended to confer any rights or remedies upon any other person or entity. In addition, except as explicitly set forth in this letter, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, whether relative to the compensation to other shareholders of the Company or otherwise.
Our Fairness Opinion Committee has approved the Opinion set forth in this letter. Neither this Opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission. Notwithstanding the foregoing, this Opinion and a summary discussion of our underlying analyses and role as financial adviser to the Company may be included in communications to shareholders of the Company, provided that this Opinion letter is reproduced in its entirety, and we approve of the content of such disclosures prior to any filing, distribution or publication of such shareholder communications and prior to distribution of any amendments thereto.
Based on the foregoing and our general experience as investment bankers, and subject to the limitations, assumptions and qualifications stated herein, we are of the opinion, on the date hereof, that the consideration to be received by the Shareholders in the Transaction is fair to them from a financial point of view.
Very truly yours,
STEPHENS INC.

Annex D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024
OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

Commission File Number 001-41505

LINKBANCORP, Inc.
(Exact name of registrant as specified in its charter)

Pennsylvania	82-5130531
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1250 Camp Hill Bypass, Suite 202
Camp Hill, PA 17011
(Address of principal executive offices)
Registrant’s telephone number, including area code: (855) 569-2265
Former name, former address, and former fiscal year, if changed since last report: NA

Securities registered pursuant to Section 12(b) of the Act.
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	LNKB	The NASDAQ Stock Market LLC
Securities registered pursuant to Section 12(g) of the Act: None
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒
Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐
Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Smaller Reporting Company	☒
		Emerging Growth Company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒
The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock as reported on NASDAQ as of June 30, 2024 was $152,003,380. For this purpose, executive officers and directors of the Registrant are considered affiliates.
The number of shares of Registrant’s Common Stock outstanding as of March 24, 2025 was 37,377,342.
DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Proxy Statement for the 2025 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K

LINKBANCORP, Inc.
ANNUAL REPORT ON FORM 10-K

D-i

Forward Looking Statements
This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (“Exchange Act”), which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” or words of similar meaning, or future or conditional verbs, such as “will,” “would,” “should,” “could,” or “may.” A forward-looking statement is neither a prediction nor a guarantee of future events. These forward-looking statements include, but are not limited to:
•
statements of our goals, intentions and expectations;

•
statements regarding our business plans, prospects, growth and operating strategies;

•
statements regarding the quality of our loan and investment portfolios; and

•
estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:
•
inflation and changes in market interest rates that reduce our margins and yields, reduce the fair value of financial instruments or reduce our volume of loan originations, or increase the level of defaults, losses and prepayments on loans we have made and make, whether held in portfolio or sold in the secondary market;

•
general economic conditions, either nationally or in our market area, that are worse than expected;

•
competition within our market area that is stronger than expected;

•
changes in the level and direction of loan delinquencies and charge-offs and changes in estimates of the adequacy of the allowance for credit losses;

•
our ability to access cost-effective funding;

•
fluctuations in real estate values and both residential and commercial real estate market conditions;

•
demand for loans and deposits in our market area;

•
our ability to continue to implement our business strategies;

•
competition among depository and other financial institutions;

•
any future FDIC insurance premium increases, or special assessment may adversely affect our earnings;

•
adverse changes in the securities markets;

•
changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

•
our ability to manage market risk, credit risk and operational risk;

•
our ability to enter new markets successfully and capitalize on growth opportunities;

•
the imposition of tariffs or other domestic or international governmental polices impacting the value of the products of our borrowers;

•
our ability to successfully integrate into our operations Partners’ assets, liabilities or systems we acquired, as well as new management personnel or customers, and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

•
changes in consumer spending, borrowing and savings habits;

•
our ability to maintain our reputation;

•
our ability to prevent or mitigate fraudulent activity;

•
changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

•
our ability to retain key employees and our existing customers;

•
a breach in security of our information systems, including the occurrence of a cyber incident or a deficiency in cyber security;

•
political instability or civil unrest;

•
risks related to a pandemic and resulting governmental and societal responses and its effects on our business and operations;

•
acts of war or terrorism;

•
our ability to evaluate the amount and timing of recognition of future tax assets and liabilities;

•
our compensation expense associated with equity benefits allocated or awarded to our employees; and

•
changes in the financial condition, results of operations or future prospects of issuers of securities that we own.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. We disclaim any obligation to revise or update any forward-looking statements contained in this Annual Report on Form 10-K to reflect future events or developments.
Item 1.
Business.

Description of Business
LINKBANCORP, Inc. (“LINKBANCORP” or the “Company”) was incorporated under the laws of the Commonwealth of Pennsylvania on April 6, 2018 and is a bank holding company under the Bank Holding Company Act of 1956, as amended. In October 2018, LINKBANCORP became a bank holding company when it completed the acquisition of Stonebridge Bank, which was subsequently renamed LINKBANK.
On September 18, 2021, the Company completed its merger with GNB Financial Services, Inc. (“GNBF”) and its wholly owned subsidiary, The Gratz Bank pursuant to which GNBF merged with and into the Company with the Company as the surviving corporation and LINKBANK merged with and into The Gratz Bank, with The Gratz Bank as the surviving institution (collectively, the “Gratz Merger”). Effective November 4, 2022, The Gratz Bank legally changed its name and began to operate under one brand under the name LINKBANK (the “Bank”).
In September 2022, the Company completed its initial public offering (“IPO”) whereby it issued and sold 5,101,205 shares of common stock at a public offering price of $7.50 per share and thereafter the Company’s common shares began trading on the Nasdaq Capital Market. The Company received net proceeds of $34.7 million after deducting underwriting discounts and commissions of $2.5 million and other offering expenses of $1.1 million. The Company contributed $20.0 million in capital to the Bank in October 2022.
On November 30, 2023, the Company completed its merger with Partners Bancorp (“Partners”), and its wholly owned subsidiaries, The Bank of Delmarva and Virginia Partners Bank, pursuant to which Partners merged with and into the Company with the Company as the surviving corporation (the “Partners Merger”). The Bank of Delmarva and Virginia Partners Bank merged with and into LINKBANK with LINKBANK as the surviving bank (the “Bank Mergers”). In connection with the announcement of the Partners Merger in the first quarter of 2023, LINKBANCORP completed a private placement of $10.0 million with certain directors of LINKBANCORP as well as other accredited investors.
On May 9, 2024, the Bank entered into a purchase and assumption agreement (the “Agreement”) with American Heritage Federal Credit Union (“AHFCU”) pursuant to which AHFCU will purchase certain assets and assume certain liabilities (the “Transaction”) of the New Jersey operations of the Bank, including all three branch locations (including two branch leases).
Under the Agreement, AHFCU will acquire substantially all of the loans, three branch locations (along with associated personal property and fixtures) and will assume substantially all of the deposits. The Federal Deposit Insurance Corporation (“FDIC”) and the National Credit Union Administration (“NCUA”) have approved the Transaction which remains subject to customary closing conditions. The Bank anticipates the Transaction will be completed on March 31, 2025.
LINKBANCORP has no material operations and conducts no business on its own other than owning the Bank. In December 2023, the GNB Investment Corp. subsidiary was dissolved.
LINKBANCORP common stock is traded on the Nasdaq Capital Market under the trading symbol “LNKB” and is subject to Nasdaq’s rules for listed companies.
LINKBANK, a Pennsylvania-chartered, non-Federal Reserve member bank, is subject to regulation and supervision by the Pennsylvania Department of Banking and Securities (“PADOBS”) and the FDIC. LINKBANCORP is the Bank’s sole shareholder.
The Bank is a full-service commercial bank providing personal and business lending and deposit services to individuals, families, nonprofit and business clients, through its digital presence on the internet and client solutions centers. The Bank has eight solutions centers in Chester, Cumberland, Dauphin, Lancaster, Northumberland and Schuylkill counties in Pennsylvania, and loan production offices in Chester and York Counties in Pennsylvania, eight solutions centers in Wicomico, Charles, Anne Arundel, and Worcester counties in Maryland, four solutions centers and a loan production office in Sussex county in Delaware, three solutions centers in Camden and Burlington counties in New Jersey, three solutions centers in Spotsylvania and Fairfax counties in Virginia, and one solutions center in the city of Fredericksburg, Virginia.
As of December 31, 2024, the Company had total consolidated assets of approximately $2.88 billion, total loans of approximately $2.26 billion, total deposits of approximately $2.36 billion and total consolidated shareholders’ equity of approximately $280.2 million.
LINKBANCORP’s principal executive offices are located at 1250 Camp Hill Bypass, Suite 202, Camp Hill, PA 17011, its phone number is 855-569-2265 and its website is ir.linkbancorp.com.
The Company is subject to the disclosure and regulatory requirements of the Exchange Act and, in accordance with the Exchange Act, it files annual, quarterly, and current reports, proxy statements, and other information with the SEC. The SEC maintains an Internet web site that contains reports, proxy statements, and other information about issuers, like us, who file electronically with the SEC. The address of the site is www.sec.gov.
Strategy and Recent Growth
Our core strategy is to further our mission of “positively impacting lives” through community banking by building strong relationships that bring value to our customers, employees, the communities we serve and our shareholders. In pursuing this mission, the Company specifically seeks to invest in the development of strong future leaders for the banking industry and our communities, to contribute to economically and socially flourishing communities, and to demonstrate the continued viability and integral role of community banking for our economic and social development. As one example of these efforts, in 2019 we launched and continue to support The LINK Foundation, established as a separate legal entity and governed by a distinct board of directors, but fully aligned with the Company’s mission. The LINK Foundation provides financial support to organizations within our markets focused on three funding priorities — developing future leaders, promoting financial literacy and fortifying personal growth.
Our business strategy seeks to provide our customers with personal service, financial sophistication and the full array of product offerings of a larger regional bank, focusing on developing local lending relationships funded by the generation of local retail and business deposits. We believe our culture of highly engaged employees enhances productivity and results in lower employee turnover, ultimately leading to greater operational efficiencies and customer loyalty. We differentiate ourselves based on high touch relationship building service, supported by the convenience of technology. We are committed to increasing our market share in the communities we serve by continuing to leverage available technology, existing branch locations, and new branch locations, and by considering other strategic growth opportunities throughout Central and Southeastern Pennsylvania, the counties of Wicomico, Charles, Anne Arundel, and Worcester counties in Maryland, Sussex county in Delaware, Spotsylvania and Fairfax counties in Virginia, and the city of Fredericksburg, Virginia and surrounding areas.
The Bank provides traditional lending, deposit gathering and cash services to retail customers, small businesses and nonprofit organizations. We offer a full array of technology solutions to our clients and continually evaluate new technologies that enhance the customer experience and allow the Bank to operate more efficiently.
The Bank does not rely on significant noninterest income growth. The management team has experience running many different product sets and subsidiaries but is focused on core deposit and loan growth.
During the year ended December 31, 2024, the Company achieved the following accomplishments:
•
Total deposits grew from $2.20 billion at December 31, 2023 to $2.36 billion at December 31, 2024, resulting in a growth rate of 7.36%;

•
Total loans held for investment grew 5.99% from $2.13 billion at December 31, 2023 to $2.26 billion at December 31, 2024;

•
Maintained strong credit quality, with total nonperforming assets at 0.60% of total assets at December 31, 2024; and

•
Net interest margin for the year ended December 31, 2024 was 3.88% compared to 3.09% for the year ended December 31, 2023.

The Company’s management team has significant experience in successfully executing bank growth strategies, including through bank mergers and acquisitions. Accordingly, as opportunities arise, we will consider growth through acquisition including whole institutions, branches or additional lines of business that are aligned with our strategy and mission, as demonstrated by our merger with Partners completed on November 30, 2023.
Current Market Area
We currently conduct our business principally through eight customer solutions centers located in Dauphin, Chester, Cumberland, Lancaster, Northumberland, and Schuylkill Counties, and loan production offices located in Chester and York Counties, in Pennsylvania, eight solutions centers in Wicomico, Charles, Anne Arundel, and Worcester counties in Maryland, four solutions centers and a loan production office in Sussex county in Delaware, three solutions centers in Camden and Burlington counties in New Jersey, three solutions centers in Spotsylvania and Fairfax counties in Virginia, and one solutions center in the city of Fredericksburg, Virginia. We will continue to consider other strategic locations in the markets we serve to further our objective to become the bank of choice in those markets. We occasionally make loans secured by properties located outside of our primary lending market, usually to borrowers with whom we have an existing relationship and who have a presence within our primary market.
While we manage our banking operations as separate regions, we operate in only one segment. Our regions are based on geographic markets, which allows each region to retain flexibility and local leadership in the unique communities we serve. We believe that this approach gives our Bank greater flexibility to better serve our markets and increases responsiveness to the needs of local customers.
Lending Activities
Our principal lending activity has been the origination of commercial real estate loans, commercial business loans, and to a lesser extent, commercial real estate construction and land development loans, residential real estate loans, home equity loans, consumer loans and agriculture loans. The Bank classifies its loan portfolio based on the collateral securing the loan, consistent with the reporting requirements of the Call Report filed with the FDIC. The Bank is predominantly oriented towards commercial customers, with approximately 79.28% of the portfolio in various types of commercial loans and 20.72% in residential real estate, consumer, and other loans at December 31, 2024. Our commercial customers are primarily small- and medium-sized businesses. Approximately 36% of the loan portfolio earns interest at a fixed rate and the remaining approximately 64% of the loan portfolio earns interest at a rate that varies or adjusts based on an underlying index at December 31, 2024.
The following table sets forth the composition of the Bank’s loan portfolio by type of loan held for investment as of December 31, 2024:
(In Thousands)	December 31, 2024	Percent
Agriculture loans	$67,741	3.00%
Construction loans	152,619	6.77
Commercial & industrial loans	245,833	10.90
Commercial real estate loans
Multifamily	211,778	9.39
Owner occupied	477,742	21.19
Non-owner occupied	628,237	27.86
Residential real estate loans
First liens	373,469	16.56
Second liens and lines of credit	76,713	3.40
Consumer and other loans	17,086	0.76
Municipal loans	3,886	0.17
	2,255,104	100%
Deferred costs	645
Allowance for credit losses	(26,435)
Total	$2,229,314
Commercial Real Estate Lending.   As of December 31, 2024, we had $1.32 billion in commercial real estate and multi-family loans, representing 58.4% of total loans. Our commercial real estate and multi-family loans generally have amortization terms of 15 to 25 years and have adjustable interest rates. The adjustable rate loans are typically fixed for the first five years and either adjust annually thereafter or have a balloon payment due at the end of the fixed term. Our commercial real estate and multi-family loans are generally tied to a margin at or above the appropriate three or five year treasury or the Prime Rate. The maximum loan-to-value ratio of our commercial real estate and multifamily loans is generally 80% of the lower of cost or appraised value of the property securing the loan. Our commercial real estate loans are typically secured by multi-family, hotel, agricultural, medical, retail, churches or other commercial properties. At December 31, 2024, our commercial real estate loans were 47.67% non-owner occupied, 36.25% owner-occupied, and 16.08% multifamily.
We consider a number of factors in originating commercial real estate and multi-family loans. We evaluate the qualifications and financial condition of the borrower, including project-level and global cash flows, credit history, and management expertise, as well as the value and condition of the property securing the loan. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower, the borrower’s experience in owning or managing similar property and the borrower’s payment history with us and other financial institutions. In evaluating the property securing the loan, the factors we consider include the net operating income of the mortgaged property before debt service and depreciation, the ratio of the loan amount to the appraised value of the mortgaged property and the debt service coverage ratio (the ratio of net operating income to debt service). We generally require a debt service ratio of at least 1.25x.
Personal guarantees are generally obtained from the principals of commercial real estate and multi-family loan borrowers, although this requirement may be waived in limited circumstances depending upon the loan-to-value ratio and the debt service ratio associated with the loan. We require property and casualty insurance and flood insurance if the property is in a flood zone area. In addition, borrowers are required to obtain title insurance unless the balance of the loan is less than $250,000. In such cases, we will require an ownership and encumbrance report relating to the title of the property.
Commercial Business (C&I) Lending.   As of December 31, 2024, we had $245.8 million in commercial business loans, representing 10.9% of total loans. Our business strategy is to increase our originations of commercial business loans. We offer commercial term loans, lines of credit, agricultural production, equipment financing, and revolving lines of credit with a target loan size of $100,000 to $5.0 million to small businesses in our market area to finance short-term working capital needs such as accounts receivable and inventory. Our commercial lines of credit are typically adjustable-rate and are generally priced on a floating rate basis utilizing the prime rate. We generally obtain personal guarantees with respect to all commercial business lines of credit.
We typically originate commercial business loans on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business, the experience and stability of the borrower’s management team, earnings projections and the underlying assumptions, and the value and marketability of any collateral securing the loan. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself and the general economic environment in our market area. Therefore, commercial business loans that we originate generally have greater credit risk than one-to-four family residential real estate loans or consumer loans. In addition, commercial business loans often result in larger outstanding balances to single borrowers, or related groups of borrowers, and also generally require substantially greater evaluation and oversight efforts.
Construction and Land Development Lending.   At December 31, 2024, $152.6 million, or 6.8% of our total loan portfolio, consisted of construction and land loans. Of these, $108.8 million were for commercial development and land loans and $43.8 million were for residential development. We offer both fixed-rate and adjustable-rate construction and land loans, although most of these loans have fixed interest rates. The maximum loan-to-value of these loans is generally 80% of the lesser of the appraised value or the purchase price of the property.
Construction and land lending generally involves greater credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction or land loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost is inaccurate, we may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project is inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment of the construction loan upon the sale of the property. Construction and land loans also expose us to the risk that improvements will not be completed on time in accordance with specifications and projected costs. In addition, the ultimate sale or rental of the property may not occur as anticipated. Land loans pose additional risk because the property generally does not produce income and may be relatively illiquid.
One-to-four family Residential Real Estate Lending.   At December 31, 2024, we had $373.5 million in residential real estate loans, representing 16.6% of total loans. These loans are originated by the Bank and underwritten by the correspondent lender in accordance with secondary market standards and The Federal National Mortgage Association, commonly known as Fannie Mae, underwriting guidelines to comply with ability to repay and qualified mortgage rules. Certain mortgage loans such as adjustable rate jumbo loans may be retained in the Bank’s loan portfolio. Based on the nature of the borrower and the related size of the loan, we may choose to retain these loans as part of our loan portfolio or sell these loans to the secondary market, which could include sales to the Federal Home Loan Bank of Pittsburgh (“FHLB”).
In underwriting residential real estate loans, we evaluate both the borrower’s ability to make monthly payments and the value of the property securing the loan. Properties securing real estate loans we make are appraised by independent appraisers. We generally require borrowers to obtain an attorney’s title opinion or title insurance, and fire and property insurance (including flood insurance, if necessary) in an amount not less than the amount of the loan.
Home Equity Loans.   At December 31, 2024, we had $76.7 million of home equity loans reported within residential real estate loans, representing 3.4% of our total loan portfolio. Home equity loans consists of either revolving lines of credit, term, or second mortgage loans secured by one-to-four family residential real estate. These loans are underwritten based on repayment capacity and source, value of the underlying property, and credit history. Home equity loans are generally considered to have more credit risk than traditional one-to-four family residential loans because the Bank tends to have a subordinate lien position. Our home equity loans are secured by a first or second mortgage on the borrower’s principal residence or their second/vacation home (excluding investment/rental property) generally at a maximum current loan-to-value ratio of 80%. There are minimum credit score standards, maximum debt to income ratios and credit requirements on each home equity product that is defined in the Bank’s credit policy. All credit decisions for home equity loans are made centrally by the Bank’s consumer lending department.
Consumer Lending.   To a much lesser extent, we offer a variety of consumer loans to individuals who reside or work in our market area. At December 31, 2024, our consumer loan portfolio totaled $17.1 million, or 0.8% of our total loan portfolio, and $6.8 million of our consumer loans were unsecured (excluding overdraft accounts).
Consumer loans can have either a variable rate based on the index of Wall Street Journal Prime rate or a fixed-rate of interest for a term of up to 10 years, depending on the type of collateral, product and the creditworthiness of the borrower. Our lending policy allows for unsecured, non-real estate secured, and real estate secured loan products that are either installment or open end credit. Our consumer loans may be secured with deposits, automobiles, motorcycles, or real property.
Our consumer loan policy sets forth our underwriting guidelines overall for all loan applications and addresses specific guidelines such as acceptable loan amounts, credit score, debt-to-income ratios, loan-to-value ratios, and collateral allowable by product type. The policy guidelines address applications, structuring, stability, credit standards, collateral, consumer compliance, insurance requirements and appraisal requirements.
Other Loans.   In addition to the loan types discussed above, the Company also originates agricultural loans and municipal loans. At December 31, 2024, our agricultural loan portfolio totaled $67.7 million or 3.0% of our total loan portfolio and municipal loans totaled $3.9 million or 0.2% of our total loan portfolio. The agricultural loan portfolio consists of loans to local farmers and agricultural businesses that are generally secured by farmland and equipment. The municipal loan portfolio consists of loans to qualified local municipalities, which are generally supported by the taxing authority of the borrowing municipality, and is frequently secured by collateral.
Lending Concentrations
The federal banking regulators have issued guidance for those institutions which are deemed to have concentrations in commercial real estate lending. Pursuant to the supervisory criteria contained in the guidance for identifying institutions with a potential commercial real estate concentration risk, institutions which have (1) total reported loans for construction, land development and other land acquisitions which represent 100% or more of an institution’s total risk-based capital; or (2) total commercial real estate loans representing 300% or more of the institution’s total risk-based capital and the institution’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months are identified as having potential commercial real estate concentration risk. Institutions which are deemed to have concentrations in commercial real estate lending are expected to employ heightened levels of risk management with respect to their commercial real estate portfolios and may be required to hold higher levels of capital. The Company, like many community banks, has a concentration in commercial real estate loans, and the Company has experienced growth in its commercial real estate portfolio in recent years, including through the Partners Merger.
At December 31, 2024, non-owner-occupied commercial real estate loans (including construction, land and land development loans, and multifamily) represented 365.65% of total risk based capital. Construction, land and land development loans represented 55.97% of total risk based capital. Management has implemented and continues to maintain heightened risk management procedures and prudent underwriting criteria with respect to its commercial real estate portfolio. Loan monitoring practices include but are not limited to periodic stress testing analysis to evaluate changes to cash flows and changes in collateral values to determine the loan level of stress over key underwriting metrics such as debt service coverage ratios, loan-to-value ratios, etc. Nevertheless, we may be required to maintain higher levels of capital as a result of our commercial real estate concentrations, which could require us to obtain additional capital and may adversely affect shareholder returns. The Company’s Capital Policy and Capital Plan has established internal minimum targets for regulatory capital ratios that are in excess of well capitalized ratios.
At December 31, 2024, the Company had no concentrations of loans in any one industry exceeding 10% of its total loan portfolio. An industry for this purpose is defined as a group of businesses that are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.
Credit Risk Management
Loan Approval Procedures and Authority.   Pursuant to applicable law, the aggregate amount of loans that we are permitted to make to any one borrower or a group of related borrowers is generally limited to 15% of the Bank’s unimpaired capital and surplus (25% if the amount in excess of 15% is secured by “readily marketable highly liquid collateral” or 30% for certain residential development loans). Our legal lending limit was $42.4 million at December 31, 2024. In addition, we have established an in-house target that is less than the legal limits on loans to one borrower. Our in-house target was $25.0 million at December 31, 2024. At December 31, 2024, our largest credit relationship totaled $24.1 million, comprised of four separate facilities, most of which are secured by real estate. Each of these loans was performing in accordance with its terms at December 31, 2024.
Our lending activities follow written, nondiscriminatory underwriting standards and loan origination procedures established by our board of directors and management. The Bank has established the Senior Loan Committee (SLC) to be able to more efficiently service our commercial customers, prudently manage credit risks, and effectively insure that credit policies are followed. The SLC requires a quorum of the Chief Executive Officer, Holding Company President, Bank President, Chief Credit Officer, Senior Credit Officers, and Market Chief Executive Officers. Each of these individuals have extensive experience in the approval of commercial loans. The SLC has authority to approve loans beginning over $7.5 million up to and including $15 million. In addition, the Directors Loan Committee (DLC) has authority to approve loans over $15 million up to the legal lending limit of the Bank (with the exception of Regulation O (insider) loans which need to be approved by the Board of Directors).
The loan approval structure prohibits any single signature loan authority. Dual signatures are in effect up to $7.5 million. The Chief Executive Officer and Chief Credit Officer have been given dual signature authority up to $15 million in situations where timing is essential. These approvals must be ratified by SLC at the next meeting.
Ongoing Credit Risk Management.   In addition to the underwriting process referenced above, we perform ongoing risk monitoring and review processes for all credit exposures. Although we grade and classify our loans internally, we have an independent third-party professional firm perform regular loan reviews to confirm loan classifications. We strive to identify potential problem loans early in an effort to aggressively seek resolution of these situations before the loans create a loss, record any necessary charge-offs promptly and maintain adequate allowance for credit losses levels.
Although we maintain a cautious credit outlook due to continued uncertainty in the economic environment, we believe the Bank is very well positioned for the months ahead given a strong credit loss reserve, application of prudent underwriting standards and a diverse loan portfolio, which does not include a significant concentration of loans in office, restaurants, lodging or other industries that are perceived to be at higher risk in the current economic environment.
Allowance for Credit Losses.   The allowance for credit losses is evaluated on a quarterly basis by management, with assistance from a third-party provider and primarily incorporates a discounted cash flow model utilizing Federal Open Market Committee forecasts and is impacted by the size and composition of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. As of December 31, 2024, the allowance for credit losses was 1.17% of total loans.

Investments
The Company’s board of directors is responsible for approving and overseeing the investment policy. The investment policy is reviewed at least annually by management and any changes to the policy are recommended to the board of directors and are subject to its approval. This policy dictates that investment decisions be made based on the safety of the investment, regulatory standards, liquidity requirements, potential returns and consistency with our interest rate risk management strategy. The Company also uses the investment portfolio to collateralize municipal deposits. The asset liability management committee, which consists of our Chief Executive Officer, LINKBANCORP President, LINKBANK President and Executive Vice President of LINKBANCORP, Chief Financial Officer, Chief Credit Officer, Chief Risk Officer, Chief Operations and Technology Officer, Treasurer, and other market leaders oversees the Company’s investing activities and strategies.
The current investment policy authorizes the Company to invest in debt securities issued by the U.S. government and its agencies or government sponsored enterprises. In addition, management is authorized to invest in investment grade state and municipal obligations. The policy also permits investments in mortgage-backed securities, including pass-through securities, issued and guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae, as well as investments in corporate debentures, federal funds and deposits in other insured institutions. The Company also is required to maintain an investment in FHLB stock, which investment is based primarily on the level of the Company’s FHLB borrowings. Additionally, the Company is required to maintain an investment in Federal Reserve Bank of Philadelphia stock equal to six percent of its capital and surplus. The Company does not engage in any investment hedging activities or trading activities, nor does it purchase any high-risk mortgage derivative products, corporate junk bonds, and certain types of structured notes.
At December 31, 2024, the Company had a portfolio of investment securities available for sale which is reported at fair value and a portfolio of held to maturity investment securities that were carried at amortized cost.
Source of Funds
Generally, deposits are the Company’s primary source of funds for use in lending and investment activities. We may also use borrowings, primarily FHLB advances, to supplement cash flow needs, as necessary. In addition, we receive funds from scheduled loan payments, loan prepayments, and income on interest-earning assets. While scheduled loan payments and income on interest-earning assets are a relatively stable source of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.
Deposits.   We obtain most of our deposits from small- and medium-sized businesses, retail customers, and non-profit customers within our market area. We solicit deposits through our relationship-driven team of dedicated and accessible bankers and through community-focused marketing. We emphasize obtaining deposit relationships at loan origination. We have invested in personnel, business and compliance processes and technology that enable us to acquire, and efficiently and effectively serve, a wide array of business deposit accounts, while continuing to provide the level of customer service for which we are known. We currently offer a comprehensive range of business deposit products and services to assist with the banking needs of our business customers, including a variety of remote deposit and cash management products along with commercial transaction accounts. We also provide online banking, mobile banking, and direct deposit services.
We offer a selection of deposit accounts, including demand accounts (interest-bearing and noninterest-bearing), money market deposit accounts, savings accounts and certificates of deposit. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. At December 31, 2024, our core deposits (which includes all deposits except for time deposit accounts greater than $250,000, brokered deposits, and the deposits currently classified as held for sale) totaled $2.09 billion or 88.62% of our total deposits. At December 31, 2024, we had $103.6 million in brokered deposits, all maturing in the first half of 2025. Our reciprocal CDARS and ICS deposits totaled $221.4 million at December 31, 2024. Management utilizes brokered deposits as a supplement to core deposit funding from time to time and does not consider brokered deposits to be a primary source of funding.

The following table sets forth the distribution of total deposits for the Bank by account type as of December 31, 2024.
	December 31, 2024
(In Thousands)	Amount	%
Demand, noninterest-bearing	$658,646	27.89%
Demand, interest-bearing	525,173	22.25
Money market and savings	540,030	22.88
Time deposits, $250 and over	164,901	6.99
Time deposits, other	368,217	15.60
Brokered time deposits	103,615	4.39
Total Deposits	$2,360,582	100.00%
The above table does not include deposits that are held for sale related to the New Jersey branch sale.
Other than reciprocal CDARS and ICS deposits, and brokered deposits, all deposits are generated from in-market relationships through our Client Solutions Centers.
Borrowings.   We obtain advances from the FHLB upon the security of our capital stock in the FHLB and certain of our loans. Such advances may be made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. As of December 31, 2024 we had $50.0 million in outstanding FHLB advances, of which $10 million matured in January 2025 and $40 million matures in February 2026. At December 31, 2024, we had remaining available capacity with FHLB, subject to certain collateral restrictions, of approximately $723.8 million.
At December 31, 2024, the Company had subordinated notes outstanding with a carrying value of $62.0 million. Of this amount, $20.1 million was acquired in the Gratz Merger and bear interest at a fixed interest rate of 5.0% per year for five years and then float at an index tied to the Secured Overnight Finance Rate (“SOFR”). The notes have a term of ten years, with a maturity date of October 1, 2030. The notes are redeemable at the option of the Company, in whole or in part, subject to any required regulatory approvals after five years or October 1, 2025.
Subordinated notes with carrying value of $21.9 million were assumed in the Partners Merger within two tranches of debt issuances. The first tranche has a face value of $4.5 million and bear interest at a fixed rate of 6.875% per year for four years. The second tranche has a face value of $18.05 million and bear interest at a fixed rate of 6.0% per year for 18 additional months.
The remaining subordinated notes of $20.0 million bear interest at a fixed interest rate of 4.5% per year for five years and then float at an index tied to the Secured Overnight Finance Rate (“SOFR”). The notes have a term of ten years, with a maturity date of April 15, 2032. The notes are redeemable at the option of the Company, in whole or in part, subject to any required regulatory approvals after five years, or April 15, 2027.
Competition
Commercial banking in our locations is extremely competitive. For example, as of June 30, 2024 (the most recent date for which data is available), data provided by the FDIC Deposit Market Share Report indicated that within the Company’s current physical locations, there were 112 different FDIC-insured institutions operating a total of 1,307 offices.
The Company’s market areas are served by branches of the largest banks in the Mid-Atlantic region, some of which are among the largest institutions in the United States. We must compete in our current and future growth market areas with large regional and nationwide banking organizations, other federally and state-chartered financial institutions such as savings and loan institutions and credit unions, mortgage companies, and other lenders engaged in the business of extending commercial credit. Many of the Company’s competitors have broader geographic markets and higher lending limits than we do and are also able to provide more services and make greater use of media advertising. Competitive threats also continue to emerge from in- and out-of-market providers and entities with powerful non-traditional and sometimes unregulated products, services, and technology, including numerous new fintech firms. The Bank’s comparatively small branch network will be a competitive disadvantage in attracting retail customers since a number of large national bank and regional state bank franchises have significant branch office coverage in the Bank’s market area.
Human Capital
We believe our employees are our most valuable asset. We are committed to building a culture of integrity and excellence and seek to provide a challenging and rewarding work environment in which employees are supported professionally. Our team members receive benefits including competitive compensation, comprehensive medical, dental and vision coverage, 401(k) plan with employer contributions and short-term and long-term disability coverage.
As of December 31, 2024, the Company had 298 full-time and 29 part time employees.
REGULATION AND SUPERVISION
LINKBANCORP, is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the “BHC Act”). As such, it is registered with, subject to examination and supervision by, and otherwise required to comply with the rules and regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve”).
The Bank is a Pennsylvania-chartered commercial bank subject to extensive regulation by the PADOBS and the FDIC. The Bank’s deposit accounts are insured up to applicable limits by the FDIC. The Bank must file reports with the PADOBS and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions, such as mergers or acquisitions with other depository institutions. There are periodic examinations of the Bank by the PADOBS and the FDIC to review the Bank’s compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which a commercial bank can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulation, whether by the PADOBS, the FDIC, the Federal Reserve Board or Congress could have a material impact on the operations of the Bank.
Set forth below is a brief description of material regulatory requirements that are or will be applicable to LINKBANCORP, and the Bank. The description is limited to certain material aspects of the statutes and regulations addressed, is not intended to be a complete description of such statutes and regulations and their effects on LINKBANCORP and the Bank, and is qualified in its entirety by reference to the actual statutes and regulations involved.
Bank Regulation
Capital Requirements
Federal regulations require FDIC-insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets of 8%, and a 4% Tier 1 capital to total assets leverage ratio.
For purposes of the regulatory capital requirements, common equity Tier 1 capital is generally defined as common shareholders’ equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions such as the Bank, that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income (“AOCI”), up to 45% of net unrealized gains on available for sale equity securities with readily determinable fair market values. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.
In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one-to four-family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.
In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.
In assessing an institution’s capital adequacy, the FDIC takes into consideration, not only these numeric factors, but qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions where deemed necessary.
Notwithstanding the foregoing, the FDIC established the community bank leverage ratio (tier 1 capital to average consolidated assets) at 9% for institutions under $10 billion in assets that such institutions may elect to utilize in lieu of the general applicable risk-based capital requirements under Basel III. Such institutions that meet the community bank leverage ratio and certain other qualifying criteria will automatically be deemed to be well-capitalized. Eligible institutions may opt into and out of the community bank ratio framework on their quarterly call report. The Bank did not elect to follow the community bank leverage ratio as of December 31, 2024.
At December 31, 2024, the Bank exceeded all regulatory capital requirements and was considered to be well-capitalized based on FDIC guidelines.
Loans-to-One Borrower
Generally, a Pennsylvania-chartered commercial bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of capital. An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. As of December 31, 2024, the Bank was in compliance with the loans-to-one borrower limitations.
Capital Distributions
The Pennsylvania Banking Code states, in part, that dividends may be declared and paid only out of accumulated net earnings and may not be declared or paid unless surplus is at least equal to capital. Dividends may not reduce surplus without the prior consent of the PADOBS. In addition, the Federal Deposit Insurance Act provides that an insured depository institution may not make any capital distribution if, after making such distribution, the institution would fail to meet any applicable regulatory capital requirement.
Community Reinvestment Act and Fair Lending Laws
All insured institutions have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income borrowers. The FDIC is required to assess the Bank’s record of compliance with the Community Reinvestment Act. Failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications, such as branches or mergers, or in restrictions on its activities. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the FDIC, as well as other federal regulatory agencies and the Department of Justice.
On October 24, 2023, the FDIC and the other federal bank regulatory agencies issued a final rule to strengthen and modernize the federal CRA regulations. Under the final rule, banks with assets of at least $2 billion as of December 31 in both of the prior two calendar years will be a “large bank.” The FDIC will evaluate large banks under four performance tests: the Retail Lending Test, the Retail Services and Products Test, the Community Development Financing Test, and the Community Development Services Test. The applicability date for the majority of the provisions in the CRA regulations is January 1, 2026, and additional requirements will be applicable on January 1, 2027. However, the new CRA regulations are subject to ongoing litigation, including a preliminary injunction preventing the agencies from enforcing the rule and delaying its applicability dates while the injunction remains in effect. Ultimately, if and when the injunctive effect of the litigation is lifted, the implementation date will subject to an additional tolling period commensurate with the period the preliminary injunction was in effect.
The Community Reinvestment Act requires all institutions insured by the FDIC to publicly disclose their rating. The Bank received a “satisfactory” rating in its most recent federal examination.
Cybersecurity
Banking organizations are required to notify their primary federal regulator as soon as possible, and no later than 36 hours after, the banking organization determines that a “computer-security incident” rising to the level of a “notification incident” has occurred. Notification is required for incidents that have materially affected or are reasonably likely to materially affect the viability of a banking organization’s operations, its ability to deliver banking products and services, or the stability of the financial sector. Service providers are required under the rule to notify affected banking organization customer as soon as possible when the provider determines that it is experienced a computer-security incident that has materially affected or is reasonably likely to materially affect the banking organization’s customers for four or more hours.
Transactions with Related Parties
A state-chartered bank’s authority to engage in transactions with its affiliates is limited by Sections 23A and 23B of the Federal Reserve Act and federal regulation. An affiliate is generally a company that controls or is under common control with an insured depository institution, such as the Bank. The Company is an affiliate of the Bank because of its control of the Bank. In general, transactions between an insured depository institution and its affiliates are subject to certain quantitative limits and collateral requirements. In addition, federal regulations prohibit a state-chartered bank from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary. Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve the purchase of low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates.
The Bank’s authority to extend credit to its directors, executive officers and 10% shareholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve. Among other things, these provisions generally require that extensions of credit to insiders be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the Bank’s capital. In addition, extensions of credit in excess of certain limits must be approved by the Bank’s Board. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Standards for Safety and Soundness
Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to implement an acceptable compliance plan. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order or the imposition of civil money penalties.
Prompt Corrective Regulatory Action
Federal law requires, among other things, that federal bank regulatory authorities take “prompt corrective action” with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.
An institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is “undercapitalized” if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%. An institution is deemed to be “significantly undercapitalized” if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is considered to be “critically undercapitalized” if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.
Generally, the PADOBS is required to appoint a receiver or conservator for a state-chartered bank that is “critically undercapitalized” within specific time frames. The regulations also provide that a capital restoration plan must be filed with the FDIC within 45 days of the date that an institution is deemed to have received notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Any bank holding company of an institution that is required to submit a capital restoration plan must guarantee performance under the plan in an amount of up to the lesser of 5% of the institution’s assets at the time it was deemed to be undercapitalized by the FDIC or the amount necessary to restore the institution to adequately capitalized status. This guarantee remains in place until the FDIC notifies the institution that it has maintained adequately capitalized status for each of four consecutive calendar quarters. Institutions that are undercapitalized become subject to certain mandatory measures, such as restrictions on capital distributions and asset growth. The PADOBS may also take any one of a number of discretionary supervisory actions against undercapitalized institutions, including the issuance of a capital directive and the replacement of senior executive officers and directors.
At December 31, 2024, the Bank met the criteria for being considered “well capitalized.”
Enforcement
The PADOBS maintains enforcement authority over the Bank, including the power to issue cease and desist orders and civil money penalties and to remove directors, officers or employees. It also has the power to appoint a conservator or receiver for a bank upon insolvency, imminent insolvency, unsafe or unsound condition or certain other situations. The FDIC has primary federal enforcement responsibility over non-member state banks and has authority to bring actions against the institution and all institution-affiliated parties, including shareholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful actions likely to have an adverse effect on the bank. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. In general, regulatory enforcement actions occur with respect to situations involving unsafe or unsound practices or conditions, violations of law or regulation or breaches of fiduciary duty. Federal and Pennsylvania laws also establish criminal penalties for certain violations.
Federal Insurance of Deposit Accounts
The maximum amount of deposit insurance for banks, savings institutions and credit unions is $250,000 per depositor. Assessments for most insured depository institutions are now based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of failure within three years. The assessment range (inclusive of possible adjustments) is for institutions of the Bank’s size 2.5 basis points to 32 basis points as of December 31, 2024. The FDIC has authority to increase insurance assessments and also to issue special assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what assessment rates will be in the future.
Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition or violation that may lead to termination of our deposit insurance.
Prohibitions Against Tying Arrangements
State-chartered banks are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.
FHLB System
The Bank is a member of the FHLB System, which consists of 11 regional FHLBs. The FHLB System provides a central credit facility primarily for member institutions as well as other entities involved in home mortgage lending. As a member of the FHLB of Pittsburgh, the Bank is required to acquire and hold shares of capital stock in the FHLB. As of December 31, 2024, the Bank was in compliance with this requirement. The Bank is able to borrow from the FHLB of Pittsburgh, which provides an additional source of liquidity for the Bank.
Other Regulations
Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank’s operations are also subject to federal laws applicable to credit transactions, such as the:
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Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

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Real Estate Settlement Procedures Act, requiring that borrowers for mortgage loans for one-to four-family residential real estate receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;

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Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

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Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

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Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

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Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

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Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of the Bank also are subject to the:
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Truth In Savings Act, which requires banks to provide consumers with disclosures about terms and cost of deposit accounts and imposes requirements for deposit account advertisements;

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Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

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Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

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Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

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USA PATRIOT Act, which requires banks operating to, among other things, establish broadened anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

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Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties.

Bank Holding Company Regulation
General
The Company, as a bank holding company controlling the Bank, is subject to regulation and supervision by the Federal Reserve under the BHC Act. The Company is periodically examined by and required to submit reports to the Federal Reserve and must comply with the Federal Reserve’s rules and regulations. Among other things, the Federal Reserve has authority to restrict activities by a bank holding company that are deemed to pose a serious risk to the subsidiary bank.
Permissible Activities
A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings and loan association whose direct and indirect activities are limited to those permitted for bank holding companies.
The Gramm-Leach-Bliley Act of 1999 authorized a bank holding company that meets specified conditions, including being “well capitalized” and “well managed,” to opt to become a “financial holding company” and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. A “financial holding company” may engage in a broader array of financial activities than permitted a typical bank holding company. Such activities can include insurance underwriting and investment banking. The Company has not elected “financial holding company” status.
Capital
Bank holding companies are subject to consolidated regulatory capital requirements, which have historically been similar to, though less stringent than, those of the for the Bank. The Dodd Frank Act, however, required the Federal Reserve to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. As a result, consolidated regulatory capital requirements identical to those applicable to the subsidiary banks generally apply to bank holding companies. However, the Federal Reserve has provided a “Small Bank Holding Company” exception to its consolidated capital requirements, and subsequent legislation and the related issuance of regulations by the Federal Reserve have increased the threshold for the exception to $3.0 billion of consolidated assets. Consequently, bank holding companies such as the Company with less than $3.0 billion of consolidated assets are not subject to the consolidated holding company capital requirements unless otherwise directed by the Federal Reserve.
Source of Strength
The Federal Reserve has issued regulations requiring that all bank holding companies serve as a source of strength to their subsidiary depository institutions by providing financial, managerial and other support in times of an institution’s distress.
Dividends and Stock Repurchases
The Federal Reserve has issued a policy statement regarding the payment of dividends by holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall supervisory financial condition. Separate regulatory guidance provides for prior consultation with Federal Reserve staff concerning dividends in certain circumstances such as where the company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company’s overall rate or earnings retention is inconsistent with the company’s capital needs and overall financial condition. The ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized.
The regulatory guidance also states that a bank holding company should consult with Federal Reserve supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the bank holding company is experiencing financial weaknesses or the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred.
There is a separate requirement that a bank holding company give the Federal Reserve prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve order or directive, or any condition imposed by, or written agreement with, the Federal Reserve. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.
These regulatory policies may affect the ability of the Company to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.
Acquisition of Control of the Company
Under the Change in Bank Control Act, no person or group of persons may acquire control of a bank holding company such as the Company unless the Federal Reserve has prior written notice and has not issued a notice disapproving the proposed acquisition. In evaluating such notices, the Federal Reserve takes into consideration such factors as the financial resources, competence, experience and integrity of the acquirer, the future prospects the bank holding company involved and its subsidiary bank and the competitive effects of the acquisition. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock. Acquisition of more than 10% of any class of a bank holding company’s voting stock constitutes a rebuttable presumption of control under the regulations under certain circumstances including where, as is the case with the Company, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.
Emerging Growth Company Status
The Jumpstart Our Business Startups Act (the “JOBS Act”), made numerous changes to the federal securities laws to facilitate access to capital markets. Under the JOBS Act, a company with total annual gross revenues of less than $1.235 billion during its most recently completed fiscal year qualifies as an “emerging growth company.” The Company qualifies as an emerging growth company under the JOBS Act.
An “emerging growth company” may choose not to hold shareholder votes to approve annual executive compensation (more frequently referred to as “say-on-pay” votes) or executive compensation payable in connection with a merger (more frequently referred to as “say-on-golden parachute” votes). An emerging growth company also is not subject to the requirement that its auditors attest to the effectiveness of the company’s internal control over financial reporting, and can provide scaled disclosure regarding executive compensation; however, the Company will also not be subject to additional executive compensation disclosure so long as it remains a “smaller reporting company” under Securities and Exchange Commission regulations (generally less than $250 million of voting and non-voting equity held by non-affiliates or less than $100.0 million in annual revenue). Finally, an emerging growth company may elect to comply with new or amended accounting pronouncements in the same manner as a private company, but must make such election when the company is first required to file a registration statement. The Company has elected to comply with new or amended accounting pronouncements in the same manner as a private company.
A company loses emerging growth company status on the earlier of: (i) the last day of the fiscal year of the company during which it had total annual gross revenues of $1.235 billion or more; (ii) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the company pursuant to an effective registration statement under the Securities Act of 1933; (iii) the date on which such company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which such company is deemed to be a “large accelerated filer” under Securities and Exchange Commission regulations (generally, at least $700 million of voting and non- voting equity held by non-affiliates).
Sarbanes-Oxley Act of 2002
The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Company has policies, procedures and systems designed to comply with these regulations, and will review and document such policies, procedures and systems to ensure continued compliance with these regulations.
Item 1A.
Risk Factors.

An investment in our common stock is subject to risks inherent in our business. The material risks and uncertainties that management believes affect us are described below. You should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this report and our other filings with the Securities and Exchange Commission. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair our business operations. This report is qualified in its entirety by these risk factors.
Risks Related to Our Business
The Company may be unable to effectively manage its rapid growth.
The Company’s business strategy anticipates the rapid expansion of its business to pursue existing and potential market opportunities. On November 30, 2023, the Company completed the acquisition of Partners

Bancorp which more than doubled the size of the Company. This high pace of growth places significant demands on the Company’s management and operational resources. In order to manage such growth effectively, the Company must implement effective operational systems, procedures and internal controls. Failure to implement these systems, procedures and controls on a timely basis could materially and adversely affect the Company’s results of operation or financial condition. Further, the Company’s continued expansion of its business may include entering new lines of business or introducing new products and services. We cannot assure you that the Company will be successful in such expansion efforts and any failure could materially and adversely affect the Company’s results of operation or financial condition.
The merger with Partners Bancorp and any future acquisitions could disrupt the Company’s business and adversely affect our results of operations, financial condition and cash flows.
On November 30, 2023, the Company completed the acquisition of Partners Bancorp. The Company may choose to expand in the future by making additional acquisitions, including other financial institutions, branches or fee- based businesses, that could be material to its business, results of operations, financial condition and cash flows. Acquisitions, including the merger with Partners Bancorp, involve many risks, including the following:
•
an acquisition may negatively affect the Company’s results of operations, financial condition or cash flows because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

•
the Company may encounter difficulties or unforeseen expenditures in integrating the operations of any company that it acquires, particularly if key personnel of the acquired company decide not to work for us;

•
an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

•
an acquisition, and in particular the Partners Merger, will involve the entry into geographic or business markets in which the Company has little or no prior experience or where competitors have stronger market positions;

•
if the Company incurs debt to fund such acquisition, such debt may subject us to material restrictions on our ability to conduct our business as well as financial maintenance covenants; and

•
the Company issued a significant amount of equity securities in connection with the Partners Merger, such that existing shareholders will be diluted and earnings per share may decrease.

The occurrence of any of these risks could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.
A significant portion of the Company’s loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt its business.
The vast majority of the Company’s loans have real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A weakening of the real estate market in the Company’s primary market areas could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on the Company’s profitability and asset quality. If the Company is required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, the Company’s earnings and capital could be adversely affected. Acts of nature, including hurricanes, tornadoes, earthquakes, fires and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact the Company’s financial condition.
The Company’s loan portfolio contains a number of real estate loans with relatively large balances.
The Company’s loan portfolio contains a number of real estate loans with relatively large balances. The deterioration of one or a few of these loans could cause a significant increase in nonperforming loans, which could result in a net loss of earnings, an increase in the provision for credit losses and an increase in loan charge-offs, all of which could have a material adverse effect on the Company’s financial condition and results of operations.
Commercial real estate loans may increase the Company’s exposure to credit risk.
At December 31, 2024, the Company’s commercial real estate loans totaled $1.32 billion, or 58.4%, of our total loan portfolio. Loans secured by commercial real estate are generally viewed as having more risk of default than loans secured by residential real estate or consumer loans because repayment of the loans often depends on the successful operation of the property, the income stream of the borrowers, the accuracy of the estimate of the property’s value at completion of construction, and the estimated cost of construction. Such loans are generally more risky than loans secured by consumer loans because those loans are typically not secured by real estate collateral. An adverse development with respect to one lending relationship can expose the Company to a significantly greater risk of loss compared with a single-family residential mortgage loan because the Company typically has more than one loan with such borrowers. Additionally, these loans typically involve larger loan balances to single borrowers or groups of related borrowers compared with single-family residential mortgage loans. Therefore, the deterioration of one or a few of these loans could cause a significant decline in the related asset quality. If the Company’s primary market areas experience an economic slowdown, these loans represent higher risk and could result in a sharp increase in loans charged off and could require the Company to significantly increase its allowance for credit losses, which could have a material adverse impact on its business, financial condition, results of operations, and cash flows.
Repayment of commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value.
At December 31, 2024, $245.8 million, or 10.90% of our total loan portfolio, consisted of commercial business loans. The Company’s commercial business loans are originated primarily based on the identified cash flow and general liquidity of the borrower and secondarily on the underlying collateral provided by the borrower and/or repayment capacity of any guarantor. The borrower’s cash flow may be unpredictable, and collateral securing these loans may fluctuate in value. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use. In addition, business assets may depreciate over time, may be difficult to appraise, and may fluctuate in value based on the success of the business. Accordingly, the repayment of commercial business loans depends primarily on the cash flow and credit worthiness of the borrower and secondarily on the underlying collateral value provided by the borrower and liquidity of the guarantor.
A portion of the Bank’s loan portfolio consists of loan participations. Loan participations may have a higher risk of loss than loans the Bank originates because it is not the lead lender, and the Bank has limited control over credit monitoring.
The Bank participates in commercial real estate loans with other financial institutions from time to time in which it is not the lead lender. The Bank’s commercial real estate loan participations are generally located in Pennsylvania although the Bank has from time to time participated in loans located in the states of Maryland, Delaware and Virginia. The Bank also occasionally participates in commercial business loans with other financial institutions in which it is not the lead lender. These loans are limited to our geographic lending market and are generally secured by blanket UCC liens. At December 31, 2024, commercial real estate loan participations for which the Bank was not the lead lender totaled $74.8 million, or 5.7% of our commercial real estate loan portfolio. Commercial business loan participations for which the Bank was not the lead lender totaled $14.1 million, or 5.7% of our commercial business loan portfolio. Construction loan participations for which the Bank was not the lead lender totaled $4.7 million, or 3.1% of our construction loan portfolio.
The Bank underwrites each commercial real estate loan, commercial business loan and commercial construction loan that it participates in and establishes the loan classification and loan provision using the same criteria it uses for loans the Bank originates. Loan participations may have a higher risk of loss than loans the Bank originates because the Bank relies on the lead lender to service and to monitor the performance of the loan. Moreover, decisions regarding the classification of a loan participation and loan loss provisions associated with a loan participation are made in part based upon information provided by the lead lender. A lead lender also may not monitor a participation loan in the same manner as the Bank would for loans that it originates. At December 31, 2024, no loan participations were delinquent 60 days or more. If the Bank underwriting of these participation loans is not sufficient, non-performing loans may increase, and earnings may decrease.
The Company may be exposed to risk of environmental liabilities with respect to properties to which it takes title.
In the course of the Company’s business, it may foreclose and take title to real estate, potentially becoming subject to environmental liabilities associated with the properties. The Company may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs or the Company may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. Costs associated with investigation or remediation activities can be substantial. If the Company is the owner or former owner of a contaminated site, the Company may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect the Company’s business, results of operations, financial condition, and the value of its securities.
The Company’s decisions regarding allowance for credit losses and credit risk may materially and adversely affect its business.
Making loans and other extensions of credit is an essential element of the Company’s business. Although the Company seeks to mitigate risks inherent in lending by adhering to specific underwriting practices, the Company’s loans and other extensions of credit may not be repaid. The risk of nonpayment is affected by a number of factors, including:
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the duration of the credit;

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credit risks of a particular customer;

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changes in economic and industry conditions; and

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in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

The Company attempts to maintain an appropriate allowance for credit losses to provide for estimated losses over the life of the loan portfolio. The Company periodically determines the amount of the allowance based on consideration of several factors, including but not limited to:
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an ongoing review of the quality, mix, and size of the Company’s overall loan portfolio;

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the Company’s historical loan loss experience;

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evaluation of economic conditions;

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regular reviews of loan delinquencies and loan portfolio quality;

•
ongoing review of financial information provided by borrowers; and

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the amount and quality of collateral, including guarantees, securing the loans.

The determination of the appropriate level of the allowance for credit losses inherently involves a high degree of subjectivity and requires the Company to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of the Company’s control, may require an increase in the allowance for credit losses. In addition, regulatory agencies periodically review the Company’s allowance for credit losses and may require an increase in the provision for credit losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for credit losses, the Company will need additional provisions to increase the allowance for credit losses. Any increases in the allowance for credit losses will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on the Company’s financial condition and results of operations.
If the Company’s non-performing assets increase, earnings will be adversely affected.
At December 31, 2024, non-performing assets, which consist of non-performing loans and other real estate owned, were $17.2 million, or 0.60% of total assets. The Company’s non-performing assets adversely affect net income in various ways:
•
the Company records interest income only on the cash basis or cost-recovery method for nonaccrual loans and it does not record interest income for other real estate owned;

•
the Company must provide for estimated credit losses through a current period charge to the provision for credit losses;

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noninterest expense increases when the Company writes down the value of properties in its other real estate owned portfolio to reflect changing market values;

•
there are legal fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance, and maintenance fees; and

•
the resolution of non-performing assets requires the active involvement of management, which can distract them from more profitable activity.

If additional borrowers become delinquent and do not pay back their loans and the Company is unable to successfully manage its non-performing assets, losses and troubled assets could increase significantly, which could have a material adverse effect on the Company’s financial condition and results of operations.
The Company may have higher loan losses than it has allowed for in its allowance for credit losses.
The Company’s actual loan losses could exceed its allowance for credit losses and therefore its allowance for credit losses may not be adequate. A significant portion of the Company’s loan portfolio is secured by commercial real estate. Repayment of such loans is generally considered more subject to market risk than residential mortgage loans. Industry experience shows that a portion of loans will become delinquent and a portion of loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized, losses may be experienced as a result of various factors beyond the Company’s control, including among other things, changes in market conditions affecting the value of loan collateral and problems affecting borrower credit.
Inflation can have an adverse impact on our business and on our customers.
The national economy continues to experience elevated levels of inflation, but not at levels seen in 2022 and 2023. As of December 31, 2024, the year over year consumer price index (“CPI”) increase was 2.9%, primarily driven by increases in food prices. The Federal Reserve raised interest rates by 100 basis points through July 2023 to combat rising inflation, and reduced rates by 100 basis points beginning in September 2024. High inflation, if sustained, could have an adverse effect on our business. The increase in interest rates in response to elevated levels of inflation has decreased the value of our securities portfolio, resulting in an increase in unrealized losses recorded in accumulated other comprehensive income (loss) in the shareholders’ equity section of our balance sheet. In addition, inflation-driven increases in our levels of non-interest expense could negatively impact our results of operations. High inflation and increasing interest rates could also cause increased volatility in the business environment, which could adversely affect loan demand and borrowers’ ability to repay loans.
The Company relies heavily on its senior management team and the unexpected loss of any of those personnel could adversely affect its operations.
The Company is a customer-focused and relationship-driven organization. The Company expects its future growth to be driven in a large part by the relationships maintained with its customers by its chief executive officer and by other senior officers. The unexpected loss of any of the Company’s key employees could have a material adverse effect on its business and operations, which would have an adverse effect on its business, results of operations, financial condition, and the value of its securities.
The success of the Company’s strategy depends on its ability to identify and retain individuals with experience and relationships in its markets.
In order to be successful, the Company must identify and retain experienced key management members with local expertise and relationships. Competition for qualified personnel is intense and there are a limited number of qualified persons with knowledge of and experience in the community banking industry in the Company’s chosen geographic markets. Even if the Company identifies individuals that it believes could assist the Company in building its franchise, the Company may be unable to recruit these individuals away from more established banks. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out the Company’s strategy is often lengthy. The Company’s inability to identify, recruit, and retain talented personnel could limit its growth and could materially adversely affect its business, results of operations, financial condition, and the value of its securities.
Changes in economic conditions, in particular an economic slowdown in Pennsylvania, Maryland, Delaware, Northern Virginia, and Southern New Jersey could materially and negatively affect the Company’s business.
The Company primarily serves individuals, businesses and municipalities located in Chester, Cumberland, Dauphin, Lancaster, Northumberland, Schuylkill, and York Counties in Pennsylvania, Wicomico, Charles, Anne Arundel, and Worcester counties in Maryland, Sussex county in Delaware, Camden and Burlington counties in New Jersey, Spotsylvania and Fairfax counties in Virginia, and the city of Fredericksburg, Virginia (the “local market”).
As of December 31, 2024, a majority of our loan portfolio was secured by real estate and other assets located in the local market. The Company’s business is directly impacted by factors such as economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond the Company’s control. Any deterioration in economic conditions, whether caused by national or local concerns, in particular any further economic slowdown in the local market, could result in the following consequences, any of which could hurt the Company’s business materially: loan delinquencies may increase; problem assets and foreclosures may increase; demand for the Company’s products and services may decrease; low cost or noninterest bearing deposits may decrease; and collateral for loans made by the Company, especially real estate, may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with the Company’s existing loans.
The Company’s success significantly depends upon the growth in population, income levels, deposits, and housing starts in the Company’s local market. If the communities in which the Company operates do not grow or if prevailing economic conditions locally or nationally are unfavorable, the Company’s business may not succeed. An economic downturn or prolonged recession would likely result in further deterioration of the quality of the Company’s loan portfolio and reduce the Company’s level of deposits, which in turn would hurt its business. If the Company experiences an economic downturn or a prolonged economic recession occurs in the economy as a whole, borrowers will be less likely to repay their loans as scheduled. Unlike many larger institutions, the Company is not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies. An economic downturn could, therefore, result in losses that materially and adversely affect the Company’s business.
The small- and medium-sized business target market may have fewer financial resources to weather a downturn in the economy.
The Company targets its commercial development and marketing strategy to serve the banking and financial services needs of small- and medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact this major economic sector in the markets in which the Company operates, its results of operations and financial condition, as well as the value of its securities, may be adversely affected.

Higher FDIC deposit insurance premiums or special assessments could adversely impact the Company’s financial condition.
The Bank’s deposits are insured up to applicable limits by the Deposit Insurance Fund (“DIF”) of the FDIC and are subject to deposit insurance assessments to maintain deposit insurance. As an FDIC-insured institution, the Bank is required to pay quarterly deposit insurance premium assessments to the FDIC. The FDIC issued a final rule in October 2022 to increase initial base deposit insurance assessment rates by 2 basis points beginning in the first quarterly assessment period of 2023. If there are financial institution failures, the Bank may be required to pay higher FDIC premiums or special assessments. For example, in 2023, the FDIC issued a special assessment for banks with total consolidated assets of $5 billion or more in order to recover losses sustained by the DIF as a result of the March 2023 failures of Silicon Valley Bank and Signature Bank. Although the Bank cannot predict if there will be future increases to insurance assessment rates or special assessments, either a deterioration in its risk-based capital ratios or further adjustments to the base assessment rates could have a material adverse impact on its business, financial condition, results of operations, and cash flows.
The Company depends on the accuracy and completeness of information about clients and counterparties and its financial condition could be adversely affected if it relies on misleading information.
In deciding whether to extend credit or to enter into other transactions with clients and counterparties, the Company may rely on information furnished to it by or on behalf of clients and counterparties, including financial statements and other financial information, which it does not independently verify. The Company also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, the Company may assume that a customer’s audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. The Company’s financial condition and results of operations could be negatively impacted to the extent it relies on financial statements that do not comply with GAAP or are materially misleading.
Changes in prevailing interest rates may reduce the Company’s profitability.
The Company’s results of operations depend in large part upon the level of its net interest income, which is the difference between interest income from interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and other borrowings. Depending on the terms and maturities of the Company’s assets and liabilities, a significant change in interest rates could have a material adverse effect on its profitability. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. While the Company intends to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of its assets and liabilities, its efforts may not be effective and its financial condition and results of operations could suffer.
The Company is subject to interest rate risk, and fluctuations in market interest rates may affect its interest margin and income, demand for products, defaults on loans, loan prepayments and the fair value of its financial instruments.
The Company’s earnings and cash flows depend largely upon its net interest income. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of governmental and regulatory agencies, particularly the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence the interest the Company receives on loans and investments and the amount of interest it pays on deposits and borrowings, which may affect net interest margin. Such changes could also affect (i) demand for products and services and price competition, in turn affecting our ability to originate loans and obtain deposits; (ii) the fair value of the Company’s financial assets and liabilities; (iii) the average duration of its mortgage-backed securities portfolio and other interest-earning assets; (iv) levels of defaults on loans; and (v) loan prepayments.
During 2023, in response to accelerated inflation, the Federal Reserve continued to implement monetary tightening policies, resulting in increased interest rates. By the end of 2024, following several interest rate cuts, the Federal Reserve has signaled that interest rates may remain elevated. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, net interest income, and therefore earnings, could be adversely affected. In addition, the Company’s net interest margin may contract in a rising rate environment because its funding costs may increase faster than the yield earned on its interest-earning assets. In a rising rate environment, demand for loans may decrease and loans with adjustable interest rates are more likely to experience a higher rate of default. Additionally, changes in interest rates also affect the fair value of the securities portfolio. Generally, the value of securities moves inversely with changes in interest rates. The combination of these events may adversely affect the Company’s financial condition and results of operations.
Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. In addition, in a falling rate environment or the recent pandemic-related environment where the Federal Reserve held the federal reference rate near 0.00%, loans may be prepaid sooner than the Company expects, which could result in a delay between when the Company receives the prepayment and when it is able to redeploy the funds into new interest-earning assets and in a decrease in the amount of interest income the Company is able to earn on those assets. If the Company is unable to manage these risks effectively, its financial condition and results of operations could be materially adversely affected.
Any substantial, unexpected or prolonged change in market interest rates could have a material adverse effect on the Company’s financial condition and results of operations. Also, the Company’s interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on its balance sheet.
The Company may be adversely affected by the soundness of other financial institutions.
Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. The Company has exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose the Company to credit risk in the event of a default by a counterparty or client. In addition, the Company’s credit risk may be exacerbated when the collateral held by the Bank cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to the Bank. Any such losses could have a material adverse effect on the Company’s financial condition and results of operations.
Competition with other financial institutions may have an adverse effect on the Company’s ability to retain and grow its client base, which could have a negative effect on its financial condition or results of operations.
The banking and financial services industry is very competitive and includes services offered from other banks, savings and loan associations, credit unions, mortgage companies, other lenders, and institutions offering uninsured investment alternatives. Legal and regulatory developments have made it easier for new and sometimes unregulated competitors to compete with the Company. The financial services industry has and is experiencing an ongoing trend towards consolidation in which fewer large national and regional banks and other financial institutions are replacing many smaller and more local banks. These larger banks and other financial institutions hold a large accumulation of assets and have significantly greater resources and a wider geographic presence or greater accessibility. In some instances, these larger entities operate without the traditional brick and mortar facilities that restrict geographic presence. Some competitors have more aggressive marketing campaigns and better brand recognition, and are able to offer more services, more favorable pricing or greater customer convenience than the Bank. In addition, competition has increased from new banks and other financial services providers that target the Company’s existing or potential customers. As consolidation continues among large banks, the Company expects other smaller institutions to try to compete in the markets the Company plans to serve. This competition could reduce the Company’s net income by decreasing the number and size of the loans that it originates and the interest rates it charges on these loans. Additionally, these competitors may offer higher interest rates, which could decrease the deposits the Company attracts or require it to increase rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect the Company’s ability to generate the funds necessary for lending operations which could increase its cost of funds.

The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge as part of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Technological developments have allowed competitors, including some non-depository institutions, to compete more effectively in local markets and have expanded the range of financial products, services and capital available to the Company’s target customers. If the Company is unable to implement, maintain and use such technologies effectively, it may not be able to offer products or achieve cost-efficiencies necessary to compete in the industry. In addition, some of these competitors have fewer regulatory constraints and lower cost structures.
Liquidity needs could adversely affect the Company’s financial condition and results of operation.
The primary sources of funds of the Bank are customer deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, which could be exacerbated by potential climate change, natural disasters and international instability.
Market conditions may impact the competitive landscape for deposits in the banking industry. The high interest rate environment and future actions the Federal Reserve may take may impact pricing and demand for deposits in the banking industry. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to customers on alternative investments and general economic conditions. The withdrawal of more deposits than the Company anticipates could have an adverse impact on profitability as the Company may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include proceeds from FHLB advances, sales of investment securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits which could cause the Company’s overall cost of funding to increase. While the Company believes that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if the Company continues to grow and experience increasing loan demand. The Company may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.
Technological advances impact the Company’s business; its information systems may experience an interruption or breach in security.
To conduct the Company’s business, it relies heavily on new technology-driven products and services and on communications and information systems. The Company’s future success will depend, in part, on its ability to address the needs of the Bank’s customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in operations. Furthermore, any failure, interruption or breach of the security of the Company’s information systems could result in failures or disruptions in its customer relationship management, general ledger, deposit, loan and other systems. While the Company has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of the Company’s information systems, there can be no assurance that the Company can prevent any such failures, interruptions or security breaches or, if they do occur, that they will be adequately addressed. During the normal course of the Company’s business, it has experienced and it expects to continue to experience attempts to breach its systems, none of which has been material to the Company to date, and it may be unable to protect sensitive data and the integrity of its systems. The occurrence of any failures, interruptions or security breaches of the Company’s information systems could damage its reputation, result in a loss of customer business, subject it to additional regulatory scrutiny, or expose it to civil litigation and possible financial liability, any of which could have a material adverse effect on its financial condition and results of operations as well as the value of its securities.
The Company’s controls and procedures may fail or be circumvented.
The Company regularly reviews and updates its internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well-designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the Company’s controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on its business, results of operations and financial condition.
The Bank is subject to risks and losses resulting from fraudulent activities that could adversely impact its financial performance and results of operations.
The Bank is susceptible to fraudulent activity that may be committed against it or its clients, which may result in financial losses or increased costs to the Bank or its clients, disclosure or misuse of its information or its client’s information, misappropriation of assets, privacy breaches against its clients, litigation or damage to the Bank’s reputation. The Bank is most subject to fraud and compliance risk in connection with the origination of loans, ACH transactions, wire transactions, ATM transactions, checking transactions, and debit cards that it has issued to its customers and through its online banking portals.
The Company maintains a system of internal controls and insurance coverage to mitigate against such risks, including data processing system failures and errors, and customer fraud. If its internal controls fail to prevent or detect any such occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on the Company’s business, financial condition and results of operations.
Negative public opinion surrounding the Company and the financial institutions industry generally could damage its reputation and adversely impact its earnings.
Reputation risk, or the risk to the Company’s business, earnings and capital from negative public opinion surrounding the Company and the financial institutions industry generally, is inherent in its business. Negative public opinion can result from the Company’s actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect the Company’s ability to keep and attract clients and employees and can expose it to litigation and regulatory action. Although the Company takes steps to minimize reputation risk in dealing with its clients and communities, this risk will always be present given the nature of its business.
Severe weather, natural disasters, public health emergencies and pandemics, acts of war or terrorism, and other external events could significantly impact our business.
Severe weather, natural disasters, public health emergencies and pandemics, acts of war or terrorism, geopolitical conflicts, and other adverse external events could have a significant impact on the Company’s ability to conduct business. Such events could affect the operations of the bank branches, stability of the Bank’s deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue, and/or cause the Company to incur additional expenses. Additionally, demand for the Company’s products and services may decline; loan delinquencies, problem assets, and foreclosures may increase, resulting in increased charges and reduced income; collateral for loans may decline in value, which could increase loan losses; the allowance for credit losses may have to be increased if borrowers experience financial difficulties; a material decrease in net income could affect the Company’s ability to pay cash dividends; cybersecurity risks may be increased as the result of employees working remotely; critical services provided by third-party vendors may become unavailable; government actions and mandates may affect the Company’s workforce and infrastructure; and the Company may experience staffing shortages and unanticipated unavailability or loss of key employees. The occurrence of any such event or a combination of the foregoing factors could have a material adverse effect on the Company’s business, which, in turn, could have a material adverse effect on its financial condition and results of operations.

Regulatory and Legal Risks
The Company and the Bank are subject to extensive government regulation and supervision that could interfere with their ability to conduct their business and may negatively impact their financial results, restrict their activities, have an adverse impact on their operations, and impose financial requirements or limitations on the conduct of their business.
The Company, primarily through the Bank, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors’ funds, the Deposit Insurance Fund and the safety and soundness of the banking system as a whole, not shareholders. These regulations affect the Company’s lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect the Company in substantial and unpredictable ways. Such changes could subject the Company to additional costs, limit the types of financial services and products it may offer, and/or limit the pricing it may charge on certain banking services, among other things. The Company will have to apply resources to ensure that it is in compliance with any changes to statutes, regulations or regulatory policies, including changes in interpretations or implementation, which may increase its costs of operations and adversely impact its earnings.
Imposition of limits by bank regulators on commercial real estate lending activities could curtail our growth and adversely affect our earnings.
In 2006, the Office of the Comptroller of the Currency, the FDIC and the Federal Reserve (collectively, the “Agencies”) issued joint guidance entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices” (the “CRE Guidance”). Although the CRE Guidance did not establish specific lending limits, it provides that a bank’s commercial real estate lending exposure could receive increased supervisory scrutiny where total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, represent 300% or more of an institution’s total risk-based capital, and the outstanding balance of the commercial real estate loan portfolio has increased by 50% or more during the preceding 36 months. Non-owner-occupied commercial real estate loans represent 365.7% of our risk-based capital at December 31, 2024 and the outstanding balance of our commercial real estate loan portfolio has increased by greater than 50% during the 36 months preceding December 31, 2024.
In December 2015, the Agencies released a new statement on prudent risk management for commercial real estate lending (the “2015 Statement”). In the 2015 Statement, the Agencies, among other things, indicate the intent to continue “to pay special attention” to commercial real estate lending activities and concentrations going forward. If the Bank’s regulators were to impose restrictions on the amount of such loans it can hold in its portfolio or require it to implement additional compliance measures, for reasons noted above or otherwise, the Company’s earnings would be adversely affected as would earnings per share.
The Bank faces a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.
The Bank Secrecy Act, as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “Patriot Act”), and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The Financial Crimes Enforcement Network, established by the U.S. Treasury to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control (the “OFAC”). Federal and state bank regulators also have begun to increase focus on compliance with Bank Secrecy Act and anti-money laundering regulations. If the Company’s policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that it has already acquired or may acquire in the future are deficient, it would be subject to liability, including fines and regulatory actions such as restrictions on its ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of its business plan, including its acquisition plans, which would negatively impact its business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for the Company.
Regulations relating to privacy, information security and data protection could increase the Company’s and the Bank’s costs, affect or limit how they collect and use personal information and adversely affect their business opportunities.
The Company is subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and it could be negatively impacted by these laws. For example, the Company’s business is subject to the Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, which, among other things: (i) imposes certain limitations on its ability to share nonpublic personal information about its customers with nonaffiliated third parties; (ii) requires that it provide certain disclosures to customers about its information collection, sharing and security practices and afford customers the right to “opt out” of any information sharing by the Company with nonaffiliated third parties (with certain exceptions) and (iii) requires it develop, implement and maintain a written comprehensive information security program containing safeguards appropriate based on its size and complexity, the nature and scope of its activities, and the sensitivity of customer information it processes, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on the Company’s current and planned privacy, data protection and information security-related practices, the Company’s collection, use, sharing, retention and safeguarding of consumer or employee information, and some of its current or planned business activities. This could also increase the Company’s costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission, as well as at the state level, such as with regard to mobile applications.
Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting customer or employee data to which the Company is subject could result in higher compliance and technology costs and could restrict its ability to provide certain products and services, which could have a material adverse effect on its business, financial conditions or results of operations. The Company’s failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to its reputation, which could have a material adverse effect on its business, results of operations, financial condition, and the value of its securities.
The Company’s and the Bank’s use of third party vendors and their other ongoing third party business relationships are subject to increasing regulatory requirements and attention.
The Company regularly uses third party vendors as part of its business. The Bank also has substantial ongoing business relationships with other third parties. These types of third party relationships are subject to increasingly demanding regulatory requirements and attention by the Company’s federal bank regulators. Regulatory guidance requires all banking organizations to enhance due diligence, ongoing monitoring and control over organizations’ third party vendors and other ongoing third party business relationships. The Company expects that its regulators will hold it responsible for any deficiencies in its oversight and control of its third party relationships and in the performance of the parties with which it has these relationships. As a result, if the Company’s regulators conclude that it has not exercised adequate oversight and control over its third party vendors or other ongoing third party business relationships or that such third parties have not performed appropriately, the Company could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines as well as requirements for customer remediation, any of which could have a material adverse effect on its business, results of operations, financial condition, and the value of its securities.

The Bank is limited in the amount it can lend to one borrower.
The Bank is limited in the amount it can lend to a single borrower. The legal lending limit is 15% of such bank’s capital and surplus with an additional 10% available for certain loans meeting heightened collateral requirements. However, the Company generally imposes an internal limit that is more conservative than the legal maximum. The Bank’s lending limit may be less than the limit for some of its competitors and may affect its ability to seek relationships with larger businesses in its market area. From time to time, the Company attempts to accommodate larger loans by selling participations in those loans to other financial institutions. However, the Company cannot assure you that it will be able to attract or maintain customers seeking larger loans or that it will be able to sell participations in such loans on terms it considers favorable. The Company’s inability to attract and maintain these customers or its inability to sell loan participations on favorable terms could adversely impact its business, financial condition, results of operation, and the value of its securities.
Federal, state and local consumer lending laws may restrict the Bank’s ability to originate certain mortgage loans or increase its risk of liability with respect to such loans and could increase its cost of doing business.
Federal, state and local laws have been adopted that are intended to eliminate certain lending practices considered “predatory.” These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. Loans with certain terms and conditions and that otherwise meet the definition of a “qualified mortgage” may be protected from liability to a borrower for failing to make the necessary determinations. The Company may find it necessary to tighten its mortgage loan underwriting standards in response to these rules, which may constrain its ability to make loans consistent with its business strategies. It is the Company’s policy not to make predatory loans and to determine borrowers’ ability to repay, but the law and related rules create the potential for increased liability with respect to the Company’s lending and loan investment activities. They increase the Company’s cost of doing business and, ultimately, may prevent it from making certain loans and cause it to reduce the average percentage rate or the points and fees on loans that it does make.
The Bank is subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.
Federal and state fair lending laws and regulations, such as the Equal Credit Opportunity Act and the Fair Housing Act, impose nondiscriminatory lending requirements on financial institutions. The Department of Justice, Consumer Financial Protection Bureau (“CFPB”) and other federal and state agencies are responsible for enforcing these laws and regulations. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. A successful challenge to the Company’s performance under the fair lending laws and regulations could adversely impact its rating under the Community Reinvestment Act and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity, which could negatively impact its reputation, business, financial condition and results of operations. The Bank’s current Community Reinvestment Act rating is “Satisfactory.”
The Federal Reserve may require the Company to commit capital resources to support the Bank.
The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) directs the federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as a source of financial strength for the institution. Under these requirements, in the future, the Company could be required to provide financial assistance to the Bank, if it experiences financial distress.
A capital injection may be required at times when the Company does not have the resources to provide it, and therefore the Company may be required to borrow the funds. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the holding company’s cash flows, financial condition, results of operations and prospects.
Changes in the Federal Reserve’s monetary or fiscal policies could adversely affect the Company’s results of operations and financial conditions.
The Company’s earnings will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve has, and is likely to continue to have, an important impact on the operating results of banks through its power to implement national monetary policy, among other things, in order to curb inflation or combat a recession. The Federal Reserve’s actions affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks, and its influence on other monetary and fiscal policies. The monetary policies of the Federal Reserve may be affected by certain policy initiatives of the new Administration, which has announced tariffs on certain U.S. trading partners (and has indicated additional tariffs and retaliatory tariffs against U.S. trading partners may be announced in the future) and has implemented stricter immigration policies. Although forecasts have varied, many economists are projecting that such policy initiatives may halt productivity growth and reduce available labor, creating inflationary pressures. Under such a scenario, the Federal Reserve may decide to maintain the federal funds rate at a relatively elevated level for a prolonged period of time. The extent and timing of the new Administration’s policy changes and their impact on the policies of the Federal Reserve, as well as the Company’s business and financial results, are uncertain at this time.
The Company may be subject to more stringent capital requirements in the future.
From time to time, the Company’s banking regulators change the regulatory capital adequacy guidelines applicable to it and its banking subsidiary. In December 2010 and January 2011, the Basel Committee on Banking Supervision published the final texts of reforms on capital and liquidity generally referred to as “Basel III.” The federal regulatory agencies adopted capital rules implementing the Basel III capital framework in the United States. Under these rules, the Bank is required to satisfy additional, more stringent, capital adequacy standards than it has in the past. If the Company’s consolidated assets were to exceed $3.0 billion or larger, the Company would be subject to consolidated holding company capital requirements similar to those applicable to the Bank. The Bank has met all of the requirements of the Basel III-based capital rules to date, but the Bank may fail to do so in the future. In addition, these requirements could have a negative impact on the Bank’s ability to lend, grow deposit balances, make acquisitions or make capital distributions in the form of dividends or share repurchases. Higher capital levels could also lower the Company’s return on equity, which may negatively impact its business, results of operations, financial condition, and the value of its securities.
The Bank may be a party to various lawsuits. Litigation is subject to many uncertainties such that the expenses and ultimate exposure with respect to many of these matters cannot be ascertained.
From time to time, customers and others make claims and take legal action pertaining to the Company’s performance of its ongoing obligations to customers or other matters. Whether customer claims and legal action are legitimate or unfounded, if such claims and legal actions are not resolved in the Company’s favor they may result in significant financial liability and/or adversely affect the market perception of it and its products and services as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on the Company’s business, which, in turn, could have a material adverse effect on its financial condition and results of operations.

Risks Related to an Investment in the Company’s Securities
There is a limited trading market in the Company’s common stock, which will hinder your ability to sell our common stock and may lower the market price of the stock.
Although the Company’s common stock is traded on the Nasdaq Capital Market, there is currently a limited trading market for the Company’s common stock. An active trading market for shares of the Company’s common stock may never develop or be sustained. This limited trading market for the Company’s common stock may reduce the market value of our common stock. Before investing in shares of the Company’s common stock you should consider the limited trading market for our common stock and be financially prepared and able to hold your shares for an indefinite period.
The Company can provide no assurance regarding whether it will continue to make dividend payments in the future.
The Company currently pays a quarterly dividend of $0.075 per share. All future dividends will be dependent on the Company’s financial condition, results of operations, and cash flows, as well as capital regulations and dividend restrictions from the PADOBS, the FDIC, and the Federal Reserve. The Federal Reserve and the FDIC have issued policy statements, which provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. The FDIC also has the authority under federal law to enjoin a bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances. The Company can provide no assurance regarding whether it will continue to make dividend payments in the future.
The Company may issue additional shares of common stock, and this would result in dilution of a shareholder’s ownership percentage and potentially the per share book value of the common stock.
The Company may, in the future, determine that it is advisable, or it may encounter circumstances where it determines it is necessary, to issue additional shares of common stock, preferred stock, securities convertible into, exchangeable for or that represent an interest in common stock, or common stock-equivalent securities to fund strategic initiatives or other business needs or to build additional capital. In September 2022, the Company completed its IPO whereby it issued and sold 5,101,205 shares of common stock. In February 2023, the Company completed a private placement of $10.0 million in common stock. On November 30, 2023, the Company completed its acquisition of Partners Bancorp and issued 20,683,158 shares of common stock. These issuances diluted and future issuances may dilute the ownership interests of shareholders and could potentially dilute the per share book value of the common stock if the issuances are done at a lower per share offering price.
Furthermore, in recognition of the financial risk and efforts undertook in organizing the Company, certain founding investors were granted warrants to purchase four shares of common stock at a purchase price of $10 per share for every one share the individual purchased during the Company’s initial offering in 2018 – 2019. In the aggregate, warrants to purchase 1,537,484 shares of common stock were granted to these individuals, which are exercisable for ten years from the date of grant. The exercise of such warrants would dilute the ownership interests of the Company’s shareholders.
The Company’s securities are not FDIC insured and may lose value.
Shares of the Company’s common stock are not savings accounts or deposits and are not insured or guaranteed by the FDIC, or any other governmental agency, and involve investment risk, including the possible loss of principal.
The Company’s common stock is subordinate to existing and future indebtedness.
Shares of the Company’s common stock are equity interests and do not constitute indebtedness. As such, the Company’s common stock ranks junior to all our customer deposits and indebtedness, and other non-equity claims on the Company, with respect to assets available to satisfy claims. In addition, the shares of common stock rank junior to the $20.0 million in subordinated debt that the Company assumed in connection with the Gratz Merger, $22.6 million in subordinated debt that the Company assumed in connection with the Partners Merger, and $20.0 million of subordinated debt that the Company issued in April 2022.
Other Risks
The use of estimates and valuations may be different from actual results, which could have a material adverse effect on the Company’s consolidated financial statements.
The Company makes various estimates that affect reported amounts and disclosures. Broadly, those estimates are used in measuring the fair value of certain financial instruments, establishing provision for credit losses and potential litigation liability. Market volatility may make it difficult to determine the fair value for certain of the Company’s assets and liabilities. Subsequent valuations, in light of factors then prevailing, may result in significant changes in the values of these financial instruments in future periods. In addition, at the time of any sales and settlements of these assets and liabilities, the price the Company ultimately realizes will depend on the demand and liquidity in the market at that time for that particular type of asset or liability and may be materially lower than its estimate of their current fair value. Estimates are based on available information and judgment. Therefore, actual values and results could differ from the Company’s estimates and that difference could have a material adverse effect on its consolidated financial statements.
The Company’s shareholders have limited control over changes in the Company’s policies and operations, which increases the uncertainty and risks that shareholders face.
The Board of Directors of the Company determine the major policies of the Company, including its policies regarding growth and distributions. The Board of Directors may amend or revise these and other policies without a vote of the shareholders. The Board of Directors’ broad discretion in setting policies and shareholders’ inability to exert control over those policies increases the uncertainty and risks the shareholders face.
The Company’s articles of incorporation permit the Board of Directors to issue stock with terms that may subordinate the rights of the holders of the Company’s common stock or discourage a third party from acquiring the Company in a manner that could result in a premium price to shareholders.
The Board of Directors may classify or reclassify any unissued shares of the Company’s common stock, classify any unissued shares of the Company’s preferred stock and reclassify any previously classified but unissued shares of the Company’s preferred stock into other classes or series of stock and set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of any such stock. Thus, the Board of Directors could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of the Company’s common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of the Company, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of the Company’s assets) that might provide a premium price to holders of the Company’s common stock.
The Company’s articles of incorporation and bylaws, and certain banking laws applicable to us, could have an anti-takeover effect that decreases the Company’s chances of being acquired, even if an acquisition is in the shareholders’ best interests.
Certain provisions of the Company’s articles of incorporation and bylaws, and federal and state banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire control of our organization or conduct a proxy contest, even if those events were perceived by many of the Company’s shareholders as beneficial to their interests. These provisions, and the corporate and banking laws and regulations applicable to us:
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enable the board of directors to increase the size of the board and fill the vacancies created by the increase;

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provide that directors may only be removed for cause and by a majority of the votes entitled to be cast;

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enable the board of directors to amend our bylaws without shareholder approval, subject, however, to any provision of the articles of incorporation, bylaws, or the Pennsylvania Business Corporation Law that requires action to be taken by the shareholders and the general power of the shareholders to change such action in accordance with the Bylaws and Pennsylvania Business Corporation Law;

•
require advance notice for shareholder proposals and director nominations;

•
require a supermajority vote of the shareholders to approve a merger that has not been approved by the board of directors, and to amend certain provisions in the articles of incorporation and the bylaws; and

•
require prior regulatory approval of any transaction involving control of our organization.

The foregoing may discourage potential acquisition proposals and could delay or prevent a change in control.
The Company is an “emerging growth company” under the JOBS Act, and the Company cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make the Company’s common stock less attractive to investors.
The Company is an “emerging growth company” under the Jumpstart Our Business Startups Act (the “JOBS Act”), and is, therefore, permitted to, and intends to, take advantage of certain exemptions from certain disclosure requirements. The Company will be an “emerging growth company” until the earliest of: (i) the last day of the fiscal year during which the Company had total annual gross revenues of $1.235 billion or more, (ii) December 31, 2026, (iii) the date on which the Company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which the Company is deemed a “large accelerated filer,” as defined under the federal securities laws. For so long as the Company remains an “emerging growth company,” the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, reduced disclosure obligations regarding executive compensation in the Company’s periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on certain executive compensation matters, such as “say on pay” and “say on frequency.” As a result, the Company’s shareholders may not have access to certain information that they may deem important. Although the Company intends to rely on the exemptions provided in the JOBS Act, the exact implications of the JOBS Act for the Company are still subject to interpretations and guidance by the SEC and other regulatory agencies.
In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised financial accounting standards. The Company has elected to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.
The Company cannot predict whether investors will find its common stock less attractive as a result of the Company taking advantage of these exemptions. If some investors find the Company’s common stock less attractive as a result of these choices, there may be a less active trading market for the Company’s common stock, and the Company’s stock price may be more volatile.
Item 1B.
Unresolved Staff Comments.

None
Item 1C.
Cybersecurity.

Cybersecurity is a significant and integrated component of the Company’s risk management strategy. As a financial services company, cyber threats are present and growing, and the potential exists for a cybersecurity incident to occur, which could disrupt business operations or compromise sensitive data. The Company takes very seriously the responsibilities to protect sensitive client information, technology resources, and shareholder value from the risk of cyber threats and incidents. The Company has not identified risks from cybersecurity threats, including as a result of previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, financial condition or results of operation. Risks relating to cybersecurity and their potential impact are discussed more fully in “Risk Factors” in Part I, Item 1A herein.
Cybersecurity Risk Management and Strategy
The Company maintains an enterprise-wide and Board-approved Information Security Program (the “Program”), which includes policies, procedures, guidelines and standards to address the assessment, identification and management of cybersecurity risks. The Company designed the Program to be consistent with industry standards that include National Institute of Standards and Technology (“NIST”) Cybersecurity Framework, the Financial Services Sector Cybersecurity Risk (“CRI”) Profile, and the Federal Financial Institutions Examination Council Cyber Security Assessment. Core activities supporting the Company’s strategy include leveraging people, technology and processes to manage and maintain cybersecurity controls.
People play a significant role in our defense against cybersecurity threats. We have established policies, training, and client education to mitigate cyber risk.
Additionally, we employ innovative technology solutions designed to identify, protect, detect, and mitigate cybersecurity threats through the use of firewalls, intrusion detection systems, patching, endpoint detection and response, encryption, multi factor authentication, and data backups to immutable storage.
We regularly engage third-party assessors, auditors, and solutions to test and evaluate our controls for managing cybersecurity threats. These engagements include penetration testing, vulnerability assessments, internal and external audits, security framework maturity assessments for continued focus and improvement, and social engineering tests of the effectiveness of our employee training to monitor our security posture. We leverage a managed security service provider to monitor users, application, infrastructure, and network activity on a 24/7/365 basis to detect and alert the cyber security operation team of cyber threats and potential cybersecurity events of concern.
The Company relies on third-party vendor solutions to support its operations; many of these vendors have access to sensitive and proprietary information. We exercise a detailed vendor due diligence evaluation during the onboarding and periodically review vendors with access to sensitive Company data. The Company requires contracts with third parties to incorporate industry and regulatory standard clauses requiring reporting to the Company of the occurrence and mitigation of cybersecurity threats and incidents as well as to maintain adequate levels of cybersecurity insurance coverage.
In the event of a cyber incident, the Company created and maintains a Business Contingency Program. This program provides guidance to prepare, detect, analyze, remediate and recover business operations with the least impact to the Company and its customers.
Cybersecurity Governance
The Company has established an Information Security Committee consisting of the Chief Operations & Technology Officer, Chief Risk Officer, and department representatives across multiple functional areas of the Company to focus on cybersecurity strategic and tactical delivery, policy oversight, monitoring of key cybersecurity risk indicators, and the assessment and management of cyber risk threats. The Committee is assisted by a Virtual Chief Information Security Officer (the “vCISO”) which is provided by a contracted third-party security firm. The Committee’s activities support the overall protection of data and information assets of the Company in accordance with the Information Security Program, regulatory requirements and Federal Financial Institutions Examination Council guidance. The Committee submits a quarterly report, together with the minutes of its meetings, to the Enterprise Risk Management Committee of the Board of Directors.
The Chief Operations & Technology Officer, among other duties, is responsible for the security and integrity of infrastructure, applications and databases and coordinates security implementations, monitoring and enforcement in conjunction with the vCISO and our risk management department. Our Chief Operations & Technology Officer has over 25 years of relevant experience in information technology and information security, building and leading technical organizations of various sizes, including in the banking industry. The

vCISO has 15 years of information technology and security-based experience, and holds certifications relevant to cybersecurity, including CMMC CCP (Certified Cybersecurity Maturity Model Certification Professional) and CISSP (Certified Information Systems Security Professional). During the first quarter of 2025, the Company hired an Information Security Manager who is a CISSP-certified cybersecurity professional with over 20 years of experience in information technology, security engineering, and risk management. The Information Security Manager has also been added to the Information Security Committee mentioned above.
The Board of Directors receives periodic training related to cybersecurity and annually reviews comprehensive risk assessments of the Company’s information technology, privacy and cybersecurity programs. The Board of Directors formally approves the Company’s cybersecurity policies and program annually, and more frequently if material changes are adopted. Oversight of the Company’s Information Security Program has been delegated to the Enterprise Risk Management Committee of the Board of Directors. The Enterprise Risk Management Committee reviews comprehensive risk assessments of the Company’s information technology, privacy, and cybersecurity programs annually and receives quarterly reports on the effectiveness and overall performance of the cybersecurity program and provides a report of the same to the full Board of Directors.
The Company engages external independent parties to perform independent audit engagements, as well as other assessments of the Company’s information security and third-party risk management program and information systems. Material findings and recommendations arising from these assessments are reported to the Audit Committee of the Board of Directors.
Item 2.
Properties.

The Company’s principal offices are located at 1250 Camp Hill Bypass, Suite 202, Camp Hill, Pennsylvania. This facility is leased by the Bank.
We own or lease other premises for use as Solutions Centers and loan production offices in Dauphin, Chester, Cumberland, Lancaster, Northumberland, Schuylkill, and York Counties within Pennsylvania, Wicomico, Charles, Anne Arundel, and Worcester Counties in Maryland, Sussex County in Delaware, Camden and Burlington Counties in New Jersey, Spotsylvania County, Virginia, and the city of Fredericksburg, Virginia. We believe that the properties currently owned or leased are adequate for present levels of operation. The following table sets forth the locations of Bank facilities as of December 31, 2024.

Description	Address	Owned / Leased
Pennsylvania Locations:
Camp Hill Headquarters	1250 Camp Hill Bypass, Suite 202 Camp Hill, PA 17011	Leased
Camp Hill Solutions Center	3045 Market Street Camp Hill, PA 17011	Leased
Gratz Solutions Center	32 West Market Street Gratz, PA 17030	Owned
Harrisburg Solutions Center	2057 EG Drive Harrisburg, PA 17110	Leased
Herndon Solutions Center	4231 State Route 147 Herndon, PA 17830	Owned
Lancaster Solutions Center	2010 Fruitville Pike Lancaster, PA 17601	Leased
Pottsville Solutions Center	2221 West Market Street Pottsville, PA 17901	Owned
Valley View Solutions Center	1625 West Main Street Valley View, PA 17983	Owned
West Chester Loan Production Office	535 N. Church Street, Suite 350 West Chester, PA 19380	Leased
West Chester Solutions Center	1436 Pottstown Pike West Chester, PA 19380	Leased
York Loan Production Office	155 North George Street, Suite 201 York, PA 17401	Leased
Delaware Locations:
Dagsboro Solutions Center	28280 Clayton Street Dagsboro, DE 19939	Owned
Laurel Solutions Center	200 E. Market Street Laurel, DE 19956	Owned
Rehoboth Solutions Center	18572 Coastal Highway, Rehoboth Beach, DE 19971	Leased
Rehoboth Loan Production Office	19264 Miller Road, Unit A, Rehoboth Beach, DE 19971	Leased
Seaford Solutions Center	910 Norman Eskridge Highway, Seaford, DE 19973	Leased
Maryland Locations:
Annapolis Solutions Center (opened February 2025)	900 Bestgate Road, Suite 104, Annapolis, MD 21401	Leased
Delmar Solutions Center	9550 Ocean Highway Delmar, MD 21875	Owned
Delmarva Regional Headquarters	2245 Northwood Dr. Salisbury, MD 21801	Owned
East Salisbury Solutions Center	241 Beaglin Park Drive Salisbury, MD 21804	Owned
Eastern Shore Drive Solutions Center	921 Eastern Shore Drive Salisbury, MD 21804	Owned
La Plata Solutions Center	115 East Charles Street, La Plata, MD 20646	Land Leased; Building Owned
North Salisbury Solutions Center	2727 N. Salisbury Boulevard Salisbury, MD 21801	Owned
Pecan Square Solutions Center	1206 Nanticoke Road Salisbury, MD 21801	Owned
26th Street Ocean City Solutions Center	201 B 26th Street, Ocean City, MD 21842	Leased
New Jersey Locations:
Cherry Hill Solutions Center	2099 Route 70 East, Cherry Hill, NJ 08003	Leased
Evesham Solutions Center	145 North Maple Avenue, Marlton, NJ 08053	Owned
Moorestown Client Solutions Center	227 West Camden Avenue, Moorestown, NJ 08057	Leased
Virginia Locations:
Reston Solutions Center	1821 Michael Faraday Drive, Suite 101, Reston, VA 20190	Leased
Salem Church Solutions Center	4210 Plank Road, Fredericksburg, VA 22407	Leased
Spotsylvania Solution Center	7415 Laughlin Boulevard, Spotsylvania, VA 22553	Leased
William Street Solutions Center	410 William Street, Fredericksburg, VA 22401	50% Owned / 50% Leased

Item 3.
Legal Proceedings.

At December 31, 2024, the Company is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business, which involve amounts in the aggregate believed by management to be immaterial to the financial condition and operating results of the Company.
Item 4.
Mine Safety Disclosures.

Not applicable
Item 5.
Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information
The common stock of LINKBANCORP, Inc. is traded under the symbol “LNKB” on the Nasdaq Capital Market. As of the close of business on March 24, 2025, there were approximately 820 shareholders of record.
The Company declared and paid cash dividends equal to $0.30 per share of common stock for the years ended December 31, 2024 and 2023, respectively. The merger agreement with GNBF provides that, for three years following the effective time of the Gratz Merger (September 2021), the Company will pay a quarterly cash dividend in an amount equal to or greater than $0.30 per share per year, provided sufficient funds are legally available therefore and that the Company and the Bank remain “well-capitalized” in accordance with applicable regulatory guidelines. The Company anticipates that it will continue to pay cash dividends on a quarterly basis in an amount equal to or greater than $0.30 per share per year. The payment and amount of any dividend payments will be subject to statutory and regulatory limitations, and will depend upon a number of factors, including the following: regulatory capital requirements; our financial condition and results of operations; our other uses of funds for the long-term value of shareholders; tax considerations; and general economic conditions.
During the quarter ended December 31, 2024, the Company repurchased no shares of its common stock.
Item 6.
Reserved.
Item 7.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis reflects the Company’s audited consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of the Company’s consolidated financial condition and results of operations. This Management’s Discussion and Analysis is presented in the following sections:
•
Pending Sale of New Jersey Solutions Centers

•
Completion of Partners Merger

•
Overview and Strategy

•
Recent Market Conditions

•
Comparison of Financial Condition at December 31, 2024 and 2023

•
Comparison of Operating Results for the Years Ended December 31, 2024 and 2023

•
Liquidity, Commitments, and Capital Resources

•
Off-Balance Sheet Arrangements

•
Critical Accounting Estimates

•
Recently Issued Accounting Standards

Pending Sale of New Jersey Solutions Centers
On May 9, 2024, the Bank entered into a purchase and assumption agreement (the “Agreement”) with American Heritage Federal Credit Union (“AHFCU”) pursuant to which AHFCU will purchase certain assets and assume certain liabilities (the “Transaction” or “New Jersey Branch Sale”) of the New Jersey operations of the Bank, including all three branch locations (including two branch leases).
Under the Agreement, AHFCU will acquire substantially all of the loans, three branch locations (along with associated personal property and fixtures) and will assume substantially all of the deposits. The total deposit premium to be paid by AHFCU equates to approximately 7.0% of all deposits assumed at closing. With respect to the acquired loans, AHFCU will pay an amount equal to the principal balances plus any accrued but unpaid interest and late charges on the loans measured as of the closing date. AHFCU will pay book value for fixed assets, real estate and any other assets located at the owned branch. As of December 31, 2024, approximately $91.8 million in loans and $93.6 million in deposits were classified as held for sale in connection with the Transaction. The FDIC and the NCUA have approved the Transaction which remains subject to customary closing conditions. We anticipate the Transaction will be completed on March 31, 2025, subject to satisfaction or waiver of customary closing conditions.
Completion of Partners Merger
On November 30, 2023, LINKBANCORP completed its merger with Partners Bancorp (“Partners”), and its wholly owned subsidiaries, The Bank of Delmarva and Virginia Partners Bank, pursuant to which Partners merged with and into the Company with the Company as the surviving corporation (the “Partners Merger”). The Bank of Delmarva and Virginia Partners Bank merged with and into LINKBANK with LINKBANK as the surviving bank (the “Bank Mergers”). In connection with the announcement of the Partners Merger in the first quarter of 2023, LINKBANCORP completed a private placement of $10.0 million with certain directors of LINKBANCORP as well as other accredited investors.
Overview and Strategy
The Company’s core strategy is to further its mission of “positively impacting lives” through community banking by building strong relationships that bring value to its customers, employees, the communities it serves and its shareholders. In pursuing this mission, the Company specifically desires to invest in the development of strong future leaders for the banking industry and our communities, to contribute to economically and socially flourishing communities, and to demonstrate the continued viability and integral role of community banking for our economic and social development.
The Company operates primarily through its subsidiary, LINKBANK (the “Bank”), which provides traditional lending, deposit gathering and cash services to retail customers, small businesses and nonprofit organizations. The Bank focuses its lending activities on small businesses, targeted to create a diverse loan portfolio in relation to its underlying collateral and different business segments with unique cash flow generation and varied interest rate sensitivity. The Bank offers a full suite of deposit products and cash management services focused on the small business and nonprofit segments.
Our revenues consist primarily of interest income earned on loans and investments. Interest income is partially offset by interest expense incurred on deposits, borrowings and other interest-bearing liabilities. Net interest income is affected by the balances of interest-earning assets and interest-bearing liabilities and their relative interest rates. Net interest income is typically further reduced by a provision for credit losses.
Non-interest income also contributes to our operating results, consisting of service charges on deposit accounts, earnings on bank-owned life insurance, revenue from the sale of residential mortgage loans to the secondary market and related servicing fees and gains on sales of securities. Non-interest expenses, which include salaries and employee benefits, occupancy and equipment costs, data processing, professional fees, FDIC insurance and other general and administrative expenses, are the Company’s primary expenditures incurred as a result of operations.
Financial institutions, in general, are significantly affected by economic conditions, competition, and the monetary and fiscal policies of the federal government. Lending activities are influenced by the demand for and supply of housing and commercial real estate, competition among lenders, interest rate conditions, and funds availability. Our operations and lending are concentrated in South Central Pennsylvania in Dauphin, Chester, Cumberland, Lancaster, Northumberland, and Schuylkill Counties. In 2023 as a result of the completion of the Partners Merger, we entered the counties of Wicomico, Charles, Anne Arundel, and Worcester counties in Maryland, Sussex county in Delaware, Camden and Burlington counties in New Jersey, Spotsylvania and Fairfax counties in Virginia, and the city of Fredericksburg, Virginia. Our operations and lending are influenced by local economic conditions. Deposit balances and cost of funds are influenced by prevailing market rates on competing investments, customer preferences, and levels of personal income and savings in our primary market area. Operations are also significantly impacted by government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially impact the Company.
Recent Market Conditions
The Company’s financial condition and performance are all highly dependent on the business environment in the market area in which we operate and in the United States as a whole.
The calendar year 2024 presented several headwinds to the U.S. economy which included a dynamic market interest rate environment, the continuation of the war in Ukraine and the Israeli/Hamas war in Gaza, uncertain inflation rates, and the election of a new presidential administration. This caused financial markets to remain cautious about future economic growth as the yield curve remained inverted until December of 2024. Many forecasters have predicted a recession in the future even while the Federal Reserve began cutting interest rates in the latter half of the year.
In spite of uncertainty, the U.S. economy was surprisingly resilient, not only avoiding a recession, but growing as measured by several indicators such as gross domestic product (GDP), the unemployment rate, personal consumption expenditures (PCE), disposable personal income, and private nonresidential investment.
Real GDP increased by 2.3% during the year. The unemployment rate remained below 4.5% for the entire year. Labor force participation rates were relatively stable from 2023 to 2024. Resilience in consumer spending measured by retail sales (excluding auto and gas) increased 3.4%. Consumer spending largely accounted for the increase in GDP growth over the past year. Sound household balance sheets and a strong labor markets have allowed U.S. consumers to increase their spending at a pace similar to prior expansions. Residential investment continued to be a drag on GDP, as high mortgage rates and the short supply of single-family homes continues to weigh on the housing market. The year’s growth was also supported by a jump in government spending, especially at the state and local level. The S&P 500 finished 2024 up 23.3% and the Russell 2000 index finished 2024 up 10.0%. Meanwhile, progress in lowering inflation was substantial. From 2023 to 2024, Consumer Price Index (“CPI”) decreased by 50 basis points and core CPI inflation, which excludes the more volatile categories of energy and food, decreased by 70 basis points.
A resilient labor market and strong economic activity along with a lower stabilized inflation rate are consistent with a “soft landing” scenario. But challenges remain. The impact of elevated interest rates, consumer sentiment, a cooling labor market, and geopolitical conflicts all remain highly uncertain. Particularly at the end of the year, monthly inflation was seen to be rising almost back to 3%, which could indicate an even more uncertain and difficult interest rate environment going forward. This has the potential to lead to other economic factors including a slowing of economic growth which would affect businesses and consumers alike.
In 2024, financial markets were impacted by the rate on the benchmark 10-year Treasury note remaining high relative to the past 10 years. This trend has resulted in higher borrowing costs for businesses, consumers, and the government. By some estimates, the average corporate borrowing rate had increased to around 7% by the end of 2024, up from a low of 2.3% in 2020. The effect of a higher-rate environment produced steep unrealized losses for fixed-rate security holders such as banks. This has also led to a tightening of credit conditions and caused many financial institutions to have a renewed focus on liquidity and increased deposit gathering costs. Structural changes in markets and the economy may have changed the ways that firms and individuals respond to higher rates since the last similar rate environment, about 15 years ago.
The general sentiment among market participants based on the Federal Open Market Committee (FOMC) “dot plot” and other expectations is that the target rate will be relatively stable in 2025 with rate cuts currently being paused. However, analysts suggest that the Federal Reserve could gradually cut rates throughout the next three years as the economy continues to stabilize.
Comparison of Financial Condition at December 31, 2024 and December 31, 2023
Total assets at December 31, 2024, were $2.88 billion, an increase of $209.5 million, or 7.8%, from $2.67 billion at December 31, 2023. The increase in total assets was primarily attributable to the increases in loans receivable of 6.0%, from $2.13 billion at December 31, 2023 to $2.26 billion at December 31, 2024 and cash and cash equivalents which increased $85.9 million, from $80.2 million at December 31, 2023 to $166.1 million at December 31, 2024.
Cash and cash equivalents increased $85.9 million, or 107.1%, from $80.2 million at December 31, 2023 to $166.1 million at December 31, 2024. The increase was primarily due to:
Primary Cash Inflows
•
Net increase in deposits of $153.4 million;

•
Proceeds from long-term borrowings of $40.0 million;

•
Cash from operating activities of $25.4 million;

•
Net cash from investment securities (calls, maturities, and principal repayments) of $28.5 million; and

•
Proceeds from sales of available for sale investment securities of $1.7 million.

Primary Cash Outflows
•
Net increase in loans receivable of $91.4 million;

•
Purchase of investment securities available for sale of $57.3 million; and

•
Payment of dividends of $11.1 million.

Securities available-for-sale increased by $30.1 million, or 26.1%, to $145.6 million at December 31, 2024 from $115.5 million at December 31, 2023 due to purchases of $57.3 million. The securities available-for-sale portfolio had a net unrealized loss of $7.5 million at December 31, 2024 compared with a net unrealized loss of $4.9 million at December 31, 2023. Partially offsetting the increase in securities available-for-sale were proceeds from principal repayments, sales, calls, and maturities of $25.2 million.
The following table summarizes the maturity distribution schedule with corresponding weighted-average yields of securities available for sale and held-to-maturity as of December 31, 2024, at carrying value. Weighted average yields have been computed on a fully taxable-equivalent basis using a tax rate of 21%. Mortgage-backed securities are included in maturity categories based on their contractual maturity date. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. The table below excludes certain investment securities that have no scheduled maturity date.
	Within 1 Year		1 – 5 Years		After 5 – 10 Years		After 10 Years		Total
(in thousands)	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
Available for Sale:
US Government Agency securities	$—	—	$4,823	4.85%	$7,154	5.22%	$1,096	6.12%	$13,073	5.16%
Obligations of state and political subdivisions	655	2.95%	8,956	2.89%	13,774	3.24%	23,816	3.95%	47,201	3.53%
Mortgage-backed securities in government-sponsored entities	39	2.47%	367	2.70%	16,691	2.25%	67,686	4.62%	84,783	4.15%
Other securities	—	—	377	5.31%	—	—	156	(13.75)%	533	(2.00)%
Total	$694	2.93%	$14,523	3.58%	$37,619	3.18%	$92,754	4.44%	$145,590	4.02%

	Within 1 Year		1 – 5 Years		After 5 – 10 Years		After 10 Years		Total
(in thousands)	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
Held to Maturity:
Corporate debentures	$3,000	8.50%	$3,000	4.38%	$9,250	5.29%	$—	—	$15,250	5.81%
Structured mortgage-backed securities	—	—	—	—	—	—	16,717	4.63%	16,717	4.63%
Total	$3,000	8.50%	$3,000	4.38%	$9,250	5.31%	$16,717	4.63%	$31,967	5.19%

In 2024, the Company purchased an investment security classified as held to maturity of $250 thousand. During 2024, return of principal on held to maturity securities totaled $5.1 million.
Net loans receivable increased during the year ended December 31, 2024 as shown in the table below:
(dollars in thousands)	December 31, 2024	December 31, 2023	Change	%
Agriculture loans	$67,741	$65,861	$1,880	2.85%
Construction loans	152,619	161,825	(9,206)	(5.69)
Commercial loans	245,833	232,412	13,421	5.77
Commercial real estate loans
Multifamily	211,778	176,843	34,935	19.75
Owner occupied	477,742	474,964	2,778	0.58
Non-owner occupied	628,237	551,481	76,756	13.92
Residential real estate loans
First liens	373,469	376,092	(2,623)	(0.70)
Second liens and lines of credit	76,713	66,648	10,065	15.10
Consumer and other loans	17,086	16,740	346	2.07
Municipal loans	3,886	5,244	(1,358)	(25.90)
Total Loans	2,255,104	2,128,110	126,994	5.97
Deferred costs	645	174	471	270.69
Allowance for credit losses	(26,435)	(23,767)	(2,668)	11.23
Total	$2,229,314	$2,104,517	124,797	5.93%
The above table does not include loans that are held for sale related to the New Jersey Branch Sale.
The majority of the loan growth in net loans resulted from a $114.5 million, or 9.51% increase in commercial real estate loans, from $1.20 billion at December 31, 2023 to $1.32 billion at December 31, 2024. Multifamily loans increased by $35.0 million, primarily due to loans originated in 2024 contributing to the year end balance of $34.7 million, and loans converted from construction to permanent status of $9.6 million. Non-owner occupied commercial real estate increased $76.8 million primarily due to loans originated in 2024 contributing to the year end balance of $77.3 million, and loans converted from construction to permanent status of $26.0 million.
The following table presents the contractual maturity distribution of our loan portfolio at December 31, 2024. The table further presents the breakdown of our loans between those loans that earn interest at a fixed interest rate and those loans that earn an interest rate that currently fluctuates in accordance with changes to a specific interest rate index.

(In Thousands)	Due in One Year or Less	After One but Within Five Years	After Five but Within Fifteen Years	After Fifteen Years	Total due after One Year	Total
Agriculture loans	$5,677	$18,793	$23,812	$19,459	$62,064	$67,741
Construction loans	73,978	35,532	29,593	13,516	78,641	152,619
Commercial & industrial	30,905	84,386	47,640	82,902	214,928	245,833
Commercial real estate loans
Multifamily	5,186	45,514	125,504	35,574	206,592	211,778
Owner occupied	21,577	168,633	188,174	99,358	456,165	477,742
Non-owner occupied	14,145	200,066	281,262	132,764	614,092	628,237
Residential real estate loans
First liens	26,678	84,267	92,488	170,036	346,791	373,469
Second liens	4,180	5,542	17,078	49,913	72,533	76,713
Consumer and other loans	540	4,231	11,277	1,038	16,546	17,086
Municipal loans	410	1,248	644	1,584	3,476	3,886
Total	$183,276	$648,212	$817,472	$606,144	$2,071,828	$2,255,104
Loans with fixed interest rates
Agriculture loans	$752	$6,060	$11,488	$—	$17,548	$18,300
Construction loans	29,558	14,239	5,151	4,761	24,151	53,709
Commercial & industrial	4,203	59,213	28,322	404	87,939	92,142
Commercial real estate loans
Multifamily	1,993	24,615	29,421	1,217	55,253	57,246
Owner occupied	14,300	114,326	47,377	3,386	165,089	179,389
Non-owner occupied	7,692	144,935	94,095	2,401	241,431	249,123
Residential real estate loans
First liens	16,458	67,502	23,279	26,865	117,646	134,104
Second liens	346	1,775	740	—	2,515	2,861
Consumer and other loans	538	2,662	7,818	278	10,758	11,296
Municipal loans	355	1,248	471	305	2,024	2,379
Total	$76,195	$436,575	$248,162	$39,617	$724,354	$800,549
Loans with floating or adjustable interest rates
Agriculture loans	$4,925	$12,733	$12,324	$19,459	$44,516	$49,441
Construction loans	44,420	21,293	24,442	8,755	54,490	98,910
Commercial & industrial	26,702	25,173	19,318	82,498	126,989	153,691
Commercial real estate loans
Multifamily	3,193	20,899	96,083	34,357	151,339	154,532
Owner occupied	7,277	54,307	140,797	95,972	291,076	298,353
Non-owner occupied	6,453	55,131	187,167	130,363	372,661	379,114
Residential real estate loans
First liens	10,220	16,765	69,209	143,171	229,145	239,365
Second liens	3,834	3,767	16,338	49,913	70,018	73,852
Consumer and other loans	2	1,569	3,459	760	5,788	5,790
Municipal loans	55	—	173	1,279	1,452	1,507
Total	$107,081	$211,637	$569,310	$566,527	$1,347,474	$1,454,555
Non-accrual loans are presented in the table below. The table below does not include loans that are held for sale related to the New Jersey Branch Sale. Also see Note 5 — Allowance for Credit Losses in the accompanying notes to the consolidated financial statements included elsewhere in this report.

	December 31, 2024
	Total Loans	Non-Accrual Loans
(In Thousands)		Amount	Percent of Loans in Category
Agriculture loans	$67,741	$—	—
Construction loans	152,619	9	0.01%
Commercial & industrial loans	245,833	132	0.05%
Commercial real estate loans
Multifamily	211,778	—	—
Owner occupied	477,742	9,752	2.04%
Non-owner occupied	628,237	4,329	0.69%
Residential real estate loans
First liens	373,469	1,975	0.53%
Second liens and lines of credit	76,713	482	0.63%
Consumer and other loans	17,086	—	—
Municipal loans	3,886	—	—
Total	$2,255,104	$16,679	0.74%
Allowance for credit losses		$26,435
Ratio of allowance for credit losses to total loans		1.17%
Ratio of non-accrual loans to total loans		0.74%
Ratio of allowance for credit losses to non-accrual loans		158.49%
	December 31, 2023
		Non-Accrual Loans
	Total Loans	Amount	Percent of Loans in Category
Agriculture loans	$65,861	$—	—
Construction loans	161,825	191	0.12%
Commercial & industrial loans	232,412	61	0.03%
Commercial real estate loans
Multifamily	176,843	—	—
Owner occupied	474,964	2,548	0.54%
Non-owner occupied	551,481	1,229	0.22%
Residential real estate loans
First liens	376,092	2,707	0.72%
Second liens and lines of credit	66,648	294	0.44%
Consumer and other loans	16,740	7	0.04%
Municipal loans	5,244	—	—
Total	$2,128,110	$7,037	0.33%
Allowance for credit losses		$23,767
Ratio of allowance for credit losses to total loans		1.12%
Ratio of non-accrual loans to total loans		0.33%
Ratio of allowance for credit losses to non-accrual loans		337.74%
The table below provides an allocation of the allowance for credit losses by loan category at December 31, 2024 and 2023. The table below does not include loans that are held for sale related to the New Jersey branch sale.

(In Thousands)	Amount of Allowance Allocated	Percent of Loans in Each Category to Total Loans	Total Loans	Ratio of Allowance Allocated to Loans in Each Category
December 31, 2024
Agriculture loans	$11	3.00%	$67,741	0.02%
Construction loans	893	6.77%	152,619	0.59%
Commercial & industrial loans	4,093	10.90%	245,833	1.66%
Commercial real estate loans
Multifamily	1,805	9.39%	211,778	0.85%
Owner occupied	5,611	21.19%	477,742	1.17%
Non-owner occupied	9,345	27.86%	628,237	1.49%
Residential real estate loans
First liens	3,395	16.56%	373,469	0.91%
Second liens and lines of credit	1,154	3.40%	76,713	1.50%
Consumer and other loans	80	0.76%	17,086	0.47%
Municipal loans	48	0.17%	3,886	1.24%
Total	$26,435	100.00%	$2,255,104	1.17%
December 31, 2023
Agriculture loans	$12	3.10%	$65,861	0.02%
Construction loans	959	7.60%	161,825	0.59%
Commercial & industrial loans	2,940	10.92%	232,412	1.26%
Commercial real estate loans
Multifamily	1,483	8.31%	176,843	0.84%
Owner occupied	6,572	22.32%	474,964	1.38%
Non-owner occupied	5,773	25.91%	551,481	1.05%
Residential real estate loans
First liens	4,778	17.67%	376,092	1.27%
Second liens and lines of credit	1,072	3.13%	66,648	1.61%
Consumer and other loans	99	0.79%	16,740	0.59%
Municipal loans	79	0.25%	5,244	1.51%
Total	$23,767	100.00%	$2,128,110	1.12%
The allowance for credit losses increased $2.7 million from $23.8 million at December 31, 2023 to $26.4 million at December 31, 2024. The primary driver of the increased allowance for credit losses was a measurement period adjustment resulting in a $2.3 million addition related to a loan from the Partners Merger that experienced credit deterioration that existed at acquisition and was considered purchase-credit deteriorated. Provision for credit losses-loans was $642 thousand for the year ended December 31, 2024, of which $332 thousand was shifted from the Allowance for credit losses on unfunded commitments. The Company experienced increases in both overall loan delinquencies and non-performing loans when comparing December 31, 2024 to December 31, 2023 and attributed the majority of these increases to loans acquired in the Partners Merger. The balance of loan delinquencies increased $6.5 million at December 31, 2024 when compared to December 31, 2023, and as a percentage of total loans, delinquencies increased from 0.35% at December 31, 2023 to 0.61% at December 31, 2024. Total nonperforming loans increased $9.9 million when comparing December 31, 2024 to December 31, 2023. As a percentage of total loans non-performing loans increased from 33 basis points at December 31, 2023 to 76 basis points at December 31, 2024. The loans that were individually assessed required a specific reserve of $4.9 million at December 31, 2024, compared to $133 thousand December 31, 2023. The primary driver of the increase in specific reserves was the aforementioned measurement period adjustment resulting in a $2.3 million specific reserve on a single loan. The other loans requiring specific reserves span multiple loan segments and industries as of December 31, 2024.
Asset quality remained strong at December 31, 2024 with non-performing assets, which is defined as non-accrual loans, loans delinquent greater than 90 days and still accruing interest, and other real estate owned, was $17.2 million or 0.76% of total gross loans. This is compared to $7.3 million of non-performing assets at December 31, 2023, which equated to 0.34% of gross loans. The increase in non-performing assets was due primarily to loans acquired in the Partners Merger.
Additional information related to the provision for credit losses and net (charge-offs) recoveries is presented in the table below. Also see Note 5 — Allowance for Credit Losses in the accompanying notes to the consolidated financial statements included in this report.
(In Thousands)	Provision Expense (Benefit)	Net (Charge-Offs) Recoveries	Average Loans	Ratio of Annualized Net (Charge-Offs) Recoveries to Average Loans
2024
Agriculture and farmland loans	$(1)	$—	$66,156	—%
Construction loans	(70)	4	183,336	0.00
Commercial & industrial loans	1,216	(63)	239,797	(0.03)
Commercial real estate loans
Multifamily	320	2	199,993	0.00
Owner occupied	(933)	(28)	494,221	(0.01)
Non-owner occupied	1,315	(43)	609,536	(0.01)
Residential real estate loans
First liens	(1,405)	22	403,828	0.01
Second liens and lines of credit	77	5	72,613	0.01
Consumer and other loans	154	(173)	16,677	(1.04)
Municipal loans	(31)	—	4,461	—
Total	$642	$(274)	$2,290,618	(0.01)%
2023
Agriculture and farmland loans	$(77)	$—	$53,708	—%
Construction loans	133	—	66,230	—
Commercial & industrial loans	1,970	(199)	118,923	(0.17)
Commercial real estate loans
Multifamily	566	—	117,786	—
Owner occupied	3,361	—	170,825	—
Non-owner occupied	(475)	—	296,944	—
Residential real estate loans
First liens	3,018	54	193,648	0.03
Second liens and lines of credit	589	61	33,895	0.18
Consumer and other loans	69	—	11,352	—
Municipal loans	73	—	4,365	—
Total	$9,227	$(84)	$1,067,676	(0.01)%

Total deposits grew by $161.8 million or 7.4%, from $2.20 billion at December 31, 2023 to $2.36 billion at December 31, 2024. Changes in the deposit types are presented in the table below:
(in thousands)	December 31, 2024	December 31, 2023	Change	%
Demand, noninterest-bearing	$658,646	$624,780	$33,866	5.4%
Demand, interest-bearing	525,173	425,551	99,622	23.4
Money market and savings	540,030	554,204	(14,174)	(2.6)
Time deposits, $250,000 and over	164,901	128,334	36,567	28.5
Time deposits, other	368,217	346,519	21,698	6.3
Brokered time deposits	103,615	119,411	(15,796)	(13.2)
Total deposits	$2,360,582	$2,198,799	$161,783	7.4%
The above table does not include deposits that are held for sale related to the New Jersey Branch Sale.
The increase in deposits was due to the increase in demand deposits both interest-bearing and non-interest bearing, due to the Company’s focus on opening commercial deposit accounts, both interest-bearing and noninterest-bearing. The brokered time deposits mature in the first quarter of 2025. Management utilizes brokered deposits as a supplement to core deposit funding from time to time and does not consider brokered deposits to be a primary source of funding.
During the second quarter of 2023 the Company entered into a pay fixed/received variable interest rate swap with a notional amount of $75 million which has a fixed rate of 3.28%, and a maturity of five years. As part of the transaction, the Company will receive an offset to the interest incurred on either a mix of one-month FHLB advances or brokered certificates of deposit at a rate equal to one-month SOFR. Our brokered time deposits balance as of December 31, 2024 and 2023 each included a $75 million brokered deposit with a one-month maturity, however, as part of our interest rate swap transaction, the Company has committed to maintain either one-month advances from the FHLB or brokered deposits with a duration of one month through May of 2028.
The table below presents the daily average balances by deposit type and weighted average rates paid thereon for the years ended December 31, 2024 and 2023.
	December 31, 2024		December 31, 2023
(In Thousands)	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Demand, noninterest-bearing	$653,966	0.00%	$245,703	0.00%
Demand, interest-bearing	476,686	2.17%	269,615	2.11%
Money market and savings	579,232	2.24%	278,418	2.53%
Time deposits, other	617,894	4.48%	301,101	3.29%
Total Deposits	$2,327,778	2.19%	$1,094,837	2.07%
The Company has deposits that exceed the FDIC insurance limit of $250,000 of $807.5 million and $713.4 million at December 31, 2024 and 2023, respectively. Total uninsured deposits are calculated based on regulatory reporting requirements and reflects the portion of any deposit of a customer at an insured depository institution that exceeds the applicable FDIC insurance coverage for that depositor at that institution and amounts in any other uninsured investment or deposit accounts that are classified as deposits and not subject to any federal or state deposit insurance regime. As of December 31, 2024, the total uninsured deposits includes $44.2 million of municipal deposits that exceed the FDIC insurance limits. These municipal deposits are fully secured with pledged securities from our available for sale securities portfolio. At December 31, 2024, the scheduled maturities of time deposits that meet or exceed the FDIC insurance limit or otherwise uninsured were as follows:

(In Thousands)	December 31, 2024
Due within 3 months or less	$38,059
Due after 3 months and within 6 months	61,288
Due after 6 months and within 12 months	47,456
Due after 12 months	9,986
$156,789
At both December 31, 2024 and 2023, short-term borrowings were $10.0 million, in short-term FHLB advances. The FHLB advances outstanding at December 31, 2024 matured in January 2025.
At December 31, 2024 and 2023, long-term borrowings consisted of $40.0 million and $0, respectively in long-term FHLB advances. In the first quarter of 2024, the Company replaced some of its existing overnight borrowings at a lower cost, $40.0 million term advance with a fixed interest rate of 4.827%, maturing in February 2026.
As part of the Partners Merger, the Company assumed one-half undivided interest in 410 William Street, Fredericksburg, Virginia. Partners purchased a one-half interest in the land for cash, plus additional settlement costs, and assumption of one-half of the remaining deed of trust loan on December 14, 2012. Partners indemnified the indemnities, who are the personal guarantors of the deed of trust loan in the amount of $886 thousand, which was one-half of the outstanding balance of the loan as of the purchase date. The Company has a remaining obligation under the note payable of $565 thousand as of December 31, 2024. The loan was refinanced on April 30, 2015 with a twenty-five year amortization. The interest rate is fixed at 3.60% for the first 10 years, and then becomes a variable rate of 3.0% plus the 10 year Treasury rate until maturity.
Subordinated debt with a carrying value of $21.9 million was assumed as part of the Partners Merger. The first tranche has a face value of $4.5 million and bear interest at a fixed rate of 6.875%, and matures in April 2028. The second tranche has a face value of $18.05 million and bears interest at a fixed rate of 6.0% until July 1, 2025, then floats at the three-month Secured Overnight Finance Rate (“SOFR”) plus 590 basis points. Beginning July 1, 2025 through maturity, these notes may be redeemed by the Company. The subordinated notes mature on July 1, 2030.
Subordinated debt with a carrying value of $20.1 million was assumed as part of the Gratz Merger. These notes bear interest at a fixed interest rate of 5.0% per year for five years or until October 1, 2025 and then float at an index tied to SOFR. The notes have a term of ten years, with a maturity date of October 1, 2030. The notes are redeemable at the option of the Company, in whole or in part, subject to any required regulatory approvals after five years.
Additionally, on April 8, 2022, the Company issued subordinated debt with a carrying value of $20.0 million. These notes bear interest at a fixed annual rate of 4.50% per year up to April 15, 2027 and then float to an index tied to the three-month SOFR, plus 203 basis points. Subject to limited exceptions, the Company cannot redeem the notes before the fifth anniversary of the issuance date.
The balance of subordinated debt was $62.0 million and $61.4 million at December 31, 2024 and 2023, respectively.
Total shareholders’ equity increased by $14.4 million, or 5.43%, from $265.8 million at December 31, 2023, to $280.2 million at December 31, 2024. The increase was primarily attributable to net income of $26.2 million for the year ended December 31, 2024. This increase was partially offset by dividends of $11.1 million and an increase in accumulated other comprehensive loss of $1.3 million.
Comparison of Results of Operations for the Years Ended December 31, 2024 and 2023
General:   Net income was $26.2 million for the year ended December 31, 2024, or $0.71 per diluted share, an increase of $38.2 million compared to a net loss of $12.0 million, or ($0.67) per diluted share, for the year ended December 31, 2023.
The increase in net income for the year ended December 31, 2024 as compared to the prior year was primarily the result of an increase in interest and dividend income of $93.5 million and an increase in noninterest income of $7.8 million. These gains were partially offset by an increase in interest expense of $32.3 million and an increase in noninterest expense of $29.1 million.
Analysis of Net Interest Income
Net interest income represents the difference between the interest the Company earns on its interest-earning assets, such as loans and investment securities, and the expense the Company pays on interest-bearing liabilities, such as deposits and borrowings. Net interest income depends on both the volume of our interest-earning assets and interest-bearing liabilities and the interest rates the Company earns or pays on them.
Average Balances, Interest and Average Yields:   The following table sets forth certain information relating to average balance sheets and reflects the average annualized yield on interest-earning assets and average annualized cost of interest-bearing liabilities, interest earned and interest paid for the years indicated. Such yields and costs are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from daily balances over the years indicated. The average balances for loans are net of allowance for credit losses, but include non-accrual loans. The loan yields include net amortization of certain deferred fees and costs that are considered adjustments to yields, but were not material adjustments to the yields. Yields on earning assets are shown on a fully taxable-equivalent basis assuming a tax rate of 21%.
	For the Year Ended December 31,
	2024			2023
(Dollars in thousands)	Avg Bal	Interest(2)	Yield/Rate	Avg Bal	Interest(2)	Yield/Rate
Int. Earn. Cash	$111,790	$4,890	4.37%	$55,501	$1,966	3.54%
Securities
Taxable(1)	128,140	6,206	4.84%	84,860	3,260	3.84%
Tax-Exempt	43,134	1,839	4.26%	38,591	1,495	3.87%
Total Securities	171,274	8,045	4.70%	123,451	4,755	3.85%
Total Cash Equiv. and Investments	283,064	12,935	4.57%	178,952	6,721	3.76%
Total Loans(3)(4)	2,290,618	146,175	6.38%	1,071,864	58,791	5.48%
Total Interest-Earning Assets	2,573,682	159,110	6.18%	1,250,816	65,512	5.24%
Other Assets	205,568			106,267
Total Assets	$2,779,250			$1,357,083
Interest bearing demand(5)	$476,686	$10,344	2.17%	$269,615	$5,684	2.11%
Money market demand(5)	579,232	12,981	2.24%	278,418	7,053	2.53%
Time deposits(5)	617,894	27,708	4.48%	301,101	9,901	3.29%
Total Borrowings(6)	149,572	7,797	5.21%	90,468	3,849	4.25%
Total Interest-Bearing Liabilities	1,823,384	58,830	3.23%	939,602	26,487	2.82%
Non Int Bearing Deposits(5)	653,966			245,703
Total Cost of Funds	$2,477,350	$58,830	2.37%	$1,185,305	$26,487	2.23%
Other Liabilities	29,515			19,850
Total Liabilities	$2,506,865			$1,205,155
Shareholders’ Equity	$272,385			$151,928
Total Liabilities & Shareholders’ Equity	$2,779,250			$1,357,083
Net Interest Income/ Spread (FTE)		100,280	2.95%		39,025	2.42%
Tax-Equivalent Basis Adjustment		(386)			(314)
Net Interest Income		$99,894			$38,711
Net Interest Margin			3.88%			3.09%

(1)
Taxable income on securities includes income from available for sale securities and income from certificates of deposits with other banks.

(2)
Income stated on a tax equivalent basis which is non-GAAP and is reconciled to GAAP at the bottom of the table.

(3)
Includes the balances of nonaccrual loans.

(4)
Includes the balances of loans held for sale

(5)
Includes the balances of deposits held for sale

(6)
Includes the effect of the interest rate swap, which reduced interest expense by $1.42 million during the year.

Rate/Volume Analysis
The following table reflects the sensitivity of the Company’s interest income and interest expense to changes in volume and in yields on interest-earning assets and costs of interest-bearing liabilities during the years indicated.
	Year Ended December 31, 2024 vs. 2023 Increase (Decrease) Due To:
(Dollars in thousands)	Rate	Volume	Net
Interest Income:
Int. Earn. Cash	$928	$1,996	$2,924
Securities
Taxable	1,281	1,665	2,946
Tax-Exempt	168	176	344
Total Securities	1,449	1,841	3,290
Total Loans	20,616	66,768	87,384
Total Interest-Earning Assets	22,993	70,605	93,598
Interest Expense:
Interest bearing demand	286	4,374	4,660
Money market demand	(1,680)	7,608	5,928
Time deposits	7,353	10,454	17,807
Total Borrowings	1,436	2,512	3,948
Total Interest-Bearing Liabilities	7,395	24,948	32,343
Change in Net Interest Income	$15,598	$45,657	$61,255
Net Interest Income:   Net interest income before provision for credit losses increased by $61.2 million, or 158.05%, to $99.9 million for the year ended December 31, 2024, compared to $38.7 million for the year ended December 31, 2023. This increase can be attributed to an increase in interest income resulting from a higher average balance in interest-earning assets and an increase in the average yield on interest earning assets as compared to the year ended December 31, 2023. This increase was partially offset by an increase in interest expense resulting from increased average rates paid on interest-bearing liabilities due to the higher interest rate environment and an increase in the average balance of interest bearing liabilities. The increase in average balances of interest earning assets and interest bearing liabilities was a result of the completion of the Partners Merger. The net interest margin increased 79 basis points to 3.88% for the year ended December 31, 2024 from 3.09% for the year ended December 31, 2023.
Interest Income:   Interest income increased to $158.7 million for the year ended December 31, 2024, compared with $65.2 million for the year ended December 31, 2023 primarily due to an increase in interest income on loans as a result of the growth in average loans as well as the increase in average yields earned on all categories of interest earning assets. The growth in the average balance of interest earning assets which increased $1.32 billion to $2.57 billion for the year ended December 31, 2024 compared to $1.25 billion for the year ended December 31, 2023 contributed $70.6 million in growth of interest income. The growth in the average balance of interest earning assets was due primarily to the increase in the average balance of loans which increased $1.22 billion to $2.29 billion for the year ended December 31, 2024 as compared to 2023 as a result of growth in the commercial loan portfolio primarily due to the completion of the Partners Merger. The average yield of loans increased 90 basis points from 5.48% for the year ended December 31, 2023 to 6.38% for the year ended December 31, 2024 which contributed $20.6 million to the increase in interest income. Normal amortization of net loan discounts recorded as part of purchase accounting adjustments to acquired loans contributed $14.7 million to interest income during the year ended December 31, 2024. Overall the average yield of interest earning assets increased 94 basis points on an annualized basis to 6.18% for the year ended December 31, 2024 as compared to 2023 due primarily to a larger concentration of interest earning assets in loans along with a higher average yield on interest earning cash, securities, and loans.
Interest Expense:   Interest expense increased by $32.3 million or 122.11% to $58.8 million for the year ended December 31, 2024, compared to $26.5 million for the year ended December 31, 2023. The increase in interest expense was primarily due to the increase in the average balance of interest-bearing liabilities, which increased $883.8 million to $1.82 billion for the year ended December 31, 2024 compared to $939.6 million for the year ended December 31, 2023 as a result of the increase in the average balance of our deposits and borrowings due to the completion of the Partners Merger. The increase in interest expense was also impacted by an increase in the interest rate paid on interest bearing liabilities. The average rate paid on interest bearing liabilities increased 41 basis points from 2.82% for the year ended December 31, 2023 to 3.23% for the year ended December 31, 2024 due to the higher interest rate environment and in particular its impact on deposit costs, specifically time deposits. Normal amortization of net discounts on acquired interest bearing liabilities recorded as part of purchase accounting adjustments through the Partners Merger contributed $2.2 million to the increase in interest expense during the year ended December 31, 2024. Interest expense on time deposits increased $17.8 million, primarily due to the increase in the average balance of time deposits, which increased $316.8 million to $617.9 million for the year ended December 31, 2024 compared to $301.1 million for the year ended December 31, 2023, as a result of the Partners Merger.
The increase in interest expense on time deposits was also impacted by an increase in average interest rate paid, which increased 119 basis points from 3.29% for the year ended December 31, 2023 to 4.48% for the year ended December 31, 2024. Interest expense on borrowings increased $3.9 million, primarily due to increased borrowings which included subordinated debt acquired in the Partners Merger and a $40 million 2-year FHLB advance entered into in February 2024. Also contributing to increased interest expense on borrowings was a 96 basis points increase in the average interest rate paid on borrowings, from 4.25% for the year ended December 31, 2023 to 5.21% for the year ended December 31, 2024.
Provision for Credit Losses:   The provision for credit losses decreased by $9.0 million from $9.3 million for the year ended December 31, 2023 to $257 thousand for the year ended December 31, 2024. For the year ended December 31, 2024, the provision for credit losses consisted of $642 thousand related to loans, a credit of $332 thousand related to unfunded commitments, and a credit of $53 thousand related to securities. The decrease in provision for credit losses was primarily due to the required $9.7 million provision for credit losses on non-PCD loans acquired in the Partners Merger in 2023, with no such provision required in 2024.
The Company completes a comprehensive quarterly evaluation to determine its provision for credit losses. The evaluation reflects analyses of individual borrowers and historical loss experience, and changes in net loan balances, supplemented as necessary by credit judgment that considers observable trends, conditions, and other relevant environmental and economic factors.
Refer to Note 5 of the Notes to the Consolidated Financial Statements for additional details on the provision for credit losses.
Non-interest Income:   Non-interest income increased by $7.8 million to $8.9 million for the year ended December 31, 2024, from $1.1 million for the year ended December 31, 2023. The increase was primarily the result of an increase in service charges on deposit accounts of $3.1 million, from $978 thousand for the year ended December 31, 2023 to $4.0 million for the year ended December 31, 2024, primarily as a result of the Partners Merger. Additionally, the Company recognized a loss on the sale of an investment in the subordinated notes of Signature Bank which was taken into FDIC receivership in the first quarter of 2023. The Company sold our investment and recognized a loss of $2.4 million during the year ended December 31, 2023. Bank-owned life insurance (“BOLI”) income increased $895 thousand, primarily due to increased income from BOLI acquired in the Partners Merger. Gains on sales of debt securities during the year ended December 31, 2024 were $4 thousand.

Non-interest Expenses:   Non-interest expenses increased $29.1 million or 63.4%, from $45.8 million for the year ended December 31, 2023, to $74.9 million for the year ended December 31, 2024. The increase was primarily due to: (1) an increase in salaries and employee benefits of $20.4 million related to an increase in the number of employees due to the completion of the Partners Merger; (2) an increase of $4.1 million of amortization of intangible assets as a result of intangibles acquired from the Partners Merger; and (3) an increase of $3.4 million in equipment and data processing costs. These increases were offset by a decrease in merger and system conversion expenses of $10.3 million as most of the merger and system conversion expenses of the Partners Merger were incurred in 2023.
Income Tax Expense/Benefit:   Income tax expense for the year ended December 31, 2024 totaled $7.4 million compared to an income tax benefit of $3.4 million for 2023 primarily as a result of an increase in income before income tax expense. The income tax expense recognized for the year ended December 31, 2024 was the direct result of our net income adjusted for tax free income and non-deductible merger related expenses. We recognized income tax expense for the year ended December 31, 2024 at an effective tax rate of 22.0% which is greater than our statutory tax rate of 21%. As a result of the Partners Merger, the Company now has nexus in states with applicable state corporate income taxes which is adding to the effective tax rate and resulting in a rate greater than our statutory federal tax rate of 21%. This is as compared to an income tax benefit for the year ended December 31, 2023 as a result of our net loss, which resulted in an effective tax rate of 21.9%.
Liquidity, Commitments, and Capital Resources
The Company’s liquidity, represented by cash and due from banks, is a product of our operating, investing and financing activities. The Company’s primary sources of funds are deposits, principal repayments of securities and outstanding loans, and funds provided from operations. In addition, the Company invests excess funds in short-term interest-earnings assets such as overnight deposits or U.S. agency securities, which provide liquidity to meet lending requirements. While scheduled payments from the amortization of loans and securities and short-term investments are relatively predictable sources of funds, general interest rates, economic conditions and competition greatly influence deposit flows and repayments on loans and mortgage-backed securities.
The Company strives to maintain sufficient liquidity to fund operations, loan demand and to satisfy fluctuations in deposit levels. The Company is required to have enough investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure safe and sound banking operations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Our attempts to maintain adequate liquidity, and liquidity management is both a daily and long-term function of the Company’s business management. We manage our liquidity in accordance with a board of directors-approved asset liability policy, which is administered by the Company’s asset-liability committee (“ALCO”). ALCO reports interest rate sensitivity, liquidity, capital and investment-related matters on a quarterly basis to the Company’s board of directors.
The Company reviews cash flow projections regularly and updates them in order to maintain liquid assets at levels believed to meet the requirements of normal operations, including loan commitments and potential deposit outflows from maturing certificates of deposit and savings withdrawals. Certificates of deposit due within one year of December 31, 2024 totaled $582.0 million, or 91.4% of our certificates of deposit, and 24.7% of total deposits. Of these certificates of deposits, $103.6 million are brokered deposits, of which $75 million relate to our interest rate swap. If these deposits do not remain with us, we will be required to seek other sources of funds, including other deposits and FHLB advances. Depending on market conditions, we may be required to pay higher rates on such deposits or borrowings than we currently pay. We believe, however, based on past experience that a significant portion of such deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered. While deposits are the Company’s primary source of funds, when needed the Company is also able to generate cash through borrowings from the FHLB. At December 31, 2024, the Company had remaining available capacity with the FHLB, subject to certain collateral restrictions, of approximately $723.8 million. There were $10.0 million in short-term FHLB advances outstanding at December 31, 2024, which matured in the first quarter of 2025. There were $40.0 million in long-term FHLB advances outstanding at December 31, 2024, scheduled to mature in February 2026.

In addition to our available borrowing capacity at the FHLB, the Company has bank-level lines of credit with multiple financial institutions and a line at the Federal Reserve Bank Discount Window that provides additional liquidity at December 31, 2024.
The following table shows the Company’s available borrowing capacity at December 31, 2024.
(In Thousands) Liquidity Source	Capacity	Outstanding	Available
Federal Home Loan Bank	$773,832	$50,000	$723,832
Federal Reserve Bank Discount Window	24,070	—	24,070
Correspondent Banks	77,000	—	77,000
Total	$874,902	$50,000	$824,902
Consistent with the Company’s goals to operate as a sound and profitable financial institution, the Company actively seeks to maintain the Bank’s status as a well-capitalized institution in accordance with regulatory standards. As of December 31, 2024 and 2023, the Bank met the capital requirements to be considered “well capitalized.” See Note 16 within the Notes to the Consolidated Financial Statements for more information regarding our capital resources.
Off-Balance Sheet Arrangements and Contractual Obligations
See Note 17 within the Notes to the Consolidated Financial Statements beginning for more information regarding the Company’s off-balance sheet arrangements.
For disclosures of the Company’s future obligations under operating leases, please see Note 7 within the Notes to the Consolidated Financial Statements. For disclosures of the Company’s contractual obligations related to certificates of deposits, please see Note 9 within the Notes to the Consolidated Financial Statements.
Critical Accounting Estimates
It is management’s opinion that accounting estimates covering certain aspects of the Company’s business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity required in making such estimate, which have a material impact on the carrying value of certain assets and liabilities. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. The more significant areas in which the Company’s management applies critical assumptions and estimates include the following:
Allowance for credit losses: The loan portfolio is the biggest asset on the Company’s balance sheet. The allowance for credit losses represents management’s estimate of credit losses in the loan portfolio at the balance sheet date. A provision for credit losses is recorded to adjust the level of the allowance for credit losses as deemed necessary by management. The allowance for credit losses consists of reserves on loans that share similar risk characteristics, and reserves on loans that do not share similar risk characteristics.
Expected credit losses are estimated over the contractual term of the loan, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: management has a reasonable expectation at the reporting date that a restructured loan will be executed with an individual borrower or the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancelable by the Company. Management’s determination of the adequacy of the allowance for credit losses is based on periodic evaluations of past events, including historical credit loss experience on financial assets with similar risk characteristics, historical credit losses experienced by peer institutions on financial assets with similar risk characteristics, current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the financial assets. This evaluation has subjective components requiring material estimates, including forecasted national economic conditions such as U.S. GDP and U.S civilian unemployment rate, expected default probabilities, the expected loss given default, and the amounts and timing of expected future cash flows. This evaluation is also subject to adjustment through qualitative factor considerations. All of these factors may be susceptible to significant change.

Changes in the FOMC’s median forecasted year over year U.S. civilian unemployment rate, the year over year change in U.S. GDP, and S&P/Case-Shiller U.S. National Home Price Index (“HPI”) could have a material impact on the model’s estimation of the allowance. FOMC projections are sourced from a quarterly Summary of Projections, which accompanies select FOMC meetings. An immediate “shock” or increase of 25% in the FOMC’s projected rate of U.S. civilian unemployment, a decrease of 25% in the FOMC’s projected rate of U.S. GDP growth, and 25% decrease in the HPI would increase the model’s total calculated allowance by approximately $3.5 million, or 13.4%, to $30.0 million as of December 31, 2024, assuming qualitative adjustments are kept at current levels. An immediate decrease of 25% in the FOMC’s projected rate of U.S. civilian unemployment, an increase of 25% in the FOMC’s projected rate of U.S. GDP growth, and 25% increase in the HPI would decrease the model’s total calculated allowance by approximately $3.2 million, or 12.2%, to $23.2 million as of December 31, 2024, assuming qualitative adjustments are kept at current levels. While management’s current evaluation of the allowance for credit losses indicates that the allowance is appropriate, the allowance may need to be increased under adversely different conditions or assumptions. Additionally, changes in those factors and inputs may not occur at the same rate and inputs may be directionally inconsistent, such that improvements in one factor may offset deterioration in others.
Generally, loans that do not share similar risk characteristics are collateral-dependent and impairment is measured through the collateral method. Appraisals of the underlying value of property securing loans are critical in determining impairment. Assumptions used in appraisals could affect the valuation of a property securing a loan and the related allowance determined. Management reviews the assumptions supporting such appraisals to determine that resulting values reasonably reflect amounts realizable on related loans.
When the measurement of these loans is less than the recorded investment in the loan, the shortfall is recorded through the allowance for credit losses. To the extent that actual results differ from management estimates, additional provisions for credit losses may be required that would adversely impact earnings in future periods.
Business Combinations: The Company accounts for acquisitions under the acquisition method of accounting. Assets acquired and liabilities assumed in a business combination are recorded at their estimated fair value on their purchase date. As provided for under accounting principles generally accepted in the United States of America, management has up to 12 months following the date of the acquisition to finalize the fair values of acquired assets and assumed liabilities. Management has finalized the fair values of acquired assets and assumed liabilities from the Partners Merger. The valuation of acquired loans involves significant estimates, assumptions and judgment based on information available as of the acquisition date. Loans acquired in a business combination transaction are evaluated either individually or in pools of loans with similar characteristics; including consideration of a credit component. A number of factors are considered in determining the estimated fair value of purchased loans including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods, contractual interest rates compared to market interest rates, and net present value of cash flows expected to be received.
Item 7A.
Quantitative and Qualitative Disclosures About Market Risk.

Not required for smaller reporting companies.

Item 8.
Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of LINKBANCORP, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of LINKBANCORP, Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023; the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent, with respect to the Company, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Company’s auditor since 2020.
/s/ S.R. Snodgrass, P.C.
Conshohocken, Pennsylvania
March 31, 2025

LINKBANCORP, Inc. and Subsidiaries
Consolidated Balance Sheets
(In Thousands, except share and per share data)	December 31, 2024	December 31, 2023
ASSETS
Noninterest-bearing cash equivalents	$13,834	$13,089
Interest-bearing deposits with other institutions	152,266	67,101
Cash and cash equivalents	166,100	80,190
Securities available for sale, at fair value	145,590	115,490
Securities held to maturity (Fair value of $30,284 and $34,236, respectively)	31,967	36,735
Less: Allowance for credit losses – held to maturity securities	(459)	(512)
Securities held to maturity, net	31,508	36,223
Loans receivable	2,255,749	2,128,284
Less: Allowance for credit losses – loans	(26,435)	(23,767)
Net loans	2,229,314	2,104,517
Investments in restricted bank stock	5,209	3,965
Premises and equipment, net	18,029	20,130
Right-of-Use Asset – Premises	14,913	15,497
Bank-owned life insurance	52,079	48,847
Goodwill	58,806	56,968
Other intangible assets, net	20,955	25,733
Deferred tax asset	18,866	24,153
Assets held for sale	94,146	115,499
Accrued interest receivable and other assets	23,263	22,113
TOTAL ASSETS	$2,878,778	$2,669,325
LIABILITIES
Deposits:
Demand, noninterest bearing	$658,646	$624,780
Interest bearing	1,701,936	1,574,019
Total deposits	2,360,582	2,198,799
Long-term borrowings	40,000	—
Short-term borrowings	10,000	10,000
Note payable	565	590
Subordinated debt	61,984	61,444
Lease liabilities	15,666	16,361
Allowance for credit losses – unfunded commitments	1,857	2,189
Liabilities held for sale	93,777	99,777
Accrued interest payable and other liabilities	14,126	14,369
TOTAL LIABILITIES	2,598,557	2,403,529
COMMITMENTS AND CONTINGENT LIABILITIES (Notes 1, 7, and 17)
SHAREHOLDERS’ EQUITY
Preferred stock (At December 31, 2024 and 2023: no par value; 5,000,000 shares authorized; no shares issued and outstanding.)	—	—
Common stock (At December 31, 2024 and 2023: $0.01 par value; 50,000,000 shares authorized; 37,370,917 and 37,340,700 shares issued and outstanding, respectively.)	370	369
Surplus	264,449	263,310
Retained earnings	19,947	4,843
Accumulated other comprehensive loss	(4,545)	(3,209)
Total equity attributable to parent	280,221	265,313
Noncontrolling interest in consolidated subsidiary	—	483
TOTAL SHAREHOLDERS’ EQUITY	280,221	265,796
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,878,778	$2,669,325
See accompanying notes to the consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Consolidated Statements of Operations
	Year Ended December 31,
(In Thousands, except share and per share data)	2024	2023
INTEREST AND DIVIDEND INCOME
Loans receivable, including fees	$146,175	$58,791
Investment securities and certificates of deposit:
Taxable	6,206	3,260
Exempt from federal income tax	1,453	1,181
Other	4,890	1,966
Total interest and dividend income	158,724	65,198
INTEREST EXPENSE
Deposits	51,033	22,638
Other borrowings	3,977	1,923
Subordinated debt	3,820	1,926
Total interest expense	58,830	26,487
NET INTEREST INCOME BEFORE PROVISION FOR CREDIT LOSSES	99,894	38,711
Provision for credit losses	257	9,295
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	99,637	29,416
NONINTEREST INCOME
Service charges on deposit accounts	4,036	978
Bank-owned life insurance	1,633	738
Net realized gains (losses) on the sales of debt securities	4	(2,370)
Gain on sale of loans	270	465
Other	2,919	1,276
Total noninterest income	8,862	1,087
NONINTEREST EXPENSE
Salaries and employee benefits	41,061	20,612
Occupancy	5,945	3,015
Equipment and data processing	7,174	3,720
Professional fees	2,830	1,698
FDIC insurance and supervisory fees	2,396	817
Bank shares tax	2,796	1,158
Intangible amortization	4,778	663
Merger & system conversion related expenses	914	11,176
Advertising	633	329
Other	6,377	2,644
Total noninterest expense	74,904	45,832
Income (loss) before income tax expense (benefit)	33,595	(15,329)
Income tax expense (benefit)	7,386	(3,361)
NET INCOME (LOSS)	$26,209	$(11,968)
EARNINGS (LOSS) PER SHARE, BASIC	$0.71	$(0.67)
EARNINGS (LOSS) PER SHARE, DILUTED	$0.71	$(0.67)
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING,
BASIC	36,990,672	17,753,914
DILUTED	37,105,614	17,753,914
See accompanying notes to the consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
	Year Ended December 31,
(In Thousands)	2024	2023
Net income (loss)	$26,209	$(11,968)
Components of other comprehensive (loss) income:
Unrealized (loss) gain on available-for-sale securities	(2,626)	3,225
Tax effect	552	(595)
Net of tax amount	(2,074)	2,630
Unrealized (loss) gain on cash flow hedges	(484)	324
Adjustment for amounts reclassified into net income	1,422	392
Tax effect	(197)	(150)
Net of tax amount	741	566
Reclassification adjustment for debt securities gains (losses) realized in net income	(4)	—
Tax effect	1	—
Net of tax amount	(3)	—
Total other comprehensive (loss) income	(1,336)	3,196
Total comprehensive income (loss)	$24,873	$(8,772)
See accompanying notes to the consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Consolidated Statements of Shareholders’ Equity
(In Thousands, except share data)	Common Stock Shares	Common Stock Amount	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity Attributable to Parent	Noncontrolling interest in consolidated subsidiary	Total Shareholders’ Equity
Balance, December 31, 2023	37,340,700	$369	$263,310	$4,843	$(3,209)	$265,313	$483	$265,796
Net income	—	—	—	26,209	—	26,209	—	26,209
Dividends declared ($0.30 per share)	—	—	—	(11,105)	—	(11,105)	—	(11,105)
Exercise of stock options	2,377	—	14	—	—	14	—	14
Employee stock purchase plan	30,199	1	152	—	—	153	—	153
Stock compensation amortization	—	—	988	—	—	988	—	988
Dissolution of Minority Interest	—	—	—	—	—	—	(483)	(483)
Retirement of restricted shares	(2,359)	—	(15)	—	—	(15)	—	(15)
Other comprehensive loss	—	—	—	—	(1,336)	(1,336)	—	(1,336)
Balance, December 31, 2024	37,370,917	$370	$264,449	$19,947	$(4,545)	$280,221	$—	$280,221
(In Thousands, except share data)	Common Stock Shares	Common Stock Amount	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity Attributable to Parent	Noncontrolling interest in consolidated subsidiary	Total
Balance, December 31, 2022	14,939,640	$149	$117,709	$27,100	$(6,405)	$138,553	$—	$138,553
Cumulative effect of change in accounting principles (Note 1)	—	—	—	(5,419)	—	(5,419)	—	(5,419)
Balance, January 1, 2023, as adjusted	14,939,640	149	117,709	21,681	(6,405)	133,134	—	133,134
Net loss	—	—	—	(11,968)	—	(11,968)	—	(11,968)
Dividends declared ($0.30 per share)	—	—	—	(4,870)	—	(4,870)	—	(4,870)
Issuance of shares of common stock, net proceeds	1,282,052	13	9,945	—	—	9,958	—	9,958
Exercise of stock options	29,632	—	150	—	—	150	—	150
Employee stock purchase plan	21,494	—	174	—	—	174	—	174
Share-based compensation expense:
Restricted Stock Issuance	384,724	—	—	—	—	—	—	—
Stock Compensation Amortization	—	—	244	—	—	244	—	244
Impact of merger with Partners Bancorp	20,683,158	207	135,088	—	—	135,295	483	135,778
Other comprehensive income	—	—	—	—	3,196	3,196	—	3,196
Balance, December 31, 2023	37,340,700	$369	$263,310	$4,843	$(3,209)	$265,313	$483	$265,796
See accompanying notes to the consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Consolidated Statement of Cash Flows
	For the Twelve Months Ended December 31,
(In Thousands)	2024	2023
OPERATING ACTIVITIES
Net income (loss)	$26,209	$(11,968)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for credit losses	257	9,295
Depreciation	1,892	1,121
Amortization of intangible assets	4,778	663
Accretion of discounts, net	(11,747)	(204)
Origination of loans to be sold	(10,093)	(4,210)
Proceeds from loan sales	10,363	4,537
Gain on sale of loans	(270)	(465)
Share-based and deferred compensation	1,864	1,049
Bank-owned life insurance income	(1,633)	(738)
(Gain) loss on sale of debt securities	(4)	2,370
Change in accrued interest receivable and other assets	5,939	(3,800)
Change in accrued interest payable and other liabilities	(1,977)	2,340
Other, net	(136)	—
Net cash provided by (used in) operating activities	25,442	(10)
INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from sales	1,691	91,364
Proceeds from calls and maturities	10,230	—
Proceeds from principal repayments	13,255	8,285
Purchases	(57,322)	(9,756)
Investment securities held to maturity:
Proceeds from principal repayments	5,055	3,436
Purchases	(250)	(11,289)
Proceeds from redemptions of certificates of deposit with other banks	—	5,623
Purchase of restricted investment in bank stocks	(16,530)	(15,624)
Redemption of restricted investment in bank stocks	15,286	21,799
Increase in loans, net	(91,433)	(65,915)
Purchase of bank-owned life insurance	(1,599)	(9,712)
Cash paid to buy-out minority interest	(483)	—
Proceeds from disposal of premises and equipment	2,967	—
Purchase of premises and equipment	(2,885)	(1,153)
Purchase of computer software	—	(220)
Net cash acquired through merger and acquisition	—	41,745
Net cash (used in) provided by investing activities	(122,018)	58,583
FINANCING ACTIVITIES
Increase in deposits, net	153,425	51,834
Change in short-term borrowings, net	—	(65,640)
Proceeds from long-term borrowings	40,000	—
Issuance of shares from exercise of stock options	14	150
Dividends paid	(11,105)	(4,870)
Net proceeds from issuance of common stock	152	10,132
Net cash provided by (used in) financing activities	182,486	(8,394)
Increase in cash and cash equivalents	85,910	50,179
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	80,190	30,011
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$166,100	$80,190
See accompanying notes to the consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Consolidated Statement of Cash Flows (continued)
	For the Twelve Months Ended December 31,
(In Thousands)	2024	2023
SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid during the period for:
Interest	$58,431	$27,874
Income taxes	—	—
Reclassification of New Jersey branch loans from portfolio loans to assets held-for-sale, net	$(21,528)	—
Reclassification of New Jersey branch assets to assets held-for-sale	$175	—
Reclassification of New Jersey branch deposits to liabilities held-for-sale, net	$6,124	—
Reclassification of New Jersey branch liabilities to liabilities held-for-sale	$(124)	—
MERGER AND ACQUISITION CASH FLOW DISCLOSURES
Non-cash assets acquired:
Securities available for sale	$—	$123,440
Loans	—	1,240,334
Investments in restricted bank stock	—	6,763
Premises and equipment	—	15,504
Right-of-Use Asset	—	6,042
Bank-owned life insurance	—	19,153
Goodwill	—	21,126
Intangible Assets	—	25,344
Deferred tax assets	—	14,466
Accrued interest receivable and other assets	—	10,730
Liabilities assumed:
Deposits	—	1,299,867
Other borrowings	—	55,292
Subordinated debt	—	21,078
Operating lease liabilities	—	6,908
Accrued interest payable and other liabilities	—	5,724
Net non-cash assets acquired	—	94,033
Cash and cash equivalents acquired	$—	$41,745

See accompanying notes to the consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(All dollar amounts are presented in thousands, except share and per share amounts)
1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of significant accounting and reporting policies applied in the presentation of the accompanying consolidated financial statements follows:
Nature of Operations
LINKBANCORP, Inc. (the “Company” or “LINKBANCORP”) was incorporated on April 6, 2018, under the laws of the Commonwealth of Pennsylvania. The Company was formed with the intent of becoming a bank holding company through acquisition of a bank.
On September 17, 2018, the Pennsylvania Department of Banking and Securities (the “PADOBS”) approved the acquisition of 100 percent of the shares of Stonebridge Bank, subject to recapitalization of the bank and continued compliance with capital ratios outlined in Note 16. On October 5, 2018, LINKBANCORP, Inc. purchased 100 percent of the outstanding shares of Stonebridge Bank, from its former parent company Stonebridge Financial Corp. under section 363 of the Bankruptcy Code. LINKBANCORP subsequently renamed the bank LINKBANK.
On December 10, 2020, the Company and its wholly owned subsidiary, LINKBANK, and GNB Financial Services, Inc. (“GNBF”), and its wholly owned subsidiary, The Gratz Bank (the “Bank”) entered into an Agreement and Plan of Merger (the “Gratz Merger Agreement”) pursuant to which GNBF merged with and into the Company, with the Company as the surviving corporation. LINKBANK merged with and into The Gratz Bank, with The Gratz Bank as the surviving institution. The merger was consummated effective September 18, 2021. In markets other than the pre-merger Gratz Bank areas, the Bank operated as “LINKBANK, a division of The Gratz Bank.” Effective November 4, 2022, the Bank began to operate under one brand under the name LINKBANK.
On November 30, 2023, the Company completed its merger with Partners Bancorp (“Partners”), and its wholly owned subsidiaries, The Bank of Delmarva and Virginia Partners Bank, pursuant to which Partners merged with and into the Company with the Company as the surviving corporation (the “Partners Merger”). The Bank of Delmarva and Virginia Partners Bank merged with and into LINKBANK with LINKBANK as the surviving bank (the “Bank Mergers”). In connection with the announcement of the Partners Merger in the first quarter of 2023, LINKBANCORP completed a private placement of $10.0 million with certain directors of LINKBANCORP as well as other accredited investors.
The Bank is a full-service commercial bank providing personal and business lending and deposit services. The Bank’s operations are conducted from its eight Solutions Centers located in Dauphin, Chester, Cumberland, Lancaster, Northumberland, and Schuylkill Counties, and loan production offices located in Chester and York Counties, in Pennsylvania, eight solutions centers in Wicomico, Charles, Anne Arundel, and Worcester counties in Maryland, four solutions centers and a loan production office in Sussex county in Delaware, three solutions centers in Camden and Burlington counties in New Jersey, three solutions centers in Spotsylvania and Fairfax counties in Virginia, and one solutions center in the city of Fredericksburg, Virginia. The Company’s corporate office resides in Camp Hill, Pennsylvania. As a state chartered, non-Federal Reserve member bank, the Bank is subject to regulation and supervision by the PADOBS and the Federal Deposit Insurance Corporation (the “FDIC”). The Company is regulated by the Federal Reserve Bank of Philadelphia. The Bank’s deposits are insured up to the applicable limits by the FDIC.
Pending Sale of New Jersey Solutions Centers
On May 9, 2024, the Bank entered into a purchase and assumption agreement (the “Agreement”) with American Heritage Federal Credit Union (“AHFCU”) pursuant to which AHFCU will purchase certain assets and assume certain liabilities (the “Transaction” or “New Jersey Branch Sale”) of the New Jersey operations of the Bank, including all three branch locations (including two branch leases).

Under the Agreement, AHFCU will acquire substantially all of the loans, three branch locations (along with associated personal property and fixtures) and will assume substantially all of the deposits. The total deposit premium to be paid by AHFCU equates to approximately 7.0% of all deposits assumed at closing. With respect to the acquired loans, AHFCU will pay an amount equal to the principal balances plus any accrued but unpaid interest and late charges on the loans measured as of the closing date. AHFCU will pay book value for fixed assets, real estate and any other assets located at the owned branch. As of December 31, 2024, approximately $91.8 million in loans and $93.6 million in deposits were classified as held for sale in connection with the Transaction. The FDIC and NCUA have approved the Transaction which remains subject to customary closing conditions. We anticipate the Transaction will be completed on March 31, 2025, subject to satisfaction or waiver of customary closing conditions.
Basis of Presentation
The merger of Partners with and into the Company was accounted for as an acquisition using the acquisition method of accounting, in accordance with the provisions of FASB ASC 805 Business Combinations. As such, LINKBANCORP was the accounting acquirer and Partners was the accounting acquiree. Factors considered within this guidance included, but were not limited to the following:
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the relative voting interests of LINK shareholders and Partners shareholders in the resulting company after the merger was completed;

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the composition of the board of directors of the Company after the merger was completed;

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the composition of executive and senior management of the resulting company after the merger was completed;

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the terms of the exchange of equity securities in the merger; and

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the relative size of LINK and Partners at the time of the merger.

Accordingly, LINKBANCORP’s historical financial statements are the historical financial statements of the combined company for all periods prior to November 30, 2023 (the “Merger Date”).
The Company’s results of operations for 2023 include the results of operations of the combined company on and after the Merger Date. Results for periods before the Merger Date reflect only those consolidated results of LINKBANCORP and do not include the results of operations of Partners. The assets and liabilities of Partners as of the Merger Date have been recorded at their estimated fair value and added to those of LINKBANCORP. See Note 2. Merger for further information.
The accompanying consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practices within the banking industry. The following summarizes the more significant of these policies and practices.
Initial Public Offering
In September 2022, the Company completed its initial public offering (“IPO”) whereby it issued and sold 5,101,205 shares of common stock at a public offering price of $7.50 per share. The Company received net proceeds of $34,650 after deducting underwriting discounts and commissions of $2,487 and other offering expenses of $1,114. The Company’s common stock now trades on the Nasdaq Capital Market under the symbol “LNKB.”
Reclassification of Prior Period Financial Statements
Certain previously reported items have been reclassified to conform to the current year’s classifications. Assets and liabilities related to the New Jersey Branch Sale have been reclassified into assets held for sale and liabilities held for sale, respectively, within the Consolidated Balance Sheets. Also refer to the supplemental cash flow disclosures section of the Consolidated Statements of Cash Flows. Reclassifications had no effect on prior year net income or shareholders’ equity.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the allowance for credit losses and the valuation of deferred tax assets.
Acquisition Method of Accounting
The Company accounts for acquisitions using the acquisition method of accounting. The acquisition method of accounting requires the Company to estimate the fair value of the tangible assets and identifiable intangible assets acquired and liabilities assumed. The estimated fair values are based on available information and current economic conditions at the date of acquisition. Fair value may be obtained from independent appraisers, discounted cash flow present value techniques, management valuation models, quoted prices on national markets or quoted market prices from brokers. These fair value estimates will affect future earnings through the disposition or amortization of the underlying assets and liabilities. Accounting for business combination under GAAP acquisition method prohibits “carrying over” valuation allowances, such as the allowance for credit losses. Uncertainties relating to the expected future cash flows are reflected in the fair value measurement of the acquired loans and reflected in the purchase price. The Company will establish credit loss allowances for the acquired loans in periods after the acquisition, but only for losses incurred on these loans due to credit deterioration after acquisition.
For business acquisitions, whereby the Company acquires loans that have shown evidence of credit deterioration since origination, the Company will classify these loans as purchased credit-deteriorated (“PCD”) loans. The Company will determine which loans will be classified as PCD loans based on borrower payment history, past due status, loan credit grading, value of underlying collateral, underwriting standards and other factors that affect the collectability of contractual cash flows. Under GAAP, purchasers are permitted to individually evaluate or collectively aggregate PCD loans into pools. PCD loans acquired in the same fiscal quarter may be assembled into one or more pools with common risk characteristics. Once pooled, a single composite interest rate is used to determine aggregate expected cash flows for each respective pool. PCD loans are recorded on the acquisition date at fair value. The Company estimates the amount and timing of expected cash flows for each individually analyzed loan. Estimated cash flows in excess of the amount paid is recorded as interest income over the remaining life of the loan.
On a quarterly basis, the Company will update the amount of loan principal and interest cash flows expected to be collected, incorporating assumptions regarding default rates, loss severities, the amounts and timing of prepayments and other factors that are reflective of current market conditions. Probable decreases in expected loan principal cash flows trigger the recognition of impairment, which is then measured as the present value of the expected principal loss plus any related foregone interest cash flows discounted at the loan’s effective interest rate. Impairments that occur after the acquisition date are recognized through the allowance for credit losses. Probable and significant increases in expected cash flows would first reverse any previously recorded allowance for credit losses; any remaining increases are recognized prospectively as interest income. The impacts of (i) prepayments, (ii) changes in variable interest rates, and (iii) any other changes in the timing of expected cash flows are recognized prospectively as adjustments to interest income. Disposals of loans, which may include sales of loans, receipt of payments in full by the borrower, or foreclosure, result in removal of the loan from the PCD portfolio.
Goodwill and Other Intangible Assets
Goodwill represents the excess of the acquisition cost over the fair value of the net assets acquired in the acquisition. GAAP requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances and written down when impaired. There can be no assurance that future goodwill impairment tests will not result in a charge to income. Core deposit intangible assets (“CDI”) are initially measured at fair value and then amortized over the expected life on an accelerated basis using projected decay rates of the underlying core deposits. The expected life is generally ten years. The principal factors considered when valuing the CDI consist of the following: (1) the rate and maturity structure of the interest-bearing liabilities, (2) estimated retention rates for each deposit liability category, (3) the current interest rate environment, and (4) estimated noninterest income potential of the acquired relationship. The CDI is evaluated periodically for impairment.
Goodwill and other intangible assets are reviewed for impairment annually as of September 30 and between annual tests when events and circumstances indicate that impairment may have occurred. If there is a goodwill impairment charge, it will be the amount by which the reporting unit’s carrying amount exceeds its fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The same one-step impairment test is applied to goodwill at all reporting units.
The determination of the fair value of the Company incorporates assumptions that marketplace participants would use in their estimates of fair value of the Company in a change of control transaction, as prescribed by ASC Topic 820.
To arrive at a conclusion of fair value, we utilize both the Income and Market Approach and then apply weighting factors to each result. Weighting factors represent our best business judgment of the weightings a market participant would utilize in arriving at a fair value for the Company. In performing our analyses, we also made numerous assumptions with respect to industry performance, business, economic and market conditions, and various other matters, many of which cannot be predicted and are beyond our control. With respect to financial projections, projections reflect the best currently available estimates and judgments as to the expected future financial performance of the Company.
Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Generally, federal funds are purchased and sold for one-day periods. Short-term investments include interest bearing-deposits with banks with an original maturity of less than 90 days.
Investment Securities
Investment securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Investment securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity, and changes in the availability of and in the yield of alternative investments, are classified as available for sale. These investment securities are carried at fair value. Fair values of securities available for sale are determined by using Level 2 fair value measures calculated through the use of matrix pricing. Matrix pricing is a common mathematical technique that does not rely exclusively on quoted market prices for specific securities but rather utilizes the security’s relationship to other benchmark quoted prices in determining fair value. The Company uses independent service providers to calculate our Level 2 fair value measures. Unrealized gains and losses are excluded from operations and are reported net of tax as a separate component of other comprehensive income until realized. Realized gains and losses on the sale of investment securities are reported in the consolidated statements of operations and determined using the adjusted cost of the specific security sold on the trade date. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.
For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For available-for-sale debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive (loss) income.

Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available-for-sale debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met.
Allowance for Credit Losses — Held-to-Maturity Securities
Management measures expected credit losses on held-to-maturity debt securities on a collective basis by major security type. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.
Management classifies the held-to-maturity portfolio into the following major security types: Corporate debentures and structured mortgage-backed securities.
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The corporate debentures are comprised of investments in subordinated debt issued by U.S. based banks.

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All of the structured mortgage-backed securities are issued by U.S. government entities and agencies. These securities are either explicitly or implicitly guaranteed by the U.S government, are highly rated by major rating agencies and have a long history of no credit losses.

Loans Receivable
Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for credit losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective yield method.
The loans receivable portfolio is segmented into commercial and consumer loans. Commercial loans consist of the following classes: agriculture and farmland, commercial and industrial, commercial real estate, construction and municipal. Consumer loans consist of the following classes: residential real estate, and consumer and other. The loan segments are based on collateral type.
The accrual of interest on all portfolio classes is discontinued at the time the loan is more than ninety days delinquent unless the loan is well collateralized and in process of collection. Nonaccrual loans are reviewed for charge-off if more than ninety-days past due, except for residential loans and consumer loans. Residential loans are reviewed at 180 days and consumer loans are reviewed at 120 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered unlikely.
All interest accrued but not collected for loans placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. In addition, a loan should be in accordance with the contractual terms for a reasonable period, usually requiring a payment history of six months.
Loans Held for Sale
Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.
Allowance for Credit Losses — Loans
The allowance for credit losses is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics, such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions, such as changes in unemployment rates, property values, or other relevant factors. The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. The Company has identified the following portfolio segments and measures the allowance for credit losses using the following methods:
Portfolio Segment	Measurement Method
Agriculture and farmland	Remaining life
Construction	Discounted cash flow
Commercial & industrial	Discounted cash flow
Commercial real estate
Multifamily	Discounted cash flow
Owner occupied	Discounted cash flow
Non-owner occupied	Discounted cash flow
Residential real estate
First liens	Discounted cash flow
Second liens and lines of credit	Discounted cash flow
Municipal	Remaining life
Consumer and other loans	Remaining life
Loans that do not share risk similar risk characteristics are evaluated on an individual basis. Loans are evaluated individually generally based on nonaccrual and delinquency status. Loans evaluated individually are not included in the collective evaluation described above. When management determines that foreclosure is probable, expected credit losses are based on the fair value of collateral at the reporting date, adjusted for selling costs as appropriate.
Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: management has a reasonable expectation at the reporting date that a modification to a borrower experiencing financial difficulty will be executed with an individual borrower or the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancelable by the Company.
Investment in Restricted Stock, at Cost
The Company holds restricted stock in the FHLB and the Atlantic Community Bancshares, Inc. (“ACBB”) which is carried at cost. The Company holds $375 and $389 of ACBB stock at December 31, 2024 and 2023, respectively. The Company holds $4,834 and $3,576 of FHLB stock at December 31, 2024 and 2023, respectively. The FHLB stock is bought from and sold to the FHLB based upon its $100 par value. The stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost, and evaluated for impairment as necessary. The stock’s value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. The determination of whether the par value will ultimately be recovered is influenced by criteria such as the following: (a) the significance of the decline in net assets of the FHLB as compared to the capital stock amount and the length of time this situation has persisted; (b) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance; (c) the impact of legislative and regulatory changes on the customer base of the FHLB; and (d) the liquidity position of the FHLB. Management evaluated the stock and concluded that the stock was not impaired for the periods presented herein.

Bank-Owned Life Insurance
The Company invests in bank-owned life insurance (“BOLI”) as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance by the Company on a chosen group of employees. The Company is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income from the increase in cash surrender value of the policies is included in non-interest income in the Consolidated Statement of Operations, net of expenses.
Premises and Equipment
Leasehold improvements and furniture and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization expense is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for furniture and equipment are three to ten years; leasehold improvements are amortized over the shorter of their respective lease term or estimated life of the improvement.
Leases
The Company evaluates its contracts at inception to determine if an arrangement either is a lease or contains one. Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term, and lease liabilities represent an obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company’s leases do not provide an implicit rate, so the Company’s incremental borrowing rate is used based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is reevaluated upon lease modification. The operating lease ROU asset also includes any initial direct costs and prepaid lease payments made less any lease incentives. In calculating the present value of lease payments, the Company may include options to extend the lease when it is reasonably certain that it will exercise that option.
In accordance with ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), the Company keeps leases with an initial term of 12 months or less off of the balance sheet. The Company recognizes these lease payments in the consolidated statements of income on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components and has elected the practical expedient to account for them as a single lease component.
Other Real Estate Owned
Foreclosed assets acquired in settlement of loans are carried at fair value, less estimated costs to sell. Prior to foreclosure, as the value of the underlying loan is written down to fair value of the real estate or other assets to be acquired by a charge to the allowance for credit losses, if necessary. Any subsequent write-downs are charged against operating expenses. Operating expenses of such properties, net of related income and losses on disposition, are included in other expenses and gains and losses are included in other noninterest income or other noninterest expense. As of December 31, 2024 and 2023, the Company had no other real estate owned. At December 31, 2024, the recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process was $585 thousand.
Transfers of Financial Assets
Transfers of financial assets are accounted for as sales when control of the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
Income Taxes
The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Bank determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.
The Company accounts for uncertain tax positions if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. The Bank recognizes interest and penalties on income taxes as a component of income tax expense.
Allowance for Off-Balance Sheet Financial Instruments
In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the consolidated balance sheets when they are funded.
The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is adjusted through credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.
Share-based Compensation
The Bank follows the provisions of ASC 718-10, Compensation — Stock Compensation. This standard requires the Bank to recognize the cost of employee and organizer services received in share-based payment transactions and measure the cost based on the grant-date fair value of the award. The cost will be recognized over the period during which the employee or organizer is required to provide service in exchange for the award.
The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employee’s service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Scholes model is used to estimate the fair value of stock options, while the fair value of the Company’s common stock as the date of grant is used for restricted stock awards.
Stock Warrants
The Company issued stock purchase warrants in connection with its initial stock offering via private placement, giving organizers the right to purchase shares of common stock at the initial offering price of $10 per share. For organizers, the warrants serve as a reward for bearing the financial risk of the Company’s organization by advancing “seed money” for its organizational and pre-opening expenses. The organizers’ warrants are non-voting and are exercisable for a period of ten years from the date of grant. All grants were issued during 2019. These warrants are transferable in accordance with the warrant agreement, but are not puttable to the Company. These shares may be issued from previously authorized but unissued shares of stock. The Board has made no additional authorization to issue any further warrants as of December 31, 2024 and has no current plans for future issuance of warrants. To date, organizers have not exercised any warrants since their issuance.

Based on the contractual terms, the warrants do not fall within the scope of ASC 480-10, Distinguishing Liabilities from Equity, and they meet the requirements within ASC 815, Derivatives and Hedging, to be classified within shareholders’ equity. The fair value of these shares upon issuance using the Black-Scholes model was zero, based on the fair value for the stock on the date of grant.
Comprehensive Loss
Comprehensive Loss consists of net income and other comprehensive (loss) income. Other comprehensive (loss) income includes unrealized gains and losses on securities available for sale, which is also recognized as a separate component of equity.
Treasury Stock
Common stock shares repurchased are recorded as treasury stock, at cost on the consolidated balance sheets, on a settlement date basis. Gains and losses on subsequent reissuance of shares are credited or charged to surplus using the average cost method.
Earnings Per Share
Basic earnings per share (EPS) represents net income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential common shares issuable under stock options. Potential common shares that may be issued related to outstanding stock options are determined using the treasury stock method.
Operating Segments
While the chief decision maker monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Discrete financial information is not available other than on a Company-wide basis.
Advertising Expenses
The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2024 and 2023 were $633 and $329, respectively, and were included within Other Expenses within the Consolidated Statements of Operations.
Assets and Liabilities Held for Sale
The Company is holding assets and liabilities for sale in connection with the New Jersey Branch Sale, which are held at lower of their carrying value or fair value less cost to sell. Depreciation and amortization was stopped at the time the assets were classified as held for sale.
Recently Adopted Accounting Standards
In 2024, the Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard update requires additional interim and annual disclosures about a reportable segment’s expenses, even for companies with only one reportable segment. The adoption of this standard did not have a material effect on the Company’s operating results or financial condition. Refer to Note 23 for the Company’s segment disclosures.
On January 1, 2023, the Company adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which replaces the impairment model for most financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. This model is also applicable to off-balance sheet credit exposures not accounted for as insurance, such as loan commitments, standby letters of credit, financial guarantees, and other similar instruments. In addition, the amendments in ASU 2016-03 require credit losses on available-for-sale debt securities to be presented as a valuation allowance rather than as a direct write down.

The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost, and off-balance-sheet credit exposures. Results for reporting periods beginning after January 1, 2023 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. At January 1, 2023, the Company increased the allowance for credit losses for loans by $5.7 million, the allowance for credit losses for unfunded loan commitments by $910 thousand, and the allowance on held-to-maturity securities by $602 thousand. At January 1, 2023, the Company reported a cumulative-effect adjustment of $5.4 million which decreased retained earnings.
The Company did not record an allowance for credit losses on its available-for-sale debt securities under the newly codified available-for-sale debt security impairment model, as the majority of these securities are government agency-backed securities for which the risk of loss is minimal.
The Company adopted ASC 326 using the prospective transition approach for financial assets purchased with credit deterioration (PCD) that were previously classified as purchased credit impaired and accounted for under ASC 310-30. In accordance with the standard, management did not reassess whether PCI assets met the criteria of PCD assets as of the date of the adoption. On January 1, 2023, the amortized cost basis of the PCD assets were adjusted to reflect the addition of $308 thousand to the allowance for credit losses. The remaining noncredit discount (based on the adjusted amortized cost basis) will be accreted into interest income at the effective interest rate as of January 1, 2023.
The Federal Reserve and the FDIC have adopted a rule that provides a banking organization the option to phase-in, over a three year period, the effects of CECL on its regulatory capital upon the adoption of the CECL standard. The Company has elected to exercise this phase-in option.
In March 2022, the FASB issued ASU 2022-02, Financial Instruments — Credit Losses: Troubled Debt Restructurings and Vintage Disclosures, which eliminates accounting guidance for troubled debt restructurings (“TDRs”) by creditors that have adopted ASU 2016-13 and its related amendments. The amendments require that an entity evaluate whether the loan modification represents a new loan or a continuation of an existing loan, and introduce new requirements related to modifications made to borrowers experiencing financial difficulty. The amendments also require public business entities to disclose current-period gross write-offs for financing receivables by year of origination in the vintage disclosures. For entities that have adopted ASU 2016-13, the amendments in this ASU are effective for fiscal years beginning after December 15, 2022.
For entities that have not adopted ASU 2016-13, the amendments in this update are effective at the time the entity adopts ASU 2016-13. The Company adopted this standard effective January 1, 2023 in conjunction with ASC 326. The adoption of this standard did not have a material effect on the Company’s operating results or financial condition.
As a result of the adoption of ASU 2016-13, the Company revised some of its existing accounting policies as described earlier in this footnote.
In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This standard simplifies the test for goodwill impairment by eliminating the requirement to calculate the implied fair value of goodwill, which currently is Step 2 of the goodwill impairment test. Instead the goodwill impairment test will consist of a single quantitative step comparing the fair value of the reporting unit with its carrying amount. An entity should recognize a goodwill impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The new standard is effective for annual and any interim goodwill impairment tests in reporting periods beginning after December 15, 2022. The adoption of this standard did not have a material effect on the Company’s operating results or financial condition upon adoption at January 1, 2023.
In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which added to ASU 2020-04 optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate. Entities can elect not to apply certain modification accounting requirements to contracts affected by what the guidance calls “reference rate reform” if certain criteria are met. An entity that makes this election would not have to remeasure the contracts at the modification date or reassess a previous accounting determination. Also, entities can elect various optional expedients that would allow them to continue applying hedge accounting for hedging relationships affected by reference rate reform if certain criteria are met, and can make a onetime election to sell and/or reclassify held-to-maturity debt securities that reference an interest rate affected by reference rate reform. ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The amendments in this ASU are effective for all entities upon issuance through December 31, 2024. The Company identified its loan receivables that have an interest rate indexed to LIBOR, verified proper transition language existed in the contracts and executed contractual updates, as needed, with the impacted borrowers. The Company replaced LIBOR in most cases with one-month Term SOFR or Daily SOFR. The impact was not material to the financial statements of the Company.
Recent Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This standard update requires additional interim and annual disclosures about a company’s income taxes, including more detailed information around the annual rate reconciliation and income taxes paid. For public business entities, this Update is effective for fiscal years beginning after December 15, 2024. The adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). This ASU requires disclosure in the notes to financial statements of specified information about certain costs and expenses. Specific disclosures are required for (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas producing activities. The amendments in this Update do not change or remove current expense disclosure requirements. However, the amendments affect where this information appears in the notes to financial statements because entities are required to include certain current disclosures in the same tabular format disclosure as the other disaggregation requirements in the amendments. The amendments in ASU 2024-03 apply only to public business entities and are effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.
In January 2025, the FASB issued ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40), which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU. The adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.
2.   MERGER AND ACQUISITION
As described in Note 1. Summary of Significant Accounting Policies, effective November 30, 2023 the Company completed its merger with Partners by acquiring 100% of the outstanding common shares of Partners.
Pursuant to the Merger Agreement, Partners merged with and into LINKBANCORP with LINKBANCORP as the surviving corporation. Additionally, the Bank of Delmarva and Virginia Partners Bank merged with and into LINKBANK, with LINKBANK as the surviving bank.
The Partners Merger constituted a business combination and was accounted for using the acquisition method of accounting, in accordance with the provisions of FASB ASC 805 Business Combinations. As such, LINKBANCORP was the accounting acquirer and Partners was the accounting acquiree and the historical financial statements of the combined company are the historical financial statements of LINKBANCORP.
Net interest income and net loss for the Company were $8,897 and $11,712, respectively, since the date of acquisition through December 31, 2023 and is included in the Company’s Consolidated Statement of Operations.

Under the Partners Merger Agreement, Partners shareholders received 1.150 LINKBANCORP common shares for each share they owned, and cash in lieu of fractional shares. LINKBANCORP issued 20.7 million common shares to Partners shareholders which represented approximately 55.4% of the post-merger outstanding common shares of the Company. The fair value of the common shares issued as part of the consideration paid for Partners was determined by the closing price of the Company’s common shares at the acquisition date.
The total fair value consideration was $135.8 million which consisted of $133.8 million for the fair value of common stock issued and $2.0 million for the fair value of Partners restricted stock shares.
The following condensed statement reflects the amounts acquired at the acquisition date for each major class of assets acquired and liabilities assumed.
Total Consideration in the Merger		$135,779
Calculated Fair Value of Assets Acquired
Cash and cash equivalents	$34,586
Federal funds sold	7,159
Securities available for sale	123,440
Loans, net of ACL(1)	1,238,087
Premises and equipment	15,422
Right-of-use asset	6,042
Core deposit intangible	25,344
Deferred taxes	14,986
Investments in restricted bank stock	6,763
Accrued interest receivable and other assets	29,855
Total Assets Acquired	1,501,684
Calculated Fair Value of Liabilities Assumed
Deposits	1,299,867
Long term borrowings	55,292
Subordinated debt	21,078
Operating lease liabilities	6,908
Other liabilities	5,724
Total Liabilities Assumed	1,388,869
Net Assets Acquired		112,815
Goodwill From the Merger		$22,964

(1)
The Company recorded a $2.3 million measurement period adjustment to the carrying value of goodwill related to a PCD loan at June 30, 2024

The following table summarizes the Partners Merger as of November 30, 2023:
Consideration paid
(dollars in thousands)
Common stock consideration:
Common shares of Partners Bancorp		17,985,577
Exchange ratio		1.15
LINKBANCORP, Inc. common stock issued		20,683,158
LINKBANCORP, Inc. stock price on acquisition date		$6.47
Purchase price assigned to Partners Bancorp common shares		133,820
Restricted stock consideration
Partners Bancorp restricted stock shares		297,726
LINKBANCORP, Inc. stock price on acquisition date		$6.47
Total purchase price assigned to Partners Bancorp restricted shares		1,926
Cash paid in exchange for Partners Bancorp stock options and fractional shares		33
Total consideration		$135,779
Net Assets Acquired
Partners Bancorp shareholders’ equity	$143,817
Partners Bancorp goodwill and intangibles	(10,699)
Fair Value Adjustments:
Securities available for sale	(921)
Loans
Interest rate	(53,681)
General credit	(11,607)
Credit adjustment for loans acquired with deteriorated credit quality(1)	(8,263)
Remove existing deferred loan fees, net at acquisition	2,462
Remove the allowance for credit losses present at acquisition	16,124
Premises and equipment	2,963
Core deposit intangible	25,344
Other assets	4,527
Liabilities
Time deposits	3,595
Subordinated debt	1,179
Other liabilities	(2,025)
		112,815
Goodwill From the Merger		$22,964

(1)
The Company recorded a $2.3 million measurement period adjustment to the carrying value of goodwill related to a PCD loan at June 30, 2024

Pursuant to accounting standards, the Company assigned a fair value to the assets acquired and liabilities assumed of Partners. ASC 820 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”
The assets acquired and liabilities assumed in the acquisition of Partners were recorded at their estimated fair values based on management’s best estimates using information available at the date of the acquisition and were subject to adjustment for up to one year after the closing date of the acquisition. The Company has finalized the fair values of all aspects of the acquisition. During the second quarter of 2024, management identified a loan which, at the time of acquisition, met the criteria to be considered purchase credit deteriorated. The analysis of the loan resulted in $2,300 added to the allowance for credit losses, and $1,838 added to goodwill. The resulting changes to loans, goodwill, and deferred taxes are reflected within this footnote.
Goodwill represents consideration transferred in excess of the fair value of the net assets acquired. The goodwill resulting from the acquisition represents the value expected from the expansion of the Company’s market and enhancement of operations and efficiencies. Goodwill acquired in the acquisition is not deductible for tax purposes.
Investment securities available-for-sale
The estimated fair values of the investment securities available for sale, primarily comprised of U.S. Government agency mortgage-backed securities, obligations of states and political subdivisions, and obligations of U.S. Government agencies and corporations were determined using Level 1 and Level 2 inputs in the fair value hierarchy. A fair value discount of $921 was recorded and will be amortized over the estimated life of the investments using the interest rate method.
Loans
Acquired loans are classified into two categories: PCD loans and non-PCD loans. PCD loans are defined as a loan or group of loans that have experienced more than insignificant credit deterioration since origination. Non-PCD loans will have an allowance established on acquisition date, which is recognized as an expense through provision for credit losses. The allowance for credit losses on non-PCD loans of $9.7 million was recorded through the provision for credit losses within the Consolidated Statements of Operations.
For PCD loans, an allowance is recognized at acquisition by adding it to the fair value of the loan, which is the “Day 1 amortized cost”. There is no provision for credit loss expense recognized on PCD loans because the initial allowance is established by grossing-up the amortized cost of the PCD loan. At the date of acquisition, of the $1.3 billion of loans acquired from Partners, $431.6 million, or 33%, of Partners’ loan portfolio, was accounted for as PCD loans. The fair value of PCD loans was $408.6 million at the date of acquisition. The gross contractual amounts receivable related to the PCD loans was $431.6 million. The company estimates, on the date of acquisition, that $158 of the contractual cash flows specific to the PCD loans will not be collected.
Leased Facilities
The Company assumed leases on 11 facilities of Partners. The Company believes that the current lease costs were at market terms therefore no fair value adjustment is needed.
Owned Facilities
The Company acquired 13 locations previously owned by Partners as branches and administration offices. A fair value adjustment of $5.9 million was recorded at acquisition date.
Core Deposit Intangible
The fair value of the core deposit intangible was determined based on a discounted cash flow analysis using a discount rate commensurate with market participants. To calculate cash flows, deposit account servicing costs (net of deposit fee income) and interest expense on deposits were compared to the higher cost of alternative funding sources available through national brokered CD offering rates and FHLB advance rates. The projected cash flows were developed using expected deposit attrition. The core deposit intangible will be amortized over ten years using the sum-of-years digits method.
Time Deposits
The fair value adjustment for time deposits was based on a discounted cash flow methodology of the contract rates and contractual repayments of fixed maturity deposits using prevailing market interest rates for similar-term time deposits. The time deposit fair value adjustment will be amortized into income on a level yield amortization method over the contractual life of the deposits.
Long Term Borrowings
The Company reviewed the cost of the borrowings to market interest rates for similar instruments and believed that the rates were comparable and that no fair value adjustment was recorded.
Subordinated Debt
The fair value of the subordinated debt was determined using a discounted cash flow method using a market participant discount rate for similar instruments. The subordinated debt fair value adjustment will be amortized into income on a level yield amortization method based upon the assumed market rate and the term of the subordinated debt.
Pro Forma Combined Results of Operations (Unaudited)
The following pro forma financial information presents the consolidated results of operations of Partners and LINKBANCORP as if the Partners Merger occurred as of January 1, 2022 with pro forma adjustments. The pro forma adjustments give effect to any change in interest income due to the accretion of discounts (premiums) associated with the fair value adjustments of acquired loans, any change in interest expense due to estimated premium amortization/discount accretion associated with the fair value adjustments to acquired time deposits and other debt, and the amortization of the core deposit intangible that would have resulted had the deposits been acquired as of January 1, 2022. Merger related expenses incurred by the Company during the year ended December 31, 2023 are not reflected in the pro forma amounts. The pro forma information does not necessarily reflect the results of operations that would have occurred had Partners merged with LINKBANCORP, Inc. at the beginning of 2023. The pro forma amounts for the year ended December 31, 2023 does not reflect the anticipated cost savings that had not yet been realized.
(Dollars in thousands)	Year ended December 31, 2023
Net interest income	$102,941
Non-interest income	5,252
Net income	26,255
Basic earnings per common share	$0.71
Diluted earnings per common share	$0.71
3.   INVESTMENT SECURITIES
The amortized cost, gross unrealized gains and losses, allowance for credit losses, and fair value of investment securities available for sale are summarized as follows:
	December 31, 2024
(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Available for Sale:
US Government Agency securities	$13,017	$96	$(40)	$—	$13,073
Obligations of state and political subdivisions	51,254	10	(4,063)	—	47,201
Mortgage-backed securities in government-sponsored entities	88,289	61	(3,567)	—	84,783
Other securities	542	—	(9)	—	533
	$153,102	$167	$(7,679)	$—	$145,590

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Allowance for Credit Losses
Held to Maturity:
Corporate debentures	$15,250	$—	$(984)	$14,266	$(459)
Structured mortgage-backed securities	16,717	6	(705)	16,018	—
	$31,967	$6	$(1,689)	$30,284	$(459)
	December 31, 2023
(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Available for Sale:
US Government Agency securities	$12,711	$279	$(5)	$—	$12,985
US Government Treasury securities	4,925	17	—	—	4,942
Obligations of state and political subdivisions	49,640	420	(3,015)	—	47,045
Mortgage-backed securities in government-sponsored entities	50,795	515	(3,129)	—	48,181
Other securities	2,301	49	(13)	—	2,337
	$120,372	$1,280	$(6,162)	$—	$115,490
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Loss	Fair Value	Allowance for Credit Losses
Held to Maturity:
Corporate debentures	$15,000	$—	$(1,592)	$13,408	$(512)
Structured mortgage-backed securities	21,735	—	(907)	20,828	—
	$36,735	$—	$(2,499)	$34,236	$(512)
The following tables show the Company’s gross unrealized loss positions for which an allowance for credit losses has not been recorded, aggregated by investment category and length of time the individual debt securities have been in a continuous unrealized loss position.
	December 31, 2024
	Less Than Twelve Months		Twelve Months or Greater		Total
(In Thousands)	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
Available for Sale:
US Government Agency securities	$3,960	$(40)	$—	$—	$3,960	$(40)
Obligations of state and political subdivisions	11,433	(273)	34,345	(3,790)	45,778	(4,063)
Mortgage-backed securities in government- sponsored entities	45,629	(902)	29,877	(2,665)	75,506	(3,567)
Other securities	—	—	407	(9)	407	(9)
	$61,022	$(1,215)	$64,629	$(6,464)	$125,651	$(7,679)

	December 31, 2023
	Less Than Twelve Months		Twelve Months or Greater		Total
(In Thousands)	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
Available for Sale:
US Government Agency Securities	$1,995	$(5)	$—	$—	$1,995	$(5)
Obligations of state and political subdivisions	4,836	(247)	27,736	(2,768)	32,572	(3,015)
Mortgage-backed securities in government- sponsored entities	4,703	(136)	31,249	(2,993)	35,952	(3,129)
Other securities	—	—	601	(13)	601	(13)
	$11,534	$(388)	$59,586	$(5,774)	$71,120	$(6,162)
No allowance for credit losses on available for sale debt securities was required at December 31, 2024 or December 31, 2023. The Company reviews its position quarterly and believes that as of December 31, 2024 and 2023, the declines outlined in the above tables represent temporary declines, and the Company does not intend to sell, and does not believe it will be required to sell, these debt securities before recovery of their cost basis, which may be at maturity. There were 210 and 164 available for sale debt securities with unrealized losses at December 31, 2024 and 2023, respectively. There were 10 and 12 held-to-maturity debt securities with unrealized losses at December 31, 2024 and 2023, respectively. The Company has concluded that the unrealized losses disclosed above are the result of interest rate changes and market conditions that are not expected to result in the non-collection of principal and interest during the year. Accrued interest receivable on available for sale debt securities totaled $817 and $505 at December 31, 2024 and 2023, respectively, which is excluded from the estimate of credit losses.
Accrued interest receivable on held-to-maturity debt securities totaled $278 and $288 at December 31, 2024 and 2023, respectively, which is excluded from the estimate of credit losses.
The Company monitors the credit quality of corporate debentures held to maturity through the use of credit ratings, where available, and financial analysis, including capital monitoring and financial performance analysis. The Company monitors these securities on a quarterly basis.
The following tables presents the activity in the allowance for credit losses for corporate debentures held to maturity for the twelve months ended December 31, 2024 and 2023.
(in Thousands)	For the Twelve Months Ended December 31, 2024
Balance, December 31, 2023	$512
Changes in the allowance for credit losses	(53)
Balance, December 31, 2024	$459
(in Thousands)	For the Twelve Months Ended December 31, 2023
Balance, December 31, 2022	$—
Impact of adopting ASC 326	602
Changes in the allowance for credit losses	51
Securities charged-off	(141)
Balance, December 31, 2023	$512
As of December 31, 2024, amortized cost and fair value by contractual maturity, where applicable, are shown below. Actual maturities may differ from contractual maturities because the borrower may have the right to prepay obligations with or without penalty.

	Available for Sale Securities		Held to Maturity Securities
(In Thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$660	$655	$3,000	$2,982
Due after one year through five years	14,109	13,779	3,000	2,944
Due after five years through ten years	21,973	20,928	9,250	8,340
Due after ten years	27,529	24,912	—	—
Mortgage-backed securities and Collateralized mortgage obligations	88,289	84,783	16,717	16,018
Other securities	542	533	—	—
	$153,102	$145,590	$31,967	$30,284
The following table summarizes sales of debt securities:
	For the year ended December 31,
(In Thousands)	2024	2023
Proceeds	$1,691	$91,364
Gross gains	4	—
Gross losses	—	2,370
Net gain (loss)	$4	$(2,370)
The tax (provision) benefit related to these realized gains and losses was approximately ($1) and $498 as of December 31, 2024 and December 31, 2023, respectively.
The Company had pledged debt securities with a carrying value of $57.9 million and $65.9 million to secure public monies as of December 31, 2024 and 2023, respectively.
4.   LOANS RECEIVABLE
The portfolio segments and classes of loans are as follows:
(In Thousands)	December 31, 2024	December 31, 2023
Agriculture and farmland loans	$67,741	$65,861
Construction loans	152,619	161,825
Commercial & industrial loans	245,833	232,412
Commercial real estate loans
Multifamily	211,778	176,843
Owner occupied	477,742	474,964
Non-owner occupied	628,237	551,481
Residential real estate loans
First liens	373,469	376,092
Second liens and lines of credit	76,713	66,648
Consumer and other loans	17,086	16,740
Municipal loans	3,886	5,244
	2,255,104	2,128,110
Deferred costs	645	174
Allowance for credit losses	(26,435)	(23,767)
Total	$2,229,314	$2,104,517
The above table does not include loans that are held for sale related to the New Jersey branch sale.

The Company originates commercial, residential, and consumer loans within its primary market areas of southcentral and southeastern Pennsylvania, northern Virginia, eastern Maryland, Delaware, and southern New Jersey. A significant portion of the loan portfolio is secured by real estate.
At December 31, 2024 and 2023, the Company serviced residential mortgage loans for the FHLB in the amount of $40,578 and $44,167, respectively.
5.   ALLOWANCE FOR CREDIT LOSSES
The segments of the Company’s loan portfolio are disaggregated to a level that allows management to monitor risk and performance. The loan segments used are consistent with the internal reports evaluated by the Company’s management and Board of Directors to monitor risk and performance within various segments of its loan portfolio and, therefore, no further disaggregation is considered necessary. The Company’s loan portfolio consists primarily of real estate loans on commercial and residential property. The portfolio also includes agricultural loans, commercial loans, municipal loans, and consumer loans.
The Company’s primary lending activity is the origination of commercial loans extended to small and mid-sized commercial and industrial entities.
Commercial loans are primarily underwritten on the basis of the borrowers’ ability to service such debt from income. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. As a general practice, the Company takes as collateral a security interest in any equipment, or other chattel, although loans may also be made on an unsecured basis. Collateralized working capital loans typically are secured by short-term assets whereas long-term loans are primarily secured by long-term assets.
Construction and Land loans are to finance the construction of owner-occupied and income producing properties. These loans are categorized within commercial or one-to-four family residential loans based upon the underlying collateral and intended use following the completion of the construction period. Real estate development and construction loans are approved based on an analysis of the borrower and guarantor, the viability of the project and on an acceptable percentage of the appraised value of the property securing the loan. Construction loan funds are disbursed periodically based on the percentage of construction or development completed. The Company carefully monitors these loans with on-site inspections and requires the receipt of lien waivers on funds advanced. The Company considers the market conditions and feasibility of proposed projects, the financial condition and reputation of the borrower and guarantors, the amount of the borrower’s equity in the project, independent appraisals, cost estimates and pre-construction sale information. The Company also makes loans on occasion for the purchase of land for future development by the borrower. Land loans are extended for the future development for either commercial or residential use by the borrower. The Company carefully analyzes the intended use of the property and the viability thereof.
The Company’s commercial real estate loans consist of mortgage loans secured by nonresidential real estate, such as by apartment buildings, small office buildings, and owner-occupied properties. Commercial real estate loans are secured by the subject property and are underwritten based on loan to value limits, cash flow coverage and general creditworthiness of the obligors. These loans tend to involve larger loan balances and their repayment is typically dependent upon the successful operation and management of the underlying real estate.
Residential real estate loans are underwritten based on the borrower’s repayment capacity and source, value of the underlying property, credit history and stability. These loans are secured by a first or second mortgage on the borrower’s principal residence or their second/vacation home (excluding investment/rental property).
In addition to the main types of loans discussed above, the Company also originates agricultural loans, consumer loans, and municipal loans. The agricultural loan portfolio consists of loans to local farmers and agricultural businesses that are generally secured by farmland and equipment. The consumer loan portfolio consists of lending in the form of home equity loans secured by financed property and personal consumer loans, which may be secured or unsecured. The municipal loan portfolio consists of loans to qualified local municipalities, which are generally supported by the taxing authority of the borrowing municipality, and is frequently secured by collateral.

Management systematically monitors the loan portfolio and the appropriateness of the allowance for credit losses on a quarterly basis to provide for expected losses inherent in the portfolio. For segments determined by discounted cash flow analysis, the Company’s estimate of future economic conditions utilized in its estimate is primarily dependent on the Federal Open Market Committee’s forecasts related to Real Gross Domestic Product and Unemployment rate. For segments determined by the remaining life method, an average loss rate is generally calculated based on peer losses and applied to the future outstanding loan balances at quarter end.
Certain qualitative factors are then added to the historical allocation percentage to get the adjusted factor to be applied to non-classified loans. The following qualitative factors are analyzed for each portfolio segment:
•
Levels of and trends in delinquencies

•
Trends in volume and terms

•
Changes in collateral

•
Changes in management and lending staff

•
Economic trends

•
Concentrations of credit

•
Changes in lending policies

•
External factors

•
Changes in underwriting process

•
Trends in credit quality ratings

These qualitative factors are reviewed each quarter and adjusted based upon relevant changes within the portfolio.
The total allowance reflects management’s estimate of credit losses inherent in the loan portfolio at the Consolidated Balance Sheet date. The Company considers the allowance for credit losses adequate to cover expected credit losses in the loan portfolio at December 31, 2024.

The following tables summarize the activity in the allowance for credit losses by loan segment for the year ended December 31, 2024.
	For the Year Ended December 31, 2024
(In Thousands)	Beginning balance	Charge-offs	Recoveries	Allowance for Credit Losses on PCD Acquired Loans	Provision for credit losses	Ending balance
Allowance for credit losses:
Agriculture and farmland	$12	$—	$—	$—	$(1)	$11
Construction	959	—	4	—	(70)	893
Commercial & industrial	2,940	(152)	89	—	1,216	4,093
Commercial real estate
Multifamily	1,483	—	2	—	320	1,805
Owner occupied	6,572	(29)	1	—	(933)	5,611
Non-owner occupied	5,773	(54)	11	2,300	1,315	9,345
Residential real estate
First liens	4,778	(4)	26	—	(1,405)	3,395
Second liens and lines of credit	1,072	(9)	14	—	77	1,154
Municipal	79	—	—	—	(31)	48
Consumer and other loans	99	(185)	12	—	154	80
Total	$23,767	$(433)	$159	$2,300	$642	$26,435
	For the Year Ended December 31, 2023
(In Thousands)	Beginning balance	Impact of adopting ASC 326	Allowance for Credit Losses on PCD Acquired Loans	Charge-offs	Recoveries	Provision for credit losses	Ending balance
Allowance for credit losses:
Agriculture and farmland	$279	$(190)	$—	$—	$—	$(77)	$12
Construction	274	513	39	—	—	133	959
Commercial & industrial	583	283	303	(200)	1	1,970	2,940
Commercial real estate
Multifamily	480	340	97	—	—	566	1,483
Owner occupied	635	760	1,816	—	—	3,361	6,572
Non-owner occupied	1,116	3,195	1,937	—	—	(475)	5,773
Residential real estate
First liens	1,029	635	42	—	54	3,018	4,778
Second liens and lines of credit	218	140	64	—	61	589	1,072
Municipal	12	(2)	—	—	—	69	79
Consumer and other loans	40	(19)	5	—	—	73	99
Total	$4,666	$5,655	$4,303	$(200)	$116	$9,227	$23,767

The following table presents the amortized cost basis of nonaccrual loans and loans past due over 89 days still accruing by segments of the loan portfolio.
	As of December 31, 2024
(In Thousands)	Nonaccrual with No Allowance for Credit Loss	Nonaccrual with a related Allowance for Credit Loss	Total Nonaccrual	Loans 90 days or greater past due still accruing
Agriculture and farmland	$—	$—	$—	$—
Construction	9	—	9	157
Commercial & industrial	125	7	132	—
Commercial real estate
Multifamily	—	—	—	—
Owner occupied	6,171	3,581	9,752	—
Non-owner occupied	398	3,931	4,329	—
Residential real estate
First liens	1,975	—	1,975	289
Second liens and lines of credit	482	—	482	—
Municipal	—	—	—	—
Consumer and other loans	—	—	—	48
Total	$9,160	$7,519	$16,679	$494
	As of December 31, 2023
(In Thousands)	Nonaccrual with No Allowance for Credit Loss	Nonaccrual with a related Allowance for Credit Loss	Total Nonaccrual	Loans 90 days or greater past due still accruing
Agriculture and farmland	$—	$—	$—	$—
Construction	191	—	191	—
Commercial & industrial	53	8	61	58
Commercial real estate
Multifamily	—	—	—	—
Owner occupied	2,465	83	2,548	6
Non-owner occupied	948	281	1,229	—
Residential real estate
First liens	2,346	361	2,707	149
Second liens and lines of credit	294	—	294	—
Municipal	—	—	—	—
Consumer and other loans	7	—	7	—
Total	$6,304	$733	$7,037	$213
The Company recognized $605 and $124 of interest income on nonaccrual loans during the year ended December 31, 2024 and 2023, respectively.

The following table presents, by class of loans, the carrying value of collateral dependent nonaccrual loans and type of collateral as of December 31, 2024 and 2023.
	December 31, 2024
(In Thousands)	Real Estate	Business Assets	Other	Total
Agriculture and farmland loans	$—	$—	$—	$—
Construction	9	—	—	9
Commercial & industrial loans	—	132	—	132
Commercial real estate loans
Multifamily	—	—	—	—
Owner occupied	9,752	—	—	9,752
Non-owner occupied	4,329	—	—	4,329
Residential real estate loans
First liens	1,975	—	—	1,975
Second liens and lines of credit	482	—	—	482
Municipal	—	—	—	—
Consumer and other loans	—	—	—	—
Total	$16,547	$132	$—	$16,679
	December 31, 2023
(In Thousands)	Real Estate	Business Assets	Other	Total
Agriculture and farmland loans	$—	$—	$—	$—
Construction	191	—	—	191
Commercial & industrial loans	—	61	—	61
Commercial real estate loans
Multifamily	—	—	—	—
Owner occupied	2,548	—	—	2,548
Non-owner occupied	1,229	—	—	1,229
Residential real estate loans
First liens	2,707	—	—	2,707
Second liens and lines of credit	294	—	—	294
Municipal	—	—	—	—
Consumer and other loans	—	—	7	7
Total	$6,969	$61	$7	$7,037

The following table presents an aging analysis of the recorded investment of past due loans at December 31, 2024 and December 31, 2023.
	December 31, 2024
(In Thousands)	30 – 59 Days Past Due	60 – 89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans
Agriculture and farmland	$23	$—	$—	$23	$67,718	$67,741
Construction	197	—	166	363	152,256	152,619
Commercial & industrial	41	—	90	131	245,702	245,833
Commercial real estate
Multifamily	314	—	—	314	211,464	211,778
Owner occupied	334	660	8,768	9,762	467,980	477,742
Non-owner occupied	—	—	398	398	627,839	628,237
Residential real estate
First liens	686	317	1,220	2,223	371,246	373,469
Second liens and lines of credit	191	119	276	586	76,127	76,713
Consumer and other loans	7	1	48	56	17,030	17,086
Municipal	—	—	—	—	3,886	3,886
Total	$1,793	$1,097	$10,966	$13,856	$2,241,248	$2,255,104
	December 31, 2023
(In Thousands)	30 – 59 Days Past Due	60 – 89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans
Agriculture and farmland	$14	$—	$—	$14	$65,847	$65,861
Construction	10	—	191	201	161,624	161,825
Commercial & industrial	46	1	118	165	232,247	232,412
Commercial real estate
Multifamily	—	—	—	—	176,843	176,843
Owner occupied	156	2,802	137	3,095	471,869	474,964
Non-owner occupied	—	86	1,239	1,325	550,156	551,481
Residential real estate
First liens	719	419	872	2,010	374,082	376,092
Second liens and lines of credit	279	128	97	504	66,144	66,648
Consumer and other loans	15	15	7	37	16,703	16,740
Municipal	—	—	—	—	5,244	5,244
Total	$1,239	$3,451	$2,661	$7,351	$2,120,759	$2,128,110
Credit Quality Information
The following tables represent credit exposures by internally assigned grades as of December 31, 2024. The grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled or at all.
The Company’s internally assigned grades are as follows:
Pass — loans that are protected by the current net worth and paying capacity of the obligor or by the value of the underlying collateral. There are four sub-grades within the Pass category to further distinguish the loan.

Special Mention — loans where a potential weakness or risk exists, which could cause a more serious problem if not corrected.
Substandard — loans that have a well-defined weakness based on objective evidence and are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.
Doubtful — loans classified as Doubtful have all the weaknesses inherent in a Substandard asset. In addition, these weaknesses make collection or liquidation in full highly questionable and improbable, based on existing circumstances.
Loss — loans classified as a Loss are considered uncollectible and are immediately charged against allowances.
The following table presents the classes of the loan portfolio summarized by the internal risk rating system as of December 31, 2024.
	December 31, 2024
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term	Total
(In Thousands)	2024	2023	2022	2021	2020	Prior
Agriculture and farmland
Pass	$11,357	$1,040	$13,682	$8,761	$4,780	$21,105	$5,320	$—	$66,045
Special mention	—	10	—	51	—	1,387	248	—	1,696
Substandard or lower	—	—	—	—	—	—	—	—	—
Total Agriculture and farmland	$11,357	$1,050	$13,682	$8,812	$4,780	$22,492	$5,568	$—	$67,741
Agriculture and farmland
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Construction
Pass	38,681	54,929	17,645	18,952	1,226	8,567	12,422	—	152,422
Special mention		—	—	—	—	—	—	—	—
Substandard or lower	—	197	—	—	—	—	—	—	197
Total Construction	38,681	55,126	17,645	18,952	1,226	8,567	12,422	—	152,619
Construction
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Commercial & industrial
Pass	36,194	23,645	18,632	18,880	10,145	8,154	115,655	—	231,305
Special mention	301	153	4,606	88	—	363	7,023	—	12,534
Substandard or lower	74	51	384	47	—	299	1,139	—	1,994
Total Commercial & industrial	36,569	23,849	23,622	19,015	10,145	8,816	123,817	—	245,833
Commercial & industrial
Current period gross charge-offs	—	—	—	—	20	7	125	—	152
Commercial real estate – Multifamily
Pass	34,006	11,064	84,497	49,859	19,451	11,232	685	—	210,794
Special mention	—	—	984	—	—	—	—	—	984
Substandard or lower	—	—	—	—	—	—	—	—	—
Total Commercial real estate – Multifamily	34,006	11,064	85,481	49,859	19,451	11,232	685	—	211,778
Commercial real estate – Multifamily
Current period gross charge-offs	—	—	—	—	—	—	—	—	—

	December 31, 2024
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term	Total
(In Thousands)	2024	2023	2022	2021	2020	Prior
Commercial real estate – Owner occupied
Pass	52,566	56,674	101,351	83,703	48,003	99,600	15,120	—	457,017
Special mention	—	—	365	1,984	416	5,608	262	—	8,635
Substandard or lower	—	—	9,327	—	—	2,632	131	—	12,090
Total Commercial real estate – Owner occupied	52,566	56,674	111,043	85,687	48,419	107,840	15,513	—	477,742
Commercial real estate – Owner occupied
Current period gross charge-offs	—	—	—	—	23	6	—	—	29
Commercial real estate – Non-owner occupied
Pass	78,928	60,584	187,113	111,191	48,512	120,340	8,535	—	615,203
Special mention	744	—	—	1,536	3,352	3,073	—	—	8,705
Substandard or lower	—	—	—	3,931	—	324	74	—	4,329
Total Commercial real estate – Non-owner occupied	79,672	60,584	187,113	116,658	51,864	123,737	8,609	—	628,237
Commercial real estate – Non-owner occupied
Current period gross charge-offs	—	—	—	—	—	54	—	—	54
Municipal
Pass	71	356	—	350	939	2,088	82	—	3,886
Special mention	—	—	—	—	—	—	—	—	—
Substandard or lower	—	—	—	—	—	—	—	—	—
Total Municipal	71	356	—	350	939	2,088	82	—	3,886
Municipal
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Total
Pass	$251,803	$208,292	$422,920	$291,696	$133,056	$271,086	$157,819	$—	$1,736,672
Special mention	1,045	163	5,955	3,659	3,768	10,431	7,533	—	32,554
Substandard or lower	74	248	9,711	3,978	—	3,255	1,344	—	18,610
Total	$252,922	$208,703	$438,586	$299,333	$136,824	$284,772	$166,696	$—	$1,787,836

The following tables present the classes of the loan portfolio summarized by the internal risk rating system as of December 31, 2023.
	December 31, 2023
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term	Total
(In Thousands)	2023	2022	2021	2020	2019	Prior
Agriculture and farmland
Pass	$1,466	$14,372	$9,613	$5,147	$2,319	$22,627	$5,114	$29	$60,687
Special mention	—	—	30	—	811	1,206	342	—	2,389
Substandard or lower	13	—	15	121	—	2,576	60	—	2,785
Total Agriculture and farmland	$1,479	$14,372	$9,658	$5,268	$3,130	$26,409	$5,516	$29	$65,861

	December 31, 2023
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term	Total
(In Thousands)	2023	2022	2021	2020	2019	Prior
Agriculture and farmland
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Construction
Pass	55,462	45,206	30,593	2,932	6,161	5,446	14,424	1,317	161,541
Special mention	—	—	—	—	—	—	93	—	93
Substandard or lower	—	—	—	98	—	—	—	93	191
Total Construction	55,462	45,206	30,593	3,030	6,161	5,446	14,517	1,410	161,825
Construction
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Commercial & industrial
Pass	29,586	31,653	24,184	13,831	4,285	7,536	119,602	68	230,745
Special mention	—	113	139	—	15	4	1,071	—	1,342
Substandard or lower	—	—	47	—	194	—	43	41	325
Total Commercial & industrial	29,586	31,766	24,370	13,831	4,494	7,540	120,716	109	$232,412
Commercial & industrial
Current period gross charge-offs	—	—	—	—	—	—	200	—	200
Commercial real estate – Multifamily
Pass	12,587	80,127	50,320	18,871	6,031	6,737	298	—	174,971
Special mention	—	—	—	—	—	—	—	—	—
Substandard or lower	—	—	—	—	—	1,872	—	—	1,872
Total Commercial real estate – Multifamily	12,587	80,127	50,320	18,871	6,031	8,609	298	—	176,843
Commercial real estate – Multifamily
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Commercial real estate – Owner occupied
Pass	53,765	127,684	96,193	50,888	39,043	83,753	7,801	6	459,133
Special mention	—	377	3,125	—	6,318	—	429	—	10,249
Substandard or lower	—	—	—	626	2,408	2,391	157	—	5,582
Total Commercial real estate – Owner occupied	53,765	128,061	99,318	51,514	47,769	86,144	8,387	6	474,964
Commercial real estate – Owner occupied
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Commercial real estate – Non-owner occupied
Pass	58,210	173,415	118,081	56,025	59,792	78,465	6,177	86	550,251
Special mention	—	—	42	—	—	—	—	—	42
Substandard or lower	—	—	325	—	56	558	249	—	1,188
Total Commercial real estate – Non-owner occupied	58,210	173,415	118,448	56,025	59,848	79,023	6,426	86	551,481

	December 31, 2023
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term	Total
(In Thousands)	2023	2022	2021	2020	2019	Prior
Commercial real estate – Non-owner occupied
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Municipal
Pass	529	—	420	1,675	—	2,526	94	—	5,244
Special mention	—	—	—	—	—	—	—	—	—
Substandard or lower	—	—	—	—	—	—	—	—	—
Total – Municipal	529	—	420	1,675	—	2,526	94	—	5,244
Municipal
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Total
Pass	$211,605	$472,457	$329,404	$149,369	$117,631	$207,090	$153,510	$1,506	$1,642,572
Special mention	—	490	3,336	—	7,144	1,210	1,935	—	14,115
Substandard or lower	13	—	387	845	2,658	7,397	509	134	11,943
Total	$211,618	$472,947	$333,127	$150,214	$127,433	$215,697	$155,954	$1,640	$1,668,630

The Company considers the performance of the loan portfolio and its impact on the allowance for credit losses. As part of our adoption of CECL, the Company will monitor small balance, homogeneous loans, such as home equity, residential mortgage, and consumer loans based on delinquency status rather than the assignment of loan specific risk ratings. The Company will evaluate credit quality based on the aging status of the loan. The following tables present the amortized cost of these loans based on payment activity, by origination year, as of December 31, 2024 and 2023.
	December 31, 2024
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term	Total
(In Thousands)	2024	2023	2022	2021	2020	Prior
Residential real estate – First liens
Performing	$28,532	$48,601	$86,197	$82,086	$35,962	$78,244	$11,583	$—	$371,205
Nonperforming	—	—	—	219	29	2,016	—	—	2,264
Total Residential real estate – First liens	$28,532	$48,601	$86,197	$82,305	$35,991	$80,260	$11,583	$—	$373,469
Residential real estate – First liens
Current period gross charge-offs	—	—	—	—	—	4	—	—	4
Residential real estate – Second liens and lines of credit
Performing	2,643	940	985	349	61	1,666	68,937	650	76,231
Nonperforming	—	—	—	—	—	294	188	—	482
Total Residential real estate – Second liens and lines of credit	2,643	940	985	349	61	1,960	69,125	650	76,713

	December 31, 2024
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term	Total
(In Thousands)	2024	2023	2022	2021	2020	Prior
Residential real estate – Second liens and lines of credit
Current period gross charge-offs	—	—	—	—	—	9	—	—	9
Consumer and other
Performing	2,610	4,433	1,863	113	52	67	7,900	—	17,038
Nonperforming	—	—	—	—	—	48	—	—	48
Total Consumer and other	2,610	4,433	1,863	113	52	115	7,900	—	17,086
Consumer and other
Current period gross charge-offs	—	6	4	6	1	18	150	—	185
Total
Performing	$33,785	$53,974	$89,045	$82,548	$36,075	$79,977	$88,420	$650	$464,474
Nonperforming	—	—	—	219	29	2,358	188	—	2,794
Total	$33,785	$53,974	$89,045	$82,767	$36,104	$82,335	$88,608	$650	$467,268

	December 31, 2023
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term	Total
(In Thousands)	2023	2022	2021	2020	2019	Prior
Residential real estate – First liens
Performing	$41,984	$90,220	$95,232	$37,966	$22,934	$75,918	$8,982	$—	$373,236
Nonperforming	—	—	33	101	208	2,514	—	—	2,856
Total Residential real estate – First liens	$41,984	$90,220	$95,265	$38,067	$23,142	$78,432	$8,982	$—	$376,092
Residential real estate – First liens
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Residential real estate – Second liens and lines of credit
Performing	1,045	1,702	386	184	205	2,259	60,573	—	66,354
Nonperforming	—	—	—	—	—	—	294	—	294
Total Residential real estate – Second liens and lines of credit	1,045	1,702	386	184	205	2,259	60,867	—	66,648
Residential real estate – Second liens and lines of credit
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Consumer and other
Performing	5,007	437	213	150	73	85	10,768	—	16,733
Nonperforming	—	—	—	—	—	—	7	—	7
Total Consumer and other	5,007	437	213	150	73	85	10,775	—	16,740

	December 31, 2023
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term	Total
(In Thousands)	2023	2022	2021	2020	2019	Prior
Consumer and other
Current period gross charge-offs	—	—	—	—	—	—	1	—	1
Total
Performing	$48,036	$92,359	$95,831	$38,300	$23,212	$78,262	$80,323	$—	$456,323
Nonperforming	—	—	33	101	208	2,514	301	—	3,157
Total	$48,036	$92,359	$95,864	$38,401	$23,420	$80,776	$80,624	$—	$459,480

Modifications to Borrowers Experiencing Financial Difficulty
The Company may modify loans to borrowers experiencing financial difficulty by providing principal forgiveness, term extension, interest rate reduction or an other-than-insignificant payment delay. When principal forgiveness is provided, the amount of forgiveness is charged off against the allowance for credit losses. The Company may also provide multiple types of modifications on an individual loan. For the year ended December 31, 2024, the Company provided a payment delay to a Non Owner Occupied Commercial Real Estate borrower experiencing financial difficulty. At December 31, 2024, the amortized cost basis of the loan is $3,931 and has been placed on non-accrual. For year ended December 31, 2023, the Company did not extend any modifications to borrowers experiencing financial difficulty that had a more-than-insignificant direct change in the contractual cash flows of the loans.
Purchased Credit Deteriorated Loans
The Company has purchased loans for which there was, at acquisition, evidence of more than insignificant deterioration of credit quality since origination. The carrying amount of these loans is as follows.
(In Thousands)	2024
Purchase price of loans at acquisition	$435,704
Allowance for credit losses at acquisition	6,603
Non-credit (discount) premium at acquisition	(16,981)
Par value of acquired loans at acquisition	$425,326
6.   PROPERTY, PLANT, AND EQUIPMENT
Year-end premises and equipment owned and utilized in the operations of the Company were as follows:
	December 31,
(In Thousands)	2024	2023
Land	$2,334	$3,099
Buildings and improvements	11,629	13,307
Furniture, fixtures, and equipment	6,489	6,340
Leasehold Improvements	4,128	3,450
	24,580	26,196
Accumulated Depreciation	(6,551)	(6,066)
Total	$18,029	$20,130
The above table does not include premises and equipment that has been classified as assets held for sale on the balance sheet. At both December 31, 2024 and December 31, 2023, there was $2.1 million in premises and equipment classified as assets held for sale.

Depreciation expense was $1.9 million and $1.1 million for 2024 and 2023, respectively.
7.   LEASE COMMITMENTS
The Company enters into leases in the normal course of business. The Company leases its administration and operations facility and 18 solutions centers under lease agreements with remaining terms ranging from less than one year to 15 years. Certain leases include renewal options to extend for up to seventeen years.
Right-of-use assets and lease liabilities by lease type are as follows:
(In Thousands)	December 31, 2024	December 31, 2023
Right-of-Use Asset
Operating leases	$14,039	$14,527
Finance leases	874	970
Total Right-of-Use Asset	$14,913	$15,497
Lease Liabilities
Operating leases	$14,412	$15,006
Finance leases	1,254	1,355
Total lease liabilities	$15,666	$16,361
The amounts included above are not inclusive of right-of-use asset and lease liabilities reclassified as held for sale as of December 31, 2024 and 2023. At December 31, 2024 and 2023, right-of-use assets included within assets held for sale were $231 and $101, respectively. At December 31, 2024 and 2023, lease liabilities included within liabilities held for sale were $223 and $103, respectively.
The components of total lease cost were as follows.
(In Thousands)	December 31, 2024	December 31, 2023
Finance lease cost
Right-of-Use amortization	$88	7
Interest expense	34	3
Operating lease cost	2,334	1,358
Total lease cost	$2,456	$1,368
The following table presents information associated with our obligations under leases for the years ended December 31, 2024 and 2023:
	2024	2023
Finance lease weighted-average remaining term (years)	9.92	10.92
Finance lease weighted-average discount rate	2.59%	2.59%
Operating lease weighted-average remaining term (years)	9.01	9.72
Operating lease weighted-average discount rate	4.74%	4.15%

The following table presents the undiscounted cash flows due related to operating and finance leases as of December 31, 2024:
(In Thousands)	Operating Leases	Finance Leases
2025	$2,053	$138
2026	2,026	138
2027	1,982	138
2028	1,841	138
2029 and thereafter	10,100	886
Total Undiscounted Cash Flows	$18,002	$1,438
Discount on Cash Flows	(3,590)	(184)
Total lease liabilities	$14,412	$1,254
8.   GOODWILL AND INTANGIBLE ASSETS
Goodwill
The change in goodwill during the years ended December 31, 2024 and 2023 is as follows:
	2024	2023
Beginning of year	$56,968	$35,842
Acquired Goodwill	—	21,126
Measurement period adjustment	1,838	—
Impairment	—	—
End of year	$58,806	$56,968
Impairment exists when a reporting unit’s carrying value of goodwill exceeds its fair value. At December 31, 2024, the Company’s reporting unit had positive equity and the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting unit exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the fair value of the reporting unit exceeded its carrying value, resulting in no impairment of goodwill.
Acquired Intangible Assets
Acquired intangible assets were as follows at year-end:
	2024		2023
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Core deposit intangibles	$26,910	$6,061	$26,910	$1,344
Trade name intangibles	348	242	348	181
Total	$27,258	$6,303	$27,258	$1,525
Aggregate amortization expense for the years ended December 31, 2024 and 2023 was $4.8 million and $663 thousand, respectively.

Expected aggregate annual amortization expense for the next five years assuming no new acquisitions or impairments is as follows:
(In Thousands)
2025	$4,291
2026	3,795
2027	3,271
2028	2,791
2029	2,312
2030 and thereafter	4,495
$20,955
9.   DEPOSITS
Deposit accounts are summarized as follows:
	December 31, 2024		December 31, 2023
(In Thousands)	Amount	%	Amount	%
Demand, noninterest-bearing	$658,646	27.89%	$624,780	28.42%
Demand, interest-bearing	525,173	22.25	425,551	19.35
Money market and savings	540,030	22.88	554,204	25.20
Time deposits, $250 and over	164,901	6.99	128,334	5.84
Time deposits, other	368,217	15.60	346,519	15.76
Brokered time deposits	103,615	4.39	119,411	5.43
	$2,360,582	100.0%	$2,198,799	100.0%
The above table does not include deposits that are held for sale related to the New Jersey branch sale.
The brokered deposits outstanding at December 31, 2024 are scheduled to mature in the first quarter of 2025.
The scheduled maturities of time deposits, including brokered deposits, are as follows:
(In Thousands)	December 31, 2024
One year or less	$581,981
More than one year to two years	35,902
More than two years to three years	9,522
More than three years to four years	6,097
More than four years to five years	2,601
More than five years	630
Total	$636,733

10.   BORROWINGS AND SUBORDINATED DEBENTURES
Other borrowings and subordinated debt was as follows:
(in Thousands)	December 31, 2024	December 31, 2023
Long-term borrowings	$40,000	$—
Short-term borrowings	10,000	10,000
Subordinated Debt	61,984	61,444
Note payable	565	590
Total	$112,549	$72,034
Subordinated Notes Sale — 2022
On April 8, 2022, LINKBANCORP entered into Subordinated Note Purchase Agreements (the “Agreements”) with certain institutional accredited investors (the “Purchasers”) and, pursuant to the Agreements, issued to the Purchasers $20.0 million in aggregate principal amount of its 4.50% Fixed-to-Floating Rate Subordinated Notes due 2032 (the “Notes”). The investors included a related party entity that is controlled by a member of the Board of Directors of the Company, which purchased $7.0 million in principal amount of the note. During the year ended December 31, 2022, the Company contributed $15.0 million of the subordinated note proceeds to the Bank as equity capital, the impact of which can be seen within Note 16 Regulatory Capital Requirements later in this document.
The Notes, which mature on April 15, 2032, bear interest at a fixed annual rate of 4.50% for the period up to but excluding April 15, 2027 (the “Fixed Interest Rate Period”). From April 15, 2027 until maturity or redemption (the “Floating Interest Rate Period”), the interest rate will adjust to a floating rate equal to a benchmark rate, which is expected to be the then-current three-month Secured Overnight Financing Rate (SOFR), plus 203 basis points. The Company will pay interest in arrears semi-annually during the Fixed Interest Rate Period and quarterly during the Floating Interest Rate Period. The Notes constitute unsecured and subordinated obligations of the Company and rank junior in right of payment to any senior indebtedness and obligations to general and secured creditors. Subject to limited exceptions, the Company cannot redeem the Notes before the fifth anniversary of the issuance date.
The Notes are intended to qualify at the holding company level as Tier 2 capital under the capital guidelines of the Federal Reserve Board. The Agreements and Notes contain customary subordination provisions, representations and warranties, covenants, and events of default.
Subordinated Notes — Gratz Merger
As part of the Gratz Merger, the Company assumed Fixed-to-Floating Rate Subordinated Notes with a carrying value of $20.1 million. The notes (the “Merger Subordinated Notes”) mature October 1, 2030 and will initially bear interest at a fixed rate of 5.0% until October 1, 2025. From October 1, 2025 to the stated maturity date or early redemption date, the interest rate will reset semi-annually to an annual floating rate equal to the then-current three-month term Secured Overnight Financing Rate (SOFR) plus a spread of 475 basis points, but no less than 5.0%. The Company may redeem the Subordinated Notes, in whole or in part, on or after October 1, 2025, plus accrued and unpaid interest. The Merger Subordinated Notes are also redeemable in whole or in part upon the occurrence of specific events defined within the indenture.
The Merger Subordinated Notes may be included in Tier I capital (subject to certain limitations) under current regulatory guidelines and interpretations.
Subordinated Notes — Partners Merger
As part of the Partners Merger, the Company assumed Subordinated Notes with a total carrying value of $21.9 million with one tranche having a face value of $4.5 million and the other with face value of $18.05 million. The first tranche that has a face value of $4.5 million bears interest at a fixed rate of 6.875%. These notes mature in April 2028.

The second tranche that has a face value of $18.05 million bears interest at a fixed rate of 6.0% which began on June 25, 2022 to but excluding July 1, 2025, payable semi-annually in arrears. From and including July 1, 2025 to but excluding July 1, 2030, or up to an early redemption date, the interest rate shall reset quarterly to an interest rate per annum equal to the then current three-month SOFR plus 590 basis points, payable quarterly in arrears. Beginning on July 1, 2025 through maturity, the subordinated notes may be redeemed, at the Company’s option, on any scheduled interest payment date. The subordinated notes will mature on July 1, 2030. The subordinated notes are subject to customary representations, warranties and covenants made by the Company and the purchasers.
Note Payable — Partners Merger
As part of the Partners merger, the Company assumed a one-half undivided interest in 410 William Street, Fredericksburg, Virginia. Partners purchased a one-half interest in the land for cash, plus additional settlement costs, and assumption of one-half of the remaining deed of trust loan on December 14, 2012. Partners indemnified the indemnities, who are the personal guarantors of the deed of trust loan in the amount of $886 thousand, which was one-half of the outstanding balance of the loan as of the purchase date. The Company has a remaining obligation under the note payable of $565 thousand as of December 31, 2024. The loan was refinanced on April 30, 2015 with a twenty-five year amortization. The interest rate is fixed at 3.60% for the first 10 years, and then becomes a variable rate of 3.0% plus the 10 year Treasury rate until maturity.
Borrowings — FHLB
The Company had $40.0 million and $0 in long-term FHLB advances outstanding as of December 31, 2024 and December 31, 2023, respectively. The FHLB advance has a fixed rate 4.827% and will mature on February 20, 2026.
At both December 31, 2024 and 2023, the Company had $10.0 million in short-term FHLB advances outstanding. The outstanding advance at December 31, 2024 had accrued interest at 4.711% and matured in January 2025.
At December 31, 2024, the Company had remaining available capacity with FHLB, subject to certain collateral restrictions, of approximately $723.8 million.
Available Lines of Credit
The Bank has available unsecured lines of credit, with interest based on the daily Federal Funds rate, with seven correspondent banks totaling $77 million at December 31, 2024. There were no borrowings under these lines of credit at December 31, 2024 and 2023.
11.   EMPLOYEE BENEFITS
Retirement Plan
The Company maintains a 401(k) Plan for its eligible employees. The Plan allows employee contributions from their compensation as defined in the 401(k) Plan, subject to Internal Revenue Code limitations. Effective October 1, 2021, the Company matches 50 percent of the first 6 percent of the employee’s contribution, and this match is immediately vested. Matching contributions to the 401(k) Plan recognized in Compensation expense for the year ended December 31, 2024 and 2023 was $693 thousand and $344 thousand, respectively.
Deferred Compensation Plans
The Company has a deferred compensation plan for the benefit of members of the Board of Directors and certain officers. The plan provides all directors and certain officers with the ability to defer receipt of some or all of their director fees or salary and bonuses. The deferrals, along with accumulated earnings, are payable at retirement. The Bank has purchased life insurance policies that are actuarially designed to offset the annual expenses associated with the deferred compensation and the supplemental executive retirement plan (“SERP”). The Bank is the sole owner and beneficiary of all policies. The Bank accrues the estimated annual costs of the deferred amounts that will be payable at retirement. At December 31, 2024 and 2023, the accumulated liability was approximately $1.5 million and $1.3 million, respectively. For the years ended December 31, 2024 and 2023, the Company recognized deferred compensation cost in noninterest expense of $183 thousand and $91 thousand. Benefit payments amounted to $208 thousand and $214 thousand for the years ended December 31, 2024 and 2023, respectively.
Supplemental Executive Retirement Plan
The Company maintains a SERP for certain executives. At December 31, 2024 and 2023, the accumulated liability was $2.5 million and $2.0 million, respectively, and is included in other liabilities on the accompanying Consolidated Balance Sheets. The expense for the years ended December 31, 2024 and 2023, was $634 thousand and $653, respectively.
Employee Stock Purchase Plan
The Company maintains an employee stock purchase plan to provide employees of the Company an opportunity to purchase Company common stock. Eligible employees may purchase shares in an amount that does not exceed the lesser of the IRS limit of $25,000 or 10% of their annual salary at the lower of 95% of the fair market value of the shares on the semi-annual offering date, or related purchase date. The Company reserved 475,000 shares of its common stock to be issued under the employee stock purchase plan. At December 31, 2024, 423,000 shares were available to be issued.
12.   INCOME TAXES
The provision for income taxes consists of:
	For the Year Ended December 31,
(In Thousands)	2024	2023
Current tax expense
Federal	$716	$81
State	140	4
Total Current tax expense	$856	$85
Deferred tax (benefit) expense
Federal	$6,182	$(3,187)
State	348	(259)
Total Deferred tax expense (benefit)	6,530	(3,446)
Total tax expense (benefit)	$7,386	$(3,361)
The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities, respectively, are as follows:
(In Thousands)	December 31, 2024	December 31, 2023
Deferred tax assets:
Allowance for credit losses	$6,516	$6,009
Deferred compensation	965	757
Net fair value adjustment on acquired net assets	8,550	10,355
Net unrealized loss on debt securities	1,577	1,025
Net operating loss carryforwards	2,652	6,877
Lease liability	3,659	3,811
Other	697	1,175
Total deferred tax assets	$24,616	$30,009

(In Thousands)	December 31, 2024	December 31, 2023
Deferred tax liabilities:
Premises and equipment	$(1,701)	$(1,867)
Net unrealized gain on cash flow hedge	(347)	(150)
Right of use asset	(3,488)	(3,611)
Other	(214)	(228)
Total deferred tax liabilities	(5,750)	(5,856)
Net deferred tax asset	$18,866	$24,153

The Company also has a $12,627 net operating loss carryforward at December 31, 2024 of which $701 will begin to expire in 2029. The remaining $11,926 of net operating loss carryforward does not expire. The Company had no valuation allowance against its deferred tax assets in view of the Company’s ability to realize the net deferred tax assets against future anticipated taxable income.
The reconciliation of the federal statutory rate and the Company’s effective income tax rate is as follows:
	For the Year Ended December 31,
	2024		2023
(In Thousands)	Amount	% of Pretax Income	Amount	% of Pretax Income
Provision (benefit) at statutory rate	$7,055	21.0%	$(3,219)	21.0%
Tax-exempt income, net of TEFRA disallowance	(190)	(0.6)	(162)	1.1
State income taxes, net of federal income taxes	385	1.2	(202)	1.3
Bank-owned life insurance	(343)	(1.0)	(155)	1.0
Non-deductible merger expenses	—	—	387	(2.5)
Revaluation of deferred taxes for state tax rates	—	—	(177)	1.1
Other	479	1.4	167	(1.1)
Actual tax expense (benefit) and effective rate	$7,386	22.0%	$(3,361)	21.9%
The Company recognized no adjustment for uncertain tax positions or unrecognized income tax benefits for the years ended December 31, 2024 and 2023. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in the provision for income tax expense in the consolidated statements of operation. The Company did not recognize any interest and penalties for the years ended December 31, 2024 and 2023. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for years before 2021.
13.   FAIR VALUE MEASUREMENTS
Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in an estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts The Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.
The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the fair value measurements accounting guidance (FASB ASC 820, Fair Value Measurements), the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.
The Company uses a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value guidance establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
The following disclosures show the hierarchical disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels of pricing are as follows:
Level I:	Quoted prices are available in active markets for identical assets or liabilities as of the reported date.
Level II:	Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.
Level III:	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the use of observable market data when available.
The estimated fair values of the Company’s financial instruments that are not required to be measured or reported at fair value are as follows:
	At December 31, 2024		At December 31, 2023
(In Thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents (Level 1)	$166,100	$166,100	$80,190	$80,190
Securities held to maturity (Level 2)	31,508	30,284	36,223	34,236
Loans, net of allowance for credit losses (Level 3)	2,229,314	2,231,057	2,104,517	2,027,937
Accrued interest receivable (Level 1)	9,870	9,870	9,831	9,831
Restricted investments in bank stock (Level 1)	5,209	5,209	3,965	3,965
Cash surrender value of life insurance (Level 1)	52,079	52,079	48,847	48,847

	At December 31, 2024		At December 31, 2023
(In Thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities:
Non-maturity deposits (Level 1)	1,723,849	1,723,849	1,604,535	1,604,535
Time Deposits (Level 3)	636,733	634,875	594,264	589,699
Long-term borrowings (Level 3)	40,000	40,256	—	—
Short-term borrowings (Level 1)	10,000	10,000	10,000	10,000
Note payable (Level 3)	565	565	590	590
Subordinated Notes (Level 3)	61,984	60,251	61,444	57,303
Accrued interest payable (Level 1)	1,865	1,865	1,466	1,466
The following tables present the assets reported on the Consolidated Balance Sheet at their fair value on a recurring basis as of December 31, 2024 and 2023, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The Company’s available-for-sale investment securities are reported at fair value. These securities are valued by an independent third party. The valuations are based on market data. They utilize evaluated pricing models that vary by asset and incorporate available trade, bid and other market information. For securities that do not trade on a daily basis, their evaluated pricing applications apply available information such as benchmarking and matrix pricing. The market inputs normally sought in the evaluation of securities include benchmark yields, reported trades, broker/dealer quotes (only obtained from market makers or broker/dealers recognized as market participants), issuer spreads, two-sided markets, benchmark securities, bid, offers and reference data. For certain securities additional inputs may be used or some market inputs may not be applicable. Inputs are prioritized differently on any given day based on market conditions.
	December 31, 2024
(In Thousands)	Level I	Level II	Level III	Total
Assets:
US Government Agency securities	$—	$13,073	$—	$13,073
Obligations of state and political subdivisions	—	47,201	—	47,201
Mortgage backed securities in government-sponsored entities	—	84,783	—	84,783
Other securities	—	533	—	533
Total	$—	$145,590	$—	$145,590
Derivative	$—	$—	$1,654	$1,654
	December 31, 2023
(In Thousands)	Level I	Level II	Level III	Total
Assets:
US Government Agency securities	$—	$12,985	$—	$12,985
US Government Treasury securities	—	4,942	—	4,942
Obligations of state and political subdivisions	—	47,045	—	47,045
Mortgage backed securities in government-sponsored entities	—	48,181	—	48,181
Other securities	—	2,337	—	2,337
Total	$—	$115,490	$—	$115,490
Derivative	$—	$—	$716	$716

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used as of December 31, 2024 and 2023 are presented in the table below.
	December 31, 2024
(In Thousands)	Level I	Level II	Level III	Total
Loans individually evaluated	$—	$—	$21,519	$21,519
	December 31, 2023
(In Thousands)	Level I	Level II	Level III	Total
Loans individually evaluated	$—	$—	$13,223	$13,223
The following tables provide information describing the valuation processes used to determine nonrecurring fair value measurements categorized within Level III of the fair value hierarchy:
	December 31, 2024
	Quantitative Information About Level III Fair Value Measurements
(In Thousands)	Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Loans individually evaluated	$21,519	Appraisal of collateral(1)	Liquidation expenses	10%
	December 31, 2023
	Quantitative Information About Level III Fair Value Measurements
(In Thousands)	Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Loans individually evaluated	$13,223	Appraisal of collateral(1)	Liquidation expenses	10%

(1)
Fair value is generally determined through independent appraisals of the underlying collateral, which include various Level III inputs that are not identifiable.

Appraisals may be adjusted by management for qualitative factors, such as economic conditions, aging, and/or estimated liquidation expenses incurred when selling the collateral. The range and weighted average of appraisal adjustments and liquidation expenses are presented as a percentage of the appraisal.
14.   RELATED PARTY TRANSACTIONS
Loans to principal officers, directors, and their affiliates during 2024 and 2023 were as follows:
	2024	2023
Beginning balance	$40,749	$1,853
New loans	2,560	659
Effect of changes in composition of related parties	—	38,536
Net repayments in existing accounts	(9,976)	(299)
Ending balance	$33,333	$40,749
Deposits from principal officers, directors, and their affiliates as of December 31, 2024 and 2023 were $64.4 million and $76.0 million respectively.
Two companies owned by a Director of the Company invested in the subordinated debentures issued by the Company in 2022. Refer to Note 10 for further information.

15.   STOCK-BASED COMPENSATION
As a result of the Merger, the Company assumed the LINKBANCORP, Inc. 2019 Equity Incentive Plan (the “2019 Plan”). The 2019 Plan authorized the issuance or delivery to participants of up to 450,000 shares of LINKBANCORP common stock pursuant to grants of incentive and non-statutory stock options. The Plan is administered by the members of LINKBANCORP’s Compensation Committee (the “Committee”). Unless the Committee specifies a different vesting schedule, awards under the Plan shall be granted with a vesting rate of 20 percent per year. Vesting may be accelerated under certain conditions or at the discretion of the Committee at any time. Employees and directors of LINKBANCORP or its subsidiaries were eligible to receive awards under the plan, except that nonemployees were not granted incentive stock options. Stock options are either “incentive” stock options or “nonqualified” stock options. Incentive stock options have certain tax advantages and must comply with the requirements of Section 422 of the Internal Revenue Code. The 2019 Plan was frozen such that no new awards would be granted under the 2019 Plan following receipt of shareholder approval of the LINKBANCORP, Inc. 2022 Equity Incentive Plan described within this footnote.
On May 26, 2022, the Company’s shareholders approved the LINKBANCORP, Inc. 2022 Equity Incentive Plan (the “2022 Plan”). The 2022 Plan authorizes the issuance or delivery to participants of up to 475,000 shares of the Company’s common stock pursuant to grants of restricted stock, restricted stock units, stock options, and non-qualified stock options. The 2022 Plan is administered by the members of LINKBANCORP’s Compensation Committee (the “Committee”). At least 95% of the awards under the 2022 Plan will vest no earlier than one year after the grant date.
The table below provides details of the Company’s stock options at December 31, 2024.
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (in ‘000s)
Outstanding, December 31, 2023	514,000	$9.72	6.8	$—
Granted	150,193	6.46	7.7	—
Expired/terminated	(70,025)	8.08	—
Exercised	(2,377)	5.56	—
Outstanding, December 31, 2024	591,791	$9.10	6.0	$145
Exercisable at period end	401,991	$9.73	4.7	$47
The exercise prices for options outstanding as of December 31, 2024 ranged from $5.45 to $12.98.
The Company determined the expected life of the stock options using a simplified method approach allowed for plain-vanilla share options. The risk-free interest rate is based on the U.S. treasury yield curve in effect as of the grant date. Expected volatility was determined using the calculated value method of an option pricing model that substitutes the historical volatility of an appropriate industry/sector index for the expected volatility.
	December 31,
	2024	2023
Weighted average fair value of options granted	$1.66	$1.84
Dividend yield	4.60%	4.29%
Expected volatility	35.24%	35.45%
Risk-free interest rate	4.47%	4.20%
Expected life (in years)	6.1	6.5
Assumed forfeiture rate	0.00%	4.00%

The table below provides details of the Company’s restricted stock activity at December 31, 2024.
	Number of Shares	Average Market Price at Grant
Outstanding, December 31, 2023	384,724	$6.30
Restricted Stock Units Granted	125,000	6.58
Expired/terminated	—
Vested	(116,641)
Outstanding, December 31, 2024	393,083	$6.40
Additional information related to the equity incentive plans during each year follows:
	December 31,
(in thousands, except share data)	2024	2023
Stock-based compensation expense recognized	$988	$244
Number of unvested shares:
Restricted stock plans	393,083	384,724
Stock option plans	189,800	223,500
Fair value of unvested stock options:
Restricted stock plans	$2,518	$2,422
Stock option plans	$193	$355
Amount remaining to be recognized as expense
Restricted stock plans	$2,246	$2,314
Stock option plans	$161	$310
The remaining amounts of $2.2 million and $161 thousand for restricted stock and options, respectively, will both be recognized ratably as expense through December 31, 2029.
16.   REGULATORY CAPITAL REQUIREMENTS
The Bank is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking and Securities. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.
The Bank is subject to regulatory capital requirements administered by banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. As of December 31, 2024, the Bank has met all capital adequacy requirements to which it is subject.
The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, under-capitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If an institution is adequately capitalized, regulatory approval is required before the institution may accept brokered deposits. If an institution is undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.
The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face limitations on dividends, stock repurchases and certain discretionary bonus payments to management based on the amount of the shortfall. Under Basel III rules, banks must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The required capital conservation buffer is 2.50%.
The following tables present actual and required capital ratios as of December 31, 2024 and 2023 under the Basel III Capital Rules. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations:
	December 31, 2024		December 31, 2023
(In Thousands)	Amount	Ratio	Amount	Ratio
Total capital
(to risk-weighted assets)
Actual	$282,736	11.55%	$251,042	10.62%
For capital adequacy purposes	195,914	8.00	188,807	8.00
To be well capitalized	244,892	10.00	236,009	10.00
Tier 1 capital
(to risk-weighted assets)
Actual	$263,058	10.74%	$234,533	9.92%
For capital adequacy purposes	146,935	6.00	141,605	6.00
To be well capitalized	195,914	8.00	188,807	8.00
Common equity
(to risk-weighted assets)
Actual	$263,058	10.74%	$234,533	9.92%
For capital adequacy purposes	110,201	4.50	106,204	4.50
To be well capitalized	159,180	6.50	153,406	6.50
Tier 1 capital
(to average assets)
Actual	$263,058	9.49%	$234,533	14.13%
For capital adequacy purposes	110,867	4.00	66,412	4.00
To be well capitalized	138,584	5.00	83,016	5.00
The federal banking agencies, including the FDIC, issued a rule pursuant to The Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 to establish for institutions with assets of less than $10 billion a “community bank leverage ratio” (the ratio of a bank’s tier 1 capital to average total consolidated assets) of 9% that qualifying institutions may elect to use in lieu of the generally applicable leverage and risk-based capital requirements under Basel III. If an election to use the community bank leverage ratio capital framework is made, a qualifying bank with less than $10 billion in assets with capital exceeding the specified community bank leverage ratio is considered compliant with all applicable regulatory capital and leverage requirements, including the requirement to be “well capitalized.” As of December 31, 2024, the Bank had not elected to be subject to the alternative framework.
Federal and state banking regulations place certain restrictions on dividends paid by the Bank. The Pennsylvania Banking Code provides that cash dividends may be declared and paid out of accumulated net earnings. In addition, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements. Loans or advances by the Bank to the Company are limited to 10 percent of the Bank’s capital stock and surplus and must have collateral securing the loans or advances.
17.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.
The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making and monitoring commitments and conditional obligations as it does for on-balance sheet instruments. As of December 31, 2024 and 2023, the Company has an allowance for credit losses for off-balance sheet instruments of $1.9 million and $2.2 million, respectively, which is included in other liabilities section of the balance sheet.
At December 31, 2024 and 2023, the following financial instruments were outstanding whose contract amounts represent credit risk:
(In Thousands)	December 31, 2024	December 31, 2023
Unfunded commitments under lines of credit:
Home equity loans	$97,677	$116,964
Commercial real estate, construction, and land development	161,551	186,966
Commercial and industrial	353,078	306,024
Total	$612,306	$609,954
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory, and equipment.
18.   EARNINGS PER SHARE
The following table sets forth the composition of earnings per share:
	Year Ended December 31,
(In Thousands, except share and per share data)	2024	2023
Net income (loss)	$26,209	$(11,968)
Basic weighted average common shares outstanding	36,990,672	17,753,914
Net effect of dilutive stock options and warrants	5,792	—
Net effect of dilutive restricted stock awards	109,150	—
Diluted weighted average common shares outstanding	37,105,614	17,753,914
Net income (loss) per common share:
Basic	$0.71	$(0.67)
Diluted	$0.71	$(0.67)
The following is a summary of securities that could potentially dilute basic earnings per common share in future periods that were included in the computation of diluted earnings per common share for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
	2024	2023
Stock Options	110,191	—
Warrants	—	—
Restricted Stock Awards	388,083	—
Total dilutive securities	498,274	—
The following is a summary of securities that could potentially dilute basic earnings per share in future periods that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.
	Year Ended December 31,
	2024	2023
Stock Options	481,600	—
Warrants	1,537,484	1,537,484
Restricted Stock Awards	5,000	5,304
Total anti-dilutive securities	2,024,084	1,542,788
19.   DERIVATIVES
During the second quarter of 2023 the Company entered into a pay fixed / received variable interest rate swap with a notional amount of $75,000 which has a fixed rate of 3.28%, a maturity of five years and is designated against either a mix of one-month FHLB advances or brokered certificates of deposit. The Company will utilize, from time to time, interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. The notional amount of the interest rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. At December 31, 2024, the derivative contract is used to hedge the variable cash flows associated with monthly brokered deposits.
For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income (loss) and subsequently reclassified into interest expense in the same period(s) during which the hedged transaction affects earnings. Amounts reported in Accumulated Other Comprehensive Income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. The amounts reclassified to interest expense $1.42 million in the year ended December 31, 2024. Over the next 12 months, the Company estimates that an additional $606 thousand will be reclassified as a reduction to interest expense.
The Company recorded $1.65 million and $716 thousand within other assets on the Consolidated Balance Sheet, which represented the fair value of this derivative at December 31, 2024 and 2023, respectively.
20.   CONCENTRATION OF CREDIT RISK
The Company grants commercial, residential and consumer loans to customers primarily located in the South Central and Greater Delaware Valley of Pennsylvania, northern Virginia, eastern Maryland, Delaware, and southern New Jersey. The concentration of credit by type of collateral is set forth in Note 4. The debtors’ ability to honor their contracts is influenced by the region’s economy.
There are numerous risks associated with commercial loans that could impact the borrower’s ability to repay on a timely basis. They include but are not limited to, the owner’s business expertise, changes in local economies, competition, government regulation, and the general financial stability of the borrowing entity.
The Company attempts to mitigate these risks by making an analysis of the borrower’s business and industry history, its financial position, as well as that of the business owner. The Company will also require the borrower to provide financial information on the operations of the business periodically over the life of the loan. In addition, most commercial loans are secured by assets of the business or those of the business owner, which can be liquidated if the borrower defaults, along with the personal surety of the business owner.
From time to time, the Company will maintain balances with its correspondent banks that exceed the $250,000 federally insured deposit limits. Management routinely evaluates the credit worthiness of these correspondent banks and does not feel they pose significant risk to the Company.
21.   REVENUE RECOGNITION
All of the Company’s revenue within the scope of Accounting Standards Codification (ASC) 606 is recognized within Non-Interest Income on the Consolidated Statements of Operations. ASC 606 is applicable to certain non-interest income streams, which are discussed below.
Service Charges and Activity Fees on Deposits
Service charges on deposit accounts consist of monthly ATM Income, Wire Transfer Fees, Non-Sufficient Funds Charges, paper statement fees, and other deposit related fees. The Company’s performance obligation for monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Check orders and other deposit account related fees are largely transactional based, and, therefore, the Company’s performance obligation is satisfied, and related revenue recognized, at a point in time. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers’ accounts. The Company’s performance obligation for wire transfers and returned deposit fees, are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month.
Fees on loan related activity
Fees from loan related activity is comprised mostly of upfront fees recognized on Assumable Rate Conversion Agreements, where Bank originates a floating rate loan. The borrower concurrently signs an addendum to the promissory note with a third party permitting the borrower to pay a fixed rate of interest. The Bank through a master servicing agreement services the Assumable Rate Conversion between the third party and borrower.
Other
Other fees are primarily comprised of Remote/Mobile Deposit Fees and other service charges. Other noninterest income consists primarily of other nonrecurring revenue which is not recorded in the categories listed above. This revenue is miscellaneous in nature and is recognized as income upon receipt.
The following presents noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the years ended December 31, 2024 and 2023.
	For the Year Ended December 31,
	2024	2023
Non-interest income in-scope of Topic 606
Service charges and activity fees on deposits	$4,518	$1,150
Fees on loan related activity	1,854	581
Other	361	327
Non-interest income (in-scope of Topic 606)	6,733	2,058
Non-interest income (out-of-scope of Topic 606)	2,129	(971)
Total non-interest income	$8,862	$1,087

22.   PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
Condensed financial information of LINKBANCORP follows:
Balance Sheets
	December 31,
(In thousands)	2024	2023
ASSETS
Noninterest-bearing cash equivalents	$376	$12,547
Investment in subsidiaries	334,381	309,015
Other Assets	8,197	7,075
TOTAL ASSETS	$342,954	$328,637
LIABILITIES AND SHAREHOLDERS’ EQUITY
Subordinated debt	$61,984	$61,444
Other liabilities	749	1,397
Shareholders’ equity	280,221	265,796
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$342,954	$328,637
Condensed Statements of Operations and Comprehensive Income
	Years Ended December 31,
(in thousands)	2024	2023
Income:
Interest income	$—	$—
Dividend income from subsidiaries	3,900	—
Other income	86	—
Expenses:
Interest expense	3,869	1,926
Other noninterest expenses	1,245	5,135
Income before income tax	(1,128)	(7,061)
Income tax benefit	(1,056)	(1,128)
	(72)	(5,933)
Equity in undistributed subsidiary (loss) income	26,281	(6,035)
Net income (loss)	$26,209	$(11,968)
Comprehensive income (loss)	$24,873	$(8,772)
Condensed Statements of Cash Flows
	Years Ended December 31,
(in thousands)	2024	2023
OPERATING ACTIVITIES
Net income (loss)	$26,209	$(11,968)
Adjustments:
Undistributed (loss) earnings of subsidiaries	(30,181)	6,035
Accretion (amortization) of premiums and discounts	540	(118)
Share-based and deferred compensation	85	—
Other, net	(1,786)	(549)
Net cash used in operating activities	(5,133)	(6,600)

	Years Ended December 31,
(in thousands)	2024	2023
INVESTING ACTIVITIES
Net cash acquired through merger and acquisition	—	8,014
Investments in subsidiaries	—	(10,400)
Cash dividends from subsidiaries	3,900	—
Net cash from dissolution of subsidiary	—	635
Net cash used in investing activities	3,900	(1,751)
FINANCING ACTIVITIES
Proceeds from issuance of common stock, net	153	10,132
Issuance of shares from exercise of stock options	14	150
Dividends paid	(11,105)	(4,870)
Net cash provided by financing activities	(10,938)	5,412
(Decrease) Increase in cash and cash equivalents	(12,171)	(2,939)
Cash and cash equivalents at the beginning of the period	12,547	15,486
Cash and cash equivalents at the end of the period	$376	$12,547

23.   SEGMENT INFORMATION
The Company’s reportable segment is determined by the Chief Executive Officer who is the designated chief operating decision maker, based upon information about the Company’s banking products and services offered. The segment is also distinguished by the level of information provided to the chief operating decision maker, who uses such information to review performance of various components of the business, such as branches and products offered, which are then aggregated if operating performance, products and services, and customers are similar. The chief operating decision maker will evaluate the financial performance of the Company’s business components by evaluating revenue streams, significant expenses, and budget to actual results in assessing the Company’s reportable segment and in the determination of allocating resources. The chief operating decision maker uses revenue streams to evaluate product pricing and significant expenses to assess performance and return on assets. The chief operating decision maker uses consolidated net income to benchmark the Company against its competitors. The benchmarking analysis coupled with the monitoring of budget to actual results are used in assessment performance and in establishing compensation. Interest income on loans and investments primarily provide the revenues in the banking segment. Interest expense on deposits and borrowings, provisions for credit losses, and payroll provide significant expenses in the banking operation.
Accounting policies for segments are the same as those described in Note 1. Segment performance is evaluated using consolidated net income. Information reported internally for performance assessment by the chief operating decision maker follows, inclusive of reconciliations of segment totals to the financial statements.
	For the year ended December 31,
(In thousands)	2024	2023
Interest Income	$158,724	$65,198
Reconciliation of revenue
Other revenues	8,862	1,087
Total consolidated revenues	$167,586	$66,285
Interest Expense	58,830	26,487
Segment net interest income and noninterest income	$108,756	$39,798
Provision for credit losses	257	9,295
Salaries and employee benefits	41,061	20,612
Other Expenses	41,229	21,859
Consolidated net income (loss)	$26,209	$(11,968)
Other segment disclosures

	For the year ended December 31,
(In thousands)	2024	2023
Interest income	$158,724	$65,198
Interest expense	$58,830	$26,487
Depreciation	$1,892	$1,121
Amortization	$4,778	$663
Other significant noncash items:
Provision for credit loss	$257	$9,295
Total consolidated assets	$2,878,778	$2,669,325
24.   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The Company’s sources of comprehensive income come from variability in the fair value of available-for-sale investment securities and fluctuations in the fair value of the Company’s cash flow hedge.
The following is changes in accumulated other comprehensive income (loss) by component, net of tax, for the years ended December 31, 2024 and 2023:
December 31, 2024	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for- Sale Securities	Total
Beginning balance	$566	$(3,775)	$(3,209)
Other comprehensive income before reclassification	(382)	(2,074)	(2,456)
Amounts reclassified from accumulated other comprehensive income	1,123	(3)	1,120
Net current period other comprehensive income	741	(2,077)	(1,336)
Ending balance	$1,307	$(5,852)	$(4,545)
December 31, 2023	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for- Sale Securities	Total
Beginning balance	$—	$(6,405)	$(6,405)
Other comprehensive income before reclassification	256	2,630	2,886
Amounts reclassified from accumulated other comprehensive income	310	—	310
Net current period other comprehensive income	566	2,630	3,196
Ending balance	$566	$(3,775)	$(3,209)
Amounts showing change in balances are shown net of tax at the Company’s 21% statutory rate for 2024 and 2023.

The following is significant amounts reclassified out of each component of accumulated other comprehensive income (loss) for the year ended December 31, 2024:
Details About Accumulated Other Comprehensive Income Components	Amount Reclassified from Accumulated Other Comprehensive Income	Affected Line in the Consolidated Statement of Operations
Gains and losses on cash flow hedges
Interest rate contracts
Total before tax	$1,422	Interest expense
Tax effect	(299)	Income tax expense (benefit)
Net of tax	$1,123
Unrealized gains and losses on available-for-sale securities
Realized gains on securities available-for-sale securities	$(4)	Net realized gains on the sales of debt securities
Tax effect	1	Income tax expense (benefit)
Net of tax	$(3)
Total Reclassification for the period, net of tax	$1,120
The following is significant amounts reclassified out of each component of accumulated other comprehensive income (loss) for the year ended December 31, 2023:
Details About Accumulated Other Comprehensive Income Components	Amount Reclassified from Accumulated Other Comprehensive Income	Affected Line in the Consolidated Statement of Operations
Gains and losses on cash flow hedges
Interest rate contracts
Total before tax	$392	Interest expense
Tax effect	(82)	Income tax expense (benefit)
Total Reclassification for the period, net of tax	$310

Item 9.
Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.
Item 9A.
Controls and Procedures.

Evaluation of disclosure controls and procedures.
The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its reports filed or submitted pursuant to the Securities Exchange Act of 1934, as amended (“Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed by the Company in its Exchange Act reports is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
Under the supervision and with the participation of its management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e) and 15d-15(e) as of December 31, 2024. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of such date.
Management’s report on internal control over financial reporting.
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) of the Exchange Act. The Company’s internal control system is a process designed to provide reasonable assurance to the Company’s management, Board of Directors and shareholders regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on our financial statements.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As part of the Company’s program to comply with Section 404 of the Sarbanes-Oxley Act of 2002, our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 (the “Assessment”). In making this Assessment, management used the control criteria framework of the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission published in its report entitled Internal Control — Integrated Framework (2013). Management’s Assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its Assessment with the Audit Committee.
Based on this Assessment, management determined that, as of December 31, 2024, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Changes in Internal Control Over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the quarter ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
This Annual Report does not include an attestation report of the independent registered public accounting firm because LINKBANCORP, Inc. is an emerging growth company.
Item 9B.
Other Information.

During the fourth quarter of 2024, none of our directors or officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any “non-Rule 10b5-1 trading arrangement,” as that term is used in SEC regulations.
Item 9C.
Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable
PART III
Item 10.
Directors, Executive Officers and Corporate Governance.

The information regarding Directors, Executive Officers and Corporate Governance will be set forth in the Company’s Proxy Statement for the Annual Meeting of Shareholders to be held on May 22, 2025 and is incorporated herein by reference thereto.
Item 11.
Executive Compensation.

The information regarding Executive Compensation will be set forth in the Registrant’s Proxy Statement for the Annual Meeting of Shareholders to be held on May 22, 2025 and is incorporated herein by reference thereto.
Item 12.
Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information regarding Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters will be set forth in the Registrant’s Proxy Statement for the Annual Meeting of Shareholders to be held on May 22, 2025 and is incorporated herein by reference thereto.
The following table provides information with respect to the equity securities that are authorized for issuance under the Company’s equity compensation plans as of December 31, 2024.
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders
2019 Equity Incentive Plan	352,000	$10.27	—
2022 Equity Incentive Plan	215,100	$7.57	65,300
Equity compensation plans not approved by security holders	—	$—	—
Total	567,100	$—	65,300

Item 13.
Certain Relationships and Related Transactions, and Director Independence.

The information regarding Certain Relationships and Related Transactions, and Director Independence will be set forth in the Registrant’s Proxy Statement for the Annual Meeting of Shareholders to be held on May 22, 2025 and is incorporated herein by reference thereto.
Item 14.
Principal Accounting Fees and Services.

The information regarding the Company’s independent registered public accounting firm’s fees and services will be set forth in the Registrant’s Proxy Statement for the Annual Meeting of Shareholders to be held on May 22, 2025 and is incorporated herein by reference thereto.

PART IV
Item 15.
Exhibits and Financial Statement Schedules.

(a)
(1) Financial Statements

The following documents are filed as part of this Annual Report on Form 10-K
(A)
Report of Independent Registered Public Accounting Firm

(B)
Consolidated Balance Sheets at December 31, 2024 and 2023

(C)
Consolidated Statements of Operations for the years ended December 31, 2024 and 2023

(D)
Consolidated Statements of Comprehensive Income for the years ended December 31, 2024 and 2023

(E)
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2024 and 2023

(F)
Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023

(G)
Notes to the Consolidated Financial Statements

(a)
(2) Financial Statement Schedules

None.
(a) (3)

Exhibit Number	Description
2.1
Branch Purchase and Assumption Agreement by and between American Heritage Federal Credit Union and LINKBANK, dated May 9, 2024, incorporated by reference to Exhibit 10.1 to form 10-Q, filed August 12, 2024.

3.1	Articles of Incorporation, as amended, incorporated by reference to Exhibit 3.1 to Form S-4 Registration Statement, filed May 7, 2021
3.2	Amendment to Articles of Incorporation, dated November 20, 2023
3.3	Amended and Restated Bylaws, incorporated by reference to Exhibit 3.1 to Form 8-K filed December 1, 2023
4.1	Specimen stock certificate, incorporated by reference to Exhibit 4.1 to Form S-4 Registration Statement, filed May 6, 2021
4.2.	LINKBANCORP, inc. 5.00% Fixed to Floating Rate Subordinated Note Due October 1, 2030, incorporated by reference to Exhibit 4.2 to Form S-4 Registration Statement, filed May 7, 2021
4.3	Form of Warrant, incorporated by reference to Exhibit 4.3 to Form S-4 Registration Statement, filed May 7, 2021
4.4	Form of 4.50% Fixed to Floating Rate Subordinated Note due 2032 of LINKBANCORP, Inc., incorporated by reference to Exhibit 4.1 to Form 8-K, filed on April 11, 2022
4.5	Description of Common Stock incorporated by reference to Exhibit 4.5 to the Form 10-K filed on March 30, 2023
10.1*	LINKBANCORP 2019 Equity Incentive Plan, incorporated by reference to Exhibit 10.7 to Form S-4 Registration Statement, filed May 7, 2021
10.2*	Form of Incentive Stock Option (ISO) Agreement, incorporated by reference to Exhibit 10.8 to Form S-4 Registration Statement, filed May 7, 2021
10.3*	Form of Non-Qualified Stock Option Agreement, incorporated by reference to Exhibit 10.9 to Form S-4 Registration Statement, filed May 7, 2021
10.4*	Form of Amendment to the Executive Employment Agreement, incorporated by reference to Exhibit 10.1 to Form 8-K, filed on February 22, 2023
10.5*	Form of Waiver of Accelerated Vesting Upon Change in Control, incorporated by reference to Exhibit 10.2 to Form 8-K, filed on February 22, 2023
10.6*	Amendment to the Supplemental Retirement Plan Agreement for Andrew Samuel, incorporated by reference to Exhibit 10.3 to Form 8-K, filed on February 22, 2023
10.7*	LINKBANK Split Dollar Life Insurance Plan, dated January 24, 2019, incorporated by reference to Exhibit 10.13 to Form S-4 Registration Statement, filed May 7, 2021
10.8*	[Reserved]
10.9*	Employment Agreement between LINKBANCORP, Inc., The Gratz Bank and Andrew S. Samuel dated October 28, 2021, incorporated by reference to Exhibit 10.1 to Form 8-K filed November 3, 2021
10.10*	Employment Agreement between LINKBANCORP, Inc., The Gratz Bank and Carl Lundblad dated October 28, 2021, incorporated by reference to Exhibit 10.2 to Form 8-K filed November 3, 2021
10.11*	Employment Agreement between LINKBANCORP, Inc., The Gratz Bank and Brent Smith dated October 28, 2021, incorporated by reference to Exhibit 10.3 to Form 8-K filed November 3, 2021
10.12*	Change in Control Agreement between LINKBANCORP, Inc., The Gratz Bank and Kristofer Paul dated October 28, 2021, incorporated by reference to Exhibit 10.4 to Form 8-K filed November 3, 2021

Exhibit Number	Description
10.13*	Supplemental Executive Retirement Plan Agreement between The Gratz Bank and Andrew S. Samuel dated October 28, 2021, incorporated by reference to Exhibit 10.5 to Form 8-K filed November 3, 2021
10.14*	Deferred Compensation Agreement between The Gratz Bank and Carl Lundblad dated October 28, 2021, incorporated by reference to Exhibit 10.6 to Form 8-K filed November 3, 2021
10.15*	Deferred Compensation Agreement between The Gratz Bank and Kristofer Paul dated October 28, 2021, incorporated by reference to Exhibit 10.7 to Form 8-K filed November 3, 2021
10.16*	Deferred Compensation Agreement between The Gratz Bank and Brent Smith dated October 28, 2021, incorporated by reference to Exhibit 10.8 to Form 8-K filed November 3, 2021
10.17*	LINKBANCORP, Inc. Executive Incentive Plan, incorporated by reference to Exhibit 10.1 to Form 8-K filed February 1, 2022
10.18*	First Amendment to Deferred Compensation Agreement between LINKBANK and Carl Lundblad, dated October 24, 2024, incorporated by reference to Exhibit 10.1 to Form 8-K filed October 28, 2024.
10.19*	First Amendment to Deferred Compensation Agreement between LINKBANK and Brent Smith, dated October 24, 2024, incorporated by reference to Exhibit 10.2 to Form 8-K filed October 28, 2024.
10.20*	Director Deferred Compensation Agreement with David H. Koppenhaver, incorporated by reference to Exhibit 10.20 to Form 10-K filed March 31, 2022
10.21*	[Reserved]
10.22*	[Reserved]
10.23*	Director Deferred Compensation Agreement with Joseph Michetti, Jr., incorporated by reference to Exhibit 10.23 to Form 10-K filed March 31, 2022
10.24*	[Reserved]
10.25
Form of Subordinated Note Purchase Agreement, dated April 8, 2022, by and between LINKBANCORP, Inc. and the several Purchasers, incorporated by reference to Exhibit 10.1 to Form 8-K filed April, 11, 2022

10.26*	LINKBANCORP, Inc. 2022 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to Form 8-K filed June 2, 2022
10.27*	LINKBANCORP, Inc. 2022 Employee Stock Purchase Plan, incorporated by reference to Exhibit 10.2 to Form 8-K filed June 2, 2022
10.28*	Employment Agreement, dated as of February 22, 2023, by and among LINKBANCORP, Inc., LINKBANK and John W. Breda, incorporated by reference to Exhibit 10.1 to Form 8-K filed December 1, 2023
10.29*
Separation and Non-Competition Agreement, dated as of April 19, 2023, by and between LINKBANCORP, Inc. and Lloyd B. Harrison, III, incorporated by reference to Exhibit 10.2 to Form 8-K filed December 1, 2023

10.30*	Amendment to the Supplemental Retirement Plan Agreement for Andrew Samuel, effective as of December 1, 2023, incorporated by reference to Exhibit 10.3 to Form 8-K filed December 1, 2023
14.1	Code of Ethics for Senior Officers, incorporated by reference to Exhibit 14.1 to the Form 10-K filed on March 30, 2023
19	Inside Information and Insider Trading Policy
21.1	Subsidiaries of LINKBANCORP, Inc.

Exhibit Number	Description
23.1	Consent of Snodgrass P.C.
31.1	Certification of Principal Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Principal Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32	Section 1350 Certification
97	Policy Relating to Recovery of Erroneously Awarded Compensation
101 INS**	The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document
101 SCH**	Inline XBRL Taxonomy Extension Schema Document
101 CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101 DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101 LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101 PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File — the cover page interactive data file does not appear in the interactive date file because its XBRL tags are embedded with the inline XBRL document.

*
Indicates a management or compensatory plan.

**
Attached as Exhibit 101 to this report are the following formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Condition as of December 31, 2024 and December 31, 2023; (ii) Consolidated Statements of Income for the years ended December 31, 2024 and 2023; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2024 and 2023; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023; (v) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2024 and 2023; and (vi) Notes to Unaudited Consolidated Financial Statements.

Item 16.
Form 10-K Summary

None.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 31, 2025.
LINKBANCORP, INC.
By:
/s/ Andrew Samuel

Andrew Samuel
Chief Executive Officer
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Andrew Samuel Andrew Samuel	Chief Executive Officer (Principal Executive Officer) and Director	March 31, 2025
/s/ Kristofer Paul Kristofer Paul	Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2025
/s/ Mona Albertine Mona Albertine	Director	March 31, 2025
/s/ John Breda John Breda	Director	March 31, 2025
/s/ Michael Clarke Michael Clarke	Director	March 31, 2025
/s/ Jennifer Delaye Jennifer Delaye	Director	March 31, 2025
/s/ David Doane David Doane	Director	March 31, 2025
/s/ Anson Flake Anson Flake	Director	March 31, 2025
/s/ Lloyd Harrison Lloyd Harrison	Director	March 31, 2025
/s/ William Jones William Jones	Director	March 31, 2025
/s/ David Koppenhaver David Koppenhaver	Director	March 31, 2025
/s/ Kenneth Lehman Kenneth Lehman	Director	March 31, 2025

Signature	Title	Date
/s/ Joseph C. Michetti, Jr. Joseph C. Michetti, Jr.	Chairman and Director	March 31, 2025
/s/ George Parmer George Parmer	Director	March 31, 2025
/s/ Debra Pierson Debra Pierson	Director	March 31, 2025
/s/ Diane Poillon Diane Poillon	Director	March 31, 2025
/s/ William Pommerening William Pommerening	Director	March 31, 2025
/s/ George Snead George Snead	Director	March 31, 2025
/s/ Kristen Snyder Kristen Snyder	Director	March 31, 2025
/s/ James Tamburro James Tamburro	Director	March 31, 2025
/s/ Steven Tressler Steven Tressler	Director	March 31, 2025
/s/ Robert Wheatley Robert Wheatley	Director	March 31, 2025

Annex E
1250 CAMP HILL BYPASS, SUITE 202, CAMP HILL, PA 17011
(855) 569-2265 | LINKBANK.COM
April 17, 2025
Dear Shareholder:
The Annual Meeting of Shareholders of LINKBANCORP, Inc. will be held exclusively as a virtual meeting on May 22, 2025, at 9:00 a.m., local time.
The enclosed Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted. We have also enclosed for your review our Annual Report on Form 10-K which includes our audited financial statements for the year ended December 31, 2024.
The business to be conducted at the Annual Meeting consists of (i) the election of eleven (11) directors, (ii) the ratification of the appointment of S.R. Snodgrass, P.C. as our independent registered public accounting firm for the year ending December 31, 2025 and (iii) the approval of the LINKBANCORP, Inc. 2025 Equity Incentive Plan. The Board of Directors has determined that the matters to be considered at the Annual Meeting are in the best interest of LINKBANCORP, Inc. and its shareholders, and the Board of Directors unanimously recommends a vote “FOR” each of the eleven director nominees and “FOR” each other proposal to be considered.
It is important that your shares be represented at the Annual Meeting. Please take a moment now to cast your vote via the Internet or telephone as described on the enclosed proxy card, or alternatively, complete, sign, date and return the proxy card in the postage-paid envelope provided so that your shares will be represented at the Annual Meeting. You may revoke your proxy at any time prior to its exercise.
The Annual Meeting will be hosted in a virtual format only online via live webcast. We have designed the virtual meeting to offer the same participation opportunities as an in-person meeting. You will be able to attend and participate in the Annual Meeting online, vote your shares electronically and submit your questions prior to and during the meeting. At the time of the meeting, visit https://web.lumiconnect.com/230437202. Once there, you should enter the control number in the field labeled “control number”. This can be found on your proxy card, voting instruction form or notice that you received previously. Enter the password: linkbancorp2025 (the password is case sensitive) in the field labeled “Password” and click the “login” button on the screen.
On behalf of the Board of Directors, we urge you to vote your proxy as soon as possible which will ensure that your vote is counted. Your vote is important, regardless of the number of shares that you own.
Sincerely,

Joseph C. Michetti, Jr. Chairman	Andrew Samuel Chief Executive Officer

LINKBANCORP, Inc.
1250 Camp Hill Bypass, Suite 202
Camp Hill, PA 17011
(855) 569-2265
NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS
To Be Held On May 22, 2025
Notice is hereby given that the Annual Meeting of Shareholders of LINKBANCORP, Inc. will be held exclusively as a virtual meeting on May 22, 2025, at 9:00 a.m., local time.
A Proxy Statement for the Annual Meeting is enclosed. The Annual Meeting is for the purpose of considering and acting upon:
(1)
the election of eleven (11) directors to serve for terms expiring at the 2026 Annual Meeting of Shareholders and until their successors are elected and qualified;

(2)
the ratification of the appointment of S.R. Snodgrass, P.C. as the Company’s independent registered public accounting firm for the year ending December 31, 2025;

(3)
the approval of the LINKBANCORP, Inc. 2025 Equity Incentive Plan; and

such other matters as may properly come before the Annual Meeting, or any adjournments thereof. The Board of Directors is not aware of any other business to come before the Annual Meeting.
Any action may be taken on the foregoing proposals at the Annual Meeting on the date specified above, or on the date or dates to which the Annual Meeting may be adjourned. Shareholders of record at the close of business on April 4, 2025 are the shareholders entitled to vote at the Annual Meeting, and any adjournments thereof.
The Annual Meeting will be hosted in a virtual format only online via live webcast. We have designed the virtual meeting to offer the same participation opportunities as an in-person meeting. You will be able to attend and participate in the Annual Meeting online, vote your shares electronically and submit your questions prior to and during the meeting. At the time of the meeting, visit https://web.lumiconnect.com/230437202. Once there, you should enter the control number in the field labeled “control number”. This can be found on your proxy card, voting instruction form or notice that you received previously. Enter the password: linkbancorp2025 (the password is case sensitive) in the field labeled “Password” and click the “login” button on the screen.
EACH SHAREHOLDER IS REQUESTED TO VOTE THEIR PROXY WITHOUT DELAY. ANY PROXY GIVEN BY THE SHAREHOLDER MAY BE REVOKED AT ANY TIME BEFORE IT IS VOTED. A PROXY MAY BE REVOKED BY FILING WITH THE CORPORATE SECRETARY OF LINKBANCORP, INC. A WRITTEN REVOCATION OR VOTING BY PROXY BEARING A LATER DATE, BY INTERNET, BY TELEPHONE OR BY MAIL. ANY SHAREHOLDER PRESENT AT THE ANNUAL MEETING VIA THE INTERNET MAY REVOKE HIS OR HER PROXY AND VOTE PERSONALLY ON EACH MATTER BROUGHT BEFORE THE ANNUAL MEETING.
By Order of the Board of Directors
Melanie L. Vanderau
Corporate Secretary
Camp Hill, Pennsylvania
April 17, 2025
IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 22, 2025
The Notice, Proxy Statement, Proxy Card and 2024 Annual Report on Form 10-K are available at www.astproxyportal.com/ast/26438.

PROXY STATEMENT
LINKBANCORP, Inc.
1250 Camp Hill Bypass, Suite 202
Camp Hill, PA 17011
(855) 569-2265
ANNUAL MEETING OF SHAREHOLDERS
May 22, 2025
This Proxy Statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of LINKBANCORP, Inc. (“LINK” or the “Company”) to be used at the Annual Meeting of Shareholders, which will be held exclusively as a virtual meeting on May 22, 2025, at 9:00 a.m., local time, and all adjournments of the Annual Meeting. The accompanying Notice of Annual Meeting of Shareholders and this Proxy Statement are first being mailed to shareholders on or about April 17, 2025.
The Annual Meeting will be held in a virtual meeting format only. Shareholders will be able to listen, vote and submit questions via the internet by visiting https://web.lumiconnect.com/230437202. Please have your control number, which can be found below your account number on your proxy card, notice or voting instruction form, as well as the meeting password, to access the Annual Meeting virtually, vote at the meeting or to submit a question to management at the Annual Meeting. See “Voting Securities and Principal Holders — Attending the Annual Meeting” for more information, including technical support information for the virtual Annual Meeting.
REVOCATION OF PROXIES
Shareholders who execute proxies in the form solicited hereby retain the right to revoke them in the manner described below. Unless so revoked, the shares represented by such proxies will be voted at the Annual Meeting and all adjournments thereof. Proxies solicited on behalf of the Board of Directors of LINK will be voted in accordance with the directions given thereon. Where no instructions are indicated, validly executed proxies will be voted “FOR” the election of the eleven director nominees named in this Proxy Statement, “FOR” the ratification of the appointment of S.R. Snodgrass, P.C. as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and “FOR” the LINKBANCORP, Inc. 2025 Equity Incentive Plan.
Proxies may be revoked by sending written notice of revocation to the Corporate Secretary of LINK at 1250 Camp Hill Bypass, Suite 202, Camp Hill, PA 17011, delivering a later-dated proxy by internet, by telephone, by mail or by attending the virtual Annual Meeting and voting by ballot. The presence at the virtual Annual Meeting of any shareholder who had returned a proxy shall not revoke such proxy unless the shareholder delivers his or her ballot at the virtual Annual Meeting or delivers a written revocation to the Corporate Secretary of LINK prior to the voting of such proxy.

VOTING SECURITIES AND PRINCIPAL HOLDERS
Holders of record of LINK common stock, par value $0.01 per share, as of the close of business on April 4, 2025 are entitled to one vote for each share then held. As of April 4, 2025, there were 37,377,342 shares of common stock issued and outstanding.
Stock Ownership of Certain Beneficial Owners and Management
The following table sets forth, as of April 4, 2025, the shares of common stock beneficially owned by the Company’s directors and named executive officers, individually and by all directors, named executive officers and other executive officers as a group, and by each person who was known to the Company as the beneficial owner of more than 5% of the outstanding shares of common stock. The mailing address for each of the Company’s directors and executive officers is 1250 Camp Hill Bypass, Suite 202, Camp Hill, PA 17011.
Name of Beneficial Owner	Number of Shares Owned	Options and Warrants Exercisable within 60 Days	Total Beneficial Ownership of Common Stock(1)	Percentage of Shares Outstanding(2)
AllianceBernstein L.P. 501 Commerce Street Nashville, Tennessee 37203	1,965,305(3)	—	1,965,305(3)	5.26%
Financial Opportunity Fund LLC
Financial Hybrid Opportunity Fund LLC
Financial Hybrid Opportunity SPVI LLC
FJ Capital Management LLC Martin Friedman 7901 Jones Branch Drive, Suite 210 McLean, Virginia 22102	3,539,938(4)	—	3,539,938(4)	9.47%
Andrew Samuel	31,558(5)	955,040(6)	986,598	2.64%
Brent Smith	74,220(7)	280,000(8)	354,220	*
Carl Lundblad	74,341(9)	90,000(10)	164,341	*
Mona D. Albertine	38,353	—	38,353	*
John W. Breda	34,437	—	34,437	*
Michael W. Clarke	250,224(11)	—	250,224	*
Jennifer Delaye	24,714(12)	5,000(19)	29,714	*
David Doane	3,125		3,125	*
Anson Flake	104,027(13)	5,000(19)	109,027	*
Lloyd B. Harrison, III	211,044(14)	—	211,044	*
Kenneth R. Lehman	8,725,254	—	8,725,254	23.34%
George Parmer	1,866,703(15)	5,000(19)	1,871,703	5.01%
Debra Pierson	52,876(16)	5,000(19)	57,876	*
Diane Poillon	9,951(17)	5,000(19)	14,951	*
William E. Pommerening	65,058(18)	5,000(19)	70,058	*
William L. Jones, III	14,377(20)	—	14,377	*
David H. Koppenhaver	402,882(21)	—	402,882	1.08%
Joseph C. Michetti, Jr.	112,481(22)	—	112,481	*
George P. Snead	29,785	—	29,785	*
Kristen Snyder	58,024(23)	—	58,024	*
James A. Tamburro	27,405(24)	—	27,405	*

Name of Beneficial Owner	Number of Shares Owned	Options and Warrants Exercisable within 60 Days	Total Beneficial Ownership of Common Stock(1)	Percentage of Shares Outstanding(2)
Steven I. Tressler	271,294(25)	—	271,294	*
Robert C. Wheatley	19,930	—	19,930	*
All directors, named executive officers and other executive officers as a group (26 persons)	12,574,494(26)	1,430,744(27)	14,005,238	37.47%

*
Less than 1%

(1)
A person is deemed to be the beneficial owner for purposes of this table, of any shares of common stock if he or she has shared or sole voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from the date as of which beneficial ownership is being determined. Except as otherwise noted, ownership is direct and the named individuals and group exercise sole voting and investment power over the shares of Company common stock. No shares of common stock are pledged as collateral by a director or a named executive officer.

(2)
Calculated based on 37,377,342 shares outstanding at April 4, 2025, and adding the number of shares of common stock underlying options and warrants that such shareholder is considered to beneficially own.

(3)
This information is based solely upon information contained in a Schedule 13G/A filed with the Securities and Exchange Commission on February 12, 2025 reporting sole voting and dispositive power over 1,965,305 shares by AllianceBernstein L.P.

(4)
This information is based solely upon information contained in a Schedule 13G/A filed with the Securities and Exchange Commission on February 11, 2025 reporting shared voting and dispositive power over 3,008,464 shares by Financial Opportunity Fund LLC, shared voting and dispositive power over 79,381 shares by Financial Opportunity Long/Short Fund LLC, shared voting and dispositive power over 259,851 shares by Financial Hybrid Opportunity Fund LLC, shared voting and dispositive power over 3,539,938 shares by FJ Capital Management LLC and shared voting and dispositive power over 3,539,938 shares by Martin Friedman.

(5)
Includes 610 shares held in a joint account with Mr. Samuel’s spouse, 12,800 shares of unvested restricted stock and 5,666 restricted stock units that will vest within 60 days of April 4, 2025. Also includes 6,060  shares held in Mr. Samuel’s daughter’s IRA account. Mr. Samuel shares the same household as his daughter. Mr. Samuel disclaims beneficial ownership of the shares held by his daughter.

(6)
Includes 907,240 shares which Mr. Samuel is entitled to purchase pursuant to warrants granted to founders of LINK based on their initial investment in LINK, and 40,000 options exercisable within 60 days of April 4, 2025. Also includes 7,800 options exercisable within 60 days of April 4, 2025 owned by Mr. Samuel’s daughter. Mr. Samuel shares the same household as his daughter.

(7)
Includes 35,000 shares held in Mr. Smith’s IRA account, 27,857 shares held in a joint account with Mr. Smith’s spouse, 6,400 shares of unvested restricted stock and 2,666 restricted stock units that will vest within 60 days of April 4, 2025.

(8)
Includes 240,000 shares which Mr. Smith is entitled to purchase pursuant to warrants granted to founders of LINK based on their initial investment in LINK, and 40,000 options exercisable within 60 days of April 4, 2025.

(9)
Includes 12,671 shares held in Mr. Lundblad’s IRA account, 47,341 shares held in a joint account with Mr. Lundblad’s spouse, 8,000 shares of unvested restricted stock and 3,333 restricted stock units that will vest within 60 days of April 4, 2025.

(10)
Includes 60,000 shares which Mr. Lundblad is entitled to purchase pursuant to warrants granted to founders of LINK based on their initial investment in LINK, and 30,000 options exercisable within 60 days of April 4, 2025.

(11)
Includes 187,500 shares held in Mr. Clarke’s IRA account. Includes 666 restricted stock units that will vest within 60 days of April 4, 2025

(12)
Includes 3,600 shares of unvested restricted stock and restricted stock units that will vest within 60 days of April 4, 2025.

(13)
Includes 62,820 shares held in a joint account with Mr. Flake’s spouse, 1,600 shares of unvested restricted stock, and 666 restricted stock units that will vest within 60 days of April 4, 2025.

(14)
Includes 39,511 shares held in Mr. Harrison’s Spouses IRA account and 2,000 restricted stock units that will vest within 60 days of April 4, 2025.

(15)
Includes 40,363 shares held by Mr. Parmer’s spouse, 10,926 shares held in a limited partnership in which Mr. Parmer is the general partner, 563,722 shares held in various related family trusts, 1,061,538 shares held by various companies Mr. Parmer has a related interest in. Mr. Parmer disclaims beneficial ownership of the shares held in family trusts. Also includes 1,600 shares of unvested restricted stock and 666 restricted stock units that will vest within 60 days of April 4, 2025.

(16)
Includes 24,992 shares held in Ms. Pierson’s IRA account, 22,857 shares held individually by her spouse, 1,600 shares of unvested restricted stock, and 666 restricted stock units that will vest within 60 days of April 4, 2025.

(17)
Includes 1,600 shares of unvested restricted stock, and 666 restricted stock units that will vest within 60 days of April 4, 2025.

(18)
Includes 55,000 shares held in Mr. Pommerening’s SEP IRA account, 1,600 shares of unvested restricted stock, and 666 restricted stock units that will vest within 60 days of April 4, 2025.

(19)
All are options exercisable within 60 days of April 4, 2025.

(20)
Includes 3,071 shares held in a joint account with Mr. Jones’ spouse, 3,600 shares of unvested restricted stock and restricted stock units that will vest within 60 days of April 4, 2025.

(21)
Includes 2,323 shares held individually by Mr. Koppenhaver’s spouse, and 3,600 shares of unvested restricted stock and restricted stock units that will vest within 60 days of April 4, 2025.

(22)
Includes 32,358 shares held in a joint account with Mr. Michetti’s spouse, 591 shares held individually by his spouse. Also includes 59,269 shares in Mr. Michetti’s IRA, 1,600 shares of unvested restricted stock, and 666 restricted stock units that will vest within 60 days of April 4, 2025.

(23)
Includes 54,796 shares held in a joint account with Ms. Snyder’s spouse, 1,600 shares of unvested restricted stock, and 666 restricted stock units that will vest within 60 days of April 4, 2025.

(24)
Includes 650 shares held in Mr. Tamburro’s spouse’s IRA account, 723 shares held in trust and custodial accounts for his children, and 2,000 restricted stock units that will vest within 60 days of April 4, 2025.

(25)
Includes 3,600 shares of unvested restricted stock and restricted stock units that will vest within 60 days of April 4, 2025.

(26)
Includes 56,446 shares which other executive officers own, including 12,800 shares of unvested restricted stock, and 6,666 restricted stock units that will vest within 60 days of April 4, 2025.

(27)
Includes 38,704 shares which other executive officers are entitled to purchase pursuant to warrants granted to founders of LINK based on their initial investment in LINK, and 37,000 options.

Warrants
In recognition of the financial risk and efforts undertook in organizing LINK, certain founding investors were granted warrants to purchase four shares of common stock at a purchase price of $10 per share for every one share the individual purchased during LINK’s initial offering in 2018-2019. In the aggregate, warrants to purchase 1,537,484 shares of common stock were granted to these individuals, which are exercisable for ten years from the date of grant.
Quorum and Vote Required
The presence in person or by proxy of at least majority of the total number of shares of LINK common stock entitled to vote is necessary to constitute a quorum at the Annual Meeting. Abstentions and broker non-votes will be counted for purposes of determining that a quorum is present.
Directors are elected by a majority of the votes cast, without regard to broker non-votes or proxies marked “ABSTAIN.” The ratification of the appointment of S.R. Snodgrass, P.C. as independent registered public accounting firm is determined by a majority of the votes cast, without regard to broker non-votes or proxies marked “ABSTAIN.” The approval of the 2025 Equity Incentive Plan is determined by a majority of the votes cast, without regard to broker non-votes or proxies marked “ABSTAIN.”
In the event there are not sufficient votes for a quorum, or to approve or ratify any matter being presented at the time of this Annual Meeting, the Annual Meeting may be adjourned in order to permit the further solicitation of proxies.
Attending the Annual Meeting
If you are a record holder or beneficial holder of our common stock, you will be able to attend the Annual Meeting online, ask questions and vote during the meeting. At the time of the meeting, visit https://web.lumiconnect.com/230437202. Once there, you should enter the control number in the field labeled “control number”. This can be found on your proxy card, voting instruction form or notice that you received previously. Enter the password: linkbancorp2025 (the password is case sensitive) in the field labeled “Password” and click the “login” button on the screen.
LINK encourages its shareholders to visit the meeting website above in advance of the Annual Meeting to familiarize themselves with the online access process. Shareholders should verify their internet connection prior to the Annual Meeting. If you have difficulty accessing the virtual Annual Meeting during check-in or during the meeting, please contact technical support as indicated on the Annual Meeting sign-in page. Shareholders will have substantially the same opportunities to participate in the virtual Annual Meeting as they would have at a physical, in-person meeting. Shareholders as of the record date will be able to attend, vote and submit questions during a portion of the meeting via the online platform.

PROPOSAL I — ELECTION OF DIRECTORS
The Company’s Board of Directors is comprised of twenty-one members. The Company’s Bylaws provide that directors are each elected annually. At its meeting on February 27, 2025, the Board of Directors of the Company unanimously resolved to reduce the size of the Board to eleven members, effective at the Company’s 2025 annual meeting of shareholders. Accordingly, the Company’s Nominating and Corporate Governance Committee nominated the following eleven directors to stand for reelection by the Company’s shareholders, to serve as directors for one-year terms and until their respective successors shall have been elected and shall qualify: Anson Flake, Joseph C. Michetti, Jr., George Parmer, Debra Pierson, Diane Poillon, William E. Pommerening, Andrew Samuel, Kristen Snyder, Michael W. Clarke, Kenneth R. Lehman and Robert C. Wheatley. All nominees are currently directors of LINK and, except for William Pommerening, LINKBANK (“LINKBANK” or the “Bank”). They are designated in the disclosures below as “Directors and Nominees.”
The Board of Directors recommends a vote “FOR” the election of the nominees.
The table below sets forth certain information regarding the directors, nominees and executive officers who are not directors, including the terms of office of board members. It is intended that the proxies solicited on behalf of the Board of Directors (other than proxies in which the vote is against or abstain as to any nominee) will be voted at the Annual Meeting for the election of the proposed nominees. If a nominee is unable to serve, the shares represented by all such proxies will be voted for the election of such substitute as the Board of Directors may determine. At this time, the Board of Directors knows of no reason why any of the nominees might be unable to serve, if elected.
Name	Position(s) Held With LINK	Age(1)	Director Since	Term Expires
	DIRECTORS AND NOMINEES
Andrew Samuel	Chief Executive Officer, Director and Nominee	63	2018	2025
Michael W. Clarke	Director and Nominee	64	2023	2025
Anson Flake	Director and Nominee	59	2019	2025
Kenneth R. Lehman	Director and Nominee	66	2023	2025
George Parmer	Director and Nominee	85	2018	2025
Debra Pierson	Director and Nominee	57	2018	2025
Diane Poillon	Director and Nominee	55	2019	2025
William E. Pommerening	Director and Nominee	66	2018	2025
Joseph C. Michetti, Jr.	Chairman of the Board and Nominee	70	2021	2025
Kristen Snyder	Director and Nominee	40	2021	2025
Robert C. Wheatley	Director and Nominee	69	2023	2025
Mona D. Albertine	Director	76	2023	2025
John W. Breda	Director	64	2023	2025
Jennifer Delaye	Director	59	2018	2025
David Doane	Director	70	2023	2025
Lloyd B. Harrison, III	Director	68	2023	2025
William L. Jones, III	Director	70	2021	2025
David H. Koppenhaver	Director	76	2021	2025
George P. Snead	Director	56	2023	2025
James A. Tamburro	Director	59	2023	2025
Steven I. Tressler	Director	70	2021	2025

Name	Position(s) Held With LINK	Age(1)	Director Since	Term Expires
EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS
Carl Lundblad	President	54	N/A	N/A
Brent Smith	Executive Vice President, President of LINKBANK	42	N/A	N/A
Tiffanie Horton	Chief Credit Officer	44	N/A	N/A
Kristofer Paul	Chief Financial Officer	44	N/A	N/A
Deirdre Bonora	Chief Operations and Technology Officer	52	N/A	N/A
Catherine Eisel	Chief Risk Officer	32	N/A	N/A

(1)
As of April 4, 2025.

Biographies
The biographies of each of Director Nominee, Director and executive officer are set forth below. With respect to the nominees, the biographies also contain information regarding the person’s business experience and the experiences, qualifications, attributes or skills that caused the Nominating and Corporate Governance Committee to determine that the person should serve as a director. LINK believes that each of these individuals have reputations for integrity, honesty, and adherence to high ethical standards. Each has demonstrated business insight and an ability to exercise sound judgement as well as a commitment to service. Mr. Parmer is a director of Amesite Inc. (NASDAQ: AMST). Otherwise, none of the LINK directors are directors of any other publicly-traded company. Each director of LINK, except for William Pommerening, is also a director of LINKBANK, and if elected, each nominee will be appointed as a director of LINKBANK except for William Pommerening.
Director and Nominees
Andrew Samuel, Chief Executive Officer:   Mr. Samuel has served as LINK’s and LINKBANK’s Chief Executive Officer and Director since their inception in 2018. Prior to the merger with GNB Financial Services, Inc. (“GNB”), Mr. Samuel served as Chairman of LINK. Prior to his service with LINK, Mr. Samuel served as President and Chief Executive Officer of Sunshine Bancorp, Inc. (NASDAQ: SBPC) and Sunshine Bank since October 2014 through its acquisition in January 2018. He served as a Director and President of Susquehanna Bancshares, Inc. (NASDAQ: SUSQ) and President and Chief Executive Officer and Chairman of the board of Susquehanna Bank, from February 2012 to October 2014. Prior to joining Susquehanna and, beginning in 2005, Mr. Samuel served as Chairman, Chief Executive Officer and President of Tower Bancorp, Inc. (NASDAQ: TOBC) and Graystone Bank, a de novo bank he co-founded in 2005 that grew to approximately $2.7 billion in assets at the time of the sale to Susquehanna Bancshares, Inc. Mr. Samuel has served in various executive and other positions at other financial institutions dating back to 1984, including Waypoint Financial Corp., Sovereign Bank, Fulton Bank, and Commonwealth National Banks/Mellon. Mr. Samuel’s leadership experience and vast knowledge of the banking industry led to his nomination to the board.
Michael W. Clarke, Director:   Mr. Clarke has been a director of LINK since the consummation of the mergers with Partners Bancorp (“Partners”), and its wholly owned subsidiaries, The Bank of Delmarva and Virginia Partners Bank on November 30, 2023, and prior to that served as a director of Partners and Virgina Partners Bank since February 2021 and January 2021, respectively. Mr. Clarke brings over 39 years of experience in all aspects of commercial banking, corporate finance and capital management formation. Mr. Clarke is a senior portfolio advisor at FJ Capital Management assisting in the evaluation and management of investments in the U.S. financial services industry. Mr. Clarke represents FJ Capital and his own interests in service as a director of the Georgia Banking Company based in Atlanta, Georgia since February 2021. Mr. Clarke also serves as a manager of the Graystone Investment Fund, an entity focused on the development and operation of multi-family real estate located in proximity to “Power 5 Conference” Universities in the South East. Mr. Clarke served as a director of Atlantic Union Bankshares Corporation (Risk Management

Committee) and Access National Corporation, including their banking subsidiaries, each of which was registered under Section 12 of the Exchange Act. Previously, Mr. Clarke served as President, Chief Executive Officer and a director of Access National Corporation from its formation in 2002 until being acquired by Atlantic Union Bankshares Corporation in February 2019. Prior to being the principal organizer of Access National Bank, Mr. Clarke had a long career in banking. Mr. Clarke graduated from Virginia Tech with a B.S. degree in finance and marketing. Mr. Clarke is actively involved in the community, including: Virginia Tech Foundation (Audit Chair); Virginia Bankers Association; Business Finance Group (an SBA Certified Development Company); and the Greater Reston Chamber of Commerce. Mr. Clarke’s qualifications to serve on the Company’s board include his extensive executive and directorial experience in community banks, his administrative and leadership qualities, and his knowledge of and contacts in the communities in which the Company operates, particularly the Greater Washington and Northern Virginia markets.
George Parmer, Director:   Mr. Parmer is the Founder, President and Chief Executive Officer of Fine Line Homes, a family-owned company that started building homes in 1972. Mr. Parmer is also the President and Chief Executive Officer of Residential Warranty Company, a leading provider of insured new home warranties to the building industry. He previously served as an independent director of Sunshine Bank and Sunshine Bancorp, Inc. (NASDAQ: SBPC) from 2014 until its sale in 2018. In addition to his business ventures, Mr. Parmer was a licensed public accountant, a member of the National Association of Accountants and is a member of the National Association of Home Builders. Mr. Parmer is a director of Amesite Inc (NASDAQ: AMST), a software company, partnering with educational institutions and businesses to improve learning with AI-driven technology. Mr. Parmer provides the board of directors with an in-depth knowledge of real estate and finance which led to his nomination to the board.
William Pommerening, Director:   Mr. Pommerening is the chief executive officer and managing director of RP Financial, LC. He has provided consulting, valuation, merger and acquisition advisory and planning services to the financial services industry since 1983. He has previously served as a director of Sunshine Bancorp, Inc. (NASDAQ: SBPC) and Sunshine Bank from 2014 until 2018 and of Tower Bancorp, Inc. (NASDAQ: TOBC) from 2009 until its acquisition by Susquehanna Bancshares, Inc. in 2012. Mr. Pommerening’s vast experience with the financial services industry led to his nomination to the board.
Debra Pierson, Director:   Ms. Pierson is the President and Chief Executive Officer of Pierson Computing Connection, which she founded in 1993, specializing in providing technology solutions to state, local and education customers throughout the East Coast. She is a certified Project Management Professional (PMP). Ms. Pierson serves on the national board of directors of the Alzheimer’s Association. Ms. Pierson’s expertise in technology and business led to her nomination to the board.
Anson Flake, Director:   Mr. Flake is the founder and CEO of TEAM Aurelius, a venture focused on health and human performance. He previously co-founded a sports medicine and healthcare manufacturing company, HydroWorx International, Inc. in 1993, serving as Chief Executive Officer from 1997 through 2016, when HydroWorx was acquired by a private equity firm. Mr. Flake received his Juris Doctor (J.D.) from Washburn University School of Law. He teaches entrepreneurship at Trinity High School (Camp Hill, Pa.) and is a founding board member of Harrisburg University’s Center of Innovation and Entrepreneurship. Mr. Flake’s entrepreneurial expertise, legal background and commitment to the local communities led to his selection to the board.
Diane Poillon, Director:   Ms. Poillon is President and Chief Executive Officer of Willow Valley Associates. She has 30 years of experience in the hospitality and real estate business at Willow Valley in roles including Chief Operating Officer, Executive Vice President of Focus Service Hotels, Director of Learning and Development, Director of Safety and Manager of Family Restaurant. Ms. Poillon is an active community leader in Central Pennsylvania, including positions on the boards of the Lancaster General Health Foundation, Lancaster Chamber of Commerce & Industry and Water Street Mission. Ms. Poillon’s real estate and business expertise and community leadership led to her nomination as a director.
Kenneth R. Lehman, Director:   Mr. Lehman has been a director of LINK since the consummation of the merger with Partners in November 2023 and prior to that served as a director of Partners and The Bank of Delmarva since 2014 and served as a director of Virginia Partners Bank since 2016. He is a private investor and former banking and securities attorney. Since 2016, Mr. Lehman has served as a director of several banks and bank holding companies, including three companies registered under Section 12 of the Exchange Act:

Four Oaks Fincorp where he served as a director from 2014 through November 2017, First Capital Bancorp, Inc., where he served as a director from 2012 through January 2016, and Village Bank and Trust Financial Corp., where he served as a director from June 2016 to May 2018. In addition to his service as a director of the Company and LINKBANK, Mr. Lehman currently serves as a director of Marine Bancorp of Florida and its wholly-owned subsidiary Marine Bank and Trust Company, Vero Beach, Florida, BankFLORIDA Bancorp and BankFLORIDA, Dade City, Florida, and Locality Bank, Ft. Lauderdale, Florida. Mr. Lehman’s extensive experience as a director of financial institutions and as an advisor to financial institutions led to his selection to the board.
Joseph C. Michetti, Jr., Director:   Mr. Michetti has been the Chairman of the Board of Directors of LINK since the consummation of the merger with GNB in September 2021 and prior to that, was a director of GNB and Gratz Bank since 2007 and served as Chairman of the GNB Board of Directors. He has been a licensed attorney since 1979 and is currently a partner in the law firm of Diehl, Dluge, Michetti & Michetti. Mr. Michetti’s legal and business experience led to his selection to the board.
Kristen Snyder, Director:   Ms. Snyder has been a director of LINK since the consummation of the merger with GNB in September 2021 and prior to that, was a director of GNB and Gratz Bank since 2018. Ms. Snyder is a principal of Koppy’s Propane, Inc., overseeing Operations, Finance, Safety and Human Resources. Prior to that, she served as Senior Analyst for JPMorgan Chase & Co. from 2007 to 2010. Ms. Snyder is the daughter of Director David H. Koppenhaver. Ms. Snyder’s business and finance experience led to her selection to the board.
Robert C. Wheatley, Director:   Mr. Wheatley has been a director of LINK since the consummation of the merger with Partners in November 2023 and prior to that served as a director of Partners and The Bank of Delmarva since 1998. Mr. Wheatley has been the managing member and owner of The Whayland Group LLC, a real estate project management and consulting firm since 2009, and was President and owner of The Whayland Company, Inc., a commercial construction company from 1993 to 2013. He serves on the Sussex County Planning and Zoning Commission, the Delaware Association of Professional Engineers, the Laurel Development Corp., Delaware Economic and Environmental Development Commission and other public and private economic development initiatives. A graduate of Salisbury University, he is also an associate real estate broker with Keller Williams Realty, Inc. since 2016. Mr. Wheatley’s service on the Board is supported by his extensive knowledge of commercial real estate and real estate development matters in Delmarva, along with his knowledge of and contacts in the Delmarva communities.
Directors Not Standing For Reelection
Mona D. Albertine, Director:   Ms. Albertine has been a director of LINK since the consummation of the merger with Partners in November 2023 and prior to that served as a director of Partners since November 2019 and as a director of Virginia Partners Bank since it was established in 2007. Ms. Albertine is co-founder, President and owner of Jabberwocky Books, a retail establishment which has been part of the Fredericksburg, Virginia business community since 1985. She is also a managing partner of Albertine Properties, which owns and manages commercial real estate in downtown Fredericksburg. She served eight years on the Board of Visitors of the University of Mary Washington, two years as Vice Rector and two years as Rector. Ms. Albertine served on the board of Virginia Heartland Bank prior to its merger with Second National Bank of Culpeper. For more than 34 years she has served on numerous charitable boards in the Fredericksburg area, most recently, the Community Foundation of the Rappahannock River Region and The Women and Girls Fund, where she served as President, and as a director of the Fredericksburg Regional Chamber of Commerce. She currently serves as a Member Emeritus on the board of the University of Mary Washington Foundation. Ms. Albertine received a B.A. in International Relations from the University of Mary Washington in 1971.
John W. Breda, Director:   Mr. Breda has been a director of LINK since the consummation of the merger with Partners in November 2023 and prior to that served as a director of Partners since 2018. Mr. Breda served as President and Chief Executive Officer of Partners from December 2022 until completion of the merger and from July 2017 through November 2019. During the period from November 2019 through December 2022, he served as President and Chief Operating Officer of Partners. He was President and Chief Executive Officer of The Bank of Delmarva from July 2017 until the completion of the merger. He joined Partners and The Bank of Delmarva as Executive Vice President and Chief Credit Officer in August 2012.

Prior to joining Partners, he served as Vice President of the Commercial Banking Team Leader/Group Manager, at M&T Bank from May 2011, and of Wilmington Trust Company from 1995 until that company was acquired by M&T Bank. Mr. Breda has over 35 years of banking experience. Mr. Breda graduated from Widener University with a B.S. in Business Administration. He is also a graduate of the Stonier Graduate School of Banking. Over the years he has been a member of the Wicomico Rotary Club, Greater Salisbury Committee, Salisbury-Wicomico Economic Development, Ocean City Development Corporation and Habitat for Humanity of Wicomico County.
David C. Doane, Director:   Mr. Doane has been a director of LINK since the consummation of the merger with Partners in November 2023 and prior to that served as a director of Partners beginning in 2023 and The Bank of Delmarva since 2017. Mr. Doane brings over 40 years of experience in audit, financial reporting and tax, as well as significant knowledge of community banking. Since 1986, Mr. Doane has been a certified public accountant at Jefferson, Urian, Doane & Sterner, P.A. From 1995 to 2003, Mr. Doane served on the board of directors of the Baltimore Trust Company. From 2003 to 2007, Mr. Doane served on the board of directors of the Mercantile Peninsula Bank. Mr. Doane also served on the Sussex County Advisory Board for WSFS Financial Corporation from 2007 to 2010.
Jennifer Delaye, Director:   Ms. Delaye is the Founder and Chief Executive Officer of The JDK Group, a full-service event production firm that began operations in 1987. Ms. Delaye is also the Chief Operating Officer of Integrated Agriculture Systems (INTAG) where she has spearheaded the use of new-age agriculture systems in the event planning industry. Ms. Delaye is a member of the Leading Caterers of America organization and has started a number of restaurant businesses. In 2014 she was named Entrepreneur of the Year by the Harrisburg Chamber and has previously been named one of Pennsylvania’s “50 Best Women in Business.”
Lloyd B. Harrison, III, Director:   Mr. Harrison has been a director of LINK since the consummation of the merger with Partners in November 2023 and prior to that served as a director of Partners since November 2019 and as a director of Virginia Partners Bank since it was established in 2007. Mr. Harrison served as Chief Executive Officer of Partners from November 2019 until December 2022. From December 2022 until the completion of the merger, he served as Senior Executive Vice President of Partners. Mr. Harrison served as President, Treasurer, Secretary and Chief Operating Officer of Virginia Partners Bank from its inception in 2007 to July 2014, at which time he became President and Chief Executive Officer of Virginia Partners Bank. In December 2020, Mr. Harrison ceased serving as President of Virginia Partners Bank but continued to serve as Chief Executive Officer of Virginia Partners Bank until the completion of the merger. Prior to his service with Virginia Partners Bank, Mr. Harrison served as President and Chief Executive Officer of Mercantile Southern Maryland Bank and its predecessor, Calvert Bank and Trust, from 2001 to 2007. He has over 38 years of banking experience. Over the years, he has served on the boards of many civic and charitable organizations.
William L. Jones, III, Director:   Mr. Jones has been a director of LINK since the consummation of the merger with GNB in September 2021 and prior to that, was a director of GNB and Gratz Bank since 2017. A certified public accountant since 1980, Mr. Jones is the President and owner of Jones & Co., Certified Public Accountants.
David H. Koppenhaver, Director: Mr. Koppenhaver has been a director of LINK since the consummation of the merger with GNB in September 2021. He was previously a director of GNB and Gratz Bank. He is currently the President of Koppy’s Propane, Inc. which is a retailer of propane gas and related supplies. Mr. Koppenhaver is the father of Director Kristen Snyder.
George P. Snead, Director:   Mr. Snead has been a director of LINK since the consummation of the merger with Partners in November 2023 and prior to that served as a director of Partners since November 2019 and as a director of Virginia Partners since it was established in 2007. Mr. Snead is a partner in Parrish Snead Franklin Simpson, PLC, a general practice law firm located in Fredericksburg, Virginia. Mr. Snead’s practice centers on estate planning and commercial transactions, specifically including commercial real estate purchases/sales, commercial leases, business organizations, and lending transactions. Mr. Snead graduated from Davidson College with a B.A. in Economics, and he received his law degree from the College of William and Mary. He has served as a member of the Board of Directors of Germanna Community College Educational Foundation, the Central Virginia Housing Coalition, the Massad Branch of the YMCA, the

Fredericksburg Regional Chamber of Commerce, the Board of Directors of the Central Rappahannock Heritage Center and the Board of Trustees of the Community Foundation of the Rappahannock River Region.
James A. Tamburro, Director:   Mr. Tamburro has been a director of LINK since the consummation of the merger with Partners in November 2023 and prior to that served as a director of Partners and The Bank of Delmarva since 2018. He previously served as a director of Liberty Bell Bank, a bank that was previously acquired by Partners. He has been an attorney in private practice with Tamburro Law Office, in Marlton, New Jersey, since 1999, and since 2014 he has been co-owner and manager of Global Contact Publishing Co.; and since 2016 a commercial/residential real estate broker with Berkshire Hathaway Real Estate, Marlton, New Jersey. Since 2012 he has served as an Ambassador of Georgetown University’s Alumni Admissions Program. Mr. Tamburro is a graduate of Georgetown University, where he earned a B.A., and Widener University School of Law, where he earned his J.D.
Steven I. Tressler, Director:   Mr. Tressler has been a director of LINK since the consummation of the merger with GNB in September 2021 and prior to that, was a director of GNB and Gratz Bank since 2011. He is the former Chief Executive Officer of The Herndon National Bank, having served as such from 1990 until his retirement following the acquisition of The Herndon National Bank by GNB in 2011.
Executive Officers Who Are Not Directors
Carl Lundblad, President:   Mr. Lundblad has served as LINK’s President since 2019. He was also the Chief Risk Officer from 2019 until May 2024. Mr. Lundblad has more than 25 years of strategic, legal and operational leadership experience in the financial services industry, including as Executive Vice President and Chief Legal and Administrative Officer of Susquehanna Bancshares, Inc. (NASDAQ: SUSQ) from 2012 to 2015, up to and including the successful acquisition of Susquehanna by BB&T Corporation (now Truist Financial Corporation). Prior thereto, he served as Executive Vice President and General Counsel of Graystone Bank and Tower Bancorp, Inc. (NASDAQ: TOBC) from 2007 to 2012. Previously, he was a partner and manager of the Banking & Securities practice at the law firm of Rhoads & Sinon LLP. From 2016 to 2019, Mr. Lundblad served as Chief Executive Officer of Ten Thousand Villages, a nonprofit fair-trade retail and wholesale organization.
Brent Smith, Executive Vice President and President of LINKBANK:   Mr. Smith served as the President and a Director of LINKBANK as well as Executive Vice President of LINK since their inception in 2018. Prior thereto, Mr. Smith most recently served as Sunshine Bank’s Senior Vice President, Corporate Development since 2014. Prior to joining Sunshine Bank, he was vice president and director of brokerage services at Susquehanna Bank from 2012 to 2014. He joined Susquehanna after the acquisition of Tower Bancorp, Inc. where he had served as Vice President and Director of Investor Relations from 2009 to 2012.
Kristofer Paul, Chief Financial Officer:   Mr. Paul has served as LINK’s Chief Financial Officer since February 2021. Prior thereto, Mr. Paul most recently served as Vice President and Controller of Hersha Hospitality Trust (NYSE: HT) since 2016, where he oversaw the financial reporting and accounting functions. He has significant experience in the financial services industry having served as Senior Vice President and Controller of Orrstown Bank from 2012 to 2016 and as Chief Accounting Officer of Tower Bancorp, Inc. (NASDAQ: TOBC) from 2008 to 2012, joining from KPMG LLP where he supported public and private companies in multiple industries from 2002 to 2008.
Tiffanie Horton, Chief Credit Officer:   Ms. Horton has served as LINK’s Chief Credit Officer since its inception in 2018. Prior thereto, Ms. Horton served as Vice President, Credit Administration at Sunshine Bank since 2015. From 2009 to 2015, Ms. Horton was Vice President, Regional Credit Officer II at Graystone Bank and its successor, Susquehanna Bank. Ms. Horton also worked at Sovereign Bank as a Commercial Portfolio Manager II between 2007 and 2009 and as a Financial Analyst at Waypoint Bank (acquired by Sovereign) between 2003 and 2005.
Deidre Bonora, Chief Operations and Technology Officer:   Ms. Bonora joined LINKBANK as Chief Technology Officer in December 2022 before transitioning into the role of Chief Operations and Technology Officer in May 2023. With technology and software engineering experience within banking and other industries, she brings a wealth of knowledge to the Company. Prior to her role at LINKBANK, she worked as

Chief Information Officer at Orrstown Bank from 2018 to 2022. She earned a Bachelor of Science in Business Administration degree in Business Information Systems from Shippensburg University. Ms. Bonora currently serves on the Harrisburg University IT Board of Advisors and actively supports Women in STEM and girls in STEM programs.
Catherine Eisel, Chief Risk Officer:   Ms. Eisel joined LINK in February 2024 and has served as Chief Risk Officer of LINK since May 2024. She brings risk management expertise and training and development background to the Company. Previously, Ms. Eisel held various roles at the Federal Deposit Insurance Corporation (FDIC), including financial institution examiner, senior bank examination training specialist, and supervisory training administrator. She earned a Bachelor of Arts in Economics and Business from Cornell College (Mount Vernon, IA). Ms. Eisel is a commissioned risk management examiner.
Board Independence
Based on information provided by each director concerning his or her background, employment and affiliations, LINK believes that all of the directors other than Messrs. Samuel, Breda and Harrison are “independent” directors as defined in the Nasdaq Listing Rules. Mr. Samuel, who serves as LINK’s Chief Executive Officer, is an executive officer and therefore is not considered to be independent. Mr. Breda is an officer of LINKBANK and therefore is not considered to be independent. Mr. Harrison is not considered to be independent based on the compensation he has received from LINKBANK. In evaluating the independence of the Company’s independent directors, the Board considered, in addition to the transactions reported under “Transactions with Certain Related Persons” below, the Bank’s purchase of catering services from a company in which Ms. Delaye has a controlling interest; and propane supplies purchased from a company in which Mr. Koppenhaver and Ms. Snyder have a controlling interest.
Board Leadership Structure and Risk Oversight
The Board of Directors is chaired by Joseph C. Michetti, Jr, who is an independent director. Andrew Samuel is Chief Executive Officer. LINK believes that its leadership structure, in which the roles of Chairman and CEO are separate, together with experienced and engaged independent directors and independent key committees, will be effective and is the optimal structure for the Company and its shareholders at this time.
The Board of Directors is actively involved in oversight of risks that could affect the Company. The Board-level Enterprise Risk Management Committee, chaired by Mr. Pommerening, oversees risk reporting to the Board of Directors and plays an important role in the Company’s risk management program. The risk management program is overseen by the Chief Risk Officer, who is responsible for effectuating effective risk management oversight, identification, measurement, monitoring and reporting across the organization. The Chief Risk Officer chairs the management-level Enterprise Risk Committee, which provides integrated oversight of the many risks affecting the organization, including strategic, reputational, financial, credit, market and interest rate, liquidity, operational, compliance, technology and other external risks. The Board-level Enterprise Risk Management Committee receives quarterly reports on all risk categories, including current and emerging risks, as well as the performance of risk management activities throughout the organization. The committee also monitors the activities of management-level committees engaged with various risks, including the Bank’s Asset Liability Committee, Information Security Committee, and Compliance Committee. In turn, the committee provides quarterly reports to the full board of directors.
The Board has adopted Corporate Governance guidelines, which are posted on its Investor Relations website at https://ir.linkbancorp.com under “Governance Documents.
References to the Company’s Website Address
References to the Company’s website address throughout this proxy statement and the accompanying materials are for informational purposes only, or to fulfill specific disclosure requirements of the Securities and Exchange Commission’s rules. These references are not intended to, and do not, incorporate the contents of the website by reference into this proxy statement or the accompanying materials.
Insider Trading Policy
The Company has adopted a Policy on Inside Information & Insider Trading governing the purchase, sale, and/or other dispositions of our securities by our directors, officers and employees as well as by the

Company itself that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the NASDAQ exchange listing standards. A copy of our Insider Trading Policy was filed as Exhibit 19 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2024.
Anti-Hedging Policy
The Company’s Policy on Inside Information & Insider Trading includes an anti-hedging policy, which prohibits directors, officers and other employees from engaging in or effecting any transaction designed to hedge or offset declines in the market value of the Company’s securities. Accordingly, any hedging, derivative or other equivalent transaction that is specifically designed to reduce or limit the extent to which declines in the trading price of Company common stock would affect the value of the shares of Company common stock owned by an officer, director or other employee is prohibited. Cashless exercises of employee stock options are not deemed short sales and are not prohibited.
Code of Ethics
The Company has adopted a Code of Ethics that is applicable to its senior financial officers, including the principal executive officer, principal financial officer, principal accounting officer and all officers performing similar functions. The Company has posted this Code of Ethics on its Investor Relations website at https://ir.linkbancorp.com under “Governance Documents.” Amendments to and waivers from the Code of Ethics will also be disclosed on the Company’s website.
Attendance at Annual Meetings of Shareholders
The Company’s Corporate Governance Guidelines provide that Directors are expected to attend the annual meeting of the Company’s shareholders. Excused absences may be granted by the Chairman of the Board for extenuating circumstances. Other than two directors who were excused, the remaining 19 directors attended the Annual Meeting of Shareholders on May 23, 2024.
Communications with the Board of Directors
Any shareholder who wishes to communicate with the Board of Directors or an individual director may do so by writing to: LINKBANCORP, Inc., 1250 Camp Hill Bypass, Suite 202, Camp Hill, PA 17011, Attention:
Corporate Secretary. The letter should indicate that the sender is a shareholder and if shares are not held of record, should include appropriate evidence of stock ownership. Communications are reviewed by the Corporate Secretary and are then distributed to the Board of Directors or the individual director, as appropriate, depending on the facts and circumstances outlined in the communications received. The Corporate Secretary may attempt to handle an inquiry directly or forward a communication for response by the director or directors to whom it is addressed. The Corporate Secretary has the authority not to forward a communication if it is primarily commercial in nature, relates to an improper or irrelevant topic, or is unduly hostile, threatening, illegal or otherwise inappropriate.
Meetings and Committees of the Board of Directors
The business of LINK is conducted at regular and special meetings of the Board of Directors and its committees. In addition, the “independent” members of the Board of Directors (as defined in the listing rules of the NASDAQ Stock Market) regularly meet in executive sessions. The primary committees of the Board of Directors of LINK are the Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee.
The Board of Directors held thirteen (13) meetings during the year ended December 31, 2024. Other than Director Pierson, no member of the Board of Directors of LINK or any committee thereof attended fewer than 75% of the aggregate of: (i) the total number of meetings of the Board of Directors (held during the period for which he or she has been a director); and (ii) the total number of meetings held by all committees on which he or she served (during the periods that he or she served).

Audit Committee.   The Audit Committee is comprised of Directors Jones (Chairman), Doane, Flake, Snyder and Wheatley, each of whom is “independent” in accordance with applicable Securities and Exchange Commission rules and Nasdaq listing rules. The Audit Committee also serves as the audit committee of the board of directors of LINKBANK. The Board of Directors has determined that Director Jones (Chairman) qualifies as an “audit committee financial expert” as defined under applicable Securities and Exchange Commission rules. In addition, each Audit Committee member has the ability to analyze and evaluate the Company’s financial statements as well as an understanding of the Audit Committee’s functions. The Audit Committee reviews the financial records and affairs of LINK and monitors adherence in accounting and financial reporting to accounting principles generally accepted in the United States of America. The Audit Committee of LINK met eight (8) times during the year ended December 31, 2024.
Nominating and Corporate Governance Committee.   The Nominating and Corporate Governance Committee is comprised of Directors Koppenhaver (Chairman), Parmer, Pierson and Snead, each of whom is independent in accordance with Nasdaq listing rules. The Nominating and Corporate Governance Committee also serves as the nominating committee of the board of directors of LINKBANK. The Nominating and Corporate Governance Committee of LINK met two (2) times during the year ended December 31, 2024. The purpose of the committee is to assist the Board in identifying individuals to become directors, determine the size and composition of the Board and its committees, monitor Board effectiveness and implement corporate governance guidelines.
The Committee identifies nominees for the Board by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company’s business and who are willing to continue in service are first considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of gaining new perspectives. If any member of the Board does not wish to continue in service, or if the Committee decides not to re-nominate a member for re-election, or if the size of the Board is increased, the Committee would solicit suggestions for director candidates from all Board members. If a candidate is deemed eligible for election to the Board of Directors, the Board of Directors will then evaluate the following criteria in selecting nominees:
(1)
contributions to the range of talent, skill and expertise of the Board of Directors;

(2)
financial, regulatory and business experience, knowledge of the banking and financial service industries, familiarity with the operations of public companies and ability to read and understand financial statements, and legal or real estate experience;

(3)
familiarity with the Company’s market area and participation in and ties to local businesses and local civic, charitable and religious organizations;

(4)
personal and professional integrity, honesty and reputation;

(5)
the ability to represent the best interests of the Company’s shareholders and the best interests of the Company;

(6)
the amount of gender and ethnic diversity on the Board; and

(7)
independence, as that term is defined under applicable Securities and Exchange Commission and NASDAQ listing criteria.

The Company’s goal is to have a Board of Directors whose members have diverse professional backgrounds and have demonstrated professional achievement with the highest personal and professional ethics and integrity and whose values are compatible with those of LINK.
The Nominating and Corporate Governance Committee may consider qualified candidates for director suggested by shareholders. Shareholders can suggest qualified candidates for director by writing to the Corporate Secretary at 1250 Camp Hill Bypass, Suite 202, Camp Hill, PA 17011. Shareholders wishing to suggest a candidate for director should write to the Company’s Secretary and must include:
•
A statement that the writer is a shareholder and is proposing a candidate for consideration by the Board of Directors;

•
The name and address of the shareholder as they appear on the Company’s books, and of the beneficial owner, if any, on whose behalf the nomination is made;

•
The class or series and number of shares of the Company’s capital stock that are owned beneficially or of record by such shareholder and such beneficial owner;

•
A description of all arrangements or understandings between such shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such shareholder;

•
A representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the nominee named in the shareholder’s notice;

•
The name, age, personal and business address of the candidate, the principal occupation or employment of the candidate;

•
The candidate’s written consent to serve as a director;

•
A statement of the candidate’s business and educational experience and all other information relating to such person that would indicate such person’s qualification to serve on the Company’s Board of Directors; and

•
Such other information regarding the candidate or the shareholder as would be required to be included in the Company’s proxy statement pursuant to SEC Regulation 14A.

To be timely, the submission of a candidate for director by a shareholder must be received by the Secretary at least 120 days prior to the anniversary date of the proxy statement relating to the preceding year’s annual meeting of shareholders; provided, that if (i) less than 90 days’ prior public disclosure of the date of the meeting is given to shareholders and (ii) the date of the annual meeting is advanced more than 30 days prior to or delayed more than 30 days after the anniversary of the preceding year’s annual meeting, a shareholder’s submission of a candidate will be timely if delivered or mailed to and received by the Company’s Secretary no later than the 10th day following the day on which public disclosure (by press release issued through a nationally recognized news service, a document filed with the SEC, or on a website maintained by the Company) of the date of the annual meeting is first made.
Submissions that are received and that satisfy the above requirements are forwarded to the Nominating and Corporate Governance Committee for further review and consideration, using the same criteria to evaluate the candidate as it uses for evaluating other candidates that it considers. There is a difference between the recommendations of nominees by shareholders pursuant to this policy and a formal nomination (whether by proxy solicitation or in person at a meeting) by a shareholder. Any such nominations must comply with applicable law and provisions of the Bylaws of the Company. See “Shareholder Proposals and Nominations.”
Compensation Committee.   The Compensation Committee is comprised of Directors Parmer (Chairman), Pierson, Tressler, Lehman and Albertine, each of whom is independent in accordance with Nasdaq listing rules. No member of the Compensation Committee is a current or former officer or employee of LINK or LINKBANK. The Compensation Committee also serves as the compensation committee of the board of directors of LINKBANK. The Compensation Committee of LINK met seven (7) times during the year ended December 31, 2024.
The Compensation Committee is responsible for establishing the compensation philosophy, developing compensation guidelines, establishing the compensation of the Chief Executive Officer and the other senior executive officers. No executive officer who is also a director participates with respect to decisions on his or her compensation. The Compensation Committee also administers stock-based incentive and compensation plans.
The Compensation Committee may retain, at its discretion, compensation consultants to assist it in making compensation related decisions. In 2024, the Compensation Committee engaged Meridian Compensation Partners LLC (“Meridian”) to advise the Compensation Committee in evaluating director compensation as well as the structure and size of a new equity-based compensation plan. The Compensation Committee assessed the independence of Meridian pursuant to SEC and Nasdaq requirements and concluded that no conflict of interest exists that would prevent Meridian from serving as an independent consultant to the Compensation Committee.

The Compensation Committee retains responsibility for all compensation determinations as to executive officers. The Compensation Committee may utilize information and benchmarks from an independent compensation consulting firm, and from other sources, to determine how executive compensation levels compare to those companies within the industry. The Compensation Committee may review published data for companies of similar size, location, financial characteristics and stage of development among other factors.
In designing the compensation program for LINK, the Committee takes into consideration methods to avoid encouraging the taking of excessive risk by executive management or by any other employees. The Committee assessed risks posed by the incentive compensation paid to executive management and other employees and determined that LINK’s compensation policies, practices and programs do not pose risks that are reasonably likely to have a material adverse effect on LINK.
Other Committees.   The Company Board also has a standing Enterprise Risk Management Committee, and the Bank Board has a standing Directors Loan Committee.
Audit Committee Report
The following Audit Committee Report is provided in accordance with the rules and regulations of the Securities and Exchange Commission. Pursuant to such rules and regulations, this report shall not be deemed “soliciting material,” filed with the Securities and Exchange Commission, subject to Regulation 14A or 14C of the Securities and Exchange Commission or subject to the liabilities of Section 18 of the Securities and Exchange Act of 1934, as amended.
Management has the primary responsibility for the Company’s internal controls and financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company’s consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”) and issuing an opinion thereon. The Audit Committee’s responsibility is to monitor and oversee these processes. As part of its ongoing activities, the Audit Committee has:
•
Reviewed and discussed with management the Company’s audited consolidated financial statements for the year ended December 31, 2024;

•
Discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the PCAOB and the Securities and Exchange Commission; and

•
Received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm’s communications with the audit committee concerning independence, and have discussed with the independent registered public accounting firm their independence from the Company.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the Securities and Exchange Commission.
The Audit Committee
William L. Jones, III (Chairman)
David Doane
Anson Flake
Kristen Snyder
Robert Wheatley
Executive Officer Compensation
The Company’s executive compensation program is comprised of the following:
•
Competitive base salaries, targeted at the market median, but with flexibility to recognize each executive’s individual role, responsibilities, experience and performance.

•
Short term cash incentives which focus our executives on critical annual goals and objectives aligned with our strategic plan.

•
Long-term equity incentives that align our executives’ interests with our shareholders, reward stock price appreciation and provide a means for retaining top performers.

•
Competitive benefits that are designed to allow us to attract and retain key executives.

Summary Compensation Table.   The following table sets forth information concerning the compensation of Andrew Samuel, the principal executive officer, and the other two most highly compensated executive officers during the fiscal year ended December 31, 2024. Each individual listed in the table below is referred to as a named executive officer.
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Andrew Samuel Chief Executive Officer	2024	750,000	—	105,280	375,000	20,766	1,251,046
	2023	634,616	550,000	112,000	525,000	19,963	1,841,579
Carl Lundblad President	2024	400,000	—	65,800	160,000	54,544	680,344
	2023	312,308	225,000	70,000	240,000	23,861	871,169
Brent Smith Executive Vice President, President of LINKBANK	2024	350,000	—	52,640	140,000	51,859	594,499
	2023	280,769	175,000	56,000	210,000	25,331	747,100

(1)
In accordance with FASB ASC Topic 718, the reported amount is the grant date fair value. The assumptions used in the calculation of the amount shown is included in footnote 15 to the Company’s audited financial statements included in the Company’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission.

(2)
The amounts in this column include the following elements of compensation for 2024:

Name	Year	401(k) Match ($)	Deferred Compensation Plan ($)	Life Insurance ($)	Country Club Dues ($)	Vehicle Related ($)(a)	Total ($)
Andrew Samuel	2024	12,500	—	1,431	4,994	1,841	20,766
Carl Lundblad	2024	12,023	40,000	778	—	1,743	54,544
Brent Smith	2024	10,244	35,000	336	4,994	1,285	51,859

(a)
These amounts are for use of a company vehicle.

Short-Term Cash Incentive Plan.   On January 25, 2024, the Company established the annual performance goals under the LINKBANCORP, Inc. Executive Incentive Plan (the “Incentive Plan”) for the 2024 plan year. Messrs. Samuel, Lundblad and Smith were participants in the Incentive Plan in 2024. The Incentive Plan is based on overall performance against pre-defined performance goals. These goals and the weight applied to each goal are determined by the Compensation Committee at the beginning of each year and may change from year to year. The performance goals may be based on measures such as return on assets, return on equity, earnings per share or net income, credit quality metrics, and additional strategic objectives appropriate for the plan year. Each goal has quantifiable objectives consisting of threshold, target, and maximum levels of achievement. The award opportunities are calculated as a percentage of the participant’s base salary.
The goals are established by the Compensation Committee, with input from the Chief Executive Officer. The Incentive Plan provides that if a performance goal is satisfied as a result of inappropriate risk, that performance factor will be deemed to not have been met for purposes of quantifying payments under the Incentive Plan. The Company’s Board of Directors also has the discretion to reduce incentive payments, on an individual or group basis, by as much as 100% if it is determined that excessive risk has been taken.

For the 2024 plan year, the Compensation Committee established goals for determining annual incentive awards payable to the eligible named executive officers for the following: Net Income, Credit Quality (Non-Performing Assets/Total Assets), Deposit Growth, Strategic Projects and Succession Planning. The Net Income, Credit Quality and Deposit Growth factors are evaluated against quantifiable threshold, target and maximum levels of achievement. The Strategic Projects and Succession Planning factors are determined by the Board of Directors on recommendation by the Compensation Committee based on management’s achievement of the initiatives and goals outlined for each factor. The payout level range (as a percentage of base salary) was 50% to 100% for the Chief Executive Officer and 40% to 80% for the Company President and the Bank President.
In evaluating the level of achievement for the established objectives for 2024, the Compensation Committee and the Board of Directors noted the following:
•
The Company recognized net income for 2024 of $26.2 million, representing a Return on Assets (ROA) of 0.94%.

•
The Company’s non-performing assets represented 0.60% of total assets at December 31, 2024.

•
During 2024, total deposits increased $161.8 million, or 7.36%.

•
The Company fully and successfully integrated the operations and personnel of The Bank of Delmarva and Virginia Partners Bank following the November 2023 completion of the merger with Partners Bancorp. Additionally, during 2024, the Company successfully executed branch consolidation and divestiture initiatives and developed, implemented and launched a new suite of retail account offerings for consumers.

•
A comprehensive update of succession plans for all senior leadership of the Company was successfully completed and presented to the Compensation Committee.

Based on the level of achievement of the goals established by the Compensation Committee, for the 2024 plan year, the Chief Executive Officer earned a payout of 50% and the President and Bank President each earned a payout of 40%. In accordance with terms of the Incentive Plan, the Compensation Committee authorized the payments to the named executive officers as set forth in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above.
Employment Agreements
Andrew Samuel, Carl Lundblad and Brent Smith.   On October 28, 2021, the Company and LINKBANK (collectively, the “Employer”) entered into employment agreements with Andrew S. Samuel, Carl Lundblad and Brent Smith (collectively, the “Employment Agreements” or individually, the “Employment Agreement”).
For each executive, the term of the Employment Agreement is three years (two years for Messrs. Lundblad and Smith) which extends for an additional year on October 28 of each year so that the remaining term will again become three years (two years for Messrs. Lundblad and Smith) unless the Employer or the executive gives written notice to the contrary not less than ninety (90) days prior to a renewal date. In the event written notice of non-renewal is provided, the executive would have no right to receive compensation or other benefits under the Employment Agreement other than payment of the executive’s accrued benefits (as defined in the Employment Agreement), as of the date of the expiration of the Employment Agreement or until the executive voluntarily terminates employment, whichever occurs earlier. As of December 31, 2024, the current annual base salaries under the Employment Agreements with Messrs. Samuel, Lundblad and Smith are $750,000, $400,000, and $350,000, respectively. In addition to base salary, the Employment Agreements provide for, among other things, participation in bonus programs and other benefit plans and arrangements applicable to executive officers.
The Employer may terminate the executive’s employment for “cause” (as defined in the Employment Agreement), in which event the executive would have no right to receive compensation or other benefits for any period after his termination of employment except for the executive’s accrued benefits. Certain events resulting in the executive’s termination of employment entitle the executive to severance benefits. If the executive’s employment is terminated by the Employer without cause or if the executive voluntarily resigns for “good reason” (as defined in the Employment Agreement), the executive would become entitled to a severance payment in the form of a cash lump sum payment equal to three times (two times for Messrs. Lundblad and Smith) the executive’s annual base salary and the average cash bonus and other cash incentive compensation earned by the executive with respect to the three calendar years immediately preceding the year of termination. In addition, the executive would become entitled to the continuation of life, disability, medical insurance and other health and welfare benefits for the earlier of three years (two years for Messrs. Lundblad and Smith) or until the executive obtains substantially similar benefits through other employment, or if the coverage cannot be provided because the executive is no longer an executive, the Employer shall reimburse the executive in an amount equal to the monthly premium paid by the executive to obtain substantially similar health and welfare benefits which reimbursement shall continue until the earlier of the expiration of three years from the date of termination of employment or until the executive obtains substantially similar benefits through other employment.
In the event of a “change in control” (as defined in the Employment Agreements) of the Employer followed within two years by the executive’s involuntary termination of employment for a reason other than for cause or upon the executive’s voluntary termination for good reason, the executive would become entitled to a severance payment in the form of a cash lump sum payment equal to three times (two times for Messrs. Lundblad and Smith) the executive’s annual base salary and the average cash bonus and other cash incentive compensation earned by the executive with respect to the three calendar years immediately preceding the year of termination. In addition, the executive would become entitled to the continuation of life, disability, medical insurance and other health and welfare benefits for the earlier of three years (two years for Messrs. Lundblad and Smith) or until the executive obtains substantially similar benefits through other employment, or if the coverage cannot be provided because the executive is no longer an executive, the Employer shall reimburse the executive in an amount equal to the monthly premium paid by the executive to obtain substantially similar health and welfare benefits which reimbursement shall continue until the earlier of the expiration of three years from the date of termination of employment or until the executive obtains substantially similar benefits through other employment. In the event that an excise tax under Sections 280G and 4999 of the Internal Revenue Code would be assessed on the payments or other benefits received under the Employment Agreement in connection with a change in control of the Employer, the executive would receive either: (1) all the payments and benefits to which the executive is entitled under the Employment Agreement, subject to the excise tax; or (2) have such payments and benefits reduced by the minimum amount necessary so that the excise tax will not apply, if such reduction would result in a greater net after-tax benefit to the executive.
Upon termination of the executive’s employment, the executive will be subject to certain restrictions on the executive’s ability to compete or to solicit business or employees of the Employer for a period of eighteen (18) months (one year for Messrs. Lundblad and Smith) following his termination of employment. The Employment Agreements also include provisions protecting the Employer’s confidential business information.
Deferred Compensation Agreements
LINKBANK entered into deferred compensation agreements (collectively, the “Deferral Agreements”) with Carl Lundblad and Brent Smith. The purpose of the Deferral Agreements is to provide Messrs. Lundblad and Smith with retirement benefits and tax-planning opportunities, including a performance-based employer contribution.
Under the Deferral Agreements, Messrs. Lundblad and Smith may annually elect to defer the payment of a portion of their base salary and/or bonus by filing a deferral election form with the plan administrator, setting forth the amount of the deferral and its duration. Benefits under the Deferral Agreements will be paid to the executives upon termination of employment after “normal retirement age,” upon “early termination,” or upon a “disability” (as each terms are defined in the Deferral Agreements) prior to normal retirement age. Benefits will be distributed in 180 monthly installments if termination of employment occurs after normal retirement age or 120 monthly installments upon the occurrence of an early termination or disability, with the payment commencing in the month following the payment event. In addition to any deferrals, LINKBANK will make a contribution to the executive’s deferral account until the earliest of termination of employment, normal retirement age, disability or death of the executive, in an amount up to 15% of base salary based on the Company’s operating return on assets (as defined in the Deferral Agreements). The executive’s deferral account will be credited with interest at a rate equal to the crediting rate (as defined in the Deferral Agreements). In the event of a change in control (as defined in the agreements), followed within 24 months by a separation from service prior to the executive’s normal retirement age (as set forth in the agreements), the executive will receive a benefit equal to the executive’s deferral account balance and, effective as of November 1, 2025, an additional amount equal to the executive’s annual base salary as of the date of the change in control. The benefit will be paid in 180 substantially equal installments, commencing on the later of (i) the month following the date the executive attains normal retirement age or (ii) the sixty-first month following the executive’s separation from service.
Supplemental Executive Retirement Plan Agreement
On October 28, 2021, LINKBANK entered into a supplemental executive retirement plan agreement (the “Samuel SERP”) with Mr. Samuel to provide certain benefits upon retirement or other termination of employment. The Samuel SERP, as amended, provides that upon Mr. Samuel’s separation from service (as defined in the Samuel SERP) after normal retirement age (age 70), Mr. Samuel will be entitled to an annual benefit in the amount of $600,000, payable in monthly installments over a period of fifteen (15) years, commencing the month following separation from service. In the event of a separation from service prior to normal retirement age, except when such separation from service is an involuntary termination (as defined in the Samuel SERP) or termination for good reason (as defined in the Samuel SERP) occurring within two years after a change in control (as defined in the Samuel SERP) or a termination for cause (as defined in the Samuel SERP), Mr. Samuel will be entitled to a reduced benefit, payable in monthly installments over a period of fifteen (15) years, commencing the month following separation from service. If a change in control (as defined in the Samuel SERP) occurs, followed within twenty-four (24) months by an involuntary termination or termination for good reason prior to normal retirement age, the executive will be entitled to an annual benefit in the amount of $600,000, payable in monthly installments over a period of fifteen (15) years, commencing the month following separation from service.
Split Dollar Life Insurance Plan
Pursuant to a Split Dollar Life Insurance Plan, each of the participating officers of LINKBANK is entitled to certain life insurance coverage in connection with certain bank-owned life insurance purchased by LINKBANK. If a participating officer dies prior to a separation from service to LINKBANK, then such officer’s designated beneficiary shall be entitled to receive the lesser of $100,000 or the net death proceeds under the purchased policy, after subtracting the greater of the policy’s cash surrender value or the aggregate premiums paid by LINKBANK. Messrs. Samuel, Lundblad and Smith are participants in the Split Dollar Life Insurance Plan.
2019 Equity Incentive Plan
The LINKBANCORP, Inc. 2019 Equity Incentive Plan (the “2019 Equity Incentive Plan”) permitted the Company to grant stock options to its officers, employees, and directors. There were 450,000 shares of common stock authorized for issuance under the 2019 Equity Incentive Plan. The 2019 Equity Incentive Plan is administered by the members of the Company’s Compensation Committee who are “Disinterested Board Members,” as defined in the 2019 Equity Incentive Plan. Under the 2019 Equity Incentive Plan, the exercise price of stock options may not be less than the fair market value on the date the stock option is granted. As of December 31, 2024, options for 352,000 shares were outstanding at a weighted average per share exercise price of $10.27, of which 334,000 have vested. As of December 31, 2024, no shares remain available for grant under the 2019 Equity Incentive Plan.
2022 Equity Incentive Plan
The LINKBANCORP, Inc. 2022 Equity Incentive Plan (“2022 Equity Incentive Plan”) permits the Company to grant stock options, restricted stock awards, and restricted stock units to its officers, employees, and directors. The 2022 Equity Incentive Plan is administered by the members of the Company’s Compensation Committee who are “Disinterested Board Members,” as defined in the 2022 Equity Incentive Plan. Up to 475,000 shares of Company common stock were authorized for issuance pursuant to grants of incentive and non-qualified stock options, restricted stock awards and restricted stock units under the 2022 Equity Incentive Plan. For a non-employee director, the sum of the grant date fair value of equity awards granted under the 2022 Equity Incentive Plan, including stock options, restricted stock and restricted stock units may not exceed $50,000 for any calendar year. An employee may not: (i) receive a grant of more than 30,000 stock options during any calendar year, and (ii) the sum of the grant date fair value of restricted stock and restricted stock units may not exceed $500,000 for any calendar year. Under the 2022 Equity Incentive Plan, the exercise price of stock options may not be less than the fair market value on the date the stock option is granted. As of December 31, 2024, 47,300 shares remain available for grant under the 2022 Equity Incentive Plan.
2022 Employee Stock Purchase Program
The Company adopted the LINKBANCORP, Inc. 2022 Employee Stock Purchase Plan (the “ESPP”), which was approved by shareholders in May 2022. The ESPP enables eligible employees to purchase common stock through payroll deductions. The ESPP is intended to qualify under Section 423 of the Internal Revenue Code and its regulations. Up to 475,000 shares of common stock, subject to adjustments, may be issued under this ESPP. The Compensation Committee may limit a participant’s purchase to a specific number of shares or to a specific percentage of compensation; provided that in no event may a participant elect to purchase shares of common stock of the Company with a fair market value in excess of $25,000. As of December 31, 2024, 51,693 shares were purchased, and 423,307 shares remain available for grant under the ESPP.
Policies and Practices Related to the Grant of Stock Options
The Compensation Committee and the Board of Directors have a historical practice of not granting stock options to executive officers during closed quarterly trading windows as determined under the Company’s insider trading policy. Consequently, the Company has not granted, and does not expect to grant, any stock options to any named executive officers within four business days preceding or one business after the filing with the SEC of any report on Forms 10-K, 10-Q or 8-K that discloses material non-public information. The Compensation Committee and the Board of Directors do not take material non-public information into account when determining the timing of equity awards and do not time the disclosure of material non-public information in order to impact the value of executive compensation. The Company did not grant any stock options to its executive officers, including the named executive officers, during the year ended December 31, 2024.
Outstanding Equity Awards at Fiscal Year End
The following table shows stock options outstanding and unvested restricted stock awards and restricted stock units for each named executive officer as of December 31, 2024.
		Option Awards				Restricted Stock Awards		Restricted Stock Units
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (#)(2)	Market Value of Shares That Have Not Vested ($)(3)	Number of Units That Have Not Vested (#)(4)	Market Value of Units That Have Not Vested ($)(5)
Andrew Samuel	10/21/2019	40,000	—	10.00	10/21/2029	—	—	—	—
	8/31/2023	—	—	—	—	12,800	$95,744	—	—
	5/23/2024	—	—	—	—	—	—	16,000	$119,680
Carl Lundblad	6/14/2019	30,000	—	10.00	06/14/2029	—	—	—	—
	8/31/2023	—	—	—	—	8,000	$59,840	—	—
	5/23/2024	—	—	—	—	—	—	10,000	$74,800
Brent Smith	6/14/2019	40,000	—	10.00	06/14/2029	—	—	—	—
	8/31/2023	—	—	—	—	6,400	$47,872	—	—
	5/23/2024	—	—	—	—	—	—	8,000	$59,840

(1)
The options vest annually on each anniversary of the grant date in equal installments over 5 years. Vesting may be accelerated under certain conditions or at the discretion of the Company’s Compensation Committee.

(2)
The restricted stock awards vest annually on each anniversary of the grant date in equal installments over 5 years. Vesting may be accelerated under certain conditions or at the discretion of the Company’s Compensation Committee.

(3)
Market value is calculated on the basis of $7.48 per share, which was the closing sales price for our common stock as reported on the Nasdaq Capital Market on December 31, 2024.

(4)
The restricted stock units vest annually on each anniversary of the grant date in equal installments over 3 years. Vesting may be accelerated under certain conditions or at the discretion of the Company’s Compensation Committee.

(5)
Market value is calculated on the basis of $7.48 per share, which was the closing sales price for our common stock as reported on the Nasdaq Capital Market on December 31, 2024.

Director Compensation
The following table sets forth for the year ended December 31, 2024 certain information as to total compensation paid to non-employee directors and certain employee directors who are not Executive Officers. Messrs. Samuel and Breda did not receive any additional compensation for service on the Boards of Directors of the Company or LINKBANK.
Name	Fees Earned or Paid in Cash ($)	Restricted Stock Units ($)(1)	All Other Compensation ($)	Total ($)
Jennifer Delaye	30,000	13,160	—	43,160
Anson Flake	30,000	13,160	—	43,160
George Parmer	32,500	13,160	—	45,660
Debra Pierson	22,500	13,160	—	35,660
Diane Poillon	30,000	13,160	—	43,160
William E. Pommerening	32,500	13,160	—	45,660
William L. Jones, III	32,500	13,160	—	45,660
David H. Koppenhaver	32,500	13,160	—	45,660
Joseph C. Michetti, Jr	35,000	13,160	—	48,160
Kristen Snyder	30,000	13,160	—	43,160
Steven I. Tressler	30,000	13,160	—	43,160
Mona Albertine	30,000	13,160	—	43,160
Michael Clarke	30,000	13,160	—	43,160
David Doane	30,000	13,160	—	43,160
Lloyd Harrison, III	30,000	13,160	—	43,160
Jeffrey Turner(2)	2,500	—	—	2,500
John Breda(3)	—	—	449,836	449,836
Kenneth Lehman	30,000	13,160	—	43,160
George Snead	30,000	13,160	—	43,160
James Tamburro	30,000	13,160	—	43,160
Robert Wheatley	30,000	13,160	—	43,160

(1)
In accordance with FASB ASC Topic 718, the reported amount is the grant date fair value. The assumptions used in the calculation of the amount shown is included in footnote 15 to the Company’s audited financial statements included in the Company’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission. As of December 31, 2024, Directors Delaye, Flake, Parmer, Pierson, Poillon, Pommerening, Jones, Koppenhaver, Michetti, Jr., Snyder and Tressler each held 2,000 shares of restricted stock. As of December 31, 2024, Directors Delaye, Flake, Parmer, Pierson, Poillon and Pommerening each held options to purchase 5,000 shares.
(2)
Mr. Turner retired from the board as of January 31, 2024.

(3)
Mr. Breda does not receive separate compensation as a director but does receive compensation as an employee pursuant to his employment agreement with the Company and LINKBANK, effective November 30, 2023, which for the year ended December 31, 2024 included a base salary of $359,869 and a bonus of $89,967.

Director Fees
Non-employee directors who attend at least 75% of all regular board and committee meetings are entitled to receive an annual cash retainer of $30,000; Chairs of the Compensation, Risk, Nominating and Corporate Governance and Audit Committees are entitled to an additional $2,500 annual cash retainer. Mr. Michetti, as Chair of the Company’s Board of Directors, receives an additional $5,000 annual cash retainer. These cash fees are paid quarterly.
Directors Deferred Compensation Agreements
Directors Koppenhaver and Michetti are each party to deferred compensation agreements with LINKBANK wherein the director may elect to defer a percentage of fees and compensation received and such deferral will accrue interest equal to one hundred fifty percent (150%) of the average one-year Treasury instrument for the plan year. The participants are always 100% vested in the amount they defer. The director is entitled to receive a distribution from the director’s deferred account upon death, termination of service or reaching age sixty-five, in the manner elected in a previously executed election form.
Employment Agreement with John Breda
Pursuant to the employment agreement with the Company and LINKBANK, dated February 22, 2023, that became effective on November 30, 2023 in connection with the completion of the transactions under the Partners Merger Agreement, John Breda became employed as Market CEO, Maryland/Delaware for LINKBANK. The initial term of the agreement is through June 30, 2026, unless terminated earlier pursuant to the terms of the employment agreement. Under the agreement, Mr. Breda receives an annual base salary of $360,000, plus any raises approved by the Boards of Directors of the Company and LINKBANK. Mr. Breda is also eligible to receive bonuses as the Company and LINKBANK may, in their sole discretion, deem appropriate, a $1.0 million life insurance policy, a vehicle allowance of $750 per month, and other vacation and leave, health, disability and other insurance policies as the Company and LINKBANK may determine appropriate, and expense reimbursement benefits (including club membership fees).
In consideration for terminating his prior employment agreement with Partners and The Bank of Delmarva and entering into the employment agreement with the Company and LINKBANK, Mr. Breda is entitled a bonus in the amount of $1,237,939, payable in three equal installments of $412,646, with the first installment paid on November 30, 2023 and the second and third installments payable on the first and second annual anniversaries thereof, regardless of whether Mr. Breda is employed by the Company or LINKBANK on each installment payment date. In the event of Mr. Breda’s death, any unpaid bonus installment will be immediately payable to his surviving spouse, or, if none, to his estate.
If a “change in control” (as defined in the employment agreement) occurs and Mr. Breda terminates his employment with the Company and LINKBANK for “good reason,” or Mr. Breda’s employment is involuntarily terminated by the Company and LINKBANK without “cause,” in each case as such term is defined in the employment agreement, and in each case within two years following the change in control, subject to Mr. Breda signing (and not revoking) a release, Mr. Breda would be entitled to receive his accrued benefits (as such term is defined in the employment agreement) plus a lump sum payment equal to the greater of (a) the sum of (i) his unpaid base salary through June 30, 2026 and (ii) the average cash bonus and other cash incentive compensation earned by him with respect to the three calendar years immediately preceding the year of termination, or (b) the sum of (i) his annual base salary and (ii) his average cash bonus and other cash incentive compensation earned by him with respect to the three calendar years immediately preceding the year of termination, which shall be paid to him within sixty (60) days following the date of his termination of employment. In addition, Mr. Breda would be eligible to receive continuation of all life, disability, medical insurance, and other normal health and welfare benefits for earlier of one (1) year from the date of termination or until he secures substantially similar benefits through other employment. In the event that Mr. Breda’s employment is involuntarily terminated by the Company and LINKBANK without “cause” or Mr. Breda resigns for “good reason” in each case other than within two years following a change in control, he would be entitled to receive the same benefits and compensation as outlined above, subject to Mr. Breda signing (and not revoking) a release.
The employment agreement provides that the above payments, in the event they would constitute an excess parachute payment under Code Section 280G of the Code and provided that it would be economically advantageous to Mr. Breda, will be reduced to an amount expressed in present value (but not below zero) which maximizes the aggregate present value of payments under Mr. Breda’s employment agreement without causing any payment to be subject to taxation under Section 4999 of the Code.
The employment agreement contains customary restrictive covenants, including perpetual confidentiality and nondisclosure requirements, as well as prohibitions against competition with the Company and LINKBANK and against solicitation of the entities’ customers and employees, both during the employment term and ending on (i) the second anniversary of the effective date of termination of employment if termination of employment occurs on or before December 31, 2025, or (ii) the first anniversary of the effective date of the termination of employment if termination of employment occurs on or after January 1, 2026.
Harrison Separation and Non-Competition Agreement
Pursuant to the Separation and Non-Competition Agreement with LINKBANK, dated April 19, 2023, that became effective on November 30, 2023 in connection with the completion of the transactions under the Partners Merger Agreement, Lloyd Harrison’s employment and employment agreement with Partners and Virginia Partners Bank terminated. Upon termination of employment, he became entitled to a payment of $1,579,923 (the “restrictive covenant payment”), payable in three equal installments of $526,641, in exchange for entering into and complying with the one-year non-competition and non-solicitation restrictive covenants contained in his agreement. The first installment of the restrictive covenant payment was made within sixty days following November 30, 2023, the effective date of the merger, following Mr. Harrison’s execution of a general release of claims in favor of the Company and LINKBANK, and second and third installments payable on the first and second anniversaries of the effective date, respectively. Mr. Harrison’s agreement also provides that in the event he breaches any of the covenants contained in his agreement within one year following the termination of his employment, LINKBANK may recover any portion of the restrictive covenant payment paid to him.
Transactions With Certain Related Persons
Federal law generally prohibits publicly traded companies from making loans to their executive officers and directors, but it contains a specific exemption from the prohibition for loans made by federally insured financial institutions, such as the Bank, to their executive officers and directors in compliance with federal banking regulations. At December 31, 2024, all of the Bank’s loans to directors and executive officers were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank, and did not involve more than the normal risk of collectability or present other unfavorable features. These loans were performing according to their original repayment terms at December 31, 2024, and were made in compliance with federal banking regulations.
On September 30, 2020, LINK completed a $20.0 million private placement of Fixed-to-Floating Rate Subordinated Notes due 2030. The notes have a maturity date of October 1, 2030 and will initially bear interest at a fixed rate of 5.0% until October 1, 2025. From October 1, 2025 to the stated maturity date or early redemption date, the interest rate will reset semi-annually to an annual floating rate equal to the then-current three-month term Secured Overnight Financing Rate (SOFR) plus a spread of 475 basis points, but no less than 5.0%. The investors in the notes included Derry Management, Inc., which purchased $2 million in principal amount of the notes, and Residential Warranty Company LLC, which purchased $17 million in principal amount of the notes. George Parmer, a director of LINK, is the President and owner of each of the foregoing entities.
On April 8, 2022, LINK completed a $20.0 million private placement of Fixed-to-Floating Rate Subordinated Notes due 2032. The notes have a maturity date of April 15, 2032 and will initially bear interest at a fixed rate of 4.5% up to but excluding April 15, 2027. From and including April 15, 2027 to the stated maturity date or early redemption date, the interest rate will reset quarterly to a floating rate equal to the then-current three-month term Secured Overnight Financing Rate (SOFR) plus a spread of 203 basis points. The investors in the notes included Residential Warranty Company LLC, which purchased $7 million in principal amount of the notes. George Parmer, a director of LINK, is the President and owner of Residential Warranty Company LLC.
Other than the loans and the transactions described above, LINK and the Bank have not entered into any transactions since January 1, 2023 in which the amount involved exceeded $120,000 and in which any related persons had or will have a direct or indirect material interest.
Pursuant to the Company’s Policy and Procedures for Approval of Related Person Transactions, the Audit Committee periodically reviews, no less frequently than twice a year, a summary of transactions in excess of $25,000 with directors, executive officers, and their family members, for the purpose of determining whether the transactions are within the policies and should be ratified and approved.

PROPOSAL II — RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The independent registered public accounting firm for the years ended December 31, 2024 and 2023 was S.R. Snodgrass, P.C. The Audit Committee of LINK has approved the engagement of S.R. Snodgrass, P.C. to be the Company’s independent registered public accounting firm for the year ending December 31, 2025, subject to the ratification of the engagement by shareholders. A representative of S.R. Snodgrass, P.C. is expected to attend the Annual Meeting to respond to appropriate questions and to make a statement if they so desire.
Even if the engagement of S.R. Snodgrass, P.C. is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such change would be in the best interests of LINK and its shareholders.
Set forth below is certain information concerning aggregate fees billed for professional services rendered by S.R. Snodgrass, P.C. during the years ended December 31, 2024 and 2023 respectively.
	Year Ended December 31, 2024	Year Ended December 31, 2023
Audit Fees	$297,446	$309,341
Audit-Related Fees	$—	$—
Tax Fees	$25,756	$12,021
All Other Fees	$—	$—
Audit Fees.   During the years ended December 31, 2024 and 2023, the aggregate fees billed to the Company for professional services rendered for the audit of the Company’s annual consolidated financial statements, the reviews of financial statements included in the Company’s Form S-4 filed with the Securities and Exchange Commission, and consents associated with the Form S-4, Form S-8 and related amendments, and for limited review of quarterly consolidated financial statements included in periodic reports filed with the Securities and Exchange Commission and services that are normally provided in connection with the Company’s engagement, were $297,446 and $309,341, respectively.
Audit Related Fees.   There were no audit related fees billed during the years ended December 31, 2024 and 2023, respectively.
Tax Fees.   The aggregate fees billed to the Company for professional services rendered for tax preparation, tax consultation and tax compliance were $25,756 and $12,021 during the years ended December 31, 2024 and 2023, respectively.
All Other Fees.   There were no other fees billed during the years ended December 31, 2024 and 2023, respectively.
Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm
The Audit Committee has considered whether the provision of non-audit services, which relate primarily to tax compliance services and tax advice rendered and services performed in connection with the Company’s merger with Partners Bancorp, as contemplated in the Partners Merger Agreement was compatible with maintaining the independence of S.R. Snodgrass, P.C. The Audit Committee concluded that performing such services did not affect the independence of S.R. Snodgrass, P.C. in performing its function as the Company’s independent registered public accounting firm.
The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm, either by approving an engagement prior to the engagement or pursuant to a pre-approval policy with respect to particular services. These services may include audit services, audit-related services, tax services and other services. The Audit Committee may delegate pre-approval authority to one or more members of the Audit Committee. The independent registered public accounting firm and management are required to periodically report to the full Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. All fees described above were approved as part of the Company’s engagement of S.R. Snodgrass, P.C.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF S.R. SNODGRASS, P.C. AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2025.

PROPOSAL III — APPROVAL OF THE LINKBANCORP, INC.
2025 EQUITY INCENTIVE PLAN
The Board of Directors has adopted, subject to shareholder approval, the LINKBANCORP, Inc. 2025 Equity Incentive Plan (the “2025 Equity Incentive Plan” or “2025 Plan”) to provide the Company with sufficient equity compensation to meet the objectives of appropriately incentivizing our officers, other employees, directors, and certain service providers in order to execute on our strategic plan to build shareholder value, while providing appropriate shareholder protections. Upon shareholder approval of the 2025 Equity Incentive Plan, the Company will no longer make grants under the LINKBANCORP, Inc. 2022 Equity Incentive Plan (the “2022 Plan”). Awards outstanding under the 2022 Plan will continue to remain outstanding and subject to the terms and conditions of the 2022 Plan.
Best Practices
The 2025 Equity Incentive Plan reflects the following equity compensation plan best practices:
•
Limits the maximum number and value of shares that may be issued to any one employee or non-employee director in any calendar year.

•
Provides for a minimum vesting requirement of one year for at least ninety-five percent of equity-based awards, unless accelerated due to death, disability or an involuntary termination of service at or following a change in control;

•
Prohibits grants of stock options with a below-market exercise price.

•
Prohibits repricing of stock options and cash buyout of underwater stock options without prior shareholder approval.

•
Provides that no cash dividends shall be paid with respect to any restricted stock awards, or with respect to dividend equivalent rights on restricted stock units, unless and until the participant vests in the underlying award.

•
Does not permit liberal share recycling. Shares withheld to satisfy tax withholding or to pay the exercise price of a stock option will not be available for future grant.

•
Does not contain a liberal change in control definition.

•
Requires “double trigger” vesting of awards upon a change in control.

•
Does not contain an evergreen (automatic share replenishment) feature.

•
Awards under the Plan are subject to the Company’s clawback policies, as well as the Company’s trading policy restrictions and anti-hedging/pledging policy restrictions.

Why We Believe You Should Vote for this Proposal
The Company believes that equity awards constitute an important component in a balanced, comprehensive compensation program. Many of the companies with which we compete with for officers, employees and directors offer equity compensation as part of their overall compensation programs. By approving the 2025 Equity Incentive Plan, our shareholders will provide us the flexibility we need to continue to attract, motivate and retain highly-qualified officers, employees and directors by offering a competitive compensation program with a component linked to the performance of our Common Stock and, therefore, aligned with the interests of our shareholders.
We currently maintain the 2022 Equity Incentive Plan, which was adopted in May 2022 and authorized up to 475,000 shares of Company stock for issuance. Subsequent to adoption of the 2022 Plan, the Company completed a merger with Partners Bancorp in November 2023, which more than doubled the number of Company shares outstanding and significantly increased the number of eligible participants in the 2022 Plan. Additionally, in November 2023, certain equity awards were granted in connection with the Partners merger in order to ensure the retention and engagement of market leaders critical to the success of the combined institution. As a result, as of December 31, 2024, just 47,300 shares remain available for grant under the 2022 Plan. The Board of Directors has determined that the number of shares of common stock currently available under the 2022 Plan is not sufficient in view of our compensation structure and strategy. If the 2025 Plan is not approved, we may be compelled to significantly increase the cash component of our employee and director compensation, which may not necessarily align employee and director compensation interests with the investment interests of our shareholders. Replacing equity awards with compensation alternatives payable in cash would also increase our cash compensation expense and unnecessarily reduce available cash that could be more effectively utilized for business purposes.
The Board of Directors, through its Compensation Committee, has evaluated current practices of financial institutions in our marketplace related to equity plan design and equity grant practices. The Company has also evaluated its strategic plan and believes the 2025 Equity Incentive Plan is appropriately designed to allow the Company to meet its objectives.
Determination of Shares Available under the 2025 Equity Incentive Plan.   In determining the number of shares to request for approval under the 2025 Equity Incentive Plan, the Compensation Committee considered and evaluated a number of factors, including, without limitation, recent equity award usage and “burn rate,” potential full dilution to shareholders, and the expected plan duration.
The Company recognizes that equity compensation awards dilute shareholder equity. Accordingly, the Company has carefully managed equity award grant practices. The Company’s historical share usage has been responsible, mindful of shareholder interests and consistent with industry standards.
The Company also recognizes that the approval of this proposal will result in additional shares of Company common stock becoming available for issuance under the 2025 Equity Incentive Plan, and potential dilution or “overhang” for shareholders. As commonly calculated, the potential overhang resulting from the approval of the proposal would be approximately 4.64%. This overhang is calculated as follows as of December 31, 2024:
(a) Share reserve increase for 2025 Plan subject to shareholder approval	1,100,000
(b) Shares underlying stock options outstanding under existing plans (including options assumed in connection with mergers)	591,791
(c) Shares underlying unvested restricted stock units outstanding under existing plans	125,000
(d) Shares available for future issuances under existing plans (assuming approval of the 2025 Plan)	0
(e) Total shares requested, underlying or available for awards (a+b+c+d)	1,816,791
(f) Total shares of Company common stock outstanding(1)	37,377,342
(g) Basic diluted overhang (e/(e+f))	4.64%

(1)
Includes 384,724 shares of restricted stock granted under existing plans, 116,641 of which have vested.

With the new share request, the total plan reserve under the 2025 Plan has an expected duration of approximately 4 years, based on the Company’s 3-year average grant practices.
How We Intend to Administer the Plan.   The Company believes that equity awards are an important feature of a comprehensive performance-driven employee compensation program. Accordingly, we promote broad participation in equity compensation plans, including not only directors, executive officers and other senior leaders, but also high-performing employees at any level. We believe that such awards are an effective tool for employee engagement and motivation by offering an additional stake in the Company’s performance over time. By way of example demonstrating this principle, in 2024, approximately 56% of shares subject to equity awards granted under the 2022 Plan were to non-executive employees, compared to approximately 16% to named executive officers, 11% to other executives and 17% to non-employee directors.

2025 Equity Incentive Plan Highlights
The following summarizes the key features of the 2025 Equity Incentive Plan, which is qualified in its entirety by reference to the provisions of the 2025 Equity Incentive Plan, attached hereto as Appendix A. Unless indicated otherwise, capitalized terms are defined in the 2025 Equity Incentive Plan.
Key Attribute	Feature	Discussion
Equity Award Types	Stock Options, Restricted Stock and Restricted Stock Units.	The Plan provides the Company with equity award types predominately used in the marketplace to provide flexibility in meeting its compensation objectives.
Vesting Period
The Compensation Committee will determine the vesting schedule or performance criteria for each Award. At least 95% of the Awards under the Plan will vest no earlier than one year after the grant date.
While the Compensation Committee may set the vesting schedule or conditions. The Compensation Committee views equity awards as a longer-term compensation element.
Prohibition Against Stock Option Repricing
Neither the Compensation Committee nor the Board of Directors shall have the right or authority to make any adjustment or amendment that reduces or would have the effect of reducing the exercise price of a Stock Option previously granted under the Plan, except in the event of certain corporate transactions set forth in the 2025 Equity Incentive Plan (including stock splits, and stock dividends) or adjustments approved by the Company’s shareholders.
The Compensation Committee believes that repricing Stock Options is contrary to the objectives of Stock Options and would not be in alignment with the interest of shareholders.
Dividends on Restricted Stock Awards and Dividend Equivalent Rights on Restricted Stock Units
Dividends paid on Restricted Stock Awards and dividend equivalent rights paid on Restricted Stock Units subject to time-based vesting or performance-based vesting will not be paid while awards are unvested and shall only be distributed to a participant upon the vesting date of such Restricted Stock Awards or settlement of Restricted Stock Unit, as applicable. If the Award does not vest, the participant will not receive such dividends.
The Compensation Committee believes that the timing of dividend payments is appropriately aligned with the interests of shareholders.
Acceleration of Vesting — Termination of Service due to Death and Disability	Unless otherwise specified by the Compensation Committee, Awards vest upon a participant’s termination of service due to death	The Compensation Committee believes that recognizing participant contributions and vesting Awards upon death and

Key Attribute	Feature	Discussion
	or Disability and Stock Options remain exercisable for one year.	Disability is appropriately aligned with the interests of shareholders.
Acceleration of Vesting — Termination of Service for Cause or resignation for any reason (except death, Disability or following a Change in Control)
Unless otherwise specified by the Compensation Committee, no Awards will vest upon a participant’s termination for cause or a voluntary resignation for any reason (except death or disability).
Generally, all vested Stock Options remain exercisable for three months from the date of termination of service due to a resignation for any reason (except death or disability, in which case they will remain exercisable for one year).
Upon a termination for cause, all unvested Awards, including unexercised Stock Options, will be forfeited.

The Compensation Committee believes that acceleration of vesting following a termination of service for reasons other than death, disability, or in certain instances following a Change in Control is not appropriately aligned with the objectives of the 2025 Equity Incentive Plan or the interests of shareholders.

Acceleration of Vesting — Committee Discretion
Vesting of Awards may be accelerated by the Compensation Committee, at its discretion, except that the Compensation Committee may not accelerate the vesting of any Award within the first year following the date of grant.

The Compensation Committee determined that discretion to accelerate awards is important to allow the Company to respond to employment-related matters or other unforeseen circumstances that could warrant consideration of acceleration.

Acceleration of Vesting — Termination of Service without Cause or Resignation for Good Reason following a Change in Control (i.e., an Involuntary Termination of Service)
Unless otherwise specified by the Compensation Committee:
All unvested service-based Awards will vest upon an Involuntary Termination of Service following a Change in Control. Stock Options will remain exercisable for one year following an Involuntary Termination of Service following a Change in Control.
All Performance Awards will vest upon an Involuntary Termination of Service following a Change in Control based on the greater of actual performance or at the target level.

The Compensation Committee determined that a “double trigger” vesting acceleration in connection with a Change in Control is appropriate in providing the Company with a meaningful retention tool as an independent company, and any future acquirer with the ability to appropriately manage human resources during any merger integration.

Share Limitations, Freezing of equity grants under the Plan
The maximum number of shares of stock that may be delivered to participants under the Plan is 1,100,000 shares.
As of April 4, 2025 2025 (the latest practicable date before the printing of this Proxy Statement) the

The Compensation Committee evaluated a number of factors in determining the appropriate plan size, including past grant practices, the grant practices of peer community banks, the shareholder value transfer to participants, and

Key Attribute	Feature	Discussion

closing price of the Company’s Common Stock, as reported on NASDAQ, was $6.55.
If shareholders approve the 2025 Equity Incentive Plan, the Company will not make any more grants under the 2022 Plan; the 2022 Plan will be frozen and equity awards that would otherwise be available for grant under that Plan will not be granted. The Compensation Committee will continue to administer outstanding grants under the 2022 Plan.
publications of proxy advisors.
Limitation of Grants to Non-Employee Directors
The sum of the grant date fair value of equity awards granted to any one non-employee director under the 2025 Equity Incentive Plan, including Stock Options, Restricted Stock and Restricted Stock Units may not exceed $50,000 for any calendar year.
The Compensation Committee believes it is important to provide calendar year plan limitations of grant date fair value to participants.
Limitation of Grants to Employees
The sum of the grant date fair value of Restricted Stock and Restricted Stock Units granted to any one employee under the 2025 Equity Incentive Plan, may not exceed $500,000 for any calendar year, and the maximum number of shares subject to Stock Options granted to any one employee is 30,000 for any calendar year.
The Compensation Committee believes it is important to provide calendar year plan limitations of grant date fair value to participants.
Recycling of Equity Awards	Only forfeited and expired Awards are available for reissuance under the Plan.	The Compensation Committee believes that conservative recycling of equity awards is an important provision in the 2025 Equity Incentive Plan and properly aligns with the interests of shareholders.
Automatic Exercise of Stock Options
At the Compensation Committee’s discretion, Stock Options that are exercisable but unexercised as of the day immediately before their expiration date may be automatically exercised on behalf of a participant, in accordance with procedures established by the Compensation Committee.
The Compensation Committee believes that providing for an automatic exercise is in the best interest of the Company and participants and provides for an efficient mechanism to exercise Stock Options.
Clawback of Equity Awards	The 2025 Equity Incentive Plan provides for a number of forfeiture events including termination for cause, violation of material	The Compensation Committee believes it is necessary to maintain strong clawback provisions for equity awards.

Key Attribute	Feature	Discussion
policies of the Company, automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 related to accounting restatements, and any clawback policy of the Company.
Holding Period Required
The Compensation Committee may require participants to hold a vested Award or Common Stock received upon exercise of a Stock option until the later of (i) 12 months or (ii) the date the individual meets the minimum ownership requirements (if any) applicable to that individual, except in the event of death, Disability, Involuntary Termination following a Change in Control, or, in general, if shares of Stock are withheld to satisfy tax withholding.
The Compensation Committee believes that a required holding period is appropriately aligned with the interests of shareholders.
Equity Compensation Plan Information
The following table sets forth information, as of December 31, 2024, about common stock that may be issued upon exercise of options under stock-based benefit plans maintained by the Company, as well as the number of securities available for issuance under equity compensation plans:
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders
2019 Equity Incentive Plan	352,000	$10.27	—
2022 Equity Incentive Plan	215,100	$7.57	47,300
Equity compensation plans not approved by security holders	—	$—	—
Total	567,100	$—	47,300
Federal Income Tax Considerations
The following is a summary of the federal income tax consequences that may arise in conjunction with participation in the 2025 Equity Incentive Plan.
Non-Qualified Stock Options.   The grant of a non-qualified stock option will not result in taxable income to the participant. Except as described below, the participant will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the shares acquired over the exercise price for those shares, and the Company will be entitled to a corresponding deduction for tax purposes. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

Incentive Stock Options.   The grant of an incentive stock option will not result in taxable income to the participant. The exercise of an incentive stock option will not result in taxable income to the participant provided the participant was, without a break in service, an employee of the Company or a subsidiary during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the participant is disabled, as that term is defined in the Internal Revenue Code). The Company will not be entitled to a tax deduction upon the exercise of an incentive stock option.
The excess of the fair market value of the shares at the time of the exercise of an incentive stock option over the exercise price is an adjustment that is included in the calculation of the participant’s alternative minimum taxable income for the tax year in which the incentive stock option is exercised. For purposes of determining the participant’s alternative minimum tax liability for the year of disposition of the shares acquired pursuant to the incentive stock option exercise, the participant will have a basis in those shares equal to the fair market value of the shares at the time of exercise.
If the participant does not sell or otherwise dispose of the shares within two years from the date of the grant of the incentive stock option or within one year after the exercise of such stock option, then, upon disposition of such shares, any amount realized in excess of the exercise price will be taxed as a capital gain. A capital loss will be recognized to the extent that the amount realized is less than the exercise price.
If the foregoing holding period requirements are not met, the participant will generally recognize ordinary income at the time of the disposition of the shares in an amount equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the exercise price, or (ii) the excess, if any, of the amount realized upon disposition of the shares over the exercise price, and we will be entitled to a corresponding deduction. If the amount realized exceeds the value of the shares on the date of exercise, any additional amount will be a capital gain. If the amount realized at the time of disposition is less than the exercise price, the participant will recognize no income, and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares.
Restricted Stock.   A participant who has been granted a restricted stock award will not realize taxable income at the time of grant, provided that the stock subject to the award is not delivered at the time of grant, or if the stock is delivered, it is subject to restrictions that constitute a “substantial risk of forfeiture” for federal income tax purposes. Upon the later of delivery or vesting of shares subject to an award, the holder will realize ordinary income in an amount equal to the then fair market value of those shares and the Company will be entitled to a corresponding deduction for tax purposes. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of delivery or vesting. Dividends paid to the holder during the restriction period, if so provided, will also be compensation income to the participant and we will be entitled to a corresponding deduction for tax purposes. A participant who makes an election under Section 83(b) of the Internal Revenue Code will include the full fair market value of the restricted stock award subject to such election in taxable income in the year of grant at the grant date fair market value. Participants will be able to exercise voting rights with respect to unvested restricted stock awards.
Restricted Stock Units.   A participant who has been granted a restricted stock unit will not realize taxable income at the time of grant and will not be entitled to make an election under Section 83(b) of the Internal Revenue Code since no stock is actually transferred to the recipient on the date of grant. At the time a restricted stock unit vests, assuming the award is distributed at that time, the recipient will recognize ordinary income in an amount equal to the fair market value of the Common Stock or the amount of cash received. If the restricted stock unit is not distributed at the time it vests, no income will be recognized at that time and taxation will be deferred until the value of the restricted stock unit is distributed. At the time the recipient recognizes taxable income on a restricted stock unit, we will be entitled to a corresponding tax deduction in the same amount recognized by the award recipient.
Dividend Equivalent Rights.   The grant of a dividend equivalent right will not result in taxable income to the participant. At the time of payment of a cash dividend with respect to shares of Company stock underlying a dividend equivalent right, or with respect to a stand-alone dividend equivalent right, the cash received will be taxable to the participant as ordinary income and the Company will be entitled to a corresponding tax deduction.

Withholding of Taxes.   We may withhold amounts from participants to satisfy withholding tax requirements. Except as otherwise provided by the Committee, participants may have shares withheld from awards to satisfy the minimum tax withholding requirements.
Change in Control.   Any acceleration of the vesting or payment of awards under the 2025 Equity Incentive Plan in the event of a change in control or termination of service following a change in control may cause part or all of the consideration involved to be treated as an “excess parachute payment” under the Internal Revenue Code, which may subject the participant to a 20% excise tax and preclude deduction by LINKBANCORP, Inc.
Tax Advice.   The preceding discussion is based on federal tax laws and regulations presently in effect, which are subject to change, and the discussion does not purport to be a complete description of the federal income tax aspects of the 2025 Equity Incentive Plan. A participant may also be subject to state and local taxes in connection with the grant of awards under the 2025 Equity Incentive Plan.
By Accounting Treatment
Under U.S. generally accepted accounting principles, we are required to recognize compensation expense in our financial statements over the requisite service period or performance period based on the grant date fair value of stock options and other equity-based compensation (such as restricted stock awards and restricted stock units).
Awards to be Granted
The Board of Directors adopted the 2025 Equity Incentive Plan, and the Compensation Committee intends to meet after shareholder approval to determine the specific terms of the awards, including the allocation of awards to officers, employees and non-employee directors. At the present time, no specific determination has been made as to the grant or allocation of awards. As of April 4, 2025, 2025, there were 19 non-employee directors and approximately 320 employees eligible to receive awards under the 2025 Equity Incentive Plan.
Vote Required and Board Recommendation
The affirmative vote of a majority of votes cast on the proposal is required for approval of the 2025 Equity Incentive Plan. If the shareholders fail to approve the 2025 Equity Incentive Plan, the 2025 Equity Incentive Plan will not be adopted, and the Company may not be able to continue to incentivize employees with equity awards.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE LINKBANCORP, INC. 2025 EQUITY INCENTIVE PLAN

SHAREHOLDER PROPOSALS AND NOMINATIONS
Any proposals of stockholders intended to be submitted at the 2026 Annual Meeting of Shareholders under SEC Rule 14a-8 must be received by LINK no later than December 19, 2025 in order to be considered for inclusion in the proxy statement and form of proxy for such meeting under SEC Rule 14a-8.
Under SEC Rule 14a-19, a shareholder intending to engage in a director election contest with respect to LINK’s annual meeting of shareholders to be held in 2026 must give LINK notice of its intent to solicit proxies by providing the names of its nominees and certain other information at least 60 calendar days before the anniversary of the previous year’s annual meeting. This deadline is March 23, 2026.
In addition to the requirement set forth under SEC Rule 14a-19, under LINK’s bylaws, if you wish to nominate a director or bring other business before the 2026 annual meeting of shareholders, the following criteria must be met: (i) you must be a shareholder of record; (ii) you must have given timely notice in writing to the Secretary of LINK; and (iii) your notice must contain specific information required in Section 2.5 of LINK’s bylaws. To be timely, a shareholder’s notice to the Secretary of LINK must be delivered to or mailed and received at LINK’s principal executive offices between January 28, 2026 and February 27, 2026, or, if the 2026 annual meeting of shareholders is called for a date that is not within 30 days of May 28, 2026, a shareholder’s notice must be received no later than 10 days following the date on which public announcement of the date of the 2026 annual meeting of shareholders is first made.
If the Company is not notified of a matter to be brought before the 2026 Annual Meeting between January 28, 2026 and February 27, 2026, then the proxy may provide discretionary authority to the Board of Directors of the Company to vote against such matter.

OTHER MATTERS
The Board of Directors is not aware of any business to come before the Annual Meeting other than the matters described above in the Proxy Statement. However, if any matters should properly come before the Annual Meeting, it is intended that the Board of Directors, as holders of the proxies, will act as determined by a majority vote.
MISCELLANEOUS
The cost of solicitation of proxies will be borne by the Company. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telephone without additional compensation. The Company’s 2024 Annual Report on Form 10-K has been made available to all shareholders of record as of April 4, 2025. Any shareholder may obtain a copy of the 2024 Annual Report on Form 10-K through the Company’s website, by calling or writing the Company at the address below.
BY ORDER OF THE BOARD OF DIRECTORS
Melanie L. Vanderau
Corporate Secretary
Camp Hill, Pennsylvania
April 17, 2025

Annex F

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

☒   QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2025
OR
☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission File Number 001-41505

LINKBANCORP, Inc.
(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	82-5130531 (I.R.S. Employer Identification No.)
1250 Camp Hill Bypass, Suite 202
Camp Hill, PA 17011
(Address of principal executive offices)
Registrant’s telephone number, including area code: (855) 569-2265
Former name, former address, and former fiscal year, if changed since last report: N/A

Securities registered pursuant to Section 12(b) of the Act.
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	LNKB	The NASDAQ Stock Market LLC
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐.
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Smaller Reporting Company	☒
		Emerging Growth Company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☒.
Indicate the number of shares of the Registrant’s Common Stock outstanding as of the latest practicable date: 37,385,134 shares as of May 5, 2025.

LINKBANCORP, Inc.
FORM 10-Q

F-i

PART I — FINANCIAL INFORMATION
Item 1 — Consolidated Financial Statements
LINKBANCORP, Inc. and Subsidiaries
Consolidated Balance Sheets (Unaudited)
(In Thousands, except share and per share data)	March 31, 2025	December 31, 2024
ASSETS
Noninterest-bearing cash equivalents	$14,830	$13,834
Interest-bearing deposits with other institutions	205,352	152,266
Cash and cash equivalents	220,182	166,100
Securities available for sale, at fair value	159,183	145,590
Securities held to maturity (Fair value of $26,764 and $30,284, respectively)	28,083	31,967
Less: Allowance for credit losses – securities	(421)	(459)
Securities held to maturity, net	27,662	31,508
Loans receivable	2,273,941	2,255,749
Less: Allowance for credit losses – loans	(26,619)	(26,435)
Net loans	2,247,322	2,229,314
Investments in restricted bank stock	4,780	5,209
Premises and equipment, net	17,920	18,029
Right-of-Use Asset – Premises	14,537	14,913
Bank-owned life insurance	52,507	52,079
Goodwill	58,806	58,806
Other intangible assets, net	18,573	20,955
Deferred tax asset	16,729	18,866
Assets held for sale	—	94,146
Accrued interest receivable and other assets	23,288	23,263
TOTAL ASSETS	$2,861,489	$2,878,778
LIABILITIES
Deposits:
Demand, noninterest bearing	$646,002	$658,646
Interest bearing	1,787,692	1,701,936
Total deposits	2,433,694	2,360,582
Long-term borrowings	40,000	40,000
Short-term borrowings	—	10,000
Note payable	559	565
Subordinated debt	62,129	61,984
Lease liabilities	15,284	15,666
Allowance for credit losses – unfunded commitments	1,857	1,857
Liabilities held for sale	—	93,777
Accrued interest payable and other liabilities	13,900	14,126
TOTAL LIABILITIES	2,567,423	2,598,557
COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)
SHAREHOLDERS’ EQUITY
Preferred stock (At March 31, 2025 and December 31, 2024: no par value; 5,000,000 shares authorized; no shares issued and outstanding.)	—	—
Common stock (At March 31, 2025 and December 31, 2024: $0.01 par value; 50,000,000 shares authorized; 37,377,342 and 37,370,917 shares issued and outstanding, respectively.)	370	370
Surplus	264,871	264,449
Retained earnings	32,507	19,947
Accumulated other comprehensive loss	(3,682)	(4,545)
TOTAL SHAREHOLDERS’ EQUITY	294,066	280,221
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,861,489	$2,878,778
See accompanying notes to the unaudited consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Consolidated Statements of Operations (Unaudited)
	Three Months Ended March 31,
(In Thousands, except share and per share data)	2025	2024
INTEREST AND DIVIDEND INCOME
Loans receivable, including fees	$37,041	$36,125
Investment securities and certificates of deposit:
Taxable	1,749	1,391
Exempt from federal income tax	380	361
Other	972	898
Total interest and dividend income	40,142	38,775
INTEREST EXPENSE
Deposits	12,357	11,847
Other borrowings	986	1,152
Subordinated debt	968	892
Total interest expense	14,311	13,891
NET INTEREST INCOME BEFORE PROVISION FOR CREDIT LOSSES	25,831	24,884
Provision for credit losses	228	40
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	25,603	24,844
NONINTEREST INCOME
Service charges on deposit accounts	1,061	780
Bank-owned life insurance	428	383
Gain on sale of branches	11,093	—
Gain on sale of loans	77	50
Other	598	516
Total noninterest income	13,257	1,729
NONINTEREST EXPENSE
Salaries and employee benefits	11,156	11,118
Occupancy	1,464	1,578
Equipment and data processing	2,043	1,826
Professional fees	487	748
FDIC insurance and supervisory fees	599	352
Bank shares tax	614	591
Intangible amortization	1,084	1,207
Merger & restructuring expenses	41	56
Advertising	144	234
Other	2,026	1,540
Total noninterest expense	19,658	19,250
Income before income tax expense	19,202	7,323
Income tax expense	3,859	1,597
NET INCOME	$15,343	$5,726
EARNINGS PER SHARE, BASIC	$0.41	$0.15
EARNINGS PER SHARE, DILUTED	$0.41	$0.15
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING,
BASIC	37,105,480	36,962,005
DILUTED	37,221,939	37,045,230
See accompanying notes to the unaudited consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Unaudited)
	Three Months Ended March 31,
(In Thousands)	2025	2024
Net income	$15,343	$5,726
Components of other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities	2,060	(1,611)
Tax effect	(433)	338
Net of tax amount	1,627	(1,273)
Unrealized (loss) gain on cash flow hedges	(1,163)	949
Adjustment for amounts reclassified into net income	198	386
Tax effect	201	(280)
Net of tax amount	(764)	1,055
Total other comprehensive income (loss)	863	(218)
Total comprehensive income	$16,206	$5,508
See accompanying notes to the unaudited consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Consolidated Statements of Shareholders’ Equity (Unaudited)
(In Thousands, except share data)	Common Stock Shares	Common Stock Amount	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance, December 31, 2024	37,370,917	$370	$264,449	$19,947	$(4,545)	$280,221
Net income	—	—	—	15,343	—	15,343
Dividends declared ($0.075 per share)	—	—	—	(2,783)	—	(2,783)
Employee stock purchase plan	6,425	—	45	—	—	45
Stock compensation amortization	—	—	377	—	—	377
Other comprehensive income	—	—	—	—	863	863
Balance, March 31, 2025	37,377,342	$370	$264,871	$32,507	$(3,682)	$294,066
(In Thousands, except share data)	Common Stock Shares	Common Stock Amount	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity Attributable to Parent	Noncontrolling interest in consolidated subsidiary	Total Shareholders’ Equity
Balance, December 31, 2023	37,340,700	$369	$263,310	$4,843	$(3,209)	$265,313	$483	$265,796
Net income	—	—	—	5,726	—	5,726	—	5,726
Dividends declared ($0.075 per share)	—	—	—	(2,845)	—	(2,845)	—	(2,845)
Exercise of stock options	1,777	—	11	—	—	11	—	11
Employee stock purchase plan	5,674	—	54	—	—	54	—	54
Stock compensation amortization	—	—	202	—	—	202	—	202
Dissolution of Minority Interest	—	—	—	—	—	—	(483)	(483)
Other comprehensive loss	—	—	—	—	(218)	(218)	—	(218)
Balance, March 31, 2024	37,348,151	$369	$263,577	$7,724	$(3,427)	$268,243	$—	$268,243
See accompanying notes to the unaudited consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Consolidated Statement of Cash Flows (Unaudited)
	For the Three Months Ended March 31,
(In Thousands)	2025	2024
OPERATING ACTIVITIES
Net income	$15,343	$5,726
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of branches	(11,093)	—
Provision for credit losses	228	40
Depreciation	417	498
Amortization of intangible assets	1,084	1,207
Accretion of discounts, net	(3,207)	(3,268)
Origination of loans to be sold	(2,523)	(201)
Proceeds from loan sales	2,600	251
Gain on sale of loans	(77)	(50)
Share-based and deferred compensation	526	402
Bank-owned life insurance income	(428)	(383)
Change in accrued interest receivable and other assets	(1,495)	(2,046)
Change in accrued interest payable and other liabilities	1,204	(2,863)
Other, net	—	(84)
Net cash provided by (used in) operating activities	2,579	(771)
INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from calls and maturities	—	295
Proceeds from principal repayments	3,666	2,357
Purchases	(15,115)	(22,622)
Investment securities held to maturity:
Proceeds from principal repayments	3,893	133
Purchase of restricted investment in bank stocks	(3,000)	(6,440)
Redemption of restricted investment in bank stocks	3,429	6,119
(Increase) decrease in loans, net	(20,664)	213
Cash paid to buy-out minority interest	—	(483)
Purchase of premises and equipment	(357)	(452)
Proceeds from sale of branches, net	26,194	—
Net cash used in investing activities	(1,954)	(20,880)
FINANCING ACTIVITIES
Increase in deposits, net	66,195	86,524
Change in short-term borrowings, net	(10,000)	(10,000)
Proceeds from long-term borrowings	—	40,000
Issuance of shares from exercise of stock options	—	11
Dividends paid	(2,783)	(2,845)
Net proceeds from issuance of common stock	45	54
Net cash provided by financing activities	53,457	113,744
Increase in cash and cash equivalents	54,082	92,093
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	166,100	80,190
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$220,182	$172,283
SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid during the period for:
Interest	$13,595	$12,844
Income taxes	$—	$—
See accompanying notes to the unaudited consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of significant accounting and reporting policies applied in the presentation of the accompanying unaudited consolidated financial statements follows:
Nature of Operations
LINKBANCORP, Inc. (the “Company” or “LINKBANCORP”) was incorporated on April 6, 2018, under the laws of the Commonwealth of Pennsylvania. The Company was formed with the intent of becoming a bank holding company through acquisition of a bank.
On September 17, 2018, the Pennsylvania Department of Banking and Securities (the “PADOBS”) approved the acquisition of 100 percent of the shares of Stonebridge Bank. On October 5, 2018, LINKBANCORP purchased 100 percent of the outstanding shares of Stonebridge Bank, from its former parent company Stonebridge Financial Corp. under section 363 of the Bankruptcy Code. LINKBANCORP subsequently renamed the bank LINKBANK.
On December 10, 2020, the Company and its wholly owned subsidiary, LINKBANK, and GNB Financial Services, Inc. (“GNBF”), and its wholly owned subsidiary, The Gratz Bank (the “Bank”) entered into an Agreement and Plan of Merger pursuant to which GNBF merged with and into the Company, with the Company as the surviving corporation. LINKBANK merged with and into The Gratz Bank, with The Gratz Bank as the surviving institution (collectively, the “Gratz Merger”). The Gratz Merger was consummated effective September 18, 2021. In markets other than the pre-merger Gratz Bank areas, the Bank operated as “LINKBANK, a division of The Gratz Bank.” Effective November 4, 2022, the Bank legally changed its name and began to operate under one brand under the name LINKBANK.
On November 30, 2023, the Company completed its merger with Partners Bancorp (“Partners”), and its wholly owned subsidiaries, The Bank of Delmarva and Virginia Partners Bank, pursuant to which Partners merged with and into the Company with the Company as the surviving corporation (the “Partners Merger”). The Bank of Delmarva and Virginia Partners Bank merged with and into LINKBANK with LINKBANK as the surviving bank. In connection with the announcement of the Partners Merger in the first quarter of 2023, LINKBANCORP completed a private placement of $10.0 million with certain directors of LINKBANCORP as well as other accredited investors.
The Bank is a full-service commercial bank providing personal and business lending and deposit services. The Bank’s operations are conducted from its eight solutions centers located in Dauphin, Chester, Cumberland, Lancaster, Northumberland, and Schuylkill Counties, and loan production offices located in Chester and York Counties, in Pennsylvania, eight solutions centers in Wicomico, Charles, Anne Arundel, and Worcester counties in Maryland, four solutions centers and a loan production office in Sussex county in Delaware, three solutions centers in Spotsylvania and Fairfax counties in Virginia, and one solutions center in the city of Fredericksburg, Virginia. The Company’s corporate office resides in Camp Hill, Pennsylvania. As a state chartered, non-Federal Reserve member bank, the Bank is subject to regulation and supervision by the PADOBS and the Federal Deposit Insurance Corporation (the “FDIC”). The Company is regulated by the Federal Reserve Bank of Philadelphia. The Bank’s deposits are insured up to the applicable limits by the FDIC.
Initial Public Offering
In September 2022, the Company completed its initial public offering whereby it issued and sold 5,101,205 shares of common stock at a public offering price of $7.50 per share. The Company received net proceeds of $34,659 after deducting underwriting discounts and commissions of $2,487 and other offering expenses of $1,114. The Company’s common stock trades on the Nasdaq Capital Market under the symbol “LNKB.”

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
Sale of New Jersey Solutions Centers
On March 31, 2025, the Bank completed the sale of the New Jersey operations of the Bank pursuant to a purchase and assumption agreement (the “Agreement”) with American Heritage Federal Credit Union (“AHFCU”) pursuant to which AHFCU purchased certain assets and assumed certain liabilities (the “Transaction” or “New Jersey Branch Sale”), including all three branch locations (including two branch leases).
Under the Agreement, AHFCU acquired $105.0 million in loans, $2.1 million in fixed assets, and $87.1 million in deposits. The total deposit premium paid by AHFCU was 7% or $6.2 million. With respect to acquired loans, AHFCU paid an amount equal to the principal balances plus any accrued but unpaid interest and late charges on the loans measured as of the closing date. Unamortized loan discounts of $6.7 million were taken into income which was included within the gain on sale of New Jersey solutions centers. Core deposit intangibles of $1.3 million were written off, included within the gain on sale of New Jersey solutions centers. AHFCU paid book value for fixed assets, real estate, and other assets located at the owned branches. The Transaction resulted in an after-tax gain, net of transaction costs, of approximately $8.7 million.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practices within the banking industry. In the opinion of management, all adjustments (all of which are of a normal recurring nature) that are necessary for a fair statement are reflected in the unaudited condensed consolidated financial statements.
The Company has evaluated events and transactions occurring subsequent to the consolidated balance sheet date of March 31, 2025 for items that should potentially be recognized or disclosed in these unaudited condensed consolidated financial statements. The evaluation was conducted through the date these unaudited condensed consolidated financial statements were issued.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the allowance for credit losses, accounting for business combinations, and the valuation of deferred tax assets.
Interim Financial Information
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with GAAP for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.
In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2025 are not necessarily indicative of the results that may be expected for the year ending December 31, 2025. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
Reclassification of Prior Period Financial Statements
Certain previously reported items have been reclassified to conform to the current year’s classifications. Reclassifications had no effect on prior year net income or shareholders’ equity.
Recently Adopted Accounting Standards
In 2024, the Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard update requires additional interim and annual disclosures about a reportable segment’s expenses, even for companies with only one reportable segment. The adoption of this standard did not have a material effect on the Company’s operating results or financial condition. Refer to Note 13 for the Company’s segment disclosures.
Recent Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This standard update requires additional interim and annual disclosures about a company’s income taxes, including more detailed information around the annual rate reconciliation and income taxes paid. For public business entities, this Update is effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the guidance; however, the adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40).This ASU requires disclosure in the notes to financial statements of specified information about certain costs and expenses. Specific disclosures are required for (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas producing activities. The amendments in this Update do not change or remove current expense disclosure requirements. However, the amendments affect where this information appears in the notes to financial statements because entities are required to include certain current disclosures in the same tabular format disclosure as the other disaggregation requirements in the amendments. The amendments in ASU 2024-03 apply only to public business entities and are effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the guidance, however, the adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.
In January 2025, the FASB issued ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40), which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU. The Company is currently evaluating the guidance, however, the adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
2.   INVESTMENT SECURITIES
The amortized cost, gross unrealized gains and losses, and fair value of investment securities available for sale are summarized as follows:
	March 31, 2025
(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Available for Sale:
US Government Agency securities	$13,097	$208	$(32)	$—	$13,273
Obligations of state and political subdivisions	51,221	26	(3,782)	—	47,465
Mortgage-backed securities in government-sponsored entities	99,909	626	(2,490)	—	98,045
Other securities	408	—	(8)	—	400
	$164,635	$860	$(6,312)	$—	$159,183
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Allowance for Credit Losses
Held to Maturity:
Corporate debentures	$12,250	$—	$(828)	$11,422	$(421)
Structured mortgage-backed securities	15,833	7	(498)	15,342	—
	$28,083	$7	$(1,326)	$26,764	$(421)
	December 31, 2024
(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Available for Sale:
US Government Agency securities	$13,017	$96	$(40)	$—	$13,073
Obligations of state and political subdivisions	51,254	10	(4,063)	—	47,201
Mortgage-backed securities in government-sponsored entities	88,289	61	(3,567)	—	84,783
Other securities	542	—	(9)	—	533
	$153,102	$167	$(7,679)	$—	$145,590
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Allowance for Credit Losses
Held to Maturity:
Corporate debentures	$15,250	$—	$(984)	$14,266	$(459)
Structured mortgage-backed securities	16,717	6	(705)	16,018	—
	$31,967	$6	$(1,689)	$30,284	$(459)

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The following tables summarize the Company’s debt securities in an unrealized loss position for which an allowance for credit losses has not been recorded, aggregated by security type and length of time in a continuous unrealized loss position.
	March 31, 2025
	Less Than Twelve Months		Twelve Months or Greater		Total
(In Thousands)	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
Available for Sale:
US Government Agency Securities	$3,968	$(32)	$—	$—	$3,968	$(32)
Obligations of state and political subdivisions	9,501	(204)	33,890	(3,578)	43,391	(3,782)
Mortgage-backed securities in government-sponsored entities	20,656	(315)	28,900	(2,175)	49,556	(2,490)
Other securities	—	—	400	(8)	400	(8)
	$34,125	$(551)	$63,190	$(5,761)	$97,315	$(6,312)
	December 31, 2024
	Less Than Twelve Months		Twelve Months or Greater		Total
(In Thousands)	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
Available for Sale:
US Government Agency Securities	$3,960	$(40)	$—	$—	$3,960	$(40)
Obligations of state and political subdivisions	11,433	(273)	34,345	(3,790)	45,778	(4,063)
Mortgage-backed securities in government-sponsored entities	45,629	(902)	29,877	(2,665)	75,506	(3,567)
Other securities	—	—	407	(9)	407	(9)
	$61,022	$(1,215)	$64,629	$(6,464)	$125,651	$(7,679)
No allowance for credit losses on available for sale debt securities was needed at March 31, 2025 or December 31, 2024. The Company reviews its position quarterly and believes that as of March 31, 2025 and December 31, 2024, the declines outlined in the above tables represent temporary declines, and the Company does not intend to sell, and does not believe it will be required to sell, these debt securities before recovery of their cost basis, which may be at maturity. There were 194 and 210 available for sale debt securities with unrealized losses at March 31, 2025 and December 31, 2024, respectively. The Company has concluded that the unrealized losses disclosed above are the result of interest rate changes and market conditions that are not expected to result in the non-collection of principal and interest during the year. Accrued interest receivable on available for sale debt securities totaled $884 thousand at March 31, 2025 and is excluded from the estimate of credit losses.
There were nine and ten held to maturity debt securities with unrealized losses at March 31, 2025 and December 31, 2024, respectively.
The Company monitors the credit quality of corporate debentures held to maturity through the use of credit ratings, where available, and financial analysis, including capital monitoring and financial performance analysis. The Company monitors these securities on a quarterly basis.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The following tables present the activity in the allowance for credit losses for corporate debentures held to maturity for the three months ended March 31, 2025 and 2024.
(in Thousands)	For the Three Months Ended March 31, 2025
Balance, December 31, 2024	$459
Credit to the allowance for credit losses	(38)
Balance, March 31, 2025	$421
(in Thousands)	For the Three Months Ended March 31, 2024
Balance, December 31, 2023	$512
Credit to allowance for credit losses	(5)
Balance, March 31, 2024	$507
Accrued interest receivable on held-to-maturity debt securities totaled $168 thousand at March 31, 2025 which is excluded from the estimate of credit losses.
As of March 31, 2025, amortized cost and fair value by contractual maturity, where applicable, are shown below. Actual maturities may differ from contractual maturities because the borrower may have the right to prepay obligations with or without penalty.
	Available for Sale Securities		Held to Maturity Securities
(In Thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$657	$654	$—	$—
Due after one year through five years	15,020	14,801	3,000	2,962
Due after five years through ten years	22,407	21,422	9,250	8,460
Due after ten years	26,234	23,861	—	—
Mortgage-backed securities and Collateralized mortgage obligations	99,909	98,045	15,833	15,342
Other securities	408	400	—	—
	$164,635	$159,183	$28,083	$26,764
There were no sales of debt securities for the three months ended March 31, 2025 and 2024.
The Company had pledged debt securities with a carrying value of $57.3 million and $57.9 million to secure public deposits and certain borrowing capacity as of March 31, 2025 and December 31, 2024, respectively.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
3.   LOANS RECEIVABLE
The portfolio segments and classes of loans are as follows:
(In Thousands)	March 31, 2025	December 31, 2024
Agriculture and farmland loans	$66,684	$67,741
Construction loans	136,421	152,619
Commercial & industrial loans	257,302	245,833
Commercial real estate loans
Multifamily	215,916	211,778
Owner occupied	472,895	477,742
Non-owner occupied	645,793	628,237
Residential real estate loans
First liens	378,420	373,469
Second liens and lines of credit	79,905	76,713
Consumer and other loans	17,097	17,086
Municipal loans	3,012	3,886
	2,273,445	2,255,104
Deferred costs	496	645
Allowance for credit losses	(26,619)	(26,435)
Total	$2,247,322	$2,229,314
The above table does not include loans that were held for sale at December 31, 2024 related to the New Jersey branch sale.
The Company originates commercial, residential, and consumer loans within its primary market areas of southcentral and southeastern Pennsylvania, northern Virginia, eastern Maryland, and Delaware. A significant portion of the loan portfolio is secured by real estate.
At March 31, 2025 and December 31, 2024 the recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process was $506 thousand and $585 thousand, respectively.
4.   ALLOWANCE FOR CREDIT LOSSES
The segments of the Company’s loan portfolio are disaggregated to a level that allows management to monitor risk and performance. The loan segments used are consistent with the internal reports evaluated by the Company’s management and Board of Directors to monitor risk and performance within various segments of its loan portfolio and, therefore, no further disaggregation is considered necessary. The Company’s loan portfolio consists primarily of real estate loans on commercial and residential property. The portfolio also includes agricultural loans, commercial loans, municipal loans, and consumer loans.
The Company’s primary lending activity is the origination of commercial loans extended to small and mid-sized commercial and industrial entities.
Commercial loans are primarily underwritten on the basis of the borrowers’ ability to service such debt from income. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. As a general practice, the Company takes as collateral a security interest in any

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
equipment, or other chattel, although loans may also be made on an unsecured basis. Collateralized working capital loans typically are secured by short-term assets whereas long-term loans are primarily secured by long-term assets.
Construction and Land loans are to finance the construction of owner-occupied and income producing properties. These loans are categorized within commercial or one-to-four family residential loans based upon the underlying collateral and intended use following the completion of the construction period. Real estate development and construction loans are approved based on an analysis of the borrower and guarantor, the viability of the project and on an acceptable percentage of the appraised value of the property securing the loan. Construction loan funds are disbursed periodically based on the percentage of construction or development completed. The Company carefully monitors these loans with on-site inspections and requires the receipt of lien waivers on funds advanced. The Company considers the market conditions and feasibility of proposed projects, the financial condition and reputation of the borrower and guarantors, the amount of the borrower’s equity in the project, independent appraisals, cost estimates and pre-construction sale information. The Company also makes loans on occasion for the purchase of land for future development by the borrower. Land loans are extended for the future development for either commercial or residential use by the borrower. The Company carefully analyzes the intended use of the property and the viability thereof.
The Company’s commercial real estate loans consist of mortgage loans secured by nonresidential real estate, such as by apartment buildings, small office buildings, and owner-occupied properties. Commercial real estate loans are secured by the subject property and are underwritten based on loan to value limits, cash flow coverage and general creditworthiness of the obligors. These loans tend to involve larger loan balances and their repayment is typically dependent upon the successful operation and management of the underlying real estate.
Residential real estate loans are underwritten based on the borrower’s repayment capacity and source, value of the underlying property, credit history and stability. These loans are secured by a first or second mortgage on the borrower’s principal residence or their second/vacation home (excluding investment/rental property).
In addition to the main types of loans discussed above, the Company also originates agricultural loans, consumer loans, and municipal loans. The agricultural loan portfolio consists of loans to local farmers and agricultural businesses that are generally secured by farmland and equipment. The consumer loan portfolio consists of lending in the form of home equity loans secured by financed property and personal consumer loans, which may be secured or unsecured. The municipal loan portfolio consists of loans to qualified local municipalities, which are generally supported by the taxing authority of the borrowing municipality, and is frequently secured by collateral.
Management systematically monitors the loan portfolio and the appropriateness of the allowance for credit losses on a quarterly basis to provide for expected losses inherent in the portfolio. For segments determined by discounted cash flow analysis, the Company’s estimate of future economic conditions utilized in its estimate is primarily dependent on the Federal Open Market Committee’s forecasts related to Real Gross Domestic Product and Unemployment rate. For segments determined by the remaining life method, an average loss rate is generally calculated based on peer losses and applied to the future outstanding loan balances at quarter end.
Certain qualitative factors are then added to the historical allocation percentage to get the adjusted factor to be applied to non-classified loans. The following qualitative factors are analyzed for each portfolio segment:
•
Levels of and trends in delinquencies

•
Trends in volume and terms

•
Changes in collateral

•
Changes in management and lending staff

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
•
Economic trends

•
Concentrations of credit

•
Changes in lending policies

•
External factors

•
Changes in underwriting process

•
Trends in credit quality ratings

These qualitative factors are reviewed each quarter and adjusted based upon relevant changes within the portfolio.
The total allowance reflects management’s estimate of credit losses inherent in the loan portfolio at the Consolidated Balance Sheet date. The Company considers the allowance for credit losses adequate to cover loan losses inherent in the loan portfolio at March 31, 2025 and December 31, 2024.
Accrued interest receivable on loans totaled $8,367 and $8,714 at March 31, 2025 and December 31, 2024, respectively, and was reported within accrued interest receivable and other assets on the consolidated balance sheets and is excluded from the estimate of credit losses.
The following tables summarize the activity in the allowance for credit losses by loan segment for the three months ended March 31, 2025 and 2024.
	Beginning balance	Charge-offs	Recoveries	Provision for credit losses	Ending balance
(In Thousands)	For the Three Months Ended March 31, 2025
Allowance for credit losses:
Agriculture and farmland	$11	$—	$—	$(1)	$10
Construction	893	—	2	465	1,360
Commercial & industrial	4,093	(74)	3	381	4,403
Commercial real estate
Multifamily	1,805	—	—	8	1,813
Owner occupied	5,611	—	—	(272)	5,339
Non-owner occupied	9,345	—	—	(295)	9,050
Residential real estate
First liens	3,395	—	4	(100)	3,299
Second liens and lines of credit	1,154	—	1	53	1,208
Municipal	48	—	—	(12)	36
Consumer	80	(18)	1	38	101
Total	$26,435	$(92)	$11	$265	$26,619

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	Beginning balance	Charge-offs	Recoveries	Provision for credit losses	Ending balance
(In Thousands)	For the Three Months Ended March 31, 2024
Allowance for credit losses:
Agriculture and farmland	$12	$—	$—	$—	$12
Construction	959	—	1	563	1,523
Commercial & industrial	2,940	(6)	2	26	2,962
Commercial real estate
Multifamily	1,483	—	—	109	1,592
Owner occupied	6,572	(6)	—	(828)	5,738
Non-owner occupied	5,773	(54)	—	380	6,099
Residential real estate
First liens	4,778	—	8	(111)	4,675
Second liens and lines of credit	1,072	—	6	(7)	1,071
Municipal	79	—	—	(11)	68
Consumer	99	(22)	1	24	102
Total	$23,767	$(88)	$18	$145	$23,842
The following tables present the amortized cost basis of nonaccrual loans and loans past due 90 days or greater and still accruing by segments of the loan portfolio:
	As of March 31, 2025
(In Thousands)	Nonaccrual with No Allowance for Credit Loss	Nonaccrual with a related Allowance for Credit Loss	Total Nonaccrual	Loans 90 days or greater past due still accruing
Agriculture and farmland	$—	$—	$—	$—
Construction	9	195	204	—
Commercial & industrial	5,889	391	6,280	—
Commercial real estate
Multifamily	—	—	—	—
Owner occupied	8,066	1,587	9,653	—
Non-owner occupied	3,295	3,910	7,205	124
Residential real estate
First liens	2,080	—	2,080	9
Second liens and lines of credit	488	—	488	—
Municipal	—	—	—	—
Consumer	—	—	—	—
Total	$19,827	$6,083	$25,910	$133

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	December 31, 2024
(In Thousands)	Nonaccrual with No Allowance for Credit Loss	Nonaccrual with a related Allowance for Credit Loss	Total Nonaccrual	Loans 90 days or greater past due still accruing
Agriculture and farmland	$—	$—	$—	$—
Construction	9	—	9	157
Commercial & industrial	125	7	132	—
Commercial real estate
Multifamily	—	—	—	—
Owner occupied	6,171	3,581	9,752	—
Non-owner occupied	398	3,931	4,329	—
Residential real estate
First liens	1,975	—	1,975	289
Second liens and lines of credit	482	—	482	—
Municipal	—	—	—	—
Consumer	—	—	—	48
Total	$9,160	$7,519	$16,679	$494
The Company recognized $124 and $28 of interest income on nonaccrual loans during the three months ended March 31, 2025 and 2024, respectively.
The following tables present, by class of loans, the carrying value of collateral dependent nonaccrual loans and type of collateral as of March 31, 2025 and December 31, 2024.
	March 31, 2025
(In Thousands)	Real Estate	Business Assets	Other	Total
Agriculture and farmland loans	$—	$—	$—	$—
Construction	204	—	—	204
Commercial & industrial loans	5,840	440	—	6,280
Commercial real estate loans
Multifamily	—	—	—	—
Owner occupied	9,653	—	—	9,653
Non-owner occupied	7,205	—	—	7,205
Residential real estate loans
First liens	2,080	—	—	2,080
Second liens and lines of credit	488	—	—	488
Municipal	—	—	—	—
Consumer	—	—	—	—
	$25,470	$440	$—	$25,910

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	December 31, 2024
(In Thousands)	Real Estate	Business Assets	Other	Total
Agriculture and farmland loans	$—	$—	$—	$—
Construction	9	—	—	9
Commercial & industrial loans	—	132	—	132
Commercial real estate loans
Multifamily	—	—	—	—
Owner occupied	9,752	—	—	9,752
Non-owner occupied	4,329	—	—	4,329
Residential real estate loans
First liens	1,975	—	—	1,975
Second liens and lines of credit	482	—	—	482
Municipal	—	—	—	—
Consumer	—	—	—	—
	$16,547	$132	$—	$16,679
The following tables present an aging analysis of the recorded investment of past due loans at March 31, 2025 and December 31, 2024.
	March 31, 2025
(In Thousands)	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans
Agriculture and farmland	$892	$—	$—	$892	$65,792	$66,684
Construction	—	—	204	204	136,217	136,421
Commercial & industrial	6,241	—	400	6,641	250,661	257,302
Commercial real estate
Multifamily	401	313	—	714	215,202	215,916
Owner occupied	—	170	9,606	9,776	463,119	472,895
Non-owner occupied	—	2,943	352	3,295	642,498	645,793
Residential real estate
First liens	992	428	595	2,015	376,405	378,420
Second liens and lines of credit	178	120	223	521	79,384	79,905
Municipal	1	—	—	1	3,011	3,012
Consumer	—	—	—	—	17,097	17,097
Total	$8,705	$3,974	$11,380	$24,059	$2,249,386	$2,273,445

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	December 31, 2024
(In Thousands)	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans
Agriculture and farmland	$23	$—	$—	$23	$67,718	$67,741
Construction	197	—	166	363	152,256	152,619
Commercial & industrial	41	—	90	131	245,702	245,833
Commercial real estate
Multifamily	314	—	—	314	211,464	211,778
Owner occupied	334	660	8,768	9,762	467,980	477,742
Non-owner occupied	—	—	398	398	627,839	628,237
Residential real estate
First liens	686	317	1,220	2,223	371,246	373,469
Second liens and lines of credit	191	119	276	586	76,127	76,713
Municipal	—	—	—	—	3,886	3,886
Consumer	7	1	48	56	17,030	17,086
Total	$1,793	$1,097	$10,966	$13,856	$2,241,248	$2,255,104
Credit Quality Information
The following tables represent credit exposures by internally assigned grades as of March 31, 2025 and December 31, 2024. The grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled or at all.
The Company’s internally assigned grades are as follows:
Pass — loans that are protected by the current net worth and paying capacity of the obligor or by the value of the underlying collateral. There are four sub-grades within the Pass category to further distinguish the loan.
Special Mention — loans where a potential weakness or risk exists, which could cause a more serious problem if not corrected.
Substandard — loans that have a well-defined weakness based on objective evidence and are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.
Doubtful — loans classified as Doubtful have all the weaknesses inherent in a Substandard asset. In addition, these weaknesses make collection or liquidation in full highly questionable and improbable, based on existing circumstances.
Loss — loans classified as a Loss are considered uncollectible and are immediately charged against allowances.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The following tables present the classes of the loan portfolio summarized by the internal risk rating system as of March 31, 2025.
	March 31, 2025
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term	Total
(In Thousands)	2025	2024	2023	2022	2021	Prior
Agriculture and farmland
Pass	$511	$10,928	$1,026	$13,523	$8,619	$25,900	$5,230	$32	$65,769
Special mention	—	—	—	—	—	179	250	—	429
Substandard or lower	—	—	—	—	—	486	—	—	486
Total Agriculture and farmland	$511	$10,928	$1,026	$13,523	$8,619	$26,565	$5,480	$32	$66,684
Agriculture and farmland
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Construction
Pass	6,783	38,591	40,666	17,619	17,739	6,601	8,218	—	136,217
Special mention	—	—	—	—	—	—	—	—	—
Substandard or lower	—	—	204	—	—	—	—	—	204
Total Construction	6,783	38,591	40,870	17,619	17,739	6,601	8,218	—	136,421
Construction
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Commercial & industrial
Pass	14,296	38,759	22,913	16,633	17,653	15,920	117,844	246	244,264
Special mention	—	—	—	4,391	78	—	1,007	—	5,476
Substandard or lower	—	—	41	384	23	265	6,849	—	7,562
Total Commercial & industrial	14,296	38,759	22,954	21,408	17,754	16,185	125,700	246	257,302
Commercial & industrial
Current period gross charge-offs	—	74	—	—	—	—	—	—	74
Commercial real estate – Multifamily
Pass	150	34,152	17,836	82,440	49,215	30,712	816	—	215,321
Special mention	—	—	—	595	—	—	—	—	595
Substandard or lower	—	—	—	—	—	—	—	—	—
Total Commercial real estate – Multifamily	150	34,152	17,836	83,035	49,215	30,712	816	—	215,916
Commercial real estate – Multifamily
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Commercial real estate – Owner occupied
Pass	4,110	53,437	55,980	98,534	82,506	142,746	15,407	—	452,720
Special mention	—	—	—	362	1,959	5,603	296	—	8,220
Substandard or lower	—	—	—	9,272	—	2,609	74	—	11,955
Total Commercial real estate – Owner occupied	4,110	53,437	55,980	108,168	84,465	150,958	15,777	—	472,895
Commercial real estate – Owner occupied
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Commercial real estate – Non-owner occupied
Pass	36,865	78,727	48,572	185,578	109,035	158,731	9,381	—	626,889
Special mention	—	—	—	—	1,523	6,322	—	—	7,845
Substandard or lower	—	724	—	—	3,910	6,277	74	74	11,059
Total Commercial real estate – Non-owner occupied	36,865	79,451	48,572	185,578	114,468	171,330	9,455	74	645,793
Commercial real estate – Non-owner occupied
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Municipal
Pass	—	67	344	—	336	2,176	89	—	3,012
Special mention	—	—	—	—	—	—	—	—	—
Substandard or lower	—	—	—	—	—	—	—	—	—
Total Commercial real estate – Municipal	—	67	344	—	336	2,176	89	—	3,012
Municipal
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Total
Pass	$62,715	$254,661	$187,337	$414,327	$285,103	$382,786	$156,985	$278	$1,744,192
Special mention	—	—	—	5,348	3,560	12,104	1,553	—	22,565
Substandard or lower	—	724	245	9,656	3,933	9,637	6,997	74	31,266
Total	$62,715	$255,385	$187,582	$429,331	$292,596	$404,527	$165,535	$352	$1,798,023

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The following tables present the classes of the loan portfolio summarized by the internal risk rating system as of December 31, 2024.
	December 31, 2024
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term	Total
(In Thousands)	2024	2023	2022	2021	2020	Prior
Agriculture and farmland
Pass	$11,357	$1,040	$13,682	$8,761	$4,780	$21,105	$5,320	$—	$66,045
Special mention	—	10	—	51	—	1,387	248	—	1,696
Substandard or lower	—	—	—	—	—	—	—	—	—
Total Agriculture and farmland	$11,357	$1,050	$13,682	$8,812	$4,780	$22,492	$5,568	$—	$67,741
Agriculture and farmland
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Construction
Pass	38,681	54,929	17,645	18,952	1,226	8,567	12,422	—	152,422
Special mention	—	—	—	—	—	—	—	—	—
Substandard or lower	—	197	—	—	—	—	—	—	197
Total Construction	38,681	55,126	17,645	18,952	1,226	8,567	12,422	—	152,619
Construction
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Commercial & industrial
Pass	36,194	23,645	18,632	18,880	10,145	8,154	115,655	—	231,305
Special mention	301	153	4,606	88	—	363	7,023	—	12,534
Substandard or lower	74	51	384	47	—	299	1,139	—	1,994
Total Commercial & industrial	36,569	23,849	23,622	19,015	10,145	8,816	123,817	—	245,833
Commercial & industrial
Current period gross charge-offs	—	—	—	—	20	7	125	—	152
Commercial real estate – Multifamily
Pass	34,006	11,064	84,497	49,859	19,451	11,232	685	—	210,794
Special mention	—	—	984	—	—	—	—	—	984
Substandard or lower	—	—	—	—	—	—	—	—	—
Total Commercial real estate – Multifamily	34,006	11,064	85,481	49,859	19,451	11,232	685	—	211,778
Commercial real estate – Multifamily
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Commercial real estate – Owner occupied
Pass	52,566	56,674	101,351	83,703	48,003	99,600	15,120	—	457,017
Special mention	—	—	365	1,984	416	5,608	262	—	8,635
Substandard or lower	—	—	9,327	—	—	2,632	131	—	12,090
Total Commercial real estate – Owner occupied	52,566	56,674	111,043	85,687	48,419	107,840	15,513	—	477,742
Commercial real estate – Owner occupied
Current period gross charge-offs	—	—	—	—	23	6	—	—	29
Commercial real estate – Non-owner occupied
Pass	78,928	60,584	187,113	111,191	48,512	120,340	8,535	—	615,203
Special mention	744	—	—	1,536	3,352	3,073	—	—	8,705
Substandard or lower	—	—	—	3,931	—	324	74	—	4,329
Total Commercial real estate – Non-owner occupied	79,672	60,584	187,113	116,658	51,864	123,737	8,609	—	628,237
Commercial real estate – Non-owner occupied
Current period gross charge-offs	—	—	—	—	—	54	—	—	54
Municipal
Pass	71	356	—	350	939	2,088	82	—	3,886
Special mention	—	—	—	—	—	—	—	—	—
Substandard or lower	—	—	—	—	—	—	—	—	—
Total Commercial real estate – Municipal	71	356	—	350	939	2,088	82	—	3,886
Municipal
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Total
Pass	$251,803	$208,292	$422,920	$291,696	$133,056	$271,086	$157,819	$—	$1,736,672
Special mention	1,045	163	5,955	3,659	3,768	10,431	7,533	—	32,554
Substandard or lower	74	248	9,711	3,978	—	3,255	1,344	—	18,610
Total	$252,922	$208,703	$438,586	$299,333	$136,824	$284,772	$166,696	$—	$1,787,836

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The Company considers the performance of the loan portfolio and its impact on the allowance for credit losses. The Company monitors small balance, homogeneous loans, such as home equity, residential mortgage, and consumer loans based on delinquency status rather than the assignment of loan specific risk ratings. The Company will evaluate credit quality based on the aging status of the loan. The following tables present the amortized cost of these loans based on payment activity, by origination year, as of March 31, 2025 and December 31, 2024.
	March 31, 2025
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term	Total
(In Thousands)	2025	2024	2023	2022	2021	Prior
Residential real estate – First liens
Performing	$6,357	$29,358	$49,722	$85,343	$79,985	$111,338	$14,159	$69	$376,331
Nonperforming	—	—	—	—	166	1,923	—	—	2,089
Total Residential real estate – First liens	$6,357	$29,358	$49,722	$85,343	$80,151	$113,261	$14,159	$69	$378,420
Residential real estate – First liens
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Residential real estate – Second liens and lines of credit
Performing	—	2,731	1,524	947	229	1,245	72,741	—	79,417
Nonperforming	—	—	—	—	—	215	273	—	488
Total Residential real estate – Second liens and lines of credit	—	2,731	1,524	947	229	1,460	73,014	—	79,905
Residential real estate – Second liens and lines of credit
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Consumer and other
Performing	832	1,888	3,716	1,767	163	183	8,548	—	17,097
Nonperforming	—	—	—	—	—	—	—	—	—
Total Consumer and other	832	1,888	3,716	1,767	163	183	8,548	—	17,097
Consumer and other
Current period gross charge-offs	—	10	7	—	—	1	—	—	18
Total
Performing	$7,189	$33,977	$54,962	$88,057	$80,377	$112,766	$95,448	$69	$472,845
Nonperforming	—	—	—	—	166	2,138	273	—	2,577
Total	$7,189	$33,977	$54,962	$88,057	$80,543	$114,904	$95,721	$69	$475,422
	December 31, 2024
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term	Total
(In Thousands)	2024	2023	2022	2021	2020	Prior
Residential real estate – First liens
Performing	$28,532	$48,601	$86,197	$82,086	$35,962	$78,244	$11,583	$—	$371,205
Nonperforming	—	—	—	219	29	2,016	—	—	2,264
Total Residential real estate – First liens	$28,532	$48,601	$86,197	$82,305	$35,991	$80,260	$11,583	$—	$373,469
Residential real estate – First liens
Current period gross charge-offs	—	—	—	—	—	4	—	—	4
Residential real estate – Second liens and lines of credit
Performing	2,643	940	985	349	61	1,666	68,937	650	76,231
Nonperforming	—	—	—	—	—	294	188	—	482
Total Residential real estate – Second liens and lines of credit	2,643	940	985	349	61	1,960	69,125	650	76,713
Residential real estate – Second liens and lines of credit
Current period gross charge-offs	—	—	—	—	—	9	—	—	9
Consumer and other
Performing	2,610	4,433	1,863	113	52	67	7,900	—	17,038
Nonperforming	—	—	—	—	—	48	—	—	48
Total Consumer and other	2,610	4,433	1,863	113	52	115	7,900	—	17,086
Consumer and other
Current period gross charge-offs	—	6	4	6	1	18	150	—	185
Total
Performing	$33,785	$53,974	$89,045	$82,548	$36,075	$79,977	$88,420	$650	$464,474
Nonperforming	—	—	—	219	29	2,358	188	—	2,794
Total	$33,785	$53,974	$89,045	$82,767	$36,104	$82,335	$88,608	$650	$467,268

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
Modifications to Borrowers Experiencing Financial Difficulty
The Company may modify loans to borrowers experiencing financial difficulty by providing principal forgiveness, term extension, interest rate reduction or an other-than-insignificant payment delay. When principal forgiveness is provided, the amount of forgiveness is charged off against the allowance for credit losses. The Company may also provide multiple types of modifications on an individual loan.
For the three months ended March 31, 2025, the Company provided a payment delay to a Non Owner Occupied Commercial Real Estate borrower experiencing financial difficulty. At March 31, 2025, the amortized cost basis of the loan was $2,994 and the borrower is performing in accordance with the modified terms.
During the first six months of 2024, the Company provided a payment delay to a Non Owner Occupied Commercial Real Estate borrower experiencing financial difficulty. At March 31, 2025, the amortized cost basis of the loan is $3,910 and has been placed on non-accrual.
The Company has not committed to lend any additional funds at both March 31, 2025 and December 31, 2024 to the borrowers noted above.
5.   DEPOSITS
Deposit accounts are summarized as follows:
	March 31, 2025		December 31, 2024
(Dollars in Thousands)	Amount	%	Amount	%
Demand, noninterest-bearing	$646,002	26.55%	$658,646	27.89%
Demand, interest-bearing	577,170	23.71	525,173	22.25
Money market and savings	553,240	22.73	540,030	22.88
Time deposits, $250 and over	166,441	6.84	164,901	6.99
Time deposits, other	387,226	15.91	368,217	15.60
Brokered time deposits	103,615	4.26	103,615	4.39
	$2,433,694	100.0%	$2,360,582	100.0%
The above table does not include deposits that are held for sale at December 31, 2024 related to the New Jersey Branch Sale.
The brokered deposits outstanding at March 31, 2025 mature in the second quarter of 2025.
6.   BORROWINGS
Borrowings and subordinated debt were as follows:
(in Thousands)	March 31, 2025	December 31, 2024
Long-term borrowings	$40,000	$40,000
Short-term borrowings	—	10,000
Note payable	559	565
Subordinated debt	62,129	61,984
Total	$102,688	$112,549

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
Subordinated Notes Sale — 2022
On April 8, 2022, LINKBANCORP entered into Subordinated Note Purchase Agreements (the “Agreements”) with certain institutional accredited investors (the “Purchasers”) and, pursuant to the Agreements, issued to the Purchasers $20,000 in aggregate principal amount of its 4.50% Fixed-to-Floating Rate Subordinated Notes due 2032 (the “Notes”). The investors included a related party entity that is controlled by a member of the Board of Directors of the Company, which purchased $7,000 in principal amount of the note. During the year ended December 31, 2022, the Company contributed $15,000 of the subordinated note proceeds to the Bank as equity capital, the impact of which can be seen within Note 9 Regulatory Capital Requirements later in this document.
The Notes, which mature on April 15, 2032, bear interest at a fixed annual rate of 4.50% for the period up to but excluding April 15, 2027 (the “Fixed Interest Rate Period”). From April 15, 2027 until maturity or redemption (the “Floating Interest Rate Period”), the interest rate will adjust to a floating rate equal to a benchmark rate, which is expected to be the then-current three-month Secured Overnight Financing Rate (“SOFR”), plus 203 basis points. The Company will pay interest in arrears semi-annually during the Fixed Interest Rate Period and quarterly during the Floating Interest Rate Period. The Notes constitute unsecured and subordinated obligations of the Company and rank junior in right of payment to any senior indebtedness and obligations to general and secured creditors. Subject to limited exceptions, the Company cannot redeem the Notes before the fifth anniversary of the issuance date.
The Notes are intended to qualify at the holding company level as Tier 2 capital under the capital guidelines of the Federal Reserve Board. The Agreements and Notes contain customary subordination provisions, representations and warranties, covenants, and events of default.
Subordinated Notes — Gratz Merger
As part of the Gratz Merger, the Company assumed Fixed-to-Floating Rate Subordinated Notes with a carrying value of $20.1 million. The notes (the “Merger Subordinated Notes”) mature October 1, 2030 and will initially bear interest at a fixed rate of 5.0% until October 1, 2025. From October 1, 2025 to the stated maturity date or early redemption date, the interest rate will reset semi-annually to an annual floating rate equal to the then-current three-month term SOFR plus a spread of 475 basis points, but no less than 5.0%. The Company may redeem the Merger Subordinated Notes, in whole or in part, on or after October 1, 2025, plus accrued and unpaid interest. The Merger Subordinated Notes are also redeemable in whole or in part upon the occurrence of specific events defined within the indenture.
The Gratz Merger Subordinated Notes may be included in Tier I capital (subject to certain limitations) under current regulatory guidelines and interpretations.
Subordinated Notes — Partners Merger
As part of the Partners Merger, the Company assumed Subordinated Notes with a total carrying value of $22.0 million with one tranche having a face value of $4.5 million and the other with face value of $18.1 million. The first tranche that has a face value of $4.5 million bears interest at a fixed rate of 6.875%. These notes mature in April 2028.
The second tranche that has a face value of $18.1 million bears interest at a fixed rate of 6.0% which began on June 25, 2022 to but excluding July 1, 2025, payable semi-annually in arrears. From and including July 1, 2025 to but excluding July 1, 2030, or up to an early redemption date, the interest rate shall reset quarterly to an interest rate per annum equal to the then current three-month SOFR plus 590 basis points, payable quarterly in arrears. Beginning on July 1, 2025 through maturity, the subordinated notes may be redeemed, at the Company’s option, on any scheduled interest payment date. The subordinated notes will mature on July 1, 2030. The subordinated notes are subject to customary representations, warranties and covenants made by the Company and the purchasers.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
Note Payable — Partners Merger
As part of the Partners Merger, the Company assumed a one-half undivided interest in 410 William Street, Fredericksburg, Virginia. Partners purchased a one-half interest in the land for cash, plus additional settlement costs, and assumption of one-half of the remaining deed of trust loan on December 14, 2012. Partners indemnified the indemnities, who are the personal guarantors of the deed of trust loan in the amount of $886 thousand, which was one-half of the outstanding balance of the loan as of the purchase date. The Company has a remaining obligation under the note payable of $559 thousand as of March 31, 2025. The loan was refinanced on April 30, 2015 with a twenty-five year amortization. The interest rate is fixed at 3.60% for the first 10 years, and then becomes a variable rate of 3.0% plus the 10 year Treasury rate until maturity.
Borrowings — FHLB
The Company had $40.0 million in long-term FHLB Advances outstanding at both March 31, 2025 and December 31, 2024. The FHLB Advance has a fixed rate of 4.827% and will mature on February 20, 2026.
The Company had $0 and $10,000 in short-term FHLB Advances outstanding as of March 31, 2025 and December 31, 2024, respectively.
At March 31, 2025, the Company had remaining available capacity with FHLB, subject to certain collateral restrictions, of approximately $735.7 million.
Available Lines of Credit
The Company and Bank have available unsecured lines of credit, with interest based on the daily Federal Funds rate, with seven correspondent banks totaling $77.0 million at March 31, 2025. There were no borrowings under these lines of credit at March 31, 2025 and December 31, 2024.
7.   FAIR VALUE MEASUREMENTS
Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in an estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts The Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.
The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the fair value measurements accounting guidance (FASB ASC 820, Fair Value Measurements), the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.
The Company uses a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value guidance establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels of pricing are as follows:
Level I:
Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II:
Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III:
Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.
The estimated fair values of the Company’s financial instruments that are not required to be measured or reported at fair value are as follows:
	At March 31, 2025		At December 31, 2024
(In Thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents (Level 1)	$220,182	$220,182	$166,100	$166,100
Securities held to maturity (Level 2)	28,083	26,764	31,508	30,284
Loans, net of allowance for credit losses (Level 3)	2,247,322	2,250,242	2,229,314	2,231,057
Accrued interest receivable (Level 1)	9,545	9,545	9,870	9,870
Restricted investments in bank stock (Level 1)	4,780	4,780	5,209	5,209
Cash surrender value of life insurance (Level 1)	52,507	52,507	52,079	52,079
Financial liabilities:
Non-maturity deposits (Level 1)	1,776,412	1,776,412	1,723,849	1,723,849
Time Deposits (Level 3)	657,282	655,882	636,733	634,875
Long-term borrowings (Level 3)	40,000	40,280	40,000	40,256
Short-term borrowings (Level 1)	—	—	10,000	10,000
Note payable (Level 3)	559	559	565	565
Subordinated Notes (Level 3)	62,129	60,700	61,984	60,251
Accrued interest payable (Level 1)	2,581	2,581	1,865	1,865
The following tables present the assets reported on the Consolidated Balance Sheet at their fair value on a recurring basis as of March 31, 2025 and December 31, 2024, by level within the fair value hierarchy.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The Company’s available-for-sale investment securities are reported at fair value. These securities are valued by an independent third party. The valuations are based on market data. The valuations utilize evaluated pricing models that vary by asset and incorporate available trade, bid and other market information. For securities that do not trade on a daily basis, their evaluated pricing applications apply available information such as benchmarking and matrix pricing. The market inputs normally sought in the evaluation of securities include benchmark yields, reported trades, broker/dealer quotes (only obtained from market makers or broker/dealers recognized as market participants), issuer spreads, two-sided markets, benchmark securities, bid, offers and reference data. For certain securities additional inputs may be used or some market inputs may not be applicable. Inputs are prioritized differently on any given day based on market conditions.
	March 31, 2025
(In Thousands)	Level I	Level II	Level III	Total
Assets:
US Government Agency securities	$—	$13,273	$—	$13,273
Obligations of state and political subdivisions	—	47,465	—	47,465
Mortgage backed securities in government-sponsored entities	—	98,045	—	98,045
Other securities	—	400	—	400
Total	$—	$159,183	$—	$159,183
Derivative	$—	$—	$689	$689
	December 31, 2024
(In Thousands)	Level I	Level II	Level III	Total
Assets:
US Government Agency Securities	$—	$13,073	$—	$13,073
Obligations of state and political subdivisions	—	47,201	—	47,201
Mortgage backed securities in government-sponsored entities	—	84,783	—	84,783
Other securities	—	533	—	533
Total	$—	$145,590	$—	$145,590
Derivative	$—	$—	$1,654	$1,654
For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used as of March 31, 2025 and December 31, 2024 are presented in the table below.
	March 31, 2025
(In Thousands)	Level I	Level II	Level III	Total
Loans individually evaluated	$—	$—	$31,280	$31,280
	December 31, 2024
(In Thousands)	Level I	Level II	Level III	Total
Loans individually evaluated	$—	$—	$21,519	$21,519

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The following tables provide information describing the valuation processes used to determine nonrecurring fair value measurements categorized within Level III of the fair value hierarchy:
	March 31, 2025
	Quantitative Information About Level III Fair Value Measurements
(In Thousands)	Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Loans individually evaluated	$31,280	Appraisal of collateral(1)	Liquidation expenses	10%
	December 31, 2024
	Quantitative Information About Level III Fair Value Measurements
(In Thousands)	Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Loans individually evaluated	$21,519	Appraisal of collateral(1)	Liquidation expenses	10%

(1)
Fair value is generally determined through independent appraisals of the underlying collateral, which include various Level III inputs that are not identifiable.

Appraisals may be adjusted by management for qualitative factors, such as economic conditions, aging, and/or estimated liquidation expenses incurred when selling the collateral. The range and weighted average of appraisal adjustments and liquidation expenses are presented as a percentage of the appraisal.
8.   STOCK-BASED COMPENSATION
The LINKBANCORP, Inc. 2019 Equity Incentive Plan (the “2019 Plan”) authorized the issuance or delivery to participants of up to 450,000 shares of LINKBANCORP common stock pursuant to grants of incentive and non-statutory stock options. The Plan is administered by the members of LINKBANCORP’s Compensation Committee (the “Committee”). Unless the Committee specified a different vesting schedule, awards under the Plan were granted with a vesting rate of 20 percent per year. Vesting may be accelerated under certain conditions or at the discretion of the Committee at any time. Employees and directors of LINKBANCORP or its subsidiaries were eligible to receive awards under the plan, except that nonemployees were not granted incentive stock options. Stock options are either “incentive” stock options or “nonqualified” stock options. Incentive stock options have certain tax advantages and must comply with the requirements of Section 422 of the Internal Revenue Code. The 2019 Plan was frozen such that no new awards would be granted under the 2019 Plan following receipt of shareholder approval of the LINKBANCORP, Inc. 2022 Equity Incentive Plan described within this footnote.
On May 26, 2022, the Company’s shareholders approved the LINKBANCORP, Inc. 2022 Equity Incentive Plan (the “2022 Plan”). The 2022 Plan authorizes the issuance or delivery to participants of up to 475,000 shares of the Company’s common stock pursuant to grants of restricted stock, restricted stock units, stock options, and non-qualified stock options. The 2022 Plan is administered by the Committee. At least 95% of the awards under the 2022 Plan will vest no earlier than one year after the grant date.
The table below provides details of the Company’s stock options at March 31, 2025.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (in ‘000s)
Outstanding, December 31, 2024	591,791	$9.10	6.0	$145
Granted	—	—	—	—
Expired/terminated	(10,600)	9.88	—
Exercised	—	—	—
Outstanding, March 31, 2025	581,191	$9.09	5.8	$41
Exercisable at period end	396,391	$9.75	4.6	$24
The exercise prices for options outstanding as of March 31, 2025 ranged from $5.45 to $12.98. The Company recognized compensation expense for options of $21 and $30 during the three months ended March 31, 2025 and 2024, respectively.
The Company determined the expected lift of the stock options using a simplified method approach allowed for basic share options. The risk-free interest rate is based on the U.S. treasury yield curve in effect as of the grant date. Expected volatility was determined using the calculated value method of an option pricing model that substitutes the historical volatility of an appropriate industry sector index for the expected volatility.
The table below provides details of the Company’s restricted stock activity at March 31, 2025.
	Number of Shares	Average Market Price at Grant
Outstanding, December 31, 2024	393,083	$6.40
Restricted stock units granted	3,000	7.53
Expired/terminated	—
Vested	—
Outstanding, March 31, 2025	396,083	$6.41
The Company recognized stock-based compensation expense related to restricted shares of $356 and $172 for the three months ended March 31, 2025 and 2024, respectively.
At March 31, 2025, the total unrecognized stock-based compensation costs totaled $2.0 million and $288 thousand for restricted stock awards and stock options, respectively. These expenses will be recognized ratably as expense through May 2029.
The Company issued stock purchase warrants in connection with its initial stock offering via private placement, giving organizers the right to purchase shares of common stock at the initial offering price of $10 per share. For organizers, the warrants serve as a reward for bearing the financial risk of the Company’s organization by advancing “seed money” for its organizational and pre-opening expenses. The organizers’ warrants are non-voting and are exercisable for a period of ten years from the date of grant. All grants were issued during 2019. These warrants are transferable in accordance with the warrant agreement, but are not puttable to the Company. These shares may be issued from previously authorized but unissued shares of stock. The Board has made no additional authorization to issue any further warrants as of March 31, 2025 and has no current plans for future issuance of warrants. To date, organizers have not exercised any warrants since their issuance. As of March 31, 2025, there were 1,537,484 warrants outstanding with a strike price of $10 and an intrinsic value of $0.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
9.   REGULATORY CAPITAL REQUIREMENTS
The Bank is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking and Securities. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.
The Bank is subject to regulatory capital requirements administered by banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. As of March 31, 2025, the Bank has met all capital adequacy requirements to which it is subject.
The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, under-capitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If an institution is adequately capitalized, regulatory approval is required before the institution may accept brokered deposits. If an institution is undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.
The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets above the minimum but below the conservation buffer will face limitations on dividends, stock repurchases and certain discretionary bonus payments to management based on the amount of the shortfall. Under Basel III rules, banks must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The required capital conservation buffer is 2.50%.
The following table presents actual and required capital ratios as of March 31, 2025 and December 31, 2024 under the Basel III Capital Rules. Bank capital levels required to be considered well capitalized are based upon prompt corrective action regulations.
	March 31, 2025		December 31, 2024
(Dollars in Thousands)	Amount	Ratio	Amount	Ratio
Total capital
(to risk-weighted assets)
Actual	$300,631	12.61%	$282,736	11.55%
For capital adequacy purposes	190,666	8.00	195,914	8.00
To be well capitalized	238,333	10.00	244,892	10.00
Tier 1 capital
(to risk-weighted assets)
Actual	$279,092	11.71%	$263,058	10.74%
For capital adequacy purposes	143,000	6.00	146,935	6.00
To be well capitalized	190,666	8.00	195,914	8.00

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	March 31, 2025		December 31, 2024
(Dollars in Thousands)	Amount	Ratio	Amount	Ratio
Common equity
(to risk-weighted assets)
Actual	$279,092	11.71%	$263,058	10.74%
For capital adequacy purposes	107,250	4.50	110,201	4.50
To be well capitalized	154,916	6.50	159,180	6.50
Tier 1 capital
(to average assets)
Actual	$279,092	10.02%	$263,058	9.49%
For capital adequacy purposes	111,433	4.00	110,867	4.00
To be well capitalized	139,292	5.00	138,584	5.00
The federal banking agencies, including the FDIC, issued a rule pursuant to The Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 to establish for institutions with assets of less than $10 billion a “community bank leverage ratio” (the ratio of a bank’s tier 1 capital to average total consolidated assets) of 9% that qualifying institutions may elect to use in lieu of the generally applicable leverage and risk-based capital requirements under Basel III. If an election to use the community bank leverage ratio capital framework is made, a qualifying bank with less than $10 billion in assets with capital exceeding the specified community bank leverage ratio is considered compliant with all applicable regulatory capital and leverage requirements, including the requirement to be “well capitalized.” As of March 31, 2025 and December 31, 2024, the Bank had not elected to be subject to the alternative framework.
Federal and state banking regulations place certain restrictions on dividends paid by the Bank. The Pennsylvania Banking Code provides that cash dividends may be declared and paid out of accumulated net earnings. In addition, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements. Loans or advances by the Bank to the Company are limited to 10 percent of the Bank’s capital stock and surplus and must have collateral securing the loans or advances.
The Federal Reserve and the FDIC have adopted a rule that provides a banking organization the option to phase-in over a three-year period the effects of CECL on its regulatory capital upon the adoption of the CECL standard. The Company opted to exercise this phase-in option.
10.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.
The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making and monitoring commitments and conditional obligations as it does for on-balance sheet instruments. At both March 31, 2025 and December 31, 2024, the Company has an allowance for credit losses for off-balance sheet instruments of $1,857 included within the liabilities section of the balance sheet. There were no corresponding changes to the provision for credit losses for the three months ended March 31, 2025.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
At March 31, 2025 and December 31, 2024, the following financial instruments were outstanding whose contract amounts represent credit risk:
(In Thousands)	March 31, 2025	December 31, 2024
Unfunded commitments under lines of credit:
Home equity loans	$91,167	$97,677
Commercial real estate, construction, and land development	148,159	161,551
Commercial and industrial	332,514	353,078
Total	$571,840	$612,306
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory, and equipment.
11.   EARNINGS PER SHARE
The following table sets forth the composition of earnings per share:
	Three Months Ended March 31,
(In Thousands, except share and per share data)	2025	2024
Net income	$15,343	$5,726
Basic weighted average common shares outstanding	37,105,480	36,962,005
Net effect of dilutive stock options and warrants	4,693	6,700
Net effect of dilutive restricted stock awards and units	111,766	76,525
Diluted weighted average common shares outstanding	37,221,939	37,045,230
Net income per common share:
Basic	$0.41	$0.15
Diluted	$0.41	$0.15
The following is a summary of securities that could potentially dilute basic earnings per common share in future periods that were included in the computation of diluted earnings per common share in the periods presented.
	Three Months Ended March 31,
	2025	2024
Stock Options	24,791	24,691
Warrants	—	—
Restricted Stock Awards and Units	393,083	384,724
Total dilutive securities	417,874	409,415
The following is a summary of securities that could potentially dilute basic earnings per share in future periods that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	Three Months Ended March 31,
	2025	2024
Stock Options	556,400	511,400
Warrants	1,537,484	1,537,484
Restricted Stock Awards and Units	3,000	—
Total anti-dilutive securities	2,096,884	2,048,884
12.   DERIVATIVES
During the second quarter of 2023 the Company entered into a pay fixed / received variable interest rate swap with a notional amount of $75,000 which has a fixed rate of 3.28%, a maturity of five years and is designated against either a mix of one-month FHLB advances or brokered certificates of deposit. The Company will utilize, from time to time, interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. The notional amount of the interest rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. At March 31, 2025, the derivative contract is used to hedge the variable cash flows associated with monthly brokered deposits.
For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income (Loss) and subsequently reclassified into interest expense in the same period(s) during which the hedged transaction affects earnings. Amounts reported in Accumulated Other Comprehensive Income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. The amount reclassified to interest expense was $198 thousand for the three months ended March 31, 2025. Comparatively, the amount reclassified to interest expense for three months ended March 31, 2024 was $386 thousand. Over the next 12 months, the Company estimates that an additional $462 thousand will be reclassified as a reduction to interest expense.
The Company recorded $689 thousand and $1.65 million within other assets on the Consolidated Balance Sheets, which represented the fair value of this derivative at March 31, 2025 and December 31, 2024, respectively.
13.   SEGMENT INFORMATION
The Company’s reportable segment is determined by the Chief Executive Officer who is the designated chief operating decision maker, based upon information about the Company’s banking products and services offered. The segment is also distinguished by the level of information provided to the chief operating decision maker, who uses such information to review performance of various components of the business, such as branches and products offered, which are then aggregated if operating performance, products and services, and customers are similar. The chief operating decision maker will evaluate the financial performance of the Company’s business components by evaluating revenue streams, significant expenses, and budget to actual results in assessing the Company’s reportable segment and in the determination of allocating resources. The chief operating decision maker uses revenue streams to evaluate product pricing and significant expenses to assess performance and return on assets. The chief operating decision maker uses consolidated net income to benchmark the Company against its competitors. The benchmarking analysis coupled with the monitoring of budget to actual results are used in assessment performance and in establishing compensation. Interest income on loans and investments primarily provide the revenues in the banking segment. Interest expense on deposits and borrowings, provisions for credit losses, and payroll provide significant expenses in the banking operation.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
Accounting policies for segments are the same as those described in Note 1. Segment performance is evaluated using consolidated net income. Information reported internally for performance assessment by the chief operating decision maker follows, inclusive of reconciliations of segment totals to the financial statements.
	For the Three Months Ended March 31,
(In thousands)	2025	2024
Interest Income	$40,142	$38,775
Reconciliation of revenue
Other revenues	13,257	1,729
Total consolidated revenues	$53,399	$40,504
Interest Expense	14,311	13,891
Segment net interest income and noninterest income	$39,088	$26,613
Provision for credit losses	228	40
Salaries and employee benefits	11,156	11,118
Other Expenses	12,361	9,729
Consolidated net income (loss)	$15,343	$5,726
Other segment disclosures
Gain on sale of branches	$11,093	$—
Interest income	$40,142	$38,775
Interest expense	$14,311	$13,891
Depreciation	$417	$498
Amortization of intangible assets	$1,084	$1,207
Other significant noncash items:
Provision for credit loss	$228	$40
Total consolidated assets were $2.86 billion and $2.88 billion at March 31, 2025 and December 31, 2024, respectively.

Item 2.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis reflects the Company’s unaudited consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of the Company’s consolidated financial condition and results of operations. This Management’s Discussion and Analysis is presented in the following sections:
•
Forward Looking Statements

•
Overview and Strategy

•
Sale of New Jersey Solutions Centers

•
Financial Highlights

•
Comparison of Financial Condition at March 31, 2025 and December 31, 2024

•
Comparison of Operating Results for the Three Months Ended March 31, 2025 and 2024.

•
Liquidity, Commitments, and Capital Resources

•
Off-Balance Sheet Arrangements

•
Critical Accounting Estimates

•
Recently Issued Accounting Standards

Forward Looking Statements
This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” or words of similar meaning, or future or conditional verbs, such as “will,” “would,” “should,” “could,” or “may.” A forward-looking statement is neither a prediction nor a guarantee of future events. These forward-looking statements include, but are not limited to:
•
statements of our goals, intentions and expectations;

•
statements regarding our business plans, prospects, growth and operating strategies;

•
statements regarding the quality of our loan and investment portfolios; and

•
estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:
•
inflation and changes in market interest rates that reduce our margins and yields, reduce the fair value of financial instruments or reduce our volume of loan originations, or increase the level of defaults, losses and prepayments on loans we have made and make, whether held in portfolio or sold in the secondary market;

•
general economic conditions, either nationally or in our market area, that are worse than expected;

•
competition within our market area that is stronger than expected;

•
changes in the level and direction of loan delinquencies and charge-offs and changes in estimates of the adequacy of the allowance for credit losses;

•
our ability to access cost-effective funding;

•
fluctuations in real estate values and both residential and commercial real estate market conditions;

•
demand for loans and deposits in our market area;

•
our ability to continue to implement our business strategies;

•
competition among depository and other financial institutions;

•
any future FDIC insurance premium increases, or special assessment may adversely affect our earnings;

•
adverse changes in the securities markets;

•
changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

•
our ability to manage market risk, credit risk and operational risk;

•
our ability to enter new markets successfully and capitalize on growth opportunities;

•
the imposition of tariffs or other domestic or international governmental polices impacting the value of the products of our borrowers;

•
our ability to successfully integrate into our operations Partners’ assets, liabilities or systems we acquired, as well as new management personnel or customers, and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

•
changes in consumer spending, borrowing and savings habits;

•
our ability to maintain our reputation;

•
our ability to prevent or mitigate fraudulent activity;

•
changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

•
our ability to retain key employees and our existing customers;

•
a breach in security of our information systems, including the occurrence of a cyber incident or a deficiency in cyber security;

•
political instability or civil unrest;

•
risks and uncertainties related to a pandemic and resulting governmental and societal response and its effects on our business and operations;

•
acts of war or terrorism;

•
our ability to evaluate the amount and timing of recognition of future tax assets and liabilities;

•
our compensation expense associated with equity benefits allocated or awarded to our employees; and

•
changes in the financial condition, results of operations or future prospects of issuers of securities that we own.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. We disclaim any obligation to revise or update any forward-looking statements contained in this Quarterly Report on Form 10-Q to reflect future events or developments.
Overview and Strategy
The Company’s core strategy is to further its mission of “positively impacting lives” through community banking by building strong relationships that bring value to its customers, employees, the communities it serves and its shareholders. In pursuing this mission, the Company specifically desires to invest in the development of strong future leaders for the banking industry and our communities, to contribute to economically and socially flourishing communities, and to demonstrate the continued viability and integral role of community banking for our economic and social development.
The Company operates primarily through its wholly-owned subsidiary, LINKBANK, which provides traditional lending, deposit gathering and cash services to retail customers, small businesses and nonprofit organizations. The Bank focuses its lending activities on small businesses, targeted to create a diverse loan portfolio in relation to its underlying collateral and different business segments with unique cash flow generation and varied interest rate sensitivity. The Bank offers a full suite of deposit products and cash management services focused on the small business and nonprofit segments.
Our revenues consist primarily of interest income earned on loans and investments. Interest income is partially offset by interest expense incurred on deposits, borrowings and other interest-bearing liabilities. Net interest income is affected by the balances of interest-earning assets and interest-bearing liabilities and their relative interest rates. Net interest income is typically further reduced by a provision for credit losses.
Non-interest income also contributes to our operating results, consisting of service charges on deposit accounts, earnings on bank-owned life insurance, revenue from the sale of securities, and revenue from the sale of SBA loans and residential mortgage loans to the secondary market and related servicing fees. Non-interest expenses, which include salaries and employee benefits, occupancy and equipment costs, data processing, professional fees, FDIC insurance expense, merger and restructuring expense, intangible amortization, Bank shares tax, and other general and administrative expenses, are the Company’s primary expenditures incurred as a result of operations.
Financial institutions, in general, are significantly affected by economic conditions, competition, and the monetary and fiscal policies of the federal government. Lending activities are influenced by the demand for and supply of housing and commercial real estate, competition among lenders, interest rate conditions, and funds availability. Our operations and lending are concentrated in South Central Pennsylvania in Dauphin, Chester, Cumberland, Lancaster, Northumberland, Schuylkill, and York Counties, the counties of Wicomico, Charles, Anne Arundel, and Worcester counties in Maryland, Sussex county in Delaware, Spotsylvania and Fairfax counties in Virginia, and the city of Fredericksburg, Virginia. Our operations and lending are influenced by local economic conditions. Deposit balances and cost of funds are influenced by prevailing market rates on competing investments, customer preferences, and levels of personal income and savings in our primary market area. Operations are also significantly impacted by government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially impact the Company.
Sale of New Jersey Solutions Centers
On March 31, 2025, the Bank completed the sale of the New Jersey operations of the Bank pursuant to a purchase and assumption agreement (the “Agreement”) with American Heritage Federal Credit Union (“AHFCU”) pursuant to which AHFCU purchased certain assets and assumed certain liabilities (the “Transaction” or “New Jersey Branch Sale”), including all three branch locations (including two branch leases).
Under the Agreement, AHFCU acquired $105.0 million in loans, $2.1 million in fixed assets, and $87.1 million in deposits. The total deposit premium paid by AHFCU was 7% or $6.2 million. With respect to acquired loans, AHFCU paid an amount equal to the principal balances plus any accrued but unpaid interest and late charges on the loans measured as of the closing date. The loans sold had related unamortized loan discounts of $6.7 million which were taken into income concurrent with the sale. The portion of the core deposit intangible asset that was attributable to the deposits sold approximated $1.3 million and was written off concurrent with the sale. AHFCU paid book value for fixed assets, real estate, and other assets located at the owned branches. The Transaction resulted in an after-tax gain, net of transaction costs, of approximately $8.7 million.
Financial Highlights
The following is a summary of the financial highlights as of and for the three months ended March 31, 2025:
•
Quarterly Net Income and Net Income Per Share — Net income was $15.3 million for the three months ended March 31, 2025, a $9.6 million increase from the same period in 2024 and a $7.8 million increase from the three months ended December 31, 2024 (“Linked Quarter”). Diluted earnings per share was $0.41 for the three months ended March 31, 2025, compared to $0.15 per diluted share for the comparable period in 2024.

•
Net Interest Income — Net interest income before provision for credit losses increased $947 thousand or 3.81% for the three months ended March 31, 2025 compared to the same period in 2024. Net interest margin for the first quarter of 2025 was 3.94%, representing a nine basis points decrease over the same period in 2024. Compared to the Linked Quarter, net interest income before provision for credit losses increased $286 thousand and net interest margin increased nine basis points.

•
Sale of New Jersey Solutions Centers — The Company successfully executed the sale of the New Jersey operations of the Bank which resulted in an after-tax gain of approximately $8.7 million, recorded within noninterest income.

See the sections below for a complete analysis of the results of operations for the three months ended March 31, 2025.
Comparison of Financial Condition at March 31, 2025 and December 31, 2024
Total assets at March 31, 2025, were $2.86 billion, a decrease of $17.3 million, or 0.60%, from $2.88 billion at December 31, 2024. The decrease in total assets was primarily due to a decrease in assets held for sale of $94.1 million, from $94.1 million at December 31, 2024 to $0 at March 31, 2025 as a result of the completion of the New Jersey Branch Sale. This decrease was partially offset by an increase in cash and cash equivalents of $54.1 million, from $166.1 million at December 31, 2024 to $220.2 million at March 31, 2025, an increase in loans held for investment of $18.2 million, from $2.26 billion at December 31, 2024 to $2.27 billion at March 31, 2025, and an increase in securities available-for-sale of $13.6 million, from $145.6 million at December 31, 2024 to $159.2 million at March 31, 2025.
Cash and cash equivalents increased $54.1 million, or 32.6%, from $166.1 million at December 31, 2024 to $220.2 million at March 31, 2025. The increase was primarily due to:
Primary Cash Inflows
•
Net increase in deposits of $66.2 million;

•
Proceeds from sale of New Jersey Branches of $26.2 million;

•
Net cash from investment securities (sales, calls, maturities, and principal repayments) of $7.6 million; and

•
Cash from operating activities of $2.6 million.

Primary Cash Outflows
•
Net increase in cash funding of loans receivable of $20.7 million;

•
Purchase of investment securities available for sale of $15.1 million;

•
Repayment of short-term borrowings of $10.0 million; and

•
Dividends paid of $2.8 million.

Securities available-for-sale increased $13.6 million during the three months ended March 31, 2025, with a balance of $159.2 million at March 31, 2025 and $145.6 million as of December 31, 2024. The increase was primarily due to purchases of investment securities of $15.1 million and an increase in the fair value of our securities of $2.1 million as a result of changes in market interest rates. The increase was partially offset by principal repayments totaling $3.7 million.
Securities held to maturity decreased $3.9 million, or 12.2%, to $28.1 million at March 31, 2025 from $32.0 million at December 31, 2024. This decrease was the result of a maturity of $3.0 million and other principal repayments of $893 thousand.

Net loans receivable increased during the three months ended March 31, 2025 as shown in the table below:
(dollars in thousands)	March 31, 2025	December 31, 2024	Change	%
Agriculture loans	$66,684	$67,741	$(1,057)	(1.56)%
Construction loans	136,421	152,619	(16,198)	(10.61)
Commercial loans	257,302	245,833	11,469	4.67
Commercial real estate loans
Multifamily	215,916	211,778	4,138	1.95
Owner occupied	472,895	477,742	(4,847)	(1.01)
Non-owner occupied	645,793	628,237	17,556	2.79
Residential real estate loans
First liens	378,420	373,469	4,951	1.33
Second liens and lines of credit	79,905	76,713	3,192	4.16
Consumer and other loans	17,097	17,086	11	0.06
Municipal loans	3,012	3,886	(874)	(22.49)
Total Loans	2,273,445	2,255,104	18,341	0.81
Deferred costs	496	645	(149)	(23.10)
Allowance for credit losses	(26,619)	(26,435)	(184)	0.70
Total	$2,247,322	$2,229,314	18,008	0.81%
The above table does not include loans that were held for sale at December 31, 2024 related to the New Jersey Branch Sale.
Commercial real estate loans increased $16.8 million during the first three months of 2025. This growth was not attributable to any one significant relationship and was primarily the result of current balances of new loan originations of $41.1 million partially offset by net loan repayment activity. Construction loans decreased $16.2 million during the first three months of 2025 primarily due to paydowns on existing loans of $29.8 million which was partially offset by originations of $6.8 million and draws on existing loans of $15.5 million. Commercial loans increased $11.5 million from December 31, 2024, resulting from $15.6 million in balances on newly originated loans offset by net loan repayments on existing loans.
The allowance for credit losses-loans increased $184 thousand from $26.4 million at December 31, 2024 to $26.6 million at March 31, 2025. The primary driver of the increased allowance for credit losses-loans was a provision for credit losses of $265 thousand during the three months ended March 31, 2025, offset by net charge-offs of $81 thousand. Refer to Note 4 within the unaudited Consolidated Financial Statements for further information.
At March 31, 2025, non-performing loans, which is defined as non-accrual loans, and loans delinquent greater than 90 days and still accruing interest, was $26.0 million or 1.15% of total gross loans. This compares to $17.2 million of non-performing loans at December 31, 2024, which equated to 0.76% of total gross loans. The increase in non-accrual loans was primarily due to three loans put on non-accrual during the quarter with total carrying value of $8.8 million. Two of these loans are non-owner occupied commercial real estate loans and one is a commercial and industrial loan. The Company is in process of obtaining updated appraisals of the underlying collateral but no specific reserve was required as of March 31, 2025. Our allowance for credit losses for loans totaled $26.6 million at March 31, 2025 and represented 1.17% of our total gross loans, compared to $26.4 million or 1.17% of our total gross loans at December 31, 2024. At March 31, 2025 and December 31, 2024, the Company had no other real estate owned.
The federal banking regulators have issued guidance for those institutions which are deemed to have concentrations in commercial real estate lending. Pursuant to the supervisory criteria contained in the guidance for identifying institutions with a potential commercial real estate concentration risk, institutions which have (1) total reported loans for construction, land development and other land acquisitions which represent 100%

or more of an institution’s total risk-based capital; or (2) total commercial real estate loans representing 300% or more of the institution’s total risk-based capital and the institution’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months are identified as having potential commercial real estate concentration risk. Institutions which are deemed to have concentrations in commercial real estate lending are expected to employ heightened levels of risk management with respect to their commercial real estate portfolios and may be required to hold higher levels of capital. The Company, like many community banks, has a concentration in commercial real estate loans, and the Company has experienced growth in its commercial real estate portfolio in recent years, including through the recently completed Partners Merger.
At March 31, 2025, non-owner-occupied commercial real estate loans (including construction, land and land development loans) represented 331.85% of total risk based capital, a decrease compared to 365.65% at December 31, 2024, primarily due to the New Jersey Branch Sale. Construction, land and land development loans represented 45.37% of total risk based capital at March 31, 2025 compared to 55.97% at December 31, 2024. These percentages of non-owner-occupied commercial real estate loans to total risk based capital, and construction loans to total risk based capital were calculated using total loans in accordance with prevailing regulatory guidance. Management has implemented and continues to maintain heightened risk management procedures and prudent underwriting criteria with respect to its commercial real estate portfolio. Loan monitoring practices include but are not limited to periodic stress testing analysis to evaluate changes to cash flows and changes in collateral values to determine the loan level of stress over key underwriting metrics such as debt service coverage ratios, and loan-to-value ratios. Nevertheless, we may be required to maintain higher levels of capital as a result of our commercial real estate concentrations, which could require us to obtain additional capital and may adversely affect shareholder returns. The Company’s Capital Policy and Capital Plan has established internal minimum targets for regulatory capital ratios that are in excess of well capitalized ratios.
At March 31, 2025 and December 31, 2024, the Company had no concentrations of loans in any one industry exceeding 10% of its total loan portfolio. An industry for this purpose is defined as a group of businesses that are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.
Deposits grew by $73.1 million, or 3.1%, to $2.43 billion at March 31, 2025 from $2.36 billion at December 31, 2024. Changes in the deposit types are presented in the table below:
(in thousands)	March 31, 2025	December 31, 2024	Change	%
Demand, noninterest-bearing	$646,002	$658,646	$(12,644)	(1.9)%
Demand, interest-bearing	577,170	525,173	51,997	9.9
Money market and savings	553,240	540,030	13,210	2.4
Time deposits, $250,000 and over	166,441	164,901	1,540	0.9
Time deposits, other	387,226	368,217	19,009	5.2
Brokered deposits	103,615	103,615	—	—
Total deposits	$2,433,694	$2,360,582	$73,112	3.1%
The above table does not include deposits that were held for sale at December 31, 2024 related to the New Jersey Branch Sale.
The increase of $39.4 million in demand deposits during the first three months of 2025 was primarily the result of new accounts opened during the first three months of 2025, primarily interest-bearing, partially offset by net decreases in existing account balances, with new accounts contributing approximately $22.2 million in balance at March 31, 2025. New accounts opened during the first three months of 2025 also explained the growth in money market and savings accounts, contributing $19.0 million to the overall balance growth of $13.2 million.
The increase of $20.5 million in total time deposits during the first three months of 2025 was primarily the result of new account openings during the first three months of the year, partially offset by decreases in account balances, with new accounts contributing approximately $47.1 million in the balance at March 31, 2025.

The Company has estimated deposits that exceed the FDIC insurance limit of $250,000 of $840.6 million, or 34.5% of total deposits and $807.5 million, or 34.7% of total deposits at March 31, 2025 and December 31, 2024, respectively. Total uninsured deposits is calculated based on regulatory reporting requirements and reflects the portion of any deposit of a customer at an insured depository institution that exceeds the applicable FDIC insurance coverage for that depositor at that institution and amounts in any other uninsured investment or deposit accounts that are classified as deposits and not subject to any federal or state deposit insurance regime. As of March 31, 2025 and December 31, 2024, the total uninsured deposits includes $39.7 million and $44.2 million, respectively, of municipal deposits that exceed the FDIC insurance limits. These municipal deposits are fully secured with pledged securities from our available for sale securities portfolio.
At both March 31, 2025 and December 31, 2024, long-term borrowings consisted of $40 million in long-term FHLB advances. In the first quarter of 2024, the Company replaced some of its overnight borrowings with a lower cost, $40 million term advance with a fixed interest rate of 4.827%, maturing in February 2026.
At March 31, 2025 and December 31, 2024, short term FHLB advances were $0 and $10 million, respectively.
During the second quarter of 2023, the Company entered into a pay fixed/received variable interest rate swap with a notional amount of $75 million which has a fixed rate of 3.28%, and a maturity of five years. As part of the transaction, the Company will receive an offset to the interest incurred on either a mix of one-month FHLB advances or brokered certificates of deposit at a rate equal to one-month SOFR. Our time deposits balance as of March 31, 2025 contained $75 million of one-month maturity brokered deposits that matured in April 2025. As part of our interest rate swap transaction, the Company has committed to maintain either one-month advances from the FHLB or brokered deposits with a duration of one month through May 2028.
Subordinated debt with a carrying value of $20.1 million was assumed as part of the Gratz Merger. These notes bear interest at a fixed interest rate of 5.0% per year for five years and then float at an index tied to the SOFR. The notes have a term of ten years, with a maturity date of October 1, 2030. The notes are redeemable at the option of the Company, in whole or in part, subject to any required regulatory approvals after five years, or October 1, 2025.
Additionally, on April 8, 2022, LINKBANCORP issued subordinated debt with a carrying value of $20.0 million. These notes bear interest at a fixed annual rate of 4.50% per year up to April 15, 2027 and then float to an index tied to the three-month SOFR, plus 203 basis points. Subject to limited exceptions, the Company cannot redeem the notes before the fifth anniversary of the issuance date.
Subordinated notes with carrying value of $22.0 million were assumed in the Partners Merger within two tranches of debt issuances. The first tranche has a face value of $4.5 million and bear interest at a fixed rate of 6.875% per year for four years. The second tranche has a face value of $18.05 million and bear interest at a fixed rate of 6.0% per year until it becomes redeemable on July, 1 2025. Subsequent to becoming redeemable, it will bear interest at a variable rate of 90 days SOFR plus 590 basis points.
Total shareholders’ equity increased by $13.8 million, or 4.9%, to $294.1 million at March 31, 2025 from $280.2 million at December 31, 2024. The increase was primarily attributable to net income of $15.3 million for the first three months ended March 31, 2025. This increase was partially offset by dividends of $2.8 million for the three months ended March 31, 2025.
Comparison of Results of Operations for the Three Months Ended March 31, 2025 and 2024
General:   Net income was $15.3 million for the three months ended March 31, 2025, or $0.41 per diluted share, an increase of $9.6 million compared to net income of $5.7 million, or $0.15 per diluted share, for the three months ended March 31, 2024.
The increase in net income for the three months ended March 31, 2025, as compared to the three months ended March 31, 2024 was primarily the result of an increase in other income of $11.5 million due to the sale of the New Jersey solutions centers, and an increase in interest and dividend income of $1.4 million. Offsetting the increase in net income was an increase in interest expense of $420 thousand, and an increase in non-interest expense of $408 thousand.
Analysis of Net Interest Income
Net interest income represents the difference between the interest the Company earns on its interest-earning assets, such as loans and investment securities, and the expense the Company pays on interest-bearing liabilities, such as deposits and borrowings. Net interest income depends on both the volume of our interest-earning assets and interest-bearing liabilities and the interest rates the Company earns or pays on them.
Average Balances, Interest and Average Yields:   The following table sets forth certain information relating to average balance sheets and reflects the average annualized yield on interest-earning assets and average annualized cost of interest-bearing liabilities, interest earned and interest paid for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances over the periods indicated. The average balances for loans are net of allowance for credit losses, but include non-accrual loans. The loan yields include net amortization of certain deferred fees and costs that are considered adjustments to yields. Yields on earning assets are shown on a fully taxable-equivalent basis assuming a tax rate of 21%.
	For the Three Months Ended March 31,
	2025			2024
(Dollars in thousands)	Avg Bal	Interest(2)	Yield/Rate	Avg Bal	Interest(2)	Yield/Rate
Int. Earn. Cash	$119,269	$972	3.31%	$82,420	$898	4.38%
Securities
Taxable(1)	142,867	1,749	4.96%	114,896	1,391	4.87%
Tax-Exempt	43,845	481	4.45%	42,984	457	4.28%
Total Securities	186,712	2,230	4.84%	157,880	1,848	4.71%
Total Cash Equiv. and Investments	305,981	3,202	4.24%	240,300	2,746	4.60%
Total Loans(3)	2,350,031	37,041	6.39%	2,240,714	36,125	6.48%
Total Interest-Earning Assets	2,656,012	40,243	6.14%	2,481,014	38,871	6.30%
Other Assets	191,469			210,826
Total Assets	$2,847,481			$2,691,840
Interest bearing demand	$545,475	$3,048	2.27%	$424,781	$1,942	1.84%
Money market demand	555,663	2,937	2.14%	587,455	3,174	2.17%
Time deposits	632,649	6,372	4.08%	608,192	6,731	4.45%
Total Borrowings(4)	149,922	1,954	5.29%	140,621	2,044	5.85%
Total Interest-Bearing Liabilities	1,883,709	14,311	3.08%	1,761,049	13,891	3.17%
Non Int Bearing Deposits	649,440			632,637
Total Cost of Funds	$2,533,149	$14,311	2.29%	$2,393,686	$13,891	2.33%
Other Liabilities	30,229			31,359
Total Liabilities	$2,563,378			$2,425,045
Shareholders’ Equity	$284,103			$266,795
Total Liabilities & Shareholders’ Equity	$2,847,481			$2,691,840
Net Interest Income/Spread (FTE)		25,932	3.06%		24,980	3.13%
Tax-Equivalent Basis Adjustment		(101)			(96)
Net Interest Income		$25,831			$24,884
Net Interest Margin			3.94%			4.03%

(1)
Taxable income on securities includes income from available for sale securities and income from certificates of deposits with other banks.

(2)
Income stated on a tax equivalent basis which is non-GAAP and is reconciled to GAAP at the bottom of the table.

(3)
Includes the balances of nonaccrual loans.

(4)
Includes the effect of the interest rate swap, which reduced interest expense by $198 and $386 during the three months ended March 31, 2025 and 2024, respectively.

Rate/Volume Analysis
The following table reflects the sensitivity of the Company’s interest income and interest expense to changes in volume and in yields on interest-earning assets and costs of interest-bearing liabilities during the periods indicated.
	Three Months Ended March 31, 2025 vs. 2024 Increase (Decrease) Due To:
(Dollars in thousands)	Rate	Volume	Net
Interest Income:
Int. Earn. Cash	$(315)	$389	$74
Securities
Taxable	32	326	358
Tax-Exempt	18	6	24
Total Securities	50	332	382
Total Loans	(522)	1,438	916
Total Interest-Earning Assets	(787)	2,159	1,372
Interest Expense:
Interest bearing demand	558	548	1,106
Money market demand	(41)	(196)	(237)
Time deposits	(627)	268	(359)
Total Borrowings	(224)	134	(90)
Total Interest-Bearing Liabilities	(334)	754	420
Change in Net Interest Income	$(453)	$1,405	$952
Net Interest Income:   Net interest income increased by $947 thousand, or 3.8%, to $25.8 million for the three months ended March 31, 2025, compared to $24.9 million for the three months ended March 31, 2024. The increase can be mostly attributed to higher average balances in loans. The increase was partially offset by an increase in interest expense resulting from an increase in average balances of interest bearing liabilities. The net interest margin decreased nine basis points to 3.94% for the three months ended March 31, 2025 from 4.03% for the three months ended March 31, 2024.
Interest Income:   Interest income increased to $40.1 million for the three months ended March 31, 2025, compared to $38.8 million for the three months ended March 31, 2024 primarily due to an increase in interest income on loans as a result of the growth in average loans. The growth in the average balance of interest earning assets which increased $175.0 million to $2.66 billion for the three months ended March 31, 2025 compared to $2.48 billion for the comparable period in 2024 contributed $2.2 million to the increase in interest income. The growth in the average balance of interest earning assets was due primarily to the increase in the average balance of loans which increased $109.3 million to $2.35 billion for the three months ended March 31, 2025 as compared to the same period in 2024 contributed $1.4 million to the increase in interest income. This growth was partially offset by a decrease in the average yield on loans which decreased nine basis points on an annualized basis from 6.48% for the three months ended March 31, 2024 to 6.39% for the three months ended March 31, 2025. In general, the lower average yield on the loan portfolio can be attributable to the amount of income recognized from the amortization of net loan discounts. Amortization of net loan discounts recorded as part of purchase accounting adjustments to acquired loans contributed $3.5 million to the increase in interest income during the three months ended March 31, 2025 compared to $4.6 million for the first quarter of 2024. Overall the average yield of interest earning assets decreased 16 basis points on an annualized basis to 6.14% for the three months ended March 31, 2025 as compared to the same period in 2024.
Interest Expense:   Interest expense increased by $420 thousand, or 3.0%, to $14.3 million for the three months ended March 31, 2025, compared to $13.9 million for the three months ended March 31, 2024. The increase in interest expense was primarily due to the increase in the average balance of interest bearing liabilities, which increased $122.7 million to $1.88 billion for the three months ended March 31, 2025 compared to $1.76 billion for the three months ended March 31, 2024. The increase in interest expense was offset by a decrease in the interest rate paid on interest bearing liabilities. The average rate paid on interest-bearing liabilities decreased nine basis points on an annualized basis from 3.17% for the three months ended March 31, 2024 to 3.08% for the three months ended March 31, 2025. Amortization, including the disposal of three solution centers and regular amortization, of net discounts on acquired interest bearing liabilities recorded as part of purchase accounting adjustments through the Partners Merger contributed $164 thousand to the increase in interest expense during the three months ended March 31, 2025 compared to amortization of $1.0 million during the first quarter of 2024. Interest expense on borrowings was reduced by $198 thousand and $386 thousand during the first quarters of 2025 and 2024, respectively, due to the impact of the interest rate swap.
Provision for Credit Losses:   The provision for credit losses is the resulting expense from the allowances for credit losses on loans, unfunded commitments, and held-to-maturity securities. The provision for credit losses was $228 thousand for the three months ended March 31, 2025, compared to a provision of $40 thousand for the three months ended March 31, 2024. The majority of the provision for credit losses can be attributable to an increase in forecasted losses on loans at March 31, 2025 when compared to March 31, 2024.
The Company completes a comprehensive quarterly evaluation to determine its provision for credit losses. The evaluation reflects analyses of individual borrowers and historical loss experience, and changes in net loan balances, supplemented as necessary by credit judgment that considers observable trends, conditions, and other relevant environmental and economic factors.
Refer to Note 4 of the Notes to the Consolidated Financial Statement for additional details on the provision for credit losses.
Non-interest Income:   Non-interest income increased by $11.5 million to $13.3 million for the three months ended March 31, 2025, from $1.7 million recognized during the same period in 2024. The increase was primarily due to the gain on sale of the New Jersey solutions centers of $11.1 million and an increase of $281 thousand in service charges on deposit accounts.
Non-interest Expense:   Non-interest expense increased $408 thousand, or 2.1%, to $19.7 million for the three months ended March 31, 2025 from $19.3 million for the three months ended March 31, 2024. The increase was largely due to: (1) an increase of $486 thousand in other expenses mainly due to a one time accrual of directors fees related to the reduction of the size of the Board of Directors; (2) an increase in FDIC insurance and supervisory fees of $247 thousand; and (3) an increase of $217 thousand in equipment and data processing fees. Based on our analysis of the non-interest expenses incurred during the three months ended March 31, 2025, management identified two specific items that caused total expenses to be incurred at a higher rate than we anticipate in future quarters. The first item identified was recorded within salaries and employee benefits for $490 thousand and represents a bonus accrual recorded in connection with the closing of the New Jersey Branch Sale. The second item was recorded within other expenses for $381 thousand and represents the accrual recorded for expenses to be incurred in connection with our Board of Directors restructuring, whereby the size of the Board will be reduced effective upon our annual shareholders’ meeting in May of 2025.
Income Tax Expense:   Income tax expense for the three months ended March 31, 2025 totaled $3.9 million compared to an income tax expense of $1.6 million for the same period in 2024 as a result of an increase in income before income tax expense. The income tax expense recognized for the three months ended March 31, 2025 and 2024 was the direct result of our net income adjusted for tax free income and non-deductible merger and branch sale related expenses. We recognized an income tax expense for the three months ended March 31, 2025 at an effective tax rate of 20.1%. As a result of the Partners Merger, the Company now has nexus in states with applicable state corporate income taxes which is adding to the effective tax rate and resulting in a rate greater than our statutory federal tax rate of 21% in some periods. This is compared to income tax expense for the three months ended March 31, 2024 which resulted in an effective tax rate of 21.8% which is more than our federal statutory rate of 21%.
Liquidity, Commitments, and Capital Resources
The Company’s liquidity, represented by cash and due from banks, is a product of our operating, investing and financing activities. The Company’s primary sources of funds are deposits, principal repayments of securities and outstanding loans, and funds provided from operations. In addition, the Company invests excess funds in short-term interest-earnings assets such as overnight deposits or U.S. agency securities, which provide liquidity to meet lending requirements. While scheduled payments from the amortization of loans and securities and short-term investments are relatively predictable sources of funds, general interest rates, economic conditions and competition greatly influence deposit flows and repayments on loans and mortgage-backed securities.
The Company strives to maintain sufficient liquidity to fund operations, loan demand and to satisfy fluctuations in deposit levels. The Company is required to have enough investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure safe and sound banking operations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Our attempts to maintain adequate but not excessive liquidity, and liquidity management is both a daily and long-term function of the Company’s business management. We manage our liquidity in accordance with a board of directors-approved asset liability policy, which is administered by the Company’s asset-liability committee (“ALCO”). ALCO reports interest rate sensitivity, liquidity, capital and investment-related matters on a quarterly basis to the Company’s board of directors.
The Company reviews cash flow projections regularly and updates them in order to maintain liquid assets at levels believed to meet the requirements of normal operations, including loan commitments and potential deposit outflows from maturing certificates of deposit and savings withdrawals. Certificates of deposit due within one year of March 31, 2025, totaled $603.6 million, or 91.8% of our certificates of deposit, and 24.8% of total deposits. Of these certificates of deposit, $103.6 million are brokered deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other deposits and FHLB advances. Depending on market conditions, we may be required to pay higher rates on such deposits or borrowings than we currently pay. We believe, however, based on past experience that a significant portion of such deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered. Additionally, management noted that approximately 13.2% of our deposits (measured on a year-to-date average balance) consisted of balances in escrow-type deposits which are distributed among different customers with no customer exceeding our policy limits on size of deposits. While deposits are the Company’s primary source of funds, when needed the Company is also able to generate cash through borrowings from the Federal Home Loan Bank of Pittsburgh (“FHLB”). At March 31, 2025, the Company had $40.0 million in outstanding FHLB borrowings with a remaining available capacity with FHLB, subject to certain collateral restrictions, of approximately $735.7 million.
In addition to our available borrowing capacity at the FHLB, the Company has lines of credit with multiple financial institutions that provide an available $77.0 million of additional liquidity at March 31, 2025. The Company also maintains available credit at the Federal Reserve Bank’s Discount Window of $23.9 million at March 31, 2025.
The following table shows the Company’s available liquidity at March 31, 2025.
(In Thousands) Liquidity Source	Capacity	Outstanding	Available
Federal Home Loan Bank	$775,676	$40,000	$735,676
Federal Reserve Bank Discount Window	23,920	—	23,920
Correspondent Banks	77,000	—	77,000
Total	$876,596	$40,000	$836,596

Consistent with the Company’s goals to operate as a sound and profitable financial institution, the Company actively seeks to maintain the Bank’s status as a well-capitalized institution in accordance with regulatory standards. As of March 31, 2025 and December 31, 2024, the Bank met the capital requirements to be considered “well capitalized.” See Note 10 within the Notes to the unaudited Consolidated Financial Statements for more information regarding our capital resources.
Off-Balance Sheet Arrangements and Contractual Obligations
See Note 11 within the Notes to the unaudited Consolidated Financial Statements beginning for more information regarding the Company’s off-balance sheet arrangements.
Critical Accounting Estimates
It is management’s opinion that accounting estimates covering certain aspects of the Company’s business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity required in making such estimate, which have a material impact on the carrying value of certain assets and liabilities. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. The more significant areas in which the Company’s management applies critical assumptions and estimates include the following:
Allowance for credit losses:   The loan portfolio is the biggest asset on the Company’s balance sheet. The allowance for credit losses represents management’s estimate of credit losses in the loan portfolio at the balance sheet date. A provision for credit losses is recorded to adjust the level of the allowance for credit losses as deemed necessary by management. The allowance for credit losses consists of reserves on loans that share similar risk characteristics, and reserves on loans that do not share similar risk characteristics.
Expected credit losses are estimated over the contractual term of the loan, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: management has a reasonable expectation at the reporting date that a restructured loan will be executed with an individual borrower or the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancelable by the Company. Management’s determination of the adequacy of the allowance for credit losses is based on periodic evaluations of past events, including historical credit loss experience on financial assets with similar risk characteristics, historical credit losses experienced by peer institutions on financial assets with similar risk characteristics, current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the financial assets. This evaluation has subjective components requiring material estimates, including forecasted national economic conditions such as U.S. GDP and U.S civilian unemployment rate, expected default probabilities, the expected loss given default, and the amounts and timing of expected future cash flows. This evaluation is also subject to adjustment through qualitative factor considerations. All of these factors may be susceptible to significant change.
Changes in the Federal Open Market Committee (the “FOMC”) median forecasted year over year U.S. civilian unemployment rate, the year over year change in U.S. GDP, and S&P/Case-Shiller U.S. National Home Price Index (“HPI”) could have a material impact on the model’s estimation of the allowance. FOMC projections are sourced from a quarterly Summary of Projections, which accompanies select FOMC meetings. An immediate “shock” or increase of 25% in the FOMC’s projected rate of U.S. civilian unemployment, a decrease of 25% in the FOMC’s projected rate of U.S. GDP growth, and 25% decrease in the HPI would increase the model’s total calculated allowance by approximately $3.7 million, or 13.9%, to $30.3 million as of March 31, 2025, assuming qualitative adjustments are kept at current levels. An immediate decrease of 25% in the FOMC’s projected rate of U.S. civilian unemployment, an increase of 25% in the FOMC’s projected rate of U.S. GDP growth, and 25% increase in the HPI would decrease the model’s total calculated allowance by approximately $3.6 million, or 13.7%, to $23.0 million as of March 31, 2025, assuming qualitative adjustments are kept at current levels. While management’s current evaluation of the allowance for credit losses indicates that the allowance is appropriate, the allowance may need to be increased under adversely different conditions or assumptions. Additionally, changes in those factors and inputs may not occur at the same rate and inputs may be directionally inconsistent, such that improvements in one factor may offset deterioration in others.

Generally, loans that do not share similar risk characteristics are collateral-dependent and impairment is measured through the collateral method. Appraisals of the underlying value of property securing loans are critical in determining impairment. Assumptions used in appraisals could affect the valuation of a property securing a loan and the related allowance determined. Management reviews the assumptions supporting such appraisals to determine that resulting values reasonably reflect amounts realizable on related loans.
When the measurement of these loans is less than the recorded investment in the loan, the shortfall is recorded through the allowance for credit losses. To the extent that actual results differ from management estimates, additional provisions for credit losses may be required that would adversely impact earnings in future periods.
Recently Issued Accounting Standards
Recently issued accounting standards are included in Note 1 of the Notes to the unaudited Consolidated Financial Statements.
Item 3.
Quantitative and Qualitative Disclosure About Market Risk

Not required for smaller reporting companies.
Item 4.
Controls and Procedures

Evaluation of Disclosure Controls and Procedures
As of the end of the period covered by this Quarterly Report on Form 10-Q, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply judgment in evaluating its controls and procedures. Based on their evaluation of the Company’s disclosure controls and procedures as of March 31, 2025, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and regulations and are operating in an effective manner.
Changes in Internal Control Over Financial Reporting
There were no changes in the Company’s internal control over financial reporting (as such term is defined in 13a-15(f) and Rule 15d-15(f) under the Exchange Act) that occurred during the quarter ended March 31, 2025, that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
PART II — OTHER INFORMATION
Item 1.
Legal Proceedings

At March 31, 2025, the Company is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business, which involve amounts in the aggregate believed by management to be immaterial to the financial condition and operating results of the Company.
Item 1A — Risk Factors
There have been no material changes to the risk factors set forth under Item 1.A. Risk Factors as set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024.

Item 2.
Unregistered Sales of Equity Securities and, Use of Proceeds

None
Item 3.
Defaults Upon Senior Securities

None
Item 4.
Mine Safety Disclosures

Not applicable
Item 5.
Other Information

During the first quarter of 2025, none of our directors or officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any “non-Rule 10b5-1 trading arrangement,” as that term is used in SEC regulations.

Item 6.
Exhibits

EXHIBIT INDEX
Exhibit Number	Description
3.1	Articles of Incorporation, as amended, incorporated by reference to Exhibit 3.1 to Form S-4 Registration Statement, filed May 7, 2021
3.2	Amendment to Articles of Incorporation, incorporated by reference to Exhibit 3.2 to Form 10-K, filed March 31, 2025
3.3	Amended and Restated Bylaws, incorporated by reference to Exhibit 3.1 to Form 8-K, filed December 1, 2023
31.1	Certification of Principal Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Principal Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32	Section 1350 Certification
101 INS**	The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document
101 SCH**	Inline XBRL Taxonomy Extension Schema Document
101 CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101 DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101 LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101 PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File — the cover page interactive data file does not appear in the interactive date file because its XBRL tags are embedded with the inline XBRL document.

**
Attached as Exhibit 101 to this report are the following formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheet as of March 31, 2025 and December 31, 2024; (ii) Consolidated Statements of Operations for the three months ended March 31, 2025 and 2024; (iii) Consolidated Statements of Comprehensive Income for the three months ended March 31, 2025 and 2024; (iv) Consolidated Statements of Cash Flows for the three months ended March 31, 2025 and 2024; (v) Consolidated Statements of Changes in Shareholders’ Equity for the three months ended March 31, 2025 and 2024; and (vi) Notes to Unaudited Consolidated Financial Statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 9, 2025
LINKBANCORP, INC.
By:
/s/ Andrew Samuel

Andrew Samuel
Vice Chairman and Chief Executive Officer
(Principal Executive Officer)
By:
/s/ Kristofer Paul

Kristofer Paul
Chief Financial Officer
(Principal Financial Officer)
(Principal Accounting Officer)

Annex G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from        to
Commission File Number 001-41505

LINKBANCORP, Inc.
(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	82-5130531 (I.R.S. Employer Identification No.)
1250 Camp Hill Bypass, Suite 202
Camp Hill, PA 17011
(Address of principal executive offices)
Registrant’s telephone number, including area code: (855) 569-2265
Former name, former address, and former fiscal year, if changed since last report: N/A

Securities registered pursuant to Section 12(b) of the Act.
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	LNKB	The NASDAQ Stock Market LLC
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐.
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐.
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☒	Smaller Reporting Company ☒
Emerging Growth Company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☒.
Indicate the number of shares of the Registrant’s Common Stock outstanding as of the latest practicable date: 37,449,323 shares as of August 5, 2025.

LINKBANCORP, Inc.
FORM 10-Q

G-i

PART I — FINANCIAL INFORMATION
Item 1 — Consolidated Financial Statements
LINKBANCORP, Inc. and Subsidiaries
Consolidated Balance Sheets (Unaudited)
(In Thousands, except share and per share data)	June 30, 2025	December 31, 2024
ASSETS
Noninterest-bearing cash equivalents	$15,319	$13,834
Interest-bearing deposits with other institutions	139,764	152,266
Cash and cash equivalents	155,083	166,100
Securities available for sale, at fair value	169,569	145,590
Securities held to maturity (Fair value of $26,104 and $30,284, respectively)	27,284	31,967
Less: Allowance for credit losses – securities	(475)	(459)
Securities held to maturity, net	26,809	31,508
Loans receivable	2,356,609	2,255,749
Less: Allowance for credit losses – loans	(24,651)	(26,435)
Net loans	2,331,958	2,229,314
Investments in restricted bank stock	4,821	5,209
Premises and equipment, net	15,861	18,029
Right-of-Use Asset – Premises	15,410	14,913
Bank-owned life insurance	52,943	52,079
Goodwill	58,806	58,806
Other intangible assets, net	17,490	20,955
Deferred tax asset	16,474	18,866
Assets held for sale	—	94,146
Accrued interest receivable and other assets	21,330	23,263
TOTAL ASSETS	$2,886,554	$2,878,778
LIABILITIES
Deposits:
Demand, noninterest bearing	$646,654	$658,646
Interest bearing	1,809,755	1,701,936
Total deposits	2,456,409	2,360,582
Long-term borrowings	40,000	40,000
Short-term borrowings	—	10,000
Note payable	—	565
Subordinated debt	62,279	61,984
Lease liabilities	15,740	15,666
Allowance for credit losses – unfunded commitments	2,057	1,857
Liabilities held for sale	—	93,777
Accrued interest payable and other liabilities	12,071	14,126
TOTAL LIABILITIES	2,588,556	2,598,557
COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)
SHAREHOLDERS’ EQUITY
Preferred stock (At June 30, 2025 and December 31, 2024: no par value; 5,000,000 shares authorized; no shares issued and outstanding.)	—	—
Common stock (At June 30, 2025 and December 31, 2024: $0.01 par value; 50,000,000 shares authorized; 37,441,879 and 37,370,917 shares issued and outstanding, respectively.)	370	370
Surplus	265,293	264,449
Retained earnings	37,107	19,947
Accumulated other comprehensive loss	(4,772)	(4,545)
TOTAL SHAREHOLDERS’ EQUITY	297,998	280,221
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,886,554	$2,878,778
See accompanying notes to the unaudited consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Consolidated Statements of Operations (Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
(In Thousands, except share and per share data)	2025	2024	2025	2024
INTEREST AND DIVIDEND INCOME
Loans receivable, including fees	$36,032	$36,112	$73,073	$72,237
Investment securities and certificates of deposit:
Taxable	1,819	1,592	3,568	2,983
Exempt from federal income tax	378	350	758	711
Other	1,097	1,395	2,069	2,293
Total interest and dividend income	39,326	39,449	79,468	78,224
INTEREST EXPENSE
Deposits	12,467	13,071	24,824	24,918
Other borrowings	931	932	1,917	2,018
Subordinated debt	979	962	1,947	1,920
Total interest expense	14,377	14,965	28,688	28,856
NET INTEREST INCOME BEFORE PROVISION FOR CREDIT LOSSES	24,949	24,484	50,780	49,368
Provision for credit losses	344	—	572	40
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	24,605	24,484	50,208	49,328
NONINTEREST INCOME
Service charges on deposit accounts	1,056	865	2,117	1,645
Bank-owned life insurance	436	386	864	769
Net realized gains (losses) on the sales of debt securities	—	4	—	4
Gain on sale of loans	128	12	205	62
Gain on sale of branches	—	—	11,093	—
Other	1,313	591	1,911	1,107
Total noninterest income	2,933	1,858	16,190	3,587
NONINTEREST EXPENSE
Salaries and employee benefits	10,252	9,941	21,408	21,059
Occupancy	1,308	1,559	2,772	3,137
Equipment and data processing	2,052	1,824	4,095	3,650
Professional fees	728	788	1,215	1,536
FDIC insurance and supervisory fees	537	545	1,136	897
Intangible amortization	1,083	1,204	2,167	2,411
Merger & restructuring expenses	16	631	57	687
Advertising	176	241	320	475
Other	1,913	2,167	4,553	4,298
Total noninterest expense	18,065	18,900	37,723	38,150
Income before income tax expense	9,473	7,442	28,675	14,765
Income tax expense	2,086	1,638	5,945	3,235
NET INCOME	$7,387	$5,804	$22,730	$11,530
EARNINGS PER SHARE, BASIC	$0.20	$0.16	$0.61	$0.31
EARNINGS PER SHARE, DILUTED	$0.20	$0.16	$0.61	$0.31
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING,
BASIC	37,136,851	36,970,768	37,122,883	36,966,371
DILUTED	37,244,008	37,040,748	37,231,839	37,042,896
See accompanying notes to the unaudited consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
(In Thousands)	2025	2024	2025	2024
Net income	$7,387	$5,804	$22,730	$11,530
Components of other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities	(836)	(361)	1,224	(1,972)
Tax effect	176	76	(257)	414
Net of tax amount	(660)	(285)	967	(1,558)
Unrealized (loss) gain on cash flow hedges	(346)	551	(1,114)	2,272
Adjustment for amounts reclassified into net income	(198)	(387)	(396)	(773)
Tax effect	114	(34)	316	(314)
Net of tax amount	(430)	130	(1,194)	1,185
Total other comprehensive loss	(1,090)	(155)	(227)	(373)
Total comprehensive income	$6,297	$5,649	$22,503	$11,157
See accompanying notes to the unaudited consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Consolidated Statements of Shareholders’ Equity (Unaudited)
(In Thousands, except share data)	Common Stock Shares	Common Stock Amount	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, March 31, 2025	37,377,342	$370	$264,871	$32,507	$(3,682)	$294,066
Net income	—	—	—	7,387	—	7,387
Dividends declared ($0.075 per share)	—	—	—	(2,787)	—	(2,787)
Employee stock purchase plan	8,592	—	55	—	—	55
Issuance of common stock including proceeds from exercise of common stock compensation plans(1)	55,945	—	73	—	—	73
Stock compensation amortization	—	—	294	—	—	294
Other comprehensive loss	—	—	—	—	(1,090)	(1,090)
Balance, June 30, 2025	37,441,879	$370	$265,293	$37,107	$(4,772)	$297,998

(1)
Issuance of common stock includes 10,227 stock options and 45,718 restricted stock units which is net of shares held for tax purposes.

(In Thousands, except share data)	Common Stock Shares	Common Stock Amount	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, March 31, 2024	37,348,151	$369	$263,577	$7,724	$(3,427)	$268,243
Net income	—	—	—	5,804	—	5,804
Dividends declared ($0.075 per share)	—	—	—	(2,702)	—	(2,702)
Employee stock purchase plan	8,127	1	—	—	—	1
Stock option expense	—	—	218	—	—	218
Other comprehensive loss	—	—	—	—	(155)	(155)
Balance, June 30, 2024	37,356,278	$370	$263,795	$10,826	$(3,582)	$271,409
See accompanying notes to the unaudited consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Consolidated Statements of Shareholders’ Equity (Unaudited)
(In Thousands, except share data)	Common Stock Shares	Common Stock Amount	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance, December 31, 2024	37,370,917	$370	$264,449	$19,947	$(4,545)	$280,221
Net income	—	—	—	22,730	—	22,730
Dividends declared ($0.15 per share)	—	—	—	(5,570)	—	(5,570)
Employee stock purchase plan	15,017	—	101	—	—	101
Issuance of common stock including proceeds from exercise of common stock compensation plans(1)	55,945	—	73	—	—	73
Stock compensation amortization	—	—	670	—	—	670
Other comprehensive loss	—	—	—	—	(227)	(227)
Balance, June 30, 2025	37,441,879	$370	$265,293	$37,107	$(4,772)	$297,998

(1)
Issuance of common stock includes 10,227 stock options and 45,718 restricted stock units which is net of shares held for tax purposes.

(In Thousands, except share data)	Common Stock Shares	Common Stock Amount	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity Attributable to Parent	Noncontrolling interest in consolidated subsidiary	Total Shareholders’ Equity
Balance, December 31, 2023	37,340,700	$369	$263,310	$4,843	$(3,209)	$265,313	$483	$265,796
Net income	—	—	—	11,530	—	11,530	—	11,530
Dividends declared ($0.15 per share)	—	—	—	(5,547)	—	(5,547)	—	(5,547)
Exercise of stock options	1,777	—	11	—	—	11	—	11
Employee stock purchase plan	13,801	1	54	—	—	55	—	55
Stock compensation amortization	—	—	420	—	—	420	—	420
Dissolution of Minority Interest	—	—	—	—	—	—	(483)	(483)
Other comprehensive loss	—	—	—	—	(373)	(373)	—	(373)
Balance, June 30, 2024	37,356,278	$370	$263,795	$10,826	$(3,582)	$271,409	$—	$271,409
See accompanying notes to the unaudited consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Consolidated Statements of Cash Flows (Unaudited)
	For the Six Months Ended June 30,
(In Thousands)	2025	2024
OPERATING ACTIVITIES
Net income	$22,730	$11,530
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of branches	(11,093)	—
Provision for credit losses	572	40
Depreciation	823	1,012
Amortization of intangible assets	2,167	2,411
Accretion of discounts, net	(5,510)	(6,043)
Origination of loans to be sold	(6,545)	(967)
Proceeds from loan sales	6,750	1,029
Gain on sale of loans	(205)	(62)
Share-based and deferred compensation	1,112	825
Bank-owned life insurance income	(864)	(769)
(Gain) loss on sale of debt securities, available for sale	—	(4)
Change in accrued interest receivable and other assets	(1,166)	723
Change in accrued interest payable and other liabilities	548	(4,017)
Other, net	(477)	(87)
Net cash provided by operating activities	8,842	5,621
INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from sales	—	1,691
Proceeds from calls and maturities	430	1,295
Proceeds from principal repayments	8,935	5,548
Purchases	(31,873)	(34,916)
Investment securities held to maturity:
Proceeds from principal repayments	4,703	915
Purchase of restricted investment in bank stocks	(6,062)	(10,131)
Redemption of restricted investment in bank stocks	6,450	9,168
Increase in loans, net	(102,833)	(59,541)
Cash paid to buy-out minority interest	—	(483)
Proceeds from disposal of premises and equipment	1,326	1,135
Purchase of premises and equipment	(508)	(507)
Proceeds from sale of branches, net	26,194	—
Net cash used in investing activities	(93,238)	(85,826)
FINANCING ACTIVITIES
Increase in deposits, net	88,775	157,153
Change in short-term borrowings, net	(10,000)	(10,000)
Proceeds from long-term borrowings	—	40,000
Issuance of shares from exercise of stock options	73	11
Dividends paid	(5,570)	(5,547)
Net proceeds from issuance of common stock	101	55
Net cash provided by financing activities	73,379	181,672
(Decrease) Increase in cash and cash equivalents	(11,017)	101,467
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	166,100	80,190
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$155,083	$181,657
SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid during the period for:
Interest	$28,888	$28,636
Income taxes	$—	$—
Reclassification of New Jersey branch loans from portfolio loans to assets held-for-sale, net	$—	$(2,863)
Reclassification of New Jersey branch assets to assets held-for-sale, net	$—	$114
Reclassification of New Jersey branch deposits to liabilities held-for-sale, net	$—	$(2,861)
Reclassification of New Jersey branch liabilities to liabilities held-for-sale, net	$—	$(76)
See accompanying notes to the unaudited consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of significant accounting and reporting policies applied in the presentation of the accompanying unaudited consolidated financial statements follows:
Nature of Operations
LINKBANCORP, Inc. (the “Company” or “LINKBANCORP”) was incorporated on April 6, 2018, under the laws of the Commonwealth of Pennsylvania. The Company was formed with the intent of becoming a bank holding company through acquisition of a bank.
On September 17, 2018, the Pennsylvania Department of Banking and Securities (the “PADOBS”) approved the acquisition of 100 percent of the shares of Stonebridge Bank. On October 5, 2018, LINKBANCORP purchased 100 percent of the outstanding shares of Stonebridge Bank, from its former parent company Stonebridge Financial Corp. under section 363 of the Bankruptcy Code. LINKBANCORP subsequently renamed the bank LINKBANK.
On December 10, 2020, the Company and its wholly owned subsidiary, LINKBANK, and GNB Financial Services, Inc. (“GNBF”), and its wholly owned subsidiary, The Gratz Bank (the “Bank”) entered into an Agreement and Plan of Merger pursuant to which GNBF merged with and into the Company, with the Company as the surviving corporation. LINKBANK merged with and into The Gratz Bank, with The Gratz Bank as the surviving institution (collectively, the “Gratz Merger”). The Gratz Merger was consummated effective September 18, 2021. In markets other than the pre-merger Gratz Bank areas, the Bank operated as “LINKBANK, a division of The Gratz Bank.” Effective November 4, 2022, the Bank legally changed its name and began to operate under one brand under the name LINKBANK.
On November 30, 2023, the Company completed its merger with Partners Bancorp (“Partners”), and its wholly owned subsidiaries, The Bank of Delmarva and Virginia Partners Bank, pursuant to which Partners merged with and into the Company with the Company as the surviving corporation (the “Partners Merger”). The Bank of Delmarva and Virginia Partners Bank merged with and into LINKBANK with LINKBANK as the surviving bank. In connection with the announcement of the Partners Merger in the first quarter of 2023, LINKBANCORP completed a private placement of $10.0 million with certain directors of LINKBANCORP as well as other accredited investors.
The Bank is a full-service commercial bank providing personal and business lending and deposit services. The Bank’s operations are conducted from its eight solutions centers located in Dauphin, Chester, Cumberland, Lancaster, Northumberland, and Schuylkill Counties, and loan production offices located in Chester and York Counties, in Pennsylvania, eight solutions centers in Wicomico, Charles, Anne Arundel, and Worcester counties in Maryland, four solutions centers and a loan production office in Sussex county in Delaware, three solutions centers in Spotsylvania and Fairfax counties in Virginia, and one solutions center in the city of Fredericksburg, Virginia. The Company’s corporate office resides in Camp Hill, Pennsylvania. As a state chartered, non-Federal Reserve member bank, the Bank is subject to regulation and supervision by the PADOBS and the Federal Deposit Insurance Corporation (the “FDIC”). The Company is regulated by the Federal Reserve Bank of Philadelphia. The Bank’s deposits are insured up to the applicable limits by the FDIC.
Initial Public Offering
In September 2022, the Company completed its initial public offering whereby it issued and sold 5,101,205 shares of common stock at a public offering price of $7.50 per share. The Company received net proceeds of $34,659 after deducting underwriting discounts and commissions of $2,487 and other offering expenses of $1,114. The Company’s common stock trades on the Nasdaq Capital Market under the symbol “LNKB.”

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
Sale of New Jersey Solutions Centers
On March 31, 2025, the Bank completed the sale of the New Jersey operations of the Bank pursuant to a purchase and assumption agreement (the “Agreement”) with American Heritage Federal Credit Union (“AHFCU”) pursuant to which AHFCU purchased certain assets and assumed certain liabilities (the “Transaction” or “New Jersey Branch Sale”), including all three branch locations (including two branch leases).
Under the Agreement, AHFCU acquired $105.0 million in loans, $2.1 million in fixed assets, and $87.1 million in deposits. The total deposit premium paid by AHFCU was 7% or $6.2 million. With respect to acquired loans, AHFCU paid an amount equal to the principal balances plus any accrued but unpaid interest and late charges on the loans measured as of the closing date. Unamortized loan discounts of $6.7 million were taken into income which was included within the gain on sale of New Jersey solutions centers. Core deposit intangibles of $1.3 million were written off, included within the gain on sale of New Jersey solutions centers. AHFCU paid book value for fixed assets, real estate, and other assets located at the owned branches. The Transaction resulted in an after-tax gain, net of transaction costs, of approximately $8.7 million.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practices within the banking industry. In the opinion of management, all adjustments (all of which are of a normal recurring nature) that are necessary for a fair statement are reflected in the unaudited condensed consolidated financial statements.
The Company has evaluated events and transactions occurring subsequent to the consolidated balance sheet date of June 30, 2025 for items that should potentially be recognized or disclosed in these unaudited condensed consolidated financial statements. The evaluation was conducted through the date these unaudited condensed consolidated financial statements were issued.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the allowance for credit losses, accounting for business combinations, and the valuation of deferred tax assets.
Interim Financial Information
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with GAAP for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.
In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the year ending December 31, 2025. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
Reclassification of Prior Period Financial Statements
Certain previously reported items have been reclassified to conform to the current year’s classifications. Reclassifications had no effect on prior year net income or shareholders’ equity.
Recently Adopted Accounting Standards
In 2024, the Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard update requires additional interim and annual disclosures about a reportable segment’s expenses, even for companies with only one reportable segment. The adoption of this standard did not have a material effect on the Company’s operating results or financial condition. Refer to Note 13 for the Company’s segment disclosures.
Recent Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This standard update requires additional interim and annual disclosures about a company’s income taxes, including more detailed information around the annual rate reconciliation and income taxes paid. For public business entities, this Update is effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the guidance; however, the adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40).This ASU requires disclosure in the notes to financial statements of specified information about certain costs and expenses. Specific disclosures are required for (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas producing activities. The amendments in this Update do not change or remove current expense disclosure requirements. However, the amendments affect where this information appears in the notes to financial statements because entities are required to include certain current disclosures in the same tabular format disclosure as the other disaggregation requirements in the amendments. The amendments in ASU 2024-03 apply only to public business entities and are effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the guidance, however, the adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.
In January 2025, the FASB issued ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40), which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU. The Company is currently evaluating the guidance, however, the adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
2.   INVESTMENT SECURITIES
The amortized cost, gross unrealized gains and losses, and fair value of investment securities available for sale are summarized as follows:
	June 30, 2025
(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Available for Sale:
US Government Agency securities	$13,177	$186	$(18)	$—	$13,345
Obligations of state and political subdivisions	50,758	16	(4,455)	—	46,319
Mortgage-backed securities in government-sponsored entities	111,564	544	(2,554)	—	109,554
Other securities	358	—	(7)	—	351
	$175,857	$746	$(7,034)	$—	$169,569
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Allowance for Credit Losses
Held to Maturity:
Corporate debentures	$12,250	$—	$(728)	$11,522	$(475)
Structured mortgage-backed securities	15,034	6	(458)	14,582	—
	$27,284	$6	$(1,186)	$26,104	$(475)
	December 31, 2024
(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Available for Sale:
US Government Agency securities	$13,017	$96	$(40)	$—	$13,073
Obligations of state and political subdivisions	51,254	10	(4,063)	—	47,201
Mortgage-backed securities in government-sponsored entities	88,289	61	(3,567)	—	84,783
Other securities	542	—	(9)	—	533
	$153,102	$167	$(7,679)	$—	$145,590
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Allowance for Credit Losses
Held to Maturity:
Corporate debentures	$15,250	$—	$(984)	$14,266	$(459)
Structured mortgage-backed securities	16,717	6	(705)	16,018	—
	$31,967	$6	$(1,689)	$30,284	$(459)
The following tables summarize the Company’s debt securities in an unrealized loss position for which an allowance for credit losses has not been recorded, aggregated by security type and length of time in a continuous unrealized loss position.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	June 30, 2025
	Less Than Twelve Months		Twelve Months or Greater		Total
(In Thousands)	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
Available for Sale:
US Government Agency Securities	$3,982	$(18)	$—	$—	$3,982	$(18)
Obligations of state and political subdivisions	10,961	(309)	33,554	(4,146)	44,515	(4,455)
Mortgage-backed securities in government-sponsored entities	31,384	(375)	31,339	(2,179)	62,723	(2,554)
Other securities	—	—	351	(7)	351	(7)
	$46,327	$(702)	$65,244	$(6,332)	$111,571	$(7,034)
	December 31, 2024
	Less Than Twelve Months		Twelve Months or Greater		Total
(In Thousands)	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
Available for Sale:
US Government Agency Securities	$3,960	$(40)	$—	$—	$3,960	$(40)
Obligations of state and political subdivisions	11,433	(273)	34,345	(3,790)	45,778	(4,063)
Mortgage-backed securities in government-sponsored entities	45,629	(902)	29,877	(2,665)	75,506	(3,567)
Other securities	—	—	407	(9)	407	(9)
	$61,022	$(1,215)	$64,629	$(6,464)	$125,651	$(7,679)
No allowance for credit losses on available for sale debt securities was needed at June 30, 2025 or December 31, 2024. The Company reviews its position quarterly and believes that as of June 30, 2025 and December 31, 2024, the declines outlined in the above tables represent temporary declines, and the Company does not intend to sell, and does not believe it will be required to sell, these debt securities before recovery of their cost basis, which may be at maturity. There were 204 and 210 available for sale debt securities with unrealized losses at June 30, 2025 and December 31, 2024, respectively. The Company has concluded that the unrealized losses disclosed above are the result of interest rate changes and market conditions that are not expected to result in the non-collection of principal and interest during the year. Accrued interest receivable on available for sale debt securities totaled $915 at June 30, 2025 and is excluded from the estimate of credit losses.
There were nine and ten held to maturity debt securities with unrealized losses at June 30, 2025 and December 31, 2024, respectively.
The Company monitors the credit quality of corporate debentures held to maturity through the use of credit ratings, where available, and financial analysis, including capital monitoring and financial performance analysis. The Company monitors these securities on a quarterly basis.
The following tables present the activity in the allowance for credit losses for corporate debentures held to maturity for the three and six months ended June 30, 2025 and 2024.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
(in Thousands)	For the Three Months Ended June 30, 2025
Balance, March 31, 2025	$421
Changes in the allowance for credit losses	54
Balance June 30, 2025	$475
(in Thousands)	For the Three Months Ended June 30, 2024
Balance, March 31, 2024	$507
Changes in the allowance for credit losses	(5)
Balance June 30, 2024	$502
(in Thousands)	For the Six Months Ended June 30, 2025
Balance, December 31, 2024	$459
Changes in the allowance for credit losses	16
Balance, June 30, 2025	$475
(in Thousands)	For the Six Months Ended June 30, 2024
Balance, December 31, 2023	$512
Credit to allowance for credit losses	(10)
Balance, June 30, 2024	$502
Accrued interest receivable on held-to-maturity debt securities totaled $197 at June 30, 2025 which is excluded from the estimate of credit losses.
As of June 30, 2025, amortized cost and fair value by contractual maturity, where applicable, are shown below. Actual maturities may differ from contractual maturities because the borrower may have the right to prepay obligations with or without penalty.
	Available for Sale Securities		Held to Maturity Securities
(In Thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$222	$222	$—	$—
Due after one year through five years	16,430	16,161	3,000	2,970
Due after five years through ten years	22,142	21,327	9,250	8,552
Due after ten years	25,141	21,954	—	—
Mortgage-backed securities and Collateralized mortgage obligations	111,564	109,554	15,034	14,582
Other securities	358	351	—	—
	$175,857	$169,569	$27,284	$26,104

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The following tables summarize sales of debt securities for the three and six months ended June 30, 2024. There were no sales of debt securities for the three and six months ended June 30, 2025.
(In Thousands)	For the Three Months Ended June 30, 2024
Proceeds	$1,691
Gross gains	4
Gross losses	—
Net gains (losses)	$4
(In Thousands)	For the Six Months Ended June 30, 2024
Proceeds	$1,691
Gross gains	4
Gross losses	—
Net gains (losses)	$4
The tax provision related to these realized gains and losses was approximately $1 as of three and six months ended June 30, 2024.
The Company had pledged debt securities with a carrying value of $55,435 and $57,852 to secure public deposits and certain borrowing capacity as of June 30, 2025 and December 31, 2024, respectively.
3.   LOANS RECEIVABLE
The portfolio segments and classes of loans are as follows:
(In Thousands)	June 30, 2025	December 31, 2024
Agriculture and farmland loans	$61,996	$67,741
Construction loans	140,976	152,619
Commercial & industrial loans	259,877	245,833
Commercial real estate loans
Multifamily	231,469	211,778
Owner occupied	502,515	477,742
Non-owner occupied	681,521	628,237
Residential real estate loans
First liens	375,879	373,469
Second liens and lines of credit	81,194	76,713
Consumer and other loans	17,525	17,086
Municipal loans	2,917	3,886
	2,355,869	2,255,104
Deferred costs	740	645
Allowance for credit losses	(24,651)	(26,435)
Total	$2,331,958	$2,229,314

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The above table does not include loans that were held for sale at December 31, 2024 related to the New Jersey Branch Sale.
The Company originates commercial, residential, and consumer loans within its primary market areas of southcentral and southeastern Pennsylvania, northern Virginia, eastern Maryland, and Delaware. A significant portion of the loan portfolio is secured by real estate.
At June 30, 2025 and December 31, 2024 the recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process was $231 and $585, respectively.
4.   ALLOWANCE FOR CREDIT LOSSES
The segments of the Company’s loan portfolio are disaggregated to a level that allows management to monitor risk and performance. The loan segments used are consistent with the internal reports evaluated by the Company’s management and Board of Directors to monitor risk and performance within various segments of its loan portfolio and, therefore, no further disaggregation is considered necessary. The Company’s loan portfolio consists primarily of real estate loans on commercial and residential property. The portfolio also includes agricultural loans, commercial loans, municipal loans, and consumer loans.
The Company’s primary lending activity is the origination of commercial loans extended to small and mid-sized commercial and industrial entities.
Commercial loans are primarily underwritten on the basis of the borrowers’ ability to service such debt from income. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. As a general practice, the Company takes as collateral a security interest in any equipment, or other chattel, although loans may also be made on an unsecured basis. Collateralized working capital loans typically are secured by short-term assets whereas long-term loans are primarily secured by long-term assets.
Construction and Land loans are to finance the construction of owner-occupied and income producing properties. These loans are categorized within commercial or one-to-four family residential loans based upon the underlying collateral and intended use following the completion of the construction period. Real estate development and construction loans are approved based on an analysis of the borrower and guarantor, the viability of the project and on an acceptable percentage of the appraised value of the property securing the loan. Construction loan funds are disbursed periodically based on the percentage of construction or development completed. The Company carefully monitors these loans with on-site inspections and requires the receipt of lien waivers on funds advanced. The Company considers the market conditions and feasibility of proposed projects, the financial condition and reputation of the borrower and guarantors, the amount of the borrower’s equity in the project, independent appraisals, cost estimates and pre-construction sale information. The Company also makes loans on occasion for the purchase of land for future development by the borrower. Land loans are extended for the future development for either commercial or residential use by the borrower. The Company carefully analyzes the intended use of the property and the viability thereof.
The Company’s commercial real estate loans consist of mortgage loans secured by nonresidential real estate, such as by apartment buildings, small office buildings, and owner-occupied properties. Commercial real estate loans are secured by the subject property and are underwritten based on loan to value limits, cash flow coverage and general creditworthiness of the obligors. These loans tend to involve larger loan balances and their repayment is typically dependent upon the successful operation and management of the underlying real estate.
Residential real estate loans are underwritten based on the borrower’s repayment capacity and source, value of the underlying property, credit history and stability. These loans are secured by a first or second mortgage on the borrower’s principal residence or their second/vacation home (excluding investment/rental property).

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
In addition to the main types of loans discussed above, the Company also originates agricultural loans, consumer loans, and municipal loans. The agricultural loan portfolio consists of loans to local farmers and agricultural businesses that are generally secured by farmland and equipment. The consumer loan portfolio consists of lending in the form of home equity loans secured by financed property and personal consumer loans, which may be secured or unsecured. The municipal loan portfolio consists of loans to qualified local municipalities, which are generally supported by the taxing authority of the borrowing municipality, and is frequently secured by collateral.
Management systematically monitors the loan portfolio and the appropriateness of the allowance for credit losses on a quarterly basis to provide for expected losses inherent in the portfolio. For segments determined by discounted cash flow analysis, the Company’s estimate of future economic conditions utilized in its estimate is primarily dependent on the Federal Open Market Committee’s forecasts related to Real Gross Domestic Product and Unemployment rate. For segments determined by the remaining life method, an average loss rate is generally calculated based on peer losses and applied to the future outstanding loan balances at quarter end.
Certain qualitative factors are then added to the historical allocation percentage to get the adjusted factor to be applied to non-classified loans. The following qualitative factors are analyzed for each portfolio segment:
•
Levels of and trends in delinquencies

•
Trends in volume and terms

•
Changes in collateral

•
Changes in management and lending staff

•
Economic trends

•
Concentrations of credit

•
Changes in lending policies

•
External factors

•
Changes in underwriting process

•
Trends in credit quality ratings

These qualitative factors are reviewed each quarter and adjusted based upon relevant changes within the portfolio.
The total allowance reflects management’s estimate of credit losses inherent in the loan portfolio at the Consolidated Balance Sheet date. The Company considers the allowance for credit losses adequate to cover loan losses inherent in the loan portfolio at June 30, 2025 and December 31, 2024.
Accrued interest receivable on loans totaled $8,644 and $8,714 at June 30, 2025 and December 31, 2024, respectively, and was reported within accrued interest receivable and other assets on the consolidated balance sheets and is excluded from the estimate of credit losses.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The following tables summarize the activity in the allowance for credit losses by loan segment for the three and six months ended June 30, 2025 and 2024.
	Beginning balance	Charge-offs	Charge-offs on PCD Acquired Loans	Recoveries	Provision for credit losses	Ending balance
(In Thousands)	For the Three Months Ended June 30, 2025
Allowance for credit losses:
Agriculture and farmland	$10	$—	$—	$—	$(1)	$9
Construction	1,360	—	—	2	116	1,478
Commercial & industrial	4,403	—	—	—	(161)	4,242
Commercial real estate
Multifamily	1,813	—	—	—	66	1,879
Owner occupied	5,339	—	—	1	423	5,763
Non-owner occupied	9,050	(35)	(2,018)	—	(273)	6,724
Residential real estate
First liens	3,299	(3)	—	5	(74)	3,227
Second liens and lines of credit	1,208	—	—	—	(20)	1,188
Municipal	36	—	—	—	1	37
Consumer	101	(11)	—	1	13	104
Total	$26,619	$(49)	$(2,018)	$9	$90	$24,651
	Beginning balance	Charge-offs	Recoveries	Allowance for Credit Losses on PCD Acquired Loans	Provision for credit losses	Ending balance
(In Thousands)	For the Three Months Ended June 30, 2024
Allowance for credit losses:
Agriculture and farmland	$12	$—	$—	$—	$—	$12
Construction	1,523	—	2	—	316	1,841
Commercial & industrial	2,962	(4)	6	—	471	3,435
Commercial real estate
Multifamily	1,592	—	2	—	320	1,914
Owner occupied	5,738	—	—	—	143	5,881
Non-owner occupied	6,099	—	4	2,300	(377)	8,026
Residential real estate
First liens	4,675	—	6	—	(634)	4,047
Second liens and lines of credit	1,071	—	3	—	(97)	977
Municipal	68	—	—	—	(4)	64
Consumer	102	(2)	3	—	(12)	91
Total	$23,842	$(6)	$26	$2,300	$126	$26,288

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	Beginning balance	Charge-offs	Charge-offs on PCD Acquired Loans	Recoveries	Provision for credit losses	Ending balance
(In Thousands)	For the Six Months Ended June 30, 2025
Allowance for credit losses:
Agriculture and farmland	$11	$—	$—	$—	$(2)	$9
Construction	893	—	—	3	582	1,478
Commercial & industrial	4,093	(74)	—	4	219	4,242
Commercial real estate
Multifamily	1,805	—	—	—	74	1,879
Owner occupied	5,611	—	—	1	151	5,763
Non-owner occupied	9,345	(35)	(2,018)	—	(568)	6,724
Residential real estate
First liens	3,395	(3)	—	9	(174)	3,227
Second liens and lines of credit	1,154	—	—	1	33	1,188
Municipal	48	—	—	—	(11)	37
Consumer	80	(29)		2	51	104
Total	$26,435	$(141)	$(2,018)	$20	$355	$24,651
	Beginning balance	Charge-offs	Recoveries	Allowance for Credit Losses on PCD Acquired Loans	Provision for credit losses	Ending balance
(In Thousands)	For the Six Months Ended June 30, 2024
Allowance for credit losses:
Agriculture and farmland	$12	$—	$—	$—	$—	$12
Construction	959	—	2	—	880	1,841
Commercial & industrial	2,940	(10)	8	—	497	3,435
Commercial real estate
Multifamily	1,483	—	2	—	429	1,914
Owner occupied	6,572	(6)	1	—	(686)	5,881
Non-owner occupied	5,773	(54)	4	2,300	3	8,026
Residential real estate
First liens	4,778	—	13	—	(744)	4,047
Second liens and lines of credit	1,072	—	10	—	(105)	977
Municipal	79	—	—	—	(15)	64
Consumer	99	(25)	5	—	12	91
Total	$23,767	$(95)	$45	$2,300	$271	$26,288

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The following tables present the amortized cost basis of nonaccrual loans and loans past due 90 days or greater and still accruing by segments of the loan portfolio:
	As of June 30, 2025
(In Thousands)	Nonaccrual with No Allowance for Credit Loss	Nonaccrual with a related Allowance for Credit Loss	Total Nonaccrual	Loans 90 days or greater past due still accruing
Agriculture and farmland	$—	$362	$362	$20
Construction	151	9	160	—
Commercial & industrial	1,780	4,700	6,480	300
Commercial real estate
Multifamily	—	—	—	—
Owner occupied	944	8,039	8,983	—
Non-owner occupied	—	2,906	2,906	—
Residential real estate
First liens	—	2,149	2,149	58
Second liens and lines of credit	—	460	460	—
Municipal	—	—	—	—
Consumer	—	—	—	—
Total	$2,875	$18,625	$21,500	$378
	December 31, 2024
(In Thousands)	Nonaccrual with No Allowance for Credit Loss	Nonaccrual with a related Allowance for Credit Loss	Total Nonaccrual	Loans 90 days or greater past due still accruing
Agriculture and farmland	$—	$—	$—	$—
Construction	9	—	9	157
Commercial & industrial	125	7	132	—
Commercial real estate
Multifamily	—	—	—	—
Owner occupied	6,171	3,581	9,752	—
Non-owner occupied	398	3,931	4,329	—
Residential real estate
First liens	1,975	—	1,975	289
Second liens and lines of credit	482	—	482	—
Municipal	—	—	—	—
Consumer	—	—	—	48
Total	$9,160	$7,519	$16,679	$494
The Company recognized $93 and $217 of interest income on nonaccrual loans during the three and six months ended June 30, 2025, respectively, and $88 and $111 for the three and six months ended June 30, 2024, respectively.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The following tables present, by class of loans, the carrying value of collateral dependent nonaccrual loans and type of collateral as of June 30, 2025 and December 31, 2024.
	June 30, 2025
(In Thousands)	Real Estate	Business Assets	Other	Total
Agriculture and farmland loans	$362	$—	$—	$362
Construction	160	—	—	160
Commercial & industrial loans	5,840	640	—	6,480
Commercial real estate loans
Multifamily	—	—	—	—
Owner occupied	8,983	—	—	8,983
Non-owner occupied	2,906	—	—	2,906
Residential real estate loans
First liens	2,149	—	—	2,149
Second liens and lines of credit	460	—	—	460
Municipal	—	—	—	—
Consumer	—	—	—	—
	$20,860	$640	$—	$21,500
	December 31, 2024
(In Thousands)	Real Estate	Business Assets	Other	Total
Agriculture and farmland loans	$—	$—	$—	$—
Construction	9	—	—	9
Commercial & industrial loans	—	132	—	132
Commercial real estate loans
Multifamily	—	—	—	—
Owner occupied	9,752	—	—	9,752
Non-owner occupied	4,329	—	—	4,329
Residential real estate loans
First liens	1,975	—	—	1,975
Second liens and lines of credit	482	—	—	482
Municipal	—	—	—	—
Consumer	—	—	—	—
	$16,547	$132	$—	$16,679

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The following tables present an aging analysis of the recorded investment of past due loans at June 30, 2025 and December 31, 2024.
	June 30, 2025
(In Thousands)	30 – 59 Days Past Due	60 – 89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans
Agriculture and farmland	$323	$—	$382	$705	$61,291	$61,996
Construction	—	—	9	9	140,967	140,976
Commercial & industrial	394	6,065	700	7,159	252,718	259,877
Commercial real estate
Multifamily	—	311	—	311	231,158	231,469
Owner occupied	875	587	8,983	10,445	492,070	502,515
Non-owner occupied	2,629	23	277	2,929	678,592	681,521
Residential real estate
First liens	2,422	684	716	3,822	372,057	375,879
Second liens and lines of credit	192	34	301	527	80,667	81,194
Municipal	—	—	—	—	2,917	2,917
Consumer	1	—	—	1	17,524	17,525
Total	$6,836	$7,704	$11,368	$25,908	$2,329,961	$2,355,869
	December 31, 2024
(In Thousands)	30 – 59 Days Past Due	60 – 89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans
Agriculture and farmland	$23	$—	$—	$23	$67,718	$67,741
Construction	197	—	166	363	152,256	152,619
Commercial & industrial	41	—	90	131	245,702	245,833
Commercial real estate
Multifamily	314	—	—	314	211,464	211,778
Owner occupied	334	660	8,768	9,762	467,980	477,742
Non-owner occupied	—	—	398	398	627,839	628,237
Residential real estate
First liens	686	317	1,220	2,223	371,246	373,469
Second liens and lines of credit	191	119	276	586	76,127	76,713
Municipal	—	—	—	—	3,886	3,886
Consumer	7	1	48	56	17,030	17,086
Total	$1,793	$1,097	$10,966	$13,856	$2,241,248	$2,255,104
Credit Quality Information
The following tables represent credit exposures by internally assigned grades as of June 30, 2025 and December 31, 2024. The grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled or at all.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The Company’s internally assigned grades are as follows:
Pass — loans that are protected by the current net worth and paying capacity of the obligor or by the value of the underlying collateral. There are four sub-grades within the Pass category to further distinguish the loan.
Special Mention — loans where a potential weakness or risk exists, which could cause a more serious problem if not corrected.
Substandard — loans that have a well-defined weakness based on objective evidence and are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.
Doubtful — loans classified as Doubtful have all the weaknesses inherent in a Substandard asset. In addition, these weaknesses make collection or liquidation in full highly questionable and improbable, based on existing circumstances.
Loss — loans classified as a Loss are considered uncollectible and are immediately charged against allowances.
The following tables present the classes of the loan portfolio summarized by the internal risk rating system as of June 30, 2025.
	June 30, 2025
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term
(In Thousands)	2025	2024	2023	2022	2021	Prior			Total
Agriculture and farmland
Pass	$667	$10,319	$760	$13,318	$8,251	$23,187	$3,961	$20	$60,483
Special mention	—	—	245	—	—	177	250	—	672
Substandard or lower	—	—	—	—	—	841	—	—	841
Total Agriculture and farmland	$667	$10,319	$1,005	$13,318	$8,251	$24,205	$4,211	$20	$61,996
Agriculture and farmland
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Construction
Pass	14,826	40,923	35,671	17,304	17,181	6,372	8,194	—	140,471
Special mention	—	—	—	—	—	—	—	—	—
Substandard or lower	—	—	505	—	—	—	—	—	505
Total Construction	14,826	40,923	36,176	17,304	17,181	6,372	8,194	—	140,976
Construction
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Commercial & industrial
Pass	24,177	40,393	20,448	15,291	16,462	12,019	113,558	4,329	246,677
Special mention	—	—	—	4,377	66	—	1,309	—	5,752
Substandard or lower	—	—	15	383	—	247	6,803	—	7,448

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	June 30, 2025
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term
(In Thousands)	2025	2024	2023	2022	2021	Prior			Total
Total Commercial & industrial	24,177	40,393	20,463	20,051	16,528	12,266	121,670	4,329	259,877
Commercial & industrial
Current period gross charge-offs	—	74	—	—	—	—	—	—	74
Commercial real estate – Multifamily
Pass	23,034	34,083	17,900	78,381	48,650	28,983	438	—	231,469
Special mention	—	—	—	—	—	—	—	—	—
Substandard or lower	—	—	—	—	—	—	—	—	—
Total Commercial real estate – Multifamily	23,034	34,083	17,900	78,381	48,650	28,983	438	—	231,469
Commercial real estate – Multifamily
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Commercial real estate – Owner occupied
Pass	50,627	52,919	45,359	95,756	80,810	136,859	16,185	—	478,515
Special mention	—	671	3,049	359	1,934	5,275	280	—	11,568
Substandard or lower	—	—	—	9,220	587	2,582	43	—	12,432
Total Commercial real estate – Owner occupied	50,627	53,590	48,408	105,335	83,331	144,716	16,508	—	502,515
Commercial real estate – Owner occupied
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Commercial real estate – Non-owner occupied
Pass	79,961	78,479	55,176	182,377	108,413	154,634	11,205	—	670,245
Special mention	3,004	—	—	—	1,355	3,311	—	—	7,670
Substandard or lower	—	700	—	—	—	2,906	—	—	3,606
Total Commercial real estate – Non-owner occupied	82,965	79,179	55,176	182,377	109,768	160,851	11,205	—	681,521
Commercial real estate – Non-owner occupied

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	June 30, 2025
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term
(In Thousands)	2025	2024	2023	2022	2021	Prior			Total
Current period gross charge-offs	—	—	—	—	2,018	35	—	—	2,053
Municipal
Pass	—	63	306	—	315	2,147	86	—	2,917
Special mention	—	—	—	—	—	—	—	—	—
Substandard or lower	—	—	—	—	—	—	—	—	—
Total Municipal	—	63	306	—	315	2,147	86	—	2,917
Municipal
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Total
Pass	$193,292	$257,179	$175,620	$402,427	$280,082	$364,201	$153,627	$4,349	$1,830,777
Special mention	3,004	671	3,294	4,736	3,355	8,763	1,839	—	25,662
Substandard or lower	—	700	520	9,603	587	6,576	6,846	—	24,832
Total	$196,296	$258,550	$179,434	$416,766	$284,024	$379,540	$162,312	$4,349	$1,881,271

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The following tables present the classes of the loan portfolio summarized by the internal risk rating system as of December 31, 2024.
	December 31, 2024
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term
(In Thousands)	2024	2023	2022	2021	2020	Prior			Total
Agriculture and farmland
Pass	$11,357	$1,040	$13,682	$8,761	$4,780	$21,105	$5,320	$—	$66,045
Special mention	—	10	—	51	—	1,387	248	—	1,696
Substandard or lower	—	—	—	—	—	—	—	—	—
Total Agriculture and farmland	$11,357	$1,050	$13,682	$8,812	$4,780	$22,492	$5,568	$—	$67,741
Agriculture and farmland
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Construction
Pass	38,681	54,929	17,645	18,952	1,226	8,567	12,422	—	152,422
Special mention	—	—	—	—	—	—	—	—	—
Substandard or lower	—	197	—	—	—	—	—	—	197
Total Construction	38,681	55,126	17,645	18,952	1,226	8,567	12,422	—	152,619
Construction
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Commercial & industrial
Pass	36,194	23,645	18,632	18,880	10,145	8,154	115,655	—	231,305
Special mention	301	153	4,606	88	—	363	7,023	—	12,534
Substandard or lower	74	51	384	47	—	299	1,139	—	1,994
Total Commercial & industrial	36,569	23,849	23,622	19,015	10,145	8,816	123,817	—	245,833
Commercial & industrial
Current period gross charge-offs	—	—	—	—	20	7	125	—	152
Commercial real estate – Multifamily
Pass	34,006	11,064	84,497	49,859	19,451	11,232	685	—	210,794
Special mention	—	—	984	—	—	—	—	—	984
Substandard or lower	—	—	—	—	—	—	—	—	—
Total Commercial real estate – Multifamily	34,006	11,064	85,481	49,859	19,451	11,232	685	—	211,778
Commercial real estate – Multifamily
Current period gross charge-offs	—	—	—	—	—	—	—	—	—

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	December 31, 2024
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term
(In Thousands)	2024	2023	2022	2021	2020	Prior			Total
Commercial real estate – Owner occupied
Pass	52,566	56,674	101,351	83,703	48,003	99,600	15,120	—	457,017
Special mention	—	—	365	1,984	416	5,608	262	—	8,635
Substandard or lower	—	—	9,327	—	—	2,632	131	—	12,090
Total Commercial real estate – Owner occupied	52,566	56,674	111,043	85,687	48,419	107,840	15,513	—	477,742
Commercial real estate – Owner occupied
Current period gross charge-offs	—	—	—	—	23	6	—	—	29
Commercial real estate – Non- owner occupied
Pass	78,928	60,584	187,113	111,191	48,512	120,340	8,535	—	615,203
Special mention	744	—	—	1,536	3,352	3,073	—	—	8,705
Substandard or lower	—	—	—	3,931	—	324	74	—	4,329
Total Commercial real estate – Non-owner occupied	79,672	60,584	187,113	116,658	51,864	123,737	8,609	—	628,237
Commercial real estate – Non- owner occupied
Current period gross charge-offs	—	—	—	—	—	54	—	—	54
Municipal
Pass	71	356	—	350	939	2,088	82	—	3,886
Special mention	—	—	—	—	—	—	—	—	—
Substandard or lower	—	—	—	—	—	—	—	—	—
Total Commercial real estate – Municipal	71	356	—	350	939	2,088	82	—	3,886
Municipal
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Total
Pass	$251,803	$208,292	$422,920	$291,696	$133,056	$271,086	$157,819	$—	$1,736,672
Special mention	1,045	163	5,955	3,659	3,768	10,431	7,533	—	32,554
Substandard or lower	74	248	9,711	3,978	—	3,255	1,344	—	18,610
Total	$252,922	$208,703	$438,586	$299,333	$136,824	$284,772	$166,696	$—	$1,787,836

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The Company considers the performance of the loan portfolio and its impact on the allowance for credit losses. The Company monitors small balance, homogeneous loans, such as home equity, residential mortgage, and consumer loans based on delinquency status rather than the assignment of loan specific risk ratings. The Company will evaluate credit quality based on the aging status of the loan. The following tables present the amortized cost of these loans based on payment activity, by origination year, as of June 30, 2025 and December 31, 2024.
	June 30, 2025
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term
(In Thousands)	2025	2024	2023	2022	2021	Prior			Total
Residential real estate – First liens
Performing	$18,970	$28,833	$46,650	$81,917	$76,831	$105,936	$14,535	$—	$373,672
Nonperforming	—	—	—	—	315	1,892	—	—	2,207
Total Residential real estate – First liens	$18,970	$28,833	$46,650	$81,917	$77,146	$107,828	$14,535	$—	$375,879
Residential real estate – First liens
Current period gross charge-offs	—	—	—	—	—	3	—	—	3
Residential real estate – Second liens and lines of credit
Performing	236	2,699	1,500	588	316	1,739	73,581	75	80,734
Nonperforming	—	—	—	—	—	210	250	—	460
Total Residential real estate – Second liens and lines of credit	236	2,699	1,500	588	316	1,949	73,831	75	81,194
Residential real estate – Second liens and lines of credit
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Consumer and other
Performing	4,167	1,791	3,249	2,352	80	97	5,788	1	17,525
Nonperforming	—	—	—	—	—	—	—	—	—
Total Consumer and other	4,167	1,791	3,249	2,352	80	97	5,788	1	17,525
Consumer and other
Current period gross charge-offs	—	10	7	5	—	7	—	—	29
Total
Performing	$23,373	$33,323	$51,399	$84,857	$77,227	$107,772	$93,904	$76	$471,931
Nonperforming	—	—	—	—	315	2,102	250	—	2,667
Total	$23,373	$33,323	$51,399	$84,857	$77,542	$109,874	$94,154	$76	$474,598

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	December 31, 2024
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term
(In Thousands)	2024	2023	2022	2021	2020	Prior			Total
Residential real estate – First liens
Performing	$28,532	$48,601	$86,197	$82,086	$35,962	$78,244	$11,583	$—	$371,205
Nonperforming	—	—	—	219	29	2,016	—	—	2,264
Total Residential real estate – First liens	$28,532	$48,601	$86,197	$82,305	$35,991	$80,260	$11,583	$—	$373,469
Residential real estate – First liens
Current period gross charge-offs	—	—	—	—	—	4	—	—	4
Residential real estate – Second liens and lines of credit
Performing	2,643	940	985	349	61	1,666	68,937	650	76,231
Nonperforming	—	—	—	—	—	294	188	—	482
Total Residential real estate – Second liens and lines of credit	2,643	940	985	349	61	1,960	69,125	650	76,713
Residential real estate – Second liens and lines of credit
Current period gross charge-offs	—	—	—	—	—	9	—	—	9
Consumer and other
Performing	2,610	4,433	1,863	113	52	67	7,900	—	17,038
Nonperforming	—	—	—	—	—	48	—	—	48
Total Consumer and other	2,610	4,433	1,863	113	52	115	7,900	—	17,086
Consumer and other
Current period gross charge-offs	—	6	4	6	1	18	150	—	185
Total
Performing	$33,785	$53,974	$89,045	$82,548	$36,075	$79,977	$88,420	$650	$464,474
Nonperforming	—	—	—	219	29	2,358	188	—	2,794
Total	$33,785	$53,974	$89,045	$82,767	$36,104	$82,335	$88,608	$650	$467,268
Modifications to Borrowers Experiencing Financial Difficulty
The Company may modify loans to borrowers experiencing financial difficulty by providing principal forgiveness, term extension, interest rate reduction or an other-than-insignificant payment delay. When principal forgiveness is provided, the amount of forgiveness is charged off against the allowance for credit losses. The Company may also provide multiple types of modifications on an individual loan.
For the three months ended June 30, 2025, the Company provided an interest rate reduction, payment delay, and term extension to an Owner Occupied Commercial Real Estate borrower experiencing financial difficulty. At June 30, 2025, the amortized cost basis of the loan was $633 and the borrower is performing in accordance with the modified terms.
For the six months ended June 30, 2025, the Company provided a payment delay to a Non Owner Occupied Commercial Real Estate borrower experiencing financial difficulty. At June 30, 2025, the amortized cost basis of the loan was $3,004 and the borrower is performing in accordance with the modified terms.
During the three and six months ended June 30, 2024, the Company provided a payment delay to a Non Owner Occupied Commercial Real Estate borrower experiencing financial difficulty. During the second quarter of 2025, this loan was sold to an outside investor.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The Company has not committed to lend any additional funds at both June 30, 2025 and December 31, 2024 to the borrowers noted above.
Sale of Purchase Credit Deteriorated Loan
During the second quarter, the Company sold a Non Owner Occupied Commercial Real Estate loan that had been identified as purchase credit deteriorated and at December 31, 2024, required an individual reserve of $2,311 within the allowance for credit losses. The resulting charge to the allowance for credit losses during the second quarter due to the sale of this non-accrual loan was $2,018, and thus no individual reserve was required at June 30, 2025.
5.   DEPOSITS
Deposit accounts are summarized as follows:
	June 30, 2025		December 31, 2024
(Dollars in Thousands)	Amount	%	Amount	%
Demand, noninterest-bearing	$646,654	26.33%	$658,646	27.89%
Demand, interest-bearing	576,050	23.45	525,173	22.25
Money market and savings	580,143	23.62	540,030	22.88
Time deposits, $250 and over	177,897	7.24	164,901	6.99
Time deposits, other	400,665	16.31	368,217	15.60
Brokered time deposits	75,000	3.05	103,615	4.39
	$2,456,409	100.0%	$2,360,582	100.0%
The above table does not include deposits that are held for sale at December 31, 2024 related to the New Jersey Branch Sale.
The brokered deposits outstanding at June 30, 2025 mature in the third quarter of 2025.
6.   BORROWINGS
Borrowings and subordinated debt were as follows:
(in Thousands)	June 30, 2025	December 31, 2024
Long-term borrowings	$40,000	$40,000
Short-term borrowings	—	10,000
Note payable	—	565
Subordinated debt	62,279	61,984
Total	$102,279	$112,549
Subordinated Notes Sale — 2022
On April 8, 2022, LINKBANCORP entered into Subordinated Note Purchase Agreements (the “Agreements”) with certain institutional accredited investors (the “Purchasers”) and, pursuant to the Agreements, issued to the Purchasers $20,000 in aggregate principal amount of its 4.50% Fixed-to-Floating Rate Subordinated Notes due 2032 (the “Notes”). The investors included a related party entity that is controlled by a member of the Board of Directors of the Company, which purchased $7,000 in principal amount of the note. During the year ended December 31, 2022, the Company contributed $15,000 of the subordinated note proceeds to the Bank as equity capital, the impact of which can be seen within Note 9 Regulatory Capital Requirements later in this document.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The Notes, which mature on April 15, 2032, bear interest at a fixed annual rate of 4.50% for the period up to but excluding April 15, 2027 (the “Fixed Interest Rate Period”). From April 15, 2027 until maturity or redemption (the “Floating Interest Rate Period”), the interest rate will adjust to a floating rate equal to a benchmark rate, which is expected to be the then-current three-month Secured Overnight Financing Rate (“SOFR”), plus 203 basis points. The Company will pay interest in arrears semi-annually during the Fixed Interest Rate Period and quarterly during the Floating Interest Rate Period. The Notes constitute unsecured and subordinated obligations of the Company and rank junior in right of payment to any senior indebtedness and obligations to general and secured creditors. Subject to limited exceptions, the Company cannot redeem the Notes before the fifth anniversary of the issuance date.
The Notes are intended to qualify at the holding company level as Tier 2 capital under the capital guidelines of the Federal Reserve Board. The Agreements and Notes contain customary subordination provisions, representations and warranties, covenants, and events of default.
Subordinated Notes — Gratz Merger
As part of the Gratz Merger, the Company assumed Fixed-to-Floating Rate Subordinated Notes with a carrying value of $20,050. The notes (the “Merger Subordinated Notes”) mature October 1, 2030 and will initially bear interest at a fixed rate of 5.0% until October 1, 2025. From October 1, 2025 to the stated maturity date or early redemption date, the interest rate will reset semi-annually to an annual floating rate equal to the then-current three-month term SOFR plus a spread of 475 basis points, but no less than 5.0%. The Company may redeem the Merger Subordinated Notes, in whole or in part, on or after October 1, 2025, plus accrued and unpaid interest. The Merger Subordinated Notes are also redeemable in whole or in part upon the occurrence of specific events defined within the indenture.
The Gratz Merger Subordinated Notes may be included in Tier I capital (subject to certain limitations) under current regulatory guidelines and interpretations.
Subordinated Notes — Partners Merger
As part of the Partners Merger, the Company assumed Subordinated Notes with a total carrying value of $22,229 with one tranche having a face value of $4,500 and the other with face value of $18,100. The first tranche that has a face value of $4,500 bears interest at a fixed rate of 6.875%. This tranche matures in April 2028.
The second tranche that has a face value of $18,100 bears interest at a fixed rate of 6.0% which began on June 25, 2022 to but excluding July 1, 2025, payable semi-annually in arrears. From and including July 1, 2025 to but excluding July 1, 2030, or up to an early redemption date, the interest rate shall reset quarterly to an interest rate per annum equal to the then current three-month SOFR plus 590 basis points, payable quarterly in arrears. Beginning on July 1, 2025 through maturity, the subordinated notes may be redeemed, at the Company’s option, on any scheduled interest payment date. The subordinated notes will mature on July 1, 2030. The subordinated notes are subject to customary representations, warranties and covenants made by the Company and the purchasers.
Borrowings — FHLB
The Company had $40,000 in long-term FHLB Advances outstanding at both June 30, 2025 and December 31, 2024. The FHLB Advance has a fixed rate of 4.827% and will mature on February 20, 2026.
The Company had $0 and $10,000 in short-term FHLB Advances outstanding as of June 30, 2025 and December 31, 2024, respectively.
At June 30, 2025, the Company had remaining available capacity with FHLB, subject to certain collateral restrictions, of approximately $715,311.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
Available Lines of Credit
The Company and Bank have available unsecured lines of credit, with interest based on the daily Federal Funds rate, with seven correspondent banks totaling $77,000 at June 30, 2025. There were no borrowings under these lines of credit at June 30, 2025 and December 31, 2024.
7.   FAIR VALUE MEASUREMENTS
Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in an estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts The Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.
The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the fair value measurements accounting guidance (FASB ASC 820, Fair Value Measurements), the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.
The Company uses a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value guidance establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels of pricing are as follows:
Level I:
Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II:
Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III:
Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
This hierarchy requires the use of observable market data when available.
The estimated fair values of the Company’s financial instruments that are not required to be measured or reported at fair value are as follows:
	At June 30, 2025		At December 31, 2024
(In Thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents (Level 1)	$155,083	$155,083	$166,100	$166,100
Securities held to maturity, net of allowance for credit losses (Level 2)	26,809	26,104	31,508	30,284
Loans, net of allowance for credit losses (Level 3)	2,331,958	2,344,768	2,229,314	2,231,057
Accrued interest receivable (Level 1)	9,821	9,821	9,870	9,870
Restricted investments in bank stock (Level 1)	4,821	4,821	5,209	5,209
Cash surrender value of life insurance (Level 1)	52,943	52,943	52,079	52,079
Financial liabilities:
Non-maturity deposits (Level 1)	1,802,847	1,802,847	1,723,849	1,723,849
Time Deposits (Level 3)	653,562	652,317	636,733	634,875
Long-term borrowings (Level 3)	40,000	40,165	40,000	40,256
Short-term borrowings (Level 1)	—	—	10,000	10,000
Note payable (Level 3)	—	—	565	565
Subordinated Notes (Level 3)	62,279	61,374	61,984	60,251
Accrued interest payable (Level 1)	1,665	1,665	1,865	1,865
The following tables present the assets reported on the Consolidated Balance Sheet at their fair value on a recurring basis as of June 30, 2025 and December 31, 2024, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The Company’s available-for-sale investment securities are reported at fair value. These securities are valued by an independent third party. The valuations are based on market data. The valuations utilize evaluated pricing models that vary by asset and incorporate available trade, bid and other market information. For securities that do not trade on a daily basis, their evaluated pricing applications apply available information such as benchmarking and matrix pricing. The market inputs normally sought in the evaluation of securities include benchmark yields, reported trades, broker/dealer quotes (only obtained from market makers or broker/dealers recognized as market participants), issuer spreads, two-sided markets, benchmark securities, bid, offers and reference data. For certain securities additional inputs may be used or some market inputs may not be applicable. Inputs are prioritized differently on any given day based on market conditions.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	June 30, 2025
(In Thousands)	Level I	Level II	Level III	Total
Assets:
US Government Agency securities	$—	$13,345	$—	$13,345
Obligations of state and political subdivisions	—	46,319	—	46,319
Mortgage backed securities in government-sponsored entities	—	109,554	—	109,554
Other securities	—	351	—	351
Total	$—	$169,569	$—	$169,569
Derivative	$—	$—	$144	$144
	December 31, 2024
(In Thousands)	Level I	Level II	Level III	Total
Assets:
US Government Agency Securities	$—	$13,073	$—	$13,073
Obligations of state and political subdivisions	—	47,201	—	47,201
Mortgage backed securities in government-sponsored entities	—	84,783	—	84,783
Other securities	—	533	—	533
Total	$—	$145,590	$—	$145,590
Derivative	$—	$—	$1,654	$1,654
For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used as of June 30, 2025 and December 31, 2024 are presented in the table below.
	June 30, 2025
(In Thousands)	Level I	Level II	Level III	Total
Loans individually evaluated	$—	$—	$23,650	$23,650
	December 31, 2024
(In Thousands)	Level I	Level II	Level III	Total
Loans individually evaluated	$—	$—	$21,519	$21,519
The following tables provide information describing the valuation processes used to determine nonrecurring fair value measurements categorized within Level III of the fair value hierarchy:
	June 30, 2025
	Quantitative Information About Level III Fair Value Measurements
(In Thousands)	Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Loans individually evaluated	$23,650	Appraisal of collateral(1)	Liquidation expenses	10%
	December 31, 2024
	Quantitative Information About Level III Fair Value Measurements
(In Thousands)	Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Loans individually evaluated	$21,519	Appraisal of collateral(1)	Liquidation expenses	10%

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]

(1)
Fair value is generally determined through independent appraisals of the underlying collateral, which include various Level III inputs that are not identifiable.

Appraisals may be adjusted by management for qualitative factors, such as economic conditions, aging, and/or estimated liquidation expenses incurred when selling the collateral. The range and weighted average of appraisal adjustments and liquidation expenses are presented as a percentage of the appraisal.
8.   STOCK-BASED COMPENSATION
The LINKBANCORP, Inc. 2019 Equity Incentive Plan (the “2019 Plan”) authorized the issuance or delivery to participants of up to 450,000 shares of LINKBANCORP common stock pursuant to grants of incentive and non-statutory stock options. The Plan is administered by the members of LINKBANCORP’s Compensation Committee (the “Committee”). Unless the Committee specified a different vesting schedule, awards under the Plan were granted with a vesting rate of 20 percent per year. Vesting may be accelerated under certain conditions or at the discretion of the Committee at any time. Employees and directors of LINKBANCORP or its subsidiaries were eligible to receive awards under the plan, except that nonemployees were not granted incentive stock options. Stock options are either “incentive” stock options or “nonqualified” stock options. Incentive stock options have certain tax advantages and must comply with the requirements of Section 422 of the Internal Revenue Code. The 2019 Plan was frozen such that no new awards would be granted under the 2019 Plan following receipt of shareholder approval of the LINKBANCORP, Inc. 2022 Equity Incentive Plan described within this footnote.
On May 26, 2022, the Company’s shareholders approved the LINKBANCORP, Inc. 2022 Equity Incentive Plan (the “2022 Plan”). The 2022 Plan authorizes the issuance or delivery to participants of up to 475,000 shares of the Company’s common stock pursuant to grants of restricted stock, restricted stock units, stock options, and non-qualified stock options. The 2022 Plan is administered by the Committee. At least 95% of the awards under the 2022 Plan will vest no earlier than one year after the grant date. The 2022 Plan was frozen such that no new awards would be granted under the 2022 Plan following receipt of shareholder approval of the LINKBANCORP, Inc. 2025 Equity Incentive Plan described within this footnote.
On May 22, 2025, the Company’s shareholders approved the LINKBANCORP, Inc. 2025 Equity Incentive Plan (the “2025 Plan”). The 2025 Plan authorizes the issuance or delivery to participants of up to 1,100,000 shares of the Company’s common stock pursuant to grants of restricted stock, restricted stock units, stock options, including incentive stock options and non-qualified stock options. The 2025 Plan is administered by the Committee. At least 95% of the awards under the 2025 Plan will vest no earlier than one year after the grant date.
The table below provides details of the Company’s stock options at June 30, 2025.
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (in ‘000s)
Outstanding, December 31, 2024	591,791	$9.10	6.0	$145
Granted	—	—	—	—
Expired/terminated	(18,600)	10.07	—
Exercised	(10,227)	5.49	—
Outstanding, June 30, 2025	562,964	$9.13	5.6	$94
Exercisable at period end	401,314	$9.71	4.5	$33

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The exercise prices for options outstanding as of June 30, 2025 ranged from $6.08 to $12.00. The Company recognized compensation expense for options of $21 and $41 during the three and six months ended June 30, 2025 and $31 and $61 during the three and six months ended June 30, 2024, respectively.
The Company determined the expected life of the stock options using a simplified method approach allowed for basic share options. The risk-free interest rate is based on the U.S. treasury yield curve in effect as of the grant date. Expected volatility was determined using the calculated value method of an option pricing model that substitutes the historical volatility of an appropriate industry sector index for the expected volatility.
The table below provides details of the Company’s restricted stock activity at June 30, 2025.
	Number of Shares	Average Market Price at Grant
Outstanding, December 31, 2024	393,083	$6.40
Restricted stock units granted	203,400	6.90
Expired/terminated	(800)
Vested	(58,380)
Outstanding, June 30, 2025	537,303	$6.57
The Company recognized stock-based compensation expense related to restricted shares of $273 and $629 for the three and six months ended June 30, 2025 and $187 and $359 for the three and six months ended June 30, 2024, respectively.
At June 30, 2025, the total unrecognized stock-based compensation costs totaled $3,014 and $262 for restricted stock and stock options, respectively. These expenses will be recognized ratably as expense through May 2029.
The Company issued stock purchase warrants in connection with its initial stock offering via private placement, giving organizers the right to purchase shares of common stock at the initial offering price of $10 per share. For organizers, the warrants serve as a reward for bearing the financial risk of the Company’s organization by advancing “seed money” for its organizational and pre-opening expenses. The organizers’ warrants are non-voting and are exercisable for a period of ten years from the date of grant. All grants were issued during 2019. These warrants are transferable in accordance with the warrant agreement, but are not puttable to the Company. These shares may be issued from previously authorized but unissued shares of stock. The Board has made no additional authorization to issue any further warrants as of June 30, 2025 and has no current plans for future issuance of warrants. To date, organizers have not exercised any warrants since their issuance. As of June 30, 2025, there were 1,537,484 warrants outstanding with a strike price of $10 and an intrinsic value of $0.
9.   REGULATORY CAPITAL REQUIREMENTS
The Bank is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking and Securities. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.
The Bank is subject to regulatory capital requirements administered by banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets,

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. As of June 30, 2025, the Bank has met all capital adequacy requirements to which it is subject.
The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, under-capitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If an institution is adequately capitalized, regulatory approval is required before the institution may accept brokered deposits. If an institution is undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.
The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets above the minimum but below the conservation buffer will face limitations on dividends, stock repurchases and certain discretionary bonus payments to management based on the amount of the shortfall. Under Basel III rules, banks must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The required capital conservation buffer is 2.50%.
The following table presents actual and required capital ratios as of June 30, 2025 and December 31, 2024 under the Basel III Capital Rules. Bank capital levels required to be considered well capitalized are based upon prompt corrective action regulations.
	June 30, 2025		December 31, 2024
(Dollars in Thousands)	Amount	Ratio	Amount	Ratio
Total capital
(to risk-weighted assets)
Actual	$307,222	12.43%	$282,736	11.55%
For capital adequacy purposes	197,757	8.00	195,914	8.00
To be well capitalized	247,196	10.00	244,892	10.00
Tier 1 capital
(to risk-weighted assets)
Actual	$284,441	11.51%	$263,058	10.74%
For capital adequacy purposes	148,318	6.00	146,935	6.00
To be well capitalized	197,757	8.00	195,914	8.00
Common equity
(to risk-weighted assets)
Actual	$284,441	11.51%	$263,058	10.74%
For capital adequacy purposes	111,238	4.50	110,201	4.50
To be well capitalized	160,678	6.50	159,180	6.50
Tier 1 capital
(to average assets)
Actual	$284,441	10.34%	$263,058	9.49%
For capital adequacy purposes	110,056	4.00	110,867	4.00
To be well capitalized	137,569	5.00	138,584	5.00

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The federal banking agencies, including the FDIC, issued a rule pursuant to The Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 to establish for institutions with assets of less than $10 billion a “community bank leverage ratio” (the ratio of a bank’s tier 1 capital to average total consolidated assets) of 9% that qualifying institutions may elect to use in lieu of the generally applicable leverage and risk-based capital requirements under Basel III. If an election to use the community bank leverage ratio capital framework is made, a qualifying bank with less than $10 billion in assets with capital exceeding the specified community bank leverage ratio is considered compliant with all applicable regulatory capital and leverage requirements, including the requirement to be “well capitalized.” As of June 30, 2025 and December 31, 2024, the Bank had not elected to be subject to the alternative framework.
Federal and state banking regulations place certain restrictions on dividends paid by the Bank. The Pennsylvania Banking Code provides that cash dividends may be declared and paid out of accumulated net earnings. In addition, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements. Loans or advances by the Bank to the Company are limited to 10 percent of the Bank’s capital stock and surplus and must have collateral securing the loans or advances.
The Federal Reserve and the FDIC have adopted a rule that provides a banking organization the option to phase-in over a three-year period the effects of CECL on its regulatory capital upon the adoption of the CECL standard. The Company opted to exercise this phase-in option.
10.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.
The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making and monitoring commitments and conditional obligations as it does for on-balance sheet instruments. As of June 30, 2025 and December 31, 2024, the Company has an allowance for credit losses for off-balance sheet instruments of $2,057 and $1,857, respectively, included within the liabilities section of the balance sheet. The corresponding provision for credit losses for both the three and six months ended June 30, 2025 was $200. The provision for credit losses for the three and six months ended June 30, 2024 was $120 and $220, respectively.
At June 30, 2025 and December 31, 2024, the following financial instruments were outstanding whose contract amounts represent credit risk:
(In Thousands)	June 30, 2025	December 31, 2024
Unfunded commitments under lines of credit:
Home equity loans	$92,338	$97,677
Commercial real estate, construction, and land development	142,773	161,551
Commercial and industrial	317,228	353,078
Total	$552,339	$612,306
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory, and equipment.
11.   EARNINGS PER SHARE
The following table sets forth the composition of earnings per share:
	Three Months Ended June 30,		Six Months Ended June 30,
(In Thousands, except share and per share data)	2025	2024	2025	2024
Net income	$7,387	$5,804	$22,730	$11,530
Basic weighted average common shares outstanding	37,136,851	36,970,768	37,122,883	36,966,371
Net effect of dilutive stock options and warrants	2,957	2,353	3,787	4,637
Net effect of dilutive restricted stock awards and units	104,200	67,627	105,169	71,888
Diluted weighted average common shares outstanding	37,244,008	37,040,748	37,231,839	37,042,896
Net income per common share:
Basic	$0.20	$0.16	$0.61	$0.31
Diluted	$0.20	$0.16	$0.61	$0.31
The following is a summary of securities that could potentially dilute basic earnings per common share in future periods that were included in the computation of diluted earnings per common share in the periods presented.
	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Stock Options	14,814	24,961	14,914	117,191
Warrants	—	—	—	—
Restricted Stock Awards and Units	333,903	384,724	336,903	384,724
Total dilutive securities	348,717	409,685	351,817	501,915
The following is a summary of securities that could potentially dilute basic earnings per share in future periods that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.
	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Stock Options	548,200	599,000	548,100	506,500
Warrants	1,537,484	1,537,484	1,537,484	1,537,484
Restricted Stock Awards and Units	203,400	120,000	200,400	120,000
Total anti-dilutive securities	2,289,084	2,256,484	2,285,984	2,163,984

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
12.   DERIVATIVES
During the second quarter of 2023 the Company entered into a pay fixed / received variable interest rate swap with a notional amount of $75,000 which has a fixed rate of 3.28%, a maturity of five years and is designated against either a mix of one-month FHLB advances or brokered certificates of deposit. The Company will utilize, from time to time, interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. The notional amount of the interest rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. At June 30, 2025, the derivative contract is used to hedge the variable cash flows associated with monthly brokered deposits.
For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income (Loss) and subsequently reclassified into interest expense in the same period(s) during which the hedged transaction affects earnings. Amounts reported in Accumulated Other Comprehensive Income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. The amount reclassified to interest expense was $198 and $396 for the three and six months ended June 30, 2025. Comparatively, the amount reclassified to interest expense for three and six months ended June 30, 2024 were $387 and $773, respectively. Over the next 12 months, the Company estimates that an additional $382 will be reclassified as a reduction to interest expense.
The Company recorded $144 and $1,654 within other assets on the Consolidated Balance Sheets, which represented the fair value of this derivative at June 30, 2025 and December 31, 2024, respectively.
13.   SEGMENT INFORMATION
The Company’s reportable segment is determined by the Chief Executive Officer who is the designated chief operating decision maker, based upon information about the Company’s banking products and services offered. The segment is also distinguished by the level of information provided to the chief operating decision maker, who uses such information to review performance of the various components of the business, such as branches and products offered, which are then aggregated if operating performance, products and services, and customers are similar. The chief operating decision maker will evaluate the financial performance of the Company’s business components by evaluating revenue streams, significant expenses, and budget to actual results in assessing the Company’s reportable segment and in determination of allocating resources. The chief operating decision maker uses revenue streams to evaluate products pricing and significant expenses to assess performance and return on assets. The chief operating decision maker uses consolidated net income to benchmark to Company against its competitors. The benchmarking analysis is coupled with the monitoring of budget to actual results are used in assessment performance and in establishing compensation. Interest income on loans and investments primarily provide the revenues in the banking segment. Interest expense on deposits and borrowings, provisions for credit losses, and payroll provide significant expenses in the banking operations.
Accounting policies for segments are the same as those described in Note 1. Segment performance is evaluated using consolidated net income. Information reported internally for performance assessment by the chief operating decision maker follows, inclusive of reconciliations of segment totals to the financials.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(In thousands)	2025	2024	2025	2024
Interest Income	$39,326	$39,449	$79,468	$78,224
Reconciliation of revenue
Other revenues	2,933	1,858	16,190	3,587
Total consolidated revenues	$42,259	$41,307	$95,658	$81,811
Interest Expense	14,377	14,965	28,688	28,856
Segment net interest income and noninterest income	$27,882	$26,342	$66,970	$52,955
Provision for credit losses	344	—	572	40
Salaries and employee benefits	10,252	9,941	21,408	21,059
Other Expenses	9,899	10,597	22,260	20,326
Consolidated net income	$7,387	$5,804	$22,730	$11,530
Other segment disclosures
Gain on sale of branches	$—	$—	$11,093	$—
Interest income	$39,326	$39,449	$79,468	$78,224
Interest expense	$14,377	$14,965	$28,688	$28,856
Depreciation	$406	$514	$823	$1,012
Amortization of intangible assets	$1,083	$1,204	$2,167	$2,411
Other significant noncash items:
Provision for credit loss	$344	$—	$572	$40
Total consolidated assets were $2.89 billion and $2.88 billion at June 30, 2025 and December 31, 2024, respectively.

Item 2.   Management’s Discussion and Analysis of Financial Condition and Results of Operations
This discussion and analysis reflects the Company’s unaudited consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of the Company’s consolidated financial condition and results of operations. This Management’s Discussion and Analysis is presented in the following sections:
•
Forward Looking Statements

•
Overview and Strategy

•
Sale of New Jersey Solutions Centers

•
Financial Highlights

•
Comparison of Financial Condition at June 30, 2025 and December 31, 2024

•
Comparison of Operating Results for the Three Months Ended June 30, 2025 and 2024.

•
Comparison of Operating Results for the Six Months Ended June 30, 2025 and 2024.

•
Liquidity, Commitments, and Capital Resources

•
Off-Balance Sheet Arrangements

•
Critical Accounting Estimates

•
Recently Issued Accounting Standards

Forward Looking Statements
This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” or words of similar meaning, or future or conditional verbs, such as “will,” “would,” “should,” “could,” or “may.” A forward-looking statement is neither a prediction nor a guarantee of future events. These forward-looking statements include, but are not limited to:
•
statements of our goals, intentions and expectations;

•
statements regarding our business plans, prospects, growth and operating strategies;

•
statements regarding the quality of our loan and investment portfolios; and

•
estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:
•
inflation and changes in market interest rates that reduce our margins and yields, reduce the fair value of financial instruments or reduce our volume of loan originations, or increase the level of defaults, losses and prepayments on loans we have made and make, whether held in portfolio or sold in the secondary market;

•
general economic conditions, either nationally or in our market area, that are worse than expected;

•
competition within our market area that is stronger than expected;

•
changes in the level and direction of loan delinquencies and charge-offs and changes in estimates of the adequacy of the allowance for credit losses;

•
our ability to access cost-effective funding;

•
fluctuations in real estate values and both residential and commercial real estate market conditions;

•
demand for loans and deposits in our market area;

•
our ability to continue to implement our business strategies;

•
competition among depository and other financial institutions;

•
any future FDIC insurance premium increases, or special assessment may adversely affect our earnings;

•
adverse changes in the securities markets;

•
changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

•
our ability to manage market risk, credit risk and operational risk;

•
our ability to enter new markets successfully and capitalize on growth opportunities;

•
the imposition of tariffs or other domestic or international governmental polices impacting the value of the products of our borrowers;

•
our ability to successfully integrate into our operations Partners’ assets, liabilities or systems we acquired, as well as new management personnel or customers, and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

•
changes in consumer spending, borrowing and savings habits;

•
our ability to maintain our reputation;

•
our ability to prevent or mitigate fraudulent activity;

•
changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

•
our ability to retain key employees and our existing customers;

•
a breach in security of our information systems, including the occurrence of a cyber incident or a deficiency in cyber security;

•
political instability or civil unrest;

•
risks and uncertainties related to a pandemic and resulting governmental and societal response and its effects on our business and operations;

•
acts of war or terrorism;

•
our ability to evaluate the amount and timing of recognition of future tax assets and liabilities;

•
our compensation expense associated with equity benefits allocated or awarded to our employees; and

•
changes in the financial condition, results of operations or future prospects of issuers of securities that we own.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. We disclaim any obligation to revise or update any forward-looking statements contained in this Quarterly Report on Form 10-Q to reflect future events or developments.
Overview and Strategy
The Company’s core strategy is to further its mission of “positively impacting lives” through community banking by building strong relationships that bring value to its customers, employees, the communities it serves and its shareholders. In pursuing this mission, the Company specifically desires to invest in the development of strong future leaders for the banking industry and our communities, to contribute to economically and socially flourishing communities, and to demonstrate the continued viability and integral role of community banking for our economic and social development.

The Company operates primarily through its wholly-owned subsidiary, LINKBANK, which provides traditional lending, deposit gathering and cash services to retail customers, small businesses and nonprofit organizations. The Bank focuses its lending activities on small businesses, targeted to create a diverse loan portfolio in relation to its underlying collateral and different business segments with unique cash flow generation and varied interest rate sensitivity. The Bank offers a full suite of deposit products and cash management services focused on the small business and nonprofit segments.
Our revenues consist primarily of interest income earned on loans and investments. Interest income is partially offset by interest expense incurred on deposits, borrowings and other interest-bearing liabilities. Net interest income is affected by the balances of interest-earning assets and interest-bearing liabilities and their relative interest rates. Net interest income is typically further reduced by a provision for credit losses.
Non-interest income also contributes to our operating results, consisting of service charges on deposit accounts, earnings on bank-owned life insurance, revenue from the sale of securities, and revenue from the sale of SBA loans and residential mortgage loans to the secondary market and related servicing fees. Non-interest expenses, which include salaries and employee benefits, occupancy and equipment costs, data processing, professional fees, FDIC insurance expense, merger and restructuring expense, intangible amortization, Bank shares tax, and other general and administrative expenses, are the Company’s primary expenditures incurred as a result of operations.
Financial institutions, in general, are significantly affected by economic conditions, competition, and the monetary and fiscal policies of the federal government. Lending activities are influenced by the demand for and supply of housing and commercial real estate, competition among lenders, interest rate conditions, and funds availability. Our operations and lending are concentrated in South Central Pennsylvania in Dauphin, Chester, Cumberland, Lancaster, Northumberland, Schuylkill, and York Counties, the counties of Wicomico, Charles, Anne Arundel, and Worcester counties in Maryland, Sussex county in Delaware, Spotsylvania and Fairfax counties in Virginia, and the city of Fredericksburg, Virginia. Our operations and lending are influenced by local economic conditions. Deposit balances and cost of funds are influenced by prevailing market rates on competing investments, customer preferences, and levels of personal income and savings in our primary market area. Operations are also significantly impacted by government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially impact the Company.
Sale of New Jersey Solutions Centers
On March 31, 2025, the Bank completed the sale of the New Jersey operations of the Bank pursuant to a purchase and assumption agreement (the “Agreement”) with American Heritage Federal Credit Union (“AHFCU”) pursuant to which AHFCU purchased certain assets and assumed certain liabilities (the “Transaction” or “New Jersey Branch Sale”), including all three branch locations (including two branch leases).
Under the Agreement, AHFCU acquired $105.0 million in loans, $2.1 million in fixed assets, and $87.1 million in deposits. The total deposit premium paid by AHFCU was 7% or $6.2 million. With respect to acquired loans, AHFCU paid an amount equal to the principal balances plus any accrued but unpaid interest and late charges on the loans measured as of the closing date. The loans sold had related unamortized loan discounts of $6.7 million which were taken into income concurrent with the sale. The portion of the core deposit intangible asset that was attributable to the deposits sold approximated $1.3 million and was written off concurrent with the sale. AHFCU paid book value for fixed assets, real estate, and other assets located at the owned branches. The Transaction resulted in an after-tax gain, net of transaction costs, of approximately $8.7 million.

Financial Highlights
The following is a summary of the financial highlights as of and for the three and six months ended June 30, 2025:
•
Quarterly Net Income and Net Income Per Share — Net income was $7.4 million for the three months ended June 30, 2025, a $1.6 million increase from the same period in 2024 and a $8.0 million decrease from the three months ended March 31, 2025 (“Linked Quarter”). Diluted earnings per share was $0.20 for the three months ended June 30, 2025, compared to $0.16 per diluted share for the comparable period in 2024.

•
Net Interest Income — Net interest income before provision for credit losses increased $465 thousand or 1.90% for the three months ended June 30, 2025 compared to the same period in 2024. Net interest margin for the second quarter of 2025 was 3.80%, representing a three basis points decrease over the same period in 2024. Compared to the Linked Quarter, net interest income before provision for credit losses decreased $882 thousand and net interest margin decreased 14 basis points.

•
Sale of New Jersey Solutions Centers — The Company successfully executed the sale of the New Jersey operations of the Bank which resulted in an after-tax gain of approximately $8.7 million, recorded within noninterest income.

See the sections below for a complete analysis of the results of operations for the three and six months ended June 30, 2025.
Comparison of Financial Condition at June 30, 2025 and December 31, 2024
Total assets at June 30, 2025, were $2.89 billion, an increase of $7.8 million, or 0.27%, from $2.88 billion at December 31, 2024. The increase in total assets was primarily due to an increase in net loans receivable of $102.6 million, from $2.23 billion at December 31, 2024 to $2.33 billion at June 30, 2025 and an increase of securities available-for-sale of $24.0 million, from $145.6 million at December 31, 2024 to $169.6 million at June 30, 2025. These increases were nearly offset by a decrease in assets held for sale of $94.1 million and cash and cash equivalents which decreased $11.0 million from $166.1 million at December 31, 2024 to $155.1 million at June 30, 2025.
Cash and cash equivalents decreased $11.0 million, or 6.63%, from $166.1 million at December 31, 2024 to $155.1 million at June 30, 2025. The decrease was primarily due to:
Primary Cash Outflows
•
Net increase in cash funding of loans receivable of $102.8 million;

•
Purchase of investment securities available for sale of $31.9 million;

•
Repayment of short-term borrowings of $10.0 million; and

•
Dividends paid of $5.6 million.

Primary Cash Inflows
•
Net increase in deposits of $88.8 million;

•
Proceeds from the New Jersey Branch Sale of $26.2 million;

•
Net cash from investment securities (calls, maturities, and principal repayments) of $14.1 million; and

•
Cash from operating activities of $8.8 million.

Securities available-for-sale increased $24.0 million during the six months ended June 30, 2025, with a balance of $169.6 million at June 30, 2025 and $145.6 million as of December 31, 2024. The increase was primarily due to purchases of investment securities of $31.9 million and an increase in the fair value of our securities of $1.2 million as a result of changes in market interest rates. The increase was partially offset by principal repayments totaling $8.9 million.

Securities held to maturity decreased $4.7 million, or 14.9%, to $26.8 million at June 30, 2025 from $31.5 million at December 31, 2024. This decrease was the result of a maturity of $3.0 million and other principal repayments of $1.7 million.
Net loans receivable increased during the six months ended June 30, 2025 as shown in the table below:
(dollars in thousands)	June 30, 2025	December 31, 2024	Change	%
Agriculture loans	$61,996	$67,741	$(5,745)	(8.48)%
Construction loans	140,976	152,619	(11,643)	(7.63)
Commercial loans	259,877	245,833	14,044	5.71
Commercial real estate loans
Multifamily	231,469	211,778	19,691	9.30
Owner occupied	502,515	477,742	24,773	5.19
Non-owner occupied	681,521	628,237	53,284	8.48
Residential real estate loans
First liens	375,879	373,469	2,410	0.65
Second liens and lines of credit	81,194	76,713	4,481	5.84
Consumer and other loans	17,525	17,086	439	2.57
Municipal loans	2,917	3,886	(969)	(24.94)
Total Loans	2,355,869	2,255,104	100,765	4.47
Deferred costs	740	645	95	14.73
Allowance for credit losses	(24,651)	(26,435)	(1,784)	(6.75)
Total	$2,331,958	$2,229,314	102,644	4.60%
The above table does not include loans that were held for sale at December 31, 2024 related to the New Jersey Branch Sale.
Commercial real estate loans increased $97.7 million during the six months ended June 30, 2025. This growth was not attributable to any one significant relationship and was primarily the result of current balances of new loan originations of $134.0 million partially offset by net loan repayment activity. Commercial loans increased $14.0 million from December 31, 2024, resulting from $26.5 million in balances on newly originated loans offset by net loan repayments on existing loans. Construction loans decreased $11.6 million during the first six months of 2025 primarily due to paydowns on existing loans of $35.4 million and $15.6 million in projects completed and moved into other loan segments. These decreases were partially offset by originations of $14.8 million and draws on existing loans of $21.3 million.
The allowance for credit losses-loans decreased $1.8 million from $26.4 million at December 31, 2024 to $24.7 million at June 30, 2025. The primary driver of the decreased allowance was a $2.0 million charge-off due to the sale of a PCD loan (see table below), partially offset by provision for loan losses of $355 thousand during the six months ended June 30, 2025. Refer to Note 4 within the unaudited Consolidated Financial Statements for further information.
Resolution of PCD Loan:
(dollars in thousands)
Original principal outstanding at acquisition	$3,948
PCD specific reserve established	(2,289)
Net book value of PCD loan	1,659
Cash received upon payoff of PCD loan	1,930
Net reduction of PCD reserve at loan sale	(271)
Net reversal of PCD specific reserve	$(2,018)

At June 30, 2025, non-performing loans, which is defined as non-accrual loans, and loans delinquent greater than 90 days and still accruing interest, was $21.9 million or 0.93% of total gross loans. This compares to $17.2 million of non-performing loans at December 31, 2024, which equated to 0.76% of total gross loans. The increase in non-accrual loans was primarily due to one commercial and industrial loan with carrying value of $5.8 million put on non-accrual during the six months ended June 30, 2025. The Company obtained an appraisal of the underlying collateral but no specific reserve was required as of June 30, 2025. Our allowance for credit losses for loans totaled $24.7 million at June 30, 2025 and represented 1.05% of our total gross loans, compared to $26.4 million or 1.17% of our total gross loans at December 31, 2024. At June 30, 2025 and December 31, 2024, the Company had no other real estate owned.
The federal banking regulators have issued guidance for those institutions which are deemed to have concentrations in commercial real estate lending. Pursuant to the supervisory criteria contained in the guidance for identifying institutions with a potential commercial real estate concentration risk, institutions which have (1) total reported loans for construction, land development and other land acquisitions which represent 100% or more of an institution’s total risk-based capital; or (2) total commercial real estate loans representing 300% or more of the institution’s total risk-based capital and the institution’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months are identified as having potential commercial real estate concentration risk. Institutions which are deemed to have concentrations in commercial real estate lending are expected to employ heightened levels of risk management with respect to their commercial real estate portfolios and may be required to hold higher levels of capital. The Company, like many community banks, has a concentration in commercial real estate loans, and the Company has experienced growth in its commercial real estate portfolio in recent years, including through the recently completed Partners Merger.
At June 30, 2025, non-owner-occupied commercial real estate loans (including construction, land and land development loans) represented 342.91% of total risk based capital, a decrease compared to 365.65% at December 31, 2024, primarily due to the New Jersey Branch Sale. Construction, land and land development loans represented 45.88% of total risk based capital at June 30, 2025 compared to 55.97% at December 31, 2024. These percentages of non-owner-occupied commercial real estate loans to total risk based capital, and construction loans to total risk based capital were calculated using total loans in accordance with prevailing regulatory guidance. Management has implemented and continues to maintain heightened risk management procedures and prudent underwriting criteria with respect to its commercial real estate portfolio. Loan monitoring practices include but are not limited to periodic stress testing analysis to evaluate changes to cash flows and changes in collateral values to determine the loan level of stress over key underwriting metrics such as debt service coverage ratios, and loan-to-value ratios. Nevertheless, we may be required to maintain higher levels of capital as a result of our commercial real estate concentrations, which could require us to obtain additional capital and may adversely affect shareholder returns. The Company’s Capital Policy and Capital Plan has established internal minimum targets for regulatory capital ratios that are in excess of well capitalized ratios.
At June 30, 2025 and December 31, 2024, the Company had no concentrations of loans in any one industry exceeding 10% of its total loan portfolio. An industry for this purpose is defined as a group of businesses that are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.
Deposits grew by $95.8 million, or 4.1%, to $2.46 billion at June 30, 2025 from $2.36 billion at December 31, 2024. Changes in the deposit types are presented in the table below:
(in thousands)	June 30, 2025	December 31, 2024	Change	%
Demand, noninterest-bearing	$646,654	$658,646	$(11,992)	(1.8)%
Demand, interest-bearing	576,050	525,173	50,877	9.7
Money market and savings	580,143	540,030	40,113	7.4
Time deposits, $250,000 and over	177,897	164,901	12,996	7.9
Time deposits, other	400,665	368,217	32,448	8.8
Brokered deposits	75,000	103,615	(28,615)	(27.6)
Total deposits	$2,456,409	$2,360,582	$95,827	4.1%

The above table does not include deposits that were held for sale at December 31, 2024 related to the New Jersey Branch Sale.
The increase of $38.9 million in demand deposits during the first six months of 2025 was primarily the result of new accounts opened during the first six months of 2025, primarily interest-bearing, partially offset by net decreases in existing account balances, with new accounts contributing approximately $70.0 million to the total balance at June 30, 2025. New accounts opened during the first six months of 2025 also explained the growth in money market and savings accounts, contributing $65.3 million to the overall balance growth of $40.1 million.
The increase of $45.4 million in total time deposits during the first six months of 2025 was primarily the result of new account openings during the first three months of the year, partially offset by decreases in account balances, with new accounts contributing approximately $105.3 million to the total balance at June 30, 2025.
The Company has estimated deposits that exceed the FDIC insurance limit of $250,000 of $893.8 million, or 36.4% of total deposits and $807.5 million, or 34.7% of total deposits at June 30, 2025 and December 31, 2024, respectively. Total uninsured deposits is calculated based on regulatory reporting requirements and reflects the portion of any deposit of a customer at an insured depository institution that exceeds the applicable FDIC insurance coverage for that depositor at that institution and amounts in any other uninsured investment or deposit accounts that are classified as deposits and not subject to any federal or state deposit insurance regime. As of June 30, 2025 and December 31, 2024, the total uninsured deposits includes $40.8 million and $44.2 million, respectively, of municipal deposits that exceed the FDIC insurance limits. These municipal deposits are fully secured with pledged securities from our available for sale securities portfolio.
At both June 30, 2025 and December 31, 2024, long-term borrowings consisted of $40.0 million in long-term FHLB advances. In the first quarter of 2024, the Company replaced some of its overnight borrowings with a lower cost, $40 million term advance with a fixed interest rate of 4.827%, maturing in February 2026.
At June 30, 2025 and December 31, 2024, short term FHLB advances were $0 and $10 million, respectively.
During the second quarter of 2023, the Company entered into a pay fixed/received variable interest rate swap with a notional amount of $75 million which has a fixed rate of 3.28%, and a maturity of five years. As part of the transaction, the Company will receive an offset to the interest incurred on either a mix of one-month FHLB advances or brokered certificates of deposit at a rate equal to one-month SOFR. Our time deposits balance as of June 30, 2025 contained $75 million of one-month maturity brokered deposits that matured in July 2025. As part of our interest rate swap transaction, the Company has committed to maintain either one-month advances from the FHLB or brokered deposits with a duration of one month through May 2028.
Subordinated debt with a carrying value of $20.1 million was assumed as part of the Gratz Merger. These notes bear interest at a fixed interest rate of 5.0% per year for five years and then float at an index tied to the SOFR. The notes have a term of ten years, with a maturity date of October 1, 2030. The notes are redeemable at the option of the Company, in whole or in part, subject to any required regulatory approvals after five years, or beginning October 1, 2025.
Additionally, on April 8, 2022, LINKBANCORP issued subordinated debt with a carrying value of $20.0 million. These notes bear interest at a fixed annual rate of 4.50% per year up to April 15, 2027 and then float to an index tied to the three-month SOFR, plus 203 basis points. Subject to limited exceptions, the Company cannot redeem the notes before the fifth anniversary of the issuance date.
Subordinated notes with carrying value of $22.2 million were assumed in the Partners Merger within two tranches of debt issuances. The first tranche has a face value of $4.5 million and bear interest at a fixed rate of 6.875% per year until maturity in April 2028. The second tranche has a face value of $18.05 million and bear interest at a fixed rate of 6.0% per year until it became redeemable on July 1, 2025. Subsequent to becoming redeemable, it will bear interest at a variable rate of 90 days SOFR plus 590 basis points.

Total shareholders’ equity increased by $17.8 million, or 6.34%, to $298.0 million at June 30, 2025 from $280.2 million at December 31, 2024. The increase was primarily attributable to net income of $22.7 million for the first six months ended June 30, 2025. This increase was partially offset by dividends of $5.6 million for the six months ended June 30, 2025.
Comparison of Results of Operations for the Three Months Ended June 30, 2025 and 2024
General:   Net income was $7.4 million for the three months ended June 30, 2025, or $0.20 per diluted share, an increase of $1.6 million compared to net income of $5.8 million, or $0.16 per diluted share, for the three months ended June 30, 2024.
The increase in net income for the three months ended June 30, 2025, as compared to the three months ended June 30, 2024 was primarily the result of an increase in noninterest income of $1.1 million, a decrease in interest expense of $588 thousand, and a decrease in noninterest expense of $835 thousand. Offsetting the increase in net income was a decrease in interest and dividend income of $123 thousand for the three months ended June 30, 2025 as compared to the three months ended June 30, 2024.
Analysis of Net Interest Income
Net interest income represents the difference between the interest the Company earns on its interest-earning assets, such as loans and investment securities, and the expense the Company pays on interest-bearing liabilities, such as deposits and borrowings. Net interest income depends on both the volume of our interest-earning assets and interest-bearing liabilities and the interest rates the Company earns or pays on them.
Average Balances, Interest and Average Yields:   The following table sets forth certain information relating to average balance sheets and reflects the average annualized yield on interest-earning assets and average annualized cost of interest-bearing liabilities, interest earned and interest paid for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances over the periods indicated. The average balances for loans are net of allowance for credit losses, but include non-accrual loans. The loan yields include net amortization of certain deferred fees and costs that are considered adjustments to yields. Yields on earning assets are shown on a fully taxable-equivalent basis assuming a tax rate of 21%.
	For the Three Months Ended June 30,
	2025			2024
(Dollars in thousands)	Avg Bal	Interest(2)	Yield/Rate	Avg Bal	Interest(2)	Yield/Rate
Int. Earn. Cash	$114,315	$1,097	3.85%	$121,340	$1,395	4.62%
Securities
Taxable(1)	152,185	1,819	4.79%	125,885	1,592	5.09%
Tax-Exempt	42,688	478	4.49%	41,776	443	4.26%
Total Securities	194,873	2,297	4.73%	167,661	2,035	4.88%
Total Cash Equiv. and Investments	309,188	3,394	4.40%	289,001	3,430	4.77%
Total Loans(3)	2,324,897	36,032	6.22%	2,280,041	36,112	6.37%
Total Interest-Earning Assets	2,634,085	39,426	6.00%	2,569,042	39,542	6.19%
Other Assets	183,156			212,097
Total Assets	$2,817,241			$2,781,139
Interest bearing demand	$547,177	$3,207	2.35%	$446,109	$2,457	2.22%
Money market demand	553,294	3,099	2.25%	581,223	3,271	2.26%
Time deposits	609,322	6,161	4.06%	642,919	7,343	4.59%
Total Borrowings(4)	152,668	1,910	5.02%	151,596	1,894	5.02%
Total Interest-Bearing Liabilities	1,862,461	14,377	3.10%	1,821,847	14,965	3.30%
Non Int Bearing Deposits	628,962			657,939
Total Cost of Funds	$2,491,423	$14,377	2.31%	$2,479,786	$14,965	2.43%

	For the Three Months Ended June 30,
	2025			2024
(Dollars in thousands)	Avg Bal	Interest(2)	Yield/Rate	Avg Bal	Interest(2)	Yield/Rate
Other Liabilities	30,815			31,519
Total Liabilities	$2,522,238			$2,511,305
Shareholders’ Equity	$295,003			$269,834
Total Liabilities & Shareholders’ Equity	$2,817,241			$2,781,139
Net Interest Income/Spread (FTE)		25,049	2.90%		24,577	2.89%
Tax-Equivalent Basis Adjustment		(100)			(93)
Net Interest Income		$24,949			$24,484
Net Interest Margin			3.80%			3.83%

(1)
Taxable income on securities includes income from available for sale securities and income from certificates of deposits with other banks.

(2)
Income stated on a tax equivalent basis which is non-GAAP and is reconciled to GAAP at the bottom of the table.

(3)
Includes the balances of nonaccrual loans.

(4)
Includes the effect of the interest rate swap, which reduced interest expense by $196 thousand and $387 thousand during the three months ended June 30, 2025 and 2024, respectively.

Rate/Volume Analysis
The following table reflects the sensitivity of the Company’s interest income and interest expense to changes in volume and in yields on interest-earning assets and costs of interest-bearing liabilities during the periods indicated.
	Three Months Ended June 30, 2025 vs. 2024 Increase (Decrease) Due To:
(Dollars in thousands)	Rate	Volume	Net
Interest Income:
Int. Earn. Cash	$(217)	$(81)	$(298)
Securities
Taxable	(114)	341	227
Tax-Exempt	25	10	35
Total Securities	(89)	351	262
Total Loans	(792)	712	(80)
Total Interest-Earning Assets	(1,098)	982	(116)
Interest Expense:
Interest bearing demand	177	573	750
Money market demand	(14)	(158)	(172)
Time deposits	(798)	(384)	(1,182)
Total Borrowings	—	16	16
Total Interest-Bearing Liabilities	(635)	47	(588)
Change in Net Interest Income	$(463)	$935	$472
Net Interest Income:   Net interest income increased $465 thousand, or 1.90% to $24.9 million for the three months ended June 30, 2025, compared to $24.5 million for the three months ended June 30, 2024. The increase can be mostly attributed to a decrease in the average rate paid on interest bearing liabilities. The increase was offset by a decrease in the average yield of loans. The net interest margin decreased three basis points to 3.80% for the three months ended June 30, 2025 from 3.83% for the three months ended June 30, 2024.
Interest Income:   Interest income decreased to $39.3 million for the three months ended June 30, 2025, compared to $39.4 million for the three months ended June 30, 2024 primarily due to a decrease in interest income on total loans as a result of a decrease in the average yield of loans. The decrease in the average yield of interest earning assets which decreased 19 basis points to 6.00% for the three months ended June 30, 2025 compared to 6.19% for the comparable period in 2024 contributed $1.1 million to the decrease in interest income. The decrease in the average yield of loans which decreased 15 basis points on an annualized basis to 6.22% for the three months ended June 30, 2025 as compared to the same period in 2024 contributed $792 thousand to the decrease in interest income. This decrease was offset by an increase in the average balance on loans which increased $44.9 million from $2.28 billion for the three months ended June 30, 2024 to $2.32 billion for the three months ended June 30, 2025. In general, the lower average yield on the loan portfolio can be attributable to the amount of income recognized from the amortization of net loan discounts. Amortization of net loan discounts recorded as part of purchase accounting adjustments to acquired loans contributed $2.6 million to the increase in interest income during the three months ended June 30, 2025 compared to $3.6 million for the second quarter of 2024. Overall the average yield of interest earning assets decreased 19 basis points on an annualized basis to 6.00% for the three months ended June 30, 2025 as compared to the same period in 2024.
Interest Expense:   Interest expense decreased by $588 thousand, or 3.93%, to $14.4 million for the three months ended June 30, 2025, compared to $15.0 million for the three months ended June 30, 2024. The decrease in interest expense was primarily due to the decrease in the average rate paid on interest bearing liabilities, which decreased 20 basis points on an annualized basis to 3.10% for the three months ended June 30, 2025 compared to 3.30% for the three months ended June 30, 2024. The decrease in interest expense was partially offset by an increase in the average balance on interest bearing liabilities. The average balance on interest-bearing liabilities increased $40.6 million from $1.82 billion for the three months ended June 30, 2024 to $1.86 billion for the three months ended June 30, 2025. Amortization, including the sale of three solution centers and regular amortization, of net discounts on acquired interest bearing liabilities recorded as part of purchase accounting adjustments through the Partners Merger contributed $135 thousand to the increase in interest expense during the three months ended June 30, 2025 compared to amortization of $591 thousand during the second quarter of 2024. Interest expense on borrowings was reduced by $133 thousand and $387 thousand during the second quarters of 2025 and 2024, respectively, due to the impact of the interest rate swap.
Provision for Credit Losses:   The provision for credit losses is the resulting expense from the allowances for credit losses on loans, unfunded commitments, and held-to-maturity securities. The provision for credit losses was $344 thousand for the three months ended June 30, 2025, compared to a provision of $0 for the three months ended June 30, 2024. The majority of the provision for credit losses was attributable to an increase in the allowance for credit losses on unfunded commitments at June 30, 2025 when compared to June 30, 2024.
The Company completes a comprehensive quarterly evaluation to determine its provision for credit losses. The evaluation reflects analyses of individual borrowers and historical loss experience, and changes in net loan balances, supplemented as necessary by credit judgment that considers observable trends, conditions, and other relevant environmental and economic factors.
Refer to Note 4 of the Notes to the Consolidated Financial Statement for additional details on the provision for credit losses.
Non-interest Income:   Non-interest income increased by $1.1 million to $2.9 million for the three months ended June 30, 2025, from $1.9 million recognized during the same period in 2024. The increase was primarily due to a gain on sale of a building and an increase in service charges on deposit accounts.
Non-interest Expense:   Non-interest expense decreased $835 thousand, or 4.42%, to $18.1 million for the three months ended June 30, 2025 from $18.9 million for the three months ended June 30, 2024. The decrease was largely due to: (1) a decrease of $615 thousand in merger and restructuring expenses; (2) a decrease of $251 thousand in occupancy expenses as a result of branch consolidations; and (3) a decrease of $121 thousand in amortization of intangible assets. These decreases were partially offset by an increase of $311 thousand in salaries and benefits, and a decrease of $254 thousand in other expenses mostly related to a decrease in Bank shares tax. The Bank shares tax decrease is the result of both a change in our apportionment factors for the Pennsylvania bank shares tax and an adjustment related to Pennsylvania EITC tax credits. This decrease was offset by an increase in charitable donations.

Income Tax Expense:   Income tax expense for the three months ended June 30, 2025 totaled $2.1 million compared to an income tax expense of $1.6 million for the same period in 2024 as a result of an increase in income before income tax expense. The income tax expense recognized for the three months ended June 30, 2025 and 2024 was the direct result of our net income adjusted for tax free income. We recognized an income tax expense for the three months ended June 30, 2025 and 2024 at an effective tax rate of 22.0%. As a result of the Partners Merger, the Company has nexus in states with applicable state corporate income taxes which is adding to the effective tax rate and resulting in a rate greater than our statutory federal tax rate of 21% in some periods.
Comparison of Results of Operations for the Six Months Ended June 30, 2025 and 2024
General:   Net income was $22.7 million for the six months ended June 30, 2025, or $0.61 per diluted share, an increase of $11.2 million compared to net income of $11.5 million, or $0.31 per diluted share, for the six months ended June 30, 2024.
The increase in net income for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024 was primarily the result of an increase in noninterest income of $12.6 million and an increase in interest and dividend income of $1.2 million. Offsetting the increase in net income was an increase in the provision for credit losses of $532 thousand, and an increase in income tax expense of $2.7 million.
Analysis of Net Interest Income
Net interest income represents the difference between the interest the Company earns on its interest-earning assets, such as loans and investment securities, and the expense the Company pays on interest-bearing liabilities, such as deposits and borrowings. Net interest income depends on both the volume of our interest-earning assets and interest-bearing liabilities and the interest rates the Company earns or pays on them.
Average Balances, Interest and Average Yields:   The following table sets forth certain information relating to average balance sheets and reflects the average annualized yield on interest-earning assets and average annualized cost of interest-bearing liabilities, interest earned and interest paid for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances over the periods indicated. The average balances for loans are net of allowance for credit losses, but include non-accrual loans. The loan yields include net amortization of certain deferred fees and costs that are considered adjustments to yields. Yields on earning assets are shown on a fully taxable-equivalent basis assuming a tax rate of 21%.
	For the Six Months Ended June 30,
	2025			2024
(Dollars in thousands)	Avg Bal	Interest(2)	Yield/Rate	Avg Bal	Interest(2)	Yield/Rate
Int. Earn. Cash	$113,957	$2,069	3.66%	$102,471	$2,293	4.50%
Securities
Taxable(1)	147,952	3,568	4.86%	121,333	2,983	4.94%
Tax-Exempt	43,240	959	4.47%	42,344	900	4.27%
Total Securities	191,192	4,527	4.77%	163,677	3,883	4.77%
Total Cash Equiv. and Investments	305,149	6,596	4.36%	266,148	6,176	4.67%
Total Loans(3)(4)	2,340,413	73,073	6.30%	2,263,595	72,237	6.42%
Total Interest-Earning Assets	2,645,562	79,669	6.07%	2,529,743	78,413	6.23%
Other Assets	191,799			211,138
Total Assets	$2,837,361			$2,740,881

	For the Six Months Ended June 30,
	2025			2024
(Dollars in thousands)	Avg Bal	Interest(2)	Yield/Rate	Avg Bal	Interest(2)	Yield/Rate
Interest bearing demand(5)	$546,906	$6,255	2.31%	$437,011	$4,400	2.02%
Money market demand(5)	557,551	6,036	2.18%	584,121	6,445	2.22%
Time deposits(5)	621,040	12,533	4.07%	628,616	14,073	4.50%
Total Borrowings(6)	151,269	3,864	5.15%	144,509	3,938	5.48%
Total Interest-Bearing Liabilities	1,876,766	28,688	3.08%	1,794,257	28,856	3.23%
Non Int Bearing Deposits(5)	640,730			646,728
Total Cost of Funds	$2,517,496	$28,688	2.30%	$2,440,985	$28,856	2.38%
Other Liabilities	30,368			31,360
Total Liabilities	$2,547,864			$2,472,345
Shareholders’ Equity	$289,497			$268,536
Total Liabilities & Shareholders’ Equity	$2,837,361			$2,740,881
Net Interest Income/Spread (FTE)		50,981	2.99%		49,557	3.00%
Tax-Equivalent Basis Adjustment		(201)			(189)
Net Interest Income		$50,780			$49,368
Net Interest Margin			3.87%			3.92%

(1)
Taxable income on securities includes income from available for sale securities and income from certificates of deposits with other banks.

(2)
Income stated on a tax equivalent basis which is non-GAAP and is reconciled to GAAP at the bottom of the table.

(3)
Includes the balances of nonaccrual loans.

(4)
Includes the effect of the interest rate swap, which reduced interest expense by $396 thousand and $773 thousand during the six months ended June 30, 2025 and 2024, respectively.

Rate/Volume Analysis
The following table reflects the sensitivity of the Company’s interest income and interest expense to changes in volume and in yields on interest-earning assets and costs of interest-bearing liabilities during the periods indicated.
	Six Months Ended June 30, 2025 vs. 2024 Increase (Decrease) Due To:
(Dollars in thousands)	Rate	Volume	Net
Interest Income:
Int. Earn. Cash	$(480)	$256	$(224)
Securities
Taxable	(59)	644	585
Tax-Exempt	40	19	59
Total Securities	(19)	663	644
Total Loans	(1,393)	2,229	836
Total Interest-Earning Assets	(1,892)	3,148	1,256
Interest Expense:
Interest bearing demand	786	1,069	1,855
Money market demand	(111)	(298)	(409)
Time deposits	(1,371)	(169)	(1,540)
Total Borrowings	(258)	184	(74)
Total Interest-Bearing Liabilities	(954)	786	(168)
Change in Net Interest Income	$(938)	$2,362	$1,424

Net Interest Income:   Net interest income increased by $1.4 million, or 2.86%, to $50.8 million for the six months ended June 30, 2025, compared to $49.4 million for the six months ended June 30, 2024. The increase can be mostly attributed to higher average balances in loans and a decrease in interest expense resulting from a decrease in the average rate paid on interest bearing liabilities. The net interest margin decreased five basis points to 3.87% for the six months ended June 30, 2025 from 3.92% for the six months ended June 30, 2024.
Interest Income:   Interest income increased $1.2 million to $79.5 million for the six months ended June 30, 2025, compared to $78.2 million for the six months ended June 30, 2024 primarily due to an increase in interest income on loans as a result of the growth in the average balance of loans. The growth in the average balance of interest earning assets which increased $115.8 million to $2.65 billion for the six months ended June 30, 2025 compared to $2.53 billion for the comparable period in 2024 contributed $3.1 million to the increase in interest income. The growth in the average balance of interest earning assets was due primarily to the increase in the average balance of loans which increased $76.8 million to $2.34 billion for the six months ended June 30, 2025 as compared to the same period in 2024 contributed $2.2 million to the increase in interest income. This growth was partially offset by a decrease in the average yield on loans which decreased 12 basis points on an annualized basis from 6.42% for the six months ended June 30, 2024 to 6.30% for the six months ended June 30, 2025. In general, the lower average yield on the loan portfolio can be attributable to the amount of income recognized from the amortization of net loan discounts. Amortization of net loan discounts recorded as part of purchase accounting adjustments to acquired loans contributed $6.0 million to the increase in interest income during the six months ended June 30, 2025 compared to $8.1 million for the first half of 2024. Overall the average yield of interest earning assets decreased 16 basis points on an annualized basis to 6.07% for the six months ended June 30, 2025 as compared to the same period in 2024.
Interest Expense:   Interest expense decreased by $168 thousand, or 0.58%, to $28.7 million for the six months ended June 30, 2025, compared to $28.9 million for the six months ended June 30, 2024. The decrease in interest expense was primarily due to the decrease in the interest rate paid on interest bearing liabilities. The average rate paid on interest-bearing liabilities decreased 15 basis points on an annualized basis from 3.23% for the six months ended June 30, 2024 to 3.08% for the six months ended June 30, 2025. The decrease in the interest rate paid was partially offset by an increase in the average balance of interest bearing liabilities, which increased $82.5 million to $1.88 billion for the six months ended June 30, 2025 compared to $1.79 billion for the six months ended June 30, 2024. Amortization of net discounts on acquired interest bearing liabilities recorded as part of purchase accounting adjustments through the Partners Merger contributed $299 thousand to interest expense during the six months ended June 30, 2025 compared to amortization of $1.6 million during the first six months of 2024. Interest expense on borrowings was reduced by $396 thousand and $773 thousand during the first six months of 2025 and 2024 respectively, due to the impact of the interest rate swap.
Provision for Credit Losses:   The provision for credit losses is the resulting expense from the allowances for credit losses on loans, unfunded commitments, and held-to-maturity securities. The provision for credit losses was $572 thousand for the six months ended June 30, 2025, compared to a provision of $40 thousand for the six months ended June 30, 2024. The majority of the provision for credit losses can be attributable to an increase in forecasted losses on loans at June 30, 2025 when compared to June 30, 2024.
The Company completes a comprehensive quarterly evaluation to determine its provision for credit losses. The evaluation reflects analyses of individual borrowers and historical loss experience, and changes in net loan balances, supplemented as necessary by credit judgment that considers observable trends, conditions, and other relevant environmental and economic factors.
Refer to Note 4 of the Notes to the Consolidated Financial Statement for additional details on the provision for credit losses.
Non-interest Income:   Non-interest income increased by $12.6 million to $16.2 million for the six months ended June 30, 2025, from $3.6 million recognized during the same period in 2024. The increase was primarily due to the gain on the New Jersey Branch Sale of $11.1 million and an increase of $472 thousand in service charges on deposit accounts.
Non-interest Expense:   Non-interest expense decreased $427 thousand, or 1.12%, to $37.7 million for the six months ended June 30, 2025 from $38.2 million for the six months ended June 30, 2024. The decrease was largely due to: (1) a decrease of $630 thousand in merger and restructuring expenses; (2) a decrease in occupancy expenses of $365 thousand as a result of branch consolidations; and (3) a decrease of $321 thousand in professional fees.
Income Tax Expense:   Income tax expense for the six months ended June 30, 2025 totaled $5.9 million compared to an income tax expense of $3.2 million for the same period in 2024 as a result of an increase in income before income tax expense. The income tax expense recognized for the six months ended June 30, 2025 and 2024 was the direct result of our net income adjusted for tax free income and non-deductible merger and branch sale related expenses. We recognized an income tax expense for the six months ended June 30, 2025 at an effective tax rate of 20.7%. As a result of the Partners Merger, the Company has nexus in states with applicable state corporate income taxes which is adding to the effective tax rate and resulting in a rate greater than our statutory federal tax rate of 21% in some periods. This is compared to income tax expense for the six months ended June 30, 2024 which resulted in an effective tax rate of 21.9% which is more than our federal statutory rate of 21%.
Liquidity, Commitments, and Capital Resources
The Company’s liquidity, represented by cash and due from banks, is a product of our operating, investing and financing activities. The Company’s primary sources of funds are deposits, principal repayments of securities and outstanding loans, and funds provided from operations. In addition, the Company invests excess funds in short-term interest-earnings assets such as overnight deposits or U.S. agency securities, which provide liquidity to meet lending requirements. While scheduled payments from the amortization of loans and securities and short-term investments are relatively predictable sources of funds, general interest rates, economic conditions and competition greatly influence deposit flows and repayments on loans and mortgage-backed securities.
The Company strives to maintain sufficient liquidity to fund operations, loan demand and to satisfy fluctuations in deposit levels. The Company is required to have enough investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure safe and sound banking operations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Our attempts to maintain adequate but not excessive liquidity, and liquidity management is both a daily and long-term function of the Company’s business management. We manage our liquidity in accordance with a board of directors-approved asset liability policy, which is administered by the Company’s asset-liability committee (“ALCO”). ALCO reports interest rate sensitivity, liquidity, capital and investment-related matters on a quarterly basis to the Company’s board of directors.
The Company reviews cash flow projections regularly and updates them in order to maintain liquid assets at levels believed to meet the requirements of normal operations, including loan commitments and potential deposit outflows from maturing certificates of deposit and savings withdrawals. Certificates of deposit due within one year of June 30, 2025, totaled $606.8 million, or 92.3% of our certificates of deposit, and 24.7% of total deposits. Of these certificates of deposit, $75.0 million are brokered deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other deposits and FHLB advances. Depending on market conditions, we may be required to pay higher rates on such deposits or borrowings than we currently pay. We believe, however, based on past experience that a significant portion of such deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered. Additionally, approximately 13.2% of our deposits (measured on a year-to-date average balance) consisted of balances in escrow-type deposits which are distributed among different customers with no customer exceeding our policy limits on size of deposits. While deposits are the Company’s primary source of funds, when needed the Company is also able to generate cash through borrowings from the Federal Home Loan Bank of Pittsburgh (“FHLB”). At June 30, 2025, the Company had $40.0 million in outstanding FHLB borrowings with a remaining available capacity with FHLB, subject to certain collateral restrictions, of approximately $715.3 million.
In addition to our available borrowing capacity at the FHLB, the Company has lines of credit with multiple financial institutions that provide an available $77.0 million of additional liquidity at June 30, 2025. The Company also maintains available credit at the Federal Reserve Bank’s Discount Window of $23.6 million at June 30, 2025.

The following table shows the Company’s available liquidity at June 30, 2025.
(In Thousands)
Liquidity Source	Capacity	Outstanding	Available
Federal Home Loan Bank	$755,311	$40,000	$715,311
Federal Reserve Bank Discount Window	23,576	—	23,576
Correspondent Banks	77,000	—	77,000
Total	$855,887	$40,000	$815,887
Consistent with the Company’s goals to operate as a sound and profitable financial institution, the Company actively seeks to maintain the Bank’s status as a well-capitalized institution in accordance with regulatory standards. As of June 30, 2025 and December 31, 2024, the Bank met the capital requirements to be considered “well capitalized.” See Note 9 within the Notes to the unaudited Consolidated Financial Statements for more information regarding our capital resources.
Off-Balance Sheet Arrangements and Contractual Obligations
See Note 10 within the Notes to the unaudited Consolidated Financial Statements beginning for more information regarding the Company’s off-balance sheet arrangements.
Critical Accounting Estimates
It is management’s opinion that accounting estimates covering certain aspects of the Company’s business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity required in making such estimate, which have a material impact on the carrying value of certain assets and liabilities. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. The more significant areas in which the Company’s management applies critical assumptions and estimates include the following:
Allowance for credit losses: The loan portfolio is the biggest asset on the Company’s balance sheet. The allowance for credit losses represents management’s estimate of credit losses in the loan portfolio at the balance sheet date. A provision for credit losses is recorded to adjust the level of the allowance for credit losses as deemed necessary by management. The allowance for credit losses consists of reserves on loans that share similar risk characteristics, and reserves on loans that do not share similar risk characteristics.
Expected credit losses are estimated over the contractual term of the loan, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: management has a reasonable expectation at the reporting date that a restructured loan will be executed with an individual borrower or the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancelable by the Company. Management’s determination of the adequacy of the allowance for credit losses is based on periodic evaluations of past events, including historical credit loss experience on financial assets with similar risk characteristics, historical credit losses experienced by peer institutions on financial assets with similar risk characteristics, current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the financial assets. This evaluation has subjective components requiring material estimates, including forecasted national economic conditions such as U.S. GDP and U.S civilian unemployment rate, expected default probabilities, the expected loss given default, and the amounts and timing of expected future cash flows. This evaluation is also subject to adjustment through qualitative factor considerations. All of these factors may be susceptible to significant change.
Changes in the Federal Open Market Committee (the “FOMC”) median forecasted year over year U.S. civilian unemployment rate, the year over year change in U.S. GDP, and S&P/Case-Shiller U.S. National Home Price Index (“HPI”) could have a material impact on the model’s estimation of the allowance. FOMC projections are sourced from a quarterly Summary of Projections, which accompanies select FOMC meetings. An immediate “shock” or increase of 25% in the FOMC’s projected rate of U.S. civilian unemployment, a decrease of 25% in the FOMC’s projected rate of U.S. GDP growth, and 25% decrease in the HPI would increase the model’s total calculated allowance by approximately $5.3 million, or 21.4%, to $29.9 million as of June 30, 2025, assuming qualitative adjustments are kept at current levels. An immediate decrease of 25% in the FOMC’s projected rate of U.S. civilian unemployment, an increase of 25% in the FOMC’s projected rate of U.S. GDP growth, and 25% increase in the HPI would decrease the model’s total calculated allowance by approximately $3.9 million, or 15.8%, to $20.8 million as of June 30, 2025, assuming qualitative adjustments are kept at current levels. While management’s current evaluation of the allowance for credit losses indicates that the allowance is appropriate, the allowance may need to be increased under adversely different conditions or assumptions. Additionally, changes in those factors and inputs may not occur at the same rate and inputs may be directionally inconsistent, such that improvements in one factor may offset deterioration in others.
Generally, loans that do not share similar risk characteristics are collateral-dependent and impairment is measured through the collateral method. Appraisals of the underlying value of property securing loans are critical in determining impairment. Assumptions used in appraisals could affect the valuation of a property securing a loan and the related allowance determined. Management reviews the assumptions supporting such appraisals to determine that resulting values reasonably reflect amounts realizable on related loans.
When the measurement of these loans is less than the recorded investment in the loan, the shortfall is recorded through the allowance for credit losses. To the extent that actual results differ from management estimates, additional provisions for credit losses may be required that would adversely impact earnings in future periods.
Recently Issued Accounting Standards
Recently issued accounting standards are included in Note 1 of the Notes to the unaudited Consolidated Financial Statements.
Item 3.   Quantitative and Qualitative Disclosure About Market Risk
Not required for smaller reporting companies.
Item 4.   Controls and Procedures
Evaluation of Disclosure Controls and Procedures
As of the end of the period covered by this Quarterly Report on Form 10-Q, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply judgment in evaluating its controls and procedures. Based on their evaluation of the Company’s disclosure controls and procedures as of June 30, 2025, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and regulations and are operating in an effective manner.
Changes in Internal Control Over Financial Reporting
There were no changes in the Company’s internal control over financial reporting (as such term is defined in 13a-15(f) and Rule 15d-15(f) under the Exchange Act) that occurred during the quarter ended June 30, 2025, that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
PART II — OTHER INFORMATION
Item 1.   Legal Proceedings
At June 30, 2025, the Company is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business, which involve amounts in the aggregate believed by management to be immaterial to the financial condition and operating results of the Company.

Item 1A — Risk Factors
There have been no material changes to the risk factors set forth under Item 1.A. Risk Factors as set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024.
Item 2.   Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3.   Defaults Upon Senior Securities
None
Item 4.   Mine Safety Disclosures
Not applicable
Item 5.   Other Information
During the second quarter of 2025, none of our directors or officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any “non-Rule 10b5-1 trading arrangement,” as that term is used in SEC regulations.

Item 6.   Exhibits
EXHIBIT INDEX
Exhibit Number	Description
3.1	Articles of Incorporation, as amended, incorporated by reference to Exhibit 3.1 to Form S-4 Registration Statement, filed May 7, 2021
3.2	Amendment to Articles of Incorporation, incorporated by reference to Exhibit 3.2 to Form 10-K, filed March 31, 2025
3.3	Amended and Restated Bylaws
31.1	Certification of Principal Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Principal Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32	Section 1350 Certification
101 INS**	The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document
101 SCH**	Inline XBRL Taxonomy Extension Schema Document
101 CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101 DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101 LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101 PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File — the cover page interactive data file does not appear in the interactive date file because its XBRL tags are embedded with the inline XBRL document.

**
Attached as Exhibit 101 to this report are the following formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheet as of June 30, 2025 and December 31, 2024; (ii) Consolidated Statements of Operations for the three and six months ended June 30, 2025 and 2024; (iii) Consolidated Statements of Comprehensive Income for the three and six months ended June 30, 2025 and 2024; (iv) Consolidated Statements of Cash Flows for the six months ended June 30, 2025 and 2024; (v) Consolidated Statements of Changes in Shareholders’ Equity for the three and six months ended June 30, 2025 and 2024; and (vi) Notes to Unaudited Consolidated Financial Statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 8, 2025
LINKBANCORP, INC.
By:
/s/ Andrew Samuel

Andrew Samuel
Vice Chairman and Chief Executive Officer
(Principal Executive Officer)
By:
/s/ Kristofer Paul

Kristofer Paul
Chief Financial Officer
(Principal Financial Officer)
(Principal Accounting Officer)

Annex H

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

☒
QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2025
OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to
Commission File Number 001-41505

LINKBANCORP, Inc.
(Exact name of registrant as specified in its charter)

Pennsylvania	82-5130531
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1250 Camp Hill Bypass, Suite 202
Camp Hill, PA 17011
(Address of principal executive offices)
Registrant’s telephone number, including area code: (855) 569-2265
Former name, former address, and former fiscal year, if changed since last report: N/A

Securities registered pursuant to Section 12(b) of the Act.
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	LNKB	The NASDAQ Stock Market LLC
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐.
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐.
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☒	Smaller Reporting Company ☒
Emerging Growth Company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☒.
Indicate the number of shares of the Registrant’s Common Stock outstanding as of the latest practicable date: 37,455,648 shares as of November 3, 2025.

LINKBANCORP, Inc.
FORM 10-Q

H-i

PART I — FINANCIAL INFORMATION
Item 1 — Consolidated Financial Statements
LINKBANCORP, Inc. and Subsidiaries
Consolidated Balance Sheets (Unaudited)
(In Thousands, except share and per share data)	September 30, 2025	December 31, 2024
ASSETS
Noninterest-bearing cash equivalents	$15,321	$13,834
Interest-bearing deposits with other institutions	178,832	152,266
Cash and cash equivalents	194,153	166,100
Securities available for sale, at fair value	267,930	145,590
Securities held to maturity (Fair value of $26,024 and $30,284, respectively)	26,982	31,967
Less: Allowance for credit losses – securities	(387)	(459)
Securities held to maturity, net	26,595	31,508
Loans receivable	2,456,977	2,255,749
Less: Allowance for credit losses – loans	(25,342)	(26,435)
Net loans	2,431,635	2,229,314
Investments in restricted bank stock	4,791	5,209
Premises and equipment, net	15,822	18,029
Right-of-Use Asset – Premises	15,632	14,913
Bank-owned life insurance	53,263	52,079
Goodwill	58,806	58,806
Other intangible assets, net	16,407	20,955
Deferred tax asset	15,003	18,866
Assets held for sale	—	94,146
Accrued interest receivable and other assets	22,334	23,263
TOTAL ASSETS	$3,122,371	$2,878,778
LIABILITIES
Deposits:
Demand, noninterest bearing	$640,100	$658,646
Interest bearing	2,027,999	1,701,936
Total deposits	2,668,099	2,360,582
Long-term borrowings	40,000	40,000
Short-term borrowings	—	10,000
Note payable	—	565
Subordinated debt	62,255	61,984
Lease liabilities	15,965	15,666
Allowance for credit losses – unfunded commitments	2,157	1,857
Liabilities held for sale	—	93,777
Accrued interest payable and other liabilities	28,438	14,126
TOTAL LIABILITIES	2,816,914	2,598,557
COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)
SHAREHOLDERS’ EQUITY
Preferred stock (At September 30, 2025 and December 31, 2024: no par value; 5,000,000 shares authorized; no shares issued and outstanding.)	—	—
Common stock (At September 30, 2025 and December 31, 2024: $0.01 par value; 50,000,000 shares authorized; 37,447,026 and 37,370,917 shares issued and outstanding, respectively.)	370	370
Surplus	265,637	264,449
Retained earnings	42,157	19,947
Accumulated other comprehensive loss	(2,707)	(4,545)
TOTAL SHAREHOLDERS’ EQUITY	305,457	280,221
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,122,371	$2,878,778
See accompanying notes to the unaudited consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Consolidated Statements of Operations (Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
(In Thousands, except share and per share data)	2025	2024	2025	2024
INTEREST AND DIVIDEND INCOME
Loans receivable, including fees	$37,755	$36,856	$110,828	$109,093
Investment securities:
Taxable	2,089	1,683	5,657	4,666
Exempt from federal income tax	287	359	1,045	1,069
Other	1,893	1,296	3,962	3,590
Total interest and dividend income	42,024	40,194	121,492	118,418
INTEREST EXPENSE
Deposits	13,677	13,292	38,501	38,210
Other borrowings	950	949	2,867	2,967
Subordinated debt	1,011	972	2,958	2,892
Total interest expense	15,638	15,213	44,326	44,069
NET INTEREST INCOME BEFORE PROVISION FOR CREDIT LOSSES	26,386	24,981	77,166	74,349
Provision for credit losses	1,003	84	1,575	125
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	25,383	24,897	75,591	74,224
NONINTEREST INCOME
Service charges on deposit accounts	1,120	1,052	3,237	2,697
Bank-owned life insurance	463	430	1,327	1,199
Net realized gains on the sales of debt securities	—	—	—	4
Gain on sale of loans	157	138	361	200
Gain on sale of branches	—	—	11,093	—
Other	1,065	1,060	2,977	2,167
Total noninterest income	2,805	2,680	18,995	6,267
NONINTEREST EXPENSE
Salaries and employee benefits	10,513	9,855	31,921	30,914
Occupancy	1,356	1,440	4,128	4,577
Equipment and data processing	2,063	1,640	6,158	5,290
Professional fees	593	763	1,808	2,299
FDIC insurance and supervisory fees	439	812	1,575	1,709
Intangible amortization	1,083	1,205	3,250	3,615
Merger & restructuring expenses	—	171	57	858
Advertising	128	163	448	505
Other	1,996	2,403	6,549	6,834
Total noninterest expense	18,171	18,452	55,894	56,601
Income before income tax expense	10,017	9,125	38,692	23,890
Income tax expense	2,178	2,030	8,123	5,265
NET INCOME	$7,839	$7,095	$30,569	$18,625
EARNINGS PER SHARE, BASIC	$0.21	$0.19	$0.82	$0.50
EARNINGS PER SHARE, DILUTED	$0.21	$0.19	$0.82	$0.50
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING,
BASIC	37,192,313	36,983,637	37,146,280	36,972,127
DILUTED	37,335,646	37,090,111	37,257,831	37,061,512
See accompanying notes to the unaudited consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
(In Thousands)	2025	2024	2025	2024
Net income	$7,839	$7,095	$30,569	$18,625
Components of other comprehensive income (loss):
Unrealized gain on available-for-sale securities	2,724	4,058	3,945	2,086
Tax effect	(572)	(854)	(828)	(440)
Net of tax amount	2,152	3,204	3,117	1,646
Unrealized gain (loss) on cash flow hedges	29	(1,952)	(1,085)	320
Adjustment for amounts reclassified into net income	(138)	(383)	(534)	(1,156)
Tax effect	22	490	340	176
Net of tax amount	(87)	(1,845)	(1,279)	(660)
Total other comprehensive income	2,065	1,359	1,838	986
Total comprehensive income	$9,904	$8,454	$32,407	$19,611
See accompanying notes to the unaudited consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Consolidated Statements of Shareholders’ Equity (Unaudited)
(In Thousands, except share data)	Common Stock Shares	Common Stock Amount	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, June 30, 2025	37,441,879	$370	$265,293	$37,107	$(4,772)	$297,998
Net income	—	—	—	7,839	—	7,839
Dividends declared ($0.075 per share)	—	—	—	(2,789)	—	(2,789)
Employee stock purchase plan	7,194	—	50	—	—	50
Issuance of common stock including proceeds from exercise of common stock compensation plans	250	—	2	—	—	2
Retirement of restricted shares	(2,297)	—	(59)	—	—	(59)
Stock compensation amortization	—	—	351	—	—	351
Other comprehensive income	—	—	—	—	2,065	2,065
Balance, September 30, 2025	37,447,026	$370	$265,637	$42,157	$(2,707)	$305,457
(In Thousands, except share data)	Common Stock Shares	Common Stock Amount	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, June 30, 2024	37,356,278	$370	$263,795	$10,826	$(3,582)	$271,409
Net income	—	—	—	7,095	—	7,095
Dividends declared ($0.075 per share)	—	—	—	(2,774)	—	(2,774)
Employee stock purchase plan	7,641	—	44	—	—	44
Stock compensation amortization	—	—	220	—	—	220
Retirement of restricted shares	(2,359)	—	—	—	—	—
Other comprehensive income	—	—	—	—	1,359	1,359
Balance, September 30, 2024	37,361,560	$370	$264,059	$15,147	$(2,223)	$277,353
See accompanying notes to the unaudited consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Consolidated Statements of Shareholders’ Equity (Unaudited)
(In Thousands, except share data)	Common Stock Shares	Common Stock Amount	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance, December 31, 2024	37,370,917	$370	$264,449	$19,947	$(4,545)	$280,221
Net income	—	—	—	30,569	—	30,569
Dividends declared ($0.225 per share)	—	—	—	(8,359)	—	(8,359)
Employee stock purchase plan	22,211	—	151	—	—	151
Issuance of common stock including proceeds from exercise of common stock compensation plans(1)	56,195	—	75	—	—	75
Retirement of restricted shares	(2,297)	—	(59)	—	—	(59)
Stock compensation amortization	—	—	1,021	—	—	1,021
Other comprehensive income	—	—	—	—	1,838	1,838
Balance, September 30, 2025	37,447,026	$370	$265,637	$42,157	$(2,707)	$305,457

(1)
Issuance of common stock includes 10,477 stock options and 45,718 restricted stock units which is net of shares held for tax purposes.

(In Thousands, except share data)	Common Stock Shares	Common Stock Amount	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity Attributable to Parent	Noncontrolling interest in consolidated subsidiary	Total Shareholders’ Equity
Balance, December 31, 2023	37,340,700	$369	$263,310	$4,843	$(3,209)	$265,313	$483	$265,796
Net income	—	—	—	18,625	—	18,625	—	18,625
Dividends declared ($0.225 per share)	—	—	—	(8,321)	—	(8,321)	—	(8,321)
Exercise of stock options	1,777	—	11	—	—	11	—	11
Employee stock purchase plan	21,442	1	98	—	—	99	—	99
Stock compensation amortization	—	—	640	—	—	640	—	640
Dissolution of Minority Interest	—	—	—	—	—	—	(483)	(483)
Retirement of restricted shares	(2,359)	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	986	986	—	986
Balance, September 30, 2024	37,361,560	$370	$264,059	$15,147	$(2,223)	$277,353	$—	$277,353
See accompanying notes to the unaudited consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Consolidated Statements of Cash Flows (Unaudited)
	For the Nine Months Ended September 30,
(In Thousands)	2025	2024
OPERATING ACTIVITIES
Net income	$30,569	$18,625
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of branches	(11,093)	—
Provision for credit losses	1,575	125
Depreciation	1,231	1,472
Amortization of intangible assets	3,250	3,615
Accretion of discounts, net	(8,098)	(8,796)
Origination of loans to be sold	(14,787)	(6,722)
Proceeds from loan sales	15,148	6,922
Gain on sale of loans	(361)	(200)
Share-based and deferred compensation	1,671	1,338
Bank-owned life insurance income	(1,327)	(1,199)
Gain on sale of debt securities, available for sale	—	(4)
Change in accrued interest receivable and other assets	(1,758)	3,062
Change in accrued interest payable and other liabilities	16,873	1,458
Other, net	(477)	(113)
Net cash provided by operating activities	32,416	19,583
INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from sales	—	1,691
Proceeds from calls and maturities	2,430	8,375
Proceeds from principal repayments	13,919	8,920
Purchases	(134,274)	(50,379)
Investment securities held to maturity:
Proceeds from principal repayments	5,017	2,137
Purchase of restricted investment in bank stocks	(9,063)	(13,131)
Redemption of restricted investment in bank stocks	9,481	12,192
Increase in loans, net	(200,873)	(65,137)
Purchase of bank-owned life insurance	—	(1,600)
Payment of death benefit under bank owned life insurance	143	—
Cash paid to buy-out minority interest	—	(483)
Proceeds from disposal of premises and equipment	1,326	2,310
Purchase of premises and equipment	(877)	(1,389)
Proceeds from sale of branches, net	26,194	—
Net cash used in investing activities	(286,577)	(96,494)
FINANCING ACTIVITIES
Increase in deposits, net	300,347	166,164
Change in short-term borrowings, net	(10,000)	(10,000)
Proceeds from long-term borrowings	—	40,000
Issuance of shares from exercise of stock options	75	11
Dividends paid	(8,359)	(8,321)
Net proceeds from issuance of common stock	151	99
Net cash provided by financing activities	282,214	187,953
Increase in cash and cash equivalents	28,053	111,042
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	166,100	80,190
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$194,153	$191,232
SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid during the period for:
Interest	$44,010	$43,056
Income taxes	$10,439	$10,184
Reclassification of New Jersey branch loans from portfolio loans to assets held-for-sale, net	$—	$10,839
Reclassification of New Jersey branch assets to assets held-for-sale, net	$—	$197
Reclassification of New Jersey branch deposits to liabilities held-for-sale, net	$—	$(5,549)
Reclassification of New Jersey branch liabilities to liabilities held-for-sale, net	$—	$(159)
See accompanying notes to the unaudited consolidated financial statements.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of significant accounting and reporting policies applied in the presentation of the accompanying unaudited consolidated financial statements follows:
Nature of Operations
LINKBANCORP, Inc. (the “Company” or “LINKBANCORP”) was incorporated on April 6, 2018, under the laws of the Commonwealth of Pennsylvania. The Company was formed with the intent of becoming a bank holding company through acquisition of a bank.
On September 17, 2018, the Pennsylvania Department of Banking and Securities (the “PADOBS”) approved the acquisition of 100 percent of the shares of Stonebridge Bank. On October 5, 2018, LINKBANCORP purchased 100 percent of the outstanding shares of Stonebridge Bank, from its former parent company Stonebridge Financial Corp. under section 363 of the Bankruptcy Code. LINKBANCORP subsequently renamed the bank LINKBANK.
On December 10, 2020, the Company and its wholly owned subsidiary, LINKBANK, and GNB Financial Services, Inc. (“GNBF”), and its wholly owned subsidiary, The Gratz Bank (the “Bank”) entered into an Agreement and Plan of Merger pursuant to which GNBF merged with and into the Company, with the Company as the surviving corporation. LINKBANK merged with and into The Gratz Bank, with The Gratz Bank as the surviving institution (collectively, the “Gratz Merger”). The Gratz Merger was consummated effective September 18, 2021. In markets other than the pre-merger Gratz Bank areas, the Bank operated as “LINKBANK, a division of The Gratz Bank.” Effective November 4, 2022, the Bank legally changed its name and began to operate under one brand under the name LINKBANK.
On November 30, 2023, the Company completed its merger with Partners Bancorp (“Partners”), and its wholly owned subsidiaries, The Bank of Delmarva and Virginia Partners Bank, pursuant to which Partners merged with and into the Company with the Company as the surviving corporation (the “Partners Merger”). The Bank of Delmarva and Virginia Partners Bank merged with and into LINKBANK with LINKBANK as the surviving bank. In connection with the announcement of the Partners Merger in the first quarter of 2023, LINKBANCORP completed a private placement of $10.0 million with certain directors of LINKBANCORP as well as other accredited investors.
The Bank is a full-service commercial bank providing personal and business lending and deposit services. The Bank’s operations are conducted from its eight solutions centers located in Dauphin, Chester, Cumberland, Lancaster, Northumberland, and Schuylkill Counties, and loan production offices located in Chester and York Counties, in Pennsylvania, eight solutions centers in Wicomico, Charles, Anne Arundel, and Worcester counties in Maryland, four solutions centers and a loan production office in Sussex county in Delaware, three solutions centers in Spotsylvania and Fairfax counties in Virginia, and one solutions center in the city of Fredericksburg, Virginia. The Company’s corporate office resides in Camp Hill, Pennsylvania. As a state chartered, non-Federal Reserve member bank, the Bank is subject to regulation and supervision by the PADOBS and the Federal Deposit Insurance Corporation (the “FDIC”). The Company is regulated by the Federal Reserve Bank of Philadelphia. The Bank’s deposits are insured up to the applicable limits by the FDIC.
Initial Public Offering
In September 2022, the Company completed its initial public offering whereby it issued and sold 5,101,205 shares of common stock at a public offering price of $7.50 per share. The Company received net proceeds of $34,659 after deducting underwriting discounts and commissions of $2,487 and other offering expenses of $1,114. The Company’s common stock trades on the Nasdaq Capital Market under the symbol “LNKB.”

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
Sale of New Jersey Solutions Centers
On March 31, 2025, the Bank completed the sale of the New Jersey operations of the Bank pursuant to a purchase and assumption agreement (the “Agreement”) with American Heritage Federal Credit Union (“AHFCU”) pursuant to which AHFCU purchased certain assets and assumed certain liabilities (the “Transaction” or “New Jersey Branch Sale”), including all three branch locations (including two branch leases).
Under the Agreement, AHFCU acquired $105.0 million in loans, $2.1 million in fixed assets, and $87.1 million in deposits. The total deposit premium paid by AHFCU was 7% or $6.2 million. With respect to acquired loans, AHFCU paid an amount equal to the principal balances plus any accrued but unpaid interest and late charges on the loans measured as of the closing date. Unamortized loan discounts of $6.7 million were taken into income which was included within the gain on sale. Core deposit intangibles of $1.3 million were written off and included within the gain on sale. AHFCU paid book value for fixed assets, real estate, and other assets located at the owned branches. The Transaction resulted in an after-tax gain, net of transaction costs, of approximately $8.7 million.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practices within the banking industry. In the opinion of management, all adjustments (all of which are of a normal recurring nature) that are necessary for a fair statement are reflected in the unaudited condensed consolidated financial statements.
The Company has evaluated events and transactions occurring subsequent to the consolidated balance sheet date of September 30, 2025 for items that should potentially be recognized or disclosed in these unaudited condensed consolidated financial statements. The evaluation was conducted through the date these unaudited condensed consolidated financial statements were issued.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the allowance for credit losses and accounting for business combinations.
Interim Financial Information
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with GAAP for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.
In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2025 are not necessarily indicative of the results that may be expected for the year ending December 31, 2025. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
Reclassification of Prior Period Financial Statements
Certain previously reported items have been reclassified to conform to the current year’s classifications. Reclassifications had no effect on prior year net income or shareholders’ equity.
Recently Adopted Accounting Standards
In 2024, the Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard update requires additional interim and annual disclosures about a reportable segment’s expenses, even for companies with only one reportable segment. The adoption of this standard did not have a material effect on the Company’s operating results or financial condition. Refer to Note 13 for the Company’s segment disclosures.
Recent Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This standard update requires additional interim and annual disclosures about a company’s income taxes, including more detailed information around the annual rate reconciliation and income taxes paid. For public business entities, this Update is effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the guidance; however, the adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). This ASU requires disclosure in the notes to financial statements of specified information about certain costs and expenses. Specific disclosures are required for (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas producing activities. The amendments in this Update do not change or remove current expense disclosure requirements. However, the amendments affect where this information appears in the notes to financial statements because entities are required to include certain current disclosures in the same tabular format disclosure as the other disaggregation requirements in the amendments. The amendments in ASU 2024-03 apply only to public business entities and are effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the guidance, however, the adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.
In January 2025, the FASB issued ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40), which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU. The Company is currently evaluating the guidance, however, the adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.
In September 2025, the FASB issued ASU 2025-06, Targeted Improvements to Internal-Use Software (Subtopic 350-40), which updates the guidance on accounting for internal-use software. The new standard simplifies the rules for when software development costs can be capitalized by removing references to prescriptive and sequential software development project stages and instead requires an entity to capitalize software costs when the project is authorized and has committed funding, and the software completion is probable and used to perform the function intended. It also incorporates guidance for website development and requires the same disclosures as other long-lived assets. ASU 2025-06 is effective for annual periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
guidance, however, the adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.
In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606) which refines the scope of derivative accounting under ASC 815. The update aims to reduce complexity and better align accounting with the economic substance of certain contracts by excluding from derivative accounting certain contracts based on the operations or activities of one of the parties to the contract. The amendments are effective for annual and interim periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the guidance, however, the adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.
2.   INVESTMENT SECURITIES
The amortized cost, gross unrealized gains and losses, and fair value of investment securities available for sale are summarized as follows:
	September 30, 2025
(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Available for Sale:
US Government Agency securities	$11,257	$324	$(2)	$—	$11,579
Obligations of state and political subdivisions	50,731	87	(2,848)	—	47,970
Mortgage-backed securities in government-sponsored entities	209,168	1,178	(2,298)	—	208,048
Other securities	341	—	(8)	—	333
	$271,497	$1,589	$(5,156)	$—	$267,930
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Allowance for Credit Losses
Held to Maturity:
Corporate debentures	$12,250	$—	$(651)	$11,599	$(387)
Structured mortgage-backed securities	14,732	5	(312)	14,425	—
	$26,982	$5	$(963)	$26,024	$(387)
	December 31, 2024
(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Available for Sale:
US Government Agency securities	$13,017	$96	$(40)	$—	$13,073
Obligations of state and political subdivisions	51,254	10	(4,063)	—	47,201
Mortgage-backed securities in government-sponsored entities	88,289	61	(3,567)	—	84,783
Other securities	542	—	(9)	—	533
	$153,102	$167	$(7,679)	$—	$145,590

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Allowance for Credit Losses
Held to Maturity:
Corporate debentures	$15,250	$—	$(984)	$14,266	$(459)
Structured mortgage-backed securities	16,717	6	(705)	16,018	—
	$31,967	$6	$(1,689)	$30,284	$(459)
The following tables summarize the Company’s debt securities in an unrealized loss position for which an allowance for credit losses has not been recorded, aggregated by security type and length of time in a continuous unrealized loss position.
	September 30, 2025
	Less Than Twelve Months		Twelve Months or Greater		Total
(In Thousands)	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
Available for Sale:
US Government Agency Securities	$1,998	$(2)	$—	$—	$1,998	$(2)
Obligations of state and political subdivisions	4,003	(65)	32,096	(2,783)	36,099	(2,848)
Mortgage-backed securities in government-sponsored entities	75,716	(488)	33,303	(1,810)	109,019	(2,298)
Other securities	—	—	333	(8)	333	(8)
	$81,717	$(555)	$65,732	$(4,601)	$147,449	$(5,156)
	December 31, 2024
	Less Than Twelve Months		Twelve Months or Greater		Total
(In Thousands)	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
Available for Sale:
US Government Agency Securities	$3,960	$(40)	$—	$—	$3,960	$(40)
Obligations of state and political subdivisions	11,433	(273)	34,345	(3,790)	45,778	(4,063)
Mortgage-backed securities in government-sponsored entities	45,629	(902)	29,877	(2,665)	75,506	(3,567)
Other securities	—	—	533	(9)	533	(9)
	$61,022	$(1,215)	$64,755	$(6,464)	$125,777	$(7,679)
No allowance for credit losses on available for sale debt securities was needed at September 30, 2025 or December 31, 2024. The Company reviews its position quarterly and believes that as of September 30, 2025 and December 31, 2024, the declines outlined in the above tables represent temporary declines, and the Company does not intend to sell, and does not believe it will be required to sell, these debt securities before recovery of their cost basis, which may be at maturity. There were 181 and 210 available for sale debt securities with unrealized losses at September 30, 2025 and December 31, 2024, respectively. The Company has concluded that the unrealized losses disclosed above are the result of interest rate changes and market conditions that are not expected to result in the non-collection of principal and interest during the year.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
Accrued interest receivable on available for sale debt securities totaled $1,183 at September 30, 2025 and is excluded from the estimate of credit losses.
There were nine and ten held to maturity debt securities with unrealized losses at September 30, 2025 and December 31, 2024, respectively.
The Company monitors the credit quality of corporate debentures held to maturity through the use of credit ratings, where available, and financial analysis, including capital monitoring and financial performance analysis. The Company monitors these securities on a quarterly basis.
The following tables present the activity in the allowance for credit losses for corporate debentures held to maturity for the three and nine months ended September 30, 2025 and 2024.
(in Thousands)	For the Three Months Ended September 30, 2025
Balance, June 30, 2025	$475
Changes in the allowance for credit losses	(88)
Balance, September 30, 2025	$387
(in Thousands)	For the Three Months Ended September 30, 2024
Balance, June 30, 2024	$502
Changes in the allowance for credit losses	(31)
Balance, September 30, 2024	$471
(in Thousands)	For the Nine Months Ended September 30, 2025
Balance, December 31, 2024	$459
Changes in the allowance for credit losses	(72)
Balance, September 30, 2025	$387
(in Thousands)	For the Nine Months Ended September 30, 2024
Balance, December 31, 2023	$512
Credit to allowance for credit losses	(41)
Balance, September 30, 2024	$471
Accrued interest receivable on held-to-maturity debt securities totaled $165 at September 30, 2025 which is excluded from the estimate of credit losses.
As of September 30, 2025, amortized cost and fair value by contractual maturity, where applicable, are shown below. Actual maturities may differ from contractual maturities because the borrower may have the right to prepay obligations with or without penalty.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	Available for Sale Securities		Held to Maturity Securities
(In Thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$1,191	$1,197	$—	$—
Due after one year through five years	16,823	16,786	3,000	2,855
Due after five years through ten years	19,347	19,118	9,250	8,744
Due after ten years	24,627	22,448	—	—
Mortgage-backed securities and Collateralized mortgage obligations	209,168	208,048	14,732	14,425
Other securities	341	333	—	—
	$271,497	$267,930	$26,982	$26,024
The following tables summarize sales of debt securities for the three and nine months ended September 30, 2024. There were no sales of debt securities for the three and nine months ended September 30, 2025.
(In Thousands)	For the Three Months Ended September 30, 2024
Proceeds	$—
Gross gains	—
Gross losses	—
Net gains (losses)	$—
(In Thousands)	For the Nine Months Ended September 30, 2024
Proceeds	$1,691
Gross gains	4
Gross losses	—
Net gains (losses)	$4
The tax provision related to these realized gains and losses was approximately $1 as of the nine months ended September 30, 2024.
The Company had pledged debt securities with a carrying value of $55,778 and $57,852 to secure public deposits and certain borrowing capacity as of September 30, 2025 and December 31, 2024, respectively.
3.   LOANS RECEIVABLE
The portfolio segments and classes of loans are as follows:
(In Thousands)	September 30, 2025	December 31, 2024
Agriculture and farmland loans	$62,098	$67,741
Construction loans	155,542	152,619
Commercial & industrial loans	266,765	245,833
Commercial real estate loans
Multifamily	236,534	211,778
Owner occupied	522,674	477,742
Non-owner occupied	730,740	628,237
Residential real estate loans

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
(In Thousands)	September 30, 2025	December 31, 2024
First liens	377,226	373,469
Second liens and lines of credit	84,395	76,713
Consumer and other loans	17,645	17,086
Municipal loans	2,816	3,886
	2,456,435	2,255,104
Deferred costs	542	645
Allowance for credit losses	(25,342)	(26,435)
Total	$2,431,635	$2,229,314

The above table does not include loans that were held for sale at December 31, 2024 related to the New Jersey Branch Sale.
The Company originates commercial, residential, and consumer loans within its primary market areas of southcentral and southeastern Pennsylvania, northern Virginia, eastern Maryland, and Delaware. A significant portion of the loan portfolio is secured by real estate.
At September 30, 2025 and December 31, 2024 the recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process was $313 and $585, respectively.
4.   ALLOWANCE FOR CREDIT LOSSES
The segments of the Company’s loan portfolio are disaggregated to a level that allows management to monitor risk and performance. The loan segments used are consistent with the internal reports evaluated by the Company’s management and Board of Directors to monitor risk and performance within various segments of its loan portfolio and, therefore, no further disaggregation is considered necessary. The Company’s loan portfolio consists primarily of real estate loans on commercial and residential property. The portfolio also includes agricultural loans, commercial loans, municipal loans, and consumer loans.
The Company’s primary lending activity is the origination of commercial loans extended to small and mid-sized commercial and industrial entities.
Commercial loans are primarily underwritten on the basis of the borrowers’ ability to service such debt from income. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. As a general practice, the Company takes as collateral a security interest in any equipment, or other chattel, although loans may also be made on an unsecured basis. Collateralized working capital loans typically are secured by short-term assets whereas long-term loans are primarily secured by long-term assets.
Construction loans are to finance the construction of owner-occupied and income producing properties. These loans are categorized within commercial or one-to-four family residential loans based upon the underlying collateral and intended use following the completion of the construction period. Construction loans are approved based on an analysis of the borrower and guarantor, the viability of the project and on an acceptable percentage of the appraised value of the property securing the loan. Construction loan funds are disbursed periodically based on the percentage of construction or development completed. The Company carefully monitors these loans with on-site inspections and requires the receipt of lien waivers on funds advanced. The Company considers the market conditions and feasibility of proposed projects, the financial condition and reputation of the borrower and guarantors, the amount of the borrower’s equity in the project, independent appraisals, cost estimates and pre-construction sale information. The Company also makes loans on occasion for the purchase of land for future development by the borrower. Land loans are extended for the

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
future development for either commercial or residential use by the borrower. The Company carefully analyzes the intended use of the property and the viability thereof.
The Company’s commercial real estate loans consist of mortgage loans secured by nonresidential real estate, such as by apartment buildings, small office buildings, and owner-occupied properties. Commercial real estate loans are secured by the subject property and are underwritten based on loan to value limits, cash flow coverage and general creditworthiness of the obligors. These loans tend to involve larger loan balances and their repayment is typically dependent upon the successful operation and management of the underlying real estate.
Residential real estate loans are underwritten based on the borrower’s repayment capacity and source, value of the underlying property, the borrower’s credit history, and stability. These loans are secured by a first or second mortgage on the borrower’s principal residence or their second/vacation home (excluding investment/rental property).
In addition to the main types of loans discussed above, the Company also originates agricultural loans, consumer loans, and municipal loans. The agricultural loan portfolio consists of loans to local farmers and agricultural businesses that are generally secured by farmland and equipment. The consumer loan portfolio consists of lending in the form of home equity loans secured by financed property and personal consumer loans, which may be secured or unsecured. The municipal loan portfolio consists of loans to qualified local municipalities, which are generally supported by the taxing authority of the borrowing municipality, and is frequently secured by collateral.
Management systematically monitors the loan portfolio and the appropriateness of the allowance for credit losses on a quarterly basis to provide for expected losses inherent in the portfolio. For segments determined by discounted cash flow analysis, the Company’s estimate of future economic conditions utilized in its estimate is primarily dependent on the Federal Open Market Committee’s forecasts related to Real Gross Domestic Product and Unemployment rate. For segments determined by the remaining life method, an average loss rate is generally calculated based on peer losses and applied to the future outstanding loan balances at quarter end.
Certain qualitative factors are then added to the historical allocation percentage to get the adjusted factor to be applied to non-classified loans. The following qualitative factors are analyzed for each portfolio segment:
•
Levels of and trends in delinquencies

•
Trends in volume and terms

•
Changes in collateral

•
Changes in management and lending staff

•
Economic trends

•
Concentrations of credit

•
Changes in lending policies

•
External factors

•
Changes in underwriting process

•
Trends in credit quality ratings

These qualitative factors are reviewed each quarter and adjusted based upon relevant changes within the portfolio.
The total allowance reflects management’s estimate of credit losses inherent in the loan portfolio at the Consolidated Balance Sheet date. The Company considers the allowance for credit losses adequate to cover loan losses inherent in the loan portfolio at September 30, 2025 and December 31, 2024.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
Accrued interest receivable on loans totaled $9,037 and $8,714 at September 30, 2025 and December 31, 2024, respectively, and was reported within accrued interest receivable and other assets on the consolidated balance sheets and is excluded from the estimate of credit losses.
The following tables summarize the activity in the allowance for credit losses by loan segment for the three and nine months ended September 30, 2025 and 2024.
	Beginning balance	Charge-offs	Recoveries	Provision for credit losses	Ending balance
(In Thousands)	For the Three Months Ended September 30, 2025
Allowance for credit losses:
Agriculture and farmland	$9	$—	$—	$3	$12
Construction	1,478	(8)	1	601	2,072
Commercial & industrial	4,242	(300)	1	(199)	3,744
Commercial real estate
Multifamily	1,879	—	—	233	2,112
Owner occupied	5,763	—	1	(18)	5,746
Non-owner occupied	6,724	—	—	343	7,067
Residential real estate
First liens	3,227	—	4	(14)	3,217
Second liens and lines of credit	1,188	—	—	28	1,216
Municipal	37	—	—	4	41
Consumer	104	—	1	10	115
Total	$24,651	$(308)	$8	$991	$25,342
	Beginning balance	Charge-offs	Recoveries	Provision for credit losses	Ending balance
(In Thousands)	For the Three Months Ended September 30, 2024
Allowance for credit losses:
Agriculture and farmland	$12	$—	$—	$—	$12
Construction	1,841	—	1	(537)	1,305
Commercial & industrial	3,435	—	37	(368)	3,104
Commercial real estate
Multifamily	1,914	—	—	263	2,177
Owner occupied	5,882	(23)	—	148	6,007
Non-owner occupied	8,026	—	—	730	8,756
Residential real estate
First liens	4,047	—	6	(285)	3,768
Second liens and lines of credit	977	—	3	119	1,099
Municipal	64	—	—	1	65
Consumer	91	—	4	154	249
Total	$26,289	$(23)	$51	$225	$26,542

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	Beginning balance	Charge-offs	Charge-offs on PCD Acquired Loans	Recoveries	Provision for credit losses	Ending balance
(In Thousands)	For the Nine Months Ended September 30, 2025
Allowance for credit losses:
Agriculture and farmland	$11	$—	$—	$—	$1	$12
Construction	893	(8)	—	4	1,183	2,072
Commercial & industrial	4,093	(374)	—	4	21	3,744
Commercial real estate
Multifamily	1,805	—	—	—	307	2,112
Owner occupied	5,611	—	—	2	133	5,746
Non-owner occupied	9,345	(35)	(2,018)	—	(225)	7,067
Residential real estate
First liens	3,395	(4)	—	14	(188)	3,217
Second liens and lines of credit	1,154	—	—	1	61	1,216
Municipal	48	—	—	—	(7)	41
Consumer	80	(29)		2	62	115
Total	$26,435	$(450)	$(2,018)	$27	$1,348	$25,342
	Beginning balance	Charge-offs	Recoveries	Allowance for Credit Losses on PCD Acquired Loans	Provision for credit losses	Ending balance
(In Thousands)	For the Nine Months Ended September 30, 2024
Allowance for credit losses:
Agriculture and farmland	$12	$—	$—	$—	$—	$12
Construction	959	—	3	—	343	1,305
Commercial & industrial	2,940	(10)	46	—	128	3,104
Commercial real estate
Multifamily	1,483	—	2	—	692	2,177
Owner occupied	6,572	(29)	1	—	(537)	6,007
Non-owner occupied	5,773	(54)	5	2,300	732	8,756
Residential real estate
First liens	4,778	—	19	—	(1,029)	3,768
Second liens and lines of credit	1,072	—	12	—	15	1,099
Municipal	79	—	—	—	(14)	65
Consumer	99	(25)	8	—	167	249
Total	$23,767	$(118)	$96	$2,300	$497	$26,542
The following tables present the amortized cost basis of nonaccrual loans and loans past due 90 days or greater and still accruing by segments of the loan portfolio:

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	As of September 30, 2025
(In Thousands)	Nonaccrual with No Allowance for Credit Loss	Nonaccrual with a related Allowance for Credit Loss	Total Nonaccrual	Loans 90 days or greater past due still accruing
Agriculture and farmland	$353	$—	$353	$478
Construction	354	146	500	—
Commercial & industrial	6,098	407	6,505	15
Commercial real estate
Multifamily	512	—	512	—
Owner occupied	8,504	944	9,448	—
Non-owner occupied	2,754	—	2,754	—
Residential real estate
First liens	3,591	—	3,591	—
Second liens and lines of credit	448	—	448	23
Municipal	—	—	—	—
Consumer	—	—	—	—
Total	$22,614	$1,497	$24,111	$516
	December 31, 2024
(In Thousands)	Nonaccrual with No Allowance for Credit Loss	Nonaccrual with a related Allowance for Credit Loss	Total Nonaccrual	Loans 90 days or greater past due still accruing
Agriculture and farmland	$—	$—	$—	$—
Construction	9	—	9	157
Commercial & industrial	125	7	132	—
Commercial real estate
Multifamily	—	—	—	—
Owner occupied	6,171	3,581	9,752	—
Non-owner occupied	398	3,931	4,329	—
Residential real estate
First liens	1,975	—	1,975	289
Second liens and lines of credit	482	—	482	—
Municipal	—	—	—	—
Consumer	—	—	—	48
Total	$9,160	$7,519	$16,679	$494
The Company recognized $162 and $479 of interest income on nonaccrual loans during the three and nine months ended September 30, 2025, respectively, and $79 and $530 for the three and nine months ended September 30, 2024, respectively.
The following tables present, by class of loans, the carrying value of collateral dependent nonaccrual loans and type of collateral as of September 30, 2025 and December 31, 2024.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	September 30, 2025
(In Thousands)	Real Estate	Business Assets	Other	Total
Agriculture and farmland loans	$353	$—	$—	$353
Construction	500	—	—	500
Commercial & industrial loans	5,867	638	—	6,505
Commercial real estate loans
Multifamily	512	—	—	512
Owner occupied	9,448	—	—	9,448
Non-owner occupied	2,754	—	—	2,754
Residential real estate loans
First liens	3,591	—	—	3,591
Second liens and lines of credit	448	—	—	448
Municipal	—	—	—	—
Consumer	—	—	—	—
	$23,473	$638	$—	$24,111
	December 31, 2024
(In Thousands)	Real Estate	Business Assets	Other	Total
Agriculture and farmland loans	$—	$—	$—	$—
Construction	9	—	—	9
Commercial & industrial loans	—	132	—	132
Commercial real estate loans
Multifamily	—	—	—	—
Owner occupied	9,752	—	—	9,752
Non-owner occupied	4,329	—	—	4,329
Residential real estate loans
First liens	1,975	—	—	1,975
Second liens and lines of credit	482	—	—	482
Municipal	—	—	—	—
Consumer	—	—	—	—
	$16,547	$132	$—	$16,679
The following tables present an aging analysis of the recorded investment of past due loans at September 30, 2025 and December 31, 2024.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	September 30, 2025
(In Thousands)	30 – 59 Days Past Due	60 – 89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans
Agriculture and farmland	$110	$196	$478	$784	$61,314	$62,098
Construction	—	146	354	500	155,042	155,542
Commercial & industrial	376	9	6,529	6,914	259,851	266,765
Commercial real estate
Multifamily	—	512	—	512	236,022	236,534
Owner occupied	669	484	9,448	10,601	512,073	522,674
Non-owner occupied	93	—	250	343	730,397	730,740
Residential real estate
First liens	1,311	421	388	2,120	375,106	377,226
Second liens and lines of credit	131	108	276	515	83,880	84,395
Municipal	—	—	—	—	2,816	2,816
Consumer	166	—	—	166	17,479	17,645
Total	$2,856	$1,876	$17,723	$22,455	$2,433,980	$2,456,435
	December 31, 2024
(In Thousands)	30 – 59 Days Past Due	60 – 89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans
Agriculture and farmland	$23	$—	$—	$23	$67,718	$67,741
Construction	197	—	166	363	152,256	152,619
Commercial & industrial	41	—	90	131	245,702	245,833
Commercial real estate
Multifamily	314	—	—	314	211,464	211,778
Owner occupied	334	660	8,768	9,762	467,980	477,742
Non-owner occupied	—	—	398	398	627,839	628,237
Residential real estate
First liens	686	317	1,220	2,223	371,246	373,469
Second liens and lines of credit	191	119	276	586	76,127	76,713
Municipal	—	—	—	—	3,886	3,886
Consumer	7	1	48	56	17,030	17,086
Total	$1,793	$1,097	$10,966	$13,856	$2,241,248	$2,255,104
Credit Quality Information
The following tables represent credit exposures by internally assigned grades as of September 30, 2025 and December 31, 2024. The grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled or at all.
The Company’s internally assigned grades are as follows:
Pass — loans that are protected by the current net worth and paying capacity of the obligor or by the value of the underlying collateral. There are four sub-grades within the Pass category to further distinguish the loan.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
Special Mention — loans where a potential weakness or risk exists, which could cause a more serious problem if not corrected.
Substandard — loans that have a well-defined weakness based on objective evidence and are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.
Doubtful — loans classified as Doubtful have all the weaknesses inherent in a Substandard asset. In addition, these weaknesses make collection or liquidation in full highly questionable and improbable, based on existing circumstances.
Loss — loans classified as a Loss are considered uncollectible and are immediately charged against allowances.
The following tables present the classes of the loan portfolio summarized by the internal risk rating system as of September 30, 2025.
	September 30, 2025
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term	Total
(In Thousands)	2025	2024	2023	2022	2021	Prior
Agriculture and farmland
Pass	$2,672	$10,273	$986	$13,188	$7,997	$22,323	$3,413	$—	$60,852
Special mention	—	—	—	—	—	175	240	—	415
Substandard or lower	—	—	—	—	—	831	—	—	831
Total Agriculture and farmland	$2,672	$10,273	$986	$13,188	$7,997	$23,329	$3,653	$—	$62,098
Agriculture and farmland
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Construction
Pass	37,341	45,444	28,555	16,536	13,166	5,101	4,610	4,289	155,042
Special mention	—	—	—	—	—	—	—	—	—
Substandard or lower	—	—	500	—	—	—	—	—	500
Total Construction	37,341	45,444	29,055	16,536	13,166	5,101	4,610	4,289	155,542
Construction
Current period gross charge-offs	—	—	—	—	—	8	—	—	8
Commercial & industrial
Pass	28,497	39,049	19,018	13,888	14,701	9,368	129,932	24	254,477
Special mention	—	—	—	—	56	—	642	—	698
Substandard or lower	—	—	15	4,746	—	239	6,590	—	11,590
Total Commercial & industrial	28,497	39,049	19,033	18,634	14,757	9,607	137,164	24	266,765
Commercial & industrial
Current period gross charge-offs	—	74	—	300	—	—	—	—	374
Commercial real estate – Multifamily
Pass	34,422	32,695	17,631	74,693	41,976	27,721	441	—	229,579
Special mention	—	—	—	—	—	—	—	—	—
Substandard or lower	—	—	309	3,082	2,878	686	—	—	6,955
Total Commercial real estate – Multifamily	34,422	32,695	17,940	77,775	44,854	28,407	441	—	236,534
Commercial real estate – Multifamily
Current period gross charge-offs	—	—	—	—	—	—	—	—	—

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	September 30, 2025
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term	Total
(In Thousands)	2025	2024	2023	2022	2021	Prior
Commercial real estate – Owner occupied
Pass	80,475	52,771	46,475	94,392	79,756	136,440	14,798	—	505,107
Special mention	—	—	3,039	356	1,896	945	298	—	6,534
Substandard or lower	—	669	—	7,315	587	2,462	—	—	11,033
Total Commercial real estate – Owner occupied	80,475	53,440	49,514	102,063	82,239	139,847	15,096	—	522,674
Commercial real estate – Owner occupied
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Commercial real estate – Non-owner occupied
Pass	146,164	71,036	54,407	180,887	103,320	147,623	11,805	—	715,242
Special mention	4,776	—	1,002	—	1,341	4,949	—	—	12,068
Substandard or lower	—	676	—	—	—	2,754	—	—	3,430
Total Commercial real estate – Non- owner occupied	150,940	71,712	55,409	180,887	104,661	155,326	11,805	—	730,740
Commercial real estate – Non-owner occupied
Current period gross charge-offs	—	—	—	—	2,018	35	—	—	2,053
Municipal
Pass	50	60	251	—	303	2,059	93	—	2,816
Special mention	—	—	—	—	—	—	—	—	—
Substandard or lower	—	—	—	—	—	—	—	—	—
Total Municipal	50	60	251	—	303	2,059	93	—	2,816
Municipal
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Total
Pass	$329,621	$251,328	$167,323	$393,584	$261,219	$350,635	$165,092	$4,313	$1,923,115
Special mention	4,776	—	4,041	356	3,293	6,069	1,180	—	19,715
Substandard or lower	—	1,345	824	15,143	3,465	6,972	6,590	—	34,339
Total	$334,397	$252,673	$172,188	$409,083	$267,977	$363,676	$172,862	$4,313	$1,977,169

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The following tables present the classes of the loan portfolio summarized by the internal risk rating system as of December 31, 2024.
	December 31, 2024
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term	Total
(In Thousands)	2024	2023	2022	2021	2020	Prior
Agriculture and farmland
Pass	$11,357	$1,040	$13,682	$8,761	$4,780	$21,105	$5,320	$—	$66,045
Special mention	—	10	—	51	—	1,387	248	—	1,696
Substandard or lower	—	—	—	—	—	—	—	—	—
Total Agriculture and farmland	$11,357	$1,050	$13,682	$8,812	$4,780	$22,492	$5,568	$—	$67,741
Agriculture and farmland
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Construction
Pass	38,681	54,929	17,645	18,952	1,226	8,567	12,422	—	152,422
Special mention	—	—	—	—	—	—	—	—	—
Substandard or lower	—	197	—	—	—	—	—	—	197
Total Construction	38,681	55,126	17,645	18,952	1,226	8,567	12,422	—	152,619
Construction
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Commercial & industrial
Pass	36,194	23,645	18,632	18,880	10,145	8,154	115,655	—	231,305
Special mention	301	153	4,606	88	—	363	7,023	—	12,534
Substandard or lower	74	51	384	47	—	299	1,139	—	1,994
Total Commercial & industrial	36,569	23,849	23,622	19,015	10,145	8,816	123,817	—	245,833
Commercial & industrial
Current period gross charge-offs	—	—	—	—	20	7	125	—	152
Commercial real estate – Multifamily
Pass	34,006	11,064	84,497	49,859	19,451	11,232	685	—	210,794
Special mention	—	—	984	—	—	—	—	—	984
Substandard or lower	—	—	—	—	—	—	—	—	—
Total Commercial real estate – Multifamily	34,006	11,064	85,481	49,859	19,451	11,232	685	—	211,778
Commercial real estate – Multifamily
Current period gross charge-offs	—	—	—	—	—	—	—	—	—

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	December 31, 2024
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term	Total
(In Thousands)	2024	2023	2022	2021	2020	Prior
Commercial real estate – Owner occupied
Pass	52,566	56,674	101,351	83,703	48,003	99,600	15,120	—	457,017
Special mention	—	—	365	1,984	416	5,608	262	—	8,635
Substandard or lower	—	—	9,327	—	—	2,632	131	—	12,090
Total Commercial real estate – Owner occupied	52,566	56,674	111,043	85,687	48,419	107,840	15,513	—	477,742
Commercial real estate – Owner occupied
Current period gross charge-offs	—	—	—	—	23	6	—	—	29
Commercial real estate – Non-owner occupied
Pass	78,928	60,584	187,113	111,191	48,512	120,340	8,535	—	615,203
Special mention	744	—	—	1,536	3,352	3,073	—	—	8,705
Substandard or lower	—	—	—	3,931	—	324	74	—	4,329
Total Commercial real estate – Non-owner occupied	79,672	60,584	187,113	116,658	51,864	123,737	8,609	—	628,237
Commercial real estate – Non-owner occupied
Current period gross charge-offs	—	—	—	—	—	54	—	—	54
Municipal
Pass	71	356	—	350	939	2,088	82	—	3,886
Special mention	—	—	—	—	—	—	—	—	—
Substandard or lower	—	—	—	—	—	—	—	—	—
Total Commercial real estate – Municipal	71	356	—	350	939	2,088	82	—	3,886
Municipal
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Total
Pass	$251,803	$208,292	$422,920	$291,696	$133,056	$271,086	$157,819	$—	$1,736,672
Special mention	1,045	163	5,955	3,659	3,768	10,431	7,533	—	32,554
Substandard or lower	74	248	9,711	3,978	—	3,255	1,344	—	18,610
Total	$252,922	$208,703	$438,586	$299,333	$136,824	$284,772	$166,696	$—	$1,787,836

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The Company considers the performance of the loan portfolio and its impact on the allowance for credit losses. The Company monitors small balance, homogeneous loans, such as home equity, residential mortgage, and consumer loans based on delinquency status rather than the assignment of loan specific risk ratings. The Company will evaluate credit quality based on the aging status of the loan. The following tables present the amortized cost of these loans based on payment activity, by origination year, as of September 30, 2025 and December 31, 2024.
	September 30, 2025
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term	Total
(In Thousands)	2025	2024	2023	2022	2021	Prior
Residential real estate – First liens
Performing	$39,508	$24,911	$43,201	$80,510	$73,187	$98,099	$14,219	$—	$373,635
Nonperforming	—	—	—	—	300	3,291	—	—	3,591
Total Residential real estate – First liens	$39,508	$24,911	$43,201	$80,510	$73,487	$101,390	$14,219	$—	$377,226
Residential real estate – First liens
Current period gross charge-offs	—	—	—	—	—	4	—	—	4
Residential real estate – Second liens and lines of credit
Performing	441	2,669	1,478	410	170	1,049	77,688	19	83,924
Nonperforming	—	—	—	—	23	205	243	—	471
Total Residential real estate – Second liens and lines of credit	441	2,669	1,478	410	193	1,254	77,931	19	84,395
Residential real estate – Second liens and lines of credit
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Consumer and other
Performing	4,544	1,749	3,076	2,295	71	89	5,821	—	17,645
Nonperforming	—	—	—	—	—	—	—	—	—
Total Consumer and other	4,544	1,749	3,076	2,295	71	89	5,821	—	17,645
Consumer and other
Current period gross charge-offs	—	10	7	5	—	7	—	—	29
Total
Performing	$44,493	$29,329	$47,755	$83,215	$73,428	$99,237	$97,728	$19	$475,204
Nonperforming	—	—	—	—	323	3,496	243	—	4,062
Total	$44,493	$29,329	$47,755	$83,215	$73,751	$102,733	$97,971	$19	$479,266

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	December 31, 2024
	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term	Total
(In Thousands)	2024	2023	2022	2021	2020	Prior
Residential real estate – First liens
Performing	$28,532	$48,601	$86,197	$82,086	$35,962	$78,244	$11,583	$—	$371,205
Nonperforming	—	—	—	219	29	2,016	—	—	2,264
Total Residential real estate – First liens	$28,532	$48,601	$86,197	$82,305	$35,991	$80,260	$11,583	$—	$373,469
Residential real estate – First liens
Current period gross charge-offs	—	—	—	—	—	4	—	—	4
Residential real estate – Second liens and lines of credit
Performing	2,643	940	985	349	61	1,666	68,937	650	76,231
Nonperforming	—	—	—	—	—	294	188	—	482
Total Residential real estate – Second liens and lines of credit	2,643	940	985	349	61	1,960	69,125	650	76,713
Residential real estate – Second liens and lines of credit
Current period gross charge-offs	—	—	—	—	—	9	—	—	9
Consumer and other
Performing	2,610	4,433	1,863	113	52	67	7,900	—	17,038
Nonperforming	—	—	—	—	—	48	—	—	48
Total Consumer and other	2,610	4,433	1,863	113	52	115	7,900	—	17,086
Consumer and other
Current period gross charge-offs	—	6	4	6	1	18	150	—	185
Total
Performing	$33,785	$53,974	$89,045	$82,548	$36,075	$79,977	$88,420	$650	$464,474
Nonperforming	—	—	—	219	29	2,358	188	—	2,794
Total	$33,785	$53,974	$89,045	$82,767	$36,104	$82,335	$88,608	$650	$467,268
Modifications to Borrowers Experiencing Financial Difficulty
The Company may modify loans to borrowers experiencing financial difficulty by providing principal forgiveness, term extension, interest rate reduction or an other-than-insignificant payment delay. When principal forgiveness is provided, the amount of forgiveness is charged off against the allowance for credit losses. The Company may also provide multiple types of modifications on an individual loan.
For the nine months ended September 30, 2025, the Company provided an interest rate reduction, payment delay, and term extension to an Owner Occupied Commercial Real Estate borrower experiencing financial difficulty. At September 30, 2025, the amortized cost basis of the loan was $633 and the borrower is performing in accordance with the modified terms.
For the nine months ended September 30, 2025, the Company provided a payment delay to a Non Owner Occupied Commercial Real Estate borrower experiencing financial difficulty. At September 30, 2025, the amortized cost basis of the loan was $2,994 and the borrower is performing in accordance with the modified terms.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
During the nine months ended September 30, 2024, the Company provided a payment delay to a Non Owner Occupied Commercial Real Estate borrower experiencing financial difficulty. During the second quarter of 2025, this loan was sold to an outside investor.
The Company has not committed to lend any additional funds at both September 30, 2025 and December 31, 2024 to the borrowers noted above.
Sale of Purchase Credit Deteriorated Loan
During the second quarter of 2025, the Company sold a Non Owner Occupied Commercial Real Estate loan that had been identified as purchase credit deteriorated and at December 31, 2024, required an individual reserve of $2,311 within the allowance for credit losses. The resulting charge to the allowance for credit losses during the second quarter of 2025 due to the sale of this non-accrual loan was $2,018.
5.   DEPOSITS
Deposit accounts are summarized as follows:
	September 30, 2025		December 31, 2024
(Dollars in Thousands)	Amount	%	Amount	%
Demand, noninterest-bearing	$640,100	23.99%	$658,646	27.89%
Demand, interest-bearing	677,496	25.39	525,173	22.25
Money market and savings	656,727	24.61	540,030	22.88
Time deposits, $250 and over	201,648	7.56	164,901	6.99
Time deposits, other	417,128	15.64	368,217	15.60
Brokered time deposits	75,000	2.81	103,615	4.39
	$2,668,099	100.0%	$2,360,582	100.0%
The above table does not include deposits that are held for sale at December 31, 2024 related to the New Jersey Branch Sale.
The brokered deposits outstanding at September 30, 2025 mature in the fourth quarter of 2025.
6.   BORROWINGS
Borrowings and subordinated debt were as follows:
(in Thousands)	September 30, 2025	December 31, 2024
Long-term borrowings	$40,000	$40,000
Short-term borrowings	—	10,000
Note payable	—	565
Subordinated debt	62,255	61,984
Total	$102,255	$112,549
Subordinated Notes Sale — 2022
On April 8, 2022, LINKBANCORP entered into Subordinated Note Purchase Agreements (the “Agreements”) with certain institutional accredited investors (the “Purchasers”) and, pursuant to the Agreements, issued to the Purchasers $20,000 in aggregate principal amount of its 4.50% Fixed-to-Floating Rate Subordinated Notes due 2032 (the “Notes”). The investors included a related party entity that is

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
controlled by a member of the Board of Directors of the Company, which purchased $7,000 in principal amount of the note. During the year ended December 31, 2022, the Company contributed $15,000 of the subordinated note proceeds to the Bank as equity capital, the impact of which can be seen within Note 9 Regulatory Capital Requirements later in this document.
The Notes, which mature on April 15, 2032, bear interest at a fixed annual rate of 4.50% for the period up to but excluding April 15, 2027 (the “Fixed Interest Rate Period”). From April 15, 2027 until maturity or redemption (the “Floating Interest Rate Period”), the interest rate will adjust to a floating rate equal to a benchmark rate, which is expected to be the then-current three-month Secured Overnight Financing Rate (“SOFR”), plus 203 basis points. The Company will pay interest in arrears semi-annually during the Fixed Interest Rate Period and quarterly during the Floating Interest Rate Period. The Notes constitute unsecured and subordinated obligations of the Company and rank junior in right of payment to any senior indebtedness and obligations to general and secured creditors. Subject to limited exceptions, the Company cannot redeem the Notes before the fifth anniversary of the issuance date.
The Notes are intended to qualify at the holding company level as Tier 2 capital under the capital guidelines of the Federal Reserve Board. The Agreements and Notes contain customary subordination provisions, representations and warranties, covenants, and events of default.
Subordinated Notes — Gratz Merger
As part of the Gratz Merger, the Company assumed Fixed-to-Floating Rate Subordinated Notes with a carrying value of $19,987. The notes (the “Merger Subordinated Notes”) mature October 1, 2030 and will initially bear interest at a fixed rate of 5.0% until October 1, 2025. From October 1, 2025 to the stated maturity date or early redemption date, the interest rate will reset semi-annually to an annual floating rate equal to the then-current three-month term SOFR plus a spread of 475 basis points, but no less than 5.0%. The Company may redeem the Merger Subordinated Notes, in whole or in part, on or after October 1, 2025, plus accrued and unpaid interest. The Merger Subordinated Notes are also redeemable in whole or in part upon the occurrence of specific events defined within the indenture.
The Gratz Merger Subordinated Notes are intended to qualify at the holding company level as Tier 2 capital under the capital guidelines of the Federal Reserve Board.
Subordinated Notes — Partners Merger
As part of the Partners Merger, the Company assumed Subordinated Notes with a total carrying value of $22,268 with one tranche having a face value of $4,500 and the other with face value of $18,100. The first tranche that has a face value of $4,500 bears interest at a fixed rate of 6.875%. This tranche matures in April 2028.
The second tranche that has a face value of $18,100 bears interest at a fixed rate of 6.0% which began on June 25, 2022 to but excluding July 1, 2025, payable semi-annually in arrears. From and including July 1, 2025 to but excluding July 1, 2030, or up to an early redemption date, the interest rate shall reset quarterly to an interest rate per annum equal to the then current three-month SOFR plus 590 basis points, payable quarterly in arrears. Beginning on July 1, 2025 through maturity, the subordinated notes may be redeemed, at the Company’s option, on any scheduled interest payment date. The subordinated notes will mature on July 1, 2030. The subordinated notes are subject to customary representations, warranties and covenants made by the Company and the purchasers.
The Subordinated Notes are intended to qualify at the holding company level as Tier 2 capital under the capital guidelines of the Federal Reserve Board.
Borrowings — FHLB
The Company had $40,000 in long-term FHLB Advances outstanding at both September 30, 2025 and December 31, 2024. The FHLB Advance has a fixed rate of 4.827% and will mature on February 20, 2026.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The Company had $0 and $10,000 in short-term FHLB Advances outstanding as of September 30, 2025 and December 31, 2024, respectively.
At September 30, 2025, the Company had remaining available capacity with FHLB, subject to certain collateral restrictions, of approximately $712,927.
Available Lines of Credit
The Company and Bank have available unsecured lines of credit, with interest based on the daily Federal Funds rate, with seven correspondent banks totaling $77,000 at September 30, 2025. There were no borrowings under these lines of credit at September 30, 2025 and December 31, 2024. The Company has available credit at the Federal Reserve Bank’s Discount Window of approximately $23,371 at September 30, 2025.
7.   FAIR VALUE MEASUREMENTS
Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in an estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts The Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.
The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the fair value measurements accounting guidance (FASB ASC 820, Fair Value Measurements), the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.
The Company uses a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value guidance establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels of pricing are as follows:
Level I:
Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
Level II:
Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III:
Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.
The estimated fair values of the Company’s financial instruments that are not required to be measured or reported at fair value are as follows:
	At September 30, 2025		At December 31, 2024
(In Thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents (Level 1)	$194,153	$194,153	$166,100	$166,100
Securities held to maturity, net of allowance for credit losses (Level 2)	26,595	26,024	31,508	30,284
Loans, net of allowance for credit losses (Level 3)	2,431,635	2,456,233	2,229,314	2,231,057
Accrued interest receivable (Level 1)	10,567	10,567	9,870	9,870
Restricted investments in bank stock (Level 1)	4,791	4,791	5,209	5,209
Cash surrender value of life insurance (Level 1)	53,263	53,263	52,079	52,079
Financial liabilities:
Non-maturity deposits (Level 1)	1,974,323	1,974,323	1,723,849	1,723,849
Time Deposits (Level 3)	693,776	693,186	636,733	634,875
Long-term borrowings (Level 3)	40,000	40,149	40,000	40,256
Short-term borrowings (Level 1)	—	—	10,000	10,000
Note payable (Level 3)	—	—	565	565
Subordinated Notes (Level 3)	62,255	61,423	61,984	60,251
Accrued interest payable (Level 1)	2,181	2,181	1,865	1,865
The following tables present the assets reported on the Consolidated Balance Sheet at their fair value on a recurring basis as of September 30, 2025 and December 31, 2024, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The Company’s available-for-sale investment securities are reported at fair value. These securities are valued by an independent third party. The valuations are based on market data. The valuations utilize evaluated pricing models that vary by asset and incorporate available trade, bid and other market information. For securities that do not trade on a daily basis, their evaluated pricing applications apply available information such as benchmarking and matrix pricing. The market inputs normally sought in the evaluation of securities include benchmark yields, reported trades, broker/dealer quotes (only obtained from market makers or broker/dealers recognized as market participants), issuer spreads, two-sided markets, benchmark securities, bid, offers and reference data. For certain securities additional inputs may be used or some market inputs may not be applicable. Inputs are prioritized differently on any given day based on market conditions.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	September 30, 2025
(In Thousands)	Level I	Level II	Level III	Total
Assets:
US Government Agency securities	$—	$11,579	$—	$11,579
Obligations of state and political subdivisions	—	47,970	—	47,970
Mortgage backed securities in government-sponsored entities	—	208,048	—	208,048
Other securities	—	333	—	333
Total	$—	$267,930	$—	$267,930
Derivative	$—	$—	$35	$35
	December 31, 2024
(In Thousands)	Level I	Level II	Level III	Total
Assets:
US Government Agency Securities	$—	$13,073	$—	$13,073
Obligations of state and political subdivisions	—	47,201	—	47,201
Mortgage backed securities in government-sponsored entities	—	84,783	—	84,783
Other securities	—	533	—	533
Total	$—	$145,590	$—	$145,590
Derivative	$—	$—	$1,654	$1,654
For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used as of September 30, 2025 and December 31, 2024 are presented in the table below.
	September 30, 2025
(In Thousands)	Level I	Level II	Level III	Total
Loans individually evaluated	$—	$—	$25,987	$25,987
	December 31, 2024
(In Thousands)	Level I	Level II	Level III	Total
Loans individually evaluated	$—	$—	$21,519	$21,519
The following tables provide information describing the valuation processes used to determine nonrecurring fair value measurements categorized within Level III of the fair value hierarchy:
	September 30, 2025
	Quantitative Information About Level III Fair Value Measurements
(In Thousands)	Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Loans individually evaluated	$25,987	Appraisal of collateral(1)	Liquidation expenses	10%
	December 31, 2024
	Quantitative Information About Level III Fair Value Measurements
(In Thousands)	Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Loans individually evaluated	$21,519	Appraisal of collateral(1)	Liquidation expenses	10%

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]

(1)
Fair value is generally determined through independent appraisals of the underlying collateral, which include various Level III inputs that are not identifiable.

Appraisals may be adjusted by management for qualitative factors, such as economic conditions, aging, and/or estimated liquidation expenses incurred when selling the collateral. The range and weighted average of appraisal adjustments and liquidation expenses are presented as a percentage of the appraisal.
8.   STOCK-BASED COMPENSATION
The LINKBANCORP, Inc. 2019 Equity Incentive Plan (the “2019 Plan”) authorized the issuance or delivery to participants of up to 450,000 shares of LINKBANCORP common stock pursuant to grants of incentive and non-statutory stock options. The Plan is administered by the members of LINKBANCORP’s Compensation Committee (the “Committee”). Unless the Committee specified a different vesting schedule, awards under the Plan were granted with a vesting rate of 20 percent per year. Vesting may be accelerated under certain conditions or at the discretion of the Committee at any time. Employees and directors of LINKBANCORP or its subsidiaries were eligible to receive awards under the plan, except that nonemployees were not granted incentive stock options. Stock options are either “incentive” stock options or “nonqualified” stock options. Incentive stock options have certain tax advantages and must comply with the requirements of Section 422 of the Internal Revenue Code. The 2019 Plan was frozen such that no new awards would be granted under the 2019 Plan following receipt of shareholder approval of the LINKBANCORP, Inc. 2022 Equity Incentive Plan described within this footnote.
On May 26, 2022, the Company’s shareholders approved the LINKBANCORP, Inc. 2022 Equity Incentive Plan (the “2022 Plan”). The 2022 Plan authorizes the issuance or delivery to participants of up to 475,000 shares of the Company’s common stock pursuant to grants of restricted stock, restricted stock units, stock options, and non-qualified stock options. The 2022 Plan is administered by the Committee. At least 95% of the awards under the 2022 Plan will vest no earlier than one year after the grant date. The 2022 Plan was frozen such that no new awards would be granted under the 2022 Plan following receipt of shareholder approval of the LINKBANCORP, Inc. 2025 Equity Incentive Plan described within this footnote.
On May 22, 2025, the Company’s shareholders approved the LINKBANCORP, Inc. 2025 Equity Incentive Plan (the “2025 Plan”). The 2025 Plan authorizes the issuance or delivery to participants of up to 1,100,000 shares of the Company’s common stock pursuant to grants of restricted stock, restricted stock units, stock options, including incentive stock options and non-qualified stock options. The 2025 Plan is administered by the Committee. At least 95% of the awards under the 2025 Plan will vest no earlier than one year after the grant date.
The table below provides details of the Company’s stock options at September 30, 2025.
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (in ‘000s)
Outstanding, December 31, 2024	591,791	$9.10	6.0	$145
Granted	—	—	—	—
Expired/terminated	(29,200)	10.25	—
Exercised	(10,477)	5.53	—
Outstanding, September 30, 2025	552,114	$9.11	5.4	$98
Exercisable at period end	401,814	$9.61	4.4	$27

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The exercise prices for options outstanding as of September 30, 2025 ranged from $6.08 to $12.00. The Company recognized compensation expense for options of $20 and $61 during the three and nine months ended September 30, 2025 and $33 and $96 during the three and nine months ended September 30, 2024, respectively.
The Company determined the expected life of the stock options using a simplified method approach allowed for basic share options. The risk-free interest rate is based on the U.S. treasury yield curve in effect as of the grant date. Expected volatility was determined using the calculated value method of an option pricing model that substitutes the historical volatility of an appropriate industry sector index for the expected volatility.
The table below provides details of the Company’s restricted stock activity at September 30, 2025.
	Number of Shares	Average Market Price at Grant
Outstanding, December 31, 2024	393,083	$6.40
Restricted stock units granted	203,400	6.90
Expired/terminated	(1,467)
Vested	(73,980)
Outstanding, September 30, 2025	521,036	$6.55
The Company recognized stock-based compensation expense related to restricted shares of $356 and $985 for the three and nine months ended September 30, 2025 and $331 and $960 for the three and nine months ended September 30, 2024, respectively.
At September 30, 2025, the total unrecognized stock-based compensation costs totaled $2,653 and $236 for restricted stock and stock options, respectively. These expenses will be recognized ratably as expense through August 2029.
The Company issued stock purchase warrants in connection with its initial stock offering via private placement, giving organizers the right to purchase shares of common stock at the initial offering price of $10 per share. For organizers, the warrants serve as a reward for bearing the financial risk of the Company’s organization by advancing “seed money” for its organizational and pre-opening expenses. The organizers’ warrants are non-voting and are exercisable for a period of ten years from the date of grant. All grants were issued during 2019. These warrants are transferable in accordance with the warrant agreement, but are not puttable to the Company. These shares may be issued from previously authorized but unissued shares of stock. The Board has made no additional authorization to issue any further warrants as of September 30, 2025 and has no current plans for future issuance of warrants. To date, organizers have not exercised any warrants since their issuance. As of September 30, 2025, there were 1,537,484 warrants outstanding with a strike price of $10 and an intrinsic value of $0.
9.   REGULATORY CAPITAL REQUIREMENTS
The Bank is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking and Securities. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
The Bank is subject to regulatory capital requirements administered by banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. As of September 30, 2025, the Bank has met all capital adequacy requirements to which it is subject.
The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, under-capitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If an institution is adequately capitalized, regulatory approval is required before the institution may accept brokered deposits. If an institution is undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.
The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets above the minimum but below the conservation buffer will face limitations on dividends, stock repurchases and certain discretionary bonus payments to management based on the amount of the shortfall. Under Basel III rules, banks must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The required capital conservation buffer is 2.50%.
The following table presents actual and required capital ratios as of September 30, 2025 and December 31, 2024 under the Basel III Capital Rules. Bank capital levels required to be considered well capitalized are based upon prompt corrective action regulations.
	September 30, 2025		December 31, 2024
(Dollars in Thousands)	Amount	Ratio	Amount	Ratio
Total capital
(to risk-weighted assets)
Actual	$313,713	12.31%	$282,736	11.55%
For capital adequacy purposes	203,872	8.00	195,914	8.00
To be well capitalized	254,839	10.00	244,892	10.00
Tier 1 capital
(to risk-weighted assets)
Actual	$290,271	11.39%	$263,058	10.74%
For capital adequacy purposes	152,904	6.00	146,935	6.00
To be well capitalized	203,872	8.00	195,914	8.00
Common equity
(to risk-weighted assets)
Actual	$290,271	11.39%	$263,058	10.74%
For capital adequacy purposes	114,678	4.50	110,201	4.50
To be well capitalized	165,646	6.50	159,180	6.50

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	September 30, 2025		December 31, 2024
(Dollars in Thousands)	Amount	Ratio	Amount	Ratio
Tier 1 capital
(to average assets)
Actual	$290,271	9.95%	$263,058	9.49%
For capital adequacy purposes	116,644	4.00	110,867	4.00
To be well capitalized	145,805	5.00	138,584	5.00
The federal banking agencies, including the FDIC, issued a rule pursuant to The Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 to establish for institutions with assets of less than $10 billion a “community bank leverage ratio” (the ratio of a bank’s tier 1 capital to average total consolidated assets) of 9% that qualifying institutions may elect to use in lieu of the generally applicable leverage and risk-based capital requirements under Basel III. If an election to use the community bank leverage ratio capital framework is made, a qualifying bank with less than $10 billion in assets with capital exceeding the specified community bank leverage ratio is considered compliant with all applicable regulatory capital and leverage requirements, including the requirement to be “well capitalized.” As of September 30, 2025 and December 31, 2024, the Bank had not elected to be subject to the alternative framework.
Federal and state banking regulations place certain restrictions on dividends paid by the Bank. The Pennsylvania Banking Code provides that cash dividends may be declared and paid out of accumulated net earnings. In addition, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements. Loans or advances by the Bank to the Company are limited to 10 percent of the Bank’s capital stock and surplus and must have collateral securing the loans or advances.
The Federal Reserve and the FDIC have adopted a rule that provides a banking organization the option to phase-in over a three-year period the effects of CECL on its regulatory capital upon the adoption of the CECL standard. The Company opted to exercise this phase-in option.
10.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.
The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making and monitoring commitments and conditional obligations as it does for on-balance sheet instruments. As of September 30, 2025 and December 31, 2024, the Company has an allowance for credit losses for off-balance sheet instruments of $2,157 and $1,857, respectively, included within the liabilities section of the balance sheet. The corresponding provision for credit losses for the three and nine months ended September 30, 2025 was $100 and $300, respectively. The provision for credit losses for the three and nine months ended September 30, 2024 was $110 and $331, respectively.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
At September 30, 2025 and December 31, 2024, the following financial instruments were outstanding whose contract amounts represent credit risk:
(In Thousands)	September 30, 2025	December 31, 2024
Unfunded commitments under lines of credit:
Home equity loans	$94,719	$97,677
Commercial real estate, construction, and land development	148,046	161,551
Commercial and industrial	325,105	353,078
Total	$567,870	$612,306
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory, and equipment.
11.   EARNINGS PER SHARE
The following table sets forth the composition of earnings per share:
	Three Months Ended September 30,		Nine Months Ended September 30,
(In Thousands, except share and per share data)	2025	2024	2025	2024
Net income	$7,839	$7,095	$30,569	$18,625
Basic weighted average common shares outstanding	37,192,313	36,983,637	37,146,280	36,972,127
Net effect of dilutive stock options and warrants	2,409	2,734	3,370	4,380
Net effect of dilutive restricted stock awards and units	140,924	103,740	108,181	85,005
Diluted weighted average common shares outstanding	37,335,646	37,090,111	37,257,831	37,061,512
Net income per common share:
Basic	$0.21	$0.19	$0.82	$0.50
Diluted	$0.21	$0.19	$0.82	$0.50
The following is a summary of securities that could potentially dilute basic earnings per common share in future periods that were included in the computation of diluted earnings per common share in the periods presented.

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Stock Options	14,914	24,691	14,914	116,191
Warrants	—	—	—	—
Restricted Stock Awards and Units	521,036	487,324	320,636	487,324
Total dilutive securities	535,950	512,015	335,550	603,515
The following is a summary of securities that could potentially dilute basic earnings per share in future periods that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Stock Options	537,200	585,700	537,200	494,200
Warrants	1,537,484	1,537,484	1,537,484	1,537,484
Restricted Stock Awards and Units	—	—	200,400	—
Total anti-dilutive securities	2,074,684	2,123,184	2,275,084	2,031,684
12.   DERIVATIVES
During the second quarter of 2023 the Company entered into a pay fixed / received variable interest rate swap with a notional amount of $75,000 which has a fixed rate of 3.28%, a maturity of five years and is designated against either a mix of one-month FHLB advances or brokered certificates of deposit. The Company will utilize, from time to time, interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. The notional amount of the interest rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. At September 30, 2025, the derivative contract is used to hedge the variable cash flows associated with monthly brokered deposits.
For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income (Loss) and subsequently reclassified into interest expense in the same period(s) during which the hedged transaction affects earnings. Amounts reported in Accumulated Other Comprehensive Income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. The amount reclassified to interest expense was $138 and $534 for the three and nine months ended September 30, 2025. Comparatively, the amount reclassified to interest expense for three and nine months ended September 30, 2024 were $383 and $1,156, respectively. Over the next 12 months, the Company estimates that an additional $221 will be reclassified as a reduction to interest expense.
The Company recorded $35 and $1,654 within other assets on the Consolidated Balance Sheets, which represented the fair value of this derivative at September 30, 2025 and December 31, 2024, respectively.
13.   SEGMENT INFORMATION
The Company’s reportable segment is determined by the Chief Executive Officer who is the designated chief operating decision maker, based upon information about the Company’s banking products and services offered. The segment is also distinguished by the level of information provided to the chief operating decision

LINKBANCORP, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements (Unaudited)
[In Thousands, Except Share Data]
maker, who uses such information to review performance of the various components of the business, such as branches and products offered, which are then aggregated if operating performance, products and services, and customers are similar. The chief operating decision maker will evaluate the financial performance of the Company’s business components by evaluating revenue streams, significant expenses, and budget to actual results in assessing the Company’s reportable segment and in determination of allocating resources. The chief operating decision maker uses revenue streams to evaluate products pricing and significant expenses to assess performance and return on assets. The chief operating decision maker uses consolidated net income to benchmark to Company against its competitors. The benchmarking analysis is coupled with the monitoring of budget to actual results are used in assessment performance and in establishing compensation. Interest income on loans and investments primarily provide the revenues in the banking segment. Interest expense on deposits and borrowings, provisions for credit losses, and payroll provide significant expenses in the banking operations.
Accounting policies for segments are the same as those described in Note 1. Segment performance is evaluated using consolidated net income. Information reported internally for performance assessment by the chief operating decision maker follows, inclusive of reconciliations of segment totals to the financials.
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(In thousands)	2025	2024	2025	2024
Interest Income	$42,024	$40,194	$121,492	$118,418
Reconciliation of revenue
Other revenues	2,805	2,680	18,995	6,267
Total consolidated revenues	$44,829	$42,874	$140,487	$124,685
Interest Expense	15,638	15,213	44,326	44,069
Segment net interest income and noninterest income	$29,191	$27,661	$96,161	$80,616
Provision for credit losses	1,003	84	1,575	125
Salaries and employee benefits	10,513	9,855	31,921	30,914
Other Expenses	9,836	10,627	32,096	30,952
Consolidated net income	$7,839	$7,095	$30,569	$18,625
Other segment disclosures
Gain on sale of branches	$—	$—	$11,093	$—
Interest income	$42,024	$40,194	$121,492	$118,418
Interest expense	$15,638	$15,213	$44,326	$44,069
Depreciation	$408	$514	$1,231	$1,472
Amortization of intangible assets	$1,083	$1,205	$3,250	$3,615
Other significant noncash items:
Provision for credit loss	$1,003	$84	$1,575	$125
Total consolidated assets were $3.122 billion and $2.879 billion at September 30, 2025 and December 31, 2024, respectively.

Item 2.   Management’s Discussion and Analysis of Financial Condition and Results of Operations
This discussion and analysis reflects the Company’s unaudited consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of the Company’s consolidated financial condition and results of operations. This Management’s Discussion and Analysis is presented in the following sections:
•
Forward Looking Statements

•
Overview and Strategy

•
Sale of New Jersey Solutions Centers

•
Financial Highlights

•
Comparison of Financial Condition at September 30, 2025 and December 31, 2024

•
Comparison of Operating Results for the Three Months Ended September 30, 2025 and 2024

•
Comparison of Operating Results for the Nine Months Ended September 30, 2025 and 2024

•
Liquidity, Commitments, and Capital Resources

•
Off-Balance Sheet Arrangements

•
Critical Accounting Estimates

•
Recently Issued Accounting Standards

Forward Looking Statements
This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” or words of similar meaning, or future or conditional verbs, such as “will,” “would,” “should,” “could,” or “may.” A forward-looking statement is neither a prediction nor a guarantee of future events. These forward-looking statements include, but are not limited to:
•
statements of our goals, intentions and expectations;

•
statements regarding our business plans, prospects, growth and operating strategies;

•
statements regarding the quality of our loan and investment portfolios; and

•
estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:
•
inflation and changes in market interest rates that reduce our margins and yields, reduce the fair value of financial instruments or reduce our volume of loan originations, or increase the level of defaults, losses and prepayments on loans we have made and make, whether held in portfolio or sold in the secondary market;

•
general economic conditions, either nationally or in our market area, that are worse than expected;

•
competition within our market area that is stronger than expected;

•
changes in the level and direction of loan delinquencies and charge-offs and changes in estimates of the adequacy of the allowance for credit losses;

•
our ability to access cost-effective funding;

•
fluctuations in real estate values and both residential and commercial real estate market conditions;

•
demand for loans and deposits in our market area;

•
our ability to continue to implement our business strategies;

•
competition among depository and other financial institutions;

•
any future FDIC insurance premium increases, or special assessment may adversely affect our earnings;

•
adverse changes in the securities markets;

•
changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

•
our ability to manage market risk, credit risk and operational risk;

•
our ability to enter new markets successfully and capitalize on growth opportunities;

•
the imposition of tariffs or other domestic or international governmental polices impacting the value of the products of our borrowers;

•
our ability to successfully integrate into our operations Partners’ assets, liabilities or systems we acquired, as well as new management personnel or customers, and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

•
changes in consumer spending, borrowing and savings habits;

•
our ability to maintain our reputation;

•
our ability to prevent or mitigate fraudulent activity;

•
changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

•
our ability to retain key employees and our existing customers;

•
a breach in security of our information systems, including the occurrence of a cyber incident or a deficiency in cyber security;

•
political instability or civil unrest, including the ramifications of the U.S. government shutdown;

•
risks and uncertainties related to a pandemic and resulting governmental and societal response and its effects on our business and operations;

•
acts of war or terrorism;

•
our ability to evaluate the amount and timing of recognition of future tax assets and liabilities;

•
our compensation expense associated with equity benefits allocated or awarded to our employees; and

•
changes in the financial condition, results of operations or future prospects of issuers of securities that we own.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. We disclaim any obligation to revise or update any forward-looking statements contained in this Quarterly Report on Form 10-Q to reflect future events or developments.
Overview and Strategy
The Company’s core strategy is to further its mission of “positively impacting lives” through community banking by building strong relationships that bring value to its customers, employees, the communities it serves and its shareholders. In pursuing this mission, the Company specifically desires to invest in the development of strong future leaders for the banking industry and our communities, to contribute to economically and socially flourishing communities, and to demonstrate the continued viability and integral role of community banking for our economic and social development.

The Company operates primarily through its wholly-owned subsidiary, LINKBANK, which provides traditional lending, deposit gathering and cash services to retail customers, small businesses and nonprofit organizations. The Bank focuses its lending activities on small businesses, targeted to create a diverse loan portfolio in relation to its underlying collateral and different business segments with unique cash flow generation and varied interest rate sensitivity. The Bank offers a full suite of deposit products and cash management services focused on the small business and nonprofit segments.
Our revenues consist primarily of interest income earned on loans and investments. Interest income is partially offset by interest expense incurred on deposits, borrowings and other interest-bearing liabilities. Net interest income is affected by the balances of interest-earning assets and interest-bearing liabilities and their relative interest rates. Net interest income is typically further reduced by a provision for credit losses.
Non-interest income also contributes to our operating results, consisting of service charges on deposit accounts, earnings on bank-owned life insurance, revenue from the sale of securities, and revenue from the sale of SBA loans and residential mortgage loans to the secondary market and related servicing fees. Non-interest expenses, which include salaries and employee benefits, occupancy and equipment costs, data processing, professional fees, FDIC insurance expense, merger and restructuring expense, intangible amortization, Bank shares tax, and other general and administrative expenses, are the Company’s primary expenditures incurred as a result of operations.
Financial institutions, in general, are significantly affected by economic conditions, competition, and the monetary and fiscal policies of the federal government. Lending activities are influenced by the demand for and supply of housing and commercial real estate, competition among lenders, interest rate conditions, and funds availability. Our operations and lending are concentrated in South Central Pennsylvania in Dauphin, Chester, Cumberland, Lancaster, Northumberland, Schuylkill, and York Counties, the counties of Wicomico, Charles, Anne Arundel, and Worcester counties in Maryland, Sussex county in Delaware, Spotsylvania and Fairfax counties in Virginia, and the city of Fredericksburg, Virginia. Our operations and lending are influenced by local economic conditions. Deposit balances and cost of funds are influenced by prevailing market rates on competing investments, customer preferences, and levels of personal income and savings in our primary market area. Operations are also significantly impacted by government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially impact the Company.
Sale of New Jersey Solutions Centers
On March 31, 2025, the Bank completed the sale of the New Jersey operations of the Bank pursuant to a purchase and assumption agreement (the “Agreement”) with American Heritage Federal Credit Union (“AHFCU”) pursuant to which AHFCU purchased certain assets and assumed certain liabilities (the “Transaction” or “New Jersey Branch Sale”), including all three branch locations (including two branch leases).
Under the Agreement, AHFCU acquired $105.0 million in loans, $2.1 million in fixed assets, and $87.1 million in deposits. The total deposit premium paid by AHFCU was 7% or $6.2 million. With respect to acquired loans, AHFCU paid an amount equal to the principal balances plus any accrued but unpaid interest and late charges on the loans measured as of the closing date. The loans sold had related unamortized loan discounts of $6.7 million which were taken into income concurrent with the sale. The portion of the core deposit intangible asset that was attributable to the deposits sold approximated $1.3 million and was written off concurrent with the sale. AHFCU paid book value for fixed assets, real estate, and other assets located at the owned branches. The Transaction resulted in an after-tax gain, net of transaction costs, of approximately $8.7 million.
Financial Highlights
The following is a summary of the financial highlights as of and for the three and nine months ended September 30, 2025:
•
Quarterly Net Income and Net Income Per Share — Net income was $7.8 million for the three months ended September 30, 2025, a $744 thousand increase from the same period in 2024 and a $452 thousand increase from the three months ended June 30, 2025 (“Linked Quarter”). Diluted earnings per share was $0.21 for the three months ended September 30, 2025, compared to $0.19 per diluted share for the comparable period in 2024.
•
Net Income and Net Income Per Share for the Nine Months Ended September 30 — Net income was $30.6 million for the nine months ended September 30, 2025, a $11.9 million increase from the same period in 2024. Diluted earnings per share was $0.82 for the nine months ended September 30, 2025 compared to $0.50 per diluted share for the comparable period in 2024.

•
Net Interest Income — Net interest income before provision for credit losses increased $1.4 million or 5.62% for the three months ended September 30, 2025 compared to the same period in 2024. Net interest margin for the third quarter of 2025 was 3.75%, representing a seven basis points decrease over the same period in 2024. Compared to the Linked Quarter, net interest income before provision for credit losses increased $1.4 million and net interest margin decreased five basis points.

•
Sale of New Jersey Solutions Centers — The Company successfully executed the sale of the New Jersey operations of the Bank which resulted in an after-tax gain of approximately $8.7 million, recorded within noninterest income.

See the sections below for a complete analysis of the results of operations for the three and nine months ended September 30, 2025.
Comparison of Financial Condition at September 30, 2025 and December 31, 2024
Total assets at September 30, 2025, were $3.12 billion, an increase of $243.6 million, or 8.46%, from $2.88 billion at December 31, 2024. The increase in total assets was primarily due to an increase in net loans receivable of $202.3 million, from $2.23 billion at December 31, 2024 to $2.43 billion at September 30, 2025 and an increase of securities available-for-sale of $122.3 million, from $145.6 million at December 31, 2024 to $267.9 million at September 30, 2025. These increases were partially offset by a decrease in assets held for sale of $94.1 million and net securities held to maturity which decreased $4.9 million from $31.5 million at December 31, 2024 to $26.6 million at September 30, 2025.
Cash and cash equivalents increased $28.1 million, or 16.89%, from $166.1 million at December 31, 2024 to $194.2 million at September 30, 2025. The increase was primarily due to:
Primary Cash Inflows
•
Net increase in deposits of $300.3 million;

•
Proceeds from the New Jersey Branch Sale of $26.2 million;

•
Net cash from investment securities (calls, maturities, and principal repayments) of $21.4 million; and

•
Cash from operating activities of $32.4 million.

Primary Cash Outflows
•
Net increase in cash funding of loans receivable of $200.9 million;

•
Purchase of investment securities available for sale of $134.3 million;

•
Repayment of short-term borrowings of $10.0 million; and

•
Dividends paid of $8.4 million.

Securities available-for-sale increased $122.3 million during the nine months ended September 30, 2025, with a balance of $267.9 million at September 30, 2025 and $145.6 million as of December 31, 2024. The increase was primarily due to purchases of investment securities of $134.3 million and an increase in the fair value of our securities of $3.9 million as a result of changes in market interest rates. The increase was partially offset by principal repayments totaling $13.9 million.
Securities held to maturity decreased $4.9 million, or 15.6%, to $26.6 million at September 30, 2025 from $31.5 million at December 31, 2024. This decrease was the result of a maturity of $3.0 million and other principal repayments of $2.0 million.

Net loans receivable increased during the nine months ended September 30, 2025 as shown in the table below:
(dollars in thousands)	September 30, 2025	December 31, 2024	Change	%
Agriculture loans	$62,098	$67,741	$(5,643)	(8.33)%
Construction loans	155,542	152,619	2,923	1.92
Commercial loans	266,765	245,833	20,932	8.51
Commercial real estate loans
Multifamily	236,534	211,778	24,756	11.69
Owner occupied	522,674	477,742	44,932	9.41
Non-owner occupied	730,740	628,237	102,503	16.32
Residential real estate loans
First liens	377,226	373,469	3,757	1.01
Second liens and lines of credit	84,395	76,713	7,682	10.01
Consumer and other loans	17,645	17,086	559	3.27
Municipal loans	2,816	3,886	(1,070)	(27.53)
Total Loans	2,456,435	2,255,104	201,331	8.93
Deferred costs	542	645	(103)	(15.97)
Allowance for credit losses	(25,342)	(26,435)	(1,093)	(4.13)
Total	$2,431,635	$2,229,314	202,321	9.08%
The above table does not include loans that were held for sale at December 31, 2024 related to the New Jersey Branch Sale.
Commercial real estate loans increased $172.2 million during the nine months ended September 30, 2025. This growth was not attributable to any one significant relationship and was primarily the result of current balances of new loan originations of $253.1 million partially offset by net loan repayment activity. Commercial loans increased $20.9 million from December 31, 2024, resulting from $39.4 million in balances on newly originated loans offset by net loan repayments on existing loans. Construction loans increased $2.9 million during the first nine months of 2025 primarily due to draws of existing loans of $32.1 million and new loan originations of $38.3 million. Payoffs and paydowns on construction loans existing at December 31, 2024 were $58.6 million and $16.1 million in construction loans were reclassified into other loan segments upon completion of construction.
The allowance for credit losses-loans decreased $1.1 million from $26.4 million at December 31, 2024 to $25.3 million at September 30, 2025. The primary driver of the decreased allowance was a $2.0 million charge-off due to the sale of a PCD loan (see table below), partially offset by provision for loan losses of $1.3 million during the nine months ended September 30, 2025. Refer to Note 4 within the unaudited Consolidated Financial Statements for further information.
Resolution of PCD Loan:
(dollars in thousands)
Original principal outstanding at acquisition	$3,948
PCD specific reserve established	(2,289)
Net book value of PCD loan	1,659
Cash received upon payoff of PCD loan	1,930
Net reduction of PCD reserve at loan sale	(271)
Net reversal of PCD specific reserve	$(2,018)
At September 30, 2025, non-performing loans, which is defined as non-accrual loans, and loans delinquent greater than 90 days and still accruing interest, was $24.6 million or 1.00% of total gross loans. This compares to $17.2 million of non-performing loans at December 31, 2024, which equated to 0.76% of total gross loans. The increase in non-accrual loans was primarily due to one commercial and industrial loan with carrying value of $5.9 million put on non-accrual during the nine months ended September 30, 2025. The Company obtained an appraisal of the underlying collateral and no specific reserve was required as of September 30, 2025. Our allowance for credit losses for loans totaled $25.3 million at September 30, 2025 and represented 1.03% of our total gross loans, compared to $26.4 million or 1.17% of our total gross loans at December 31, 2024. At both September 30, 2025 and December 31, 2024, the Company had no other real estate owned.
The federal banking regulators have issued guidance for those institutions which are deemed to have concentrations in commercial real estate lending. Pursuant to the supervisory criteria contained in the guidance for identifying institutions with a potential commercial real estate concentration risk, institutions which have (1) total reported loans for construction, land development and other land acquisitions which represent 100% or more of an institution’s total risk-based capital; or (2) total commercial real estate loans representing 300% or more of the institution’s total risk-based capital and the institution’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months are identified as having potential commercial real estate concentration risk. Institutions which are deemed to have concentrations in commercial real estate lending are expected to employ heightened levels of risk management with respect to their commercial real estate portfolios and may be required to hold higher levels of capital. The Company, like many community banks, has a concentration in commercial real estate loans, and the Company has experienced growth in its commercial real estate portfolio in recent years, including through the Partners Merger.
At September 30, 2025, non-owner-occupied commercial real estate loans (including construction, land and land development loans) represented 357.68% of total risk based capital, a decrease compared to 365.65% at December 31, 2024, primarily due to the New Jersey Branch Sale. Construction, land and land development loans represented 49.56% of total risk based capital at September 30, 2025 compared to 55.97% at December 31, 2024. These percentages of non-owner-occupied commercial real estate loans to total risk based capital, and construction loans to total risk based capital were calculated using total loans in accordance with prevailing regulatory guidance. Management has implemented and continues to maintain heightened risk management procedures and prudent underwriting criteria with respect to its commercial real estate portfolio. Loan monitoring practices include but are not limited to periodic stress testing analysis to evaluate changes to cash flows and changes in collateral values to determine the loan level of stress over key underwriting metrics such as debt service coverage ratios, and loan-to-value ratios. Nevertheless, we may be required to maintain higher levels of capital as a result of our commercial real estate concentrations, which could require us to obtain additional capital and may adversely affect shareholder returns. The Company’s Capital Policy and Capital Plan has established internal minimum targets for regulatory capital ratios that are in excess of well capitalized ratios.
At September 30, 2025 and December 31, 2024, the Company had no concentrations of loans in any one industry exceeding 10% of its total loan portfolio. An industry for this purpose is defined as a group of businesses that are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.
Deposits grew by $307.5 million, or 13.0%, to $2.67 billion at September 30, 2025 from $2.36 billion at December 31, 2024. Changes in the deposit types are presented in the table below:
(in thousands)	September 30, 2025	December 31, 2024	Change	%
Demand, noninterest-bearing	$640,100	$658,646	$(18,546)	(2.8)%
Demand, interest-bearing	677,496	525,173	152,323	29.0
Money market and savings	656,727	540,030	116,697	21.6
Time deposits, $250,000 and over	201,648	164,901	36,747	22.3
Time deposits, other	417,128	368,217	48,911	13.3
Brokered deposits	75,000	103,615	(28,615)	(27.6)
Total deposits	$2,668,099	$2,360,582	$307,517	13.0%
The above table does not include deposits that were held for sale at December 31, 2024 related to the New Jersey Branch Sale.

The increase of $133.8 million in demand deposits during the first nine months of 2025 was primarily the result of new accounts opened during the first nine months of 2025, primarily interest-bearing, partially offset by net decreases in existing account balances, with new accounts contributing approximately $123.8 million to the total balance at September 30, 2025. New accounts opened during the first nine months of 2025 also explained the growth in money market and savings accounts, contributing $126.6 million to the overall balance growth of $116.7 million.
The increase of $85.7 million in total time deposits during the first nine months of 2025 was primarily the result of new account openings during the first nine months of the year, partially offset by decreases in account balances, with new accounts contributing approximately $163.1 million to the total balance at September 30, 2025.
The Company has estimated deposits that exceed the FDIC insurance limit of $250,000 were $1.01 billion, or 37.7% of total deposits and $807.5 million, or 34.7% of total deposits at September 30, 2025 and December 31, 2024, respectively. Total uninsured deposits are calculated based on regulatory reporting requirements and reflects the portion of any deposit of a customer at an insured depository institution that exceeds the applicable FDIC insurance coverage for that depositor at that institution and amounts in any other uninsured investment or deposit accounts that are classified as deposits and not subject to any federal or state deposit insurance regime. As of September 30, 2025 and December 31, 2024, the total uninsured deposits includes $59.2 million and $44.2 million, respectively, of municipal deposits that exceed the FDIC insurance limits. These municipal deposits are fully secured with pledged securities from our available for sale securities portfolio.
At both September 30, 2025 and December 31, 2024, long-term borrowings consisted of $40.0 million in long-term FHLB advances. In the first quarter of 2024, the Company replaced some of its overnight borrowings with a lower cost, $40 million term advance with a fixed interest rate of 4.827%, maturing in February 2026.
At September 30, 2025 and December 31, 2024, short term FHLB advances were $0 and $10 million, respectively.
During the second quarter of 2023, the Company entered into a pay fixed/received variable interest rate swap with a notional amount of $75 million which has a fixed rate of 3.28%, and a maturity of five years. As part of the transaction, the Company will receive an offset to the interest incurred on either a mix of one-month FHLB advances or brokered certificates of deposit at a rate equal to one-month SOFR. Our time deposits balance as of September 30, 2025 included $75 million of one-month maturity brokered deposits that matured in October 2025. As part of our interest rate swap transaction, the Company has committed to maintain either one-month advances from the FHLB or brokered deposits with a duration of one month through May 2028.
Subordinated debt with a carrying value of $20.0 million was assumed as part of the Gratz Merger. These notes bear interest at a fixed interest rate of 5.0% per year for five years and then float at an index tied to the SOFR. The notes have a term of ten years, with a maturity date of October 1, 2030. The notes are redeemable at the option of the Company, in whole or in part, subject to any required regulatory approvals after five years, or beginning October 1, 2025.
Additionally, on April 8, 2022, LINKBANCORP issued subordinated debt with a carrying value of $20.0 million. These notes bear interest at a fixed annual rate of 4.50% per year up to April 15, 2027 and then float to an index tied to the three-month SOFR, plus 203 basis points. Subject to limited exceptions, the Company cannot redeem the notes before the fifth anniversary of the issuance date.
Subordinated notes with total carrying value of $22.3 million were assumed in the Partners Merger with two tranches of debt issuances. The first tranche has a face value of $4.5 million and bear interest at a fixed rate of 6.875% per year until maturity in April 2028. The second tranche has a face value of $18.05 million and bear interest at a fixed rate of 6.0% per year until it became redeemable on July 1, 2025. Subsequent to becoming redeemable, it will bear interest at a variable rate of 90 days SOFR plus 590 basis points.
Total shareholders’ equity increased by $25.2 million, or 9.0%, to $305.5 million at September 30, 2025 from $280.2 million at December 31, 2024. The increase was primarily attributable to net income of

$30.6 million for the nine months ended September 30, 2025. This increase was partially offset by dividends of $8.4 million for the nine months ended September 30, 2025.
Comparison of Results of Operations for the Three Months Ended September 30, 2025 and 2024
General:   Net income was $7.8 million for the three months ended September 30, 2025, or $0.21 per diluted share, an increase of $744 thousand compared to net income of $7.1 million, or $0.19 per diluted share, for the three months ended September 30, 2024.
The increase in net income for the three months ended September 30, 2025, as compared to the three months ended September 30, 2024 was primarily the result of an increase in interest income of $1.8 million, an increase in noninterest income of $125 thousand, and a decrease in noninterest expense of $281 thousand. Offsetting the increase in net income was an increase in interest expense of $425 thousand and an increase in the provision for credit losses of $919 thousand for the three months ended September 30, 2025 as compared to the three months ended September 30, 2024.
Analysis of Net Interest Income
Net interest income represents the difference between the interest the Company earns on its interest-earning assets, such as loans and investment securities, and the expense the Company pays on interest-bearing liabilities, such as deposits and borrowings. Net interest income depends on both the volume of our interest-earning assets and interest-bearing liabilities and the interest rates the Company earns or pays on them.
Average Balances, Interest and Average Yields:   The following table sets forth certain information relating to average balance sheets and reflects the average annualized yield on interest-earning assets and average annualized cost of interest-bearing liabilities, interest earned and interest paid for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances over the periods indicated. The average balances for loans are net of allowance for credit losses, but include non-accrual loans. The loan yields include net amortization of certain deferred fees and costs that are considered adjustments to yields. Yields on earning assets are shown on a fully taxable-equivalent basis assuming a tax rate of 21%.

	For the Three Months Ended September 30,
	2025			2024
(Dollars in thousands)	Avg Bal	Interest(2)	Yield/Rate	Avg Bal	Interest(2)	Yield/Rate
Int. Earn. Cash	$190,584	$1,893	3.94%	$114,383	$1,296	4.51%
Securities
Taxable(1)	162,865	2,089	5.09%	133,443	1,683	5.02%
Tax-Exempt	42,763	363	3.37%	42,800	453	4.21%
Total Securities	205,628	2,452	4.73%	176,243	2,136	4.82%
Total Cash Equiv. and Investments	396,212	4,345	4.35%	290,626	3,432	4.70%
Total Loans(3)	2,393,119	37,755	6.26%	2,313,228	36,856	6.34%
Total Interest-Earning Assets	2,789,331	42,100	5.99%	2,603,854	40,288	6.16%
Other Assets	194,442			208,407
Total Assets	$2,983,773			$2,812,261
Interest bearing demand	$592,572	$3,498	2.34%	$497,100	$2,902	2.32%
Money market demand	635,450	3,985	2.49%	580,766	3,396	2.33%
Time deposits	623,505	6,194	3.94%	613,402	6,993	4.54%
Total Borrowings(4)	153,493	1,961	5.07%	153,699	1,922	4.97%
Total Interest-Bearing Liabilities	2,005,020	15,638	3.09%	1,844,967	15,213	3.28%
Non Int Bearing Deposits	646,608			659,825
Total Cost of Funds	$2,651,628	$15,638	2.34%	$2,504,792	$15,213	2.42%
Other Liabilities	31,044			33,534
Total Liabilities	$2,682,672			$2,538,326
Shareholders’ Equity	$301,101			$273,935
Total Liabilities & Shareholders’ Equity	$2,983,773			$2,812,261
Net Interest Income/Spread (FTE)		26,462	2.90%		25,075	2.88%
Tax-Equivalent Basis Adjustment		(76)			(94)
Net Interest Income		$26,386			$24,981
Net Interest Margin			3.75%			3.82%

(1)
Taxable income on securities includes income from available for sale securities and income from certificates of deposits with other banks.

(2)
Income stated on a tax equivalent basis which is non-GAAP and is reconciled to GAAP at the bottom of the table.

(3)
Includes the balances of nonaccrual loans.

(4)
Includes the effect of the interest rate swap, which reduced interest expense by $138 thousand and $383 thousand during the three months ended September 30, 2025 and 2024, respectively.

Rate/Volume Analysis
The following table reflects the sensitivity of the Company’s interest income and interest expense to changes in volume and in yields on interest-earning assets and costs of interest-bearing liabilities during the periods indicated.

	Three Months Ended September 30, 2025 vs. 2024 Increase (Decrease) Due To:
(Dollars in thousands)	Rate	Volume	Net
Interest Income:
Int. Earn. Cash	$(274)	$871	$597
Securities
Taxable	29	377	406
Tax-Exempt	(90)	0	(90)
Total Securities	(61)	377	316
Total Loans	(483)	1,382	899
Total Interest-Earning Assets	(818)	2,630	1,812
Interest Expense:
Interest bearing demand	30	566	596
Money market demand	256	333	589
Time deposits	(915)	116	(799)
Total Borrowings	42	(3)	39
Total Interest-Bearing Liabilities	(587)	1,012	425
Change in Net Interest Income	$(231)	$1,618	$1,387
Net Interest Income:   Net interest income increased $1.4 million, or 5.62% to $26.4 million for the three months ended September 30, 2025, compared to $25.0 million for the three months ended September 30, 2024. The increase can be mostly attributed to an increase in the average balance on interest earning assets. The increase was partially offset by a decrease in the average yield on interest earning assets. The net interest margin decreased seven basis points to 3.75% for the three months ended September 30, 2025 from 3.82% for the three months ended September 30, 2024.
Interest Income:   Interest income increased to $42.0 million for the three months ended September 30, 2025, compared to $40.2 million for the three months ended September 30, 2024 primarily due to an increase in interest income on total loans as a result of the growth in average loans. The growth in the average balance of interest earning assets which increased $185.5 million to $2.79 billion for the three months ended September 30, 2025 compared to $2.60 billion for the comparable period in 2024 contributed $2.6 million to the increase in interest income. The growth in the average balance of interest earning assets which was due primarily to the increase in the average balance of loans which increased $79.9 million to $2.39 billion for the three months ended September 30, 2025 as compared to the same period in 2024 contributed $1.4 million to the increase in interest income. This growth was partially offset by a decrease in the average yield on loans which decreased eight basis points on an annualized basis from 6.34% for the three months ended September 30, 2024 to 6.26% for the three months ended September 30, 2025. In general, the lower average yield on the loan portfolio can be attributable to the reduced amount of income recognized from the amortization of net loan discounts. Amortization of net loan discounts recorded as part of purchase accounting adjustments to acquired loans primarily from the Partners Merger contributed $2.6 million to the increase in interest income during the three months ended September 30, 2025 compared to $3.3 million for the third quarter of 2024. Overall, the average yield on interest earnings assets decreased 17 basis points on an annualized basis to 5.99% for the three months ended September 30, 2025 as compared to the same period in 2024.
Interest Expense:   Interest expense increased by $425 thousand, or 2.79%, to $15.6 million for the three months ended September 30, 2025, compared to $15.2 million for the three months ended September 30, 2024. The increase in interest expense was primarily due to the increase in the average balance of interest bearing liabilities, which increased $160.1 million to $2.0 billion for the three months ended September 30, 2025 compared to $1.84 billion for the three months ended September 30, 2024. The increase in interest expense was partially offset by a decrease in the interest rate paid on interest bearing liabilities. The average rate paid on interest-bearing liabilities decreased nineteen basis points from 3.28% for the three months ended September 30, 2024 to 3.09% for the three months ended September 30, 2025. Amortization, including the sale of three solution centers and regular amortization, of net discounts on acquired interest bearing liabilities recorded as part of purchase accounting adjustments through the Partners Merger contributed $118 thousand to the increase in interest expense during the three months ended September 30, 2025 compared to amortization of $359 thousand during the third quarter of 2024. Interest expense on borrowings was reduced by $138 thousand and $383 thousand during the third quarters of 2025 and 2024, respectively, due to the impact of the interest rate swap.
Provision for Credit Losses:   The provision for credit losses is the resulting expense from the allowances for credit losses on loans, unfunded commitments, and held-to-maturity securities. The provision for credit losses was $1.0 million for the three months ended September 30, 2025, compared to a provision of $84 thousand for the three months ended September 30, 2024. The majority of the increase in the provision for credit losses was attributable to an increase in forecasted losses on loans and unfunded commitments for the three months ended September 30, 2025 when compared to the three months ended September 30, 2024.
The Company completes a comprehensive quarterly evaluation to determine its provision for credit losses. The evaluation reflects analyses of individual borrowers and historical loss experience, and changes in net loan balances, supplemented as necessary by credit judgment that considers observable trends, conditions, and other relevant environmental and economic factors.
Refer to Note 4 of the Notes to the Consolidated Financial Statement for additional details on the provision for credit losses.
Non-interest Income:   Non-interest income increased by $125 thousand to $2.8 million for the three months ended September 30, 2025, from $2.7 million recognized during the same period in 2024. The increase was primarily due to an increase of $68 thousand in service charges on deposit accounts and an increase of $33 thousand in income on bank-owned life insurance.
Non-interest Expense:   Non-interest expense decreased $281 thousand, or 1.52%, to $18.2 million for the three months ended September 30, 2025 from $18.5 million for the three months ended September 30, 2024. The decrease was largely due to: (1) a decrease of $407 thousand in other expenses across several categories with no category making up the majority of the decrease; (2) a decrease of $373 thousand in FDIC insurance and supervisory fees; and (3) a decrease of $171 thousand in merger and restructuring expenses.
Income Tax Expense:   Income tax expense for the three months ended September 30, 2025 totaled $2.2 million compared to an income tax expense of $2.0 million for the same period in 2024 as a result of an increase in income before income tax expense. The income tax expense recognized for the three months ended September 30, 2025 and 2024 was the direct result of our net income adjusted for tax free income. We recognized an income tax expense for the three months ended September 30, 2025 at an effective tax rate of 21.7%. As a result of the Partners Merger, the Company has nexus in states with applicable state corporate income taxes which is adding to the effective tax rate and resulting in a rate greater than our statutory federal tax rate of 21%. This is compared to income tax expense for the three months ended September 30, 2024, which resulted in an effective tax rate of 22.2% which is more than our federal statutory rate of 21%.
Comparison of Results of Operations for the Nine Months Ended September 30, 2025 and 2024
General:   Net income was $30.6 million for the nine months ended September 30, 2025, or $0.82 per diluted share, an increase of $11.9 million compared to net income of $18.7 million, or $0.50 per diluted share, for the nine months ended September 30, 2024.
The increase in net income for the nine months ended September 30, 2025, as compared to the nine months ended September 30, 2024 was primarily the result of an increase in noninterest income of $12.7 million and an increase in interest and dividend income of $3.1 million. Offsetting the increase in net income was an increase in the provision for credit losses of $1.5 million and an increase in interest expense of $257 thousand.
Analysis of Net Interest Income
Net interest income represents the difference between the interest the Company earns on its interest-earning assets, such as loans and investment securities, and the expense the Company pays on interest-bearing liabilities, such as deposits and borrowings. Net interest income depends on both the volume of our interest-earning assets and interest-bearing liabilities and the interest rates the Company earns or pays on them.
Average Balances, Interest and Average Yields:   The following table sets forth certain information relating to average balance sheets and reflects the average annualized yield on interest-earning assets and average annualized cost of interest-bearing liabilities, interest earned and interest paid for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances over the periods indicated. The average balances for loans are net of allowance for credit losses, but include non-accrual loans. The loan yields include net amortization of certain deferred fees and costs that are considered adjustments to yields. Yields on earning assets are shown on a fully taxable-equivalent basis assuming a tax rate of 21%.
	For the Nine Months Ended September 30,
	2025			2024
(Dollars in thousands)	Avg Bal	Interest(2)	Yield/Rate	Avg Bal	Interest(2)	Yield/Rate
Int. Earn. Cash	$138,531	$3,962	3.82%	$106,334	$3,590	4.51%
Securities
Taxable(1)	155,818	5,657	4.85%	125,264	4,666	4.98%
Tax-Exempt	43,142	1,323	4.10%	42,606	1,353	4.24%
Total Securities	198,960	6,980	4.69%	167,870	6,019	4.79%
Total Cash Equiv. and Investments	337,491	10,942	4.33%	274,204	9,609	4.68%
Total Loans(3)	2,360,524	110,828	6.28%	2,279,378	109,093	6.39%
Total Interest-Earning Assets	2,698,015	121,770	6.03%	2,553,582	118,702	6.21%
Other Assets	192,203			210,962
Total Assets	$2,890,218			$2,764,544
Interest bearing demand	$564,320	$9,753	2.31%	$458,184	$7,301	2.13%
Money market demand	584,401	10,021	2.29%	582,998	9,841	2.25%
Time deposits	623,723	18,727	4.01%	621,881	21,068	4.53%
Total Borrowings(4)	151,403	5,825	5.14%	147,557	5,859	5.30%
Total Interest-Bearing Liabilities	1,923,847	44,326	3.08%	1,810,620	44,069	3.25%
Non Int Bearing Deposits	641,967			650,384
Total Cost of Funds	$2,565,814	$44,326	2.31%	$2,461,004	$44,069	2.39%
Other Liabilities	31,092			33,086
Total Liabilities	$2,596,906			$2,494,090
Shareholders’ Equity	$293,312			$270,454
Total Liabilities & Shareholders’ Equity	$2,890,218			$2,764,544
Net Interest Income/Spread (FTE)		77,444	2.95%		74,633	2.96%
Tax-Equivalent Basis Adjustment		(278)			(284)
Net Interest Income		$77,166			$74,349
Net Interest Margin			3.82%			3.89%

(1)
Taxable income on securities includes income from available for sale securities and income from certificates of deposits with other banks.

(2)
Income stated on a tax equivalent basis which is non-GAAP and is reconciled to GAAP at the bottom of the table.

(3)
Includes the balances of nonaccrual loans.

(4)
Includes the effect of the interest rate swap, which reduced interest expense by $534 thousand and $1.2 million during the nine months ended September 30, 2025 and 2024, respectively.

Rate/Volume Analysis
The following table reflects the sensitivity of the Company’s interest income and interest expense to changes in volume and in yields on interest-earning assets and costs of interest-bearing liabilities during the periods indicated.
	Nine Months Ended September 30, 2025 vs. 2024 Increase (Decrease) Due To:
(Dollars in thousands)	Rate	Volume	Net
Interest Income:
Int. Earn. Cash	$(715)	$1,087	$372
Securities
Taxable	(152)	1,143	991
Tax-Exempt	(47)	17	(30)
Total Securities	(199)	1,160	961
Total Loans	(1,942)	3,677	1,735
Total Interest-Earning Assets	(2,856)	5,924	3,068
Interest Expense:
Interest bearing demand	760	1,692	2,452
Money market demand	156	24	180
Time deposits	(2,403)	62	(2,341)
Total Borrowings	(186)	152	(34)
Total Interest-Bearing Liabilities	(1,673)	1,930	257
Change in Net Interest Income	$(1,183)	$3,994	$2,811
Net Interest Income:   Net interest income increased by $2.8 million, or 3.79%, to $77.2 million for the nine months ended September 30, 2025, compared to $74.3 million for the nine months ended September 30, 2024. The increase can be mostly attributed to higher average balances of interest earning assets. The increase was partially offset by a decrease in the average yield on interest earning assets. The net interest margin decreased seven basis points to 3.82% for the nine months ended September 30, 2025 from 3.89% for the nine months ended September 30, 2024.
Interest Income:   Interest income increased $3.1 million to $121.5 million for the nine months ended September 30, 2025, compared to $118.4 million for the nine months ended September 30, 2024 primarily due to an increase in interest income on loans as a result of the growth in the average balance of loans. The growth in the average balance of interest earning assets which increased $144.4 million to $2.70 billion for the nine months ended September 30, 2025 compared to $2.55 billion for the comparable period in 2024 contributed $5.9 million to the increase in interest income. The growth in the average balance of interest earning assets was due primarily to the increase in the average balance of loans which increased $81.1 million to $2.36 billion for the nine months ended September 30, 2025 as compared to the same period in 2024 contributed $3.7 million to the increase in interest income. This growth was partially offset by a decrease in the average yield on loans which decreased 11 basis points on an annualized basis from 6.39% for the nine months ended September 30, 2024 to 6.28% for the nine months ended September 30, 2025. In general, the lower average yield on the loan portfolio can be attributable to the amount of income recognized from the amortization of net loan discounts. Amortization of net loan discounts recorded as part of purchase accounting adjustments to acquired loans primarily from the Partners Merger contributed $8.7 million to the increase in interest income during the nine months ended September 30, 2025 compared to $11.4 million for same period in 2024. Overall the average yield of interest earning assets decreased 18 basis points on an annualized basis to 6.03% for the nine months ended September 30, 2025 as compared to the same period in 2024.
Interest Expense:   Interest expense increased by $257 thousand, or 0.58%, to $44.3 million for the nine months ended September 30, 2025, compared to $44.1 million for the nine months ended September 30, 2024. The increase in interest expense was primarily due to the increase in the average balance on interest bearing liabilities, which increased $113.2 million to $1.92 billion for the nine months ended September 30, 2025 compared to $1.81 billion for the nine months ended September 30, 2024. The increase in interest expense was partially offset by a decrease in the interest rate paid on interest earning liabilities. The average rate paid on interest-bearing liabilities decreased 17 basis points on an annualized basis from 3.25% for the nine months ended September 30, 2024 to 3.08% for the nine months ended September 30, 2025. Amortization of net discounts on acquired interest bearing liabilities recorded as part of purchase accounting adjustments through the Partners Merger contributed $417 thousand to interest expense during the nine months ended September 30, 2025 compared to amortization of $2.0 million during the first nine months of 2024. Interest expense on borrowings was reduced by $1.2 million during the first nine months of 2025 and 2024 respectively, due to the impact of the interest rate swap.
Provision for Credit Losses:   The provision for credit losses is the resulting expense from the allowances for credit losses on loans, unfunded commitments, and held-to-maturity securities. The provision for credit losses was $1.6 million for the nine months ended September 30, 2025, compared to a provision of $125 thousand for the nine months ended September 30, 2024. The majority of the increase in the provision for credit losses can be attributable to an increase in forecasted losses on loans and unfunded commitments for the nine months ended September 30, 2025 when compared to the nine months ended September 30, 2024.
The Company completes a comprehensive quarterly evaluation to determine its provision for credit losses. The evaluation reflects analyses of individual borrowers and historical loss experience, and changes in net loan balances, supplemented as necessary by credit judgment that considers observable trends, conditions, and other relevant environmental and economic factors.
Refer to Note 4 of the Notes to the Consolidated Financial Statement for additional details on the provision for credit losses.
Non-interest Income:   Non-interest income increased by $12.7 million to $19.0 million for the nine months ended September 30, 2025, from $6.3 million recognized during the same period in 2024. The increase was primarily due to: (1) the gain on the New Jersey Branch Sale of $11.1 million; (2) an increase of $810 thousand in other income consisting primarily of $522 thousand increase in swap fee income; and (3) an increase of $540 thousand in service charges on deposit accounts.
Non-interest Expense:   Non-interest expense decreased $707 thousand, or 1.25%, to $55.9 million for the nine months ended September 30, 2025 from $56.6 million for the nine months ended September 30, 2024. The decrease was largely due to: (1) a decrease of $801 thousand in merger and restructuring expenses; (2) a decrease in professional fees of $491 thousand; and (3) a decrease of $449 thousand in occupancy expenses. These decreases were partially offset by an increase in salaries and employee benefits of $1.0 million, and an increase in equipment and data processing costs of $868 thousand.
Income Tax Expense:   Income tax expense for the nine months ended September 30, 2025 totaled $8.1 million compared to an income tax expense of $5.3 million for the same period in 2024 as a result of an increase in income before income tax expense. The income tax expense recognized for the nine months ended September 30, 2025 and 2024 was the direct result of our net income adjusted for tax free income and non-deductible merger and branch sale related expenses. We recognized an income tax expense for the nine months ended September 30, 2025 at an effective tax rate of 21.0%. As a result of the Partners Merger, the Company has nexus in states with applicable state corporate income taxes which is adding to the effective tax rate and resulting in a rate greater than our statutory federal tax rate of 21% in some periods. This is compared to income tax expense for the nine months ended September 30, 2024 which resulted in an effective tax rate of 22.0% which is more than our federal statutory rate of 21%.

Liquidity, Commitments, and Capital Resources
The Company’s liquidity, represented by cash and due from banks, is a product of our operating, investing and financing activities. The Company’s primary sources of funds are deposits, principal repayments of securities and outstanding loans, and funds provided from operations. In addition, the Company invests excess funds in short-term interest-earnings assets such as overnight deposits or U.S. agency securities, which provide liquidity to meet lending requirements. While scheduled payments from the amortization of loans and securities and short-term investments are relatively predictable sources of funds, general interest rates, economic conditions and competition greatly influence deposit flows and repayments on loans and mortgage-backed securities.
The Company strives to maintain sufficient liquidity to fund operations, loan demand and to satisfy fluctuations in deposit levels. The Company is required to have enough investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure safe and sound banking operations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Our attempts to maintain adequate but not excessive liquidity, and liquidity management is both a daily and long-term function of the Company’s business management. We manage our liquidity in accordance with a board of directors-approved asset liability policy, which is administered by the Company’s asset-liability committee (“ALCO”). ALCO reports interest rate sensitivity, liquidity, capital and investment-related matters on a quarterly basis to the Company’s board of directors.
The Company reviews cash flow projections regularly and updates them in order to maintain liquid assets at levels believed to meet the requirements of normal operations, including loan commitments and potential deposit outflows from maturing certificates of deposit and savings withdrawals. Certificates of deposit due within one year of September 30, 2025, totaled $649.6 million, or 93.5% of our certificates of deposit, and 24.4% of total deposits. Of these certificates of deposit, $75.0 million are brokered deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other deposits and FHLB advances. Depending on market conditions, we may be required to pay higher rates on such deposits or borrowings than we currently pay. We believe, however, based on past experience that a significant portion of such deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered. Additionally, approximately 14.6% of our deposits (measured on a year-to-date average balance) consisted of balances in escrow-type deposits which are distributed among different customers with no customer exceeding our policy limits on size of deposits. While deposits are the Company’s primary source of funds, when needed the Company is also able to generate cash through borrowings from the Federal Home Loan Bank of Pittsburgh (“FHLB”). At September 30, 2025, the Company had $40.0 million in outstanding FHLB borrowings with a remaining available capacity with FHLB, subject to certain collateral restrictions, of approximately $712.9 million.
In addition to our available borrowing capacity at the FHLB, the Company has lines of credit with multiple financial institutions that provide an available $77.0 million of additional liquidity at September 30, 2025. The Company also maintains available credit at the Federal Reserve Bank’s Discount Window of $23.4 million at September 30, 2025.
The following table shows the Company’s available liquidity at September 30, 2025.
(In Thousands)
Liquidity Source	Capacity	Outstanding	Available
Federal Home Loan Bank	$752,927	$40,000	$712,927
Federal Reserve Bank Discount Window	23,371	—	23,371
Correspondent Banks	77,000	—	77,000
Total	$853,298	$40,000	$813,298
Consistent with the Company’s goals to operate as a sound and profitable financial institution, the Company actively seeks to maintain the Bank’s status as a well-capitalized institution in accordance with regulatory standards. As of September 30, 2025 and December 31, 2024, the Bank met the capital requirements to be considered “well capitalized.” See Note 9 within the Notes to the unaudited Consolidated Financial Statements for more information regarding our capital resources.

Off-Balance Sheet Arrangements and Contractual Obligations
See Note 10 within the Notes to the unaudited Consolidated Financial Statements beginning for more information regarding the Company’s off-balance sheet arrangements.
Critical Accounting Estimates
It is management’s opinion that accounting estimates covering certain aspects of the Company’s business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity required in making such estimate, which have a material impact on the carrying value of certain assets and liabilities. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. The more significant areas in which the Company’s management applies critical assumptions and estimates include the following:
Allowance for credit losses:   The loan portfolio is the biggest asset on the Company’s balance sheet. The allowance for credit losses represents management’s estimate of credit losses in the loan portfolio at the balance sheet date. A provision for credit losses is recorded to adjust the level of the allowance for credit losses as deemed necessary by management. The allowance for credit losses consists of reserves on loans that share similar risk characteristics, and reserves on loans that do not share similar risk characteristics.
Expected credit losses are estimated over the contractual term of the loan, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: management has a reasonable expectation at the reporting date that a restructured loan will be executed with an individual borrower or the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancelable by the Company. Management’s determination of the adequacy of the allowance for credit losses is based on periodic evaluations of past events, including historical credit loss experience on financial assets with similar risk characteristics, historical credit losses experienced by peer institutions on financial assets with similar risk characteristics, current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the financial assets. This evaluation has subjective components requiring material estimates, including forecasted national economic conditions such as U.S. GDP and U.S civilian unemployment rate, expected default probabilities, the expected loss given default, and the amounts and timing of expected future cash flows. This evaluation is also subject to adjustment through qualitative factor considerations. All of these factors may be susceptible to significant change.
Changes in the Federal Open Market Committee (the “FOMC”) median forecasted year over year U.S. civilian unemployment rate, the year over year change in U.S. GDP, and S&P/Case-Shiller U.S. National Home Price Index (“HPI”) could have a material impact on the model’s estimation of the allowance. FOMC projections are sourced from a quarterly Summary of Projections, which accompanies select FOMC meetings. An immediate “shock” or increase of 25% in the FOMC’s projected rate of U.S. civilian unemployment, a decrease of 25% in the FOMC’s projected rate of U.S. GDP growth, and 25% decrease in the HPI would increase the model’s total calculated allowance by approximately $5.7 million, or 22.6%, to $31.1 million as of September 30, 2025, assuming qualitative adjustments and allowances on loans that do not share similar risk characteristics are kept at current levels. An immediate decrease of 25% in the FOMC’s projected rate of U.S. civilian unemployment, an increase of 25% in the FOMC’s projected rate of U.S. GDP growth, and 25% increase in the HPI would decrease the model’s total calculated allowance by approximately $4.0 million, or 15.6%, to $21.4 million as of September 30, 2025, assuming qualitative adjustments are kept at current levels. While management’s current evaluation of the allowance for credit losses indicates that the allowance is appropriate, the allowance may need to be increased under adversely different conditions or assumptions. Additionally, changes in those factors and inputs may not occur at the same rate and inputs may be directionally inconsistent, such that improvements in one factor may offset deterioration in others.
Generally, loans that do not share similar risk characteristics are collateral-dependent and impairment is measured through the collateral method. Appraisals of the underlying value of property securing loans are critical in determining impairment. Assumptions used in appraisals could affect the valuation of a property securing a loan and the related allowance determined. Management reviews the assumptions supporting such appraisals to determine that resulting values reasonably reflect amounts realizable on related loans.

When the measurement of these loans is less than the recorded investment in the loan, the shortfall is recorded through the allowance for credit losses. To the extent that actual results differ from management estimates, additional provisions for credit losses may be required that would adversely impact earnings in future periods.
Recently Issued Accounting Standards
Recently issued accounting standards are included in Note 1 of the Notes to the unaudited Consolidated Financial Statements.
Item 3.   Quantitative and Qualitative Disclosure About Market Risk
Not required for smaller reporting companies.
Item 4.   Controls and Procedures
Evaluation of Disclosure Controls and Procedures
As of the end of the period covered by this Quarterly Report on Form 10-Q, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply judgment in evaluating its controls and procedures. Based on their evaluation of the Company’s disclosure controls and procedures as of September 30, 2025, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and regulations and are operating in an effective manner.
Changes in Internal Control Over Financial Reporting
There were no changes in the Company’s internal control over financial reporting (as such term is defined in 13a-15(f) and Rule 15d-15(f) under the Exchange Act) that occurred during the quarter ended September 30, 2025, that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II — OTHER INFORMATION
Item 1.   Legal Proceedings
At September 30, 2025, the Company is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business, which involve amounts in the aggregate believed by management to be immaterial to the financial condition and operating results of the Company.
Item 1A — Risk Factors
There have been no material changes to the risk factors set forth under Item 1.A. Risk Factors as set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024.
Item 2.   Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3.   Defaults Upon Senior Securities
None
Item 4.   Mine Safety Disclosures
Not applicable
Item 5.   Other Information
During the third quarter of 2025, none of our directors or officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any “non-Rule 10b5-1 trading arrangement,” as that term is used in SEC regulations.

Item 6.   Exhibits
EXHIBIT INDEX
Exhibit Number	Description
3.1	Articles of Incorporation, as amended, incorporated by reference to Exhibit 3.1 to Form S-4 Registration Statement, filed May 7, 2021
3.2	Amendment to Articles of Incorporation, incorporated by reference to Exhibit 3.2 to Form 10-K, filed March 31, 2025
3.3	Amended and Restated Bylaws, incorporated by reference to Exhibit 3.3 to Form 10-Q, filed August 8, 2025
31.1	Certification of Principal Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Principal Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32	Section 1350 Certification
101 INS**	The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document
101 SCH**	Inline XBRL Taxonomy Extension Schema Document
101 CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101 DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101 LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101 PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File — the cover page interactive data file does not appear in the interactive date file because its XBRL tags are embedded with the inline XBRL document.

**
Attached as Exhibit 101 to this report are the following formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheet as of September 30, 2025 and December 31, 2024; (ii) Consolidated Statements of Operations for the three and nine months ended September 30, 2025 and 2024; (iii) Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2025 and 2024; (iv) Consolidated Statements of Cash Flows for the nine months ended September 30, 2025 and 2024; (v) Consolidated Statements of Changes in Shareholders’ Equity for the three and nine months ended September 30, 2025 and 2024; and (vi) Notes to Unaudited Consolidated Financial Statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 7, 2025
LINKBANCORP, INC.
By:
/s/ Andrew Samuel

Andrew Samuel
Vice Chairman and Chief Executive Officer
(Principal Executive Officer)
By:
/s/ Kristofer Paul

Kristofer Paul
Chief Financial Officer
(Principal Financial Officer)
(Principal Accounting Officer)

Annex I

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): February 27, 2025

LINKBANCORP, Inc.
(Exact name of Registrant as Specified in Its Charter)

Pennsylvania	001-41505	82-5130531
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1250 Camp Hill Bypass, Suite 202 Camp Hill, Pennsylvania		17011 (Zip Code)
(Address of Principal Executive Offices)
Registrant’s Telephone Number, Including Area Code: 855 569-2265
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01	LNKB	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02(b)
Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 27, 2025, the Board of Directors of the LINKBANCORP, Inc. (“Company”) resolved to reduce the size of the Board to eleven members, effective at the Company’s 2025 annual meeting of shareholders, and in connection therewith unanimously nominated the following directors to stand for reelection by the Company’s shareholders at its 2025 annual meeting: Anson Flake, Joseph C. Michetti, Jr., George Parmer, Debra Pierson, Diane Poillon, William E. Pommerening, Andrew Samuel, Kristen Snyder, Michael W. Clarke, Kenneth R. Lehman and Robert C. Wheatley.
Accordingly, the remaining ten individuals currently serving as directors will not stand for reelection at the Company’s 2025 annual meeting of shareholders, as follows: David H. Koppenhaver, George Snead, Lloyd Harrison, Mona Albertine, Steven I. Tressler, Jennifer Delaye, William L. Jones, James A. Tamburro, David Doane and John W. Breda. In addition, these ten individuals will also not serve on the board of the Company’s wholly owned subsidiary, LINKBANK (“Bank”).
None of the directors not standing for reelection at the annual meeting cited any disagreement with the Company or the Bank, in connection with this action. They will each continue to serve as directors of the Company and the Bank until the Company’s 2025 annual meeting.
Item 9.01   Financial Statements and Exhibits.
(a)	Financial statements of businesses acquired. None.
(b)	Pro forma financial information. None.
(c)	Shell company transactions. None.
(d)	Exhibits.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
LINKBANCORP, INC.
Date:	March 3, 2025	By:	/s/ Carl D. Lundblad Carl D. Lundblad
President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): March 26, 2025

LINKBANCORP, Inc.
(Exact name of Registrant as Specified in Its Charter)

Pennsylvania	001-41505	82-5130531
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1250 Camp Hill Bypass, Suite 202 Camp Hill, Pennsylvania		17011 (Zip Code)
(Address of Principal Executive Offices)
Registrant’s Telephone Number, Including Area Code: 855 569-2265
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01	LNKB	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01   Other Events.
On March 26, 2025, LINKBANCORP, Inc. (the “Company”) issued a press release announcing the receipt of all regulatory approvals to complete the previously announced purchase and assumption agreement (the “Transaction”) with American Heritage Federal Credit Union relating to three New Jersey branch offices of the Company, including associated loans and deposits. The Transaction is expected to close on March 31, 2025, pending satisfaction of customary closing conditions.
A copy of the press release is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.
Item 9.01   Financial Statements and Exhibits.
(a)	Financial statements of businesses acquired. None.
(b)	Pro forma financial information. None.
(c)	Shell company transactions. None.
(d)	Exhibits.
99.1 Press release dated March 26, 2025
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
LINKBANCORP, INC.
Date:	March 26, 2025	By:	/s/ Carl D. Lundblad Carl D. Lundblad
President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): March 31, 2025

LINKBANCORP, Inc.
(Exact name of Registrant as Specified in Its Charter)

Pennsylvania	001-41505	82-5130531
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1250 Camp Hill Bypass, Suite 202 Camp Hill, Pennsylvania		17011 (Zip Code)
(Address of Principal Executive Offices)
Registrant’s Telephone Number, Including Area Code: 855 569-2265
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01	LNKB	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01   Other Events.
On April 1, 2025, LINKBANCORP, Inc. (the “Company”) issued a press release announcing the completion of the previously announced purchase and assumption agreement (the “Transaction”) with American Heritage Federal Credit Union relating to three New Jersey branch offices of the Company, including associated loans and deposits.
A copy of the press release is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.
Item 9.01   Financial Statements and Exhibits.
(a)	Financial statements of businesses acquired. None.
(b)	Pro forma financial information. None.
(c)	Shell company transactions. None.
(d)	Exhibits.
99.1 Press release dated April 1, 2025
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
LINKBANCORP, INC.
Date:	April 1, 2025	By:	/s/ Carl D. Lundblad Carl D. Lundblad
President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): May 22, 2025

LINKBANCORP, Inc.
(Exact name of Registrant as Specified in Its Charter)

Pennsylvania (State or Other Jurisdiction of Incorporation)	001-41505 (Commission File Number)	82-5130531 (IRS Employer Identification No.)
1250 Camp Hill Bypass, Suite 202 Camp Hill, Pennsylvania (Address of Principal Executive Offices)	17011 (Zip Code)
Registrant’s Telephone Number, Including Area Code: 855 569-2265
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01	LNKB	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).
Emerging growth company   ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02
Departure of Directors or Certain Officers; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On May 22, 2025, the shareholders of LINKBANCORP, Inc. (the “Company”) approved the LINKBANCORP, Inc. 2025 Equity Incentive Plan (the “Plan”). The following summarizes certain key features of the Plan, and a more comprehensive description of the material terms of the Plan is contained in the Company’s definitive proxy statement for the Annual Meeting of Shareholders, which was filed with the Securities and Exchange Commission on April 17, 2025.
The Plan authorizes the issuance of up to 1,100,000 shares of the Company’s common stock pursuant to grants of restricted stock, restricted stock units, stock options, including incentive stock options and non-qualified stock options, any of which may vest based either on the passage of time or achievement of performance, or a combination of each, to officers, employees, directors and service providers of the Company and its subsidiaries. The sum of the grant date fair value of equity awards, including stock options, restricted stock and restricted stock units, granted to an individual non-employee director may not exceed $50,000 for any calendar year, and an employee may not: (i) receive a grant of more than 30,000 stock options during any calendar year, and (ii) the sum of the grant date fair value of restricted stock and restricted stock units may not exceed $500,000 for any calendar year.
The foregoing description of the Plan does not purport to be complete and is qualified in its entirety by reference to the copy of the Plan that is attached hereto as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference into this Item 5.02.
Item 5.07
Submission of Matters to a Vote of Security Holders.

The annual meeting of shareholders of LINKBANCORP, Inc. (the “Company”) was held on May 22, 2025. At the annual meeting of shareholders, the Company’s shareholders (i) elected eleven directors to the Company’s board of directors for a one-year term; (ii) ratified the appointment of S.R. Snodgrass, P.C. as the Company’s independent registered public accounting firm for the year ending December 31, 2025; and (iii) approved the LINKBANCORP, Inc. 2025 Equity Incentive Plan (the “2025 Equity Incentive Plan”). The final results of the shareholder vote were as follows:
1.   Election of directors for a one-year term of office.
Nominees for One-Year Term	Number of Votes FOR	Number of Votes AGAINST	Number of Votes ABSTAINING	Number of Broker Non-Votes
Andrew Samuel	27,570,423.30	621,996.00	62,157.08	3,612,321
Anson Flake	27,632,721.30	568,102.00	53,752.08	3,612,322
George Parmer	23,219,572.30	4,980,323.00	54,679.08	3,612,323
Debra Pierson	18,775,123.30	9,430,124.00	49,327.08	3,612,323
Diane Poillon	27,641,367.30	558,702.00	54,507.08	3,612,321
William E. Pommerening	27,636,377.30	560,201.00	57,998.08	3,612,321
Joseph C. Michetti, Jr.	27,528,723.30	644,445.00	81,408.08	3,612,321
Kristen Snyder	27,528,875.30	659,154.28	66,545.80	3,612,322
Michael W. Clarke	27,372,288.30	630,074.00	252,213.08	3,612,322
Kenneth R. Lehman	23,079,199.30	5,073,437.00	101,938.08	3,612,323
Robert C. Wheatley	27,488,849.30	665,249.00	100,477.08	3,612,322
2.   The ratification of the appointment of S.R. Snodgrass, P.C. as the Company’s independent registered public accounting firm for the year ending December 31, 2025.
For	Against	Abstain	Broker Non-Votes
31,795,320.30	30,915.00	40,661.08	—
3.   The approval of the LINKBANCORP, Inc. 2025 Equity Incentive Plan.
For	Against	Abstain	Broker Non-Votes
27,291,911.07	897,340.31	65,323.00	3,612,323

Item 9.01
Financial Statements and Exhibits.

(a)	Financial statements of businesses acquired. None.
(b)	Pro forma financial information. None.
(c)	Shell company transactions. None.
(d)	Exhibits.
10.1	LINKBANCORP, Inc. 2025 Equity Incentive Plan
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
LINKBANCORP, INC.
Date: May 23, 2025	By: /s/ Carl D. Lundblad Carl D. Lundblad President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A

(Amendment No. 1)
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): May 22, 2025

LINKBANCORP, Inc.
(Exact name of Registrant as Specified in Its Charter)

Pennsylvania	001-41505	82-5130531
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1250 Camp Hill Bypass, Suite 202 Camp Hill, Pennsylvania	17011
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s Telephone Number, Including Area Code: 855 569-2265
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01	LNKB	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note
On May 23, 2025, LINKBANCORP, Inc. (the “Company”) filed a Current Report on Form 8-K reporting the results of the Company’s annual meeting of shareholders and the adoption of the LINKBANCORP, Inc. 2025 Equity Incentive Plan (the “Original Report”). This Amendment No. 1 to the Original Report is being filed with the Securities and Exchange Commission solely to add Item 5.03 and Exhibit 3.2 to Item 9.01 as described below. This Amendment No. 1 to the Original Report makes no other amendments to the Original Report.
Item 5.02   Departure of Directors or Certain Officers; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
On May 22, 2025, the shareholders of LINKBANCORP, Inc. (the “Company”) approved the LINKBANCORP, Inc. 2025 Equity Incentive Plan (the “Plan”). The following summarizes certain key features of the Plan, and a more comprehensive description of the material terms of the Plan is contained in the Company’s definitive proxy statement for the Annual Meeting of Shareholders, which was filed with the Securities and Exchange Commission on April 17, 2025.
The Plan authorizes the issuance of up to 1,100,000 shares of the Company’s common stock pursuant to grants of restricted stock, restricted stock units, stock options, including incentive stock options and non-qualified stock options, any of which may vest based either on the passage of time or achievement of performance, or a combination of each, to officers, employees, directors and service providers of the Company and its subsidiaries. The sum of the grant date fair value of equity awards, including stock options, restricted stock and restricted stock units, granted to an individual non-employee director may not exceed $50,000 for any calendar year, and an employee may not: (i) receive a grant of more than 30,000 stock options during any calendar year, and (ii) the sum of the grant date fair value of restricted stock and restricted stock units may not exceed $500,000 for any calendar year.
The foregoing description of the Plan does not purport to be complete and is qualified in its entirety by reference to the copy of the Plan that is attached hereto as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference into this Item 5.02.
Item 5.03   Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
On May 22, 2025, the Board of Directors of the Company unanimously amended the Company’s Bylaws to remove Section 3.17 (Board Composition; Chairman Position and Succession) which was added to the Company’s Bylaws effective with the completion of the Company’s merger with Partners Bancorp on November 30, 2023.
Section 3.17 established the succession for the Board chairman and the Board composition for two consecutive annual meetings, including the methodology for filling Board vacancies. Section 3.17 was to remain in effect until November 30, 2025. Section 3.17 could be amended or waived by the approval of at least eighty percent (80%) of the members of the Company’s Board of Directors then in office.
The text of the Amended Article III of the Amended and Restated Bylaws is attached as Exhibit 3.2 to this Current Report on Form 8-K and is incorporated by reference into this Item 5.03. The Amended and Restated Bylaws of the Company will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
Item 5.07   Submission of Matters to a Vote of Security Holders.
The annual meeting of shareholders of LINKBANCORP, Inc. (the “Company”) was held on May 22, 2025. At the annual meeting of shareholders, the Company’s shareholders (i) elected eleven directors to the Company’s board of directors for a one-year term; (ii) ratified the appointment of S.R. Snodgrass, P.C. as the Company’s independent registered public accounting firm for the year ending December 31, 2025; and (iii) approved the LINKBANCORP, Inc. 2025 Equity Incentive Plan (the “2025 Equity Incentive Plan”). The final results of the shareholder vote were as follows:

1.   Election of directors for a one-year term of office.
Nominees for One-Year Term	Number of Votes FOR	Number of Votes AGAINST	Number of Votes ABSTAINING	Number of Broker Non-Votes
Andrew Samuel	27,570,423.30	621,996.00	62,157.08	3,612,321
Anson Flake	27,632,721.30	568,102.00	53,752.08	3,612,322
George Parmer	23,219,572.30	4,980,323.00	54,679.08	3,612,323
Debra Pierson	18,775,123.30	9,430,124.00	49,327.08	3,612,323
Diane Poillon	27,641,367.30	558,702.00	54,507.08	3,612,321
William E. Pommerening	27,636,377.30	560,201.00	57,998.08	3,612,321
Joseph C. Michetti, Jr.	27,528,723.30	644,445.00	81,408.08	3,612,321
Kristen Snyder	27,528,875.30	659,154.28	66,545.80	3,612,322
Michael W. Clarke	27,372,288.30	630,074.00	252,213.08	3,612,322
Kenneth R. Lehman	23,079,199.30	5,073,437.00	101,938.08	3,612,323
Robert C. Wheatley	27,488,849.30	665,249.00	100,477.08	3,612,322
2.   The ratification of the appointment of S.R. Snodgrass, P.C. as the Company’s independent registered public accounting firm for the year ending December 31, 2025.
For	Against	Abstain	Broker Non-Votes
31,795,320.30	30,915.00	40,661.08	—
3.   The approval of the LINKBANCORP, Inc. 2025 Equity Incentive Plan.
For	Against	Abstain	Broker Non-Votes
27,291,911.07	897,340.31	65,323.00	3,612,323
Item 9.01   Financial Statements and Exhibits.
(a)	Financial statements of businesses acquired. None.
(b)	Pro forma financial information. None.
(c)	Shell company transactions. None.
(d)	Exhibits.
3.2	Amended Article III of the LINKBANCORP, Inc. Bylaws
10.1	LINKBANCORP, Inc. 2025 Equity Incentive Plan
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
LINKBANCORP, INC.
Date: August 7, 2025	By: /s/ Carl D. Lundblad Carl D. Lundblad President

Annex J

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
Commission File Number 0-16587
Summit Financial Group, Inc.
(Exact name of registrant as specified in its charter)
West Virginia	55-0672148
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
300 N. Main Street Moorefield, West Virginia	26836
(Address of principal executive offices)	(Zip Code)
(304) 530-1000
(Registrant’s telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common	SMMF	NASDAQ Global Select Market
Securities registered pursuant to Section 12(g) of the Act: None
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐ No ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes ☐ No ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐
Indicate by check mark whether the registrant is large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated Filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation of its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐ No ☒
The aggregate market value of the voting common equity held by non-affiliates of the registrant at June 30, 2023 was approximately $265,527,000. Registrant has assumed that all of its executive officers and directors are affiliates. Such assumption shall not be deemed to be conclusive for any other purpose.
The number of shares of the Registrant’s Common Stock outstanding on March 6, 2024 was 14,683,729.
Documents Incorporated by Reference
The following lists the documents which are incorporated by reference in the Annual Report Form 10-K and the Parts and Items of the Form 10-K into which the documents are incorporated.
Document	Part of Form 10-K into which document is incorporated
Portions of the Registrant’s Proxy Statement for the Annual Meeting of Shareholders to be held May 23, 2024	Part III — Items 10, 11, 12, 13 and 14

SUMMIT FINANCIAL GROUP, INC
Form 10-K Index

J-i

PART I.
Item 1.   Business
Summit Financial Group, Inc. (“Company” or “Summit”) is a$4.6 billion financial holding company headquartered in Moorefield, West Virginia and incorporated on March 5, 1987. We provide community banking services primarily in the Eastern Panhandle, Southern and North Central regions of West Virginia, the Northern, Shenandoah Valley and Southwestern regions of Virginia, the Central region of Kentucky, the Eastern Shore of Maryland and Delaware. We provide these services through our community bank subsidiary, Summit Community Bank (“Summit Community” or “Bank”).
Community Banking
We provide a wide range of community banking services, including demand, savings and time deposits; commercial, real estate and consumer loans; trust and wealth management services; and cash management services. The deposits of Summit Community are insured by the Federal Deposit Insurance Corporation (“FDIC”).
In order to compete with other financial service providers, we principally rely upon personal relationships established by our officers, directors and employees with our clients and specialized services tailored to meet our clients’ needs. We have maintained a strong community orientation by, among other things, supporting the active participation of staff members in local charitable, civic, school, religious and community development activities. We also have a marketing program that primarily utilizes local radio and newspapers to advertise. Banking, like most industries, is becoming more dependent on technology as a means of marketing to customers, including the Internet, which we also utilize. This approach, coupled with continuity of service by the same staff members, enables Summit Community to develop long-term customer relationships, maintain high quality service and respond quickly to customer needs. We believe that our emphasis on local relationship banking, together with a prudent approach to lending, are important factors in our success and growth.
All operational and support functions that are transparent to clients are centralized in order to achieve consistency and cost efficiencies in the delivery of products and services by each banking office. The central office provides services such as data processing, deposit operations, accounting, treasury management, loan administration, loan review, compliance, risk management and internal auditing to enhance our delivery of quality service. We also provide overall direction in the areas of credit policy and administration, strategic planning, marketing, investment portfolio management, human resources administration and other financial and administrative services. The banking offices work closely with us to develop new products and services needed by their customers and to introduce enhancements to existing products and services.
Lending
Our primary lending focus is providing commercial loans to local businesses with annual sales generally up to $150 million and providing owner-occupied real estate loans to individuals. We typically do not seek credit relationships of more than $35 million but will consider larger lending relationships exhibiting above-average credit quality. Under our commercial banking strategy, we focus on offering a broad line of financial products and services to small and medium-sized businesses through full service banking offices. Summit Community Bank has senior management with extensive lending experience. These managers exercise substantial authority over credit and pricing decisions, subject to loan committee approval for larger credits.
We segment our loan portfolio into the following major lending categories: commercial, commercial real estate, construction and land development, residential real estate, consumer and mortgage warehouse lines of credit. Commercial loans are loans made to commercial borrowers that are not secured by real estate. These encompass loans secured by accounts receivable, inventory and equipment, as well as unsecured loans. Commercial real estate loans consist of commercial mortgages, which generally are secured by nonresidential and multi-family residential properties. Commercial real estate loans are made to many of the same customers and carry similar industry risks as the commercial loan portfolio. Construction and development loans are loans made for the purpose of financing construction or development projects. This portfolio includes commercial and residential land development loans, one-to-four family housing construction, both pre-sold and speculative in nature, multi-family housing construction, non-residential building construction and undeveloped land. Residential real estate loans are mortgage loans to consumers and are secured primarily by a first lien deed of trust. These loans are traditional one-to-four family residential mortgages. Also included in this category of loans are second liens on one-to-four family properties, commercial loans secured by one-to-four family residence and home equity loans. Consumer loans are loans that establish consumer credit that is granted for the consumer’s personal use. These loans include automobile loans and recreational vehicle loans, as well as personal secured and unsecured loans. Our mortgage warehouse lines of credit result solely from a participation arrangement with a regional bank to fund residential mortgage warehouse lines of medium- and large-sized mortgage originators located throughout the United States.
Our loan underwriting guidelines and standards are consistent with the prudent banking practices applicable to the relevant exposure and are updated periodically and presented to the Board of Directors for approval. The purpose of these standards and guidelines are: to grant loans on a sound and collectible basis; to invest available funds in a safe and profitable manner; to serve the legitimate credit needs of our primary market area; and to ensure that all loan applicants receive fair and equal treatment in the lending process. It is the intent of the underwriting guidelines and standards to: minimize losses by carefully investigating the credit history of each applicant; verify the source of repayment and the ability of the applicant to repay; collateralize those loans in which collateral is deemed to be required; exercise care in the documentation of the application, review, approval and origination process; and administer a comprehensive loan collection program.
Our real estate underwriting loan-to-value (“LTV”) policy limits are at or below current bank regulatory guidelines, as follows:
	Regulatory LTV Guideline	Summit LTV Policy Limit
Undeveloped land	65%	65%
Land development	75%	70%
Land development – Finished building lots	85%	85%
Construction:
Commercial, multifamily and other non-residential	80%	80%
1-4 family residential, consumer borrower	85%	85%
1-4 family residential, pre-sold commercial borrower	80%	80%
1-4 family residential, spec, commercial borrower	80%	70%
Improved property:
Residential real estate – nonowner occupied	85%	85%
Commercial real estate – owner occupied	85%	85%
Commercial real estate – nonowner occupied	85%	85%
Owner occupied 1-4 family	90%	90%
Home equity	90%	90%
Exceptions are permitted to these regulatory guidelines as long as such exceptions are identified, monitored and reported to the Board of Directors at least quarterly and the total of such exceptions do not exceed 100% of Summit Community’s total regulatory capital, which totaled $524.7 million as of December 31, 2023. As of this date, we had loans approximating $92.9 million which exceeded the above regulatory LTV guidelines, as follows:
million
Undeveloped land	$4.9
Land development	$4.1
Land development – Finished building lots	$0.1
Construction:
Commercial, multifamily and other non-residential	$8.3

million
1-4 family residential, consumer borrower	$0.2
1-4 family residential, pre-sold, commercial borrower	$—
1-4 family residential, spec, commercial borrower	$1.6
Improved property:
Residential real estate – nonowner occupied	$5.4
Commercial real estate – owner occupied	$9.6
Commercial real estate – nonowner occupied	$30.4
Owner occupied 1-4 family	$28.1
Home equity	$0.2
Our underwriting standards and practice are designed to originate both fixed and variable rate loan products, consistent with the underwriting guidelines discussed above. Adjustable rate and variable rate loans are underwritten, giving consideration both to the loan’s initial rate and to higher assumed rates, commensurate with reasonably anticipated market conditions. Accordingly, we want to insure that adequate primary repayment capacity exists to address both future increases in interest rates and fluctuations in the underlying cash flows available for repayment. Historically, we have not offered “payment option ARM” loans. Further, we have had no loan portfolio products which were specifically designed for “sub-prime” borrowers (defined as consumers with a credit score of less than 599).
Supervision and Regulation
General
We are subject to regulation by the Board of Governors of the Federal Reserve System (“FRB”), the West Virginia Division of Financial Institutions, the Securities and Exchange Commission (the “SEC”) and other federal and state regulators. As a financial holding company, we are subject to the restrictions of the Bank Holding Company Act of 1956, as amended (“BHCA”), are registered pursuant to its provisions and are subject to examination by the FRB. As a financial holding company doing business in West Virginia, we are also subject to regulation by and must submit annual reports to the West Virginia Division of Financial Institutions.
The BHCA prohibits the acquisition by a financial holding company of direct or indirect ownership of more than five percent (5%) of the voting shares of any bank within the United States without prior approval of the FRB. With certain exceptions, a financial holding company is prohibited from acquiring direct or indirect ownership or control of more than five percent (5%) of the voting shares of any company that is not a bank and from engaging directly or indirectly in business unrelated to the business of banking or managing or controlling banks.
The FRB, in its Regulation Y, permits financial holding companies to engage in non-banking activities closely related to banking or managing or controlling banks. Approval of the FRB is necessary to engage in these activities or to make acquisitions of corporations engaging in these activities as the FRB determines whether these acquisitions or activities are in the public interest. In addition, by order, and on a case by case basis, the FRB may approve other non-banking activities.
The BHCA permits us to purchase or redeem our own securities. However, Regulation Y provides that prior notice must be given to the FRB if the total consideration for such purchase or consideration, when aggregated with the net consideration paid by us for all such purchases or redemptions during the preceding 12 months is equal to ten percent (10%) or more of our consolidated net worth. Prior notice is not required if (i) both before and immediately after the redemption, the financial holding company is well capitalized; (ii) the financial holding company is well managed and (iii) the financial holding company is not the subject of any unresolved supervisory issues.
In July 2019, the federal bank regulators adopted final rules (the “Capital Simplifications Rules”) that, among other things, eliminated the standalone prior approval requirement in the Basel III Capital Rules for any repurchase of common stock. In certain circumstances, Summit’s repurchases of its common stock may be subject to a prior approval or notice requirement under other regulations, policies or supervisory expectations of the Federal Reserve Board. Any redemption or repurchase of preferred stock or subordinated debt remains subject to the prior approval of the Federal Reserve Board.
The Inflation Reduction Act of 2022 (the “IRA”) imposes a new 1% excise tax on the fair market value of stock repurchased after December 31, 2022 by publicly traded U.S. corporations. With certain exceptions, the value of stock repurchased is determined net of stock issued in the year, including shares issued pursuant to compensatory arrangements.
The FRB has broad authority to prohibit activities of bank holding companies and their non-banking subsidiaries that represent unsafe and unsound banking practices or which constitute violations of laws or regulations. The FRB also can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1 million for each day the activity continues.
Summit Community, our only bank subsidiary, is subject to West Virginia banking statutes and regulations, and is primarily regulated by the West Virginia Division of Financial Institutions and the FDIC. The Bank is also subject to regulations promulgated by the FRB. As a member of the FDIC, Summit Community’s deposits are insured as required by federal law. Bank regulatory authorities regularly examine revenues, loans, investments, management practices and other aspects of Summit Community. These examinations are conducted primarily to protect depositors and not shareholders. In addition to these regular examinations, the Bank must furnish to regulatory authorities quarterly reports containing full and accurate statements of its affairs.
Because we are a public company, we are subject to regulation by the SEC. SEC regulations require us to disclose certain types of business and financial data on a regular basis to the SEC and to our shareholders. We are required to file annual, quarterly and current reports with the SEC. We prepare and file an annual report on Form 10-K with the SEC that contains detailed financial and operating information, as well as a management response to specific questions about our operations. SEC regulations require that our annual reports to shareholders contain certified financial statements and other specific items such as management’s discussion and analysis of our financial condition and results of operations. We must also file quarterly reports with the SEC on Form 10-Q that contain detailed financial and operating information for the prior quarter and we must file current reports on Form 8-K to provide the pubic with information on recent material events.
In addition to periodic reporting to the SEC, we are subject to proxy rules and tender offer rules issued by the SEC. Our officers, directors and principal shareholders (holding 10% or more of our stock) must also submit reports to the SEC regarding their holdings of our stock and any changes to such holdings and they are subject to short-swing profit liability. Because we are traded on the NASDAQ, we are also subject to the listing standards of NASDAQ.
Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010
The “Dodd-Frank Wall Street Reform and Consumer Protection Act” (the “Dodd-Frank Act”), which is complex and broad in scope, established the Bureau of Consumer Financial Protection (the “CFPB”), which has extensive regulatory and enforcement powers over consumer financial products and services, and the Financial Stability Oversight Council, which has oversight authority for monitoring systemic risk. We are required to comply with the Consumer Financial Protection Act and the CFPB’s rules; however, these rules are enforced by Summit Community’s primary regulator, the FDIC, not the CFPB. In addition, the Dodd-Frank Act alters the authority and duties of the federal banking and securities regulatory agencies, implements certain corporate governance requirements for all public companies, including financial institutions with regard to executive compensation, proxy access by shareholders and certain whistleblower provisions and restricts certain proprietary trading and hedge fund and private equity activities of banks and their affiliates. Although the regulations that directly affect our business have been adopted, many of the provisions of the Dodd-Frank Act are subject to final rulemaking by the U.S. financial regulatory agencies and the implications of the Dodd-Frank Act for our business will depend to some extent on how such rules are adopted and implemented by the primary U.S. financial regulatory agencies.

Bank Holding Company Activities
In general, the BHC Act limits the business of bank holding companies to banking, managing or controlling banks and other activities that the FRB has determined to be so closely related to banking as to be a proper incident thereto. In addition, bank holding companies that qualify and elect to be financial holding companies may engage in any activity, or acquire and retain the shares of a company engaged in any activity, that is either (i) financial in nature or incidental to such financial activity (as determined by the FRB in consultation with the Secretary of the Treasury) or (ii) complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as solely determined by the FRB), without prior approval of the FRB.
Activities that are financial in nature include securities underwriting and dealing, insurance underwriting and making merchant banking investments. Some examples of non-banking activities which presently may be performed by a financial holding company are: making or acquiring, for its own account or the account of others, loans and other extensions of credit; operating as an industrial bank, or industrial loan company, in the manner authorized by state law; servicing loans and other extensions of credit; performing or carrying on any one or more of the functions or activities that may be performed or carried on by a trust company in the manner authorized by federal or state law; acting as an investment or financial advisor; leasing real or personal property; making equity or debt investments in corporations or projects designed primarily to promote community welfare, such as the economic rehabilitation and the development of low income areas; providing bookkeeping services or financially oriented data processing services for the holding company and its subsidiaries; acting as an insurance agent or a broker; acting as an underwriter for credit life insurance, which is directly related to extensions of credit by the financial holding company system; providing courier services for certain financial documents; providing management consulting advice to non-affiliated banks; selling retail money orders having a face value of not more than $1,000, traveler’s checks and U.S. savings bonds; performing appraisals of real estate; arranging commercial real estate equity financing under certain limited circumstances; providing securities brokerage services related to securities credit activities; underwriting and dealing in government obligations and money market instruments; providing foreign exchange advisory and transactional services; and acting, under certain circumstances, as futures commission merchant for non-affiliated persons in the execution and clearance on major commodity exchanges of futures contracts and options.
To maintain financial holding company status, a financial holding company and all of its depository institution subsidiaries must be “well capitalized” and “well managed.” A depository institution subsidiary is considered to be “well capitalized” if it satisfies the requirements for this status discussed in the section captioned “Capital Requirements” included elsewhere in this item. A depository institution subsidiary is considered “well managed” if it received a composite rating and management rating of at least “satisfactory” in its most recent examination. A financial holding company’s status will also depend upon it maintaining its status as “well capitalized” and “well managed’ under applicable FRB regulations. If a financial holding company ceases to meet these capital and management requirements, the FRB’s regulations provide that the financial holding company must enter into an agreement with the FRB to comply with all applicable capital and management requirements. Until the financial holding company returns to compliance, the FRB may impose limitations or conditions on the conduct of its activities and the company may not commence any of the broader financial activities permissible for financial holding companies or acquire a company engaged in such financial activities without prior approval of the FRB. If the company does not return to compliance within 180 days, the FRB may require divestiture of the holding company’s depository institutions. Bank holding companies and banks must also be both well capitalized and well managed in order to acquire banks located outside their home state.
In order for a financial holding company to commence any new activity permitted by the BHC Act or to acquire a company engaged in any new activity permitted by the BHC Act, each insured depository institution subsidiary of the financial holding company must have received a rating of at least “satisfactory” in its most recent examination under the Community Reinvestment Act. See the section captioned “Community Reinvestment Act” included elsewhere in this item.
The FRB has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the FRB has reasonable grounds to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.
The Dodd-Frank Act amends the BHC Act to require the federal financial regulatory agencies to adopt rules that prohibit banks and their affiliates from engaging in proprietary trading and investing in and sponsoring certain unregistered investment companies (defined as hedge funds and private equity funds). The statutory provision is commonly called the “Volcker Rule”. In July, 2019, the federal banking agencies adopted a final rule implementing sections of the Economic Growth, Regulatory Relief and Consumer Protection Act to grant an exclusion from the Volcker Rule for community banks with fewer than $10 billion in total consolidated assets and total trading assets, as well as liabilities that are equal to or less than five percent of their total consolidated assets. Not only are we now excluded from the Volcker Rule due to our asset size, the Volcker Rule has not had a material impact on our operations as we do not generally engage in activities prohibited by the Volcker Rule.
The BHC Act, the Bank Merger Act, the West Virginia Banking Code and other federal and state statutes regulate acquisitions of commercial banks. The BHC Act requires the prior approval of the FRB for the direct or indirect acquisition by a bank holding company of more than 5.0% of the voting shares of a commercial bank or its parent holding company. Under the Bank Merger Act, the prior approval of the FRB or other appropriate bank regulatory authority is required for a member bank to merge with another bank or purchase the assets or assume the deposits of another bank. In reviewing applications seeking approval of merger and acquisition transactions, the bank regulatory authorities will consider, among other things, the competitive effect and public benefits of the transactions, the capital position of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant’s performance record under the Community Reinvestment Act (see the section captioned “Community Reinvestment Act” included elsewhere in this item) and its compliance with fair lending, fair housing and other consumer protection laws and the effectiveness of the subject organizations in combating money laundering activities.
Dividends
The principal source of our liquidity is dividends from Summit Community. The prior approval of the Federal Reserve is required if the total of all dividends declared by a state-chartered member bank in any calendar year would exceed the sum of the bank’s net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus or to fund the retirement of preferred stock. Federal law also prohibits a state-chartered, member bank from paying dividends that would be greater than the bank’s undivided profits. Summit Community is also subject to limitations under West Virginia state law regarding the level of dividends that may be paid.
In addition, the Company and Summit Community are subject to other regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a bank holding company or a bank that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The appropriate federal regulatory authorities have stated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings.
Credit and Monetary Policies and Related Matters
Summit Community is affected by the fiscal and monetary policies of the federal government and its agencies, including the FRB. An important function of these policies is to curb inflation and control recessions through control of the supply of money and credit. The operations of Summit Community are affected by the policies of government regulatory authorities, including the FRB, which regulates money and credit conditions through open-market operations in United States Government and Federal agency securities, adjustments in the discount rate on member bank borrowings and requirements against deposits and regulation of interest rates payable by member banks on time and savings deposits. These policies have a significant influence on the growth and distribution of loans, investments and deposits, and interest rates charged on loans, or paid for time and savings deposits, as well as yields on investments. The FRB has had a significant effect on the operating results of commercial banks in the past and is expected to continue to do so in the future. Future policies of the FRB and other authorities and their effect on future earnings cannot be predicted.
The FRB has a policy that a financial holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to support each such subsidiary bank. Under the source of strength doctrine, the FRB may require a financial holding company to contribute capital to a troubled subsidiary bank and may charge the financial holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. This capital injection may be required at times when Summit may not have the resources to provide it. Any capital loans by a holding company to any subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In addition, the Crime Control Act of 1990 provides that in the event of a financial holding company’s bankruptcy, any commitment by such holding company to a Federal bank or thrift regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.
Capital Requirements
The FRB regulates and monitors the capital adequacy of bank holding companies, such as Summit, while the FDIC and the West Virginia Division of Financial Institutions regulate and monitor the capital adequacy of the Bank. Bank regulators use a combination of risk-based guidelines and leverage ratios to evaluate capital adequacy and consider these capital levels when conducting supervisory activities related to bank and bank holding company safety and soundness.
In July 2013, the U.S. federal banking regulators substantially amended the capital rules for banks and bank holding companies to make them generally compliant with the Basel Committee on Banking Supervision’s Basel III Global Regulatory Framework (the “Basel III Capital Rules”). The Basel III Capital Rules, which were phased in over the period 2015 through 2019, implemented higher minimum capital requirements for bank holding companies and banks. The Basel III rules included a Common Equity Tier 1 capital requirement and established criteria that instruments must meet to be considered Common Equity Tier 1 capital, additional Tier 1 capital or Tier 2 capital. These enhancements were designed to both improve the quality and increase the quantity of capital required to be held by banking organizations, better equipping the U.S. banking system to deal with adverse economic conditions.
The Basel III Capital Rules require banks and bank holding companies to maintain a minimum Common Equity Tier 1 (“CET1”) risk-based capital ratio of 4.5%, a Tier 1 risk-based capital ratio of 6%, a total risk-based capital ratio of 8% and a leverage ratio of 4%. Under the Basel III Capital Rules, banks and bank holding companies must maintain a CET1 risk-based capital ratio of 6.5%, a Tier 1 risk-based capital ratio of 8%, a total risk-based capital ratio of 10% and a leverage ratio of 5% to be deemed “well capitalized” for purposes of certain rules and requirements.
Banks and bank holding companies are also required to maintain a “capital conservation buffer” in excess of the minimum risk-based capital ratios. The buffer is intended to help ensure that banking organizations conserve capital when it is most needed, allowing them to better weather periods of economic stress. The minimum 2.5% buffer is composed solely of CET1 capital. If an institution’s capital conservation buffer is less than or equal to 2.5%, then the institution is subject to limitations on certain activities, including payment of dividends, share repurchases and discretionary bonuses to executive officers.
The Basel III Capital Rules also attempted to improve the quality of capital by implementing changes to the definition of capital. Among the most important changes are stricter eligibility criteria for regulatory capital instruments that disallow the inclusion of certain instruments, such as trust preferred securities, in Tier 1 capital going forward and new constraints on the inclusion of minority interests, mortgage-servicing assets, deferred tax assets and certain investments in the capital of unconsolidated financial institutions. In addition, the Basel III Capital Rules require that most regulatory capital deductions be made from CET1 capital.
The federal bank regulatory agencies may also set higher capital requirements for banks and bank holding companies whose circumstances warrant it. For example, bank holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels. Our regulatory capital ratios and those of Summit Community are well in excess of the most restrictive minimum regulatory capital ratios plus the full Capital Conservation Buffer (as applicable) established under the Basel III Capital Rules. Our regulatory capital ratios as of December 31, 2023 are set forth in the table in Note 19 of the notes to the consolidated financial statements beginning on page J-122.
The Basel III Capital Rules also set forth changes in the methods of calculating certain risk-weighted assets, which in turn affect the calculation of risk-based capital ratios. Under the Basel III Capital Rules, higher or more sensitive risk weights are assigned to various categories of assets, including certain credit facilities that finance the acquisition, development or construction of real property, certain exposures or credits that are 90 days past due or on non-accrual, foreign exposures and certain corporate exposures. In addition, the Basel III Capital Rules include (i) alternative standards of credit worthiness consistent with the Dodd-Frank Act, (ii) greater recognition of collateral and guarantees and (iii) revised capital treatment for derivatives and repo-style transactions.
On December 21, 2018, the federal banking agencies issued a joint final rule to revise their regulatory capital rules to: (i) address the implementation of the Current Expected Credit Losses (“CECL”) accounting standard under GAAP; and (ii) provide an optional three-year phase-in period for the day-one adverse regulatory capital effects that banking organizations experienced upon adopting CECL. We implemented the CECL accounting standard on January 1, 2020, whereby we increased the allowances for loan credit losses and unfunded commitments by $8.89 million and recorded a cumulative effect adjustment to retained earnings of $6.76 million (net of deferred income taxes of $2.13 million) and elected to recognize the regulatory capital impact of its adoption over the three year period. However, relief provided community banks under the Coronavirus Aid, Relief and Economic Security Act delayed the start of this three-year phase-in period until January 1, 2022.
Prompt Corrective Action.   The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) establishes a new regulatory scheme, which ties the level of supervisory intervention by bank regulatory authorities primarily to a depository institution’s capital category. Among other things, FDICIA authorizes regulatory authorities to take “prompt corrective action” with respect to depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. The relevant capital measures, which reflect changes under the Basel III Capital Rules, are the total capital ratio, the CET1 capital ratio, the Tier 1 capital ratio and the leverage ratio.
A bank will be (i) “well capitalized” if the institution has a total risk-based capital ratio of 10.0% or greater, a CET1 capital ratio of 6.5% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater and a leverage ratio of 5.0% or greater and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure; (ii) “adequately capitalized” if the institution has a total risk-based capital ratio of 8.0% or greater, a CET1 capital ratio of 4.5% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater and a leverage ratio of 4.0% or greater and is not “well capitalized”; (iii) “undercapitalized” if the institution has a total risk-based capital ratio that is less than 8.0%, a CET1 capital ratio less than 4.5%, a Tier 1 risk-based capital ratio of less than 6.0% or a leverage ratio of less than 4.0%; (iv) “significantly undercapitalized” if the institution has a total risk-based capital ratio of less than 6.0%, a CET1 capital ratio less than 3.0%, a Tier 1 risk-based capital ratio of less than 4.0% or a leverage ratio of less than 3.0%; and (v) “critically undercapitalized” if the institution’s tangible equity is equal to or less than 2.0% of average quarterly tangible assets. An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. A bank’s capital category is determined solely for the purpose of applying prompt corrective action regulations and the capital category may not constitute an accurate representation of the bank’s overall financial condition or prospects for other purposes.”
Beginning in the first quarter of 2020, a qualifying community banking organization could elect to use the community bank leverage ratio (“CBLR”) framework to eliminate the requirements for calculating and reporting risk-based capital ratios. A qualifying community organization is a depository institution or its holding company that has less than $10 billion in average total consolidated assets; has off-balance-sheet exposures of 25% or less of total consolidated assets; has trading assets plus trading liabilities of 5% or less of total consolidated assets; and is not an advanced approaches banking organization. Qualifying community banking organizations that elect to use the CBLR framework and that maintain a leverage ratio of greater than 9% are considered to have satisfied the risk-based and leverage capital requirements and are considered to have met the well-capitalized ratio requirements for purposes of Section 38 of the FDICIA. A qualifying community banking organization may opt into and out of the CBLR framework by completing the associated reporting requirements on its call report. We presently do not anticipate opting into the CBLR framework.
Community Reinvestment Act
Financial holding companies and their subsidiary banks are also subject to the provisions of the Community Reinvestment Act of 1977 (“CRA”). Under the CRA, the FRB (or other appropriate bank regulatory agency) is required, in connection with its examination of a bank, to assess such bank’s record in meeting the credit needs of the communities served by that bank, including low and moderate income neighborhoods. Further, such assessment is also required of any financial holding company that has applied to (i) charter a national bank, (ii) obtain deposit insurance coverage for a newly chartered institution, (iii) establish a new branch office that will accept deposits, (iv) relocate an office, or (v) merge or consolidate with, or acquire the assets or assume the liabilities of a federally-regulated financial institution. In the case of a financial holding company applying for approval to acquire a bank or other financial holding company, the FRB will assess the record of each subsidiary of the applicant financial holding company and such records may be the basis for denying the application or imposing conditions in connection with approval of the application.
In the most recent CRA examination by the bank regulatory authorities, Summit Community was given a “satisfactory” CRA rating.
On October 24, 2023, the Office of the Comptroller of the Currency (“OCC”), the Federal Reserve System Board and the FDIC finalized comprehensive revisions to their CRA regulations. The objectives in issuing the final rule include strengthening the achievement of the core purpose of the statute, adapting to changes in the banking industry, including the expanded role of mobile and online banking, tailoring performance standards to account for differences in bank size and business models and local conditions, confirming that CRA and fair lending responsibilities are mutually reinforcing, and promoting a consistent regulatory approach that applies to banks regulated by all three agencies. The final rule is expected to go into effect on April 1, 2024, but most provisions of the rule, including the new tests, the need to define retail lending assessment areas, and the data collection requirements, will become applicable on January 1, 2026. Reporting of the collected data will not be required until 2027. In addition to numerous technical revisions, the final rule introduces major changes to the CRA regulations in four key areas: (A) the delineation of assessment areas; (B) the overall evaluation framework and performance standards and metrics; (C) the definition of community development activities; and (D) data collection and reporting. The new evaluation framework is “tailored” based on the size of the bank.
Graham-Leach-Bliley Act of 1999
The enactment of the Graham-Leach-Bliley Act of 1999 (the “GLB Act”) represents a pivotal point in the history of the financial services industry. The GLB Act swept away large parts of a regulatory framework that had its origins in the Depression Era of the 1930s. New opportunities were available for banks, other depository institutions, insurance companies and securities firms to enter into combinations that permit a single financial services organization to offer customers a more complete array of financial products and services. The GLB Act provides a new regulatory framework through the financial holding company, which has as its “umbrella regulator” the FRB. Functional regulation of the financial holding company’s separately regulated subsidiaries is conducted by their primary functional regulators. The GLB Act makes a CRA rating of satisfactory or above necessary for insured depository institutions and their financial holding companies to engage in new financial activities. The GLB Act specifically gives the FRB the authority, by regulation or order, to expand the list of “financial” or “incidental” activities, but requires consultation with the U.S. Treasury Department, and gives the FRB authority to allow a financial holding company to engage in any activity that is “complementary” to a financial activity and does not “pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.”

Under the GLB Act, all financial institutions are required to adopt privacy policies, restrict the sharing of nonpublic customer data with nonaffiliated parties at the customer’s request and establish procedures and practices to protect customer data from unauthorized access. We have established policies and procedures to assure our compliance with all privacy provisions of the GLB Act. Pursuant to Title V of the GLB Act, we, like all other financial institutions, are required to:
•
provide notice to our customers regarding privacy policies and practices,

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inform our customers regarding the conditions under which their non-public personal information may be disclosed to non-affiliated third parties and

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give our customers an option to prevent certain disclosure of such information to non-affiliated third parties.

Deposit Acquisition Limitation
Under West Virginia banking law, an acquisition or merger is not permitted if the resulting depository institution or its holding company, including its affiliated depository institutions, would assume additional deposits to cause it to control deposits in the State of West Virginia in excess of twenty-five percent (25%) of such total amount of all deposits held by insured depository institutions in West Virginia. This limitation may be waived by the Commissioner of Banking by showing good cause.
Consumer Laws and Regulations
In addition to the banking laws and regulations discussed above, bank subsidiaries are also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. Among the more prominent of such laws and regulations are the Truth in Lending Act, the Home Mortgage Disclosure Act and Regulation C, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Right to Financial Privacy Act and the Fair Housing Act. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. Bank subsidiaries must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.
Dodd-Frank centralized responsibility for consumer financial protection by creating the CFPB and giving it responsibility for implementing, examining and enforcing compliance with federal consumer protection laws. The CFPB has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards. The CFPB’s functions include investigating consumer complaints, rulemaking, supervising and examining banks’ consumer transactions and enforcing rules related to consumer financial products and services including mortgage lending and servicing, fair lending requirements, and automotive finance. Summit Community Bank, as a bank with less than $10 billion in assets, is subject to these federal consumer financial laws, but continues to be examined for compliance by the FDIC, its primary federal banking regulator.
The CFPB has issued final regulations implementing provisions of the Dodd-Frank Act that require all creditors to determine a consumer’s ability to repay a mortgage loan before making a loan. The final rule, referred to as the Ability-to Repay (ATR)/Qualified Mortgage (QM) standards, provide that a lender making a special type of loan, known as a Qualified Mortgage, is entitled to presume that the loan complies with the ATR safe harbor requirements. The rule establishes different types of Qualified Mortgages that are generally identified as loans with restrictions on loan features, limits on fees being charged and underwriting requirements.
USA Patriot Act of 2001
The USA Patriot Act of 2001 and its related regulations require insured depository institutions, broker-dealers and certain other financial institutions to have policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. The statute and its regulations also provide for information sharing, subject to conditions, between federal law enforcement agencies and financial institutions, as well as among financial institutions, for counter-terrorism purposes. Federal banking regulators are required, when reviewing bank holding company acquisition and bank merger applications, to take into account the effectiveness of the anti-money laundering activities of the applicants. Summit expects to continue to devote significant resources to its Bank Secrecy Act/anti-money laundering program, particularly as risks persistently emerge and evolve and as regulatory expectations escalate.
Sarbanes-Oxley Act of 2002
The Sarbanes-Oxley Act of 2002 (“SOA”) addresses, among other issues, corporate governance, auditing and accounting, executive compensation and enhanced and timely disclosure of corporate information. SOA requires our Chief Executive Officer and Chief Financial Officer each to certify that Summit’s Quarterly and Annual Reports do not contain any untrue statement of a material fact. The rules have several requirements, including requiring these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal controls; they have made certain disclosures to our auditors and the audit and compliance committee of the Board of Directors about our internal controls; and they have included information in Summit’s Quarterly and Annual Reports about their evaluation and whether there have been significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation.
Furthermore, in response to the directives of the SOA, NASDAQ adopted substantially expanded corporate governance criteria for the issuers of securities quoted on the NASDAQ Capital Market (the market on which our common stock is listed for trading). The NASDAQ rules govern, among other things, the enhancement and regulation of corporate disclosure and internal governance of listed companies and of the authority, role and responsibilities of their boards of directors and, in particular, of “independent” members of such boards of directors, in the areas of nominations, corporate governance, compensation and the monitoring of the audit and internal financial control processes.
Cybersecurity
The federal banking regulators regularly issue new guidance and standards, and update existing guidance and standards, regarding cybersecurity intended to enhance cyber risk management among financial institutions. Financial institutions are expected to comply with such guidance and standards and to accordingly develop appropriate security controls and risk management processes. If we fail to observe such regulatory guidance or standards, we could be subject to various regulatory sanctions, including financial penalties.
In November 2021, the federal banking agencies adopted a Final Rule, with compliance required by May 1, 2022, that requires banking organizations to notify their primary banking regulator within 36 hours of determining that a “computer-security incident” has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the banking organization’s ability to carry out banking operations or deliver banking products and services to a material portion of its customer base, its businesses and operations that would result in material loss, or its operations that would impact the stability of the United States.
In 2023, the SEC issued a final rule that requires disclosure of material cybersecurity incidents, as well as cybersecurity risk management, strategy and governance. Under this rule, banking organizations that are SEC registrants must generally disclose information about a material cybersecurity incident within four business days of determining it is material with periodic updates as to the status of the incident in subsequent filings as necessary.
In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and to store sensitive data. We employ an in-depth, layered, defensive approach that leverages people, processes and technology to manage and maintain cybersecurity controls. We utilize both internal systems and third party consultants to provide the best defense possible. We employ a variety of preventative and detective tools to monitor, block and provide alerts regarding suspicious activity, as well as to report on any suspected advanced persistent threats. Notwithstanding the strength of our defensive measures, the threat from cyber attacks is severe, attacks are sophisticated and increasing in volume and attackers respond rapidly to changes in defensive measures. While to date, we have not experienced a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, our systems and those of our customers and third-party service providers are under constant threat and it is possible that we could experience a significant event in the future. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by us and our customers. See Item 1C. Cybersecurity for a further discussion of risks related to cybersecurity.
Transactions with Affiliates
Federal law restricts subsidiary banks of a financial holding company from making certain extensions of credit to the parent financial holding company or to any of its subsidiaries; from investing in the holding company stock; and limits the ability of a subsidiary bank to take its parent company stock as collateral for the loans of any borrower. Additionally, federal law prohibits a financial holding company and its subsidiaries from engaging in certain tie-in arrangements in conjunction with the extension of credit or furnishing of services.
There are various statutory and regulatory limitations, including those set forth in sections 23A and 23B of the Federal Reserve Act and the related Federal Reserve Regulation W, governing the extent to which the bank will be able to purchase assets from or securities of or otherwise finance or transfer funds to us or our non-banking affiliates. Among other restrictions, such transactions between the bank and any one affiliate (including Summit) generally will be limited to ten percent (10%) of the bank’s capital and surplus and transactions between the bank and all affiliates will be limited to twenty percent (20%) of the bank’s capital and surplus. Furthermore, loans and extensions of credit are required to be secured in specified amounts and are required to be on terms and conditions consistent with safe and sound banking practices.
In addition, any transaction by a bank with an affiliate and any sale of assets or provisions of services to an affiliate generally must be on terms that are substantially the same, or at least as favorable, to the bank as those prevailing at the time for comparable transactions with non-affiliated companies.
Incentive Compensation
The Federal Reserve Board reviews, as part of its regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as Summit, that are not “large, complex banking organizations.” These reviews are tailored to each organization based on the scope and complexity of the organization’s activities and the prevalence of incentive compensation arrangements. The scope and content of the U.S. banking regulators’ policies on incentive compensation are continuing to develop.
The federal bank regulatory agencies issued joint guidance in 2010 on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. In addition, Section 956 of the Dodd-Frank Act requires the federal bank regulatory agencies and the SEC to issue regulations or guidelines requiring covered financial institutions, including the Company and Summit Community, to prohibit incentive-based payment arrangements that encourage inappropriate risks by providing compensation that is excessive or that could lead to material financial loss to the institution. A proposed rule was issued in 2016, but this proposed rule has not been finalized. Also, pursuant to the Dodd-Frank Act, in 2015, the SEC proposed rules that would direct stock exchanges to require listed companies to implement clawback policies to recover incentive-based compensation from current or former executive officers in the event of certain financial restatements and would also require companies to disclose their clawback policies and their actions under those policies. The Company continues to evaluate the proposed rules, both of which are subject to further rulemaking procedures.
In October 2022, the SEC adopted a final rule directing national securities exchanges and associations, including NASDAQ, to implement listing standards that require listed companies to adopt policies mandating the recovery or “clawback” of excess incentive-based compensation earned by a current or former executive officer during the three fiscal years preceding the date the listed company is required to prepare an accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Under the final rule, Summit was required to adopt a clawback policy within 60 days after such listing standard becomes effective. The NASDAQ’s listing standards pursuant to the SEC’s rule became effective on October 2, 2023. Summit adopted a compensation recovery policy pursuant to the NASDAQ listing standards on November 16, 2023. The policy is included as Exhibit 97.1 to this Form 10-K.
Anti-Money Laundering
The Anti-Money Laundering Act of 2020 (“AMLA”), which amends the Bank Secrecy Act of 1970 (“BSA”), was enacted in January 2021. The AMLA is intended to be a comprehensive reform and modernization to U.S. bank secrecy and anti-money laundering laws. Among other things, it codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the development of standards for evaluating technology and internal processes for BSA compliance; expands enforcement- and investigation-related authority, including increasing available sanctions for certain BSA violations and instituting BSA whistleblower incentives and protections.
Competition
We engage in highly competitive activities. Each activity and market served involves competition with other banks and savings institutions, as well as with non-banking and non-financial enterprises that offer financial products and services that compete directly with our products and services. We actively compete with other banks, mortgage companies and other financial service companies in our efforts to obtain deposits and make loans, in the scope and types of services offered, in interest rates paid on time deposits and charged on loans and in other aspects of banking.
Of particular note, banking laws limit the total amount we can lend to any one borrower generally to 15 percent of Summit Community’s Tier 1 capital plus its allowance for credit losses. Summit Community evaluated the risks and rewards of lending up to this legal lending limit and established a self-imposed lending limit equal to 85 percent of its legal lending limit. Accordingly, institutions larger than Summit Community have a natural competitive advantage to serve the loan needs of larger clients as their legal lending limits are proportionally greater than ours.
In addition to competing with other banks and mortgage companies, we compete with other financial institutions engaged in the business of making loans or accepting deposits, such as savings and loan associations, credit unions, industrial loan associations, insurance companies, small loan companies, finance companies, real estate investment trusts, certain governmental agencies, credit card organizations and other enterprises. In addition, competition for money market accounts from securities brokers has also intensified. Additional competition for deposits comes from government and private issues of debt obligations and other investment alternatives for depositors, such as money market funds. We take an aggressive competitive posture and intend to continue vigorously competing for market share within our service areas by offering competitive rates and terms on both loans and deposits.
Human Capital Resources
At December 31, 2023, we employed 496 full-time equivalent team members. We have acquired six whole banks and eight branches of another bank over the last seven years resulting in an overall increase of approximately 269 full-time employees. The average tenure of our full-time employees, including time employed by the banks we acquired is 8.92 years, while the average tenure of our executive management team is approximately 20.71 years. We have 3 employees that have been with the Company more than 40 years; 78 employees that have been with the Company more than 20 years and 280 employees that have been with the Company more than 5 years.
Summit’s service commitment to customers is a fundamental value of our company, and is embodied in our ‘Service Beyond Expectations’ culture. We recognize the critical role our employees play in implementing our ‘Service Beyond Expectations’ core strategy. The dedication of our employees resulted in Summit Community’s recognition as the number-one “Best-In-State-Bank” in West Virginia by Forbes in 2018, 2022 and 2023.This award was based on a survey of more than 25,000 customers in the United States for their opinions on their current and former banking relationships.
While our employees are focused on providing ‘Service Beyond Expectations’ to our customers and to the community, Summit’s Board of Directors and management team are focused on providing a workplace where employees feel valued and respected, are supported professionally and personally through on the job training, development programs and health and wellness programs, and are recognized and rewarded based on their individual results and performance and the performance of the Company.
Summit values diversity in our employees, customers, suppliers, marketplace, and community. We believe employing a diverse workforce that is reflective of our customers and the communities that we serve helps us to better identify and deliver ‘Service Beyond Expectations’ to meet our customers’ and communities’ particular financial needs. We are committed to attracting, retaining and promoting our employees regardless of sex, sexual orientation, gender identity, race, color, national origin, age, relation and physical ability. We identify and hire the best candidates for all open positions based on qualifying factors for the position and free from discrimination.
Management reviews and monitors our workforce data provided to the U.S. Equal Employment Opportunity Commission to ensure that we are recruiting, promoting and retaining diverse employees. We dedicate resources to promote a safe and inclusive workplace. Our employees participate in various training courses including a course on sexual harassment and a course on accepting each other’s differences. We believe employing a diverse workforce that is reflective of our customers and the communities that we serve helps us to better identify and deliver ‘Service Beyond Expectations’ to meet our customers’ and communities’ particular financial needs. Consistent with these efforts, 78% of our workforce is gender/racial diverse.
Summit is committed to employee development and retention. We provide professional development opportunities, on the job training and mentoring to all of our employees. We encourage our employees to pursue educational opportunities that will help improve their job skills and performance. Our employees attend training, development and compliance courses offered by the West Virginia Bankers Association, the Community Bankers of West Virginia and the Virginia Bankers Association, and financial and credit risk management courses offered by The Risk Management Association. We also support employees who desire to continue their education in areas that are directly related to their jobs. We reimburse fees for continuing education courses and for certain certifications. We also provide up to $1,000 per employee in educational assistance annually for those employees who wish to continue their education.
Our compensation and benefits package is designed to attract, motivate and retain employees. In addition to competitive base salaries, the Company provides a variety of short-term, long-term and commission-based incentive compensation programs to reward performance relative to key financial performance of the Company and customer experience metrics. The Company’s long-term compensation program is directly linked to the long-term performance of the Company, its common stock and Summit Community. Summit offers comprehensive health and benefit options to its employees consisting of health, dental, vision, life insurance, disability insurance, paid vacation, paid illness, and holidays. Summit also maintains an Employee Stock Ownership Plan (ESOP) which covers substantially all employees. Under the provisions of the ESOP, employee participants in the ESOP are not permitted to contribute to the ESOP, rather the cost of the ESOP is borne by the Company through annual contributions in amounts determined by the Company’s Board of Directors. Discretionary contributions were made by the Company for 2023 of 5%. As of December 31, 2023, the ESOP owned 3.82% of the Company’s common stock. In addition, the Company has a defined contribution plan with 401(k) provisions covering substantially all employees. Under the provisions of the plan, the Company matches 100% of the participant’s salary reduction contributions, up to 4% of such participant’s compensation. The Company may also make optional contributions at the discretion of the Company’s Board of Directors.
Summit employees actively share their talents in their communities through volunteer activities in education, economic development, human and health services, and community reinvestment. Bank management and personnel serve in leadership positions on several community development organizations that provide affordable housing assistance, economic development, and community services for low- and moderate-income individuals and families.
Available Information
Our Internet website address is www.summitfgi.com and our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and amendments to such filed reports with the SEC are accessible through this website free of charge as soon as reasonably practicable after we electronically file such reports with the SEC. The information on our website is not and shall not be deemed to be, a part of this report or incorporated into any other filing with the SEC.
These reports are available at the SEC’s website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.
Item 1A.   Risk Factors
We, like other financial holding companies, are subject to a number of risks that may adversely affect our financial condition or results of operation, many of which are outside of our direct control, though efforts are made to manage those risks while optimizing returns. Among the risks assumed are: (i) credit risk, which is the risk of loss due to loan clients or other counterparties not being able to meet their financial obligations under agreed upon terms, (ii) market risk, which is the risk of loss due to changes in the market value of assets and liabilities due to changes in market interest rates, equity prices and credit spreads, (iii) liquidity risk, which is the risk of loss due to the possibility that funds may not be available to satisfy current or future commitments based on external market issues, investor and customer perception of financial strength and events unrelated to the Company such as war, terrorism, or financial institution market specific issues and (iv) operational risk, which is the risk of loss due to human error, inadequate or failed internal systems and controls, violations of, or noncompliance with, laws, rules, regulations, prescribed practices, or ethical standards and external influences such as market conditions, fraudulent activities, disasters and security risks.
In addition to the other information included or incorporated by reference into this report, readers should carefully consider that the following important factors, among others, could materially impact our business, future results of operations and future cash flows.
RISKS RELATING TO OUR BUSINESS
Changes in interest rates could negatively impact our future earnings.
Changes in interest rates could reduce income and cash flow. Our income and cash flow depend primarily on the difference between the interest earned on loans and investment securities and the interest paid on deposits and other borrowings. Interest rates are beyond our control and they fluctuate in response to general economic conditions and the policies of various governmental and regulatory agencies, in particular, the FRB. Changes in monetary policy, including changes in interest rates, will influence loan originations, purchases of investments, volumes of deposits and rates received on loans and investment securities and paid on deposits. Our results of operations may be adversely affected by increases or decreases in interest rates or by the shape of the yield curve.
We are subject to extensive government regulation and supervision.
The Company and Summit Community are subject to extensive federal and state regulation and supervision, which vests a significant amount of discretion in the various regulatory authorities. Banking regulations are primarily intended to protect depositors and customers, the Federal Deposit Insurance fund and the banking system as a whole, not security holders. These regulations and supervisory guidance affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. The Dodd-Frank Act instituted major changes to the banking and financial institutions regulatory regimes. Other changes to statutes, regulations or regulatory policies or supervisory guidance, including changes in interpretation or implementation of statutes, regulations, policies or supervisory guidance, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations, policies or supervisory guidance could result in enforcement and other legal actions by Federal or state authorities, including criminal and civil penalties, the loss of FDIC insurance, the revocation of a banking charter, other sanctions by regulatory agencies, civil money penalties and/or reputation damage.
In this regard, government authorities, including the bank regulatory agencies, are pursuing aggressive enforcement actions with respect to compliance and other legal matters involving financial activities, which heightens the risks associated with actual and perceived compliance failures. We anticipate increased regulatory scrutiny, in the course of routine examinations and otherwise, and new regulations in response to recent negative developments in the banking industry, which may increase our cost of doing business and reduce our profitability. Among other things, there may be increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, commercial real estate loan composition and concentrations, and capital as well as general oversight and control of the foregoing. We could face increased scrutiny or be viewed as higher risk by regulators and/or the investor community, which could have a material adverse effect on our business, financial condition and results of operations. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. See the section captioned “Supervision and Regulation” included in Item 1. Business on page J-1.
We may become subject to additional regulatory restrictions in the event that our regulatory capital levels decline.
Although the Bank is qualified as “well capitalized” under the regulatory framework for prompt corrective action as of December 31, 2023, there is no guarantee that we will not have a decline in our capital category in the future. In the event of such a capital category decline, we would be subject to increased regulatory restrictions that could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects.
If a bank is classified as undercapitalized, the bank is required to submit a capital restoration plan to the FDIC. Pursuant to FDICIA, an undercapitalized bank is prohibited from increasing its assets, engaging in a new line of business, acquiring any interest in any company or insured depository institution, or opening or acquiring a new branch office, except under certain circumstances, including the acceptance by the FDIC of a capital restoration plan for the bank. Furthermore, if a state non-member bank is classified as undercapitalized, the FDIC may take certain actions to correct the capital position of the bank; if a bank is classified as significantly undercapitalized or critically undercapitalized, the FDIC would be required to take one or more prompt corrective actions. These actions would include, among other things, requiring sales of new securities to bolster capital; improvements in management; limits on interest rates paid; prohibitions on transactions with affiliates; termination of certain risky activities and restrictions on compensation paid to executive officers. If a bank is classified as critically undercapitalized, FDICIA requires the bank to be placed into conservatorship or receivership within ninety (90) days, unless the Federal Reserve determines that other action would better achieve the purposes of FDICIA regarding prompt corrective action with respect to undercapitalized banks.
Under FDICIA, banks may be restricted in their ability to accept brokered deposits, depending on their capital classification. “Well capitalized” banks are permitted to accept brokered deposits, but all banks that are not well capitalized could be restricted from accepting such deposits. The FDIC may, on a case-by-case basis, permit banks that are adequately capitalized to accept brokered deposits if the FDIC determines that acceptance of such deposits would not constitute an unsafe or unsound banking practice with respect to the bank. These restrictions could materially and adversely affect our ability to access lower cost funds and thereby decrease our future earnings capacity.
Our financial flexibility could be severely constrained if we are unable to renew our wholesale funding or if adequate financing is not available in the future at acceptable rates of interest. We may not have sufficient liquidity to continue to fund new loan originations and we may need to liquidate loans or other assets unexpectedly in order to repay obligations as they mature. Our inability to obtain regulatory consent to accept or renew brokered deposits could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects and our ability to continue as a going concern. Finally, the capital classification of a bank affects the frequency of examinations of the bank, the deposit insurance premiums paid by such bank and the ability of the bank to engage in certain activities, all of which could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects. Under FDICIA, the FDIC is required to conduct a full-scope, on-site examination of every bank at least once every twelve (12) months.

Our decisions regarding credit risk could be inaccurate and our allowance for credit losses may be inadequate, which could materially and adversely affect our business, financial condition, results of operations, cash flows and/or future prospects.
Our loan portfolio subjects us to credit risk. Inherent risks in lending also include fluctuations in collateral values and economic downturns. Making loans is an essential element of our business and there is a risk that our loans will not be repaid.
We attempt to maintain an appropriate allowance for credit losses to provide for our estimate of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. As of December 31, 2023, our allowance for credit losses on loans totaled $48.1 million, which represents approximately 1.31% of our total loans. The determination of the appropriate level of allowance for credit losses inherently involves a high degree of subjectivity and requires us to make significant estimates related to current and expected future credit risks and trends, all of which may undergo material changes. Continuing deterioration in economic conditions affecting borrowers and securities issuers; new information regarding existing loans, credit commitments and securities holdings; natural disasters and risks related to climate change; and identification of additional problem loans, ratings down-grades and other factors, both within and outside of our control, may require an increase in the allowances for credit losses on loans, securities and off-balance sheet credit exposures. There is no precise method of predicting credit losses and therefore, we always face the risk that losses in future periods will exceed our allowance for credit losses and that we would need to make additional provisions to our allowance for credit losses. Our methodology for the determination of the adequacy of the allowance for credit losses is set forth in Note 7 of the accompanying consolidated financial statements.
The FDIC and the West Virginia Division of Financial Institutions review our allowance for credit and lease losses and may require us to establish additional allowances. Additions to the allowance for credit and lease losses will result in a decrease in our net earnings and capital and could hinder our ability to grow our assets.
We may elect or be compelled to seek additional capital in the future, but capital may not be available when it is needed.
We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. In addition, we may elect to raise additional capital to support our business or to finance acquisitions, if any, or we may otherwise elect to raise additional capital. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control and based on our financial performance. Accordingly, we cannot be assured of our ability to raise additional capital, if needed or on terms acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our financial condition, results of operations and prospects.
We rely on funding sources to meet our liquidity needs, such as deposits and FHLB borrowings, which are generally more sensitive to changes in interest rates and can be adversely affected by general economic conditions.
We require liquidity to meet our deposit and debt obligations as they come due. Our access to funding sources in amounts adequate to finance our activities or on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy generally.
A substantial majority of our liabilities are demand, savings, interest checking and money market deposits, which are payable on demand or upon several days’ notice, while by comparison, a substantial portion of our assets are loans, which cannot be called or sold in the same time frame. We may not be able to replace maturing deposits and advances as necessary in the future, especially if a large number of our depositors sought to withdraw their accounts, regardless of the reason. Our access to deposits may be negatively impacted by, among other factors, periods of low interest rates or higher interest rates which could promote increased competition for deposits, including from new financial technology competitors, or provide customers with alternative investment options. Additionally, negative news about us or the banking industry in general could negatively impact market and/or customer perceptions of our company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits.

Furthermore, as we and other regional banking organizations experienced in 2023, the failure of other financial institutions may cause deposit outflows as customers spread deposits among several different banks so as to maximize their amount of FDIC insurance, move deposits to banks deemed “too big to fail” or remove deposits from the banking system entirely. As of December 31, 2023, approximately 35% of our deposits were uninsured and we rely on these deposits for liquidity.
We utilize, as an additional source of funds, borrowings from the Federal Home Loan Bank of Pittsburgh, or the FHLB. As of December 31, 2023, our FHLB borrowings maturing within one year totaled $302.8 million. If we were unable to borrow from the FHLB in the future, we may be required to seek higher cost funding sources, which could materially and adversely affect our net interest income.
One aspect of our liquidity management process is establishing contingent liquidity funding plans under various scenarios in order to prepare for unexpected liquidity shortages or events. Page J-32 of Management’s Discussion and Analysis of Financial Condition and Results of Operations shows three “stressed” liquidity circumstances and our related contingency plans with respect to each.
We pursue a strategy of supplementing internal growth by acquiring other financial companies or their assets and liabilities that we believe will help us fulfill our strategic objectives and enhance our earnings. There are risks associated with this strategy.
As part of our general growth strategy, we have partially expanded our business through acquisitions. We completed the acquisition of PSB Holding Corp. (“PSB”) on April 1, 2023. We also acquired four branches in the eastern panhandle of West Virginia from MVB Bank, Inc. on April 24, 2020 and four branches and two drive-up banking locations of MVB Bank, Inc., in southern West Virginia on July 12, 2021. On August 24, 2023, we entered into an agreement with Burke & Herbert Financial Services Corp. (“Burke & Herbert”) under which Summit will merge with and into Burke & Herbert in an all-stock merger of equals transaction that we expect to close in second quarter of 2024. Although our business strategy emphasizes organic expansion, we continue, from time to time in the ordinary course of business, to engage in preliminary discussions with potential acquisition targets. There can be no assurance that, in the future, we will successfully identify suitable acquisition candidates, complete acquisitions and successfully integrate acquired operations into our existing operations or expand into new markets. The consummation of any future acquisitions may dilute shareholder value or may have an adverse effect upon our operating results while the operations of the acquired business are being integrated into our operations. In addition, once integrated, acquired operations may not achieve levels of profitability comparable to those achieved by our existing operations, or otherwise perform as expected. Further, transaction-related expenses may adversely affect our earnings. These adverse effects on our earnings and results of operations may have a negative impact on the value of our common stock. Acquiring banks, bank branches or other businesses involves risks commonly associated with acquisitions, including:
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We may be exposed to potential asset quality issues or unknown or contingent liabilities of the banks, businesses, assets, and liabilities we acquire. If these issues or liabilities exceed our estimates, our results of operations and financial condition may be materially negatively affected;

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Prices at which acquisitions can be made fluctuate with market conditions. We have experienced times during which acquisitions could not be made in specific markets at prices we considered acceptable and expect that we will experience this condition in the future;

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The acquisition of other entities generally requires integration of systems, procedures and personnel of the acquired entity into our company to make the transaction economically successful. This integration process is complicated and time consuming and can also be disruptive to the customers of the acquired business. If the integration process is not conducted successfully and with minimal effect on the acquired business and its customers, we may not realize the anticipated economic benefits of particular acquisitions within the expected time frame, and we may lose customers or employees of the acquired business. We may also experience greater than anticipated customer losses even if the integration process is successful.

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To the extent our costs of an acquisition exceed the fair value of the net assets acquired, the acquisition will generate goodwill. As discussed below, we are required to assess our goodwill for impairment at least annually, and any goodwill impairment charge could have a material adverse effect on our results of operations and financial condition; and
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To finance an acquisition, we may borrow funds, thereby increasing our leverage and diminishing our liquidity, or issue additional shares, which could dilute the interests of our existing shareholders.

Combining Burke & Herbert and Summit may be more difficult, costly or time-consuming than expected, and Burke & Herbert and Summit may fail to realize the anticipated benefits of the merger.
The merger with Burke & Herbert is a merger transaction combining two financial institutions of relatively similar asset size. The success of the merger will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of Burke & Herbert and Summit. To realize the anticipated benefits and cost savings from the merger, Burke & Herbert and Summit must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized, without adversely affecting current revenues and future growth. If Burke & Herbert and Summit are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected. In addition, the actual cost savings of the merger could be less than anticipated, and integration may result in additional and unforeseen expenses.
An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, levels of expenses and operating results of the continuing corporation following the completion of the merger, which may adversely affect the value of the common stock of the continuing corporation following the completion of the merger.
Burke & Herbert and Summit have operated and, until the completion of the merger, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on each of Burke & Herbert and Summit during this transition period and for an undetermined period after completion of the merger on the continuing corporation.
Furthermore, the board of directors of the continuing corporation will consist of former directors from each of Burke & Herbert and Summit. Combining the boards of directors of each company into a single board could require the reconciliation of differing priorities and philosophies.
The future results of the continuing corporation following the merger with Burke & Herbert may suffer if the continuing corporation does not effectively manage its expanded operations, including complying with any enhanced regulatory requirements.
Following the merger, the size of the business of the continuing corporation will increase beyond the current size of either Burke & Herbert’s or Summit’s business. The continuing corporation’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that the continuing corporation will be successful or that it will realize the expected operating efficiencies, revenue enhancement or other benefits currently anticipated from the merger.
The continuing corporation may also face increased scrutiny from governmental authorities as a result of the increased size of its business, including if the total assets of the continuing corporation grow to exceed $10 billion as of December 31 of any calendar year. Banks with $10 billion or more in total assets are, among other things: examined directly by the CFPB with respect to various federal consumer financial laws; subject to reduced dividends on any holdings of Federal Reserve Bank of Richmond common stock; subject to limits on interchange fees pursuant to the Durbin amendment to the Dodd-Frank Act; subject to certain enhanced prudential standards; no longer treated as a “small institution” for FDIC deposit insurance assessment purposes; and no longer eligible to elect to be subject to the “community bank leverage ratio.” Compliance with these additional ongoing requirements may necessitate additional personnel, the design and implementation of additional internal controls, and the incurrence of significant expenses which could have a significant adverse effect on Burke & Herbert’s financial condition or results of operations.
The continuing corporation may be unable to retain Burke & Herbert and/or Summit personnel successfully after the merger is completed.
The success of the merger will depend in part on the continuing corporation’s ability to retain the talents and dedication of key employees currently employed by Burke & Herbert and Summit. It is possible that these employees may decide not to remain with Burke & Herbert or Summit, as applicable, while the merger is pending or with the continuing corporation after the merger is consummated. If Burke & Herbert and Summit are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, Burke & Herbert and Summit could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the merger, if key employees terminate their employment, the continuing corporation’s business activities may be adversely affected, and management’s attention may be diverted to successfully hiring suitable replacements, all of which may cause the continuing corporation’s business to suffer. Burke & Herbert and Summit also may not be able to locate or retain suitable replacements for any key employees who leave either company.
Failure to complete the merger could negatively impact Summit.
If the merger is not completed for any reason, there may be various adverse consequences and Summit may experience negative reactions from the financial markets and from their respective customers and employees. For example, Summit’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Summit common stock could decline to the extent that current market prices reflect a market assumption that the merger will be beneficial and will be completed. Summit also could be subject to litigation related to any failure to complete the merger or to proceedings commenced against Summit to perform their respective obligations under the merger agreement. If the merger agreement is terminated under certain circumstances by Summit, Summit may be required to pay a termination fee of $14.86 million to Burke & Herbert.
Acquisitions may be delayed, impeded, or prohibited due to regulatory issues.
Acquisitions by financial institutions, including us, are subject to approval by a variety of federal and state regulatory agencies (collectively, “regulatory approvals”). The process for obtaining these required regulatory approvals has become substantially more difficult since the global financial crisis, and our ability to engage in certain merger or acquisition transactions depends on the bank regulators’ views at the time as to our capital levels, quality of management, and overall condition, in addition to their assessment of a variety of other factors, including our compliance with law. Regulatory approvals could be delayed, impeded, restrictively conditioned or denied due to existing or new regulatory issues we have, or may have, with regulatory agencies, including, without limitation, issues related to Bank Secrecy Act compliance, Community Reinvestment Act issues, fair lending laws, fair housing laws, consumer protection laws, unfair, deceptive, or abusive acts or practices regulations and other laws and regulations. We may fail to pursue, evaluate or complete strategic and competitively significant acquisition opportunities as a result of our inability, or perceived or anticipated inability, to obtain regulatory approvals in a timely manner, under reasonable conditions or at all. Difficulties associated with potential acquisitions that may result from these factors could have a material adverse effect on our business, financial condition and results of operations.
We are subject to environmental liability risk associated with lending activities.
A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on those properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.
Certain of our credit exposures are concentrated in industries that may be more susceptible to the long-term risks of climate change, natural disasters or global pandemics. To the extent that these risks may have a negative impact on the financial condition of borrowers, it could also have a material adverse effect on our business, financial condition and results of operations.
The repeal of Federal prohibitions on payment of interest on demand deposits could increase our interest expense as interest rates rise.
All federal prohibitions on the ability of financial institutions to pay interest on demand deposit accounts were repealed as part of the Dodd-Frank Act. We do not yet know what interest rates other institutions may offer as market interest rates begin to increase. Our interest expense will increase and our net interest margin will decrease if we begin offering interest on demand deposits to attract additional customers or maintain current customers, which could have a material adverse effect on our business, financial condition and results of operations.
Our business may be adversely affected by increasing prevalence of fraud and other financial crimes.
As a financial institution, we are subject to risk of loss due to fraud and other financial crimes. Nationally, reported incidents of fraud and other financial crimes have increased. We believe we have controls in place to detect and prevent such losses but in some cases multi-party collusion or other sophisticated methods of hiding fraud, may not be readily detected or detectable, and could result in losses that affect our financial condition and results of our operations.
Financial crime is not limited to the financial services industry. Our customers could experience fraud in their businesses, which could materially impact their ability to repay their loans, and deposit customers in all financial institutions are constantly and unwittingly solicited by others in fraud schemes that vary from easily detectable and obvious attempts to high-level and very complex international schemes that could drain an account of a significant amount and require detailed financial forensics to unravel. While we have controls in place, contractual agreements with our customers partitioning liability, and insurance to help mitigate the risk, none of these are guarantees that we will not experience a loss, potentially a loss that could have a material adverse effect on our financial condition, reputation and results of our operations.
Our information systems may experience failure, interruption or breach in security.
In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and to store sensitive data. Any failure, interruption or breach in security of these systems could result in significant disruption to our operations. Information security breaches and cybersecurity-related incidents may include, but are not limited to, attempts to access information, including customer and company information, malicious code, computer viruses and denial of service attacks that could result in unauthorized access, misuse, loss or destruction of data (including confidential customer information), account takeovers, unavailability of service or other events. These types of threats may derive from human error, fraud or malice on the part of external or internal parties, or may result from accidental technological failure. Further, to access our products and services our customers may use computers and mobile devices that are beyond our security control systems. Our technologies, systems, networks and software and those of other financial institutions have been and are likely to continue to be, the target of cybersecurity threats and attacks, which may range from uncoordinated individual attempts to sophisticated and targeted measures directed at us. The risk of a security breach or disruption, particularly through cyber attack or cyber intrusion, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased.
Our business requires the collection and retention of large volumes of customer data, including personally identifiable information in various information systems that we maintain and in those maintained by third parties with whom we contract to provide data services. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. The integrity and protection of that customer and company data is important to us. Our collection of such customer and company data is subject to extensive regulation and oversight.
Our customers and employees have been and will continue to be, targeted by parties using fraudulent e-mails and other communications in attempts to misappropriate passwords, bank account information or other personal information or to introduce viruses or other malware through “Trojan horse” programs to our information systems and/or our customers’ computers. Though we endeavor to mitigate these threats through product improvements, use of encryption and authentication technology and customer and employee education, such cyber attacks against us or our merchants and our third party service providers remain a serious issue. The pervasiveness of cybersecurity incidents in general and the risks of cyber crime are complex and continue to evolve. More generally, publicized information concerning security and cyber-related problems could inhibit the use or growth of electronic or web-based applications or solutions as a means of conducting commercial transactions.
Although we make significant efforts to maintain the security and integrity of our information systems and have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because attempted security breaches, particularly cyber attacks and intrusions, or disruptions will occur in the future and because the techniques used in such attempts are constantly evolving and generally are not recognized until launched against a target and in some cases are designed not to be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures and thus it is virtually impossible for us to entirely mitigate this risk. While we maintain specific “cyber” insurance coverage, which would apply in the event of various breach scenarios, the amount of coverage may not be adequate in any particular case. Furthermore, because cyber threat scenarios are inherently difficult to predict and can take many forms, some breaches may not be covered under our cyber insurance coverage. A security breach or other significant disruption of our information systems or those related to our customers, merchants and our third party vendors, including as a result of cyber attacks, could (i) disrupt the proper functioning of our networks and systems and therefore our operations and/or those of certain of our customers; (ii) result in the unauthorized access to and destruction, loss, theft, misappropriation or release of confidential, sensitive or otherwise valuable information of ours or our customers; (iii) result in a violation of applicable privacy, data breach and other laws, subjecting us to additional regulatory scrutiny and expose the us to civil litigation, governmental fines and possible financial liability; (iv) require significant management attention and resources to remedy the damages that result; or (v) harm our reputation or cause a decrease in the number of customers that choose to do business with us. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
We are dependent upon third parties for certain information system, data management and processing services and to provide key components of our business infrastructure.
We outsource certain information system and data management and processing functions to third party providers. These third party service providers are sources of operational and informational security risk to us, including risks associated with operational errors, information system interruptions or breaches and unauthorized disclosures of sensitive or confidential client or customer information. If third party service providers encounter any of these issues, or if we have difficulty communicating with them, we could be exposed to disruption of operations, loss of service or connectivity to customers, reputational damage and litigation risk that could have a material adverse effect on our results of operations or our business.
Third party vendors provide key components of our business infrastructure such as internet connections, network access and core application processing. While we have selected these third party vendors carefully, we do not control their actions.
These services must be available on a continuous and timely basis and be in compliance with any regulatory requirements. Failure to do so could substantially harm our business.

We often purchase services from vendors under agreements that typically can be terminated on a periodic basis. There can be no assurance, however, that vendors will be able to meet their obligations under these agreements or that we will be able to compel them to do so. Risks of relying on vendors include the following:
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If an existing agreement expires or a certain service is discontinued by a vendor, then we may not be able to continue to offer our customers the same breadth of products and our operating results would likely suffer unless we are able to find an alternate supply of a similar service.

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Agreements we may negotiate in the future may commit us to certain minimum spending obligations. It is possible that we will not be able to create the market demand to meet such obligations.

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If market demand for our products increases suddenly, our current vendors might not be able to fulfill our commercial needs, which would require us to seek new arrangements or new sources of supply and may result in substantial delays in meeting market demand.

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We may not be able to control or adequately monitor the quality of services we receive from our vendors. Poor quality services could damage our reputation with our customers.

Potential problems with vendors such as those discussed above could have a significant adverse effect on our business, lead to higher costs and damage our reputation with our customers and, in turn, have a material adverse effect on our financial condition and results of operations.
Our business is dependent on technology and our inability to invest in technological improvements may adversely affect our results of operations, financial condition and cash flows.
The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success depends in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as create additional efficiencies in its operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers, which may negatively affect our results of operations, financial condition and cash flows.
RISKS RELATING TO THE ECONOMIC ENVIRONMENT
Our business may be adversely affected by conditions in financial markets and economic conditions generally.
Our business is concentrated in West Virginia, the Northern, Shenandoah Valley and Southwestern regions of Virginia, the central region of Kentucky and the Eastern Shore of Maryland and Delaware. As a result, our financial condition, results of operations and cash flows are subject to changes if there are changes in the economic conditions in these areas. A prolonged period of economic recession or other adverse economic conditions in these areas could have a negative impact on Summit. A significant decline in general economic conditions nationally, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic occurrences, pandemic disease, unemployment, changes in securities markets, declines in the housing market, climate change, a tightening credit environment or other factors could impact these local economic conditions and, in turn, have a material adverse effect on our financial condition and results of operations.
External economic factors, such as changes in monetary policy and inflation and deflation, may have an adverse effect on our business, financial condition and results of operations.
Our financial condition and results of operations are affected by credit policies of monetary authorities, particularly the FRB. Actions by monetary and fiscal authorities, including the FRB, could lead to inflation, deflation, or other economic phenomena that could adversely affect our financial performance. Beginning in 2021 and throughout 2022, inflation rose sharply to levels not seen for over 40 years; however during 2023 inflationary pressures eased significantly and are expected to continue to moderate throughout 2024. Small to medium-sized businesses may be impacted more during periods of high inflation as they are not able to leverage economics of scale to mitigate cost pressures compared to larger businesses. Consequently, the ability of our business clients to repay their loans may deteriorate, and in some cases this deterioration may occur quickly, which would adversely impact our results of operations and financial condition. Furthermore, a prolonged period of inflation could cause wages and other costs to the Company to increase, which could adversely affect our results of operations and financial condition. Virtually all of our assets and liabilities are monetary in nature. As a result, interest rates tend to have a more significant impact on our performance than general levels of inflation or deflation. Interest rates do not necessarily move in the same direction or by the same magnitude as the prices of goods and services.
The soundness of other financial institutions could adversely affect us.
Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties and routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, or other institutional firms. Defaults by financial services institutions and even rumors or questions about a financial institution or the financial services industry in general, have led to market wide liquidity problems and could lead to losses or defaults by us or other institutions. Any such losses could adversely affect our financial condition or results of operations.
The value of certain investment securities is volatile and future declines or other-than-temporary impairments could have a materially adverse effect on future earnings and regulatory capital.
Volatility in the fair value of certain investment securities, whether caused by changes in market conditions, interest rates, credit risk of the issuer, the expected yield of the security, or actual defaults in the portfolio could result in significant fluctuations in the value of the securities as well as any regulatory rulemaking which could exclude or limit the holdings of certain investment securities. This could have a material adverse impact on our accumulated other comprehensive income and shareholders’ equity depending on the direction of the fluctuations. Furthermore, future downgrades, defaults or prepayments, including the liquidation of the underlying collateral in certain securities, could result in future classifications as other-than-temporarily impaired. This could have a material impact on our future earnings, although the impact on shareholders’ equity will be offset by any amount already included in other comprehensive income for securities that were temporarily impaired.
RISKS RELATING TO AN INVESTMENT IN OUR SECURITIES
Our ability to pay dividends is limited.
We are a separate and distinct legal entity from our subsidiaries. We receive substantially all of our revenue from dividends from our subsidiary bank, Summit Community. These dividends are the principal source of funds to pay dividends on our common stock and interest and principal on our debt. Various federal and/or state laws and regulations limit the amount of dividends that Summit Community may pay to Summit. Also, Summit’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors. In the event Summit Community is unable to pay dividends to us, we may not be able to service debt, pay obligations or pay dividends on our common stock. The inability to receive dividends from Summit Community could have a material adverse effect on our business, financial condition and results of operations.
Our stock price can be volatile.
Stock price volatility may make it more difficult for our shareholders to resell their common stock when they want and at prices they find attractive. Our stock price can fluctuate significantly in response to a variety of factors, including, but not limited to, general market fluctuations, industry factors and general economic and political conditions and events, interest rate changes, credit loss trends, or changes in government regulations.
The trading volume in our common stock is less than that of larger financial services companies.
Although our common stock is listed for trading on the NASDAQ, the trading volume in our common stock is less than that of larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause our stock price to fluctuate.
Our executive officers and directors own shares of our common stock, allowing management to have an impact on our corporate affairs.
As of March 1, 2024, our executive officers and directors beneficially own 11.33% (computed in accordance with Exchange Act Rule 13d-3) of the outstanding shares of our common stock. Accordingly, these executive officers and directors will be able to impact the outcome of all matters required to be submitted to our shareholders for approval, including decisions relating to the election of directors, the determination of our day-to-day corporate and management policies and other significant corporate transactions.
There may be future sales of additional common stock or preferred stock or other dilution of our equity, which may adversely affect the market price of our common stock.
Our board of directors is authorized to cause us to issue additional classes or series of preferred shares without any action on the part of the shareholders. The board of directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred shares that may be issued, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution or winding-up of our business and other terms. If we issue preferred shares in the future that have a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if we issue preferred shares with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of the common stock could be adversely affected.
The market price of our common stock could decline as a result of sales of a large number of shares of common stock or preferred stock or similar securities in the market or the perception that such sales could occur.
Holders of our junior subordinated debentures have rights that are senior to those of our shareholders.
We have three statutory business trusts that were formed for the purpose of issuing mandatorily redeemable securities (the “capital securities”) for which we are obligated to third-party investors and investing the proceeds from the sale of the capital securities in our junior subordinated debentures (the “debentures”). The debentures held by the trusts are their sole assets. Our subordinated debentures of these unconsolidated statutory trusts totaled approximately $19.6 million at December 31, 2023 and 2022.
Distributions on the capital securities issued by the trusts are payable quarterly, at the variable interest rates specified in those certain securities. The capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures.
Payments of the principal and interest on the trust preferred securities of the statutory trusts are conditionally guaranteed by us. The junior subordinated debentures are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on the junior subordinated debentures (and the related trust preferred securities) for up to five (5) years, during which time no dividends may be paid on our common stock.
The capital securities held by our three trust subsidiaries qualify as Tier 1 capital under FRB guidelines. In accordance with these guidelines, trust preferred securities generally are limited to twenty-five percent (25%) of Tier 1 capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit can be included in Tier 2 capital.
On September 22, 2020, we issued and sold $30 million in the aggregate principal amount of subordinated notes (the “subordinated notes”) in a private placement. The subordinated notes mature on September 30, 2030 and bear interest at a fixed rate of 5.00% per year, from and including September 22, 2020 to, but excluding, September 30, 2025, payable quarterly in arrears. From and including September 30, 2025 to, but excluding, the maturity date or earlier redemption date, the interest rate will reset quarterly at a variable rate equal to the then current three-month term SOFR, as published by the Federal Reserve Bank of New York, plus 487 basis points, payable quarterly in arrears. As provided in the subordinated notes, the interest rate on the Notes during the applicable floating rate period may be determined based on a rate other than three-month term SOFR.
Prior to the fifth anniversary of the original date of issue, we may redeem the subordinated notes, in whole but not in part, only under certain limited circumstances set forth in the subordinated notes. On or after the fifth anniversary of the original date of issue, we may redeem the subordinated notes, in whole or in part, at our option, on any interest payment date.
Principal and interest on the subordinated notes are subject to acceleration only in limited circumstances in the case of certain bankruptcy and insolvency-related events with respect to Summit Financial Group. The subordinated notes are unsecured, subordinated obligations of Summit Financial Group, are not obligations of, and are not guaranteed by, any subsidiary of Summit Financial Group, and rank junior in right of payment to the Company’s current and future senior indebtedness. The Notes are intended to qualify as Tier 2 capital of the Company for regulatory capital purposes.
On November 16, 2021, we issued and sold $75 million in the aggregate principal amount of subordinated notes (the “subordinated notes”) in a private placement. The subordinated notes mature on December 1, 2031 and bear interest at a fixed rate of 3.25% per year, from and including November 16, 2021 to, but excluding, December 1, 2026, payable quarterly in arrears. From and including December 1, 2026 to, but excluding, the maturity date or earlier redemption date, the subordinated notes will bear interest at an annual floating rate, reset quarterly, equal to the benchmark rate (which is expected to be the then-current Three-Month Term SOFR), plus 230 basis points, or such other rate as determined pursuant to the indenture, payable quarterly in arrears on March 1, June 1, September 1, and December 1 of each year through December 1, 2031 or earlier redemption date.
Prior to the fifth anniversary of the original date of issue, we may redeem the subordinated notes, in whole but not in part, only under certain limited circumstances set forth in the subordinated notes. On or after the fifth anniversary of the original date of issue, we may redeem the subordinated notes, in whole or in part, at our option, on any interest payment date.
Principal and interest on the subordinated notes are subject to acceleration only in limited circumstances in the case of certain bankruptcy and insolvency-related events with respect to Summit Financial Group. The subordinated notes are unsecured, subordinated obligations of Summit Financial Group, are not obligations of, and are not guaranteed by, any subsidiary of Summit Financial Group, and rank junior in right of payment to the Company’s current and future senior indebtedness. The Notes are intended to qualify as Tier 2 capital of the Company for regulatory capital purposes.
The debentures and subordinated notes are senior to our shares of capital stock. As a result, we must make payments on the debentures and the subordinated notes before any dividends can be paid on our stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the debentures and the subordinated notes must be satisfied before any distributions can be made on our stock. We have the right to defer distributions on the debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our stock.
In 2023, our total interest payments on the debentures approximated $1.5 million and the total interest paid on the subordinated notes was $3.9 million. Based on current rates, our quarterly interest payment obligation on the debentures is approximately $391,000 and on the 2020 subordinated notes is approximately $375,000 and the semi-annual interest payment obligation on the 2021 subordinated notes is approximately $1.2 million.
Provisions of our amended and restated articles of incorporation could delay or prevent a takeover of us by a third party.
Our amended and restated articles of incorporation could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or could otherwise adversely affect the price of our common stock. For example, our amended and restated articles of incorporation contain advance notice requirements for nominations for election to our Board of Directors. We also have a staggered board of directors, which means that only one-third (1/3) of our Board of Directors can be replaced by shareholders at any annual meeting.
GENERAL RISKS
The value of our goodwill and other intangible assets may decline.
Goodwill and other intangible assets are subject to a decline, perhaps even significantly, for several reasons including if there is a significant decline in our expected future cash flows, change in the business environment, or a material and sustained decline in the market value of our stock, which may require us to take future charges related to the impairment of that goodwill and other intangible assets, which could have a material adverse effect on our financial condition and results of our operations.
We operate in a very competitive industry and market.
We face aggressive competition not only from banks, but also from other financial services companies, including finance companies and credit unions and, to a limited degree, from other providers of financial services, such as money market mutual funds, brokerage firms and consumer finance companies. A number of competitors in our market areas are larger than we are and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems and offer a wider array of banking services. Many of our non-bank competitors are not subject to the same extensive regulations that govern us. As a result, these non-bank competitors have advantages over us in providing certain services. Our profitability depends upon our ability to attract loans and deposits. There is a risk that aggressive competition could result in our controlling a smaller share of our markets. A decline in market share could adversely affect our results of operations and financial condition.
We rely heavily on our management team and the unexpected loss of key officers could adversely affect our business, financial condition, results of operations, cash flows and/or future prospects.
Our success has been and will continue to be greatly influenced by our ability to retain the services of existing senior management and, as we expand, to attract and retain qualified additional senior and middle management. Our senior executive officers have been instrumental in the development and management of our business. The loss of the services of any of our senior executive officers could have an adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects.
The negative economic effects caused by inflation, terrorist attacks, including cyber attacks, potential attacks and other destabilizing events, would likely contribute to the deterioration of the quality of our loan portfolio and could reduce our customer base, level of deposits and demand for our financial products, such as loans.
High inflation, natural disasters, acts of terrorism, including cyber attacks, an escalation of hostilities or other international or domestic occurrences, including the current wars in Ukraine and Israel, as well as other factors could have a negative impact on the economy of the Mid-Atlantic regions in which we operate. An additional economic downturn in our markets would likely contribute to the deterioration of the quality of our loan portfolio by impacting the ability of our customers to repay loans, the value of the collateral securing loans and may reduce the level of deposits in our bank and the stability of our deposit funding sources. An additional economic downturn could also have a significant impact on the demand for our products and services. The cumulative effect of these matters on our results of operations and financial condition could be adverse and material.
Changes in accounting standards could impact reported earnings.
The accounting standard setting bodies, including the Financial Accounting Standards Board and other regulatory bodies, periodically change the financial accounting and reporting standards affecting the preparation of financial statements. These changes are not within our control and could materially impact our financial statements.

Our potential inability to integrate companies we may acquire in the future could have a negative effect on our expenses and results of operations.
On occasion, we may engage in a strategic acquisition when we believe there is an opportunity to strengthen and expand our business. To fully benefit from such acquisition, however, we must integrate the administrative, financial, sales, lending, collections and marketing functions of the acquired company. If we are unable to successfully integrate an acquired company, we may not realize the benefits of the acquisition and our financial results may be negatively affected. A completed acquisition may adversely affect our financial condition and results of operations, including our capital requirements and the accounting treatment of the acquisition. Completed acquisitions may also lead to significant unexpected liabilities after the consummation of these acquisitions.
Climate change and related legislative and regulatory initiatives may materially affect our business and results of operations.
The effects of climate change continue to create an alarming level of concern for the state of the global environment. As a result, the global business community has increased its political and social awareness surrounding the issue, and the United States has entered into international agreements in an attempt to reduce global temperatures, such as reentering the Paris Agreement. Further, the U.S. Congress, state legislatures and federal and state regulatory agencies continue to propose numerous initiatives to supplement the global effort to combat climate change. Similar and even more expansive initiatives are expected under the current administration, including potentially increasing supervisory expectations with respect to banks’ risk management practices, accounting for the effects of climate change in stress testing scenarios and systemic risk assessments, revising expectations for credit portfolio concentrations based on climate-related factors and encouraging investment by banks in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change. The lack of empirical data surrounding the credit and other financial risks posed by climate change render it impossible to predict how specifically climate change may impact our financial condition and results of operations; however, the physical effects of climate change may also directly impact us. Specifically, unpredictable and more frequent weather disasters may adversely impact the value of real property securing the loans in our portfolios. Additionally, if insurance obtained by our borrowers is insufficient to cover any losses sustained to the collateral, or if insurance coverage is otherwise unavailable to our borrowers, the collateral securing our loans may be negatively impacted by climate change, which could impact our financial condition and results of operations. Further, the effects of climate change may negatively impact regional and local economic activity, which could lead to an adverse effect on our customers and impact the communities in which we operate.
Climate change also exposes us to transition risks associated with the transition to a less carbon-dependent economy. Transition risks may result from changes in policies; laws and regulations; technologies; and/or market preferences to address climate change. Such changes could materially, negatively impact our business, results of operations, financial condition and/or our reputation, in addition to having a similar impact on our customers. Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs.
Item 1B.   Unresolved Staff Comments
Not applicable.
Item 1C.   Cybersecurity
Risk Management and Strategy
We maintain an Information Systems Security Program to safeguard all Summit and Summit Community’s information assets against unauthorized use, disclosure, modification, damage, or loss. This is achieved through a collaborative effort involving Operations, Technology, Compliance, Risk, and Senior Management. The Program is designed to:
•
Uphold the security and confidentiality of customer and bank records as mandated by law.

•
Proactively guard against potential threats or hazards to the integrity of these records.

•
Prevent unauthorized access or use of records or information that could significantly harm our Company, Customers, and Employees.

•
Develop and maintain guidelines for Information Technology compliance with external and regulatory demands.

•
Implement and regularly test effective Business Continuity and Disaster Recovery strategies.

The Company’s Chief Operating Officer (COO) is designated as the program coordinator responsible for coordinating and overseeing the program.
Risk and Compliance Protocols
Annually, our Compliance Department conducts risk assessments to determine the effectiveness of controls outlined in the Information Systems Security Program. This is in alignment with the requirements of the Gramm-Leach Bliley Act (“GLBA”) and the Federal Financial Institutions Examination Council (“FFIEC”) guidance on securing customer information. Key focus areas include:
•
Evaluating technology systems used for the collection, processing, and storage of information.

•
Assessing both internal and external cybersecurity threats and vulnerabilities.

•
Ensuring that penetration and controls testing are conducted regularly.

•
Gauging the potential impact of compromised information or systems.

•
Assessing the effectiveness of governance structures in managing information security risks.

Monthly internal and external penetration testing is conducted and reviewed either by independent third parties or qualified employees not involved in developing or maintaining the security program. An audit is performed annually by qualified internal auditors or contracted independent parties and is overseen by the Company’s Audit & Compliance Committee of the Board of Directors (“Audit Committee”). Management promptly reviews test results to initiate necessary remediation, which are then reviewed by the Audit Committee, third-party auditors, and examiners.
In addition to assessing our own cybersecurity preparedness, we also identify, evaluate and manage cybersecurity risks associated with use of third-party vendors and service providers.
Cybersecurity Incident Response
The Company has established a Cybersecurity Incident Response Testing Plan (“CSIRTP”), integrated into the Business Continuity Plan. This plan outlines a systematic approach to managing information security incidents, supplemented by specific playbooks for various attack types. The CSIRTP requires approval by the Information Technology Steering Committee and is governed by the Business Continuity Plan that is approved annually by the Board of Directors. We are not aware of any cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company’s business strategy, results of operations or financial condition.
Governance and Oversight
The Information Systems Security Program, reviewed and updated annually by the Board of Directors, is our benchmark for protecting the Company’s confidential information. The COO, with over 30 years of experience in operations and information security, reports security incidents and updates to the Board as needed.
The Board and Senior Management are tasked with comprehensively understanding the Company’s risk environment. Incident management and response teams are in place to execute response protocols and strategies, mitigating business risk and supporting recovery initiatives. This team adapts based on the nature of incidents, ensuring a flexible and effective response.

The CSIRTP framework ensures timely reporting of cybersecurity incidents to the Executive Management Team. Incident severity is judged based on potential impacts, including damage, compromise, loss, and the likelihood of further exploitation. The Chief Risk Officer is informed of all incidents that are determined to be significant. The Chief Executive Officer and the Board of Directors are notified of these incidents as necessary.
For further information on risks to the Company from cybersecurity threats, see “Our information systems may experience failure, interruption or breach in security” under Item 1A. Risk Factors.
Item 2.   Properties
Our principal executive office is located at 300 North Main Street, Moorefield, West Virginia, in a building owned by Summit Community. Summit Community’s operations center is located at 1929 State Route 55, Moorefield, West Virginia in a building that it owns.
Summit Community’s main office and branch locations occupy offices which are either owned or operated under lease arrangements. At December 31, 2023, Summit Community operated 54 banking offices in five states as follows:
	Number of Offices
Office Locations by State	Owned	Leased	Total
Summit Community Bank
West Virginia	26	3	29
Virginia	10	4	14
Maryland	5	4	9
Delaware	—	1	1
Kentucky	—	1	1
We believe that the premises occupied by us and our subsidiary generally are well located and suitably equipped to serve as financial services facilities. See Notes 9 and 10 of our consolidated financial statements beginning on page J-109.
Item 3.   Legal Proceedings
Information required by this item is set forth under the caption “Legal Contingencies” in Note 17 of our consolidated financial statements beginning on page J-120.
Item 4.   Mine Safety Disclosures
Not applicable.

PART II.
Item 5.
Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock Dividend and Market Price Information:   Our stock trades on the NASDAQ Global Select Market under the symbol “SMMF.”
As of March 1, 2024, there were approximately 1,345 shareholders of record of Summit’s common stock.
Purchases of Summit Equity Securities:   We sponsor a qualified Employee Stock Ownership Plan (“ESOP”), which enables eligible employees to acquire shares of our common stock. The cost of the ESOP is borne by us through annual contributions to an Employee Stock Ownership Trust in amounts determined by the Board of Directors. The Employee Stock Ownership Trust makes regular purchases of our common stock as excess funds within the plan are available.
In February 2020, the Board of Directors authorized the open market repurchase of up to 750,000 shares of the issued and outstanding shares of Summit’s common stock (“February 2020 Repurchase Plan”). The timing and quantity of purchases under this stock repurchase plan are at the discretion of management. The plan may be discontinued, suspended, or restarted at any time at the Company’s discretion.
The following table sets forth certain information regarding Summit’s purchase of its common stock under the Repurchase Plan for the quarter ended December 31, 2023.
Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
October 1, 2023 – October 31, 2023	—	$—	—	426,423
November 1, 2023 – November 30, 2023	—	—	—	426,423
December 1, 2023 – December 31, 2023	—	—	—	426,423
Performance Graph:   Set forth below is a line graph comparing the cumulative total return of Summit’s common stock assuming reinvestment of dividends, with that of the NASDAQ Composite Index (“NASDAQ Composite”), and the S&P U.S. SmallCap Banks Index (previously known as the SNL Small Cap U.S. Bank Index) for the five year period ending December 31, 2023.
The cumulative total shareholder return assumes a $100 investment on December 31, 2018 in the common stock of Summit and each index and the cumulative return is measured as of each subsequent fiscal year-end. There is no assurance that Summit’s common stock performance will continue in the future with the same or similar trends as depicted in the graph.

	For the Year Ended
Index	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Summit Financial Group, Inc.	100.00	143.47	121.68	155.57	145.18	185.62
NASDAQ Composite	100.00	136.69	198.10	242.03	163.28	236.17
S&P U.S. SmallCap Banks Index	100.00	125.46	113.94	158.62	139.85	140.55
The Stock Performance Graph and related information shall not be deemed “soliciting material” or to be “filed” with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that Summit specifically incorporates it by reference into such filing.
Item 6.   Reserved
Item 7.   Management’s Discussion and Analysis of Financial Condition and Results of Operations
FORWARD LOOKING STATEMENTS
This annual report contains comments or information that constitute forward looking statements (within the meaning of the Private Securities Litigation Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. Words such as “expects”, “anticipates”, “believes”, “estimates” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could” are intended to identify such forward-looking statements. The Private Securities Litigation Act of 1995 indicates that the disclosure of forward-looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward-looking statements by us. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in those forward-looking statements.
Although we believe the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially. Factors that might cause such a difference include: current and future economic and market conditions, including the effects of declines in housing prices, high unemployment rates, U.S. fiscal debt, budget and tax matters, geopolitical matters, and any slowdown in global economic growth; overall levels of inflation; fiscal and monetary policies of the Federal Reserve; future provisions for credit losses on loans and debt securities; changes in nonperforming assets; changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; the successful integration of operations of our acquisitions; changes in banking laws and regulations; changes in tax laws; the impact of technological advances; the outcomes of contingencies; trends in customer behavior as well as their ability to repay loans; and changes in the national and local economies. We undertake no obligation to revise these statements following the date of this filing.
DESCRIPTION OF BUSINESS
We are a $4.63 billion community-based financial services company providing a full range of banking and other financial services to individuals and businesses through our our community bank, Summit Community Bank, Inc., which has a total of 54 banking offices located in West Virginia, Virginia, Kentucky, Maryland, and Delaware. We have a trust and wealth management division offering trust services and other non-bank financial products principally within our community bank’s market area.
OVERVIEW
Our primary source of income is net interest income from loans and deposits. Business volumes tend to be influenced by the overall economic factors including market interest rates, business spending and consumer confidence, as well as competitive conditions within the marketplace.
Key Items in2023
•
Our earnings per diluted share decreased from $4.08 in 2022 to $3.81 in 2023.

•
Our return on average equity decreased to 13.69% from 15.83% and return on average tangible common equity decreased from 21.03% to 18.34%.

•
2023net income applicable to common shares was $54.3 million ($3.81 per diluted share) compared to $52.3 million ($4.08 per diluted share) in 2022.

•
On April 1, 2023, we completed our acquisition of PSB. Accordingly, PSB’s results of operations are included in our consolidated results of operation from the date of acquisition. Upon acquisition, PSB had total assets of $568.3 million, loans amounting to $381.5 million, and deposits totaling $498.0 million.

•
In August 2023, we entered into an Agreement and Plan of Reorganization with Burke & Herbert, a $3.6 billion asset bank holding company headquartered in Alexandria, Virginia, pursuant to which Summit will merge with and into Burke & Herbert, with Burke & Herbert as the surviving entity. Immediately following the Merger, Summit Community will be merged with Burke & Herbert’s wholly-owned banking subsidiary, Burke & Herbert Bank & Trust Company, with Burke & Herbert Bank the surviving bank. The transaction is expected to close in second quarter 2024.

•
We incurred acquisition-related expenses totaling $6.4 million in 2023 as result of the PSB and Burke & Herbert transaction

•
Net interest margin increased 11 basis points in 2023, principally due to our loan growth and PSB’s favorable deposit mix.

•
Net revenues increased $30.3 million, or 20.6 percent during 2023 primarily as result of increased interest income related to loan growth and the PSB acquisition.

•
We achieved loan growth, excluding mortgage warehouse lines of credit and PPP loans, of 21.0 percent, or $620.3 million during2023.

•
Nonperforming assets remained relatively stable, representing 0.35 percent of total assets at year end 2023 compared to 0.33 percent at the prior year end.

•
Cash dividends paid on our common stock in 2023 totaled $0.84 per share compared to $0.76 paid per share in2022.

OUTLOOK
The year just concluded represents another significant milestone relative to Summit’s goal to be a consistent growth, high-performing community banking institution. While we expect the B&H merger to close in second quarter 2024, if in the unlikely event that merger would not happen to occur, we are positioned well going forward. Our solid lending activity and strong core operating performance of the past year offer significant evidence of our progress. In addition, our acquisition strategy continued to present us with significant opportunities for ongoing performance enhancement. Looking forward to 2024, while we could be challenged by a variety of potential economic uncertainties, we anticipate sustaining our recent positive trends with respect to: revenue growth, loan portfolio growth, a relatively stable net interest margin, low overhead, and stability in overall levels of problem assets.
CRITICAL ACCOUNTING POLICIES
Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the financial services industry. Application of these principles requires us to make estimates, assumptions and judgments that affect the amounts reported in our financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.
Our most significant accounting policies are presented in the notes to the accompanying consolidated financial statements. These policies, along with the other disclosures presented in the financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined
Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions and estimates underlying those amounts, we have identified the determination of the allowance for credit losses, fair value measurements and accounting for acquired loans to be the accounting areas that require the most subjective or complex judgments and as such could be most subject to revision as new information becomes available.
Allowance for Credit Losses:   The allowance for credit losses represents our estimate of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. Determining the amount of the allowance for credit losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on loans individually evaluated, estimated losses on pools of homogeneous loans based on historical loss experience and consideration of current and future economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on our consolidated balance sheet. To the extent forecasted economic conditions change considerably and/or actual outcomes differ from our estimates, additional provisions for credit losses may be required that would negatively impact earnings in future periods. Note 7 to the accompanying consolidated financial statements describes the methodology used to determine the allowance for credit losses for loans and a discussion of the factors driving changes in the amount of the allowance for credit losses for loans is included in the Asset Quality section of this financial review. Note 17 to the accompanying consolidated financial statements describes our policies and methodology used to calculate the allowance for credit losses for off-balance-sheet credit exposures.
Fair Value Measurements:   Fair value is based upon the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants, including, but not limited to, property held for sale, individually evaluated collateral dependent loans and derivatives. Based on the observability of the inputs used in the valuation techniques, we classify our financial assets and liabilities measured and disclosed at fair value in accordance with a three-level hierarchy (e.g., Level 1, Level 2 and Level 3) . Fair value determination requires that we make a number of significant judgments. In determining the fair value of financial instruments, we use market prices of the same or similar instruments whenever such prices are available. We do not use prices involving distressed sellers in determining fair value. If observable market prices are unavailable or impracticable to obtain, then fair value is estimated using modeling techniques such as discounted cash flow analyses. These modeling techniques incorporate our assessments regarding assumptions that market participants would use in pricing the asset or the liability, including assumptions about the risks inherent in a particular valuation technique and the risk of nonperformance.
Fair value is used on a recurring basis for certain assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets or liabilities for impairment or for disclosure purposes.
Accounting for Acquired Loans:   Loans acquired are initially recorded at their acquisition date fair values. The fair value of the acquired loans are based on the present value of the expected cash flows, including principal, interest and prepayments. Periodic principal and interest cash flows are adjusted for expected losses and prepayments, then discounted to determine the present value and summed to arrive at the estimated fair value. Fair value estimates involve assumptions and judgments as to credit risk, interest rate risk, prepayment risk, liquidity risk, default rates, loss severity, payment speeds, collateral values and discount rate.
Acquired loans are divided into loans with evidence of credit quality deterioration (“PCD”) and loans that do not meet this criteria (acquired performing).
A PCD asset is recorded at the purchase price plus the allowance for credit losses expected at the time of acquisition. Under this method, there is no credit loss expense affecting net income on acquisition. Changes in estimates of expected credit losses after acquisition are recognized as credit loss expense (or reversal of credit loss expense) in subsequent periods as they arise.
An asset is considered a PCD asset if, on the acquisition date, it has experienced a more-than-insignificant deterioration in credit quality since loan origination. FASB did not define the term “more-than-insignificant deterioration in credit quality”. They did however, state that they did not intend for PCD accounting to be limited to financial assets that are considered nonaccrual or impaired under legacy US GAAP; instead, it intended the term to include additional assets that have experienced a more-than-insignificant deterioration in credit quality since loan origination. Therefore the determination of what constitutes a PCD asset is left to management judgement.
Summit Community Bank has determined the following would constitute a “more-than-insignificant deterioration in credit quality”:
•
Nonaccrual status

•
Greater than 60 days past due at any time since loan origination

•
Risk rating of OLEM, Substandard, Doubtful or Loss

We established a materiality limit of $50,000 for evaluating loans for PCD status. Subsequent to the acquisition date of PCD assets, we continue to estimate the amount and timing of cash flows expected to be collected on these acquired loans. Increases in expected cash flows will generally result in a recovery of any previously recorded allowance for credit losses, to the extent applicable. The present value of any decreases in expected cash flows after the acquisition date will generally result in additional provision for expected credit losses, resulting in an increase to the allowance for credit losses.
For acquired performing loans, the difference between the acquisition date fair value and the contractual amounts due at the acquisition date represents the fair value adjustment. Fair value adjustments may be discounts (or premiums) to a loan’s cost basis and are accreted (or amortized) to interest income over the loan’s remaining life using the level yield method. A purchased financial asset that does not qualify as a PCD asset is accounted for similar to an originated financial asset. Generally, this means that an entity recognizes the allowance for credit losses for non-PCD assets through net income at acquisition. These purchased performing loans are accounted for through our CECL methodology as basically we would a new origination. Therefore, accounting for purchased performing acquired loans results in the bank recognizing a fair value adjustment to the loan at acquisition and also establishing a provision for excepted credit losses as in the same manner of an originated asset.
See Note 3 and Note 7 of the accompanying consolidated financial statements for additional information regarding our acquired loans.

NON-GAAP FINANCIAL MEASURES
We prepare our financial statements in accordance with U.S. GAAP and also present certain non-GAAP financial measures that exclude certain items or otherwise include components that differ from the most directly comparable measures calculated in accordance with U.S. GAAP. Non-GAAP measures are provided as additional useful information to assess our financial condition and results of operations (including period-to-period operating performance). These non-GAAP measures are not intended as a substitute for GAAP financial measures and may not be defined or calculated the same way as non-GAAP measures with similar names used by other companies. For more information, including the reconciliation of these non-GAAP financial measures to their corresponding GAAP financial measures, see the respective sections where the measures are presented.
RESULTS OF OPERATIONS
Earnings Summary
Net income applicable to common shares increased 3.9% during 2023 to $54.3 million, compared to $52.3 million in 2022 and $45.1 million in 2021. Net income applicable to common shares was $3.81, $4.08 and $3.47 per diluted share for 2023, 2022 and 2021, respectively, representing a 6.6% decrease in 2023 and a 17.6% increase in 2022. Return on average equity was 13.69% in 2023 compared to 15.83% in 2022 and 14.76% in 2021. Return on average assets for the year ended December 31, 2023 was 1.25% compared to 1.42% in 2022 and 1.36% in 2021.
2023 net income applicable to common shares was positively impacted by higher net interest income of $27.6 million (or $1.94 per diluted share) and $2.7 million (or $0.19 per diluted share) increased noninterest revenue. Partially offsetting these positive impacts were $6.3 million (or $0.44 per diluted share) higher acquisition related expenses $5.8 million (or $0.41 per diluted share) higher salaries and employee benefits and $5.3 million (or $0.37 per diluted share) increased provision for credit losses.
2022 net income applicable to common shares was positively impacted by higher net interest income of $19.1 million (or $1.49 per diluted share), $1.5 million (or $0.12 per diluted share) lower net foreclosed properties expenses and $1.1 million (or $0.09 per diluted share) fewer acquisition related expenses. Partially offsetting these positive impacts were $708,000 (or $0.06 per diluted share) realized securities losses, $6.1 million (or $0.47 per diluted share) higher salaries and employee benefits and $2.5 million (or $0.20 per diluted share) decreased mortgage origination revenue.
2021 net income was positively impacted by higher net interest income of $14.5 million (or $1.11 per diluted share) and $10.5 million (or $0.81 per diluted share) lower provision for credit losses. Partially offsetting these positive impacts were $3.0 million (or $0.23 per diluted share) fewer realized securities gains, $3.1 million (or $0.24 per diluted share) higher salaries and employee benefits and $1.3 million (or $0.10 per diluted share) increased other noninterest expense.
Net Interest Income
The major component of our net earnings is net interest income, which is the excess of interest earned on earning assets over the interest expense incurred on interest bearing sources of funds. Net interest income is affected by changes in volume, resulting from growth and alterations of the balance sheet’s composition, fluctuations in interest rates and maturities of sources and uses of funds. We seek to maximize net interest income through management of our balance sheet components. This is accomplished by determining the optimal product mix with respect to yields on assets and costs of funds in light of projected economic conditions, while maintaining portfolio risk at an acceptable level.
The Federal Reserve influences the general market rates of interest, including the deposit and loan rates offered by many financial institutions. Our loan portfolio is significantly affected by changes in the target Federal funds rate set by the Federal Open Market Committee of the Federal Reserve. As of December 31, 2023, approximately 36.7% of our loans had a fixed interest rate, while approximately 35.5% had adjustable rates and approximately 27.8% had floating interest rates. Our adjustable rate loans typically reprice every 1 to 5 years at rates tied to FHLB advance rate of the same term as each adjustable rate loan’s repricing period.

Our floating rate loans reprice at periods ranging from daily to quarterly at rates primarily tied to or derived from the prime interest rate, the Secured Overnight Financing Rates (“SOFR”).
Select average market rates for the periods indicated are presented in the table below.
	2023	2022	2021
Federal funds – high target	5.20%	1.87%	0.25%
Interest on reserve balances	5.10	1.76	0.13
Prime	8.20	4.86	3.25
SOFR	5.01	1.65	0.04
As of December 31, 2023, the target range for the federal funds rate was 5.25% to 5.50%. In December 2023, the Federal Reserve released its Summary of Economic Projections wherein the midpoint of the projected appropriate target range for the federal funds rate would decline to 4.6% by the end of 2024 and subsequently decrease to 3.6% by the end of 2025. While there can be no such assurance that any increases and decreases in the Federal funds rate will occur, these projections imply up to a 75 basis point decrease in the Federal funds rate during 2024, followed by a 100 basis point decrease in 2025.
See Item 7A. Quantitative and Qualitative Disclosures About Market Risk elsewhere in this report for information about our sensitivity to interest rates. Further analysis of the components of our net interest margin is presented below.
Net interest income on a fully tax equivalent basis, average balance sheet amounts and corresponding average yields on interest earning assets and costs of interest bearing liabilities for the years 2019 through 2023 are presented in Table I. Table II presents, for the periods indicated, the changes in interest income and expense attributable to (a) changes in volume (changes in volume multiplied by prior period rate) and (b) changes in rate (change in rate multiplied by prior period volume). Changes in interest income and expense attributable to both rate and volume have been allocated between the factors in proportion to the relationship of the absolute dollar amounts of the change in each.
Net interest income on a fully tax equivalent basis totaled $158.1 million, $130.3 million and $111.0 million for the years ended December 31, 2023, 2022 and 2021, respectively, representing an increase of 21.3% in 2023 and 17.4% in 2022. During 2023, 2022 and 2021, the volumes of both interest earning assets and interest bearing liabilities increased.
During 2023, our earnings on interest earning assets increased $84.1 million, primarily due to higher volumes while the cost of interest bearing liabilities increased $56.2 million primarily due to higher cost of funds.
During 2022, our earnings on interest earning assets increased $36.6 million, primarily due to higher volumes while the cost of interest bearing liabilities increased $17.3 million primarily due to higher cost of funds.
During 2021, our earnings on interest earning assets increased $7.5 million due to higher volumes while the cost of interest bearing liabilities decreased $7.0 million due to lower cost of funds.
Total average earning assets increased 17.9% to $4.12 billion for 2023 from $3.49 billion in 2022. Total average interest bearing liabilities increased 20.0% to $3.34 billion at December 31, 2023, compared to $2.78 billion at December 31, 2022.
Our net interest margin was 3.84% for 2023 compared to 3.73% and 3.54% for 2022 and 2021, respectively. Our net interest margin increased 11 basis points during 2023 due to higher volumes of interest earning assets. Our net interest margin increased 19 basis points during 2022 due to higher volumes of interest earning assets.
See the “Market Risk Management” section for discussion of the impact changes in market interest rates could have on us. Further analysis of our yields on interest earning assets and interest bearing liabilities are presented in Tables I and II below.

Table I — Average Balance Sheet and Net Interest Income Analysis
Interest Earnings & Expenses and Average Yields/Rates
Dollars in thousands	2023	2022	2021	2020	2019
ASSETS
Interest earning assets
Loans, net of unearned interest(1)
Taxable	$3,472,844	$2,949,350	$2,487,885	$2,150,294	$1,782,477
Tax-exempt(2)	4,618	4,961	9,681	15,352	15,315
Securities
Taxable	392,720	295,264	301,446	256,893	205,340
Tax-exempt(2)	210,945	195,558	159,266	122,386	90,823
Interest bearing deposits with other banks	34,948	46,248	175,615	56,399	39,408
	4,116,075	3,491,381	3,133,893	2,601,324	2,133,363
Noninterest earning assets
Cash and due from banks	21,948	17,473	19,582	16,139	12,939
Premises and equipment	60,123	55,219	54,762	50,418	41,778
Other assets	282,735	230,860	178,535	143,284	107,456
Allowance for credit losses on loans	(44,564)	(34,630)	(33,491)	(26,915)	(13,225)
Total assets	$4,436,317	$3,760,303	$3,353,281	$2,784,250	$2,282,311
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Interest bearing liabilities
Interest bearing demand deposits	$2,009,253	$1,350,227	$1,044,817	$789,064	$586,938
Savings deposits	490,219	627,630	673,259	539,625	317,569
Time deposits	479,573	479,545	569,420	598,085	660,910
Short-term borrowings	238,351	204,265	140,146	130,411	194,450
Long-term borrowings and subordinated debentures	123,777	123,331	58,974	28,396	20,315
	3,341,173	2,784,998	2,486,616	2,085,581	1,780,182

Dollars in thousands	2023	2022	2021	2020	2019
Noninterest bearing liabilities
Demand deposits	641,806	597,199	518,311	401,502	244,559
Other liabilities	49,966	42,005	38,545	31,712	20,341
Total liabilities	4,032,945	3,424,202	3,043,472	2,518,795	2,045,082
Shareholders’ equity – preferred	14,920	14,920	10,327	—	—
Shareholders’ equity – common	388,452	321,181	299,482	265,455	237,229
Total shareholders’ equity	403,372	336,101	309,809	265,455	237,229
Total liabilities and shareholders’ equity	$4,436,317	$3,760,303	$3,353,281	$2,784,250	$2,282,311
Net Interest Income
Net Interest Margin

(1)
For purposes of this table, nonaccrual loans are included in average loan balances. Included in interest and fees on loans are loan fees of $2,980,000, $1,980,000, $1,414,000, $1,210,000 and $960,000 for the years ended December 31, 2023, 2022, 2021, 2020 and 2019, respectively.

(2)
For purposes of this table, interest income on tax-exempt securities and loans has been adjusted assuming a Federal tax rate of 21% . The taxable equivalent adjustment results in an increase in interest income of $1,539,000, $1,273,000, $1,050,000, $997,000 and $922,000 for the years ended December 31, 2023, 2022, 2021, 2020 and 2019, respectively.

	Interest Earnings/Expense					Average Yield/Rate
Dollars in thousands	2023	2022	2021	2020	2019	2023	2022	2021	2020	2019
ASSETS
Interest earning assets
Loans, net of unearned interest(1)
Taxable	$217,615	$145,188	$112,268	$104,986	$96,499	6.27%	4.92%	4.51%	4.88%	5.41%
Tax-exempt(2)	304	222	458	732	780	6.58%	4.47%	4.73%	4.77%	5.09%
Securities
Taxable	18,412	8,442	5,884	5,996	6,511	4.69%	2.86%	1.95%	2.33%	3.17%
Tax-exempt(2)	7,024	5,836	4,540	4,020	3,608	3.33%	2.98%	2.85%	3.28%	3.97%
Interest bearing deposits with other banks	732	331	315	266	595	2.09%	0.72%	0.18%	0.47%	1.51%
Total assets	$244,087	$160,019	$123,465	$116,000	$107,993	5.93%	4.58%	3.94%	4.46%	5.06%
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Interest bearing liabilities
Interest bearing demand deposits	55,471	13,863	1,408	2,187	6,394	2.76%	1.03%	0.13%	0.28%	1.09%
Savings deposits	7,935	4,155	2,471	4,178	3,969	1.62%	0.66%	0.37%	0.77%	1.25%
Time deposits	9,785	2,665	4,302	9,679	13,334	2.04%	0.56%	0.76%	1.62%	2.02%
Short-term borrowings	6,816	3,786	1,768	2,330	5,303	2.86%	1.85%	1.26%	1.79%	2.73%
Long-term borrowings and subordinated debentures	5,972	5,292	2,534	1,147	987	4.82%	4.29%	4.30%	4.04%	4.86%
Total interest bearing liabilities	$85,979	$29,761	$12,483	$19,521	$29,987	2.57%	1.07%	0.50%	0.94%	1.68%
Net Interest Income	$158,108	$130,258	$110,982	$96,479	$78,006
Net Interest Margin						3.84%	3.73%	3.54%	3.71%	3.66%

Table II — Changes in Interest Margin Attributable to Rate and Volume
	2023 Versus 2022			2022 Versus 2021
	Increase (Decrease) Due to Change in:			Increase (Decrease) Due to Change in:
Dollars in thousands	Volume	Rate	Net	Volume	Rate	Net
Interest earned on
Loans
Taxable	$28,542	$43,885	$72,427	$22,094	$10,826	$32,920
Tax-exempt	(16)	98	82	(212)	(24)	(236)
Securities
Taxable	3,393	6,577	9,970	(123)	2,682	2,559
Tax-exempt	481	707	1,188	1,075	220	1,295
Interest bearing deposits with other banks	(99)	500	401	(369)	385	16
Total interest earned on interest earning assets	32,301	51,767	84,068	22,465	14,089	36,554
Interest paid on
Interest bearing demand deposits	9,328	32,280	41,608	527	11,928	12,455
Savings deposits	(1,083)	4,863	3,780	(177)	1,861	1,684
Time deposits	—	7,120	7,120	(612)	(1,025)	(1,637)
Short-term borrowings	713	2,317	3,030	996	1,022	2,018
Long-term borrowings and subordinated debentures	19	661	680	2,761	(3)	2,758
Total interest paid on interest bearing liabilities	8,977	47,241	56,218	3,495	13,783	17,278
Net interest income	$23,324	$4,526	$27,850	$18,970	$306	$19,276
Provision for Credit Losses
Provision for credit losses is determined by management as the amount to be added to the allowance for credit loss accounts for various types of financial instruments including loans, securities and off-balance-sheet credit exposure after net charge-offs have been deducted to bring the allowance to a level which, in management’s best estimate, is necessary to absorb expected credit losses over the lives of the respective financial instruments.
The following table summarizes the changes in the various factors that comprise the components of credit loss expense.
Table III — Provision for Credit Losses
Dollars in thousands	2023	2022
Provision for credit losses-loans
Due to changes in:
Volume and mix	$5,805	$8,971
Loss experience	(3,562)	(2,703)
Reasonable and supportable economic forecasts & other qualitative factors	2,159	1,727
Individually evaluated credits	4,048	(717)
Acquired loans	3,005	—
Total provision for credit losses – loans	11,455	7,278

Dollars in thousands	2023	2022
Provision for credit losses-unfunded commitments
Due to changes in:
Volume and mix	707	521
Loss experience	(313)	(616)
Reasonable and supportable economic forecasts & other qualitative factors	166	(233)
Acquired loan commitments	235	—
Total provision for credit losses – unfunded commitments	795	(328)
Total provision for credit losses – debt securities	—	—
Total provision for credit losses	$12,250	$6,950

Noninterest Income
Noninterest income totaled 0.47%, 0.48% and 0.60% of average assets in 2023, 2022 and 2021, respectively. Noninterest income totaled $20.9 million in 2023 compared to $18.2 million in 2022 and $20.2 million in 2021. During 2023, service charges on deposit accounts increased $827,000 while mortgage origination revenue decreased $903,000 and bank card revenue increased $1.0 million. During 2022 , services charges on deposit accounts increased $1.1 million while mortgage origination revenue decreased $2.5 million and we recorded $708,000 realized losses on debt securities. Further detail regarding noninterest income is reflected in the following table.
Table IV — Noninterest Income
Dollars in thousands	2023	2022	2021
Trust and wealth management fees	$3,436	$2,978	$2,886
Mortgage origination revenue	577	1,480	3,999
Service charges on deposit accounts	6,977	6,150	5,032
Bank card revenue	7,299	6,261	5,896
Net gains on equity investments	740	265	202
Net realized (losses)/gains on debt securities	(266)	(708)	425
Bank owned life insurance and annuities income	1,576	1,211	1,026
Other	537	516	742
Total	$20,876	$18,153	$20,208
Noninterest Expense
Noninterest expense totaled $94.8 million, $72.9 million and $68.7 million, or 2.1%, 1.9%, and 2.0% of average assets for each of the years ended December 31, 2023, 2022 and 2021. Total noninterest expense increased $21.9 million in 2023 compared to 2022 and increased $4.1 million in 2022 compared to 2021. Our most notable changes in noninterest expense during 2023 were increased salaries and employee benefits, increased acquisition related expense and increased other expenses and during 2022 were increased salaries and employee benefits, decreased foreclosed properties expense and decreased acquisition related expense. Table V below presents a summary of our noninterest expenses for the past 3 years and the related year-over-year changes in each such expense.

Table V — Noninterest Expense
	2023	Change		2022	Change		2021
Dollars in thousands		$	%		$	%
Salaries, commissions and employee benefits	$46,296	$5,844	14.4%	$40,452	$6,066	17.6%	$34,386
Net occupancy expense	5,851	723	14.1%	5,128	304	6.3%	4,824
Equipment expense	9,094	1,841	25.4%	7,253	263	3.8%	6,990
Professional fees	1,775	147	9.0%	1,628	50	3.2%	1,578
Advertising and public relations	1,113	220	24.6%	893	196	28.1%	697
Amortization of intangibles	3,335	1,895	131.6%	1,440	(123)	(7.9)%	1,563
FDIC premiums	2,458	1,234	100.8%	1,224	(225)	(15.5)%	1,449
Bank card expense	3,429	501	17.1%	2,928	260	9.7%	2,668
Foreclosed properties expense, net of (gains)/losses	89	(147)	(62.3)%	236	(1,509)	(86.5)%	1,745
Acquisition-related expense	6,444	6,330	n/m	114	(1,110)	(90.7)%	1,224
Other	14,909	3,326	28.7%	11,583	(32)	(0.3)%	11,615
Total	$94,793	$21,914	30.1%	$72,879	$4,140	6.0%	$68,739
Salaries, commissions and employee benefits:   These expenses are 14.4% higher in 2023 compared to 2022 primarily due to general merit increases, increased group health insurance premiums and the increased average number of annual full-time equivalent employees related to the PSB acquisition in Q2 2023. These expenses were 17.6% higher in 2022 compared to 2021 primarily due to general merit increases, increased group health insurance premiums and accrued expenses related to employee bonus.
Equipment:   The 2023 and 2022 increases in equipment expense are primarily increased depreciation and amortization related to various technological upgrades, both hardware and software, including interactive teller machine upgrades made during the past three years and also recent acquisitions and increased rental expense due to recent acquisitions.
FDIC premiums:   The increase during 2023 was primarily attributable to the higher assessment rate changed by the FDIC effective January 1, 2023. The decrease during 2022 was primarily due to improved quarterly assessment multipliers.
Acquisition-related expense:   Acquisition-related expenses increased during 2023 due to the PSB transaction which closed on April 1, 2023 and the pending merger with Burke & Herbert. These 2023 expenses for the year ended December 31, 2023 represent legal, due diligence and fairness opinion costs relative to the Burke & Herbert merger and included $4.16 million of contract termination costs, executive and employee severance benefits and legal and consulting fees associated with the PSB acquisition.
Other:   The increase in other expenses for the year ended December 31, 2023 compared to the same period of 2022 are largely due to the following:
•
Deferred director compensation plan-related income of $133,000 for the year ended December 31, 2023 compared to $612,000 in the comparable period of 2022. Under the plan, the directors optionally defer their director fees into a “phantom” investment plan whereby the company recognizes expense or benefit relative to the phantom returns or losses of such investments. During Q3 2022, we purchased investments to hedge the changes in the Plan participants’ phantom investments which should serve to significantly reduce period-to-period volatility of the Plan’s impact on our statements of income.

•
Internet banking expense totaled $1.7 million for the year ended December 31, 2023 compared to $1.4 million for the comparable period of 2022 due to increased customer usage.

•
Fraud losses increased from $450,000 for the year ended December 31, 2022 to $990,000 for the year ended December 31, 2023.

•
Data processing costs were $245,000 for the year ended December 31, 2023 compared to zero in 2022 due to the PSB data processing costs that continued until we merged our processing systems in third quarter 2023.

•
Telephone expense totaled $1.8 million for the year ended December 31, 2023 compared to $1.4 million for the comparable period of 2022.

•
Bank card losses totaled $825,000 for the year ended December 31, 2023 compared to $556,000 for the year ended December 31, 2022.

The 2022 decrease in other expenses is primarily due to $612,000 deferred director compensation plan-related income during 2022 compared to plan-related expense of $725,000 in 2021 partially offset by $345,000 increased fraud losses, $304,000 increased Virginia franchise tax due to our balance sheet growth, $216,000 increased currency and coin delivery charges and $203,000 increased miscellaneous other taxes.
Income Tax Expense
Income tax expense for the years ended December 31, 2023, 2022 and 2021 totaled $15.2 million, $14.1 million and $11.7 million, respectively. Our effective tax rates (income tax expense as a percentage of income before taxes) for 2023, 2022 and 2021 were 21.5%, 20.9% and 20.3%, respectively. Refer to Note 15 of the accompanying consolidated financial statements for further information and additional discussion of the significant components influencing our effective income tax rates.
CHANGES IN FINANCIAL POSITION
Our average assets increased during 2023 to $4.44 billion, an increase of 17.9% above 2022’s average of $3.76 billion, and our year end December 31, 2023 assets were $717.6 million more than December 31, 2022. Average assets increased 12.1% in 2022 from 2021’s average of $3.35 billion.
Table VI — Summary of Significant Changes in Financial Position 2023 versus 2022
Dollars in thousands	December 31, 2022	Impact of PSB Acquisition	Increase (Decrease)	December 31, 2023
Assets
Cash and cash equivalents	$44,717	$14,364	$(6,849)	$52,232
Debt securities available for sale	405,201	140,925	(43,364)	502,762
Debt securities held to maturity	96,163	—	(1,936)	94,227
Equity investments	29,494	63	(18,599)	10,958
Other investments	16,029	554	4,547	21,130
Loans, net of unearned fees	3,082,818	363,006	235,788	3,681,612
Less: allowance for credit losses	(38,899)	—	(9,191)	(48,090)
Loans, net	3,043,919	363,006	226,597	3,633,522
Property held for sale	5,067	—	(1,338)	3,729
Premises and equipment	53,981	6,175	2,882	63,038
Accrued interest and fees receivable	15,866	1,500	2,638	20,004
Goodwill and other intangibles	62,150	15,615	(3,335)	74,430
Cash surrender value of life insurance policies and annuities	71,640	12,290	1,749	85,679
Derivative financial instruments	40,506	—	(7,361)	33,145
Other assets	31,959	6,775	732	39,466
Total assets	$3,916,692	$561,267	$156,363	$4,634,322

Dollars in thousands	December 31, 2022	Impact of PSB Acquisition	Increase (Decrease)	December 31, 2023
Liabilities
Non-interest bearing deposits	$553,616	$160,079	$(120,119)	$593,576
Interest bearing deposits	2,616,263	337,474	167,835	3,121,572
Total deposits	3,169,879	497,553	47,716	3,715,148
Short-term borrowings	225,999	17,650	59,308	302,957
Long-term borrowings	658	5,143	(5,164)	637
Subordinated debentures	103,296	—	486	103,782
Subordinated debentures owed to unconsolidated subsidiary trusts	19,589	—	—	19,589
Other liabilities	42,741	1,988	7,272	52,001
Shareholders’ equity – preferred	14,920	—	—	14,920
Shareholders’ equity – common	339,610	38,933	46,745	425,288
Total liabilities and shareholders’ equity	$3,916,692	$561,267	$156,363	$4,634,322

Table VII — Summary of Significant Changes in Financial Position 2022 versus 2021
Dollars in thousands	December 31, 2021	Increase (Decrease)	December 31, 2022
Assets
Cash and cash equivalents	$78,458	$(33,741)	$44,717
Debt securities available for sale	401,103	4,098	405,201
Debt securities held to maturity	98,060	(1,897)	96,163
Equity investments	20,609	8,885	29,494
Other investments	10,897	5,132	16,029
Loans, net of unearned fees	2,761,391	321,427	3,082,818
Less: allowance for credit losses	(32,298)	(6,601)	(38,899)
Loans, net	2,729,093	314,826	3,043,919
Property held for sale	9,858	(4,791)	5,067
Premises and equipment	56,371	(2,390)	53,981
Accrued interest and fees receivable	10,578	5,288	15,866
Goodwill and other intangibles	63,590	(1,440)	62,150
Cash surrender value of life insurance policies and annuities	60,613	11,027	71,640
Derivative financial instruments	11,187	29,319	40,506
Other assets	26,302	5,657	31,959
Total assets	$3,576,719	$339,973	$3,916,692

Dollars in thousands	December 31, 2021	Increase (Decrease)	December 31, 2022
Liabilities
Non-interest bearing deposits	$568,986	$(15,370)	$553,616
Interest bearing deposits	2,374,103	242,160	2,616,263
Total deposits	2,943,089	226,790	3,169,879
Short-term borrowings	140,146	85,853	225,999
Long-term borrowings	679	(21)	658
Subordinated debentures	102,891	405	103,296
Subordinated debentures owed to unconsolidated subsidiary trusts	19,589	—	19,589
Other liabilities	42,852	(111)	42,741
Shareholders’ equity – preferred	14,920	—	14,920
Shareholders’ equity – common	312,553	27,057	339,610
Total liabilities and shareholders’ equity	$3,576,719	$339,973	$3,916,692

As highlighted in table VI, 2023’s balance sheet growth was primarily loans. As highlighted in table VII, the majority of the changes in our financial position in 2022 versus 2021 resulted from growth in loans. Other changes in financial position are discussed below.
Cash and Cash Equivalents
The 2022 net reduction of $33.7 million is primarily attributable to funding loan growth.
Loan Portfolio
Total loans averaged $3.5 billion in 2023, which represented 78% of total average assets compared to $3.0 billion in 2022, or 79% of total average assets. We experienced $620.3 million or 21.0% loan growth in 2023, excluding mortgage warehouse lines, primarily as a result of our acquisition of PSB and an increase in the commercial real estate and construction and development portfolios, following 2022’s growth of $418.9 million or 16.5% and 2021’s growth of $373.1 million or 17.3%. Mortgage warehouse lines of credit declined $21.5 million in 2023 and $97.5 million in 2022 due to a reduction in size of our participation arrangement with a regional bank to fund residential mortgage warehouse lines of medium- and large-sized mortgage originators located throughout the United States.
Table VIII presents contractual loan maturities at December 31, 2023 Table IX presents the portion of loans maturing after one year that have fixed, floating or adjustable interest rates that fluctuate over the life of the loans in accordance with changes in an interest rate index.

Table VIII — Contractual Loan Maturities
Dollars in thousands	Within 1 Year	After 1 but within 5 Years	After 5 but within 15 Years	After 15 Years
Commercial	$164,175	$236,741	$101,199	$1,727
Commercial real estate – owner occupied
Professional & medical	4,636	46,767	62,912	42,626
Retail	4,266	40,749	92,229	33,147
Other	12,149	42,852	82,583	80,192
Commercial real estate – non-owner occupied
Hotels & motels	32,588	28,176	87,774	67,104
Mini-storage	260	2,009	27,498	38,750
Multifamily	15,940	97,912	52,965	135,481
Retail	10,208	85,631	94,675	63,732
Other	13,385	219,958	143,291	37,000
Construction and development
Land & land development	29,058	75,457	29,894	10,849
Construction	134,302	132,536	23,516	83,672
Residential 1-4 family real estate
Personal residence	881	8,312	65,344	288,196
Rental – small loan	11,042	19,448	43,538	68,637
Rental – large loan	10,577	10,304	33,611	62,122
Home equity	1,031	1,241	9,118	69,736
Mortgage warehouse lines	108,848	—	—	—
Consumer	5,763	28,390	9,422	181
Other
Credit cards	2,286	—	—	—
Overdrafts	1,013	—	—	—
	$562,408	$1,076,483	$959,569	$1,083,152

Table IX — Loan Interest Rate Sensitivity
	Loans maturing after one year with:
Dollars in thousands	Fixed Interest Rates	Floating Interest Rates	Adjustable Interest Rates
Commercial	$111,342	$172,171	$56,154
Commercial real estate – owner occupied
Professional & medical	37,710	48,386	66,209
Retail	72,908	11,230	81,987
Other	84,760	18,187	102,680
Commercial real estate – non-owner occupied
Hotels & motels	36,235	15,564	131,255
Mini-storage	6,118	13,721	48,418
Multifamily	71,964	85,562	128,832
Retail	95,841	10,615	137,582
Other	191,096	57,915	151,238
Construction and development(1)
Land & land development	71,155	17,890	27,155
Construction	87,769	62,651	89,304
Residential 1-4 family real estate
Personal residence	224,665	50	137,137
Rental – small loan	37,264	13,259	81,100
Rental – large loan	37,726	3,983	64,328
Home equity	142	79,953	—
Mortgage warehouse lines	—	—	—
Consumer	37,098	812	83
Other
Credit cards	—	—	—
Overdrafts	—	—	—
	$1,203,793	$611,949	$1,303,462

(1)
The majority of our construction loans convert to permanent financings upon construction completion and stabilization which is typically a two to three year period and are reclassified to the appropriate loan category at that time.

In the normal course of business, we make various commitments and incur certain contingent liabilities, which are disclosed in Note 17 of the accompanying consolidated financial statements but not reflected in the accompanying consolidated financial statements. There have been no significant changes in these types of commitments and contingent liabilities and we do not anticipate any material losses as a result of these commitments.
Debt Securities
Debt securities comprised approximately 12.9% of total assets at December 31, 2023 compared to 12.8% at December 31, 2022. Average debt securities approximated $603.7 million for 2023 or 23.0% more than 2022’s average of $490.8 million. Refer to Note 5 of the accompanying consolidated financial statements for details of amortized cost, the estimated fair values, unrealized gains and losses as well as the debt security classifications by type.

Debt securities available for sale:   The 2023 net decrease (excluding acquired PSB debt securities) of $43.4 million is principally a result of a $4 million increase in the fair value of the portfolio, $135.7 million sales of securities (primarily taxable and tax-exempt municipal securities), $40.7 million paydowns of mortgage-backed securities and $125.5 million purchases of securities, primarily mortgage-backed securities and municipal securities. The 2022 net increase of $4.1 million is principally a result of a $52.3 million decrease in the fair value of the portfolio, $69.2 million sales of securities (primarily taxable and tax-exempt municipal securities), $37.9 million paydowns of mortgage-backed securities and $168.9 million purchases of securities, primarily mortgage-backed securities and municipal securities
Debt securities held to maturity:   We have invested in various municipal securities that we have classified as held to maturity as we have the positive intent and ability to hold them to maturity. Accordingly, they are carried at cost, adjusted for amortization of premiums and accretion of discounts.
The maturity distribution of the held to maturity securities portfolio at December 31, 2023, together with the weighted average yields for each range of maturity, is summarized in Table X. The stated average yields are stated on a tax equivalent basis using a Federal tax rate of 21%.
Table X — Debt Securities Held to Maturity — Maturity Analysis
	Within one year		After one but within five years		After five but within ten years		After ten years
(At amortized cost, dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
State and political subdivisions	$—	—%	$—	—%	$4,025	2.6%	$90,202	2.5%
Total	$—	—%	$—	—%	$4,025	2.6%	$90,202	2.5%
Equity Investments — Equity investments decreased $18.6 million during 2023 due to our sale of a previous investment in a hedge fund that primarily traded S&P 500 index options.
Derivative financial instruments
The 2023 decrease in derivative financial instruments is due to the decrease in fair value of our cash flow and interest rate hedges as well as a maturity of a cashflow hedge. The 2022 increase in derivative financial instruments is due to the increase in the fair value of our cash flow and interest rate hedges.
Deposits
Total deposits at December 31, 2023 increased $545.3 million or 17.2% compared to December 31, 2022. Total deposits at December 31, 2022 increased $226.8 million or 7.7% compared to December 31, 2021. Deposits acquired in conjunction with the purchase of PSB in 2023 totaled $498.0 million. We have increased new commercial account relationships as we have strengthened our focus on growing core transaction accounts. Core transaction accounts grew $461.2 million or 20.1% during 2023 while our internet-only high yielding savings product decreased $54.0 million, retail savings increased $7.8 million, and retail time deposits increased $130.3 million.
Table XI — Deposits
Dollars in thousands	2023	2022
Noninterest bearing demand	$593,576	$553,616
Interest bearing demand	2,164,522	1,743,299
Savings	450,527	496,751
Time deposits	506,523	376,213
Total deposits	$3,715,148	$3,169,879
See Table I for average deposit balance and rate information by deposit type for the past five years and Note 12 of the accompanying consolidated financial statements for a maturity distribution of time deposits as of December 31, 2023.

Borrowings
Lines of Credit:   We have a remaining available line of credit from the Federal Home Loan Bank of Pittsburgh (“FHLB”) totaling $1.3 billion at December 31, 2023. We use this line primarily to fund loans to customers. Funds acquired through this program are reflected on the consolidated balance sheet in short-term borrowings or long-term borrowings, depending on the repayment terms of the debt agreement. We also had $258.6 million available on a short term line of credit with the Federal Reserve Bank at December 31, 2023, which is primarily secured by consumer loans, construction loans and commercial and industrial loans and a $6 million available line of credit with a correspondent bank.
Short-term Borrowings:   Total short-term borrowings consisting primarily of advances from the FHLB having original maturities of 30 days or less were at $303.0 million at December 31, 2023 compared to $226.0 million at December 31, 2022. See Note 13 of the accompanying consolidated financial statements for additional disclosures regarding our short-term borrowings.
Long-term Borrowings:   Total long-term borrowings of $637,000 and $658,000 at December 31, 2023 and 2022 consisted of a long-term FHLB advance. Refer to Note 13 of the accompanying consolidated financial statements for additional information regarding our long-term borrowings.
Subordinated debentures:   We issued $75 million of subordinated debentures, net of $1.74 million debt issuance costs, during third quarter 2021 in a private placement transaction. The subordinated debt qualifies as Tier 2 capital under Federal Reserve Board guidelines, until the debt is within 5 years of its maturity; thereafter the amount qualifying as Tier 2 capital is reduced by 20 percent each year until maturity. This subordinated debt bears interest at a fixed rate of 3.25% per year, from and including November 16, 2021 to, but excluding, December 1, 2026, payable semi-annually in arrears. From and including December 1, 2026 to, but excluding, the maturity date or earlier redemption date, the interest rate will reset quarterly at a variable rate equal to the then current three-month term Secured Overnight Financing Rate (“SOFR”), as published by the Federal Reserve Bank of New York, plus 230 basis points, payable quarterly in arrears. As provided in the Notes, the interest rate on the Notes during the applicable floating rate period may be determined based on a rate other than three-month term SOFR. This debt has a 10 year term and generally, is not prepayable by us within the first five years.
We issued $30 million of subordinated debentures, net of $681,000 debt issuance costs, in Q3 2020 in a private placement transaction. The subordinated debt qualifies as Tier 2 capital under Federal Reserve Board guidelines, until the debt is within 5 years of its maturity; thereafter the amount qualifying as Tier 2 capital is reduced by 20 percent each year until maturity. This subordinated debt, bears interest at a fixed rate of 5.00% per year, from and including September 22, 2020 to, but excluding, September 30, 2025, payable quarterly in arrears. From and including September 30, 2025 to, but excluding, the maturity date or earlier redemption date, the interest rate will reset quarterly at a variable rate equal to the then current three-month term SOFR, as published by the Federal Reserve Bank of New York, plus 487 basis points, payable quarterly in arrears. As provided in the Notes, the interest rate on the Notes during the applicable floating rate period may be determined based on a rate other than three-month term SOFR. This debt has a 10 year term and generally, is not prepayable by us within the first five years.
Shareholders’ equity
Preferred:   In April 2021, we sold through private placement 1,500 shares of 6% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series 2021, $1.00 par value, with a liquidation preference of $10,000 per share for net proceeds of $14.9 million.
Common:   Changes in common shareholders’ equity are a result of net income, other comprehensive income, dividends and issuances of our stock in conjunction with acquisitions. During 2023, tangible book value per common share (“TBVPCS”) increased $2.19, or 10.1%, to $23.89, which includes unrealized net gains on debt securities available for sale of $0.60 per common share (net of deferred income taxes) recorded in Other Comprehensive Income (“OCI”), partially offset by decreases in the fair values of derivative financial instruments hedging against higher interest rates totaling $0.33 per common share (net of deferred income taxes) also recorded in OCI. Tangible book value per common share represents tangible common equity (“TCE”) divided by common shares outstanding. Other companies may calculate these measures differently.

While TCE and TBVPCS are non-GAAP financial measures, we believe TCE and TBVPCS provide alternative measures of capital strength and performance for investors, industry analysts and others.
Table XII — Book Value and Tangible Book Value Per Common Share
	December 31,
Dollars in thousands	2023	2022
Total shareholders’ equity	$440,208	$354,530
Less preferred stock	14,920	14,920
Common shareholders’ equity	425,288	339,610
Less goodwill and intangible assets	74,430	62,150
Tangible common equity (TCE)	$350,858	$277,460
Common shares outstanding	14,683,457	12,783,646
Book value per common share(1)	$28.96	$26.57
Tangible book value per common share(2)	$23.89	$21.70

(1)
Common shareholders’ equity divided by common shares outstanding

(2)
TCE divided by common shares outstanding

ASSET QUALITY
For purposes of this discussion, we define nonperforming assets to include foreclosed properties, other repossessed assets and nonperforming loans, which is comprised of loans 90 days or more past due and still accruing interest and nonaccrual loans. Performing troubled debt restructurings (“TDRs”) are excluded from nonperforming loans.
Table XIII presents a summary of nonperforming assets at December 31, as follows:
Table XIII — Nonperforming Assets
Dollars in thousands	2023	2022
Accruing loans past due 90 days or more
Commercial	$—	$—
Commercial real estate	—	—
Residential construction & development	—	—
Residential 1-4 family real estate	307	—
Consumer	5	—
Other	23	12
Total accruing loans 90+ days past due	335	12
Nonaccrual loans
Commercial	1,088	93
Commercial real estate	5,675	1,750
Commercial construction & development	—	—
Residential construction & development	708	851
Residential 1-4 family real estate	4,524	5,117
Consumer	109	—
Other	—	—
Total nonaccrual loans	12,104	7,811

Dollars in thousands	2023	2022
Foreclosed properties
Commercial	—	—
Commercial real estate	297	297
Commercial construction & development	1,253	2,187
Residential construction & development	1,924	2,293
Residential 1-4 family real estate	255	290
Total foreclosed properties	3,729	5,067
Repossessed assets	—	—
Total nonperforming assets	$16,168	$12,890
Total nonperforming loans as a percentage of total loans	0.34%	0.25%
Total nonperforming assets as a percentage of total assets	0.35%	0.33%
Allowance for credit losses on loans as a percentage of period end loans	1.31%	1.26%
Total nonaccrual loans as a percentage of total loans	0.33%	0.25%
Allowance for credit losses on loans as a percentage of nonaccrual loans	397.31%	498.00%

Refer to Note 7 for information regarding our past due loans, loans individually evaluated, nonaccrual loans and troubled debt restructurings.
We monitor our concentrations in higher-risk lending areas in accordance with the Interagency Guidance for Concentrations in Commercial Real Estate Lending issued in 2006 by the U.S. Federal bank regulatory agencies. This guidance established two concentration guideline limits applicable to banks: 1) total of construction, land development and other land loans limited to 100% of the Bank’s Tier 1 Capital plus the allowance for credit losses; and 2) total of loans subject to the 100% limit plus loans secured by non-owner occupied, non-farm non-residential properties limited to 300% of the Bank’s Tier 1 Capital plus the allowance for credit losses. As of December 31, 2023, Summit Community’s percentage with respect to above Guideline 1 was 98.9%, within the recommended 100% limit, and with respect to above Guideline 2, its percentage was 338.0%, exceeding the 300% level. The Bank’s loan policy requires more frequent monitoring and reporting to the Board of Directors when concentrations exceed these regulatory guidelines.
We maintain the allowance for credit losses on loans at a level considered adequate to cover an estimate of the full amount of expected credit losses relative to loans. The allowance is comprised of three distinct reserve components: (1) specific reserves related to loans individually evaluated, (2) quantitative reserves related to loans collectively evaluated and (3) qualitative reserves related to loans collectively evaluated. A summary of the methodology we employ on a quarterly basis with respect to each of these components in order to evaluate the overall adequacy of our allowance for credit losses on loans is provided in Note 7 of the accompanying financial statements.
Relationship between Allowance for Credit Losses — Loans, Net Charge-offs and Nonperforming Loans
In analyzing the relationship among the allowance for credit losses, net loan charge-offs and nonperforming loans, it is helpful to understand the process of how loans are treated as the probability of collection changes over time. Allowances are established at origination through the allowance for credit losses to estimate the expected credit loss over the life of the financial assets based on risk characteristics inherent in the loan. (Please refer to Note 7 for detail on how allowance for credit losses are established.)
Generally, loans are placed on nonaccrual status (and become non-performing) when principal or interest is greater than 90 days past due based upon the loan’s contractual term. As a loan deteriorates in credit quality, if the loan balance is material the loan may be individually evaluated through the allowance for credit losses on loans (“ACLL”) instead of on a collective basis with other loans as it may no longer have similar risk characteristics. The allowance for credit losses on an individually evaluated loan are established based on the fair value of the underlying collateral for collateral dependent loans or based on the present value of future cash flows for loans deemed not to be collateral dependent. Therefore, as loan credit quality deteriorates the allowance for credit loss may change.
Charge-offs, if necessary, are recognized as deemed appropriate based on loan-type. Commercial-related loans or portions thereof, are charged off to the ACLL when the loss has been confirmed. This determination is made on a case by case basis considering many factors, including the prioritization of our claim in bankruptcy, expectations of the workout/restructuring of the loan and valuation of the borrower’s equity. We deem a loss confirmed when a loan or a portion of a loan is classified “loss” in accordance with bank regulatory classification guidelines, which state, “Assets classified loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted.”
Consumer loans are generally charged to the ACLL upon reaching specified stages of delinquency, in accordance with the Federal Financial Institutions Examination Council policy. For example, credit card loans are charged off by the end of the month in which the account becomes 180 days past due or within 60 days from receiving notification about a specified event (e.g., bankruptcy of the borrower), whichever is earlier. Residential mortgage loans are generally charged off to net realizable value no later than when the account becomes 180 days past due. Other consumer loans, if collateralized, are generally charged off to net realizable value at 120 days past due.
Expected credit losses are reflected in the ACLL through a charge to provision for credit losses. When we deem all or a portion of a financial asset to be uncollectible the appropriate amount is written off and the ACLL is reduced by the same amount. The Company applies judgement to determine when a financial asset is deemed uncollectible; however, generally speaking, an asset will be considered uncollectible no later than when all efforts at collection have been exhausted. Subsequent recoveries, if any, are credited to the ACLL when received. The following tables summarizes the changes in the various factors that comprise the provisions for credit losses.
At December 31, 2023 and 2022, our allowance for credit losses on loans totaled $48.1 million, or 1.31% of total loans and $38.9 million, or 1.26% of total loans, respectively. The allowance for credit losses on loans is considered adequate to cover all estimated future losses in our loan portfolio.
Table XIV presents an allocation of the allowance for credit losses on loans by loan type at each respective year end date, as follows:
Table XIV — Allocation of the Allowance for Credit Losses on Loans
	2023			2022
Dollars in thousands	Amount	Allowance as % of total loans	% of loans in each category to total loans	Amount	Allowance as % of total loans	% of loans in each category to total loans
Commercial	$4,319	0.12%	13.7%	$4,941	0.16%	16.3%
Commercial real estate	13,963	0.38%	48.9%	10,574	0.34%	47.7%
Construction and development	19,859	0.54%	14.1%	14,620	0.47%	12.6%
Residential 1-4 family real estate	9,464	0.26%	19.1%	8,219	0.27%	17.9%
Mortgage warehouse lines	—	—%	3.0%	—	—%	4.2%
Consumer	205	0.01%	1.2%	174	0.01%	1.1%
Other	280	0.01%	0.1%	371	0.01%	0.1%
Total	$48,090	1.31%	100.0%	$38,899	1.26%	100.0%
The following table details our provision for credit losses on loans and net charge-offs and recoveries.

Table XV — Provision for Credit Losses on Loans and Net Charge-offs and Recoveries
Dollars in thousands	Provision for Credit Loss — Loans Expense (Benefit)	(Net Charge-offs) Recoveries	Average Loans	Ratio of Net Charge-Offs (Recoveries) to Average Loans
2023
Commercial	$(570)	$(52)	$510,832	0.01%
Commercial real estate	5,777	(3,614)	1,709,718	0.21%
Construction and development	5,230	8	443,092	—%
Residential 1-4 family real estate	353	624	660,379	(0.09)%
Mortgage warehouse lines	—	—	108,599	—%
Consumer	251	(220)	40,699	0.54%
Other	414	(505)	4,143	12.19%
Total	$11,455	$(3,759)	$3,477,462	0.11%
2022
Commercial	1,774	(51)	465,878	0.01%
Commercial real estate	228	(63)	1,427,845	—%
Construction and development	4,868	(62)	321,950	0.02%
Residential 1-4 family real estate	(145)	(106)	534,763	0.02%
Mortgage warehouse lines	—	—	166,879	—%
Consumer	70	(59)	33,647	0.18%
Other	483	(336)	3,349	10.03%
Total	$7,278	$(677)	$2,954,311	0.02%
2021
Commercial	1,112	(198)
Commercial real estate	(278)	(225)
Construction and development	1,070	12
Residential 1-4 family real estate	(1,210)	(355)
Mortgage warehouse lines	—	—
Consumer	(44)	(9)
Other	265	(179)
Total	$915	$(954)	$2,497,566	0.04%
At December 31, 2023 and 2022, we had approximately $3.7 million and $5.1 million, respectively, in property held for sale which was obtained as the result of foreclosure proceedings. Although foreclosed property is recorded at fair value less estimated costs to sell, the prices ultimately realized upon their sale may or may not result in us recognizing additional loss. Refer to Note 8 of the accompanying consolidated financial statements for additional information regarding our property held for sale.
LIQUIDITY AND CAPITAL RESOURCES
Bank Liquidity:   Liquidity reflects our ability to ensure the availability of adequate funds to meet loan commitments and deposit withdrawals, as well as provide for other transactional requirements. Liquidity is provided primarily by excess funds at correspondent banks, non-pledged securities and available lines of credit with the FHLB, Federal Reserve Bank of Richmond and correspondent banks, which totaled approximately $1.8 billion or 38.36% of total consolidated assets at December 31, 2023.
Our liquidity strategy is to fund loan growth with deposits and other borrowed funds while maintaining an adequate level of short- and medium-term investments to meet normal daily loan and deposit activity. As a member of the FHLB, we have access to borrow approximately $1.6 billion, which is collateralized by $2.3 billion of residential mortgage loans, commercial loans, mortgage backed securities and securities of U. S. Government agencies and corporations. At December 31, 2023, we had available borrowing capacity of $1.3 billion on our FHLB line. We also maintain a credit line with the Federal Reserve Bank of Richmond as a contingency liquidity vehicle. The amount available on this line at December 31, 2023 was approximately $258.6 million, which is secured by a pledge of $520.6 million of our consumer loans, construction loans and commercial and industrial loan portfolios. We have a $6 million unsecured line of credit with a correspondent bank. Also, we classify nearly 80% of our securities as available for sale to enable us to liquidate them if the need arises. During 2023, our loan growth was funded primarily by sales and maturities of investments, deposits and short-term borrowings as our loans increased approximately $235.8 million, while investments decreased by $59.4 million, total deposits increased $47.7 million and short-term borrowings increased $59.3 million.
Liquidity risk represents the risk of loss due to the possibility that funds may not be available to satisfy current or future commitments based on external market issues, customer or creditor perception of financial strength and events unrelated to Summit such as war, terrorism, or financial institution market specific issues. The Asset/Liability Management Committee (“ALCO”), comprised of members of senior management and certain members of the Board of Directors, oversees our liquidity risk management process. The ALCO develops and recommends policies and limits governing our liquidity to the Board of Directors for approval with the objective of ensuring that we can obtain cost-effective funding to meet current and future obligations, as well as maintain sufficient levels of on-hand liquidity, under both normal and “stressed” circumstances.
One aspect of our liquidity management process is establishing contingent liquidity funding plans under various scenarios in order to prepare for unexpected liquidity shortages or events. The following represents three “stressed” liquidity circumstances and our related contingency plans with respect to each.
Scenario 1 — Summit Community’s capital status becomes less than “well capitalized”. Banks which are less than “well capitalized” in accordance with regulatory capital guidelines are prohibited from issuing new brokered deposits without first obtaining a waiver from the FDIC to do so. In the event Summit Community’s capital status were to fall below well capitalized and was not successful in obtaining the FDIC’s waiver to issue new brokered deposits, Summit Community:
•
Would have limited amounts of maturing brokered deposits to replace in the short-term, as we have limited our brokered deposits maturing in any one quarter to no more than $50 million.

•
Presently has $1.8 billion in available sources of liquid funds which could be drawn upon to fund maturing brokered deposits until Summit Community had restored its capital to well capitalized status.

•
Would first seek to restore its capital to well capitalized status through capital contributions from Summit, its parent holding company.

•
Would generally have no more than $100 million in brokered deposits maturing in any one year time frame, which is well within its presently available sources of liquid funds, if in the event Summit does not have the capital resources to restore Summit Community’s capital to well capitalized status. One year would give Summit Community ample time to raise alternative funds either through retail deposits or the sale of assets and obtain capital resources to restore it to well capitalized status.

Scenario 2 — Summit Community’s credit quality deteriorates such that the FHLB restricts further advances. If in the event that the Bank’s credit quality deteriorated to the point that further advances under its line with the FHLB were restricted, Summit Community:
•
Would severely curtail lending and other growth activities until such time as access to this line could be restored, thus eliminating the need for net new advances.

•
Would still have available current liquid funding sources secured by unencumbered loans and securities totaling $758 million aside from its FHLB line, which would result in a funding source of approximately $471 million.

Scenario 3 — A competitive financial institution offers a retail deposit program at interest rates significantly above current market rates in Summit Community’s market areas. If a competitive financial institution offered a retail deposit program at rates well in excess of current market rates in Summit Community’s market area, the Bank:
•
Presently has $1.6 billion in available sources of liquid funds which could be drawn upon immediately to fund any “net run off” of deposits from this activity.

•
Would severely curtail lending and other growth activities so as to preserve the availability of as much contingency funds as possible.

•
Would begin offering its own competitive deposit program when deemed prudent so as to restore the retail deposits lost to the competition.

We continuously monitor our liquidity position to ensure that day-to-day as well as anticipated funding needs are met. We are not aware of any trends, commitments, events or uncertainties that have resulted in or are reasonably likely to result in a material change to our liquidity. Refer to page J-15 of Item 1A. Risk Factors for further discussion of our liquidity risk.
Growth and Expansion:   During 2023, we spent approximately $7.1 million on capital expenditures for premises and equipment. We expect our capital expenditures to approximate $3.0 – $4.0 million in 2024, primarily for equipment and technological upgrades.
Capital Compliance:   Our capital position is strong. Stated as a percentage of total assets, our equity ratio was 9.5% at December 31, 2023 compared to 9.1% at December 31, 2022. Our subsidiary bank, Summit Community Bank, had Tier 1 risk-based, Total risk-based and Tier 1 leverage capital in excess of the minimum “well capitalized” levels of $150.2 million, $117.8 million and $243.2 million, respectively. We intend to maintain Summit Community Bank’s capital ratios at levels that would be considered to be “well capitalized” in accordance with regulatory capital guidelines. See Note 19 of the accompanying consolidated financial statements for further discussion of our regulatory capital.
During 2023, we retained $42.3 million of earnings and the net change in accumulated other comprehensive loss was $4 million, principally resulting from $8.7 million unrealized net gains on securities available for sale and $4.7 million unrealized net losses on cashflow and fair value hedges.
In April 2021, we sold through a private placement 1,500 shares or $15.0 million of Series 2021 6% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, $1.00 par value, with a liquidation preference of $10,000 per share (the “Preferred Stock”). The Preferred Stock is non-convertible and will pay noncumulative dividends, if and when declared by the Summit board of directors, at a rate of 6.0% per annum. Dividends declared will be payable quarterly in arrears on the 15th day of March, June, September and December of each year. Summit contributed the proceeds of this issuance to the capital of SCB to support its lending, investing and other financial activities.
Dividends:   Cash dividends per share totaled $0.84 and $0.76 during 2023 and 2022, respectively, representing dividend payout ratios of 21.6% and 18.2%, respectively. It is our intention to continue to pay dividends on a quarterly basis during 2024. Future dividend amounts will depend on the earnings and financial condition of our subsidiary bank as well as general economic conditions.
The primary source of funds for the dividends paid to our shareholders is dividends received from our subsidiary bank. Dividends paid by our subsidiary bank are subject to restrictions by banking law and regulations and require approval by the bank’s regulatory agency if dividends declared in any year exceed the bank’s current year’s net income, as defined, plus its retained net profits of the two preceding years. In addition, cash dividends depend on the earnings and financial condition of our subsidiary bank and our capital adequacy as well as general economic conditions. During 2024, the net retained profits available for distribution to Summit as dividends without regulatory approval are approximately $90.1 million.
Contractual Cash Obligations:   During our normal course of business, we incur contractual cash obligations. Refer to Note 10 of the accompanying consolidated financial statements for further discussion of our lease commitments and Note 13 for information regarding debt obligations.

Off-Balance Sheet Arrangements:   We are involved with some off-balance sheet arrangements that have or are reasonably likely to have an effect on our financial condition, liquidity, or capital. Refer to Note 17 of the accompanying consolidated financial statements for further discussion of our off-balance sheet arrangements.
QUARTERLY FINANCIAL DATA
A summary of our selected quarterly financial data is as follows:
	2023
Dollars in thousands, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$50,475	$60,863	$64,694	$66,516
Net interest income	34,189	40,313	41,273	40,793
Net income	14,101	8,209	16,332	16,597
Basic earnings per share	$1.09	$0.54	$1.10	$1.12
Diluted earnings per share	$1.08	$0.54	$1.09	$1.11
	2022
Dollars in thousands, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$32,893	$35,563	$42,451	$47,840
Net interest income	29,554	30,965	34,113	34,353
Net income	11,693	12,014	14,423	15,086
Basic earnings per share	$0.90	$0.92	$1.11	$1.16
Diluted earnings per share	$0.90	$0.92	$1.11	$1.16
Item 7A.   Quantitative and Qualitative Disclosures about Market Risk
MARKET RISK MANAGEMENT
Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates and equity prices. Interest rate risk is our primary market risk and results from timing differences in the repricing of assets, liabilities and off-balance sheet instruments, changes in relationships between rate indices and the potential exercise of embedded options. Accordingly, our net income is affected by changes in the absolute level of interest rates.
Some amount of interest rate risk is inherent and appropriate to the banking business. The principal objective of asset/liability management is to minimize interest rate risk and our actions in this regard are taken under the guidance of our Asset/Liability Management Committee (“ALCO”). The ALCO is comprised of members of the Board of Directors and of members of senior management. The ALCO actively formulates the economic assumptions that we use in our financial planning and budgeting process and establishes policies which control and monitor our sources, uses and prices of funds.
Our interest rate risk position at December 31, 2023 was liability sensitive. That is, absent any changes in the volumes of our interest earning assets or interest bearing liabilities, liabilities are likely to reprice faster than assets, resulting in an increase in net income in a falling rate environment. Net income would decrease in a rising interest rate environment.
Net interest income is also subject to changes in the shape of the yield curve. Prior to the Federal Reserve’s actions in 2022 to rapidly raise short-term interest rates, the yield curve was very low but gradually upward sloping. The recent rate increases resulted in a steepening of the yield curve on the short end (within 1 year), while the longer end of the curve is inverted between 1 and 10 years — meaning that the yield on short-term instruments are higher than longer-term instruments. A flat or inverted interest rate curve is an unfavorable interest rate environment for many financial institutions, including Summit, as short-term interest rates generally drive our deposit pricing while longer-term interest rates generally impact our loan and investment pricing. In general, a flattening yield curve would decrease our earnings due to the compression of earning asset yields and funding rates, while a steepening would result in increased earnings as margins widen.

Several techniques are available to monitor and control the level of interest rate risk. We primarily use earnings simulations modeling to monitor interest rate risk. The earnings simulation model forecasts the effects on net interest income under a variety of interest rate scenarios that incorporate changes in the absolute level of interest rates and changes in the shape of the yield curve. Each increase or decrease in rates is assumed to gradually take place over a 12 month period and then remain stable, except for the up 400 scenario, which assumes a gradual increase in rates over 24 months. Assumptions used to project yields and rates for new loans and deposits are derived from historical analysis. Securities portfolio maturities and prepayments are reinvested in like instruments. Mortgage loan prepayment assumptions are developed from industry estimates of prepayment speeds. Noncontractual deposit repricings are modeled on historical patterns.
The following table presents the estimated sensitivity of our net interest income to changes in interest rates, as measured by our earnings simulation model as of December 31, 2023. The sensitivity is measured as a percentage change in net interest income given the stated changes in interest rates (gradual change over 12 months, stable thereafter) compared to net interest income with rates unchanged in the same period. These changes in interest rates assume parallel shifts in the yield curve and do not take into account changes in the slope of the yield curve, unless otherwise indicated.
	Estimated % Change in Net Interest Income over:
Change in Interest Rates	0 – 12 Months	13 – 24 Months
Down 100 basis points(1)	0.7%	5.6%
Down 200 basis points(1)	1.8%	4.7%
Down 200 basis points – steepening curve(2)	6.1%	18.7%
Up 200 basis points(1)	-2.1%	4.2%

(1)
assumes a parallel shift in the yield curve over 12 months, with no change thereafter

(2)
assumes short-term rates move down 200 basis points over 12 months while long-term rates remain relatively unchanged over 12 months, with no change thereafter

Over the next 12 months, we project that our net interest income, absent any changes in: 1) the volumes of interest earning assets and interest bearing liabilities or 2) the shape of the yield curve, would likely increase in a falling rate environment, and would likely decline in a rising interest rate environment.

REPORT OF MANAGEMENT’S ASSESSMENT OF INTERNAL CONTROL OVER
FINANCIAL REPORTING
Summit Financial Group, Inc. is responsible for the preparation, integrity and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with United States generally accepted accounting principles and necessarily include some amounts that are based on management’s best estimates and judgments.
We, as management of Summit Financial Group, Inc., are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles and in conformity with the Federal Financial Institutions Examination Council instructions for consolidated Reports of Condition and Income (call report instructions). The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.
The Audit Committee, consisting entirely of independent directors, meets regularly with management, internal auditors and the independent registered public accounting firm and reviews audit plans and results, as well as management’s actions taken in discharging responsibilities for accounting, financial reporting and internal control. Our independent registered public accounting firm and the internal auditors have direct and confidential access to the Audit Committee at all times to discuss the results of their examinations.
Management assessed the Corporation’s system of internal control over financial reporting as of December 31, 2023. In making this assessment, we used the criteria for effective internal control over financial reporting set forth in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, management concludes that, as of December 31, 2023, its system of internal control over financial reporting is effective and meets the criteria of the Internal Control — Integrated Framework. Yount, Hyde & Barbour, P.C., Winchester, Virginia (U.S. PCAOB Auditor Firm I.D.: 613), independent registered public accounting firm that audited our consolidated financial statements, has issued an attestation report on the Corporation’s internal control over financial reporting.
Management is also responsible for compliance with the federal and state laws and regulations concerning dividend restrictions and federal laws and regulations concerning loans to insiders designated by the FDIC as safety and soundness laws and regulations.
/s/ H. Charles Maddy, III President and Chief Executive Officer	/s/ Robert S. Tissue Executive Vice President and Chief Financial Officer	/s/ Julie R. Markwood Executive Vice President and Chief Accounting Officer
Moorefield, West Virginia
March 12, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Summit Financial Group, Inc.
Opinion on the Internal Control over Financial Reporting
We have audited Summit Financial Group, Inc. and its subsidiaries (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control —  Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes to the consolidated financial statements of the Company and our report dated March 12, 2024 expressed an unqualified opinion.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Report of Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ YOUNT, HYDE & BARBOUR, P.C.
Winchester, Virginia
March 12, 2024

Item 8.   Financial Statements and Supplementary Data
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Summit Financial Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Summit Financial Group, Inc. and its subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 12, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses (ACL) — Loans Collectively Evaluated & Off-Balance-Sheet Credit Exposures
Description of the Matter
As discussed in Note 7 (Loans and Allowance for Credit Losses on Loans) and Note 17 (Commitments and Contingencies) to the financial statements, the Company is subject to Accounting Standards Update 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. Accounting Standards Codification Topic 326 (ASC 326) requires, among other provisions, the measurement of all expected credit losses for loans and off-balance sheet exposures based on historical experience, current conditions, and reasonable and supportable forecasts. The ACL is a valuation allowance that represents management’s current best estimate of expected credit losses considering available information, from internal and external sources, relevant to assessing collectability of loans over the loans’ contractual terms (“life of loan” concept).
The Company’s ACL for loans collectively evaluated for impairment was $45.8 million, the total ACL for loans was $48.1 million and total loans, net of unearned fees, were $3.7 billion as of December 31, 2023. The ACL on off-balance sheet credit exposures totaled $7.7 million with related unfunded commitments totaling $891.3 million as of December 31, 2023. The Company’s methodology applies historical loss information, adjusted for asset-specific characteristics, economic conditions at the measurement date, and forecasts about future economic conditions expected to exist through the contractual life of the loans that are reasonable and supportable, to the identified pools of loans with similar risk characteristics. Loans are segmented into pools based upon similar characteristics and risk profiles and based on the degree of correlation of how loans within each pool respond to various economic conditions. The Company uses a loss-rate, or cohort, method to estimate expected credit losses for the identified loan pools. The cohort method tracks respective losses generated by that cohort of loans over their remaining lives. Loss rates are adjusted for qualitative factors that are not otherwise considered. The qualitative factors considered by management include reasonable and supportable forecasts of economic conditions; trends in credit quality; volume and concentrations of credit; and changes in lending policy, underwriting standards, and management. Management exercised significant judgment when assessing the qualitive factors in estimating the ACL.
We identified the measurement of the ACL as a critical audit matter as auditing this estimate involved especially complex and subjective auditor judgment in evaluating and testing management’s assertions over an inherently complex estimation process that requires significant management judgment.
How We Addressed the Matter in Our Audit
The primary audit procedures we performed to address this critical audit matter included:
•
Obtaining an understanding and testing the design and operating effectiveness of the Company’s ACL methodology, internal controls, and management review controls related to collectively evaluated loans, including the process of:

•
The continued usage of the cohort method as the expected loss model, including assessment and reasonableness of loan pools, analysis of delay period, model validation, monitoring, and the completeness and accuracy of key data inputs and assumptions.

•
Qualitative factors, including sources of reasonable and supportable economic forecasts and other key inputs.

•
Governance and management review processes.

•
Substantively testing management’s process for measuring the ACL related to collectively evaluated loans and off-balance sheet credit exposures, including:

•
Evaluating the conceptual soundness, assumptions, and key data inputs of the Company’s ACL expected loss rate methodology, including the reasonableness of loan pools and related cohort loss rates.

•
Evaluating the methodology’s qualitative factors, including:

•
The completeness and accuracy of the data inputs used as a basis for the qualitative factors.

•
The reasonableness of management’s judgments related to the determination of qualitative factors.

•
The directional consistency and reasonableness of the qualitative factor adjustments in accordance with ranges established in management’s methodology.

•
Testing the mathematical accuracy of the calculation, including the application of the cohort loss rates and qualitative factors.

Business Combinations — Fair Value of Acquired Loans
Description of the Matter
As described in Note 3 (Mergers and Acquisitions) to the financial statements, the Company completed its acquisition of PSB Holding Corp. (PSB) on April 1, 2023 for total consideration of $39.6 million. The transaction was accounted for as a business combination using the acquisition method of accounting. Accordingly, assets acquired and liabilities assumed were recorded at fair value on the acquisition date, including acquired loans with an aggregate fair value of $363.0 million. Determining the acquired fair values, particularly in relation to the loan portfolio, is inherently subjective and involves significant judgment regarding the methods and assumptions used to estimate fair value. In determining the fair value of loans acquired, management must determine whether or not acquired loans have evidence of more-than-insignificant credit deterioration at acquisition, the amount and timing of cash flows expected to be collected, and market discount rates, among other assumptions. Changes in these assumptions could have a significant impact on the fair value of the loans acquired and the amount of goodwill recorded.
We identified the acquisition date fair value of acquired loans as a critical audit matter as auditing this estimate is especially complex and requires subjective auditor judgment. Auditing this estimate required a high level of judgment in evaluating management’s identification of loans with evidence of credit deterioration, the need for specialized skill in development and application of subjective assumptions in estimated cash flows, and the size of the acquired loan portfolio.
How We Addressed the Matter in Our Audit
The primary audit procedures we performed to address this critical audit matter included the following:
•
Obtaining an understanding and testing the design and operating effectiveness of the Company’s business combination accounting practices, internal controls, and related management review controls, including the process of:

•
The appropriateness of the valuation approach and methodology.

•
Review of valuation specialist valuation, including financial information, data, assumptions utilized and key inputs, specifically as it relates to the valuation for acquired loans.

•
Substantively testing management’s process, including the use of our own valuation specialist to assess the Company’s methods and significant assumptions utilized in determining the fair value of the acquired loan portfolio and evaluating whether the assumptions used were reasonable with respect to market participant views and other factors.

•
Testing the completeness and accuracy of loans determined to have credit deterioration at acquisition and evaluating the reasonableness of the criteria utilized by management in making the determination.

•
Testing the accuracy of the data utilized in the development of acquisition date fair values by confirming, on a sample basis, select data.

/s/ YOUNT, HYDE & BARBOUR, P.C.
We have served as the Company’s auditor since 2016.
Winchester, Virginia
March 12, 2024

Consolidated Balance Sheets
	December 31,
Dollars in thousands	2023	2022
ASSETS
Cash and due from banks	$21,834	$16,469
Interest bearing deposits with other banks	30,398	28,248
Cash and cash equivalents	52,232	44,717
Debt securities available for sale (at fair value)	502,762	405,201
Debt securities held to maturity (at amortized cost; estimated fair value – $88,319 – 2023, $86,627 – 2022)	94,227	96,163
Less: allowance for credit losses	—	—
Debt securities held to maturity, net	94,227	96,163
Equity investments (at fair value)	10,958	29,494
Other investments	21,130	16,029
Loans net of unearned fees	3,681,612	3,082,818
Less: allowance for credit losses	(48,090)	(38,899)
Loans, net	3,633,522	3,043,919
Property held for sale	3,729	5,067
Premises and equipment, net	63,038	53,981
Accrued interest and fees receivable	20,004	15,866
Goodwill and other intangible assets, net	74,430	62,150
Cash surrender value of life insurance policies and annuities	85,679	71,640
Derivative financial instruments	33,145	40,506
Other assets	39,466	31,959
Total assets	$4,634,322	$3,916,692
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Non-interest bearing	$593,576	$553,616
Interest bearing	3,121,572	2,616,263
Total deposits	3,715,148	3,169,879
Short-term borrowings	302,957	225,999
Long-term borrowings	637	658
Subordinated debentures, net	103,782	103,296
Subordinated debentures owed to unconsolidated subsidiary trusts	19,589	19,589
Other liabilities	52,001	42,741
Total liabilities	4,194,114	3,562,162
Commitments and Contingencies
Shareholders’ Equity
Preferred stock, $1.00 par value, authorized 250,000 shares; issued: 2023 and 2022 – 1,500 shares	14,920	14,920
Common stock and related surplus, $2.50 par value; authorized 20,000,000 shares; issued and oustanding: 2023 – 14,683,457 shares, 2022 – 12,783,646 shares	129,990	90,696
Retained earnings	302,783	260,393
Accumulated other comprehensive loss	(7,485)	(11,479)
Total shareholders’ equity	440,208	354,530
Total liabilities and shareholders’ equity	$4,634,322	$3,916,692
See Notes to Consolidated Financial Statements

Consolidated Statements of Income
	For the Year Ended December 31,
Dollars in thousands (except per share amounts)	2023	2022	2021
Interest income
Loans, including fees
Taxable	$217,615	$145,188	$112,268
Tax-exempt	240	176	362
Securities
Taxable	18,412	8,442	5,884
Tax-exempt	5,549	4,610	3,586
Interest on interest bearing deposits with other banks	732	331	315
Total interest income	242,548	158,747	122,415
Interest expense
Deposits	73,191	20,683	8,181
Short-term borrowings	6,816	3,786	1,768
Long-term borrowings and subordinated debentures	5,972	5,292	2,534
Total interest expense	85,979	29,761	12,483
Net interest income	156,569	128,986	109,932
Provision for credit losses	12,250	6,950	4,000
Net interest income after provision for credit losses	144,319	122,036	105,932
Noninterest income
Trust and wealth management fees	3,436	2,978	2,886
Mortgage origination revenue	577	1,480	3,999
Service charges on deposit accounts	6,977	6,150	5,032
Bank card revenue	7,299	6,261	5,896
Net realized (losses)/gains on debt securities	(266)	(708)	425
Net gains on equity investments	740	265	202
Bank owned life insurance and annuities income	1,576	1,211	1,026
Other	537	516	742
Total noninterest income	20,876	18,153	20,208
Noninterest expenses
Salaries, commissions and employee benefits	46,296	40,452	34,386
Net occupancy expense	5,851	5,128	4,824
Equipment expense	9,094	7,253	6,990
Professional fees	1,775	1,628	1,578
Advertising and public relations	1,113	893	697
Amortization of intangibles	3,335	1,440	1,563
FDIC premiums	2,458	1,224	1,449
Bank card expense	3,429	2,928	2,668
Foreclosed properties expense, net of (gains)/losses	89	236	1,745
Acquisition-related expenses	6,444	114	1,224
Other	14,909	11,583	11,615
Total noninterest expenses	94,793	72,879	68,739
Income before income tax expense	70,402	67,310	57,401
Income tax expense	15,163	14,094	11,663
Net income	$55,239	$53,216	$45,738
Preferred stock dividends	900	900	589
Net income applicable to common shares	$54,339	$52,316	$45,149
Basic earnings per common share	$3.82	$4.10	$3.49
Diluted earnings per common share	$3.81	$4.08	$3.47
See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income
	For the Year Ended December 31,
Dollars in thousands	2023	2022	2021
Net income	$55,239	$53,216	$45,738
Other comprehensive income (loss):
Net unrealized (loss) gain on cashflow hedges of:
2023 – $(6,641), net of deferred taxes of $1,594; 2022 – $22,203, net of deferred taxes of $(5,329); 2021 – $6,743, net of deferred taxes of $(1,618)	(5,047)	16,874	5,125
Net unrealized gain (loss) on fair value hedge of available for sale securities of:
2023 – $439, net of deferred taxes of $(105); 2022 – $7,663, net of deferred taxes of $(1,839); 2021 – $(550), net of deferred taxes of $132	334	5,824	(418)
Net unrealized gain (loss) on debt securities available for sale of:
2023 – $11,434, net of deferred taxes of $(2,744) and reclassification adjustment for net realized losses included in net income of $(266), net of tax of $64	8,690
2022 – $(52,327) net of deferred taxes of $12,558 and reclassification adjustment for net realized losses included in net income of $(708), net of tax of $170		(39,769)
2021 – $(6,510), net of deferred taxes of $1,562 and reclassification adjustment for net realized gains included in net income of $425, net of tax of $(102)			(4,948)
Net change in actuarial (loss) gain on post-retirement benefits plan of:
2023 – $(33), net of deferred taxes of $8; 2022 – $214, net of deferred taxes of $(51); 2021 – $64, net of deferred taxes of $(15)	(25)	163	49
Net change in actuarial gain (loss) on defined-benefit pension plan of:
2023 – $55, net of deferred taxes of $(13); 2022 – $(70), net of deferred taxes of $17; 2021 – $301, net of deferred taxes of $(72)	42	(53)	229
Total other comprehensive income (loss)	3,994	(16,961)	37
Total comprehensive income	$59,233	$36,255	$45,775
See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders’ Equity
For the Years Ended December 31, 2023, 2022 and 2021
Dollars in thousands (except per share amounts)	Preferred Stock and Related Surplus	Common Stock and Related Surplus	Unallocated Common Stock Held by ESOP	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Shareholders’ Equity
Balance, December 31, 2020	$—	$94,964	$(472)	$181,643	$5,445	$281,580
Net income	—	—	—	45,738	—	45,738
Other comprehensive income					37	37
Exercise of stock options and SARs – 10,604 shares	—	16	—	—	—	16
Vesting of RSUs – 4,171 shares	—	—	—	—	—	—
Share-based compensation expense	—	646	—	—	—	646
Issuance of 1,500 shares of preferred stock, net of issuance costs	14,920	—	—	—	—	14,920
Unallocated ESOP shares committed to be released – 23,002 shares	—	315	248	—	—	563
Purchase and retirement of 248,244 shares of common stock	—	(6,710)	—	—	—	(6,710)
Common stock issuances from reinvested dividends – 11,588 shares	—	294	—	—	—	294
Preferred stock cash dividends declared	—	—	—	(589)		(589)
Common stock cash dividends declared ($0.70 per share)	—	—	—	(9,022)	—	(9,022)
Balance, December 31, 2021	14,920	89,525	(224)	217,770	5,482	327,473
Net income	—	—	—	53,216	—	53,216
Other comprehensive loss					(16,961)	(16,961)
Exercise of SARs – 5,841 shares	—	—	—	—	—	—
Vesting of RSUs – 6,205 shares	—	—	—	—	—	—
Share-based compensation expense	—	624	—	—	—	624
Unallocated ESOP shares committed to be released – 20,702 shares	—	344	224	—	—	568
Common stock issuances from reinvested dividends – 7,773 shares	—	203	—	—	—	203
Preferred stock cash dividends declared	—	—	—	(900)	—	(900)
Common stock cash dividends declared ($0.76 per share)	—	—	—	(9,693)	—	(9,693)
Balance, December 31, 2022	14,920	90,696	—	260,393	(11,479)	354,530
Net income	—	—	—	55,239	—	55,239
Other comprehensive income					3,994	3,994
Exercise of SARs – 5,470 shares	—	—	—	—	—	—
Vesting of RSUs – 3,484 shares	—	—	—	—	—	—
Share-based compensation expense	—	739	—	—	—	739
Common stock issuances from reinvested dividends – 10,124 shares	—	249	—	—	—	249

Dollars in thousands (except per share amounts)	Preferred Stock and Related Surplus	Common Stock and Related Surplus	Unallocated Common Stock Held by ESOP	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Shareholders’ Equity
Acquisition of PSB Holding Corp. – 1,880,732 shares, net of issuance costs	—	39,020	—	—	—	39,020
Purchase of minority interest	—	(714)	—	—	—	(714)
Preferred stock cash dividends declared	—	—	—	(900)	—	(900)
Common stock cash dividends declared ($0.84 per share)	—	—	—	(11,949)	—	(11,949)
Balance, December 31, 2023	$14,920	$129,990	$—	$302,783	$(7,485)	$440,208

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
	For the Year Ended December 31,
Dollars in thousands	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$55,239	$53,216	$45,738
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,848	3,608	3,587
Provision for credit losses	12,250	6,950	4,000
Share-based compensation expense	739	624	646
Deferred income tax (benefit) expense	(303)	218	264
Loans originated for sale	(4,383)	(19,158)	(107,097)
Proceeds from sale of loans	4,460	19,712	111,020
Gains on loans held for sale	(77)	(327)	(2,153)
Realized losses (gains) on debt securities, net	266	708	(425)
Gains on equity investments	(740)	(265)	(202)
Gain on disposal of assets	(71)	(21)	(108)
Write-downs of foreclosed properties	132	187	1,417
Amortization of securities premiums, net	1,118	4,746	4,348
Accretion related to acquisition adjustments, net	(3,899)	(1,111)	(1,583)
Amortization of intangibles	3,335	1,440	1,563
Earnings on bank owned life insurance and annuities	(1,715)	(993)	(1,140)
(Increase) decrease in accrued interest receivable	(2,638)	(5,288)	1,563
Decrease in other assets	1,878	434	139
Increase in other liabilities	4,290	3,264	269
Net cash provided by operating activities	73,729	67,944	61,846
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities and calls of debt securities available for sale	4,492	1,875	8,070
Proceeds from sales of debt securities available for sale	135,701	69,211	64,932
Principal payments received on debt securities available for sale	40,702	37,860	29,869
Purchases of debt securities available for sale	(125,547)	(168,928)	(226,427)
Purchase of equity investments	(744)	(8,619)	(20,000)
Purchases of other investments	(28,860)	(24,797)	(1,152)
Proceeds from redemptions of equity investments	21,413	—	—
Proceeds from redemptions of other investments	23,233	18,489	3,139
Net loan originations	(234,696)	(323,320)	(296,679)
Purchases of premises and equipment	(7,087)	(1,346)	(4,537)
Proceeds from disposal of premises and equipment	116	85	558
Improvements to property held for sale	(2)	(36)	100
Proceeds from sale of repossessed assets and property held for sale	1,531	4,732	4,715
Cash and cash equivalents from acquisitions, net of cash consideration paid – 2023 – $595; 2021 – $48,920	14,364	—	95,699
Purchases of life insurance contracts and annuities	(34)	(10,034)	(34)
Net cash used in investing activities	(155,418)	(404,828)	(341,747)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in demand deposit, NOW and savings accounts	41,045	399,225	279,913
Net increase (decrease) in time deposits	7,335	(171,524)	(95,230)
Net increase in short-term borrowings	59,308	85,853	—

	For the Year Ended December 31,
Dollars in thousands	2023	2022	2021
Repayment of long-term borrowings	(5,165)	(21)	(20)
Proceeds from subordinated debt	—	—	75,000
Proceeds from issuance of common stock, net of issuance costs	244	203	294
Proceeds from issuance of preferred stock, net of issuance costs	—	—	14,920
Purchase and retirement of common stock	—	—	(6,710)
Purchase of minority interest	(714)	—	—
Exercise of stock options	—	—	16
Dividends paid on common stock	(11,949)	(9,693)	(9,022)
Dividends paid on preferred stock	(900)	(900)	(589)
Net cash provided by financing activities	89,204	303,143	258,572
Increase (decrease) in cash and cash equivalents	7,515	(33,741)	(21,329)
Cash and cash equivalents
Beginning	44,717	78,458	99,787
Ending	$52,232	$44,717	$78,458
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash payments for:
Interest	$82,482	$27,034	$12,425
Income taxes	$13,264	$12,566	$10,257
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES
Real property and other assets acquired in settlement of loans	$217	$6	$532
Right of use assets obtained in exchange for lease obligations	$3,950	$370	$2,023
SUPPLEMENTAL DISCLOSURES OF NONCASH TRANSACTIONS INCLUDED IN ACQUISITION
Assets acquired	$546,216	$—	$58,054
Liabilities assumed	$522,242	$—	$164,085

See Notes to Consolidated Financial Statements

NOTE 1.   BASIS OF PRESENTATION
We are a financial holding company headquartered in Moorefield, West Virginia. We offer community banking and trust and wealth management services through our community bank subsidiary, Summit Community Bank (“Summit Community”). We provide commercial and retail banking services primarily in the Eastern Panhandle, Southern and North Central regions of West Virginia, the Northern, Shenandoah Valley and Southwestern regions of Virginia, the Central region of Kentucky, the Eastern Shore of Maryland and Delaware.
Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.
Use of estimates:   We must make estimates and assumptions that affect the reported amounts and disclosures in preparing our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates.
Principles of consolidation:   The accompanying consolidated financial statements include the accounts of Summit and its wholly-owned subsidiary. All significant accounts and transactions among these entities have been eliminated.
Comprehensive income/loss:   Comprehensive income/loss consists of net income and other comprehensive income/loss. Other comprehensive income/loss includes unrealized gains and losses on securities available for sale, cash flow hedges, fair value hedges of available for sale securities, other post-retirement benefits and pension plans, which are recognized as separate components of equity.
Cash and cash equivalents:   Cash and cash equivalents includes cash on hand, amounts due from banks (including cash items in process of clearing), interest bearing deposits with other banks and federal funds sold.
Loans held for sale:   Loans held for sale are valued at the lower of aggregate carrying cost or fair value. Gains or losses realized on the sales of loans are recognized in noninterest income at the time of sale.
Cash surrender value of life insurance policies:   We have purchased life insurance policies on certain employees. Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.
Presentation of cash flows:   For purposes of reporting, cash flows from demand deposits, NOW accounts, savings accounts and short-term borrowings are reported on a net basis, since their original maturities are less than three months. Cash flows from loans and certificates of deposit and other time deposits are reported net.
Advertising:   Advertising costs are expensed as incurred.
Trust services:   Assets held in an agency or fiduciary capacity are not our assets and are not included in the accompanying consolidated balance sheets. Trust services income is recognized on the cash basis in accordance with customary banking practice. Reporting such income on a cash basis does not produce results that are materially different from those that would result from use of the accrual basis.
Transfer of Financial Assets:   Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from us, the transferee obtains the right (free of condition that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and we do not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity date.
Unconsolidated subsidiary trusts:   In accordance with accounting principles generally accepted in the United States, we do not consolidate subsidiary trusts which issue guaranteed preferred beneficial interests in subordinated debentures (Trust Preferred Securities). The Trust Preferred Securities qualify as Tier 1 capital for regulatory purposes. See Note 13 of our Notes to Consolidated Financial Statements for a discussion of our subordinated debentures owed to unconsolidated subsidiary trusts.

Significant accounting policies:   The following table identifies our other significant accounting policies and the Note and page where a detailed description of each policy can be found.
Mergers and Acquisitions	Note 3	Page J-75
Fair Value Measurements	Note 4	Page J-78
Debt Securities	Note 5	Page J-84
Equity and Other Investments	Note 6	Page J-90
Loans and Allowance for Credit Losses on Loans	Note 7	Page J-91
Property Held for Sale	Note 8	Page J-108
Premises and Equipment	Note 9	Page J-109
Lease Commitments	Note 10	Page J-109
Goodwill and Other Intangible Assets	Note 11	Page J-110
Borrowed Funds	Note 13	Page J-112
Derivative Financial Instruments	Note 14	Page J-113
Income Taxes	Note 15	Page J-116
Employee Benefits	Note 16	Page J-118
Share-Based Compensation	Note 16	Page J-118
Earnings Per Share	Note 20	Page J-123
Accumulated Other Comprehensive (Loss) Income	Note 21	Page J-124
Revenue From Contracts with Customers	Note 22	Page J-125
NOTE 2.   SIGNIFICANT NEW AUTHORITATIVE ACCOUNTING GUIDANCE
Recently Adopted
In July 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-03, Presentation of Financial Statements (Topic 205), Income Statement — Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation — Stock Compensation (Topic 718): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022 EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280 — General Revision of Regulation S-X: Income or Loss Applicable to Common Stock. ASU 2023-03 amends the ASC for SEC updates pursuant to SEC Staff Accounting Bulletin No. 120; SEC Staff Announcement at the March 24, 2022 Emerging Issues Task Force (“EITF”) Meeting; and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280 — General Revision of Regulation S-X: Income or Loss Applicable to Common Stock. These updates were immediately effective and did not have a significant impact on our consolidated financial statements.
In March 2022, the FASB issued ASU 2022-02, Financial Instruments — Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 eliminates the accounting guidance for troubled debt restructurings in ASC Subtopic 310-40, Receivables — Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Additionally, ASU 2022-02 requires entities to disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC Subtopic 326-20, Financial Instruments — Credit Losses — Measured at Amortized Cost. ASU 2022-02 was effective for us on January 1, 2023 and its adoption did not have a significant impact on our consolidated financial statements.
In March 2022, the FASB issued ASU No. 2022-01, Derivatives and Hedging (Topic 815), Fair Value Hedging — Portfolio Layer Method. ASU 2022-01 clarifies the guidance in ASC 815 on fair value hedge accounting of interest rate risk for portfolios of financial assets and is intended to better align hedge accounting with an organization’s risk management strategies. In 2017, FASB issued ASU 2017-12 to better align the economic results of risk management activities with hedge accounting. One of the major provisions of that standard was the addition of the last-of-layer hedging method. For a closed portfolio of fixed-rate prepayable financial assets or one or more beneficial interests secured by a portfolio of prepayable financial instruments, such as mortgages or mortgage-backed securities, the last-of-layer method allows an entity to hedge its exposure to fair value changes due to changes in interest rates for a portion of the portfolio that is not expected to be affected by prepayments, defaults, and other events affecting the timing and amount of cash flows. ASU 2022-01 renames that method the portfolio layer method. ASU 2022-01 was effective January 1, 2023 and its adoption did not have a material impact on our consolidated financial statements.
In October 2021, the FASB issued ASU 2021-08 Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The ASU was effective January 1, 2023 and its adoption did not have a material impact on our consolidated financial statements.
In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting which provides temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance was effective January 1, 2023 and its adoption did not have any material adverse impact to our business operation or financial results during the period of transition.
Pending Adoption
In December 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this ASU require an entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, which is greater than five percent of the amount computed by multiplying pretax income by the entity’s applicable statutory rate, on an annual basis. Additionally, the amendments in this ASU require an entity to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions that are equal to or greater than five percent of total income taxes paid (net of refunds received). Lastly, the amendments in this ASU require an entity to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. This ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis; however, retrospective application is permitted. We do not expect the adoption of ASU 2023-06 to have a material impact on our consolidated financial statements.
In October 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. This ASU incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. We do not expect the adoption of ASU 2023-06 to have a material impact on our consolidated financial statements.

In March 2023, the FASB issued ASU 2023-02, Investments — Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method. These amendments allow reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. The ASU is effective for public business entities for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for all entities in any interim period. We do not expect the adoption of ASU 2023-02 to have a material impact on our consolidated financial statements.
In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. ASU 2022-03 clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The ASU is effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted. We do not expect the adoption of ASU 2022-03 to have a material impact on our consolidated financial statements.
NOTE 3.   MERGERS AND ACQUISITIONS
Pending Merger
On August 24, 2023, we entered into an Agreement and Plan of Reorganization with Burke & Herbert Financial Services Corp. (“Burke & Herbert”), a $3.6 billion Virginia corporation headquartered in Alexandria, Virginia, pursuant to which Summit will merge with and into Burke & Herbert, with Burke & Herbert as the surviving entity. Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each outstanding share of Summit common stock, par value $2.50 per share will be converted into the right to receive 0.5043 shares of Burke & Herbert common stock, par value $0.50 per share. Holders of Summit common stock will receive cash in lieu of fractional shares. The merger is intended to be a tax-free reorganization under Section 368(a) of the Internal Revenue Code.
We anticipate the merger will close in the second quarter of 2024, subject to customary closing conditions, including regulatory approval. Immediately following the merger, Summit Community Bank, Inc., Summit’s wholly owned banking subsidiary, will be merged with and into Burke & Herbert’s wholly owned banking subsidiary, Burke & Herbert Bank & Trust Company, with B&H Bank the surviving bank. Refer to our Form 8-K filed with the SEC on August 24, 2023 for further details.
PSB Holding Corp. Merger
On April 1, 2023, Summit acquired 100% of the ownership of PSB Holding Corp. (“PSB”), headquartered in Preston, Maryland. PSB merged with and into Summit, with Summit as the surviving entity (the “Merger”). Immediately following the Merger, Provident State Bank, Inc., PSB’s wholly owned banking subsidiary, merged with and into Summit’s wholly owned banking subsidiary, Summit Community Bank, Inc., (“Summit Community Bank”). Each PSB shareholder received 1.2347 shares of Summit common stock for each outstanding share of PSB common stock representing $39.0 million stock consideration, or 1,880,732 shares of Summit common stock. In addition, cash consideration of $595,000 was paid for settlement of outstanding stock options and payments for fractional shares. At consummation, PSB’s assets and liabilities approximated $568 million and $528 million respectively.
We accounted for the acquisition using the acquisition method of accounting in accordance with ASC 805, Business Combinations and accordingly, the assets and liabilities of PSB were recorded at their respective acquisition date fair values. The fair values of assets and liabilities were preliminary and subject to refinement for up to one year after acquisition date as additional information relative to the acquisition date fair values becomes available. We recognized preliminary goodwill of $687,000 in connection with the acquisition (not deductible for income tax purposes), which is not amortized for financial reporting purposes, but is subject to annual impairment testing. The core deposit intangible represents the value of long-term deposit relationships acquired in this transaction and will be amortized over an estimated weighted average life of 10 years using an accelerated method which approximates the estimated run-off of the acquired deposits. The following table details the total consideration paid on April 1, 2023 in connection with the acquisition of PSB, the fair values of the assets acquired and liabilities assumed and the resulting preliminary goodwill.

(Dollars in thousands)	As Recorded by Provident	Estimated Fair Value Adjustments	Estimated Fair Values as Recorded by Summit
Cash consideration			$595
Stock consideration			39,025
Total consideration			39,620
Identifiable assets acquired:
Cash and cash equivalents	$14,959	$—	$14,959
Securities available for sale, at fair value	122,734	—	122,734
Securities held to maturity	20,466	(2,275)	18,191
Loans
Purchased performing	363,446	(17,418)	346,028
Purchased credit deteriorated	18,473	(1,495)	16,978
Allowance for credit losses on loans	(3,341)	3,341	—
Premises and equipment	6,600	(425)	6,175
Core deposit intangibles	—	14,928	14,928
Other assets	24,981	(3,799)	21,182
Total identifiable assets acquired	$568,318	$(7,143)	$561,175
Identifiable liabilities assumed:
Deposits	497,802	(249)	497,553
Short-term borrowings	17,650	—	17,650
Long-term borrowings	5,209	(66)	5,143
Other liabilities	7,284	(5,388)	1,896
Total identifiable liabilities assumed	$527,945	$(5,703)	$522,242
Net identifiable assets acquired	$40,373	$(1,440)	$38,933
Preliminary goodwill resulting from acquisition			$687
MVB Bank Branches Acquisition
On July 10, 2021, Summit Community Bank, Inc. (“SCB”), a wholly-owned subsidiary of Summit, acquired four MVB Bank locations located in southern West Virginia: one in Kanawha County, one in Putnam County, and two in Cabell County. In addition, SCB acquired two MVB Bank drive-up banking locations in Cabell County. SCB assumed certain deposits and loans totaling approximately $164 million and $54 million, respectively. The purchase price was $9.8 million equaling the average daily closing balance of the deposits for the thirty (30) day period prior to the closing multiplied by 6.00%.
This acquisition was determined to constitute a business combination in accordance with ASC 805, Business Combinations, and accordingly, we accounted for the acquisition using the acquisition method of accounting, recording the assets and liabilities of MVB Bank at their acquisition date respective fair values. Determining the fair value of assets and liabilities, particularly related to the loan portfolio, is a complicated process involving significant judgment regarding methods and assumptions used to calculate the estimated fair values. The fair values were preliminary and subject to refinement for up to one year after the acquisition date as additional information relative to the acquisition date fair values became available. We recognized goodwill of $10.33 million in connection with the acquisition (deductible for income tax purposes), which is not amortized for financial reporting purposes, but is subject to annual impairment testing. The core deposit intangible represents the value of long-term deposit relationships acquired in this transaction and will be amortized over an estimated weighted average life of 10 years using an accelerated method which approximates the estimated run-off of the acquired deposits. The following table details the total consideration paid on July 10, 2021 in connection with the acquisition of the MVB Bank branches, the fair values of the assets acquired and liabilities assumed and the resulting goodwill.

(Dollars in thousands)	As Recorded by MVB	Estimated Fair Value Adjustments	Estimated Fair Values as Recorded by Summit
Cash consideration			$9,807
Total consideration			9,807
Identifiable assets acquired:
Cash and cash equivalents	$946	$—	$946
Loans
Purchased performing	53,440	478	53,918
Purchased credit deteriorated	488	(91)	397
Premises and equipment	3,431	(129)	3,302
Core deposit intangibles	—	178	178
Other assets	260	—	260
Total identifiable assets acquired	$58,565	$436	$59,001
Identifiable liabilities assumed:
Deposits	163,081	959	164,040
Other liabilities	45	—	45
Total identifiable liabilities assumed	$163,126	$959	$164,085
Net liabilities assumed	$(104,561)	$(523)	$(105,084)
Net cash received from MVB			94,753
Goodwill resulting from acquisition			$10,331
The following is a description of the methods used to determine the fair values of significant assets and liabilities presented for each transaction above.
Cash and cash equivalents:   The carrying amount of these assets approximates their fair value based on the short-term nature of these assets, with the exception of certificates of deposits held at other banks, which were adjusted to fair value based upon current interest rates.
Securities:   Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair value estimates are based on observable inputs including quoted market prices for similar instruments, quoted market prices that are not in an active market or other inputs that are observable in the market.
Loans:   Fair values for loans are based on a discounted cash flow methodology that considered factors including the type of loan and related collateral, collectability, fixed or variable interest rate, term of loan, amortization status and current market rates. Loans were grouped together according to similar characteristics and were treated in the aggregate when applying various valuation techniques. The discount rates used for loans are based on current market rates for new originations of comparable loans and include adjustments for liquidity concerns, if any.
Premises and equipment:   The fair value real property was determined based upon appraisals by licensed appraisers. The fair value of tangible personal property, which is not material, was assumed to equal the carrying value.
Core deposit intangible:   This intangible asset represents the value of the relationships with deposit customers. The fair value was estimated based on a discounted cash flow methodology that gave appropriate consideration to expected customer attrition rates, cost of the deposit base, reserve requirements and the net maintenance cost attributable to customer deposits.
Deposits:   The fair values of the demand and savings deposits by definition equal the amount payable on demand at the acquisition date. The fair values for time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered to the contractual interest rates on such time deposits.

Long-term borrowings:   The fair value of long-term fixed-rate borrowings was estimated using by discounting future cash flows using current interest rates for similar financial instruments.
Loans acquired in a business combination are recorded at estimated fair value on the date of acquisition without the carryover of the related allowance for credit losses on loans.
In accordance with ASC 326, loans acquired in a business combination that have experienced more-than-insignificant deterioration in credit quality since origination are considered purchased credit deteriorated (“PCD”) loans. At the acquisition date, an estimate of expected credit losses is made for groups of PCD loans with similar risk characteristics and individual PCD loans without similar risk characteristics. This initial allowance for credit losses is allocated to individual PCD loans and added to the purchase price or acquisition date fair values to establish the initial amortized cost basis of the PCD loans. As the initial allowance for credit losses is added to the purchase price, there is no credit loss expense recognized upon acquisition of a PCD loan. Any difference between the unpaid principal balance of PCD loans and the amortized cost basis is considered to relate to noncredit factors and results in a discount or premium. Discounts and premiums are recognized through interest income on a level-yield method over the life of the loans.
Loans not designated PCD loans as of the acquisition date are designated purchased performing loans. We account for purchased performing loans using the contractual cash flows method of recognizing discount accretion based on the acquired loans’ contractual cash flows. Purchased performing loans are recorded at fair value, including a credit discount. The fair value discount is accreted as an adjustment to yield over the estimated lives of the loans. There is no allowance for credit losses established at the acquisition date for purchased performing loans. A provision for credit losses is recorded for any deterioration in these loans subsequent to the acquisition.
The revenues and earnings of our acquired entities during 2023 and 2021, as if the business combinations occurred as of the beginning of the comparable prior annual reporting period, are impracticable to provide because each acquisition was integrated into our existing operations and financial information relative to the acquired entities is not maintained.
During 2023 and 2021, we purchased loans, for which there was, at the time of acquisition, more than significant deterioration of credit quality since origination (PCD loans). The carrying amount of these loans at acquisition is as follows:
	For the Year Ended December 31,
Dollars in thousands	2023	2021
Purchase price of PCD loans at acquisition	$18,473	$488
Allowance for credit losses – loans at acquisition	1,495	91
Non-credit discount at acquisition	729	(2)
Par value of PCD loans at acquisition	16,249	399
NOTE 4.   FAIR VALUE MEASUREMENTS
In accordance with ASC 820 Fair Value Measurements, fair value is based upon the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy is utilized to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:
Level 1:   Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2:   Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active and other inputs that are observable or can be corroborated by observable market data.

Level 3:   Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and our creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. Our valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes our valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein. A more detailed description of the valuation methodologies used for assets and liabilities measured at fair value is set forth below. Transfers between levels of the fair value hierarchy are recognized on the actual date of the event or circumstances that caused the transfer, which generally coincides with our monthly and/or quarterly valuation process.
Assets and Liabilities Recorded at Fair Value on a Recurring Basis
Assets and liabilities measured at fair value on a recurring basis include the following:
Debt Securities Available for Sale:   Debt securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 debt securities include U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets. Level 2 debt securities include U.S. agency securities, mortgage-backed securities, municipal bonds and corporate debt securities. Certain trust preferred securities classified as corporate debt securities are Level 3 due to limited market trades of these classes of securities.
Equity Investments:   Equity investments are recorded at fair value on a recurring basis, with changes in fair value reported in net income. At December 31, 2023 and 2022, we held an investment in an S&P 500 index mutual fund with a fair value of $6.6 million and $5.2 million, respectively. The mutual fund is actively traded on an exchange, and we classify it as Level 1.
We purchased perpetual preferred stock of a bank holding company issued in October 2022 in a private offering. The perpetual preferred stock does not trade on an exchange or in an active over-the-counter market; therefore, we estimate its fair value using the present value of its future cash flows using observed discount rates of similar publicly-traded securities, adjusted for a liquidity premium. We classify the perpetual preferred stock as Level 2, and its fair value at December 31, 2023 and 2022 was $2.8 million and $2.9 million, respectively.
Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment. Such equity securities totaled $1.6 million and $800,000 at December 31, 2023 and 2022 respectively and are included in Equity Investments on the accompanying consolidated balance sheets.
Derivative Financial Instruments:   Derivative financial instruments are recorded at fair value on a recurring basis. Fair value measurement is based on pricing models run by a third-party, utilizing observable market-based inputs. All future floating cash flows are projected and both floating and fixed cash flows are discounted to the valuation date. As a result, we classify interest rate swaps and caps as Level 2.
Assets and Liabilities Recorded at Fair Value on a Recurring Basis
The tables below present the recorded amount of assets and liabilities measured at fair value on a recurring basis.

Dollars in thousands	Balance at December 31, 2023	Fair Value Measurements Using:
		Level 1	Level 2	Level 3
Debt securities available for sale
U.S. Government sponsored agencies	$22,825	$—	$22,825	$—
Residential mortgage-backed securities:
Government sponsored agencies	129,567	—	129,567	—
Nongovernment sponsored entities	73,869	—	69,262	4,607
State and political subdivisions	94,929	—	94,929	—
Corporate debt securities	37,907	—	37,907	—
Asset-backed securities	44,205	—	44,205	—
Tax-exempt state and political subdivisions	99,460	—	99,460	—
Total debt securities available for sale	$502,762	$—	$498,155	$4,607
Equity investments	$10,958	$6,557	$4,401	$—
Derivative financial assets
Interest rate caps	$24,314	$—	$24,314	$—
Interest rate swaps	8,831	—	8,831	—
Dollars in thousands	Balance at December 31, 2022	Fair Value Measurements Using:
		Level 1	Level 2	Level 3
Debt securities available for sale
U.S. Government sponsored agencies	$20,219	$—	$20,219	$—
Residential mortgage-backed securities:
Government sponsored agencies	51,456	—	51,456	—
Nongovernment sponsored entities	61,617	—	61,617	—
State and political subdivisions	93,067	—	93,067	—
Corporate debt securities	31,628	—	29,788	1,840
Asset-backed securities	19,476	—	19,476	—
Tax-exempt state and political subdivisions	127,738	—	127,738	—
Total debt securities available for sale	$405,201	$—	$403,361	$1,840
Equity investments	$29,494	$25,766	$3,728	$—
Derivative financial assets
Interest rate caps	$30,601	$—	$30,601	$—
Interest rate swaps	9,905	—	9,905	—
Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis
We may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period.
Collateral Dependent Loans with an ACLL:   In accordance with ASC 326, we may determine that an individual loan exhibits unique risk characteristics which differentiate it from other loans within our loan pools. In such cases, the loans are evaluated for expected credit losses on an individual basis and excluded from the collective evaluation. Specific allocations of the allowance for credit losses are determined by analyzing the borrower’s ability to repay amounts owed, collateral deficiencies, the relative risk grade of the loan and economic conditions affecting the borrower’s industry, among other things. A loan is considered to be collateral dependent when, based upon management’s assessment, the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral.

In such cases, expected credit losses are based on the fair value of the collateral at the measurement date, adjusted for estimated selling costs if satisfaction of the loan depends on the sale of the collateral. We reevaluate the fair value of collateral supporting collateral dependent loans on a quarterly basis. The fair value of real estate collateral supporting collateral dependent loans is evaluated by appraisal services using a methodology that is consistent with the Uniform Standards of Professional Appraisal Practice.
Property Held for Sale:   Property held for sale consists of real estate acquired in foreclosure or other settlement of loans. Foreclosed assets are initially recorded at fair value, less estimated selling costs, when acquired establishing a new cost basis. Such assets are carried on the balance sheet at the lower of the investment in the real estate or its fair value less estimated selling costs. The fair value of foreclosed properties is determined on a nonrecurring basis generally utilizing current appraisals performed by an independent, licensed appraiser applying an income or market value approach using observable market data (Level 2). Updated appraisals of foreclosed properties are generally obtained if the existing appraisal is more than 18 months old or more frequently if there is a known deterioration in value. However, if a current appraisal is not available, the original appraised value is discounted, as appropriate, to compensate for the estimated depreciation in the value of the real estate since the date of its original appraisal. Such discounts are generally estimated based upon management’s knowledge of sales of similar property within the applicable market area and its knowledge of other real estate market-related data as well as general economic trends (Level 3). Upon foreclosure, any fair value adjustment is charged against the allowance for credit losses on loans. Subsequent fair value adjustments are recorded in the period incurred and included in other noninterest expense in the consolidated statements of income.
Assets measured at fair value on a nonrecurring basis are included in the tables below.
Dollars in thousands	Balance at December 31, 2023	Fair Value Measurements Using:
		Level 1	Level 2	Level 3
Collateral-dependent loans with an ACLL
Commercial real estate	$13,488	$—	$13,488	$—
Construction and development	248	—	248	—
Residential real estate	637	—	637	—
Total collateral-dependent loans with an ACLL	$14,373	$—	$14,373	$—
Property held for sale
Commercial real estate	$297	$—	$297	$—
Construction and development	3,176	—	3,176	—
Total property held for sale	$3,473	$—	$3,473	$—
Dollars in thousands	Balance at December 31, 2022	Fair Value Measurements Using:
		Level 1	Level 2	Level 3
Collateral-dependent loans with an ACLL
Commercial real estate	$3,051	$—	$3,051	$—
Construction and development	350	—	350	—
Residential real estate	182	—	182	—
Total collateral-dependent loans with an ACLL	$3,583	$—	$3,583	$—
Property held for sale
Commercial real estate	$297	$—	$297	$—
Construction and development	4,480	—	4,480	—
Total property held for sale	$4,777	$—	$4,777	$—
ASC Topic 825, Financial Instruments, requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The estimated fair value approximates carrying value for cash and cash equivalents, accrued interest and the cash surrender value of life insurance policies and annuities. The methodologies for other financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis are discussed below:
Loans:   The estimated fair value approximates carrying value for variable-rate loans that reprice frequently and with no significant change in credit risk. The fair value of fixed-rate loans and variable-rate loans which reprice on an infrequent basis is estimated by discounting future cash flows using the current interest rates at which similar loans with similar terms would be made to borrowers of similar credit quality. An overall valuation adjustment is made for specific credit risks as well as general portfolio credit risk.
Other Investments:   The carrying value of other investments, consisting principally of Federal Home Loan Bank stock, is a reasonable estimate of fair value of this stock. This stock is non-transferable and can only be redeemed at its par value by FHLB.
Deposits:   The estimated fair value approximates carrying value for demand deposits. The fair value of fixed-rate deposit liabilities with defined maturities is estimated by discounting future cash flows using the interest rates currently offered for deposits of similar remaining maturities. The estimated fair value of deposits does not take into account the value of our long-term relationships with depositors, commonly known as core deposit intangibles, which are separate intangible assets, and not considered financial instruments. Nonetheless, we would likely realize a core deposit premium if our deposit portfolio were sold in the principal market for such deposits.
Borrowed Funds:   The estimated fair value approximates carrying value for short-term borrowings. The fair value of long-term fixed-rate borrowings is estimated using quoted market prices, if available, or by discounting future cash flows using current interest rates for similar financial instruments.
Subordinated debentures:   The fair value of subordinated debentures is estimated by discounting future cash flows using current interest rates.

The following tables present the carrying amount, fair value, and placement in the fair value hierarchy of our financial instruments as of December 31, 2023 and December 31, 2022.
	At December 31, 2023		Fair Value Measurements Using:
Dollars in thousands	Carrying Value	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$52,232	$52,232	$21,834	$30,398	$—
Debt securities available for sale	502,762	502,762	—	498,155	4,607
Debt securities held to maturity	94,227	88,319	—	88,319	—
Equity investments	10,958	10,958	6,557	4,401	—
Other investments	21,130	21,130	—	21,130	—
Loans, net	3,633,522	3,467,324	—	14,373	3,452,951
Accrued interest receivable	20,004	20,004	—	20,004	—
Cash surrender value of life insurance policies and annuities	85,679	85,679	—	85,679	—
Derivative financial assets	33,145	33,145	—	33,145	—
	$4,453,659	$4,281,553	$28,391	$795,604	$3,457,558
Financial liabilities
Deposits	$3,715,148	$3,706,250	$—	$3,706,250	$—
Short-term borrowings	302,957	302,957	—	302,957	—
Long-term borrowings	637	642	—	642	—
Subordinated debentures	103,782	90,902	—	90,902	—
Subordinated debentures owed to unconsolidated subsidiary trusts	19,589	19,589	—	19,589	—
Accrued interest payable	3,980	3,980	—	3,980	—
	$4,146,093	$4,124,320	$—	$4,124,320	$—
	At December 31, 2022		Fair Value Measurements Using:
Dollars in thousands	Carrying Value	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$44,717	$44,717	$16,469	$28,248	$—
Debt securities available for sale	405,201	405,201	—	403,361	1,840
Debt securities held to maturity	96,163	86,627	—	86,627	—
Equity investments	29,494	29,494	25,766	3,728	—
Other investments	16,029	16,029	—	16,029	—
Loans, net	3,043,919	2,966,814	—	3,583	2,963,231
Accrued interest receivable	15,866	15,866	—	15,866	—
Cash surrender value of life insurance policies and annuities	71,640	71,640	—	71,640	—
Derivative financial assets	40,506	40,506	—	40,506	—
	$3,763,535	$3,676,894	$42,235	$669,588	$2,965,071

	At December 31, 2022		Fair Value Measurements Using:
Dollars in thousands	Carrying Value	Estimated Fair Value	Level 1	Level 2	Level 3
Financial liabilities
Deposits	$3,169,879	$3,155,725	$—	$3,155,725	$—
Short-term borrowings	225,999	225,999	—	225,999	—
Long-term borrowings	658	667	—	667	—
Subordinated debentures	103,296	91,801	—	91,801	—
Subordinated debentures owed to unconsolidated subsidiary trusts	19,589	19,589	—	19,589	—
Accrued interest payable	2,357	2,357	—	2,357	—
	$3,521,778	$3,496,138	$—	$3,496,138	$—

NOTE 5.   DEBT SECURITIES
We classify debt securities as held to maturity, available for sale or trading according to management’s intent. The appropriate classification is determined at the time of purchase of each security and re-evaluated at each reporting date.
Debt securities held to maturity:   Certain debt securities for which we have the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts.
Debt securities available for sale:   Debt securities not classified as “held to maturity” or as “trading” are classified as “available for sale.” Securities classified as “available for sale” are those securities that we intend to hold for an indefinite period of time, but not necessarily to maturity. “Available for sale” securities are reported at estimated fair value net of unrealized gains or losses, which are adjusted for applicable income taxes and reported as a separate component of shareholders’ equity.
Debt trading securities:   There are no securities classified as “trading” in the accompanying financial statements.
Allowance for Credit Losses — Debt Securities Available for Sale:   For debt securities available for sale in an unrealized loss position, we first assess whether (i) we intend to sell or (ii) it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either case is affirmative, any previously recognized allowances are charged-off and the security’s amortized cost is written down to fair value through income. If neither case is affirmative, the security is evaluated to determine whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and any adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Adjustments to the allowance are reported in our income statement as a component of the provision for credit losses. We have elected to exclude accrued interest receivable on available-for-sale securities from the estimate of credit losses. Debt securities available for sale are charged-off against the allowance or, in the absence of any allowance, written down through income when deemed uncollectible or when either of the aforementioned criteria regarding intent or requirement to sell is met.
Allowance for Credit Losses — Debt Securities Held to Maturity:   The allowance for credit losses on debt securities held to maturity is a contra-asset valuation account, calculated in accordance with ASC 326, that is deducted from the amortized cost basis of debt securities held to maturities to present our best estimate of the net amount expected to be collected. Debt securities held to maturity are charged-off against the allowance when deemed uncollectible. Adjustments to the allowance are reported in our income statement as a component of the provision for credit losses. We measure expected credit losses on debt securities held to maturity on a collective basis by major security type with each type sharing similar risk characteristics and considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. We made the accounting policy election to exclude accrued interest receivable on debt securities held to maturity from the estimate of credit losses.
Realized gains and losses on sales of securities are recognized on the specific identification method. Amortization of premiums and accretion of discounts are computed using the interest method.
Debt Securities Available for Sale
The amortized cost, unrealized gains, unrealized losses and estimated fair values of debt securities available for sale at December 31, 2023 and 2022, are summarized as follows:
	December 31, 2023
		Unrealized
Dollars in thousands	Amortized Cost	Gains	Losses	Fair Value
Debt Securities Available for Sale
Taxable debt securities
U.S. Government and agencies and corporations	$23,295	$38	$508	$22,825
Residential mortgage-backed securities:
Government-sponsored agencies	133,709	729	4,871	129,567
Nongovernment-sponsored entities	78,350	22	4,503	73,869
State and political subdivisions
General obligations	79,323	3	14,995	64,331
Various tax revenues	10,665	—	2,107	8,558
Other revenues	26,822	—	4,782	22,040
Corporate debt securities	39,618	52	1,763	37,907
Asset-backed securities	44,388	81	264	44,205
Total taxable debt securities	436,170	925	33,793	403,302
Tax-exempt debt securities
State and political subdivisions
General obligations	80,144	581	3,716	77,009
Other revenues	24,882	28	2,459	22,451
Total tax-exempt debt securities	105,026	609	6,175	99,460
Total debt securities available for sale	$541,196	$1,534	$39,968	$502,762
	December 31, 2022
		Unrealized
Dollars in thousands	Amortized Cost	Gains	Losses	Fair Value
Debt Securities Available for Sale
Taxable debt securities
U.S. Government and agencies and corporations	$20,446	$83	$310	$20,219
Residential mortgage-backed securities:
Government-sponsored agencies	55,184	80	3,808	51,456
Nongovernment-sponsored entities	65,860	48	4,291	61,617
State and political subdivisions
General obligations	82,410	9	19,924	62,495

	December 31, 2022
		Unrealized
Dollars in thousands	Amortized Cost	Gains	Losses	Fair Value
Various tax revenues	10,699	—	2,591	8,108
Other revenues	29,044	—	6,580	22,464
Corporate debt securities	33,409	44	1,825	31,628
Asset-backed securities	20,009	—	533	19,476
Total taxable debt securities	317,061	264	39,862	277,463
Tax-exempt debt securities
State and political subdivisions
General obligations	93,910	281	6,719	87,472
Water and sewer revenues	17,560	120	1,154	16,526
Lease revenues	7,411	47	411	7,047
Various tax revenues	7,851	—	1,115	6,736
Other revenues	11,274	9	1,326	9,957
Total tax-exempt debt securities	138,006	457	10,725	127,738
Total debt securities available for sale	$455,067	$721	$50,587	$405,201

Accrued interest receivable on debt securities available for sale totaled $3.1 million and $3.0 million at December 31, 2023 and 2022, respectively and is included in accrued interest and fees receivable in the accompanying consolidated balance sheets.
The below information is relative to the five states where issuers with the highest volume of state and political subdivision securities held in our portfolio are located. We own no such securities of any single issuer which we deem to be a concentration.
	December 31, 2023
		Unrealized
Dollars in thousands	Amortized Cost	Gains	Losses	Fair Value
California	$43,903	$—	$8,423	$35,480
Texas	29,284	220	3,604	25,900
Michigan	18,749	8	1,481	17,276
Oregon	14,719	—	3,006	11,713
Pennsylvania	11,214	19	1,231	10,002
Management performs pre-purchase and ongoing analysis to confirm that all investment securities meet applicable credit quality standards. We principally use credit ratings from Nationally Recognized Statistical Rating Organizations (“NRSROs”) to support analyses of our portfolio of securities issued by state and political subdivisions, as we generally do not purchase securities that are rated below the six highest NRSRO rating categories. In addition to considering a security’s NRSRO rating, we also assess or confirm through an internal review of an issuer’s financial information and other applicable information that: 1) the issuer’s risk of default is low; 2) the characteristics of the issuer’s demographics and economic environment are satisfactory; and 3) the issuer’s budgetary position and stability of tax or other revenue sources are sound.
The proceeds from sales, calls and maturities of available for sale securities, including principal payments received on mortgage-backed obligations, and the related gross gains and losses realized are as follows:

Dollars in thousands	Proceeds from			Gross realized
Years ended December 31,	Sales	Calls and Maturities	Principal Payments	Gains	Losses
2023	$135,701	$4,492	$40,702	$1,254	$1,520
2022	69,211	1,875	37,860	288	996
2021	64,932	8,070	29,869	1,210	785
Residential mortgage-backed obligations having contractual maturities ranging from 1 to 49 years are included in the following maturity distribution schedules based on their anticipated average life to maturity, which ranges from 2 months to 17 years. Accordingly, discounts are accreted and premiums are amortized over the anticipated average life to maturity of the specific obligation.
The maturities, amortized cost and estimated fair values of securities available for sale at December 31, 2023, are summarized as follows:
Dollars in thousands	Amortized Cost	Fair Value
Due in one year or less	$61,455	$59,934
Due from one to five years	161,414	156,157
Due from five to ten years	112,930	105,048
Due after ten years	205,397	181,623
Total	$541,196	$502,762
At December 31, 2023 and 2022, securities with estimated carrying values of $349.4 million and $238.6 million respectively, were pledged to secure public deposits and for other purposes required or permitted by law.
Provided below is a summary of debt securities available for sale which were in an unrealized loss position and for which an allowance for credit losses has not been recorded at December 31, 2023 and 2022.
	2023
		Less than 12 months		12 months or more		Total
Dollars in thousands	# of securities in loss position	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Taxable debt securities
U.S. Government agencies and corporations	39	$11,809	$287	$9,329	$221	$21,138	$508
Residential mortgage-backed securities:
Government-sponsored agencies	133	68,815	1,528	32,902	3,343	101,717	4,871
Nongovernment-sponsored entities	35	27,804	1,493	40,274	3,010	68,078	4,503
State and political subdivisions:
General obligations	54	—	—	63,336	14,995	63,336	14,995
Various tax revenues	7	—	—	8,558	2,107	8,558	2,107
Other revenues	21	1,530	56	18,854	4,726	20,384	4,782
Corporate debt securities	21	6,758	341	18,310	1,422	25,068	1,763
Asset-backed securities	17	23,823	110	9,961	154	33,784	264

	2023
		Less than 12 months		12 months or more		Total
Dollars in thousands	# of securities in loss position	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Tax-exempt debt securities
State and political subdivisions:
General obligations	39	7,479	69	43,626	3,647	51,105	3,716
Other revenues	19	807	28	19,317	2,431	20,124	2,459
Total	385	$148,825	$3,912	$264,467	$36,056	$413,292	$39,968

	2022
		Less than 12 months		12 months or more		Total
Dollars in thousands	# of securities in loss position	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Taxable debt securities
U.S. Government agencies and corporations	28	$8,012	$99	$9,577	$211	$17,589	$310
Residential mortgage-backed securities:
Government-sponsored agencies	58	21,831	1,104	19,459	2,704	41,290	3,808
Nongovernment-sponsored entities	27	35,727	2,974	10,041	1,317	45,768	4,291
State and political subdivisions:
General obligations	56	11,258	1,476	49,858	18,448	61,116	19,924
Various tax revenues	7	1,352	276	6,756	2,315	8,108	2,591
Other revenues	23	6,361	1,040	16,103	5,540	22,464	6,580
Corporate debt securities	20	8,308	591	13,072	1,234	21,380	1,825
Asset-backed securities	13	11,680	277	7,796	256	19,476	533
Tax-exempt debt securities
State and political subdivisions:
General obligations	52	50,671	1,823	26,062	4,896	76,733	6,719
Water and sewer revenues	13	8,800	403	4,471	751	13,271	1,154
Lease revenues	2	3,330	11	1,985	400	5,315	411
Various tax revenues	4	3,597	439	3,139	676	6,736	1,115
Other revenues	7	2,900	393	4,812	933	7,712	1,326
Total	310	$173,827	$10,906	$173,131	$39,681	$346,958	$50,587
We do not intend to sell the above securities, and it is more likely than not that we will not be required to sell these securities before recovery of their amortized cost bases. We believe that this decline in value is primarily attributable to changes in market interest rates, and in some cases limited market liquidity and is not due to credit quality, as none of these securities are in default and all carry above investment grade ratings. Accordingly, no allowance for credit losses has been recognized relative to these securities.

Debt Securities Held to Maturity
The amortized cost, unrealized gains, unrealized losses and estimated fair values of debt securities held to maturity at December 31, 2023 and 2022 are summarized as follows:
	December 31, 2023
Dollars in thousands	Amortized Cost	Unrealized		Estimated Fair Value
		Gains	Losses
Debt Securities Held to Maturity
Tax-exempt debt securities
State and political subdivisions
General obligations	$68,966	$—	$4,029	$64,937
Water and sewer revenues	7,816	—	417	7,399
Lease revenues	4,151	—	321	3,830
Sales tax revenues	4,446	—	409	4,037
Various tax revenues	5,425	—	536	4,889
Other revenues	3,423	—	196	3,227
Total Debt Securities Held to Maturity	$94,227	$—	$5,908	$88,319
	December 31, 2022
Dollars in thousands	Amortized Cost	Unrealized		Estimated Fair Value
		Gains	Losses
Debt Securities Held to Maturity
Tax-exempt debt securities
State and political subdivisions
General obligations	$70,401	$—	$6,480	$63,921
Water and sewer revenues	8,006	—	672	7,334
Lease revenues	4,234	—	534	3,700
Sales tax revenues	4,515	—	689	3,826
Various tax revenues	5,511	—	871	4,640
Other revenues	3,496	—	290	3,206
Total Debt Securities Held to Maturity	$96,163	$—	$9,536	$86,627
Accrued interest receivable on debt securities held to maturity totaled $1.1 million at December 31, 2023 and 2022 respectively, and is included in accrued interest and fees receivable in the accompanying consolidated balance sheets.
The below information is relative to the five states where issuers with the highest volume of state and political subdivision securities held in our held to maturity portfolio are located. We own no such securities of any single issuer which we deem to be a concentration.
	December 31, 2023
Dollars in thousands	Amortized Cost	Unrealized		Estimated Fair Value
		Gains	Losses
Texas	$14,795	$—	$854	$13,941
California	9,450	—	454	8,996
Pennsylvania	8,322	—	439	7,883
Florida	7,331	—	637	6,694
Michigan	6,772	—	503	6,269

The following table displays the amortized cost of held to maturity securities by credit rating at December 31, 2023 and 2022.
	December 31, 2023
Dollars in thousands	AAA	AA	A	BBB	Below Investment Grade
Tax-exempt state and political subdivisions	$14,866	$72,086	$7,275	$—	$—
	December 31, 2022
Dollars in thousands	AAA	AA	A	BBB	Below Investment Grade
Tax-exempt state and political subdivisions	$12,846	$75,932	$7,385	$—	$—
We owned no past due or nonaccrual held to maturity debt securities at December 31, 2023 or 2022.
The maturities, amortized cost and estimated fair values of debt securities held to maturity at December 31, 2023, are summarized as follows:
Dollars in thousands	Amortized Cost	Estimated Fair Value
Due in one year or less	$—	$—
Due from one to five years	—	—
Due from five to ten years	4,025	3,856
Due after ten years	90,202	84,463
Total	$94,227	$88,319
There were no proceeds from the calls and maturities of debt securities held to maturity for the year ended December 31, 2023 , 2022, or 2021.
NOTE 6.   EQUITY AND OTHER INVESTMENTS
Equity investments are carried at fair value, with changes in fair value reported in net income. See Note 4. Fair Value Measurements for information regarding the nature and fair values of the investments reflected on the accompanying consolidated balance sheets as Equity Investments.
We are a member bank of the Federal Home Loan Bank (“FHLB”) system. Members are required to own a certain amount of stock based on the level of borrowings from FHLB and other factors. FHLB stock is carried at cost and periodically evaluated for impairment based on ultimate recovery of par value. Dividends are reported as income as earned. This stock totaled $14.4 million and $11.3 million at December 31, 2023 and 2022 and is included in Other Investments on the accompanying consolidated balance sheets.
We have invested in four limited partnerships which own interests in diversified portfolios of qualified affordable housing projects. Also, we have purchased substantially all the interest in a limited liability company owning a qualified rehabilitated multi-family housing project. As result of these investments, Summit is allocated its proportional share of each investees’ operating losses and Federal Low-Income Housing and Rehabilitation Tax Credits. We use the proportional amortization method to account for each of these investments, whereby the cost of the investment is amortized in proportion to the amount of tax credits and other tax benefits received, and the net investment performance is recognized in the consolidated statements of income as a component of the provision for current income taxes. As of December 31, 2023 and 2022, our carrying value of these investments totaled $6.6 million and $4.8 million, respectively, and is included in Other Investments on the accompanying consolidated balance sheets. For the years ended December 31, 2023, 2022 and 2021, we realized $1,590,000, $1,309,000 and $1,087,000, respectively, in tax credits and other tax benefits on these investments, against which we amortized these investments $1,162,000, $1,177,000 and $877,000 and recognized income tax benefits of $200,000, $214,000 and $206,000.

NOTE 7.   LOANS AND ALLOWANCE FOR CREDIT LOSSES ON LOANS
Loans are generally stated at the amount of unpaid principal, reduced by unearned discount and the ACLL. Interest on loans is accrued daily on the outstanding balances. Loan origination fees and certain direct loan origination costs are deferred and amortized as adjustments of the related loan yield over its contractual life.
Loans
The following table presents the amortized cost of loans held for investment:
Dollars in thousands	2023	2022
Commercial	$503,842	$501,844
Commercial real estate – owner occupied
Professional & medical	156,941	120,872
Retail	170,391	188,196
Other	217,776	157,982
Commercial real estate – non-owner occupied
Hotels & motels	215,642	141,042
Mini-storage	68,517	51,109
Multifamily	302,298	272,705
Retail	254,246	192,270
Other	413,634	347,242
Construction and development
Land & land development	145,258	106,362
Construction	374,026	282,935
Residential 1-4 family real estate
Personal residence	362,733	265,326
Rental – small loan	142,665	121,548
Rental – large loan	116,614	92,103
Home equity	81,126	71,986
Mortgage warehouse lines	108,848	130,390
Consumer	43,756	35,372
Other
Credit cards	2,286	2,182
Overdrafts	1,013	1,352
Total loans, net of unearned fees	3,681,612	3,082,818
Less allowance for credit losses – loans	48,090	38,899
Loans, net	$3,633,522	$3,043,919
Accrued interest and fees receivable on loans totaled $14.1 million and $10.4 million at December 31, 2023 and 2022, respectively and is included in accrued interest and fees receivable in the consolidated balance sheets. Included in the totals above are net unamortized loan fees of $5.6 million and $4.6 million at December 31, 2023 and 2022, respectively.
Past Due Loans and Non-Accrual Loans.   Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on non-accrual status when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. In determining whether or not a borrower may be unable to meet payment obligations for each class of loans, we consider the borrower’s debt service capacity through the analysis of current financial information, if available, and/or current information with regards to our collateral position. Regulatory provisions would typically require the placement of a loan on non-accrual status if (i) principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection or (ii) full payment of principal and interest is not expected. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income on non-accrual loans is recognized only to the extent that cash payments are received in excess of principal due. A loan may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future principal and interest amounts contractually due are reasonably assured, which is typically evidenced by a sustained period (at least six months) of repayment performance by the borrower.
The following tables present the contractual aging of the amortized cost basis of past due loans by class.
	At December 31, 2023
Dollars in thousands	Past Due				Current	90 days or more and Accruing
	30 – 59 days	60 – 89 days	90 days or more	Total
Commercial	$1,092	$60	$485	$1,637	$502,205	$—
Commercial real estate – owner occupied
Professional & medical	327	—	357	684	156,257	—
Retail	195	165	119	479	169,912	—
Other	270	—	—	270	217,506	—
Commercial real estate – non-owner occupied
Hotels & motels	—	—	—	—	215,642	—
Mini-storage	130	—	—	130	68,387	—
Multifamily	211	—	—	211	302,087	—
Retail	777	18	—	795	253,451	—
Other	—	—	—	—	413,634	—
Construction and development
Land & land development	295	275	—	570	144,688	—
Construction	—	—	—	—	374,026	—
Residential 1-4 family real estate
Personal residence	3,511	489	1,071	5,071	357,662	—
Rental – small loan	331	78	75	484	142,181	—
Rental – large loan	—	—	411	411	116,203	—
Home equity	1,723	269	466	2,458	78,668	307
Mortgage warehouse lines	—	—	—	—	108,848	—
Consumer	228	181	106	515	43,241	5
Other
Credit cards	40	3	22	65	2,221	23
Overdrafts	—	—	—	—	1,013	—
Total	$9,130	$1,538	$3,112	$13,780	$3,667,832	$335

	At December 31, 2022
Dollars in thousands	Past Due				Current	90 days or more and Accruing
	30 – 59 days	60 – 89 days	90 days or more	Total
Commercial	$2,982	$201	$34	$3,217	$498,627	$—
Commercial real estate – owner occupied
Professional & medical	100	—	—	100	120,772	—
Retail	—	—	221	221	187,975	—
Other	376	135	37	548	157,434	—
Commercial real estate – non-owner occupied
Hotels & motels	—	—	—	—	141,042	—
Mini-storage	—	—	—	—	51,109	—
Multifamily	—	—	58	58	272,647	—
Retail	165	—	438	603	191,667	—
Other	—	—	—	—	347,242	—
Construction and development
Land & land development	317	852	—	1,169	105,193	—
Construction	—	—	—	—	282,935	—
Residential 1-4 family real estate
Personal residence	3,768	741	1,969	6,478	258,848	—
Rental – small loan	1,093	582	816	2,491	119,057	—
Rental – large loan	—	—	—	—	92,103	—
Home equity	1,401	105	52	1,558	70,428	—
Mortgage warehouse lines	—	—	—	—	130,390	—
Consumer	182	71	—	253	35,119	—
Other
Credit cards	9	13	12	34	2,148	12
Overdrafts	—	—	—	—	1,352	—
Total	$10,393	$2,700	$3,637	$16,730	$3,066,088	$12
The amount of interest recognized on nonaccrual loans during the periods presented is immaterial.
The following tables present the nonaccrual loans included in the net balance of loans.
	December 31, 2023		December 31, 2022
Dollars in thousands	Nonaccrual	Nonaccrual with No Allowance for Credit Losses – Loans	Nonaccrual	Nonaccrual with No Allowance for Credit Losses – Loans
Commercial	$1,088	$2	$93	$48
Commercial real estate – owner occupied
Professional & medical	395	—	—	—
Retail	525	—	350	—
Other	236	—	423	—
Commercial real estate – non-owner occupied
Hotels & motels	—	—	—	—
Mini-storage	—	—	—	—
Multifamily	446	—	538	—

	December 31, 2023		December 31, 2022
Dollars in thousands	Nonaccrual	Nonaccrual with No Allowance for Credit Losses – Loans	Nonaccrual	Nonaccrual with No Allowance for Credit Losses – Loans
Retail	4,073	3,520	439	—
Other	—	—	—	—
Construction and development
Land & land development	708	—	852	—
Construction	—	—	—	—
Residential 1-4 family real estate
Personal residence	1,879	—	2,892	—
Rental – small loan	1,922	245	2,066	—
Rental – large loan	410	—	—	—
Home equity	313	—	158	—
Mortgage warehouse lines	—	—	—	—
Consumer	109	—	—	—
Other
Credit cards	—	—	—	—
Overdrafts	—	—	—	—
Total	$12,104	$3,767	$7,811	$48

Modifications to Borrowers Experiencing Financial Difficulty
We adopted ASU 2022-02, Financial Instruments — Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures effective January 1, 2023. The amendments in ASU 2022-02 eliminated the recognition and measurement of troubled debt restructurings and enhanced disclosures for loan modifications to borrowers experiencing financial difficulty.
Generally, the modifications we grant are extensions of terms, deferrals of payments for an extended period or interest rate reductions. Occasionally, we may modify a loan by providing principal forgiveness. In some cases, we will modify a loan by providing multiple types, or combinations, of concessions.
The following table presents the amortized cost basis of loans as December 31, 2023 made to borrowers experiencing financial difficulty that were modified during the year ended December 31, 2023 and the percentage of those such loans to total loans in their respective loan classes. There were no commitments to lend additional funds under these modifications as of December 31, 2023.
	For the Year Ended December 31, 2023
Dollars in thousands	Payment Delay	Term Extension	Combination Term Extension and Payment Delay	Total	% of Total Class of Loans
Commercial	$—	$307	$—	$307	0.1%
Commercial real estate – owner occupied
Other	—	35	—	35	0.0%
Commercial real estate – non-owner occupied
Multifamily	—	9,760	—	9,760	3.2%
Retail	—	387	—	387	0.2%
Residential 1-4 family real estate
Personal residence	107	—	66	173	0.0%
Rental – small loan	—	345	—	345	0.2%
Total	$107	$10,834	$66	$11,007	0.3%
The ACLL incorporates an estimate of lifetime extended credit losses and is recorded on each loan upon origination or acquisition. We use a loss-rate, or cohort, method to estimate expected credit losses. The starting point for the estimate of the ACLL is historical loss information, which includes losses from modifications to borrowers experiencing financial difficulty. The assessment of whether a borrower is experiencing financial difficulty is made at the time of the modification.
Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the ACLL because of the measurement methodologies used to estimate the allowance, a change to the ACLL is generally not recorded upon modification. When principal forgiveness is granted, the amortized cost basis of the loan is written off against the ACLL.
The following table presents the financial effect of the modifications made to borrowers experiencing financial difficulty for the year ended December 31, 2023.
	For the Year Ended December 31, 2023
Dollars in thousands	Weighted-Average Payment Delay in Months	Weighted-Average Term Extension in Months
Commercial	—	12
Commercial real estate – owner occupied
Other	—	12
Commercial real estate – non-owner occupied
Multifamily	—	6
Retail	—	20
Residential 1-4 family real estate
Personal residence	8	5
Rental – small loan	—	16
The following table presents the amortized cost basis of loans that were modified during the year ended December 31, 2023 and subsequently defaulted. For purposes of this table, a default represents any loan that was more than 30 days past due at any time during the period or the loan was fully or partially charged off during the period.
	December 31, 2023
Dollars in thousands	Term Extension	Combination Term Extension and Payment Delay
Commercial	$278	$—
Residential 1-4 family real estate
Personal residence	—	66
Rental – small loan	160	—
Total	$438	$66
Upon determination that a modified loan, or a portion of a loan, has subsequently been deemed uncollectible, the loan, or a portion of the loan, is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the ACLL is adjusted by the same amount.
The following table depicts an age analysis of loans that have been modified during the year ended December 31, 2023 on an amortized costs basis.

	December 31, 2023
		Past Due
Dollars in thousands	Current	30 – 59 Days	60 – 89 Days	90 Days or More	Total
Commercial	$307	$—	$—	$—	$307
Commercial real estate – owner occupied
Other	35	—	—	—	35
Commercial real estate – non-owner occupied
Multifamily	9,760	—	—	—	9,760
Retail	387	—	—	—	387
Residential 1-4 family real estate
Personal residence	173	—	—	—	173
Rental – small loan	345	—	—	—	345
Total	$11,007	$—	$—	$—	$11,007
Troubled Debt Restructurings Prior to the Adoption of ASU 2022-02
The following table presents by class the TDRs that were restructured during the years ended December 31, 2022 and 2021. Generally, the modifications were extensions of term, modifying the payment terms from principal and interest to interest only for an extended period, or reduction in interest rate. TDRs are evaluated individually for allowance for credit loss purposes if the loan balance exceeds $500,000, otherwise, smaller balance TDR loans are included in the pools to determine ACLL.
	2022			2021
Dollars in thousands	Number of Modifications	Pre- modification Recorded Investment	Post- modification Recorded Investment	Number of Modifications	Pre- modification Recorded Investment	Post- modification Recorded Investment
Residential 1-4 family real estate
Personal residence	9	$692	$692	4	$294	$294
Rental – large loan	1	671	671	—	—	—
Home equity	2	158	158	—	—	—
Total	12	$1,521	$1,521	4	$294	$294
The following tables present defaults during the stated period of TDRs that were restructured during the prior 12 months. For purposes of these tables, a default is considered as either the loan was past due 30 days or more at any time during the period, or the loan was fully or partially charged off during the period.
	2022		2021
Dollars in thousands	Number of Defaults	Recorded Investment at Default Date	Number of Defaults	Recorded Investment at Default Date
Residential 1-4 family real estate
Personal residence	1	$22	1	$44
Home equity	1	107	—	—
Total	2	$129	1	$44
Credit Quality Indicators:   We analyze loans individually by classifying the loans as to credit risk. The appropriate risk grades are determined based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. We use the following definitions for our risk grades:

Pass:   Loans graded as Pass are loans to borrowers of acceptable credit quality and risk. They are higher quality loans that do not fit any of the other categories described below.
Special Mention:   Loans categorized as Special Mention are potentially weak. The credit risk may be relatively minor yet represent a risk given certain specific circumstances. If the potential weaknesses are not monitored or mitigated, the asset may weaken or inadequately protect our position in the future.
Substandard:   Loans categorized as Substandard are inadequately protected by the borrower’s ability to repay and/or the collateral pledged to secure the loan. These loans have identified weaknesses that could hinder normal repayment or collection of the debt. These loans are characterized by the distinct possibility that we will sustain some loss if the identified weaknesses are not mitigated.
Doubtful:   Loans categorized as Doubtful have all the weaknesses inherent in those loans classified as Substandard, with the added elements that the full collection of the loan is improbable and the possibility of loss is high.
Loss:   Loans classified as loss are considered to be non-collectible and of such little value that their continuance as a bankable asset is not warranted. This does not mean that the loan has absolutely no recovery value, but rather it is neither practical nor desirable to defer writing off the loan, even though partial recovery may be obtained in the future.
We internally grade all loans at the time of loan origination. We perform an annual loan review on all non-homogenous commercial loan relationships with an aggregate exposure of $5.0 million, at which time these loans are re-graded. In addition, during the renewal process of any loan, as well as if a loan becomes past due or if other relevant information becomes available, we will re-evaluate the loan risk grade.
Management considers the guidance in ASC 310-20 when determining whether a modification, extension, or renewal of loan constitutes a current period origination. Generally, current period renewals of credit are reunderwritten at the point of renewal and considered current period originations for purposes of the table below. As of December 31, 2023 and 2022, based on the most recent analysis performed, the risk category of loans based on year of origination is as follows:
	December 31, 2023
Dollars in thousands	Risk Rating	2023	2022	2021	2020	2019	Prior	Revolving	Revolving- Term	Total
Commercial	Pass	$63,526	$130,075	$55,932	$17,841	$15,802	$9,693	$205,654	$—	$498,523
	Special Mention	369	402	299	251	218	1,897	966	—	4,402
	Substandard	78	124	447	—	40	—	228	—	917
Total Commercial		63,973	130,601	56,678	18,092	16,060	11,590	206,848	—	503,842
Current Period Charge-Offs		—	—	(1)	—	—	(3)	(58)	—	(62)
Commercial Real Estate – Owner Occupied
Professional & medical	Pass	20,453	18,882	53,241	9,522	7,668	42,993	1,723	—	154,482
	Special Mention	—	—	—	1,092	—	867	—	—	1,959
	Substandard	—	—	—	67	—	433	—	—	500
Total Professional & Medical		20,453	18,882	53,241	10,681	7,668	44,293	1,723	—	156,941
Current Period Charge-Offs		—	—	—	—	—	(3)	—	—	(3)
Retail	Pass	5,600	22,936	66,848	11,794	23,778	34,173	3,116	—	168,245
	Special Mention	—	—	—	—	—	1,756	—	—	1,756
	Substandard	—	—	—	—	—	390	—	—	390
Total Retail		5,600	22,936	66,848	11,794	23,778	36,319	3,116	—	170,391

	December 31, 2023
Dollars in thousands	Risk Rating	2023	2022	2021	2020	2019	Prior	Revolving	Revolving- Term	Total
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Other	Pass	27,260	47,405	36,980	25,611	14,807	59,992	2,823	—	214,878
	Special Mention	—	—	53	—	128	1,670	—	—	1,851
	Substandard	—	—	—	—	367	644	36	—	1,047
Total Other		27,260	47,405	37,033	25,611	15,302	62,306	2,859	—	217,776
Current Period Charge-Offs		—	—	—	—	—	(28)	—	—	(28)
Total Commercial Real Estate – Owner Occupied		53,313	89,223	157,122	48,086	46,748	142,918	7,698	—	545,108
Commercial Real Estate – Non-Owner Occupied
Hotels & motels	Pass	55,770	37,994	11,995	9,161	53,781	28,209	1,650	—	198,560
	Substandard	—	—	—	2,647	14,238	197	—	—	17,082
Total Hotels & Motels		55,770	37,994	11,995	11,808	68,019	28,406	1,650	—	215,642
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Mini-storage	Pass	1,488	22,994	12,460	5,047	4,288	22,184	16	—	68,477
	Special Mention	—	—	—	—	—	40	—	—	40
Total Mini-storage		1,488	22,994	12,460	5,047	4,288	22,224	16	—	68,517
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Multifamily	Pass	15,406	69,803	72,257	52,648	21,966	68,610	1,163	—	301,853
	Substandard	—	—	—	400	—	45	—	—	445
Total Multifamily		15,406	69,803	72,257	53,048	21,966	68,655	1,163	—	302,298
Current Period Charge-Offs		—	—	—	—	—	(57)	—	—	(57)
Retail	Pass	39,462	53,109	57,587	49,146	10,623	35,241	4,046	—	249,214
	Special Mention	—	—	66	—	—	893	—	—	959
	Substandard	—	—	—	—	3,520	553	—	—	4,073
Total Retail		39,462	53,109	57,653	49,146	14,143	36,687	4,046	—	254,246
Current Period Charge-Offs		—	—	—	—	(3,658)	—	—	—	(3,658)
Other	Pass	45,146	104,191	114,862	56,165	15,509	55,330	9,237	—	400,440
	Special Mention	—	5,466	—	—	—	176	—	—	5,642
	Substandard	—	—	—	—	2,237	5,315	—	—	7,552
Total Other		45,146	109,657	114,862	56,165	17,746	60,821	9,237	—	413,634
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Total Commercial Real Estate – Non-Owner Occupied		157,272	293,557	269,227	175,214	126,162	216,793	16,112	—	1,254,337
Construction and Development
Land & land development	Pass	56,159	26,369	20,843	9,383	4,008	15,072	11,486	—	143,320
	Special Mention	—	—	—	144	155	419	—	—	718
	Substandard	—	95	—	—	—	1,125	—	—	1,220
Total Land & land development		56,159	26,464	20,843	9,527	4,163	16,616	11,486	—	145,258
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Construction	Pass	53,929	98,497	178,043	41,800	—	1,302	455	—	374,026
Total Construction		53,929	98,497	178,043	41,800	—	1,302	455	—	374,026
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Total Construction and Development		110,088	124,961	198,886	51,327	4,163	17,918	11,941	—	519,284

	December 31, 2023
Dollars in thousands	Risk Rating	2023	2022	2021	2020	2019	Prior	Revolving	Revolving- Term	Total
Residential 1-4 Family Real Estate
Personal residence	Pass	54,170	65,858	55,445	32,016	16,499	121,272	—	—	345,260
	Special Mention	217	73	51	—	176	8,889	—	—	9,406
	Substandard	—	—	66	—	533	7,468	—	—	8,067
Total Personal Residence		54,387	65,931	55,562	32,016	17,208	137,629	—	—	362,733
Current Period Charge-Offs		—	—	—	—	—	(89)	—	—	(89)
Rental – small loan	Pass	17,930	21,637	27,323	11,244	10,951	40,298	7,490	—	136,873
	Special Mention	—	280	219	99	182	2,283	—	—	3,063
	Substandard	534	153	—	—	—	1,942	100	—	2,729
Total Rental – Small Loan		18,464	22,070	27,542	11,343	11,133	44,523	7,590	—	142,665
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Rental – large loan	Pass	7,490	43,818	35,605	10,185	2,379	9,554	3,028	—	112,059
	Special Mention	—	—	—	—	—	3,516	—	—	3,516
	Substandard	—	629	—	—	—	410	—	—	1,039
Total Rental – Large Loan		7,490	44,447	35,605	10,185	2,379	13,480	3,028	—	116,614
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Home equity	Pass	—	100	326	97	82	1,756	76,234	—	78,595
	Special Mention	—	—	—	—	17	609	1,093	—	1,719
	Substandard	—	—	25	—	37	600	150	—	812
Total Home Equity		—	100	351	97	136	2,965	77,477	—	81,126
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Total Residential 1-4 Family Real Estate		80,341	132,548	119,060	53,641	30,856	198,597	88,095	—	703,138
Mortgage warehouse lines	Pass	—	—	—	—	—	—	108,848	—	108,848
Total Mortgage Warehouse Lines		—	—	—	—	—	—	108,848	—	108,848
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Consumer	Pass	21,206	11,580	3,953	1,720	695	1,011	912	—	41,077
	Special Mention	1,171	749	160	94	39	76	4	—	2,293
	Substandard	127	160	37	35	—	2	25	—	386
Total Consumer		22,504	12,489	4,150	1,849	734	1,089	941	—	43,756
Current Period Charge-Offs		(124)	(170)	(39)	(10)	(1)	(7)	—	—	(351)
Other
Credit cards	Pass	2,286	—	—	—	—	—	—	—	2,286
Total Credit Cards		2,286	—	—	—	—	—	—	—	2,286
Current Period Charge-Offs		(93)	—	—	—	—	—	—	—	(93)
Overdrafts	Pass	1,013	—	—	—	—	—	—	—	1,013
Total Overdrafts		1,013	—	—	—	—	—	—	—	1,013
Current Period Charge-Offs		(503)	—	—	—	—	—	—	—	(503)
Total Other		3,299	—	—	—	—	—	—	—	3,299
Total		$490,790	$783,379	$805,123	$348,209	$224,723	$588,905	$440,483	$—	3,681,612
Total Charge-Offs		$(720)	$(170)	$(40)	$(10)	$(3,659)	$(187)	$(58)	$—	(4,844)

	December 31, 2022
Dollars in thousands	Risk Rating	2022	2021	2020	2019	2018	Prior	Revolving	Revolving- Term	Total
Commercial	Pass	$145,996	$73,702	$27,247	$20,300	$3,056	$10,429	$194,641	$—	$475,371
	Special Mention	689	23,055	267	51	17	149	2,010	—	26,238
	Substandard	52	56	—	48	24	—	55	—	235
Total Commercial		146,737	96,813	27,514	20,399	3,097	10,578	196,706	—	501,844
Commercial Real Estate – Owner Occupied
Professional & medical	Pass	13,750	47,010	10,312	6,621	3,981	35,476	2,090	—	119,240
	Special Mention	—	—	1,119	—	—	233	—	—	1,352
	Substandard	—	—	72	—	—	208	—	—	280
Total Professional & Medical		13,750	47,010	11,503	6,621	3,981	35,917	2,090	—	120,872
Retail	Pass	23,604	70,257	28,128	28,327	8,163	26,538	2,226	—	187,243
	Special Mention	—	—	—	—	—	603	—	—	603
	Substandard	—	—	—	—	—	350	—	—	350
Total Retail		23,604	70,257	28,128	28,327	8,163	27,491	2,226	—	188,196
Other	Pass	43,811	27,174	24,870	7,778	15,346	34,720	3,412	—	157,111
	Special Mention	—	56	—	—	—	392	—	—	448
	Substandard	—	—	—	—	107	316	—	—	423
Total Other		43,811	27,230	24,870	7,778	15,453	35,428	3,412	—	157,982
Total Commercial Real Estate – Owner Occupied		81,165	144,497	64,501	42,726	27,597	98,836	7,728	—	467,050
Commercial Real Estate – Non-Owner Occupied
Hotels & motels	Pass	32,059	1,695	3,192	32,688	15,358	12,899	4,081	—	101,972
	Special Mention	—	—	—	36,131	—	—	—	—	36,131
	Substandard	—	—	2,716	—	—	223	—	—	2,939
Total Hotels & Motels		32,059	1,695	5,908	68,819	15,358	13,122	4,081	—	141,042
Mini-storage	Pass	2,868	13,191	7,679	3,776	13,017	10,419	115	—	51,065
	Special Mention	—	—	—	—	—	44	—	—	44
Total Mini-storage		2,868	13,191	7,679	3,776	13,017	10,463	115	—	51,109
Multifamily	Pass	57,727	56,073	53,558	29,479	21,359	53,244	646	—	272,086
	Special Mention	—	—	81	—	—	—	—	—	81
	Substandard	—	—	480	—	—	58	—	—	538
Total Multifamily		57,727	56,073	54,119	29,479	21,359	53,302	646	—	272,705
Retail	Pass	46,278	52,387	39,609	5,449	6,999	25,315	7,053	—	183,090
	Special Mention	—	—	—	—	—	964	—	—	964
	Substandard	—	—	—	7,778	—	438	—	—	8,216
Total Retail		46,278	52,387	39,609	13,227	6,999	26,717	7,053	—	192,270
Other	Pass	94,765	123,551	52,592	12,281	5,444	47,752	1,953	—	338,338
	Special Mention	5,465	—	—	—	538	—	—	—	6,003
	Doubtful	—	—	—	—	—	2,901	—	—	2,901
Total Other		100,230	123,551	52,592	12,281	5,982	50,653	1,953	—	347,242
Total Commercial Real Estate – Non- Owner Occupied		239,162	246,897	159,907	127,582	62,715	154,257	13,848	—	1,004,368

	December 31, 2022
Dollars in thousands	Risk Rating	2022	2021	2020	2019	2018	Prior	Revolving	Revolving- Term	Total
Construction and Development
Land & land development	Pass	27,857	23,490	10,670	13,395	5,142	15,859	7,484	—	103,897
	Special Mention	—	—	149	109	—	473	—	—	731
	Substandard	—	—	—	—	—	1,734	—	—	1,734
Total Land & land development		27,857	23,490	10,819	13,504	5,142	18,066	7,484	—	106,362
Construction	Pass	82,650	140,764	54,584	317	1,355	—	2,940	—	282,610
	Substandard	—	—	—	—	325	—	—	—	325
Total Construction		82,650	140,764	54,584	317	1,680	—	2,940	—	282,935
Total Construction and Development		110,507	164,254	65,403	13,821	6,822	18,066	10,424	—	389,297
Residential 1-4 Family Real Estate
Personal residence	Pass	38,783	39,416	30,297	16,003	16,581	105,822	—	—	246,902
	Special Mention	—	53	—	180	74	9,074	—	—	9,381
	Substandard	—	68	—	620	901	7,454	—	—	9,043
Total Personal Residence		38,783	39,537	30,297	16,803	17,556	122,350	—	—	265,326
Rental – small loan	Pass	22,692	26,654	11,609	10,995	8,103	30,508	5,784	—	116,345
	Special Mention	—	224	103	—	—	1,100	—	—	1,427
	Substandard	—	—	—	156	239	3,269	112	—	3,776
Total Rental – Small Loan		22,692	26,878	11,712	11,151	8,342	34,877	5,896	—	121,548
Rental – large loan	Pass	28,090	31,401	11,033	3,631	3,932	9,045	894	—	88,026
	Special Mention	—	—	—	—	—	26	—	—	26
	Substandard	670	—	—	—	—	3,381	—	—	4,051
Total Rental – Large Loan		28,760	31,401	11,033	3,631	3,932	12,452	894	—	92,103
Home equity	Pass	65	219	55	50	192	2,118	67,155	—	69,854
	Special Mention	—	—	—	—	125	626	757	—	1,508
	Substandard	51	—	—	—	58	461	54	—	624
Total Home Equity		116	219	55	50	375	3,205	67,966	—	71,986
Total Residential 1-4 Family Real Estate		90,351	98,035	53,097	31,635	30,205	172,884	74,756	—	550,963
Mortgage warehouse lines	Pass	—	—	—	—	—	—	130,390	—	130,390
Total Mortgage Warehouse Lines		—	—	—	—	—	—	130,390	—	130,390
Consumer	Pass	17,594	7,620	3,066	1,806	749	1,221	889	—	32,945
	Special Mention	1,332	362	179	83	18	102	6	—	2,082
	Substandard	207	75	31	—	3	1	28	—	345
Total Consumer		19,133	8,057	3,276	1,889	770	1,324	923	—	35,372
Other
Credit cards	Pass	2,182	—	—	—	—	—	—	—	2,182
Total Credit Cards		2,182	—	—	—	—	—	—	—	2,182
Overdrafts	Pass	1,352	—	—	—	—	—	—	—	1,352
Total Overdrafts		1,352	—	—	—	—	—	—	—	1,352
Total Other		3,534	—	—	—	—	—	—	—	3,534
Total		$690,589	$758,553	$373,698	$238,052	$131,206	$455,945	$434,775	$—	$3,082,818

Industry concentrations:   At December 31, 2023 and 2022, we had no concentrations of loans to any single industry in excess of 10% of total loans.
Loans to related parties:   We have had, and may be expected to have in the future, banking transactions in the ordinary course of business with our directors, principal officers, their immediate families and affiliated companies in which they are principal shareholders (commonly referred to as related parties). These transactions have been, in our opinion, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.
The following presents the activity with respect to related party loans aggregating $60,000 or more to any one related party (other changes represent additions to and changes in director and executive officer status):
Dollars in thousands	2023	2022
Balance, beginning	$49,309	$53,212
Additions	1,417	516
Amounts collected	(3,648)	(4,419)
Other changes, net	(7,882)	—
Balance, ending	$39,196	$49,309
Allowance for Credit Losses — Loans
The ACLL is a valuation allowance, estimated at each balance sheet date in accordance with ASC 326, that is deducted from the amortized cost basis of loans to present the net amount expected to be collected. The amount of the ACLL represents our best estimate of current expected credit losses on loans considering available information, from internal and external sources, relevant to assessing collectability over the loans’ contractual terms, adjusted for expected prepayments when appropriate (the “life-of-loan” concept). The contractual term excludes expected extensions, renewals and modifications unless (i) management has a reasonable expectation that a troubled debt restructuring will be executed with an individual borrower or (ii) such extension or renewal options are not unconditionally cancellable by us and, in such cases, the borrower is likely to meet applicable conditions and likely to request extension or renewal. Relevant available information includes historical credit loss experience, current conditions and reasonable and supportable forecasts. While historical credit loss experience provides the basis for the estimation of expected credit losses, adjustments to historical loss information may be made for differences in current portfolio-specific risk characteristics, environmental conditions or other relevant factors. The ACLL losses is measured on a collective basis for portfolios of loans when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated for expected credit losses on an individual basis and excluded from the collective evaluation. Expected credit losses for collateral dependent loans, including loans where the borrower is experiencing financial difficulty, but foreclosure is not probable, are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.
Expected credit losses are reflected in the ACLL through a charge to provision for credit losses. When we deem all or a portion of a financial asset to be uncollectible the appropriate amount is written off and the ACLL is reduced by the same amount. The Company applies judgment to determine when a financial asset is deemed uncollectible; however, generally speaking, an asset will be considered uncollectible no later than when all efforts at collection have been exhausted. Subsequent recoveries, if any, are credited to the ACLL when received.
Loan Pools.   In calculating the ACLL, most loans are segmented into pools based upon similar characteristics and risk profiles. Common characteristics and risk profiles include the type/purpose of loan, underlying collateral, geographical similarity and historical/expected credit loss patterns. In developing these loan pools for the purposes of modeling expected credit losses, we also analyzed the degree of correlation in how loans within each portfolio respond when subjected to varying economic conditions and scenarios as well as other portfolio stress factors. We have identified the pools of financial assets with similar risk characteristics for measuring expected credit losses as presented in the table of amortized cost of loans held for investment above.

We periodically reassess each pool to ensure the loans within the pool continue to share similar characteristics and risk profiles and to determine whether further segmentation is necessary.
Residential 1 – 4 family rentals are classified as small loan if the original loan amount is less than $600,000 and classified as large loan if the original loan amount equals or exceeds $600,000.
The Company’s methodology for estimating the ACLL considers available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts. The methodology applies historical loss information, adjusted for asset-specific characteristics, economic conditions at the measurement date, and forecasts about future economic conditions expected to exist through the contractual lives of the financial assets that are reasonable and supportable, to the identified pools of financial assets with similar risk characteristics for which the historical loss experience was observed. Our methodology reverts to historical loss information immediately when it can no longer develop reasonable and supportable forecasts.
Loss-Rate Method.   We use a loss-rate (“cohort”) method to estimate expected credit losses for all loan pools. The cohort method identifies and captures the balances of pooled loans with similar risk characteristics, as of a point in time to form a cohort, then tracks the respective losses generated by that cohort of loans over their remaining lives, or until the loans are “exhausted” (reached an acceptable stage at which a significant majority of all losses are expected to have been recognized). This method encompasses loan balances for as long as the loans are outstanding, so while significant history is required to represent the life-of-loan concept, this method does not require as much history due to its inclusion of loan balances in multiple cohort periods.
Qualitative Factors.   We qualitatively adjust our loan loss rates for risk factors that are not otherwise considered within our model but are nonetheless relevant in assessing the expected credit losses within our loan pools. These qualitative factor (“Q-Factor”) adjustments may increase or decrease our estimate of expected credit losses by a calculated percentage or amount based upon the estimated level of risk.
One Q-Factor adjustment to our loss rates is consideration of reasonable and supportable forecasts of economic conditions. In arriving at a reasonable and supportable economic forecast, we primarily consider the forecasted unemployment rates for the U.S., West Virginia and Virginia as loss drivers for each segmented loan pool. Secondarily, we consider the following forecasted economic data for one or more of our segmented loan pools depending on the nature of the underlying loan pool: housing price indices (U.S., West Virginia & Virginia), single-family housing starts (West Virginia & Virginia), multi-family housing starts (West Virginia & Virginia), personal income growth (U.S., West Virginia & Virginia), U.S. consumer confidence, rental vacancy rates (U.S.), and U.S. percentage change in gross domestic product.
Other risks that we may consider in making Q-Factor adjustments include, among other things, the impact of (i) changes in lending policies and procedures, including changes in underwriting standards and practices for collections, write-offs, and recoveries, (ii) changes in the nature and volume of the loan pools and in the terms of the underlying loans, (iii) changes in the experience, ability, and depth of our lending management and staff, (iv) changes in volume and severity of past due financial assets, the volume of non-accrual assets, and the volume and severity of adversely classified or graded assets, (v) changes in the quality of our credit review function, (vi) changes in the value of the underlying collateral for loans that are non-collateral dependent, (vii) the existence, growth, and effect of any concentrations of credit and (viii) other external factors such as the regulatory, legal and technological environments; competition; and events such as natural disasters or health pandemics.
Collateral Dependent Loans.   We may determine that an individual loan exhibits unique risk characteristics which differentiate it from other loans within our loan pools. In such cases, the loans are evaluated for expected credit losses on an individual basis and excluded from the collective evaluation. Specific allocations of the allowance for credit losses are determined by analyzing the borrower’s ability to repay amounts owed, collateral deficiencies, the relative risk grade of the loan and economic conditions affecting the borrower’s industry, among other things. A loan is considered to be collateral dependent when, based upon management’s assessment, the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. In such cases, expected credit losses are based on the fair value of the collateral at the measurement date, adjusted for estimated selling costs if satisfaction of the loan depends on the sale of the collateral. We reevaluate the fair value of collateral supporting collateral dependent loans on a quarterly basis. The fair value of real estate collateral supporting collateral dependent loans is evaluated by appraisal services using a methodology that is consistent with the Uniform Standards of Professional Appraisal Practice.
The following table presents the activity in the ACLL by portfolio segment during 2023 and 2022:
	For the Year Ended December 31, 2023
	Allowance for Credit Losses – Loans
Dollars in thousands	Beginning Balance	Provision for Credit Losses – Loans	Adjustment for PCD Acquired Loans	Charge-offs	Recoveries	Ending Balance
Commercial	$4,941	$(570)	$—	$(62)	$10	$4,319
Commercial real estate – owner occupied
Professional & medical	966	216	28	(3)	—	1,207
Retail	1,176	(716)	82	—	1	543
Other	426	(181)	384	(28)	—	601
Commercial real estate – non-owner occupied
Hotels & motels	1,203	1,921	—	—	—	3,124
Mini-storage	82	(3)	—	—	—	79
Multifamily	2,907	288	1	(57)	5	3,144
Retail	1,362	4,601	99	(3,658)	114	2,518
Other	2,452	(349)	632	—	12	2,747
Construction and development
Land & land development	3,482	2,085	1	—	8	5,576
Construction	11,138	3,145	—	—	—	14,283
Residential 1-4 family real estate
Personal residence	2,939	57	69	(89)	341	3,317
Rental – small loan	1,907	(135)	68	—	31	1,871
Rental – large loan	2,668	(112)	1	—	289	2,846
Home equity	705	543	130	—	52	1,430
Mortgage warehouse lines	—	—	—	—	—	—
Consumer	174	251	—	(351)	131	205
Other
Credit cards	17	93	—	(93)	9	26
Overdrafts	354	321	—	(503)	82	254
Total	$38,899	$11,455	$1,495	$(4,844)	$1,085	$48,090

	For the Year Ended December 31, 2022
	Allowance for Credit Losses – Loans
Dollars in thousands	Beginning Balance	Provision for Credit Losses – Loans	Charge-offs	Recoveries	Ending Balance
Commercial	$3,218	$1,774	$(237)	$186	$4,941
Commercial real estate – owner occupied
Professional & medical	1,092	(126)	—	—	966
Retail	1,362	(79)	(108)	1	1,176
Other	575	(88)	(61)	—	426
Commercial real estate – non-owner occupied
Hotels & motels	2,532	(1,329)	—	—	1,203
Mini-storage	133	(51)	—	—	82
Multifamily	1,821	1,080	—	6	2,907
Retail	1,074	228	—	60	1,362
Other	1,820	593	—	39	2,452
Construction and development
Land & land development	3,468	76	(71)	9	3,482
Construction	6,346	4,792	—	—	11,138
Residential 1-4 family real estate
Personal residence	2,765	230	(112)	56	2,939
Rental – small loan	2,834	(848)	(211)	132	1,907
Rental – large loan	2,374	294	—	—	2,668
Home equity	497	179	(8)	37	705
Mortgage warehouse lines	—	—	—	—	—
Consumer	163	70	(174)	115	174
Other
Credit cards	17	7	(24)	17	17
Overdrafts	207	476	(433)	104	354
Total	$32,298	$7,278	$(1,439)	$762	$38,899
The following tables presents, as of December 31, 2023 and 2022 segregated by loan portfolio segment, details of the loan portfolio and the ACLL calculated in accordance with our credit loss accounting methodology for loans described above.
	December 31, 2023
	Loan Balances			Allowance for Credit Losses – Loans
Dollars in thousands	Loans Individually Evaluated	Loans Collectively Evaluated(1)	Total	Loans Individually Evaluated	Loans Collectively Evaluated	Total
Commercial	$92	$503,750	$503,842	$—	$4,319	$4,319
Commercial real estate – owner occupied
Professional & medical	—	156,941	156,941	—	1,207	1,207
Retail	572	169,819	170,391	23	520	543
Other	—	217,776	217,776	—	601	601
Commercial real estate – non-owner occupied
Hotels & motels	17,083	198,559	215,642	1,456	1,668	3,124

	December 31, 2023
	Loan Balances			Allowance for Credit Losses – Loans
Dollars in thousands	Loans Individually Evaluated	Loans Collectively Evaluated(1)	Total	Loans Individually Evaluated	Loans Collectively Evaluated	Total
Mini-storage	—	68,517	68,517	—	79	79
Multifamily	—	302,298	302,298	—	3,144	3,144
Retail	3,906	250,340	254,246	103	2,415	2,518
Other	7,823	405,811	413,634	214	2,533	2,747
Construction and development
Land & land development	708	144,550	145,258	460	5,116	5,576
Construction	—	374,026	374,026	—	14,283	14,283
Residential 1-4 family real estate
Personal residence	—	362,733	362,733	—	3,317	3,317
Rental – small loan	1,247	141,418	142,665	104	1,767	1,871
Rental – large loan	1,256	115,358	116,614	—	2,846	2,846
Home equity	—	81,126	81,126	—	1,430	1,430
Mortgage warehouse lines	—	108,848	108,848	—	—	—
Consumer	—	43,756	43,756	—	205	205
Other
Credit cards	—	2,286	2,286	—	26	26
Overdrafts	—	1,013	1,013	—	254	254
Total	$32,687	$3,648,925	$3,681,612	$2,360	$45,730	$48,090

(1)
Included in the loans collectively evaluated are $9.2 million in fully guaranteed or cash secured loans, which are excluded from the pools collectively evaluated and carry no allowance.

	December 31, 2022
	Loan Balances			Allowance for Credit Losses – Loans
Dollars in thousands	Loans Individually Evaluated	Loans Collectively Evaluated(1)	Total	Loans Individually Evaluated	Loans Collectively Evaluated	Total
Commercial	$104	$501,740	$501,844	$—	$4,941	$4,941
Commercial real estate – owner occupied
Professional & medical	1,969	118,903	120,872	212	754	966
Retail	4,544	183,652	188,196	—	1,176	1,176
Other	—	157,982	157,982	—	426	426
Commercial real estate – non-owner occupied
Hotels & motels	2,939	138,103	141,042	—	1,203	1,203
Mini-storage	—	51,109	51,109	—	82	82
Multifamily	—	272,705	272,705	—	2,907	2,907
Retail	9,906	182,364	192,270	95	1,267	1,362
Other	5,551	341,691	347,242	287	2,165	2,452

	December 31, 2022
	Loan Balances			Allowance for Credit Losses – Loans
Dollars in thousands	Loans Individually Evaluated	Loans Collectively Evaluated(1)	Total	Loans Individually Evaluated	Loans Collectively Evaluated	Total
Construction and development
Land & land development	1,398	104,964	106,362	502	2,980	3,482
Construction	—	282,935	282,935	—	11,138	11,138
Residential 1-4 family real estate
Personal residence	—	265,326	265,326	—	2,939	2,939
Rental – small loan	1,159	120,389	121,548	282	1,625	1,907
Rental – large loan	3,675	88,428	92,103	—	2,668	2,668
Home equity	—	71,986	71,986	—	705	705
Mortgage warehouse lines	—	130,390	130,390	—	—	—
Consumer	—	35,372	35,372	—	174	174
Other
Credit cards	—	2,182	2,182	—	17	17
Overdrafts	—	1,352	1,352	—	354	354
Total	$31,245	$3,051,573	$3,082,818	$1,378	$37,521	$38,899

(1)
Included in the loans collectively evaluated are $8.5 million in fully guaranteed or cash secured loans, which are excluded from the pools collectively evaluated and carry no allowance.

The following table presents the amortized cost basis of collateral dependent loans by loan pool, which are individually evaluated to determine expected credit losses, and the related ACLL allocated to those loans:
	December 31, 2023
Dollars in thousands	Real Estate Secured Loans	Non-Real Estate Secured Loans	Total Loans	Allowance for Credit Losses – Loans
Commercial	$—	$92	$92	$—
Commercial real estate – owner occupied
Professional & medical	—	—	—	—
Retail	572	—	572	23
Other	—	—	—	—
Commercial real estate – non-owner occupied
Hotels & motels	17,083	—	17,083	1,456
Mini-storage	—	—	—	—
Multifamily	—	—	—	—
Retail	3,906	—	3,906	103
Other	7,823	—	7,823	214
Construction and development
Land & land development	708	—	708	460
Construction	—	—	—	—
Residential 1-4 family real estate
Personal residence	—	—	—	—
Rental – small loan	1,247	—	1,247	104
Rental – large loan	1,256	—	1,256	—
Home equity	—	—	—	—

December 31, 2023
Dollars in thousands	Real Estate Secured Loans	Non-Real Estate Secured Loans	Total Loans	Allowance for Credit Losses – Loans
Consumer	—	—	—	—
Other
Credit cards	—	—	—	—
Overdrafts	—	—	—	—
Total	$32,595	$92	$32,687	$2,360

	December 31, 2022
Dollars in thousands	Real Estate Secured Loans	Non-Real Estate Secured Loans	Total Loans	Allowance for Credit Losses – Loans
Commercial	$—	$104	$104	$—
Commercial real estate – owner occupied
Professional & medical	1,969	—	1,969	212
Retail	4,544	—	4,544	—
Other	—	—	—	—
Commercial real estate – non-owner occupied
Hotels & motels	2,939	—	2,939	—
Mini-storage	—	—	—	—
Multifamily	—	—	—	—
Retail	9,906	—	9,906	95
Other	5,551	—	5,551	287
Construction and development
Land & land development	1,398	—	1,398	502
Construction	—	—	—	—
Residential 1-4 family real estate
Personal residence	—	—	—	—
Rental – small loan	1,159	—	1,159	282
Rental – large loan	3,675	—	3,675	—
Home equity	—	—	—	—
Consumer	—	—	—	—
Other
Credit cards	—	—	—	—
Overdrafts	—	—	—	—
Total	$31,141	$104	$31,245	$1,378
NOTE 8.   PROPERTY HELD FOR SALE
Property held for sale consists of premises held for sale (if any) and real estate acquired through foreclosure on loans secured by such real estate. Qualifying premises are transferred to property held for sale at estimated fair value less anticipated selling costs, establishing a new cost basis. Foreclosed properties are recorded at the estimated fair value less anticipated selling costs based upon the property’s appraised value at the date of foreclosure, with any difference between the fair value of foreclosed property and the carrying value of the related loan charged to the allowance for credit losses. We perform periodic valuations of property held for sale subsequent to transfer. Changes in value subsequent to transfer are recorded in noninterest expense. Gains or losses resulting from the sale of property held for sale is recognized on the date of sale and is included in noninterest expense. Depreciation is not recorded on property held for sale. Expenses incurred in connection with operating foreclosed properties are charged to noninterest expense.
The following table presents the activity of property held for sale during 2023, 2022 and 2021.
Dollars in thousands	2023	2022	2021
Beginning balance	$5,067	$9,858	$15,588
Acquisitions	217	6	532
Capitalized improvements	2	36	—
Dispositions	(1,425)	(4,646)	(4,845)
Valuation adjustments	(132)	(187)	(1,417)
Balance at year end	$3,729	$5,067	$9,858
At December 31, 2023, our foreclosed properties of consumer residential real estate totaled $255,000.
NOTE 9.   PREMISES AND EQUIPMENT
Land is carried at cost, while premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method for premises and equipment over the estimated useful lives of the assets. The estimated useful lives employed are on average 30 years for premises and 3 to 10 years for furniture and equipment. Repairs and maintenance expenditures are charged to operating expenses as incurred. Major improvements and additions to premises and equipment, including construction period interest costs, are capitalized. No interest was capitalized during 2023 or 2022.
The major categories of premises and equipment and accumulated depreciation at December 31, 2023 and 2022 are summarized as follows:
Dollars in thousands	2023	2022
Land	$14,708	$13,729
Buildings and improvements	53,370	44,620
Furniture and equipment	33,900	31,827
	101,978	90,176
Less accumulated depreciation	(38,940)	(36,195)
Total premises and equipment, net	$63,038	$53,981
Depreciation expense for the years ended December 31, 2023, 2022 and 2021 approximated $3.85 million, $3.61 million and $3.59 million, respectively.
NOTE 10.   LEASE COMMITMENTS
We lease certain office facilities and office equipment under operating leases. Rent expense for all operating leases totaled $1.4 million in 2023, $999,000 in 2022 and $904,000 in 2021. In accordance with ASU No. 2016-02, Leases (Topic 842) and its related amendments we recognize certain operating leases on our balance sheet as lease right-of-use assets (reported as a component of other assets) and related lease liabilities (reported as a component of other liabilities).
The components of total lease expense in 2023, 2022 and 2021 were as follows:
Dollars in thousands	2023	2022	2021
Amortization of lease right-of-use assets	$1,245	$961	$858
Short-term lease expense	110	38	46
Total	$1,355	$999	$904
Right-of-use lease assets totaled $8.7 million and $6.0 million at December 31, 2023 and 2022, respectively, and are reported as a component of other assets on our accompanying consolidated balance sheets. The related lease liabilities totaled $8.9 million and $6.1 million at December 31, 2023 and 2022, respectively, and are reported as a component of other liabilities in the accompanying consolidated balance sheets. Lease payments under operating leases that were applied to our operating lease liability totaled $988,000, $859,000 and $732,000 during 2023, 2022 and 2021, respectively. The following table reconciles future undiscounted lease payments due under non-cancelable operating leases (those amounts subject to recognition) to the aggregate operating lessee lease liability as of December 31, 2023:
Future Lease Payments
Dollars in thousands
2024	$1,309
2025	1,266
2026	1,202
2027	1,073
2028	948
Thereafter	4,562
Total undiscounted operating lease liability	$10,360
Imputed interest	(1,439)
Total operating lease liability included in the accompanying balance sheet	$8,921
The weighted average remaining lease term was 9.2 years and 8.6 years at December 31, 2023 and 2022, respectively, and the weighted average discount rate was 3.07 percent and 1.71 percent at December 31, 2023 and 2022, respectively.
NOTE 11.   GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill and certain other intangible assets with indefinite useful lives are not amortized into net income over an estimated life, but rather are tested at least annually for impairment. Intangible assets determined to have definite useful lives are amortized over their estimated useful lives and also are subject to impairment testing. Our goodwill totaled $56 million and $55.3 million at December 31, 2023 and 2022, respectively.
In accordance with ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, during third quarter 2023, we performed the qualitative assessment of goodwill and determined that the fair value was more likely than not greater than its carrying value. In performing the qualitative assessment, we considered certain events and circumstances such as macroeconomic conditions, industry and market considerations, overall financial performance and cost factors when evaluating whether it is more likely than not that the fair value is less than the carrying value. No indicators of impairment were noted as of September 30, 2023.
At December 31, 2023 and December 31, 2022, we had $18.40 million and $6.80 million in unamortized identified intangible assets comprised of core deposit intangibles.
	Other Intangible Assets
Dollars in thousands	December 31, 2023	December 31, 2022
Identified intangible assets
Gross carrying amount	$30,755	$15,828
Less: accumulated amortization	12,359	9,025
Net carrying amount	$18,396	$6,803

Amortization relative to our identified intangible assets is as follows:
Dollars in thousands	Core Deposit Intangible
Actual:
2021	$1,563
2022	1,440
2023	3,335
Expected:
2024	3,669
2025	3,258
2026	2,846
2027	2,433
2028	2,021
Thereafter	4,099
NOTE 12.   DEPOSITS
The following is a summary of interest bearing deposits by type as of December 31, 2023 and 2022:
Dollars in thousands	2023	2022
Demand deposits, interest bearing	$2,164,522	$1,743,299
Savings deposits	450,527	496,751
Time deposits	506,523	376,213
Total	$3,121,572	$2,616,263
Included in time deposits are deposits acquired through a third party (“brokered deposits”) totaling $32.8 million at December 31, 2023 and 2022.
A summary of the scheduled maturities for all time deposits as of December 31, 2023 is as follows:
Dollars in thousands	Amount
2024	$404,391
2025	57,841
2026	22,335
2027	9,842
2028	7,313
Thereafter	4,801
Total	$506,523
Time certificates of deposit in denominations of $250,000 or more totaled $138.1 million at December 31, 2023. The following is a summary of the maturity distribution of such deposits.
Dollars in thousands	Amount
Three months or less	$35,791
Three through six months	25,165
Six through twelve months	49,596
Over twelve months	27,593
Total	$138,145
At December 31, 2023 and 2022, our deposits of related parties including directors, executive officers and their related interests approximated $71.9 million and $59.2 million.

NOTE 13.   BORROWED FUNDS
Our subsidiary bank is a member of the Federal Home Loan Bank (“FHLB”). Membership in the FHLB makes available short-term and long-term advances under collateralized borrowing arrangements with each subsidiary bank. All FHLB advances are collateralized by a blanket lien of $2.30 billion of residential mortgage loans, certain commercial loans, mortgage backed securities and securities of U.S. Government agencies and corporations. We had $258.6 million available on a short term line of credit with the Federal Reserve Bank at December 31, 2023, which is primarily secured by a pledge of $520.6 million of our consumer loans, construction loans and commercial and industrial loan portfolios. We also had $6 million available on an unsecured line of credit with a correspondent bank.
At December 31, 2023, our subsidiary bank had additional borrowings availability of $1.30 billion from the FHLB. Short-term FHLB advances are granted for terms of 1 to 365 days and bear interest at a fixed or variable rate set at the time of the funding request.
Short-term borrowings:   At December 31, 2023, we had $264.6 million borrowing availability through credit lines and Federal funds purchased agreements. A summary of short-term borrowing agreements is presented below.
	December 31,
	2023		2022
Dollars in thousands	Short-term FHLB Advances	Federal Funds Purchased and Short-term Repurchase Agreements	Short-term FHLB Advances	Federal Funds Purchased and Short-term Repurchase Agreements
Balance at December 31	$302,800	$157	$225,850	$149
Average balance outstanding for the period	229,850	8,502	204,118	147
Maximum balance outstanding at any month end during period	355,100	20,533	298,900	149
Weighted average interest rate for the period	5.53%	2.37%	2.37%	1.87%
Weighted average interest rate for balances outstanding at December 31	5.64%	5.50%	4.47%	4.50%
Long-term borrowings:   Our long-term borrowings of $637,000 and $658,000 at December 31, 2023 and 2022, respectively, consisted of a fixed rate advance from the Federal Home Loan Bank (“FHLB”) maturing in 2026. The average interest rate paid on long-term borrowings during 2023 and 2022 was 5.34%.
Subordinated debentures:   We issued $75 million of subordinated debentures, net of $1.74 million debt issuance costs, during fourth quarter 2021 in a private placement transaction, which had a net balance of $74.0 million at December 31, 2023 and $73.7 million at December 31, 2022. The subordinated debt qualifies as Tier 2 capital under Federal Reserve Board guidelines, until the debt is within 5 years of its maturity; thereafter the amount qualifying as Tier 2 capital is reduced by 20 percent each year until maturity. This subordinated debt bears interest at a fixed rate of 3.25% per year, from and including November 16, 2021 to, but excluding, December 1, 2026, payable semi-annually in arrears. From and including December 1, 2026 to, but excluding, the maturity date or earlier redemption date, the interest rate will reset quarterly at a variable rate equal to the then current three-month term Secured Overnight Financing Rate (“SOFR”), as published by the Federal Reserve Bank of New York, plus 230 basis points, payable quarterly in arrears. This debt has a 10 years term and generally, is not prepayable by us within the first five years.
We issued $30 million of subordinated debentures, net of $681,000 debt issuance costs, during third quarter 2020 in a private placement transaction, with a net balance of $29.8 million at December 31, 2023 and $29.6 million at December 31, 2022. The subordinated debt qualifies as Tier 2 capital under Federal Reserve Board guidelines, until the debt is within 5 years of its maturity; thereafter the amount qualifying as Tier 2 capital is reduced by 20 percent each year until maturity. This subordinated debt bears interest at a fixed rate of 5.00% per year, from and including September 22, 2020 to, but excluding, September 30, 2025, payable quarterly in arrears. From and including September 30, 2025 to, but excluding, the maturity date or earlier redemption date, the interest rate will reset quarterly at a variable rate equal to the then current three-month term Secured Overnight Financing Rate (“SOFR”), as published by the Federal Reserve Bank of New York, plus 487 basis points, payable quarterly in arrears. This debt has a 10 years term and generally, is not prepayable by us within the first five years.
Subordinated debentures owed to unconsolidated subsidiary trusts:   We have three statutory business trusts that were formed for the purpose of issuing mandatorily redeemable securities (the “capital securities”) for which we are obligated to third party investors and investing the proceeds from the sale of the capital securities in our junior subordinated debentures (the “debentures”). The debentures held by the trusts are their sole assets. Our subordinated debentures totaled $19.6 million at December 31, 2023 and 2022.
In October 2002, we sponsored SFG Capital Trust I, in March 2004, we sponsored SFG Capital Trust II and in December 2005, we sponsored SFG Capital Trust III, of which 100% of the common equity of each trust is owned by us. SFG Capital Trust I issued $3.5 million in capital securities and $109,000 in common securities and invested the proceeds in $3.61 million of debentures. SFG Capital Trust II issued $7.5 million in capital securities and $232,000 in common securities and invested the proceeds in $7.73 million of debentures. SFG Capital Trust III issued $8.0 million in capital securities and $248,000 in common securities and invested the proceeds in $8.25 million of debentures. Distributions on the capital securities issued by the trusts are payable quarterly at a variable interest rate equal to 3 month LIBOR plus 345 basis points for SFG Capital Trust I, 3 month LIBOR plus 280 basis points for SFG Capital Trust II and 3 month LIBOR plus 145 basis points for SFG Capital Trust III and equals the interest rate earned on the debentures held by the trusts and is recorded as interest expense by us. The capital securities are subject to mandatory redemption in whole or in part, upon repayment of the debentures. We have entered into agreements which, taken collectively, fully and unconditionally guarantee the capital securities subject to the terms of the guarantee. The debentures of each Capital Trust are redeemable by us quarterly.
The capital securities held by SFG Capital Trust I, SFG Capital Trust II and SFG Capital Trust III qualify as Tier 1 capital under Federal Reserve Board guidelines. In accordance with these Guidelines, trust preferred securities generally are limited to 25% of Tier 1 capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit can be included in Tier 2 capital.
A summary of the maturities of all long-term borrowings and subordinated debentures for the next five years and thereafter is as follows:
Dollars in thousands	Long-term borrowings	Subordinated debentures	Subordinated debentures owed to unconsolidated subsidiary trusts
2024	$23	$—	$—
2025	24	—	—
2026	590	—	—
2027	—	—	—
2028	—	—	—
Thereafter	—	105,000	19,589
Total	$637	$105,000	$19,589
NOTE 14.   DERIVATIVE FINANCIAL INSTRUMENTS
We use derivative instruments primarily to protect against the risk of adverse interest rate movements on the cash flows of certain assets and liabilities. Derivative instruments represent contracts between parties that usually require little or no initial net investment and result in one party delivering cash or another type of asset to the other party based upon a notional amount and an underlying as specified in the contract. A notional amount represents the number of units of a specific item, such as currency units. An underlying represents a variable, such as an interest rate or price index. The amount of cash or other asset delivered from one party to the other is determined based upon the interaction of the notional amount of the contract with the underlying. Derivatives can also be implicit in certain contracts and commitments.

As with any financial instrument, derivative instruments have inherent risks, primarily market and credit risk. Market risk associated with changes in interest rates is managed by establishing and monitoring limits as to the degree of risk that may be undertaken as part of our overall market risk monitoring process. Credit risk occurs when a counterparty to a derivative contract with an unrealized gain fails to perform according to the terms of the agreement. Credit risk is managed by monitoring the size and maturity structure of the derivative portfolio and applying uniform credit standards to all activities with credit risk.
All derivative instruments are recorded on the balance sheet at fair value in either other assets or other liabilities. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction.
Fair Value Hedges:   For transactions in which we are hedging changes in fair value of an asset, liability, or a firm commitment, changes in the fair value of the derivative instrument are generally offset in the income statement by changes in the hedged item’s fair value.
Cash Flow Hedges:   For transactions in which we are hedging the variability of cash flows related to a variable-rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument are reported in other comprehensive income. The gains and losses on the derivative instrument, which are reported in comprehensive income, are reclassified to earnings in the periods in which earnings are impacted by the variability of cash flows of the hedged item.
The ineffective portion of all hedges is recognized in current period earnings as a component of the interest income section of the related hedged item.
Our derivatives are governed by the terms of ISDA Master netting agreements and Credit Support Annexes. The ISDA Master agreements allow counterparties to offset trades in a gain against trades in a loss to determine net exposure and allow for the right of offset in the event of either a default or an additional termination event. Credit Support Annexes govern the terms of daily collateral posting practices. Collateral practices mitigate the potential loss impact to affected parties by requiring liquid collateral to be posted on a scheduled basis to secure the aggregate net unsecured exposure. In addition to collateral, the right of offset allows counterparties to offset net derivative values with a defaulting party against certain other contractual receivables from other obligations due to the defaulting party in determining the net termination amount.
Cash Flow Hedges
We have entered into three pay-fixed/receive LIBOR interest rate swaps as follows:
•
A $20 million notional interest rate swap with an effective date of October 18, 2021 and expiring on October 18, 2024, designated as a cash flow hedge of $20 million of forecasted series of short-term fixed rate Federal Home Loan Bank advances. Under the terms of this swap, we pay a fixed rate of 1.1055% and receive a variable rate equal to three month LIBOR.

•
A $50 million notional interest rate swap with an effective date May 18, 2023 and expiring on May 18, 2025, designated as a cash flow hedge of $50 million of forecasted series of short-term fixed rate Federal Home Loan Bank advances. Under the terms of this swap, we pay a fixed rate of 3.768% and receive a variable rate equal to daily SOFR.

•
A $50 million notional interest rate swap with an effective date of July 18, 2023 and expiring on January 18, 2026, designated as a cash flow hedge of $50 million of forecasted series of short-term fixed rate Federal Home Loan Bank advances. Under the terms of this swap, we pay a fixed rate of 4.36% and receive a variable rate equal to daily SOFR.

In addition, we have purchased two interest rate caps as follows:
•
A $100 million notional interest rate cap with an effective date of July 20, 2020, and expiring on April 18, 2030, designated as a cash flow hedge of $100 million of forecasted series of short-term fixed rate Federal Home Loan Bank advances. Under the terms of this cap, we hedge the variability of cash flows when three month LIBOR is above 0.75%.

•
A $100 million notional interest rate cap with an effective date of December 29, 2020 and expiring on December 18, 2025, designated as a cash flow hedge of $100 million of certain indexed interest bearing demand deposit accounts. Under the terms of this cap, we hedge the variability of cash flows when the indexed rate of daily SOFR is above 0.50%.

Fair Value Hedges
We have entered into three pay-fixed/receive variable interest rate swaps as follows:
•
An original $9.95 million (current $6.6 million) notional amortizing interest rate swap with an effective date of January 15, 2015 and expiring on January 15, 2025, designated to hedge the variability in fair value of a fixed rate commercial loan with the same principal, amortization, and maturity terms of the swap. Under the terms of this swap, we pay a fixed rate of 4.33% and receive a variable rate equal to three month LIBOR plus 2.23%.

•
An original $11.3 million (current $9.6 million) notional amortizing interest rate swap with an effective date of December 18, 2015 and expiring on January 15, 2026, designated to hedge the variability in fair value of a fixed rate commercial loan with the same principal, amortization, and maturity terms as the swap. Under the terms of this swap, we pay a fixed rate of 4.30% and receive a variable rate equal to one month LIBOR plus 2.18%.

•
A $71.5 million notional pay fixed/receive variable interest rate swap with an effective date of April 1, 2024 (hedge designated on October 27, 2021) and expiring on February 1, 2031 to hedge the variability in fair value of a designated portfolio of available for sale taxable municipal securities. Under the terms of this swap, we will pay a fixed rate of 1.587% and will receive a variable rate equal to Federal funds.

A summary of our derivative financial instruments as of December 31, 2023 and 2022 follows:
	December 31, 2023
	Notional Amount	Derivative Fair Value		Net Ineffective Hedge Gains/(Losses)
Dollars in thousands		Asset	Liability
CASH FLOW HEDGES
Pay-fixed/receive-variable interest rate swaps hedging:
Short term borrowings	$120,000	$1,059	$375	$—
Interest rate caps hedging :
Short term borrowings	$100,000	$17,578	$—	$—
Indexed interest bearing demand deposit accounts	100,000	6,736	—	—
FAIR VALUE HEDGES
Pay-fixed/receive-variable interest rate swaps hedging:
Commercial real estate loans	$16,175	$583	$—	$—
Available for sale taxable municipal securities	71,245	7,564	—	1
Total	$407,420	$33,520	$375	$1

	December 31, 2022
	Notional Amount	Derivative Fair Value		Net Ineffective Hedge Gains/(Losses)
Dollars in thousands		Asset	Liability
CASH FLOW HEDGES
Pay-fixed/receive-variable interest rate swaps hedging:
Short term borrowings	$40,000	$1,871	$—	$—
Interest rate caps hedging:
Short term borrowings	$100,000	$20,554	$—	$—
Indexed interest bearing demand deposit accounts	100,000	10,047	—	—
FAIR VALUE HEDGES
Pay-fixed/receive-variable interest rate swaps hedging:
Commercial real estate loans	$16,876	$911	$—	$—
Available for sale taxable municipal securities	71,245	7,123	—	(12)
Total	$328,121	$40,506	$—	$(12)
NOTE 15.   INCOME TAXES
Income taxes, computed on the separate return basis with the benefit of filing a consolidated return being recorded at the holding company, include Federal and state income taxes and are based on pretax net income reported in the consolidated financial statements, adjusted for transactions that may never enter into the computation of income taxes payable (permanent differences). Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Valuation allowances are established, when deemed necessary, to reduce deferred tax assets to the amount expected to be realized.
A tax position that meets a “probable recognition threshold” for the benefit of the uncertain tax position is recognized in the financial statements. A tax position that fails to meet the probable recognition threshold will result in either reduction of a current or deferred tax asset or receivable, or recording a current or deferred tax liability. We concluded that there were no significant uncertain tax positions requiring recognition in the consolidated financial statements. The evaluation was performed for the years ended 2020 through 2023, the tax years which remain subject to examination by major tax jurisdictions.
The components of applicable income tax expense (benefit) for the years ended December 31, 2023, 2022 and 2021, are as follows:
Dollars in thousands	2023	2022	2021
Current
Federal	$13,432	$12,222	$10,189
State	2,034	1,654	1,210
	15,466	13,876	11,399
Deferred
Federal	(265)	191	231
State	(38)	27	33
	(303)	218	264
Total	$15,163	$14,094	$11,663
Reconciliation between the amount of reported income tax expense and the amount computed by multiplying the statutory income tax rates by book pretax income for the years ended December 31, 2023, 2022 and 2021 is as follows:

	2023		2022		2021
Dollars in thousands	Amount	Percent	Amount	Percent	Amount	Percent
Computed tax at applicable statutory rate	$14,784	21	$14,135	21	$12,054	21
Increase (decrease) in taxes resulting from:
Tax-exempt interest and dividends, net	(1,216)	(2)	(1,005)	(2)	(829)	(1)
Low-income housing and rehabilitation tax credits	(200)	—	(214)	—	(206)	—
State income taxes, net of Federal income tax benefit	1,577	2	1,328	2	982	2
Other, net	218	—	(150)	—	(338)	(1)
Applicable income taxes	$15,163	21	$14,094	21	$11,663	21
Deferred income taxes reflect the impact of “temporary differences” between amounts of assets and liabilities for financial reporting purposes and such amounts as measured for tax purposes. Deferred tax assets and liabilities represent the future tax return consequences of temporary differences, which will either be taxable or deductible when the related assets and liabilities are recovered or settled.
The tax effects of temporary differences, which give rise to our deferred tax assets and liabilities as of December 31, 2023 and 2022, are as follows:
Dollars in thousands	2023	2022
Deferred tax assets
Allowance for credit losses	$13,400	$11,003
Foreclosed properties	504	789
Deferred compensation	5,156	4,830
Other deferred costs and accrued expenses	1,343	1,096
Lease liability	2,141	—
Net unrealized loss on debt securities available for sale	9,224	11,968
Net unrealized loss on equity investments	49	17
Acquisition accounting adjustments and goodwill	434	—
Total	32,251	29,703
Deferred tax liabilities
Depreciation	627	726
Accretion on tax-exempt securities	73	8
Right of use asset	2,088	—
Net unrealized gain on interest rate swaps	6,811	8,299
Other post-retirement benefits	52	46
Acquisition accounting adjustments and goodwill	—	2,944
Total	9,651	12,023
Net deferred tax assets	$22,600	$17,680
We may from time to time be assessed interest or penalties associated with tax liabilities by major tax jurisdictions, although any such assessments are estimated to be minimal and immaterial. To the extent we have received an assessment for interest and/or penalties; it has been classified in the consolidated statements of income as a component of other noninterest expense.
We are currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2020 through 2022.

NOTE 16.   EMPLOYEE BENEFITS
Retirement Plans:   We have defined contribution profit-sharing plans with 401(k) provisions covering substantially all employees. Contributions to the plans are at the discretion of the Board of Directors. Contributions made to the plans and charged to expense were $981,000, $829,000 and $792,000 for the years ended December 31, 2023, 2022 and 2021, respectively.
Employee Stock Ownership Plan:   We have an Employee Stock Ownership Plan (“ESOP”), which enables eligible employees to acquire shares of our common stock. The cost of the ESOP is borne by us through annual contributions to an Employee Stock Ownership Trust in amounts determined by the Board of Directors.
The expense recognized by us is based on cash contributed or committed to be contributed by us to the ESOP during the year. Contributions to the ESOP for the years ended December 31, 2023, 2022 and 2021 were $1.04 million, $1.2 million and $882,000 respectively. Dividends paid by us to the ESOP are reported as a reduction of retained earnings. The ESOP owned 560,914 shares of our common stock at December 31, 2023 and 549,330 shares of common stock at December 31, 2022, all of which were purchased at the prevailing market price and are considered outstanding for earnings per share computations.
The purchase of unallocated ESOP shares is shown as a reduction of shareholders’ equity, similar to a purchase of treasury stock. The loan receivable from the ESOP to the Company is not reported as an asset nor is the debt of the ESOP reported as a liability on the Company’s Consolidated Balance Sheets. Cash dividends on allocated shares (those credited to ESOP participants’ accounts) are recorded as a reduction of shareholders’ equity and distributed directly to participants’ accounts. Cash dividends on unallocated shares (those held by the ESOP not yet credited to participants’ accounts) are used to pay a portion of the ESOPs debt service requirements.
Unallocated ESOP shares will be allocated to ESOP participants ratably as the ESOP’s loan is repaid. When the shares are committed to be released and become available for allocation to plan participants, the then fair value of such shares will be charged to compensation expense.
The ESOP shares as of December 31 are as follows:
	At December 31,
	2023	2022
Allocated shares	560,914	528,628
Shares committed to be released	—	20,702
Unallocated shares	—	—
Total ESOP shares	560,914	549,330
Supplemental Executive Retirement Plans:   We have certain non-qualified Supplemental Executive Retirement Plans (“SERP”) with certain senior officers, which provide participating officers with an income benefit payable at retirement age or death. The liabilities accrued for the SERP’s at December 31, 2023 and 2022 were $12.3 million and $11.3 million, respectively, which are included in other liabilities. Included in salaries, commissions and employee benefits was $1.2 million, $1.2 million and $967,000 expense related to these SERPs for the years December 31, 2023, 2022 and 2021, respectively.
Share-Based Compensation:   The 2014 Long-Term Incentive Plan (“2014 LTIP”) was adopted by our shareholders in May 2014 to enhance the ability of the Company to attract and retain exceptionally qualified individuals to serve as key employees. The LTIP provides for the issuance of up to 800,000 shares of common stock, in the form of equity awards including stock options, restricted stock, restricted stock units (“RSUs”), stock appreciation rights (“SARs”), performance units, other share-based awards or any combination thereof, to our key employees. Stock options awarded under the 2009 Officer Stock Option Plan and the 1998 Officer Stock Option Plan (collectively, the “Plans”) were not altered by the 2014 LTIP and remain subject to the terms of the Plans. However, under the terms of the 2014 LTIP, all shares of common stock remaining issuable under the Plans at the time the 2014 LTIP was adopted ceased to be available for future issuance.

Under the 2014 LTIP and the Plans, stock options, SARs and RSUs have generally been granted with an exercise price equal to the fair value of Summit’s common stock on the grant date. We periodically grant share based compensation to individual employees.
During first quarter 2023, we granted 67,637 SARs with an $8.77 grant date fair value per SAR that become exercisable ratably over seven years (14.3% per year) and expire ten years after the grant date. Also during 2023, we granted 108,747 SARs with an $8.63 grant date fair value per SAR that become exercisable ratably over five years (20% per year) and expire ten years after the grant date. There were no grants of SARS or stock options during 2022. During 2021, we granted 54,947 SARs with a $8.97 grant date fair value per SAR that become exercisable ratably over seven years (14.3% per year) and expire ten years after the grant date. Also during 2021, we granted 122,542 SARs with a $8.40 grant date fair value per SAR that become exercisable ratably over five years (20% per year) and expire ten years after the grant date.
The fair value of our employee stock options and SARs granted under the Plans is estimated at the date of grant using the Black-Scholes option-pricing model. This model requires the input of highly subjective assumptions, changes to which can materially affect the fair value estimate. Additionally, there may be other factors that would otherwise have a significant effect on the value of employee stock options and SARs granted but are not considered by the model. Because our employee stock options and SARs have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and SARs at the time of grant. The assumptions used to value SARs granted in 2023 and 2021 is as follows:
	2023 Grants		2021 Grants
	7 year expiration	5 year expiration	7 year expiration	5 year expiration
Risk-free interest rate	3.79%	3.87%	1.06%	0.74%
Expected dividend yield	3.00%	3.00%	3.00%	3.00%
Expected common stock volatility	40.76%	40.76%	55.59%	55.59%
Expected life (in years)	7	6.5	7	5.5
A summary of SAR and option activity during 2021, 2022 and 2023 is as follows:
			Weighted Average
Dollars in thousands, except per share amounts	SARs/Options	Aggregate Intrinsic Value	Remaining Contractual Term (Yrs.)	Exercise Price
Outstanding, December 31, 2020	329,203			$20.47
Granted	177,489			21.85
Exercised	(14,900)			8.92
Forfeited	—			—
Expired	—			—
Outstanding, December 31, 2021	491,792			$21.32
Granted	—			—
Exercised	(18,580)			20.21
Forfeited	—			—
Expired	—			—
Outstanding, December 31, 2022	473,212			$21.36
Granted	176,384			26.37
Exercised	(10,000)			12.01
Forfeited	(45,035)			23.99
Expired	—			—
Outstanding, December 31, 2023	594,561	$4,686	6.17	$22.81

			Weighted Average
Dollars in thousands, except per share amounts	SARs/Options	Aggregate Intrinsic Value	Remaining Contractual Term (Yrs.)	Exercise Price
Exercisable Options/SARs:
December 31, 2023	290,418	$2,839	4.12	$20.92
December 31, 2022	259,037	1,262	4.57	20.33
December 31, 2021	204,116	1,683	4.81	19.20
The total intrinsic value of options and SARs exercised in 2023, 2022 and 2021 was $145,000, $172,000 and $255,000, respectively. The total fair value of options and SARs vested during 2023, 2022 and 2021 was $524,000, $672,000 and $396,000, respectively.
Grants of RSUs include time-based vesting conditions that generally vest ratably over a period of 3 to 5 years. There were no grants of RSUs during 2023. During 2022, we granted 707 RSUs which will vest ratably over 3 years. During 2021, we granted 1,500 RSUs which will vest ratably over 3 years. A summary of our RSU activity and related information is as follows.
Dollars in thousands, except per share amounts	RSUs	Weighted Average Grant Date Fair Value
Nonvested, December 31, 2020	15,686	$20.40
Granted	1,500	27.63
Forfeited	—	—
Vested	(4,171)	20.38
Nonvested, December 31, 2021	13,015	$21.24
Granted	707	28.28
Forfeited	(313)	26.63
Vested	(6,205)	22.65
Nonvested, December 31, 2022	7,204	$20.49
Granted	—	—
Forfeited	(1,321)	18.93
Vested	(3,484)	20.23
Nonvested, December 31, 2023	2,399	$21.73
Total stock compensation expense for all share-based arrangements totaled $739,000, $624,000 and $646,000 for the years ended December 31, 2023, 2022 and 2021, respectively, and the related income tax benefits recognized in 2023, 2022 and 2021 were $177,000, $150,000 and $155,000 respectively. We recognize compensation expense based on the estimated number of stock awards expected to actually vest, exclusive of the awards expected to be forfeited. At December 31, 2023, our total unrecognized compensation expense related to all nonvested awards not yet recognized totaled $2.3 million and on a weighted- average basis, will be recognized over the next 2.04 years.
NOTE 17.   COMMITMENTS AND CONTINGENCIES
Off-Balance Sheet Arrangements
We are a party to certain financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract amounts of these instruments reflect the extent of involvement that we have in this class of financial instruments.
Many of our lending relationships contain both funded and unfunded elements. The funded portion is reflected on our balance sheet. The unfunded portion of these commitments is not recorded on our balance sheet until a draw is made under the loan facility. Since many of the commitments to extend credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash flow requirements.
A summary of the total unfunded, or off-balance sheet, credit extension commitments follows:
Dollars in thousands	December 31, 2023	December 31, 2022
Commitments to extend credit:
Revolving home equity and credit card lines	$118,742	$104,475
Construction loans	283,842	271,062
Other loans	488,734	493,592
Standby letters of credit	58,683	56,528
Total	$950,001	$925,657
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. We evaluate each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if we deem necessary upon extension of credit, is based on our credit evaluation. Collateral held varies but may include accounts receivable, inventory, equipment or real estate.
Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party and generally are of a term of no greater than one year.
Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.
Allowance For Credit Losses — Off-Balance-Sheet Credit Exposures
The ACL on off-balance-sheet credit exposures is a liability account, calculated in accordance with ASC 326, representing expected credit losses over the contractual period for which we are exposed to credit risk resulting from a contractual obligation to extend credit. No allowance is recognized if we have the unconditional right to cancel the obligation. Off-balance-sheet credit exposures primarily consist of amounts available under outstanding lines of credit and letters of credit detailed in the table above. For the period of exposure, the estimate of expected credit losses considers both the likelihood that funding will occur and the amount expected to be funded over the estimated remaining life of the commitment or other off-balance-sheet exposure. The likelihood and expected amount of funding are based on historical utilization rates. The amount of the allowance represents management’s best estimate of expected credit losses on commitments expected to be funded over the contractual life of the commitment. Estimating credit losses on amounts expected to be funded uses the same methodology as described for loans in Note 7.
The provision for credit losses on unfunded commitments was $795,000 and $(328,000) for the years ended December 31, 2023 and 2022. The ACL on off-balance sheet credit exposures totaled $7.74 million and $6.95 million for the year ended December 31, 2023 and 2022 and is included in other liabilities on the accompanying consolidated balance sheets.
Employment Agreements
We have various employment agreements with our executive officers and other key employees. These agreements contain change in control provisions that would entitle the officers to receive compensation in the event there is a change in control in the Company (as defined) and a termination of their employment without cause (as defined).

Legal Contingencies
We are not a party to any other litigation except for matters that arise in the normal course of business. While it is impossible to ascertain the ultimate resolution or range of financial liability, if any, with respect to these contingent matters, in the opinion of management, the outcome of these matters will not have a significant adverse effect on the consolidated financial statements.
NOTE 18.   PREFERRED STOCK
In April 2021, we sold through a private placement 1,500 shares or $15.0 million of Series 2021 6% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, $1.00 par value, with a liquidation preference of $10,000 per share (the “Preferred Stock”). The Preferred Stock is non-convertible and will pay noncumulative dividends, if and when declared by the Summit board of directors, at a rate of 6.0% per annum. Dividends declared will be payable quarterly in arrears on the 15th day of March, June, September and December of each year.
NOTE 19.   REGULATORY MATTERS
The primary source of funds for our dividends paid to our shareholders is dividends received from our subsidiaries. Dividends paid by the subsidiary bank are subject to restrictions by banking law and regulations and require approval by the Bank’s regulatory agency if dividends declared in any year exceed the bank’s current year’s net income, as defined, plus its retained net profits of the two preceding years. During 2023, the Bank will have $90.1 million plus net income for the interim periods through the date of declaration, available for dividends for distribution to us.
Our subsidiary bank may be required to maintain reserve balances with the Federal Reserve Bank. The required reserve balance was zero at December 31, 2023 and 2022.
Our bank subsidiary, Summit Community Bank, Inc. (“Summit Community”), is subject to various regulatory capital requirements administered by the banking regulatory agencies. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, Summit Community must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Our bank subsidiary’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require Summit Community to maintain minimum amounts and ratios of Common Equity Tier 1(“CET1”), Total capital and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). We believe, as of December 31, 2023, that our bank subsidiary met all capital adequacy requirements to which they were subject.
The most recent notifications from the banking regulatory agencies categorized Summit Community as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Summit Community must maintain minimum CET1, Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below.
In December 2018, the federal bank regulatory agencies approved a final rule modifying their regulatory capital rules to provide an option to phase-in over a period of three years the day-one regulatory capital effects of the implementation of ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326) —  Measurement of Credit Losses on Financial Instruments. We elected to this optional phase-in period upon adoption of the ASU effective January 1, 2020.
The following tables present Summit’s, as well as Summit Community’s, actual and required minimum regulatory capital amounts and ratios as of December 31, 2023 and December 31, 2022. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended.

	Actual		Minimum Required Capital – Basel III		Minimum Required To Be Well Capitalized
Dollars in thousands	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2023
CET1 (to risk weighted assets)
Summit	$369,935	9.1%	$285,338	7.0%	N/A	N/A
Summit Community	475,785	11.7%	284,873	7.0%	264,525	6.5%
Tier I Capital (to risk weighted assets)
Summit	403,855	9.9%	346,481	8.5%	N/A	N/A
Summit Community	475,785	11.7%	345,917	8.5%	325,569	8.0%
Total Capital (to risk weighted assets)
Summit	556,590	13.7%	428,006	10.5%	N/A	N/A
Summit Community	524,737	12.9%	427,309	10.5%	406,961	10.0%
Tier I Capital (to average assets)
Summit	403,855	8.7%	186,747	4.0%	N/A	N/A
Summit Community	475,785	10.2%	186,057	4.0%	232,571	5.0%
As of December 31, 2022
CET1 (to risk weighted assets)
Summit	$299,993	8.6%	$245,141	7.0%	N/A	N/A
Summit Community	405,430	11.6%	244,502	7.0%	227,038	6.5%
Tier I Capital (to risk weighted assets)
Summit	333,913	9.5%	297,672	8.5%	N/A	N/A
Summit Community	405,430	11.6%	296,896	8.5%	279,431	8.0%
Total Capital (to risk weighted assets)
Summit	472,955	13.5%	367,712	10.5%	N/A	N/A
Summit Community	441,177	12.6%	366,754	10.5%	349,289	10.0%
Tier I Capital (to average assets)
Summit	333,913	8.5%	156,852	4.0%	N/A	N/A
Summit Community	405,430	10.4%	156,338	4.0%	195,422	5.0%
NOTE 20.   EARNINGS PER SHARE
The computations of basic and diluted earnings per share follow:
	For the Year Ended December 31,
	2023			2022			2021
Dollars in thousands, except per share amounts	Income (Numerator)	Common Shares (Denominator)	Per Share	Income (Numerator)	Common Shares (Denominator)	Per Share	Income (Numerator)	Common Shares (Denominator)	Per Share
Net income	$55,239			$53,216			$45,738
Less preferred stock dividends	(900)			(900)			(589)
Basic EPS	$54,339	14,206,811	$3.82	$52,316	12,760,649	$4.10	$45,149	12,943,883	$3.49
Effect of dilutive securities:
Stock options		—			—			44
SARs		39,847			56,616			53,964
RSUs		2,471			4,268			5,537
Diluted EPS	$54,339	14,249,129	$3.81	$52,316	12,821,533	$4.08	$45,149	13,003,428	$3.47

Stock option and SAR grants are disregarded in this computation if they are determined to be anti-dilutive. At December 31, 2023, anti-dilutive SARs totaled 518,902 need to confirm. At December 31, 2022, our anti-dilutive SARs totaled 224,424. At December 31, 2021, our anti-dilutive SARs totaled 400,229. All RSUs were dilutive for all periods presented.
NOTE 21.   ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
The following are the changes in accumulated other comprehensive (loss) income by component, net of tax, for the years ended December 31, 2023, 2022 and 2021.
	December 31, 2023
Dollars in thousands	Gains and Losses on Pension Plan	Gains and Losses on Other Post- Retirement Benefits	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Debt Securities Available for Sale	Unrealized Gains on Securities Fair Value Hedge	Total
Beginning balance	$(23)	$172	$20,867	$(37,901)	$5,406	$(11,479)
Other comprehensive income (loss) before reclassification, net of tax	42	(25)	(5,047)	8,488	334	3,792
Amounts reclassified from accumulated other comprehensive loss, net of tax	—	—	—	202	—	202
Net current period other comprehensive income (loss)	42	(25)	(5,047)	8,690	334	3,994
Ending balance	$19	$147	$15,820	$(29,211)	$5,740	$(7,485)
	December 31, 2022
Dollars in thousands	Gains and Losses on Pension Plan	Gains on Other Post- Retirement Benefits	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Debt Securities Available for Sale	Unrealized Gains and Losses on Securities Fair Value Hedge	Total
Beginning balance	$30	$9	$3,993	$1,868	$(418)	$5,482
Other comprehensive (loss) income before reclassification, net of tax	(53)	163	16,874	(40,307)	5,824	(17,499)
Amounts reclassified from accumulated other comprehensive loss, net of tax	—	—	—	538	—	538
Net current period other comprehensive (loss) income	(53)	163	16,874	(39,769)	5,824	(16,961)
Ending balance	$(23)	$172	$20,867	$(37,901)	$5,406	$(11,479)

	December 31, 2021
Dollars in thousands	Gains and Losses on Pension Plan	Gains and Losses on Other Post- Retirement Benefits	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Debt Securities Available for Sale	Unrealized Losses on Securities Fair Value Hedge	Total
Beginning balance	$(199)	$(40)	$(1,132)	$6,816	$—	$5,445
Other comprehensive income (loss) before reclassification, net of tax	229	49	5,125	(4,625)	(418)	360
Amounts reclassified from accumulated other comprehensive income, net of tax	—	—	—	(323)	—	(323)
Net current period other comprehensive income (loss)	229	49	5,125	(4,948)	(418)	37
Ending balance	$30	$9	$3,993	$1,868	$(418)	$5,482
NOTE 22.   REVENUE FROM CONTRACTS WITH CUSTOMERS
Interest income, loan fees, realized securities gains and losses, bank owned life insurance income and mortgage banking revenue are not in the scope of ASC Topic 606, Revenue from Contracts with Customers. With the exception of gains or losses on sales of foreclosed properties, all of our revenue from contracts with customers in the scope of ASC 606 is recognized within Noninterest Income in the Consolidated Statements of Income. Incremental costs of obtaining a contract are expensed when incurred when the amortization period is one year or less.
A description of our significant sources of revenue accounted for under ASC 606 follows:
Service fees on deposit accounts are fees we charge our deposit customers for transaction-based, account maintenance and overdraft services. Transaction-based fees, which are earned based on specific transactions or customer activity within a customer’s deposit account, are recognized at the time the related transaction or activity occurs, as it is at this point when we fulfill the customer’s request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which Summit satisfied the performance obligation. Overdraft fees are recognized when the overdraft occurs. Service fees on deposit accounts are paid through a direct charge to the customer’s account.
Bank card revenue is comprised of interchange revenue and ATM fees. Interchange revenue is earned when Summit’s debit and credit cardholders conduct transactions through Mastercard and other payment networks. Interchange fees represent a percentage of the underlying cardholder’s transaction value and are generally recognized daily, concurrent with the transaction processing services provided to the cardholder. ATM fees are earned when a non-Summit cardholder uses a Summit ATM. ATM fees are recognized daily, as the related ATM transactions are settled.
Trust and wealth management fees consist of 1) trust fees and 2) commissions earned from an independent, third-party broker-dealer. We earn trust fees from our contracts with trust clients to administer or manage assets for investment. Trust fees are earned over time (generally monthly) as Summit provides the contracted services and are assessed based on the value of assets under management at each month-end. We earn commissions from investment brokerage services provided to our clients by an independent, third-party broker-dealer. We receive monthly commissions from the third-party broker-dealer based upon client activity for the previous month.
Insurance commissions principally consisted of commissions we earned as agents of insurers for selling group employee benefit and property and casualty insurance products to clients. Group employee benefit insurance commissions were recognized over time (generally monthly) as the related customary implied servicing obligations of group policyholders were fulfilled. Property and casualty insurance commissions were recognized using methods which approximated the time of placement of the underlying policy. We were paid insurance commissions ratably as the related policy premiums were paid by clients and they are included on the line item Other in Noninterest income of consolidated statements of income.

The following table illustrates our total non-interest income segregated by revenues within the scope of ASC Topic 606 and those which are within the scope of other ASC Topics:
	For the Year Ended December 31,
Dollars in thousands	2023	2022	2021
Service fees on deposit accounts	$6,977	$6,150	$5,032
Bank card revenue	7,299	6,261	5,896
Trust and wealth management fees	3,436	2,978	2,886
Other	552	516	626
Net revenue from contracts with customers	18,264	15,905	14,440
Non-interest income within the scope of other ASC topics	2,612	2,248	5,768
Total noninterest income	$20,876	$18,153	$20,208
Gain or loss on sale of foreclosed properties is recorded when control of the property transfers to the buyer, which generally occurs at the time of transfer of the deed. If Summit finances the sale of a foreclosed property to the buyer, we assess whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the foreclosed property is derecognized and the gain or loss on sale is recorded upon transfer of control of the property to the buyer. For the years ended December 31, 2023, 2022 and 2021 net gains/(losses) on sales of foreclosed properties were $106,000, $64,000 and $(7,000), respectively.
NOTE 23.   CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY
Information relative to our parent company balance sheets at December 31, 2023 and 2022 and the related statements of income and cash flows for the years ended December 31, 2023, 2022 and 2021, are presented as follows:
Balance Sheets
	December 31,
Dollars in thousands	2023	2022
Assets
Cash	$31,459	$11,043
Investment in subsidiaries	531,138	445,048
Equity investments (at fair value)	6,436	25,858
Other investments	82	—
Premises and equipment	115	92
Other assets	1,905	1,802
Total assets	$571,135	$483,843
Liabilities and Shareholders’ Equity
Subordinated debentures, net	$103,782	$103,296
Subordinated debentures owed to unconsolidated subsidiary trusts	19,589	19,589
Other liabilities	7,556	6,428
Total liabilities	130,927	129,313

	December 31,
Dollars in thousands	2023	2022
Preferred stock, $1.00 par value, authorized 250,000 shares; issued: 2023 and 2022 – 1,500 shares	14,920	14,920
Common stock and related surplus, $2.50 par value; authorized 20,000,000 shares; issued and oustanding: 2023 – 14,683,457 shares, 2022 – 12,783,646 shares	129,990	90,696
Retained earnings	302,783	260,393
Accumulated other comprehensive loss	(7,485)	(11,479)
Total shareholders’ equity	440,208	354,530
Total liabilities and shareholders’ equity	$571,135	$483,843

Statements of Income
	For the Year Ended December 31,
Dollars in thousands	2023	2022	2021
Income
Dividends from subsidiaries	$17,300	$15,800	$12,100
Other dividends and interest income	500	26	16
Net gains on equity investments	740	265	202
Management and service fees from subsidiaries	1,776	2,088	1,920
Total income	20,316	18,179	14,238
Expense
Interest expense	5,937	5,256	2,497
Operating expenses	3,812	3,283	3,736
Total expenses	9,749	8,539	6,233
Income before income taxes and equity in undistributed income of subsidiaries	10,567	9,640	8,005
Income tax (benefit)	(1,345)	(1,251)	(830)
Income before equity in undistributed income of subsidiaries	11,912	10,891	8,835
Equity in undistributed income of subsidiaries	43,327	42,325	36,903
Net income	$55,239	$53,216	$45,738
Preferred stock dividends	900	900	589
Net income applicable to common shares	$54,339	$52,316	$45,149

Statements of Cash Flows
	For the Year Ended December 31,
Dollars in thousands	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$55,239	$53,216	$45,738
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiaries	(43,327)	(42,325)	(36,903)
Deferred tax benefit	(112)	(14)	(164)
Depreciation	39	37	46
Gain on equity investments	(740)	(265)	(202)
Share-based compensation expense	274	231	244
Earnings on bank owned life insurance	10	17	4
Decrease in other assets	131	432	163
Increase in other liabilities	1,614	1,209	584
Net cash provided by operating activities	13,128	12,538	9,510
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equity investments	(744)	(5,384)	(20,000)
Redemption of equity investments	21,413	—	—
Investment in bank subsidiary	—	—	(55,000)
Purchases of premises and equipment	(62)	—	(124)
Proceeds from transfer of premises and equipment	—	—	47
Net cash provided by (used in) investing activities	20,607	(5,384)	(75,077)
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid on preferred stock	(900)	(900)	(589)
Dividends paid on common stock	(11,949)	(9,693)	(9,022)
Exercise of stock options	—	—	16
Proceeds from issuance of subordinated debt	—	—	75,000
Purchase and retirement of common stock	—	—	(6,710)
Purchase of minority interest	(714)	—	—
Proceeds from issuance of preferred stock, net of issuance costs	—	—	14,920
Proceeds from issuance of common stock, net of issuance costs	244	203	294
Net cash (used in) provided by financing activities	(13,319)	(10,390)	73,909
Increase (decrease) in cash	20,416	(3,236)	8,342
Cash:
Beginning	11,043	14,279	5,937
Ending	$31,459	$11,043	$14,279
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash payments for:
Interest	$5,048	$4,786	$2,195

Item 9.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.
Item 9A.
Controls and Procedures

Disclosure Controls and Procedures:   Our management, including the Chief Executive Officer and Chief Financial Officer, have conducted as of December 31, 2023, an evaluation of the effectiveness of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2023 were effective.
Management’s Report on Internal Control Over Financial Reporting:   Information required by this item is set forth on page J-58.
Attestation Report of the Registered Public Accounting Firm:   Information required by this item is set forth on page J-59.
Changes in Internal Control Over Financial Reporting:   There were no changes in our internal control over financial reporting during the quarter ended December 31, 2023, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 9B.
Other Information

(a)
None

(b)
Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements.

None
Item 9C.
Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None

PART III.
Item 10.
Directors, Executive Officers and Corporate Governance

Information required by this item is set forth under the headings “Item 1 — ELECTION OF DIRECTORS” and “EXECUTIVE OFFICERS” and under the captions “Delinquent Section 16(a) Reports”, “Compensation and Nominating Committee” and “Audit and Compliance Committee” in our 2024 Proxy Statement and is incorporated herein by reference.
We have adopted a Code of Ethics that applies to our chief executive officer, chief financial officer, chief accounting officer and all directors, officers and employees. We have posted this Code of Ethics on our internet website at www.summitfgi.com under “Governance Documents”. Any amendments to or waivers from any provision of the Code of Ethics applicable to the chief executive officer, chief financial officer, or chief accounting officer will be disclosed by timely posting such information on our internet website.
There have been no material changes to the procedures by which shareholders may recommend nominees since the disclosure of the procedures in our 2023 proxy statement.
Item 11.
Executive Compensation

Information required by this item is set forth under the headings “COMPENSATION DISCUSSION AND ANALYSIS”, “EXECUTIVE COMPENSATION” and “COMPENSATION AND NOMINATING COMMITTEE REPORT” in our 2024 Proxy Statement and is incorporated herein by reference.
Item 12.
Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table provides information on our equity compensation plans as ofDecember 31, 2023.
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)(1)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (#)(2)
Equity compensation plans approved by stockholders	155,102	$22.81	39,446
Equity compensation plans not approved by stockholders	—	—	—
Total	155,102	$22.81	39,446

(1)
The number of securities issuable upon exercise of currently outstanding SARs includes 152,703 shares issuable, based upon our December 31, 2023 closing stock price of $30.69, relative to 594,561 SARs issued under the Summit Financial Group, Inc. 2014 Long-Term Incentive Plan and 2,399 shares issuable pursuant to outstanding RSUs. Since RSUs have no exercise price, they are not included in the weighted average exercise price calculation.

(2)
Under the Amended and Restated Summit Financial Group, Inc. 2014 Long-Term Incentive Plan, approved by our shareholders on May 20, 2021, we may make equity awards up to 800,000 shares of common stock. During 2023, we issued 176,384 SARs with an exercise price of $26.37 and no RSUs. During 2022, we issued 707 RSUs and no SARs. During 2021, we issued 177,489 SARs with an exercise price of $21.85 and 1,500 RSUs. During 2020, we issued 13,758 RSUs. During 2019, we issued 138,125 SARs with an exercise price of $23.94 and 2,892 RSUs. During 2017, we issued 87,615 SARs with an exercise price of $26.01. During 2015, we issued 166,717 SARs with an exercise price of $12.01.

The remaining information required by this item is set forth under the headings “OWNERSHIP OF SECURITIES BY DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS” and “PRINCIPAL SHAREHOLDERS” in our 2024 Proxy Statement and is incorporated herein by reference.

Item 13.
Certain Relationships and Related Transactions and Director Independence

Information required by this item is set forth under the captions “Transactions with Related Persons” and “Independence of Directors and Nominees” in our 2024 Proxy Statement and is incorporated herein by reference.
Item 14.
Principal Accounting Fees and Services

Information required by this item is set forth under the caption “Fees to Independent Registered Public Accounting Firm” in our 2024 Proxy Statement and is incorporated herein by reference.
PART IV.
Item 15.
Exhibits, Financial Statement Schedules

All financial statements and financial statement schedules required to be filed by this Form or by Regulation S-X, which are applicable to the Registrant, have been presented in the financial statements and notes thereto in Item 8 in Management’s Discussion and Analysis of Financial Condition and Results of Operation in Item 7 or elsewhere in this filing where appropriate. The listing of exhibits follows:
		Filed Herewith	Incorporated by Reference*
Exhibit Number	Exhibit Description		Form	Exhibit	Filing Date
(2) Plan of acquisition, reorganization, arrangement, liquidation or succession:
(i)	Agreement and Plan of Merger dated as of September 17, 2019 by and between Summit Financial Group, Inc. and Cornerstone Financial Services, Inc.		8-K	2.1	9/18/2019
(ii)	Purchase and Assumption Agreement dated as of November 21, 2019 by and between Summit Community Bank, Inc. and MVB Bank, Inc.		8-K	2.1	11/22/2019
(iii)	Agreement and Plan of Merger dated as of September 28, 2020 by and between Summit Community Bank, Inc. SMMF Thoroughbred Opportunities, Inc. and WinFirst Financial Corp.		8-K	2.1	9/28/2020
(iv)	Purchase and Assumption Agreement dated April 22, 2021 by and between Summit Community Bank Inc. and MVB Bank, Inc.		8-K	2.1	4/23/2021
(v)	Agreement and Plan of Merger, dated as of December 9, 2022, by and between Summit Financial Group, Inc. and PSB Holding Corp.		8-K	2.1	12/9/2022
(vi)	Agreement and Plan of Reorganization, dated as of August 24, 2023, by and between Burke & Herbert Financial Services Corp. and Summit Financial Group, Inc.		8-K	2.1	8/25/2023
(3) Articles of Incorporation and By-Laws:
(i)	Amended and Restated Articles of Incorporation of Summit Financial Group, Inc.		8-K	3.2	4/30/2021
(ii)	Articles of Amendment 2009		8-K	3.1	9/30/2009
(iii)	Articles of Amendment 2011		8-K	3.1	11/3/2011

		Filed Herewith	Incorporated by Reference*
Exhibit Number	Exhibit Description		Form	Exhibit	Filing Date
(iv)	Articles of Amendment 2021		8-K	3.1	4/30/2021
(v)	Amended and Restated By-laws of Summit Financial Group, Inc.		8-K	3.1	3/2/2022
(4) Instruments Defining the Rights of Securities Holders, Including Indentures
(i)	Description of Registrant’s Securities Registered Pursuant to Section 12 of the Securities and Exchange Act of 1934		10-K	4.1	3/6/2020
(ii)	Specimen stock certificate representing Summit Financial Group, Inc. Common Stock		S-3	4.1	5/7/2010
(iii)	Form of 5.00% Fixed-to-Floating Rate Subordinated Notes due 2030 (included as Exhibit A to the Form of Subordinated Note Purchase Agreement dated as of September 22, 2020, by and between Summit Financial Group, Inc. and each of the Purchasers)		8-K	10.1	9/23/2020
(iv)	Forms of 3.25% Fixed-to-Floating Rate Subordinated Note due 2031 (included as Exhibit A-1 and Exhibit A-2 to the Indenture, dated as of November 16, 2021, by and between Summit Financial Group, Inc. and UMB Bank, N.A., as Trustee)		8-K	4.1	11/17/2021
(v)	Indenture, dated as of November 16, 2021, by and between Summit Financial Group, Inc. and UMB Bank, N.A., as Trustee Indenture, dated as of November 16, 2021, by and between Summit Financial Group, Inc. and UMB Bank, N.A., as Trustee		8-K	4.1	11/17/2021
(10) Material Contracts
(i)	Amended and Restated Employment Agreement with H. Charles Maddy, III		10-K	10.1	3/16/2009
(ii)	First Amendment to Amended and Restated Employment Agreement with H. Charles Maddy, III		8-K	10.1	2/4/2010
(iii)	Second Amendment to Amended and Restated Employment Agreement with H. Charles Maddy, III		8-K	10.1	12/14/2010
(iv)	Third Amendment to Amended and Restated Employment Agreement with H. Charles Maddy, III		8-K	10.1	2/23/2012
(v)	Fourth Amendment to Amended and Restated Employment Agreement with H. Charles Maddy, III		8-K	10.1	2/21/2013
(vi)	Fifth Amendment to Amended and Restated Employment Agreement with H. Charles Maddy, III		8-K	10.1	2/25/2014

		Filed Herewith	Incorporated by Reference*
Exhibit Number	Exhibit Description		Form	Exhibit	Filing Date
(vii)	Sixth Amendment to Amended and Restated Employment Agreement with H. Charles Maddy, III		8-K	10.1	2/23/2015
(viii)	Seventh Amendment to Amended and Restated Employment Agreement with H. Charles Maddy, III		8-K	10.1	2/17/2016
(ix)	Eighth Amendment to Amended and Restated Employment Agreement with H. Charles Maddy, III		8-K	10.1	2/15/2017
(x)	Ninth Amendment to Amended and Restated Employment Agreement with H. Charles Maddy, III		8-K	10.1	2/9/2018
(xi)	Tenth Amendment to Amended and Restated Employment Agreement with H. Charles Maddy, III		8-K	10.1	2/7/2019
(xii)	Eleventh Amendment to Amended and Restated Employment Agreement with H. Charles Maddy, III		8-K	10.1	2/12/2020
(xiii)	Twelfth Amendment to Amended and Restated Employment Agreement with H. Charles Maddy, III		8-K	10.1	2/17/2021
(xiv)	Thirteenth Amendment to Amended and Restated Employment Agreement with H. Charles Maddy, III		8-K	10.1	2/18/2022
(xv)	Fourteenth Amendment to Amended and Restated Employment Agreement with H. Charles Maddy, III		8-K	10.1	2/13/2023
(xvi)	Change in Control Agreement with H. Charles Maddy, III		10-K	10.2	3/16/2009
(xvii)	Executive Salary Continuation Agreement with H. Charles Maddy, III		10-K	10.3	3/16/2009
(xviii)	Form of Amended and Restated Employment Agreement entered into with Robert S. Tissue, Patrick N. Frye and Scott C. Jennings		10-K	10.4	3/16/2009
(xix)	First Amendment to Amended and Restated Employment Agreement with Patrick N. Frye		10-K	10.8	3/1/2012
(xx)	Form of Executive Salary Continuation Agreement entered into with Robert S. Tissue, Patrick N. Frye and Scott C. Jennings		10-K	10.5	3/16/2009
(xxi)	Amended and Restated Employment Agreement with Bradford E. Ritchie		10-K	10.12	3/1/2012
(xxii)	Executive Salary Continuation Agreement with Bradford E. Ritchie		10-K	10.13	3/1/2012
(xxiii)	Form of Indemnification Agreement between Summit and each Director of Summit		8-K	1.01	2/12/2009

		Filed Herewith	Incorporated by Reference*
Exhibit Number	Exhibit Description		Form	Exhibit	Filing Date
(xxiv)	1998 Officers Stock Option Plan		10-QSB	10	8/17/1998
(xxv)	Summit Financial Group, Inc. Directors Deferral Plan		10-K	10.10	3/14/2006
(xxvi)	Amendment No. 1 to Directors Deferral Plan		10-K	10.11	3/14/2006
(xxvii)	Amendment No. 2 to Directors Deferral Plan		10-K	10.14	3/16/2009
(xxviii)	Summit Community Bank, Inc. Amended and Restated Directors Deferral Plan		10-K	10.15	3/16/2009
(xxix)	Rabbi Trust for The Summit Financial Group, Inc. Directors Deferral Plan		10-K	10.16	3/16/2009
(xxx)	Amendment No. One to Rabbi Trust for Summit Financial Group, Inc. Directors Deferral Plan		10-K	10.2	3/16/2009
(xxxi)	Amendment No. One to Rabbi Trust for Summit Community Bank, Inc. (successor in interest to Capital State Bank, Inc.) Directors Deferral Plan		10-K	10.2	3/16/2009
(xxxii)	Amendment No. One to Rabbi Trust for Summit Community Bank, Inc. (successor in interest to Shenandoah Valley National Bank, Inc.) Directors Deferral Plan		10-K	10.2	3/16/2009
(xxxiii)	Amendment No. One to Rabbi Trust for Summit Community Bank, Inc. (successor in interest to South Branch Valley National Bank) Directors Deferral Plan		10-K	10.2	3/16/2009
(xxxiv)	Form of Non-Qualified Stock Option Grant Agreement		10-Q	10.3	5/10/2006
(xxxv)	Form of First Amendment to Non-Qualified Stock Option Grant Agreement		10-Q	10.4	5/10/2006
(xxxvi)	2009 Officer Stock Option Plan		8-K	10.1	5/14/2009
(xxxvii)	SFGI 2014 Long-Term Incentive Plan		S-8	4	9/25/2014
(xxxviii)	Form of Summit Financial Group, Inc. 2014 Long-Term Incentive Plan Stock-Settled Stock Appreciation Rights Agreement 2015 award		8-K	10.1	4/29/2015
(xxxix)	Form of Summit Financial Group, Inc. 2014 Long-Term Incentive Plan Stock-Settled Stock Appreciation Rights Agreement 2017 award		8-K/A	10.3	2/15/2017
(xl)	Form of Summit Financial Group, Inc. 2014 Long-Term Incentive Plan Stock-Settled Stock Appreciation Rights Agreement 2019 award		8-K	10.3	2/7/2019
(xli)	Form of Summit Financial Group, Inc. 2014 Long-Term Incentive Plan Stock-Settled Stock Appreciation Rights Agreement 2021 award		8-K	10.2	7/21/2021

			Filed Herewith	Incorporated by Reference*
Exhibit Number		Exhibit Description		Form	Exhibit	Filing Date
	(xlii)	Securities Purchase Agreement with Castle Creek Capital Partners V, LP		8-K	10.1	8/25/2014
	(xliii)	Executive Officer Management Incentive Plan for 2023		8-K	10.2	2/13/2023
(10.1)		Board Attendance and Compensation Policy, as amended		8-K	10.1	3/2/2022
(21)		Subsidiaries of Registrant	X
(23)		Consent of Yount, Hyde & Barbour, P.C.	X
(24)		Power of Attorney	X
(31.1)		Sarbanes-Oxley Act Section 302 Certification of Chief Executive Officer	X
(31.2)		Sarbanes-Oxley Act Section 302 Certification of Chief Financial Officer	X
(32.1)**		Sarbanes-Oxley Act Section 906 Certification of Chief Executive Officer	X
(32.2)**		Sarbanes-Oxley Act Section 906 Certification of Chief Financial Officer	X
(97.1)		Summit Financial Group, Inc. Compensation Recoupment Policy	X
(101)		Interactive data file (Inline XBRL)	X
(104)		Cover Page Interactive Data File (formatted as inline XBRL and contained in the Exhibit 101)	X

*
The SEC reference number for all exhibits incorporated by reference is 0-16587.

**
Furnished, not filed.

Item 16.
Form 10-K Summary

Registrants may voluntarily include a summary of information required by Form 10-K under this Item 16. We have elected not to include such summary information.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SUMMIT FINANCIAL GROUP, INC.
a West Virginia Corporation
(registrant)
/s/ H. Charles Maddy, III H. Charles Maddy, III President & Chief Executive Officer	3/12/2024 Date	/s/ Julie R. Markwood Julie R. Markwood Executive Vice President & Chief Accounting Officer	3/12/2024 Date
/s/ Robert S. Tissue Robert S. Tissue Executive Vice President & Chief Financial Officer	3/12/2024 Date
The Directors of Summit Financial Group, Inc. executed a power of attorney appointing Robert S. Tissue and/or Julie R. Markwood their attorneys-in-fact, empowering them to sign this report on their behalf.
/s/ Robert S. Tissue Robert S. Tissue Attorney-in-fact	3/12/2024 Date

Annex K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q
☒
QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2024
or
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to                  .
Commission File Number 0-16587
Summit Financial Group, Inc.
(Exact name of registrant as specified in its charter)
West Virginia	55-0672148
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
300 North Main Street Moorefield, West Virginia	26836
(Address of principal executive offices)	(Zip Code)
(304) 530-1000
(Registrant’s telephone number, including area code)
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒      No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒      No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐      No ☒
Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $2.50 per share	SMMF	NASDAQ Global Select Market
Indicate the number of shares outstanding of each of the issuer’s classes of Common Stock as of the latest practicable date.
Common Stock, $2.50 par value
14,686,738 shares outstanding as of April 29, 2024

K-i

Item 1.   Financial Statements
Consolidated Balance Sheets (unaudited)
Dollars in thousands (except per share amounts)	March 31, 2024	December 31, 2023
	(unaudited)	(*)
ASSETS
Cash and due from banks	$23,706	$21,834
Interest bearing deposits with other banks	31,950	30,398
Cash and cash equivalents	55,656	52,232
Debt securities available for sale (at fair value)	490,271	502,762
Debt securities held to maturity (at amortized cost; estimated fair value – $87,029 – 2024, $88,319 – 2023)	93,737	94,227
Less: allowance for credit losses	—	—
Debt securities held to maturity, net	93,737	94,227
Equity investments (at fair value)	11,571	10,958
Other investments	21,842	21,130
Loans, net of unearned fees	3,697,042	3,681,612
Less: allowance for credit losses	(49,232)	(48,090)
Loans, net	3,647,810	3,633,522
Property held for sale	3,432	3,729
Premises and equipment, net	62,293	63,038
Accrued interest and fees receivable	20,238	20,004
Goodwill and other intangible assets, net	73,443	74,430
Cash surrender value of life insurance policies and annuities	86,230	85,679
Derivative financial instruments	36,803	33,145
Other assets	39,558	39,466
Total assets	$4,642,884	$4,634,322
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Non-interest bearing	$605,509	$593,576
Interest bearing	3,142,906	3,121,572
Total deposits	3,748,415	3,715,148
Short-term borrowings	262,359	302,957
Long-term borrowings	630	637
Subordinated debentures, net	103,904	103,782
Subordinated debentures owed to unconsolidated subsidiary trusts	19,589	19,589
Other liabilities	53,706	52,001
Total liabilities	4,188,603	4,194,114
Commitments and Contingencies
Shareholders’ Equity
Preferred stock and related surplus, $1.00 par value, authorized 250,000 shares; issued: 2024 and 2023 – 1,500 shares	14,920	14,920
Common stock and related surplus, $2.50 par value; authorized 20,000,000 shares; issued and outstanding: 2024 – 14,686,738 shares and 2023 – 14,683,457 shares	130,235	129,990
Retained earnings	316,375	302,783
Accumulated other comprehensive loss	(7,249)	(7,485)
Total shareholders’ equity	454,281	440,208
Total liabilities and shareholders’ equity	$4,642,884	$4,634,322

(*)
 — Derived from audited consolidated financial statements

See Notes to Consolidated Financial Statements

Consolidated Statements of Income (unaudited)
	For the Three Months Ended March 31,
Dollars in thousands (except per share amounts)	2024	2023
Interest income
Loans, including fees
Taxable	$59,204	$45,421
Tax-exempt	45	64
Securities
Taxable	5,025	3,412
Tax-exempt	1,116	1,407
Interest on interest bearing deposits with other banks	132	171
Total interest income	65,522	50,475
Interest expense
Deposits	21,430	14,000
Short-term borrowings	2,661	824
Long-term borrowings and subordinated debentures	1,508	1,462
Total interest expense	25,599	16,286
Net interest income	39,923	34,189
Provision for credit losses	—	1,500
Net interest income after provision for credit losses	39,923	32,689
Noninterest income
Trust and wealth management fees	847	811
Mortgage origination revenue	154	171
Service charges on deposit accounts	1,723	1,392
Bank card revenue	1,833	1,568
Net realized losses on available for sale debt securities	(94)	(59)
Net gains on equity investments	40	45
Bank owned life insurance and annuities income	463	336
Other	112	122
Total noninterest income	5,078	4,386
Noninterest expenses
Salaries, commissions and employee benefits	12,058	10,807
Net occupancy expense	1,695	1,333
Equipment expense	2,508	2,030
Professional fees	385	376
Advertising and public relations	272	170
Amortization of intangibles	987	343
FDIC premiums	717	330
Bank card expense	832	696
Foreclosed properties expense, net of losses	12	15
Merger-related expenses	53	331
Other	3,439	2,968
Total noninterest expenses	22,958	19,399
Income before income tax expense	22,043	17,676
Income tax expense	4,996	3,575
Net income	17,047	14,101
Preferred stock dividends	225	225
Net income applicable to common shares	$16,822	$13,876
Basic earnings per common share	$1.15	$1.09
Diluted earnings per common share	$1.14	$1.08
See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income (unaudited)
	For the Three Months Ended March 31,
Dollars in thousands	2024	2023
Net income	$17,047	$14,101
Other comprehensive (loss) income:
Net unrealized gain (loss) on cashflow hedges of:
2024 – $1,776, net of deferred taxes of $(426); 2023 – $(4,126), net of deferred taxes of $990	1,350	(3,136)
Net unrealized gain (loss) on fair value hedge of debt securities available for sale of:
2024 – $2,080, net of deferred taxes of $(499); 2023 – $(1,247), net of deferred taxes of $299	1,581	(948)
Net unrealized (loss) gain on debt securities available for sale of:
2024 – $(3,546), net of deferred taxes of $851 and reclassification adjustment for net realized losses included in net income of $(94), net of tax of $23; 2023 – $9,918, net of deferred taxes of $(2,380) and reclassification adjustment for net realized losses included in net income of $(59), net of tax of $14	(2,695)	7,538
Total other comprehensive income	236	3,454
Total comprehensive income	$17,283	$17,555
See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders’ Equity (unaudited)
Dollars in thousands (except per share amounts)	Preferred Stock and Related Surplus	Common Stock and Related Surplus	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Shareholders’ Equity
Balance December 31, 2023	$14,920	$129,990	$302,783	$(7,485)	$440,208
Three Months Ended March 31, 2024
Net income	—	—	17,047	—	17,047
Other comprehensive income	—	—	—	236	236
Exercise of SARs – 272 shares	—	—	—	—	—
Share-based compensation expense	—	163	—	—	163
Common stock issuances from reinvested dividends – 3,009 shares	—	82	—	—	82
Preferred stock cash dividends declared	—	—	(225)	—	(225)
Common stock cash dividends declared ($0.22 per share)	—	—	(3,230)	—	(3,230)
Balance, March 31, 2024	$14,920	$130,235	$316,375	$(7,249)	$454,281
Balance December 31, 2022	$14,920	$90,696	$260,393	$(11,479)	$354,530
Three Months Ended March 31, 2023
Net income	—	—	14,101	—	14,101
Other comprehensive income	—	—	—	3,454	3,454
Exercise of SARs – 522 shares	—	—	—	—	—
Share-based compensation expense	—	196	—	—	196
Common stock issuances from reinvested dividends – 2,236 shares	—	47	—	—	47
Preferred stock cash dividends declared	—	—	(225)	—	(225)
Common stock cash dividends declared ($0.20 per share)	—	—	(2,557)	—	(2,557)
Balance, March 31, 2023	$14,920	$90,939	$271,712	$(8,025)	$369,546
See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows (unaudited)
	Three Months Ended
Dollars in thousands	March 31, 2024	March 31, 2023
Cash Flows from Operating Activities
Net income	$17,047	$14,101
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,059	869
Provision for credit losses	—	1,500
Share-based compensation expense	163	196
Deferred income tax expense (benefit)	322	(413)
Loans originated for sale	(1,154)	(946)
Proceeds from sale of loans	1,178	963
Gains on loans held for sale	(24)	(17)
Realized losses on debt securities, net	94	59
Gain on equity investments	(40)	(45)
Gain on disposal of assets	(8)	(5)
Amortization of securities premiums, net	118	843
Accretion related to acquisition adjustments, net	(931)	(167)
Amortization of intangibles	987	343
Earnings on bank owned life insurance and annuities	(551)	(379)
Increase in accrued interest receivable	(234)	(398)
Increase in other assets	(834)	(916)
Increase in other liabilities	2,171	1,590
Net cash provided by operating activities	19,363	17,178
Cash Flows from Investing Activities
Proceeds from maturities and calls of debt securities available for sale	1,500	1,145
Proceeds from sales of debt securities available for sale	14,874	36,940
Principal payments received on debt securities available for sale	10,721	8,048
Purchases of debt securities available for sale	(17,871)	(63,369)
Purchase of equity investments	(23)	(41)
Purchases of other investments	(9,542)	(3,171)
Proceeds from redemptions of other investments	8,486	6,141
Net loan originations	(13,351)	(16,872)
Purchases of premises and equipment	(684)	(1,384)
Proceeds from disposal of premises and equipment	381	12
Improvements to property held for sale	—	(2)
Proceeds from sales of repossessed assets & property held for sale	294	—
Net cash used in investing activities	(5,215)	(32,553)
Cash Flows from Financing Activities
Net (decrease) increase in demand deposit, NOW and savings accounts	(18,839)	107,693
Net increase in time deposits	52,093	22,370
Net decrease in short-term borrowings	(40,598)	(85,849)
Repayment of long-term borrowings	(7)	(5)
Proceeds from issuance of common stock	82	47
Dividends paid on common stock	(3,230)	(2,557)
Dividends paid on preferred stock	(225)	(225)
Net cash (used in) provided by financing activities	(10,724)	41,474
Increase in cash and cash equivalents	3,424	26,099
Cash and cash equivalents:
Beginning	52,232	44,717
Ending	$55,656	$70,816
Supplemental Disclosures of Cash Flow Information
Cash payments for:
Interest	$24,451	$15,545
Supplemental Disclosures of Noncash Investing and Financing Activities
Real property and other assets acquired in settlement of loans	$—	$59
Right of use assets obtained in exchange for lease obligations	$—	$733
See Notes to Consolidated Financial Statements

NOTE 1.   BASIS OF PRESENTATION
We, Summit Financial Group, Inc. and subsidiary, prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial information and with instructions to Form 10-Q and Regulation S-X. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for annual year end financial statements. In our opinion, all adjustments considered necessary for a fair presentation have been included and are of a normal recurring nature.
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates. You should carefully consider each risk factor discussed in Part I, “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023.
The results of operations for the three months ended March 31, 2024 are not necessarily indicative of the results to be expected for the full year. The consolidated financial statements and notes included herein should be read in conjunction with our 2023 audited financial statements and Annual Report on Form 10-K.
NOTE 2.   SIGNIFICANT NEW AUTHORITATIVE ACCOUNTING GUIDANCE
Recently Adopted
In March 2023, the FASB issued ASU 2023-02, Investments — Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method. These amendments allow reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. The ASU was effective for us January 1, 2024 and did not have a material impact on our consolidated financial statements.
In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. ASU 2022-03 clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The ASU was effective for us January 1, 2024 and did not have a material impact on our consolidated financial statements.
Pending Adoption
In December 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this ASU require an entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, which is greater than five percent of the amount computed by multiplying pretax income by the entity’s applicable statutory rate, on an annual basis. Additionally, the amendments in this ASU require an entity to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions that are equal to or greater than five percent of total income taxes paid (net of refunds received). Lastly, the amendments in this ASU require an entity to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. This ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis; however, retrospective application is permitted. We do not expect the adoption of ASU 2023-09 to have a material impact on our consolidated financial statements.
In October 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. This ASU incorporates certain SEC disclosure requirements into the FASB Accounting Standards

Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. We do not expect the adoption of ASU 2023-06 to have a material impact on our consolidated financial statements.
NOTE 3.   FAIR VALUE MEASUREMENTS
The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis.
	Balance at March 31, 2024	Fair Value Measurements Using:
Dollars in thousands		Level 1	Level 2	Level 3
Debt securities available for sale
U.S. Government sponsored agencies and corporations	$21,503	$—	$21,503	$—
Residential mortgage-backed securities:
Government sponsored agencies	123,119	—	123,119	—
Nongovernment sponsored entities	73,856	—	69,389	4,467
State and political subdivisions	95,992	—	95,992	—
Corporate debt securities	36,589	—	36,589	—
Asset-backed securities	41,350	—	41,350	—
Tax-exempt state and political subdivisions	97,862	—	97,862	—
Total debt securities available for sale	$490,271	$—	$485,804	$4,467
Equity investments	$11,571	$7,107	$4,464	$—
Derivative financial assets
Interest rate caps	$25,321	$—	$25,321	$—
Interest rate swaps	11,482	—	11,482	—
	Balance at December 31, 2023	Fair Value Measurements Using:
Dollars in thousands		Level 1	Level 2	Level 3
Debt securities available for sale
U.S. Government sponsored agencies and corporations	$22,825	$—	$22,825	$—
Residential mortgage-backed securities:
Government sponsored agencies	129,567	—	129,567	—
Nongovernment sponsored entities	73,869	—	69,262	4,607
State and political subdivisions	94,929	—	94,929	—
Corporate debt securities	37,907	—	37,907	—
Asset-backed securities	44,205	—	44,205	—
Tax-exempt state and political subdivisions	99,460	—	99,460	—
Total debt securities available for sale	$502,762	$—	$498,155	$4,607
Equity investments	$10,958	$6,557	$4,401	$—
Derivative financial assets
Interest rate caps	$24,314	$—	$24,314	$—
Interest rate swaps	8,831	—	8,831	—

We may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the table below.
	Balance at March 31, 2024	Fair Value Measurements Using:
Dollars in thousands		Level 1	Level 2	Level 3
Collateral-dependent loans with an ACLL
Commercial	$3,299	$—	$3,299	$—
Commercial real estate	16,653	—	16,653	—
Construction and development	248	—	248	—
Residential real estate	352	—	352	—
Total collateral-dependent loans with an ACLL	$20,552	$—	$20,552	$—
Property held for sale
Commercial real estate	$—	$—	$—	$—
Construction and development	3,176	—	3,176	—
Total property held for sale	$3,176	$—	$3,176	$—
	Balance at December 31, 2023	Fair Value Measurements Using:
Dollars in thousands		Level 1	Level 2	Level 3
Collateral-dependent loans with an ACLL
Commercial real estate	$13,488	$—	$13,488	$—
Construction and development	248	—	248	—
Residential real estate	637	—	637	—
Total collateral-dependent loans with an ACLL	$14,373	$—	$14,373	$—
Property held for sale
Commercial real estate	$297	$—	$297	$—
Construction and development	3,176	—	3,176	—
Total property held for sale	$3,473	$—	$3,473	$—
The carrying values and estimated fair values of our financial instruments are summarized below:
	March 31, 2024		Fair Value Measurements Using:
Dollars in thousands	Carrying Value	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$55,656	$55,656	$23,706	$31,950	$—
Debt securities available for sale	490,271	490,271	—	485,804	4,467
Debt securities held to maturity	93,737	87,029	—	87,029	—
Equity investments	11,571	11,571	7,107	4,464	—
Other investments	21,842	21,842	—	21,842	—
Loans, net	3,647,810	3,483,889	—	20,552	3,463,337
Accrued interest receivable	20,238	20,238	—	20,238	—
Cash surrender value of life insurance policies and annuities	86,230	86,230	—	86,230	—
Derivative financial assets	36,803	36,803	—	36,803	—
	$4,464,158	$4,293,529	$30,813	$794,912	$3,467,804

	March 31, 2024		Fair Value Measurements Using:
Dollars in thousands	Carrying Value	Estimated Fair Value	Level 1	Level 2	Level 3
Financial liabilities
Deposits	$3,748,415	$3,740,170	$—	$3,740,170	$—
Short-term borrowings	262,359	262,359	—	262,359	—
Long-term borrowings	630	632	—	632	—
Subordinated debentures	103,904	91,605	—	91,605	—
Subordinated debentures owed to unconsolidated subsidiary trusts	19,589	19,589	—	19,589	—
Accrued interest payable	4,646	4,646	—	4,646	—
	$4,139,543	$4,119,001	$—	$4,119,001	$—

	December 31, 2023		Fair Value Measurements Using:
Dollars in thousands	Carrying Value	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$52,232	$52,232	$21,834	$30,398	$—
Debt securities available for sale	502,762	502,762	—	498,155	4,607
Debt securities held to maturity	94,227	88,319	—	88,319	—
Equity investments	10,958	10,958	6,557	4,401	—
Other investments	21,130	21,130	—	21,130	—
Loans, net	3,633,522	3,467,324	—	14,373	3,452,951
Accrued interest receivable	20,004	20,004	—	20,004	—
Cash surrender value of life insurance policies and annuities	85,679	85,679	—	85,679	—
Derivative financial assets	33,145	33,145	—	33,145	—
	$4,453,659	$4,281,553	$28,391	$795,604	$3,457,558
Financial liabilities
Deposits	$3,715,148	$3,706,250	$—	$3,706,250	$—
Short-term borrowings	302,957	302,957	—	302,957	—
Long-term borrowings	637	642	—	642	—
Subordinated debentures	103,782	90,902	—	90,902	—
Subordinated debentures owed to unconsolidated subsidiary trusts	19,589	19,589	—	19,589	—
Accrued interest payable	3,980	3,980	—	3,980	—
	$4,146,093	$4,124,320	$—	$4,124,320	$—

NOTE 4.   EARNINGS PER SHARE
The computations of basic and diluted earnings per share follow:
	For the Three Months Ended March 31,
	2024			2023
Dollars in thousands, except per share amounts	Net Income (Numerator)	Common Shares (Denominator)	Per Share	Net Income (Numerator)	Common Shares (Denominator)	Per Share
Net income	$17,047			$14,101
Less preferred stock dividends	(225)			(225)
Basic earnings per share	$16,822	14,683,596	$1.15	$13,876	12,783,851	$1.09
Effect of dilutive securities:
Stock appreciation rights (“SARs”)		65,017			43,287
Restricted stock units (“RSUs”)		1,439			2,964
Diluted earnings per share	$16,822	14,750,052	$1.14	$13,876	12,830,102	$1.08
SAR grants and RSUs are disregarded in this computation if they are determined to be anti-dilutive. Our anti-dilutive SARs totaled 215,388 for the three months ended March 31, 2024 and 563,936 for the three months ended March 31, 2023, respectively. All RSUs were dilutive at March, 31 2024. There were 707 anti-dilutive RSUs at March 31, 2023.
NOTE 5.   DEBT SECURITIES
Debt Securities Available for Sale
The amortized cost, unrealized gains, unrealized losses and estimated fair values of debt securities available for sale at March 31, 2024 and December 31, 2023 are summarized as follows:
	March 31, 2024
Dollars in thousands	Amortized Cost	Unrealized		Estimated Fair Value
		Gains	Losses
Debt Securities Available for Sale
Taxable debt securities
U.S. Government sponsored agencies and corporations	$22,116	$33	$646	$21,503
Residential mortgage-backed securities:
Government-sponsored agencies	129,634	133	6,648	123,119
Nongovernment-sponsored entities	78,023	137	4,304	73,856
State and political subdivisions
General obligations	80,334	12	14,978	65,368
Various tax revenues	10,657	—	2,052	8,605
Other revenues	26,816	—	4,797	22,019
Corporate debt securities	38,201	39	1,651	36,589
Asset-backed securities	41,287	133	70	41,350
Total taxable debt securities	427,068	487	35,146	392,409

	March 31, 2024
Dollars in thousands	Amortized Cost	Unrealized		Estimated Fair Value
		Gains	Losses
Tax-exempt debt securities
State and political subdivisions
General obligations	80,408	100	4,699	75,809
Other revenues	24,774	4	2,725	22,053
Total tax-exempt debt securities	105,182	104	7,424	97,862
Total debt securities available for sale	$532,250	$591	$42,570	$490,271

	December 31, 2023
Dollars in thousands	Amortized Cost	Unrealized		Estimated Fair Value
		Gains	Losses
Debt Securities Available for Sale
Taxable debt securities
U.S. Government sponsored agencies and corporations	$23,295	$38	$508	$22,825
Residential mortgage-backed securities:
Government-sponsored agencies	133,709	729	4,871	129,567
Nongovernment-sponsored entities	78,350	22	4,503	73,869
State and political subdivisions
General obligations	79,323	3	14,995	64,331
Various tax revenues	10,665	—	2,107	8,558
Other revenues	26,822	—	4,782	22,040
Corporate debt securities	39,618	52	1,763	37,907
Asset-backed securities	44,388	81	264	44,205
Total taxable debt securities	436,170	925	33,793	403,302
Tax-exempt debt securities
State and political subdivisions
General obligations	80,144	581	3,716	77,009
Other revenues	24,882	28	2,459	22,451
Total tax-exempt debt securities	105,026	609	6,175	99,460
Total debt securities available for sale	$541,196	$1,534	$39,968	$502,762
Accrued interest receivable on debt securities available for sale totaled $2.9 million at March 31, 2024 and $3.1 million at December 31, 2023, and is included in accrued interest and fees receivable in the accompanying consolidated balance sheets.
The below information is relative to the five states where issuers with the highest volume of state and political subdivision securities held in our available for sale portfolio are located. We own no such securities of any single issuer which we deem to be a concentration.
	March 31, 2024
Dollars in thousands	Amortized Cost	Unrealized		Estimated Fair Value
		Gains	Losses
California	$43,888	$—	$8,389	$35,499
Texas	27,926	28	3,733	24,221
Oregon	16,283	—	2,938	13,345
Michigan	14,502	—	1,616	12,886
Pennsylvania	10,662	7	1,273	9,396

Management performs pre-purchase and ongoing analysis to confirm that all investment securities meet applicable credit quality standards.
The maturities, amortized cost and estimated fair values of debt securities available for sale at March 31, 2024, are summarized as follows:
Dollars in thousands	Amortized Cost	Estimated Fair Value
Due in one year or less	$61,182	$59,324
Due from one to five years	155,429	149,212
Due from five to ten years	113,695	104,397
Due after ten years	201,944	177,338
Total	$532,250	$490,271
The proceeds from sales, calls and maturities of debt securities available for sale, including principal payments received on mortgage-backed obligations, and the related gross gains and losses realized, for the three months ended March 31, 2024 and 2023 are as follows:
	Proceeds from			Gross realized
Dollars in thousands	Sales	Calls and Maturities	Principal Payments	Gains	Losses
For the Three Months Ended March 31,
2024	$14,874	$1,500	$10,721	$55	$149
2023	$36,940	$1,145	$8,048	$446	$505
Provided below is a summary of debt securities available for sale which were in an unrealized loss position at March 31, 2024 and December 31, 2023.
	March 31, 2024
Dollars in thousands	# of securities in loss position	Less than 12 months		12 months or more		Total
		Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Taxable debt securities
U.S. Government sponsored agencies and corporations	38	$1,929	$4	$18,013	$642	$19,942	$646
Residential mortgage-backed securities:
Government-sponsored agencies	140	35,647	1,060	75,938	5,588	111,585	6,648
Nongovernment-sponsored entities	34	5,955	736	58,633	3,568	64,588	4,304
State and political subdivisions:
General obligations	54	—	—	63,352	14,978	63,352	14,978
Various tax revenues	7	—	—	8,605	2,052	8,605	2,052
Other revenues	21	—	—	22,020	4,797	22,020	4,797
Corporate debt securities	19	4,626	44	19,089	1,607	23,715	1,651
Asset-backed securities	9	4,397	9	7,219	61	11,616	70
Tax-exempt debt securities
State and political subdivisions:
General obligations	52	28,338	419	41,116	4,280	69,454	4,699
Other revenues	21	1,237	12	19,762	2,713	20,999	2,725
Total	395	$82,129	$2,284	$333,747	$40,286	$415,876	$42,570

	December 31, 2023
Dollars in thousands	# of securities in loss position	Less than 12 months		12 months or more		Total
		Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Taxable debt securities
U.S. Government sponsored agencies and corporations	39	$11,809	$287	$9,329	$221	$21,138	$508
Residential mortgage-backed securities:
Government-sponsored agencies	133	68,815	1,528	32,902	3,343	101,717	4,871
Nongovernment-sponsored entities	35	27,804	1,493	40,274	3,010	68,078	4,503
State and political subdivisions:
General obligations	54	—	—	63,336	14,995	63,336	14,995
Various tax revenues	7	—	—	8,558	2,107	8,558	2,107
Other revenues	21	1,530	56	18,854	4,726	20,384	4,782
Corporate debt securities	21	6,758	341	18,310	1,422	25,068	1,763
Asset-backed securities	17	23,823	110	9,961	154	33,784	264
Tax-exempt debt securities
State and political subdivisions:
General obligations	39	7,479	69	43,626	3,647	51,105	3,716
Other revenues	19	807	28	19,317	2,431	20,124	2,459
Total	385	$148,825	$3,912	$264,467	$36,056	$413,292	$39,968
We do not intend to sell the above securities, and it is more likely than not that we will not be required to sell these securities before recovery of their amortized cost bases. We believe that this decline in value is primarily attributable to changes in market interest rates, and in some cases limited market liquidity and is not due to credit quality, as none of these securities are in default and all carry above investment grade ratings. Accordingly, no allowance for credit losses has been recognized relative to these securities.
Debt Securities Held to Maturity
The amortized cost, unrealized gains, unrealized losses and estimated fair values of debt securities held to maturity at March 31, 2024 and December 31, 2023 are summarized as follows:

	March 31, 2024
Dollars in thousands	Amortized Cost	Unrealized		Estimated Fair Value
		Gains	Losses
Debt Securities Held to Maturity
Tax-exempt debt securities
State and political subdivisions:
General obligations	$68,603	$—	$4,567	$64,036
Water and sewer revenues	7,768	—	461	7,307
Lease revenues	4,130	—	354	3,776
Sales tax revenues	4,428	—	450	3,978
Various tax revenues	5,403	—	649	4,754
Other revenues	3,405	—	227	3,178
Total debt securities held to maturity	$93,737	$—	$6,708	$87,029
	December 31, 2023
Dollars in thousands	Amortized Cost	Unrealized		Estimated Fair Value
		Gains	Losses
Debt Securities Held to Maturity
Tax-exempt debt securities
State and political subdivisions:
General obligations	$68,966	$—	$4,029	$64,937
Water and sewer revenues	7,816	—	417	7,399
Lease revenues	4,151	—	321	3,830
Sales tax revenues	4,446	—	409	4,037
Various tax revenues	5,425	—	536	4,889
Other revenues	3,423	—	196	3,227
Total debt securities held to maturity	$94,227	$—	$5,908	$88,319
Accrued interest receivable on debt securities held to maturity totaled $937,000 at March 31, 2024 and $1.1 million at December 31, 2023, respectively and is included in accrued interest and fees receivable in the accompanying consolidated balance sheets.
The below information is relative to the five states where issuers with the highest volume of state and political subdivision securities held in our held to maturity portfolio are located. We own no such securities of any single issuer which we deem to be a concentration.
	March 31, 2024
Dollars in thousands	Amortized Cost	Unrealized		Estimated Fair Value
		Gains	Losses
Texas	$14,718	$—	$955	$13,763
California	9,396	—	521	8,875
Pennsylvania	8,282	—	493	7,789
Florida	7,297	—	710	6,587
Michigan	6,739	—	561	6,178
The following table displays the amortized cost of held to maturity debt securities by credit rating at March 31, 2024 and December 31, 2023.

	March 31, 2024
Dollars in thousands	AAA	AA	A	BBB	Below Investment Grade
Tax-exempt state and political subdivisions	$14,791	$71,697	$7,249	$—	$—
	December 31, 2023
Dollars in thousands	AAA	AA	A	BBB	Below Investment Grade
Tax-exempt state and political subdivisions	$14,866	$72,086	$7,275	$—	$—
We owned no past due or nonaccrual held to maturity debt securities at March 31, 2024 or December 31, 2023.
The maturities, amortized cost and estimated fair values of held to maturity debt securities at March 31, 2024, are summarized as follows:
Dollars in thousands	Amortized Cost	Estimated Fair Value
Due in one year or less	$—	$—
Due from one to five years	—	—
Due from five to ten years	4,003	3,809
Due after ten years	89,734	83,220
Total	$93,737	$87,029
There were no proceeds from calls and maturities of debt securities held to maturity for the three months ended March 31, 2024 or 2023.
At March 31, 2024, no allowance for credit losses on debt securities held to maturity has been recognized.
NOTE 6.   LOANS AND ALLOWANCE FOR CREDIT LOSSES ON LOANS (ACLL)
Loans
The following table presents the amortized cost of loans held for investment:
Dollars in thousands	March 31, 2024	December 31, 2023
Commercial	$533,214	$503,842
Commercial real estate – owner occupied
Professional & medical	167,386	156,941
Retail	178,994	170,391
Other	223,027	217,776
Commercial real estate – non-owner occupied
Hotels & motels	216,170	215,642
Mini-storage	80,838	68,517
Multifamily	309,190	302,298
Retail	247,109	254,246
Other	427,641	413,634
Construction and development
Land & land development	105,425	145,258
Construction	341,727	374,026

Dollars in thousands	March 31, 2024	December 31, 2023
Residential 1 – 4 family real estate
Personal residence	362,942	362,733
Rental – small loan	144,657	142,665
Rental – large loan	123,132	116,614
Home equity	80,027	81,126
Mortgage warehouse lines	108,858	108,848
Consumer	43,107	43,756
Other
Credit cards	2,251	2,286
Overdrafts	1,347	1,013
Total loans, net of unearned fees	3,697,042	3,681,612
Less allowance for credit losses – loans	49,232	48,090
Loans, net	$3,647,810	$3,633,522

Accrued interest and fees receivable on loans totaled $14.6 million and $14.1 million at March 31, 2024 and December 31, 2023, respectively and is included in accrued interest and fees receivable in the accompanying consolidated balance sheets.
The following table presents the contractual aging of the amortized cost basis of past due loans by class as of March 31, 2024 and December 31, 2023.
	March 31, 2024
Dollars in thousands	Past Due				Current	90 days or more and Accruing
	30 – 59 days	60 – 89 days	90 days or more	Total
Commercial	$6,111	$—	$880	$6,991	$526,223	$290
Commercial real estate – owner occupied
Professional & medical	61	—	357	418	166,968	—
Retail	—	—	—	—	178,994	—
Other	1,512	19	72	1,603	221,424	—
Commercial real estate – non-owner occupied
Hotels & motels	—	—	—	—	216,170	—
Mini-storage	—	—	—	—	80,838	—
Multifamily	—	—	—	—	309,190	—
Retail	—	—	487	487	246,622	—
Other	455	858	—	1,313	426,328	—
Construction and development
Land & land development	—	—	216	216	105,209	—
Construction	—	—	—	—	341,727	—
Residential 1 – 4 family real estate
Personal residence	2,809	273	1,435	4,517	358,425	114
Rental – small loan	487	401	263	1,151	143,506	77
Rental – large loan	—	—	181	181	122,951	—
Home equity	728	206	313	1,247	78,780	—

	March 31, 2024
Dollars in thousands	Past Due				Current	90 days or more and Accruing
	30 – 59 days	60 – 89 days	90 days or more	Total
Mortgage warehouse lines	—	—	—	—	108,858	—
Consumer	284	119	53	456	42,651	12
Other
Credit cards	10	—	13	23	2,228	13
Overdrafts	—	—	—	—	1,347	—
Total	$12,457	$1,876	$4,270	$18,603	$3,678,439	$506

	December 31, 2023
Dollars in thousands	Past Due				Current	90 days or more and Accruing
	30 – 59 days	60 – 89 days	90 days or more	Total
Commercial	$1,092	$60	$485	$1,637	$502,205	$—
Commercial real estate – owner occupied
Professional & medical	327	—	357	684	156,257	—
Retail	195	165	119	479	169,912	—
Other	270	—	—	270	217,506	—
Commercial real estate – non-owner occupied
Hotels & motels	—	—	—	—	215,642	—
Mini-storage	130	—	—	130	68,387	—
Multifamily	211	—	—	211	302,087	—
Retail	777	18	—	795	253,451	—
Other	—	—	—	—	413,634	—
Construction and development
Land & land development	295	275	—	570	144,688	—
Construction	—	—	—	—	374,026	—
Residential 1 – 4 family real estate
Personal residence	3,511	489	1,071	5,071	357,662	—
Rental – small loan	331	78	75	484	142,181	—
Rental – large loan	—	—	411	411	116,203	—
Home equity	1,723	269	466	2,458	78,668	307
Mortgage warehouse lines	—	—	—	—	108,848	—
Consumer	228	181	106	515	43,241	5
Other
Credit cards	40	3	22	65	2,221	23
Overdrafts	—	—	—	—	1,013	—
Total	$9,130	$1,538	$3,112	$13,780	$3,667,832	$335
The following table presents the nonaccrual loans included in the net balance of loans at March 31, 2024 and December 31, 2023.

	March 31, 2024		December 31, 2023
Dollars in thousands	Nonaccrual	Nonaccrual with No Allowance for Credit Losses — Loans	Nonaccrual	Nonaccrual with No Allowance for Credit Losses — Loans
Commercial	$7,537	$—	$1,088	$2
Commercial real estate – owner occupied
Professional & medical	357	—	395	—
Retail	254	—	525	—
Other	1,553	73	236	—
Commercial real estate – non-owner occupied
Hotels & motels	—	—	—	—
Mini-storage	—	—	—	—
Multifamily	434	—	446	—
Retail	4,467	3,300	4,073	3,520
Other	1,313	456	—	—
Construction and development
Land & land development	891	—	708	—
Construction	—	—	—	—
Residential 1 – 4 family real estate
Personal residence	1,873	—	1,879	—
Rental – small loan	1,822	439	1,922	245
Rental – large loan	181	—	410	—
Home equity	369	—	313	—
Mortgage warehouse lines	—	—	—	—
Consumer	70	—	109	—
Other
Credit cards	—	—	—	—
Overdrafts	—	—	—	—
Total	$21,121	$4,268	$12,104	$3,767
Modifications to Borrowers Experiencing Financial Difficulty
We adopted ASU 2022-02, Financial Instruments — Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures effective January 1, 2023. The amendments in ASU 2022-02 eliminated the recognition and measurement of troubled debt restructurings and enhanced disclosures for loan modifications to borrowers experiencing financial difficulty. Generally, the modifications we grant are extensions of terms, deferrals of payments for an extended period or interest rate reductions. Occasionally, we may modify a loan by providing principal forgiveness. In some cases, we will modify a loan by providing multiple types, or combinations, of concessions. During first quarter 2024, we modified 2 loans totaling $188,000, which we deem insignificant, there were no commitments to lend additional funds under these modifications and one modified loan totaling $19,000 was past due 53 days. During first quarter 2023, we modified 3 loans totaling $456,000, which we deem insignificant, there were no commitments to lend additional funds under these modifications, and the payment status of each loan was current at March 31, 2023.
Credit Quality Indicators:   We categorize loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. We analyze loans individually by classifying the loans as to credit risk. We internally grade all commercial loans at the time of loan origination. In addition, we perform an annual loan review on all non-homogenous commercial loan relationships with an aggregate exposure of $5.0 million, at which time these loans are re-graded. We use the following definitions for our risk grades:
Pass:   Loans graded as Pass are loans to borrowers of acceptable credit quality and risk. They are higher quality loans that do not fit any of the other categories described below.
Special Mention:   Commercial loans categorized as Special Mention are potentially weak. The credit risk may be relatively minor yet represent a risk given certain specific circumstances. If the potential weaknesses are not monitored or mitigated, the asset may weaken or inadequately protect our position in the future.
Substandard:   Commercial loans categorized as Substandard are inadequately protected by the borrower’s ability to repay, equity and/or the collateral pledged to secure the loan. These loans have identified weaknesses that could hinder normal repayment or collection of the debt. These loans are characterized by the distinct possibility that we will sustain some loss if the identified weaknesses are not mitigated.
Doubtful:   Commercial loans categorized as Doubtful have all the weaknesses inherent in those loans classified as Substandard, with the added elements that the full collection of the loan is improbable and the possibility of loss is high.
Loss:   Loans classified as loss are considered to be non-collectible and of such little value that their continuance as a bankable asset is not warranted. This does not mean that the loan has absolutely no recovery value, but rather it is neither practical nor desirable to defer writing off the loan, even though partial recovery may be obtained in the future.
Management considers the guidance in ASC 310-20 when determining whether a modification, extension, or renewal of loan constitutes a current period origination. Generally, current period renewals of credit are reunderwritten at the point of renewal and considered current period originations for purposes of the table below. As of March 31, 2024 and December 31, 2023, based on the most recent analysis performed, the risk category of loans based on year of origination is as follows:
	March 31, 2024
Dollars in thousands	Risk Rating	2024	2023	2022	2021	2020	Prior	Revolving	Revolving- Term	Total
Commercial	Pass	$35,472	$60,037	$99,157	$49,650	$14,627	$17,027	$204,092	$—	$480,062
	Special Mention	—	718	5,535	3,793	2,400	2,721	30,172	—	45,339
	Substandard	—	110	968	506	—	5,972	257	—	7,813
Total Commercial		35,472	60,865	105,660	53,949	17,027	25,720	234,521	—	533,214
Current Period Charge-Offs		—	(22)	—	—	—	(16)	—	—	(38)
Commercial Real Estate – Owner Occupied
Professional & medical	Pass	575	20,207	18,994	63,814	9,376	48,660	1,457	—	163,083
	Special Mention	—	—	—	1,935	1,085	849	—	—	3,869
	Substandard	—	—	—	—	—	434	—	—	434
Total Professional & Medical		575	20,207	18,994	65,749	10,461	49,943	1,457	—	167,386
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Retail	Pass	1,464	5,430	22,717	76,843	11,575	56,069	3,157	—	177,255
	Special Mention	—	—	—	—	—	1,379	—	—	1,379
	Substandard	—	—	—	—	—	360	—	—	360
Total Retail		1,464	5,430	22,717	76,843	11,575	57,808	3,157	—	178,994

	March 31, 2024
Dollars in thousands	Risk Rating	2024	2023	2022	2021	2020	Prior	Revolving	Revolving- Term	Total
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Other	Pass	1,183	32,323	48,256	37,961	20,458	71,010	3,277	—	214,468
	Special Mention	—	—	—	52	4,645	1,789	—	—	6,486
	Substandard	—	—	—	—	—	2,037	36	—	2,073
Total Other		1,183	32,323	48,256	38,013	25,103	74,836	3,313	—	223,027
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Total Commercial Real Estate – Owner Occupied		3,222	57,960	89,967	180,605	47,139	182,587	7,927	—	569,407
Commercial Real Estate – Non- Owner Occupied
Hotels & motels	Pass	—	55,682	41,328	11,931	9,104	80,535	550	—	199,130
	Special Mention	—	—	—	—	—	—	—	—	—
	Substandard	—	—	—	—	2,631	14,409	—	—	17,040
Total Hotels & Motels		—	55,682	41,328	11,931	11,735	94,944	550	—	216,170
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Mini-storage	Pass	710	1,707	30,227	15,279	6,587	26,263	26	—	80,799
	Special Mention	—	—	—	—	—	39	—	—	39
	Substandard	—	—	—	—	—	—	—	—	—
Total Mini-storage		710	1,707	30,227	15,279	6,587	26,302	26	—	80,838
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Multifamily	Pass	2,558	15,381	68,569	95,618	41,911	75,418	1,386	—	300,841
	Special Mention	—	—	—	—	7,916	—	—	—	7,916
	Substandard	—	—	—	—	391	42	—	—	433
Total Multifamily		2,558	15,381	68,569	95,618	50,218	75,460	1,386	—	309,190
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Retail	Pass	199	36,392	49,341	53,050	48,691	44,541	3,998	—	236,212
	Special Mention	—	2,777	3,340	65	—	873	—	—	7,055
	Substandard	—		—	—	—	3,842	—	—	3,842
Total Retail		199	39,169	52,681	53,115	48,691	49,256	3,998	—	247,109
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Other	Pass	1,905	84,478	103,578	90,545	55,678	61,613	12,059	—	409,856
	Special Mention		443	5,449	—	—	7,578	—	—	13,470
	Substandard	—	—	—	—	—	4,315	—	—	4,315
Total Other		1,905	84,921	109,027	90,545	55,678	73,506	12,059	—	427,641
Current Period Charge-Offs		—	—	—	—	—	(286)	—	—	(286)
Total Commercial Real Estate – Non-Owner Occupied		5,372	196,860	301,832	266,488	172,909	319,468	18,019	—	1,280,948
Construction and Development
Land & land development	Pass	1,638	16,916	21,255	19,945	9,319	18,545	11,312	—	98,930
	Special Mention	—	—	4,488	—	143	561	—	—	5,192
	Substandard	—	121	95	—	—	1,087	—	—	1,303
Total Land & land development		1,638	17,037	25,838	19,945	9,462	20,193	11,312	—	105,425

	March 31, 2024
Dollars in thousands	Risk Rating	2024	2023	2022	2021	2020	Prior	Revolving	Revolving- Term	Total
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Construction	Pass	1,296	71,615	81,729	147,730	38,093	—	600	—	341,063
	Special Mention	—	664	—	—	—	—	—	—	664
	Substandard	—	—	—	—	—	—	—	—	—
Total Construction		1,296	72,279	81,729	147,730	38,093	—	600	—	341,727
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Total Construction and Development		2,934	89,316	107,567	167,675	47,555	20,193	11,912	—	447,152
Residential 1 – 4 Family Real Estate
Personal residence	Pass	8,402	54,486	62,806	54,423	31,357	133,857	—	—	345,331
	Special Mention	54	217	51	51	203	8,752	—	—	9,328
	Substandard	—	162	54	65	—	8,002	—	—	8,283
Total Personal Residence		8,456	54,865	62,911	54,539	31,560	150,611	—	—	362,942
Current Period Charge-Offs		—	—	—	—	—	(6)	—	—	(6)
Rental – small loan	Pass	5,333	18,155	22,045	26,265	10,866	49,027	6,790	—	138,481
	Special Mention	—	—	277	360	98	2,501	174	—	3,410
	Substandard	—	534	151	—	—	1,984	97	—	2,766
Total Rental – Small Loan		5,333	18,689	22,473	26,625	10,964	53,512	7,061	—	144,657
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Rental – large loan	Pass	6,912	6,745	41,397	35,163	12,171	13,428	3,641	—	119,457
	Special Mention	—	—	—	—	—	2,865	—	—	2,865
	Substandard	—	—	629	—	—	181	—	—	810
Total Rental – Large Loan		6,912	6,745	42,026	35,163	12,171	16,474	3,641	—	123,132
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Home equity	Pass	—	11	822	423	206	2,629	72,974	—	77,065
	Special Mention	—	—	31	311	100	818	838	—	2,098
	Substandard	—	—	—	25	—	794	45	—	864
Total Home Equity		—	11	853	759	306	4,241	73,857	—	80,027
Current Period Charge-Offs		—	—	—	—	—	(15)	—	—	(15)
Total Residential 1 – 4 Family Real Estate		20,701	80,310	128,263	117,086	55,001	224,838	84,559	—	710,758
Mortgage warehouse lines	Pass	—	—	—	—	—	—	108,858	—	108,858
Total Mortgage Warehouse Lines		—	—	—	—	—	—	108,858	—	108,858
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Consumer	Pass	8,256	16,304	8,864	3,286	1,481	1,376	969	—	40,536
	Special Mention	278	925	645	134	84	100	3	—	2,169
	Substandard	70	138	132	34	—	2	26	—	402
Total Consumer		8,604	17,367	9,641	3,454	1,565	1,478	998	—	43,107
Current Period Charge-Offs		(70)	(21)	(70)	(11)	(35)	—	—	—	(207)
Other
Credit cards	Pass	2,251	—	—	—	—	—	—	—	2,251
Total Credit Cards		2,251	—	—	—	—	—	—	—	2,251

	March 31, 2024
Dollars in thousands	Risk Rating	2024	2023	2022	2021	2020	Prior	Revolving	Revolving- Term	Total
Current Period Charge-Offs		(7)	—	—	—	—	—	—	—	(7)
Overdrafts	Pass	1,347	—	—	—	—	—	—	—	1,347
Total Overdrafts		1,347	—	—	—	—	—	—	—	1,347
Current Period Charge-Offs		(217)	—	—	—	—	—	—	—	(217)
Total Other		3,598	—	—	—	—	—	—	—	3,598
Total		$79,903	$502,678	$742,930	$789,257	$341,196	$774,284	$466,794	$—	$3,697,042
Total Charge-Offs		$(294)	$(43)	$(70)	$(11)	$(35)	$(323)	$—	$—	$(776)

	December 31, 2023
Dollars in thousands	Risk Rating	2023	2022	2021	2020	2019	Prior	Revolving	Revolving- Term	Total
Commercial	Pass	$63,526	$130,075	$55,932	$17,841	$15,802	$9,693	$205,654	$—	$498,523
	Special Mention	369	402	299	251	218	1,897	966	—	4,402
	Substandard	78	124	447	—	40	—	228	—	917
Total Commercial		63,973	130,601	56,678	18,092	16,060	11,590	206,848	—	503,842
Current Period Charge-Offs		—	—	(1)	—	—	(3)	(58)	—	(62)
Commercial Real Estate – Owner Occupied
Professional & medical	Pass	20,453	18,882	53,241	9,522	7,668	42,993	1,723	—	154,482
	Special Mention	—	—	—	1,092	—	867	—	—	1,959
	Substandard	—	—	—	67	—	433	—	—	500
Total Professional & Medical		20,453	18,882	53,241	10,681	7,668	44,293	1,723	—	156,941
Current Period Charge-Offs		—	—	—	—	—	(3)	—	—	(3)
Retail	Pass	5,600	22,936	66,848	11,794	23,778	34,173	3,116	—	168,245
	Special Mention	—	—	—	—	—	1,756	—	—	1,756
	Substandard	—	—	—	—	—	390	—	—	390
Total Retail		5,600	22,936	66,848	11,794	23,778	36,319	3,116	—	170,391
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Other	Pass	27,260	47,405	36,980	25,611	14,807	59,992	2,823	—	214,878
	Special Mention	—	—	53	—	128	1,670	—	—	1,851
	Substandard	—	—	—	—	367	644	36	—	1,047
Total Other		27,260	47,405	37,033	25,611	15,302	62,306	2,859	—	217,776
Current Period Charge-Offs		—	—	—	—	—	(28)	—	—	(28)
Total Commercial Real Estate – Owner Occupied		53,313	89,223	157,122	48,086	46,748	142,918	7,698	—	545,108
Commercial Real Estate – Non- Owner Occupied
Hotels & motels	Pass	55,770	37,994	11,995	9,161	53,781	28,209	1,650	—	198,560
	Special Mention	—	—	—	—	—	—	—	—	—
	Substandard	—	—	—	2,647	14,238	197	—	—	17,082
Total Hotels & Motels		55,770	37,994	11,995	11,808	68,019	28,406	1,650	—	215,642

	December 31, 2023
Dollars in thousands	Risk Rating	2023	2022	2021	2020	2019	Prior	Revolving	Revolving- Term	Total
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Mini-storage	Pass	1,488	22,994	12,460	5,047	4,288	22,184	16	—	68,477
	Special Mention	—	—	—	—	—	40	—	—	40
	Substandard	—	—	—	—	—	—	—	—	—
Total Mini-storage		1,488	22,994	12,460	5,047	4,288	22,224	16	—	68,517
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Multifamily	Pass	15,406	69,803	72,257	52,648	21,966	68,610	1,163	—	301,853
	Special Mention	—	—	—	—	—	—	—	—	—
	Substandard	—	—	—	400	—	45	—	—	445
Total Multifamily		15,406	69,803	72,257	53,048	21,966	68,655	1,163	—	302,298
Current Period Charge-Offs		—	—	—	—	—	(57)	—	—	(57)
Retail	Pass	39,462	53,109	57,587	49,146	10,623	35,241	4,046	—	249,214
	Special Mention	—	—	66	—	—	893	—	—	959
	Substandard	—	—	—	—	3,520	553	—	—	4,073
Total Retail		39,462	53,109	57,653	49,146	14,143	36,687	4,046	—	254,246
Current Period Charge-Offs		—	—	—	—	(3,658)	—	—	—	(3,658)
Other	Pass	45,146	104,191	114,862	56,165	15,509	55,330	9,237	—	400,440
	Special Mention	—	5,466	—	—	—	176	—	—	5,642
	Substandard	—	—	—	—	2,237	5,315	—	—	7,552
Total Other		45,146	109,657	114,862	56,165	17,746	60,821	9,237	—	413,634
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Total Commercial Real Estate – Non-Owner Occupied		157,272	293,557	269,227	175,214	126,162	216,793	16,112	—	1,254,337
Construction and Development
Land & land development	Pass	56,159	26,369	20,843	9,383	4,008	15,072	11,486	—	143,320
	Special Mention	—	—	—	144	155	419	—	—	718
	Substandard	—	95	—	—	—	1,125	—	—	1,220
Total Land & land development		56,159	26,464	20,843	9,527	4,163	16,616	11,486	—	145,258
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Construction	Pass	53,929	98,497	178,043	41,800	—	1,302	455	—	374,026
	Special Mention	—	—	—	—	—	—	—	—	—
	Substandard	—	—	—	—	—	—	—	—	—
Total Construction		53,929	98,497	178,043	41,800	—	1,302	455	—	374,026
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Total Construction and Development		110,088	124,961	198,886	51,327	4,163	17,918	11,941	—	519,284
Residential 1 – 4 Family Real Estate
Personal residence	Pass	54,170	65,858	55,445	32,016	16,499	121,272	—	—	345,260
	Special Mention	217	73	51	—	176	8,889	—	—	9,406
	Substandard	—	—	66	—	533	7,468	—	—	8,067
Total Personal Residence		54,387	65,931	55,562	32,016	17,208	137,629	—	—	362,733
Current Period Charge-Offs		—	—	—	—	—	(89)	—	—	(89)

	December 31, 2023
Dollars in thousands	Risk Rating	2023	2022	2021	2020	2019	Prior	Revolving	Revolving- Term	Total
Rental – small loan	Pass	17,930	21,637	27,323	11,244	10,951	40,298	7,490	—	136,873
	Special Mention	—	280	219	99	182	2,283	—	—	3,063
	Substandard	534	153	—	—	—	1,942	100	—	2,729
Total Rental – Small Loan		18,464	22,070	27,542	11,343	11,133	44,523	7,590	—	142,665
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Rental – large loan	Pass	7,490	43,818	35,605	10,185	2,379	9,554	3,028	—	112,059
	Special Mention	—	—	—	—	—	3,516	—	—	3,516
	Substandard	—	629	—	—	—	410	—	—	1,039
Total Rental – Large Loan		7,490	44,447	35,605	10,185	2,379	13,480	3,028	—	116,614
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Home equity	Pass	—	100	326	97	82	1,756	76,234	—	78,595
	Special Mention	—	—	—	—	17	609	1,093	—	1,719
	Substandard	—	—	25	—	37	600	150	—	812
Total Home Equity		—	100	351	97	136	2,965	77,477	—	81,126
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Total Residential 1 – 4 Family Real Estate		80,341	132,548	119,060	53,641	30,856	198,597	88,095	—	703,138
Mortgage warehouse lines	Pass	—	—	—	—	—	—	108,848	—	108,848
Total Mortgage Warehouse Lines		—	—	—	—	—	—	108,848	—	108,848
Current Period Charge-Offs		—	—	—	—	—	—	—	—	—
Consumer	Pass	21,206	11,580	3,953	1,720	695	1,011	912	—	41,077
	Special Mention	1,171	749	160	94	39	76	4	—	2,293
	Substandard	127	160	37	35	—	2	25	—	386
Total Consumer		22,504	12,489	4,150	1,849	734	1,089	941	—	43,756
Current Period Charge-Offs		(124)	(170)	(39)	(10)	(1)	(7)	—	—	(351)
Other
Credit cards	Pass	2,286	—	—	—	—	—	—	—	2,286
Total Credit Cards		2,286	—	—	—	—	—	—	—	2,286
Current Period Charge-Offs		(93)	—	—	—	—	—	—	—	(93)
Overdrafts	Pass	1,013	—	—	—	—	—	—	—	1,013
Total Overdrafts		1,013	—	—	—	—	—	—	—	1,013
Current Period Charge-Offs		(503)	—	—	—	—	—	—	—	(503)
Total Other		3,299	—	—	—	—	—	—	—	3,299
Total		$490,790	$783,379	$805,123	$348,209	$224,723	$588,905	$440,483	$—	$3,681,612
Total Charge-Offs		$(720)	$(170)	$(40)	$(10)	$(3,659)	$(187)	$(58)	$—	$(4,844)

Allowance for Credit Losses — Loans
The following tables presents the activity in the ACLL by portfolio segment during the three months ended March 31, 2024 and 2023 and the twelve months ended December 31, 2023:
	For the Three Months Ended March 31, 2024 Allowance for Credit Losses — Loans
Dollars in thousands	Beginning Balance	Provision for Credit Losses — Loans	Charge- offs	Recoveries	Ending Balance
Commercial	$4,319	$3,519	$(38)	$5	$7,805
Commercial real estate – owner occupied
Professional & medical	1,207	64	—	—	1,271
Retail	543	(87)	—	—	456
Other	601	561	—	—	1,162
Commercial real estate – non-owner occupied
Hotels & motels	3,124	589	—	—	3,713
Mini-storage	79	107	—	—	186
Multifamily	3,144	(30)	—	1	3,115
Retail	2,518	111	—	18	2,647
Other	2,747	446	(286)	3	2,910
Construction and development
Land & land development	5,576	(2,215)	—	224	3,585
Construction	14,283	(1,636)	—	—	12,647
Residential 1-4 family real estate
Personal residence	3,317	(314)	(6)	34	3,031
Rental – small loan	1,871	(70)	—	74	1,875
Rental – large loan	2,846	(399)	—	440	2,887
Home equity	1,430	(58)	(15)	11	1,368
Mortgage warehouse lines	—	—	—	—	—
Consumer	205	172	(207)	32	202
Other
Credit cards	26	3	(7)	2	24
Overdrafts	254	287	(217)	24	348
Total	$48,090	$1,050	$(776)	$868	$49,232
	For the Three Months Ended March 31, 2023 Allowance for Credit Losses — Loans
Dollars in thousands	Beginning Balance	Provision for Credit Losses — Loans	Charge- offs	Recoveries	Ending Balance
Commercial	$4,941	$(242)	$(21)	$2	$4,680
Commercial real estate – owner occupied
Professional & medical	966	(95)	—	—	871
Retail	1,176	(51)	—	—	1,125
Other	426	34	—	—	460

	For the Three Months Ended March 31, 2023 Allowance for Credit Losses — Loans
Dollars in thousands	Beginning Balance	Provision for Credit Losses — Loans	Charge- offs	Recoveries	Ending Balance
Commercial real estate – non-owner occupied
Hotels & motels	1,203	(65)	—	—	1,138
Mini-storage	82	8	—	—	90
Multifamily	2,907	395	—	1	3,303
Retail	1,362	510	—	69	1,941
Other	2,452	(46)	—	4	2,410
Construction and development
Land & land development	3,482	486	—	2	3,970
Construction	11,138	621	—	—	11,759
Residential 1-4 family real estate
Personal residence	2,939	(468)	(23)	71	2,519
Rental – small loan	1,907	(50)	—	8	1,865
Rental – large loan	2,668	1,165	—	—	3,833
Home equity	705	(310)	—	13	408
Mortgage warehouse lines	—	—	—	—	—
Consumer	174	—	(34)	38	178
Other
Credit cards	17	10	(11)	1	17
Overdrafts	354	(27)	(76)	18	269
Total	$38,899	$1,875	$(165)	$227	$40,836

	For the Twelve Months Ended December 31, 2023 Allowance for Credit Losses — Loans
Dollars in thousands	Beginning Balance	Provision for Credit Losses — Loans	Adjustment for PCD Acquired Loans	Charge- offs	Recoveries	Ending Balance
Commercial	$4,941	$(570)	$—	$(62)	$10	$4,319
Commercial real estate – owner occupied
Professional & medical	966	216	28	(3)	—	1,207
Retail	1,176	(716)	82	—	1	543
Other	426	(181)	384	(28)	—	601
Commercial real estate – non-owner occupied
Hotels & motels	1,203	1,921	—	—	—	3,124
Mini-storage	82	(3)	—	—	—	79
Multifamily	2,907	288	1	(57)	5	3,144
Retail	1,362	4,601	99	(3,658)	114	2,518
Other	2,452	(349)	632	—	12	2,747
Construction and development
Land & land development	3,482	2,085	1	—	8	5,576

	For the Twelve Months Ended December 31, 2023 Allowance for Credit Losses — Loans
Dollars in thousands	Beginning Balance	Provision for Credit Losses — Loans	Adjustment for PCD Acquired Loans	Charge- offs	Recoveries	Ending Balance
Construction	11,138	3,145	—	—	—	14,283
Residential 1-4 family real estate
Personal residence	2,939	57	69	(89)	341	3,317
Rental – small loan	1,907	(135)	68	—	31	1,871
Rental – large loan	2,668	(112)	1	—	289	2,846
Home equity	705	543	130	—	52	1,430
Mortgage warehouse lines	—	—	—	—	—	—
Consumer	174	251	—	(351)	131	205
Other
Credit cards	17	93	—	(93)	9	26
Overdrafts	354	321	—	(503)	82	254
Total	$38,899	$11,455	$1,495	$(4,844)	$1,085	$48,090

The following tables presents, as of March 31, 2024 and December 31, 2023 segregated by loan portfolio segment, details of the loan portfolio and the ACLL calculated in accordance with our credit loss accounting methodology for loans.
	March 31, 2024
	Loan Balances			Allowance for Credit Losses — Loans
Dollars in thousands	Loans Individually Evaluated	Loans Collectively Evaluated(1)	Total	Loans Individually Evaluated	Loans Collectively Evaluated	Total
Commercial	$5,996	$527,218	$533,214	$2,614	$5,191	$7,805
Commercial real estate – owner occupied
Professional & medical	—	167,386	167,386	—	1,271	1,271
Retail	566	178,428	178,994	22	434	456
Other	1,250	221,777	223,027	167	995	1,162
Commercial real estate – non-owner occupied
Hotels & motels	17,041	199,129	216,170	1,435	2,278	3,713
Mini-storage	—	80,838	80,838	—	186	186
Multifamily	—	309,190	309,190	—	3,115	3,115
Retail	3,680	243,429	247,109	97	2,550	2,647
Other	4,580	423,061	427,641	211	2,699	2,910
Construction and development
Land & land development	676	104,749	105,425	428	3,157	3,585
Construction	—	341,727	341,727	—	12,647	12,647
Residential 1-4 family real estate
Personal residence	—	362,942	362,942	—	3,031	3,031
Rental – small loan	1,237	143,420	144,657	187	1,688	1,875
Rental – large loan	628	122,504	123,132	—	2,887	2,887
Home equity	—	80,027	80,027	—	1,368	1,368
Mortgage warehouse lines	—	108,858	108,858	—	—	—

	March 31, 2024
	Loan Balances			Allowance for Credit Losses — Loans
Dollars in thousands	Loans Individually Evaluated	Loans Collectively Evaluated(1)	Total	Loans Individually Evaluated	Loans Collectively Evaluated	Total
Consumer	—	43,107	43,107	—	202	202
Other
Credit cards	—	2,251	2,251	—	24	24
Overdrafts	—	1,347	1,347	—	348	348
Total	$35,654	$3,661,388	$3,697,042	$5,161	$44,071	$49,232

(1)
Included in the loans collectively evaluated are $9.8 million in fully guaranteed or cash secured loans, which are excluded from the pools collectively evaluated and carry no allowance.

	December 31, 2023
	Loan Balances			Allowance for Credit Losses — Loans
Dollars in thousands	Loans Individually Evaluated	Loans Collectively Evaluated(1)	Total	Loans Individually Evaluated	Loans Collectively Evaluated	Total
Commercial	$92	$503,750	$503,842	$—	$4,319	$4,319
Commercial real estate – owner occupied
Professional & medical	—	156,941	156,941	—	1,207	1,207
Retail	572	169,819	170,391	23	520	543
Other	—	217,776	217,776	—	601	601
Commercial real estate – non-owner occupied
Hotels & motels	17,083	198,559	215,642	1,456	1,668	3,124
Mini-storage	—	68,517	68,517	—	79	79
Multifamily	—	302,298	302,298	—	3,144	3,144
Retail	3,906	250,340	254,246	103	2,415	2,518
Other	7,823	405,811	413,634	214	2,533	2,747
Construction and development
Land & land development	708	144,550	145,258	460	5,116	5,576
Construction	—	374,026	374,026	—	14,283	14,283
Residential 1-4 family real estate
Personal residence	—	362,733	362,733	—	3,317	3,317
Rental – small loan	1,247	141,418	142,665	104	1,767	1,871
Rental – large loan	1,256	115,358	116,614	—	2,846	2,846
Home equity	—	81,126	81,126	—	1,430	1,430
Mortgage warehouse lines	—	108,848	108,848	—	—	—
Consumer	—	43,756	43,756	—	205	205
Other
Credit cards	—	2,286	2,286	—	26	26
Overdrafts	—	1,013	1,013	—	254	254
Total	$32,687	$3,648,925	$3,681,612	$2,360	$45,730	$48,090

(1)
Included in the loans collectively evaluated are $9.2 million in fully guaranteed or cash secured loans, which are excluded from the pools collectively evaluated and carry no allowance.

The following tables presents the amortized cost basis of collateral dependent loans, which are individually evaluated to determine expected credit losses, and the related ACLL allocated to those loans:
	March 31, 2024
Dollars in thousands	Real Estate Secured Loans	Non-Real Estate Secured Loans	Total Loans	Allowance forCredit Losses — Loans
Commercial	$—	$5,996	$5,996	$2,614
Commercial real estate – owner occupied
Professional & medical	—	—	—	—
Retail	566	—	566	22
Other	1,250	—	1,250	167
Commercial real estate – non-owner occupied
Hotels & motels	17,041	—	17,041	1,435
Mini-storage	—	—	—	—
Multifamily	—	—	—	—
Retail	3,680	—	3,680	97
Other	4,580	—	4,580	211
Construction and development
Land & land development	676	—	676	428
Construction	—	—	—	—
Residential 1 – 4 family real estate
Personal residence	—	—	—	—
Rental – small loan	1,237	—	1,237	187
Rental – large loan	628	—	628	—
Home equity	—	—	—	—
Consumer	—	—	—	—
Other
Credit cards	—	—	—	—
Overdrafts	—	—	—	—
Total	$29,658	$5,996	$35,654	$5,161
	December 31, 2023
Dollars in thousands	Real Estate Secured Loans	Non-Real Estate Secured Loans	Total Loans	Allowance for Credit Losses — Loans
Commercial	$—	$92	$92	$—
Commercial real estate – owner occupied
Professional & medical	572	—	572	—
Retail	—	—	—	23
Other	—	—	—	—
Commercial real estate – non-owner occupied
Hotels & motels	17,083	—	17,083	1,456
Mini-storage	—	—	—	—

	December 31, 2023
Dollars in thousands	Real Estate Secured Loans	Non-Real Estate Secured Loans	Total Loans	Allowance for Credit Losses — Loans
Multifamily	—	—	—	—
Retail	3,906	—	3,906	103
Other	7,823	—	7,823	214
Construction and development
Land & land development	708	—	708	460
Construction	—	—	—	—
Residential 1 – 4 family real estate
Personal residence	—	—	—	—
Rental – small loan	1,247	—	1,247	104
Rental – large loan	1,256	—	1,256	—
Home equity	—	—	—	—
Consumer	—	—	—	—
Other
Credit cards	—	—	—	—
Overdrafts	—	—	—	—
Total	$32,595	$92	$32,687	$2,360

NOTE 7.   GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill and certain other intangible assets with indefinite useful lives are not amortized into net income over an estimated life, but rather are tested at least annually for impairment. Intangible assets determined to have definite useful lives are amortized over their estimated useful lives and also are subject to impairment testing. Our goodwill totaled $56.0 million at March 31, 2024 and December 31, 2023.
The following table presents the balance of other intangible assets at March 31, 2024 and December 31, 2023.
	Other Intangible Assets
Dollars in thousands	March 31, 2024	December 31, 2023
Identifiable intangible assets
Gross carrying amount	$30,755	$30,755
Less: accumulated amortization	13,346	12,359
Net carrying amount	$17,409	$18,396
We recorded amortization expense of $987,000 for the three months ended March 31, 2024 and $343,000 for the three months ended March 31, 2023, relative to our identifiable intangible assets.
Amortization relative to our identifiable intangible assets is expected to approximate the following during the next five years and thereafter:
Dollars in thousands	Core Deposit Intangible
Nine month period ending December 31, 2024	$2,682
Year ending December 31, 2025	3,258
Year ending December 31, 2026	2,846
Year ending December 31, 2027	2,433
Year ending December 31, 2028	2,021
Thereafter	4,099

NOTE 8.   DEPOSITS
The following is a summary of interest bearing deposits by type as of March 31, 2024 and December 31, 2023:
Dollars in thousands	March 31, 2024	December 31, 2023
Demand deposits, interest bearing	$2,145,824	$2,164,522
Savings deposits	438,451	450,527
Time deposits	558,631	506,523
Total	$3,142,906	$3,121,572
Included in time deposits are deposits acquired through a third party (“brokered deposits”) totaling $32.7 million and $32.8 million at March 31, 2024 and December 31, 2023, respectively.
A summary of the scheduled maturities for all time deposits as of March 31, 2024 is as follows:
Dollars in thousands
Nine month period ending December 31, 2024	$419,100
Year ending December 31, 2025	93,387
Year ending December 31, 2026	23,027
Year ending December 31, 2027	9,938
Year ending December 31, 2028	7,520
Thereafter	5,659
Total	$558,631
The aggregate amount of time deposits in denominations that meet or exceed the FDIC insurance limit of $250,000 totaled $153.4 million at March 31, 2024 and $138.1 million at December 31, 2023.
NOTE 9.   BORROWED FUNDS
Short-term borrowings:   A summary of short-term borrowings agreements are presented below.
	Three Months Ended March 31,
	2024		2023
Dollars in thousands	Short-term FHLB Advances	Federal Funds Purchased and Short- term Repurchase Agreements	Short-term FHLB Advances	Federal Funds Purchased and Short- term Repurchase Agreements
Balance at March 31	$262,200	$159	$140,000	$150
Average balance outstanding for the period	298,167	158	166,215	150
Maximum balance outstanding at any month end during period	325,700	159	140,000	150
Weighted average interest rate for the period(1)	5.73%	5.47%	4.88%	4.62%
Weighted average interest rate for balances outstanding at March 31(1)	5.67%	5.50%	5.20%	5.00%

(1)
Excludes effect of any hedging activity

	Year Ended December 31, 2023
Dollars in thousands	Short-term FHLB Advances	Federal Funds Purchased and Short-term Repurchase Agreements
Balance at December 31	$302,800	$157
Average balance outstanding for the period	229,850	8,502
Maximum balance outstanding at any month end during period	355,100	20,533
Weighted average interest rate for the period(1)	5.53%	2.37%
Weighted average interest rate for balances outstanding at December 31(1)	5.64%	5.50%

(1)
Excludes effect of any hedging activity

Federal funds purchased and short-term repurchase agreements mature the next business day. The securities underlying the repurchase agreements are under our control and secure the total outstanding daily balances. We generally account for securities sold under agreements to repurchase as collateralized financing transactions and record them at the amounts at which the securities were sold, plus accrued interest. Securities, generally U.S. government and Federal agency securities, pledged as collateral under these financing arrangements cannot be sold or repledged by the secured party. The fair value of collateral provided is continually monitored and additional collateral is provided as needed.
Long-term borrowings:   Our long-term borrowings of $630,000 and $637,000 at March 31, 2024 and December 31, 2023, respectively, consisted of a 5.34% fixed rate advance from the Federal Home Loan Bank (“FHLB”), maturing in 2026. This FHLB advance is collateralized by a blanket lien of $2.3 billion of residential mortgage loans, certain commercial loans, mortgage backed securities and securities of U.S. Government agencies and corporations.
Subordinated debentures:   We issued $75 million of subordinated debentures, net of $1.74 million debt issuance costs, during fourth quarter 2021 in a private placement transaction, which had a net balance of $74.1 million at March 31, 2024 and $74.0 million at December 31, 2023. The subordinated debt qualifies as Tier 2 capital under Federal Reserve Board guidelines, until the debt is within 5 years of its maturity; thereafter the amount qualifying as Tier 2 capital is reduced by 20 percent each year until maturity. This subordinated debt bears interest at a fixed rate of 3.25% per year, from and including November 16, 2021 to, but excluding, December 1, 2026, payable semi-annually in arrears. From and including December 1, 2026 to, but excluding, the maturity date or earlier redemption date, the interest rate will reset quarterly at a variable rate equal to the then current three-month term Secured Overnight Financing Rate (“SOFR”), as published by the Federal Reserve Bank of New York, plus 230 basis points, payable quarterly in arrears. This debt has a 10 year term and generally, is not prepayable by us within the first five years.
We issued $30 million of subordinated debentures, net of $681,000 debt issuance costs, during third quarter 2020 in a private placement transaction, which had a net balance of $29.8 million at March 31, 2024 and December 31, 2023. The subordinated debt qualifies as Tier 2 capital under Federal Reserve Board guidelines, until the debt is within 5 years of its maturity; thereafter the amount qualifying as Tier 2 capital is reduced by 20 percent each year until maturity. This subordinated debt bears interest at a fixed rate of 5.00% per year, from and including September 22, 2020 to, but excluding, September 30, 2025, payable quarterly in arrears. From and including September 30, 2025 to, but excluding, the maturity date or earlier redemption date, the interest rate will reset quarterly at a variable rate equal to the then current three-month term Secured Overnight Financing Rate (“SOFR”), as published by the Federal Reserve Bank of New York, plus 487 basis points, payable quarterly in arrears. This debt has a 10 year term and generally, is not prepayable by us within the first five years.
Subordinated debentures owed to unconsolidated subsidiary trusts:   We have three statutory business trusts that were formed for the purpose of issuing mandatorily redeemable securities (the “capital securities”) for which we are obligated to third party investors and investing the proceeds from the sale of the capital securities in our junior subordinated debentures (the “debentures”). The debentures held by the trusts are their sole assets. These subordinated debentures totaled $19.6 million at March 31, 2024 and December 31, 2023.

The capital securities held by SFG Capital Trust I, SFG Capital Trust II, and SFG Capital Trust III qualify as Tier 1 capital under Federal Reserve Board guidelines. In accordance with these Guidelines, trust preferred securities generally are limited to 25% of Tier 1 capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit can be included in Tier 2 capital.
A summary of the maturities of all long-term borrowings and subordinated debentures for the next five years and thereafter is as follows:
Dollars in thousands		Long-term borrowings	Subordinated debentures	Subordinated debentures owed to unconsolidated subsidiary trusts
Year Ending December 31,	2024	$17	$—	$—
	2025	24	—	—
	2026	589	—	—
	2027	—	—	—
	2028	—	—	—
	Thereafter	—	105,000	19,589
		$630	$105,000	$19,589
NOTE 10.   SHARE-BASED COMPENSATION
Under the 2014 Long-Term Incentive Plan (“2014 LTIP”), SARs and RSUs have generally been granted with an exercise price equal to the fair value of Summit’s common stock on the grant date. We periodically grant SARs and RSUs to individual employees.
During first quarter 2023, we granted 67,637 SARs with an $8.77 grant date fair value per SAR that become exercisable ratably over seven years (14.3% per year) and expire ten years after the grant date. Also during 2023, we granted 108,747 SARs with an $8.63 grant date fair value per SAR that become exercisable ratably over five years (20% per year) and expire ten years after the grant date. There were no grants during first quarter 2024.
The fair value of our SARs granted under the Plans is estimated at the date of grant using the Black-Scholes option-pricing model. This model requires the input of highly subjective assumptions, changes to which can materially affect the fair value estimate. Additionally, there may be other factors that would otherwise have a significant effect on the value of SARs granted but are not considered by the model. Because our SARs have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its SARs at the time of grant. The assumptions used to value SARs granted in 2023 are as follows:
	2023 grant with 7 year expiration	2023 grant with 5 year expiration
Risk-free interest rate	3.79%	3.87%
Expected dividend yield	3.00%	3.00%
Expected common stock volatility	40.76%	40.76%
Expected life (in years)	7	6.5

A summary of our SAR activity during the first three months of 2024 and 2023 is as follows:
	For the Three Months Ended March 31, 2024
	Options/SARs	Aggregate Intrinsic Value (in thousands)	Remaining Contractual Term (Yrs.)	Weighted- Average Exercise Price
Outstanding, January 1	594,561			$22.81
Granted	—			—
Exercised	(500)			12.01
Forfeited	—			—
Expired	—			—
Outstanding, March 31	594,061	$2,580	5.92	$22.82
Exercisable, March 31	347,396	$1,909	4.37	$21.66
	For the Three Months Ended March 31, 2023
	Options/SARs	Aggregate Intrinsic Value (in thousands)	Remaining Contractual Term (Yrs.)	Weighted- Average Exercise Price
Outstanding, January 1	473,212			$21.36
Granted	176,384			26.37
Exercised	(1,000)			12.01
Forfeited	—			—
Expired	—			—
Outstanding, March 31	648,596	$740	6.86	$22.74
Exercisable, March 31	288,517	$740	4.47	$20.78
Grants of RSUs include time-based vesting conditions that generally vest ratably over a period of 3 to 5 years. A summary of our RSU activity during the first three months of 2024 and 2023 is as follows:
	RSUs	Weighted Average Grant Date Fair Value
Nonvested, December 31, 2023	2,399	$21.73
Granted	—	—
Forfeited	—	—
Vested	—	—
Nonvested, March 31, 2024	2,399	$21.73
	RSUs	Weighted Average Grant Date Fair Value
Nonvested, December 31, 2022	7,204	$20.49
Granted	—	—
Forfeited	—	—
Vested	—	—
Nonvested, March 31, 2023	7,204	$20.49
We recognize compensation expense based on the estimated number of stock awards expected to actually vest, exclusive of the awards expected to be forfeited. During the first three months of 2024 and 2023, total stock compensation expense for all share-based arrangements was $163,000 and $196,000 and the related deferred tax benefits were approximately $39,000 and $47,000. At March 31, 2024 our total unrecognized compensation expense related to all nonvested awards not yet recognized totaled $2.1 million and on a weighted average basis, will be recognized over the next 2.24 years.
NOTE 11.   COMMITMENTS AND CONTINGENCIES
Off-Balance Sheet Arrangements
We are a party to certain financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract amounts of these instruments reflect the extent of involvement that we have in this class of financial instruments.
Many of our lending relationships contain both funded and unfunded elements. The funded portion is reflected on our balance sheet. The unfunded portion of these commitments is not recorded on our balance sheet until a draw is made under the loan facility. Since many of the commitments to extend credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash flow requirements.
A summary of the total unfunded, or off-balance sheet, credit extension commitments follows:
Dollars in thousands	March 31, 2024
Commitments to extend credit:
Revolving home equity and credit card lines	$116,403
Construction loans	250,672
Other loans	485,637
Standby letters of credit	58,420
Total	$911,132
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. We evaluate each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if we deem necessary upon extension of credit, is based on our credit evaluation. Collateral held varies but may include accounts receivable, inventory, equipment or real estate.
Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party.
Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.
Allowance For Credit Losses — Off-Balance-Sheet Credit Exposures
The provision for credit losses on unfunded commitments was $(1.1 million) and $(375,000) for the three months ended March 31, 2024 and March 31, 2023, respectively. The ACL on off-balance-sheet credit exposures totaled $6.69 million at March 31, 2024 compared to $7.74 million at December 31, 2023 and is included in other liabilities on the accompanying consolidated balance sheets.
Litigation
We are not a party to litigation except for matters that arise in the normal course of business. While it is impossible to ascertain the ultimate resolution or range of financial liability, if any, with respect to these contingent matters, in the opinion of management, after consultation with legal counsel, the outcome of these matters will not have a significant adverse effect on the consolidated financial statements.

NOTE 12.   PREFERRED STOCK
In April 2021, we sold through a private placement 1,500 shares or $15.0 million of Series 2021 6% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, $1.00 par value, with a liquidation preference of $10,000 per share (the “Preferred Stock”). The Preferred Stock is non-convertible and will pay noncumulative dividends, if and when declared by the Summit board of directors, at a rate of 6.0% per annum. Dividends declared will be payable quarterly in arrears on the 15th day of March, June, September and December of each year.
NOTE 13.   REGULATORY MATTERS
Our bank subsidiary, Summit Community Bank, Inc. (“Summit Community”), is subject to various regulatory capital requirements administered by the banking regulatory agencies. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, Summit Community must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Our bank subsidiary’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require Summit Community to maintain minimum amounts and ratios of Common Equity Tier 1(“CET1”), Total capital and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). We believe, as of March 31, 2024, that our bank subsidiary met all capital adequacy requirements to which they were subject.
The most recent notifications from the banking regulatory agencies categorized Summit Community as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Summit Community must maintain minimum CET1, Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below.
In December 2018, the federal bank regulatory agencies approved a final rule modifying their regulatory capital rules to provide an option to phase-in over a period of three years the day-one regulatory capital effects of the implementation of ASC 326. In March 2020, those agencies approved a final rule providing an option to delay the estimated impact on regulatory capital. We elected this optional phase-in period upon adoption of ASC 326 on January 1, 2020 and elected to delay the estimated impact. The initial impact of adoption as well as 25% of the quarterly increases in the allowance for credit losses subsequent to adoption (collectively the “transition adjustments”) will be delayed for two years. After two years, the cumulative amount of the transition adjustments will become fixed and will be phased out of the regulatory capital calculations evenly over a three year period, with 75% recognized in year three, 50% recognized in year four, and 25% recognized in year five. After five years, the temporary regulatory capital benefits will be fully reversed.
The following tables present Summit’s, as well as Summit Community’s, actual and required minimum regulatory capital amounts and ratios as of March 31, 2024 and December 31, 2023.
Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended.

	Actual		Minimum Required Capital — Basel III		Minimum Required To Be Well Capitalized
Dollars in thousands	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of March 31, 2024
CET1 (to risk weighted assets)
Summit	$381,890	9.4%	$285,018	7.0%	N/A	N/A
Summit Community	488,335	12.0%	284,426	7.0%	264,110	6.5%
Tier I Capital (to risk weighted assets)
Summit	415,810	10.2%	346,093	8.5%	N/A	N/A
Summit Community	488,335	12.0%	345,375	8.5%	325,059	8.0%
Total Capital (to risk weighted assets)
Summit	570,628	14.0%	427,527	10.5%	N/A	N/A
Summit Community	539,145	13.3%	426,640	10.5%	406,324	10.0%
Tier I Capital (to average assets)
Summit	415,810	9.0%	184,166	4.0%	N/A	N/A
Summit Community	488,335	10.6%	183,982	4.0%	229,977	5.0%
	Actual		Minimum Required Capital — Basel III		Minimum Required To Be Well Capitalized
Dollars in thousands	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2023
CET1 (to risk weighted assets)
Summit	369,935	9.1%	285,338	7.0%	N/A	N/A
Summit Community	475,785	11.7%	284,873	7.0%	264,525	6.5%
Tier I Capital (to risk weighted assets)
Summit	403,855	9.9%	346,481	8.5%	N/A	N/A
Summit Community	475,785	11.7%	345,917	8.5%	325,569	8.0%
Total Capital (to risk weighted assets)
Summit	556,590	13.7%	428,006	10.5%	N/A	N/A
Summit Community	524,737	12.9%	427,309	10.5%	406,961	10.0%
Tier I Capital (to average assets)
Summit	403,855	8.7%	186,747	4.0%	N/A	N/A
Summit Community	475,785	10.2%	186,057	4.0%	232,571	5.0%
NOTE 14.   DERIVATIVE FINANCIAL INSTRUMENTS
We use derivative instruments primarily to protect against the risk of adverse interest rate movements on the cash flows and fair values of certain assets and liabilities. Each of our derivative transactions qualify under the rules for “hedge accounting” in accordance with GAAP. A summary of our derivative transactions follows:
Cash flow hedges
We have entered into three pay-fixed/receive variable interest rate swaps as follows:
•
A $20 million notional interest rate swap with an effective date of October 18, 2021 and expiring on October 18, 2024, designated as a cash flow hedge of $20 million of forecasted series of short-term fixed rate Federal Home Loan Bank advances. Under the terms of this swap, we pay a fixed rate of 1.1055% and receive a variable rate equal to three month LIBOR.

•
A $50 million notional interest rate swap with an effective date of May 18, 2023 and expiring on May 18, 2025, designated as a cash flow hedge of $50 million of forecasted series of short-term fixed rate Federal Home Loan Bank advances. Under the terms of this swap, we pay a fixed rate of 3.768% and receive a variable rate equal to daily SOFR.
•
A $50 million notional interest rate swap with an effective date of July 18, 2023 and expiring on January 18, 2026, designated as a cash flow hedge of $50 million of forecasted series of short-term fixed rate Federal Home Loan Bank advances. Under the terms of this swap, we pay a fixed rate of 4.36% and receive a variable rate equal to daily SOFR.

In addition, we have purchased two interest rate caps as follows:
•
A $100 million notional interest rate cap with an effective date of July 20, 2020 and expiring on April 18, 2030, designated as a cash flow hedge of $100 million of a forecasted series short-term fixed rate Federal Home Loan Bank advances. Under the terms of this cap, we hedge the variability of cash flows when three month LIBOR is above 0.75%.

•
A $100 million notional interest rate cap with an effective date of December 29, 2020 and expiring on December 18, 2025, designated as a cash flow hedge of $100 million of certain indexed interest bearing demand deposit accounts. Under the terms of this cap, we hedge the variability of cash flows when the indexed rate of daily SOFR is above 0.50%.

Fair value hedges
We have entered into three pay-fixed/receive variable interest rate swaps as follows:
•
An original $9.95 million (current $6.5 million) notional amortizing interest rate swap with an effective date of January 15, 2015 and expiring on January 15, 2025, designated to hedge the variability in fair value of a fixed rate commercial loan with the same principal, amortization, and maturity terms of the swap. Under the terms of this swap, we pay a fixed rate of 4.33% and receive a variable rate equal to three month LIBOR plus 2.23%.

•
An original $11.3 million (current $9.5 million) notional amortizing interest rate swap with an effective date of December 18, 2015 and expiring on January 15, 2026, designated to hedge the variability in fair value of a fixed rate commercial loan with the same principal, amortization, and maturity terms as the swap. Under the terms of this swap, we pay a fixed rate of 4.30% and receive a variable rate equal to one month LIBOR plus 2.18%.

•
A $71.25 million notional pay fixed/receive variable interest rate swap with an effective date of April 1, 2024 (hedge designated on October 27, 2021) and expiring on February 1, 2031 to hedge the variability in fair value of a designated portfolio of available for sale taxable municipal securities. Under the terms of this swap, we will pay a fixed rate of 1.587% and will receive a variable rate equal to daily Federal funds.

A summary of our derivative financial instruments as of March 31, 2024 and December 31, 2023 follows:
	March 31, 2024
Dollars in thousands	Notional Amount	Derivative Fair Value		Net Ineffective Hedge Gains/(Losses)
		Asset	Liability
CASH FLOW HEDGES
Pay-fixed/receive-variable interest rate swaps
Short term borrowings	$120,000	$1,248	$—	$—
Interest rate cap hedging:
Short term borrowings	$100,000	$18,596	$—	$—
Indexed interest bearing demand deposit accounts	100,000	6,725	—	—
FAIR VALUE HEDGES
Pay-fixed/receive-variable interest rate swaps
Commercial real estate loans	$15,994	$592	$—	$—
Available for sale taxable municipal securities	71,245	9,642	—	(2)
Total	$407,239	$36,803	$—	$(2)

	December 31, 2023
Dollars in thousands	Notional Amount	Derivative Fair Value		Net Ineffective Hedge Gains/(Losses)
		Asset	Liability
CASH FLOW HEDGES
Pay-fixed/receive-variable interest rate swaps
Short term borrowings	$120,000	$1,059	$375	$—
Interest rate cap hedging:
Short term borrowings	$100,000	$17,578	$—	$—
Indexed interest bearing demand deposit accounts	100,000	6,736	—	—
FAIR VALUE HEDGES
Pay-fixed/receive-variable interest rate swaps
Commercial real estate loans	$16,175	$583	$—	$—
Available for sale taxable municipal securities	71,245	7,564	—	1
Total	$407,420	$33,520	$375	$1
Loan commitments:   ASC Topic 815, Derivatives and Hedging, requires that commitments to make mortgage loans should be accounted for as derivatives if the loans are to be held for sale, because the commitment represents a written option and accordingly is recorded at the fair value of the option liability.
NOTE 15.   ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
The following is changes in accumulated other comprehensive (loss) income by component, net of tax, for the three and three months ending March 31, 2024 and 2023.
	For the Three Months Ended March 31, 2024
Dollars in thousands	Gains and (Losses) on Pension Plan	Gains and (Losses) on Other Post- Retirement Benefits	Gains and (Losses) on Cash Flow Hedges	Unrealized Gains (Losses) on Debt Securities Available for Sale	Unrealized Gains (Losses) on Securities Fair Value Hedge	Total
Beginning balance	$19	$147	$15,820	$(29,211)	$5,740	$(7,485)
Other comprehensive (loss) income before reclassification	—	—	1,350	(2,766)	1,581	165
Amounts reclassified from accumulated other comprehensive loss, net of tax	—	—	—	71	—	71
Net current period other comprehensive (loss) income	—	—	1,350	(2,695)	1,581	236
Ending balance	$19	$147	$17,170	$(31,906)	$7,321	$(7,249)
	For the Three Months Ended March 31, 2023
Dollars in thousands	Gains and (Losses) on Pension Plan	Gains and (Losses) on Other Post- Retirement Benefits	Gains and (Losses) on Cash Flow Hedges	Unrealized Gains (Losses) on Debt Securities Available for Sale	Unrealized Gains (Losses) on Securities Fair Value Hedge	Total
Beginning balance	$(23)	$172	$20,867	$(37,901)	$5,406	$(11,479)
Other comprehensive income (loss) before reclassification	—	—	(3,136)	7,493	(948)	3,409
Amounts reclassified from accumulated other comprehensive loss, net of tax	—	—	—	45	—	45
Net current period other comprehensive income (loss)	—	—	(3,136)	7,538	(948)	3,454
Ending balance	$(23)	$172	$17,731	$(30,363)	$4,458	$(8,025)

NOTE 16.   INCOME TAXES
Our income tax expense for the three months ended March 31, 2024 and March 31, 2023 totaled $5.0 million and $3.6 million, respectively. Our effective tax rate (income tax expense as a percentage of income before taxes) for the three months ended March 31, 2024 and 2023 was 22.7% and 20.2%, respectively. A reconciliation between the statutory income tax rate and our effective income tax rate for the three months ended March 31, 2024 and 2023 is as follows:
	For the Three Months Ended March 31,
	2024	2023
	Percent	Percent
Applicable statutory rate	21.0%	21.0%
Increase (decrease) in rate resulting from:
Tax-exempt interest and dividends, net	(1.1)%	(1.8)%
State income taxes, net of Federal income tax benefit	2.1%	1.8%
Low-income housing and rehabilitation tax credits	(0.4)%	(0.3)%
Other, net	1.1%	(0.5)%
Effective income tax rate	22.7%	20.2%
The components of applicable income tax expense for the three months ended March 31, 2024 and 2023 are as follows:
	For the Three Months Ended March 31,
Dollars in thousands	2024	2023
Current
Federal	$4,134	$3,537
State	540	451
	4,674	3,988
Deferred
Federal	282	(364)
State	40	(49)
	322	(413)
Total	$4,996	$3,575
NOTE 17.   REVENUE FROM CONTRACTS WITH CUSTOMERS
Interest income, loan fees, realized securities gains and losses, bank owned life insurance income and mortgage banking revenue are not in the scope of ASC Topic 606, Revenue from Contracts with Customers. With the exception of gains or losses on sales of foreclosed properties, all of our revenue from contracts with customers in the scope of ASC 606 is recognized within Noninterest Income in the Consolidated Statements of Income. Incremental costs of obtaining a contract are expensed when incurred when the amortization period is one year or less.
The following table illustrates our total non-interest income segregated by revenues within the scope of ASC Topic 606 and those which are within the scope of other ASC Topics:

	Three Months Ended March 31,
Dollars in thousands	2024	2023
Service fees on deposit accounts	$1,723	$1,392
Bank card revenue	1,833	1,568
Trust and wealth management fees	847	811
Other	97	122
Net revenue from contracts with customers	4,500	3,893
Non-interest income within the scope of other ASC topics	578	493
Total noninterest income	$5,078	$4,386
NOTE 18.   MERGER
Pending Merger
On August 24, 2023, we entered into an Agreement and Plan of Reorganization with Burke & Herbert Financial Services Corp. (“Burke & Herbert”), a $3.6 billion Virginia corporation headquartered in Alexandria, Virginia, pursuant to which Summit will merge with and into Burke & Herbert, with Burke & Herbert as the surviving entity. Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each outstanding share of Summit common stock, par value $2.50 per share will be converted into the right to receive 0.5043 shares of Burke & Herbert common stock, par value $0.50 per share. Holders of Summit common stock will receive cash in lieu of fractional shares. The merger is intended to be a tax-free reorganization under Section 368(a) of the Internal Revenue Code.
The merger will close May 3, 2024, subject to customary closing conditions. Immediately following the merger, Summit Community Bank, Inc., Summit’s wholly owned banking subsidiary, will be merged with and into Burke & Herbert’s wholly-owned banking subsidiary, Burke & Herbert Bank & Trust Company, with B&H Bank the surviving bank. Refer to our 8-K filed with the SEC on August 24, 2023 for further details.
Item 2.   Management’s Discussion and Analysis of Financial Condition and Results of Operations
INTRODUCTION
The following discussion and analysis focuses on significant changes in our financial condition and results of operations of Summit Financial Group, Inc. (“Company” or “Summit”) and its operating subsidiary, Summit Community Bank (“Summit Community”), for the periods indicated. This discussion and analysis should be read in conjunction with our 2023 audited consolidated financial statements and Annual Report on Form 10-K.
The Private Securities Litigation Act of 1995 indicates that the disclosure of forward-looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward-looking statements by us. This Quarterly Report on Form 10-Q contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. Words such as “expects”, “anticipates”, “believes”, “estimates” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could” are intended to identify such forward-looking statements.
Although we believe the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially. Factors that might cause such a difference include: current and future economic and market conditions, including the effects of declines in housing prices, high unemployment rates, U.S. fiscal debt, budget and tax matters, geopolitical matters, and any slowdown in global economic growth; overall levels of inflation; fiscal and monetary policies of the Federal Reserve; future provisions for credit losses on loans and debt securities; changes in nonperforming assets; changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; the successful integration of operations of our mergers and acquisitions; changes in banking laws and regulations; changes in tax laws; the impact of technological advances; the outcomes of contingencies; trends in customer behavior as well as their ability to repay loans; and changes in the national and local economies. We undertake no obligation to revise these statements following the date of this filing.
OVERVIEW
On April 1, 2023, we acquired PSB Holding Corp. (“PSB”), and its subsidiary, Provident State Bank, Inc., headquartered in Preston, Maryland. PSB’s results are included in our financial statements from the acquisition date forward, impacting comparisons to the prior year first quarter.
In August 2023, we entered into an Agreement and Plan of Reorganization with Burke & Herbert pursuant to which Summit will merge with and into Burke & Herbert, with Burke & Herbert as the surviving entity. Immediately following the Merger, Summit Community Bank, Inc., Summit’s wholly owned banking subsidiary, will be merged with Burke & Herbert’s wholly-owned banking subsidiary, Burke & Herbert Bank & Trust Company, with B&H Bank the surviving bank. The transaction is expected to close May 3, 2024. See Note 18 to these consolidated financial statements for further information relative to the merger.
Our primary source of income is net interest income from loans and deposits. Business volumes tend to be influenced by the overall economic factors including market interest rates, business spending, and consumer confidence, as well as competitive conditions within the marketplace.
During the first three months of 2024, Summit’s Tangible Book Value Per Common Share (“TBVPCS”) increased $1.02 to $24.91 primarily due to retained earrnings. Further, TBVPCS was positively impacted by unrealized net gains on interest rate caps and swaps held as hedges against higher interest rates of $0.20 per common share (net of deferred income taxes), recorded in OCI which was nearly offset by unrealized net losses on AFS debt securities of $0.18 per common share (net of deferred income taxes), also recorded in accumulated OCI, in the same period. While TBVPCS is a non-GAAP financial measure, we believe TBVPCS provides a meaningful alternative measure of capital strength and performance for investors, industry analysts and others. See reconciliation of this non-GAAP financial measure in NON-GAAP FINANCIAL MEASURES below.
Primarily due to our PSB acquisition and organic loan growth, average interest earning assets increased by 18.1% for the first three months in 2024 compared to the same period of 2023 while our net interest earnings on a tax equivalent basis increased 16.3%. Our tax equivalent net interest margin decreased 8 basis points as our yield on interest earning assets increased 49 basis points while our cost of interest bearing funds increased 70 basis points.
CRITICAL ACCOUNTING POLICIES
Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the financial services industry. Application of these principles requires us to make estimates, assumptions and judgments that affect the amounts reported in our financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.
Our most significant accounting policies are presented in the notes to the consolidated financial statements of our 2023 Annual Report on Form 10-K. These policies, along with the other disclosures presented in the financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined.
Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions and estimates underlying those amounts, we have identified the determination of ACL, fair value measurements and accounting for acquired loans to be the accounting areas that require the most subjective or complex judgments and as such could be most subject to revision as new information becomes available. Refer to Note 6 of the Notes to the Consolidated Financial Statements in the 2023 Form 10-K for a discussion of the methodology we employ regarding the ACL.

For additional information regarding critical accounting policies, refer to Critical Accounting Policies section in Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the 2023 Form 10-K. There have been no significant changes in our application of critical accounting policies since December 31, 2023.
NON-GAAP FINANCIAL MEASURES
We prepare our financial statements in accordance with U.S. GAAP and also present certain non-GAAP financial measures that exclude certain items or otherwise include components that differ from the most directly comparable measures calculated in accordance with U.S. GAAP. Non-GAAP measures are provided as additional useful information to assess our financial condition and results of operations (including period-to-period operating performance). These non-GAAP measures are not intended as a substitute for GAAP financial measures and may not be defined or calculated the same way as non-GAAP measures with similar names used by other companies. For more information, including the reconciliation of these non-GAAP financial measures to their corresponding GAAP financial measures, see the respective sections where the measures are presented.
Book Value and Tangible Book Value Per Common Share
Dollars in thousands	March 31, 2024	December 31, 2023
Total shareholders’ equity	$454,281	$440,208
Less preferred stock	14,920	14,920
Common shareholders’ equity	439,361	425,288
Less goodwill and intangible assets	73,443	74,430
Tangible common equity (TCE)	$365,918	$350,858
Common shares outstanding	14,686,738	14,683,457
Book value per common share(1)	$29.92	$28.96
Tangible book value per common share(2)	$24.91	$23.89

(1)
Common shareholders’ equity divided by common shares outstanding

(2)
TCE divided by common shares outstanding

RESULTS OF OPERATIONS
Earnings Summary
Net income applicable to common shares for the three months ended March 31, 2024 was $16.8 million, or $1.14 per diluted share, compared to $13.9 million, or $1.08 per diluted share for the same period of 2023. The increased earnings during 2024 were primarily attributable to increased net interest income due to our growth and decreased provision for credit losses. Returns on average equity and assets for the first three months of 2024 were 15.37% and 1.47%, respectively, compared with 15.55% and 1.43% for the same period of 2023.
PSB’s results of operations are included in our consolidated results of operations from the date of acquisition, and therefore our 2024 results reflect increased levels of average balances, income and expense as compared to the same periods of 2023 results. At consummation (prior to fair value acquisition adjustments), the PSB transaction consisted primarily of $568 million assets and $528 million liabilities.
Net Interest Income
Net interest income is the principal component of our earnings and represents the difference between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Fluctuations in interest rates as well as changes in the volume and mix of earning assets and interest bearing liabilities can materially impact net interest income.

Q1 2024 compared to Q4 2023
For the quarter ended March 31, 2024, our net interest income on a fully taxable-equivalent basis decreased $950,000 to $40.2 million compared to $41.2 million for the quarter end December 31, 2023. Our taxable-equivalent earnings on interest earning assets decreased $1.1 million, while the cost of interest bearing liabilities decreased $124,000 (see Tables I and II).
For the three months ended March 31, 2024, average interest earning assets decreased to $4.32 billion compared to $4.34 billion for the three months ended December 31, 2023, while average interest bearing liabilities decreased to $3.52 billion for the three months ended March 31, 2024 from $3.57 billion for the three months ended December 31, 2023.
For the quarter ended March 31, 2024, our net interest margin decreased to 3.75%, compared to 3.76% for the linked quarter, as the yields on earning assets increased 1 basis points and the cost of our interest bearing funds increased by 6 basis points. Excluding the impact of accretion and amortization of fair value acquisition accounting adjustments related to the interest earning assets and interest bearing liabilities acquired by merger, Summit’s net interest margin was 3.66% and 3.67% for the three months ended March 31, 2024 and December 31, 2023.
Q1 2024 compared to Q1 2023
For the quarter ended March 31, 2024, our net interest income on a fully taxable-equivalent basis increased $5.7 million to $40.2 million compared to $34.6 million for the quarter ended March 31, 2023. Our taxable-equivalent earnings on interest earning assets increased $15.0 million, while the cost of interest bearing liabilities increased $9.3 million (see Tables I and II).
For the three months ended March 31, 2024, average interest earning assets increased 18.07% to $4.32 billion compared to $3.66 billion for the three months ended March 31, 2023, while average interest bearing liabilities increased 19.25% from $2.98 billion for the three months ended March 31, 2023 to $3.52 billion for the three months ended March 31, 2024.
For the quarter ended March 31, 2024, our net interest margin decreased to 3.75%, compared to 3.83% for the same period of 2023, as the yields on earning assets increased 49 basis points, while the cost of our interest bearing funds increased by 70 basis points.
Excluding the impact of accretion and amortization of fair value acquisition accounting adjustments related to the interest earning assets and interest bearing liabilities acquired by merger, Summit’s net interest margin was 3.82% for the three months ended March 31, 2023.
Table I — Average Balance Sheet and Net Interest Income Analysis
	For the Quarter Ended
	March 31, 2024			December 31, 2023			March 31, 2023
Dollars in thousands	Average Balance	Earnings/ Expense	Yield/ Rate	Average Balance	Earnings/ Expense	Yield/ Rate	Average Balance	Earnings/ Expense	Yield/ Rate
Interest earning assets
Loans, net of unearned fees(1)
Taxable	3,686,788	$59,204	6.46%	$3,688,505	$59,802	6.43%	$3,087,068	$45,421	5.97%
Tax-exempt(2)	4,427	57	5.18%	4,357	68	6.19%	6,086	81	5.40%
Securities
Taxable	413,656	5,025	4.89%	410,211	5,129	4.96%	314,004	3,412	4.41%
Tax-exempt(2)	184,810	1,413	3.08%	206,375	1,784	3.43%	216,430	1,781	3.34%
Federal funds sold and interest bearing deposits with other banks	29,287	132	1.81%	31,053	122	1.56%	34,330	171	2.02%
Total interest earning assets	4,318,968	65,831	6.13%	4,340,501	66,905	6.12%	3,657,918	50,866	5.64%

	For the Quarter Ended
	March 31, 2024			December 31, 2023			March 31, 2023
Dollars in thousands	Average Balance	Earnings/ Expense	Yield/ Rate	Average Balance	Earnings/ Expense	Yield/ Rate	Average Balance	Earnings/ Expense	Yield/ Rate
Noninterest earning assets
Cash & due from banks	24,037			22,485			17,387
Premises and equipment	62,773			63,298			54,112
Property held for sale	3,559			4,463			5,110
Intangible assets	74,057			75,043			62,024
Other assets	191,135			211,358			185,423
Allowance for credit losses‑loans	(48,897)			(47,834)			(39,507)
Total assets	$4,625,632			$4,669,314			$3,942,467
Interest bearing liabilities
Interest bearing demand deposits	$2,126,722	$15,480	2.93%	$2,170,953	$16,196	2.96%	$1,819,505	$10,796	2.41%
Savings deposits	442,122	1,822	1.66%	459,277	1,986	1.72%	480,207	1,917	1.62%
Time deposits	531,125	4,128	3.13%	508,383	3,235	2.52%	389,252	1,287	1.34%
Short-term borrowings	298,325	2,661	3.59%	309,657	2,791	3.58%	166,365	824	2.01%
Long-term borrowings, subordinated debentures and capital trust securities	124,060	1,508	4.89%	123,954	1,515	4.85%	123,599	1,462	4.80%
Total interest bearing liabilities	3,522,354	25,599	2.92%	3,572,224	25,723	2.86%	2,978,928	16,286	2.22%
Noninterest bearing liabilities and shareholders’ equity
Demand deposits	605,190			621,082			557,209
Other liabilities	54,513			54,160			43,508
Total liabilities	4,182,057			4,247,466			3,579,645
Shareholders’ equity – preferred	14,920			14,920			14,920
Shareholders’ equity – common	428,655			406,928			347,902
Total liabilities and shareholders’ equity	$4,625,632			$4,669,314			$3,942,467
Net interest earnings		$40,232			$41,182			$34,580
Net yield on interest earning assets			3.75%			3.76%			3.83%

(1)
 —  For purposes of this table, nonaccrual loans are included in average loan balances.

(2)
 —  Interest income on tax-exempt securities and loans has been adjusted assuming a Federal tax rate of 21% for all periods presented. The tax equivalent adjustment resulted in an increase in interest income of $309,000, $389,000, and $391,000 for the three months ended March 31, 2024, December 31, 2023 and March 31, 2023, respectively.

Table II — Changes in Net Interest Income Attributable to Rate and Volume
	For the Quarter Ended March 31, 2024 vs. December 31, 2023			For the Quarter Ended March 31, 2024 vs. March 31, 2023
	Increase (Decrease) Due to Change in:			Increase (Decrease) Due to Change in:
Dollars in thousands	Volume	Rate	Net	Volume	Rate	Net
Interest earned on:
Loans
Taxable	$(111)	$(487)	$(598)	$9,372	$4,411	13,783
Tax-exempt	1	(12)	(11)	(21)	(3)	(24)
Securities
Taxable	18	(122)	(104)	1,176	437	1,613
Tax-exempt	(186)	(185)	(371)	(248)	(120)	(368)
Federal funds sold and interest bearing deposits with other banks	(8)	18	10	(23)	(16)	(39)
Total interest earned on interest earning assets	(286)	(788)	(1,074)	10,256	4,709	14,965
Interest paid on:
Interest bearing demand deposits	(466)	(250)	(716)	1,999	2,685	4,684
Savings deposits	(86)	(78)	(164)	(155)	60	(95)
Time deposits	141	752	893	603	2,238	2,841
Short-term borrowings	(136)	6	(130)	914	923	1,837
Long-term borrowings, subordinated debentures and capital trust securities	(1)	(6)	(7)	5	41	46
Total interest paid on interest bearing liabilities	(548)	424	(124)	3,366	5,947	9,313
Net interest income	$262	$(1,212)	$(950)	$6,890	$(1,238)	$5,652
Provision for Credit Losses
Provision for credit losses is determined by management as the amount to be added to the allowance for credit loss accounts for various types of financial instruments including loans, securities and off-balance-sheet credit exposure after net charge-offs have been deducted to bring the allowance to a level which, in management’s best estimate, is necessary to absorb expected credit losses over the lives of the respective financial instruments.
No provision for credit losses was recorded for the three months ended March 31, 2024. We recorded $1.5 million provision for credit losses for the three months ended March 31, 2023. The following table summarizes the changes in the various factors that comprise the components of credit loss expense.
Table V — Provision for Credit Losses
	For the Three Months Ended March 31,
Dollars in thousands	2024	2023
Provision for credit losses-loans
Due to changes in:
Loan volume and mix	$(1,636)	$683
Loss experience	(606)	(802)
Reasonable and supportable economic forecasts & other qualitative adjustments	1,927	2,393
Individually evaluated credits	1,365	(399)
Total provision for credit losses – loans	1,050	1,875

	For the Three Months Ended March 31,
Dollars in thousands	2024	2023
(Recovery of) provision for credit losses-unfunded commitments
Due to changes in:
Loan volume and mix	(1,110)	(535)
Loss experience	(72)	(83)
Reasonable and supportable economic forecasts & other qualitative adjustments	132	243
Total recovery of credit losses – unfunded commitments	(1,050)	(375)
Total provision for credit losses – debt securities	—	—
Total provision for credit losses	$—	$1,500

Noninterest Income
Total noninterest income for the three months ended March 31, 2024 increased 15.8% compared to the same period of 2023. The increases were principally due to increased service charges on deposit accounts and higher bank card revenue. Further detail regarding noninterest income is reflected in the following table.
Table VI — Noninterest Income
	For the Three Months Ended March 31,
Dollars in thousands	2024	2023
Trust and wealth management fees	847	811
Mortgage origination revenue	154	171
Service charges on deposit accounts	1,723	1,392
Bank card revenue	1,833	1,568
Net realized losses on debt securities	(94)	(59)
Net gains on equity investments	40	45
Bank owned life insurance and annuities income	463	336
Other	112	122
Total	$5,078	$4,386
Noninterest Expense
Total noninterest expense increased 18.3% for the three months ended March 31, 2024 compared to the same periods of 2023, primarily due to higher salaries, commissions, and employee benefits, equipment expense, and other expenses. Table VII below shows the breakdown of the changes.
Table VII — Noninterest Expense
	For the Three Months Ended March 31,
		Change
Dollars in thousands	2024	$	%	2023
Salaries, commissions, and employee benefits	$12,058	$1,251	11.6%	$10,807
Net occupancy expense	1,695	362	27.2%	1,333
Equipment expense	2,508	478	23.5%	2,030
Professional fees	385	9	2.4%	376
Advertising and public relations	272	102	60.0%	170
Amortization of intangibles	987	644	187.8%	343
FDIC premiums	717	387	117.3%	330

	For the Three Months Ended March 31,
		Change
Dollars in thousands	2024	$	%	2023
Bank card expense	832	136	19.5%	696
Foreclosed properties expense, net of losses/(gains)	12	(3)	(20.0)%	15
Merger-related expenses	53	(278)	(84.0)%	331
Other	3,439	471	15.9%	2,968
Total	$22,958	$3,559	18.3%	$19,399

Salaries, commissions, and employee benefits:   The increases in these expenses for the three months ended March 31, 2024 compared to the same periods of 2023 are primarily due to general merit raises, higher group health insurance premiums and an increase in the average number of full-time equivalent employees related to the PSB acquisition during second quarter 2023.
Equipment:   The increase in equipment expense is primarily increased depreciation and amortization related to various technological upgrades, both hardware and software, made during the past three years including depreciation and amortization relative to equipment and software related to acquisitions.
Other:   The increase in other expenses for the three months ended March 31, 2024 compared to the same period of 2023 is largely due to the following:
•
Deferred director compensation plan-related income of $313,000 for the three months ended March 31, 2024 compared to $164,000 in the comparable period of 2023. Under the plan, the directors optionally defer their director fees into a “phantom” investment plan whereby the company recognizes expense or benefit relative to the phantom returns or losses of such investments.

•
Internet banking expense totaled $438,000 for the three months ended March 31, 2024 compared to $366,000 for the comparable period of 2023 due to increased customer usage.

•
Fraud losses increased from $203,000 for the three months ended March 31, 2023 to $391,000 for the three months ended March 31, 2024.

•
Debit card issuance and processing costs were $692,000 for the three months ended March 31, 2024 compared to $574,000 for the same period of 2023 due to increased customer usage.

Income Taxes
Our income tax expense for the three months ended March 31, 2024 and March 31, 2023 totaled $5.0 million and $3.6 million, respectively. Our effective tax rate (income tax expense as a percentage of income before taxes) for the quarters ended March 31, 2024 and 2023 was 22.7% and 20.2%, respectively. Refer to Note 16 of the accompanying financial statements for further information regarding our income taxes.
FINANCIAL CONDITION
Our total assets were $ 4.64 billion at March 31, 2024 and $ 4.63 billion at December 31, 2023. Table VIII below is a summary of significant changes in our financial position between December 31, 2023 and March 31, 2024.

Table VIII — Summary of Significant Changes in Financial Position
Dollars in thousands	Balance at December 31, 2023	Increase (Decrease)	Balance at March 31, 2024
Assets
Cash and cash equivalents	$52,232	$3,424	$55,656
Debt securities available for sale	502,762	(12,491)	490,271
Debt securities held to maturity	94,227	(490)	93,737
Equity investments	10,958	613	11,571
Other investments	21,130	712	21,842
Loans, net of unearned fees	3,681,612	15,430	3,697,042
Less: allowance for credit losses	(48,090)	(1,142)	(49,232)
Loans, net	3,633,522	14,288	3,647,810
Property held for sale	3,729	(297)	3,432
Premises and equipment	63,038	(745)	62,293
Accrued interest and fees receivable	20,004	234	20,238
Goodwill and other intangibles	74,430	(987)	73,443
Cash surrender value of life insurance policies and annuities	85,679	551	86,230
Derivative financial instruments	33,145	3,658	36,803
Other assets	39,466	92	39,558
Total assets	$4,634,322	$8,562	$4,642,884
Liabilities
Non-interest bearing deposits	$593,576	$11,933	$605,509
Interest bearing deposits	3,121,572	21,334	3,142,906
Total deposits	3,715,148	33,267	3,748,415
Short-term borrowings	302,957	(40,598)	262,359
Long-term borrowings	637	(7)	630
Subordinated debentures	103,782	122	103,904
Subordinated debentures owed to unconsolidated subsidiary trusts	19,589	—	19,589
Other liabilities	52,001	1,705	53,706
Shareholders’ Equity – preferred	14,920	—	14,920
Shareholders’ Equity – common	425,288	14,073	439,361
Total liabilities and shareholders’ equity	$4,634,322	$8,562	$4,642,884
The following is a discussion of the significant changes in our financial position during the first three months of 2024:
Debt securities available for sale:   The net decrease of $12.5 million in debt securities available for sale is principally attributable to sales of municipal securities.
Loans:   Excluding mortgage warehouse lines of credit, loan growth was $15.4 million during the first three months of 2024.
Deposits:   During the first three months of 2024, noninterest bearing checking deposits increased $11.9 million, interest bearing checking deposits decreased $18.7 million, savings deposits declined $12.1 million, and retail CDs increased $52.1 million.
Shareholders’ equity — common:   Changes in common shareholders’ equity are a result of net income and common dividends. Refer to the Consolidated Statements of Shareholders’ Equity of the accompanying financial statements for further details. Tangible book value per common share (“TBVPCS”) increased $1.02 to $24.91. In addition to the positive impact of retained earnings, TBVPCS was positively impacted by unrealized net gains on interest rate caps and swaps held as hedges against higher interest rates totaling $0.20 per common share (net of deferred income taxes) recorded in accumulated other comprehensive loss. However, these gains were nearly offset by unrealized net losses on AFS debt securities of $0.18 per common share (net of deferred income taxes), also recorded in accumulated other comprehensive loss, in the same period.
Refer to Notes 5, 6, 8, and 9 of the notes to the accompanying consolidated financial statements for additional information with regard to changes in the composition of our securities, loans, deposits and borrowings between March 31, 2024 and December 31, 2023.
Credit Experience
For purposes of this discussion, nonperforming assets include foreclosed properties, other repossessed assets, and nonperforming loans, which is comprised of loans 90 days or more past due and still accruing interest and nonaccrual loans.
The provision for credit losses represents charges to earnings necessary to maintain an adequate allowance to cover an estimate of the full amount of expected credit losses relative to loans. Our determination of the appropriate level of the allowance is based on an ongoing analysis of credit quality and loss potential in the loan portfolio, change in the composition and risk characteristics of the loan portfolio, and the anticipated influence of national and local economic conditions. The adequacy of the allowance for loan credit losses is reviewed quarterly and adjustments are made as considered necessary.
At March 31, 2024 and December 31, 2023, our allowance for loan credit losses totaled $49.2 million, or 1.33% of total loans and $48.1 million, or 1.31% of total loans. The allowance for loan credit losses is considered adequate to cover an estimate of the full amount of expected credit losses relative to loans.
We incurred net loan recoveries of $92,000 in the first three months of 2024 (0.01 percent of average loans annualized), compared to $63,000 net loan recoveries during the first three months of 2023 (0.01 percent of average loans annualized).
As illustrated in Table IX below, our non-performing assets have increased since year end 2023.
Table IX — Summary of Non-Performing Assets
	March 31,		December 31, 2023
Dollars in thousands	2024	2023
Accruing loans past due 90 days or more	$506	$17	$335
Nonaccrual loans
Commercial	7,537	402	1,088
Commercial real estate	8,378	1,700	5,675
Commercial construction and development	—	—	—
Residential construction and development	891	813	708
Residential real estate	4,245	4,322	4,524
Consumer	70	48	109
Other	—	—	—
Total nonaccrual loans	21,121	7,285	12,104

	March 31,		December 31, 2023
Dollars in thousands	2024	2023
Foreclosed properties
Commercial	—	—	—
Commercial real estate	—	297	297
Commercial construction and development	1,253	2,187	1,253
Residential construction and development	1,924	2,293	1,924
Residential real estate	255	351	255
Total foreclosed properties	3,432	5,128	3,729
Repossessed assets	—	—	—
Total nonperforming assets	$25,059	$12,430	$16,168
Total nonperforming loans as a percentage of total loans	0.58%	0.24%	0.34%
Total nonperforming assets as a percentage of total assets	0.54%	0.31%	0.35%
Allowance for credit losses-loans as a percentage of period end loans	1.33%	1.32%	1.31%
Total nonaccrual loans as a percentage of total loans	0.57%	0.24%	0.33%
Allowance for credit losses on loans as a percentage of nonaccrual loans	233.10%	560.55%	397.31%

Refer to Note 7 of the Notes to the Consolidated Financial Statements in the 2023 Form 10-K for a discussion of the methodology information regarding our past due loans, nonaccrual loans, modifications to borrowers experiencing financial difficulty and information regarding our methodology we employ on a quarterly basis to evaluate the overall adequacy of our allowance for credit losses.
The following table details the activity regarding our foreclosed properties for the three months ended March 31, 2024 and 2023.
Table X — Foreclosed Property Activity
	For the Three Months Ended March 31,
Dollars in thousands	2024	2023
Beginning balance	$3,729	$5,067
Acquisitions	—	59
Improvements	—	2
Disposals	(297)	—
Balance March 31	$3,432	$5,128
At March 31, 2024 and December 31, 2023 we had approximately $3.4 million and $3.7 million foreclosed properties which were obtained as the result of foreclosure proceedings. Although foreclosed property is recorded at fair value less estimated costs to sell, the prices ultimately realized upon their sale may or may not result in us recognizing additional gains or losses.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity reflects our ability to ensure the availability of adequate funds to meet loan commitments and deposit withdrawals, as well as provide for other transactional requirements. Liquidity is provided primarily by funds invested in cash and due from banks (net of float and reserves), Federal funds sold, non-pledged securities, and available lines of credit with the Federal Home Loan Bank of Pittsburgh (“FHLB”) and Federal Reserve Bank of Richmond, which combined totaled approximately $1.9 billion or 39.95% of total consolidated assets at March 31, 2024.

Our liquidity strategy is to fund loan growth with deposits and other borrowed funds while maintaining an adequate level of short- and medium-term investments to meet normal daily loan and deposit activity. As a member of the FHLB, we have access to approximately $1.6 billion. As of March 31, 2024 and December 31, 2023, these advances totaled approximately $293 million and $303 million, respectively. At March 31, 2024, we had additional borrowing capacity of $1.3 billion through FHLB programs. We have established a line with the Federal Reserve Bank to be used as a contingency liquidity vehicle. The amount available on this line at March 31, 2024 was approximately $289 million, which is secured by a pledge of certain consumer and our commercial and industrial loan portfolios. We have a $6 million unsecured line of credit with a correspondent bank. Also, we have a $490 million portfolio of available for sale debt securities which can be liquidated to meet liquidity needs.
Liquidity risk represents the risk of loss due to the possibility that funds may not be available to satisfy current or future commitments based on external market issues, customer or creditor perception of financial strength, and events unrelated to Summit such as war, terrorism, pandemic or financial institution market specific issues. The Asset/Liability Management Committee (“ALCO”), comprised of members of senior management and certain members of the Board of Directors, oversees our liquidity risk management process. The ALCO develops and recommends policies and limits governing our liquidity to the Board of Directors for approval with the objective of ensuring that we can obtain cost-effective funding to meet current and future obligations, as well as maintain sufficient levels of on-hand liquidity, under both normal and “stressed” circumstances.
We continuously monitor our liquidity position to ensure that day-to-day as well as anticipated funding needs are met. We are not aware of any trends, commitments, events or uncertainties that have resulted in or are reasonably likely to result in a material change to our liquidity.
One of our continuous goals is maintenance of a strong capital position. Through management of our capital resources, we seek to provide an attractive financial return to our shareholders while retaining sufficient capital to support future growth. Shareholders’ equity at March 31, 2024 totaled $454.3 million compared to $440.2 million at December 31, 2023.
Refer to Note 13 of the notes to the accompanying consolidated financial statements for additional information regarding regulatory restrictions on our capital as well as Summit Community’s capital.
CONTRACTUAL CASH OBLIGATIONS
During our normal course of business, we incur contractual cash obligations. The following table summarizes our contractual cash obligations at March 31, 2024.
Table XI — Contractual Cash Obligations
Dollars in thousands	Long Term Debt	Subordinated Debentures	Capital Trust Securities	Operating Leases
2024	$17	$—	$—	$1,006
2025	24	—	—	1,282
2026	589	—	—	1,201
2027	—	—	—	950
2028	—	—	—	730
Thereafter	—	105,000	19,589	2,531
Total	$630	$105,000	$19,589	$7,700
OFF-BALANCE SHEET ARRANGEMENTS
We are involved with some off-balance sheet arrangements that have or are reasonably likely to have an effect on our financial condition, liquidity, or capital. These arrangements at March 31, 2024 are presented in the following table.

Table XII — Off-Balance Sheet Arrangements
Dollars in thousands	March 31, 2024
Commitments to extend credit:
Revolving home equity and credit card lines	$116,403
Construction loans	250,672
Other loans	485,637
Standby letters of credit	58,420
Total	$911,132
Item 3.   Quantitative and Qualitative Disclosures about Market Risk
Market Risk Management
Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates and equity prices. Interest rate risk is our primary market risk and results from timing differences in the repricing of assets, liabilities and off-balance sheet instruments, changes in relationships between rate indices and the potential exercise of imbedded options. The principal objective of asset/liability management is to minimize interest rate risk and our actions in this regard are taken under the guidance of our Asset/Liability Management Committee (“ALCO”), which is comprised of members of senior management and members of the Board of Directors. The ALCO actively formulates the economic assumptions that we use in our financial planning and budgeting process and establishes policies which control and monitor our sources, uses and prices of funds.
Some amount of interest rate risk is inherent and appropriate to the banking business. Our net income is affected by changes in the absolute level of interest rates. Our interest rate risk position is asset sensitive. That is, absent any changes in the volumes of our interest earning assets or interest bearing liabilities, assets are likely to reprice faster than liabilities, resulting in an increase in net income in a rising rate environment. Net income would decrease in a falling interest rate environment. Net income is also subject to changes in the shape of the yield curve. In general, a flattening yield curve would decrease our earnings due to the compression of earning asset yields and funding rates, while a steepening would increase earnings as margins widen.
Several techniques are available to monitor and control the level of interest rate risk. We control interest rate risk principally by matching the maturities of our interest earning assets with similar maturing interest bearing liabilities and by hedging adverse risk exposures with derivative financial instruments such as interest rate swaps and caps. We primarily use earnings simulations modeling to monitor interest rate risk. The earnings simulation model forecasts the effects on net interest income under a variety of interest rate scenarios that incorporate changes in the absolute level of interest rates and changes in the shape of the yield curve. Each increase or decrease in interest rates is assumed to gradually take place over the next 12 months (as footnoted in table below), and then remain stable. Assumptions used to project yields and rates for new loans and deposits are derived from historical analysis. Securities portfolio maturities and prepayments are reinvested in like instruments. Mortgage loan prepayment assumptions are developed from industry estimates of prepayment speeds. Noncontractual deposit repricings are modeled on historical patterns.
The following table presents the estimated sensitivity of our net interest income to changes in interest rates, as measured by our earnings simulation model as of March 31, 2024. The sensitivity is measured as a percentage change in net interest income given the stated changes in interest rates (change over 12 months, stable thereafter, see footnotes below) compared to net interest income with rates unchanged in the same period. The estimated changes set forth below are dependent on the assumptions discussed above.

	Estimated % Change in Net Interest Income over:
Change in Interest Rates	0 – 12 Months	13 – 24 Months
	Actual	Actual
Down 100 basis points(1)	0.9%	5.7%
Down 200 basis points(1)	1.8%	5.2%
Down 200 basis points – steepening curve(2)	6.0%	19.3%
Up 200 basis points(1)	-1.7%	2.6%

(1)
assumes a parallel shift in the yield curve over 12 months, with no change thereafter

(2)
assumes short-term rates move down 200 basis points over 12 months while long-term rates remain relatively unchanged over 12 months, with no change thereafter

Item 4.   Controls and Procedures
Our management, including the Chief Executive Officer and Chief Financial Officer, has conducted as of March 31, 2024, an evaluation of the effectiveness of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of March 31, 2024 were effective. There were no changes in our internal control over financial reporting that occurred during the quarter ended March 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part II.   Other Information
Item 1.   Legal Proceedings
Refer to Note 11 of the Notes to the Consolidated Financial Statements in Part I, Item 1 for information regarding legal proceedings not reportable under this Item.
Item 1A.   Risk Factors
In addition to the other information set forth in this report, you should carefully consider the factors discussed in Part I, “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023.
Item 2.   Unregistered Sales of Equity Securities and Use of Proceeds
In February 2020, the Board of Directors authorized the open market repurchase of up to 750,000 shares of the issued and outstanding shares of Summit’s common stock (“February 2020 Repurchase Plan”). The timing and quantity of purchases under this stock repurchase plan are at the discretion of management. The plan may be discontinued, suspended, or restarted at any time at the Company’s discretion.
The following table sets forth certain information regarding Summit’s purchases of its common stock under the Repurchase Plan and for the benefit of Summits Employee Stock Ownership Plan for the quarter ended March 31, 2024.
Period	Total Number of Shares Purchased(a)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
January 1, 2024 – January 31, 2024	—	$—	—	426,423
February 1, 2024 – February 29, 2024	—	—	—	426,423
March 1, 2024 – March 31, 2024	—	—	—	426,423

(a)
All shares purchased for the benefit of Summit’s Employee Stock Ownership Plan

Item 5.   Other Information
Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements.
None

Item 6.   Exhibits
Exhibit 3.i	Amended and Restated Articles of Incorporation of Summit Financial Group, Inc.
Exhibit 3.ii	Articles of Amendment 2009
Exhibit 3.iii	Articles of Amendment 2011
Exhibit 3.iv	Amended and Restated Articles of Amendment 2021
Exhibit 3.v	Amended and Restated By-Laws of Summit Financial Group, Inc.
Exhibit 11	Statement re: Computation of Earnings per Share — Information contained in Note 4 to the Consolidated Financial Statements on page K-10 of this Quarterly Report is incorporated herein by reference.
Exhibit 31.1	Sarbanes-Oxley Act Section 302 Certification of Chief Executive Officer
Exhibit 31.2	Sarbanes-Oxley Act Section 302 Certification of Chief Financial Officer
Exhibit 32.1	Sarbanes-Oxley Act Section 906 Certification of Chief Executive Officer
Exhibit 32.2	Sarbanes-Oxley Act Section 906 Certification of Chief Financial Officer
Exhibit 101	Interactive Data File (Inline XBRL)
Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101)

EXHIBIT INDEX
Exhibit No.	Description	Page Number
(3)	Articles of Incorporation and By-laws:
	(i) Amended and Restated Articles of Incorporation of Summit Financial Group, Inc.	(a)
	(ii) Articles of Amendment 2009	(b)
	(iii) Articles of Amendment 2011	(c)
	(iv) Amended and Restated Articles of Amendment 2021	(d)
	(v) Amended and Restated By-laws of Summit Financial Group, Inc.	(e)
11	Statement re: Computation of Earnings per Share	14
31.1	Sarbanes-Oxley Act Section 302 Certification of Chief Executive Officer
31.2	Sarbanes-Oxley Act Section 302 Certification of Chief Financial Officer
32.1*	Sarbanes-Oxley Act Section 906 Certification of Chief Executive Officer
32.2*	Sarbanes-Oxley Act Section 906 Certification of Chief Financial Officer
101**	Interactive data file (Inline XBRL)
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101)

*
Furnished, not filed.

**
As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

(a)
Incorporated by reference to Exhibit 3.2 of Summit Financial Group, Inc.’s filing on Form 8-K dated April 30, 2021.

(b)
Incorporated by reference to Exhibit 3.1 of Summit Financial Group, Inc.’s filing on Form 8-K dated September 30, 2009.

(c)
Incorporated by reference to Exhibit 3.1 of Summit Financial Group, Inc.’s filing on Form 8-K dated November 3, 2011.

(d)
Incorporated by reference to Exhibit 3.1 of Summit Financial Group, Inc.’s filing on Form 8-K dated April 30, 2021.

(e)
Incorporated by reference to Exhibit 3.1 of Summit Financial Group, Inc.’s filing on Form 8-K dated March 2, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
SUMMIT FINANCIAL GROUP, INC.
(registrant)
		By:	/s/ H. Charles Maddy, III H. Charles Maddy, III, President and Chief Executive Officer
		By:	/s/ Robert S. Tissue Robert S. Tissue, Executive Vice President and Chief Financial Officer
		By:	/s/ Julie R. Markwood Julie R. Markwood, Executive Vice President and Chief Accounting Officer
Date:	May 2, 2024